Form 20-F
period 2003-03-31
WACOAL CORP
filed 2003-09-29
CIK 104040

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

(x) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended  March 31, 2003

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM __________________ TO _________________.

          Commission file number  0-11743

                             KABUSHIKI KAISHA WACOAL
             (Exact name of Registrant as specified in its charter)

                                  WACOAL CORP.
                 (Translation of Registrant's name into English)

                                      JAPAN
                 (Jurisdiction of incorporation or organization)

          29, NAKAJIMA-CHO, KISSHOIN, MINAMI-KU, KYOTO 601-8530, JAPAN
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                          American Depositary Receipts
                (each representing 5 shares of such Common Stock)
                                (Title of class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            Common Stock Outstanding:

                               146,616,685 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes   X                  No
                           -----                   -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17    X               Item 18
                             ------                     -----

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. In particular, the forward-looking statements may include statements relating to our development and sale of products, the expansion of our own SPA specialty retail store network, our sales activities through the catalog and Internet channels, continued development of overseas sales operations, changes in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies, and financial results. Forward-looking statements are contained in the sections entitled "Item 3.D. Risk Factors", "Item 4.B. Business Overview", and "Item 5. Operating and Financial Review and Prospects", and elsewhere in this annual report.

         The information contained in such sections and elsewhere in this annual report identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement. You should understand that it is not possible to predict or identify all such factors.

         We undertake no obligation to update any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise.

                              REFERENCES TO WACOAL

         Unless otherwise noted, references to Wacoal, our company, we, our, us and similar references include Wacoal Corp. and its consolidated subsidiaries.


                          CURRENCIES AND EXCHANGE RATES

         We publish our financial statements in Yen. In this annual report, references to "U.S. dollars" or "$" are to the currency of the United States and references to "Yen" are to the currency of Japan.

         Solely for your convenience, certain Yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the "noon buying rate" in this annual report refer to this rate. These translations should not be taken as assurances that the Yen amounts actually represent these U.S. dollar amounts or were or could be converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was Yen 117.13 to $1.00 on September 10, 2003.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3. KEY INFORMATION.

         A.       SELECTED FINANCIAL DATA.

         The following selected historical consolidated financial data of Wacoal have been derived from the audited Consolidated Financial Statements of Wacoal for the fiscal years ended March 31, 2003, 2002, 2001, 2000 and 1999. The selected consolidated financial data for the fiscal years ended March 31, 2003, 2002 and 2001 are derived from the audited consolidated historical financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), included elsewhere in this Form 20-F. In addition, the following table presents selected consolidated financial data for the fiscal years ended March 31, 2000 and 1999 derived from Wacoal's audited Consolidated Financial Statements not included in this Form 20-F. For purposes of this document, "working capital" means the amount of "total current assets" less "total current liabilities".



                                            (Yen in millions and U.S. Dollars in thousands, unless otherwise indicated)
                                                                     Year ended/as of March 31,
                                    --------------------------------------------------------------------------------------------
                                                 2003                   2002           2001             2000            1999
                                    ----------------------------    -----------     -----------      -----------     -----------
Net sales                           Yen 163,709       $1,386,542    Yen 162,829     Yen 162,023      Yen 165,937     Yen 169,996
Operating income                          7,264           61,523          7,186           9,624           11,117          11,432
Net income                                2,898           24,545          4,983          10,889            7,254           8,489
Working capital                          90,910          769,967         90,295          88,059           89,244          89,665
Total assets                            218,105        1,847,252        223,985         232,262          237,721         233,817
Capital stock                            13,260          112,306         13,260          13,260           13,260          13,260
Shareholders' equity                    160,839        1,362,234        168,205         172,558          173,612         169,065
Long-term debt (including
  capital leases)                         1,219           10,324          1,235             892            1,369           2,201

Per American Depositary Share
  (5 shares of common stock):

  Net income (per share -
  basic and fully diluted)                   97             0.82            166             356              235             275
Cash dividends declared per
share:
  Japanese Yen                               68               --             68              83               68              68
  U.S. dollars                               --             0.58           0.51            0.66             0.66            0.57
  Weighted average number of
  shares outstanding
  (thousands)                           148,772          148,772        149,986         152,993          154,117         154,117

         We publish our financial statements in Yen. The following tables set forth, for the years, months, and dates indicated, the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.


Yen exchange rates per U.S. dollar(1)             2003          2002          2001          2000          1999
-------------------------------------            ------        ------        ------        ------        ------
At March 31(2)                                   118.07        132.70        125.54        102.73        118.43
Average rate during period(3)                    121.10        125.13        110.61        110.02        128.43
Highest rate during period                       133.40        134.80        125.54        124.45        146.40
Lowest rate during period                        115.71        116.55        104.19        101.53        110.45

Yen exchange rates                               Highest Rate            Lowest Rate
 per U.S. dollar                                 During Period          During Period
------------------                               -------------          -------------
March 2003                                          121.42                 116.47
April 2003                                          120.55                 118.25
May 2003                                            119.50                 115.94
June 2003                                           119.87                 117.46
July 2003                                           120.55                 117.24
August 2003                                         120.47                 116.71
September 2003 (to September 10)                    117.13                 116.04

------------
1. All figures have been derived from figures released through the web-site of the Federal Reserve Bank of New York.

2. The noon buying rate on such date may differ from the rates used in preparation of our financial statements as of such dates.

3. Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

The noon buying rate on September 10, 2003 was Yen 117.13 = $1.00.

         B.       CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

         C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.

         D.       RISK FACTORS.

         Our business, performance and financial condition are subject to risks and uncertainties, including the risk factors described below. These risks and uncertainties could result in a material adverse effect on Wacoal, and a material decline in the trading price of our common stock and American Depositary Shares, or ADSs.

CONTINUED WEAK CONSUMER SPENDING IN JAPAN WOULD HURT OUR BUSINESS.

         The Japanese market accounts for almost 90% of our sales. We believe that the general level of consumer spending in our core Japan market and to a lesser degree in our other markets has a significant impact on our sales and profitability. In recent years, consumer spending in Japan has been sluggish, due to a variety of factors such as persistent weakness in the Japanese economy, price deflation and consumers' growing concerns about job security. These negative factors have been reinforced by economic weakness in the U.S., which has been exacerbated by concerns about terrorism and the Iraq conflict. We do not expect that consumer spending in Japan will materially increase in the foreseeable future, due to the continued adverse effects of these and other factors. Weak consumer spending in Japan has been an important factor in our inability to increase our revenues in the last few years. If consumer spending in Japan does not increase, it will be difficult for us to increase our sales and profitability.

CONTINUED WEAKNESS OF DEPARTMENT STORES AND OTHER GENERAL RETAILERS IN JAPAN WOULD HURT OUR BUSINESS.

         In fiscal year 2003, approximately 71% of our total sales were made to department stores, general merchandise stores and other general retailers in Japan. Although we are attempting to increase the percentage of our sales made through our own SPA specialty retail stores, catalog sales and the Internet, we expect that the large majority of our clothing sales will continue to be made through department stores and other general retailers in Japan for the foreseeable future.

         In recent years, many general retailers in Japan have experienced difficult business problems for a variety of reasons, including weak consumer spending, competition from convenience stores, catalog and Internet retailers and other sources, and high debt levels. A large number of prominent Japanese general retailers have suffered significant declines in sales and profitability, and some of these companies have become insolvent.

         Continued weakness in the general merchandise retail sector in Japan could cause our business and financial performance and condition to materially suffer for a number of reasons. For example, it will be difficult for us to increase our sales if the performance of our general retail customers does not improve, because we make most of our sales through these customers. The failure of one or more of our important general retail customers could materially harm our business, due to the immediate loss of sales formerly represented by a failed retailer and our potential inability to collect some or all of our outstanding accounts receivable to that retailer. In addition, increased consolidation in the Japanese general retail sector may allow our customers to increase their bargaining power in negotiating pricing and other terms of trade with us, which could hurt our business and performance.

OUR SUCCESS DEPENDS ON OUR ABILITY TO EFFECTIVELY ANTICIPATE AND RESPOND TO CONSUMER TASTES AND PREFERENCES.

         Our success depends in part on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. Customer tastes and fashion trends change rapidly and are difficult to predict. If we are unable to successfully anticipate or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will suffer and we may be faced with a significant amount of unsold inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which would have a material adverse effect on our business. Our brand image may also suffer if merchandise misjudgments and other missteps cause consumers to believe that we are not able to offer attractive fashions and top-quality products.

         We believe that our future sales growth and profitability will depend in part on our ability to increase sales to younger women, and to develop new products for mature women. Increased sales to younger women is important to increase our market reach and develop brand loyalty with consumers at a relatively early age, while sales to mature women will be increasingly important as Japan's population ages and mature women become a growing proportion of our total market. To achieve these sales goals, we are implementing a strategy of selling apparel aimed at younger women (in addition to other consumers) through our own SPA specialty retail stores, and we have developed product lines (such as our La Vie Aisee and Gra-P intimate apparel lines) that are targeted to mature women. However, we cannot assure you that our efforts to achieve consistent and profitable sales growth from these targeted consumers will be successful. For example, competition from lower-priced intimate apparel and from specialty retail store competitors, and our relative inexperience in managing our own stores, may limit our ability to attract increased numbers of younger customers.

GROWTH IN OUR PROFITABILITY WILL DEPEND IN LARGE PART ON OUR ABILITY TO REDUCE COSTS.

         Due to anticipated continued weakness in consumer spending in Japan and other factors, we believe that it will be difficult for us to materially increase our product sales in the near term. This means that we will likely need to reduce our costs in order to increase our profitability.

         In recent years we have taken certain steps intended to reduce our costs, and we expect to continue these efforts. For example, we have significantly reduced the number of our product distribution centers, and have taken other steps to make our distribution of products to our customers more efficient. We are seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. We have also expanded our early retirement program and have taken other steps to reduce our labor costs in Japan.

         However, we cannot assure you that we will be successful in materially reducing our costs, or that any cost reductions that we achieve will be large enough to compensate for difficulties that we may face in increasing our sales. For instance, most of our intimate apparel products are aimed at the higher end of the market, and require high quality fabric which often must be custom made to our specifications. Currently there is a shortage of fabric suppliers in lower-cost countries like China and Vietnam who can meet our requirements for this high quality fabric, and we expect this shortage to continue. Also, workforce restructuring and similar measures may require us to obtain the support of labor unions and other constituencies, and to make severance payments and incur other costs which would harm our financial performance in the applicable period. For example, we incurred an expense of Yen 12.3 billion during fiscal year 2003 as a result of our expanded early retirement program.

WE MAY EXPERIENCE DIFFICULTIES IN SUCCESSFULLY EXPANDING OUR SPA SPECIALTY RETAIL STORE NETWORK.

         As of August 31, 2003, we had a total of 66 SPA specialty retail stores. Our target is to build a network of approximately 100 stores by March 2004 and 150 stores by March 2005. Through our SPA specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and may be less likely to shop for intimate apparel in the general retail stores that carry our products. We also hope that our SPA specialty retail stores will help us address in part the continued weakness of Japan's general merchandise retailers, which represent the principal way that our products reach the market.

         However, there are many risks that we must address in order for our SPA specialty retail stores to succeed. We cannot assure you that we can successfully resolve these risks, especially in light of our limited experience in operating our own stores. For example, our SPA specialty retail store strategy depends in large part on our ability to find attractive store locations that will provide sufficient customer traffic to drive sales. We must compete for good store locations with other retailers pursuing similar strategies. We may not be able to open new stores with capital investment, leasing and other costs that will allow us to earn a reasonable return. We must effectively recruit personnel, control inventory, market our stores and new product lines and otherwise operate our stores successfully. We intend to develop and market distinct lines of intimate apparel for our SPA specialty retail stores under brands that do not feature the Wacoal name, in order to reach the targeted customers for our stores and avoid competition with our general retail customers who carry our Wacoal brand apparel. This strategy carries risks, including the risk that our new apparel lines may not meet the fashion, function and other needs of our targeted customers.

WE MAY EXPERIENCE DIFFICULTIES IN SUCCESSFULLY INCREASING OUR CATALOG AND INTERNET SALES.

         We believe that catalog and Internet sales will be increasingly important in achieving sales growth, and we are seeking to strengthen our capabilities in these channels. However, we face challenges in our catalog and Internet sales strategy. Our sales through these channels currently represent a small share of our overall sales. Also, we face intense competition in our catalog and Internet business, and many of our competitors have more experience and have devoted more resources to these channels than we have. We cannot assure you that we can successfully increase our catalog and Internet sales sufficiently to compensate for continued flat or declining sales through our core general retailer channel, or to counter any problems we may face in executing our SPA specialty retail store strategy.

OUR BUSINESS IS HIGHLY COMPETITIVE.

         The sale of intimate and other apparel is highly competitive. We compete for sales with a range of other apparel companies, individual and chain fashion specialty stores and department stores and other general retailers. Our principal intimate apparel competitors in Japan are Triumph, Charle and Cecille, and we also compete with a number of other mass market and specialty apparel companies.

         An important factor affecting the competitive environment in our industry in recent years has been the increased penetration of lower priced garments in the market. Factors driving this trend include increased product sourcing and production in China, Vietnam and other lower-cost countries; the introduction of new manufacturing technologies; consolidation in the retail industry; and a prolonged period of sluggish consumer spending, particularly in Japan. We believe that our strategy of focusing on the higher end of the intimate apparel market helps us to mitigate the potential negative effects of such trends on our business and performance, including possible loss of market share and reduced profitability. However, we are affected by these competitive trends and we cannot assure that our strategy will be successful over time.

         Additionally, we continue to be challenged by the emergence of new and competitive retail concepts in the Japanese intimate apparel industry, which target customers through catalog marketing, door-to-door selling and e-commerce. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which would have a material adverse effect on our financial condition and results of operations.

THE SUCCESS OF OUR SEASONAL PRODUCT CAMPAIGNS IS IMPORTANT TO OUR BUSINESS.

         We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter of each year. Our business success depends in large part on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by consumer purchases.

WE MAY FACE INCREASING RISKS RELATING TO CONDUCTING BUSINESS INTERNATIONALLY.

         Currently, almost 90% of our sales are made in Japan, and we source and manufacture most of our apparel in Japan. However, we anticipate that over time, an increasing portion of our apparel will be produced outside of Japan to take advantage of lower costs available in countries such as China. Also, we hope to expand our product sales in overseas markets, including the U.S., Europe and China. These initiatives and trends may cause us to become increasingly subject to various risks relating to conducting business abroad, including:

         - political and economic instability in countries where we source, manufacture or sell our products;

         -    unexpected legal or regulatory changes;

         - trade protection measures and import or export licensing requirements;

         -    potentially negative consequences from changes in tax laws;

         -    fluctuations in currency exchange rates;

         -    difficulty in staffing and managing widespread operations;

         -    differing protection of intellectual property;

         - difficulties in collecting accounts receivable because of distance and different legal rules; and

         - public health or similar problems (for example, the SARS outbreak in Asia and other parts of the world) in our important overseas markets or sourcing/production centers.

OUR HOLDINGS OF EQUITY SECURITIES EXPOSE US TO RISKS.

         We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities could have an adverse impact on our financial results in the relevant reporting period. In particular, continued negative trends in the Japanese equity securities markets could adversely impact the value of our equity securities holdings. For example, in fiscal 2003 we recognized a Yen 3.6 billion valuation loss on our equity securities holdings.

WE MAY BE ADVERSELY AFFECTED BY OUR EMPLOYEE BENEFIT OBLIGATIONS.

         Regarding benefit obligations and plan assets, we fund and accrue the cost of benefits to a level that we believe is sufficient based on conservative accounting policies. However, if returns from investment assets decrease due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our financial results and condition.

WE MAY BECOME A PASSIVE FOREIGN INVESTMENT COMPANY IN THE FUTURE, WHICH COULD RESULT IN ADVERSE U.S. TAX CONSEQUENCES TO U.S. HOLDERS OF OUR STOCK OR ADSS.

         We believe that we are not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, and we do not expect to become a PFIC for the current taxable year. Depending upon the relative size of our holdings of cash, investment securities and other investment-type assets in future years, however, we may become a PFIC in the future. Such characterization could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs. For example, if we were to become a PFIC, U.S. holders of our stock or ADSs would become subject to increased tax liabilities under U.S. tax laws and regulations and burdensome reporting requirements.

         The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if, after applying certain look-through rules, either 50 percent or more of the gross value of our assets, based on annual quarterly averages, are passive assets, or 75 percent or more of our annual gross income is passive income. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not become a PFIC for the current or any future taxable year. See "Item 10.E. Taxation -- United States Federal Income Taxation -- U.S. Holders -- Passive Foreign Investment Companies".

ITEM 4.  INFORMATION ON WACOAL.

         A.       HISTORY AND DEVELOPMENT OF WACOAL.

         Wacoal Corp. is a joint stock corporation that was incorporated under the Commercial Code of Japan in 1949 with the name Wako Syoji Kabushiki Kaisha. Our name was changed to Wacoal Kabushiki Kaisha in 1957 and further changed to Kabushiki Kaisha Wacoal (or Wacoal Corp.) in 1964. Our corporate headquarters are located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan. Our telephone number is 81-75-682-5111.

         We conduct our business and operations principally in Japan. In addition, since our incorporation, we have established a number of overseas subsidiaries and joint venture companies, including in the U.S., China, France, the U.K., and several countries in Southeast Asia. Our efforts to develop our business overseas in recent years have included the following:

         In December 2000, we reorganized our joint venture in China as a wholly owned subsidiary. In July 2003 we renamed the subsidiary Wacoal China Co., Ltd.

         In October 2001, we established Wacoal (UK) Limited as a wholly-owned subsidiary of Wacoal International Corp. (U.S.). Wacoal (UK) Limited, which commenced business operations in January 2002, imports Wacoal products from the U.S. and France and distributes the products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.

         In August 2002, we established Wacoal Sports Science Corp. in the United States as a wholly-owned subsidiary of Wacoal International Corp. for the purpose of expanding our CW-X sportswear line globally.

         In October 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in the People's Republic of China as a wholly-owned subsidiary. We intend to use this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.

         In June 2003, we established Wacoal Malaysia Sdn Bhd. as a joint venture company with Warisan TC Holding Bhd. for the purpose of strengthening our business and brand image in Malaysia.

         In fiscal years 1999 and 2000, we spent approximately Yen 15 billion to construct our new company headquarters building in Kyoto, Japan. We spent Yen 522 million in fiscal year 2001 and Yen 149 million in fiscal year 2002 for repairs and maintenance of facilities. Additionally, we spent approximately Yen 233 million in fiscal year 2002 and Yen 400 million in fiscal year 2003 on the expansion of our SPA specialty retail store network. In fiscal year 2003, our capital expenditures for our facilities amounted to Yen 1,235 million, and we also spent approximately Yen 500 million on computer equipment and related purchases. See "Item 4.D. Property, Plant and Equipment".

         We expect to spend approximately Yen 800 million on the expansion of our SPA specialty retail store network during fiscal year 2004, and approximately Yen 1,100 million on computer equipment and related purchases during fiscal year 2004.

         We have not received any indications of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies' shares.

         B.       BUSINESS OVERVIEW.

         OVERVIEW

         We are a leading designer, manufacturer and marketer in Japan of women's intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies' briefs) accounted for approximately 71% of our consolidated net sales for fiscal year 2003. We also design, manufacture and sell nightwear, children's underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in housing and restaurant businesses, certain cultural projects, and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.

         Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal year 2003, approximately 71% of our total sales were made to department stores, general merchandise stores and other general retailers in Japan.

         In the U.S. market, our subsidiary, Wacoal America, Inc., is engaged in sales of foundation garments and lingerie, using the Wacoal brand, the Donna Karan Intimates (DKI) brand and the DKNY brand. Wacoal America, Inc. operates from two sites in New Jersey and New York, and employs approximately 1,200 people. One of our subsidiaries, Saradona Mfg. Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products mostly to retailers in the U.S.

         In France, our subsidiary Wacoal France S.A. designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in Southeast Asia.

         In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We also hold a minority ownership interest in a joint venture company, Shanghai Yadie Fashion Co., Ltd., which serves as a production base for our foundation garments, all of which are shipped to Wacoal in Japan. In October 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in the People's Republic of China as a wholly-owned subsidiary. We intend to use this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.

         Vietnam Wacoal Corp., which we established in Vietnam as a part of the expansion of our overseas manufacturing bases, commenced operations in April 1998.

         In October 2001 we established Wacoal (UK) Limited in the U.K, which imports Wacoal products from the U.S. and France and distributes the products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.

         The following table set forth information with respect to our total sales by category of products during the fiscal years ended March 31, 2003, 2002 and 2001:

                TOTAL SALES (AND PERCENTAGE) BY PRODUCT CATEGORY
                                (Yen in millions)

                                                                  Year ended March 31,
                                     ------------------------------------------------------------------------------
                                              2003                        2002                        2001
                                     ----------------------      ----------------------      ----------------------
Innerwear
     Foundation Garments and         Yen 116,741       71.3%     Yen 116,096       71.3%     Yen 115,072       71.0%
     Lingerie
     Nightwear                            12,710        7.8           12,714        7.8           12,634        7.8
     Children's Underwear                  2,515        1.5            2,470        1.5            2,755        1.7
                                     -----------      -----      -----------      -----      -----------      -----
     Total Innerwear                     131,966       80.6          131,280       80.6          130,461       80.5
Outerwear and Sportswear                   9,440        5.8            9,588        5.9            9,337        5.8
Hosiery                                    1,672        1.0            1,777        1.1            1,638        1.0
Other                                     20,631       12.6           20,184       12.4           20,587       12.7
                                     -----------      -----      -----------      -----      -----------      -----
Total                                Yen 163,709      100.0%     Yen 162,829      100.0%     Yen 162,023      100.0%
                                     ===========      =====      ===========      =====      ===========      =====

         The following table sets forth information with respect to our total sales by region during the fiscal years ended March 31, 2003 and 2002(1):

                     TOTAL SALES (AND PERCENTAGE) BY REGION
                                (Yen in millions)

                                                               Year ended March 31,
                                                 -----------------------------------------------
                                                         2003                       2002
                                                 --------------------       --------------------
Japan                                            Yen 145,155       89%      Yen 145,930       90%
United States and Europe                              13,568        8            12,250        8
Asia (excluding Japan)                                 4,986        3             4,649        2
Total                                            Yen 163,709      100%      Yen 162,829      100%
                                                 -----------      ---       -----------      ---

--------------------
1. In the fiscal year ended March 31, 2001 sales outside of Japan constituted less than 10% of our total sales.

         OPERATIONS

         Principal Products

         Our principal product categories are foundation garments and lingerie, nightwear, children's underwear, outerwear and sportswear, hosiery, and other products.

         Foundation garments and lingerie

         Our foundation garments include brassieres, girdles and bodysuits (a one-piece combination brassiere and girdle). Most of these products are available in a variety of colors, with variations in lace, trim and detailing. Lingerie, consisting mainly of slips, bra-slips (a combination bra and slip), ladies' briefs, undershirts and shorts, is produced in a variety of fashion styles.

         Product Campaigns. We launch product campaigns for our foundation garments and lingerie for the spring, summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns.

         Our summer 2002 product campaign featured our T-shirt bra NAMI-NAMI and our NAMI-NAMI underpants. Our NAMI-NAMI products have several features that make them well-suited for the summer season, including a "wave" fabric edge that enhances fit and helps make the lines of the bra and underpants less visible through outer garments.

         Our fall/winter 2002/2003 campaign featured our new-concept SHAKITTO bra. Designed based on research conducted at our Human Science Research Center, the SHAKITTO bra promotes correct posture by supporting the bone structure of the chest and back. Over 800,000 SHAKITTO bras were sold in the fall/winter season of 2002/2003.

         We believe that sales to mature women will represent an increasingly important part of our business over time, as Japan's population ages and mature women become a growing proportion of the apparel market. To address this opportunity, we have developed our La Vie Aisee and Gra-P product lines, and we intend to develop additional products in the future for this market segment.

         We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include our Kyutto Up Pants for the fall/winter of 2002/2003, and our Natural Up Bra and Natural Fit Bra for the spring of 2003. Our product line also includes our luxury products PARFAGE, SALUTE, L'ge and Lesiage, targeted to the highest market segment.

         SPA Specialty Retail Stores. As part of our product and marketing strategy, we are putting into place a network of directly managed SPA specialty retail stores. We began developing our SPA specialty retail stores in 2001, and we had 66 stores in our SPA network as of August 31, 2003. Our target is to build a network of approximately 100 stores by March 2004 and 150 stores by March 2005.

         Through our SPA specialty retail stores we intend to reach younger customers and others who prefer shopping for intimate apparel at malls or specialty stores rather than at department stores and other general retailers. We also intend to generally increase our points of contact with customers, and reduce our reliance on the general retailer channel to market our foundation garment and lingerie products.

         We are segmenting our SPA specialty retail stores to target particular customer groups and selling opportunities. For example, our une nana cool SPA stores are targeted towards younger women; our SUBITO SPA stores focus on intimate apparel for active career women; our amphi SPA stores are located near train stations and other convenient urban locations, to reach customers with limited time for shopping; and our sur la plage SPA stores are located in suburban areas.

         Currently, our SPA specialty retail store network includes 32 Wacoal brand stores, in addition to the stores described above that are aimed at identified market segments. We expect that over time, our segmented stores will represent most of the growth in our SPA specialty retail store network.

         Our SPA store strategy includes WJ Corp., which we established in August 2002 as a 50/50 joint venture company with World Co., Ltd. WJ Corp. currently operates Zarzarrosa, a SPA store located in the Odaiba shopping area of Tokyo. Through WJ Corp., we intend to work with World Co. to improve and expand our product offerings in inner/outer wear and other lines, and to develop new ideas and initiatives for our SPA network.

         Nightwear

         We design and market women's nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women; our fashionable Grander line targeted to mature women; and our comfortable Be At Ease line for sleeping and other relaxing activities in the home.

         Children's underwear

         Our children's underwear products include undergarments for teenage women, children's sleepwear and other targeted garment offerings.

         Outerwear and sportswear

         Our outerwear and sportswear product line principally consists of women's outerwear, including dresses, skirts, slacks, jackets and sweaters; and active wear, featuring our Wellness products. We believe that we can further develop our Wellness product line by leveraging our strong brand awareness and our experience and expertise in fashion and human science gained through our core intimate apparel business.

         Our CW-X conditioning wear is the flag-ship line of our Wellness product line. In conjunction with efforts to develop our Wellness product line world-wide, we sought to expand our retail network by establishing Wacoal Sports Science Corp. in the United States in August 2002. Our CW-X line is available at many major sports shops in the United States. Furthermore, in Europe, we launched an original product for cyclists in March 2003 through an operational alliance with the world's second largest sports equipment retail chain, Decathlon of France.

         Hosiery

         We currently offer a variety of hosiery products under several different labels, including our Carlson, CV and Venus Return brands. Our hosiery products include pantyhose, tights, knee-high's and anklets offered in various sizes and colors, with different denier and yarn combinations. In fiscal year 2003 we launched our Garret stocking, which features a feminine look and feel and is available in a variety of colors and patterns.

         Other products

         We are engaged in several business lines that are ancillary to our core apparel business. Our Nanasai subsidiary builds interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a housing and restaurant business, and are also involved in cultural projects and events.

         PRINCIPAL MARKETS AND METHODS OF DISTRIBUTION

         We currently sell our products in Japan, the United States, China, and certain countries in Europe and Southeast Asia.

         Japan

         In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores and other general retailers, and to specialty stores. Sales to general retailers in Japan represented approximately 71% of our total worldwide sales in fiscal year 2003. No single Wacoal customer constitutes 10% or more of our total sales, although our general retail customers affiliated with the Aeon Group collectively accounted for approximately 7.3% of our total sales in fiscal year 2003. We also distribute our products by catalog mail order, direct sales, through the Internet, and through our SPA specialty retail stores. As discussed above, we intend to expand our SPA store network over time, with the target of having approximately 100 stores by March 2004 and 150 stores by March 2005.

         United States

         In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. These products are sold under our Wacoal brand, and under the Donna Karan Intimates (DKI) brand and the DKNY brand pursuant to licensing arrangements. Wacoal America operates from two sites located in New Jersey and New York, and has approximately 1,200 employees. Our Saradona Mfg. Corp. subsidiary manufactures products in the Dominican Republic and ships these products to Wacoal America, which distributes the products principally to retailers in the U.S.

         In August 2002, we established Wacoal Sports Science Corp. in the United States as a wholly-owned subsidiary of Wacoal International Corp. for the purpose of expanding our CW-X sportswear line globally.

         China

         In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We intend to use our Wacoal (Shanghai) Human Science R&D Co., Ltd. subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.

         At present we are developing a sales network in China that is focused on our existing production and marketing hubs. Through this network, we plan to market our products in approximately 200 department stores in China by 2005. We have established a sales office in Dalian to strengthen our marketing efforts in China. In 2003, we established a sales and design office in Shanghai as part of efforts to improve our product design and development capabilities in China. In order to underpin the new office's product-planning functions, we have established a Wacoal human science research center in Shanghai tasked with developing unique products for the local market based on the principles of human science and ergonomics.

         Other Asia

         We market our products through subsidiaries and affiliates in a number of countries in Southeast Asia, including South Korea, Thailand, Taiwan, Indonesia and Malaysia.

         Europe

         Our Wacoal France subsidiary designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in Southeast Asia.

         In October 2001 we established Wacoal (UK) Limited in the U.K, which imports Wacoal products from the U.S. and France and distributes the products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.

         SEASONALITY

         Although our seasonal product campaigns may result in sales fluctuations during the year, in general our sales and business performance are not materially affected by seasonality.

         PRODUCTION AND SOURCES OF SUPPLY

         We produce our apparel products directly at the Wacoal Corp. parent level, as well as through our nine manufacturing subsidiaries in Japan, our two manufacturing subsidiaries in China, our manufacturing subsidiary in Vietnam, and our joint venture companies in Korea, Thailand, Taiwan, China and Indonesia. In addition, a substantial portion of our apparel products are manufactured on a third party basis through over 150 subcontractors in Japan. All of these products are produced according to our specifications, using materials that we supply.

         We work with our subcontractors and joint venture companies to help them produce products that meet our specifications. For example, we supply them with cutting patterns and with sewing machine attachments. We also on occasion provide financing for the purchase of sewing machines and other equipment, although such financing is not material.

         The principal raw materials that we use in our apparel business include nylon and other synthetic fabrics, lace, stretch fabrics, cotton fabrics, fasteners, tape and threads. These materials are obtained from over 150 sources, most of them within Japan. In fiscal year 2003, we obtained approximately 25% of our raw materials on a cost basis from five suppliers, with the largest supplier representing approximately 7% of our raw material costs.

         We have not experienced any significant difficulties in obtaining raw materials. However, although alternate sources of supply exist for our raw material requirements, we believe that our operations could be adversely affected by substantial increases in the price of such materials or by our suppliers having difficulty in obtaining materials essential to the manufacture of Wacoal products.

         As described above, we depend on our relationships with subcontractors, joint ventures and suppliers to source and manufacture our products. We do not materially depend on patents or licenses or on new manufacturing processes for our business or profitability.

         GOVERNMENT REGULATION

         We believe that regulation by governmental authorities in Japan and other countries where we operate does not significantly affect our business.

         C.       ORGANIZATIONAL STRUCTURE.

         The following table sets forth our current corporate structure, the jurisdiction of incorporation of our significant subsidiaries, and the percentage of equity ownership that we hold directly or indirectly in these subsidiaries:

                                                       Jurisdiction of
           Principal Subsidiaries                       Incorporation          Wacoal Equity Owned (%)
           ----------------------                      ---------------         -----------------------
Studio Five Corp.                                           Japan                        100
Point Up Inc.                                               Japan                        100
Tokai Wacoal Sewing Corp.                                   Japan                        100
Nagasaki Wacoal Sewing Corp.                                Japan                        100
Niigata Wacoal Sewing Corp.                                 Japan                        100
Fukuoka Wacoal Sewing Corp.                                 Japan                        100
Fukushima Wacoal Sewing Corp.                               Japan                        100
Kumamoto Wacoal Sewing Corp.                                Japan                        100
Hokuriku Wacoal Sewing Corp.                                Japan                        100
Miyazaki Wacoal Sewing Corp.                                Japan                        100
Torica Inc.                                                 Japan                         53
Nanasai Co., Ltd.                                           Japan                         67
Saradona Mfg. Corp.                                         U.S.A.                       100
Wacoal International Corp.                                  U.S.A.                       100
Wacoal America, Inc.                                        U.S.A.                       100
Wacoal Sports Science Corp.                                 U.S.A.                       100
Wacoal (UK) LTD.                                             U.K.                        100
Wacoal France S.A.                                          France                       100
Wacoal Singapore Pte. Ltd.                                Singapore                      100
Wacoal Hong Kong Co., Ltd.                                Hong Kong                       80
Wacoal International Hong Kong Co., Ltd.                  Hong Kong                      100
Wacoal China Co., Ltd.                                      China                        100
Guangdong Wacoal Inc.                                       China                        100
Wacoal (Shanghai) Human Science R&D Co., Ltd.               China                        100
Vietnam Wacoal Corp.                                       Vietnam                       100
Philippine Wacoal Corp.                                The Philippines                    67

         D.       PROPERTY, PLANTS AND EQUIPMENT.

         The principal facilities that we currently use in our business are as follows:

                                                                        Floor Space
                                                                           (1,000
                                                                           square           Principal Activities or
                Facility                             Location             feet)(1)           Products Manufactured
                --------                             --------             --------          -----------------------
Executive and sales office                      Kyoto, Japan                344       Management, Sales and Administration
Kyoto distribution center                       Kyoto, Japan                231       Quality Control and Distribution
Kyoto South distribution center                 Kyoto, Japan                 88       Distribution
Manufacturing plants:
     Tokai Wacoal Sewing Corporation            Shizuoka, Japan              22       Foundation Garments
     Hokuriku Wacoal Sewing Corporation         Fukui, Japan                 30       Lingerie
     Nagasaki Wacoal Sewing Corporation         Nagasaki, Japan              88       Foundation Garments
     Niigata Wacoal Sewing Corporation          Niigata, Japan               15       Nightwear
     Fukuoka Wacoal Sewing Corporation          Fukuoka, Japan               30       Foundation Garments
     Fukushima Wacoal Sewing Corporation        Fukushima, Japan             31       Foundation Garments
     Kumamoto Wacoal Sewing Corporation         Kumamoto, Japan              38       Foundation Garments
     Miyazaki Wacoal Sewing Corporation         Miyazaki, Japan              48       Children's Innerwear, Foundation
                                                                                      Garments
     Torica Inc.                                Tottori, Japan              262       Lingerie
66(2) SPA specialty retail stores               Tokyo, Osaka,                59       Retail sales
                                                Kanagawa, and other
                                                locations in Japan
Vietnam Wacoal Corp.                            Bien Hoa, Vietnam           106       Foundation Garments
Saradona Mfg. Corp.                             Santo Domingo,               92       Foundation Garments
                                                Dominican Republic
Wacoal China Co., Ltd.                          Beijing, China               84       Foundation Garments
Guangdong Wacoal Inc.                           Guangzhou, China             40       Foundation Garments
Sales offices with warehouse facilities         Tokyo, Japan                205       Sales
                                                (4 offices)
                                                Sapporo, Japan               35       Sales
                                                Osaka, Japan                123       Sales
                                                (1 office)
                                                Kyoto, Japan                337       Sales
                                                (2 offices)
                                                Nagoya, Japan                93       Sales
                                                Fukuoka, Japan               54       Sales
Wacoal America Inc.                             New Jersey and              182       Management and Sales
                                                New York, U.S.
SPIRAL building                                 Tokyo, Japan                107       Cultural Activities
Nanasai Co., Ltd.                               Kyoto, Japan                220       Mannequins, Sales Equipment

----------

1. Of the foregoing facilities, our total owned space is 2,884,000 square feet and our total leased space is 311,000 square feet.

2.   As of August 31, 2003.

         We own all of the foregoing facilities except for the following, which we lease from third parties: (i) our sales office in Tokyo (65,000 square feet),
(ii) our office and warehouse facility for Nanasai (105,000 square feet), (iii) our sewing factory for Torica (7,000 square feet), (iv) our management and sales facility for Wacoal America (50,000 square feet) and (v) our 66 SPA specialty retail stores as of the end of August 2003 (total of 59,000 square feet for all stores). The chief executive office and other four offices of Nanasai Co., Ltd., consisting of 52,000 square feet, have been mortgaged as collateral for our bank loans in the amount of Yen 3,860 million.

         As discussed earlier in this report, we intend to increase the number of our SPA specialty retail stores, with the target of having approximately 100 stores by March 2004 and 150 stores by March 2005. In general, we intend to lease the space for these stores, although we will incur capital expenses in improving the interiors of the stores to our specifications.

         Our capital expenditures in fiscal year 2003 for our facilities amounted to Yen 1,235 million. Of this total, we spent approximately Yen 400 million during fiscal year 2003 for improving our SPA stores, and we expect to spend approximately Yen 800 million for such improvements in fiscal year 2004. We have no plans to materially expand or improve our facilities beyond the existing level, apart from our plans to expand our SPA store network as described above. We expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. The capital expenditures will be funded out of operating cash flows and existing cash reserves.

         We have no material tangible fixed assets other than those discussed above.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         CRITICAL ACCOUNTING POLICIES.

         Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires our management to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in applying our accounting policies in the preparation of our consolidated financial statements.

         VALUATION OF INVENTORIES

         Inventories are stated at the lower of cost or market, cost being substantially determined on the first-in, first-out method for raw materials and average cost method for work in process and finished products. We continuously review our inventories for their salability and for indications of obsolescence to determine if a write down to market value is necessary. The revaluation of inventories is based on the age of inventories, likelihood of obsolescence, actual product movements, changes in market demand, and other factors.

         ALLOWANCE FOR DOUBTFUL RECEIVABLES AND RETURNS

         We are required to assess the collectability of notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these notes and receivables, including the current creditworthiness of each applicable customer taking into account business conditions, turnover of receivables and financial positions for significant customers. In the event that a customer's financial condition worsens, the allowance for doubtful receivables may increase and may adversely affect our financial condition and performance.

         We allow our customers to return their unsold products when the customers meet certain criteria established by us, as outlined in our applicable trade terms. We establish the allowance for estimated returns based on historical experience, and we regularly review and revise the allowance when we deem it necessary in light of our estimates of sales returns based primarily upon actual returns, planned product discontinuances, and promotional sales. We record the allowance for estimated returns as a reduction to sales.

         DEFERRED TAX ASSETS

         We currently have significant deferred tax assets and liabilities, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the achievement of projected future taxable income. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income.

         IMPAIRMENT OF INVESTMENT SECURITIES

         An impairment of investment securities is charged to earnings when a decline in fair value below the cost is other than temporary. Management principally considers that an other-than-temporary impairment has occurred if the decline in fair value is 50% or more of the cost. If the decline is less than 50%, various factors -- such as the extent to which the cost exceeds the market value, the duration of the market decline, and the financial health of the issuer -- are reviewed to judge whether it is temporary or not.

         Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable; however, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.

         IMPAIRMENT OF LONG-LIVED ASSETS

         When we determine that long-lived assets and certain intangible assets held have been impaired based on estimated future cash flows, the amount of carrying value in excess of the fair market value of such assets is recognized as impairment loss. We believe that our assessment of estimated future cash flows and the fair values of such assets has been reasonably performed. However, changes in estimated future cash flows and fair values may adversely affect our results of operations.

         EMPLOYEE RETIREMENT PLANS

         We have a number of retirement benefit plans. We have a contributory retirement plan and certain subsidiaries have qualified pension plans. The amount of the projected retirement benefit obligation and pension costs are computed based on actuarial assumptions. The key assumptions include discount rates, expected return on plan assets, mortality expectations, and other factors. Our management believes that these actuarial assumptions and methods are appropriate in light of our circumstances. However, due to a change in an actuarial assumption, the amount of the projected retirement benefit plan liabilities and costs may be adversely affected.

         NEW ACCOUNTING PRONOUNCEMENTS.

         BUSINESS COMBINATION In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. There was no impact on our consolidated financial statements from the adoption of this statement.

         GOODWILL AND OTHER INTANGIBLE ASSETS Effective April 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets". The statement requires that recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible asset determined to have an indefinite useful life are not to be amortized, but instead tested for impairment until the life of such assets is determined to no longer be indefinite. The effect on our consolidated financial statements from the adoption of this statement was not material.

         ASSET RETIREMENT OBLIGATIONS In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. The adoption of SFAS No. 143 had no impact on our financial position, results of operations and cash flows.

         EXIT OR DISPOSAL ACTIVITIES In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 143 had no impact on our financial position, results of operations and cash flows.

         SALES PROMOTION EXPENSES We adopted the provisions of Emerging Issues Task Force Issue No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in connection with the Purchase or Promotion of Vendor's Products", which was subsequently codified in Issue No. 01-9 ("EITF 01-9"), effective April 1, 2002. EITF 01-9 addresses the income statement characterization of consideration other than sales incentives from a vendor to an entity that purchases the vendor's products for resale. The impact from the adoption of EITF 01-9 on our consolidated financial statements was not material.

         CASH CONSIDERATION RECEIVED FROM A VENDOR In January 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The issue provides guidelines for specific treatment and classification of certain amounts received by a customer from a vendor in connection with product purchased from the vendor. EITF 02-16 was effective prospectively for new arrangements entered into after December 31, 2002. The adoption of EITF 02-16 had no impact on our consolidated financial statements.

         TRANSFER OF THE SUBSTITUTIONAL PORTION OF EMPLOYEE PENSION FUND LIABILITIES In January 2003, the Emerging Issue Task Force reached a final consensus on Issue 03-2 ("EITF 03-2"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan ("EPF") which is a defined benefit pension plan established under the Welfare Pension Insurance Law.

         The process of separating the substitutional portion of an EPF from the corporate portion occurs in four phases. The four phases are as follows: (I) the EPF submits an application to the Japanese government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion; (II) upon approval, the EPF is exempted from the obligation for benefits related to future employee service under the substitutional portion; (III) the EPF submits an application to the Japanese government for separation of the benefit obligation related to past services;
(IV) final approval of separation is granted.

         EITF 03-2 requires that the entire separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for as a settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government.

         On January 30, 2003, we received an approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion (phase II described above). We plan to submit another application for separation of the remaining substitutional portion. Subject to and upon approval of our application by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. We are unable to determine the impact on our consolidated financial statements until the completion of the transfer.

         GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements are effective for financial statements ending after December 15, 2002. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. We have adopted the disclosure requirements of FIN 45 and the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. The recognition and initial measurement provisions did not have any impact on our financial position, results of operations and cash flows.

         CONSOLIDATION OF VARIABLE INTEREST ENTITIES In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". It requires that the assets, liabilities, and results of the activities of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. For us, this Interpretation is effective immediately for variable interest entities created after January 31, 2003, and effective April 1, 2003 for variable interest entities acquired before February 1, 2003. We do not expect that the adoption of this Interpretation will have any impact on our consolidated financial statements.

         AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES In April 2003, FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for contracts entered into or modified after June 30, 2003. The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. We do not expect the adoption of this Interpretation will have any impact on our consolidated financial statements.

         A.       OPERATING RESULTS

         FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

         Revenues and Expenses

         Despite challenges stemming from the prolonged slump in the Japanese retail industry, increased price competition in the intimate apparel industry and other adverse factors, in the fiscal year ended March 31, 2003, consolidated net sales edged up 0.5% from the previous year, to Yen 163.7 billion. The cost of sales decreased 1.5%, to Yen 85.3 billion, and the cost of sales ratio improved 1.1 percentage points, to 52.1% compared with 53.2% in fiscal year 2002. Key factors contributing to the year-on-year reduction in cost of sales were a decrease in material costs resulting primarily from increased sourcing from lower-cost overseas suppliers, and decreased labor costs, largely due to the increased shifting of production activities to China, Vietnam and other lower-cost countries.

         In fiscal year 2003, our sales of foundation garments and lingerie - which accounted for 71.3% of our total sales for the year - edged up 0.6% from the previous year, to Yen 116.7 billion. Products which contributed most significantly to our sales in fiscal 2003 were our summer campaign T-shirt bra NAMI-NAMI and NAMI-NAMI pants, and our fall/winter campaign SHAKITTO bra. Other contributors included our La Vie Aisee and Gra-P product lines for mature women, our luxury brand PARFAGE, our Kyutto Up Pants product which is marketed under the Wing line, and our Lesiage luxury products.

         Although we implemented measures aimed at reducing costs, our selling, general and administrative expenses rose 3.0%, to Yen 70.4 billion. This increase resulted primarily from costs associated with the following:

         the expansion of our SPA specialty retail store network to a total of 57 stores as of March 31, 2003 (approximately Yen 400 million in total costs);

         an increased number of our employees opting for early retirement in response to our expanded program (approximately Yen 12.3 billion in total for early retirement costs); and

         increased sales promotion activities, including advertising and remodeling our sales counters in department stores (approximately Yen 11.9 billion in total costs).

         Our gross margin increased 1.1%, to 47.9%. However, our increased selling and general administrative expenses resulted in a weakening of our operating margin by 1.1%, to 43.5%, which resulted in our operating profit remaining the same as in the previous year at 4.4%.

         In other income and expenses, we recorded net other expenses of Yen 2.7 billion in fiscal year 2003, compared with net other income of Yen 0.4 billion in the previous year. This was mainly attributable to a Yen 3.6 billion valuation loss on our equity securities holdings, associated with the downturn in the domestic stock market. Consequently, income before income taxes, equity in net income of affiliated companies and minority interests fell 39.5%, to Yen
4.6 billion. Income taxes decreased 34.3%, to Yen 2.5 billion, and the effective tax rate increased by 4.3%, to 54%, mainly due to an increase in our valuation allowance for deferred tax assets. Due to the above factors, net income in the year under review was down 41.8%, to Yen 2.9 billion.

         Net income per American Depositary Receipt ("ADR", equivalent to five shares of common stock) decreased from Yen 166 in the previous fiscal year to Yen 97.

         Return on equity declined from 2.9% to 1.8%, and return on assets decreased from 2.2% to 1.3%. Return on sales was 1.8%, compared with 3.1% in the previous fiscal year.

         Cash Flow

         Net cash provided by operating activities decreased from Yen 8.7 billion in the fiscal year 2002 to Yen 7.9 billion. This decrease resulted principally from increased expenses incurred during the fiscal year in connection with the expansion of our early retirement program and increased sales and promotional activities.

         Net cash used in investing activities increased from Yen 9.4 billion to Yen 9.8 billion, primarily due to the transfer of bank deposits to short-term bonds. Capital expenditures decreased from Yen 2.5 billion to Yen 2.1 billion. Our principal capital expenditures were for investment in information technology and the expansion of our SPA specialty retail stores.

         Net cash used in financing activities rose from Yen 5.5 billion to Yen
6.0 billion. In fiscal year 2003, we repurchased Yen 2.3 billion of treasury stock and paid cash dividends of Yen 2.0 billion.

         As a result of the above activities, cash and cash equivalents were down Yen 8.1 billion from the fiscal year 2002, to Yen 27.2 billion. We have consistently utilized cash flow rather than borrowings in our financial strategy while mainly using cash earnings from operating activities for capital investments. By adhering to this policy going forward, we will continue to maintain liquidity on hand and to invest in our operations flexibly.

         Financial Condition

         Compared with fiscal year 2002, total current assets declined 2.3%, to Yen 124.5 billion, mainly attributable to a decrease in notes and accounts receivable. Total current liabilities fell 9.5%, to Yen 33.6 billion, primarily due to reductions in short-term bank loans and notes and accounts payable. Working capital was Yen 90.9 billion, equivalent to 55.5% of net sales, the same ratio as in the previous fiscal year. The current ratio improved from 343% to 371% at fiscal year-end.

         Long-term debt remained at approximately the previous-year end's level of Yen 1.2 billion. Shareholders' equity decreased 4.4%, to Yen 160.8 billion, largely due to the other comprehensive loss of Yen 5.9 billion. This loss principally resulted from a Yen 1.0 billion unrealized loss on our investment securities mainly stemming from a Yen 3.0 billion reduction in gross unrealized gain on our equity securities, and a Yen 3.8 billion increase in our minimum pension liabilities resulting from a reduction in the value of our pension plan assets. As a result, the ratio of equity to total capitalization was 73.7%, compared with 75.1% at the previous year-end. Due to lower short-term bank loans, the debt-to-equity ratio edged down from 5.2% at the end of the previous year to 4.4%. Shareholders' equity per common share decreased from Yen 1,128 to Yen 1,097. Total assets declined 2.6% from the previous year-end, to Yen 218.1 billion.

         FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

         Revenues and Expenses

         In the fiscal year ended March 31, 2002, although our business in Japan was adversely affected by the unfavorable domestic economic environment, business problems experienced by the Japanese retail sector and other factors, an overall increase in sales at our subsidiaries in the United States and Southeast Asia and the beneficial impact of a weak yen resulted in our consolidated net sales increasing 0.5% over fiscal year 2001, to Yen 162.8 billion. Accompanying a slight decrease in the cost of sales, to Yen 86.6 billion, the cost of sales ratio improved 0.8 percentage points, to 53.2%.

         Selling, general and administrative expenses rose 6.4%, to Yen 69.1 billion, due to higher expenses associated with the payment of retirement benefits and a loss on sale of real estate held by our subsidiary Nanasai. As a result, operating income decreased 25.3%, to Yen 7.2 billion, and our operating profit margin declined from 5.9% in the previous fiscal year, to 4.4%.

         In other income and expenses, we recorded net other income of Yen 0.4 billion, approximately Yen 10.0 billion less than in fiscal year 2001. This decrease was mainly attributable to an Yen 11.0 billion gain on sale, transfer or exchange of investments recorded in fiscal year 2001. Consequently, income before income taxes, equity in net income of affiliated companies, minority interests and cumulative effect of accounting change fell 62.2%, to Yen 7.6 billion. Income taxes decreased 58.2%, to Yen 3.8 billion, and the effective tax rate was 49.7%. Due to the factors described above, net income in fiscal year 2002 decreased 54.2%, to Yen 5.0 billion, and net income per American Depository Share (equivalent to five shares of common stock) declined from Yen 356 in fiscal year 2001 to Yen 166.

         Cash dividends per ADS were Yen 68, Yen 15 lower than the previous fiscal year's dividend payment, which included a special dividend to commemorate the 50th anniversary of the establishment of Wacoal. Due to the decrease in net income, the dividend payout ratio rose to 40.9%, from 23.3% in fiscal year 2001.

         Return on equity fell from 6.3% in fiscal year 2001 to 2.9%, and return on assets decreased from 4.6% to 2.2%. Return on sales for fiscal year 2002 was 3.1%, compared with 6.7% in the previous fiscal year.

         Cash Flow

         Net cash provided by operating activities in fiscal year 2002 decreased to Yen 8.7 billion, from Yen 11.5 billion in the previous fiscal year, primarily due to the fall in net income. Depreciation and amortization expense amounted to Yen 3.5 billion. Net cash used in investing activities decreased from Yen 13.7 billion to Yen 9.4 billion, mainly attributable to a Yen 4.4 billion decrease in net increment of marketable securities in fiscal 2002. This offset an increase in our capital expenditures from Yen 1.2 billion in the previous fiscal year, to Yen 2.5 billion in fiscal year 2002. This rise in capital expenditures principally reflected expenses associated with the decoration of and installation of equipment in our expanding number of SPA specialty retail stores.

         Net cash used in financing activities declined to Yen 5.5 billion, from Yen 6.5 billion in the previous fiscal year. This decrease was primarily due to our reduced borrowings under short-term bank loans and our reduced buy-back of our stock from shareholders, as well as to lower dividends paid on common stock, which rose temporarily in the previous fiscal year because of the commemorative dividend payout.

         As a net result of the above activities, cash and cash equivalents at March 31, 2002 were down Yen 5.8 billion from the previous fiscal year-end, to Yen 35.4 billion.

         Financial Condition

         Compared with the previous fiscal year-end, our total current assets at March 31, 2002 decreased 1.6%, to Yen 127.4 billion, and our total current liabilities fell 10.5%, to Yen 37.1 billion. Working capital at March 31, 2002 was Yen 90.3 billion, equivalent to 55.5% of net sales during fiscal year 2002, compared with 54.3% for the previous fiscal year. Our current ratio improved from 312% at March 31, 2001 to 343% at March 31, 2002.

         Our long-term debt at March 31, 2002 amounted to Yen 1.2 billion, a Yen 0.3 billion increase from the previous fiscal year-end. Shareholders' equity decreased 2.5%, to Yen 168.2 billion, primarily attributable to a reduction in unrealized gain on securities and the recording of a minimum pension liability. The equity ratio was 75.1%, compared with 74.3% at the previous year-end. Mainly due to the lower short-term bank loans, the debt-to-equity ratio edged down from 5.5% at the end of the previous year to 5.2%. Net property, plant and equipment declined 2.3% to Yen 57.3 billion at March 31, 2002, and total assets decreased 3.6% to Yen 224.0 billion.

         B.       LIQUIDITY AND CAPITAL RESOURCES.

         Our main source of liquidity is cash from operations. Our cash from operations has allowed us to fund our working capital requirements and our capital expenditures (including our SPA specialty retail store expansion) without material borrowings or other external financing. We believe that we consistently maintain more than adequate levels of working capital for our operations and our anticipated capital and other expenditures. We also currently maintain credit facilities with bank lenders for which we provide guarantees for working capital purposes.

         Our working capital was Yen 90,910 million at the end of fiscal year 2003. As a percentage of net sales, working capital at the end of fiscal year 2003 was 55.5%, compared to the same percentage at the end of fiscal year 2002 and 54.3% at the end of fiscal year 2001. Our current ratio (current assets divided by current liabilities) was 3.71 at the end of fiscal year 2003, compared to 3.43 at the end of fiscal year 2002 and 3.12 at the end of fiscal year 2001.

         In fiscal year 2003, cash flow from operating activities was Yen 7,858 million, compared to Yen 8,653 million and Yen 11,480 million in fiscal years 2002 and 2001, respectively.

         Capital expenditures in fiscal years 2003, 2002 and 2001 were Yen 2,104 million, Yen 2,484 million and Yen 1,182 million, respectively. In fiscal year 2003, our most significant capital expenditures were incurred in connection with the expansion of our own SPA specialty retail store network to a total of 57 stores as of March 31, 2003. We made significant capital expenditures in fiscal years 2001 and 2002 to purchase computer equipment for the Wacoal Corp. parent entity and to construct a new factory for Saradona Mfg. Corp., our subsidiary operating in the Dominican Republic.

         At the end of fiscal year 2003, our long-term debt amounted to Yen 1,219 million, compared to Yen 1,235 million in fiscal year 2002 and Yen 892 million in fiscal year 2001.

         Overall, our debt to equity ratio (short and long-term debt divided by shareholders' equity) was 0.044 in fiscal year 2003, compared to 0.052 in fiscal year 2002 and 0.055 in fiscal year 2001.

         See "Item 17. Financial Statements - Note 7" for a more detailed discussion of our short-term bank loans and long-term debt.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES.

         New products (including basic changes in the design of existing products) are developed by our designers principally on the basis of market analysis and, in the case of foundation garments, studies of body contour and movements. Patterns and trial models are produced by our product research and design divisions. The products are tested for fit, comfort, durability and consumer acceptance before going into full-scale production. Basic changes in design, particularly with respect to foundation garments, are intended to last for several years. Changes in colors and variations in trim and detailing are introduced more frequently. We also conduct research and development relating to production processes and the use of new or substitute raw materials. Recently, we have been developing new methods to measure human bodies, such as noncontact three-dimensional measuring equipment. We also engage in research to better measure our customers' satisfaction as to the comfortability and wearability of our clothing.

         Because many of our marketing and production personnel contribute to the development of new products and styles, it is not practicable to determine the precise amount of expenditures on our product development activities, but we believe that we spent approximately Yen 700 million on these activities in fiscal year 2003, and Yen 600 million in each of fiscal years 2002 and 2001.

         D.       TREND INFORMATION.

         For a discussion of other trends that affect our business and operating results, see "Item 3.D. Risk Factors", "Item 4.B. Business Overview", "Item 5. New Accounting Pronouncements - Transfer of the Substitutional Portion of Employee Pension Fund Liabilities" and "Item 5.A. Operating Results".

         E.       OFF-BALANCE SHEET ARRANGEMENTS.

         Not applicable.

         F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

         Contractual Obligations and Commitments

         For information regarding debt obligations including amounts maturing in each of the next five years, see note 7 to the consolidated financial statements.

         The following table summarizes our contractual obligations as of March 31, 2003.

                                                             Payments Due by Period
                                                                 Millions of Yen
                             -----------------------------------------------------------------------------------------
                               Total          2004         2005         2006         2007         2008      Thereafter
                             ---------     ---------     --------     --------     --------     --------    ----------
Short-term borrowings:
  Unsecured bank loans       Yen 1,773     Yen 1,773     Yen   --     Yen   --     Yen   --     Yen   --     Yen  --
  Collateralized bank loans      3,860         3,860
Long-term debt                   1,432           213          411           25           19           --         764

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

         A.       DIRECTORS AND SENIOR MANAGEMENT.

         The following is a current list of Wacoal Corp.'s Directors and Corporate Auditors:

       Name           Position(s) and Office(s)
 (Date of Birth)          with Wacoal Corp.            Business Experience and Position(s) and Office(s) with Wacoal Corp.(1)(2)
 ---------------      -------------------------   ----------------------------------------------------------------------------------
Yoshikata Tsukamoto   President Corporate         April 1972             Joins Wacoal Corp.
(January 29, 1948)    Officer;                    November 1977          Elected to Director.
                      President and               November 1981          Elected to Managing Director.
                      Representative Director     September 1984         Elected to Executive Vice President and Director
                                                                         (Representative Director).
                                                  June 1987 - present    Elected to President and Director (Representative
                                                                         Director).
                                                  June 2002              Elected to Corporate Officer.
                                                  June 2003 - Present    Elected to Corporate Officer to President Corporate Officer

Hiroshi Sakagami      Vice President and          March 1961             Joins Wacoal Corp.
(September 13, 1942)  Director;                   April 1995             General Manager of Tokyo Sales Office, Wing Brand
                      Vice President Corporate                           Operation Division.
                      Officer;                    June 1996              Elected to Director.
                      Supervisor for Business     June 1999              General Manager of Wing Brand Operation Division.
                      Implementation Support                             Elected to Managing Director.
                      Staff
                      Supervisor for Public       April 2002             Supervisor for Business Strategy and Business
                      Relations Department                               Implementation Support Staff.
                                                  June 2002              Supervisor for Business Strategy and Business
                                                                         Implementation Support Staff and Supervisor for Corporate
                                                                         Communication Center.
                                                                         Elected to Senior Managing Director and Corporate Officer.
                                                  April 2003 - present   Supervisor for Business Implementation Support Staff,
                                                                         Supervisor for Public Relations Department.
                                                  June 2003 - present    Elected to Vice President and Director, and Vice President
                                                                         Corporate Officer.

       Name           Position(s) and Office(s)
 (Date of Birth)          with Wacoal Corp.            Business Experience and Position(s) and Office(s) with Wacoal Corp.(1)(2)
 ---------------      -------------------------   ----------------------------------------------------------------------------------
Kazuaki Ichihashi     Senior Managing Director;   March 1967             Joins Wacoal Corp.
(January 26, 1945)    Senior Corporate Officer;   April 1994             Chief Manager of Personnel Group, Personnel Division.
                      General Manager of Wacoal   June 1995              Elected to Director.
                      Brand Operation Division    April 1997             General Manager of Personnel Department.
                                                  June 1998              Elected to Managing Director.
                                                  April 2001             Chief of Business Strategy Office and General Manager of
                                                                         Personnel Department.
                                                  April 2002 - present   General Manager of Wacoal Brand Operation Division.
                                                  June 2002              Elected to Senior Managing Director (to present) and
                                                                         Corporate Officer.
                                                  June 2003 - present    Elected to Senior Managing Director (to present) and
                                                                         Corporate Officer to Senior Corporate Officer.

Shoichi Suezawa       Managing Director;          March 1970             Joins Wacoal Corp.
(June 13, 1947)       Senior Corporate Officer;   April 1994             Chief of Accounting Group and Financial Group, Management
                      Supervisor for Personnel,                          Control Division.
                      General Administration,     June 1996              Elected to Director.
                      Accounting and Business     June 1998              Chief of Management Planning Office and General Manager of
                      Strategy Staffs                                    Accounting and Financial Department.
                      Chief of President's        April 2001             General Manager of Management Control Department.
                      Office                      April 2002             Supervisor for Personnel, General Administration and
                                                                         Accounting Staffs.
                                                  June 2002              Supervisor for Personnel, General Administration and
                                                                         Accounting Staffs and Supervisor for SPIRAL.
                                                                         Elected to Managing Director and Corporate Officer.
                                                  April 2003 - present   Supervisor for Personnel, General Administration,
                                                                         Accounting and Business Strategy Staff and Chief of
                                                                         President's Office
                                                  June 2003 - present    Elected to Senior Corporate Officer

Yuzo Ito              Managing Director;          March 1970             Joins Wacoal Corp.
(March 15, 1948)      Senior Corporate Officer;   April 1995             General Manager of Innerwear Merchandise Sales Department,
                      General Manager of Wing                            Wing Brand Operation Division.
                      Brand Operation Division    June 1997              Elected to Director.
                                                  April 2001             Deputy General Manager of Wing Brand Operation Division
                                                                         and General Manager of Innerwear Merchandise Sales
                                                                         Department.
                                                  April 2002 - present   General Manager of Wing Brand Operation Division.
                                                  June 2002              Elected to Corporate Officer.
                                                  June 2003 - present    Elected to Corporate Officer to Managing Director and
                                                                         Senior Corporate Officer

       Name           Position(s) and Office(s)
 (Date of Birth)          with Wacoal Corp.            Business Experience and Position(s) and Office(s) with Wacoal Corp.(1)(2)
 ---------------      -------------------------   ----------------------------------------------------------------------------------
Masayuki Yamamoto     Director;                   March 1970             Joins Wacoal Corp.
(June 25, 1947)       Senior Corporate Officer;   April 1995             General Manager of Fukuoka Sales Office, Wacoal Brand
                      General Manager of Direct                          Operation Division.
                      Store Control Office,       June 1996 - present    Elected to Director.
                      General Manager of Direct   April 1997             General Manager of Chain Store Control Office, Wacoal
                      Retail Operation Division                          Brand Operation Division.
                                                  June 2002              Elected to Corporate Officer.
                                                  September 2003 -       General Manager of Direct Store Control Office and General
                                                  present                Manager of Direct Retail Operation Division
                                                  June 2003 - present    Elected to Senior Corporate Officer

Susumu Miyamoto       Director                    March 1971             Joins Wacoal Corp.
(February 8, 1948)    Senior Corporate Officer;   April 1995             Chief of China Group, International Operation Division.
                      Supervisor for China        June 1996 - present    Elected to Director.
                                                  April 1997             Deputy General Manager of International Operation Division
                                                                         and Supervisor for China.
                                                  June 2002              Elected to Corporate Officer.
                                                  June 2003 - present    Supervisor for China
                                                                         Elected to Senior Corporate Officer

Tatsuya Kondo         Director;                   March 1966             Joins Wacoal Corp.
(October 17, 1947)    Senior Corporate Officer;   April 2001 - present   General Manager of Wellness Department.
                      General Manager of          June 2002              Elected to Director (to present) and Corporate Officer.
                      Wellness Department         June 2003 - present    Elected to Senior Corporate Officer

Michihiko Kato        Director;                   March 1972             Joins Wacoal Corp.
(July 2, 1947)        Corporate Officer;          June 1997              General Manager of Administration Department.
                      Supervisor for Corporate    June 1998 - present    Elected to Director.
                      Communication Center        April 2001             Chief of Secretary's Office and General Manager of
                                                                         Administration Department.
                                                  April 2002             Chief of President's Office and General Manager of
                                                                         Administration Department.
                                                  June 2002 - present    Elected to Corporate Officer.
                                                  April 2003 - present   Supervisor for Corporate Communication Center.

Hirokazu Fujita       Standing Corporate Auditor  March 1967             Joins Wacoal Corp.
(April 24, 1944)                                  December 1996          Chief of Auditors' Office.
                                                  June 1998 - present    Elected to Standing Corporate Auditor.

       Name           Position(s) and Office(s)
 (Date of Birth)          with Wacoal Corp.            Business Experience and Position(s) and Office(s) with Wacoal Corp.(1)(2)
 ---------------      -------------------------   ----------------------------------------------------------------------------------
Seiji Sumi            Standing Corporate Auditor  March 1968             Joins Wacoal Corp.
(January 23, 1945)                                May 1993               Elected to CEO and Director of Wacoal America Inc.
                                                  May 1994               Elected to President and Director of Wacoal International
                                                                         Corp.
                                                  June 2001 - present    Elected to Standing Corporate Auditor.

Riichiro Okano        Corporate Auditor           April 1960             Joins The Mitsubishi Bank, Limited (the current The Bank
(May 8, 1935)                                                            of Tokyo-Mitsubishi, Ltd.).
                                                  June 1989              Elected to Director of the above bank.
                                                  January 1992           Elected to Managing Director of the above bank.
                                                  June 1992              Elected to Vice President and Director of The Nikko
                                                                         Securities Investment Trust and Management Co., Ltd.
                                                  June 1998              Elected to President and Director of Chitose Kosan Co.,
                                                                         Ltd.
                                                  June 2000 - present    Elected to Corporate Auditor of Wacoal Corp.

Noboru Unabara        Corporate Auditor           February 1962          Joins Tsuda Certified Public Accountants Office.
(February 26, 1935)                               April 1965             Registered as certified public accountant.
                                                  May 1968               Joins Tohmatsu Awoki & Co. (the current Tohmatsu & Co.).
                                                  November 1972          Becomes a partner of the above organization.
                                                  May 1974               Elected to representative partner of the above
                                                                         organization.
                                                  June 2000 - present    Elected to Corporate Auditor of Wacoal Corp.

----------------------
1. The terms as Directors of Messrs. Tsukamoto, Ichihashi and Ito expire in June 2005; the terms of other Directors expire in June 2004.

2. The terms as Corporate Auditors for Messrs. Fujita and Sumi terminate in June 2004; the terms of the other Corporate Auditors expire in June 2007.

         The following is a current list of our Corporate Officers other than the Corporate Officers identified in the table above:

         Hajime Kotake
         Kimiaki Shiraishi
         Minehiro Sato
         Yoshiro Hashizume
         Akira Tanaka
         Tsuneo Shimizu
         Shigeki Honma
         Kazuaki Hanya
         Masahiro Joshin
         Takashi Narita
         Tadashi Yamamoto
         Sadayasu Ohno
         Akio Shinozaki
         Tsutomu Fukui
         Junichiro Sato
         Nobuhiro Matsuda
         Tadashi Yamamoto
         Ichiro Katsura
         Ryu Yamada


         B.       COMPENSATION.

         Aggregate compensation, including bonuses, paid by Wacoal in fiscal year 2003 to our Directors (including as applicable in their capacity as Wacoal officers) and Corporate Auditors was Yen 449 million.

         A provision in the amount of Yen 48 million was made during fiscal year 2003 to provide retirement allowance for Directors and Corporate Auditors of Wacoal. The balance of our liability for termination benefits for Directors and Corporate Auditors at March 31, 2003 was Yen 450 million.

         We do not have a stock option plan for Directors, Corporate Auditors or any other employees.

         C.       BOARD PRACTICES.

DIRECTORS

         The Board of Directors has the ultimate responsibility for the administration of the affairs of Wacoal. Wacoal Corp.'s Articles of Incorporation limit the number of Directors to 30. Directors are elected at a general meeting of shareholders, and the term of office of Directors expires at the conclusion of the annual ordinary general meeting of shareholders that takes place within two years following their assumption of office. Directors may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors from among its members, each of whom has the authority individually to represent Wacoal Corp., and appoints one of the Representative Directors as President. From among its members, the Board of Directors may elect the Chairman and one or more Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors. None of our Directors has a service contract with our company that provides for benefits upon termination of employment.

CORPORATE AUDITORS

         Under the requirements of the Commercial Code of Japan, we must have three or more Corporate Auditors, and our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of Wacoal's affairs by our Directors, to examine financial statements and business reports to be submitted annually by our Board of Directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the Board of Directors and to express their opinions, but are not entitled to vote.

         Corporate Auditors are elected at a general meeting of shareholders and the standard term of office of the Corporate Auditors elected at or after the annual ordinary general meeting of shareholders held in June 2003 is currently four years. The standard term of office of Corporate Auditors elected at or before the annual ordinary general meeting of shareholders held in June 2002 is three years. Corporate Auditors may serve any number of consecutive terms. Corporate Auditors may not at the same time be Directors or employees of Wacoal Corp. or any of our subsidiaries. At least one Corporate Auditor must be a person who has not been a Director or employee of Wacoal Corp. or any of our subsidiaries during the five-year period before his or her election as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least one-half of Corporate Auditors must be persons who have not been either board members or employees of Wacoal Corp. or any of its subsidiaries.

         Our Corporate Auditors constitute our Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the method of examination by Corporate Auditors of Wacoal's affairs and financial position and other matters concerning the performance of the Corporate Auditors' duties.

         We do not have a remuneration committee.

         D.       EMPLOYEES.

         The following table lists the number of our full-time employees as of March 31, 2003, 2002 and 2001:

                                                                                         Asia (other
                                        Total             Japan           U.S.(1)        than Japan)        Others
                                        -----             -----           -------        -----------        ------
March 31, 2003
--------------
Textile Products and Related           10,099             6,741            1,208            2,116              34
Products
Other                                     653               651                                 2
Corporate                                 151               151
Total                                  10,903             7,543            1,208            2,118              34

March 31, 2002
--------------
Textile Products and Related            9,911             6,844            1,186            1,851              30
Products
Other                                     681               680                                 1
Corporate                                 164               164
Total                                  10,756             7,688            1,186            1,852              30

March 31, 2001
--------------
Textile Products and Related           10,008             7,124            1,060            1,795              29
Products
Other                                     715               714                                 1
Corporate                                 160               160
Total                                  10,883             7,998            1,060            1,796              29

----------------------
1.   Includes Wacoal employees in the Caribbean

         At March 31, 2003, we had approximately 1,300 temporary employees.

         Except for Nanasai and our nine manufacturing subsidiaries in Japan, the employees of Wacoal Corp. and our Japanese subsidiaries are organized into one union. Each of Nanasai and our nine manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and the various unions are satisfactory.

         E.       SHARE OWNERSHIP.

         The following table lists the number of shares owned by Wacoal Corp.'s Directors and Corporate Auditors as of June 27, 2003. As of such date, our Directors and Corporate Auditors collectively held a total of 1,214,920 shares of our common stock as set forth below, and this number of shares constituted 0.8% of all outstanding shares of our common stock.

      NAME                           NO. OF SHARES        % OF COMMON STOCK
      ----                           -------------        -----------------
Yoshikata Tsukamoto                     1,131,136                 *
Hiroshi Sakagami                            8,000                 *
Kazuaki Ichihashi                           9,000                 *
Shoichi Suezawa                             7,000                 *
Masayuki Yamamoto                           7,000                 *
Susumu Miyamoto                            10,000                 *
Yuzo Ito                                   12,000                 *
Michihiko Kato                              6,000                 *
Tatsuya Kondo                               5,000                 *
Hirokazu Fujita                             6,700                 *
Seiji Sumi                                  5,084                 *
Riichiro Okano                              3,000                 *
Noboru Unabara                              5,000                 *

---------

*    Less than 1% of our total outstanding common shares.

         We have not issued any options or other securities to purchase shares of our capital stock to any Director or Corporate Auditor.

         There are no arrangements that involve the issue or grant of options, shares or securities of Wacoal Corp. to our employees.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         A.       MAJOR SHAREHOLDERS.

         As of March 31, 2003, 146,616,685 shares of our common stock were issued and 146,570,431 shares were outstanding. The Securities and Exchange Law of Japan requires any company which is the issuer of securities which are, among other considerations, listed on any Japanese stock exchange to disclose information about its major shareholders, generally including its ten largest shareholders, of record as of the end of each fiscal year and each semi-annual period. The following table sets forth with respect to our common stock outstanding as of March 31, 2003 the ten largest shareholders of record.

                                                                                                    PERCENTAGE OF
           NAME OF SHAREHOLDER                                         NUMBER OF SHARES           SHARES OUTSTANDING
           -------------------                                         ----------------           ------------------
Meiji Life Insurance Company                                               6,600,000                     4.50
Nippon Life Insurance Company                                              6,474,052                     4.42
Mizuho Corporate Bank, Ltd.                                                5,420,363                     3.70
The Bank of Tokyo-Mitsubishi, Ltd.(1)                                      4,876,000                     3.33
The Master Trust Bank of Japan, Ltd. (Trustee)                             3,829,000                     2.61
The Bank of New York, Treaty JASDEC Account                                3,665,000                     2.50
The Bank of Kyoto, Ltd.                                                    3,511,060                     2.40
The Shiga Bank, Ltd.                                                       3,376,345                     2.30
The Mitsubishi Trust and Banking Corporation(1)(2)                         3,360,000                     2.29
Ryoko Art Corporation                                                      3,300,000                     2.25

----------------------
1. The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation are wholly-owned subsidiaries of Mitsubishi Tokyo Financial Group Inc.

2. The Mitsubishi Trust and Banking Corporation held additional shares of the Company's Common Stock in its trust accounts, separately from the shares referred to in the above table

         Under the Securities and Exchange Law of Japan, any person or group of persons beneficially holding more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a report with a competent local finance bureau. A similar report must also be filed if the percentage held by a holder or group of holders of more than 5% of the total issued shares of a company increases or decreases by 1% or more. Capital Guardian Trust Company and three of its affiliated companies have filed reports stating that they jointly held beneficial ownership of 17,802,100 shares or 11.94% of our common stock as of December 27, 2002.

         Except as described in the preceding paragraph, we are not aware of any significant changes in the percentage ownership of our common stock held by any major shareholder during the past three years. Our major shareholders do not have any separate voting rights.

         As of March 31, 2003, approximately 7,923,774 shares or 5.4% of the outstanding shares of our common stock, other than in the form of American Depositary Shares, were held of record by 44 residents of the United States.

         The 355,445 shares of our common stock held of record by The Bank of New York on March 31, 2003 underlay the 71,089 American Depositary Shares of Wacoal Corp. held of record by 11 persons.

         Wacoal Corp. is not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally and jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of Wacoal Corp.

         B.       RELATED PARTY TRANSACTIONS.

         None.

         C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         CONSOLIDATED FINANCIAL STATEMENTS

         See "Item 17. Financial Statements".

         LEGAL PROCEEDINGS

         There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which any of our property is subject.

         DIVIDENDS AND DIVIDEND POLICY

         See "Item 10.B. Memorandum and Articles of Association - Capital Stock
- Dividend".

         B.       SIGNIFICANT CHANGES.

         Except as provided in this annual report there has been no significant change in our financial position since March 31, 2003, the date of our consolidated financial statements included elsewhere in this annual report.

ITEM 9.  THE OFFER AND LISTING.

         A.       OFFER AND LISTING DETAILS.

         PRICE RANGE OF SHARES

         Our common stock has been listed on the Tokyo Stock Exchange since 1964 and is traded on the First Section of that exchange. It is also listed on the Osaka Securities Exchange in Japan. Additionally, our American Depositary Shares are quoted for trading on the Nasdaq SmallCap

Market in the U.S. The depositary of the ADSs is The Bank of New York. Each ADS represents five shares of our common stock.

         The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the Nasdaq SmallCap Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on September 10, 2003 was Yen 909, and the last reported sale price of our ADSs on the Nasdaq SmallCap Market on September 10, 2003 was $39.37.

                                                      TOKYO STOCK EXCHANGE               NASDAQ SMALLCAP MARKET
                                                   ---------------------------          ------------------------
                                                         Price Per Share                     Price Per ADS
                                                   ---------------------------          ------------------------
                                                      High              Low               High            Low
                                                   ---------         ---------          -------         --------
FISCAL YEAR ENDED MARCH 31,
---------------------------
1999                                               Yen 1,475         Yen 1,196          $ 65.00         $ 41.875
2000                                                   1,420               762           58.125            33.50
2001                                                   1,110               860            53.00            36.00
2002                                                   1,335               922            53.25            34.50
2003                                                   1,068               846            44.65            34.80

FISCAL QUARTER ENDED/ENDING
---------------------------
June 30, 2001                                          1,335               950            53.00            39.63
September 30, 2001                                     1,335             1,085            53.25            45.00
December 31, 2001                                      1,284               980            52.99            38.00
March 31, 2002                                         1,076               922            40.05            34.50
June 30, 2002                                          1,054               910            42.00            34.80
September 30, 2002                                     1,068               938            44.65            39.00
December 31, 2002                                      1,060               884            42.75            36.75
March 31, 2003                                           935               846            38.85            35.75
June 30, 2003                                            950               833            40.25            34.80
September 30, 2003 (through September 10)                971               890            42.56            37.00


MONTH ENDED
-----------
March 31, 2003                                           920               846            38.85            35.75
April 30, 2003                                           883               833            36.85            34.80
May 31, 2003                                             909               844            38.00            35.75
June 30, 2003                                            950               882            40.25            37.25
July 31, 2003                                            944               896            40.32            37.00
August 31, 2003                                          935               890            39.50            37.30
September 30, 2003 (through September 10)                971               908            42.56            39.00


         B.       PLAN OF DISTRIBUTION.

         Not applicable.

         C.       MARKETS.

         See "Item 9. Offering and Listing Details" for information on the markets on which our common stock and ADSs are listed or quoted.

         D.       SELLING SHAREHOLDERS.

         Not applicable.

         E.       DILUTION.

         Not applicable.

         F.       EXPENSES OF THE ISSUE.

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

         A.       SHARE CAPITAL.

         Not applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         A copy of Wacoal Corp.'s Articles of Incorporation, amended as of June 27, 2003, is being filed as an exhibit to this annual report on Form 20-F. See "Item 10. Documents on Display".

         The following summarizes certain provisions of Wacoal Corp.'s organizational documents and applicable Japanese law. This summary is qualified in its entirety by reference to the Commercial Code (shoho) of Japan (the "Commercial Code") and Wacoal Corp.'s Articles of Incorporation and the Regulations of the Board of Directors.

         ORGANIZATION

         Wacoal Corp. is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code. It is registered in the Commercial Register (shogyo tokibo) maintained by the Kyoto Local Registry Office of the Ministry of Justice.

         OBJECTS AND PURPOSES

         Article 2 of the Articles of Incorporation of Wacoal Corp. provides the following objectives of Wacoal Corp.:

              1. manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

              2. manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

              3. manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health food;

              4. management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

              5. sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

              6. acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

              7. publishing and advertising business;

              8. sale, purchase, lease, brokerage and management of real estate;

              9. lease and brokerage of personal property;

              10. non-life insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

              11. planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

              12. sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furniture, utensils, kitchens, modular baths and toilets;

              13. planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

              14. planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

              15. production, sale and lease of trees, plants and materials for gardening;

              16. data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

              17. processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

              18. money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

              19. dispatching of workers;

              20. education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

              21. undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

              22. warehousing;

              23. investments related to any of the foregoing; and

              24. any and all business incidental or relate to any of the foregoing.

         DIRECTORS

         Under the Commercial Code, the Board of Directors has executive powers and duties to manage the affairs of our company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the corporate authority to represent our company in all respects. Under both the Commercial Code and the Regulations of the Board of Directors of Wacoal Corp., our Directors must refrain from engaging in any business which competes with that of our company unless approved by the Board of Directors. Any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution.

         The Commercial Code and the Articles of Incorporation of our company provide that remuneration of Directors and Corporate Auditors shall be determined at a general meeting of shareholders. Except as stated below, neither the Commercial Code nor our Articles of Incorporation sets forth any special provision as to a Director's or Corporate Auditor's power to vote in connection with his or her compensation; the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers); the retirement age of any Director or Corporate Auditor; or any requirement to hold any shares of capital stock of our company.

         The Commercial Code specifically requires the resolution of the Board of Directors of a corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate division such as a branch office. The Regulations of the Board of Directors of our company require a resolution of the Board of Directors for Wacoal Corp.'s long-term borrowing or lending of significant amounts of money or guaranteeing debt. The Regulations of the Board of Directors of our company also require a resolution of the Board of Directors to approve any transaction between a Director and our company, any allocation of the remuneration and bonuses of Directors as previously determined or approved by the General Meeting of Shareholders and any determination of the amount and manner of payment of retirement allowances or condolence money payable to Directors, the determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders in accordance with the Commercial Code.

         CAPITAL STOCK

         Authorized capital

         Article 5 of the Articles of Incorporation of Wacoal Corp. provides that the total number of shares authorized for issuance by our company is 232,500,000 shares of common stock. If shares of common stock are cancelled, the number of shares so cancelled shall be deducted from the total number of shares authorized to be issued by Wacoal Corp. Only one class of stock is authorized.

         Dividends

         The Articles of Incorporation of Wacoal Corp. provide that the fiscal year of our company begins on April 1 in each year and ends on March 31 of the following year and that the accounts of each fiscal year shall be settled on March 31 of each year. The Articles of Incorporation further provide that dividends shall be paid to shareholders or pledgees who are registered on the shareholders register of Wacoal Corp. as of the close of business of March 31 of each year. According to the Commercial Code, after the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of Wacoal Corp. and to our independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which, in the case of our company, is normally held in June each year. In addition to provisions for dividends, if any, and for other legal reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, Wacoal Corp. may, by resolution of the Board of Directors, distribute cash as interim dividends, pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders or pledgees of record at the close of business of each September 30 without shareholders' approval, but such distributions are subject to the limitation described below.

         The Commercial Code provides that a corporation may not distribute profits by way of dividends or interim dividends for any fiscal period unless it sets aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the legal reserve together with its additional paid-in capital is at least one-quarter of its stated capital.

         Under the Commercial Code, Wacoal Corp. is permitted to distribute profits by way of year-end dividends out of the excess of its net assets as appearing on Wacoal Corp.'s non-consolidated balance sheet as of the end of the last fiscal year, over the aggregate, as appearing on the same balance sheet where relevant, of:

         (i)    its stated capital;

         (ii)   its additional paid-in capital;

         (iii)  its accumulated legal reserve;

         (iv) the legal reserve to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;

         (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and

         (vi) if certain assets of Wacoal Corp. are stated at market value on such balance sheet, the aggregate amount of the difference between their market value and acquisition cost.

         In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the end of the preceding fiscal year, and adjustments are made to reflect (x) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve,
(y) any subsequent transfer of retained earnings to stated capital, and (z) if Wacoal Corp. has been authorized pursuant to a resolution of an ordinary general meeting of shareholders held with respect to the previous fiscal year, to purchase shares of its common stock, the total amount of the purchase price of such shares authorized by such resolution that may be paid by Wacoal Corp. Pursuant to the provisions in the Commercial Code, interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (vi) above.

         In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.

         Under our Articles of Incorporation, our company is not obligated to pay any dividends that are not collected within three years from the date when the payment thereof became due.

         Capital Accounts

         Under the Commercial Code, the entire amount of the issue price of new shares is required to be accounted for as stated capital, although Wacoal Corp. may account for an amount not exceeding one-half of the issue price as additional paid-in capital. Wacoal Corp. may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. Wacoal Corp. may also reduce the sum of its legal reserve and additional paid-in capital to one-quarter or more of its stated capital by resolution of a general meeting of shareholders. The whole or any part of retained earnings which may be distributed as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

         Stock Split

         Wacoal Corp. may at any time split its outstanding shares into a greater number of shares by resolution of the Board of Directors. When a stock split is to be made, as long as Wacoal Corp. has only one class of stock, Wacoal Corp. may increase the number of the authorized shares in the same ratio as that of the stock split by amending its Articles of Incorporation, which amendment may be effected by resolution of the Board of Directors without approval by shareholders. Wacoal Corp. must give public notice of the stock split, specifying a record date for the stock split, not less than two weeks prior to the record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which the shareholder is entitled by virtue of the stock split.

         The Unit Share System

         General

         Consistent with the requirements of the Commercial Code, Wacoal Corp.'s Articles of Incorporation provide that 1,000 shares constitute one "unit". Although the number of shares constituting a unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed the lesser of 1,000 shares and one two hundredths (1/200) of the number of all issued shares.

         Voting Rights under the Unit Share System

         Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

         Share Certificate for Less Than a Full Unit of Shares

         Wacoal Corp.'s Articles of Incorporation provide that no share certificate for any number of shares less than a unit will be issued. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which share certificates are not issued will not be transferable.

         Repurchase by Wacoal Corp. of Shares Constituting Less Than a Full Unit

         A holder of shares constituting less than a full unit may require Wacoal Corp. to purchase those shares at their market value in accordance with the provisions of Wacoal Corp.'s share handling regulations.

         Effect of the Unit Share System on Holders of ADSs

         A holder who owns American Depositary Receipts evidencing less than 200 ADSs will indirectly own less than a whole unit of shares of our common stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Wacoal Corp. to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of common stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Wacoal Corp. to purchase such underlying shares unless Wacoal Corp.'s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

         General Meeting of Shareholders

         Pursuant to the Articles of Incorporation of Wacoal Corp., ordinary general meetings of shareholders of Wacoal Corp. are convened in June of each year in Kyoto City. In addition, Wacoal Corp. may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two week's advance notice.

         Under the Commercial Code, notice of a shareholders' meeting, setting forth the place, time and purpose thereof, must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting.

         Any shareholder holding at least 300 voting rights or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

         Voting rights

         A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Commercial Code and Wacoal Corp.'s Articles of Incorporation require a quorum for the election of Directors and Corporate Auditors of not less than one-third of the voting rights of all shareholders. Wacoal Corp.'s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Wacoal Corp. does not have voting rights.

         Shareholders may exercise their voting rights through proxies if those proxies are also shareholders who have voting rights.

         The Commercial Code provides that a quorum of the majority of voting rights of all shareholders must be present at a shareholders' meeting to approve any material corporate actions, such as:

         - the amendment of the articles of incorporation (except as described in "Stock Split" and "The Unit Share System" above);

         -    the reduction of stated capital;

         -    the removal of a director or corporate auditor;

         -    a dissolution, merger, consolidation or split-up of our company;

         - the transfer of the whole or an important part of our company's business;

         - the takeover by our company of the whole of the business of any other corporation;

         - any issuance of new shares (including transfer of treasury stock) at a specially favorable price (or any issuance of stock acquisition rights with specially favorable conditions, or of bonds with stock acquisition rights with specially favorable conditions) to persons other than shareholders; and

         - share exchanges or share transfers for the purpose of establishing 100% parent-subsidiary relationships.

         At least two-thirds of voting rights represented at the meeting must approve these actions.

         The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

         Subscription rights

         Holders of Wacoal Corp.'s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Under the Commercial Code, the Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares, stock acquisition rights or bonds with stock acquisition rights. In this case, the rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks before the date of expiration of the subscription rights.

         Rights to subscribe for new shares, stock acquisition rights or bonds with stock acquisition rights may be transferable or non-transferable by determination of the Board of Directors. These rights may be made at a price substantially below the market price of the shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights.

         Stock Acquisition Rights

         Subject to certain requirements, Wacoal Corp. may issue stock acquisition rights by resolution of the Board of Directors or by a special resolution at a general meeting of shareholders as stated as described in "Voting Rights" above. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Wacoal Corp. will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.

         Liquidation rights

         In the event of a liquidation of Wacoal Corp., the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of its shares in proportion to the respective numbers of shares held.

         Liability to Further Calls or Assessments

         All of Wacoal Corp.'s currently outstanding shares, including shares represented by the ADSs, are fully paid and non-assessable.

         Record date

         March 31 is the record date for Wacoal Corp.'s year-end dividends, if declared. A holder of shares constituting one or more whole units who is registered as a holder on Wacoal Corp.'s register of shareholders or register of beneficial owners at the close of business as of March 31 is also entitled to exercise shareholders' voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on that March 31. September 30 is the record date for interim dividends, if declared. In addition, Wacoal Corp. may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

         Repurchase by Wacoal Corp. of its capital stock

         Wacoal Corp. may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Wacoal Corp. (pursuant to a resolution of the Board of Directors). When such acquisition is made by Wacoal Corp. from a specific party, any other shareholder may make a demand to a Representative Director, more than five calendar days prior to the relevant shareholders' meeting, that Wacoal Corp. also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through
(vi) in "Dividends" above, Wacoal Corp. may not acquire such shares.

         Shares acquired by Wacoal Corp. may be held by it as treasury stock for any period or may be cancelled by resolution of the Board of Directors. Wacoal Corp. may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares. Wacoal Corp. may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

         The Commercial Code generally prohibits any subsidiary of Wacoal Corp. from acquiring shares of Wacoal Corp.

         Acquisition or Disposition of Shares

         Under the Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the "Foreign Exchange Regulations"), all aspects of regulations on foreign exchange and trade transactions are, with minor exceptions relating to inward direct investments (which are not generally applicable to Wacoal Corp.'s shares), only subject to post transaction reporting requirements. Acquisitions and dispositions of shares of our common stock or ADSs by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance of Japan has the power to impose a licensing requirement for transactions in limited circumstances.

         Dividends and Proceeds of Sales

         Under the Foreign Exchange Regulations as currently in effect, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-residents of Japan by way of stock splits is not subject to any of the foregoing notification or reporting requirements.

         Reporting of Substantial Shareholdings

         Pursuant to the Securities and Exchange Law of Japan and regulations thereunder, a person or group of persons beneficially holding more than 5% of the total shares with voting rights (for this purpose shares issuable upon exercise of stock acquisition rights held by the person or persons are counted in the calculation of the holding and the total shares in issue) of a company listed on any Japanese stock exchange or traded on the over-the-counter market is required to file with the director of a competent local finance bureau, within five business days a report containing the identity of such person or persons, the purpose of such holding and certain other information prescribed by regulations. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more or if any change occurs in material matters set out in reports previously filed.

         Miscellaneous

         There is no provision in Wacoal Corp.'s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of Wacoal Corp. and that would operate only with respect to merger, acquisition or corporate restructuring involving Wacoal Corp.

         There are no sinking fund provisions relating to Wacoal Corp.

         C.       MATERIAL CONTRACTS.

         None.

         D.       EXCHANGE CONTROLS.

         There are no foreign exchange control laws or regulations in Japan that materially affect the import or export of capital, including the availability of cash and cash equivalents for use by our company, or the remittance of dividends or other payments to nonresident holders of our shares or ADSs.

         E.       TAXATION.

         THE DISCUSSION BELOW IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE ADSS. PROSPECTIVE PURCHASERS OF THE ADSS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

         The following is a general summary of the material U.S. federal and Japanese tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs by an investor that holds those shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not purport to address all the material tax consequences that may be relevant to holders of our common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold shares of our common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States and Japan, judicial decisions, published rulings, administrative pronouncements, and United States Treasury regulations, as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the "Treaty"), all of which are subject to change (possibly with retroactive effect), and to differing interpretations.

         For purposes of this discussion, a "U.S. Holder" is any beneficial owner of shares of our common stock or ADSs that, for U.S. federal income tax purposes, is:

         (1)  an individual citizen or resident of the United States,

         (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof,

         (3) an estate the income of which is subject to U.S. federal income tax without regard to its source, or

         (4) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

         If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of shares of our common stock or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of shares of our common stock or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of our common stock or ADSs.

         An "Eligible U.S. Holder" is a U.S. Holder that:

         (1)  is a resident of the United States for purposes of the Treaty,

         (2) does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

         (3) is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

         A "Non-U.S. Holder" is any beneficial owner of shares of common stock or ADSs that is not a U.S. Holder.

         This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of our common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

         In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, owners of ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese tax.

JAPANESE TAXATION

         The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

         Generally, a non-resident of Japan or non-Japanese corporation is subject to withholding of Japanese income tax on dividends paid by Japanese corporations. Stock splits are not subject to withholding of Japanese income tax.

         In General, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents or non-Japanese corporations is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Corp.) to any corporate or individual shareholders (including those shareholders who are foreign corporations or Japanese non-resident individuals), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 10% for dividends due and payable before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008 and (iii) 15% for dividends due and payable on or after April 1, 2008.

         Under the Treaty as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a "permanent establishment" (as defined therein) in Japan is limited to:

         (i)  15% of the gross amount actually distributed; or

         (ii) if the recipient is a corporation, 10% of the gross amount actually distributed, if:

         (a) during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its immediately preceding taxable year (if any), at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

         (b) the amount of interest or dividends received by the paying corporation during such immediately preceding taxable year is not more than 25% of its gross income.

         The amount of such withholding tax imposed on dividends payable to the holders of our common stock and ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties, conventions or agreements as may exist between such country and Japan. Under Japanese tax law, whichever is the lower of the maximum rate provided in the relevant tax treaty, convention or agreement and the Japanese statutory rate will be applicable.

         Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by us must submit the required form in advance through us to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends (the "Application"). A standing proxy for non-resident holders may file the Application on behalf of non-resident holders. With respect to holders of ADSs, the reduced rate is applicable if the depositary or its agent submits two Applications (one before payment of dividends, the other within eight months after our company's fiscal year-end). To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. The non-resident holder will also be required to provide other information or documents with respect to its eligibility for the reduced tax, as may be required by the depositary. A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

         Gains derived from the sale outside Japan of our common stock or ADSs by a non-resident of Japan (whether an individual or a corporation), or from the sale of common stock within Japan by a non-resident of Japan not having a permanent establishment in Japan, are in general not subject to Japanese income tax.

         Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired our common stock or ADSs as legatee, heir or donee, even though neither the individual nor the decedent nor the donor is a resident in Japan.

U.S. FEDERAL INCOME TAXATION

U.S. Holders

         Taxation of Dividends

         Subject to the discussion in "Passive Foreign Investment Companies" below, the gross amount of any distribution made by us in respect of our shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ADSs or common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. A dividend generally will be included in the gross income of a U.S. Holder when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. A dividend paid in Japanese yen will be included in gross income in a U.S. dollar amount based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

         To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of our common stock or ADSs exceeds our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, the distribution first will be treated as a tax-free return of the U.S. Holder's adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as capital gain.

         Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of the new shares of common stock so received will be determined by allocating the U.S. Holder's basis in the old shares of common stock or ADSs between the old shares of common stock or ADSs and the new shares of common stock received, based on their relative fair market values on the date of distribution. However, the basis of the new shares will be zero if the fair market value of the new shares is less than 15% of the fair market value of the old shares of common stock or ADSs at the time of distribution and the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. A U.S. Holder's holding period in the new shares will generally include the holding period of the old shares of common stock or ADSs on which the distribution was made.

         For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of our common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of "passive income" (or, in the case of some holders, "financial services income") in computing foreign tax credit limitations. Special foreign tax credit rules apply to qualified dividend income received by individuals. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder (or as a deduction from that U.S. Holder's taxable income, if that U.S. Holder elects). To the extent a refund of the Japanese withholding tax is available to a U.S. Holder, the amount of tax withheld that is refundable may not be claimed as a credit. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

         (i) has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

         (ii)   is obligated to make payments related to the dividends, or

         (iii) holds the shares of common stock or ADSs in an arrangement in which the holder's expected economic return, after non-U.S. taxes, is insubstantial,

will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares of common stock or ADSs.

         Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (the "IRS") has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

         Taxation of Capital Gains

         Subject to the discussion in "Passive Foreign Investment Companies" below, a U.S. Holder's tax basis in an ADS generally will equal the U.S. Holder's cost of that ADS in U.S. dollars. In general, upon a sale or other disposition of shares of our common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, also determined in U.S. dollars, in those shares or ADSs. That gain or loss generally will be capital gain or loss and, if the U.S. Holder's holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some U.S. Holders, including individuals, are eligible for preferential rates (generally 15%) in respect of long-term capital gain recognized on or after May 6, 2003 in taxable years beginning on or before December 31, 2008. A U.S. Holder may deduct any loss resulting from the sale or exchange of shares or ADSs only against other capital gains. For a U.S. Holder who is an individual, up to $3,000 of capital loss in excess of capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of our common stock or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes, except that a loss will be treated as foreign source loss to the extent a U.S. Holder received dividends that were includible in the "financial services income" basket during the 24-month period prior to the sale or other disposition.

         Passive Foreign Investment Companies

         We believe that we are not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes and do not expect to become a PFIC for the current taxable year. Depending upon the relative size of our holdings of cash, investment securities and other investment-type assets in future years, however, we may become a PFIC in the future. If we were to become a PFIC, U.S. Holders who own our stock or ADSs during the taxable year in which we become or are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of an investment in a PFIC.

         A company is considered a PFIC for any taxable year if either at least 75% of its gross income is passive income, or

         at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

         We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

         We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not become a PFIC for the current or any future taxable year.

         If we are a PFIC for any taxable year during which you hold stock or ADSs, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of the stock or ADSs, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the stock or ADSs will be treated as an excess distribution. Under these special tax rules the excess distribution or gain will be allocated ratably over your holding period for the stock or ADSs,

         the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the stock or ADSs cannot be treated as capital, even if you hold the stock or ADSs as capital assets.

         If we are a PFIC, you may avoid taxation under the rules described above by making a "qualified electing fund" election to include your share of our income on a current basis, or a "deemed sale" election once we no longer qualify as a PFIC. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

         Alternatively, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the stock or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the stock or ADSs as of the close of your taxable year over your adjusted basis in such stock or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the stock or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the stock or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the stock or ADSs, as well as to any loss realized on the actual sale or disposition of the stock or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such stock or ADSs. Your basis in the stock or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

         The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The ADSs are listed on the Nasdaq SmallCap Market. Accordingly, the mark-to-market election would be available to you if we were to become a PFIC.

         Dividends paid by a PFIC are not "qualified dividend income" for purposes of the preferential tax rate on qualified dividends discussed above.

         If you hold stock or ADSs in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the stock or ADSs and any gain realized on the disposition of the stock or ADSs.

Non-U.S. Holders

         A Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax in respect of distributions on shares of our common stock or ADSs unless the Non-U.S. Holder conducts a trade or business within the United States and the distributions are effectively connected with that trade or business.

         A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of our shares of common stock or ADSs, unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, or
(ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions exist.

         Dividends and gains that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Backup Withholding and Information Reporting

         In general, information reporting requirements will apply to dividends in respect of our shares of common stock or the ADSs or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 30% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability provided that the appropriate returns are filed.

         A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

         F.       DIVIDENDS AND PAYING AGENTS.

         Not applicable.

         G.       STATEMENT BY EXPERTS.

         Not applicable.

         H.       DOCUMENTS ON DISPLAY.

         Documents referred to in this Annual Report on Form 20-F that have been filed with the SEC and Wacoal's annual reports on Form 20-F, periodic reports on Form 6-K, and other documents with the SEC can be inspected and copied without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Investors may also get copies by writing the SEC and paying the prescribed fee. Our SEC filings are also available to the public on the SEC's website (located at www.sec.gov) and from commercial document retrieval services.

         In addition, documents referred to in this 20-F filing may be inspected at our Kyoto headquarters, located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan.

         I.       SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         MARKET RISK EXPOSURES

         We are exposed to market risk, including changes in foreign exchange rates, interest rates and prices of marketable securities and marketable investments. We use derivative financial instruments to reduce our exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange forward contracts and interest rate swaps. We believe our credit risk is minimal on these transactions, as the counterparties are major financial institutions. We do not hold or issue financial instruments for trading purposes.

         EQUITY PRICE RISK

         We hold marketable securities for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable investments included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. We do not hold marketable securities and marketable investments for trading purposes.

         Maturities and fair values of such marketable securities and marketable investments were as follows:

                                           (Yen in millions)
                                                  2003
                                        --------------------------
                                         Cost           Fair Value
                                        ------          ----------
Debt securities                         48,189            48,250
----------------------------
Due within one year                     29,818            29,835
Due after one to two years               7,739             7,751
Due from two to three years              3,523             3,529
Due from three to four years             1,305             1,315
Due from four to five years                999             1,004
Due after five years                     4,805             4,816
Equity securities                       16,293            17,613

         FOREIGN EXCHANGE RISK

         Our international operations expose us to the risk of changes in foreign currency exchange rates. To manage this exposure, we utilize foreign exchange forward contracts. There was no such contract outstanding at March 31, 2003.

         INTEREST RATE RISK

         Our exposure to the market risk of changes in interest rates relates primarily to our debt obligations. We have long-term debt with both fixed rates and floating rates. Our interest rate risks are not material due to the amounts of short-term borrowings (Yen 5,633 million) and long-term debt (Yen 1,432 million).

         The following tables provide information about our financial instruments that are sensitive to changes in interest rates.

                 LONG-TERM DEBT (INCLUDING DUE WITHIN ONE YEAR)
                          WACOAL CORP. AND SUBSIDIARIES

Year ended                                                               Expected maturity date                         Estimate
March 31, 2003                       Total                                  (millions of Yen)                          fair value
--------------                     ---------      ------------------------------------------------------------------   ----------
                                                   2004         2005        2006       2007       2008    Thereafter
                                                  -------      -------     ------     ------      ----    ----------
Loans principally from banks,
an insurance company and
customer deposits                  Yen 1,432      Yen 213      Yen 411     Yen 25     Yen 19        --      Yen 764     Yen 1,438


Loans, principally from banks, an insurance
company and customer deposits                                           2003
-------------------------------------------                          ---------
Average interest rate (fixed)                                            1.28
Outstanding balance                                                  Yen 1,432
Estimated fair value                                                 Yen 1,438


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE
         OF PROCEEDS.

         None.

ITEM 15. CONTROLS AND PROCEDURES.

         As required by Securities Exchange Act Rule 13a-15(b), our management, including our principal executive officer and principal financial officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of our company's disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e) and 15d-15(e). Based on that evaluation, our principal executive officer and principal financial officer concluded that our company's disclosure controls and procedures were effective as of the end of the period by this report.

         As required by Securities Exchange Act Rule 13a-15(d), our management, including our principal executive officer and principal financial officer, also conducted an evaluation of our company's internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our company's internal control over financial reporting. Based on that evaluation, our management concluded that there has been no such change during the period covered by this report.

ITEM 16.  (HIDDEN NUMBER)

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT.

         Not applicable.

ITEM 16B: CODE OF ETHICS.

         Not applicable.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES.

         Not applicable.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

         Not applicable.

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS.

         The information required by this item is set forth beginning on page F-2 of this annual report.

ITEM 18.      FINANCIAL STATEMENTS.

         We have responded to Item 17 in lieu of responding to this item.

ITEM 19.      EXHIBITS.

         Exhibits filed as part of this Annual Report.

          1.1 Articles of Incorporation of Wacoal Corp. as amended on June 27, 2003.

          8.1  Subsidiaries of Wacoal Corp.

         31.1  Section 302 certification for principal executive officer.

         31.2  Section 302 certification for principal financial officer.

         32.1  Section 906 certification for principal executive officer.

         32.2  Section 906 certification for principal financial officer.

WACOAL CORP. AND SUBSIDIARIES


INDEX
--------------------------------------------------------------------------------


                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                F-2

FINANCIAL STATEMENTS:

    Consolidated Balance Sheets, March 31, 2003 and 2002                    F-3
    Consolidated Statements of Income, Years Ended
        March 31, 2003, 2002 and 2001                                       F-5
    Consolidated Statements of Comprehensive Income, Years Ended
        March 31, 2003, 2002 and 2001                                       F-8
    Consolidated Statements of Shareholders' Equity, Years Ended
        March 31, 2003, 2002 and 2001                                       F-9
    Consolidated Statements of Cash Flows, Years Ended
        March 31, 2003, 2002 and 2001                                       F-11
    Notes to Consolidated Financial Statements                              F-14

SCHEDULES:

Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

Financial statements and summarized financial information of 50%-or-less-owned persons are not presented because they are in the aggregate not significant.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Wacoal Corp.
    Kyoto, Japan:

We have audited the accompanying consolidated balance sheets of Wacoal Corp. and Subsidiaries (the "Companies") as of March 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" has not been presented in the accompanying financial statements. In our opinion, presentation of segment information concerning the Company's operations is required for a complete presentation of the Company's consolidated financial statements.

In our opinion, except for the omission of segment information, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wacoal Corp. and Subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.

As discussed in Note 2, the Company changed its method of accounting for amortization of unrecognized pension gains and losses in 2001.


/s/  Deloitte Touche Tohmatsu

June 12, 2003

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                                                  Thousands of
                                                                                                  U.S. Dollars
                                                                        Millions of Yen             (Note 3)
                                                                  ----------------------------    ------------
ASSETS                                                                2003            2002            2003
------                                                            ------------    ------------    ------------
CURRENT ASSETS:
   Cash and cash equivalents:
      Cash                                                        Yen   7,084     Yen  10,656     $    59,998
      Time deposits and certificates of deposit                        20,162          24,725         170,763
                                                                  -----------     -----------     -----------
            Total                                                      27,246          35,381         230,761
   Marketable securities (Note 4)                                      48,250          40,203         408,656
   Notes and accounts receivable:
      Trade notes                                                       1,742           2,206          14,754
      Trade accounts                                                   18,688          21,537         158,279
      Allowance for returns and doubtful receivables (Note 5)          (2,288)         (2,965)        (19,378)
   Inventories (Note 6)                                                24,346          24,899         206,200
   Deferred income taxes (Note 11)                                      4,653           4,604          39,409
   Other current assets                                                 1,849           1,525          15,660
                                                                  -----------     -----------     -----------
            Total current assets                                      124,486         127,390       1,054,341
                                                                  -----------     -----------     -----------

PROPERTY, PLANT AND EQUIPMENT (Note 7):
   Land                                                                22,924          24,649         194,156
   Buildings and building improvements                                 55,801          55,786         472,609
   Machinery and equipment                                             12,248          12,314         103,735
   Construction in progress                                                78             187             661
                                                                  -----------     -----------     -----------
            Total                                                      91,051          92,936         771,161
   Accumulated depreciation                                           (36,880)        (35,645)       (312,357)
                                                                  -----------     -----------     -----------

            Net property, plant and equipment                          54,171          57,291         458,804
                                                                  -----------     -----------     -----------
OTHER ASSETS:
   Investments in affiliates                                           10,840          10,247          91,810
   Investments (Note 4)                                                17,968          22,509         152,181
   Deferred income taxes (Note 11)                                      3,616             533          30,626
   Lease deposits and other                                             7,024           6,015          59,490
                                                                  -----------     -----------     -----------

            Total other assets                                         39,448          39,304         334,107
                                                                  -----------     -----------     -----------

TOTAL                                                             Yen 218,105     Yen 223,985     $ 1,847,252
                                                                  ===========     ===========     ===========

See notes to consolidated financial statements.

                                                                                                  Thousands of
                                                                                                  U.S. Dollars
                                                                        Millions of Yen             (Note 3)
                                                                  ---------------------------     ------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                  2003            2002            2003
------------------------------------                              ------------    ------------    ------------
CURRENT LIABILITIES:
   Short-term bank loans (Note 7)                                 Yen   5,633     Yen   7,397     $    47,709
   Notes and accounts payable:
      Trade notes                                                       2,499           6,061          21,165
      Trade accounts                                                    8,627           8,147          73,067
      Other                                                             5,437           4,624          46,049
   Accrued payroll and bonuses                                          7,520           7,484          63,691
   Income taxes payable                                                 2,796           2,096          23,681
   Other current liabilities                                              851           1,123           7,208
   Current portion of long-term debt (Notes 7 and 13)                     213             163           1,804
                                                                  -----------     -----------     -----------

            Total current liabilities                                  33,576          37,095         284,374
                                                                  -----------     -----------     -----------
LONG-TERM LIABILITIES:
   Long-term debt (Notes 7 and 13)                                      1,219           1,235          10,324
   Liability for termination and retirement benefits (Note 8)          20,650          12,334         174,897
   Deferred income taxes (Note 11)                                         39           3,346             330
                                                                  -----------     -----------     -----------

            Total long-term liabilities                                21,908          16,915         185,551
                                                                  -----------     -----------     -----------

MINORITY INTERESTS                                                      1,782           1,770          15,093
                                                                  -----------     -----------     -----------
SHAREHOLDERS' EQUITY (Note 9):
   Common stock, no par value - authorized, 232,500,000 and
      235,000,000 shares in 2003 and 2002;
      issued 146,616,685 and 149,116,685 shares in 2003 and 2002       13,260          13,260         112,306
   Additional paid-in capital                                          25,242          25,242         213,788
   Retained earnings (Note 15)                                        131,466         132,891       1,113,458
   Accumulated other comprehensive loss (Note 10):
      Foreign currency translation adjustments                         (1,947)           (937)        (16,490)
      Unrealized gain on securities                                      (846)            199          (7,165)
      Minimum pension liability                                        (6,293)         (2,445)        (53,299)
                                                                  -----------     -----------     -----------
            Total accumulated other comprehensive loss                 (9,086)         (3,183)        (76,954)
   Less treasury stock at cost - 46,254 and 4,991 shares in
      2003 and 2002                                                       (43)             (5)           (364)
                                                                  -----------     -----------     -----------
            Total shareholders' equity                                160,839         168,205       1,362,234
                                                                  -----------     -----------     -----------

TOTAL                                                             Yen 218,105     Yen 223,985     $ 1,847,252
                                                                  ===========     ===========     ===========

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                                         Thousands of
                                                                                                         U.S. Dollars
                                                                       Millions of Yen                     (Note 3)
                                                         -------------------------------------------     ------------
                                                            2003           2002            2001               2003
                                                         ------------    ------------    ------------    ------------
NET SALES                                                Yen 163,709     Yen 162,829     Yen 162,023     $ 1,386,542
                                                         -----------     -----------     -----------     -----------
OPERATING COSTS AND EXPENSES:
   Cost of sales                                              85,306          86,567          87,493         722,504
   Selling, general and administrative                        70,440          68,336          64,831         596,595
   Impairment charges on long-lived assets                       556                                           4,709
   Loss on sale or disposal of property, plant
      and equipment                                              143             740              75           1,211
                                                         -----------     -----------     -----------     -----------

            Total operating costs and expenses               156,445         155,643         152,399       1,325,019
                                                         -----------     -----------     -----------     -----------

OPERATING INCOME                                               7,264           7,186           9,624          61,523
                                                         -----------     -----------     -----------     -----------
OTHER INCOME (EXPENSES):
   Interest income                                               305             356             395           2,583
   Interest expense                                             (165)           (239)           (333)         (1,397)
   Dividend income                                               220             201             268           1,863
   Gain on sale, transfer or exchange of investments
      (Notes 4 and 8)                                            436             502          11,025           3,693
   Valuation loss on investments                              (3,566)           (507)           (166)        (30,202)
   Other - net                                                   110             114            (684)            931
                                                         -----------     -----------     -----------     -----------

            Total other income (expenses), net                (2,660)            427          10,505         (22,529)
                                                         -----------     -----------     -----------     -----------
INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF
   AFFILIATED COMPANIES, MINORITY INTERESTS, AND
   CUMULATIVE EFFECT OF ACCOUNTING CHANGE                      4,604           7,613          20,129          38,994
                                                         -----------     -----------     -----------     -----------
INCOME TAXES (Note 11):
   Current                                                     5,243           4,405           5,181          44,406
   Deferred                                                   (2,756)           (620)          3,877         (23,342)
                                                         -----------     -----------     -----------     -----------

            Total income taxes                                 2,487           3,785           9,058          21,064
                                                         -----------     -----------     -----------     -----------

                                                                                                         Thousands of
                                                                                                         U.S. Dollars
                                                                       Millions of Yen                     (Note 3)
                                                         -------------------------------------------     ------------
                                                            2003           2002            2001               2003
                                                         ------------    ------------    ------------    ------------
INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED
   COMPANIES, MINORITY INTERESTS, AND CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE                                 2,117           3,828          11,071          17,930

EQUITY IN NET INCOME OF AFFILIATED COMPANIES                     966           1,148           1,271           8,182

MINORITY INTERESTS                                              (185)              7            (167)         (1,567)
                                                         -----------     -----------     -----------     -----------

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE           2,898           4,983          12,175          24,545

CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 2)                                               (1,286)
                                                         -----------     -----------     -----------     -----------

NET INCOME                                               Yen   2,898     Yen   4,983     Yen  10,889     $    24,545
                                                         ===========     ===========     ===========     ===========

                                                                     (Continued)

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                             Yen                   U.S. Dollars
                                               -------------------------------     ------------
                                                 2003        2002        2001          2003
                                               -------     -------     -------     ------------
AMOUNTS PER AMERICAN DEPOSITARY RECEIPT
   (5 shares of common stock) (Note 12):
   Net income before cumulative effect of
      accounting change                        Yen  97     Yen 166     Yen 398        $  0.82
                                               =======     =======     =======        =======

   Net income                                  Yen  97     Yen 166     Yen 356        $  0.82
                                               =======     =======     =======        =======


See notes to consolidated financial statements.

                                                                     (Concluded)

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED MARCH 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                                    Thousands of
                                                                                                    U.S. Dollars
                                                                  Millions of Yen                     (Note 3)
                                                    -------------------------------------------     ------------
                                                        2003            2002            2001            2003
                                                    -----------     -----------     -----------     ------------
NET INCOME                                          Yen   2,898     Yen   4,983     Yen  10,889     $    24,545

OTHER COMPREHENSIVE LOSS, NET OF TAX (Note 10):
   Foreign currency translation adjustments              (1,010)          1,481             813          (8,554)
   Unrealized losses on securities                       (1,045)         (3,953)         (7,409)         (8,851)
   Minimum pension liability                             (3,848)         (2,445)                        (32,591)
                                                    -----------     -----------     -----------     -----------

OTHER COMPREHENSIVE LOSS                                 (5,903)         (4,917)         (6,596)        (49,996)
                                                    -----------     -----------     -----------     -----------

COMPREHENSIVE (LOSS) INCOME                         Yen  (3,005)    Yen      66     Yen   4,293     $   (25,451)
                                                    ===========     ===========     ===========     ===========

See notes to consolidated financial statements.

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                         Millions of Yen
                                                ----------------------------------------------------------------
                                  Shares of                                              Accumulated
                                 Outstanding                 Additional                     Other
                                 Common Stock     Common      Paid-in      Retained     Comprehensive   Treasury
                                 (Thousands)      Stock       Capital      Earnings     Income (Loss)    stock
                                 ------------   ----------   ----------   -----------   -------------   --------
BALANCE, APRIL 1, 2000              154,117     Yen 13,260   Yen 25,242   Yen 126,780    Yen  8,330

   Net income                                                                  10,889
   Other comprehensive loss                                                                  (6,596)
   Cash dividends paid, Yen 83
      per 5 shares of common
      stock                                                                    (2,544)
   Repurchase of treasury
      stock for retirement           (3,000)                                   (2,803)
                                    -------     ----------   ----------   -----------    ----------     -------

BALANCE, MARCH 31, 2001             151,117         13,260       25,242       132,322         1,734

   Net income                                                                   4,983
   Other comprehensive loss                                                                  (4,917)
   Cash dividends paid, Yen 68
      per 5 shares of common
      stock                                                                    (2,040)
   Repurchase of treasury
      stock for retirement           (2,000)                                   (2,374)
   Repurchase of treasury
      stock - other net                  (5)                                                            Yen  (5)
                                    -------     ----------   ----------   -----------    ----------     -------

BALANCE, MARCH 31, 2002             149,112         13,260       25,242       132,891        (3,183)         (5)

   Net income                                                                   2,898
   Other comprehensive loss                                                                  (5,903)
   Cash dividends paid, Yen 68
      per 5 shares of common
      stock                                                                    (2,013)
   Repurchase of treasury
      stock for retirement           (2,500)                                   (2,310)
   Repurchase of treasury
      stock - other net                 (42)                                                                (38)
                                    -------     ----------   ----------   -----------    ----------     -------

BALANCE, MARCH 31, 2003             146,570     Yen 13,260   Yen 25,242   Yen 131,466    Yen (9,086)    Yen (43)
                                    =======     ==========   ==========   ===========    ==========     =======

                                                 Thousands of U.S. Dollars (Note 3)
                                 ---------------------------------------------------------------
                                                                         Accumulated
                                             Additional                    Other
                                  Common       Paid-in      Retained    Comprehensive   Treasury
                                   Stock       Capital      Earnings         Loss        stock
                                 ---------   ----------   -----------   -------------   --------
BALANCE, MARCH 31, 2002          $ 112,306   $ 213,788    $ 1,125,527     $ (26,958)     $  (42)
   Net income                                                  24,545
   Other comprehensive loss                                                 (49,996)
   Cash dividends paid, $0.58
      per 5 shares of common
      stock                                                   (17,049)
   Repurchase of treasury
      stock for retirement                                    (19,565)
   Repurchase of treasury
      stock - other net                                                                    (322)
                                 ---------   ---------    -----------     ---------      ------

BALANCE, MARCH 31, 2003          $ 112,306   $ 213,788    $ 1,113,458     $ (76,954)     $ (364)
                                 =========   =========    ===========     =========      ======

See notes to consolidated financial statements.

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                                                 Thousands of
                                                                                                                 U.S. Dollars
                                                                                 Millions of Yen                   (Note 3)
                                                                    -----------------------------------------    ------------
                                                                        2003           2002           2001           2003
                                                                    -----------    -----------    -----------    ------------
OPERATING ACTIVITIES:
   Net income                                                       Yen   2,898     Yen  4,983     Yen 10,889     $  24,545
   Adjustments to reconcile net income to net cash provided by operating activities:
      Cumulative effect of accounting change                                                            1,286
      Depreciation and amortization                                       2,971          3,533          3,265        25,163
      Deferred income taxes                                              (2,756)          (620)         3,877       (23,342)
      Loss on sale or disposal of property, plant and equipment             143            740             75         1,211
      Impairment charges on long-lived assets                               556                                       4,709
      Gain on sale, transfer or exchange of investments                    (436)          (502)       (11,025)       (3,693)
      Valuation loss on investments                                       3,566            507            166        30,202
      Undistributed earnings of affiliates, less dividends                 (643)        (1,028)          (943)       (5,446)
      Changes in assets and liabilities:
         Decrease in notes and accounts receivable                        3,110          1,306            321        26,340
         Decrease in inventories                                            154          1,262            289         1,304
         (Increase) decrease in other current assets                     (1,365)           395            437       (11,561)
         (Decrease) increase in notes and accounts payable               (1,423)        (2,754)         4,222       (12,052)
         Increase in liability for termination and retirement
            benefits                                                      1,672          1,400            459        14,161
         Decrease in accrued expenses, income taxes and other
            current liabilities                                             (42)          (588)        (1,843)         (356)
      Other                                                                (547)            19              5        (4,631)
                                                                    -----------    -----------    -----------     ---------

            Net cash provided by operating activities                     7,858          8,653         11,480        66,554
                                                                    -----------    -----------    -----------     ---------
INVESTING ACTIVITIES:
   Proceeds from sales and redemption of marketable securities           59,681         29,248         19,267       505,471
   Payments to acquire marketable securities                            (67,613)       (35,148)       (29,559)     (572,652)
   Proceeds from sales of property, plant and equipment                   1,416            115            219        11,993
   Payments to acquire subsidiary stock                                                                  (771)
   Proceeds from sales and redemption of investments                          1             65            487             8
   Capital expenditures                                                  (2,104)        (2,484)        (1,182)      (17,820)
   Payments to acquire investments                                         (866)          (895)        (1,510)       (7,335)
   Increase in other assets                                                (354)          (313)          (637)       (2,997)
                                                                    -----------    -----------    -----------     ---------

            Net cash used in investing activities                        (9,839)        (9,412)       (13,686)      (83,332)
                                                                    -----------    -----------    -----------     ---------

                                                                                                                 Thousands of
                                                                                                                 U.S. Dollars
                                                                                 Millions of Yen                   (Note 3)
                                                                    -----------------------------------------    ------------
                                                                        2003           2002           2001           2003
                                                                    -----------    -----------    -----------    ------------
FINANCING ACTIVITIES:
   Decrease in short-term bank loans                                     (1,647)        (1,018)          (340)      (13,949)
   Repayments of long-term debt                                            (181)          (556)          (820)       (1,533)
   Proceeds from issuance of long-term debt                                 183            521             29         1,550
   Repurchase of treasury stock                                          (2,348)        (2,379)        (2,803)      (19,887)
   Dividends paid on common stock                                        (2,013)        (2,040)        (2,544)      (17,049)
                                                                    -----------    -----------    -----------     ---------

            Net cash used in financing activities                        (6,006)        (5,472)        (6,478)      (50,868)
                                                                    -----------    -----------    -----------     ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS               (148)           416             (9)       (1,254)
                                                                    -----------    -----------    -----------     ---------

NET DECREASE IN CASH AND CASH EQUIVALENTS - (Forward)               Yen  (8,135)   Yen  (5,815)   Yen  (8,693)    $ (68,900)

                                                                     (Continued)

WACOAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2003, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                                                                 Thousands of
                                                                                                                 U.S. Dollars
                                                                                 Millions of Yen                   (Note 3)
                                                                    -----------------------------------------    ------------
                                                                        2003           2002           2001           2003
                                                                    -----------    -----------    -----------    ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS - (Forward)               Yen  (8,135)   Yen  (5,815)   Yen  (8,693)    $ (68,900)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             35,381         41,196         49,889       299,661
                                                                    -----------    -----------    -----------     ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                              Yen  27,246    Yen  35,381    Yen  41,196     $ 230,761
                                                                    ===========    ===========    ===========     =========
ADDITIONAL CASH FLOW INFORMATION:
   Cash paid for:
       Interest                                                     Yen     154    Yen     231    Yen     229     $   1,304
       Income taxes                                                       4,543          5,402          5,121        38,477

NONCASH INVESTING ACTIVITIES:
   Fair value of marketable securities contributed to
      retirement trust fund                                                                             7,706
   Fair value of marketable securities received in exchange
      for certain other marketable securities with a recorded
      amount of Yen 60 million ($508  thousand) and Yen 1,069
      million in 2003 and 2002, respectively, and certain non
      publicly traded investment securities with a recorded
      amount of Yen 25 million in 2001                                      496          1,927          4,101         4,201

See notes to consolidated financial statements.

                                                                     (Concluded)

WACOAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF FINANCIAL STATEMENTS - Wacoal Corp. (the "Company") and its subsidiaries are predominantly engaged in one industry, the manufacture and sale of apparel, including foundation garments, lingerie, nightwear and outerwear in Japan, the United States of America, Europe and certain Asian countries.

         The accompanying consolidated financial statements, stated in Japanese yen, have been prepared on the basis of accounting principles generally accepted in the United States of America except for the omission of segment information concerning the operations of the Company and, its majority-owned subsidiaries in different industries and their foreign operations and export sales, as required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information".

         The accompanying consolidated financial statements differ from the financial statements issued by the Company for domestic reporting purposes in Japan. They reflect the consolidation of subsidiaries and certain adjustments and reclassifications, not recorded in the books of account, to present them in accordance with accounting principles generally accepted in the United States of America. The principal adjustments include the charge of stock issuance expenses to the additional paid-in capital account, accrual or deferral of certain expenses, the recording of exchanged equity securities at fair value, accounting for retirement and pension plan, and recognition of deferred income taxes relating to these adjustments.

         Certain reclassifications have been made to amounts previously reported to conform with the current year's presentation.

         CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries (collectively, the "Companies"). All significant intercompany transactions and balances are eliminated.

         Certain foreign subsidiaries of the Company have a fiscal year ending December 31. The accounts of those subsidiaries are included in the Company's consolidated financial statements based on the subsidiaries' fiscal year.

         Investments in affiliated companies which the Company's ownership is 20% to 50% are accounted for using the equity method.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS - Cash and cash equivalents include all time deposits and certificates of deposit (all of which are interest-bearing) with original maturities of three months or less, which can be withdrawn at face value at any time without diminution of principal.

         FOREIGN CURRENCY TRANSLATION - Assets and liabilities of international entities have been translated at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period. Exchange gains and losses resulting from foreign currency transactions and translation of the assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

         INVENTORIES - Inventories are stated at the lower of cost or market, cost being substantially determined on the first-in, first-out method for raw materials and the average cost method for work in process and finished products.

         PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed by the declining-balance method, except for buildings acquired on or after April 1, 1998, which are computed by the straight-line method, based upon the estimated useful lives of the assets. The estimated useful lives are as follows:

         Buildings and building improvements:     5 - 50 years (Mainly 38 years)

         Machinery and equipment:                 5 - 20 years

         IMPAIRMENT OF LONG-LIVED ASSETS - Effective April 1, 2002, the Companies adopted SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets". This statement establishes a single accounting model for the impairment or disposal of long-lived assets.

         The carrying values of long-lived assets and certain identified intangible assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The Company recorded Yen 556 million ($4,709 thousand) impairment charges on long-lived assets for the year ended March 31, 2003, which resulted from the impairment of long-lived assets, primarily land and buildings of an apartment complex held and operated by the Company with a fair value of Yen 398 million ($4,309 thousand). As a result of the significant deterioration of the real estate value in Japan, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the apartment complex assets were determined by the expected cash flow approach.

         MARKETABLE SECURITIES AND INVESTMENTS - The Companies classify their marketable debt and equity securities as available-for-sale and carry them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income
         (loss) and as a separate component of shareholders' equity until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

         If decline in the fair value of marketable securities is determined to be other than temporary, an impairment charge is recorded in the consolidated statements of income.

         DERIVATIVES - Derivative instruments, including certain derivative instruments embedded in other contracts are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. Changes in the fair value of a derivative are recorded in other comprehensive income (loss) or in earnings, depending on its intended use.

         TERMINATION AND RETIREMENT PLANS - Termination and retirement benefits are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Provisions for termination and retirement benefits include those for directors and corporate auditors of the Companies.

         As allowed under SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Companies do not recognize gain or loss on settlement of the pension obligation when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year.

         ADVERTISING EXPENSES - Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2003, 2002 and 2001 were Yen 11,850 million ($100,364 thousand), Yen 10,855 million and Yen 10,818 million, respectively.

         REVENUE RECOGNITION - The Companies recognize revenue on sales to retailers when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred resulting in transfer of title and risk of loss,
         (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. Retail sales are recognized at the point of sale. The Companies establish allowances for estimated returns based on historical experience. As for consignment sales, the Companies recognize revenue when the products are sold to ultimate customers.

         INCOME TAXES - The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are determined for temporary differences between the financial statements and tax base of assets and liabilities at presently enacted tax rates. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

         Provisions are made for taxes on undistributed earnings and cumulative translation adjustments of foreign subsidiaries which earnings are not deemed to be permanently invested.

         RECENT ACCOUNTING PRONOUNCEMENTS

         (1) BUSINESS COMBINATION - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. There was no impact from the adoption of this statement.

         (2) GOODWILL AND OTHER INTANGIBLE ASSETS - Effective April 1, 2002, the Companies adopted SFAS No. 142, "Goodwill and Other Intangible Assets". The statement requires that recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment. Any recognized intangible assets determined to have an indefinite useful life are not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite. The effect from the adoption of this statement was not material.

         (3) ASSET RETIREMENT OBLIGATIONS - In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. The adoption of SFAS No. 143 had no impact on the Companies' financial position, results of operations and cash flows.

         (4) EXIT OR DISPOSAL ACTIVITIES - In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement is effective for exit or disposal activities initiated after December 31, 2002. There was no effect of the adoption of this statement.

         (5) SALES PROMOTION EXPENSES - The Companies adopted the provisions of Emerging Issues Task Force Issue No. 00-25, "Accounting for Consideration from a Vendor to a Retailer in connection with the Purchase or Promotion of Vendor's Products", which was subsequently codified in Issue No. 01-9 ("EITF 01-9"), effective April 1, 2002. EITF 01-9 addresses the income statement characterization of consideration other than sales incentives from a vendor to an entity that purchases the vendor's products for resale. The impact from the adoption of EITF 01-9 was not material.

         (6) CASH CONSIDERATION RECEIVED FROM A VENDOR - In January 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." The issue provides guidelines for specific treatment and classification of certain amounts received by a customer from a vendor in connection with product purchased from the vendor. EITF 02-16 was effective prospectively for new arrangements entered into after December 31, 2002. The adoption of EITF 02-16 had no impact on the consolidated financial statements.

         (7) TRANSFER OF THE SUBSTITUTIONAL PORTION OF EMPLOYEE PENSION FUND LIABILITIES - In January 2003, the Emerging Issue Task Force reached a final consensus on Issue 03-2 ("EITF 03-2"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees' Pension Fund plan ("EPF") which is a defined benefit pension plan established under the Welfare Pension Insurance Law. The process of separating the substitutional portion from the corporate portion occurs in four phases. The four phases are as follows:
              (I) the EPF submits an application to the Japanese government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion; (II) upon approval, the EPF is exempted from the obligation for benefits related to future employee service under the substitutional portion; (III) the EPF submits an application to the Japanese government for separation of the benefit obligation related to past services; (IV) final approval of separation is granted. EITF 03-2 requires that the entire separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for as a settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government. On January 30, 2003, the Company received an approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion (phase II). Management plans to submit another application for separation of the remaining substitutional portion. After the Company's application is approved by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the EPF will be transferred to the government. The Company is unable to determine the impact on the consolidated financial statements until the completion of the transfer.

         (8)  GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES
              - In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. The disclosure requirements are effective for financial statements ending after December 15, 2002. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. FIN 45 requires the guarantor to recognize at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Companies have adopted the disclosure requirements of FIN 45 and the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. The recognition and initial measurement provisions did not have any impact on the consolidated financial statements.

         (9) CONSOLIDATION OF VARIABLE INTEREST ENTITIES - In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". It requires that the assets, liabilities, and results of the activities of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. For the Companies, this Interpretation is effective immediately for variable interest entities created after January 31, 2003, and effective April 1, 2003 for variable interest entities acquired before February 1, 2003. The Companies do not expect the adoption of this Interpretation to have any impact on the consolidated financial statements.

         (10) AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - In April 2003, FASB issued SFAS No. 149 "Amendment of statement 133 on Derivative Instruments and Hedging Activities" which is effective for contracts entered into or modified after June 30, 2003. The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Companies do not expect the adoption of this Interpretation to have any impact on the consolidated financial statements.

2.       ACCOUNTING CHANGE

         Effective April 1, 2000, the Company changed its method of accounting for unrecognized actuarial gains and losses for its defined benefit pension plan, to amortize all such gains and losses over the average remaining service period of employees. The method previously used was to amortize any unrecognized gain or loss in excess of 10% of (a) the projected benefit obligation or (b) the fair market value of plan assets, whichever greater. As a result of this change in accounting principle, net income for the year ended March 31, 2001, decreased by Yen 1,429 million, including the cumulative effect at the beginning of the year of Yen 1,286 million.

3.       TRANSLATION INTO U.S. DOLLAR STATEMENTS

         The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of Yen 118.07 to $1, the buying rate for yen in New York City at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

4.       MARKETABLE SECURITIES AND INVESTMENTS

         The fair value of marketable debt and equity securities is based on quoted market prices at March 31, 2003 and 2002. The fair values of the marketable debt and equity securities were as follows:

                                                      Millions of Yen
                                 --------------------------------------------------------
                                                   Gross          Gross
                                                Unrealized     Unrealized
2003                                 Cost          Gain           Loss        Fair Value
----                             -----------    -----------    -----------    -----------
Current:
   Corporate debt securities     Yen  23,944    Yen      30    Yen      16    Yen  23,958
   Bank debt securities               18,696             39             14         18,721
   Fund trusts                         2,829             17                         2,846
   National debt securities            2,720              5                         2,725
                                 -----------    -----------    -----------    -----------

Total                            Yen  48,189    Yen      91    Yen      30    Yen  48,250
                                 ===========    ===========    ===========    ===========
Noncurrent:
    Equity securities            Yen  16,293    Yen   2,672    Yen   1,352    Yen  17,613
                                 ===========    ===========    ===========    ===========

                                                      Millions of Yen
                                 --------------------------------------------------------
                                                   Gross          Gross
                                                Unrealized     Unrealized
2002                                 Cost          Gain           Loss        Fair Value
----                             -----------    -----------    -----------    -----------
Current:
   Corporate debt securities     Yen  20,483    Yen      42    Yen      26    Yen  20,499
   Bank debt securities               17,641             18            140         17,519
   Fund trusts                         1,897              1             13          1,885
   National debt securities              299              1                           300
                                 -----------    -----------    -----------    -----------

Total                            Yen  40,320    Yen      62    Yen     179    Yen  40,203
                                 ===========    ===========    ===========    ===========
Noncurrent:
    Equity securities            Yen  18,639    Yen   5,676    Yen   2,234    Yen  22,081
                                 ===========    ===========    ===========    ===========

                                                 Thousands of U.S. Dollars
                                 --------------------------------------------------------
                                                   Gross          Gross
                                                Unrealized     Unrealized
2003                                 Cost          Gain           Loss        Fair Value
----                             -----------    -----------    -----------    -----------
Current:
   Corporate debt securities     $   202,795    $       254    $       135    $   202,914
   Bank debt securities              158,347            330            119        158,558
   Fund trusts                        23,960            144                        24,104
   National debt securities           23,037             43                        23,080
                                 -----------    -----------    -----------    -----------

Total                            $   408,139    $       771    $       254    $   408,656
                                 ===========    ===========    ===========    ===========
Noncurrent:
    Equity securities            $   137,994    $    22,631    $    11,451    $   149,174
                                 ===========    ===========    ===========    ===========

         Future maturities of debt securities (including fund trusts) classified as available-for-sale at March 31, 2003 were as follows:

                                                                             Thousands of
                                                Millions of Yen              U.S. Dollars
                                          --------------------------    ----------------------
                                                            Fair                       Fair
                                              Cost          Value          Cost        Value
                                          -----------    -----------    ---------    ---------
Due within one year                       Yen  29,818    Yen  29,835    $ 252,545    $ 252,689
Due after one year through five years          13,566         13,599      114,898      115,177
Due after five years through ten years          4,805          4,816       40,696       40,790
                                          -----------    -----------    ---------   ----------

Total                                     Yen  48,189    Yen  48,250    $ 408,139    $ 408,656
                                          ===========    ===========    =========    =========

         Proceeds from sales of available-for-sale securities were Yen 1,741 million ($14,745 thousand), Yen 12,208 million and Yen 7,029 million for the years ended March 31, 2003, 2002 and 2001, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were Yen 1 million ($8 thousand), Yen 6 million and Yen 366 million, respectively. The gross realized losses on the sales of available-for-sale securities for the years ended March 31, 2003, 2002 and 2001 were Yen 53 million ($449 thousand), Yen 333 million and Yen 8 million, respectively.

         In addition to the sales described above, during 2001, the Company contributed marketable securities to an outside trust for employee retirement benefit purposes and realized a gain on this transfer of Yen 6,581 million.

         The Companies exchanged certain equity securities into other securities. The Companies recorded the newly received securities at fair value and recognized a gain of Yen 435 million ($3,684 thousand), Yen 858 million, and Yen 4,076 million in the year ended March 31, 2003, 2002, and 2001, respectively.

         The Companies recognize valuation loss on investments of Yen 3,566 ($30,202 thousand), Yen 507 million and Yen 166 million in the years ended March 31, 2003, 2002, and 2001, respectively.

5.       VALUATION AND QUALIFYING ACCOUNTS

         Information related to the Companies' allowance for doubtful receivables was as follows:

                                                                        Thousands of
                                           Millions of Yen              U.S. Dollars
                                 ------------------------------------   ------------
                                    2003         2002         2001          2003
                                 ---------    ---------    ---------    ------------
Balance at beginning of year     Yen   645    Yen   521    Yen   290      $  5,463
Charged to costs and expenses           83          425          432           703
Balances written-off                  (506)        (301)        (201)       (4,286)
                                 ---------    ---------    ---------      --------

Balance at end of year           Yen   222    Yen   645    Yen   521      $  1,880
                                 =========    =========    =========      ========

         Information related to the Companies' allowance for returns was as follows:

                                                                        Thousands of
                                           Millions of Yen              U.S. Dollars
                                 ------------------------------------   ------------
                                    2003         2002         2001          2003
                                 ---------    ---------    ---------    ------------
Balance at beginning of year     Yen 2,320    Yen 2,348    Yen 2,343      $ 19,649
Charged to costs and expenses        2,066        2,320        2,348        17,498
Balances written-off                (2,320)      (2,348)      (2,343)       19,649
                                 ---------    ---------    ---------      --------

Balance at end of year           Yen 2,066    Yen 2,320     Yen 2,348     $ 17,498
                                 =========    ==========    =========     ========

6.       INVENTORIES

         Inventories at March 31, 2003 and 2002 were as follows:

                                                                      Thousands of
                                             Millions of Yen          U.S. Dollars
                                        -------------------------     ------------
                                           2003           2002            2003
                                        ----------     ----------     ------------
Finished products                       Yen 19,960     Yen 20,714       $ 169,052
Work in process                              2,920          2,856          24,731
Raw materials                                1,466          1,329          12,417
                                        ----------     ----------       ---------

Total                                   Yen 24,346     Yen 24,899       $ 206,200
                                        ==========     ==========       =========

7.       SHORT-TERM BANK LOANS AND LONG-TERM DEBT

         Short-term bank loans at March 31, 2003 and 2002 consisted of the following:

                                                                      Thousands of
                                             Millions of Yen          U.S. Dollars
                                        -------------------------     ------------
                                           2003           2002            2003
                                        ----------     ----------     ------------
Unsecured bank loans                    Yen  1,773     Yen  2,183       $  15,017
Collateralized bank loans                    3,860          5,214          32,692
                                        ----------     ----------       ---------

Total                                   Yen  5,633     Yen  7,397       $  47,709
                                        ==========     ==========       =========

         The weighted average annual interest rates of short-term bank loans as of March 31, 2003 and 2002 were 1.8% and 1.9%, respectively. Long-term debt at March 31, 2003 and 2002 consisted of the following:

                                                                      Thousands of
                                             Millions of Yen          U.S. Dollars
                                        -------------------------     ------------
                                           2003           2002            2003
                                        ----------     ----------     ------------
Unsecured loans principally from
   banks and an insurance company,
   with interest at 0.6% to 2.2%
   (based on current market rates),
   maturing through 2008                Yen    352     Yen    348       $   2,981
Other                                        1,080          1,050           9,147
                                        ----------     ----------       ---------
            Total                            1,432          1,398          12,128
Less current portion                           213            163           1,804
                                        ----------     ----------       ---------

Long-term debt, less current portion    Yen  1,219     Yen  1,235       $  10,324
                                        ==========     ==========       =========

         The annual maturities of long-term debt at March 31, 2003 were as follows:

                                                                     Thousands of
                                               Millions of Yen       U.S. Dollars
                                               ---------------       ------------
Year ending March 31:
   2004                                           Yen   213            $  1,804
   2005                                                 411               3,481
   2006                                                  25                 212
   2007                                                  19                 161
   2008
   Thereafter                                           764               6,470
                                                  ---------            --------
   Total                                          Yen 1,432            $ 12,128
                                                  =========            ========

         At March 31, 2003, assets pledged as collateral for short-term bank loans and long-term debt were property, plant and equipment, less related accumulated depreciation, of Yen 372 million ($3,151 thousand).

         As is customary in Japan, the Companies maintain deposit balances with banks and certain financial institutions with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

         In addition, collateral must be given if requested by a lending bank and such bank has the right to offset cash deposited with it against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank. The Companies have never received any such requests.

8.       TERMINATION AND RETIREMENT PLANS

         Employee Retirement Plans - The Companies sponsor termination and retirement benefit plans that cover substantially all employees. Benefits are based on the employee's years of service, position in the Companies and performance. If the termination is involuntary or caused by death, the employee is usually entitled to greater payments than in the case of voluntary termination.

         The Companies have a contributory retirement plan, several partially funded plans administered by independent trustees and several unfunded termination plans administered by the Companies.

         The contributory retirement plan is interrelated with the Japanese government social welfare program which consists of a substitutional portion requiring employee and employer contributions plus a corporate portion established by the Companies. Periodic pension benefit payments required under the substitutional portion are prescribed by the Japanese Ministry of Health, Labour and Welfare, commence at a certain age and continue until the death of the employee or the surviving spouse. Effective April 1, 2002, the commencement age of life-time annuity payment for the basic portion has been increasing progressively from age 60 to age 65. Benefits under the corporate portion are usually paid in a lump sum at the earlier of termination or retirement, although periodic payments are available under certain conditions.

         The other plans provide either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee's termination or the mandatory retirement age.

         The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law.

         The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:


                                                                                 Thousands of
                                                         Millions of Yen         U.S. Dollars
                                                     ------------------------    ------------
                                                        2003          2002           2003
                                                     ----------    ----------    ------------
Change in Benefit Obligation:
   Benefit obligation at beginning of year           Yen 48,431    Yen 44,655      $ 410,189
   Service cost                                           2,146         2,368         18,176
   Interest cost                                          1,355         1,490         11,476
   Participants' contributions                              420           484          3,557
   Actuarial losses                                       4,733         1,917         40,086
   Plan amendments                                         (244)       (1,151)        (2,067)
   Benefits paid from plan assets                          (316)         (402)        (2,676)
   Benefits paid by the Companies                          (672)         (379)        (5,691)
   Settlement paid                                         (738)         (551)        (6,251)
                                                     ----------    ----------      ---------
   Benefit obligation at end of year                     55,115        48,431        466,799

Change in Plan Assets:
   Fair value of plan assets at beginning of year        31,962        32,787        270,704
   Actual return on plan assets                          (3,928)       (2,654)       (33,268)
   Employer contributions                                 1,848         2,298         15,652
   Participants' contributions                              420           484          3,557
   Benefit payments                                        (988)         (781)        (8,368)
   Settlement Payments                                     (123)         (172)        (1,042)
                                                     ----------    ----------      ---------
   Fair value of plan assets at end of year              29,191        31,962        247,235

Funded Status:
   Funded status at end of year                          25,924        16,469        219,565
   Unrecognized net actuarial loss                      (18,894)      (11,590)      (160,024)
   Unrecognized prior service benefit                     2,029         2,229         17,185
   Unrecognized transition amount                           118           235            999
                                                     ----------    ----------      ---------

Net amount recognized                                Yen  9,177    Yen  7,343      $  77,725
                                                     ==========    ==========      =========

                                                                                 Thousands of
                                                         Millions of Yen         U.S. Dollars
                                                     ------------------------    ------------
                                                        2003          2002           2003
                                                     ----------    ----------    ------------
Amounts recognized in the consolidated
   balance sheets consist of:
   Accrued benefit cost                              Yen 20,046    Yen 11,567      $ 169,781
   Accumulated other comprehensive loss                 (10,869)       (4,224)       (92,056)
                                                     ----------    ----------      ---------

Net amount recognized                                Yen  9,177    Yen  7,343      $  77,725
                                                     ==========    ==========      =========
Retirement and pension plans with accumulated
   benefit obligations in excess of plan assets:
   Projected benefit obligations                     Yen 51,400    Yen 44,562      $ 435,335
   Accumulated benefit obligations                       45,510        39,643        385,449
   Fair value of plan assets                             27,669        30,187        234,344

                                                                                        Thousands of
                                                            Millions of Yen             U.S. Dollars
                                                  ----------------------------------    ------------
                                                     2003         2002        2001          2003
                                                  ---------    ---------   ---------    ------------
Service cost, less participants' contributions    Yen 2,146    Yen 2,368   Yen 2,256      $ 18,176
Interest cost on projected benefit obligation         1,355        1,490       1,410        11,476
Expected return on plan assets                         (808)        (939)       (923)       (6,843)
Net amortization and deferral                         1,832        1,105          51        15,516
                                                  ---------    ---------   ---------      --------

                                                  Yen 4,525    Yen 4,024   Yen 2,794      $ 38,325
                                                  =========    =========   =========      ========

         The actuarial present value of the projected benefit obligation at March 31, 2003, 2002 and 2001 was determined using a discount rate of 2.5% for 2003, and 3.0% for 2002, and 3.5% for 2001, and a rate of increase in future compensation levels of 0.4% for 2003 and 2002, and 1.0% for 2001. The expected long-term rate of return on plan assets was 3.0% at March 31, 2003, and 3.5% at March 31, 2002 and 2001. The
         unrecognized net actuarial loss is being amortized over 12 years (the average remaining service life of active participants), and the remaining unrecognized net transition liability is being amortized on a straight-line basis over 15 years.

         During 2002 and 2001, the Company enacted employees' early retirement program, and the retirement benefit of Yen 1,246 million ($10,553 thousand) and Yen 110 million was paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2003 and 2002, respectively.

         During 2001, the Companies modified its contributory retirement plan to reduce future pension payments, to conform to changes in the government social welfare program. The resulting prior service benefit is being amortized using the straight-line method over 12 years.

         Also during 2001, the Company contributed marketable securities to an outside trust for employee retirement benefit purposes and realized a gain on this transfer of Yen 6,581 million.

         TERMINATION PLAN FOR DIRECTORS AND CORPORATE AUDITORS - The Companies have termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors requires the approval of the shareholders before payment.

         The Companies record a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors resign at each balance sheet date. The liability for termination benefits for directors and corporate auditors at March 31, 2003 and 2002 was Yen 604 million ($5,116 thousand) and Yen 767 million, respectively.

9.       SHAREHOLDERS' EQUITY

         The Company is subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

         Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserves. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, and may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totals Yen 4,132 million ($34,996 thousand) and Yen 4,072 million as of March 31, 2003 and 2002, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than Yen 50. The revised Code eliminated this restriction.

         Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

         The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

         Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

10.      OTHER COMPREHENSIVE LOSS

         The changes in the components of accumulated other comprehensive income
         (loss) are reported net of income taxes as follows:

                                                                 Millions of Yen
                                --------------------------------------------------------------------------------
                                                 2003                                      2002
                                --------------------------------------    --------------------------------------
                                                 Tax                                       Tax
                                 Pre-Tax       (Expense)       Net         Pre-Tax       (Expense)       Net
                                  Amount        Credit        Amount        Amount        Credit        Amount
                                ----------    ----------    ----------    ----------    ----------    ----------
Foreign currency translation
   adjustments                  Yen (1,374)   Yen    364    Yen (1,010)   Yen  1,627    Yen   (146)   Yen  1,481
Unrealized gain (loss) on
   securities:
Unrealized holding gain (loss)      (3,527)        1,534        (1,993)       (7,430)        3,431        (3,999)
Reclassification adjustments         1,610          (662)          948            79           (33)           46
                                ----------    ----------    ----------    ----------    ----------    ----------
Net unrealized gain (loss)          (1,917)          872        (1,045)       (7,351)        3,398        (3,953)
Minimum pension liability           (6,461)        2,613        (3,848)       (4,224)        1,779        (2,445)
                                ----------    ----------    ----------    ----------    ----------    ----------

Other comprehensive loss        Yen (9,752)   Yen  3,849    Yen (5,903)   Yen (9,948)   Yen  5,031    Yen (4,917)
                                ==========    ==========    ==========    ==========    ==========    ==========

                                           Millions of Yen                      Thousands of U.S. Dollars
                                --------------------------------------    --------------------------------------
                                                 2001                                      2003
                                --------------------------------------    --------------------------------------
                                                 Tax                                       Tax
                                 Pre-Tax       (Expense)       Net         Pre-Tax       (Expense)       Net
                                  Amount        Credit        Amount        Amount        Credit        Amount
                                ----------    ----------    ----------    ----------    ----------    ----------
Foreign currency translation
   adjustments                  Yen    904    Yen    (91)   Yen    813    $  (11,637)   $    3,083    $   (8,554)
Unrealized gain (loss) on
   securities:
   Unrealized holding gain (loss)   (5,119)        2,084        (3,035)      (29,872)       12,992       (16,880)
   Reclassification adjustments     (7,555)        3,181        (4,374)       13,636        (5,607)        8,029
                                ----------    ----------    ----------    ----------    ----------    ----------
   Net unrealized gain (loss)      (12,674)        5,265        (7,409)      (16,236)        7,385        (8,851)
Minimum pension liability                                                    (54,722)       22,131       (32,591)
                                ----------    ----------    ----------    ----------    ----------    ----------

Other comprehensive loss        Yen(11,770)   Yen  5,174    Yen (6,596)   $  (82,595)   $   32,599    $  (49,996)
                                ==========    ==========    ==========    ==========    ==========    ==========



11.      INCOME TAXES

         Under the provisions of SFAS No. 109, the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates in effect. During the year ended March 31, 2003, the normal statutory tax rate was decreased from 42.1% to 41.1% effective April 1, 2004. The provision for income taxes for the year ended March 31, 2003 includes a Yen 61 million ($517 thousand) charge to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

         The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2003, 2002 and 2001:

                                                          2003     2002     2001
                                                         ------   ------   ------
Normal Japanese statutory rates                           42.1%    42.1%    42.1%
Increase in taxes resulting from:
   Permanently non-deductible expenses                     5.8      3.8      1.2
   Change in valuation allowance                          11.6      2.3      0.5
   Undistributed earnings of foreign subsidiaries          4.1      1.1      2.6
   Differences in subsidiaries' tax rate                  (9.4)    (2.4)     1.1
   Other -- net                                           (0.2)     2.8     (0.3)
                                                         -----    -----    -----
Effective tax rates                                       54.0%    49.7%    45.0%
                                                         =====    =====    =====

         The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2003 and 2002 were as follows:

                                                                                                     Thousands of
                                                        Millions of Yen                              U.S. Dollars
                                     ------------------------------------------------------    ------------------------
                                               2003                         2002                        2003
                                     -------------------------    -------------------------    ------------------------
                                      Deferred      Deferred       Deferred      Deferred       Deferred     Deferred
                                         Tax           Tax            Tax           Tax            Tax          Tax
                                       Assets      Liabilities      Assets      Liabilities      Assets     Liabilities
                                     ----------    -----------    ----------    -----------    ---------    -----------
Sales returns                        Yen    798                   Yen    908                   $   6,759
Inventory valuation                         751                          854                       6,361
Accrued bonuses                           1,413                        1,342                      11,967
Intercompany profits                        133                          127                       1,126
Valuation loss on investments             1,407                                                   11,917
Gain on sales of property, plant
   and equipment                                   Yen  1,711                   Yen  1,800                   $  14,491
Undistributed earnings of foreign
   subsidiaries                                         2,015                        2,050                      17,066
Net unrealized gain on securities                         579                        1,400                       4,904
Net realized gain on exchange of
   equity securities                                    2,126                        2,080                      18,006
Capitalized supplies                        388                          404                       3,286
Enterprise taxes                            250                          175                       2,117
Compensated absences                      1,005                          948                       8,512
Pension expense                           7,355                        3,498                      62,294
Tax loss carryforwards                    1,317                          614                      11,154
Other temporary differences               1,087            44          1,521           663         9,207           373
                                     ----------    ----------     ----------    ----------     ---------     ---------
            Total                        15,904         6,475         10,391         7,993       134,700        54,840
Valuation allowance                      (1,199)                        (607)                    (10,155)
                                     ----------    ----------     ----------    ----------     ---------     ---------

Total                                Yen 14,705    Yen  6,475     Yen  9,784    Yen  7,993     $ 124,545     $  54,840
                                     ==========    ==========     ==========    ==========     =========     =========

         The total valuation allowance increased by Yen 592 million ($5,014 thousand) and Yen 61 million, for the years ended March 31, 2003 and 2001, respectively, and decreased by Yen 324 million for the year ended March 31, 2002.

         At March 31, 2003, certain subsidiaries had loss carryforwards amounting to Yen 3,294 million ($27,899 thousand) for tax reporting purposes, which are available to offset future taxable income of such subsidiaries. The available loss carryforwards expire in various amounts through 2008.

12.      AMOUNTS PER AMERICAN DEPOSITARY RECEIPT

         The computation of net income per American Depositary Receipt ("ADR"), each ADR representing 5 shares of common stock, is based on the weighted average number of common shares outstanding. The average number of common shares outstanding used in the computations was 148,772,325 shares for 2003, 149,985,724 shares for 2002 and
         152,992,548 shares for 2001.

13.      FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

         The Companies use derivative financial instruments to reduce their exposure to market risks from changes in interest rates and foreign exchange rates. The Companies believe the credit risk is minimal on derivative transactions, as the counterparties are major financial institutions. As of March 31, 2002, the Companies had three such instruments outstanding: a forward contract to exchange Japanese yen for U.S. dollars, an interest rate swap to cap the rate paid on certain U.S. dollar debt, and an interest rate swap to fix the interest rate on certain variable rate investments. These instruments did not qualify as hedges under SFAS No. 133 and were marked to market value, with the related gains or losses recorded in Other Income and Expenses - Other Net. The value of derivative financial instruments and the related gains or losses were insignificant. As of March 31, 2003, the Companies had no such instruments outstanding.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amount of cash and cash equivalents and short term bank loans approximates fair value because of the short maturities of these instruments. The fair values of current and noncurrent marketable securities, as presented in Note 4, are primarily estimated based on quoted market prices for these securities. The difference between the fair value of marketable securities in Note 4 and the corresponding amount for non-current investments in the consolidated balance sheets represents investments in certain non-publicly traded securities for which fair values are not reasonably available.

         The fair values of long-term debt at March 31, 2003 and 2002 are Yen 1,438 million ($12,179 thousand) and Yen 1,406 million, respectively. Those fair values are based on comparisons of instruments with similar terms and maturities.

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

         CONCENTRATION OF CREDIT RISK - The Companies' business consists primarily of sales of women's intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores. The Company's management believes that no concentration of credit risk existed at March 31, 2003.

14.      GUARANTEES

         The Company guarantees certain financial liabilities of its consolidated subsidiaries, the majority of which relate to bank loans of its consolidated subsidiaries, for approximately Yen 1,301 million ($11,019 thousand) at March 31, 2003. The guarantees continue until the loans, including accrued interest and fees have been paid in full. Payment by the Company would be required upon default by the consolidated subsidiaries.

15.      SUBSEQUENT EVENT

         The Board of Directors of the Company intends to propose for approval at the shareholders' meeting to be held on June 27, 2003, payment of a cash dividend of Yen 68 ($0.58) per 5 shares of common stock to holders of record as of March 31, 2003 with respect to the year then ended (aggregate amount of Yen 1,978 million ($16,753 thousand)), and the purchase of treasury stock for retirement up to 5 million shares of the Company's common stock (aggregate amount of Yen 5,000 million ($42,348 thousand)).

                                  * * * * * *

                                   SIGNATURES

         Wacoal Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     WACOAL CORP.
                                     (Registrant)




                                     By: /s/  Nobuhiro Matsuda
                                         ---------------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning



Date: September 25, 2003