Form 20-F
period 2004-03-31
WACOAL CORP
filed 2004-09-02
CIK 104040

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO ____________________.

Commission file number 0-11743

KABUSHIKI KAISHA WACOAL

(Exact name of Registrant as specified in its charter)

WACOAL CORP.

(Translation of Registrant’s name into English)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock Outstanding:

144,016,685 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☑	Item 18 ☐

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
REFERENCES TO WACOAL
CURRENCIES AND EXCHANGE RATES
PART I
ITEM 1. Identity of Directors, Senior Management and Advisers.
ITEM 2. Offer Statistics and Expected Timetable.
ITEM 3. Key Information.
A. Selected Financial Data.
B. Capitalization and Indebtedness.
C. Reasons for the Offer and Use of Proceeds.
D. Risk Factors.
ITEM 4. Information on Wacoal.
A. History and Development of Wacoal.
B. Business Overview.
C. Organizational Structure.
D. Property, Plants and Equipment.
ITEM 5. Operating and Financial Review and Prospects.
A. Operating Results
B. Liquidity and Capital Resources.
C. Research and Development, Patents and Licenses.
D. Trend Information.
E. Off-Balance Sheet Arrangements.
F. Tabular Disclosure of Contractual Obligations.
ITEM 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
B. Compensation.
C. Board Practices.
D. Employees.
E. Share Ownership.
ITEM 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
B. Related Party Transactions.
C. Interests of Experts and Counsel.
ITEM 8. Financial Information.
A. Consolidated Statements and Other Financial Information.
B. Significant Changes.
ITEM 9. The Offer and Listing.
A. Offer and Listing Details.
B. Plan of Distribution.
C. Markets.
D. Selling Shareholders.
E. Dilution.
F. Expenses of the Issue.
ITEM 10. Additional Information.
A. Share Capital.
B. Memorandum and Articles of Association.
C. Material Contracts.
D. Exchange Controls.
E. Taxation.
F. Dividends and Paying Agents.
G. Statement by Experts.
H. Documents on Display.
I. Subsidiary Information.
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk.
ITEM 12. Description of Securities Other than Equity Securities.
PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies.
ITEM 14. Material Modifications to Rights of Security Holders and Use of Proceeds.
ITEM 15. Controls and Procedures.
ITEM 16.[Reserved.]
ITEM 16A. Audit Committee Financial Expert.
ITEM 16B. Code of Ethics.
ITEM 16C. Principal Accountant Fees and Services.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees.
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
PART III
ITEM 17. Financial Statements.
ITEM 18. Financial Statements.
ITEM 19. Exhibits.
EX-1.1 Articles of Incorporation of Wacoal Corp. as amended on June 29, 2004.
EX-8.1 Subsidiaries of Wacoal Corp.
EX-11.1 Code of Ethics
EX-31.1 Certification of the principal executive officer and principal financial officer, pursuant to Section 302
EX-32.1 Certifications of the principal executive officer and principal financial officer, pursuant to Section 906

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to our development and sale of products, the expansion of our own SPA specialty retail store network, our sales activities through the catalog and Internet channels, continued development of overseas sales operations, changes in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.

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

REFERENCES TO WACOAL

     As used in this annual report, unless the context otherwise requires, the “Company” refers to Wacoal Corp. and “we,” “us,” “our” and similar terms refer to Wacoal Corp. and its consolidated subsidiaries.

CURRENCIES AND EXCHANGE RATES

     We publish our financial statements in Yen. In this annual report, references to “U.S. dollars” or “$” are to the currency of the United States and references to “Yen” or “¥” are to the currency of Japan.

     Solely for your convenience, certain Yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the Yen amounts actually represent these U.S. dollar amounts or were or could be converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥111.29 to $1.00 on August 4, 2004.

PART I

     ITEM 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

     ITEM 2. Offer Statistics and Expected Timetable.

     Not applicable.

     ITEM 3. Key Information.

     A. Selected Financial Data.

     The following selected historical consolidated financial data of Wacoal have been derived from the audited Consolidated Financial Statements of Wacoal for the fiscal years ended March 31, 2004, 2003, 2002, 2001 and 2000. The selected consolidated income statement data for the fiscal years ended March 31, 2004, 2003 and 2002, and the selected consolidated balance sheet data for the fiscal years ended March 31, 2004 and 2003, are derived from the audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), included elsewhere in this Form 20-F. In addition, the following table presents selected consolidated income statement data for the fiscal years ended March 31, 2001 and 2000, and selected consolidated balance sheet data for the fiscal years ended March 31, 2002, 2001 and 2000, derived from Wacoal’s audited Consolidated Financial Statements not included in this Form 20-F.

	(Yen in millions and U.S. Dollars in thousands, unless otherwise indicated)
	Year ended/as of March 31,
	2004		2003	2002	2001	2000
Net sales	¥163,155	$1,566,088	¥163,709	¥162,829	¥162,023	¥165,937
Operating income	3,016	28,950	7,264	7,186	9,624	11,117
Net income	2,902	27,856	2,898	4,983	10,889	7,254
Working capital[1]	89,951	863,419	90,910	90,295	88,059	89,244
Total assets	224,803	2,157,833	218,105	223,985	232,262	237,721
Capital stock	13,260	127,280	13,260	13,260	13,260	13,260
Shareholders’ equity	170,758	1,639,067	160,839	168,205	172,558	173,612
Long-term debt (including capital leases)	927	8,898	1,219	1,235	892	1,369
Per American Depositary Share (5 shares of common stock):
Net income (basic and fully diluted)	99	0.95	97	166	356	235
Cash dividends declared:
Japanese Yen	75	—	68	68	83	68
U.S. dollars	—	0.72	0.58	0.51	0.66	0.66
Weighted average number of shares of common stock outstanding (thousands)	146,227	146,227	148,772	149,986	152,993	154,117

1.	“Working capital” means the amount of “total current assets” less “total current liabilities”.

     We publish our financial statements in Yen. The following table sets forth information regarding the noon buying rates for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Yen per $1.00 during the periods shown. The noon buying rate was ¥111.29 to $1.00 on August 4, 2004.

	Year ended March 31,
Yen exchange rates per U.S. dollar[1]	2004	2003	2002	2001	2000
Period End[3]	104.18	118.07	132.70	125.54	102.73
Average rate during period[4]	112.75	121.10	125.13	110.61	110.02
Highest rate during period	120.55	133.40	134.77	125.54	124.45
Lowest rate during period	104.18	115.71	116.55	104.19	101.53

Yen exchange rates	Highest Rate	Lowest Rate
per U.S. dollar	During Period	During Period
February 2004	109.59	105.36
March 2004	112.12	104.18
April 2004	110.37	103.70
May 2004	114.30	108.50
June 2004	111.27	107.10
July 2004	111.88	108.21
August 2004 (through August 4)	111.29	110.60

1.	All figures have been derived from figures released through the web site of the Federal Reserve Bank of New York.

2.	Through August 4, 2004.

3.	The noon buying rate on such date may differ from the rates used in preparation of our financial statements as of such dates.

4.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

     B. Capitalization and Indebtedness.

     Not applicable.

     C. Reasons for the Offer and Use of Proceeds.

     Not applicable.

     D. Risk Factors.

     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on Wacoal, and a material decline in the trading price of our common stock and American Depositary Shares, or ADSs.

Continued weak consumer spending in Japan would hurt our business.

     In fiscal year 2004, the Japanese market accounted for approximately 89% of our sales, and we expect that sales in Japan will account for an equivalent proportion of our sales in the near term. We believe that the general level of consumer spending in our core Japan market has a significant impact on our sales and profitability. In recent years, consumer spending in Japan has been sluggish, due to a variety of factors such as persistent weakness in the Japanese economy, price deflation and consumers’ growing concerns about job security. These negative factors have been reinforced by economic weakness in the U.S., which has been exacerbated by concerns about terrorism and the Iraq conflict. Although recent economic trends suggest some improvement, we do not expect that consumer spending in Japan will materially increase in the foreseeable future, particularly at general retailers, due to the continued adverse effects of these and other factors. Weak consumer spending in Japan has been an important factor in our inability to increase our revenues in the last few years. If consumer spending in Japan does not increase, it will be difficult for us to increase our sales and profitability.

Continued difficulties faced by department stores and other general retailers in Japan would hurt our business.

     In fiscal year 2004, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan. Although we are attempting to increase the percentage of our sales made through our own SPA specialty retail stores, catalog sales and the Internet, we expect that the large majority of our total sales will continue to be made through department stores and other general retailers in Japan for the foreseeable future.

     In recent years, many general retailers in Japan have experienced business difficulties for a variety of reasons, including weak consumer spending, competition from convenience stores, catalog and Internet retailers and other sources, and high debt levels. A large number of prominent Japanese general retailers have suffered significant declines in sales and profitability, and some of these companies have become insolvent. Although some general retailers may benefit from any continued improvement in economic conditions, the outlook for the sector remains uncertain, and poor performance could persist.

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

     Our success depends in part on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. Customer tastes and fashion trends change rapidly and are difficult to predict. If we are unable to successfully anticipate or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will suffer and we may be faced with significant amounts of unsold inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our business. Our brand image may also suffer if merchandise misjudgments and other missteps cause consumers to believe that we are not able to offer attractive fashions and top-quality products.

     We believe that our future sales growth and profitability will depend in part on our ability to increase sales to younger women, and to develop new products for mature women. Increased sales to younger women are important to increase our market reach and develop brand loyalty with consumers at a relatively early age, while sales to mature women will be increasingly important as Japan’s population ages and mature women become a growing proportion of our total market. To achieve these sales goals, we are implementing a strategy of selling apparel aimed at younger women (in addition to other consumers) through our own SPA specialty retail stores, and we have developed product lines (such as our La Vie Aisée and Gra-P intimate apparel lines) that are targeted to mature women. However, we cannot assure you that our efforts to achieve consistent and profitable sales growth from these targeted consumers will be successful. For example, competition from lower-priced intimate apparel and from specialty retail store competitors, and our relative inexperience in managing our own stores, may limit our ability to attract increased numbers of younger customers.

We are subject to inventory risks that could negatively impact our operating results.

     Fluctuations in the demand for our products may affect the inventory we own because we usually manufacture our products well in advance of the applicable season and sometimes before fashion trends are identified or evidenced by customer purchases. In addition, the cyclical nature of the retail business requires us to carry additional inventory, especially prior to peak selling seasons when we and other retailers generally build up inventory levels. We generally enter into contracts for the purchase and manufacture of merchandise with our suppliers well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to sub-optimal selection and timing of merchandise purchases.

     We review our inventory aging in order to identify slow-moving merchandise and use markdowns to clear merchandise. Markdowns may be used if inventory exceeds customer demand for reasons of style, seasonal adaptation, change in customer preference or lack of consumer acceptance of fashion items, or if it is determined that the inventory in stock will not sell at its currently marked price. Such markdowns may have an adverse impact on earnings, depending on the extent of the markdowns and the amount of inventory affected.

Improvement in our profitability will depend in large part on our ability to reduce costs.

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

     However, we cannot assure you that we will be successful in materially reducing our costs, or that any cost reductions that we achieve will be large enough to compensate for difficulties that we may face in increasing our sales. For instance, most of our intimate apparel products are aimed at the higher end of the market, and require high quality fabric which often must be custom made to our specifications. Although in fiscal 2004 we produced 20% of our products on a unit basis in lower-cost countries like China and Vietnam, currently there is a shortage of fabric suppliers in these countries who can meet our requirements for high quality fabric, and we expect this shortage to continue. Also, workforce restructuring and similar measures may require us to obtain the support of labor unions and other constituencies, and to make severance payments and incur other costs which would harm our financial performance in the applicable period. For example, we incurred expenses as a result of our expanded early retirement program of ¥1.2 billion and ¥167 million in fiscal years 2003 and 2004, respectively.

We may experience difficulties in successfully expanding our SPA specialty retail store network.

     As of August 4, 2004, we had a total of 48 SPA specialty retail stores. Our target is to achieve sales of ¥9.0 billion from our SPA specialty retail stores by March 2007. Through our SPA specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and may be less likely to shop for intimate apparel in the general retail stores that carry our products.

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

Our business is highly competitive.

     The sale of intimate and other apparel is highly competitive. We compete for sales with a range of other apparel companies. Our principal intimate apparel competitors in Japan are Triumph, Charle, Cecille and Peach John, and we also compete with a number of other mass market and specialty apparel companies.

     An important factor affecting the competitive environment in our industry in recent years has been the increased penetration of lower priced garments in the market. Factors driving this trend include increased product sourcing and production in China, Vietnam and other lower-cost countries; the introduction of new manufacturing technologies; consolidation in the retail industry; and a prolonged period of sluggish consumer spending, particularly in Japan. We believe that our strategy of focusing on the higher end of the intimate apparel market helps us to mitigate the potential negative effects of such trends on our business and performance, including possible loss of market share and reduced profitability. However, we are affected by these competitive trends and we cannot make assurances that our strategy will be successful.

     Additionally, we continue to be challenged by the emergence of new and competitive retail concepts in the Japanese intimate apparel industry, which target customers through catalog marketing and e-commerce. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which could have a material adverse effect on our financial condition and results of operations.

Our business is affected by seasonality.

     Our business performance and results are affected by seasonality. We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter seasons of each year. Our business success depends in large part on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by consumer purchases.

     In addition, changes in weather patterns may affect our sales. For example, during fiscal 2004, Japan experienced a longer than usual rainy season and unseasonable temperatures in both the summer and fall months, which adversely affected our innerwear sales for the summer and fall/winter seasons.

We may face increasing risks relating to conducting business internationally.

     In fiscal 2004, approximately 89% of our sales were made in Japan, and we source and manufacture most of our apparel in Japan. However, we anticipate that over time, an increasing portion of our apparel will be produced outside of Japan to take advantage of lower costs available in countries such as China. Also, we hope to expand our product sales in overseas markets, including the U.S., Europe and China. These initiatives and trends may cause us to become increasingly subject to various risks relating to conducting business abroad, including:

•	political and economic instability in countries where we source, manufacture or sell our products;

•	unexpected legal or regulatory changes;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property;

•	difficulties in collecting accounts receivable because of distance and different legal rules; and

•	public health or similar problems (for example, the SARS and avian flu outbreaks in Asia and other parts of the world) in our important overseas markets or sourcing/production centers.

Our holdings of equity securities expose us to risks.

     We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities could have an adverse impact on our financial results in the relevant reporting period. In particular, continued negative trends in the Japanese equity securities markets could adversely impact the value of our equity securities holdings. For example, in fiscal years 2003 and 2004, we recognized valuation losses on our equity securities holdings of ¥3,566 million and ¥142 million, respectively.

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

We may be a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs.

     We believe that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2004, or for the current or future taxable years. Such characterization could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs. For example, if we are a PFIC, U.S. holders of our stock or ADSs would be subject to increased tax liabilities under U.S. tax laws and regulations and burdensome reporting requirements.

     The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if, after applying certain look-through rules, either 50 percent or more of the gross value of our assets, based on annual quarterly averages, are passive assets, or 75 percent or more of our annual gross income is passive income. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not be classified as a PFIC for the taxable year ended March 31, 2004, or for the current or any future taxable year. See “Item 10.E. Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Companies”.

Yen-dollar fluctuations could cause the market price of the ADSs to decline and reduce dividend amounts payable to ADS holders as expressed in U.S. dollars.

     Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the U.S. dollar equivalent of the Japanese yen price of the shares on the Tokyo Stock Exchange and, as a result, are likely to affect the market price of the ADSs. If we declare cash dividends, dividends on the shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars. Therefore, exchange rate fluctuations will also affect the dividend amounts payable to ADS holders following conversion into U.S. dollars of dividends paid in Japanese yen on the shares represented by the ADSs.

As a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights.

     The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights, are available only to holders of record on our register of shareholders or our register of beneficial shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends and distributions collected from us. However, in the holder’s capacity as an ADS holder, that holder will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

There are restrictions on the withdrawal of shares from our depositary receipt facility.

     Under our ADS program, each ADS represents the right to receive five shares of our common stock. To withdraw any shares, a holder of ADSs has to surrender for cancellation American Depositary Receipts, or ADRs, evidencing 200 ADSs or any integral multiple thereof. Each ADR bears a legend to that effect. As a result, holders of ADSs are unable to withdraw fractions of shares or units or receive any cash settlement from the depositary in lieu of withdrawal of fractions of shares or units. Holders of shares representing less than one unit, or 1,000 shares, may require us to repurchase those shares, whereas holders of ADSs representing less than one unit of shares are unable to exercise this right because the holders of these ADSs are unable to withdraw the underlying shares. Under our ADS program, an ADS holder cannot cause the depositary to require us to repurchase fractions of shares or units on its behalf. For a further discussion of the Japanese unit share system, see “Item 10.B. Memorandum and Articles of Association—Capital Stock—The Unit Share System”.

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

     We conduct our business and operations principally in Japan. In addition, since our incorporation, we have established a number of overseas subsidiaries and joint venture companies, including in the U.S., China, France, the U.K., and several countries in Southeast Asia. Our efforts to develop our business overseas in recent years have included the following:

•	In December 2000, we reorganized our joint venture in China as a wholly-owned subsidiary. In July 2003 we renamed the subsidiary Wacoal China Co., Ltd.

•	In October 2001, we established Wacoal (UK) Limited as a wholly-owned subsidiary of Wacoal International Corp. (U.S.). Wacoal (UK) Limited, which commenced business operations in January 2002, imports Wacoal products from the U.S. and France and distributes the products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.

•	In August 2002, we established Wacoal Sports Science Corp. in the United States as a wholly-owned subsidiary of Wacoal International Corp. for the purpose of expanding our CW-X sportswear line globally.

•	In October 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in the People’s Republic of China as a wholly-owned subsidiary. We are using this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.

•	In June 2003, we established Wacoal Malaysia SDN BHD as a joint venture company with Warisan TC Holdings BHD for the purpose of strengthening our business and brand image in Malaysia.

     The following table sets forth information with respect to our principal capital expenditures during the fiscal years ended March 31, 2004, 2003, and 2002:

Principal Capital Expenditures
(Yen in millions)

	Year ended March 31,
	2004	2003	2002
SPA specialty retail store network	478	408	233
Purchase of computer equipment/improvement of IT infrastructure	440	537	573
Construction of Torica factory in Japan	343	239	—
Construction of factory in Dalian, China	190	—	—
Construction of factory in Guangdong, China	—	276	—
Construction of factory in Beijing, China	—	197	143
Construction of factory in the Dominican Republic	—	152	175
Repairs and other	887	295	1,360

Total	2,338	2,104	2,484

     In fiscal year 2005, we expect that our principal capital expenditures will be approximately ¥500 million for adding an anticipated 15 new stores to our SPA specialty retail store network, and approximately ¥1.0 billion for construction of our Dalian, China production facility.

     We have not received any indications of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.

     B. Business Overview.

     Overview

     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies’ briefs) accounted for approximately 70.9% of our consolidated net sales for fiscal year 2004. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in housing and restaurant businesses, certain cultural projects, and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.

     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal year 2004, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan.

     In the U.S. market, our subsidiary, Wacoal America, Inc., is engaged in sales of foundation garments and lingerie, using the Wacoal brand, the Donna Karan Intimates (DKI) brand and the DKNY brand. Wacoal America, Inc. operates from two sites in New Jersey and New York, and employs approximately 1,200 people. One of our subsidiaries, Wacoal Dominicana Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products mostly to retailers in the U.S.

     In France, our subsidiary Wacoal France S.A. designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in Southeast Asia.

     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We also hold a minority ownership interest in a joint venture company, Shanghai Yadie Fashion Co., Ltd., which serves as a production base for our foundation garments, all of which are shipped to Wacoal in Japan. In October 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in China as a wholly-owned subsidiary. We are using this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.

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

     The following table sets forth information with respect to our total sales by category of products during the fiscal years ended March 31, 2004, 2003 and 2002:

Total Sales (and Percentage) by Product Category
(Yen in millions)

	Year ended March 31,
	2004		2003		2002
Innerwear
Foundation Garments and Lingerie	¥115,674	70.9%	¥116,741	71.3%	¥116,096	71.3%
Nightwear	11,823	7.2	12,710	7.8	12,714	7.8
Children’s Underwear	2,583	1.6	2,515	1.5	2,470	1.5

Total Innerwear	130,080	79.7	131,966	80.6	131,280	80.6
Outerwear and Sportswear	10,409	6.4	9,440	5.8	9,588	5.9
Hosiery	1,798	1.1	1,672	1.0	1,777	1.1
Textile Products	4,658	2.9	4,299	2.6	3,793	2.3
Other	16,210	9.9	16,332	10.0	16,391	10.1

Total	¥163,155	100.0%	¥163,709	100.0%	¥162,829	100.0%

     The following table sets forth information with respect to our total sales by region during the fiscal years ended March 31, 2004, 2003, and 2002:

Total Sales (and Percentage) by Region
(Yen in millions)

	Year ended March 31,
	2004		2003		2002
Japan	¥144,896	89%	¥145,155	89%	¥145,930	90%
United States and Europe	13,302	8	13,568	8	12,250	8
Asia (excluding Japan)	4,957	3	4,986	3	4,659	2

Total	¥163,155	100.0%	¥163,709	100.0%	¥162,829	100.0%

     Operations

     Principal Products

     Our principal product categories are foundation garments and lingerie, nightwear, children’s underwear, outerwear and sportswear, hosiery, and other products.

     Foundation garments and lingerie

     Our foundation garments include brassieres, girdles and bodysuits (a one-piece combination brassiere and girdle). Most of these products are available in a variety of colors, with variations in lace, trim and detailing. Lingerie, consisting mainly of slips, bra-slips (a combination bra and slip), ladies’ briefs, undershirts and shorts, is produced in a variety of fashion styles.

     Product Campaigns. We launch product campaigns for our foundation garments and lingerie for the spring, summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns.

     Our summer 2003 product campaign featured our T-shirt bra NAMI-NAMI and our NAMI-NAMI underpants. Our NAMI-NAMI products have several features that make them well-suited for the summer season, including a “wave” fabric edge that enhances fit and helps make the lines of the bra and underpants less visible through outer garments.

     Our fall/winter 2003/2004 campaign featured our Kanjiru bra and Kanjiru underpants. The Kanjiru bra is designed for comfort, featuring wiring placed on the outside of the bra and a flatter side and back. The Kanjiru underpants are also designed for comfortable wear, featuring a seamless and breathable mesh material and a low-waist design suited for the currently popular low-rise pants.

     We believe that sales to mature women will represent an increasingly important part of our business over time, as Japan’s population ages and mature women become a growing proportion of the apparel market. To address this opportunity, we have developed our La Vie Aisée and Gra-P product lines, and we intend to develop additional products in the future for this market segment.

     We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include our Kyutto Up Pants for the fall/winter of 2003/2004, and our Natural Up Bra and Natural Fit Bra for the spring of 2004. Our product line also includes our luxury products Tréfle, PARFAGE, SALUTE, L’ge and Lesiage, targeted to the highest market segment.

     SPA Specialty Retail Stores. As part of our product and marketing strategy, we are developing a network of directly managed SPA specialty retail stores. We began developing our SPA specialty retail stores in 2001, and we had 48 stores in our SPA network as of August 4, 2004. Our target is to build a network of approximately 60 stores by March 2005.

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

     In addition to our four core SPA store brands described above, we operate Dublevé SPA stores, which specialize in custom-made intimate apparel, and CLAIRE SPA stores, which carry Wacoal brand products. We expect that over time, our segmented stores will represent most of the growth in our SPA specialty retail store network.

     In February 2004, we launched WACOAL DIA as a new luxury brand and opened the brand’s first shop in the upscale Ginza shopping district in Tokyo. We aim to position WACOAL DIA as a prestige shop brand that is associated with the highest levels of quality and service. We intend to market WACOAL DIA both in Japan and in major markets abroad.

     We established WJ Corp. in August 2002 as a 50/50 joint venture company with World Co., Ltd. WJ Corp. currently operates the Zarzarrosa SPA stores, which are located in the Odaiba, Nihonbashi and Kichijoji shopping areas of Tokyo and in Yokohama. Through WJ Corp., we intend to work with World Co. to improve and expand our product offerings in inner/outer wear and other lines, and to develop new ideas and initiatives for our SPA network.

     Mail-order Catalogs and Internet Sales. As with our SPA specialty retail store strategy, we are actively investing in the expansion of mail-order catalog and Internet operations to increase points of contact with new customers. With respect to mail-order catalogs, each season we issue three catalogs: LOVE BODY, SACHET and wannabe. Each catalog is integrated with Wacoal Online, our Internet sales website located at www.e-shop.wacoal.co.jp. Along with store sales, mail-order catalog and Internet sales form the pillars of our three-channel retailing strategy.

     Nightwear

     We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women; our fashionable Grander line targeted to mature women; and our comfortable Be At Ease line for sleeping and other relaxing activities in the home.

     Children’s underwear

     Our children’s underwear products include undergarments for teenage women, children’s sleepwear and other targeted garment offerings.

     Outerwear and sportswear

     Our outerwear and sportswear product line principally consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters; and active wear, featuring our Wellness products. We believe that we can further develop our Wellness product line by leveraging our strong brand awareness and our experience and expertise in fashion and human science gained through our core intimate apparel business.

     Our CW-X conditioning wear is the flag-ship line of our Wellness product line. In conjunction with efforts to develop our Wellness product line world-wide, we sought to expand our retail network by establishing Wacoal Sports Science Corp. in the United States in August 2002. Our CW-X line is available at many major sports shops in the United States. Furthermore, in Europe, we launched an original product for cyclists in March 2003 through an operational alliance with the world’s second largest sports equipment retail chain, Decathlon of France.

     Hosiery

     We currently offer a variety of hosiery products under several different labels, including our Carlson, CV and Venus Return brands. Our hosiery products include pantyhose, tights, knee-highs and anklets offered in various sizes and colors, with different denier and yarn combinations. In fiscal year 2003 we launched our Garret stocking, which features a feminine look and feel and is available in a variety of colors and patterns.

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

     Japan

     In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores and other general retailers, and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal year 2004. No single Wacoal customer constitutes 10% or more of our total sales, although our general retail customers affiliated with the Aeon Group collectively accounted for approximately 7.6% of our total sales in fiscal year 2004. We also distribute our products by catalog mail order, direct sales, through the Internet, and through our SPA specialty retail stores. As discussed above, we intend to expand our SPA store network over time, with the target of having approximately 60 stores by March 2005.

     United States

     In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. These products are sold under our Wacoal brand, and under the Donna Karan Intimates (DKI) brand and the DKNY brand pursuant to licensing arrangements. Wacoal America operates from two sites located in New Jersey and New York, and has approximately 1,200 employees. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships these products to Wacoal America, which distributes the products principally to retailers in the U.S.

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

     At present we are developing a sales network in China that is focused on our existing production and marketing hubs. Through this network, we plan to market our products in approximately 300 department stores in China by March 2007. We have established a sales office in Dalian to strengthen our marketing efforts in China. In 2003, we established a sales and design office in Shanghai as part of efforts to improve our product design and development capabilities in China. In order to underpin the new office’s product-planning functions, we have established a Wacoal human science research center in Shanghai tasked with developing unique products for the local market based on the principles of human science and ergonomics.

     Other Asia

     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Thailand, Taiwan, Indonesia and Malaysia.

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

     Seasonality

     Our business performance and results are affected by seasonality. We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter seasons of each year. Our business success depends in large part on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by consumer purchases.

     In addition, changes in weather patterns may affect our sales. For example, during fiscal 2004, Japan experienced a longer than usual rainy season and unseasonable temperatures in both the summer and fall months, which adversely affected our innerwear sales for the summer and fall/winter seasons.

     Production and Sources of Supply

     We produce our apparel products directly at the Wacoal Corp. parent level, as well as through our eight manufacturing subsidiaries in Japan, our three manufacturing subsidiaries in China, our manufacturing subsidiary in Vietnam, and our joint venture companies in South Korea, Thailand, Taiwan, and Indonesia. In addition, our apparel products are also manufactured on a third party basis through over 300 subcontractors in Japan. All of these products are produced according to our specifications, using materials that we supply.

     We work with our subcontractors and joint venture companies to help them produce products that meet our specifications. For example, we supply them with cutting patterns and with sewing machine attachments. We also on occasion provide financing for the purchase of sewing machines and other equipment, although such financing is not material.

     The principal raw materials that we use in our apparel business include nylon and other synthetic fabrics, lace, stretch fabrics, cotton fabrics, fasteners, tape and threads. These materials are obtained from over 300 sources, most of them within Japan. In fiscal year 2004, we obtained approximately 2.3% of our raw materials on a cost basis from five suppliers, with the largest supplier representing approximately 5.4% of our raw material costs.

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

     C. Organizational Structure.

     The following table sets forth our current corporate structure, the jurisdiction of incorporation of our significant subsidiaries, and the percentage of equity ownership that we hold directly or indirectly in these subsidiaries:

	Jurisdiction of	Wacoal Equity Owned
Principal Subsidiaries	Incorporation	(%)
Studio Five Corp.	Japan	100
Point Up Inc.	Japan	100
Tokai Wacoal Sewing Corp.	Japan	100
Kyushu Wacoal Manufacturing Corp.*	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Fukushima Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	90
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	53
Nanasai Co., Ltd.	Japan	67
Wacoal Dominicana Corp.**	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	The Philippines	67

*	On April 1, 2004, Nagasaki Wacoal Sewing Corp. and Kumamoto Wacoal Sewing Corp. merged to form Kyushu Wacoal Manufacturing Corp.

**	On June 2, 2004, Saradona Mfg. Corp. changed its name to Wacoal Dominicana Corp.

     D. Property, Plants and Equipment.

     The principal facilities that we currently use in our business are as follows:

		Floor Space
		(1,000 square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales, and Administration

Kyoto distribution center	Kyoto, Japan	231	Quality Control and Distribution

Kyoto South distribution center	Kyoto, Japan	88	Distribution

Manufacturing plants:

Tokai Wacoal Sewing Corporation	Shizuoka, Japan	22	Foundation Garments

Hokuriku Wacoal Sewing Corporation	Fukui, Japan	30	Lingerie

Kyushu Wacoal Manufacturing Corporation

Nagasaki plant	Nagasaki, Japan	88	Foundation Garments

Kumamoto plant	Kumamoto, Japan	38	Foundation Garments

Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear

Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	30	Foundation Garments

Fukushima Wacoal Sewing Corporation	Fukushima, Japan	31	Foundation Garments

Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments

Torica Inc.	Tottori, Japan	277	Lingerie

78[2] SPA specialty retail stores and other select shops	Tokyo, Osaka, Kanagawa, and other locations in Japan	74	Retail sales

Vietnam Wacoal Corp.	Bien Hoa, Vietnam	106	Foundation Garments

Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	92	Foundation Garments

Wacoal China Co., Ltd.	Beijing, China	84	Foundation Garments

Guangdong Wacoal Inc.	Guangzhou, China	40	Foundation Garments

Sales offices with warehouse facilities	Tokyo, Japan (4 offices)	205	Sales

	Sapporo, Japan	35	Sales

	Osaka, Japan (1 office)	123	Sales

	Kyoto, Japan (2 offices)	337	Sales

	Nagoya, Japan	93	Sales

	Fukuoka, Japan	54	Sales

Wacoal America Inc.	New Jersey and New York, U.S.	184	Management and Sales

SPIRAL Building	Tokyo, Japan	107	Cultural Activities

Nanasai Co., Ltd.	Kyoto, Japan	215	Mannequins, Sales Equipment

1.	Of the foregoing facilities, our total owned space is 2,695,192 square feet and our total leased space is 324,197 square feet.

2.	As of August 4, 2004.

     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) our sales office in Tokyo (65,176 square feet), (ii) our office and warehouse facility for Nanasai (99,910 square feet), (iii) our sewing factory for Torica (6,584 square feet), (iv) our management and sales facility for Wacoal America (52,596 square feet) and (v) our 48 SPA specialty retail stores as of August 4, 2004 (total of 74,153 square feet for all stores). The two offices of Nanasai Co., Ltd., consisting of 26,036 square feet, have been mortgaged as collateral for our bank loans in the amount of ¥2,615 million.

     As discussed earlier in this report, we intend to increase the number of our SPA specialty retail stores, with the target of having approximately 60 stores by March 2005. In general, we intend to lease the space for these stores, although we will incur capital expenses in improving the interiors of the stores to our specifications.

     We spent approximately ¥478 million during fiscal year 2004 for expansion of our SPA specialty retail store network. For additional information on our capital expenditures during the fiscal years ended March 31, 2004, 2003, and 2002, see “Item Item 4.A. History and Development of Wacoal”. We expect to spend approximately ¥500 million for further expansion of the SPA network in fiscal year 2005. We have no plans to materially expand or improve our facilities beyond the existing level, apart from our plans to expand our SPA specialty retail store network as described above and to construct a new production facility in Dalian, China, for which we anticipate expending approximately ¥1.0 billion in fiscal 2005. We expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. The capital expenditures will be funded out of operating cash flows and existing cash reserves.

     We have no material tangible fixed assets other than those discussed above.

     ITEM 5. Operating and Financial Review and Prospects.

     Overview

     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies’ briefs) accounted for approximately 70.9% of our consolidated net sales for fiscal year 2004. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.

     Revenues

     We principally generate revenues from sales of foundation garments and lingerie, nightwear, children’s underwear, outerwear and sportswear, hosiery and other apparel and textile products. The following table sets forth information with respect to our total sales by category of products for the fiscal years ended March 31, 2004, 2003, and 2002:

Total Sales (and Percentage) by Product Category
(Yen in millions)

	Year ended March 31,
	2004		2003		2002
Innerwear
Foundation Garments and Lingerie	¥115,674	70.9%	¥116,741	71.3%	¥116,096	71.3%
Nightwear	11,823	7.2	12,710	7.8	12,714	7.8
Children’s Underwear	2,583	1.6	2,515	1.5	2,470	1.5

Total Innerwear	130,080	79.7	131,966	80.6	131,280	80.6
Outerwear and Sportswear	10,409	6.4	9,440	5.8	9,588	5.9
Hosiery	1,798	1.1	1,672	1.0	1,777	1.1
Textile Products	4,658	2.9	4,299	2.6	3,793	2.3
Other	16,210	9.9	16,332	10.0	16,391	10.1

Total	¥163,155	100.0%	¥163,709	100.0%	¥162,829	100.0%

     In fiscal 2004, approximately 80% of our total sales were apparel sales made on a wholesale basis to department stores, general merchandise stores and other general retailers, and approximately 10% were apparel sales made through our own SPA specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include the sale of mannequins, store design and construction, housing design, restaurant businesses, cultural projects and other services) comprised the remaining 10% of our total sales in fiscal 2004.

     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period.

     Cost of Sales

     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products.

     Selling, General and Administrative Expenses

     Our selling, general and administrative expenses principally consist of compensation and benefits for employees in our textile businesses, and promotional expenses, such as advertising costs and expenses associated with remodeling our sales counters at department stores. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rents for SPA shops. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any losses on the sale or disposal of property, plant and equipment. However, these expenses are included in operating costs and expenses, and thus impact our operating income.

     Key Industry Trends

     We believe that the following have been key trends in our industry during the last three fiscal years:

•	Consumer spending in Japan has generally been stagnant, which has negatively impacted performance at general retailers, our key distribution channel.

•	The sale of lower priced garments in Japan—to a large degree manufactured in China and other lower-cost countries—has increased. This has generally resulted in a greater degree of price competition in our industry.

•	There has been increased demand for higher-end innerwear products. This phenomenon (combined with increased demand for lower-end products) has resulted in greater market segmentation.

•	Manufacturers have placed growing importance on reducing costs, including by sourcing fabric and producing garments in China and other lower-cost countries.

•	Alternative marketing concepts, such as catalog marketing and e-commerce, are becoming more prevalent as apparel companies seek to diversify their sales channels and reach new customer groups.

     During the last three fiscal years, we have taken steps to address these key industry trends, building on the core strengths of our strong market position and brand awareness with Japanese consumers. We believe that our strategic emphasis on higher-end products has helped us to reach consumers seeking high quality innerwear garments, and to mitigate the adverse impact on sales and margins from lower priced garments. To reduce expenses, we are producing more of our apparel in lower-cost countries such as China and Vietnam, and we have reduced the number of our product distribution centers and expanded our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the U.S. and Europe—and enlarge the percentage of our overall sales made through our own SPA specialty retail stores, catalog sales and the Internet. We plan to continue implementing these steps and others to address challenges and opportunities in the industry going forward.

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

     Allowance for Doubtful Receivables and Returns

     We are required to assess the collectability of notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these notes and receivables, including the current creditworthiness of each applicable customer taking into account business conditions, turnover of receivables and financial positions for significant customers. In the event that a customer’s financial condition worsens, the allowance for doubtful receivables may increase and may adversely affect our financial condition and performance.

     We allow our customers to return their unsold products when the customers meet certain criteria established by us, as outlined in our applicable trade terms. We establish the allowance for estimated returns based on historical experience, and we regularly review and revise the allowance if necessary, in consideration of actual returns, planned product discontinuances, and promotional sales. We record the allowance for estimated returns as a reduction to sales.

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

     Impairment of Investment Securities

     An impairment of investment securities is charged to earnings when a decline in fair value below the cost is other than temporary. Management principally considers that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. The Company may also consider other factors, including its ability and intent to hold the applicable investment securities, and the severity of the decline in fair value.

     Management believes that the criteria for evaluating impairment are reasonable; however, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.

     Impairment of Long-Lived Assets

     When we determine that long-lived assets and certain intangible assets held have been impaired based on estimated future cash flows, the amount of carrying value in excess of the fair market value of such assets is recognized as impairment loss. We believe that our assessment of estimated future cash flows and the fair values of such assets has been reasonably performed. However, changes in estimated future cash flows and fair values may affect our impairment assessment.

     Employee Retirement Plans

     We provide a number of retirement benefit plans to a substantial portion of our employees. We have a contributory retirement plan and certain subsidiaries have qualified pension plans. The amount of the projected retirement benefit obligation and pension costs are dependent on management’s assumptions used by actuaries in calculating such amount. The key assumptions include discount rates, expected long-term rate of return on plan assets, retirement rates, mortality expectations, and other factors. Our management believes that these actuarial assumptions and methods are appropriate in light of our circumstances. However, due to a change in an actuarial assumption, the amount of the projected retirement benefit plan liabilities and costs may be adversely affected.

     Our approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20 year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. At March 31, 2004, the discount rate used for the contributory retirement plan was 2.5%. For other plans, similar indices and methods are used.

     We determine the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Our expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Our estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5%, 3.0%, and 3.5% for the year ended March 31, 2004, 2003, and 2002, respectively. The estimated long-term rate of return is based on an asset allocation of equity securities of 60.0%, debt securities of 22.0%, and other investments of 18.0%. This asset allocation differs from the existing asset allocation at March 31, 2004 (as disclosed at F-21) due to a temporary shift of assets to cash and cash equivalents in preparation for the transfer of the substitutional portion of plan assets to the government as discussed below.

     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A half-percentage-point change in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

	Millions of Yen		Thousands of U.S. Dollars
	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	point decrease	point increase	point increase	point increase
Discount rate:
Effect on periodic benefit costs	¥(145)	¥152	$(1,392)	$1,459
Effect on benefit obligation	¥5,117	¥(4,651)	$49,117	$(44,644)
Expected long-term rate of return on plan assets:
Effect on periodic benefit costs	¥123	¥(123)	$1,181	$(1,181)
Effect on benefit obligation	¥0	¥0	$0	$0

     In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from the obligation to pay benefits for employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. In January 2003, the Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. In January 2004, the Company received approval for exemption of the benefit obligation for past service related to the substitutional portion.

     In January 2003, the Emerging Issue Task Force reached a final consensus on Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”).

     The process of separating the substitutional portion from the corporate portion occurs in four phases. The four phases are as follows: (I) the EPF submits an application to the Japanese government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion; (II) upon approval, the EPF is exempted from the obligation for benefits related to future employee service under the substitutional portion; (III) the EPF submits an application to the Japanese government for separation of the benefit obligation related to past services; (IV) final approval of separation is granted. EITF 03-2 requires that the entire separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for a s settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government.

     The Company plans to transfer the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the EPF to the government in the year ending March 31, 2005. Accordingly, there has been no effect on the Company’s consolidated financial statements for the year ended March 31, 2004. The Company is unable to determine the impact on the consolidated financial statements until the completion of the transfer.

     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.

     New Accounting Pronouncements.

     Amendment of Statement 133 on Derivative Instruments and Hedging Activities In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 had no effect on the Companies’ consolidated financial statements.

     Financial Instruments with Characteristics of both Liabilities and Equity In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with

Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments are effective in the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no effect on the Companies’ consolidated financial statements.

     Employers Disclosure about Pensions and Other Postretirement Benefits In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers Disclosure about Pensions and Other Postretirement Benefits.” This statement revises employers’ disclosures about pension plans and other postretirement benefit plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The Companies have adopted the new disclosure requirements under SFAS No. 132 (revised 2003) in the year ended March 31, 2004.

     Impairment of Securities Investments In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-01 establishes additional disclosure requirements for each category of FAS No. 115 investments in a loss position. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In accordance with the new disclosure requirements under EITF Issue No. 03-01, Note 3 has been expanded to include certain additional information regarding the Company’s investments in marketable securities.

     Consolidation of Variable Interest Entities In December 2003, the FASB issued FASB Interpretation No.46 (revised December 2003 ) (“FIN46R”), “Consolidation of Variable Interest Entities”, which replaces FASB Interpretation No.46, “Consolidation of Variable Interest Entities”. This interpretation addresses the consolidation of variable interest entities as defined in the interpretation. The Companies adopted the provisions of FIN 46R as of March 31, 2004 and such adoption did not have a material effect on the Companies’ consolidated financial statements.

     A. Operating Results

     The following table sets forth certain consolidated statements of income data:

	(Yen in millions and U.S. Dollars in thousands)
	Year ended/as of March 31,
	2004		2003	2002
Net sales	¥163,155	$1,566,088	¥163,709	¥162,829
Cost of sales	84,638	812,421	85,306	86,567
Selling, general, and administrative expenses	72,472	695,643	70,440	68,336
Other income (expenses), net	1,516	14,552	(2,660)	427
Net income	2,902	27,856	2,898	4,983

     Fiscal Year 2004 Compared to Fiscal Year 2003

     Sales. Consolidated net sales edged down 0.3% in fiscal 2004, to ¥163,155 million.

     Sales of products of our mainstay innerwear business (consisting of foundation wear, night wear and children’s underwear), which comprises 79.7% of total consolidated sales, decreased 1.4% in fiscal 2004, to ¥130,080 million. A principal factor in this decrease was reduced sales of our mid-priced innerwear products. For example, sales of our Wing brand products declined 2.9% in fiscal 2004, reflecting lower customer demand for these products. Additionally, we believe that the adverse effect of unseasonable weather in Japan during the summer and fall months hurt our innerwear sales. Unusually cold weather in the summer months negatively impacted our typical slight seasonal increase in innerwear sales in the summer season, as many women tend to purchase new undergarments to accompany their lighter summer wardrobes. Also, the unusually warm fall in Japan hurt sales of our cool weather innerwear products.

     Sales of our high-end innerwear garments and campaign products supported our sales performance in fiscal 2004. Several of our high-end innerwear products achieved significant sales growth in fiscal 2004, including “La Vie Aisée” (¥4,408 million in sales, representing a 16.4% sales increase over fiscal 2003); “Parfage”, a brand designed specifically for career women (¥5,276 million in sales, representing a 6.0% sales increase over fiscal 2003); and “Salute”, a boutique brand (¥3,354 million in sales, representing a 14.2% sales increase over fiscal 2003). Our leading Wacoal-brand seasonal campaign products in fiscal 2004 were “T-Shirt Bra NAMI NAMI”, launched in summer 2003 (sales of approximately 850,000 pieces in fiscal 2004), and “Kanjiru Bra”, launched in fall 2003 (sales of approximately 700,000 pieces in fiscal 2004). Product sales at our SPA specialty retail stores were up ¥1.6 billion in fiscal 2004, reflecting the addition of 17 stores during the year.

     Despite our efforts to increase sales in our key markets outside Japan, these sales remained flat in fiscal 2004. Our sales in Asia outside of Japan (including China, Hong Kong and Singapore), which represented 3.0% of total consolidated sales in fiscal 2004, were adversely affected by the SARS outbreak and the depreciation of the currencies of these countries against the yen. In the U.S., which represented 7.5% of total consolidated sales in fiscal 2004, our sales during the first half of fiscal 2004 decreased 7.7%, due in part to weakened consumer spending stemming from the Iraq war. Although U.S. sales on a unit basis rebounded during the second half of the fiscal year (13.5% more than in the second half of fiscal 2003), this improvement was largely offset by the dollar’s decline against the yen.

     In our other apparel businesses, sales of outerwear and sportswear in fiscal 2004 increased by ¥969 million, or 10.3%, driven principally by sales growth in our CW-X conditioning wear line. Hosiery sales (which include products sold under our Carlson label) also increased by ¥126 million, or 7.5%, to ¥1,798 million in fiscal 2004. Sales from our other businesses (which include the sale of mannequins, store design and construction, housing design, restaurant businesses, cultural projects and other services) declined slightly to ¥16,210 million in fiscal 2004, or 0.7%, from ¥16,332 million in the previous year.

     Cost of sales. Our cost of sales decreased 0.8%. Cost of sales as a percentage of net sales decreased by 0.2% from 52.1% to 51.9% in fiscal 2004, due largely to an increase in the proportion of our products produced in China, Vietnam and other low-cost overseas manufacturing centers (from 16% in fiscal 2003 to 20% in fiscal 2004 on a unit basis). Reduced material costs, reflecting the effects of deflation in Japan and efforts by our suppliers to reduce their costs, also contributed to the decrease.

     Selling, general and administrative expenses. Selling, general and administrative expenses were ¥72,472 million in fiscal 2004, an increase of 2.9% from ¥70,440 million in fiscal 2003. Items which drove the increase in SG&A expenses included the following:

•	We recognized a one-time impairment loss of ¥2,574 million on properties we own in Japan which resulted from a change of our business plan in 2004 with respect to the use of certain assets, including buildings and land;

•	Promotional activity expenses increased by ¥1,020 million, or 8.6%, in fiscal 2004, reflecting increased costs associated with the refurbishment of our sales counters at department stores, increased television advertising, and start-up costs for our new wannabe innerwear catalog channel;

•	Pension expenses increased by ¥877 million in fiscal 2004 due to the increase of net amortization of unrealized losses caused by the fall of stock prices at the end of March 2003; and

•	Rent costs increased by ¥363 million, or 12.9%, in fiscal 2004, principally due to the opening of 17 new SPA specialty stores during fiscal 2004.

     Due to the increased SG&A expenses, operating income decreased by ¥4,248 million to ¥3,016 million, or 58.5%, in fiscal 2004.

     Other income (expenses), net. We had net other income of ¥1,516 million in fiscal year 2004, as compared to net other expenses of ¥2,660 million in fiscal 2003. This result was mainly attributable to a decrease in valuation losses on investment securities from ¥3,566 million in fiscal 2003 to ¥142 million in fiscal 2004, reflecting improvement in the Japanese equity markets in fiscal 2004 as compared to prior years. Also contributing to net income was a gain of ¥932 million on the sale of equity securities.

     Net income. Due to the above factors, net income in fiscal 2004 was ¥2,902 million, which was approximately the same amount as in fiscal 2003. Net income per American Depositary Receipt (“ADR”, equivalent to five shares of common stock) increased from ¥97 in fiscal 2003 to ¥99 in fiscal 2004.

     Fiscal Year 2003 Compared to Fiscal Year 2002

     Sales. Despite challenges stemming from the prolonged slump in the Japanese retail industry, increased price competition in the intimate apparel industry and other adverse factors, in the fiscal year ended March 31, 2003, consolidated net sales edged up 0.5% from the previous year, to ¥163.7 billion. Our sales of foundation garments and lingerie—which accounted for 71.3% of our total sales for the year—edged up 0.6% from the previous year, to ¥116.7 billion. Products which contributed most significantly to our sales in fiscal 2003 were our summer campaign T-shirt bra NAMI-NAMI and NAMI-NAMI pants, and our fall/winter campaign SHAKITTO bra. Other contributors included our La Vie Aisée and Gra-P product lines for mature women, our luxury brand PARFAGE, our Kyutto Up Pants product which is marketed under the Wing line, and our Lesiage luxury products.

     Cost of Sales. Cost of sales decreased 1.5%, to ¥85.3 billion, and the cost of sales ratio improved 1.1 percentage points, to 52.1% compared with 53.2% in fiscal year 2002. Key factors contributing to the year-on-year reduction in cost of sales were a decrease in material costs resulting primarily from increased sourcing from lower-cost overseas suppliers, and decreased labor costs, largely due to the increased shifting of production activities to China, Vietnam and other lower-cost countries.

     Selling, general and administrative expenses. Although we implemented measures aimed at reducing costs, our selling, general and administrative expenses rose 3.1%, to ¥70.4 billion. This increase resulted primarily from costs associated with the following:

•	the expansion of our SPA specialty retail store network to a total of 28 stores (excluding CLAIRE shops that are selling Wacoal Brand products) as of March 31, 2003 (approximately ¥400 million in total costs);

•	an increased number of our employees opting for early retirement in response to our expanded program (approximately ¥1.25 billion in total for early retirement costs); and

•	increased sales promotion activities, including advertising and remodeling our sales counters in department stores (approximately ¥11.9 billion in total costs).

     Our increased selling and general administrative expenses resulted in a weakening of our operating margin by 1.1%, to 43.5%, which resulted in our operating profit remaining the same as in the previous year at 4.4%.

     Other income (expenses), net. In other income and expenses, we recorded net other expenses of ¥2.7 billion in fiscal year 2003, compared with net other income of ¥0.4 billion in the previous year. This was mainly attributable to a ¥3.6 billion valuation loss on our equity securities holdings, associated with the downturn in the domestic stock market. Consequently, income before income taxes, equity in net income of affiliated companies and minority interests fell 39.5%, to ¥4.6 billion. Income taxes decreased 34.3%, to ¥2.5 billion, and the effective tax rate increased by 4.3%, to 54%, mainly due to an increase in our valuation allowance for deferred tax assets. Due to the above factors, net income in the year under review was down 41.8%, to ¥2.9 billion.

     Net income. Net income per American Depositary Receipt (“ADR”, equivalent to five shares of common stock) decreased from ¥166 in the previous fiscal year to ¥97.

     B. Liquidity and Capital Resources.

     Our main source of liquidity is cash from operations. Our cash from operations has allowed us to fund our working capital requirements and our capital expenditures (including our SPA specialty retail store expansion) without material borrowings or other external financing. We believe that we consistently generate and maintain sufficient cash to cover our needs for working capital for our operations, and for our anticipated capital requirements and other expenditures (including for the planned capital expenditures in fiscal 2005 noted below). Some of our subsidiaries also currently maintain credit facilities with bank lenders for working capital purposes.

     Capital expenditures in fiscal years 2004, 2003 and 2002 were ¥2,338 million, ¥2,104 million and ¥2,484 million, respectively. In fiscal year 2004, our most significant capital expenditures were incurred in connection with the addition of 17 new stores to our SPA specialty retail store network, and improvement of IT infrastructure in Japan. We made significant capital expenditures in fiscal years 2002 and 2003 in connection with the establishment and development of our SPA specialty retail network, to purchase computer equipment for Wacoal Corp. and to construct a new factory for Wacoal Dominicana Corp., our subsidiary operating in the Dominican Republic.

     In fiscal year 2005, we expect that our principal capital expenditures will be approximately ¥500 million for adding an anticipated 15 new stores to our SPA specialty retail store network, and approximately ¥1.0 billion for construction of our Dalian, China production facility.

Cash Flows

     Our consolidated cash flows for fiscal 2002, 2003 and 2004 were as follows:

	Fiscal Year Ending March 31,
	2004	2003	2002
	(in millions of yen)
Net cash provided by operating activities	¥5,201	¥7,858	¥8,653
Net cash provided by (used in) investing activities	1,328	(9,839)	(9,412)
Net cash used in financing activities	(6,138)	(6,006)	(5,472)

     Cash provided by operating activities. Net cash provided by operating activities decreased by 33.8%, from ¥7,858 million in fiscal 2003 to ¥5,201 million in fiscal 2004. The decrease resulted primarily from a significant build-up in product inventory of ¥2,124 million at the end of fiscal 2004, caused principally by overstock of certain fall/winter items and build-up in anticipation of the summer season.

     Net cash provided by operating activities decreased from ¥8.7 billion in fiscal 2002 to ¥7.9 billion in fiscal 2003. This decrease resulted principally from increased expenses incurred during the fiscal year in connection with the expansion of our early retirement program and increased sales and promotional activities.

     Net cash used in investing activities. Net cash provided by investing activities was ¥1,328 million in fiscal 2004, as compared to ¥9,839 million used in investing activities in fiscal 2003. Net cash provided by investing activities in fiscal 2004 was mainly attributable to a ¥11,594 million year-on-year decrease in amounts spent to acquire marketable securities. We expect to spend approximately the same amount of cash in fiscal 2005 on purchases of marketable securities.

     This decrease was offset in part by a ¥1,540 million increase in payments to acquire investments in affiliated companies, which relates principally to our acquisitions of House of Rose Co., Ltd. and Wacoal Malaysia in fiscal 2004.

     Net cash used in investing activities increased from ¥9.4 billion in fiscal 2002 to ¥9.8 billion in fiscal 2003, primarily due to the transfer of bank deposits to short-term bonds. Capital expenditures decreased from ¥2.5 billion in fiscal 2002 to ¥2.1 billion in fiscal 2003. Our principal capital expenditures were for investment in information technology and the expansion of our SPA specialty retail stores.

     Net cash used in financing activities. Net cash used in financing activities increased to ¥6,138 million in fiscal 2004 from ¥6,006 million in fiscal 2003. The increase is mainly attributable to our payment of ¥2,456 million in connection with a share repurchase and the payment of a cash dividend of ¥1,978 million. We expect to pay cash dividends of ¥2,159 million in fiscal 2005, and we intend to evaluate additional repurchases of our shares during this period.

     Net cash used in financing activities rose from ¥5.5 billion in fiscal 2002 to ¥6.0 billion in fiscal 2003. In fiscal year 2003, we repurchased ¥2.3 billion of treasury stock and paid cash dividends of ¥2.0 billion.

     C. Research and Development, Patents and Licenses.

     Through our Human Science Research Center, we conduct research and development activities focused on the relationship between the human body and garments, which we believe enable us to produce better products. Since the establishment of the Human Science Research Center in 1964, we have conducted a long-term study of the female body designed to accurately understand the Japanese woman’s body as a three dimensional shape. Through these research activities, we have developed specialized equipment, such as silhouette analysis equipment and three-dimensional measuring equipment, and we are currently working on equipment that we believe will provide advanced measurements of sensory comfort.

     Our research and development activities are based on the proportional, physiological and mental aspects of garment design. Since 1995, we have participated in a project led by the Ministry of Economy, Trade and Industry (formerly the Ministry of International Trade and Industry) for the study of sensory comfort and have conducted basic research based on reactions to three basic stimuli: pressure, heat and touch. Based on this research, we are focused on developing new products that are not only comfortable for the wearer but have a positive physiological effect.

     Currently the Human Science Research Center’s product development team, basic research team and development factory team are working on priority issues such as focusing research and development on addressing customer needs and establishing a product development database. One of our major achievements for fiscal 2004 was the development of a fitting dummy with the same shape and softness as a human body. We believe that this development has contributed to a higher level of brassiere design by allowing us to quickly test the look and fit of brassieres without testing them on human subjects. We have also published some of our research findings such as “Modern Maternity—Now Beautiful,” “Survey of the Perception of Modern Maternity” and “Sleep Science—Development of a Brassiere for Sleeping.”

     Because many of our marketing and production personnel contribute to the development of new products and styles, it is not practicable to determine the precise amount of expenditures on our product research and development activities, but we believe that we spent approximately ¥751 million, ¥700 million and ¥600 million in fiscal years 2004, 2003 and 2002, respectively.

     D. Trend Information.

     For a discussion of other trends that affect our business and operating results, see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5. New Accounting Pronouncements—Transfer of the Substitutional Portion of Employee Pension Fund Liabilities” and “Item 5.A. Operating Results”.

     E. Off-Balance Sheet Arrangements.

     Not applicable.

     F. Tabular Disclosure of Contractual Obligations.

     Contractual Obligations and Commitments

     For information regarding debt obligations including amounts maturing in each of the next five years, see note 7 to the consolidated financial statements.

     The following table summarizes our contractual obligations as of March 31, 2004.

	Fiscal Year Ending March 31,
						2010 and
	2005	2006	2007	2008	2009	thereafter
	(in millions of yen)
Short-term borrowings	¥3,954	¥—	¥—	¥—	¥—	¥—
Long-term debt	374	72	25	25	—	—
Collateralized loans	2,615	—	—	—	—	—
Operating lease obligations	750	686	557	293	6	—

1.	Contractual obligations above exclude related interest payments.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. We expect to contribute ¥2,916 million to our plans in the year ending March 31, 2005.

     ITEM 6. Directors, Senior Management and Employees.

     A. Directors and Senior Management.

     The following is a current list of Wacoal Corp.’s Directors and Corporate Auditors:

Position(s) and
Name	Office(s) with		Business Experience and Position(s) and
(Date of Birth)	Wacoal Corp.	Date	Office(s) with Wacoal Corp.1 2
Yoshikata Tsukamoto (January 29, 1948)	President Corporate Officer; President and Representative Director	April 1972 November 1977 November 1981 September 1984 June 1987 — present June 2002 June 2003 — Present	Joins Wacoal Corp.
Elected Director
Elected Managing Director
Elected Executive Vice President and Director
(Representative Director)
Elected President and Director (Representative
Director)
Elected Corporate Officer
Elected President Corporate Officer

Hiroshi Sakagami (September 13, 1942)	Vice President and Director; Corporate Officer; Supervisor for Business Implementation Support Staff; Supervisor for Public Relations Department	March 1961 April 1995 June 1996 June 1999 April 2002 June 2002 April 2003 — present June 2003 — present	Joins Wacoal Corp.
General Manager of Tokyo Sales Office, Wing
Brand Operation Division
Elected Director
General Manager of Wing Brand Operation
Division
Elected Managing Director
Supervisor for Business Strategy and Business
Implementation Support Staff and Supervisor for
Corporate Communication Center
Elected Senior Managing Director and
Corporate Officer
Supervisor for Business Implementation Support
Staff, Supervisor for Public Relations
Department
Elected Vice President and Director, and Vice
President Corporate Officer

Kazuaki Ichihashi (January 26, 1945)	Senior Managing Director; Senior Corporate Officer; General Manager of Wacoal Brand Operation Division	March 1967 April 1994 June 1995 April 1997 June 1998 April 2001 April 2002 — present June 2002 June 2003 — present	Joins Wacoal Corp.
Chief Manager of Personnel Group, Personnel
Division
Elected Director
General Manager of Personnel Department
Elected Managing Director
Chief of Business Strategy Office and General
Manager of Personnel Department
General Manager of Wacoal Brand Operation
Division
Elected Senior Managing Director (to present)
and Corporate Officer
Elected Senior Managing Director (to present)
and Corporate Officer to Senior Corporate
Officer

Position(s) and
Name	Office(s) with		Business Experience and Position(s) and
(Date of Birth)	Wacoal Corp.	Date	Office(s) with Wacoal Corp.1 2
Shoichi Suezawa (June 13, 1947)	Managing Director; Senior Corporate Officer; Supervisor for Personnel, General Administration, Accounting and Business Strategy Staffs Chief of President’s Office	March 1970 April 1994 June 1996 June 1998 April 2001 April 2002 June 2002 April 2003 June 2003 — present April 2004 — present	Joins Wacoal Corp.
Chief of Accounting Group and Financial
Group, Management Control Division
Elected Director
Chief of Management Planning Office and
General Manager of Accounting and Financial
Department
General Manager of Management Control
Department
Supervisor for Personnel, General
Administration and Accounting Staffs
Supervisor for Personnel, General
Administration and Accounting Staffs and
Supervisor for SPIRAL
Elected Managing Director and Corporate
Officer
Supervisor for Personnel, General
Administration, Accounting and Business
Strategy Staff and Chief of President’s Office
Elected Senior Corporate Officer
Supervisor for Personnel, General
Administration, Accounting and Business
Strategy Staffs
President and Director of Wacoal Investment
Co., Ltd.

Yuzo Ito (March 15, 1948)	Managing Director; Senior Corporate Officer; General Manager of Wing Brand Operation Division	March 1970 April 1995 June 1997 April 2001 April 2002 — present June 2002 June 2003 — present	Joins Wacoal Corp.
General Manager of Innerwear Merchandise
Sales Department, Wing Brand Operation
Division
Elected Director
Deputy General Manager of Wing Brand
Operation Division and General Manager of
Innerwear Merchandise Sales Department
General Manager of Wing Brand Operation
Division
Elected Corporate Officer
Elected Corporate Officer to Managing
Director and Senior Corporate Officer

Masayuki Yamamoto (June 25, 1947)	Director; Senior Corporate Officer; General Manager of Direct Store Control Office, General Manager of Direct Retail Operation Division	March 1970 April 1995 June 1996 — present April 1997 June 2002 September 2003 — present June 2003 — present	Joins Wacoal Corp.
General Manager of Fukuoka Sales Office,
Wacoal Brand Operation Division
Elected Director
General Manager of Chain Store Control Office,
Wacoal Brand Operation Division
Elected Corporate Officer
General Manager of Direct Store Control Office
and General Manager of Direct Retail Operation
Division
Elected Senior Corporate Officer

Position(s) and
Name	Office(s) with		Business Experience and Position(s) and
(Date of Birth)	Wacoal Corp.	Date	Office(s) with Wacoal Corp.1 2
Susumu Miyamoto (February 8, 1948)	Director Senior Corporate Officer; Chief of President’s Office	March 1971 April 1995 June 1996 — present April 1997 June 2002 June 2003 — present April 2004 — present	Joins Wacoal Corp.
Chief of China Group, International Operation
Division
Elected Director
Deputy General Manager of International
Operation Division and Supervisor for China
Elected Corporate Officer
Supervisor for China
Elected Senior Corporate Officer
Chief of President’s Office

Tatsuya Kondo (October 17, 1947)	Director; Senior Corporate Officer; General Manager of Wellness Department	March 1966 April 2001 — present June 2002 June 2003 — present	Joins Wacoal Corp. General Manager of Wellness Department Elected Director (to present) and Corporate Officer Elected Senior Corporate Officer

Michihiko Kato (July 2, 1947)	Standing Corporate Auditor	March 1972 June 1997 June 1998 April 2001 April 2002 June 2002 April 2003 June 2004 — present	Joins Wacoal Corp.
General Manager of Administration Department
Elected Director
Chief of Secretary’s Office and General
Manager of Administration Department
Chief of President’s Office and General
Manager of Administration Department
Elected Corporate Officer
Supervisor for Corporate Communication
Center
Elected Standing Corporate Auditor

Hajime Kotake (January 26, 1949)	Standing Corporate Auditor	March 1972 April 1996 April 1998 September 2000 April 2004 June 2004 — present	Joins Wacoal Corp.
Manager of Department Store Accounting and
General Administration Group of Osaka Sales
Office
Manager of Business Administration Group of
Wacoal Brand Operation Division
General Manager of Business Administration
Department of Wacoal Brand Operation
Division
Associate to General Manager of Wacoal Brand
Operation Division
Elected Standing Corporate Auditor

Position(s) and
Name	Office(s) with		Business Experience and Position(s) and
(Date of Birth)	Wacoal Corp.	Date	Office(s) with Wacoal Corp.1 2
Riichiro Okano (May 8, 1935)	Corporate Auditor	April 1960 June 1989 January 1992 June 1992 June 1998 June 2000 — present	Joins The Mitsubishi Bank, Limited (currently
The Bank of Tokyo-Mitsubishi, Ltd.)
Elected Director of the above bank
Elected Managing Director of the above bank
Elected Vice President and Director of The
Nikko Securities Investment Trust and
Management Co., Ltd.
Elected President and Director of Chitose Kosan
Co., Ltd.
Elected Corporate Auditor of Wacoal Corp.

Noboru Unabara (February 26, 1935)	Corporate Auditor	February 1962 April 1965 May 1968 November 1972 May 1974 June 2000 — present	Joins Tsuda Certified Public Accountants Office
Registered as certified public accountant
Joins Tohmatsu Awoki & Co. (the current
Tohmatsu & Co.)
Becomes a partner of the above organization
Elected representative partner of the above
organization
Elected Corporate Auditor of Wacoal Corp.

1.	The terms as Directors of Messrs. Tsukamoto, Ichihashi and Ito expire in June 2005; the terms of other Directors expire in June 2006.

2.	The terms as Corporate Auditors for Messrs. Okano and Unabara terminate in June 2007; the terms of the other Corporate Auditors expire in June 2008.

     The following is a current list of our Corporate Officers other than the Corporate Officers identified in the table above:

Nobuhiro Matsuda
Kimiaki Shiraishi
Minehiro Sato
Tsuneo Shimizu
Hiroshi Hyogo
Masami Itaya
Shigeki Honma
Kazuaki Hanya
Masakzu Kitagawa
Masahiro Joshin
Takashi Narita
Tadashi Yamamoto
Sadayasu Ohno
Akio Shinozaki
Tsutomu Fukui
Junichiro Sato
Ikuo Otani
Tadashi Yamamoto
Ichiro Katsura
Ryu Yamada

     B. Compensation.

     Aggregate compensation, including bonuses, paid by Wacoal in fiscal year 2004 to our Directors (including as applicable in their capacity as Wacoal officers) and Corporate Auditors was ¥275 million.

     A provision in the amount of ¥79 million was made during fiscal year 2004 to provide retirement allowance for Directors and Corporate Auditors of Wacoal. The balance of our liability for termination benefits for Directors and Corporate Auditors was ¥606 million and ¥604 million at March 31, 2004 and 2003, respectively.

     We do not have a stock option plan for Directors, Corporate Auditors or any other employees.

     C. Board Practices.

Directors

     The Board of Directors has the ultimate responsibility for the administration of the affairs of Wacoal. Wacoal Corp.’s Articles of Incorporation limit the number of Directors to 30. Directors are elected at a general meeting of shareholders, and the term of office of Directors expires at the conclusion of the annual ordinary general meeting of shareholders that takes place within two years following their assumption of office. Directors may serve any number of consecutive terms. The Board of Directors elects one or more Representative Directors from among its members, each of whom has the authority individually to represent Wacoal Corp., and appoints one of the Representative Directors as President. From among its members, the Board of Directors may elect the Chairman and one or more Vice Chairmen, Vice Presidents, Senior Managing Directors and Managing Directors. None of our Directors has a service contract with our company that provides for benefits upon termination of employment.

Corporate Auditors

     Under the requirements of the Commercial Code of Japan, we must have three or more Corporate Auditors, and our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors are under a statutory duty to oversee the administration of Wacoal’s affairs by our Directors, to examine financial statements and business reports to be submitted annually by our Board of Directors to the general meetings of the shareholders and to report their opinions thereon. They are also required to attend the meetings of the Board of Directors and to express their opinions, but are not entitled to vote.

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

     Our Corporate Auditors constitute our Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit an audit report to the Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, the method of examination by Corporate Auditors of Wacoal’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

     We do not have a remuneration committee.

     D. Employees.

     The following table lists the number of our full-time employees as of March 31, 2004, 2003 and 2002:

				Asia (other
	Total	Japan	U.S.[1]	than Japan)	Others
March 31, 2004
Textile Products and Related Products	10,647	7,032	1,149	2,428	38
Other	454	452	0	2	0
Corporate	166	166	0	0	0
Total	11,267	7,650	1,149	2,430	38

March 31, 2003
Textile Products and Related Products	10,099	6,741	1,208	2,116	34
Other	653	651		2
Corporate	151	151
Total	10,903	7,543	1,208	2,118	34

March 31, 2002
Textile Products and Related Products	9,911	6,844	1,186	1,851	30
Other	681	680		1
Corporate	164	164
Total	10,756	7,688	1,186	1,852	30

1.	Includes Wacoal employees in the Caribbean.

     At March 31, 2004, we had approximately 1,300 temporary employees.

     Except for Nanasai and our eight manufacturing subsidiaries in Japan, the employees of Wacoal Corp. and our Japanese subsidiaries are organized into one union. Each of Nanasai and our eight manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and the various unions are satisfactory.

     E. Share Ownership.

     The following table lists the number of shares owned by Wacoal Corp.’s Directors and Corporate Auditors as of June 29, 2004. As of such date, our Directors and Corporate Auditors collectively held a total of 1,217,136 shares of our common stock as set forth below, and this number of shares constituted 0.8% of all outstanding shares of our common stock.

Name	No. of Shares	% of Common Stock
Yoshikata Tsukamoto	1,131,136	*
Hiroshi Sakagami	10,000	*
Kazuaki Ichihashi	10,000	*
Shoichi Suezawa	8,000	*
Yuzo Ito	13,000	*
Masayuki Yamamoto	7,000	*
Susumu Miyamoto	11,000	*
Tatsuya Kondo	5,000	*
Michihiko Kato	7,000	*
Hajime Kotake	5,000	*
Riichiro Okano	3,000	*
Noboru Unabara	5,000	*

*	Less than 1% of our total outstanding common shares.

     We have not issued any options or other securities to purchase shares of our capital stock to any Director or Corporate Auditor.

     There are no arrangements that involve the issue or grant of options, shares or securities of Wacoal Corp. to our employees.

     ITEM 7. Major Shareholders and Related Party Transactions.

     A. Major Shareholders.

     As of March 31, 2004, 144,016,685 shares of our common stock were issued and outstanding. The Securities and Exchange Law of Japan requires any company which is the issuer of securities which are, among other considerations, listed on any Japanese stock exchange to disclose information about its major shareholders, generally including its ten largest shareholders, of record as of the end of each fiscal year and each semi-annual period. The following table sets forth with respect to our common stock outstanding as of March 31, 2004 the 10 largest shareholders of record.

		Percentage of
Name of Shareholder	Number of Shares	Shares Outstanding
Japan Trustee Services Bank, Ltd.	8,050,000	5.59%
Meiji Yasuda Life Insurance Company	6,999,000	4.86
Nippon Life Insurance Company	6,474,052	4.50
The Bank of Tokyo-Mitsubishi, Ltd.	4,769,000	3.31
The Master Trust Bank of Japan, Ltd. (Trustee)	4,541,000	3.15
The Bank of New York, Treaty JASDEC Account	4,223,000	2.93
Morgan Stanley and Co., Inc.	4,049,000	2.81
Mizuho Corporate Bank, Ltd.	3,662,363	2.54
The Bank of Kyoto, Ltd.	3,511,060	2.44
The Shiga Bank, Ltd.	3,376,345	2.34

     Under the Securities and Exchange Law of Japan, any person or group of persons beneficially holding more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange must file a report with a competent local finance bureau. A similar report must also be filed if the percentage held by a holder or group of holders of more than 5% of the shares with voting rights of a company increases or decreases by 1% or more. On April 12, 2004, Capital Guardian Trust Company, or CGT, and three of its affiliated companies filed reports with the Ministry of Finance of Japan indicating that their joint beneficial ownership of our common stock had decreased to 6,735,100 shares as of March 31, 2004. As of March 31, 2004, such holdings represented 4.68% of the outstanding shares of Wacoal Corp.

     Except as described in the preceding paragraph, we are not aware of any significant changes in the percentage ownership of our common stock held by any major shareholder during the past three years. Our major shareholders do not have any separate voting rights.

     As of March 31, 2004, approximately 14,237,125 shares or 9.9% of the outstanding shares of our common stock, other than in the form of American Depositary Shares, were held of record by 49 residents of the United States.

     The 2,442,345 shares of our common stock held of record by The Bank of New York on March 31, 2004 underlay the 488,469 American Depositary Shares of Wacoal Corp. held of record by 15 persons.

     Wacoal Corp. is not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of Wacoal Corp.

     B. Related Party Transactions.

     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates owned 20% to 50% by the Company. Wacoal purchased merchandise from affiliates in the amount of ¥2.428 billion in fiscal 2004.

     Wacoal also sells supplies, materials and products to certain affiliates; aggregate sales to affiliates were ¥1.259 billion in fiscal 2004.

     The Company does not consider the amounts involved in such transactions to be material to its business.

     C. Interests of Experts and Counsel.

     Not applicable.

     ITEM 8. Financial Information.

     A. Consolidated Statements and Other Financial Information.

     Consolidated Financial Statements

     See “Item 17. Financial Statements”.

     Legal Proceedings

     There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which any of our property is subject.

     Dividends and Divided Policy

     See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Dividend”.

     B. Significant Changes.

     Except as provided in this annual report there has been no significant change in our financial position since March 31, 2004, the date of our consolidated financial statements included elsewhere in this annual report.

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

     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the Nasdaq SmallCap Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on August 4, 2004 was ¥1,129, and the last reported sale price of our ADSs on the Nasdaq SmallCap Market on August 4, 2004 was $51.30.

	Tokyo Stock Exchange		Nasdaq SmallCap Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2000	1,420	762	58.125	33.50
2001	1,110	860	53.00	36.00
2002	1,335	922	53.25	34.50
2003	1,068	846	44.65	34.80
2004	1,080	833	53.00	35.51

Fiscal quarter ended/ending
March 31, 2002	1,076	922	40.05	34.50
June 30, 2002	1,054	910	42.00	34.80
September 30, 2002	1,068	938	44.65	39.00
December 31, 2002	1,060	884	42.75	36.75
March 31, 2003	935	846	38.85	35.75
June 30, 2003	950	833	40.25	34.80
September 30, 2003	978	890	43.18	37.00
December 31, 2003	975	852	43.75	39.20
March 31, 2004	1,080	887	53.00	41.29
June 30, 2004	1,180	1,040	54.99	46.62

Month ended
March 31, 2004	1,080	989	53.00	46.00
April 30, 2004	1,151	1,040	53.25	49.61
May 31, 2004	1,172	1,050	53.50	46.62
June 30, 2004	1,180	1,122	54.99	50.94
July 31, 2004	1,167	1,072	53.75	49.08
August 4, 2004	1,145	1,114	53.75	49.61

     B. Plan of Distribution.

     Not applicable.

     C. Markets.

     See “Item 9. Offering and Listing Details” for information on the markets on which our common stock and ADSs are listed or quoted.

     D. Selling Shareholders.

     Not applicable.

     E. Dilution.

     Not applicable.

     F. Expenses of the Issue.

     Not applicable.

     ITEM 10. Additional Information.

     A. Share Capital.

     Not applicable.

     B. Memorandum and Articles of Association.

     A copy of Wacoal Corp.’s Articles of Incorporation, amended as of June 29, 2004, is being filed as an exhibit to this annual report on Form 20-F. See “Item 10. Documents on Display”.

     The following summarizes certain provisions of Wacoal Corp.’s organizational documents and applicable Japanese law. This summary is qualified in its entirety by reference to the Commercial Code (shoho) of Japan (the “Commercial Code”) and Wacoal Corp.’s Articles of Incorporation and the Regulations of the Board of Directors.

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

     The Commercial Code and the Articles of Incorporation of our company provide that remuneration of Directors and Corporate Auditors shall be determined at a general meeting of shareholders. Except as stated below, neither the Commercial Code nor our Articles of Incorporation sets forth any special provision as to a Director’s or Corporate Auditor’s power to vote in connection with his or her compensation; the borrowing powers exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such powers); the retirement age of any Director or Corporate Auditor; or any requirement to hold any shares of capital stock of our company.

     The Commercial Code specifically requires the resolution of the Board of Directors of a corporation to acquire or dispose of material assets; to borrow substantial amounts of money; to employ or discharge from employment important employees, such as executive officers; and to establish, change or abolish a material corporate division such as a branch office. The Regulations of the Board of Directors of our company require a resolution of the Board of Directors for Wacoal Corp.’s long-term borrowing or lending of significant amounts of money or guaranteeing debt. The Regulations of the Board of Directors of our company also require a resolution of the Board of Directors to approve any transaction between a Director and our company, any allocation of the remuneration and bonuses of Directors as previously determined or approved by the General Meeting of Shareholders and any determination of the amount and manner of payment of retirement allowances or condolence money payable to Directors, the determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders in accordance with the Commercial Code.

     Capital stock

     Authorized capital

     Article 5 of the Articles of Incorporation of Wacoal Corp. provides that the total number of shares authorized for issuance by our company is 229,900,000 shares of common stock. If shares of common stock are cancelled, the number of shares so cancelled shall be deducted from the total number of shares authorized to be issued by Wacoal Corp. Only one class of stock is authorized.

     Dividends

     The Articles of Incorporation of Wacoal Corp. provide that the fiscal year of our company begins on April 1 in each year and ends on March 31 of the following year and that the accounts of each fiscal year shall be settled on March 31 of each year. The Articles of Incorporation further provide that dividends shall be paid to shareholders or pledgees who are registered on the shareholders register of Wacoal Corp. as of the close of business of March 31 of each year. According to the Commercial Code, after the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of Wacoal Corp. and to our independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which, in the case of our company, is normally held in June each year. In addition to provisions for dividends, if any, and for other legal reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, Wacoal Corp. may, by resolution of the Board of Directors, distribute cash as interim dividends, pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders or pledgees of record at the close of business of each September 30 without shareholders’ approval, but such distributions are subject to the limitation described below.

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

     Under the Commercial Code, Wacoal Corp. is permitted to distribute profits by way of year-end dividends out of the excess of its net assets as appearing on Wacoal Corp.’s non-consolidated balance sheet as of the end of the last fiscal year, over the aggregate, as appearing on the same balance sheet where relevant, of:

(i)	its stated capital;
(ii)	its additional paid-in capital;
(iii)	its accumulated legal reserve;
(iv)	the legal reserve to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings;
(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above;
(vi)	the amount of share subscription money paid; and

(vii)	the increased amount of net assets on its balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition cost of such assets.

     In the case of interim dividends, the net assets are calculated by reference to the balance sheet as of the end of the last fiscal year, and adjustments are made by (A) deducting any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, any subsequent transfer of retained earnings to stated capital, the aggregate purchase price of shares determined by any resolution of the ordinary general meeting of shareholders with respect to the previous fiscal year authorizing Wacoal Corp. to acquire its shares, the aggregate purchase price of shares determined by any resolution of Wacoal Corp.’s board of directors, and the book value of its shares purchased by Wacoal Corp. as otherwise permitted under the Commercial Code, (B) adding any amount of reduction in the stated capital, additional paid-in capital or legal reserve since the end of the last fiscal year and (C) making certain other adjustments. Pursuant to the provisions in the Commercial Code, interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (vi) above.

     In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.

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

     The Unit Share System

     General

     Consistent with the requirements of the Commercial Code, Wacoal Corp.’s Articles of Incorporation provide that 1,000 shares constitute one “unit”. Although the number of shares constituting a unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed the lesser of 1,000 shares and one two hundredths (1/200) of the number of all issued shares.

     Voting Rights under the Unit Share System

     Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

     Share Certificate for Less Than a Full Unit of Shares

     Wacoal Corp.’s Articles of Incorporation provide that no share certificate for any number of shares less than a unit will be issued. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which share certificates are not issued will not be transferable.

     Repurchase by Wacoal Corp. of Shares Constituting Less Than a Full Unit

     A holder of shares constituting less than a full unit may require Wacoal Corp. to purchase those shares at their market value in accordance with the provisions of Wacoal Corp.’s share handling regulations.

     Effect of the Unit Share System on Holders of ADSs

     A holder who owns American Depositary Receipts evidencing less than 200 ADSs will indirectly own less than a whole unit of shares of our common stock. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Wacoal Corp. to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of common stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Wacoal Corp. to purchase such underlying shares unless Wacoal Corp.’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

     General Meeting of Shareholders

     Pursuant to the Articles of Incorporation of Wacoal Corp., ordinary general meetings of shareholders of Wacoal Corp. are convened in June of each year in Kyoto City. In addition, Wacoal Corp. may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two week’s advance notice.

     Under the Commercial Code, notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting.

     Any shareholder holding at least 300 voting rights or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

     Voting rights

     A holder of shares constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Commercial Code and Wacoal Corp.’s Articles of Incorporation require a quorum for the election of Directors and Corporate Auditors of not less than one-third of the voting rights of all shareholders. Wacoal Corp.’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by Wacoal Corp. does not have voting rights.

     Shareholders may exercise their voting rights through proxies if those proxies are also shareholders who have voting rights.

     The Commercial Code provides that a quorum of the majority of voting rights of all shareholders must be present at a shareholders’ meeting to approve any material corporate actions, such as:

•	the amendment of the articles of incorporation (except as described in “Stock Split” and “The Unit Share System” above);

•	the reduction of stated capital;

•	the removal of a director or corporate auditor;

•	a dissolution, merger, consolidation or split-up of our company;

•	the transfer of the whole or an important part of our company’s business;

•	the takeover by our company of the whole of the business of any other corporation;

•	any issuance of new shares (including transfer of treasury stock) at a specially favorable price (or any issuance of stock acquisition rights with specially favorable conditions, or of bonds with stock acquisition rights with specially favorable conditions) to persons other than shareholders; and

•	share exchanges or share transfers for the purpose of establishing 100% parent-subsidiary relationships.

     At least two-thirds of voting rights represented at the meeting must approve these actions.

     The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders.

     Subscription rights

     Holders of Wacoal Corp.’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Under the Commercial Code, the Board of Directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares, stock acquisition rights or bonds with stock acquisition rights. In this case, the rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks before the date of expiration of the subscription rights.

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

     Stock Acquisition Rights

     Subject to certain requirements, Wacoal Corp. may issue stock acquisition rights by resolution of the Board of Directors or by a special resolution at a general meeting of shareholders as stated as described in “Voting Rights” above. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Wacoal Corp. will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of existing shares held by it.

     Liquidation rights

     In the event of a liquidation of Wacoal Corp., the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of its shares in proportion to the respective numbers of shares held.

     Liability to Further Calls or Assessments

     All of Wacoal Corp.’s currently outstanding shares, including shares represented by the ADSs, are fully paid and non-assessable.

     Record date

     March 31 is the record date for Wacoal Corp.’s year-end dividends, if declared. A holder of shares constituting one or more whole units who is registered as a holder on Wacoal Corp.’s register of shareholders or register of beneficial owners at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ended on that March 31. September 30 is the record date for interim dividends, if declared. In addition, Wacoal Corp. may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

     Repurchase by Wacoal Corp. of its capital stock

     Wacoal Corp. may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders on a resolution of the Board of Directors), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Wacoal Corp. (pursuant to a resolution of the Board of Directors). When such acquisition is made by Wacoal Corp. from a specific party, any other shareholder may make a demand to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, that Wacoal Corp. also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements. In a case other than the acquisition by Wacoal Corp. of its own shares pursuant to a resolution of the Board of Directors or the acquisition by Wacoal Corp. of its shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If Wacoal Corp. purchases shares pursuant to a resolution of Board of Directors or if Wacoal Corp. purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Wacoal Corp. actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the immediately following fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vii) in “Dividends” above, Wacoal Corp. may not acquire such shares.

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

     Acquisition or Disposition of Shares

     Under the Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”), all aspects of regulations on foreign exchange and trade transactions are, with minor exceptions relating to inward direct investments (which are not generally applicable to Wacoal Corp.’s shares), only subject to post transaction reporting requirements. Acquisitions and dispositions of shares of our common stock or ADSs by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance of Japan has the power to impose a licensing requirement for transactions in limited circumstances.

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

     Miscellaneous

     There is no provision in Wacoal Corp.’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of Wacoal Corp. and that would operate only with respect to merger, acquisition or corporate restructuring involving Wacoal Corp.

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

     The following is a general summary of the material U.S. federal and Japanese tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs by an investor that holds those shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to address all the material tax consequences that may be relevant to holders of our common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold shares of our common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States and Japan, judicial decisions, published rulings, administrative pronouncements, and United States Treasury regulations, as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan, all of which are subject to change (possibly with retroactive effect), and to differing interpretations.

     U.S. Holders (as defined below) should note that the United States and Japan have ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. Holders are urged to confirm with their tax advisors whether they are entitled to the treaty benefits provided under the Prior Treaty or the New Treaty, as the case may be.

     For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our common stock or ADSs that, for U.S. federal income tax purposes, is:

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

     An “Eligible U.S. Holder” is a U.S. Holder that:

     (1) is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time,

     (2) does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

     (3) is not otherwise ineligible for benefits under the Prior Treaty or the New Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

     A “Non-U.S. Holder” is any beneficial owner of shares of common stock or ADSs that is not a U.S. Holder.

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

     In general, taking into account the earlier assumptions, for purposes of the Prior Treaty or the New Treaty and for U.S. federal income and Japanese tax purposes, owners of ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese tax.

Japanese Taxation

     The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of common stock and of ADSs who are either individuals who are not residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”).

     Generally, a non-resident Holder is subject to withholding of Japanese income tax on dividends paid by Japanese corporations. Stock splits are not subject to withholding of Japanese income tax.

     In general, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident Holder is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Corp.) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable thereafter.

     Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor was limited to 15% of the gross amount actually distributed. However, under the New Treaty, which will be applicable to dividends declared by Wacoal Corp. on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

     The amount of such withholding tax imposed on dividends payable to the holders of our common stock and ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties, conventions or agreements as may exist between such country and Japan. If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Wacoal Corp. to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Wacoal Corp. is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Wacoal Corp. to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Wacoal Corp.’s fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

     Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

     Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired our common stock or ADSs as legatee, heir or donee, even though neither the individual nor the decedent nor the donor is a resident in Japan.

     Holders of shares of our common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. Federal Income Taxation

U.S. Holders

     Taxation of Distributions

     Subject to the discussion in “Passive Foreign Investment Companies” below, the gross amount of any distribution made by us in respect of our shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2009, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ADSs or common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. A dividend generally will be included in the gross income of a U.S. Holder when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. A dividend paid in Japanese yen will be included in gross income in a U.S. dollar amount based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

     To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of our common stock or ADSs exceeds our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, the distribution first will be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as capital gain.

     Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of the new shares of common stock so received will be determined by allocating the U.S. Holder’s basis in the old shares of common stock or ADSs between the old shares of common stock or ADSs and the new shares of common stock received, based on their relative fair market values on the date of distribution. However, the basis of the new shares will be zero if the fair market value of the new shares is less than 15% of the fair market value of the old shares of common stock or ADSs at the time of distribution and the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. A U.S. Holder’s holding period in the new shares will generally include the holding period of the old shares of common stock or ADSs on which the distribution was made.

     For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of our common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Special foreign tax credit rules apply to qualified dividend income received by individuals. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder (or as a deduction from that U.S. Holder’s taxable income, if that U.S. Holder elects). To the extent a refund of the Japanese withholding tax is available to a U.S. Holder, the amount of tax withheld that is refundable may not be claimed as a credit. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

(i)	has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

(ii)	is obligated to make payments related to the dividends, or

(iii)	holds the shares of common stock or ADSs in an arrangement in which the holder’s expected economic return, after non-U.S. taxes, is insubstantial,

will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares of common stock or ADSs.

     Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (the “IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

     Taxation of Capital Gains

     Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder’s tax basis in an ADS generally will equal the U.S. Holder’s cost of that ADS in U.S. dollars. In general, upon a sale or other disposition of shares of our common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, also determined in U.S. dollars, in those shares or ADSs. That gain or loss generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some U.S. Holders, including individuals, are eligible for preferential rates (generally 15%) in respect of long-term capital gain recognized on or after May 6, 2003, in taxable years beginning on or before December 31, 2008. A U.S. Holder may deduct any loss resulting from the sale or exchange of shares or ADSs only against other capital gains. For a U.S. Holder who is an individual, up to $3,000 of capital loss in excess of capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of our common stock or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes, except that a loss will be treated as foreign source loss to the extent a U.S. Holder received dividends that were includible in the “financial services income” basket during the 24-month period prior to the sale or other disposition.

     Passive Foreign Investment Companies

     We believe that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2004, or for the current or future taxable years. If we are classified as a PFIC, U.S. Holders who own our stock or ADSs during the taxable year in which we become or are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of an investment in a PFIC.

     A company is considered a PFIC for any taxable year if either

     (1) at least 75% of its gross income is passive income, or

     (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not be classified as a PFIC for the taxable year ended March 31, 2004, or for the current or any future taxable year.

     If we are a PFIC for any taxable year during which you hold stock or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the stock or ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the stock or ADSs will be treated as an excess distribution. Under these special tax rules:

     (1) the excess distribution or gain will be allocated ratably over your holding period for the stock or ADSs,

     (2) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

     (3) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the stock or ADSs cannot be treated as capital, even if you hold the stock or ADSs as capital assets.

     If we are a PFIC, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a PFIC. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

     Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the stock or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the stock or ADSs as of the close of your taxable year over your adjusted basis in such stock or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the stock or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the stock or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the stock or ADSs, as well as to any loss realized on the actual sale or disposition of the stock or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such stock or ADSs. Your basis in the stock or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

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

     Dividends paid by a PFIC are not “qualified dividend income” for purposes of the preferential tax rate on qualified dividends discussed above.

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

     Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to dividends in respect of our shares of common stock or the ADSs or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 30% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

     A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

     F. Dividends and Paying Agents.

     Not applicable.

     G. Statement by Experts.

     Not applicable.

     H. Documents on Display.

     Documents referred to in this Annual Report on Form 20-F that have been filed with the SEC and Wacoal’s annual reports on Form 20-F, periodic reports on Form 6-K, and other documents with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Investors may also get copies by writing the SEC and paying the prescribed fee. Our SEC filings are also available to the public on the SEC’s website (located at www.sec.gov) and from commercial document retrieval services.

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

     Maturities and fair values of such marketable securities and marketable investments were as follows:

			Due after	Due from	Due from	Due from
Year ended	Debt	Due within	one to	two to	three to	four to	Due after	Equity
March 31, 2004	securities	one year	two years	three years	four years	five years	five years	securities
Cost	44,187	24,825	6,735	5,917	1,002	2,904	2,804	15,457
Fair Value	44,316	24,850	6,747	5,928	1,004	2,909	2,878	29,256

     Foreign Exchange Risk

     Our international operations expose us to the risk of changes in foreign currency exchange rates. To manage this exposure, we may utilize foreign exchange forward contracts. There was no such contract outstanding at March 31, 2004.

Interest Rate Risk

     Our exposure to the market risk of changes in interest rates relates primarily to our debt obligations. We have long-term debt with both fixed rates and floating rates. Our interest rate risks are not material due to the amounts of short-term borrowings (¥3,954 million) and long-term debt (¥496 million).

     The following tables provide information about our financial obligations that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
Wacoal Corp. and subsidiaries

		Expected maturity date
		(Yen in millions and percent)
Year ended								Estimated
March 31, 2004	Total	2005	2006	2007	2008	2009	Thereafter	fair value
Loans, principally from banks and an insurance company	¥496	¥374	¥72	¥25	¥25	—	—	¥498
Weighted Average Effective Interest Rate	1.3%

     ITEM 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

     ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

     ITEM 14. Material Modifications to Rights of Security Holders and Use of Proceeds.

     None.

     ITEM 15. Controls and Procedures.

     As required by Securities Exchange Act Rule 13a-15(b), our management, including our principal executive officer and principal financial officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of our company’s disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e) and 15d-15(e). Based on that evaluation, our principal executive officer and principal financial officer concluded that our company’s disclosure controls and procedures were effective as of the end of the period by this report.

     As required by Securities Exchange Act Rule 13a-15(d), our management, including our principal executive officer and principal financial officer, also conducted an evaluation of our company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. Based on that evaluation, our management concluded that there has been no such change during the period covered by this report.

     ITEM 16. [Reserved.]

     ITEM 16A. Audit Committee Financial Expert.

     The Board of Corporate Auditors of Wacoal Corp. has determined that Wacoal Corp. does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Board of Corporate Auditors.

     Wacoal Corp. believes that the combined knowledge, skills and experience of the Board of Corporate Auditors, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.

     ITEM 16B. Code of Ethics.

     Wacoal Corp. has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Wacoal Corp.’s code of ethics is attached as an exhibit to this annual report on Form 20-F.

     ITEM 16C. Principal Accountant Fees and Services.

     Fees and Services of Deloitte Touche Tohmatsu.

     Deloitte Touche Tohmatsu (DTT) has served as Wacoal’s principal accountant for the three years ended March 31, 2004. The following table presents fees for audit and other services rendered by DTT for the years ended March 31, 2003 and March 31, 2004.

DTT Fees for Audit and Other Services
(Yen in millions)

	Years ended March 31,
	2003	2004
Audit Fees	¥93	¥98
Audit Related Fees	2	10
Tax Fees	11	21
Other Fees	5	25

Total	¥111	¥154

     Audit Fees include fees billed for professional services rendered for audits of Wacoal’s annual consolidated financial statements, reviews of consolidated quarterly statements and statutory audits of the Company and its subsidiaries.

     Audit Related Fees include fees billed for assurance and related services, such as due diligence, accounting consultations and audits in connection with mergers and acquisitions, employee benefit plan audits, internal control reviews and consultations concerning financial accounting and reporting standards.

     Tax Fees include fees billed for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

     Other Fees include fees billed for services related to consultation on matters such as compliance with the Sarbanes-Oxley Act of 2002.

     Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     With respect to audit and audit related services, each year we require our independent auditors to submit to us its annual audit plan, including its fee estimate for carrying out the audit plan, which is then submitted to our Corporate Planning Division for evaluation. Thereafter, our Board of Corporate Auditors determines whether to pre-approve the audit plan, which decision is based in part on the recommendations of the Corporate Planning Division.

     The pre-approval of our Board of Corporate Auditors is required before our independent auditors may perform any non-audit related services. Non-audit related services must be limited to providing advice on matters relating to taxation, mergers and acquisitions and internal accounting controls.

     ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

     ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

     ITEM 17. Financial Statements.

     The information required by this item is set forth beginning on page F-2 of this annual report.

     ITEM 18. Financial Statements.

     We have responded to Item 17 in lieu of responding to this item.

     ITEM 19. Exhibits.

     Exhibits filed as part of this Annual Report.

1.1	Articles of Incorporation of Wacoal Corp. as amended on June 29, 2004.

8.1	Subsidiaries of Wacoal Corp.

11.1	Code of Ethics.

31.1	Certifications of the principal executive officer and principal financial officer of Wacoal Corp., pursuant to Section 302 of the Sarbanes-Oxley Act.

32.1	Certifications of the principal executive officer and principal financial officer of Wacoal Corp., pursuant to Section 906 of the Sarbanes-Oxley Act.

Wacoal Corp. and Subsidiaries

SCHEDULES:

Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

Financial statements and summarized financial information of 50%-or-less-owned persons are not presented because they are in the aggregate not significant.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
     Wacoal Corp.
     Kyoto, Japan:

We have audited the accompanying consolidated balance sheets of Wacoal Corp. and Subsidiaries (the “Companies”) as of March 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” has not been presented in the accompanying financial statements. In our opinion, presentation of segment information concerning the Company’s operations is required for a complete presentation of the Company’s consolidated financial statements.

In our opinion, except for the omission of segment information, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wacoal Corp. and Subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.

June 4, 2004

Wacoal Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2004 and 2003

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
ASSETS	2004	2003	2004
CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥6,847	¥7,084	$65,723
Time deposits and certificates of deposit	20,596	20,162	197,696

Total	27,443	27,246	263,419
Marketable securities (Note 3)	44,316	48,250	425,379
Notes and accounts receivable:
Trade notes	1,226	1,742	11,768
Trade accounts	19,053	18,688	182,885
Allowance for returns and doubtful receivables (Note 4)	(2,140)	(2,288)	(20,541)
Inventories (Note 5)	26,060	24,346	250,144
Deferred income taxes (Note 11)	5,219	4,653	50,096
Other current assets	1,868	1,849	17,931

Total current assets	123,045	124,486	1,181,081

PROPERTY, PLANT AND EQUIPMENT (Note 6):
Land	19,910	22,924	191,112
Buildings and building improvements	55,879	55,801	536,370
Machinery and equipment	12,413	12,248	119,149
Construction in progress	370	78	3,551

Total	88,572	91,051	850,182
Accumulated depreciation	(38,640)	(36,880)	(370,896)

Net property, plant and equipment	49,932	54,171	479,286

OTHER ASSETS:
Investments in affiliates	12,838	10,840	123,229
Investments (Note 3)	29,872	17,968	286,735
Deferred income taxes (Note 11)	959	3,616	9,205
Lease deposits and other	8,157	7,024	78,297

Total other assets	51,826	39,448	497,466

TOTAL	¥224,803	¥218,105	$2,157,833

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2004 and 2003

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2003	2004
CURRENT LIABILITIES:
Short-term bank loans (Note 6)	¥3,954	¥5,633	$37,954
Notes and accounts payable:
Trade notes	2,885	2,499	27,692
Trade accounts	9,343	8,627	89,681
Other payables	5,340	5,437	51,257
Accrued payroll and bonuses	6,895	7,520	66,184
Income taxes payable	2,724	2,796	26,147
Current portion of long-term debt (Notes 6 and 13)	374	213	3,590
Other current liabilities	1,579	851	15,157

Total current liabilities	33,094	33,576	317,662

LONG-TERM LIABILITIES:
Long-term debt (Notes 6 and 13)	122	455	1,171
Liability for termination and retirement benefits (Note 8)	14,794	20,650	142,004
Deferred income taxes (Note 11)	3,424	39	32,866
Other long-term liabilities	805	764	7,727

Total long-term liabilities	19,145	21,908	183,768

MINORITY INTERESTS	1,806	1,782	17,336

SHAREHOLDERS’ EQUITY (Note 9):
Common stock, no par value — authorized, 229,900,000 and 232,500,000 shares in 2004 and 2003; issued 144,016,685 and 146,616,685 shares in 2004 and 2003	13,260	13,260	127,280
Additional paid-in capital	25,242	25,242	242,292
Retained earnings (Note 14)	129,941	131,466	1,247,274
Accumulated other comprehensive income (loss) (Note 10):
Foreign currency translation adjustments	(3,512)	(1,947)	(33,711)
Unrealized gain (loss) on securities	6,831	(846)	65,569
Minimum pension liability	(954)	(6,293)	(9,157)

Total accumulated other comprehensive income (loss)	2,365	(9,086)	22,701
Less treasury stock at cost — 52,860 and 46,254 shares in 2004 and 2003	(50)	(43)	(480)

Total shareholders’ equity	170,758	160,839	1,639,067

TOTAL	¥224,803	¥218,105	$2,157,833

Wacoal Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2004, 2003 and 2002

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2004	2003	2002	2004
NET SALES	¥163,155	¥163,709	¥162,829	$1,566,088

OPERATING COSTS AND EXPENSES:
Cost of sales	84,638	85,306	86,567	812,421
Selling, general and administrative	72,472	70,440	68,336	695,643
Impairment charges on long-lived assets	2,574	556		24,707
Loss on sale or disposal of property, plant and equipment	455	143	740	4,367

Total operating costs and expenses	160,139	156,445	155,643	1,537,138

OPERATING INCOME	3,016	7,264	7,186	28,950

OTHER INCOME (EXPENSES):
Interest income	225	305	356	2,160
Interest expense	(113)	(165)	(239)	(1,084)
Dividend income	256	220	201	2,457
Gain on sale or exchange of investments, net (Note 3)	932	436	502	8,946
Impairment charges on investments	(142)	(3,566)	(507)	(1,363)
Other — net	358	110	114	3,436

Total other income (expenses), net	1,516	(2,660)	427	14,552

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	4,532	4,604	7,613	43,502

INCOME TAXES (Note 11):
Current	5,774	5,243	4,405	55,423
Deferred	(3,254)	(2,756)	(620)	(31,234)

Total income taxes	2,520	2,487	3,785	24,189

INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	2,012	2,117	3,828	19,313
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	1,032	966	1,148	9,906
MINORITY INTERESTS	(142)	(185)	7	(1,363)

NET INCOME	¥2,902	¥2,898	¥4,983	$27,856

(Continued)

Wacoal Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2004, 2003 and 2002

	Yen			U.S. Dollars
	2004	2003	2002	2004
EARNINGS PER SHARE (Note 12)	¥20	¥19	¥33	¥0.19

EARNINGS PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 12)	¥99	¥97	¥166	$0.95

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended March 31, 2004, 2003 and 2002

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2004	2003	2002	2004
NET INCOME	¥2,902	¥2,898	¥4,983	$27,856
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 10):
Foreign currency translation adjustments	(1,565)	(1,010)	1,481	(15,022)
Unrealized gains (losses) on securities	7,677	(1,045)	(3,953)	73,690
Minimum pension liability	5,339	(3,848)	(2,445)	51,247

OTHER COMPREHENSIVE INCOME (LOSS)	11,451	(5,903)	(4,917)	109,916

COMPREHENSIVE INCOME (LOSS)	¥14,353	¥(3,005)	¥66	$137,771

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Years Ended March 31, 2004, 2003 and 2002

		Millions of Yen
	Shares of				Accumulated
	Outstanding		Additional		Other
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury
	(Thousands)	Stock	Capital	Earnings	Income (loss)	stock
BALANCE, APRIL 1, 2001	151,117	¥13,260	¥25,242	¥132,322	¥1,734
Net income				4,983
Other comprehensive loss					(4,917)
Cash dividends paid, ¥68 per 5 shares of common stock				(2,040)
Repurchase of treasury stock for retirement	(2,000)			(2,374)
Repurchase of treasury stock — other	(5)					¥(5)

BALANCE, MARCH 31, 2002	149,112	13,260	25,242	132,891	(3,183)	(5)
Net income				2,898
Other comprehensive loss					(5,903)
Cash dividends paid, ¥68 per 5 shares of common stock				(2,013)
Repurchase of treasury stock for retirement	(2,500)			(2,310)
Repurchase of treasury stock — other	(42)					(38)

BALANCE, MARCH 31, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)
Net income				2,902
Other comprehensive income					11,451
Cash dividends paid, ¥68 per 5 shares of common stock				(1,978)
Repurchase of treasury stock for retirement	(2,600)			(2,449)
Repurchase of treasury stock — other	(6)					(7)

BALANCE, MARCH 31, 2004	143,964	¥13,260	¥25,242	¥129,941	¥2,365	¥(50)

	Thousands of U.S. Dollars (Note 2)
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income (loss)	stock
BALANCE, MARCH 31, 2003	$127,280	$242,292	$1,261,912	$(87,215)	$(413)
Net income			27,856
Other comprehensive income				109,916
Cash dividends paid, $0.65 per 5 shares of common stock			(18,986)
Repurchase of treasury stock for retirement			(23,508)
Repurchase of treasury stock — other					(67)

BALANCE, MARCH 31, 2004	$127,280	$242,292	$1,247,274	$22,701	$(480)

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2004, 2003 and 2002

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2004	2003	2002	2004
OPERATING ACTIVITIES:
Net income	¥2,902	¥2,898	¥4,983	$27,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,081	2,971	3,533	29,574
Deferred income taxes	(3,254)	(2,756)	(620)	(31,234)
Loss on sale or disposal of property, plant and equipment	455	143	740	4,367
Impairment charges on long-lived assets	2,574	556		24,707
Gain on sale or exchange of investments	(932)	(436)	(502)	(8,946)
Impairment charges on investments	142	3,566	507	1,363
Undistributed earnings of affiliates, less dividends	(726)	(643)	(1,028)	(6,969)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(46)	3,110	1,306	(442)
(Increase) decrease in inventories	(2,124)	154	1,262	(20,388)
(Increase) decrease in other current assets	(346)	(1,365)	395	(3,321)
Increase (decrease) in notes and accounts payable	1,020	(2,236)	(2,049)	9,791
Increase in liability for termination and retirement benefits	3,212	1,672	1,400	30,831
(Decrease) increase in accrued expenses, income taxes and other current liabilities	(657)	771	(1,293)	(6,306)
Other	(100)	(547)	19	(960)

Net cash provided by operating activities	5,201	7,858	8,653	49,923

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	59,977	59,681	29,248	575,706
Payments to acquire marketable securities	(56,019)	(67,613)	(35,148)	(537,714)
Proceeds from sales of property, plant and equipment	369	1,416	115	3,542
Proceeds from sales and redemption of investments	2,130	1	65	20,445
Capital expenditures	(2,338)	(2,104)	(2,484)	(22,442)
Payments to acquire investments	(776)	(716)	(895)	(7,449)
Payments to acquire investments in affiliated companies	(1,690)	(150)		(16,222)
Increase in other assets	(325)	(354)	(313)	(3,119)

Net cash provided by (used in) investing activities	1,328	(9,839)	(9,412)	12,747

FINANCING ACTIVITIES:
Decrease in short-term bank loans	(1,595)	(1,647)	(1,018)	(15,310)
Proceeds from issuance of long-term debt	49	183	521	470
Repayments of long-term debt	(158)	(181)	(556)	(1,516)
Repurchase of treasury stock	(2,456)	(2,348)	(2,379)	(23,575)
Dividends paid on common stock	(1,978)	(2,013)	(2,040)	(18,986)

Net cash used in financing activities	(6,138)	(6,006)	(5,472)	(58,917)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(194)	(148)	416	(1,862)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥197	¥(8,135)	¥(5,815)	$1,891

(Continued)

Wacoal Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2004, 2003 and 2002

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2004	2003	2002	2004
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥197	¥(8,135)	¥(5,815)	$1,891
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	27,246	35,381	41,196	261,528

CASH AND CASH EQUIVALENTS, END OF YEAR	¥27,443	¥27,246	¥35,381	$263,419

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥114	¥154	¥231	$1,094
Income taxes	5,846	4,543	5,402	56,114
NONCASH INVESTING ACTIVITIES:
Fair value of marketable securities received in exchange for certain other marketable securities with a recorded amount of ¥60 million and ¥1,069 million in 2003 and 2002, respectively.		496	1,927

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries
Notes to Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements — Wacoal Corp. (the “Company”) and its subsidiaries are predominantly engaged in one industry, the manufacture and sale of apparel, including foundation garments, lingerie, nightwear and outerwear in Japan, the United States of America, Europe and certain Asian countries.

The accompanying consolidated financial statements, stated in Japanese yen, have been prepared on the basis of accounting principles generally accepted in the United States of America except for the omission of segment information as required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

Consolidation — The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries (collectively, the “Companies”). All significant intercompany transactions and balances are eliminated.

Certain foreign subsidiaries of the Company have a fiscal year ending December 31. The accounts of those subsidiaries are included in the Company’s consolidated financial statements based on the subsidiaries’ fiscal year.

Investments in affiliated companies where the Company’s ownership is 20% to 50% are accounted for using the equity method.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents include all time deposits and certificates of deposit (all of which are interest-bearing) with original maturities of three months or less, which can be withdrawn at face value at any time without diminution of principal.

Foreign Currency Translation — Assets and liabilities of international subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period. Translation adjustments are included in other comprehensive income (loss). Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Marketable Securities and Investments — The Companies classify their marketable debt and equity securities as available-for-sale and carry them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income (loss), a separate component of shareholders’ equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

If decline in the fair value of marketable securities is determined to be other than temporary, an impairment charge is recorded in the consolidated statements of income.

Inventories — Inventories are stated at the lower of cost or market, cost being substantially determined on the first-in, first-out method for raw materials and the average cost method for work in process and finished products.

Property, Plant and Equipment — Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed by the declining-balance method, except for buildings acquired on or after April 1, 1998, which are depreciated using the straight-line method, based upon the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings and building improvements:	5 - 50 years (Mainly 38 years)
Machinery and equipment:	5 - 20 years

Impairment of Long-Lived Assets — The carrying values of long-lived assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The Companies recorded ¥2,574 million ($24,707 thousand) and ¥556 million in impairment charges on long-lived assets for the year ended March 31, 2004 and 2003, respectively, which resulted from the impairment of primarily land and buildings related to a warehouse facility in 2004, and an apartment complex in 2003 held and operated by the Companies with a fair value of ¥1,252 million ($12,018 thousand) and ¥398 million, respectively.

In 2004, as a result of changes in business plans in which the Companies reconsidered the intended use of the land and warehouse facility, the Companies evaluated the recoverability of the assets and recognized an impairment. The fair values of the land and warehouse facility were determined by an independent appraisal. In 2003, the Companies evaluated the recoverability of the apartment complex and recognized an impairment loss, due to the significant deterioration of real estate value in Japan. The fair value of the apartment complex assets was determined by the discounted cash flow approach.

Derivatives — Derivative instruments, including certain derivative instruments embedded in other contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities as Amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Changes in the fair value of a derivative are recorded in other comprehensive income (loss) or in earnings, depending on its intended use. The Company had no outstanding derivative contracts as of March 31, 2004.

Termination and Retirement Plans — Termination and retirement benefits are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Provisions for termination and retirement benefits include those for directors and corporate auditors of the Companies.

As allowed under SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, the Companies do not recognize gain or loss on settlement of the pension obligation when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year.

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2004, 2003 and 2002 were ¥12,878 million ($123,613 thousand), ¥11,850 million and ¥10,855 million, respectively.

Revenue Recognition — The Companies recognize revenue on sales to retailers when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred resulting in transfer of title and risk of loss, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. Retail sales are recognized at the point of sale. The Companies establish allowances for estimated returns based on historical experience. As for consignment sales, the Companies recognize revenue when the products are sold to the ultimate customer.

Income Taxes — The provision for income taxes is determined under the liability method pursuant to SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined for temporary differences between the financial statements and tax bases of assets and liabilities at presently enacted tax rates. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

Provisions are made for taxes on undistributed earnings and cumulative translation adjustments of foreign subsidiaries whose earnings are not deemed to be permanently invested.

Reclassifications — Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

Recent Accounting Pronouncements

(1)	Amendment of Statement 133 on Derivative Instruments and Hedging Activities — In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 had no effect on the Companies’ consolidated financial statements.

(2)	Financial Instruments with Characteristics of both Liabilities and Equity — In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments is effective in the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no effect on the Companies’ consolidated financial statements.

(3)	Employers Disclosure about Pensions and Other Postretirement Benefits — In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers Disclosure about Pensions and Other Postretirement Benefits.” This statement revises employers’ disclosures about pension plans and other postretirement benefit plans and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. The Companies have adopted the new disclosure requirements under SFAS No. 132 (revised 2003) in the year ended March 31, 2004 (see Note 8).

(4)	Consolidation of Variable Interest Entities — In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, which replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation addresses the consolidation of variable interest entities as defined in the interpretation. The Companies adopted the provisions of FIN 46R as of March 31, 2004 and such adoption did not have a material effect on the Companies’ consolidated financial statements.

(5)	Impairment of Securities Investments — In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF Issue No. 03-01 establishes additional disclosure requirements for each category of FAS No. 115 investments in a loss position. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In accordance with the new disclosure requirements under EITF Issue No. 03-01, Note 3 has been expanded to include certain additional information regarding the Company’s investments in marketable securities.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥104.18 to $1, the buying rate for yen in New York City at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3	MARKETABLE SECURITIES AND INVESTMENTS

The fair value of marketable debt and equity securities is based on quoted market prices at March 31, 2004 and 2003. The fair values of the marketable debt and equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2004	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥22,962	¥19	¥4	¥22,977
Bank debt securities	12,781	87	5	12,863
Fund trusts	5,722	43	9	5,756
National debt securities	2,722	2	4	2,720

Total	¥44,187	¥151	¥22	¥44,316

Noncurrent:
Equity securities	¥15,457	¥13,805	¥6	¥29,256

There are no securities which have been in a continuous unrealized loss position over 12 months at March 31, 2004.

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2003	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥23,944	¥30	¥16	¥23,958
Bank debt securities	18,696	39	14	18,721
Fund trusts	2,829	17		2,846
National debt securities	2,720	5		2,725

Total	¥48,189	¥91	¥30	¥48,250

Noncurrent:
Equity securities	¥16,293	¥2,672	¥1,352	¥17,613

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2004	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	$220,407	$182	$38	$220,551
Bank debt securities	122,682	835	48	123,469
Fund trusts	54,924	413	86	55,251
National debt securities	26,128	19	38	26,109

Total	$424,141	$1,449	$210	$425,379

Noncurrent:
Equity securities	$148,368	$132,511	$58	$280,822

Future maturities of debt securities (including fund trusts) classified as available-for-sale at March 31, 2004 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Cost	Fair	Cost	Fair
Due within one year	¥24,825	¥24,850	$238,289	$238,529
Due after one year through five years	16,558	16,588	158,936	159,224
Due after five years through ten years	2,804	2,878	26,916	27,626

Total	¥44,187	¥44,316	$424,141	$425,379

Proceeds from sales of available-for-sale securities were ¥2,631 million ($25,254 thousand), ¥1,741 million and ¥12,208 million for the years ended March 31, 2004, 2003 and 2002, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥932 million ($8,946 thousand), ¥1 million and ¥6 million, respectively. The gross realized losses on the sales of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥4 million ($38 thousand), ¥53 million and ¥333 million, respectively.

The Companies exchanged certain equity securities for other securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥436 million, and ¥858 million in the years ended March 31, 2003 and 2002, respectively. No such exchanges were made in the year ended March 31, 2004.

The Companies recognize impairment charges on investments of ¥142 million ($1,363 thousand), ¥3,566 million and ¥507 million in the years ended March 31, 2004, 2003, and 2002, respectively.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2003	2002	2004
Balance at beginning of year	¥222	¥645	¥521	$2,131
Charged to costs and expenses	13	83	425	124
Balances written-off	(86)	(506)	(301)	(825)

Balance at end of year	¥149	¥222	¥645	$1,430

Information related to the Companies' allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2003	2002	2004
Balance at beginning of year	¥2,066	¥2,320	¥2,348	$19,831
Charged to costs and expenses	1,991	2,066	2,320	19,111
Balances utilized	(2,066)	(2,320)	(2,348)	(19,831)

Balance at end of year	¥1,991	¥2,066	¥2,320	$19,111

5.	INVENTORIES

Inventories at March 31, 2004 and 2003 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2003	2004
Finished products	¥21,955	¥19,960	$210,741
Work in process	2,730	2,920	26,205
Raw materials	1,375	1,466	13,198

Total	¥26,060	¥24,346	$250,144

6.	SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2004 and 2003 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2003	2004
Unsecured bank loans	¥1,339	¥1,773	$12,853
Collateralized bank loans	2,615	3,860	25,101

Total	¥3,954	¥5,633	$37,954

     The weighted average annual interest rates on short-term bank loans as of March 31, 2004 and 2003 were 1.6% and 1.8%, respectively.

     Long-term debt at March 31, 2004 and 2003 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2003	2004
Unsecured loans principally from banks and an insurance company, with interest at 0.6% to 2.1% (based on current market rates), maturing through 2008	¥317	¥352	$3,043
Other	179	316	1,718

Total	496	668	4,761
Less current portion	374	213	3,590

Long-term debt, less current portion	¥122	¥455	$1,171

     The annual maturities of long-term debt at March 31, 2004 were as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year Ending March 31:
2005	¥374	$3,590
2006	72	691
2007	25	240
2008	25	240

Total	¥496	$4,761

At March 31, 2004, assets pledged as collateral for short-term bank loans and long-term debt were property, plant and equipment with a net book value of ¥230 million ($2,208 thousand).

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

7.	LEASES

The Companies rent certain facilities and equipment under lease arrangements classified as operating leases. Future minimum rental commitments on non-cancelable operating leases are presented below:

		Thousands of
	Millions of Yen	U.S. Dollars
Year Ending March 31:
2005	¥750	$7,199
2006	686	6,585
2007	557	5,347
2008	293	2,812
2009	6	57

Total	¥2,292	$22,000

Rental expense was ¥3,174 million ($30,467 thousand), ¥2,811 million and ¥2,870 million for the years ended March 31, 2004, 2003 and 2002, respectively.

8.	TERMINATION AND RETIREMENT PLANS

Employee Retirement Plans — The Companies sponsor termination and retirement benefit plans that cover substantially all employees. Benefits are based on the employee’s years of service, position in the Companies and performance. If the termination is involuntary or caused by death, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Companies have a contributory retirement plan, several partially funded plans administered by independent trustees and several unfunded termination plans administered by the Companies. The contributory retirement plan is interrelated with the Japanese government social welfare program which consists of a substitutional portion requiring employee and employer contributions plus a corporate portion established by the Companies. Periodic pension benefit payments required under the substitutional portion are prescribed by the Japanese Ministry of Health, Labor and Welfare, commence at a certain age and continue until the death of the employee or the surviving spouse. Benefits under the corporate portion are usually paid in a lump sum at the earlier of termination or retirement, although periodic payments are available under certain conditions.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, we applied for an exemption from the obligation to pay benefits for employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the Japanese government upon approval. In January 2003, the Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. In January 2004, the Company received approval for exemption of the benefit obligation for past service related to the substitutional portion.

In January 2003, the Emerging Issue Task Force reached a final consensus on Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”).

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

The Company plans to transfer the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the EPF to the government in the year ending March 31, 2005. Accordingly, there has been no effect on the Companies’ consolidated financial statements for the year ended March 31, 2004. The Company is unable to determine the impact on the consolidated financial statements until the completion of the transfer.

The other retirement plans provide either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.

The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥2,619 million ($27,990 thousand) to its plans in the year ending March 31, 2005.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2003	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	¥55,115	¥48,431	$529,036
Service cost	1,589	2,146	15,252
Interest cost	1,302	1,355	12,498
Participants’ contributions	131	420	1,257
Actuarial (gain) loss	(1,964)	4,733	(18,852)
Plan amendments	(68)	(244)	(653)
Benefits paid from plan assets	(1,018)	(316)	(9,772)
Benefits paid by the Companies	(169)	(672)	(1,621)
Settlement paid	(300)	(738)	(2,879)

Benefit obligation at end of year	54,618	55,115	524,266

Change in Plan Assets:
Fair value of plan assets at beginning of year	29,191	31,962	280,198
Actual return (loss) on plan assets	5,466	(3,928)	52,467
Employer contributions	1,912	1,848	18,353
Participants’ contributions	131	420	1,257
Benefit payments	(1,018)	(988)	(9,772)
Settlement Payments	(169)	(123)	(1,622)

Fair value of plan assets at end of year	35,513	29,191	340,881

Funded Status:
Funded status at end of year	19,105	25,924	183,385
Unrecognized net actuarial loss	(8,616)	(18,894)	(82,703)
Unrecognized prior service benefit	1,896	2,029	18,199
Unrecognized transition amount		118

Net amount recognized	¥12,385	¥9,177	$118,881

The accumulated benefit obligation for all domestic defined benefit plans was ¥49,646 million ($476,541 thousand) and ¥49,225 million at March 31, 2004 and 2003, respectively.

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2003	2004
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit cost	¥14,188	¥20,046	$136,187
Accumulated other comprehensive loss	(1,803)	(10,869)	(17,306)

Net amount recognized	¥12,385	¥9,177	$118,881

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥50,974	¥51,400	$489,288
Accumulated benefit obligations	46,003	45,510	441,572
Fair value of plan assets	34,032	27,669	326,665

The minimum pension liability adjustment included in accumulated other comprehensive income (loss) is recorded on the consolidated balance sheet net of a deferred income tax asset of ¥741 million ($7,112 thousand) and ¥4,467 million at March 31, 2004 and 2003, respectively.

Net periodic benefit costs for the Companies’ plans consists of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2003	2002	2004
Service cost, less participants’ contributions	¥1,589	¥2,146	¥2,368	$15,252
Interest cost on projected benefit obligation	1,302	1,355	1,490	12,498
Expected return on plan assets	(642)	(808)	(939)	(6,162)
Net amortization	3,153	1,832	1,105	30,265

	¥5,402	¥4,525	¥4,024	$51,853

The Companies use a March 31 measurement date for the majority of its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligation liabilities shown above were as follows:

	2004	2003
Discount rate	2.5%	2.5%
Rate of increase in future compensation	0.4%	0.4%

The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2004	2003	2002
Discount rate	2.5%	3.0%	3.5%
Expected long-term rate of return on plan assets	2.5%	3.0%	3.5%
Rate of increase in future compensation	0.4%	0.4%	1.0%

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants).

The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data.

The asset allocation at March 31, 2004 and 2003 is as follows:

	2004	2003
Equity securities	45.3%	42.7%
Debt securities	16.4%	27.4%
Life insurance company general accounts	10.5%	15.8%
Cash and cash equivalents	27.8%	11.6%
Other		2.5%

The Companies’ investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Companies’ investments are broadly diversified, typically consisting primarily of equity and debt securities. The Companies believe these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payment.

The Companies also provide employees’ with an early retirement program. A retirement benefit of ¥167 million ($1,603 thousand) and ¥1,246 million and ¥110 million was paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2004, 2003 and 2002, respectively.

Termination Plan for Directors and Corporate Auditors — The Companies have termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in lump-sum upon termination and requires the approval of the shareholders before payment.

In accordance with EITF 88-1, the Companies record a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors resign at each balance sheet date. The liability for termination benefits for directors and corporate auditors at March 31, 2004 and 2003 was ¥606 million ($5,817 thousand) and ¥604 million, respectively.

9.	SHAREHOLDERS’ EQUITY

Japanese companies are subject to the Japanese Commercial Code (the “Code”).

The Code requires that at least 50% of the issue price of new shares is recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders’ accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company’s legal reserve amount, which is included in retained earnings, totals ¥4,162 million ($39,950 thousand) and ¥4,132 million as of March 31, 2004 and 2003, respectively.

The Code allows Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥109,209 million ($1,048,272 thousand) as of March 31, 2004, based on the amount recorded in the parent company’s general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

10.	OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of accumulated other comprehensive income (loss) are reported net of income taxes as follows:

	Millions of Yen
	2004			2003			2002
		Tax			Tax			Tax
	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount	Amount	Credit	Amount	Amount	Credit	Amount
Foreign currency translation adjustments	¥(1,686)	¥121	¥(1,565)	¥(1,374)	¥364	¥(1,010)	¥1,627	¥(146)	¥1,481
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	12,369	(4,781)	7,588	(3,527)	1,534	(1,993)	(7,430)	3,431	(3,999)
Reclassification adjustments	152	(63)	89	1,610	(662)	948	79	(33)	46

Net unrealized gain (loss)	12,521	(4,844)	7,677	(1,917)	872	(1,045)	(7,351)	3,398	(3,953)
Minimum pension liability	9,249	(3,910)	5,339	(6,461)	2,613	(3,848)	(4,224)	1,779	(2,445)

Other comprehensive income (loss)	¥20,084	¥(8,633)	¥11,451	¥(9,752)	¥3,849	¥(5,903)	¥(9,948)	¥5,031	¥(4,917)

	Thousands of U.S. Dollars
	2004
		Tax
	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount
Foreign currency translation adjustments	$(16,184)	$1,161	$(15,023)
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	118,727	(45,892)	72,835
Reclassification adjustments	1,459	(604)	855

Net unrealized gain (loss)	120,186	(46,496)	73,690
Minimum pension liability	88,780	(37,531)	51,249

Other comprehensive income (loss)	$192,782	$(82,866)	$109,916

11.	INCOME TAXES

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2004, 2003 and 2002:

	2004	2003	2002
Normal Japanese statutory rates	42.1%	42.1%	42.1%
Increase in taxes resulting from:
Permanently non-deductible expenses	9.8	5.8	3.8
Change in valuation allowance	7.6	11.7	6.0
Utilization of loss carryforwards	(8.4)	(0.1)	(3.7)
Undistributed earnings of foreign subsidiaries	(2.7)	4.1	1.1
Additional tax charges	16.8
Differences in subsidiaries’ tax rate	(3.1)	(9.4)	(2.4)
Tax exemption	(5.1)	(1.4)	(0.9)
Other — net	(1.4)	1.2	3.7

Effective tax rates	55.6%	54.0%	49.7%

Under the provisions of SFAS No. 109, the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates in effect. During the year ended March 31, 2003, the normal statutory tax rate was decreased from 42.1% to 41.1% effective April 1, 2004. The provision for income taxes for the year ended March 31, 2003 includes a ¥61 million charge to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

In the year ended March 31, 2004, the Companies were assessed with additional income taxes plus interest of ¥760 million ($7,295 thousand) as a result of an income tax audit for the fiscal years ended March 31, 1998 through 2003 conducted by the Japanese tax authorities.

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2004 and 2003 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2004		2003		2004
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Sales returns	¥754		¥798		$7,237
Inventory valuation	1,244		751		11,941
Accrued bonuses	1,499		1,413		14,389
Intercompany profits	191		133		1,833
Valuation loss on investments	794		1,407		7,621
Gain on sales of property, plant and equipment		¥1,631		¥1,711		$15,656
Undistributed earnings of foreign subsidiaries		1,890		2,015		18,142
Net unrealized gain on securities		5,670		579		54,425
Net realized gain on exchange of equity securities		2,015		2,126		19,342
Capitalized supplies	390		388		3,744
Enterprise taxes	225		250		2,160
Accrued vacation	922		1,005		8,850
Pension expense	5,170		7,355		49,626
Tax loss carryforwards	1,486		1,317		14,264
Fixed assets	1,642		288		15,761
Other temporary differences	1,342	514	799	44	12,881	4,933

Total	15,659	11,720	15,904	6,475	150,307	112,498
Valuation allowance	(1,185)		(1,199)		(11,374)

Total	¥14,474	¥11,720	¥14,705	¥6,475	$138,933	$112,498

The valuation allowance decreased by ¥14 million ($134 thousand) and ¥324 million for the years ended March 31, 2004 and 2002, respectively, and increased by ¥592 million for the year ended March 31, 2003.

At March 31, 2004, certain subsidiaries had loss carryforwards amounting to ¥3,068 million ($29,449 thousand) for tax reporting purposes, which are available to offset future taxable income of such subsidiaries. The available loss carryforwards expire in various amounts through 2008. In addition, the Company’s subsidiary in France had loss carryforwards of ¥678 million ($6,508 thousand) which are available indefinitely until utilized.

12.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT

The Company accounts for its earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Fully diluted income per share is not computed as there are no common stock equivalents.

The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted average number of common shares outstanding. The average number of common shares outstanding used in the computations was 146,226,674 shares for 2004, 148,772,325 shares for 2003 and 149,985,724 shares for 2002.

13.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents and short term bank loans approximates fair value because of the short maturities of these instruments. The fair values of current and noncurrent marketable securities, as presented in Note 3, are primarily estimated based on quoted market prices for these securities. The difference between the fair value of marketable securities in Note 3 and the corresponding amount for non-current investments in the consolidated balance sheets represents investments in certain non-publicly traded securities for which fair values are not reasonably determinable.

The fair value of long-term debt at March 31, 2004 and 2003 is ¥498 million ($4,780 thousand) and ¥674 million, respectively. These fair values are based on comparisons of instruments with similar terms and maturities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores. The Company’s management believes that no concentration of credit risk existed at March 31, 2004.

14.	SUBSEQUENT EVENTS

The Board of Directors of the Company proposed for approval at the shareholders’ meeting held on June 29, 2004 the payment of a cash dividend of ¥75 ($0.72) per 5 shares of common stock to holders of record as of March 31, 2004 for the year then ended (aggregate amount of ¥2,159 million ($20,724 thousand)).

* * * * * *

SIGNATURES

     Wacoal Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL CORP.
(Registrant)
	By	/s/ Ikuo Otani Ikuo Otani Corporate Officer Director of Finance, Corporate Planning
Date: August 23, 2004