Form 20-F
period 2005-03-31
WACOAL CORP
filed 2005-07-08
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                                                        TO                                                        .

Commission file number 0-11743

KABUSHIKI KAISHA WACOAL

(Exact name of Registrant as specified in its charter)

WACOAL CORP.

(Translation of Registrant’s name into English)

Japan
(Jurisdiction of incorporation or organization)

29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan
(Address of principal executive offices)

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

     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to our development and sale of products, the expansion and operation of our own SPA specialty retail store network, our sales activities through the catalog and Internet channels, continued development of overseas sales operations, developments in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.

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

CERTAIN REFERENCES

     As used in this annual report, unless the context otherwise requires, the “Company” refers to Wacoal Corp., and “we,” “us,” “our” and similar terms refer to Wacoal Corp. and its consolidated subsidiaries.

     The Company’s fiscal year end is March 31. In this annual report, “fiscal year 2005” refers to the Company’s fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

CURRENCIES AND EXCHANGE RATES

     We publish our financial statements in Yen. In this annual report, references to “U.S. dollars” or “$” are to the currency of the United States and references to “Yen” or “¥” are to the currency of Japan.

     Solely for your convenience, certain Yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the Yen amounts actually represent these U.S. dollar amounts or were or could be converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥112.07 to $1.00 on July 6, 2005.

PART I

     ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

     ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

     A. Selected Financial Data.

     The following selected historical consolidated financial data of Wacoal have been derived from the audited Consolidated Financial Statements of Wacoal as of and for the fiscal years ended March 31, 2005, 2004, 2003, 2002 and 2001. The selected consolidated income statement data for the fiscal years ended March 31, 2005, 2004 and 2003, and the selected consolidated balance sheet data as of March 31, 2005 and 2004, are derived from the audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this Form 20-F. In addition, the following table presents selected consolidated income statement data for the fiscal years ended March 31, 2002 and 2001, and selected consolidated balance sheet data as of March 31, 2003, 2002 and 2001, derived from Wacoal’s audited Consolidated Financial Statements not included in this Form 20-F.

	(Yen in millions and U.S. Dollars in thousands, unless otherwise indicated)
	Year ended/as of March 31,
	2005		2004	2003	2002	2001
Net sales	¥160,968	$1,501,287	¥163,155	¥163,709	¥162,829	¥162,023
Operating income	11,766	109,737	3,016	7,264	7,186	9,624
Net income	6,790	63,328	2,902	2,898	4,983	10,889
Working capital[1]	85,330	795,840	89,951	90,910	90,295	88,059
Total assets	226,196	2,109,644	224,803	218,105	223,985	232,262
Capital stock	13,260	123,671	13,260	13,260	13,260	13,260
Shareholders’ equity	175,746	1,639,116	170,758	160,839	168,205	172,558
Long-term debt (including capital leases)	99	923	122	455	463	204
Per American Depositary Share (5 shares of common stock):
Net income (basic and fully diluted)	236	2.20	99	97	166	356
Cash dividends declared:
Japanese Yen	100	—	75	68	68	83
U.S. dollars	—	0.93	0.72	0.58	0.51	0.66
Weighted average number of shares of common stock outstanding (thousands)	143,956	143,956	146,227	148,772	149,986	152,993

1.	“Working capital” means the amount of “total current assets” less “total current liabilities”.

     We publish our financial statements in Yen. The following table sets forth information regarding the noon buying rates for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Yen per $1.00 during the periods shown. The noon buying rate was ¥112.07 to $1.00 on July 6, 2005.

	Year ended March 31,
Yen exchange rates per U.S. dollar[1]	2005	2004	2003	2002	2001
Period End[2]	107.22	104.18	118.07	132.70	125.54
Average rate during period[3]	107.28	112.75	121.10	125.13	110.61
Highest rate during period	114.30	120.55	133.40	134.77	125.54
Lowest rate during period	102.26	104.18	115.71	116.55	104.19

	Highest Rate	Lowest Rate
Yen exchange rates per U.S. dollar	During Period	During Period
February 2005	105.84	103.70
March 2005	107.49	103.87
April 2005	108.67	104.64
May 2005	108.17	104.41
June 2005	110.91	106.64
July 2005 (through July 6)	112.07	111.61

1.	All figures have been derived from figures released through the web site of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

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

Continued weak consumer spending in Japan would hurt our business

     During fiscal year 2005, the Japanese market accounted for approximately 89% of our sales, and we expect that sales in Japan will account for approximately an equivalent proportion of our sales in fiscal year 2006. We believe that the general level of consumer spending in Japan has a significant impact on our sales and profitability. Accordingly, we believe that the generally weak consumer spending in Japan in recent years – including spending in our core women’s intimate apparel market – has limited our ability to increase our sales and profitability. We do not expect that consumer spending in Japan will materially increase in the foreseeable future, particularly at general retailers. If consumer spending in Japan does not increase, it will be difficult for us to increase our sales and profitability.

Continued difficulties faced by department stores and other general retailers in Japan would hurt our business

     In fiscal year 2005, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan. Although we are attempting to increase our sales made through our own SPA specialty retail stores, our catalog business and our Internet operations, we expect that the large majority of our total sales will continue to be made through department stores and other general retailers in Japan for the foreseeable future.

     In recent years, many general retailers in Japan have experienced business difficulties for a variety of reasons, including weak consumer spending, competition from convenience stores, catalog and Internet retailers and other sources, and high debt levels. A large number of prominent Japanese general retailers have suffered significant declines in sales and profitability, and some of these companies have become insolvent. Although a number of general retailers have announced restructuring plans and other efforts to improve their profitability and performance, the outlook for the sector remains uncertain, and poor performance in the sector could persist.

     Continued weakness in the general merchandise retail sector in Japan could cause our business and financial performance and condition to materially suffer for a number of reasons. For example, it will be difficult for us to increase our sales if the performance of our general retail customers does not improve, because we make most of our sales through these customers. The failure of one or more of our important general retail customers could materially harm our business, due to the immediate loss of sales formerly represented by a failed retailer and our potential inability to collect some or all of our outstanding accounts receivable from that retailer. In addition, increased consolidation in the Japanese general retail sector may allow our customers to increase their bargaining power in negotiating pricing and other terms of trade with us, which could hurt our business and performance.

Our success depends on our ability to effectively anticipate and respond to consumer tastes and preferences

     Our success depends in part on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. Customer tastes and fashion trends change rapidly and are difficult to predict. If we are unable to successfully anticipate or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will suffer and we may be faced with significant amounts of unsold inventory. In response, we may be forced to reduce our product prices, increase our marketing promotions or take other steps, which could have a material adverse effect on our business. Our brand image may also suffer if merchandise misjudgments and other missteps cause consumers to believe that we are not able to offer attractive fashions and top-quality products.

We may not be able to increase sales of our products designed for younger women and mature women

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

We are subject to inventory risks that could negatively impact our operating results

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

     We review our inventories on a regular basis for their salability and for indications of obsolescence to determine if a write down to market value is necessary. The revaluation of inventories is based on the age of inventories, likelihood of obsolescence, actual product movements, changes in market demand, and other factors. For example, due largely to weaker than expected sales of certain of our campaign items, we recorded a ¥3,500 million expense in fiscal year 2005 for inventory markdowns, which represented a 7% increase in this expense over the previous year. Such markdowns may continue to have an adverse impact on our earnings, depending on the extent of the markdowns and the amount of inventory affected.

Improvement in our profitability will depend in large part on our ability to reduce costs

     Due to anticipated continued weakness in consumer spending in Japan and other factors, we believe that it will be difficult for us to materially increase our product sales in the near term. This means that we will likely need to reduce our costs in order to increase our profitability.

     In recent years we have taken certain steps intended to reduce our costs, and we expect to continue these efforts. For example, to improve the efficiency of our product distribution system, we have reduced the number of our distribution centers from 18 in 1998 to 8 as of March 31, 2005. We intend to further consolidate our distribution capability during the current fiscal year, by closing 4 more distribution centers and opening a larger and more modern center located in the Kansai region of Japan. In addition, we are seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. We have also expanded our early retirement program and have taken other steps to reduce our labor costs in Japan.

     However, we cannot assure you that we will be successful in materially reducing our costs, or that any cost reductions that we achieve will be large enough to compensate for difficulties that we may face in increasing our sales. For instance, most of our intimate apparel products are aimed at the higher end of the market, and require high quality fabric which often must be custom made to our specifications. Although in fiscal year 2005 we produced 21.6% of our products on a unit basis in China, Vietnam and other lower-cost countries, there is a shortage of fabric suppliers in these countries who can meet our requirements for high quality fabric, and we expect this shortage to continue. Also, workforce restructuring and similar measures may require us to obtain the support of labor unions and other constituencies and to make severance payments and incur other costs, which may harm our financial performance. For example, we incurred expenses from our expanded early retirement program of ¥167 million and ¥718 million in the fiscal years ended March 31, 2004 and 2005, respectively.

Our SPA specialty retail store network may not be successful

     As of March 31, 2005 we had a total of 70 SPA specialty retail stores, including 2 factory outlet stores. Our target is to expand our SPA store network to approximately 100 stores by March 2006. Through our SPA specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and may be less likely to shop for intimate apparel in the general retail stores that carry our products.

     However, there are many risks that we must address in order for our SPA specialty retail stores to succeed. We cannot assure you that we can successfully resolve these risks, especially in light of our limited experience in operating our own stores. For example, our SPA specialty retail store strategy depends in large part on our ability to find attractive store locations that will provide sufficient customer traffic to drive sales. We must compete for good store locations with other retailers pursuing similar strategies. We may not be able to open new stores with capital investment, leasing and other costs that will allow us to earn a reasonable return. We must effectively recruit personnel, control inventory, market our stores and new product lines and otherwise operate our stores successfully. We are developing and marketing distinct lines of intimate apparel for our SPA specialty retail stores under brands that do not feature the Wacoal name, in order to reach the targeted customers for our stores and avoid competition with our general retail customers who carry our Wacoal brand apparel. This strategy carries risks, including the risk that our new apparel lines may not meet the fashion, function and other needs of our targeted customers. Also, we opened our first SPA store in 2002 – this limited period of operational history makes it difficult for us to evaluate the performance of our SPA stores to date, and to estimate whether we will achieve success in the future.

We may experience difficulties in successfully increasing our catalog and Internet sales

     We believe that our catalog and Internet sales will be increasingly important in achieving sales growth, and we are seeking to strengthen our capabilities in these channels. However, we face challenges in our catalog and Internet sales strategies. Our sales through these channels currently represent a small share of our overall sales. We face intense competition in our catalog and Internet business, and many of our competitors have more experience and have devoted more resources to these channels than we have. Additionally, our profit margins on catalog and Internet sales are typically lower than our margins on our products sold through our core general retailer channel, and thus even higher sales volume through the catalog and Internet channels may not adequately replace sales through our core channels. We cannot assure you that we can successfully increase our catalog and Internet sales sufficiently to compensate for continued flat or declining sales through our core general retailer channel, or to counter any problems we may face in executing our SPA specialty retail store strategy.

Our business is highly competitive

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

     Additionally, we continue to be challenged by the emergence of new and competitive retail concepts in the Japanese intimate apparel industry, which target customers through catalog marketing, e-commerce and other means. Increased competition could result in price reductions, increased marketing expenditures and loss of sales volume and market share, all of which could have a material adverse effect on our financial condition and results of operations.

Our business is affected by seasonality

     Our business performance and results are affected by seasonality. We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter seasons of each year. Our business success depends in large part on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and often before new fashion trends are confirmed by consumer purchases.

     Changes in seasonal weather patterns may affect our sales. For example, during fiscal year 2005, Japan experienced unseasonably warm weather in the fall and winter, which adversely affected our sales of campaign products for those seasons.

We may face increasing risks relating to conducting business internationally

     In fiscal year 2005, approximately 89% of our sales were made in Japan, and we source and manufacture most of our apparel in Japan. However, we anticipate that over time, an increasing portion of our apparel will be produced outside of Japan to take advantage of lower costs available in countries such as China. Also, we are trying to expand our product sales in overseas markets, including the U.S., Europe and China. These initiatives and trends may cause us to become increasingly subject to various risks relating to conducting business abroad, including:

•	political and economic instability in countries where we source, manufacture or sell our products;

•	unexpected legal or regulatory changes;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property;

•	difficulties in collecting accounts receivable because of distance and different legal rules; and

•	public health or similar problems (for example, the avian flu outbreaks in Asia and other parts of the world) in our important overseas markets or sourcing/production centers.

Our dependency on outside suppliers creates business risks for our company

     We obtain fabric and other materials for our products from a variety of outside suppliers, most of which are located in Japan. Our reliance on outside suppliers exposes us to certain business risks. For example, if key materials for our products are not available or if there are disruptions in supply, we may not be able to manufacture and deliver our products to our customers in a timely manner. This risk to our company may increase in the future, as an increasing number of our suppliers are shifting their operations from Japan to lower-cost countries such as China. Although we generally maintain alternate sources of supply, we rely on a small number of suppliers for certain key materials for our products – we may have particular trouble if any of these key suppliers suffer insolvency or other business problems, or otherwise stop doing business with us. If the cost of our supplies increase and we are not able to pass on these cost increases to our customers, our margins and profitability will suffer.

We face risks in our business relating to intellectual property rights

     We are subject to certain risks in our business relating to intellectual property rights. In particular, we believe that our brands and related trademarks are important to our ability to create and sustain demand for our products, and to the value of our business. We may encounter trademark and related disputes in the future, and our actions to establish and protect our trademarks and other proprietary rights may not be adequate to prevent imitation of our products or the infringement of our trademarks and proprietary rights by others, which could materially harm our business. Additionally, other parties have, and may in the future, assert that we have infringed their intellectual property rights. We cannot predict whether any such assertions or related claims will substantially harm our business and results of operations.

We must comply with laws and regulations regarding privacy and the protection of customer information

     We must comply with laws and regulations regarding privacy and the protection of customer information in the jurisdictions where we conduct our business and operations. These laws and regulations change from time to time, and are not consistent across jurisdictions. Violations of these requirements could arise in a number of ways, including problems with our information systems and inadvertent or intentional disclosures of information by our employees. Any failure by us to comply with these laws and regulations could result in proceedings against us by governmental entities or others, which could potentially have an adverse effect on our business, results of operations and financial condition. Complying with varying privacy requirements could cause us to incur substantial costs and force us to change our business practices. Also, any failure by us to properly protect our customers’ privacy and data could cause customers to lose confidence in our business and products, which may adversely affect us.

Our holdings of equity securities expose us to risks

     We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities could have an adverse impact on our financial results in the relevant reporting period. In particular, negative performance in the Japanese equity securities markets could adversely impact the value of our equity securities holdings. For example, in fiscal years ended March 31, 2004 and 2005, we recognized valuation losses on our equity securities holdings of ¥142 million and ¥618 million, respectively.

We may be adversely affected by our employee benefit obligations

     We maintain a number of retirement and other benefit plans for a substantial portion of our employees. Some of our plans obligate us to provide certain defined levels of benefits in the future in accordance with the terms of the applicable plans. Regarding these employee benefit obligations and the related plan assets, we fund and accrue the cost of employee benefits to a level that we believe is sufficient based on conservative accounting policies. However, if returns from investment assets decrease due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our financial results and condition.

We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs

     We believe that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2005, or for the current or any future taxable years. Such characterization could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs. For example, if we are a PFIC, U.S. holders of our stock or ADSs would be subject to increased tax liabilities under U.S. tax laws and regulations and burdensome reporting requirements.

     The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if, after applying certain look-through rules, either 50 percent or more of the gross value of our assets, based on annual quarterly averages, are passive assets, or 75 percent or more of our annual gross income is passive income. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets. In addition, if our acquisitions of active business assets, capital expenditures and certain other uses of cash do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not be classified as a PFIC for the taxable year ended March 31, 2005, or for the current or any future taxable year. See “Item 10.E. Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Companies”.

Yen-dollar fluctuations could cause the market price of the ADSs to decline and reduce dividend amounts payable to ADS holders as expressed in U.S. dollars

     Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the U.S. dollar equivalent of the Japanese yen price of the shares on the Tokyo Stock Exchange and, as a result, are likely to affect the market price of the ADSs. If we declare cash dividends, dividends on the shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars. Therefore, exchange rate fluctuations will also affect the dividend amounts payable to ADS holders following conversion into U.S. dollars of dividends paid in Japanese yen on the shares represented by the ADSs.

As a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights

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

There are restrictions on the withdrawal of shares from our depositary receipt facility

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

ITEM 4. Information on Wacoal.

     A. History and Development of Wacoal.

     Wacoal Corp. is a joint stock corporation that was incorporated under the Commercial Code of Japan in 1949 with the name Wako Shoji Kabushiki Kaisha. Our name was changed to Wacoal Kabushiki Kaisha in 1957 and further changed to Kabushiki Kaisha Wacoal (or Wacoal Corp.) in 1964. Our corporate headquarters are located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan. Our telephone number is 81-75-682-5111.

     We conduct our business and operations principally in Japan. In addition, since our incorporation, we have established a number of overseas subsidiaries and joint venture companies, including in the U.S., China, France, the U.K., and several countries in Southeast Asia. These subsidiaries and joint venture companies are described in Item 4.B. (Business Overview), and elsewhere in this annual report.

     In May 2005 we announced our plan to spin off all of Wacoal Corp.’s operations into a new wholly-owned subsidiary, as part of our transition to a holding company structure. Wacoal Corp.’s name will be changed to “Wacoal Holding Corp.”, and the new subsidiary’s name will be “Wacoal Corp.” The plan was approved by our shareholders on June 29, 2005, and will become effective on October 1, 2005.

     We believe that the holding company structure will help us to more effectively make strategic and other management decisions and allocate resources more efficiently, and will help our operating companies to actively execute their business plans with clearer responsibility and authority. We also believe that the holding company structure will be a more efficient structure for carrying out any future changes to our corporate structure, including any future M&A transactions.

     The following diagram shows our corporate organization after we have implemented our new holding company structure. Unless otherwise indicated, Wacoal Holdings Corp. will own 100% of the voting securities of the first-tier subsidiaries included in the diagram below and Wacoal Corp. will hold 100% of the voting securities of all other domestic and overseas subsidiaries and affiliates, with the exception of Wacoal Hong Kong, of which it will hold 80%, and Philippine Wacoal, of which it will hold 67%.

     For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.B.

     We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.

     B. Business Overview.

     Overview

     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies’ briefs) accounted for approximately 71.4% of our consolidated net sales for fiscal year 2005. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects, and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.

     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal year 2005, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan.

     In the U.S. market, our subsidiary, Wacoal America, Inc., is engaged in sales of foundation garments and lingerie, using the Wacoal brand, the Donna Karan Intimates (DKI) brand and the DKNY brand. Wacoal America, Inc. operates from one facility in New Jersey and one facility in New York, and employs approximately 300 people. One of our subsidiaries, Wacoal Dominicana Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products mostly to retailers in the U.S.

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

     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We also hold a minority ownership interest in a joint venture company, Shanghai Yadie Fashion Co., Ltd., which serves as a production base for our foundation garments, all of which are shipped to Wacoal in Japan. In October 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in China as a wholly-owned subsidiary. We are using this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market. We have also expanded our operations in China through our new Dalian production facility, which we opened in September 2004.

     Vietnam Wacoal Corp., which we established in Vietnam as a part of the expansion of our overseas manufacturing bases, commenced operations in April 1998. We also market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.

     The following table sets forth information with respect to our total sales by category of products during the fiscal years ended March 31, 2005, 2004 and 2003:

Total Sales (and Percentage) by Product Category
(Yen in millions)

	Year ended March 31,
	2005		2004		2003
Innerwear
Foundation Garments and Lingerie	¥114,895	$1,071,582	¥115,674	70.9%	¥116,741	71.3%
Nightwear	10,746	100,224	11,823	7.2	12,710	7.8
Children’s Underwear	2,317	21,610	2,583	1.6	2,515	1.5

Total Innerwear	127,958	1,193,415	130,080	79.7	131,966	80.6
Outerwear and Sportswear	9,628	89,797	10,409	6.4	9,440	5.8
Hosiery	2,398	22,365	1,798	1.1	1,672	1.0
Textile Products	5,250	48,965	4,658	2.9	4,299	2.6
Other	15,734	146,745	16,210	9.9	16,332	10.0

Total	¥160,968	$1,501,287	¥163,155	100.0%	¥163,709	100.0%

     The following table sets forth information with respect to our total sales by region during the fiscal years ended March 31, 2005, 2004, and 2003:

Total Sales (and Percentage) by Region
(Yen in millions)

	Year ended March 31,
	2005		2004		2003
Japan	142,993	89%	¥144,896	89%	¥145,155	89%
United States and Europe	12,799	8%	13,302	8	13,568	8
Asia (excluding Japan)	5,176	3%	4,957	3	4,986	3

Total	160,968	100%	¥163,155	100%	¥163,709	100%

     Operations

     Principal Products

     Our principal product categories are innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear); outerwear and sportswear; hosiery; textile products; and other products.

     Foundation garments and lingerie

     Our foundation garments include brassieres, girdles and bodysuits (a one-piece combination brassiere and girdle). Most of these products are available in a variety of colors, with variations in lace, trim and detailing. Lingerie, consisting mainly of slips, bra-slips (a combination bra and slip), ladies’ briefs, undershirts and shorts, is produced in a variety of fashion styles. We market our foundation garments under a number of separate product lines, which are targeted at specific groups of consumers based on style, pricing and other factors.

     We launch product campaigns for our core Wacoal brand and our Wing brand foundation garments and lingerie for the spring, summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns.

     Our Wacoal brand product campaigns for spring 2004 and for fall/winter 2004/2005 featured our Kanjiru bra and our Shakitto bra. The Kanjiru bra is designed for comfort, featuring wiring placed on the outside of the bra and a flatter side and back. The Shakitto bra is designed to correct posture and support the bone structure of the chest based on a new skeletal support concept developed at our state-of-the-art Human Science Research Center.

     Our Wacoal brand product campaign for summer 2004 featured our T-shirt bra NAMI-NAMI. Our NAMI-NAMI bras have several features that make them well-suited for the summer season, including a “wave” fabric edge that enhances fit and helps make the lines of the bra less visible through outer garments.

     We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include our Natural Up Bra and Natural Fit Bra for spring 2004, our Natsu bra for summer 2004 and our Arrange Bra for fall/winter 2004/2005.

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

     SPA Specialty Retail Stores. As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores, which we describe as “SPA” (special retailer of private label apparel) stores. We began developing our SPA specialty retail stores in 2001, and we had 70 stores in our SPA network as of March 31, 2005, including 2 factory outlet stores. Our target is to build a network of approximately 100 SPA stores by March 2006.

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

     We opened two factory outlet stores during fiscal year 2005, and two additional factory outlet stores in April 2005. We believe that our factory outlet stores will provide us with a new sales channel for discounted merchandise, and an additional opportunity for direct consumer contact and brand promotion.

     Mail-order Catalog Business and Internet Sales. We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products.

     Our catalog sales were ¥6,800 million yen during fiscal year 2005. Our main catalog is LOVE BODY, which targets women 40 and over and focuses on outerwear as well as selected innerwear items. Our SACHET catalog targets women in their 30s and also focuses on outerwear and selected innerwear items. Our wannabe catalog targets women between 18 and 30 and focuses primarily on innerwear. In April 2005, we introduced our Wacoal SPORTS catalog, which is focused primarily on women’s sportswear, including our CW-X conditioning wear line.

     We are also seeking to expand our sales through the Internet, as an alternate sales channel for selected products. Our Internet shopping site (www.e-shop.wacoal.co.jp) currently targets younger women and focuses primarily on innerwear, including items sold under our une nana cool brand.

     Nightwear

     We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women; our fashionable Grandér line targeted to mature women; and our comfortable Be At Ease line for sleeping and other relaxing activities in the home. Our nightwear products are primarily sold through department stores and chain stores.

     Children’s underwear

     Our children’s underwear products include undergarments for teenage women, children’s sleepwear and other targeted garment offerings. Our children wear is also primarily sold through department stores, although there has been a shift of sales of children’s underwear in recent years away from general department stores and toward other stores that specialize in goods for children and infants.

     Outerwear and sportswear

     Our outerwear and sportswear product line principally consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters; and active wear, featuring our Wellness products. In fiscal year 2005, we consolidated our women’s outerwear business by closing our Point Up subsidiary and its operations, which had been unprofitable in recent years. We are continuing to market women’s outerwear products through our catalog operations.

     Our active wear business has achieved significant growth in recent years, led by our Wellness products. The focus of our Wellness product line is our CW-X conditioning wear line, which had revenues of approximately ¥2,362 million during fiscal year 2005 (an increase of 22% over fiscal year 2004). Other Wellness offerings include our Nul brand sportswear for jogging and lifestyle activities. We believe that we can further develop our Wellness product line by leveraging our strong brand awareness and our experience and expertise in fashion and human science gained through our core intimate apparel business. As part of these efforts, we are expanding our retail network for our Wellness line in the United States (including major sports shops) through our U.S. subsidiary Wacoal Sports Science Corp.

     Hosiery

     Our hosiery products include pantyhose, tights, knee-highs and anklets offered in various sizes and colors, with different denier and yarn combinations. We currently offer a variety of hosiery products under several different labels, including our Carlson, CV and Venus Return brands. To extend our hosiery product line and reach new customers, in spring 2004 we launched “Wacoal Panty Stocking,” a collaborative product with Seven-Eleven Japan, Co., Ltd.

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

     Japan

     In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores and other general retailers, and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal year 2005. No single Wacoal customer constitutes 10% or more of our total sales, although our general retail customers affiliated with the Aeon Group collectively accounted for approximately 12.8% of our total sales in fiscal year 2005.

     We also market our products in Japan by catalog mail order, direct sales, through the Internet, and through our SPA specialty retail stores. As discussed above, we intend to expand our SPA store network over time, with the target of having approximately 100 stores by March 2006.

     United States

     In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. These products are sold under our Wacoal brand, and under the Donna Karan Intimates (DKI) brand and the DKNY brand pursuant to licensing arrangements. We sell products in the U.S. market principally at high-end and other department stores. Wacoal America operates from one facility located in New Jersey and one facility located in New York, and has approximately 300 employees. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships these products to Wacoal America, which distributes the products principally to retailers in the U.S.

     In August 2002, we established Wacoal Sports Science Corp. in the United States as a wholly-owned subsidiary of Wacoal International Corp. for the purpose of expanding our CW-X sportswear line globally.

     China

     In China, we produce innerwear and other garments for sale in Japan and China. Our marketing strategy in China is currently focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels, and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. We believe that this strategy will help us to achieve profitable sales growth in China over time, as the spending power and sophistication of Chinese shoppers increases together with continued economic growth.

     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We have also expanded our operations in China through our new Dalian production facility, which we opened in September 2004. We intend to use our Wacoal (Shanghai) Human Science R&D Co., Ltd. subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.

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

     Other Asia

     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.

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

     Seasonality

     Our business performance and results are affected by seasonality. We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter seasons of each year for our Wacoal and Wing brands. Our business success depends in large part on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by consumer purchases.

     Changes in seasonal weather patterns and extreme weather events may adversely affect our sales. For example, during fiscal year 2005, Japan experienced unseasonably warm weather in the fall and winter, as well as a higher than average number of intense hurricanes, which adversely affected our sales of campaign products for those seasons.

     Production and Sources of Supply

     We produce our apparel products directly at the Wacoal Corp. parent level, through our subsidiaries in Japan, China, Vietnam and the Dominican Republic, and through our joint venture companies in South Korea, Thailand, Taiwan, and Indonesia. Our apparel products are also produced on a third party basis through subcontractors in Japan. All of these products are produced according to our specifications, using materials that we supply.

     We work with our joint venture companies and subcontractors to help them produce products that meet our specifications. For example, we supply them with cutting patterns and with sewing machine attachments. We also provide certain of these entities with debt and equity financing for working capital and other purposes (including for the purchase of our sewing machines and other equipment), although such financing is not material to us.

     The principal raw materials that we use in our apparel business include nylon and other synthetic fabrics, lace, stretch fabrics, cotton fabrics, fasteners, tape and threads. These materials are obtained from over 300 sources, most of them within Japan. In fiscal year 2005, we obtained approximately 26% of our raw materials on a cost basis from five suppliers, with the largest supplier representing approximately 7% of our raw material costs.

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

     C. Organizational Structure.

     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary:

	Jurisdiction of	Wacoal Equity Owned
Principal Subsidiaries	Incorporation	(%)

Studio Five Corp.	Japan	100
Tokai Wacoal Sewing Corp.	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Fukushima Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	90
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	53
Nanasai Co., Ltd.	Japan	67
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	The Philippines	67

     In May 2005 we announced our plan to spin off all of Wacoal Corp.’s operations into a new wholly-owned subsidiary, as part of our transition to a holding company structure. The plan was approved by our shareholders on June 29, 2005, and will become effective on October 1, 2005.

     We believe that the holding company structure will help us to more effectively make strategic and other management decisions and allocate resources more efficiently, and will help our operating companies to actively execute their business plans with clearer responsibility and authority. We also believe that the holding company structure will be a more efficient structure for carrying out any future changes to our corporate structure, including any future M&A transactions.

     Please see Item 4.A. for a diagram that shows our corporate organization after we have implemented our new holding company structure.

     D. Property, Plants and Equipment.

     The principal facilities that we currently use in our business are as follows:

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales, and Administration
Kyoto distribution center	Kyoto, Japan	231	Quality Control and Distribution
Kyoto South distribution center	Kyoto, Japan	88	Distribution
Manufacturing plants:
Tokai Wacoal Sewing Corporation	Shizuoka, Japan	22	Foundation Garments
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	30	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	38	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	30	Foundation Garments
Fukushima Wacoal Sewing Corporation	Fukushima, Japan	31	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	289	Lingerie
121[2] SPA specialty retail stores and other select shops	Tokyo, Osaka,	115	Retail sales
	Kanagawa, and other
	locations in Japan
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments
Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	92	Foundation Garments
Wacoal China Co., Ltd.	Beijing, China	84	Foundation Garments
Guangdong Wacoal Inc.	Guangzhou, China	40	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	72	Foundation Garments
Sales offices with warehouse facilities	Tokyo, Japan (4 offices)	205	Sales
	Sapporo, Japan	35	Sales
	Osaka, Japan	123	Sales
	(1 office)
	Kyoto, Japan	337	Sales
	(2 offices)
	Nagoya, Japan	93	Sales
	Fukuoka, Japan	54	Sales
Wacoal America Inc.	New Jersey and New York, U.S.	200	Management and Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
Nanasai Co., Ltd.	Kyoto, Japan	215	Mannequins, Sales Equipment

1.	Of the foregoing facilities, our total owned space is 2,946,483 square feet and our total leased space is 381,953 square feet.

2.	As of June 30, 2005.

     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) our sales office in Tokyo (65,176 square feet), (ii) our office and warehouse facility for Nanasai (100,052 square feet), (iii) our sewing factory for Torica (6,584 square feet), (iv) our management and sales facility for Wacoal America (69,096 square feet) and (v) our 70 SPA specialty retail stores as of March 31, 2005 (total of 115,267 square feet for all stores). The two offices of Nanasai Co., Ltd., consisting of 26,036 square feet, have been mortgaged as collateral for our bank loans in the amount of ¥2,215 million.

     As discussed earlier in this report, we intend to increase the number of our SPA specialty retail stores, with the target of having approximately 100 stores by March 2006. In general, we intend to lease the space for these stores, although we will incur capital expenses in improving the interiors of the stores to our specifications.

     We spent approximately ¥419 million during fiscal year 2005 for expansion of our SPA specialty retail store network. For additional information on our capital expenditures during the fiscal years ended March 31, 2005, 2004, and 2003, see “Item 5.B. Liquidity and Capital Resources – Capital Expenditures”. We expect to spend approximately ¥600 million for further expansion of the SPA network in fiscal year 2006. We have no plans to materially expand or improve our facilities beyond the existing level, apart from our plans to expand our SPA specialty retail store network as described above and to complete our new distribution center in the Kansai region of Japan, for which we anticipate spending approximately ¥3.7 billion in fiscal 2006. We expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.

     We have no material tangible fixed assets other than those discussed above.

ITEM 5. Operating and Financial Review and Prospects.

     Overview

     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies’ briefs) accounted for approximately 71.4% of our consolidated net sales for fiscal year 2005. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.

     Revenues

     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear); outerwear and sportswear; hosiery, textile products; and other products.

     The following table sets forth information with respect to our total sales by category of products for the fiscal years ended March 31, 2005, 2004, and 2003:

Total Sales (and Percentage) by Product Category
(Yen in millions)

	Year ended March 31,
	2005		2004		2003
Innerwear
Foundation Garments and Lingerie	¥114,895	$1,071,582	¥115,674	70.9%	¥116,741	71.3%
Nightwear	10,746	100,224	11,823	7.2	12,710	7.8
Children’s Underwear	2,317	21,610	2,583	1.6	2,515	1.5

Total Innerwear	127,958	1,193,415	130,080	79.7	131,966	80.6
Outerwear and Sportswear	9,628	89,797	10,409	6.4	9,440	5.8
Hosiery	2,398	22,365	1,798	1.1	1,672	1.0
Textile Products	5,250	48,965	4,658	2.9	4,299	2.6
Other	15,734	146,745	16,210	9.9	16,332	10.0

Total	¥160,968	$1,501,287	¥163,155	100.0%	¥163,709	100.0%

     In fiscal year 2005, approximately 83% of the sales of Wacoal Corp. (the total sales of which account for approximately 80% of Wacoal Group’s sales on a consolidated basis) were apparel sales made on a wholesale basis to department stores, general merchandise stores and other general retailers, and approximately 7% were apparel sales made through our own SPA specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include the sale of mannequins, store design and construction, restaurant businesses, cultural projects and other services) comprised the remaining 10% of Wacoal Corp.’s sales in fiscal year 2005.

     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period.

     Cost of Sales

     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products.

     Selling, General and Administrative Expenses

     Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs and expenses associated with remodeling our sales counters at department stores. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our SPA shops. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any losses on the sale or disposal of property, plant and equipment. However, these expenses are included in operating costs and expenses, and thus impact our operating income.

     Key Industry Trends

     We believe that the following have been key trends in our industry during the last three fiscal years:

•	Consumer spending in Japan has generally been stagnant, which has negatively impacted performance at general retailers, our key distribution channel.

•	The sale of lower priced women’s innerwear garments in Japan—to a large degree manufactured in China and other lower-cost countries—has increased. This has generally resulted in a greater degree of price competition in our industry.

•	There has been increased demand for higher-end innerwear products. This development (combined with increased demand for lower-end products) has resulted in greater market segmentation.

•	Manufacturers are increasingly focused on reducing their costs, including by sourcing fabric and producing garments in China and other lower-cost countries.

•	Alternative marketing concepts for women’s innerwear garments, such as catalog marketing and e-commerce, are becoming more prevalent as apparel companies seek to diversify their sales channels and reach new customer groups.

     During the last three fiscal years, we have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We believe that our strategic emphasis on higher-end products has helped us to reach consumers seeking high quality innerwear garments, and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers, and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the U.S. and Europe—and increase sales through our own SPA specialty retail stores, our catalog operations and the Internet. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.

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

     Valuation of Inventories

     Inventories are stated at the lower of cost or market, cost being substantially determined on the first-in, first-out method for raw materials and average cost method for work in process and finished products. We review our inventories on a regular basis for their salability and for indications of obsolescence to determine if a write down to market value is necessary. The revaluation of inventories is based on the age of inventories, likelihood of obsolescence, actual product movements, changes in market demand, and other factors.

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

     Deferred Tax Assets

     We currently have significant deferred tax assets and liabilities, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the achievement of projected future taxable income. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income. A valuation allowance will be recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

     Impairment of Investment Securities

     An impairment of investment securities is charged to earnings when a decline in fair value below the cost is other than temporary. We principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities, and the severity of the decline in fair value.

     We believe that the criteria for evaluating impairment are reasonable; however, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.

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

     Our approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20 year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. At March 31, 2005, the discount rate used for the contributory retirement plan was 2.5%. For other plans, similar indices and methods are used.

     We determine the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Our expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Our estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5%, 2.5%, and 3.0% for the year ended March 31, 2005, 2004, and 2003, respectively. The estimated long-term rate of return is based on an asset allocation of equity securities of 60.0%, debt securities of 22.0%, and other investments of 18.0%. This asset allocation differs significantly from the asset allocation at March 31, 2004 (as disclosed at F-18) due to a temporary shift of assets to cash and cash equivalents as a result of the transfer of the substitutional portion of plan assets to the government as discussed below.

     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A half-percentage-point change in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of Yen		U.S. Dollars
	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	point decrease	point increase	point increase	point increase

Discount rate:
Effect on periodic benefit costs	¥(110)	¥(25)	$(1,026)	$(233)
Effect on benefit obligation	¥(865)	¥(804)	$(8,068)	$(7,499)
Expected long-term rate of return on plan assets:
Effect on periodic benefit costs	¥112	¥(112)	$1,045	$(1,045)
Effect on benefit obligation	¥0	¥0	$0	$0

     In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, the Company applied for an exemption from the obligation to pay benefits for employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government upon approval. In January 2003, the Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. In January 2004, the Company received approval for exemption of the benefit obligation for past service related to the substitutional portion. The Company transferred the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the EPF to the government in September, 2004.

     In January 2003, the Emerging Issue Task Force reached a final consensus on Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”).

     The process of separating the substitutional portion from the corporate portion occurs in four phases. The four phases are as follows: (I) the EPF submits an application to the Japanese government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion; (II) upon approval, the EPF is exempted from the obligation for benefits related to future employee service under the substitutional portion; (III) the EPF submits an application to the Japanese government for separation of the benefit obligation related to past services; (IV) final approval of separation is granted. EITF 03-2 requires that the entire separation process should be accounted for upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under the consensus reached, at the time the assets are transferred to the government in an amount sufficient to complete the separation process, the transaction is considered to be complete and the elimination of the entire substitutional portion of the benefit obligation would be accounted for as a settlement at that time. The difference between the obligation settled and the assets transferred to the government should be accounted for as a subsidy from the government. In accordance with this guidance, we recorded a government subsidy of ¥7,100 million for fiscal year 2005 in connection with our transfer of the substitutional portion to the government.

     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.

     New Accounting Pronouncements.

     Inventory Costs, an amendment of ARB No. 43, Chapter 4. In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (FAS 151). FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

     Share Based Payment. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (FAS 123R). The standard is applicable to awards issued after the effective date and all awards prior to the effective date that remain unvested on the effective date and requires that all equity-based compensation be recorded in the consolidated financial statements at the grant date fair value. In April 2005, the Securities and Exchange Commission announced a deferral of the effective date of FAS 123R. Under this deferral, FAS 123R is required to be adopted as of the beginning of the Company’s first annual reporting period that begins after June 15, 2005. The adoption of FAS 123R is not expected to have any effect on our consolidated financial position, results of operations or cash flows, as we do not make share based payments to employees or directors of the Company.

     Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29” (FAS 153). The Statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. FAS 153 is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

     Accounting for Conditional Asset Retirement Obligations. In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (FIN 47). This interpretation clarifies the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event and where an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for conditional asset retirement obligations occurring during fiscal years ending after December 15, 2005. The adoption of FIN 47 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

     A. Operating Results

     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:

	(Yen in millions and U.S. Dollars in thousands)
	Year ended/as of March 31,
	2005		2004	2003
Net sales	¥160,968	$1,501,287	¥163,155	¥163,709
Cost of sales	84,041	783,818	84,638	85,306
Selling, general, and administrative expenses	72,128	672,710	72,472	70,440
Other income (expenses), net	313	2,919	1,516	(2,660)
Net income	6,790	63,328	2,902	2,898

     Fiscal Year 2005 Compared to Fiscal Year 2004

     Sales. Consolidated net sales decreased 1.3% in fiscal year 2005, from ¥163,155 million to ¥160,968 million.

     Sales of our mainstay innerwear products (consisting of foundation wear, night wear and children’s underwear), which comprised 79.5% of total consolidated sales, decreased 1.6% in fiscal year 2005, to ¥127,958 million. A principal factor in this decrease was lower than expected sales of our campaign products during fiscal year 2005, including our NAMI-NAMI T-shirt bra (580,000 units sold) and our Kanjiru and Shakitto bra and underwear (1,160,000 units sold). We believe that sales performance for these campaign items was hurt by the fact that we did not introduce new Wacoal brand campaign items in fiscal year 2005 – the NAMI-NAMI T-shirt bra and the Kanjiru and Shakitto bras marketed as campaign items in fiscal year 2005 were updated versions of products that had been campaign items in fiscal year 2004. Additionally, Japan experienced unseasonably warm weather in the fall and winter months during fiscal year 2005, which adversely affected our sales of cold-weather campaign products for those seasons. We also believe that the series of unusually severe typhoons during the fall in Japan negatively impacted consumer spending generally, including on our products.

     Sales of our high-end innerwear garments helped to support our sales performance in fiscal year 2005, reflecting our success in targeting the high-end of the Japanese market. Several of our high-end innerwear product lines achieved significant sales growth in fiscal year 2005, including Gra-P (¥1,893 million in sales, representing a 24% increase over fiscal year 2004); La Vie Aisée (¥4,888 million in sales, representing an 11% increase over fiscal year 2004); and L’ge (¥1,144 million in sales, representing a 9% increase over fiscal year 2004).

     Overseas sales were mixed. Our sales in Asia outside of Japan (including China, Hong Kong, Singapore and the Philippines) grew slightly to ¥5,176 million, representing 3.2% of total consolidated sales in fiscal year 2005 versus 3.0% of total consolidated sales in fiscal year 2004. Sales grew 22.1% over the previous year in China overall, and sales were particularly strong in Shanghai, where growth in disposable income helped to increase sales of our high-end products.

     In the U.S., which represented 7.3% of our total consolidated sales in fiscal year 2005, sales increased by approximately 3.5% on a dollar basis in fiscal year 2005 as compared to fiscal year 2004. However, the reduced value of the dollar against the yen resulted in a 3% decrease in U.S. sales in fiscal year 2005 on a yen basis. Sales growth in the U.S. was largely due to stronger consumer spending and growing awareness of our Wacoal brand. Sales in Europe – representing approximately 0.6% of our total sales – were down 11.8% in fiscal year 2005 as compared to fiscal year 2004. This decrease was largely due to our decision to stop selling to a number of mass-market retailers in France, as part of our increased focus on higher-end consumers in our European markets.

     In our other apparel businesses, sales of outerwear and sportswear in fiscal year 2005 decreased 7.5% to ¥9,628 million as compared to fiscal year 2004. Within this category, sportswear posted strong sales growth of 19% over fiscal year 2004, led by 22% sales growth in our CW-X conditioning wear line. We believe that this sales growth in our CW-X line reflects the appeal of our human science approach among active consumers. However, this strong performance was more than offset by a nearly 40% decrease in outerwear sales in fiscal year 2005, which was largely due to the closure of our outerwear subsidiary Point Up, Inc. in January 2005 after consistently unprofitable performance. Hosiery sales (which include products sold under our Carlson label) helped to support our sales results in fiscal year 2005, increasing by ¥600 million, or 33.4%, to ¥2,398 million. This performance was due in part to favorable sales of our “Wacoal Panty Stocking,” a collaborative product with Seven-Eleven Japan, Co., Ltd. that was launched in spring 2004.

     Sales from our other businesses (which include the sale of mannequins, store design and construction, restaurant businesses, cultural projects and other services) declined to ¥15,734 million in fiscal year 2005, or 3.0%, from ¥16,210 million in fiscal year 2004. We stopped selling pre-fabricated houses in fiscal year 2005, which had not been a profitable business for us – the sales decline in this category resulted largely from our termination of the housing business.

     Cost of sales. Our cost of sales decreased approximately 0.7% in fiscal year 2005, to ¥84,041 million from ¥84,638 million in fiscal year 2004. Cost of sales as a percentage of net sales increased by 0.3%, from 51.9% in fiscal year 2004 to 52.2% in fiscal year 2005. The reduction in our aggregate gross margin primarily resulted from our price reductions on campaign items that sold more poorly than expected, as described above.

     Selling, general and administrative expenses. Selling, general and administrative expenses were ¥72,128 million in fiscal year 2005, a decrease of 0.5% from ¥72,472 million in fiscal year 2004. Contributing to this aggregate decrease were ¥1,201 million in personnel cost reductions due to the return of the substitutional portion of our employee pension fund to the Japanese government, and higher returns on our pension fund assets. These expense reductions were partially offset by the following increases in expenses:

•	a one-time charge of ¥826 million related to the return of the substitutional portion of our employee pension fund to the Japanese government (this one-time charge represents a settlement loss which is calculated as a ratio of the obligation settled to the total employee pension fund obligation immediately prior to settlement, times the net unrecognized gain/loss immediately prior to settlement);

•	a ¥718 million charge due to an increased number of employees electing to take early retirement under our early retirement program, which was revised in fiscal year 2005 to implement less restrictive eligibility requirements; and

•	an increase in advertising costs of ¥363 million.

The net reduction in these expenses did not keep pace with the reduction in our sales, which led to an increase in our selling, general and administrative expenses as a percentage of sales from 44.4% for fiscal year 2004 to 44.8% for fiscal year 2005.

     Other income (expenses), net. We had net other income of ¥313 million in fiscal year 2005, as compared to net other income of ¥1,516 million in fiscal year 2004. This result was mainly attributable to the devaluation of our investment securities.

     Net income. Net income in fiscal year 2005 was ¥6,790 million, or ¥236 per American Depository Receipt (“ADR”, equivalent to five shares of common stock), versus ¥99 in fiscal year 2004. This increase in net income was primarily due to the recognition of a one-time government subsidy in the amount of ¥7,100 million from the return of the substitutional portion of our employee pension fund to the Japanese government.

     Fiscal Year 2004 Compared to Fiscal Year 2003

     Sales. Consolidated net sales edged down 0.3% in fiscal year 2004, to ¥163,155 million.

     Sales of products of our mainstay innerwear business (consisting of foundation wear, night wear and children’s underwear), which comprises 79.7% of total consolidated sales, decreased 1.4% in fiscal year 2004, to ¥130,080 million. A principal factor in this decrease was reduced sales of our mid-priced innerwear products. For example, sales of our Wing brand products declined 2.9% in fiscal year 2004, reflecting lower customer demand for these products. Additionally, we believe that the adverse effect of unseasonable weather in Japan during the summer and fall months hurt our innerwear sales. Unusually cold weather in the summer months negatively impacted our typical slight seasonal increase in innerwear sales in the summer season, as many women tend to purchase new undergarments to accompany their lighter summer wardrobes. Also, the unusually warm fall in Japan hurt sales of our cool weather innerwear products.

     Sales of our high-end innerwear garments and campaign products supported our sales performance in fiscal year 2004. Several of our high-end innerwear products achieved significant sales growth in fiscal year 2004, including “La Vie Aisée” (¥4,408 million in sales, representing a 16.4% sales increase over fiscal year 2003); “Parfage”, a brand designed specifically for career women (¥5,276 million in sales, representing a 6.0% sales increase over fiscal year 2003); and “Salute”, a boutique brand (¥3,354 million in sales, representing a 14.2% sales increase over fiscal year 2003). Our leading Wacoal-brand seasonal campaign products in fiscal year 2004 were “T-Shirt Bra NAMI NAMI”, launched in summer 2003 (sales of approximately 850,000 pieces in fiscal year 2004), and “Kanjiru Bra”, launched in fall 2003 (sales of approximately 700,000 pieces in fiscal year 2004). Product sales at our SPA specialty retail stores were up ¥1.6 billion in fiscal year 2004, reflecting the addition of 17 stores during the year.

     Despite our efforts to increase sales in our key markets outside Japan, these sales remained flat in fiscal year 2004. Our sales in Asia outside of Japan (including China, Hong Kong and Singapore), which represented 3.0% of total consolidated sales in fiscal year 2004, were adversely affected by the SARS outbreak and the depreciation of the currencies of these countries against the yen. In the U.S., which represented 7.5% of total consolidated sales in fiscal year 2004, our sales during the first half of fiscal year 2004 decreased 7.7%, due in part to weakened consumer spending stemming from the Iraq war. Although U.S. sales on a unit basis rebounded during the second half of the fiscal year (13.5% more than in the second half of fiscal year 2003), this improvement was largely offset by the dollar’s decline against the yen.

     In our other apparel businesses, sales of outerwear and sportswear in fiscal year 2004 increased by ¥969 million, or 10.3%, driven principally by sales growth in our CW-X conditioning wear line. Hosiery sales (which include products sold under our Carlson label) also increased by ¥126 million, or 7.5%, to ¥1,798 million in fiscal year 2004. Sales from our other businesses (which include the sale of mannequins, store design and construction, housing design, restaurant businesses, cultural projects and other services) declined slightly to ¥16,210 million in fiscal year 2004, or 0.7%, from ¥16,332 million in the previous year.

     Cost of sales. Our cost of sales decreased 0.8%. Cost of sales as a percentage of net sales decreased by 0.2% from 52.1% to 51.9% in fiscal year 2004, due largely to an increase in the proportion of our products produced in China, Vietnam and other low-cost overseas manufacturing centers (from 16% in fiscal year 2003 to 20% in fiscal year 2004 on a unit basis). Reduced material costs, reflecting the effects of deflation in Japan and efforts by our suppliers to reduce their costs, also contributed to the decrease.

     Selling, general and administrative expenses. Selling, general and administrative expenses were ¥72,472 million in fiscal year 2004, an increase of 2.9% from ¥70,440 million in fiscal year 2003. Items which drove the increase in SG&A expenses included the following:

•	We recognized a one-time impairment loss of ¥2,574 million on properties we own in Japan which resulted from a change of our business plan in 2004 with respect to the use of certain assets, including buildings and land;

•	Promotional activity expenses increased by ¥1,020 million, or 8.6%, in fiscal year 2004, reflecting increased costs associated with the refurbishment of our sales counters at department stores, increased television advertising, and start-up costs for our new wannabe innerwear catalog channel;

•	Pension expenses increased by ¥877 million in fiscal year 2004 due to the increase of net amortization of unrealized losses caused by the fall of stock prices at the end of March 2003; and

•	Rent costs increased by ¥363 million, or 12.9%, in fiscal year 2004, principally due to the opening of 17 new SPA specialty stores during fiscal year 2004.

     Due to the increased SG&A expenses, operating income decreased by ¥4,248 million to ¥3,016 million, or 58.5%, in fiscal year 2004.

     Other income (expenses), net. We had net other income of ¥1,516 million in fiscal year 2004, as compared to net other expenses of ¥2,660 million in fiscal year 2003. This result was mainly attributable to a decrease in valuation losses on investment securities from ¥3,566 million in fiscal year 2003 to ¥142 million in fiscal year 2004, reflecting improvement in the Japanese equity markets in fiscal year 2004 as compared to prior years. Also contributing to net income was a gain of ¥932 million on the sale of equity securities.

     Net income. Due to the above factors, net income in fiscal year 2004 was ¥2,902 million, which was approximately the same amount as in fiscal year 2003. Net income per American Depositary Receipt (“ADR”, equivalent to five shares of common stock) increased from ¥97 in fiscal year 2003 to ¥99 in fiscal year 2004.

     B. Liquidity and Capital Resources.

     Our main source of liquidity is cash from operations. Our cash from operations has allowed us to fund our working capital requirements and our capital expenditures (including our SPA specialty retail store expansion, the construction of our new production facility in Dalian, China, and the construction of our new distribution center in the Kansai region of Japan) and make dividend payments without material borrowings or other external financing. We believe that we will consistently generate and maintain sufficient cash from operations to cover our needs for working capital for our operations, and for our anticipated capital requirements and other expenditures (including for the planned capital expenditures in fiscal 2006 noted below) for the foreseeable future. Some of our subsidiaries also currently maintain credit facilities with bank lenders for working capital purposes.

Cash Flows

     Our consolidated cash flows for fiscal year 2003, 2004 and 2005 were as follows:

	Fiscal Year Ending March 31,
	2005	2004	2003
	(in millions of yen)
Net cash provided by operating activities	¥2,045	¥5,201	¥7,858

Net cash provided by (used in) investing activities	(5,528)	1,328	(9,839)

Net cash provided by (used in) financing activities	296	(6,138)	(6,006)

     Cash provided by operating activities.

     Net cash provided by operating activities decreased by 60.7% in fiscal year 2005, to ¥2,045 million from ¥5,201 million in fiscal year 2004. The decrease resulted largely from lower gross margins due to price reductions on campaign items that sold more poorly than expected, and from higher levels of accounts receivable and inventories at the end of fiscal year 2005. The buildup of accounts receivable and inventories resulted mainly from sales from our spring 2005 product campaign, which began earlier than usual. Also, an increase in taxes payable during fiscal year 2004 resulted in a large tax payment during fiscal year 2005, which was recorded as a decrease of other current liabilities. These negative factors offset the positive impact on sales (and cash provided by operating activities) during fiscal year 2005 arising from the relatively high level of returned goods in March 2004, so that the price tags of such goods could be changed in line with a new legal requirement as of April 1, 2004 that all prices be inclusive of consumption tax. The effect of this return of goods was to shift some sales (and cash generated from those sales) from fiscal year 2004 to fiscal year 2005.

     Net cash provided by operating activities decreased by 33.8% in fiscal year 2004, to ¥5,201 million from ¥7,858 million in fiscal year 2003. The decrease resulted primarily from a significant build-up in product inventory of ¥2,124 million at the end of fiscal year 2004, caused principally by overstock of certain fall/winter items and build-up in anticipation of the summer season.

     Net cash used in investing activities.

     Net cash used in investing activities was ¥5,528 million in fiscal year 2005, as compared to ¥1,328 million provided by investing activities in fiscal year 2004. This change in fiscal year 2005 was mainly attributable to an increase in capital expenditures in connection with our new distribution center in the Kansai district of Japan and an increase of ¥2,985 million in investment securities.

     Net cash provided by investing activities was ¥1,328 million in fiscal year 2004, as compared to ¥9,839 million used in investing activities in fiscal year 2003. Net cash provided by investing activities in fiscal year 2004 was mainly attributable to a ¥11,594 million year-on-year decrease in amounts spent to acquire marketable securities. We expect to spend approximately the same amount of cash in fiscal year 2005 on purchases of marketable securities.

     This decrease was offset in part by a ¥1,540 million increase in payments to acquire investments in affiliated companies, which relates principally to our acquisitions of House of Rose Co., Ltd. and Wacoal Malaysia in fiscal year 2004.

     Net cash used in financing activities.

     Net cash provided by financing activities was ¥296 million in fiscal year 2005 versus net cash used in financing activities of ¥6,138 million in fiscal year 2004. This change in fiscal year 2005 was primarily attributable to an increase in short-term bank borrowings and reduced repurchases of treasury stock as well as a dividend increase from 13.5 yen to 15 yen. We expect to pay cash dividends of ¥2,880 million in fiscal year 2006, and we do not currently plan any additional repurchases of our shares during this period.

     Net cash used in financing activities increased to ¥6,138 million in fiscal year 2004 from ¥6,006 million in fiscal year 2003. The increase is mainly attributable to our payment of ¥2,456 million in connection with a share repurchase and the payment of a cash dividend of ¥1,978 million.

     Capital expenditures.

     Capital expenditures in fiscal years 2005, 2004 and 2003 were ¥5,418 million, ¥2,338 million and ¥2,104 million, respectively. In fiscal year 2005, our most significant capital expenditures were ¥2,054 million incurred in connection with our new distribution center in the Kansai district of Japan, ¥1,067 million for the construction of our new production facility in Dalian, China, ¥538 million incurred to improve our IT infrastructure in Japan and ¥419 million incurred in connection with the addition of 23 new stores to our SPA specialty retail store network. We made significant capital expenditures in fiscal years 2003 and 2004 in connection with the establishment and development of our SPA specialty retail network, to purchase computer equipment for Wacoal Corp. and to construct a new factory for Wacoal Dominicana Corp., our subsidiary operating in the Dominican Republic.

     In fiscal year 2006, we expect that our principal capital expenditures will be approximately ¥3,600 million for continuing work on the new distribution center in the Kansai district of Japan, ¥600 million for adding an anticipated 30 new stores to our SPA specialty retail store network, ¥500 million for IT infrastructure and ¥500 million for overseas factories.

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

     Currently the Human Science Research Center’s product development team, basic research team and development factory team are working on priority issues such as focusing research and development on addressing customer needs and establishing a product development database. One of our major achievements in recent years was the development of a fitting dummy with the same shape and softness as a human body. We believe that this development has contributed to a higher level of brassiere design by allowing us to quickly test the look and fit of brassieres without testing them on human subjects. We have also published some of our research findings such as “Modern Maternity — Now Beautiful,” “Survey of the Perception of Modern Maternity” and “Sleep Science - Development of a Brassiere for Sleeping.”

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

     Because many of our marketing and production personnel contribute to the development of new products and styles, it is not practicable to determine the precise amount of expenditures on our product research and development activities, but we believe that we spent approximately ¥707 million, ¥751 million and ¥700 million in fiscal years 2005, 2004 and 2003, respectively.

     D. Trend Information.

     For a discussion of other trends that affect our business and operating results, see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5. New Accounting Pronouncements – Transfer of the Substitutional Portion of Employee Pension Fund Liabilities” and “Item 5.A. Operating Results”.

     E. Off-Balance Sheet Arrangements.

     We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationship with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

     F. Tabular Disclosure of Contractual Obligations.

     Contractual Obligations and Commitments

     For information regarding debt obligations including amounts maturing in each of the next five years, see note 6 to the consolidated financial statements.

     The following table summarizes our contractual obligations as of March 31, 2005.

	Fiscal Year Ending March 31,
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
		(in millions of yen)
Long-Term Debt Obligations	50	—	50	—	—

Capital (Finance) Lease Obligations	109	60	49	—	—

Operating Lease Obligations	3,724	818	1,202	328	1,376

Capital Expenditures[3]	3,776	3,356	420	—	—

Total	7,659	4,234	1,721	328	1,376

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. We expect to contribute ¥2,769 million to our plans in the year ending March 31, 2006.

3.	Capital expenditure for construction of a new distribution center in the Kansai district of Japan, expected to be completed in January 2006.

     ITEM 6. Directors, Senior Management and Employees.

     A. Directors and Senior Management.

     The following is a current list of Wacoal Corp.’s directors and corporate auditors:

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Corp.	Date	Office(s) with Wacoal Corp.1 2

Yoshikata	Representative	Apr 1972	Joins Wacoal Corp.
Tsukamoto	Director;	Nov 1977	Elected Director
(Jan 29, 1948)	President Corporate	Nov 1981	Elected Managing Director
	Officer	Sep 1984	Elected Executive Vice President and Director (Representative Director)
		Jun 1987 – present	Elected President and Director (Representative Director)
		Jun 2002	Elected Corporate Officer
		Jun 2003 – Present	Elected President Corporate Officer

Shoichi	Director;	Mar 1970	Joins Wacoal Corp.
Suezawa	Senior Managing	Apr 1994	Chief of Accounting Group and Financial
(Jun 13, 1947)	Corporate Officer		Group, Management Control Division
		Jun 1996 - present	Elected Director
		Jun 1998	Chief of Management Planning Office and General Manager of Accounting and Financial Department
		Apr 2002	Supervisor for Personnel, General Administration and Accounting Staffs
		Jun 2002	Elected Managing Director and Corporate Officer
		Apr 2003	Supervisor for Personnel, General Administration, Accounting and Business Strategy Staff and Chief of President’s Office
		Jun 2003	Elected Senior Corporate Officer
		Apr 2005 – present	Supervisor for Corporate Staff
		Jun 2005 – present	Senior Managing Corporate Officer

Yuzo Ito	Director;	Mar 1970	Joins Wacoal Corp.
(Mar 15, 1948)	Senior Managing Corporate Officer	Apr 1995	General Manager of Innerwear Merchandise Sales Department, Wing Brand Operation Division
		Jun 1997 - present	Elected Director
		Apr 2001	Deputy General Manager of Wing Brand Operation Division and General Manager of Innerwear Merchandise Sales Department
		Apr 2002	General Manager of Wing Brand Operation Division
		Jun 2002	Elected Corporate Officer
		Jun 2003	Elected Managing Director and Senior Corporate Officer
		Apr 2005 – present	Supervisor for Wacoal Brand Operation Division and Wing Brand Operation Division
		Jun 2005 – present	Senior Managing Corporate Officer

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Corp.	Date	Office(s) with Wacoal Corp.1 2

Masayuki	Director;	Mar 1970	Joins Wacoal Corp.
Yamamoto (Jun 25, 1947)	Managing Corporate Officer;	Apr 1995	General Manager of Fukuoka Sales Office, Wacoal Brand Operation Division
	Supervisor for	Jun 1996 – present	Elected Director
	Operation Assisting Staff	Apr 1997	General Manager of Chain Store Control Office, Wacoal Brand Operation Division
		Jun 2002	Elected Corporate Officer
		Sep 2003	General Manager of Direct Store Control Office and General Manager of Direct Retail Department
		Jun 2003	Elected Senior Corporate Officer
		Apr 2005 – present	Supervisor for Operation Assisting Staff
		Jun 2005 – present	Managing Corporate Officer

Tatsuya Kondo	Director;	Mar 1966	Joins Wacoal Corp.
(Oct 17, 1947)	Managing Corporate	Apr 2001	General Manager of Wellness Department
	Officer;	Jun 2002	Elected Director (to present) and Corporate
	General Manager of		Officer
	Direct Marketing	Jun 2003	Elected Senior Corporate Officer
	Operation Division,	Apr 2005 – present	General Manager of Direct Marketing Operation
	Wellness Business		Division and Supervisor for Wellness
	Operation Division		Department
		Jun 2005 – present	Managing Corporate Officer

Kazuo Inamori (Jan 30, 1932)	Director	Apr 1959	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
		May 1966	President and Representative Director of Kyoto Ceramic Co., Ltd.
		Apr 1984 – present	Established The Inamori Foundation; President
		Jun 1984	Established DDI Corporation (currently KDDI Corporation); Chairman and Representative Director
		Jun 1985	Chairman and Representative Director of Kyocera Corporation
		Jun 1997	Chairman Emeritus and Director of Kyocera Corporation (retired as Director in Jun 2005) Chairman Emeritus and Director of DDI Corporation
		Jun 2001 – present	Honorary Adviser of KDDI Corporation
		Jun 2005 – present	Elected Director of Wacoal Corp.

Mamoru Ozaki	Director	Jun 1991	Director-General of National Tax Agency
(May 20, 1935)		Jun 1992	Administrative Vice-Minister of Finance
		May 1994	Governor of People’s Finance Corporation
		Oct 1999	Governor of National Life Finance Corporation
		Feb 2003 – present	Advisor of Yazaki Sogyo Corporation
		Apr 2003 – present	Visiting Professor of Waseda University Graduate School of Commerce
		Jul 2003	Advisor of Wacoal Corp.
		Oct 2003 – present	Special Committee Member of Tax Research Commission
		Jun 2005 – present	Elected Director of Wacoal Corp.

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Corp.	Date	Office(s) with Wacoal Corp.1 2

Michihiko Kato	Standing Corporate	Mar 1972	Joins Wacoal Corp.
(Jul 2, 1947)	Auditor	Jun 1997	General Manager of Administration Department
		Jun 1998	Elected Director
		Apr 2001	Chief of Secretary’s Office and General Manager of Administration Department
		Apr 2002	Chief of President’s Office and General Manager of Administration Department
		Jun 2002	Elected Corporate Officer
		Apr 2003	Supervisor for Corporate Communication Center
		Jun 2004 – present	Elected Standing Corporate Auditor

Hajime Kotake	Standing Corporate	Mar 1972	Joins Wacoal Corp.
(Jan 26, 1949)	Auditor	Apr 1996	Manager of Department Store Accounting and General Administration Group of Osaka Sales Office
		Apr 1998	Manager of Business Administration Group of Wacoal Brand Operation Division
		Sep 2000	General Manager of Business Administration Department of Wacoal Brand Operation Division
		Jun 2002	Elected Corporate Officer
		Jun 2004 – present	Elected Standing Corporate Auditor

Riichiro Okano (May 8, 1935)	Corporate Auditor	Apr 1960	Joins The Mitsubishi Bank, Limited (currently The Bank of Tokyo-Mitsubishi, Ltd.)
		Jun 1989	Elected Director of the above bank
		Jan 1992	Elected Managing Director of the above bank
		Jun 1992	Elected Vice President and Director of The Nikko Securities Investment Trust and Management Co., Ltd.
		Jun 1998	Elected President and Director of Chitose Kosan Co., Ltd.
		Jun 2000 – present	Elected Corporate Auditor of Wacoal Corp.

Noboru	Corporate Auditor	Feb 1962	Joins Tsuda Certified Public Accountants Office
Unabara		Apr 1965	Registered as certified public accountant
(Feb 26, 1935)		May 1968	Joins Tohmatsu Awoki & Co. (the current Tohmatsu & Co.)
		Nov 1972	Partner of the above organization
		May 1974	Elected representative partner of the above organization
		Jun 2000 – present	Elected Corporate Auditor of Wacoal Corp.

Yoko Takemura (Apr 7, 1952)	Corporate Auditor	Apr 1990 Jan 1997 – present	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm. Partner at Miyake Imai Ikeda law firm.
		Jun 2005 – present	Elected Corporate Auditor of Wacoal Corp.

1.	The terms as directors of Messrs. Tsukamoto, Ito, Inamori and Ozaki expire in June 2007; the terms of other directors expire in June 2006.

2.	The terms as corporate auditors for Messrs. Okano and Unabara terminate in June 2007; the terms as corporate auditors for Messrs. Kato and Kotake expire in June 2008; the term as corporate auditor for Ms. Takemura expires in June 2009.

     The following is a current list of our Corporate Officers other than the Corporate Officers identified in the table above:

Managing Corporate Officer	Tsuneo Shimizu (General Manager of Wacoal Brand Operation Division)
Corporate Officer	Ikuo Otani (General Manager of Corporate Planning Division)
Corporate Officer	Tadashi Yamamoto (General Manager of Personnel and Administration Department)
Corporate Officer	Ichiro Katsura (Chief of President’s Office)
Corporate Officer	Akio Shinozaki (Chief of Human Science Research Center)
Corporate Officer	Ryu Yamada (Chief of Marketing Control Office)
Corporate Officer	Tsutomu Fukui (General Manager of Technology and Production Strategy Division)
Corporate Officer	Junichiro Sato (General Manager of Distribution Control Department and President of Wacoal Distribution Corp.)
Corporate Officer	Tadashi Yamamoto (General Manager of International Operation Division)
Corporate Officer	Nobuhiro Matsuda (General Manager of Management Control Department, Wacoal Brand Operation Division)
Corporate Officer	Hiroshi Hyogo (General Manager of Innerwear Control Department, Wacoal Brand Operation Division)
Corporate Officer	Kimiaki Shiraishi (General Manager of Department Store Control Department, Wacoal Brand Operation Division)
Corporate Officer	Minehiro Sato (Deputy General Manager of Department Store Control Department, Wacoal Brand Operation Division)
Corporate Officer	Masami Itaya (General Manager of Specialty Store Control Department, Wacoal Brand Operation Division)
Corporate Officer	Shigeki Honma (General Manager of Chain Store Control Department, Wacoal Brand Operation Division)
Corporate Officer	Hironobu Yasuhara (General Manager of Wing Brand Operation Division)
Corporate Officer	Masakazu Kitagawa (General Manager of Kyoto Sales Office, Wing Brand Operation Division)
Corporate Officer	Masahiro Joshin (General Manager of Tokyo Sales Office, Wing Brand Operation Division)

     B. Compensation.

     Aggregate compensation, including bonuses, paid by Wacoal in fiscal year 2005 to our directors (including as applicable in their capacity as Wacoal officers) and corporate auditors was ¥318 million.

     A provision in the amount of ¥44 million was made during fiscal year 2005 to provide retirement allowance for directors and corporate auditors of Wacoal. The balance of our liability for termination benefits for directors and corporate auditors was ¥615 million and ¥606 million at March 31, 2005 and 2004, respectively.

     We do not have a stock option plan for directors, corporate auditors or any other employees.

     C. Board Practices.

Directors

     The board of directors has the ultimate responsibility for the administration of the affairs of Wacoal. Wacoal Corp.’s articles of incorporation limit the number of directors to seven. Directors are elected at a general meeting of shareholders, and the term of office of directors expires at the conclusion of the annual ordinary general meeting of shareholders for the last accounting period that ends in two years following their assumption of office. Directors may serve any number of consecutive terms. The board of directors elects one or more representative directors from among its members, each of whom has the authority individually to represent Wacoal Corp., and appoints one of the representative directors as president. From among its members, the board of directors may elect the chairman and one or more vice chairmen, vice presidents, senior managing directors and managing directors. None of our directors has a service contract with our company that provides for benefits upon termination of employment.

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

     Corporate auditors are elected at a general meeting of shareholders, and the term of office of the corporate auditors expires at the conclusion of the annual ordinary general meeting of shareholders for the last accounting period that ends in four years following their assumption of office. Corporate auditors may serve any number of consecutive terms. Corporate auditors may not at the same time be directors or employees of Wacoal Corp. or any of our subsidiaries. At least one corporate auditor must be a person who has not been a director or employee of Wacoal Corp. or any of our subsidiaries during the five-year period before his or her election as a corporate auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on or after May 1, 2005, at least one-half of corporate auditors must be persons who have not been either board members or employees of Wacoal Corp. or any of its subsidiaries.

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

Exemption from Certain Corporate Governance Requirements of NASDAQ.

Pursuant to home country practice exemptions granted by NASDAQ, we are permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NASDAQ’s corporate governance listing requirements. These exemptions and the practices that we follow are described below:

•	Distribution of annual reports to shareholders. We are exempt from NASDAQ’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with Japanese law, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•	Independent directors. We are exempt from NASDAQ’s requirement that there be independent directors on our board of directors. Currently, for a foreign issuer, NASDAQ requires that there be two independent directors on its board of directors. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have three outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2005 at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

•	Audit committee. We are exempt from NASDAQ’s requirements with respect to the audit committee of the board of directors. Like a majority of Japanese companies, we do not have an audit committee – we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have five corporate auditors, three of whom are outside corporate auditors as described above. In addition, as discussed above, our corporate auditors serve a longer term than our directors.

On July 31, 2005, more stringent audit committee requirements under NASDAQ’s listing rules will become effective with respect to foreign private issuers, including us. These requirements will include that all members of a company’s audit committee must be independent as defined under NASDAQ’s requirements, and that the audit committee must have certain defined responsibilities with respect to the company’s independent auditors. We intend to avail ourselves of paragraph (c)(3) of Rule 10A-3 of the Exchange Act with respect to these requirements – paragraph (c)(3) provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

•	Quorum. We are exempt from NASDAQ’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Commercial Code of Japan (the “Commercial Code”), however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders, except for (i) the election of directors and corporate auditors for which the quorum shall not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Commercial Code (the “special shareholders resolutions”), including an amendment to the Articles of Incorporation, a reduction of stated capital, the removal of a director or corporate auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution, and any offering of new shares at a “specially favorable” price (or any offering of the rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders. The quorum for special shareholder resolutions must be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the applicable shareholders meeting. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

•	Shareholder proxies. We are exempt from NASDAQ’s requirement that the Company solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Commercial Code requires the Company to send ballots to all shareholders with voting rights, together with the notice of shareholders’ meeting. Although the Company may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, the Company, in common with the majority of public companies in Japan, provides its shareholders with the opportunity to vote directly by ballot.

•	Review of related party transactions. We are exempt from NASDAQ’s requirement that the Company conduct an appropriate review of all related party transactions for potential conflict of interests and that all such transactions be approved by the Company’s audit committee or other independent body of the board of directors. The Commercial Code provides that approval of the board of directors is required for any transaction between the Company and any of its directors or any transaction between the Company and any third party where such transaction involves a conflict of interest situation between the Company and a director. No director can engage in any business which competes with the business of the Company unless he is permitted to do so by the board of directors. All related party transactions between the Company, its subsidiaries directors and major shareholders must be disclosed in the Company’s securities report filed annually with the Minister of Finance of Japan.

     D. Employees.

     The following table lists the number of our full-time employees as of March 31, 2005, 2004 and 2003:

				Asia (other
	Total	Japan	U.S.[1]	than Japan)	Others
March 31, 2005
Textile Products and Related Products	11,924	7,239	1,409	3,240	36
Other	479	472	—	7	—
Corporate	162	162	—	—	—
Total	12,565	7,873	1,409	3,247	36

March 31, 2004
Textile Products and Related Products	10,647	7,032	1,149	2,428	38
Other	454	452	0	2	0
Corporate	166	166	0	0	0
Total	11,267	7,650	1,149	2,430	38

March 31, 2003
Textile Products and Related Products	10,099	6,741	1,208	2,116	34
Other	653	651		2
Corporate	151	151
Total	10,903	7,543	1,208	2,118	34

1.	Includes Wacoal employees in the Caribbean.

     During fiscal year 2005, we had an average of 1,514 temporary employees.

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

     E. Share Ownership.

     The following table lists the number of shares owned by Wacoal Corp.’s directors and corporate auditors as of June 30, 2005. As of such date, our directors and corporate auditors collectively held a total of 1,392,136 shares of our common stock as set forth below, and this number of shares constituted 0.97% of all outstanding shares of our common stock.

Name	No. of Shares	% of Common Stock
Yoshikata Tsukamoto	1,334,136	*
Shoichi Suezawa	9,000	*
Yuzo Ito	14,000	*
Masayuki Yamamoto	7,000	*
Tatsuya Kondo	5,000	*
Michihiko Kato	7,000	*
Hajime Kotake	5,000	*
Riichiro Okano	3,000	*
Noboru Unabara	5,000	*
Yoko Takemura	3,000	*

*	Less than 1% of our total outstanding common shares.

     We have not issued any options or other securities to purchase shares of our capital stock to any director or corporate auditor.

     There are no arrangements that involve the issue or grant of options, shares or securities of Wacoal Corp. to our employees.

     ITEM 7. Major Shareholders and Related Party Transactions.

     A. Major Shareholders.

     As of March 31, 2005, 144,016,685 shares of our common stock were issued and outstanding, including 72,245 shares of treasury stock, which are held by Wacoal. Beneficial ownership of Wacoal’s common stock in the table below was prepared from publicly available records of the filings made by Wacoal’s shareholders regarding their ownership of Wacoal’s common stock under the Securities and Exchange Law of Japan.

     Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

     Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of Wacoal’s common stock as of the dates indicated in the reports described below.

		Percentage of
Name of Shareholder	Number of Shares	Shares Outstanding
Morgan Stanley Japan Limited and its joint holders	10,658,800	7.40%
Steel Partners Japan K.K. and its joint holders	10,500,000	7.29
NWQ Investment Management Co., LLC	9,445,571	6.56
Mitsubishi Tokyo Financial Group and its joint holders	9,054,619	6.29

     The number of shares owned by Morgan Stanley Japan Limited is based on a report filed under the Securities and Exchange Law of Japan stating that Morgan Stanley Japan Limited and its joint holders held or were deemed to hold beneficially, as of May 16, 2005, 10,658,800 shares of Wacoal’s common stock.

     The number of shares owned by Steel Partners Japan K.K. is based on a report filed under the Securities and Exchange Law of Japan stating that Japan Partners K.K. and its joint holders held or were deemed to hold beneficially, as of January 20, 2005, 10,500,000 shares of Wacoal’s common stock.

     The number of shares owned by NWQ Investment Management Co, LLC is based on a Form 13-F filed under the Securities Exchange Act of 1934 stating that NWQ Investment Management Co, LLC held or was deemed to hold beneficially, as of May 12, 2005, 522,996 shares of Wacoal’s common stock and 1,784,515 ADRs, representing a beneficial interest in 8,922,575 shares of Wacoal’s common stock.

     The number of shares owned by Mitsubishi Tokyo Financial Group is based on a report filed under the Securities and Exchange Law of Japan stating that Mitsubishi Tokyo Financial

Group and its joint holders held or were deemed to hold beneficially, as of May 14, 2004, 9,054,619 shares of Wacoal’s common stock.

     Based on information made publicly available on or after April 1, 2002, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Wacoal’s common stock.

		Shares			Shares	Percentage
		Owned	Percentage	Number of	Owned	of
	Date of	Prior to	of Shares	Shares	After the	Shares
Name of Shareholder	Transaction	Transaction	Issued	Changed	Transaction	Issued
Capital Guardian Trust Company and its joint holders	Nov 22, 2002	14,717,100	9.87%	1,567,000	16,284,100	10.92%
Capital Guardian Trust Company and its joint holders	Dec 27, 2002	16,284,100	10.92%	1,518,000	17,802,100	11.94
Mitsubishi Tokyo Financial Group and its joint holders	Dec 31, 2002	14,842,573	9.95%	(3,887,348)	10,955,225	7.35
Mizuho Financial Group and its joint holders	Apr 30, 2003	11,352,963	7.61%	(2,365,000)	8,987,963	6.13
Mitsubishi Tokyo Financial Group and its joint holders	Jul 31, 2003	10,955,225	7.35%	(1,788,381)	9,166,844	6.25
Capital Guardian Trust Company and its joint holders	Nov 6, 2003	17,802,100	11.94%	(1,931,000)	15,871,100	10.82
Capital Guardian Trust Company and its joint holders	Jan 31, 2004	15,871,100	10.82%	(4,325,000)	11,546,100	7.88
Capital Guardian Trust Company and its joint holders	Mar 31, 2004	11,546,100	7.88%	(4,811,000)	6,735,100	4.59
Mizuho Financial Group and its joint holders	Apr 30, 2004	8,987,963	6.13%	(3,626,600)	5,361,363	3.72
Steel Partners Japan K.K. and its joint holders	Oct 15, 2004	0	0.0%	7,378,000	7,378,000	5.12
Steel Partners Japan K.K. and its joint holders	Nov 2, 2004	7,378,000	5.12%	1,581,000	8,959,000	6.22
NWQ Investment Management Co, LLC	Nov 11, 2004	444,571	0.31%	2,113,625	2,558,196	1.78
Steel Partners Japan K.K. and its joint holders	Jan 13, 2005	8,959,000	6.22%	1,541,000	10,500,000	7.29
NWQ Investment Management Co, LLC	Feb 10, 2005	2,558,196	1.79%	3,243,125	5,824,811	4.04
Morgan Stanley Japan Limited and its joint holders	Apr 6, 2005	0	0.0%	15,685,300	15,685,300	10.89
Morgan Stanley Japan Limited and its joint holders	Apr 30, 2005	15,685,300	10.89%	(5,027,000)	10,658,300	7.40
NWQ Investment Management Co, LLC	May 12, 2005	5,824,811	4.04%	3,620,760	9,445,571	6.56

     As of March 31, 2005, approximately 11,913,679 shares or 8.3% of the outstanding shares of our common stock, other than in the form of American Depositary Shares, were held of record by 54 residents of the United States.

     The 8,957,775 shares of our common stock held of record by The Bank of New York on March 31, 2005 underlay the 1,791,555 American Depositary Shares of Wacoal Corp. held of record by 9 persons.

     To the extent known to Wacoal, Wacoal is not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly.

     We do not know of any arrangements that may, at a subsequent date, result in a change of control of Wacoal Corp.

     B. Related Party Transactions.

     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,805 million ($16,835 thousand) in fiscal year ended March 31, 2005.

     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥1,679 million ($15,659 thousand) in fiscal years ended March 31, 2005.

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

     Dividends and Divided Policy

     See “Item 10.B. Memorandum and Articles of Association – Capital Stock – Dividend”.

     B. Significant Changes.

     Except as provided in this annual report there has been no significant change in our financial position since March 31, 2005, the date of our consolidated financial statements included elsewhere in this annual report.

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

     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the Nasdaq SmallCap Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 6, 2005 was 1,405, and the last reported sale price of our ADSs on the Nasdaq SmallCap Market on July 6, 2005 was 62.87.

	Tokyo Stock Exchange		Nasdaq SmallCap Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2001	1,110	860	53.00	36.00
2002	1,335	922	53.25	34.50
2003	1,068	846	44.65	34.80
2004	1,080	833	53.00	35.51
2005	1,500	1,236	69.99	46.62

Fiscal quarter ended/ending
March 31, 2003	935	846	38.85	35.75
June 30, 2003	950	833	40.25	34.80
September 30, 2003	978	890	43.18	37.00
December 31, 2003	975	852	43.75	39.20
March 31, 2004	1,080	887	53.00	41.29
June 30, 2004	1,180	1,040	54.99	46.62
September 30, 2004	1,167	1,033	53.75	47.43
December 31, 2004	1,229	1,050	61.25	47.43
March 31, 2005	1,500	1,110	69.99	53.95
June 30, 2005	1,502	1,300	68.92	62.01

Month ended
March 31, 2005	1,500	1,236	69.99	60.50
April 30, 2005	1,502	1,300	68.92	62.01
May 31, 2005	1,460	1,310	67.86	63.45
June 30, 2005	1,461	1,345	68.28	62.91
July 6, 2005	1,411	1,379	63.23	61.87

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

     B. Memorandum and Articles of Association.

     A copy of Wacoal Corp.’s Articles of Incorporation, amended as of June 29, 2005, is being filed as an exhibit to this annual report on Form 20-F. See “Item 10. Documents on Display”.

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

     On the effective date of the spin off and our transition to a holding company (See “Item 4.A.”), the objects of Wacoal Holding Corp. (which is renamed from Wacoal Corp.) will be the following:

          1. to control and manage the business operations of the companies which engages in the following businesses by holding the shares of such companies.

          (1) manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

          (2) manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

          (3) manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health food;

          (4) management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

          (5) sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

          (6) acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

          (7) publishing and advertising business;

          (8) sale, purchase, lease, brokerage and management of real estate;

          (9) lease and brokerage of personal property;

          (10) nonlife insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

          (11) planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

          (12) sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furnitures, utensils, kitchens, modular baths and toilets;

          (13) planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

          (14) planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

          (15) production, sale and lease of trees, plants and materials for gardening;

          (16) data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

          (17) processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

          (18) money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

          (19) dispatching of workers;

          (20) education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

          (21) undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

          (22) warehousing;

          (23) investments related to (1) to (22) above; and

          (24) any and all business incidental or related to (1) to (23) above.

     2. any and all business incidental or related to the foregoing.

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

     Capital stock

     Authorized capital

     Article 5 of the Articles of Incorporation of Wacoal Corp. provides that the total number of shares authorized for issuance by our company is 500,000,000 shares of common stock. If shares of common stock are cancelled, the number of shares so cancelled shall be deducted from the total number of shares authorized to be issued by Wacoal Corp. Only one class of stock is authorized.

     Dividends

     The Articles of Incorporation of Wacoal Corp. provide that the fiscal year of our company begins on April 1 in each year and ends on March 31 of the following year and that the accounts of each fiscal year shall be settled on March 31 of each year. The Articles of Incorporation further provide that dividends shall be paid to shareholders or pledgees who are registered on the shareholders register of Wacoal Corp. as of the close of business of March 31 of each year. According to the Commercial Code, after the close of the fiscal period, the board of directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the corporate auditors of Wacoal Corp. and to our independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which, in the case of our company, is normally held in June each year. In addition to provisions for dividends, if any, and for other legal reserves, the allocation of profits customarily includes a bonus to directors and corporate auditors. If Wacoal Corp. makes an amendment to its Articles of Incorporation to such effect, Wacoal Corp. may, by resolution of the board of directors, distribute cash as interim dividends, pursuant to Article 293-5 of the Commercial Code (an

“interim dividend”) to shareholders or pledgees of record at the close of business of a record date specified therein in each year without shareholders’ approval, but such distributions are subject to the limitation described below.

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

     Repurchase by Wacoal Corp. of its capital stock

     Wacoal Corp. may acquire its own shares (i) through a stock exchange on which such shares are listed or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders on a resolution of the board of directors), (ii) by purchase from a specific party (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from a subsidiary of Wacoal Corp. (pursuant to a resolution of the board of directors). When such acquisition is made by Wacoal Corp. from a specific party, any other shareholder may make a demand to a representative director, more than five calendar days prior to the relevant shareholders’ meeting, that Wacoal Corp. also purchase the shares held by such shareholder. Any such acquisition of shares must satisfy certain requirements. In a case other than the acquisition by Wacoal Corp. of its own shares pursuant to a resolution of the board of directors or the acquisition by Wacoal Corp. of its shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If Wacoal Corp. purchases shares pursuant to a resolution of board of directors or if Wacoal Corp. purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Wacoal Corp. actually paid. However, if it is anticipated that the net assets on the balance sheet as at the end of the fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (vii) in “Dividends” above, Wacoal Corp. may not acquire such shares.

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

     Under the New Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

     Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the New Treaty.

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

     Maturities and fair values of such marketable securities and marketable investments were as follows:

			Due	Due	Due	Due
Year			after	from	from	from	Due
ended		Due	one to	two to	three to	four to	after
March 31,	Debt	within	two	three	four	five	five	Equity
2005	securities	one year	years	years	years	years	years	securities
Cost	38,853	19,859	12,173	1,703	610	1,304	3,204	17,294
Fair Value	38,960	19,864	12,198	1,710	611	1,348	3,229	30,674

     Foreign Exchange Risk

     Our international operations expose us to the risk of changes in foreign currency exchange rates. To manage this exposure, we may utilize foreign exchange forward contracts. At March 31, 2005, the notional amount of our open forward currency contract was for the purchase of $3 million U.S. dollars. We recorded the changes in the fair value of this derivatives contract of ¥10 million in other income since it was not designated as a hedge in the year ended March 31, 2005.

     Interest Rate Risk

     Our exposure to the market risk of changes in interest rates relates primarily to our debt obligations. We have long-term debt with both fixed rates and floating rates. Our interest rate risks are not material due to the amounts of short-term borrowings (¥6,752 million) and long-term debt (¥159 million).

     The following tables provide information about our financial obligations that are sensitive to changes in interest rates.

Long-term debt (including due within one year)
Wacoal Corp. and subsidiaries

Year ended		Expected maturity date						Estimated
March 31, 2005	Total	(Yen in millions and percent)						fair value
		2006	2007	2008	2009	2010	Thereafter
Loans, principally from banks and an insurance company	¥159	¥60	¥99	—	—	—	—	¥160

Weighted Average Effective Interest Rate	1.65%

          ITEM 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

          ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

          ITEM 14. Material Modifications to Rights of Security Holders and Use of Proceeds.

     None.

          ITEM 15. Controls and Procedures.

     As required by Securities Exchange Act Rule 13a-15(b), our management, including our principal executive officer and principal financial officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of our company’s disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e) and 15d-15(e). Based on that evaluation, our principal executive officer and principal financial officer concluded that our company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

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

          ITEM 16. Reserved.

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

          ITEM 16C. Principal Accountant Fees and Services.

     Fees and Services of Deloitte Touche Tohmatsu.

     Deloitte Touche Tohmatsu (DTT) has served as Wacoal’s principal accountant for the three years ended March 31, 2005. The following table presents fees for audit and other services rendered by DTT for the years ended March 31, 2004 and March 31, 2005.

DTT Fees for Audit and Other Services
(Yen in millions)

	Years ended March 31,
	2004	2005
Audit Fees	¥98	¥99
Audit Related Fees	10	4
Tax Fees	21	39
Other Fees	25	44

Total	¥154	¥186

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

          ITEM 18. Financial Statements.

     We have responded to Item 17 in lieu of responding to this item.

          ITEM 19. Exhibits.

     Exhibits filed as part of this Annual Report.

1.1	Articles of Incorporation of Wacoal Corp. as amended on June 29, 2005.

8.1	Subsidiaries of Wacoal Corp.

11.1	Code of Ethics.

31.1	Certifications of the principal executive officer of Wacoal Corp., pursuant to Section 302 of the Sarbanes-Oxley Act.

31.2	Certifications of the principal financial officer of Wacoal Corp., pursuant to Section 302 of the Sarbanes-Oxley Act.

32.1	Certifications of the principal executive officer of Wacoal Corp., pursuant to Section 906 of the Sarbanes-Oxley Act.

32.2	Certifications of the principal financial officer of Wacoal Corp., pursuant to Section 906 of the Sarbanes-Oxley Act.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of

     Wacoal Corp.
     Kyoto, Japan:

We have audited the accompanying consolidated balance sheets of Wacoal Corp. and Subsidiaries (the “Companies”) as of March 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, except for the omission of segment information, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wacoal Corp. and Subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.

/s/ Deloitte Touche Tohmatsu

June 17, 2005

Wacoal Corp. and Subsidiaries

Consolidated Balance Sheets March 31, 2005 and 2004

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2005	2004	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥7,173	¥6,847	$66,900
Time deposits and certificates of deposit	17,022	20,596	158,758

Total	24,195	27,443	225,658
Marketable securities (Note 3)	43,396	44,316	404,738
Notes and accounts receivable:
Trade notes	677	1,226	6,314
Trade accounts	20,879	19,053	194,730
Allowance for returns and doubtful receivables (Note 4)	(2,214)	(2,140)	(20,649)
Inventories (Note 5)	26,785	26,060	249,813
Deferred income taxes (Note 11)	4,811	5,219	44,870
Other current assets	1,771	1,868	16,518

Total current assets	120,300	123,045	1,121,992

PROPERTY, PLANT AND EQUIPMENT:
Land	21,382	19,910	199,422
Buildings and building improvements	56,719	55,879	528,997
Machinery and equipment	12,918	12,413	120,481
Construction in progress	634	370	5,913

Total	91,653	88,572	854,813
Accumulated depreciation	(39,827)	(38,640)	(371,451)

Net property, plant and equipment	51,826	49,932	483,362

OTHER ASSETS:
Investments in affiliates	13,543	12,838	126,310
Investments (Note 3)	31,479	29,872	293,593
Deferred income taxes (Note 11)	649	959	6,053
Lease deposits and other	8,399	8,157	78,334

Total other assets	54,070	51,826	504,290

TOTAL	¥226,196	¥224,803	$2,109,644

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 6)	¥6,752	¥3,954	$62,973
Notes and accounts payable:
Trade notes	2,657	2,885	24,781
Trade accounts	10,299	9,343	96,055
Other payables	6,384	5,340	59,541
Accrued payroll and bonuses	6,580	6,895	61,369
Income taxes payable	370	2,724	3,451
Current portion of long-term debt (Notes 6 and 14)	60	374	560
Other current liabilities	1,868	2,384	17,422

Total current liabilities	34,970	33,899	326,152

LONG-TERM LIABILITIES:
Long-term debt (Notes 6 and 14)	99	122	923
Liability for termination and retirement benefits (Note 8)	7,083	14,794	66,061
Deferred income taxes (Note 11)	6,213	3,424	57,946

Total long-term liabilities	13,395	18,340	124,930

MINORITY INTERESTS	2,085	1,806	19,446

COMMITMENTS AND CONTINGENCIES (Notes 7 and 15)

SHAREHOLDERS’ EQUITY (Note 9):
Common stock, no par value - authorized 229,900,000 shares in 2005 and 2004; issued 144,016,685 shares in 2005 and 2004	13,260	13,260	123,671
Additional paid-in capital	25,242	25,242	235,423
Retained earnings (Note 16)	134,572	129,941	1,255,102
Accumulated other comprehensive income (loss) (Note 10):
Foreign currency translation adjustments	(3,820)	(3,512)	(35,628)
Unrealized gain on securities	6,565	6,831	61,229
Minimum pension liability		(954)

Total accumulated other comprehensive income	2,745	2,365	25,601
Less treasury stock at cost - 72,245 and 52,860 shares in 2005 and 2004	(73)	(50)	(681)

Total shareholders’ equity	175,746	170,758	1,639,116

TOTAL	¥226,196	¥224,803	$2,109,644

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries

Consolidated Statements of Income
Years Ended March 31, 2005, 2004 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2005	2004	2003	2005
NET SALES	¥160,968	¥163,155	¥163,709	$1,501,287

OPERATING COSTS AND EXPENSES (INCOME):
Cost of sales	84,041	84,638	85,306	783,818
Selling, general and administrative	72,128	72,472	70,440	672,711
Impairment charges on long-lived assets		2,574	556
Loss on sale or disposal of property, plant and equipment	133	455	143	1,240
Government subsidy (Note 8)	(7,100)			(66,219)

Total operating costs and expenses	149,202	160,139	156,445	1,391,550

OPERATING INCOME	11,766	3,016	7,264	109,737

OTHER INCOME (EXPENSES):
Interest income	186	225	305	1,735
Interest expense	(79)	(113)	(165)	(737)
Dividend income	271	256	220	2,528
Gain on sale or exchange of investments (Note 3)	571	932	436	5,325
Impairment charges on investments	(618)	(142)	(3,566)	(5,764)
Other - net	(18)	358	110	(168)

Total other income (expenses), net	313	1,516	(2,660)	2,919

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	12,079	4,532	4,604	112,656

INCOME TAXES (Note 11):
Current	3,041	5,774	5,243	28,362
Deferred	2,759	(3,254)	(2,756)	25,732

Total income taxes	5,800	2,520	2,487	54,094

INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	6,279	2,012	2,117	58,562

EQUITY IN NET INCOME OF AFFILIATED COMPANIES	871	1,032	966	8,123

MINORITY INTERESTS	(360)	(142)	(185)	(3,357)

NET INCOME	¥6,790	¥2,902	¥2,898	$63,328

	Yen			U.S. Dollars
	2005	2004	2003	2005
EARNINGS PER SHARE (Note 13)	¥47	¥20	¥19	$0.44

EARNINGS PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 13)	¥236	¥99	¥97	$2.20

Wacoal Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)
Years Ended March 31, 2005, 2004 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2005	2004	2003	2005
NET INCOME	¥6,790	¥2,902	¥2,898	$63,328

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 10):
Foreign currency translation adjustments	(308)	(1,565)	(1,010)	(2,873)
Unrealized gains (losses) on securities	(266)	7,677	(1,045)	(2,481)
Minimum pension liability	954	5,339	(3,848)	8,898

OTHER COMPREHENSIVE INCOME (LOSS)	380	11,451	(5,903)	3,544

COMPREHENSIVE INCOME (LOSS)	¥7,170	¥14,353	¥(3,005)	$66,872

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries

     Consolidated Statements of Shareholders’ Equity
Years Ended March 31, 2005, 2004 and 2003

		Millions of Yen
	Shares of				Accumulated
	Outstanding		Additional		Other
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury
	(Thousands)	Stock	Capital	Earnings	Income (loss)	stock
BALANCE, APRIL 1, 2002	149,112	¥13,260	¥25,242	¥132,891	¥(3,183)	¥(5)

Net income				2,898
Other comprehensive loss					(5,903)
Cash dividends paid, ¥68 per 5 shares of common stock				(2,013)
Repurchase of treasury stock for retirement	(2,500)			(2,310)
Repurchase of treasury stock — other	(42)					(38)

BALANCE, MARCH 31, 2003	146,570	13,260	25,242	131,466	(9,086)	(43)

Net income				2,902
Other comprehensive income					11,451
Cash dividends paid, ¥68 per 5 shares of common stock				(1,978)
Repurchase of treasury stock for retirement	(2,600)			(2,449)
Repurchase of treasury stock — other	(6)					(7)

BALANCE, MARCH 31, 2004	143,964	13,260	25,242	129,941	2,365	(50)

Net income				6,790
Other comprehensive income					380
Cash dividends paid, ¥75 per 5 shares of common stock				(2,159)
Repurchase of treasury stock — other	(20)					(23)

BALANCE, MARCH 31, 2005	143,944	¥13,260	¥25,242	¥134,572	¥2,745	¥(73)

	Thousands of U.S. Dollars (Note 2)
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income (loss)	stock
BALANCE, MARCH 31, 2004	$123,671	$235,423	$1,211,910	$22,057	$(466)

Net income			63,328
Other comprehensive income				3,544
Cash dividends paid, $0.70 per 5 shares of common stock			(20,136)
Repurchase of treasury stock — other					(215)

BALANCE, MARCH 31, 2005	$123,671	$235,423	$1,255,102	$25,601	$(681)

See notes to consolidated financial statements.

Wacoal Corp. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended March 31, 2005, 2004 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2005	2004	2003	2005
OPERATING ACTIVITIES:
Net income	¥6,790	¥2,902	¥2,898	$63,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,312	3,081	2,971	30,890
Deferred income taxes	2,759	(3,254)	(2,756)	25,732
Loss on sale or disposal of property, plant and equipment	133	455	143	1,240
Impairment charges on long-lived assets		2,574	556
Government subsidy	(7,100)			(66,219)
Gain on sale or exchange of investments	(571)	(932)	(436)	(5,325)
Impairment charges on investments	618	142	3,566	5,764
Undistributed earnings of affiliates, less dividends	(448)	(726)	(643)	(4,178)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(1,350)	(46)	3,110	(12,591)
(Increase) decrease in inventories	(878)	(2,124)	154	(8,189)
Increase (decrease) in notes and accounts payable	1,198	1,020	(2,236)	11,173
Increase in liability for termination and retirement benefits	1,193	3,212	1,672	11,127
Increase (decrease) in accrued bonus and income taxes payable	(2,655)	(657)	771	(24,762)
Increase (decrease) in allowance for returns and doubtful receivables	90	(100)	(547)	839
Other assets and liabilities	(1,046)	(346)	(1,365)	(9,756)

Net cash provided by operating activities	2,045	5,201	7,858	19,073

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	51,990	59,977	59,681	484,891
Payments to acquire marketable securities	(51,111)	(56,019)	(67,613)	(476,693)
Proceeds from sales of property, plant and equipment	340	369	1,416	3,171
Proceeds from sales and redemption of investments	926	2,130	1	8,636
Capital expenditures	(5,418)	(2,338)	(2,104)	(50,532)
Payments to acquire investments	(2,985)	(776)	(716)	(27,840)
Payments to acquire investments in affiliated companies	(16)	(1,690)	(150)	(149)
(Increase) decrease in other assets	746	(325)	(354)	6,958

Net cash provided by (used in) investing activities	(5,528)	1,328	(9,839)	(51,558)

FINANCING ACTIVITIES:
Increase (decrease) in short-term bank loans	2,813	(1,595)	(1,647)	26,236
Proceeds from issuance of long-term debt	45	49	183	420
Repayments of long-term debt	(380)	(158)	(181)	(3,544)
Repurchase of treasury stock	(23)	(2,456)	(2,348)	(215)
Dividends paid on common stock	(2,159)	(1,978)	(2,013)	(20,136)

Net cash provided by (used in) financing activities	296	(6,138)	(6,006)	2,761

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(61)	(194)	(148)	(568)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS - (Forward)	¥(3,248)	¥197	¥(8,135)	$(30,292)

(Continued)

Wacoal Corp. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended March 31, 2005, 2004 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2005	2004	2003	2005
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS - (Forward)	¥(3,248)	¥197	¥(8,135)	$(30,292)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	27,443	27,246	35,381	255,950

CASH AND CASH EQUIVALENTS, END OF YEAR	¥24,195	¥27,443	¥27,246	$225,658

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥85	¥114	¥154	$793
Income taxes	5,395	5,846	4,543	50,317

NONCASH INVESTING ACTIVITIES:
Fair value of marketable securities received in exchange for certain other marketable securities with a recorded amount of ¥60 million in 2003			496

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

Foreign Currency Translation - Assets and liabilities of international subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period. Translation adjustments are included in other comprehensive income (loss). Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

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

If decline in the fair value of marketable securities is determined to be other than temporary, an impairment charge is recorded in the consolidated statements of income. The Companies principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. The Companies may also consider other factors, including their ability and intent to hold the applicable investment securities until maturity, and the severity of the decline in fair value.

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

Impairment of Long-Lived Assets - The carrying values of long-lived assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable.

The Companies recorded ¥2,574 million and ¥556 million in impairment charges on long-lived assets for the years ended March 31, 2004 and 2003, respectively, which resulted from the impairment of primarily land and buildings related to a warehouse facility in 2004, and an apartment complex in 2003 held and operated by the Companies with a fair value of ¥1,252 million and ¥398 million, respectively. In 2004, as a result of changes in business plans in which the Companies reconsidered the intended use of the land and warehouse facility, the Companies evaluated the recoverability of the assets and recognized an impairment. The fair values of the land and warehouse facility were determined by an independent appraisal. In 2003, the Companies evaluated the recoverability of the apartment complex and recognized an impairment loss, due to the significant deterioration of real estate value in Japan. The fair value of the apartment complex assets was determined by the discounted cash flow approach. No impairment charges were recorded in the year ended March 31, 2005.

Derivatives - Derivative instruments, including certain derivative instruments embedded in other contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities as Amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Changes in the fair value of a derivative are recorded in other comprehensive income (loss) or in earnings, depending on its intended use. Changes in fair value of foreign currency forward exchange contracts designated as fair value hedges of recognized assets and liabilities and firm commitments are recognized in income. Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of recognized assets and liabilities and firm commitments are reported in accumulated other comprehensive income. These amounts are reclassified into income in the same period as the hedged items affect income.

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

Advertising Expenses - Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2005, 2004 and 2003 were ¥13,241 million ($123,494 thousand), ¥12,878 million and ¥11,850 million, respectively.

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

Reclassifications - Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

Recent Accounting Pronouncements:

Inventory Costs, an Amendment of ARB No. 43, Chapter 4 - In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Companies do not expect the adoption of SFAS No. 151 to have a material effect on the consolidated financial statements.

Share Based Payment - In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share Based Payment”. This statement is applicable to awards issued after the effective date and all awards prior to the effective date that remain unvested on the effective date and requires that all equity-based compensation be recorded in the consolidated financial statements at the grant date fair value. In April 2005, the Securities and Exchange Commission announced a deferral of the effective date of SFAS No. 123 (revised 2004). Under this deferral, SFAS No. 123 (revised 2004) is required to be adopted as of the beginning of the Companies’ first annual reporting period that begins after June 15, 2005. The Companies do not expect the adoption of SFAS No. 123 (revised 2004) to have any effect on the consolidated financial statements as the Companies do not make share based payments to employees or directors.

Exchanges of Nonmonetary Assets, an Amendment to APB Opinion No. 29 - In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29”. SFAS No. 153 eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. SFAS No. 153 is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The Companies do not expect the adoption of SFAS No. 153 to have a material effect on the consolidated financial statements.

Accounting for Conditional Asset Retirement Obligations - In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). This interpretation clarifies the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation are conditional on a future event and where an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for conditional asset retirement obligations occurring during fiscal years ending after December 15, 2005. The Companies do not expect FIN 47 to have material effect on the consolidated financial statements.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥107.22 to $1, the buying rate for yen in New York City at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3	MARKETABLE SECURITIES AND INVESTMENTS

The fair value of marketable debt and equity securities is based on quoted market prices at March 31, 2005 and 2004. The fair values of the marketable debt and equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2005	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥19,920	¥21	¥15	¥19,926
Bank debt securities	13,412	88	3	13,497
Mutual fund	4,404	43	11	4,436
National debt securities	5,521	16		5,537

Total	¥43,257	¥168	¥29	¥43,396

Noncurrent:
Equity securities	¥17,294	¥13,398	¥18	¥30,674

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2004	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥22,962	¥19	¥4	¥22,977
Bank debt securities	12,781	87	5	12,863
Mutual fund	5,722	43	9	5,756
National debt securities	2,722	2	4	2,720

Total	¥44,187	¥151	¥22	¥44,316

Noncurrent:
Equity securities	¥15,457	¥13,805	¥6	¥29,256

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2005	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	$185,786	$196	$140	$185,842
Bank debt securities	125,089	821	28	125,882
Mutual fund	41,075	401	103	41,373
National debt securities	51,492	149		51,641

Total	$403,442	$1,567	$271	$404,738

Noncurrent:
Equity securities	$161,295	$124,958	$168	$286,085

Gross unrealized holding losses and fair values of marketable debt and equity securities which had been in a continuous unrealized loss position for less than 12 months at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2005	Fair Value	Loss	Fair Value	Loss
Current:
Corporate debt securities	¥2,885	¥15	$26,907	$140
Bank debt securities	4,897	3	45,672	28
Mutual fund	2,582	11	24,081	103

Total	¥10,364	¥29	$96,661	$271

Noncurrent:
Equity securities	¥547	¥18	$5,102	$168

	Millions of Yen
		Gross
		Unrealized
2004	Fair Value	Loss
Current:
Corporate debt securities	¥3,778	¥4
Bank debt securities	4,402	5
Mutual fund	1,587	9
National debt securities	506	4

Total	¥10,273	¥22

Noncurrent:
Equity securities	¥511	¥6

There were no securities which had been in a continuous unrealized loss position over 12 months at March 31, 2005 and 2004.

Future maturities of debt securities classified as available-for-sale at March 31, 2005 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value
Due within one year	¥19,859	¥19,864	$185,217	$185,264
Due after one year through five years	15,790	15,867	147,267	147,985
Due after five years through ten years	3,204	3,229	29,883	30,116

Total	¥38,853	¥38,960	$362,367	$363,365

Proceeds from sales of available-for-sale securities were ¥2,697 million ($25,154 thousand), ¥2,631 million and ¥1,741 million for the years ended March 31, 2005, 2004 and 2003, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥572 million ($5,335 thousand), ¥933 million and ¥1 million, respectively. The gross realized losses on the sales of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥9 million ($84 thousand), ¥4 million and ¥53 million, respectively.

During the year ended March 31, 2003, the Companies exchanged certain equity securities for other securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥436 million in the year ended March 31, 2003. No such exchanges were made in the years ended March 31, 2005 and 2004.

The Companies recognized impairment charges on investments of ¥618 million ($5,764 thousand), ¥142 million and ¥3,566 million in the years ended March 31, 2005, 2004 and 2003, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and aggregated ¥801 million ($7,471 thousand) and ¥616 million at March 31, 2005 and 2004, respectively. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event or change in circumstances that may have a significant adverse effect on the carrying value of the investment.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2004	2003	2005
Balance at beginning of year	¥149	¥222	¥645	$1,390
Charged to costs and expenses		13	83
Balances written-off/reversed	(77)	(86)	(506)	(718)

Balance at end of year	¥72	¥149	¥222	$672

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2004	2003	2005
Balance at beginning of year	¥1,991	¥2,066	¥2,320	$18,569
Charged to costs and expenses	2,142	1,991	2,066	19,978
Balances utilized	(1,991)	(2,066)	(2,320)	(18,569)

Balance at end of year	¥2,142	¥1,991	¥2,066	$19,978

5.	INVENTORIES

Inventories at March 31, 2005 and 2004 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2004	2005
Finished products	¥22,296	¥21,955	$207,946
Work in process	2,918	2,730	27,215
Raw materials	1,571	1,375	14,652

Total	¥26,785	¥26,060	$249,813

6.	SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2005 and 2004 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2004	2005
Unsecured bank loans	¥4,537	¥1,339	$42,315
Collateralized bank loans	2,215	2,615	20,658

Total	¥6,752	¥3,954	$62,973

The weighted average annual interest rates on short-term bank loans as of March 31, 2005 and 2004 were 1.1% and 1.5%, respectively.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2004	2005
Unsecured loans principally from banks and an insurance company, with interest at 1.65% (based on current market rates), maturing through 2007	¥50	¥317	$466
Other	109	179	1,017

Total	159	496	1,483
Less current portion	60	374	560

Long-term debt, less current portion	¥99	¥122	$923

The annual maturities of long-term debt at March 31, 2005 were as follows:

		Thousands of
Year Ending March 31:	Millions of Yen	U.S. Dollars
2006	¥60	$560
2007	99	923

Total	¥159	$1,483

At March 31, 2005, assets pledged as collateral for short-term bank loans and long-term debt were property, plant and equipment with a net book value of ¥224 million ($2,089 thousand).

As is customary in Japan, the Companies maintain deposit balances with banks and certain financial institutions with which they have short- or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal.

In addition, collateral must be given if requested by a lending bank and such bank has the right to offset cash deposited with it against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank. The Companies have never received such requests for additional collateral.

7.	LEASES

The Companies rent certain facilities and equipment under lease arrangements classified as operating leases. Future minimum rental commitments on non-cancelable operating leases are presented below:

		Thousands of
	Millions of Yen	U.S. Dollars
Year Ending March 31:
2006	¥818	$7,629
2007	755	7,042
2008	447	4,169
2009	160	1,492
2010	168	1,567
Thereafter	1,376	12,833

Total	¥3,724	$34,732

Rental expenses were ¥3,703 million ($34,536 thousand), ¥3,174 million and ¥2,811 million for the years ended March 31, 2005, 2004 and 2003, respectively.

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

The Companies use a March 31 measurement date for the majority of its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligation liabilities shown above were as follows:

	2005	2004
Discount rate	2.5%	2.5%
Rate of increase in future compensation	0.5%	0.4%

The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2005	2004	2003
Discount rate	2.5%	2.5%	3.0%
Expected long-term rate of return on plan assets	2.5%	2.5%	3.0%
Rate of increase in future compensation	0.4%	0.4%	0.4%

The Company’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20 year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.

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

The Companies’ investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Companies’ investments are broadly diversified, typically consisting primarily of equity and debt securities. The Companies believe these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payment. This asset allocation differed from the existing asset allocation at March 31, 2004 as disclosed below due to a temporary shift of assets to cash and cash equivalents in preparation for the transfer of the substitutional portion of plan assets to the government.

The asset allocation at March 31, 2005 and 2004 was as follows:

	2005	2004
Equity securities	60.6%	45.3%
Debt securities	25.6%	16.4%
Life insurance company general accounts	11.3%	10.5%
Cash and cash equivalents	2.5%	27.8%

The Company applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion in accordance with the Defined Benefit Pension Plan Law enacted in April 2002 and received approval from the government in January 2003. In January 2004, the Company received approval for exemption of the benefit obligation for past service related to the substitutional portion. In September 2004, the substitutional portion of the benefit obligation and related plan assets were transferred to the government.

In accordance with the Emerging Issue Task Force (“EITF”) Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), the Company accounted for the entire separation process upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. The transfer resulted in the Company recording a subsidy from the government of ¥7,100 million ($66,219 thousand) representing the difference between the substitutional portion of the accumulated benefit obligation and the related plan assets. In addition, the Company recorded a gain from derecognition of previously accrued salary progression of ¥1,716 million ($16,004 thousand), and a settlement loss from recognition of actuarial losses of ¥2,644 million ($24,660 thousand) in the year ended March 31, 2005.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2004	2005
Change in Benefit Obligation:
Benefit obligation at beginning of year	¥54,618	¥55,115	$509,401
Service cost	1,811	1,589	16,891
Interest cost	1,063	1,302	9,914
Participants’ contributions	114	131	1,063
Actuarial gain	(1,113)	(1,964)	(10,380)
Plan amendments	—	(68)	—
Benefits paid from plan assets	(218)	(1,018)	(2,033)
Benefits paid by the Companies	(1,846)	(169)	(17,217)
Settlement paid	(354)	(300)	(3,302)
Return of substitutional portion of employee pension fund	(17,594)	—	(164,093)

Benefit obligation at end of year	36,481	54,618	340,244

Change in Plan Assets:
Fair value of plan assets at beginning of year	35,513	29,191	331,216
Actual return on plan assets	922	5,466	8,599
Employer contributions	2,668	1,912	24,884
Participants’ contributions	114	131	1,063
Benefit payments	(218)	(1,018)	(2,033)
Settlement Payments	(1,846)	(169)	(17,217)
Return of substitutional portion of employee pension fund	(8,777)	—	(81,860)

Fair value of plan assets at end of year	28,376	35,513	264,652

Funded Status:
Funded status at end of year	8,105	19,105	75,592
Unrecognized net actuarial loss	(3,327)	(8,616)	(31,029)
Unrecognized prior service benefit	1,690	1,896	15,762

Net amount recognized	¥6,468	¥12,385	$60,325

Net periodic benefit costs for the Companies’ plans consisted of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2004	2003	2005
Service cost	¥1,811	¥1,589	¥2,146	$16,891
Interest cost on projected benefit obligation	1,063	1,302	1,355	9,914
Expected return on plan assets	(629)	(642)	(808)	(5,866)
Net amortization	1,110	3,153	1,832	10,353
Derecognition of previously accrued salary progression	(1,716)			(16,005)
Settlement loss	2,644			24,660

	¥4,283	¥5,402	¥4,525	$39,947

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.

The accumulated benefit obligation for all domestic defined benefit plans was ¥33,615 million ($313,514 thousand) and ¥49,646 million at March 31, 2005 and 2004, respectively.

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2004	2005
Amounts recognized in the consolidated balance sheets consist of:
Accrued benefit cost	¥6,468	¥14,188	$60,325
Accumulated other comprehensive loss		(1,803)

Net amount recognized	¥6,468	¥12,385	$60,325

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥33,454	¥50,974	$312,013
Accumulated benefit obligations	30,610	46,003	285,488
Fair value of plan assets	27,824	34,032	259,504

The minimum pension liability adjustment included in accumulated other comprehensive income (loss) was recorded on the consolidated balance sheet net of a deferred income tax asset of ¥741 million at March 31, 2004. No minimum pension liability adjustment was recorded at March 31, 2005.

The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥2,769 million ($25,825 thousand) to its plans in the year ending March 31, 2006.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year Ending March 31:
2006	¥1,242	$11,584
2007	1,168	10,893
2008	1,939	18,084
2009	2,311	21,554
2010	1,242	11,584
2011 - 2015	13,322	124,249

The Companies also provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥718 million ($6,697 thousand) and ¥167 million and ¥1,246 million were paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2005, 2004 and 2003, respectively.

Termination Plan for Directors and Corporate Auditors - The Companies have termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in lump-sum upon termination and requires the approval of the shareholders before payment.

In accordance with EITF 88-1, the Companies record a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors resign at each balance sheet date. The liability for termination benefits for directors and corporate auditors at March 31, 2005 and 2004 was ¥615 million ($5,736 thousand) and ¥606 million, respectively.

9.	SHAREHOLDERS’ EQUITY

Japanese companies are subject to the Japanese Commercial Code (the “Code”).

The Code requires that at least 50% of the issue price of new shares is recorded as common stock and the remaining net proceeds as additional paid-in capital. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders’ accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company’s legal reserve amount, which is included in retained earnings, totals ¥4,209 million ($39,256 thousand) and ¥4,162 million as of March 31, 2005 and 2004, respectively.

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

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥110,134 million ($1,027,178 thousand) as of March 31, 2005, based on the amount recorded in the parent company’s general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

10.	OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of accumulated other comprehensive income (loss) were reported net of income taxes as follows:

	Millions of Yen
	2005			2004			2003
		Tax			Tax			Tax
	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount	Amount	Credit	Amount	Amount	Credit	Amount
Foreign currency translation adjustments	¥(325)	¥17	¥(308)	¥(1,686)	¥121	¥(1,565)	¥(1,374)	¥364	¥(1,010)
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	(334)	113	(221)	12,369	(4,781)	7,588	(3,527)	1,534	(1,993)
Reclassification adjustments	(76)	31	(45)	152	(63)	89	1,610	(662)	948

Net unrealized gain (loss)	(410)	144	(266)	12,521	(4,844)	7,677	(1,917)	872	(1,045)
Minimum pension liability	1,620	(666)	954	9,064	(3,725)	5,339	(6,461)	2,613	(3,848)

Other comprehensive income (loss)	¥885	¥(505)	¥380	¥19,899	¥(8,448)	¥11,451	¥(9,752)	¥3,849	¥(5,903)

	Thousands of U.S. Dollars
	2005
		Tax
		(Expense)	Net
	Pre-Tax Amount	Credit	Amount
Foreign currency translation adjustments	$(3,031)	$159	$(2,873)
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	(3,115)	1,054	(2,061)
Reclassification adjustments	(709)	289	(420)

Net unrealized gain (loss)	(3,824)	1,343	(2,481)
Minimum pension liability	15,109	(6,212)	8,898

Other comprehensive income (loss)	$8,254	$(4,710)	$3,544

11.	INCOME TAXES

Income before income taxes, equity in net income of affiliated companies, and minority interests is summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2004	2003	2005
Japan	¥12,789	¥4,791	¥4,550	$119,278
Foreign	(710)	(259)	54	(6,622)

Total	¥12,079	¥4,532	¥4,604	$112,656

Income taxes are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2005	2004	2003	2005
Current
Japan	¥2,437	¥5,011	¥4,689	$22,729
Foreign	604	763	554	5,633

	¥3,041	¥5,774	¥5,243	$28,362

Deferred
Japan	¥2,890	¥(3,196)	¥(2,872)	$26,954
Foreign	(131)	(58)	116	(1,222)

	¥2,759	¥(3,254)	¥(2,756)	$25,732

Total income taxes	¥5,800	¥2,520	¥2,487	$54,094

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2005, 2004 and 2003:

	2005	2004	2003
Normal Japanese statutory rates	40.7%	42.1%	42.1%
Increase in taxes resulting from:
Permanently non-deductible expenses	3.7	9.8	5.8
Change in valuation allowance	3.8	(0.3)	12.9
Undistributed earnings of foreign subsidiaries	0.5	(2.7)	4.1
Additional tax charges		16.8
Differences in subsidiaries’ tax rate	(1.9)	(3.1)	(9.4)
Tax exemption	(0.9)	(5.1)	(1.4)
Other - net	2.1	(1.9)	(0.1)

Effective tax rates	48.0%	55.6%	54.0%

Under the provisions of SFAS No. 109, the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates in effect. During the year ended March 31, 2003, the normal statutory tax rate was decreased from 42.1% to 40.7% effective April 1, 2004. The provision for income taxes for the year ended March 31, 2003 included a ¥61 million charge to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

In the year ended March 31, 2004, the Companies were assessed with additional income taxes plus interest of ¥760 million as a result of an income tax audit for the fiscal years ended March 31, 1998 through 2003 conducted by the Japanese tax authorities.

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2005 and 2004 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2005		2004		2005
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Sales returns	¥812		¥754		$7,573
Inventory valuation	1,269		1,244		11,835
Accrued bonuses	1,360		1,499		12,684
Intercompany profits	187		191		1,744

Valuation loss on investments	624		794		5,820

Gain on sales of property, plant and equipment		¥1,819		¥1,631		$16,965
Undistributed earnings of foreign subsidiaries		2,002		1,890		18,672
Net unrealized gain on securities		5,502		5,652		51,315
Net realized gain on exchange of equity securities		1,996		2,015		18,616
Capitalized supplies	365		390		3,404
Enterprise taxes	62		225		578
Accrued vacation	909		922		8,478
Pension expense	2,455		5,170		22,897
Tax loss carryforwards	1,717		1,486		16,014
Fixed assets	1,657		1,642		15,454
Other temporary differences	799	5	1,342	532	7,453	47

Total	12,216	11,324	15,659	11,720	113,934	105,615
Valuation allowance	(1,645)		(1,185)		(15,342)

Total	¥10,571	¥11,324	¥14,474	¥11,720	$98,592	$105,615

A valuation allowance was recorded against the deferred tax assets, primarily related to loss carryforwards, of certain domestic and foreign subsidiaries. The valuation allowance increased by ¥460 million ($4,290 thousand) and ¥592 million for the years ended March 31, 2005 and 2003, respectively, and decreased by ¥14 million for the year ended March 31, 2004.

At March 31, 2005, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Year Carryforward Expires:
2006	¥120	$1,119
2007	117	1,091
2008	117	1,091
2009	538	5,018
2010	1,144	10,670
2011	1,136	10,595
2012	945	8,814
Indefinitely until utilized	257	2,397

Total	¥4,374	$40,795

12.	RELATED PARTY TRANSACTIONS

The Company purchases merchandise from numerous suppliers throughout the world, including from certain affiliates of the Company. The Company purchased merchandise from affiliates in the amount of ¥1,805 million ($16,835 thousand), 2,437 million, and ¥1,822 million in fiscal years ended March 31, 2005, 2004, and 2003. The amounts payable to affiliates were 2 million ($19 thousand) at March 31, 2005 and 2004.

The Company also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥1,679 million ($15,659 thousand), ¥1,259 million, and ¥1,123 million in fiscal years ended March 31, 2005, 2004, and 2003. The amounts receivable from affiliates were 286 million ($2,667 thousand) and 282 million at March 31, 2005 and 2004, respectively.

13.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT

The Company accounts for its earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Fully diluted income per share is not computed as there are no common stock equivalents.

The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted average number of common shares outstanding. The average number of common shares outstanding used in the computations was 143,956,284 shares for 2005, 146,226,674 shares for 2004 and 148,772,325 shares for 2003.

14.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments - The carrying amount of cash and cash equivalents and short term bank loans approximates fair value because of the short maturities of these instruments. The fair values of current and noncurrent marketable securities, as presented in Note 3, are primarily estimated based on quoted market prices for these securities.

The fair value of long-term debt including current portion at March 31, 2005 and 2004 was ¥160 million ($1,492 thousand) and ¥498 million, respectively. These fair values are based on comparisons of instruments with similar terms and maturities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Forward Currency Exchange Contracts - The Company occasionally uses forward currency exchange contracts to manage its exposure to foreign currency fluctuation on the transactions dominated in foreign currencies. At March 31, 2005, the notional amount of its open forward currency contract was for the purchase of $3,000 thousand U.S. dollars. The Company recorded the changes in the fair value of the derivative contract of 10 million in other income since it was not designated as a hedge in the year ended March 31, 2005. No derivative contact was outstanding as of March 31, 2004.

Concentration of Credit Risk - The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores. The Company’s management believes that no concentration of credit risk existed at March 31, 2005.

15.	COMMITMENTS AND CONTINGENCIES

The Company has outstanding purchase commitments at March 31, 2005 of approximately 3,776 million ($35,217 thousand) related to construction of the West Japan distribution center.

There are no material pending legal proceedings, other than those involving ordinary routine litigation incidental to the business. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability, if any, would not have material effect on the consolidated financial statements.

16.	SUBSEQUENT EVENT

The Company announced in May 2005 its plan to spin off all of the Company’s businesses into a new wholly owned subsidiary and to effect a transition to a holding company structure as of October 1, 2005. The plan will be submitted for approval at the ordinary general meeting of shareholders to be held on June 29, 2005.

The Board of Directors of the Company intends to propose for approval at the shareholders’ meeting to be held on June 29, 2005, payment of a cash dividend of ¥100 ($0.93) per 5 shares of common stock to holders of record as of March 31, 2005 for the year then ended (aggregate amount of ¥2,878 million ($26,842 thousand)).

* * * * * *

SIGNATURES

     Wacoal Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL CORP.
(Registrant)

By	/s/ Ikuko Otani

Ikuo Otani Corporate Officer
Director of Finance, Corporate Planning

Date: July 8, 2005