Form 20-F
period 2006-03-31
WACOAL HOLDINGS CORP
filed 2006-07-07
CIK 104040

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MARCH 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                       TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
Commission file number 0-11743
KABUSHIKI KAISHA WACOAL HOLDINGS
(Exact Name of Registrant as Specified in Its Charter)
WACOAL HOLDINGS CORP.
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
Common Stock Outstanding:
144,016,685 shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑	Accelerated Filer ☐	Non-Accelerated Filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item17 ☑     Item18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to our development and sale of products, the expansion and operation of our SPA (Specialty store retailer of Private label Apparel) store network, our sales activities through catalog and Internet channels, the implementation of our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives, continued development of our overseas business and operations, developments in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.
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

CERTAIN REFERENCES
     As used in this annual report, unless the context otherwise requires, the “Company” and “Wacoal Holdings” refer to Wacoal Holdings Corp., and “Wacoal”, “we,” “us,” “our” and similar terms refer to Wacoal Holdings Corp. and its consolidated subsidiaries.
     The Company’s fiscal year end is March 31. In this annual report, “fiscal year 2006” refers to the Company’s fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner.
CURRENCIES AND EXCHANGE RATES
     We publish our financial statements in Yen. In this annual report, references to “U.S. dollars” or “$” are to the currency of the United States and references to “Yen” or “¥” are to the currency of Japan.
     Solely for your convenience, certain Yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the Yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥115.65 to $1.00 on July 5, 2006.

PART I
ITEM 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
ITEM 2. Offer Statistics and Expected Timetable.
     Not applicable.
ITEM 3. Key Information.
     A. Selected Financial Data.
     The following selected historical consolidated financial data of Wacoal Holdings have been derived from the audited Consolidated Financial Statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2006, 2005, 2004, 2003 and 2002. The selected consolidated income statement data for the fiscal years ended March 31, 2006, 2005 and 2004, and the selected consolidated balance sheet data as of March 31, 2006 and 2005, are derived from the audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this Form 20-F. In addition, the following table presents selected consolidated income statement data for the fiscal years ended March 31, 2003 and 2002, and selected consolidated balance sheet data as of March 31, 2004, 2003 and 2002, derived from Wacoal Holdings’ audited Consolidated Financial Statements not included in this Form 20-F.

	(Yen in millions and U.S. Dollars in thousands, unless otherwise indicated)
	Year ended/as of March 31,
	2006		2005	2004	2003	2002
Net sales	¥164,122	$1,397,021	¥160,968	¥163,155	¥163,709	¥162,829
Operating income	1,333	11,347	11,766	3,016	7,264	7,186
Net income	2,821	24,013	6,790	2,902	2,898	4,983
Working capital[1]	75,208	640,177	85,330	89,951	90,910	90,295
Total assets	242,296	2,062,445	226,196	224,803	218,105	223,985
Capital stock	13,260	112,870	13,260	13,260	13,260	13,260
Shareholders’ equity	186,475	1,587,291	175,746	170,758	160,839	168,205
Long-term debt (including capital leases)	32	272	99	122	455	463
Per American Depositary Share (5 shares of common stock):
Net income (basic and fully diluted)	98	0.83	236	99	97	166
Cash dividends declared:
Japanese Yen	100	—	100	75	68	68
U.S. dollars	—	0.85	0.93	0.72	0.58	0.51
Weighted average number of shares of common stock outstanding (thousands)	143,934	143,934	143,956	146,227	148,772	149,986

1.	“Working capital” means the amount of “total current assets” less “total current liabilities”.
     We publish our financial statements in Yen. The following table sets forth information regarding the noon buying rates for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Yen per $1.00 during the periods shown. The noon buying rate was ¥115.65 to $1.00 on July 5, 2006.

	Year ended March 31,
Yen exchange rates per U.S. dollar[1]	2006	2005	2004	2003	2002
Period end[2]	117.48	107.22	104.18	118.07	132.70
Average rate during period[3]	113.67	107.28	112.75	121.10	125.13
Highest rate during period	120.93	114.30	120.55	133.40	134.77
Lowest rate during period	104.41	102.26	104.18	115.71	116.55

Yen exchange rates	Highest rate	Lowest rate
per U.S. dollar	during period	during period
February 2006	118.95	115.82
March 2006	119.07	115.89
April 2006	118.66	113.79
May 2006	113.46	110.07
June 2006	116.42	111.66
July 2006 (through July 5)	115.65	114.92

1.	All figures have been derived from figures released through the web site of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.
     B. Capitalization and Indebtedness.
     Not applicable.
     C. Reasons for the Offer and Use of Proceeds.
     Not applicable.
     D. Risk Factors.
     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on Wacoal Holdings, and a material decline in the trading price of our common stock and American Depositary Shares, or ADSs.
Continued weak consumer spending in Japan would hurt our business
     During fiscal year 2006, the Japanese market accounted for approximately 88% of our sales, and we expect that our sales in Japan will account for approximately an equivalent proportion of our sales in fiscal year 2007. As a result, we believe that the general level of consumer spending in Japan has a significant impact on our sales and profitability. Consumer spending in Japan was generally weak for a prolonged period prior to fiscal year 2006, which we believe had a negative impact on our sales and profitability during such period. Although consumer spending showed some recovery in fiscal year 2006, we do not know whether such recovery will continue, and we do not expect that any continued recovery in consumer spending in Japan — including spending in our core women’s intimate apparel market — will be significant enough to result in material increases in our sales. We believe that this environment will make it more difficult for us to increase our sales and profitability.

Continued difficulties faced by department stores and other general retailers in Japan would hurt our business
     In fiscal year 2006, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan. Although we are attempting to increase our sales made through our own SPA (Specialty store retailer of Private label Apparel) stores, our catalog business and our Internet operations, we expect that the large majority of our total sales will continue to be made through department stores and other general retailers in Japan for the foreseeable future.
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
     Continued weakness in the general merchandise retail sector in Japan could cause our business and financial performance and condition to materially suffer for a number of reasons. For example, it will be difficult for us to increase our sales if the performance of our general retail customers does not improve, because we make most of our sales through these customers. The failure of one or more of our important general retail customers could materially harm our business due to the immediate loss of sales formerly represented by a failed retailer and our potential inability to collect some or all of our outstanding accounts receivable from that retailer. In addition, increased consolidation in the Japanese general retail sector may allow our customers to increase their bargaining power in negotiating pricing and other terms of trade with us, which could hurt our business and performance.
Our success depends on our ability to effectively anticipate and respond to consumer tastes and preferences and deliver high-quality products
     Our success depends in part on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. Customer tastes and fashion trends change rapidly and are difficult to predict. If we are unable to successfully anticipate or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will suffer and we may be faced with significant amounts of unsold inventory. In response, we may be forced to reduce our product prices, increase our marketing promotions or take other steps, which could have a material adverse effect on sales, operations and financial condition.
     In addition, we believe that we have established broad brand recognition in our core Japanese market for our high quality and fashionable women’s innerwear garments, and that this brand recognition is very important for our ability to target the high end of the women’s innerwear market. Our brand image may suffer if merchandise misjudgments or similar problems, such as the temporary recall of our 3-D NAMI NAMI summer 2005 campaign product due to a defect, cause consumers to believe that we are not able to offer attractive fashions and top-quality products. If any event were to occur that harms our reputation for producing high-quality products, our sales, operations and financial condition would materially suffer.
We may not be able to increase sales of our products designed for younger women and mature women
     We believe that our future sales growth and profitability will depend in part on our ability to increase our sales of innerwear and other products to younger women and mature women. Increased sales to younger women are important to increase our market reach and develop brand loyalty with consumers at a relatively early age, while sales to mature women will be increasingly important as Japan’s population ages and mature women become a growing proportion of our total market.
     To achieve these sales goals, we are implementing a strategy of selling apparel aimed at younger women (in addition to other consumers) through our own SPA specialty retail stores. We also believe that our recently announced strategic alliance with Peach John will help us develop and market a broader range of innerwear products that are attractive to younger women. We are attempting to increase sales to mature women through special product lines (such as our La Vie Aisée and Gra-P intimate apparel lines) that are targeted to mature women. However, we cannot assure you that our efforts to achieve consistent and profitable sales growth from these targeted consumers will be successful. For example, risks that may negatively affect our efforts to sell more products to younger women include intense competition for these consumers from lower-priced intimate apparel and from other specialty retail store operators, our relative inexperience in managing our own stores and the greater need for more fashionable products for younger women, which may increase the risk of predicting and reacting to fashion trends and other product development issues.
We are subject to inventory risks that could negatively impact our operating results
     Fluctuations in the demand for our products may affect the inventory we own because we usually manufacture our products well in advance of the applicable season and sometimes before fashion trends are identified or evidenced by customer purchases. In addition, the cyclical nature of the retail business requires us to carry additional inventory, especially prior to peak selling seasons when we generally build up inventory levels. We generally enter into contracts for the purchase and manufacture of merchandise with our suppliers well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to sub-optimal selection and timing of merchandise purchases.
     We review our inventories on a regular basis for their salability and for indications of obsolescence to determine if a write down to market value is necessary. The revaluation of inventories is based on the age of inventories, likelihood of obsolescence, actual product movements, changes in market demand, and other factors. Any write downs of inventory resulting from such reviews may have an adverse impact on our earnings and profitability, depending on the extent of the markdowns and the amount of inventory affected.
Improvement in our profitability will depend in large part on our ability to reduce costs
     Reducing our costs of conducting business is a key element of our strategy to improve our profitability and business performance. In recent years we have taken certain steps intended to reduce our costs, and we expect to continue these efforts. For example, to improve the efficiency of our product distribution system, we have reduced the number of our distribution centers from 18 in 1998 to 5 as of March 31, 2006. In addition, we are seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. We also expanded our early retirement program and have taken other steps to reduce our labor costs in Japan.
     However, we may not be successful in materially reducing our costs, and any cost reductions that we achieve may not be large enough to compensate for difficulties that we may face in increasing our sales. For instance, most of our intimate apparel products are aimed at the higher end of the market and require high quality fabric, which often must be custom made to our specifications. Although in fiscal year 2006 we produced 27.2% of our products on a revenue basis in China, Vietnam and other lower-cost countries, there is a shortage of fabric suppliers in these countries that can meet our requirements for high quality fabric, and we expect this shortage to continue. Also, workforce restructuring and similar measures may require us to obtain the support of labor unions and other constituencies and to make severance payments and incur other costs, which may harm our financial performance. For example, we incurred severance and retirement expenses of ¥7,521 million in connection with our expanded early retirement program and the closure of one of our factories during the fiscal year ended March 31, 2006.
Our SPA specialty retail store network may not be successful
     As of June 30, 2006 we had a total of 98 SPA specialty retail stores, including 5 factory outlet stores. Our target is to expand our SPA store network to approximately 105 stores by March 2007. Through our SPA specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products.
     However, there are a number of risks that we must address in order for our SPA specialty retail stores to succeed, and we may not be successful in resolving these risks, especially in light of our limited experience in operating our own stores. For example:
•	Our SPA specialty retail store strategy depends in large part on our ability to find attractive store locations that will provide sufficient customer traffic to drive sales.

•	We must compete for good store locations with other retailers pursuing similar strategies.

•	We may not be able to open new stores with capital investment, leasing and other costs that will allow us to earn a reasonable return.

•	We must effectively recruit personnel, control inventory, market our stores and new product lines and otherwise operate our stores successfully.

•	We are developing and marketing distinct lines of intimate apparel for our SPA specialty retail stores under brands that do not feature the Wacoal name in order to reach the targeted customers for our stores and avoid competition with our general retail customers who carry our Wacoal brand apparel. This strategy carries risks, including the risk that our new apparel lines may not meet the fashion, function and other needs of our targeted customers.

•	We opened our first SPA store in 2002. This limited period of operational history makes it difficult for us to evaluate the performance of our SPA stores to date, and to estimate whether we will achieve success in the future.
We may experience difficulties in successfully increasing our catalog and Internet sales
     We believe that our catalog and Internet sales will be increasingly important in achieving sales growth, and we are seeking to strengthen our capabilities in these channels. However, we face challenges in our catalog and Internet sales strategies. Our sales through these channels currently represent a small share of our overall sales. We face intense competition in our catalog and Internet business, and many of our competitors have more experience and have devoted more resources to these channels than we have. Additionally, our profit margins on catalog and Internet sales are typically lower than our margins on our products sold through our core general retailer channel, and thus even higher sales volume through the catalog and Internet channels may not adequately replace sales through our core channels. We may not be successful in increasing our catalog and Internet sales sufficiently to compensate for continued flat or declining sales through our core general retailer channel.
It may be difficult for us to attract and retain highly qualified personnel
     Our business success depends significantly on our ability to attract, train and retain qualified personnel. The competition for qualified personnel in Japan is intensifying due to factors such as increased demand for labor as a result of improved economic conditions, and a gradual reduction of the working population due to demographic trends in Japan. Our ability to attract qualified personnel depends in large part on our ability to establish and maintain a positive image among students and other potential future employees. We are particularly dependent on employees with knowledge and experience in the areas of product planning and manufacturing technology. We may not be successful in attracting and retaining qualified personnel, which may have a material adverse effect on our financial condition and results of operations.
Our business is highly competitive
     The sale of intimate and other apparel is highly competitive. We compete for sales with a range of other apparel companies. Our principal intimate apparel competitors in Japan are Triumph, Charle and Cecille, and we also compete with a number of other mass market and specialty apparel companies, such as Fast Retailing.
     An important factor affecting the competitive environment in our industry in recent years has been the increased penetration of lower priced garments in the market. Factors driving this trend include increased product sourcing and production in China, Vietnam and other lower-cost countries, the introduction of new manufacturing technologies, consolidation in the retail industry and a prolonged period of sluggish consumer spending, particularly in Japan. We believe that our strategy of focusing on the higher end of the intimate apparel market helps us to mitigate the potential negative effects of such trends on our business and performance, including possible loss of market share and reduced profitability. However, we are affected by these competitive trends and we cannot make assurances that our strategy will be successful.
     Additionally, we continue to be challenged by the emergence of new and competitive retail concepts in the Japanese intimate apparel industry, which target customers through catalog marketing, e-commerce and other means. Increased competition could result in price reductions, increased marketing expenditures and loss of sales volume and market share, all of which could have a material adverse effect on our sales, financial condition and results of operations.
Our business is affected by seasonality
     Our business performance and results are affected by seasonality. We typically launch new intimate apparel product campaigns for the spring/summer and fall/winter seasons of each year. Our business success depends in large part on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and often before new fashion trends are confirmed by consumer purchases.
     Changes in seasonal weather patterns may also adversely affect our sales. For example, Japan experienced unseasonably warm weather in the fall and winter of 2005, which adversely affected our sales of campaign products for those seasons. We cannot predict future weather patterns or the effect that weather patterns may have on our sales and profitability.
We may face increasing risks relating to conducting business internationally
     In fiscal year 2006, approximately 88% of our sales were made in Japan, and we source and manufacture most of our apparel in Japan. However, we anticipate that over time, an increasing portion of our apparel will be produced outside of Japan to take advantage of lower costs available in countries such as China. Also, we are trying to expand our product sales in overseas markets, including the U.S., Europe and China. These initiatives and trends may cause us to become increasingly subject to various risks relating to the conduct of business abroad, including:
•	differing consumer tastes and preferences in overseas markets;

•	political and economic instability in countries where we source, manufacture or sell our products;

•	unexpected legal or regulatory changes;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	fluctuations in currency exchange rates;

•	difficulty in staffing and managing widespread operations;

•	differing protection of intellectual property;

•	difficulties in collecting accounts receivable because of distance and different legal rules; and

•	public health or similar problems in our important overseas markets or sourcing/production centers.

Our dependency on outside suppliers creates business risks for our company
     We obtain fabric and other materials for our products from a variety of outside suppliers, most of which are located in Japan. Our reliance on outside suppliers exposes us to certain business risks. For example, if key materials for our products are not available or if there are disruptions in supply, we may not be able to manufacture and deliver our products to our customers in a timely manner. This risk to our company may increase in the future, as an increasing number of our suppliers are shifting their operations from Japan to lower-cost countries such as China. Although we generally maintain alternate sources of supply, we rely on a small number of suppliers for certain key materials for our products, and we may have particular trouble if any of these key suppliers suffer insolvency or other business problems, or otherwise stop doing business with us. If the cost of our supplies increase and we are not able to pass on these cost increases to our customers, our margins and profitability will suffer.
We may not be successful with acquisitions and other strategic transactions with third parties
     As part of our CAP 21 strategic plan, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. For example, in May 2006 we announced our business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company owned store sales. In the transaction, we will acquire 49% of Peach John’s outstanding shares for cash of ¥14,994 million ($127.63 million).
     Any acquisitions or other strategic transactions that we pursue may involve significant risks to our company and the value of your shares. For example, your equity in us may be significantly diluted if we issue shares as consideration in any significant strategic transaction. Also, our balance of available cash will be reduced to the extent that we pay cash as consideration in one or more strategic transactions.
     Other potential risks that may arise from our strategic transactions include the following:
•	difficulty and expense of assimilating the operations, technology and personnel of an acquired business;

•	our inability to retain the management, key personnel and other employees of an acquired business;

•	our inability to maintain an acquired company’s relationships with customers, suppliers and other key third parties;

•	exposure to legal claims for activities of the acquired business prior to the acquisition; and

•	the diversion of our management’s attention from our core business.
     If any of these or any other material risks occur, it could have an adverse effect on the business we acquire, as well as the operations, financial condition and cash flow of our existing operations.

We face risks in our business relating to intellectual property rights
     We are subject to certain risks in our business relating to intellectual property rights. In particular, we believe that our brands and related trademarks are important to our ability to create and sustain demand for our products, and to the value of our business. We may encounter trademark and related disputes in the future, and our actions to establish and protect our trademarks and other proprietary rights may not be adequate to prevent imitation of our products or the infringement of our trademarks and proprietary rights by others, which could materially harm our operations and financial condition. Additionally, other parties have, and may in the future, assert that we have infringed their intellectual property rights. We cannot predict whether any such assertions or related claims will substantially harm our financial condition or` results of operations.
We must comply with laws and regulations regarding privacy and the protection of customer information
     We must comply with laws and regulations regarding privacy and the protection of customer information in the jurisdictions where we conduct our business and operations. These laws and regulations change from time to time, and are not consistent across jurisdictions. Violations of these requirements could arise in a number of ways, including problems with our information systems and inadvertent or intentional disclosures of information by our employees. Any failure by us to comply with these laws and regulations could result in proceedings against us by governmental entities or others, which could potentially have an adverse effect on sales and profitability. Complying with varying privacy requirements could cause us to incur substantial costs and force us to change our business practices. For example, we suspended our Internet business from November 17, 2005 until February 7, 2006, after we discovered that personal information of our customers had improperly been obtained by a third party through unauthorized access to our electronic records. Any failure by us or third parties to whom we entrust any of our operations to properly protect our customers’ privacy and data could cause customers to lose confidence in our business and products, which could result in a material adverse effect on our sales and profitability.
If we fail to maintain adequate internal controls over financial reporting we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud
     Beginning with our annual report on Form 20-F for our fiscal year ending March 31, 2007, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing and related coordination with our independent accountants, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In this regard we note that our independent accountants, Deloitte Touche Tohmatsu, have notified us of potential deficiencies in our internal controls with respect to our information system security, the internal controls of several subsidiaries, and a possible deficiency in our monitoring ability. Although we are committed to addressing these deficiencies, we may not be able to successfully implement revised controls and procedures, and our revised controls and procedures may not be effective in remedying all of the identified deficiencies.
     If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to conclude in our annual reports that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud. If we cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.
Our holdings of equity securities expose us to risks
     We hold equity securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities could have an adverse impact on our financial results in the relevant reporting period. In particular, negative performance in the Japanese equity securities markets could adversely impact the value of our equity securities holdings. For example, in fiscal years ended March 31, 2005 and 2006, we recognized valuation losses on our equity securities holdings of ¥618 million and ¥65 million, respectively.
We may be adversely affected by our employee benefit obligations
     We maintain retirement and other benefit plans for a substantial number of our employees. Some of our plans obligate us to provide certain defined levels of benefits in the future in accordance with the terms of the applicable plans. Regarding these employee benefit obligations and the related plan assets, we fund and accrue the cost of employee benefits to a level that we believe is sufficient based on conservative accounting policies. However, if returns from investment assets decrease due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our profitability and financial condition.
We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs
     It is possible that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2006, or for the current or any future taxable years. Such characterization could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs. For example, if we are a PFIC, U.S. holders of our stock or ADSs would be subject to increased tax liabilities under U.S. tax laws and regulations and burdensome reporting requirements.
     The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill. Specifically, we will be classified as a PFIC for U.S. tax purposes if, after applying certain look-through rules, either 50 percent or more of the gross value of our assets, based on annual quarterly averages, are passive assets, or 75 percent or more of our annual gross income is passive income. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets.

In addition, if our acquisitions of active business assets, capital expenditures and certain other uses of cash do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not be classified as a PFIC for the taxable year ended March 31, 2006, or for the current or any future taxable year. See “Item 10.E. Taxation—U.S. Federal Income Taxation—U.S. Holders—Passive Foreign Investment Companies”.
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
As a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights
     The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights, are available only to holders of record on our register of shareholders or our register of beneficial shareholders. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends and distributions collected from us. However, in the holder’s capacity as an ADS holder, that holder will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.
There are restrictions on the withdrawal of shares from our depositary receipt facility
     Under our ADS program, each ADS represents the right to receive five shares of our common stock. To withdraw any shares, a holder of ADSs has to surrender for cancellation American Depositary Receipts, or ADRs, evidencing 200 ADSs or any integral multiple thereof. Each ADR bears a legend to that effect. As a result, holders of ADSs are unable to withdraw fractions of shares or units or receive any cash settlement from the depositary in lieu of withdrawal of fractions of shares or units. Holders of shares representing less than one unit, or 1,000 shares, may require us to repurchase those shares, whereas holders of ADSs representing less than one unit of shares are unable to exercise this right because the holders of these ADSs are unable to withdraw the underlying shares. Under our ADS program, an ADS holder cannot cause the depositary to require us to repurchase fractions of shares or units on its behalf. For a further discussion of the Japanese unit share system, see “Item 10.B. Memorandum and Articles of Association—Capital Stock—Unit Share System”.

ITEM 4. Information on Wacoal Holdings.
     A. History and Development of Wacoal Holdings.
     Wacoal Holdings Corp. is a joint stock corporation that was incorporated under the laws of Japan in 1949 with the name Wako Shoji Kabushiki Kaisha. Our name was changed to Wacoal Kabushiki Kaisha in 1957 and was further changed to Kabushiki Kaisha Wacoal (or Wacoal Corp.) in 1964.
     In October 2005, we transitioned to a holding company structure by spinning off all of our operations into a new wholly-owned subsidiary. In connection with this, we changed our name to Wacoal Holdings Corp. and named our new subsidiary Wacoal Corp.
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
     The following diagram shows our corporate organization. Unless otherwise indicated, Wacoal Holdings Corp. owns 100% of the voting securities of the first-tier subsidiaries included in the diagram below and Wacoal Corp. owns 100% of the voting securities of all other domestic and overseas subsidiaries, with the exceptions of Hokuriku Wacoal Sewing Corp. (90% owned by Wacoal Corp.), Torica Inc. (53% owned by Wacoal Corp.), Wacoal Hong Kong Co., Ltd. (60% owned by Wacoal Corp. and 40% owned by Wacoal Taiwan, which in turn is 50% indirectly owned by Wacoal Corp.) and Philippine Wacoal Corp. (67% owned by Wacoal Corp.).
     On June 2, 2006, we entered into an agreement to purchase 49% of the shares of Peach John Co., Ltd. Peach John Co., Ltd. is engaged in the mail-order sales of women’s apparel and various other apparel products. The purchase price is ¥14,994 million ($127.63 million).

     For a discussion of recent and current capital expenditures, please see “Item 5.B. Liquidity and Capital Resources — Capital Expenditures”.
     We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.
     B. Business Overview.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies’ briefs) accounted for approximately 73.0% of our consolidated net sales for fiscal year 2006. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.
     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal year 2006, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan.

     In the U.S. market, our subsidiary Wacoal America, Inc. is engaged in sales of foundation garments and lingerie using the Wacoal brand, the Donna Karan Intimates (DKI) brand and the DKNY brand. Wacoal America, Inc. operates from one facility in New Jersey and one facility in New York and employs approximately 304 people. One of our subsidiaries, Wacoal Dominicana Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products mostly to retailers in the U.S.
     In France, our subsidiary Wacoal France S.A. designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in Southeast Asia.
     In January 2002 we established Wacoal (UK) Limited in the U.K, which markets Wacoal products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We also hold a minority ownership interest in a joint venture company, Shanghai Yadie Fashion Co., Ltd., which serves as a production base for our foundation garments, all of which are shipped to Wacoal in Japan. In November 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in China as a wholly-owned subsidiary. We are using this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market. We have also expanded our operations in China through our new Dalian production facility, which we opened in August 2003.
     Vietnam Wacoal Corp., which we established in Vietnam as a part of the expansion of our overseas manufacturing bases, commenced operations in April 1998. We also market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.
     The following table sets forth information with respect to our total sales by category of products during the fiscal years ended March 31, 2006, 2005 and 2004:
Total Sales (and Percentage) by Product Category
(Yen in millions)

	Year ended March 31,
	2006			2005		2004
Innerwear
Foundation Garments and Lingerie	¥119,875	$1,020,386	73.0%	¥114,895	71.4%	¥115,674	70.9%
Nightwear	10,440	88,866	6.4	10,746	6.7	11,823	7.2
Children’s Underwear	2,216	18,863	1.3	2,317	1.4	2,583	1.6

Total Innerwear	132,531	1,128,115	80.7	127,958	79.5	130,080	79.7
Outerwear and Sportswear	9,128	77,698	5.6	9,628	6.0	10,409	6.4
Hosiery	2,462	20,957	1.5	2,398	1.5	1,798	1.1
Textile Products	4,598	39,139	2.8	5,250	3.2	4,658	2.9
Other	15,403	131,112	9.4	15,734	9.8	16,210	9.9

Total	¥164,122	$1,397,021	100.0%	¥160,968	100.0%	¥163,155	100.0%

     The following table sets forth information with respect to our total sales by region during the fiscal years ended March 31, 2006, 2005, and 2004:
Total Sales (and Percentage) by Region
(Yen in millions)

	Year ended March 31,
	2006			2005		2004
Japan	¥143,514	$1,221,604	87%	142,993	89%	¥144,896	89%
United States and Europe	14,823	126,175	9	12,799	8	13,302	8
Asia (excluding Japan)	5,785	49,242	4	5,176	3	4,957	3

Total	¥164,122	$1,397,021	100%	160,968	100%	¥163,155	100%

Key business strategies
     Our key business strategies include the following:
     Maintain leadership position in our core innerwear business
     We believe that our leadership position in the women’s innerwear market in Japan and broad consumer recognition of our Wacoal brand as standing for high-quality innerwear products are key strategic assets for our company. We intend to maintain and build on our leadership position by continuing to bring to market high-quality innerwear products with innovative features that appeal to women in Japan.
     Pursue growth opportunities
     We will seek to achieve profitable growth in our business by pursuing opportunities that we believe will allow us to leverage our market leadership and brand awareness in our core Japan market. Our efforts to achieve growth will include the following:
•	expanding our mid-priced innerwear offerings for young women, with an emphasis on more fashionable products;

•	strengthening channels other than our traditional general retail store channel, such as our SPA specialty retail store network, internet and catalog sales and our Dublevé custom-made intimate apparel business;

•	expanding our overseas businesses, particularly in the United States and China and in ASEAN countries through the introduction of a new ASEAN-wide product line in the spring/summer of 2007; and

•	continuing to develop and expand our active wear business, including our CW-X product line, our X-FIT product group and our other Wellness products.

     Reducing costs and pursuing increased efficiencies
     We will seek to improve our business and financial performance through cost reductions and greater efficiency in our operations. In the past several years, we have made gains in this area by consolidating our production resources and distribution facilities in Japan, producing more garments and sourcing more materials in China and other lower-cost countries in Asia, and carrying out an early-retirement program and other efforts with respect to our work force in Japan. We will continue to seek improvements in our operating efficiency and cost base as a core part of our business strategy.
Operations
     Principal Products
     Our principal product categories are innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear), outerwear and sportswear, hosiery, textile products and other products.
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
     We launch product campaigns for our core Wacoal brand and our Wing brand foundation garments and lingerie each year for the spring/summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns.
     Our Wacoal brand product campaign for spring 2005 featured our Decollete Make Bra and Hip Decollete, our Summer 2005 Wacoal campaign featured our 3-D NAMI-NAMI and our fall/winter 2005/2006 Wacoal campaign featured our Hip Walker and our Decollete Make Bra.
     We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include our Cute Up Bra and Natural Fit Bra for spring and summer 2005, and our Style Up Pants and Arrange Bra for fall/winter 2005/2006.
     We believe that sales to mature women will represent an increasingly important part of our business over time, as Japan’s population ages and mature women become a growing proportion of the apparel market. To address this opportunity, we have developed our La Vie Aisée and Gra-P product lines, and we intend to develop additional products in the future for this market segment.
     Our product line also includes our luxury products Tréfle, PARFAGE, SALUTE, L’ge and Lesiage, targeted to the highest market segment. In February 2004, we launched WACOAL DIA as a new luxury brand and opened the brand’s first shop in the upscale Ginza shopping district in Tokyo. We aim to position WACOAL DIA as a prestige shop brand that is associated with high levels of quality and service.

     SPA Specialty Retail Stores. As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores, which we describe as “SPA” (Specialty store retailer of Private label Apparel) stores. We began developing our SPA specialty retail stores in 2001, and we had 98 stores in our SPA network as of June 30, 2006, including 5 factory outlet stores. Our target is to build a network of approximately 105 SPA stores by March 2007.
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
     We are segmenting our SPA specialty retail stores to target particular customer groups and selling opportunities. Our une nana cool SPA stores are targeted towards younger women, our SUBITO SPA stores focus on intimate apparel for active career women, our amphi SPA stores are located near train stations and other convenient urban locations, to reach customers with limited time for shopping, and our sur la plage SPA stores are located in suburban areas. We expect that over time our segmented stores will represent most of the growth in our SPA specialty retail store network.
     In addition to our five core SPA store brands described above, we operate Dublevé SPA stores, which specialize in custom-made intimate apparel, and CLAIRE SPA stores, which carry Wacoal brand products. In addition, we opened two factory outlet stores during fiscal year 2005, and three additional factory outlet stores during fiscal year 2006. We believe that our factory outlet stores will provide us with a new sales channel for discounted merchandise and an additional opportunity for direct consumer contact and brand promotion.
     Mail-order Catalog Business and Internet Sales. We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products.
     Our catalog sales (including Internet sales) were ¥6,561 million yen during fiscal year 2006. Our main catalog is LOVE BODY, which targets women 40 and over and focuses on outerwear as well as selected innerwear items. Our wannabe catalog targets women between 18 and 30 and focuses primarily on innerwear.
     We are also seeking to expand our sales through the Internet, as an alternate sales channel for selected products. Our Internet shopping site (www.e-shop.wacoal.co.jp) currently targets younger women and focuses primarily on innerwear, including items sold under our une nana cool brand.
     Nightwear
     We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women, our fashionable Grandér line targeted to mature women and our comfortable Be At Ease line for sleeping and other relaxing activities in the home. Our nightwear products are primarily sold through department stores and chain stores.

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
     Outerwear and sportswear
     Our outerwear and sportswear product line principally consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and active wear, featuring our Wellness products. In fiscal year 2005, we consolidated our women’s outerwear business by closing our Point Up subsidiary and its operations, which had been unprofitable in recent years. We are continuing to market women’s outerwear products through our catalog operations.
     Our active wear business has achieved significant growth in recent years, led by our Wellness products. The focus of our Wellness product line is our CW-X conditioning wear line, which had revenues of approximately ¥2,589 million during fiscal year 2006 (an increase of 7.2% over fiscal year 2005). Sales of X-Fit, a new group of high-functional innerwear products that we launched under our CW-X line in February of 2005, were also strong at ¥325 million. Other Wellness offerings include our Nul brand sportswear for jogging and lifestyle activities. We believe that we can further develop our Wellness product line by leveraging our strong brand awareness and our experience and expertise in fashion and human science gained through our core intimate apparel business. As part of these efforts, we are expanding our retail network for our Wellness line in the United States (including through major sports shops) through our U.S. subsidiary Wacoal Sports Science Corp.
     Hosiery
     Our hosiery products include pantyhose, tights, knee-highs and anklets offered in various sizes and colors, with different denier and yarn combinations. We currently offer a variety of hosiery products under several different labels, including our Carlson and CV brands. To extend our hosiery product line and reach new customers, in spring 2004 we launched “Wacoal Panty Stocking,” a collaborative product with Seven-Eleven Japan, Co., Ltd.
     Other products
     We are engaged in several business lines that are ancillary to our core apparel business. Our Nanasai subsidiary builds interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a housing and restaurant business, and we are also involved in cultural projects and events.
Principal Markets and Methods of Distribution
     We currently sell our products in Japan, the United States, China and certain countries in Europe and Southeast Asia.

     Japan
     In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores and other general retailers and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal year 2006. No single Wacoal customer constitutes 10% or more of our total sales, although our general retail customers affiliated with the Aeon Group collectively accounted for approximately 10.2% of our total sales in fiscal year 2006.
     We also market our products in Japan by catalog mail order, direct sales, through the Internet and through our SPA specialty retail stores. As discussed above, we intend to expand our SPA store network over time, with the target of having approximately 105 stores by March 2007.
     United States
     In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. These products are sold under our Wacoal brand and under the Donna Karan Intimates (DKI) brand and the DKNY brand pursuant to licensing arrangements. We sell products in the U.S. market principally at high-end and other department stores. Wacoal America operates from one facility located in New Jersey and one facility located in New York and has approximately 304 employees. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships these products to Wacoal America, which distributes the products principally to retailers in the U.S.
     In August 2002, we established Wacoal Sports Science Corp. in the United States as a wholly-owned subsidiary of Wacoal International Corp. for the purpose of expanding our CW-X sportswear line globally.
     China
     In China, we produce innerwear and other garments for sale in Japan and China. Our marketing strategy in China is currently focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. We believe that this strategy will help us to achieve profitable sales growth in China over time, as the spending power and sophistication of Chinese shoppers increases together with continued economic growth.
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We have also expanded our operations in China through our new Dalian production facility, which we opened in August 2003. We intend to use our Wacoal (Shanghai) Human Science R&D Co., Ltd. subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market.
     At present we are developing a sales network in China that is focused on our existing production and marketing hubs. Through this network, we plan to market our products in approximately 200 department stores in China by December 2006, increasing to approximately 250 department stores by December 2008. We have established a sales office in Dalian to strengthen our marketing efforts in China. In 2003, we established a sales and design office in

Shanghai as part of efforts to improve our product design and development capabilities in China. In order to underpin the new office’s product-planning functions, we have established a Wacoal human science research center in Shanghai tasked with developing unique products for the local market based on the principles of human science and ergonomics.
     Other Asia
     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.
     In the spring/summer season of 2007, we intend to launch a new ASEAN-wide product line that will target the 18 to 25 year old segment of the market with a moderate to inexpensively priced line of innerwear products.
     Europe
     Our Wacoal France subsidiary designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in Southeast Asia.
     In January 2002, we established Wacoal (UK) Limited in the U.K, which imports Wacoal products from the U.S. and France and distributes the products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.
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
     Changes in seasonal weather patterns and extreme weather events may adversely affect our sales. For example, a series of cold waves during the second half of fiscal year 2006 contributed to increased purchases of winter wear and a strong general start to sales of spring wear for 2006.
Production and Sources of Supply
     We produce our apparel products directly at the Wacoal Corp. parent level through our subsidiaries in Japan, China, Vietnam and the Dominican Republic and through our joint venture companies in South Korea, Thailand, Taiwan and Indonesia. Our apparel products are also produced on a third party basis through subcontractors in Japan. All of these products are produced according to our specifications, using materials that we supply.
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
     The principal raw materials that we use in our apparel business include nylon and other synthetic fabrics, lace, stretch fabrics, cotton fabrics, fasteners, tape and threads. These materials are obtained from over 300 sources, most of them within Japan. In fiscal year 2006, we obtained approximately 24% of our raw materials on a cost basis from five suppliers, with the largest supplier representing approximately 6% of our raw material costs.
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
     C. Organizational Structure.
     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 2006:

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Corp.	Japan	100
Studio Five Corp.	Japan	100
Wacoal Dublevé Corp.	Japan	100
Tokai Wacoal Sewing Corp.	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	90
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	53
Nanasai Co., Ltd.	Japan	67
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	The Philippines	67
     In October 2005 we transitioned to a holding company structure by spinning off all of our operations into a new wholly-owned subsidiary, Wacoal Corp. We believe this holding company structure will help us to more effectively make strategic and other management decisions and allocate resources more efficiently, and will help our operating companies to actively execute their business plans with clearer responsibility and authority. We also believe that the holding company structure will be a more efficient structure for carrying out any future changes to our corporate structure, including any future M&A transactions.
     Please see Item 4.A. for a diagram that shows our corporate organization.
     D. Property, Plants and Equipment.
     The principal facilities that we currently use in our business are as follows:

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	428	Distribution
Kyoto South distribution center	Kyoto, Japan	91	Distribution
Tokyo distribution center	Tokyo, Japan	168	Distribution
Manufacturing plants:
Tokai Wacoal Sewing Corporation	Shizuoka, Japan	22	Foundation Garments
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	40	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	42	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	32	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	290	Lingerie

146[2] SPA specialty retail stores and other select shops	Tokyo, Osaka, Kanagawa and other locations in Japan	139	Retail sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments
Wacoal Dominicana Corp.	Santo Domingo,	92	Foundation Garments
	Dominican Republic
Wacoal China Co., Ltd.	Beijing, China	115	Foundation Garments

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	72	Foundation Garments
General Fashions Corp.	Puerto Rico	26	Foundation Garments
Sales offices with warehouse facilities	Tokyo, Japan (5 offices)	219	Sales
	Sapporo, Japan	36	Sales
	Osaka, Japan (1 office)	124	Sales
	Kyoto, Japan (2 offices)	337	Sales
	Fukuoka, Japan	54	Sales
Wacoal America Inc.	New Jersey and New York, U.S.	200	Management and Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
Nanasai Co., Ltd.	Kyoto, Japan	214	Mannequins, Sales Equipment

1.	Of the foregoing facilities, our total owned space is 3,575,439 square feet and our total leased space is 448,917 square feet.

2.	As of June 30, 2006.
     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices in Tokyo (78,739 square feet), (ii) our office and warehouse facility for Nanasai (98,511 square feet), (iii) our sewing factory for Torica (6,584 square feet), (iv) our management and sales facility for Wacoal America (69,096 square feet), (v) our 146 SPA specialty retail stores as of March 31, 2006 (total of 139,047 square feet for all stores), (vi) General Fashions Corp., our sewing factory in Puerto Rico (25,778 square feet) and (vii) our office and warehouse facility in China (31,162 square feet).
     As discussed earlier in this report, we intend to increase the number of our SPA specialty retail stores, with the target of having approximately 105 stores by March 2007. In general, we intend to lease the space for these stores, although we will incur capital expenses in improving the interiors of the stores to our specifications.
     We spent approximately ¥430 million during fiscal year 2006 for expansion of our SPA specialty retail store network. For additional information on our capital expenditures during the fiscal years ended March 31, 2006, 2005 and 2004, see “Item 5.B. Liquidity and Capital Resources – Capital Expenditures”. We expect to spend approximately ¥300 million for further expansion of the SPA network in fiscal year 2007. We have no plans to materially expand or improve our facilities beyond the existing level, apart from our plans to expand our SPA specialty retail store network as described above. We expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.
     We have no material tangible fixed assets other than those discussed above.

ITEM 4A. Unresolved Staff Comments
     Not Applicable
ITEM 5. Operating and Financial Review and Prospects.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and ladies’ briefs) accounted for approximately 73.0% of our consolidated net sales for fiscal year 2006. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.
Revenues
     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear); outerwear and sportswear; hosiery, textile products; and other products.
     The following table sets forth information with respect to our total sales by category of products for the fiscal years ended March 31, 2006, 2005 and 2004:

	Year ended March 31,
	2006			2005		2004
Innerwear
Foundation Garments and Lingerie	¥119,875	$1,020,386	73.0%	¥114,895	71.4%	¥115,674	70.9%
Nightwear	10,440	88,866	6.4	10,746	6.7	11,823	7.2
Children’s Underwear	2,216	18,863	1.3	2,317	1.4	2,583	1.6

Total Innerwear	132,531	1,128,115	80.7	127,958	79.5	130,080	79.7
Outerwear and Sportswear	9,128	77,698	5.6	9,628	6.0	10,409	6.4
Hosiery	2,462	20,957	1.5	2,398	1.5	1,798	1.1
Textile Products	4,598	39,139	2.8	5,250	3.2	4,658	2.9
Other	15,403	131,112	9.4	15,734	9.8	16,210	9.9

Total	¥164,122	$1,397,021	100.0%	¥160,968	100.0%	¥163,155	100.0%

Total Sales (and Percentage) by Product Category
(Yen in millions)
     In fiscal year 2006, approximately 88% of the sales of Wacoal Corp. (the total sales of which account for approximately 80% of Wacoal Group’s sales on a consolidated basis) were apparel sales made on a wholesale basis to department stores, general merchandise stores and other general retailers, and approximately 8% were apparel sales made through our own SPA specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include store and home design services, restaurant businesses, cultural products and other services) comprised the remaining 4% of Wacoal Corp.’s sales in fiscal year 2006.
     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period.

Cost of Sales
     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products.
Selling, General and Administrative Expenses
     Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs and expenses associated with remodeling our sales counters at department stores. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our SPA shops. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any losses on the sale or disposal of property, plant and equipment. However, these expenses are included in operating costs and expenses and thus impact our operating income.
Key Industry Trends
     We believe that the following have been key trends in our industry during the last three fiscal years:
•	Consumer spending in Japan was generally weak for a prolonged period prior to fiscal year 2006. Although there were some signs of recovery in fiscal year 2006, the generally stagnant level of consumer spending in recent years has negatively impacted performance at general retailers, our key distribution channel.

•	The sale of lower priced women’s innerwear garments in Japan—to a large degree manufactured in China and other lower-cost countries—has increased. This has generally resulted in a greater degree of price competition in our industry.

•	There has been increased demand for higher-end innerwear products. This development (combined with increased demand for lower-end products) has resulted in greater market segmentation.

•	Manufacturers are increasingly focused on reducing their costs, including by sourcing fabric and producing garments in China and other lower-cost countries.

•	Alternative marketing concepts for women’s innerwear garments, such as catalog marketing and e-commerce, are becoming more prevalent as apparel companies seek to diversify their sales channels and reach new customer groups.
     During the last three fiscal years, we have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We believe that our strategic emphasis on higher-end products has helped us to reach consumers seeking high quality innerwear garments and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the U.S. and Europe—and increase sales through our own SPA specialty retail stores, our catalog operations and the Internet. Pursuant to our CAP 21 strategic plan, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our products mix to help us reach a broader customer base. We believe that our strategic alliance with Peach John will help us to advance this goal. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.
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
     Valuation of Inventories
     Inventories are stated at the lower of cost or market, cost being substantially determined on the first-in, first-out method for raw materials and average cost method for work in process and finished products. We review our inventories on a regular basis for their salability and for indications of obsolescence to determine if a write down to market value is necessary. The revaluation of inventories is based on the age of inventories, likelihood of obsolescence, actual product movements, changes in market demand and other factors.
     Allowance for Doubtful Receivables and Returns
     We are required to assess the collectibility of notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these notes and receivables, including the current creditworthiness of each applicable customer taking into account business conditions, turnover of receivables and financial positions for significant customers. In the event that a customer’s financial condition worsens, the allowance for doubtful receivables may increase and may adversely affect our financial condition and performance.
     We allow our customers to return their unsold products when the customers meet certain criteria established by us, as outlined in our applicable trade terms. We establish the allowance for estimated returns based on historical experience, and we regularly review and revise the allowance if necessary, in consideration of actual returns, planned product discontinuances and promotional sales. We record the allowance for estimated returns as a reduction to sales.
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
     Impairment of Investment Securities
     An impairment of investment securities is charged to earnings when a decline in fair value below the cost is other than temporary. We principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value.
     We believe that the criteria for evaluating impairment are reasonable. However, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.
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
     Employee Retirement Plans
     We provide a number of retirement benefit plans to a substantial portion of our employees. Our wholly owned subsidiary Wacoal Corp. has a contributory retirement plan and certain of our other subsidiaries have qualified pension plans. The amount of the projected retirement benefit obligation and pension costs are dependent on management’s assumptions used by actuaries in calculating such amount. The key assumptions include discount rates, expected long-term rate of return on plan assets, retirement rates, mortality expectations and other factors. Our management believes that these actuarial assumptions and methods are appropriate in light of our circumstances. However, due to a change in an actuarial assumption, the amount of the projected retirement benefit plan liabilities and costs may be adversely affected.
     Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20 year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. At March 31, 2006, the discount rate used for the contributory retirement plan was 2.5%. For other plans, similar indices and methods are used.
     Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5%, 2.5% and 2.5% for the years ended March 31, 2006, 2005 and 2004, respectively. The estimated long-term rate of return is based on an asset allocation of equity securities of 33.0%, debt securities of 50.0% and other investments of 17.0%.
     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A half-percentage-point change in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of Yen		U.S. Dollars
	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	point decrease	point increase	point decrease	point increase
Discount rate:
Effect on periodic benefit costs	¥(49)	¥60	$(417)	$511
Effect on benefit obligation	(50)	60	(425)	511
Expected long-term rate of return on plan assets:
Effect on periodic benefit costs	133	(132)	1,132	(1,123)
Effect on benefit obligation	0	0	0	0
     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.
New Accounting Pronouncements.
     Exchanges of Nonmonetary Assets, an Amendment to Accounting Principle Board (“APB”) Opinion No. 29 — In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment to APB Opinion No. 29”. SFAS No. 153 eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. SFAS No. 153 is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a material effect on our consolidated financial statements.
     Inventory Costs, an Amendment of ARB No. 43, Chapter 4 - In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. This statement clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. Additionally, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on our consolidated financial statements.
     Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections.

SFAS 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 to have a material effect on our consolidated financial statements.
     The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We do not expect the adoption of FSP 115-1 to have a material effect on our consolidated financial statements.
     A. Operating Results
     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:

	(Yen in millions and U.S. Dollars in thousands)
	Year ended/as of March 31,
	2006		2005	2004
Net sales	¥164,122	$1,397,021	¥160,968	¥163,155
Cost of sales	84,322	717,756	84,041	84,638
Selling, general and administrative expenses	69,720	593,463	72,128	72,472
Other income (expenses), net	2,133	18,156	313	1,516
Net income	2,821	24,013	6,790	2,902
     Fiscal Year 2006 Compared to Fiscal Year 2005
     Sales. Consolidated net sales increased approximately 2.0% in fiscal year 2006, from ¥160,968 million to ¥164,122 million.
     Sales of our mainstay innerwear products (consisting of foundation wear, night wear and children’s underwear), which comprised 80.7% of total consolidated sales, increased 3.6% in fiscal year 2006, to ¥132,531 million. Although sales of our Wacoal brand products in the first quarter were below expectations, partly due to the temporary recall of our 3-D NAMI NAMI summer campaign products for defect concerns, in July our campaign product Hip Walker received favorable media coverage because of its innovative functionality and achieved favorable sales of 701,000 units. Our Kaiteki NAVI product group released in connection with “warm biz” (a general campaign in Japan encouraging offices to turn down their thermostats during the winter and encouraging employees to wear an extra layer of clothing) also showed favorable sales of 730,000 units.

     In our Wing brand segment, sales fell below expectations because of the lack of novelty in our summer campaign product Natural fit bra. On the other hand, our autumn campaign product Style Up Pants enjoyed popularity and achieved strong sales of 650,000 units. Style Up Pants, like our Wacoal branded Hip Walker, enhance mobility by stimulating the muscles, which results in shaping up of the hips. This is because the garment actually trains the muscles, which goes beyond traditional correction underwear or “shape correction wear”. We believe this revolutionary functionality has acquired support from many women. These products were both developed at our state-of-the-art Human Science Research Center. We plan to continue to develop products with unique functionality such as these and market them as our new Style Science series of products.
     Sales of our luxury brand products also contributed to our overall increase in sales, with sales of our Tréfle brand increasing 17% to ¥1,978 million. Sales of our products targeted at the middle-aged and senior markets also showed steady performance, with sales of our La Vie Aisée and Gra-P brands increasing 11% and 18% to ¥5,408 million and ¥2,243 million, respectively.
     Overseas sales were strong overall. Our sales in Asia outside of Japan (including China, Hong Kong, Singapore and the Philippines) grew 11.8% to ¥5,785 million from ¥5,176 million and represented 3.5% of total consolidated sales in fiscal year 2006 versus 3.2% of total consolidated sales in fiscal year 2005. Sales in China grew 42.4% over the previous year, which contributed to our overall strong performance in Asia. In the U.S., which represented 8.5% of our total consolidated sales in fiscal year 2006, sales increased by approximately 14.8% on a dollar basis in fiscal year 2006 as compared to fiscal year 2005. Sales growth in the U.S. was largely due to stronger consumer spending and growing awareness of our Wacoal brand. In addition, our single-piece construction seamless iBra product achieved strong sales.
     In our other apparel businesses, sales of outerwear and sportswear in fiscal year 2006 decreased 5.2% to ¥9,128 million as compared to fiscal year 2005. Within this category, sportswear posted strong sales growth, led by growth in our CW-X conditioning wear line as well as growth in X-Fit, our new group of high-functional innerwear products that was launched under our CW-X line in February of 2005. However, the closure of our outerwear sales subsidiary Point Up, Inc. in January of 2005 and the resulting decrease in sales more than offset our strength in sportswear. Hosiery sales (which include products sold under our Carlson label) helped to support our sales results in fiscal year 2006, increasing 2.7% to ¥2,462 million. This performance was due in part to continued favorable sales of our “Wacoal Panty Stocking,” a collaborative product with Seven-Eleven Japan, Co., Ltd. that was launched in spring 2004.
     Sales from our other businesses decreased 2.1% to ¥15,403 million, which was primarily due to a decrease in orders in our model room decorating business and a decrease in orders in the store design and construction business conducted by our subsidiary Nanasai Co., Ltd.
     Cost of sales. Our cost of sales increased approximately 0.3% in fiscal year 2006, to ¥84,322 million from ¥84,041 million in fiscal year 2005. Cost of sales as a percentage of net sales decreased by 0.8%, from 52.2% in fiscal year 2005 to 51.4% in fiscal year 2006. This improvement in our gross margin was primarily due to increased production overseas and strong sales of many of our campaign products, which generally have higher margins.
     Selling, general and administrative expenses. Selling, general and administrative expenses were ¥69,720 million in fiscal year 2006, a decrease of 3.3% from ¥72,128 million in fiscal year 2005. This decrease was partly due to a decrease in advertising costs, a decrease in retirement related costs as a result of our adoption of a new retirement system in July 2005 and higher returns on our pension fund assets, which helped to reduce our expense for pension liability.
     Special voluntary retirement related expenses. We recorded ¥6,931 million of special additional allowances and reemployment support expenses in connection with our special voluntary retirement program and ¥590 million of special allowances paid to retiring employees in connection with the closure of our Fukushima Wacoal factory during the fiscal year ended March 31, 2006.
     Other income (expenses), net. We had net other income of ¥2,133 million in fiscal year 2006, as compared to net other income of ¥313 million in fiscal year 2005. This was largely due to a gain of ¥1,149 million upon the exchange of shares of UFJ Holdings held by Wacoal Corp. and Nanasai Co., Ltd. for shares of Mitsubishi UFJ Financial Group, the surviving entity in the merger of Mitsubishi Tokyo Financial Group and UFJ Financial Group.
     Net income. Net income in fiscal year 2006 was ¥2,821 million, or ¥98 per American Depository Receipt (“ADR”, equivalent to five shares of common stock), versus ¥6,790 million or ¥236 per ADR in fiscal year 2005. The decrease in our net income in fiscal year 2006 (in spite of our improved operating results) was primarily due to the recognition of a one-time government subsidy in fiscal year 2005 in the amount of ¥7,100 million from the return of the substitutional portion of our employee pension fund to the Japanese government in fiscal year 2005, which resulted in higher net income for fiscal year 2005 and ¥7,521 million of one-time expenses that were incurred in fiscal year 2006 in connection with our expanded early retirement program and the closure of our Fukushima Wacoal factory as noted above.
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
     Selling, general and administrative expenses. Selling, general and administrative expenses were ¥72,128 million in fiscal year 2005, a decrease of 0.5% from ¥72,472 million in fiscal year 2004. Contributing to this aggregate decrease were ¥1,201 million in personnel cost reductions due to higher returns on our pension fund assets. These expense reductions were partially offset by the following increases in expenses:

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
     B. Liquidity and Capital Resources.
     Our main source of liquidity is cash from operations. Our cash from operations has allowed us to fund our working capital requirements and our capital expenditures (including our SPA specialty retail store expansion and the construction of our new distribution center in the Kansai region of Japan) and make dividend payments without material borrowings or other external financing. We believe that we will consistently generate and maintain sufficient cash from operations to cover our needs for working capital for our operations and for our anticipated capital requirements and other expenditures (including for the planned capital expenditures in fiscal 2007 noted below and for our announced capital alliance with Peach John) for the foreseeable future. Some of our subsidiaries also currently maintain credit facilities with bank lenders for working capital purposes.

     Cash Flows
     Our consolidated cash flows for fiscal year 2004, 2005 and 2006 were as follows:

	Fiscal Year Ending March 31,
	2006	2005	2004
	(in millions of yen)
Net cash provided by operating activities	¥719	¥2,045	¥5,201
Net cash provided by (used in) investing activities	(2,069)	(5,528)	1,328
Net cash provided by (used in) financing activities	(3,428)	296	(6,138)
     Cash provided by operating activities.
     Net cash provided by operating activities decreased by 64.8% in fiscal year 2006, to ¥719 million from ¥2,045 million in fiscal year 2005. While sales increased and tax expenditures decreased, the decrease in cash provided by operating activities was primarily the result of special additional allowances and reemployment support expenses in connection with our special voluntary retirement program, as well as a special allowance paid to retiring employees following the dissolution of Fukushima Wacoal Sewing Corp. Because these were one-time expenses, we expect cash provided by operating activities to increase during the current fiscal year.
     Net cash provided by operating activities decreased by 60.7% in fiscal year 2005, to ¥2,045 million from ¥5,201 million in fiscal year 2004. The decrease resulted largely from lower gross margins due to price reductions on campaign items that sold more poorly than expected and from higher levels of accounts receivable and inventories at the end of fiscal year 2005. The buildup of accounts receivable and inventories resulted mainly from sales from our spring 2005 product campaign, which began earlier than usual. Also, an increase in taxes payable during fiscal year 2004 resulted in a large tax payment during fiscal year 2005, which was recorded as a decrease of other current liabilities. These negative factors offset the positive impact on sales (and cash provided by operating activities) during fiscal year 2005 arising from the relatively high level of returned goods in March 2004, so that the price tags of such goods could be changed in line with a new legal requirement as of April 1, 2004 that all prices be inclusive of consumption tax. The effect of this return of goods was to shift some sales (and cash generated from those sales) from fiscal year 2004 to fiscal year 2005.
     Net cash used in investing activities.
     Net cash used in investing activities was ¥2,069 million in fiscal year 2006, as compared to ¥5,528 million used by investing activities in fiscal year 2005, due to our acquisition of shares of publicly traded Japanese companies and the purchase of fixed assets related to our Western Japan Distribution Center. We anticipate using approximately ¥15,000 million of our available cash during the current fiscal year in connection with our capital alliance with Peach John Co., Ltd.
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
     Net cash used in financing activities.
     Net cash used in financing activities was ¥3,428 million in fiscal year 2006, versus net cash provided by financing activities of ¥296 million in fiscal year 2005, primarily due to the payment of dividends and the repayment of short-term bank loans. We expect to spend a similar amount during the current fiscal year primarily for the payment of dividends.
     Net cash provided by financing activities was ¥296 million in fiscal year 2005 versus net cash used in financing activities of ¥6,138 million in fiscal year 2004. This change in fiscal year 2005 was primarily attributable to an increase in short-term bank borrowings and reduced repurchases of treasury stock as well as a dividend increase from 13.5 yen to 15 yen.
     Capital expenditures.
     Capital expenditures in fiscal years 2006, 2005 and 2004 were ¥6,456 million, ¥5,418 million and ¥2,338 million, respectively. We made capital expenditures in 2006 primarily in connection with the completion of our Western Japan distribution center, as well as the continued expansion of our SPA specialty retail store network and investment in IT infrastructure.
     In fiscal year 2007, we expect that our principal capital expenditures will be approximately ¥1,100 million for IT infrastructure, approximately ¥700 million for improvements to our overseas sales locations and factories, approximately ¥400 million for improvements to our domestic factory and office locations and approximately ¥300 million for the continued expansion of our SPA specialty retail store network. We expect to finance these capital expenditures with cash from our operations.
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

     Currently the Human Science Research Center’s product development team, basic research team and development factory team are working on priority issues such as focusing research and development on addressing customer needs and establishing a product development database. Our research and development successes during the previous fiscal year include commercialization of several high value-add products, including our hip training pants, our tummy training pants and pajamas that incorporate new functionality to support more pleasant sleep and relaxation. In addition, we undertook an analysis of teen development and published our findings regarding the changes that girls’ figures go through during puberty. Based on this research we have made improvements to our products and developed a method by which customers can choose products that fit their particular figure at various stages of puberty.
     In 2002, we established a sales and design office in Shanghai as part of efforts to improve our product design and development capabilities in China. In order to underpin the new office’s product-planning functions, we also established Wacoal (Shanghai) Human Science R&D Co., Ltd. in Shanghai, which is focused on developing unique products for the China market based on the principles of human science and ergonomics.
     Because many of our marketing and production personnel contribute to the development of new products and styles, it is not practicable to determine the precise amount of expenditures on our product research and development activities, but we believe that we spent approximately ¥638 million, ¥707 million and ¥751 million in fiscal years 2006, 2005 and 2004, respectively.
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

     The following table summarizes our contractual obligations as of March 31, 2006.

	Fiscal Year Ending March 31,
		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(in millions of yen)
Long-Term Debt Obligations	0
Capital (Finance) Lease Obligations	66	34	32
Operating Lease Obligations	4,960	676	1,175	1,046	2,063
Capital Expenditures	0
Total	5,026	710	1,207	1,046	2,063

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. We expect to contribute ¥2,360 million to our plans in the year ending March 31, 2007.
ITEM 6. Directors, Senior Management and Employees.
     A. Directors and Senior Management.
     The following is a current list of Wacoal Holdings’ directors and corporate auditors:

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings

Yoshikata Tsukamoto	Representative Director	Apr 1972 Nov 1977	Joins Wacoal Corp. Director
(Jan 29, 1948)		Nov 1981	Managing Director
		Sep 1984 – present	Representative Director
		Sep 1984	Executive Vice President
		Jun 1987	President
		Jun 2002	Corporate Officer
		Jun 2003 – present	President Corporate Officer*

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings

Shoichi Suezawa	Senior Managing	Mar 1970	Joins Wacoal Corp.
(Jun 13, 1947)	Director	Apr 1994	Chief of Accounting Group and Financial Group, Management Control Division
		Jun 1996	Director
		Jun 1998	Chief of Management Planning Office and General Manager of Accounting and Financial Department
		Apr 2002	Supervisor for Personnel, General Administration and Accounting Staffs
		Jun 2002	Managing Director and Corporate Officer
		Apr 2003	Supervisor for Personnel, General Administration, Accounting and Business Strategy Staff and Chief of President’s Office
		Jun 2003	Senior Corporate Officer
		Apr 2005	Supervisor for Corporate Staff
		Jun 2005	Senior Managing Corporate Officer
		Jun 2006 – present	Senior Managing Director

Yuzo Ito	Director	Mar 1970	Joins Wacoal Corp.
(Mar 15, 1948)		Apr 1995	General Manager of Innerwear Merchandise Sales Department, Wing Brand Operation Division
		Jun 1997	Director
		Apr 2001	Deputy General Manager of Wing Brand Operation Division and General Manager of Innerwear Merchandise Sales Department
		Apr 2002	General Manager of Wing Brand Operation Division
		Jun 2002	Corporate Officer
		Jun 2003	Managing Director
		Jun 2003	Senior Corporate Officer
		Apr 2005 — present	Supervisor for Wacoal Brand Operation Division and Wing Brand Operation Division*
		Jun 2005 — present	Senior Managing Corporate Officer*
		Oct 2005 — present	Director

Tatsuya Kondo	Director	Mar 1966	Joins Wacoal Corp.
(Oct 17, 1947)		Apr 2001	General Manager of Wellness Department
		Jun 2002 – present	Director
		Jun 2002	Corporate Officer
		Jun 2003	Senior Corporate Officer
		Apr 2005 – present	General Manager of Direct Marketing Operation Division and Supervisor for Wellness Department*
		Jun 2005 – present	Managing Corporate Officer*

Tadashi Yamamoto	Director	Mar 1976	Joins Wacoal Corp.
(Nov 14, 1952)		Apr 2002	General Manager of Human Resources Department
		Jun 2002	Corporate Officer
		Apr 2006 – present	General Manager of Personnel and Administration Department
		Jun 2006 – present	Director

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings

Kazuo Inamori	Director	Apr 1959	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
(Jan 30, 1932)
		May 1966	President and Representative Director of Kyoto Ceramic Co., Ltd.
		Apr 1984 – present	Established The Inamori Foundation; President
		Jun 1984	Established DDI Corporation (currently KDDI Corporation); Chairman and Representative Director
		Jun 1985	Chairman and Representative Director of Kyocera Corporation
		Jun 1997	Chairman Emeritus and Director of Kyocera Corporation (retired as Director in Jun 2005)
Chairman Emeritus and Director of DDI Corporation
		Jun 2001 – present	Honorary Adviser of KDDI Corporation
		Jun 2005 – present	Chairman Emeritus of Kyocera Corporation
		Jun 2005 – present	Director of Wacoal Corp. (presently Wacoal Holdings Corp.)

Mamoru Ozaki	Director	Jun 1991	Director-General of National Tax Agency
(May 20, 1935)		Jun 1992	Administrative Vice-Minister of Finance
		May 1994	Governor of People’s Finance Corporation
		Oct 1999	Governor of National Life Finance Corporation
		Feb 2003 – present	Advisor of Yazaki Sogyo Corporation
		Jul 2003	Advisor of Wacoal Corp.
		Jun 2005 – present	Director of Wacoal Corp. (presently Wacoal Holdings Corp.)

Michihiko Kato	Standing Corporate	Mar 1972	Joins Wacoal Corp.
(Jul 2, 1947)	Auditor	Jun 1997	General Manager of Administration Department
		Jun 1998	Director
		Apr 2001	Chief of Secretary’s Office and General Manager of Administration Department
		Apr 2002	Chief of President’s Office and General Manager of Administration Department
		Jun 2002	Corporate Officer
		Apr 2003	Supervisor for Corporate Communication Center
		Jun 2004 – present	Standing Corporate Auditor

Hajime Kotake	Standing Corporate	Mar 1972	Joins Wacoal Corp.
(Jan 26, 1949)	Auditor	Apr 1996	Manager of Department Store Accounting and General Administration Group of Osaka Sales Office
		Apr 1998	Manager of Business Administration Group of Wacoal Brand Operation Division
		Sep 2000	General Manager of Business Administration Department of Wacoal Brand Operation Division
		Jun 2002	Corporate Officer
		Jun 2004 – present	Standing Corporate Auditor

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings

Noboru Unabara	Corporate Auditor	Feb 1962	Joins Tsuda Certified Public Accountants Office
(Feb 26, 1935)		Apr 1965	Registered as certified public accountant
		May 1968	Joins Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu)
		Nov 1972	Partner of Tohmatsu Awoki & Co.
		May 1974	Representative partner of Tohmatsu Awoki & Co.
		Jun 2000 – present	Corporate Auditor of Wacoal Corp. (presently Wacoal Holdings Corp.)

Yutaka Hasegawa	Corporate Auditor	Apr 1962	Joined Mitsubishi Bank, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
(Oct 8, 1939)
		Jun 1989	Director of Mitsubishi Bank, Ltd.
		May 1993	Managing Director of Mitsubishi Bank, Ltd.
		Apr 1996	Managing Director of Bank of Tokyo Mitsubishi, Ltd. (following merger of Mitsubishi Bank, Ltd. and Bank of Tokyo Ltd.)
		Jun 1998	Director and President of Diamong Business Consulting Kabushiki Kaisha (currently Mitsubishi UFJ Research & Consulting Co., Ltd.)
		Jan 1999	Statutory Auditor of Tokyo-Mitsubishi Securities Kabushiki Kaisha (currently Mitsubishi UFJ Securities Co., Ltd.)
		Jun 2001	Full time Statutory Auditor of Bank of Tokyo-Mitsubishi, Ltd. (currently Bank of Tokyo- Mitsubishi UFJ, Ltd.)
		Jan 2006	Full-time Statutory Auditor of Bank of Tokyo-Mitsubishi UFJ, Ltd. (following merger of Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank
		Jun 2006 – present	Corporate Auditor

Yoko Takemura	Corporate Auditor	Apr 1990	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
(Apr 7, 1952)
		Jan 1997 – present	Partner at Miyake Imai Ikeda law firm.
		Jun 2005 – present	Corporate Auditor of Wacoal Corp. (presently Wacoal Holdings Corp.)

*	This position was transferred to our new wholly owned subsidiary Wacoal Corp. at the time of our transition to a holding company structure.
     The terms of all of our directors expire in June 2007. The term as corporate auditor for Mr. Unabara expires in June 2007, the terms as corporate auditor for Messrs. Kato and Kotake expire in June 2008, the term as corporate auditor for Ms. Takemura expires in June 2009, and the term as corporate auditor for Mr. Hasegawa expires in June 2010.

     B. Compensation.
     Aggregate compensation, including bonuses, paid by Wacoal Holdings in fiscal year 2006 to our directors and corporate auditors was ¥268 million.
     A provision in the amount of ¥11 million was made during fiscal year 2006 to provide retirement allowance for directors and corporate auditors of Wacoal Holdings. The balance of our liability for termination benefits for directors and corporate auditors was ¥72 million and ¥615 million at March 31, 2006 and 2005, respectively.
     We do not have a stock option plan for directors, corporate auditors or any other employees.
     C. Board Practices.
     Wacoal Holdings’ Articles of Incorporation provide for a board of directors of not more than seven members and for not more than five corporate auditors. Shareholders elect the directors and corporate auditors at general shareholders’ meetings. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.
     The board of directors may elect one chairman, one president and one or more vice chairman, executive vice presidents, senior managing directors and managing directors. The board of directors elects, pursuant to its resolutions, one or more representative directors. Each representative director represents Wacoal Holdings generally in the conduct of its affairs. The board of directors has the ultimate responsibility for the administration of Wacoal Holdings’ affairs. None of Wacoal Holdings’ directors is party to a service contract with Wacoal Holdings or any of its subsidiaries that provides for benefits upon termination of employment.
     Under Company Law of Japan (the “Company Law”), Wacoal Holdings must have at least three corporate auditors. At least half of the corporate auditors will be required to be persons who have not been a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of Wacoal Holdings or any of its subsidiaries at any time during the past. The corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officers, general managers or employees of Wacoal Holdings or any of its subsidiaries. Together, these corporate auditors form a board of corporate auditors. The corporate auditors have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The corporate auditors also supervise the administration of Wacoal Holdings’ affairs by the directors. Corporate auditors are not required to be, and Wacoal Holdings’ corporate auditors are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.
     Under the Company Law and Wacoal Holdings’ Articles of Incorporation, Wacoal Holdings may enter into a liability limitation agreement with each outside director or corporate auditor which limits the maximum amount of their liabilities owed to Wacoal Holdings arising in connection with their failure to execute their duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

     We do not have a remuneration committee.
     Exemption from Certain Corporate Governance Requirements of NASDAQ.
     Pursuant to home country practice exemptions granted by NASDAQ, we are permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NASDAQ’s corporate governance listing requirements. These exemptions and the practices that we follow are described below:
•	Distribution of annual reports to shareholders. We are exempt from NASDAQ’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with our Articles of Incorporation, we hold an annual meeting of shareholders in June of each year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•	Independent directors. We are exempt from NASDAQ’s requirement that there be independent directors on our board of directors. Currently, for a foreign issuer, NASDAQ requires that there be two independent directors on its board of directors. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, the Company Law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are currently required to have at least half of their corporate auditors meet independence requirements under the Company Law. An outside corporate auditor is defined as a corporate auditor who has never served as a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of the company or any of its subsidiaries. Currently, we have three outside corporate auditors.

•	Audit committee. We are exempt from NASDAQ’s requirements with respect to the audit committee of the board of directors. Like a majority of Japanese companies, we do not have an audit committee – we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have five corporate auditors, three of whom are outside corporate auditors as described above. In addition, as discussed above, our corporate auditors serve a longer term than our directors.

Under NASDAQ’s listing rules that are currently applicable to foreign private issuers, including us, all members of a company’s audit committee must be independent as defined under NASDAQ’s requirements, and the audit committee must have certain defined responsibilities with respect to the company’s independent auditors. However, we have availed ourselves of paragraph (c)(3) of Rule 10A-3 of the Exchange Act with respect to these requirements – paragraph (c)(3) provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

•	Quorum. We are exempt from NASDAQ’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Company Law, however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders, except for (i) the election of directors and corporate auditors for which the quorum shall not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Company Law (the “special shareholders resolutions”), including an amendment to the Articles of Incorporation, a reduction of stated capital, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution and any offering of new shares at a “specially favorable” price (or any offering of the stock acquisition rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders. The quorum for special shareholder resolutions must be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the applicable shareholders meeting. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

•	Shareholder proxies. We are exempt from NASDAQ’s requirement that the Company solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. The Company Law requires the Company to send ballots to all shareholders with voting rights, together with the notice of shareholders’ meeting. Although the Company may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, the Company, in common with the majority of public companies in Japan, provides its shareholders with the opportunity to vote directly by ballot.

•	Review of related party transactions. We are exempt from NASDAQ’s requirement that the Company conduct an appropriate review of all related party transactions for potential conflict of interests and that all such transactions be approved by the Company’s audit committee or other independent body of the board of directors. The Company Law provides that approval of the board of directors is required for any transaction between the Company and any of its directors or any transaction between the Company and any third party where such transaction involves a conflict of interest situation between the Company and a director. No director can engage in any business which competes with the business of the Company unless he is permitted to do so by the board of directors. All related party transactions between the Company, its subsidiaries directors and major shareholders must be disclosed in the Company’s securities report filed annually with the Minister of Finance of Japan.
     D. Employees.
     The following table lists the number of our full-time employees as of March 31, 2006, 2005 and 2004:

				Asia (other
	Total	Japan	U.S.[1]	than Japan)	Others
March 31, 2006
Textile Products and Related Products	12,422	7,118	1,558	3,715	31
Other	450	443	—	7	—
Corporate	148	148	—	—	—
Total	13,020	7,709	1,558	3,722	31

March 31, 2005
Textile Products and Related Products	11,924	7,239	1,409	3,240	36
Other	479	472	—	7	—
Corporate	162	162	—	—	—
Total	12,565	7,873	1,409	3,247	36

March 31, 2004
Textile Products and Related Products	10,647	7,032	1,149	2,428	38
Other	454	452	—	2	—
Corporate	166	166	—	—	—
Total	11,267	7,650	1,149	2,430	38

1.	Includes employees in the Caribbean.
     During fiscal year 2006, we had an average of 1,616 temporary employees.

     Except for Nanasai and our seven manufacturing subsidiaries in Japan, the employees of Wacoal Holdings and our Japanese subsidiaries are organized into one union. Each of Nanasai and our seven manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and the various unions are satisfactory.
     E. Share Ownership.
     The following table lists the number of shares owned by Wacoal Holdings’ directors and corporate auditors as of June 30, 2006. As of such date, our directors and corporate auditors collectively held a total of 1,386,136 shares of our common stock as set forth below, and this number of shares constituted 0.96% of all outstanding shares of our common stock.

Name	No. of Shares	% of Common Stock
Yoshikata Tsukamoto	1,335,136	*
Shoichi Suezawa	9,000	*
Yuzo Ito	14,000	*
Tatsuya Kondo	6,000	*
Tadashi Yamamoto	2,000	*
Michihiko Kato	7,000	*
Hajime Kotake	5,000	*
Noboru Unabara	5,000	*
Yoko Takemura	3,000	*

*	Less than 1% of our total outstanding common shares.
     We have not issued any options or other securities to purchase shares of our capital stock to any director or corporate auditor.
     There are no arrangements that involve the issue or grant of options, shares or securities of Wacoal Holdings to our employees.
ITEM 7. Major Shareholders and Related Party Transactions.
     A. Major Shareholders.
     As of March 31, 2006, 144,016,685 shares of our common stock were issued and outstanding, including 100,752 shares of treasury stock, which are held by Wacoal Holdings. Beneficial ownership of Wacoal Holdings’ common stock in the table below was prepared from publicly available records of the filings made by Wacoal Holdings’ shareholders regarding their ownership of Wacoal Holdings’ common stock under the Securities and Exchange Law of Japan.
     Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder, including but not limited to a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the shares with voting rights of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.
     Based on publicly available information, the following table sets forth the beneficial ownership of holders of more than 5% of Wacoal Holdings’ common stock as of the dates indicated in the reports described below.

		Percentage of
Name of Shareholder	Number of Shares	Shares Outstanding
NWQ Investment Management Co., LLC	18,820,106	13.07%
Mitsubishi UFJ Financial Group, Inc. and its joint holders	12,587,173	8.74
     The number of shares owned by NWQ Investment Management Co, LLC is based on a report filed under the Securities and Exchange Law of Japan stating that NWQ Investment Management Co, LLC held or was deemed to beneficially hold 18,820,106 shares of Wacoal Holdings’ common stock as of April 11, 2006.
     The number of shares owned by Mitsubishi UFJ Financial Group, Inc. and its joint holders is based on a report filed under the Securities and Exchange Law of Japan stating that Mitsubishi UFJ Financial Group, Inc. and its joint holders held or were deemed to beneficially hold12,587,173 shares of Wacoal Holdings’ common stock as of April 30, 2006.
     Based on information made publicly available on or after April 1, 2003, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Wacoal Holdings’ common stock.

		Shares			Shares	Percentage
		Owned	Percentage	Number of	Owned	of
	Date of	Prior to	of Shares	Shares	After the	Shares
Name of Shareholder	Transaction	Transaction	Issued	Changed	Transaction	Issued
Mitsubishi Tokyo Financial Group and its joint holders	Jul 31, 2003	10,955,225	7.35%	(1,788,381)	9,166,844	6.25%
NWQ Investment Management Co., LLC	Feb 2, 2005	—	—	15,523,021	15,523,021	10.78
Mitsubishi UFJ Financial Group, Inc. and its joint holders	Oct 31, 2005	9,514,837	6.61	3,143,097	12,657,934	8.79
NWQ Investment Management Co., LLC	Dec 14, 2005	15,523,021	10.78	1,602,060	13,916,681	9.66
NWQ Investment Management Co., LLC	Feb 7, 2006	13,916,681	9.66	1,602,060	15,518,741	10.78
NWQ Investment Management Co., LLC	Feb 28, 2006	15,518,741	10.78	1,624,010	17,142,751	11.90
NWQ Investment Management Co., LLC	Apr 11, 2006	17,142,751	11.90	1,677,355	18,820,106	13.07
     As of March 31, 2006, approximately 8,135,561 shares, or 5.6% of the outstanding shares of our common stock other than in the form of American Depositary Shares, were held of record by 55 residents of the United States.
     The 16,045,880 shares of our common stock held of record by The Bank of New York on March 31, 2006 underlay the 3,209,176 American Depositary Shares of Wacoal Holdings held of record by 9 persons.

     To the extent known to Wacoal Holdings, Wacoal Holdings is not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly.
     We do not know of any arrangements that may, at a subsequent date, result in a change of control of Wacoal Holdings Corp.
     B. Related Party Transactions.
     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,811 million ($15,415 thousand) in fiscal year ended March 31, 2006.
     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥1,494 million ($12,717 thousand) in fiscal years ended March 31, 2006.
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
     Dividends and Divided Policy
     See “Item 10.B. Memorandum and Articles of Association – Capital Stock – Distributions of Surplus”.
     B. Significant Changes.
     Except as provided above and elsewhere in this annual report, there has been no significant change in our financial position since March 31, 2006, the date of our consolidated financial statements included in this annual report.

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
     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the Nasdaq SmallCap Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 5, 2006 was 1,613, and the last reported sale price of our ADSs on the Nasdaq SmallCap Market on July 5, 2006 was 68.81.

	Tokyo Stock Exchange		Nasdaq SmallCap Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2002	1,335	922	53.25	34.50
2003	1,068	846	44.65	34.80
2004	1,080	833	53.00	35.51
2005	1,500	1,033	69.99	46.62
2006	1,690	1,300	75.70	58.77

Fiscal quarter ended/ending
March 31, 2004	1,080	887	53.00	41.29
June 30, 2004	1,180	1,040	54.99	46.62
September 30, 2004	1,167	1,033	53.75	47.43
December 31, 2004	1,229	1,050	61.25	47.43
March 31, 2005	1,500	1,110	69.99	53.95
June 30, 2005	1,502	1,300	68.92	62.01
September 30, 2005	1,680	1,329	75.70	58.77
December 31, 2005	1,690	1,410	70.58	61.37
March 31, 2006	1,667	1,565	72.17	66.01
June 30, 2006	1,821	1,508	80.99	64.42

Month ended/to
March 31, 2006	1,650	1,567	69.11	66.01
April 30, 2006	1,630	1,530	68.09	66.01
May 31, 2006	1,821	1,536	80.99	65.51
June 30, 2006	1,730	1,508	76.53	64.42
July 5, 2006	1,617	1,603	69.87	68.45
     B. Plan of Distribution.
     Not applicable.

     C. Markets.
     See “Item 9.A. Offering and Listing Details” for information on the markets on which our common stock and ADSs are listed or quoted.
     D. Selling Shareholders.
     Not applicable.
     E. Dilution.
     Not applicable.
     F. Expenses of the Issue.
     Not applicable.
ITEM 10. Additional Information.
     A. Share Capital.
     Not applicable.
     B. Memorandum and Articles of Association.
     A copy of Wacoal Holdings’ Articles of Incorporation, amended as of June 29, 2005, is being filed as an exhibit to this annual report on Form 20-F. See “Item 10.H. Documents on Display”.
     The following summarizes certain provisions of Wacoal Holdings’ organizational documents and applicable Japanese law. This summary is qualified in its entirety by reference to the Company Law and Wacoal Holdings’ Articles of Incorporation, the Share Handling Regulations and the Regulations of the Board of Directors, each filed as an exhibit to this annual report on Form 20-F.
Organization
     Wacoal Holdings is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law. It is registered in the Commercial Register (shogyo tokibo) maintained by the Kyoto Local Registry Office of the Ministry of Justice.
Objects and purposes
     Article 2 of the Articles of Incorporation of Wacoal Holdings provides the following objectives of Wacoal Holdings.:
     1. To control and manage the business activities of the companies which are engaged in the following businesses by holding the shares of such companies:
(1)	manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

(2)	manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

(3)	manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health food;

(4)	management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

(5)	sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

(6)	acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

(7)	publishing and advertising business;

(8)	sale, purchase, lease, brokerage and management of real estate;

(9)	lease and brokerage of personal property;

(10)	nonlife insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

(11)	planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

(12)	sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furniture, utensils, kitchens, modular baths and toilets;

(13)	planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

(14)	planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

(15)	production, sale and lease of trees, plants and materials for gardening;

(16)	data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

(17)	processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

(18)	money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

(19)	dispatching of workers;

(20)	education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

(21)	undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

(22)	warehousing;

(23)	manufacture and sale of mannequins and display equipment;

(24)	investments incidental to Items (1) through (23) above; and

(25)	any and all business incidental or relate to Items (1) through (24) above.
     2. Any and all business incidental or related to any of the foregoing.
Directors
     Under the Company Law, our Board of Directors has the executive power and duty to manage our affairs, and each representative director, who is elected from among the directors by the Board of Directors, has the corporate authority to represent our company in all respects. Under both the Company Law and the Regulations of the Board of Directors of Wacoal Holdings, our directors must refrain from engaging in any business which competes with that of our company, unless approved by the Board of Directors. Any director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution.
     The Company Law and our Articles of Incorporation provide that the remuneration of directors and corporate auditors shall be determined at a general meeting of shareholders. Except as stated below, neither the Company Law nor our Articles of Incorporation sets forth any special provision as to a director’s or corporate auditor’s power to vote in connection with his or her compensation, the borrowing powers exercisable by a representative director (or a director who is given the power by a representative director to exercise such powers), the retirement age of any director or corporate auditor or any requirement to hold any shares of our capital stock.
     The Company Law specifically requires a resolution of the Board of Directors of a corporation to, among other things, acquire or dispose of material assets, borrow substantial amounts of money, employ or discharge from employment important employees, such as executive officers, and establish, change or abolish a material corporate division such as a branch office. A resolution of the Board of Directors is also specifically required for the establishment of a control system to ensure the adequacy of Wacoal Holdings’ affairs, such as a control system to ensure the exercise of our directors’ duty to comply with laws and regulations and the Articles of Incorporation of Wacoal Holdings. The Regulations of the Board of Directors of our company require a resolution of the Board of Directors for the long-term borrowing or lending of significant amounts of money or the guarantee of debt by Wacoal Holdings. Our Regulations of the Board of Directors also require a resolution of the Board of Directors to approve any transaction between Wacoal Holdings and one of its directors, any allocation of the remuneration and bonuses of directors as previously determined or approved by the general meeting of shareholders and any determination of the amount and manner of payment of retirement allowances or condolence money payable to directors, the determination of which has been previously entrusted to the Board of Directors by the general meeting of shareholders in accordance with the Company Law.
Capital stock
     Authorized Capital
     Article 6 of the Articles of Incorporation of Wacoal Holdings provides that the total number of shares it is authorized to issue is 500,000,000 shares.
     Distributions of Surplus
          General
     Under the Company Law, distributions of cash or other assets by a joint stock corporation to its shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus” below). Subject to certain limitations described in “Restriction on Distributions of Surplus” below, Wacoal Holdings may make any number of distributions of Surplus per fiscal year to shareholders or pledgees of record as of March 31 of each year or any other record date set by the Board of Directors of which not less than two weeks’ prior public notice must be given. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but may also be made pursuant to a resolution of the Board of Directors if all the requirements described in (a) through (c) are met:
     (a) Wacoal Holdings’ Articles of Incorporation provide that the Board of Directors has the authority to decide to make distributions of Surplus;
     (b) the normal term of office of Wacoal Holdings’ directors is not longer than one year; and
     (c) Wacoal Holdings’ non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.
     In the case of Wacoal Holdings, at present, the requirements in (a) and (b) above are met.
     Wacoal Holdings is not obligated to pay any dividends that remain unclaimed for a period of three years after the date on which they first become payable.
     Distributions of Surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in-kind, Wacoal Holdings may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to its shareholders to require Wacoal Holdings to make such distribution in cash instead of in kind. If no such right is granted to the shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “Voting rights” with respect to a “special resolution”).
     In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.
     Restriction on Distributions of Surplus
     When Wacoal Holdings makes a distribution of Surplus, it must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D – (E + F + G)
     In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on Wacoal Holdings’ non-consolidated balance sheet as of the end of the last fiscal year

“B”	=	(if Wacoal Holdings has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by Wacoal Holdings less the book value thereof

“C”	=	(if Wacoal Holdings has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”	=	(if Wacoal Holdings has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”	=	(if Wacoal Holdings has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F”	=	(if Wacoal Holdings has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice, including (if Wacoal Holdings has reduced Surplus and increased its stated

capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if Wacoal Holdings has distributed Surplus to its shareholders after the end of the last fiscal year) the amount set aside in its additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice
     The aggregate book value of Surplus distributed by Wacoal Holdings may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of (a) the book value of its treasury stock, (b) the amount of consideration for any of its treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on Wacoal Holdings’ non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
     If Wacoal Holdings has become, at its option, a company with respect to which the consolidated balance sheet should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), it will be required to further deduct from the amount of Surplus a certain amount which is calculated based on its non-consolidated and consolidated balance sheets as of the end of the previous fiscal year as provided by ordinance of the Ministry of Justice.
     If Wacoal Holdings has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss and the amount of consideration for any of its treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. Wacoal Holdings may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by Wacoal Holdings must be audited by its corporate auditors and independent certified public accountants, as required by ordinances of the Ministry of Justice.
     General Meeting of Shareholders
     Pursuant to the Articles of Incorporation of Wacoal Holdings, an ordinary general meeting of shareholders of Wacoal Holdings shall be convened in June of each year. In addition, Wacoal Holdings may hold an extraordinary general meeting of shareholders whenever necessary.
     Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Company Law, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

     Any shareholder or group of shareholders holding at least 300 voting rights (see “Unit Share System” below) or one percent of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders and may propose to describe such matter together with a summary of the proposal to be submitted by shareholder in the notice to shareholders attending such general meeting, by submitting a written request to a representative director at least eight weeks prior to the date set for such meeting.
     Voting Rights
     A holder of shares constituting one or more whole units (see “Unit Share System” below) is entitled to one vote for each whole unit of shares. However, in general, neither Wacoal Holdings nor any corporate shareholder or certain other entity one-quarter or more of the total voting rights of which are directly or indirectly held by Wacoal Holdings, has voting rights in respect of the shares held by Wacoal Holdings or such entity.
     Except as otherwise provided by law or by the Articles of Incorporation of Wacoal Holdings, a resolution can be adopted at a general meeting of shareholders by a majority of the total number of voting rights represented at the meeting. Under the Company Law and Wacoal Holdings’ Articles of Incorporation, however, the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Wacoal Holdings’ shareholders are not entitled to cumulative voting in the election of directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Wacoal Holdings’ shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of shareholders may also exercise their voting rights by electronic means if the Board of Directors approves such method of exercising voting rights.
     The Company Law provides that certain important matters shall be approved by a “special resolution” of a general meeting of shareholders. Under Wacoal Holdings’ Articles of Incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:
     (i) purchase of shares by Wacoal Holdings from a specific shareholder other than Wacoal Holdings’ subsidiary;
     (ii) consolidation of shares;
     (iii) issuance or transfer of new shares or existing shares held by Wacoal Holdings as treasury stock to persons other than shareholders at a “specially favorable” price;
     (iv) issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than shareholders under “specially favorable” conditions;
     (v) removal of Wacoal Holdings’ corporate auditor;

     (vi) partial exemption from liability of Wacoal Holdings’ directors, corporate auditors or independent auditors;
     (vii) reduction of stated capital (subject to certain exceptions);
     (viii) distribution of Surplus in kind with respect to which shareholders are not granted the right to require Wacoal Holdings to make a cash distribution instead of an in-kind distribution;
     (ix) any amendment to Wacoal Holdings’ Articles of Incorporation (except for such amendments that may be made without approval by shareholders under the Company Law);
     (x) transfer of all or a substantial portion of Wacoal Holdings’ business;
     (xi) acquisition of the business of another company requiring approval of the shareholders;
     (xii) dissolution, merger or consolidation requiring approval of the shareholders;
     (xiii) corporate split requiring approval of the shareholders; and
     (xiv) establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring approval of the shareholders.
     Rights to be Allotted Shares
     The holders of Wacoal Holdings’ shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to limitations as to the offering of new shares at a “specifically favorable” price mentioned under “Voting Rights” above. The Board of Directors may, however, determine that shareholders of a particular class of stock shall be given subscription rights regarding a particular issuance of new shares of that class, in which case such rights must be given on uniform terms to all shareholders of that class of stock as of a record date of which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration thereof at least two weeks’ prior to the date on which such rights expire.
     The right to receive allotments of new shares may not be transferred. However, Wacoal Holdings may allot stock acquisition rights to shareholders without consideration and such stock acquisition rights are transferable. See “Stock Acquisition Rights” below.
     Stock Acquisition Rights
     Wacoal Holdings may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from Wacoal Holdings upon payment of the applicable exercise price and subject to other terms and conditions thereof. Wacoal Holdings may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Board of Directors unless it is made under “specially favorable” conditions, as described in “Voting Rights” above.
     Liquidation Rights
     In the event of a liquidation of Wacoal Holdings, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of our shares of common stock in proportion to the respective numbers of shares held by each holder.
     Record Date
     March 31 of each year is the record date for the determination of shareholders entitled to receive Wacoal Holdings’ year-end dividends and to vote at the ordinary general meeting of shareholders with respect to the fiscal year ending on such date. In addition, Wacoal Holdings may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.
     Acquisition by Wacoal Holdings of its Capital Stock
     Wacoal Holdings may acquire its shares of capital stock (i) by soliciting all of its shareholders to offer to sell shares held by them (in such case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and such acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of Wacoal Holdings’ subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of Wacoal Holdings’ subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to Wacoal Holding’s representative director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
     The total amount of the purchase price of the shares may not exceed the Distributable Amount, as described in “Distributions of Surplus — Restriction on distributions of Surplus.”
     The Company Law permits Wacoal Holdings to hold shares acquired by it as treasury stock. Treasury stock may be held by Wacoal Holdings for any time period and may be cancelled by resolution of its Board of Directors. Wacoal Holdings may also transfer shares held by it as treasury stock to any person, subject to a resolution of its Board of Directors and subject also to other requirements similar to those applicable to the issuance of new shares. Wacoal Holdings may also utilize its treasury stock for the purpose of transfer to any person upon the exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through the exchange of treasury stock for shares or assets of the acquired company.

No specific approval by the Board of Directors or shareholders at a meeting of shareholders is required for such utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved by the Board of Directors or shareholders at Wacoal Holdings’ shareholders’ meeting, as the case may be.
     Unit Share System
     Under Wacoal Holdings’ Articles of Incorporation, 1,000 shares constitute one “unit.” The Board of Directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Wacoal Holdings’ Articles of Incorporation without approval by the shareholders. The number of shares constituting one unit may not exceed 1,000.
     Wacoal Holdings’ Articles of Incorporation and Share Handling Regulations provide that, in general, no stock certificates shall be issued with respect to any shares constituting less than one unit. Consequently, no certificates for shares other than a full unit or an integral multiple thereof will be issued (except for the purpose of protection of the holders of shares constituting less than one unit). As the transfer of shares normally requires delivery of the relevant stock certificates, any fraction of a unit for which no stock certificates are issued will not be transferable.
     Under the unit share system, a shareholder has one vote for each unit of shares held by it. Shares not constituting a full unit will carry no voting rights and will be excluded for the purposes of calculating the quorum for voting purposes. Moreover, under Wacoal Holdings’ Articles of Incorporation, holders of shares constituting less than one unit will not have other shareholder rights, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.
     A holder of shares constituting less than one unit may require Wacoal Holdings to purchase such shares at their market value. The request of such purchase may not be withdrawn without Wacoal Holdings’ consent.
     A holder who owns ADRs evidencing less than 200 ADSs will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Wacoal Holdings to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Wacoal Holdings to purchase such underlying shares. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots of less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.
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
     Miscellaneous
     Wacoal Holdings’ Articles of Incorporation has authorized the adoption of a basic policy for measures against the acquisition of a substantial shareholding (i.e., defensive measures against takeovers) (the “Basic Policy”) for the purposes of securing or enhancing corporate value and the common interests of shareholders. The Board of Directors of Wacoal Holdings has adopted certain measures (the “Plan”) under the Basic Policy in accordance with the Articles of Incorporation.
     The outline of the Plan is as follows:
     (a) Formulation of Procedures for Implementation of the Plan
     Under the Plan, Wacoal Holdings will demand that any third party (a “Purchaser”) who launches or proposes a purchase or any similar act (a “Purchase”) provide information in advance concerning such Purchase, and after Wacoal Holdings ensures sufficient time to obtain such information and consider such Purchase, Wacoal Holdings will present a plan of the management of Wacoal Holdings to its shareholders or otherwise negotiate with the Purchaser.
     (b) Gratis Allocation of Share Acquisition Rights and Independent Committee
     If the Purchaser fails to comply with the procedures as prescribed by the Plan and conducts a Purchase, or in the event of any Purchase by a Purchaser that threatens the corporate value of Wacoal Holdings and the common interests of its shareholders, Wacoal Holdings will conduct a gratis allocation of acquisition rights for the subscription of new shares with terms that prohibit the Purchaser from exercising such rights and with call rights for the acquisition of new shares from Wacoal Holdings by shareholders other than the Purchaser (the “Share Acquisition Rights”) at such time and in the manner prescribed in Article 277 et al. of the Company Law.
     The Company shall comply with the Regulations of the Independent Committee in order to prevent the Board of Directors from making an arbitrary decision concerning the trigger or non-trigger of the gratis allocation of the Share Acquisition Rights or other matters concerning the acquisition. In addition, Wacoal Holdings shall ensure transparency by seeking the judgment of an Independent Committee, which will be comprised of members appointed from (i) outside directors of Wacoal Holdings, (ii) outside corporate auditors of Wacoal Holdings or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants, academic experts, etc.) who shall be independent from the executive officers of Wacoal Holdings as well as through timely disclosure of relative information to its shareholders.
There are no sinking fund provisions relating to Wacoal Holdings.

     C. Material Contracts.
     None.
     D. Exchange Controls.
     There are no foreign exchange control laws or regulations in Japan that materially affect the import or export of capital, including the availability of cash and cash equivalents for use by our company, or the remittance of dividends or other payments to nonresident holders of our shares or ADSs.
     E. Taxation.
     The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the ADSs. Prospective purchasers of the ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.
     The following is a general summary of the material U.S. federal and Japanese tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs by an investor that holds those shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to address all the material tax consequences that may be relevant to holders of our common stock or ADSs and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks and financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold shares of our common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States and Japan, judicial decisions, published rulings, administrative pronouncements and United States Treasury regulations, as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan, all of which are subject to change (possibly with retroactive effect), and to differing interpretations.
     U.S. Holders (as defined below) should note that the Income Tax Treaty between United States and Japan (the “Treaty”) may apply to income and gain derived from the shares of our common stock or ADSs. Where relevant, U.S. Holders are urged to confirm with their tax advisors whether they are entitled to the benefits provided under the Treaty.
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
     An “Eligible U.S. Holder” is a U.S. Holder that:
     (1) is a resident of the United States for purposes of the Treaty, as applicable from time to time;
     (2) does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and
     (3) is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.
     A “Non-U.S. Holder” is any beneficial owner of shares of common stock or ADSs that is not a U.S. Holder.
     This summary does not address any aspects of U.S. federal tax law other than income taxation and does not discuss any aspects of Japanese tax law other than income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of our common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.
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
     Generally, a non-resident Holder is subject to withholding of Japanese income tax on dividends paid by Japanese corporations. Stock splits are, in general, not subject to withholding of Japanese income tax.
     In general, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident Holder is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Holdings) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable thereafter.
     Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
     The amount of such withholding tax imposed on dividends payable to the holders of our common stock and ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties, conventions or agreements as may exist between such country and Japan. If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Wacoal Holdings to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Wacoal Holdings is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Wacoal Holdings to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Wacoal Holdings’ fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident

Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.
     Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
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
U.S. Federal Income Taxation
     U.S. Holders
     Taxation of Distributions
     Subject to the discussion in “Passive Foreign Investment Companies” below, the gross amount of any distribution made by us in respect of our shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ADSs or common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. A dividend generally will be included in the gross income of a U.S. Holder when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. A dividend paid in Japanese yen will be included in gross income in a U.S. dollar amount based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.
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
     For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of our common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some U.S. holders, “financial services income”) in computing foreign tax credit limitations. For taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will consist of only “passive income” and “general category income”. “Financial services income” may be treated as “generally category income” if the U.S. Holder meets certain requirements. Special foreign tax credit rules apply to qualified dividend income received by individuals. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder (or as a deduction from that U.S. Holder’s taxable income, if that U.S. Holder elects). To the extent a refund of the Japanese withholding tax is available to a U.S. Holder, the amount of tax withheld that is refundable may not be claimed as a credit. U.S. Holder that (i) has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the shares of common stock or ADSs in an arrangement in which the holder’s expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares of common stock or ADSs.
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
     Taxation of Capital Gains
     Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder’s tax basis in an ADS generally will equal the U.S. Holder’s cost of that ADS in U.S. dollars. In general, upon a sale or other disposition of shares of our common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis, also determined in U.S. dollars, in those shares or ADSs. That gain or loss generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some U.S. Holders, including individuals, are eligible for preferential rates (generally 15%) in respect of long-term capital gain recognized in taxable years beginning before January 1, 2011. A U.S. Holder may deduct any loss resulting from the sale or exchange of shares or ADSs only against other capital gains. For a U.S. Holder who is an individual, up to $3,000 of capital loss in excess of capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of our common stock or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes, except that a loss will be treated as foreign source loss to the extent a U.S. Holder received dividends that were includible in the “financial services income” basket during the 24-month period prior to the sale or other disposition.
     Passive Foreign Investment Companies
     It is possible that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2006, or for the current or future taxable years. If we are classified as a PFIC, U.S. Holders who own our stock or ADSs during the taxable year in which we become or are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of an investment in a PFIC.
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
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities and other passive assets. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we were not a PFIC for prior taxable years and cannot predict whether we will be treated as a PFIC or for the current or any future taxable year.
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
     If you hold stock or ADSs in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the stock or ADSs and any gain realized on the disposition of the stock or ADSs even if we cease to be a PFIC. U.S. Holders are urged to consult their tax advisors including the advisability of making “protective” qualified electing fund election or an election to mark the shares to market on an annual basis.
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
     Special rules may apply a Non-U.S. Holder resident of a country with a treaty with the United States requiring the dividend income or gains to be attributable to U.S. permanent establishment in order to be subject to U.S. federal income tax.
     Backup Withholding and Information Reporting
     In general, information reporting requirements will apply to dividends in respect of our shares of common stock or the ADSs or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a backup withholding tax may apply (at a 28% rate through 2010) to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.
     A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

     F. Dividends and Paying Agents.
     Not applicable.
     G. Statement by Experts.
     Not applicable.
     H. Documents on Display.
     Documents referred to in this Annual Report on Form 20-F that have been filed with the SEC and Wacoal Holdings’ annual reports on Form 20-F, periodic reports on Form 6-K and other documents with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Investors may also get copies by writing the SEC and paying the prescribed fee. Our SEC filings are also available to the public on the SEC’s website (located at www.sec.gov) and from commercial document retrieval services.
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
     Maturities and fair values of such marketable securities and marketable investments were as follows:

			Due	Due	Due	Due
Year			after	from	from	from	Due
ended			one to	two to	three to	four to	after
March 31,	Debt	Due within	two	three	four	five	five	Equity
2006	securities	one year	years	years	years	years	years	securities
Cost	31,249	18,035	2,600	2,609	1,302	3,900	2,803	25,492
Fair Value	31,246	18,028	2,593	2,583	1,399	3,806	2,837	51,842
Foreign Exchange Risk
     Our international operations expose us to the risk of changes in foreign currency exchange rates. To manage this exposure, we may utilize foreign exchange forward contracts. At March 31, 2006, we had no open forward currency contracts.
Interest Rate Risk
     Our exposure to the market risk of changes in interest rates relates primarily to our debt obligations. We have long-term debt with both fixed rates and floating rates. Our interest rate risks are not material due to the amounts of short-term borrowings (¥6,392 million) and long-term debt (¥66 million).
     The following tables provide information about our financial obligations that are sensitive to changes in interest rates.
Long-term debt (including due within one year)
Wacoal Holdings and subsidiaries

Year ended		Expected maturity date						Estimated
March 31, 2006	Total	(Yen in millions and percent)						fair value
		2007	2008	2009	2010	2011	Thereafter
Lease Obligations	66	34	32	—	—	—	—	66
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
ITEM 16A. Audit Committee Financial Expert.
     The board of corporate auditors of Wacoal Holdings has determined that Wacoal Holdings does not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the board of corporate auditors.
     Wacoal Holdings believes that the combined knowledge, skills and experience of the board of corporate auditors, and their authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities, enable them, as a group, to act effectively in the fulfillment of their tasks and responsibilities required under the Sarbanes-Oxley Act of 2002.
ITEM 16B. Code of Ethics.
     Wacoal Holdings has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Wacoal Holdings’ code of ethics is attached as an exhibit to this annual report on Form 20-F.

ITEM 16C. Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu.
     Deloitte Touche Tohmatsu (DTT) has served as Wacoal Holdings’ principal accountant for the three years ended March 31, 2006. The following table presents fees for audit and other services rendered by DTT for the years ended March 31, 2005 and March 31, 2006.
DTT Fees for Audit and Other Services
(Yen in millions)

	Years ended March 31,
	2005	2006
Audit Fees	¥99	¥107
Audit Related Fees	4	3
Tax Fees	39	22
Other Fees	44	48

Total	¥186	¥180

     Audit Fees include fees billed for professional services rendered for audits of Wacoal Holdings’ annual consolidated financial statements, reviews of consolidated quarterly statements and statutory audits of the Company and its subsidiaries.
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
ITEM 19. Exhibits.
     Exhibits filed as part of this Annual Report.

Exhibit
Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)

1.2	Share Handling Regulations of the Registrant (English Translation)

1.3	Regulations of the Board of Directors of the Registrant (English Translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)

2.1	Specimen common stock certificate of the Registrant (English Translation)

2.2
Form of Deposit Agreement dated as of January 15, 1977, as amended and restated as of October 1, 1982, among Wacoal Corp., ChaseMellon Shareholder Services, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder (Previously filed)

8.1	Subsidiaries of the Registrant

11.1	Code of Ethics for Directors, Corporate Officers and Employees of Wacoal Corporation (incorporated by reference to the annual report on Form 20-F filed on July 8, 2005)

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Wacoal Holdings Corp. and Subsidiaries
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
     Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and Subsidiaries (the “Companies”) as of March 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
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
In our opinion, except for the omission of segment information, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and Subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 15 to the consolidated financial statements, on June 2, 2006, Wacoal Holdings Corp. acquired 49% of the shares of Peach John Co., Ltd.
Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.
June 16, 2006

Wacoal Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2006 and 2005

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2006	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥11,635	¥7,173	$99,038
Time deposits and certificates of deposit	8,258	17,022	70,293

Total	19,893	24,195	169,331
Marketable securities (Note 3)	32,699	43,396	278,337
Notes and accounts receivable:
Trade notes	458	677	3,899
Trade accounts	23,192	20,879	197,412
Allowance for returns and doubtful receivables (Note 4)	(2,778)	(2,214)	(23,647)
Inventories (Note 5)	27,135	26,785	230,975
Deferred income taxes (Note 11)	7,442	4,811	63,347
Other current assets	2,692	1,771	22,915

Total current assets	110,733	120,300	942,569

PROPERTY, PLANT AND EQUIPMENT:
Land	20,978	21,382	178,567
Buildings and building improvements	59,328	56,719	505,005
Machinery and equipment	13,789	12,918	117,373
Construction in progress	22	634	187

Total	94,117	91,653	801,132
Accumulated depreciation	(40,616)	(39,827)	(345,727)

Net property, plant and equipment	53,501	51,826	455,405

OTHER ASSETS:
Investments in affiliates	16,033	13,543	136,474
Investments (Note 3)	52,716	31,479	448,723
Deferred income taxes (Note 11)	992	649	8,444
Lease deposits and other	8,321	8,399	70,830

Total other assets	78,062	54,070	664,471

TOTAL	¥242,296	¥226,196	$2,062,445

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 6)	¥6,392	¥6,752	$54,409
Notes and accounts payable:
Trade notes	1,610	2,657	13,704
Trade accounts	10,608	10,299	90,296
Other payables	6,289	6,384	53,533
Accrued payroll and bonuses	6,790	6,580	57,797
Income taxes payable	1,806	370	15,373
Current portion of long-term debt (Notes 6 and 14)	34	60	290
Other current liabilities	1,996	1,868	16,990

Total current liabilities	35,525	34,970	302,392

LONG-TERM LIABILITIES:
Long-term debt (Notes 6 and 14)	32	99	272
Liability for termination and retirement benefits (Note 8)	4,622	7,083	39,343
Deferred income taxes (Note 11)	12,842	6,213	109,312
Other long-term liabilities	397		3,380

Total long-term liabilities	17,893	13,395	152,307

MINORITY INTERESTS	2,403	2,085	20,455

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS’ EQUITY (Note 9):
Common stock, no par value - authorized, 500,000,000 and 229,900,000 shares in 2006 and 2005; issued 144,016,685 shares in 2006 and 2005	13,260	13,260	112,870
Additional paid-in capital	25,242	25,242	214,862
Retained earnings (Note 15)	134,515	134,572	1,145,003
Accumulated other comprehensive income (loss) (Note 10):
Foreign currency translation adjustments	(736)	(3,820)	(6,264)
Unrealized gain on securities	14,311	6,565	121,816

Total accumulated other comprehensive income	13,575	2,745	115,552
Less treasury stock at cost - 100,752 and 72,245 shares in 2006 and 2005	(117)	(73)	(996)

Total shareholders’ equity	186,475	175,746	1,587,291

TOTAL	¥242,296	¥226,196	$2,062,445

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2006, 2005 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2006	2005	2004	2006
NET SALES	¥164,122	¥160,968	¥163,155	$1,397,021

OPERATING COSTS AND EXPENSES (INCOME):
Cost of sales	84,322	84,041	84,638	717,756
Selling, general and administrative	69,720	72,128	72,472	593,463
Impairment charges on long-lived assets	614		2,574	5,226
Loss on sale or disposal of property, plant and equipment	612	133	455	5,209
Government subsidy (Note 8)		(7,100)
Special retirement related expenses	7,521			64,020

Total operating costs and expenses	162,789	149,202	160,139	1,385,674

OPERATING INCOME	1,333	11,766	3,016	11,347

OTHER INCOME (EXPENSES):
Interest income	213	186	225	1,813
Interest expense	(56)	(79)	(113)	(477)
Dividend income	493	271	256	4,196
Gain on sale or exchange of investments (Note 3)	1,656	571	932	14,096
Impairment charges on investments	(65)	(618)	(142)	(553)
Other — net	(108)	(18)	358	(919)

Total other income (expenses), net	2,133	313	1,516	18,156

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	3,466	12,079	4,532	29,503

INCOME TAXES (Note 11):
Current	3,268	3,041	5,774	27,817
Deferred	(1,809)	2,759	(3,254)	(15,398)

Total income taxes	1,459	5,800	2,520	12,419

INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	2,007	6,279	2,012	17,084

EQUITY IN NET INCOME OF AFFILIATED COMPANIES	1,122	871	1,032	9,551

MINORITY INTERESTS	(308)	(360)	(142)	(2,622)

NET INCOME	¥2,821	¥6,790	¥2,902	$24,013

		Yen		U.S. Dollars
	2006	2005	2004	2006
EARNINGS PER SHARE (Note 13)	¥20	¥47	¥20	$0.17

EARNINGS PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 13)	¥98	¥236	¥99	$0.83

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended March 31, 2006, 2005 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2006	2005	2004	2006
NET INCOME	¥2,821	¥6,790	¥2,902	$24,013

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 10):
Foreign currency translation adjustments	3,084	(308)	(1,565)	26,251
Unrealized gains (losses) on securities	7,746	(266)	7,677	65,935
Minimum pension liability		954	5,339

OTHER COMPREHENSIVE INCOME	10,830	380	11,451	92,186

COMPREHENSIVE INCOME	¥13,651	¥7,170	¥14,353	$116,199

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Years Ended March 31, 2006, 2005 and 2004

		Millions of Yen
	Shares of
	Outstanding		Additional		Accumulated Other
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury
	(Thousands)	Stock	Capital	Earnings	Income (Loss)	Stock
BALANCE, APRIL 1, 2003	146,570	¥13,260	¥25,242	¥131,466	¥(9,086)	¥(43)

Net income				2,902
Other comprehensive income					11,451
Cash dividends paid, ¥68 per 5 shares of common stock				(1,978)
Repurchase of treasury stock for retirement	(2,600)			(2,449)
Repurchase of treasury stock — other	(6)					(7)

BALANCE, MARCH 31, 2004	143,964	13,260	25,242	129,941	2,365	(50)

Net income				6,790
Other comprehensive income					380
Cash dividends paid, ¥75 per 5 shares of common stock				(2,159)
Repurchase of treasury stock — other	(20)					(23)

BALANCE, MARCH 31, 2005	143,944	13,260	25,242	134,572	2,745	(73)

Net income				2,821
Other comprehensive income					10,830
Cash dividends paid, ¥100 per 5 shares of common stock				(2,878)
Repurchase of treasury stock — other	(28)					(44)

BALANCE, MARCH 31, 2006	143,916	¥13,260	¥25,242	¥134,515	¥13,575	¥(117)

	Thousands of U.S. Dollars (Note 2)
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income (Loss)	Stock
BALANCE, MARCH 31, 2005	$112,870	$214,862	$1,145,489	$23,366	$(621)

Net income			24,013
Other comprehensive income				92,186
Cash dividends paid, $0.85 per 5 shares of common stock			(24,499)
Repurchase of treasury stock — other					(375)

BALANCE, MARCH 31, 2006	$112,870	$214,862	$1,145,003	$115,552	$(996)

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2006, 2005 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2006	2005	2004	2006
OPERATING ACTIVITIES:
Net income	¥2,821	¥6,790	¥2,902	$24,013
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,433	3,312	3,081	29,222
Deferred income taxes	(1,809)	2,759	(3,254)	(15,398)
Loss on sale or disposal of property, plant and equipment	612	133	455	5,209
Impairment charges on long-lived assets	614		2,574	5,226
Government subsidy		(7,100)
Gain on sale or exchange of investments	(1,656)	(571)	(932)	(14,096)
Impairment charges on investments	65	618	142	553
Undistributed earnings of affiliates, less dividends	(674)	(448)	(726)	(5,737)
Changes in assets and liabilities:
(Increase) in notes and accounts receivable	(1,296)	(1,350)	(46)	(11,032)
Decrease (increase) in inventories	274	(878)	(2,124)	2,332
Increase in other current assets	(958)	(1,046)	(346)	(8,155)
(Decrease) increase in notes and accounts payable	(252)	1,198	1,020	(2,145)
(Decrease) increase in liability for termination and retirement benefits	(2,068)	1,193	3,212	(17,603)
Increase (decrease) in accrued expenses, income taxes and other current liabilities	1,667	(2,655)	(657)	14,190
Other	(54)	90	(100)	(459)

Net cash provided by operating activities	719	2,045	5,201	6,120

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	32,161	51,990	59,977	273,757
Payments to acquire marketable securities	(21,525)	(51,111)	(56,019)	(183,223)
Proceeds from sales of property, plant and equipment	513	340	369	4,367
Proceeds from sales of investments	1,231	926	2,130	10,478
Capital expenditures	(6,456)	(5,418)	(2,338)	(54,954)
Payments to acquire investments	(7,905)	(2,985)	(776)	(67,288)
Payments to acquire investments in affiliated companies		(16)	(1,690)
(Increase) decrease in other assets	(88)	746	(325)	(749)

Net cash provided by (used in) investing activities	(2,069)	(5,528)	1,328	(17,612)

FINANCING ACTIVITIES:
Increase (decrease) in short-term bank loans	(409)	2,813	(1,595)	(3,481)
Proceeds from issuance of long-term debt	19	45	49	162
Repayments of long-term debt	(116)	(380)	(158)	(987)
Repurchase of treasury stock	(44)	(23)	(2,456)	(375)
Dividends paid on common stock	(2,878)	(2,159)	(1,978)	(24,498)

Net cash provided by (used in) financing activities	(3,428)	296	(6,138)	(29,179)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	476	(61)	(194)	4,052

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥(4,302)	¥(3,248)	¥197	$(36,619)
(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2006, 2005 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2006	2005	2004	2006
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥(4,302)	¥(3,248)	¥197	$(36,619)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,195	27,443	27,246	205,950

CASH AND CASH EQUIVALENTS, END OF YEAR	¥19,893	¥24,195	¥27,443	$169,331

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥56	¥85	¥114	$477
Income taxes	1,832	5,395	5,846	15,594

NONCASH INVESTING ACTIVITIES:
Fair value of marketable securities received in exchange for certain other marketable securities with a recorded amount of ¥172 million ($1,464 thousand) in 2006	1,321			11,244
See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements - On October 1, 2005, Wacoal Holdings Corp. (the “Company”) that was formerly known as “Wacoal Corp.” spun off all of the Company’s business into a new wholly owned subsidiary and changed over to a holding company structure. The Company’s subsidiaries are predominantly engaged in one industry, the manufacture and sale of apparel, including foundation garments, lingerie, nightwear and outerwear in Japan, the United States of America, Europe and certain Asian countries.

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

Foreign Currency Translation - Assets and liabilities of international subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period. Translation adjustments are included in other comprehensive income (loss), a separate component of shareholders’ equity. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

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

The Companies recorded ¥614 million ($5,226 thousand) and ¥2,574 million in impairment charges on long-lived assets for the years ended March 31, 2006 and 2004, respectively, which resulted from the impairment of primarily a building related to the Companies’ branch office in Nagoya in 2006 and land and buildings related to a warehouse in 2004. No impairment charges were recorded in the year ended March 31, 2005. In 2004, as a result of changes in business plans in which the Companies reconsidered the intended use of the land and warehouse, the Companies evaluated the recoverability of the assets and recognized an impairment. The fair values of the land and warehouse were determined by an independent appraisal. In 2006, the Company determined to close its Nagoya office and to demolish the building. The office was closed on March 31, 2006 and the Companies recognized an impairment of the asset to be abandoned.

Derivatives - Derivative instruments, including certain derivative instruments embedded in other contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Changes in the fair value of a derivative are recorded in other comprehensive income (loss) or in earnings, depending on its intended use. Changes in fair value of foreign currency forward exchange contracts designated as fair value hedges of recognized assets and liabilities and firm commitments are recognized in income. Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of recognized assets and liabilities and firm commitments are reported in accumulated other comprehensive income. These amounts are reclassified into income in the same period as the hedged items affect income.

Asset Retirement Obligations — The Companies have leased facilities obligations from contractual commitments to remove leasehold improvements and return the property to a specified condition when the lease terminates. The Companies did not recognize any asset retirement obligations associated with leased facilities. Lease contracts have automatic renewal articles and the Companies currently intend to operate these facilities indefinitely and are therefore unable to reasonably estimate the fair value of any legal obligations the Companies may have because of indeterminate closure dates.

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

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2006, 2005 and 2004 were ¥11,888 million ($101,192 thousand), ¥13,241 million and ¥12,878 million, respectively.

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

Shipping and Handling Costs — Shipping and handling costs are included in selling, general, and administrative expenses.

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

Exchanges of Nonmonetary Assets, an Amendment to Accounting Principle Board (“APB”) Opinion No. 29 — In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment to APB Opinion No. 29”. SFAS No. 153 eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. SFAS No. 153 is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The Companies do not expect the adoption of SFAS No. 153 to have a material effect on the consolidated financial statements.

Accounting Changes and Error Corrections - In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements,” and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Companies do not expect the adoption of SFAS No. 154 to have a material effect on the consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments - In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired and whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005. The companies do not expect the adoption of FSP 115-1 to have a material effect on the consolidated financial statements.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥117.48 to $1, the buying rate for yen in New York City at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3	MARKETABLE SECURITIES AND INVESTMENTS

The fair value of marketable debt and equity securities is based on quoted market prices at March 31, 2006 and 2005. The fair values of the marketable debt and equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2006	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥13,539	¥132	¥80	¥13,591
Bank debt securities	7,702	1	13	7,690
Mutual fund	5,431	167	68	5,530
National debt securities	5,914	1	27	5,888

Total	¥32,586	¥301	¥188	¥32,699

Noncurrent:
Equity securities	¥25,492	¥26,479	¥129	¥51,842

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2005	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥19,920	¥21	¥15	¥19,926
Bank debt securities	13,412	88	3	13,497
Mutual fund	4,404	43	11	4,436
National debt securities	5,521	16		5,537

Total	¥43,257	¥168	¥29	¥43,396

Noncurrent:
Equity securities	¥17,294	¥13,398	¥18	¥30,674

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2006	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	$115,245	$1,124	$681	$115,688
Bank debt securities	65,560	8	110	65,458
Mutual fund	46,229	1,422	579	47,072
National debt securities	50,341	8	230	50,119

Total	$277,375	$2,562	$1,600	$278,337

Noncurrent:
Equity securities	$216,990	$225,392	$1,098	$441,284

Gross unrealized holding losses and fair values of marketable debt and equity securities which had been in a continuous unrealized loss position for less than 12 months at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2006	Fair Value	Loss	Fair Value	Loss
Current:
Corporate debt securities	¥5,027	¥80	$42,790	$681
Bank debt securities	5,488	13	46,714	111
Mutual fund	3,746	68	31,887	579
National debt securities	3,686	27	31,375	229

Total	¥17,947	¥188	$152,766	$1,600

Noncurrent:
Equity securities	¥2,264	¥129	$19,271	$1,098

	Millions of Yen
		Gross
		Unrealized
2005	Fair Value	Loss
Current:
Corporate debt securities	¥2,885	¥15
Bank debt securities	4,897	3
Mutual fund	2,582	11

Total	¥10,364	¥29

Noncurrent:
Equity securities	¥547	¥18

There were no securities which had been in a continuous unrealized loss position over 12 months at March 31, 2006 and 2005.
Future maturities of debt securities classified as available-for-sale at March 31, 2006 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value
Due within one year	¥18,035	¥18,028	$153,516	$153,456
Due after one year through five years	10,411	10,381	88,619	88,364
Due after five years through ten years	2,803	2,837	23,859	24,149

Total	¥31,249	¥31,246	$265,994	$265,969

Proceeds from sales of available-for-sale securities were ¥2,903 million ($24,711 thousand), ¥2,697 million and ¥2,631 million for the years ended March 31, 2006, 2005 and 2004, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were ¥510 million ($4,341 thousand), ¥572 million and ¥932 million, respectively. The gross realized losses on the sales of available-for-sale securities for the years ended March 31, 2005 and 2004 were ¥9 million and ¥4 million, respectively.

During the year ended March 31, 2006, the Companies exchanged certain equity securities for other securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥1,149 million ($9,780 thousand) in the year ended March 31, 2006. No such exchanges were made in the years ended March 31, 2005 and 2004.

The Companies recognized impairment charges on investments of ¥65 million ($553 thousand), ¥618 million and ¥142 million in the years ended March 31, 2006, 2005 and 2004, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and aggregated ¥874 million ($7,440 thousand) and ¥805 million at March 31, 2006 and 2005, respectively. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event or change in circumstances that may have a significant adverse effect on the carrying value of the investment.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2006	2005	2004	2006
Balance at beginning of year	¥72	¥149	¥222	$613
Charged to costs and expenses	29		13	247
Balances written-off/reversed	(9)	(77)	(86)	(77)

Balance at end of year	¥92	¥72	¥149	$783

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2006	2005	2004	2006
Balance at beginning of year	¥2,142	¥1,991	¥2,066	$18,233
Charged to costs and expenses	2,686	2,142	1,991	22,864
Balances utilized	(2,142)	(1,991)	(2,066)	(18,233)

Balance at end of year	¥2,686	¥2,142	¥1,991	$22,864

5.	INVENTORIES

Inventories at March 31, 2006 and 2005 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2005	2006
Finished products	¥22,507	¥22,296	$191,581
Work in process	3,295	2,918	28,047
Raw materials	1,333	1,571	11,347

Total	¥27,135	¥26,785	$230,975

6.	SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans at March 31, 2006 and 2005 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2005	2006
Unsecured bank loans	¥6,392	¥4,537	$54,409
Collateralized bank loans		2,215

Total	¥6,392	¥6,752	$54,409

The weighted average annual interest rates on short-term bank loans as of March 31, 2006 and 2005 were 0.5% and 1.1%, respectively.
Long-term debt at March 31, 2006 and 2005 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2005	2006
Unsecured loans principally from banks and an insurance company		¥50
Lease obligation	¥66	109	$562

Total	66	159	562
Less current portion	34	60	290

Long-term debt, less current portion	¥32	¥99	$272

The annual maturities of long-term debt at March 31, 2006 were as follows:

	Millions	Thousands of
Year Ending March 31	of Yen	U.S. Dollars
2007	¥34	$290
2008	32	272

Total	¥66	$562

In 2005, assets pledged as collateral for short-term bank loans and long-term debt were property, plant and equipment with a net book value of ¥224 million. In 2006, no assets were pledged as collateral.

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

The Companies lease most of store premises, some of distribution centers, and certain equipments. These operating leases expire at various dates through 2013. Most leases have automatic renewal articles and allow the Companies to extend the lease term beyond the initial base period, subject to terms agreed to at lease inception. Future minimum rental commitments on non-cancelable operating leases are presented below:

		Thousands of
Year Ending March 31	Millions of Yen	U.S. Dollars
2007	¥676	$5,754
2008	645	5,490
2009	530	4,511
2010	534	4,546
2011	512	4,358
Thereafter	2,063	17,561

Total	¥4,960	$42,220

Rental expenses were ¥3,844 million ($32,720 thousand), ¥3,703 million and ¥3,174 million for the years ended March 31, 2006, 2005 and 2004, respectively.

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

The Companies have a contributory retirement plan, several partially funded plans administered by independent trustees and several unfunded termination plans administered by the Companies. Benefits are usually paid in a lump sum at the earlier of termination or retirement, although periodic payments are available under certain conditions.

The retirement plans provide either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.

The Companies use a March 31 measurement date for the majority of its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligation liabilities shown above were as follows:

	2006	2005
Discount rate	2.5%	2.5%
Rate of increase in future compensation	0.5%	0.5%
The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2006	2005	2004
Discount rate	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
Rate of increase in future compensation	0.5%	0.4%	0.4%
Our wholly owned subsidiary, Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20 year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.
The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data. The estimated long-term rate of return is based on an asset allocation of equity securities of 33.0%, debt securities of 50.0%, and other investments of 17.0%, which was changed in 2006. Asset allocation at March 31, 2005 was equity securities of 60.0%, debt securities of 22.0% and other investments of 18.0%.
The Companies’ investment strategy is to maintain actual asset weightings within a preset range of target allocations. The Companies’ investments are broadly diversified, typically consisting primarily of equity and debt securities. The Companies believe these ranges represent an appropriate risk profile for the planned benefit payments of the plans based on the timing of the estimated benefit payment. This asset allocation differed from the existing asset allocation at March 31, 2006 as disclosed below due to a rapid increase in the fair market value of equity securities.
The asset allocation at March 31, 2006 and 2005 was as follows:

	2006	2005
Equity securities	57.3%	60.6%
Debt securities	35.1%	25.6%
Life insurance company general accounts	6.7%	11.3%
Cash and cash equivalents	0.9%	2.5%
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

In accordance with the Emerging Issue Task Force (“EITF”) Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”), the Company accounted for the entire separation process upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. The transfer resulted in the Company recording a subsidy from the government of ¥7,100 million representing the difference between the substitutional portion of the accumulated benefit obligation and the related plan assets. In addition, the Company recorded a gain from derecognition of previously accrued salary progression of ¥1,716 million, and a settlement loss from recognition of actuarial losses of ¥2,644 million in the year ended March 31, 2005.
The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2005	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥36,481	¥54,618	$310,529
Service cost	1,228	1,811	10,453
Interest cost	722	1,063	6,146
Participants’ contributions	92	114	783
Actuarial gain (loss)	2,926	(1,113)	24,906
Prior service liabilities incurred due to plan amendment	(5,833)		(49,650)
Benefits paid from plan assets	(281)	(218)	(2,392)
Settlement paid from plan assets	(2,361)	(1,846)	(20,097)
Settlement paid by the Companies	(287)	(354)	(2,443)
Return of substitutional portion of employee pension fund		(17,594)

Benefit obligation at end of year	32,687	36,481	278,235

Change in plan assets:
Fair value of plan assets at beginning of year	28,376	35,513	241,539
Actual return on plan assets	7,352	922	62,581
Employer contributions	2,682	2,668	22,829
Participants’ contributions	92	114	783
Benefit payments	(281)	(218)	(2,392)
Settlement payments	(2,361)	(1,846)	(20,097)
Return of substitutional portion of employee pension fund		(8,777)

Fair value of plan assets at end of year	35,860	28,376	305,243

Funded status:
Funded status at end of year	(3,173)	8,105	(27,008)
Unrecognized net actuarial gain (loss)	769	(3,327)	6,546
Unrecognized prior service benefit	6,954	1,690	59,192

Net amount recognized in long-term liabilities	¥4,550	¥6,468	$38,730

Net periodic benefit costs for the Companies’ plans consisted of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2006	2005	2004	2006
Service cost	¥1,228	¥1,811	¥1,589	$10,453
Interest cost on projected benefit obligation	722	1,063	1,302	6,146
Expected return on plan assets	(608)	(629)	(642)	(5,176)
Net amortization	12	1,110	3,153	102
Derecognition of previously accrued salary progression		(1,716)
Settlement (gain) loss	(256)	2,644		(2,179)

	¥1,098	¥4,283	¥5,402	$9,346

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.
In July 2005, the Company amended its retirement plan to change the interest rate used to determine periodic pension payments. Before the amendment, the interest rate was fixed at 4.3%. Under the amended plan, the interest rate is floating and determined based on the interest rate of the Japanese government bond within the range of 2.0% to 5.0%. The resulting prior service benefit is being amortized using the straight-line method over 12 years.
The accumulated benefit obligation for all domestic defined benefit plans was ¥30,691 million ($261,244 thousand) and ¥33,615 million at March 31, 2006 and 2005, respectively.

			Thousands of
	Millions of Yen		U.S. Dollars
	2006	2005	2006
Amounts recognized in the consolidated balance sheets consist of — Accrued benefit cost	¥4,550	¥6,468	$38,730
The aggregate projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for the plans with accumulated benefit obligation in excess of plan assets at March 31, 2005 were ¥33,454 million, ¥30,610 million and ¥27,824 million, respectively. There were no material plans with accumulated benefit obligation in excess of plan assets at March 31, 2006.
The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥2,360 million ($20,089 thousand) to their plans in the year ending March 31, 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

		Thousands of
Year Ending March 31	Millions of Yen	U.S. Dollars
2007	¥1,357	$11,551
2008	1,382	11,764
2009	1,408	11,985
2010	1,434	12,206
2011	1,488	12,666
2012 - 2016	8,413	71,612
The Companies also provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥364 million ($3,098 thousand), ¥718 million and ¥167 million were paid in addition to normal benefits and charged to “selling, general and administrative” for the years ended March 31, 2006, 2005 and 2004, respectively.

In November 2005, the Company announced a special voluntary retirement plan to eliminate approximately 300 positions to improve the labor structure at March 31, 2006. Employees who would be more than 50 years-old at March 31, 2006 could apply to this program. As of March 31, 2006, the Company had eliminated 362 positions and paid the special benefit of ¥6,931 million ($58,998 thousand). In March 2006, Fukushima Wacoal Sewing Corp., a subsidiary of the Companies, terminated its operation and paid a special termination benefit of ¥590 million ($5,022 thousand) to its employees. Those payments were also charged to special retirement related expenses. In addition to those charges, a gain on settlement of ¥256 million ($2,179 thousand) was credited to selling, general and administrative.

Termination Plan for Directors and Corporate Auditors - The Company and certain subsidiaries had termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump-sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of shareholders’ meeting. The amount of benefit were fixed by individuals as of June 29, 2005 and will be frozen until the retirement of directors and corporate auditors. The outstanding liability at March 31, 2006 was ¥397 million ($3,380 thousand) and was recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with EITF 88-1, the subsidiaries record a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liability for termination benefits for directors and corporate auditors at March 31, 2006 and 2005 was ¥72 million ($613 thousand) and ¥615 million, respectively.

9.	SHAREHOLDERS’ EQUITY

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the “Code”).

The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders’ accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. The Company’s legal reserve amount, which is included in retained earnings, totals ¥4,252 million ($36,193 thousand) and ¥4,209 million as of March 31, 2006 and 2005, respectively.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥110,061 million ($936,849 thousand) as of March 31, 2006, based on the amount recorded in the Company’s general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new corporate law (the “Corporate Law”) became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.
(b) Increases/decreases and transfer of common stock, reserve and surplus
The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.
(c) Treasury stock and treasury stock acquisition rights
The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.
The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

10.	OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of accumulated other comprehensive income (loss) were reported net of income taxes as follows:

	Millions of Yen
	2006			2005			2004
		Tax			Tax			Tax
	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount	Amount	Credit	Amount	Amount	Credit	Amount
Foreign currency translation adjustments	¥3,345	¥(261)	¥3,084	¥(325)	¥17	¥(308)	¥(1,686)	¥121	¥(1,565)
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	13,761	(5,531)	8,230	(334)	113	(221)	12,369	(4,781)	7,588
Reclassification adjustments	(816)	332	(484)	(76)	31	(45)	152	(63)	89

Net unrealized gain (loss)	12,945	(5,199)	7,746	(410)	144	(266)	12,521	(4,844)	7,677
Minimum pension liability				1,620	(666)	954	9,064	(3,725)	5,339

Other comprehensive income (loss)	¥16,290	¥(5,460)	¥10,830	¥885	¥(505)	¥380	¥19,899	¥(8,448)	¥11,451

	Thousands of U.S. Dollars
	2006
		Tax
	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount
Foreign currency translation adjustments	$28,473	$(2,222)	$26,251
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	117,135	(47,080)	70,054
Reclassification adjustments	(6,946)	2,826	(4,119)

Net unrealized gain (loss)	110,189	(44,254)	65,935

Other comprehensive income (loss)	$138,662	$(46,476)	$92,186

11.	INCOME TAXES

Income before income taxes, equity in net income of affiliated companies, and minority interests is summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2006	2005	2004	2006
Japan	¥4,695	¥12,789	¥4,791	$39,964
Foreign	(1,229)	(710)	(259)	(10,461)

Total	¥3,466	¥12,079	¥4,532	$29,503

Income taxes are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2006	2005	2004	2006
Current:
Japan	¥2,669	¥2,437	¥5,011	$22,719
Foreign	599	604	763	5,098

	¥3,268	¥3,041	¥5,774	$27,817

Deferred:
Japan	¥(1,845)	¥2,890	¥(3,196)	$(15,705)
Foreign	36	(131)	(58)	307

	¥(1,809)	¥2,759	¥(3,254)	$(15,398)

Total income taxes	¥1,459	¥5,800	¥2,520	$12,419

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2006, 2005 and 2004:

	2006	2005	2004
Normal Japanese statutory rates	40.7%	40.7%	42.1%
Increase in taxes resulting from:
Permanently non-deductible expenses	9.9	3.7	9.8
Change in valuation allowance	0.0	3.8	(0.3)
Undistributed earnings of foreign subsidiaries	2.9	0.5	(2.7)
Additional tax charges			16.8
Differences in subsidiaries’ tax rate	(4.7)	(1.9)	(3.1)
Tax exemption	(3.2)	(0.9)	(5.1)
Tax loss on investment in subsidiaries	(4.9)	(0.2)
Other — net	1.4	2.3	(1.9)

Effective tax rates	42.1%	48.0%	55.6%

In the year ended March 31, 2004, the Companies were assessed with additional income taxes plus interest of ¥760 million as a result of an income tax audit for the fiscal years ended March 31, 1998 through 2003 conducted by the Japanese tax authorities.

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2006 and 2005 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2006		2005		2006
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Sales returns	¥1,037		¥812		$8,827
Allowance for doubtful receivables	115				979
Inventory valuation	1,211		1,269		10,308
Accrued bonuses	1,474		1,360		12,547
Intercompany profits	153		187		1,302
Valuation loss on investments	615		624		5,235
Gain on sales of property, plant and equipment		¥1,753		¥1,819		$14,922
Undistributed earnings of foreign subsidiaries		2,363		2,002		20,114
Net unrealized gain on securities		10,726		5,502		91,301
Net realized gain on exchange of equity securities		2,415		1,996		20,557
Capitalized supplies	343		365		2,920
Enterprise taxes	195		62		1,660
Accrued vacation	788		909		6,708
Pension expense	2,271		2,455		19,331
Tax loss carryforwards	3,965		1,717		33,750
Fixed assets	1,600		1,657		13,619
Other temporary differences	769	36	799	5	6,545	305

Total	14,536	17,293	12,216	11,324	123,731	147,199
Valuation allowance	(1,651)		(1,645)		(14,053)

Total	¥12,885	¥17,293	¥10,571	¥11,324	$109,678	$147,199

A valuation allowance was recorded against the deferred tax assets, primarily related to loss carryforwards, of certain domestic and foreign subsidiaries. The valuation allowance increased by ¥6 million ($51 thousand) and ¥460 million for the years ended March 31, 2006 and 2005, respectively, and decreased by ¥14 million for the year ended March 31, 2004.
At March 31, 2006, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

	Millions	Thousands of
Year Carryforward Expires	of Yen	U.S. Dollars
2007	¥115	$979
2008	115	979
2009	296	2,520
2010	838	7,133
2011	869	7,397
2012	679	5,780
2013	6,734	57,320
Indefinitely until utilized	254	2,162

Total	¥9,900	$84,270

The portion of the undistributed earnings of foreign subsidiaries which are deemed to be permanently invested amounted to ¥5,758 million ($49,013 thousand) at March 31, 2006. It is not practicable to determine the unrecognized deferred tax liability on these earnings.

12.	RELATED PARTY TRANSACTIONS

The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliates of the Companies. The Companies purchased merchandise from affiliates in the amount of ¥1,811 million ($15,415 thousand), ¥1,805 million, and ¥2,437 million in the fiscal years ended March 31, 2006, 2005 and 2004. The accounts payable to affiliates were ¥26 million ($221 thousand) and ¥2 million at March 31, 2006 and 2005, respectively.

The Companies also sell supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥1,494 million ($12,717 thousand), ¥1,679 million, and ¥1,259 million in fiscal years ended March 31, 2006, 2005 and 2004. The accounts receivable from affiliates were ¥176 million ($1,498 thousand) and ¥286 million at March 31, 2006 and 2005, respectively.

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

The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted average number of common shares outstanding. The average number of common shares outstanding used in the computations was 143,933,607 shares for 2006, 143,956,284 shares for 2005 and 146,226,674 shares for 2004.

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

The fair value of long-term debt including current portion at March 31, 2006 and 2005 was ¥66 million ($562 thousand) and ¥160 million, respectively. These fair values are based on comparisons of instruments with similar terms and maturities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Forward Currency Exchange Contracts - The Company occasionally uses forward currency exchange contracts to manage its exposure to foreign currency fluctuation on the transactions dominated in foreign currencies. At March 31, 2005, the notional amount of its open forward currency contract was for the purchase of $3,000 thousand U.S. dollars. The Company recorded the changes in the fair value of the derivative contract of ¥10 million in other income since it was not designated as a hedge in the year ended March 31, 2005. No derivative contact was outstanding as of March 31, 2006.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores. The Company’s management believes that no concentration of credit risk existed at March 31, 2006.

15.	SUBSEQUENT EVENT

On June 2, 2006, the Company entered into an agreement to purchase 49% of the shares of Peach John Co., Ltd. Peach John Co., Ltd. is engaged in the mail-order sales of women’s apparel and various other apparel products. The purchase price is ¥14,994 million ($127,630 thousand). Results for recent fiscal years were as follows;

	Millions of Yen
	2005	2004
Net sales	¥16,095	14,471
Net income	1,873	1,096

Total assets	7,411	4,162

The Board of Directors of the Company intends to propose for approval at the shareholders’ meeting to be held on June 29, 2006, payment of a cash dividend of 100 ($0.85) per 5 shares of common stock to holders of record as of March 31, 2006 for the year then ended (aggregate amount of 2,878 million ($24,498 thousand)).
* * * * * *

SIGNATURES
     Wacoal Holdings hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS (Registrant)
By	/s/ Ikuko Otani
Ikuo Otani
General Manager, Corporate Planning

Date: July 7, 2006

INDEX OF EXHIBITS

Exhibit
Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)

1.2	Share Handling Regulations of the Registrant (English Translation)

1.3	Regulations of the Board of Directors of the Registrant (English Translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)

2.1	Specimen common stock certificate of the Registrant (English Translation)

2.2
Form of Deposit Agreement dated as of January 15, 1977, as amended and restated as of October 1, 1982, among Wacoal Corp., ChaseMellon Shareholder Services, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder (Previously filed)

8.1	Subsidiaries of the Registrant

11.1	Code of Ethics for Directors, Corporate Officers and Employees of Wacoal Corporation (incorporated by reference to the annual report on Form 20-F filed on July 8, 2005)

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002