Form 20-F
period 2007-03-31
WACOAL HOLDINGS CORP
filed 2007-07-20
CIK 104040

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

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
Yes ☐     No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
Yes ☐     No ☑

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to our development and sale of products, the expansion and operation of our specialty retail store network, our sales activities through catalog and Internet channels, the implementation of our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives, continued development of our overseas business and operations, developments in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.
     The forward-looking statements are subject to various risks and uncertainties. Information contained in the sections listed above and elsewhere in this annual report identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement.
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
     The Company’s fiscal year end is March 31. In this annual report, “fiscal year 2007” refers to the Company’s fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.
CURRENCIES AND EXCHANGE RATES
     We publish our financial statements in Yen. In this annual report, references to “U.S. dollars” or “$” are to the currency of the United States and references to “Yen” or “¥” are to the currency of Japan.
     Solely for your convenience, certain Yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the Yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥121.83 to $1.00 on July 18, 2007.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     The following selected historical consolidated financial data of Wacoal Holdings have been derived from the audited Consolidated Financial Statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2007, 2006, 2005, 2004 and 2003. The selected consolidated income statement data for the fiscal years ended March 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data as of March 31, 2007 and 2006, are derived from the audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this Form 20-F. In addition, the following table presents selected consolidated income statement data for the fiscal years ended March 31, 2004 and 2003, and selected consolidated balance sheet data as of March 31, 2005, 2004 and 2003, derived from Wacoal Holdings’ audited Consolidated Financial Statements not included in this Form 20-F.

	(Yen in millions and U.S. dollars in thousands, except per share amounts or unless otherwise indicated)
	Year ended/as of March 31,
	2007		2006	2005	2004	2003
Income Statement Data
Net sales	¥166,410	$1,415,532	¥164,122	¥160,968	¥163,155	¥163,709
Operating income	12,896	109,697	1,333	11,766	3,016	7,264
Net income	9,029	76,803	2,821	6,790	2,902	2,898

Balance Sheet Data
Working capital[1]	¥58,047	$493,765	¥75,208	¥85,330	¥89,951	¥90,910
Total assets	250,266	2,128,836	242,296	226,196	224,803	218,105
Long-term debt (including capital leases)	111	944	32	99	122	455
Common stock	13,260	112,794	13,260	13,260	13,260	13,260
Shareholders’ equity	193,278	1,644,080	186,475	175,746	170,758	160,839

Per American Depositary Share Data
(One ADR represents 5 shares of common stock):
Net income	¥316	$2.69	¥98	¥236	¥99	¥97
Cash dividends declared:
Japanese Yen	¥110	—	¥100	¥100	¥75	¥68
U.S. dollars	—	$0.94	$0.85	$0.93	$0.72	$0.58

Other Data
Weighted average number of shares of common stock outstanding (thousands)	142,910	142,910	143,934	143,956	146,227	148,772

1.	Working capital equals total current assets less total current liabilities.

     We publish our financial statements in Yen. The following table sets forth information regarding the noon buying rates for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Yen per $1.00 during the periods shown. The noon buying rate was ¥121.83 to $1.00 on July 18, 2007.

	Year ended March 31,
Yen exchange rates per U.S. dollar[1]	2007	2006	2005	2004	2003

Period end[2]	¥117.56	¥117.48	¥107.22	¥104.18	¥118.07
Average rate during period[3]	116.55	113.67	107.28	112.75	121.10
Highest rate during period	121.81	120.93	114.30	120.55	133.40
Lowest rate during period	110.07	104.41	102.26	104.18	115.71

Yen exchange rates	Highest rate	Lowest rate
per U.S. dollar	during period	during period
January 2007	¥121.81	¥118.49
February 2007	121.77	118.33
March 2007	118.15	116.01
April 2007	119.84	117.69
May 2007	121.79	119.77
June 2007	124.09	121.08

1.	All figures have been derived from figures released through the web site of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.
B. Capitalization and Indebtedness.
     Not applicable.
C. Reasons for the Offer and Use of Proceeds.
     Not applicable.
D. Risk Factors.
     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on the results of operations and financial condition of Wacoal Holdings, and a material decline in the trading price of our common stock and American Depositary Shares, or ADSs.
Weakness in the Japanese market would hurt our business
     During fiscal year 2007, the Japanese market accounted for approximately 85% of our sales, and we expect that our sales in Japan will account for approximately an equivalent proportion of our sales in fiscal year 2008. As a result, we believe that the general level of consumer spending in Japan has a significant impact on our net sales and profitability. Any weakness in the Japanese market or decrease in consumer spending in Japan would have an adverse impact on sales, operations and our financial condition.
Continued difficulties faced by department stores and other general retailers in Japan would hurt our business
     In fiscal year 2007, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan. We are attempting to increase our sales made through our own specialty retail store network, our catalog business and our Internet operations. However, we expect that the majority of our total sales will continue to be made through department stores, general merchandise stores and other general retailers in Japan for the foreseeable future.
     In recent years, many department stores, general merchandise stores and other general retailers in Japan have experienced business difficulties for a variety of reasons, including weak consumer spending, competition from convenience stores, catalog and Internet retailers and other sources. A number of department stores and general retailers have been able to improve their financial performance as a result of restructuring and other efforts. Nevertheless, the outlook for the sector remains uncertain, and poor performance could persist.
     Weakness in the department store, general merchandise and specialty retail sector would make it difficult to increase sales to our customers in these sectors, and the failure of one or more of our important general retail customers could materially harm our business. This would mean an immediate loss of sales to such failed retailer and the potential inability to collect some or all of our outstanding accounts receivable from it. In addition, increased consolidation in the Japanese general retail sector may allow our customers to increase their bargaining power in negotiating pricing and other terms of trade, which could have a material impact on our business and financial performance.
     As a result of any of the above factors or otherwise, any weakness among department stores, general merchandise stores and other general retailers would have a material impact on our business, profitability and financial condition.
Our success depends on our ability to effectively anticipate and respond to consumer tastes and preferences and deliver high-quality products
     Our success depends in part on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. Customer tastes and fashion trends change rapidly and are difficult to predict. If we are unable to successfully anticipate or respond to changing styles or trends or lose the support of our customers, we would be unable to achieve our sales targets and our financial results would suffer as a result.
     In addition, we believe that we have established broad brand recognition in our core Japanese market for our high quality and fashionable women’s innerwear garments, and that this brand recognition is very important for our ability to target the high end of the women’s innerwear market. As a result, our brand image may suffer if we misjudge the market or sell defective merchandise causing consumers to believe that we are not able to offer attractive fashions and top-quality products. If any event were to occur that harms our reputation for producing high-quality products, our sales, operations and financial condition could be materially adversely affected.
Our business is highly competitive
     The sale of intimate and other apparel is highly competitive, and we must compete for sales with a wide range of other apparel companies. In addition to competition from wholesalers and direct retailers in the mid-to-high-end undergarment market in Japan, we must also compete against door-to-door sales, catalog and Internet sales, and other mass market and specialty apparel companies, such as Fast Retailing, as well as outerwear fashion manufacturers who are beginning to enter the intimate apparel market.
     An important factor affecting the competitive environment in our industry in recent years has been the increased penetration of lower priced garments in the market. Factors driving this trend include increased product sourcing and production in China, Vietnam and other lower-cost countries, the introduction of new manufacturing technologies, consolidation in the retail industry and a prolonged period of sluggish consumer spending, particularly in Japan. Our strategy of focusing on the higher end of the intimate apparel market may help us avoid potential negative effects of such trends on our business and performance, including possible loss of market share and reduced profitability. However, we are affected by these competitive trends and our strategy may not be successful.
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
Our specialty retail store network may not be successful
     As of March 31, 2007 we had a total of 97 specialty retail stores, including 7 factory outlet stores. Through our specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products.
     In particular, we believe our ability to increase sales to younger women is key to our ability to increase our sales in the future. In June 2006, we strengthened our specialty retail store marketing efforts aimed at younger women by entering into a strategic tie-up with Peach John Co., Ltd. (“Peach John”).
     However, there are a number of risks that we must address in order for our specialty retail stores to succeed, and we may not be successful in resolving these risks, especially in light of our limited experience in operating our own stores. For example:
•	our specialty retail store strategy depends in large part on our ability to find attractive store locations that will provide sufficient customer traffic to drive sales;
•	we must compete for good store locations with other retailers pursuing similar strategies;

•	we may not be able to open new stores with capital investment, leasing and other costs that will allow us to earn a reasonable return; and
•	we must effectively recruit personnel, control inventory, market our stores and new product lines and otherwise operate our stores successfully.
     We are developing and marketing distinct lines of intimate apparel for our specialty retail stores under brands that do not feature the Wacoal name in order to reach the targeted customers for our stores and avoid competition with our general retail customers who carry our Wacoal brand apparel. This strategy carries risks, including the risk that our new apparel lines may not meet the fashion, function and other needs of our targeted customers.
     We opened our first specialty retail store in 2002. This limited period of operational history makes it difficult for us to evaluate the performance of our specialty retail stores to date, and to estimate whether we will achieve success in the future.
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
We are subject to inventory risks that could negatively impact our operating results
     Fluctuations in the demand for our products may affect the inventory we own because we usually manufacture our products well in advance of the applicable season and sometimes before fashion trends are identified or evidenced by customer purchases. In addition, the cyclical nature of the retail business requires us to carry additional inventory, especially prior to peak selling seasons when we generally build up inventory levels. We generally enter into contracts for the purchase and manufacture of merchandise with our suppliers well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to sub-optimal selection and timing of merchandise purchases. Therefore, if we are unable to successfully anticipate or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will suffer and we may be faced with significant amounts of unsold inventory. In response, we may be forced to reduce our product prices, increase our marketing promotions or take other steps, which could have a material adverse effect on our sales, results of operations and financial condition.
     In addition, we review our inventories on a regular basis for their salability and for indications of obsolescence to determine if a write-down to market value is necessary. The revaluation of inventories is based on the age of inventories, likelihood of obsolescence, actual product movements, changes in market demand, and other factors. Any write-downs of inventory resulting from such reviews may have an adverse impact on our earnings and profitability, depending on the extent of the markdowns and the amount of inventory affected.
Improvement in our profitability will largely depend on our ability to reduce costs
     Reducing our costs of conducting business is a key element of our strategy to improve our profitability and business performance. In recent years we have taken certain steps intended to reduce our costs. For example, in order to improve the efficiency of our product distribution system, we reduced the number of our distribution centers from 18 in 1998 to 5 as of March 31, 2007. We have also implemented steps to reduce our labor costs in Japan, such as an early retirement program, and a reform of our pension plan. In addition, we are seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries and taking other steps to reduce manufacturing costs.
     However, we may not be successful in materially reducing our costs, and any cost reductions that we achieve may not be large enough to compensate for difficulties that we may face in increasing our sales. A failure to reduce our costs would have a material adverse effect on our profitability and results of operations.
It may be difficult for us to attract and retain highly qualified personnel
     The ability to grow our business depends significantly on our ability to attract, train and retain qualified personnel in areas such as product planning, manufacturing technology and sales and marketing. The competition for qualified personnel in Japan is intensifying due to factors such as a gradual reduction of the working population due to demographic trends in Japan and the increased demand for labor as a result of improved economic conditions. Our ability to attract qualified personnel depends in large part on our ability to establish and maintain a positive image in the labor market. We may not be successful in attracting and retaining qualified personnel, which may have a material adverse effect on our financial condition and results of operations.
Our business is affected by seasonality
     Our business performance and results are affected by seasonality. Because consumer demand for innerwear and other apparel are easily influenced by the weather, large temperature fluctuations and other adverse weather conditions can have a large impact on sales of our seasonal campaign items and other seasonal products. Because we produce and acquire merchandise in advance of peak selling periods, seasonal fluctuations also affect our inventory levels. We cannot predict future weather patterns or judge the effect that weather patterns may have on our sales and profitability.
We may face increasing risks relating to conducting business internationally
     In fiscal year 2007, approximately 85% of our sales were made in Japan. However, we have gradually increased both the amount of goods we produce and the amount of raw materials we procure in lower-cost countries, such as China—a trend we expect to continue. In addition, we are making efforts to expand our product sales in overseas markets, including the U.S., Europe and China. These initiatives and trends may increasingly subject us to various risks relating to the conduct of our business abroad, including:

•	differing consumer tastes and preferences in overseas markets;

•	political, social and economic instability in countries where we source, manufacture or sell our products;

•	unexpected tax, legal or regulatory changes that may adversely impact our group;

•	difficulty in staffing and managing widespread operations;

•	changes in exchange rates;

•	differing protection of intellectual property; and

•	public health or similar problems in our important overseas markets or sourcing/production centers.
We may not be successful with acquisitions and other strategic transactions with third parties
     As part of our CAP 21 strategic plan, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. For example, in June 2006 we entered into a business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company owned store sales.
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
     Other potential risks that may arise from our strategic transactions include the following:
•	difficulty and expense of assimilating the operations, technology and personnel of an acquired business;

•	our inability to retain the management, key personnel and other employees of an acquired business;

•	our inability to maintain an acquired company’s relationships with customers, suppliers and other key third parties;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	the diversion of our management’s attention from our core business; and

•	impairment charges we would have to take if we were to conclude that there had been an other-than-temporary decline in the fair value of our investment in an investee company, below its carrying value if, for example, the investee business were not generating increasing cash flows as quickly as we had expected at the time of our initial investment.

     If any of these or any other material risks occur, it could have an adverse effect on the business we acquire, as well as the operations, financial condition and cash flow of our existing operations.
We face risks in our business relating to intellectual property rights
     We are subject to certain risks in our business relating to intellectual property rights. In particular, we believe that our brands and related trademarks are important to our ability to create and sustain demand for our products, and to the value of our business. We may encounter trademark and related disputes in the future, and our actions to establish and protect our trademarks and other proprietary rights may not be adequate to prevent imitation of our products or the infringement of our trademarks and proprietary rights by others, which could materially harm our operations and financial condition. Additionally, other parties have, and may in the future, assert that we have infringed their intellectual property rights. We cannot predict whether any such assertions or related claims will substantially harm our financial condition or results of operations.
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
If we fail to maintain adequate internal controls over financial reporting we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud
     Beginning with this annual report on Form 20-F for our fiscal year ending March 31, 2007, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.
     As a result of evaluations conducted by management and independent external auditors for fiscal year 2007, we did not discover any material deficiencies. However, we recognize that there are certain improvements that we should make with particular aspects of our internal controls.

     In addition, although we have a policy of actively responding to all of our inadequacies as a group, there is a possibility that we may not be able to successfully implement revised controls and procedures, and our revised controls and procedures may not be effective in remedying any deficiencies that are identified.
     Furthermore, there is a chance that new deficiencies will arise owing to changes and amendments to the standards for establishing and maintaining effective internal controls or changes that affect the business environment generally, and we may not be able to conclude in our annual reports that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.
     Moreover, effective internal controls are necessary for us to produce reliable financial reports and important in helping prevent financial fraud. If we cannot provide reliable financial reports on a timely basis or prevent financial fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.
Our holdings of equity securities expose us to risks
     We hold equity and other securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities, or in the Japanese equity markets in general, could have an adverse impact on our financial results in the relevant reporting period. For example, although our balance sheet as of the end of fiscal year 2007 shows an unrealized gain on securities of ¥14,428 million, we were required to recognize a valuation loss on our equity securities holdings of ¥365 million, which was primarily the result of a determination that a decrease in the fair market value of certain equity securities was other-than-temporary.
     In addition, if there is a decrease in our pension assets due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our profitability and financial condition.
We are subject to risks from natural disasters and epidemics
     In the event of a large earthquake or other natural disaster, or the outbreak of an epidemic, that were to impact our employees or our ability to continue using any of our sales or manufacturing facilities, our sales and marketing efforts would be adversely impacted and we would face the possibility of work delays or stoppages, any of which could have a negative affect on our business. In addition, any such natural disaster or epidemic would also have a large impact on consumer activity, which would have a significant impact on the sales of our products.
We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs
     It is possible that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the fiscal year ended March 31, 2007, or for the current or any future fiscal year. Such characterization could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs. For example, if we are a PFIC, U.S. holders of our stock or ADSs would be subject to increased tax liabilities under U.S. federal income tax laws and regulations and burdensome reporting requirements.

     The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill. Specifically, we will be classified as a PFIC for U.S. tax purposes if, after applying certain look-through rules, either 50 percent or more of the gross value of our assets, based on annual quarterly averages, are passive assets, or 75 percent or more of our annual gross income is passive income. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets, as well as any change in the valuation of our goodwill. In addition, if our acquisitions of active business assets, capital expenditures and certain other uses of cash do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not be classified as a PFIC for the fiscal year ended March 31, 2007, or for the current or any future fiscal year. See “Item 10.E. Taxation—U.S. Federal Income Taxation—U.S. Holders—Passive Foreign Investment Companies”.
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
     Our corporate headquarters are located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan, and our telephone number at that location is 81-75-682-5111. Our agent in the United States is Wacoal America, Inc., located at 136 Madison Avenue New York, N.Y. 10016 U.S.A, and our telephone number at that location is 1-212-532-6100.
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
     The following diagram shows our corporate organization. Unless otherwise indicated, Wacoal Holdings Corp. owns 100% of the voting securities of the first-tier subsidiaries included in the diagram below and Wacoal Corp. owns 100% of the voting securities of all other domestic and overseas subsidiaries, with the exceptions of Hokuriku Wacoal Sewing Corp. (90% owned by Wacoal Corp.), Torica Inc. (53% owned by Wacoal Corp.), Wacoal Hong Kong Co., Ltd. (60% owned by Wacoal Corp. and 40% owned by Taiwan Wacoal Co., Ltd, which in turn is 50% indirectly owned by Wacoal Corp.) and Philippine Wacoal Corp. (67% owned by Wacoal Corp.).

     For a discussion of recent and current capital expenditures, please see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.
     We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.
B. Business Overview.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 74.1% of our consolidated net sales for fiscal year 2007. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.
     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal year 2007, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan.

     In the U.S. market, our subsidiary Wacoal America, Inc. is engaged in sales of foundation garments and lingerie using the Wacoal brand, the Donna Karan Intimates (DKI) brand and the DKNY brand. Wacoal America, Inc. operates from one facility in New Jersey and one facility in New York. One of our subsidiaries, Wacoal Dominicana Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products, mostly to retailers in the U.S.
     In France, our subsidiary Wacoal France S.A. designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in Southeast Asia.
     In January 2002 we established Wacoal (UK) Limited in the U.K, which markets Wacoal products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We also hold a minority ownership interest in a joint venture company, Shanghai Yadie Fashion Co., Ltd., which serves as a production base for our foundation garments, all of which are shipped to Wacoal in Japan. In November 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in China as a wholly owned subsidiary. We are using this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market. We have also expanded our operations in China through our new Dalian production facility, which we opened in August 2003.
     Vietnam Wacoal Corp., which we established in Vietnam as a part of the expansion of our overseas manufacturing bases, commenced operations in April 1998. We also market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.
     In June 2006, we purchased 49% of the shares of Peach John Co., Ltd. (“Peach John”) for approximately ¥15,327 million ($130 million). Peach John is engaged in mail-order sales of women’s apparel and various other apparel products.
     The following table sets forth information with respect to our total sales by category of products during the fiscal years ended March 31, 2007, 2006 and 2005:
Total Sales (and Percentage) by Product Category

	Year ended March 31,
	2007		2006		2005
	(Yen in millions)
Innerwear
Foundation Garments and Lingerie	¥123,295	74.1%	¥119,875	73.0%	¥114,895	71.4%
Nightwear	10,081	6.0	10,440	6.4	10,746	6.7
Children’s Underwear	2,069	1.2	2,216	1.3	2,317	1.4

Total Innerwear	¥135,445	81.3%	¥132,531	80.7%	¥127,958	79.5%
Outerwear and Sportswear	8,751	5.3	9,128	5.6	9,628	6.0
Hosiery	2,102	1.3	2,462	1.5	2,398	1.5
Textile Products	4,051	2.4	4,598	2.8	5,250	3.2
Other	16,061	9.7	15,403	9.4	15,734	9.8

Total	¥166,410	100.0%	¥164,122	100.0%	¥160,968	100.0%

     The following table sets forth information with respect to our total sales by region during the fiscal years ended March 31, 2007, 2006, and 2005:
Total Sales (and Percentage) by Region

	Year ended March 31,
	2007		2006		2005
	(Yen in millions)
Japan	¥141,676	85%	¥143,514	87%	¥142,993	89%
United States and Europe	18,021	11	14,823	9	12,799	8
Asia (excluding Japan)	6,713	4	5,785	4	5,176	3

Total	¥166,410	100%	¥164,122	100%	¥160,968	100%
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
     Pursue growth opportunities
     We will seek to achieve profitable growth in our business by pursuing opportunities that we believe will allow us to leverage our market leadership and brand awareness in our core Japan market. Our efforts to achieve growth will include the following:
•	expanding our mid-priced innerwear offerings for young women, with an emphasis on more fashionable products;

•	strengthening channels other than our traditional general retail store channel, such as our specialty retail store network, internet and catalog sales and our Dublevé custom-made intimate apparel business;

•	expanding our overseas businesses, particularly in the United States and China and in ASEAN countries through our new ASEAN-wide sorci age product line, which was introduced in March 2007; and

•	continuing to develop and expand our active wear business, including our CW-X product line, our X-FIT product group and our other Wellness products.
     Reducing costs and pursuing increased efficiencies
     We will seek to improve our business and financial performance through cost reductions and greater efficiency in our operations. Over the past several years, we have made gains in this area by consolidating our production resources and distribution facilities in Japan, producing more garments and sourcing more materials in China, Vietnam and other lower-cost countries in Asia, and carrying out an early-retirement program and other efforts with respect to our work force in Japan. We will continue to seek improvements in our operating efficiency and cost base as a core part of our business strategy.
Operations
     Principal Products
     Our principal product categories are innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear), outerwear and sportswear, hosiery, textile products and other products.
     Foundation garments and lingerie
     Our foundation garments include brassieres, girdles and bodysuits (a one-piece combination brassiere and girdle). Most of these products are available in a variety of colors, with variations in lace, trim and detailing. Lingerie, consisting mainly of slips, bra-slips (a combination bra and slip), women’s briefs, undershirts and shorts, is produced in a variety of fashion styles. We market our foundation garments under a number of separate product lines, which are targeted at specific groups of consumers based on style, pricing and other factors.
     We launch product campaigns for our core Wacoal brand and our Wing brand foundation garments and lingerie each year for the spring/summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns.
     Our Wacoal brand product campaign for spring 2006 featured our Love Bra, our Summer 2006 Wacoal campaign featured our Love Bra Nudy and our fall/winter 2006/2007 Wacoal campaign featured our Onaka Walker and our Shakitto Bra.
     We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include our Kyutto-Up Bra and Natural Fit Bra for spring and summer 2006, and our Sarahada Bra, Kyutto-Up Bra and Style Up Pants (Onaka) for fall/winter 2006/2007.
     We believe that sales to mature women will represent an increasingly important part of our business over time, as Japan’s population ages and mature women become a growing proportion of the apparel market. To address this opportunity, we have developed our La Vie Aisée and Gra-P product lines, and we intend to develop additional products in the future for this market segment.
     In addition to our Wacoal and Wing brand products, our product line also includes our luxury products Tréfle, PARFAGE, Salute, L’ge and Lesiage. In February 2004, we launched a new luxury brand, WACOAL DIA and opened the brand’s first shop in the upscale Ginza shopping district in Tokyo. We are continuing to expand this new brand while limiting the number of stores and geographic areas in which it is available so as not to diminish its luxury image.
     Specialty Retail Stores. As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores. We began developing our specialty retail stores in 2001, and we had 97 stores in our network as of March 31, 2007, including 7 factory outlet stores. Our target is to build a network of approximately 102 stores by March 2008.
     Through our specialty retail stores we intend to reach younger customers and others who prefer shopping for intimate apparel at malls or specialty stores rather than at department stores and other general retailers. We also intend to generally increase our points of contact with customers, and reduce our reliance on the general retailer channel to market our foundation garment and lingerie products.
     We are segmenting our specialty retail stores to target particular customer groups and selling opportunities. Our une nana cool stores are targeted towards younger women, our Subito stores focus on intimate apparel for active career women, our amphi stores are located near train stations and other convenient urban locations, to reach customers with limited time for shopping, and our Sur la plage stores are located in suburban shopping malls. We expect that over time our segmented stores will represent most of the growth in our specialty retail store network.
     In addition to our 5 core retail store brands described above, we operate Dublevé stores, which specialize in custom-made intimate apparel, and CLAIRE stores, which carry Wacoal brand products. In addition, we have seven factory outlet stores where we take older items that have not sold at our usual retail locations and sell them at discounted prices, and we have expanded into several domestic large-scale outlet shopping malls as well. We plan to add three more factory outlet stores by March 2008. We believe that our factory outlet stores will continue to provide us with a new sales channel for discounted merchandise and additional opportunities for direct consumer contact and brand promotion.
     Mail-order Catalog Business and Internet Sales. We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products.
     Our catalog sales (including Internet sales) were ¥4,984 million yen during fiscal year 2007, a 24% decrease from fiscal year 2006. This decrease in sales is largely from the cancellation of several catalogs that were not profitable. Our main catalog is LOVE BODY, which targets women 40 and over and focuses on outerwear as well as selected innerwear items.
     We are also seeking to expand our sales through the Internet, as an alternate sales channel for selected products. Our Internet shopping site (www.e-shop.wacoal.co.jp) currently targets younger women and focuses primarily on innerwear, including items sold under our une nana cool brand.
     Nightwear
     We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women and our fashionable Grandér line targeted to mature women. Our nightwear products are primarily sold through department stores and chain stores.

     Children’s underwear
     Our children’s underwear products include undergarments for teenage women, children’s sleepwear and other targeted garment offerings. Our children’s wear is also primarily sold through department stores, although there has been a shift of sales of children’s underwear in recent years away from general department stores and toward other stores that specialize in goods for children and infants.
     Outerwear and sportswear
     Our outerwear and sportswear product line consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and active wear, featuring our CW-X product line. Our outerwear products are sold only through our catalog operations. Our CW-X product line, a high-function conditioning wear product that was developed from years of research and development, enjoys a high reputation amongst top athletes, including both Japanese and U.S. professional baseball players. We are continuing to expand this product line to develop new products that meet the needs in various fields of sports. Further, we aim to keep prices low by limiting their functionality, and by doing so, we also aim to increase sales by achieving popularity among the general sporting public. As a part of these efforts, we are expanding our sales in the United States, including major sports shops, through our subsidiary, Wacoal Sports Science Corp.
     Hosiery and Shoes
     Our hosiery products include pantyhose, tights, knee-highs and anklets offered in various sizes and colors. We are developing high value-added products, with such effects as stimulation of leg muscles to improve blood circulation, which prevents foot swelling, and by using different denier and yarn combinations. At Seven-Eleven convenience stores, we also sell Wacoal Panty Stockings, a collaborative product with Seven-Eleven Japan, Co., Ltd., which operates over 10,000 shops in Japan.
     Although the scale is still small, we are also working on the development of shoe products that can be differentiated from competitors. These ergonomically designed products include, among others, shoes that prevent the feet from getting tired after many hours of wear and that prevent deformation of the toes from strain.
     Other products
     We are engaged in several business lines that are ancillary to our core apparel business. Our Nanasai subsidiary rents mannequins and fixtures, and designs and builds interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a restaurant business, and we are involved in various cultural projects and events, including exhibits by artists from around the world.
Principal Markets and Methods of Distribution
     We currently sell our products in Japan, the United States, China and certain countries in Europe and Southeast Asia.

     Japan
     In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores and other general retailers and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal year 2007. No single Wacoal customer constitutes 10% or more of our total sales, although our general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10.1% of our total sales in fiscal year 2007.
     We also market our products in Japan by catalog mail order, direct sales, through the Internet and through our specialty retail stores. However, as these businesses are not yet profitable, we are currently focusing all of our efforts on improving their business performance.
     United States
     In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. These products are sold under our own Wacoal brand and, pursuant to licensing arrangements, under the Donna Karan Intimates (DKI) brand and the DKNY brand. We sell products in the U.S. market principally at high-end and other department stores. Wacoal America operates from one facility located in New Jersey and one facility located in New York. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships these products to Wacoal America, which distributes the products principally to retailers in the U.S.
     In August 2002, we established Wacoal Sports Science Corp. in the United States as a wholly owned subsidiary of Wacoal International Corp. for the purpose of expanding our CW-X sportswear line globally.
     China
     In China, we produce innerwear and other garments primarily for sale in Japan and China. Our marketing strategy in China is currently focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. We believe that this strategy will help us to achieve profitable sales growth in China over time, as the spending power and sophistication of Chinese shoppers increases together with continued economic growth.
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We have also expanded our operations in China through Dalian Wacoal Co. Ltd., our new Dalian production facility, which we opened in August 2003.
     Beginning with Dalian, we have established sales offices in several major cities in China to strengthen our marketing efforts there. In 2003, we established a sales and design office in Shanghai as part of efforts to improve our product design and development capabilities in China. In order to underpin the new office’s product-planning functions, we established Wacoal (Shanghai) Human Science R&D Co., Ltd., which is tasked with developing unique products for the Chinese market based on the principles of human science and ergonomics.

     Other Asia
     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.
     In March 2007, we launched our new innerwear brand sorci age in the ASEAN region (Malaysia, Indonesia, the Philippines and Singapore) with standardized design and price. Sorci age targets the 18 to 24 year old segment of the market, and we intend to develop this business with the aim of entering additional ASEAN markets over the next 5 years.
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
Seasonality
     Our business performance and results are affected by seasonality. We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter seasons of each year for our Wacoal and Wing brands. Our business success largely depends on the success of these seasonal product campaigns. Also, seasonal fluctuations may affect our inventory levels, since we produce and acquire merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by consumer purchases.
     Changes in seasonal weather patterns and extreme weather events have also adversely affected our sales in recent years, and may do so again in the future.
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
     The principal raw materials that we use in our apparel business include nylon and other synthetic fabrics, lace, stretch fabrics, cotton fabrics, fasteners, tape and threads. These materials are obtained from over 300 sources, most of them within Japan. In fiscal year 2007, we obtained approximately 26% of our raw materials on a cost basis from five suppliers, with the largest supplier representing approximately 6% of our raw material costs.
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
C. Organizational Structure.
     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 2007:

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Corp.	Japan	100
Studio Five Corp.	Japan	100
Wacoal Dublevé Corp.	Japan	100
Tokai Wacoal Sewing Corp.	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	90
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	53
Nanasai Co., Ltd.	Japan	77
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	The Philippines	67

     In October 2005 we transitioned to a holding company structure by spinning off all of our operations into a new wholly owned subsidiary, Wacoal Corp. We believe this holding company structure will help us to more effectively make strategic and other management decisions and allocate resources more efficiently, and will help our operating companies to actively execute their business plans with clearer responsibility and authority. We also believe that the holding company structure will be a more efficient structure for carrying out any future changes to our corporate structure, including any future M&A transactions.
     Please see Item 4.A. for a diagram that shows our corporate organization.
D. Property, Plants and Equipment.
     The principal facilities that we currently use in our business are as follows:

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	428	Distribution
Kyoto South distribution center	Kyoto, Japan	284	Distribution
Tokyo distribution center	Tokyo, Japan	168	Distribution
Manufacturing plants:
Tokai Wacoal Sewing Corporation	Shizuoka, Japan	22	Foundation Garments
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	40	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	42	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	32	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children's Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	284	Lingerie

Sales offices with warehouse facilities	Tokyo, Japan (5 offices)	219	Sales
	Sapporo, Japan	36	Sales
	Osaka, Japan (1 office)	124	Sales
	Kyoto, Japan (2 offices)	144	Sales
	Fukuoka, Japan	54	Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
149 specialty retail stores and other select shops[2]	Tokyo, Osaka, Kanagawa and other locations in Japan	138	Retail sales
Nanasai Co., Ltd.	Kyoto, Japan	303	Mannequins, Sales Equipment
Wacoal America, Inc.	New Jersey and New York, U.S.	217	Management and Sales
Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	169	Foundation Garments
Wacoal China Co., Ltd.	Beijing, China	117	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	556	Foundation Garments
Wacoal Hong Kong Co., Ltd.	Hong Kong	41	Sales
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Philippine Wacoal	Manila, Philippines	13	Sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments

1.	Of the foregoing facilities, our total owned space is 3,246,067 square feet and our total leased space is 1,019,165 square feet.

2.	As of March 31, 2007.
     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices in Tokyo (78,713 square feet), (ii) our 149 specialty retail stores as of March 31, 2007 (total of 138,408 square feet for all stores), (iii) our office and warehouse facility for Nanasai (143,713 square feet), (iv) our management and sales facility for Wacoal America, Inc. (85,960 square feet), (v) our office and warehouse facility in China (32,690 square feet), (vi) our manufacturing facility in Dalian, China (486,260 square feet), our sales facility in Hong Kong (40,795 square feet), (vii) our sales facility in Manila, Philippines (12,626 square feet).
     As discussed earlier in this report, we intend to increase the number of our specialty retail stores, with the target of having approximately 102 stores by March 2008. In general, we intend to lease the space for these stores, although we will incur capital expenses in improving the interiors of the stores to our specifications.
     We spent approximately ¥280 million during fiscal year 2007 for expansion of our specialty retail store network. For additional information on our capital expenditures during the fiscal years ended March 31, 2007, 2006 and 2005, see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”. We expect to spend approximately ¥200 million for further expansion of our specialty retail store network and ¥300 million to expand our Dominica facility in fiscal year 2008. We also expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.
     We have no material tangible fixed assets other than those discussed above.
Item 4A. Unresolved Staff Comments
     Not Applicable
Item 5. Operating and Financial Review and Prospects.
A. Operating Results
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 74.1% of our consolidated net sales for fiscal year 2007. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.
     Revenues
     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear); outerwear and sportswear; hosiery, textile products; and other products.
     The following table sets forth information with respect to our total sales by category of products for the fiscal years ended March 31, 2007, 2006 and 2005:
Total Sales (and Percentage) by Product Category

	Year ended March 31,
	2007		2006		2005
	(in millions)
Innerwear
Foundation Garments and Lingerie	¥123,295	74.1%	¥119,875	73.0%	¥114,895	71.4%
Nightwear	10,081	6.0	10,440	6.4	10,746	6.7
Children’s Underwear	2,069	1.2	2,216	1.3	2,317	1.4

Total Innerwear	135,445	81.3	132,531	80.7	127,958	79.5
Outerwear and Sportswear	8,751	5.3	9,128	5.6	9,628	6.0
Hosiery	2,102	1.3	2,462	1.5	2,398	1.5
Textile Products	4,051	2.4	4,598	2.8	5,250	3.2
Other	16,061	9.7	15,403	9.4	15,734	9.8

Total	166,410	100.0%	¥164,122	100.0%	¥160,968	100.0%

     In fiscal year 2007, approximately 89% of the sales of Wacoal Corp. (the total sales of which account for approximately 72% of Wacoal Group’s sales on a consolidated basis) were apparel sales made on a wholesale basis to department stores, general merchandise stores and other general retailers, and approximately 8% were apparel sales made through our own specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include store and home design services, restaurant businesses, cultural products and other services) comprised the remaining 3% of Wacoal Corp.’s sales in fiscal year 2007. For textile products, the percentages of sales for raw materials, shoes and general merchandise have been decreasing mainly owing to a decline in catalog sales of shoes and general merchandise in recent years.
     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period.
     Cost of Sales
     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products.

     Selling, General and Administrative Expenses
     Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs and expenses associated with remodeling our sales counters at department stores. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our specialty retail stores. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any losses on the sale or disposal of property, plant and equipment. However, these expenses are included in operating costs and expenses and thus impact our operating income.
     Key Industry Trends
     We believe that the following have been key trends in our industry during the last three fiscal years:
•	Consumer spending in Japan was generally weak for a prolonged period prior to fiscal year 2007. Although there were some signs of recovery in fiscal year 2007, the generally stagnant level of consumer spending in recent years has negatively impacted performance at general retailers, our key distribution channel.

•	The sale of lower priced women’s innerwear garments in Japan—to a large degree manufactured in China and other lower-cost countries—has increased. This has generally resulted in a greater degree of price competition in our industry.

•	There has been increased demand for higher-end innerwear products. This development (combined with increased demand for lower-end products) has resulted in greater market segmentation.

•	Manufacturers are increasingly focused on reducing their costs, including by sourcing fabric and producing garments in China and other lower-cost countries.

•	Alternative marketing concepts for women’s innerwear garments, such as catalog marketing and e-commerce, are becoming more prevalent as apparel companies seek to diversify their sales channels and reach new customer groups.
     During the last three fiscal years, we have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We believe that our strategic emphasis on higher-end products has helped us to reach consumers seeking high quality innerwear garments and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the U.S. and Europe—and increase sales through our own specialty retail stores, our catalog operations and the Internet. Pursuant to our CAP 21 strategic plan, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our products mix to help us reach a broader customer base. We believe that our strategic alliance with Peach John will help us to advance this goal. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.
Results of Operations
     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:

	Year ended/as of March 31,
	2007	2006	2005
	(Yen in millions)
Net sales	¥166,410	¥164,122	¥160,968
Cost of sales	84,658	84,322	84,041
Selling, general and administrative expenses	68,831	69,720	72,128
Other income (expenses), net	1,024	2,133	313
Net income	9,029	2,821	6,790
Fiscal Year 2007 Compared to Fiscal Year 2006
     Sales
     Consolidated net sales increased approximately 1.4% in fiscal year 2007, from ¥164,122 million to ¥166,410 million.
          Innerwear
     Sales of our mainstay innerwear products (consisting of foundation wear, nightwear and children’s underwear), which comprised 81.3% of total consolidated sales, increased 2.2% in fiscal year 2007, to ¥135,445 million.
     Wacoal Brand. With respect to the Wacoal brand business department of Wacoal Corporation, the overall sales of our core brassiere products declined because sales of our spring campaign product, the Love Bra, did not meet expectations due to its failure to adequately attract a wide range of customers, and because of a slump in sales of our core summer products, the strapless-type and seamless-type brassieres. On the other hand, Onaka Walker, which was launched in July 2006 and has new functionality that enhances mobility by stimulating the muscles while it is worn and shaping up the hips, as well as the Hip Walker, our undergarment launched in July 2005 which has revolutionary functionality, continued to show strong performance. However, notwithstanding the favorable performance of these high value-added brands (including our luxury brands, as noted below), the above-mentioned decline in sales of our core products as well as the return and accumulation of products with poor sales, which was originally undertaken for the purpose of stimulating trade inventory, contributed to a decline in the overall sales of our Wacoal brand business department.
     Wing Brand. Although the sales of our core brassiere products in our Wing brand business department were also generally weak, they showed some signs of recovery, including our summer campaign product, the Sarahada Bra, which achieved sales beyond our initial plan, and our autumn campaign product, Kyutto-Up Bra, as well as this year’s sales of our Kikonashi-Up Bra, both of which exceeded sales in the prior fiscal year. The Style Up Pants Onaka, having functionality similar to the Onaka Walker, were also added to the Style Up Pants product line, and sales of this product line, as well as undergarment products overall, significantly exceeded sales from the prior fiscal year. Our Wing brand business department is working aggressively to sell men’s innerwear and achieved favorable sales, with an expansion in the number of shops where they are sold and success in acquiring new customers through advertising and promotional activities. As a result, we achieved the initial overall sales plan of our Wing brand business department.
     Luxury Brands. While sales of our high value-added brand La Vie Aisée, which is targeted toward the middle-age-to-senior markets, were down slightly (¥5,062 million, a 6% decrease), sales of our luxury brand Tréfle (¥2,050 million, a 4% increase) and our other middle-age-to-senior targeted brand Gra-P (¥2,525 million, a 13% increase) were favorable.
     Specialty Retail Business. Our specialty retail store business, which includes such stores as une nana cool, which is operated as an independent subsidiary, amphi, Subito, and Sur la plage, which are direct retail stores of Wacoal Corp., as well as the outlet Wacoal Factory Store, has not yet generated overall profitability, although there were varied results among brands.
     Overseas Sales. Our overseas sales, which consists largely of sales of innerwear products, were strong overall. Our sales in Asia outside of Japan (including China, Hong Kong and Singapore) grew 16.0% to ¥6,713 million from ¥5,785 million and represented 4.0% of total consolidated sales in fiscal year 2007 versus 3.5% of total consolidated sales in fiscal year 2006. Sales in China grew 39.7% over the previous year, which contributed to our overall strong performance in Asia. The implementation of a control system for production and sales in China has helped clear inventory and led to an expansion in sales and improvement in revenue, and this has resulted in profitability for the first time. Taking AFTA (ASEAN Free Trade Area) into consideration, we maintained regional collaborations in connection with the design and production of a common line of products, and in March 2007, we launched our new brand Sorci age in Singapore, Indonesia, Malaysia and the Philippines, targeting young career women. In the U.S., which represented 10.2% of our total consolidated sales in fiscal year 2007 (8.5% in fiscal year 2006), sales increased by approximately 22.4% in fiscal year 2007 as compared to fiscal year 2006. Our products have gained the attention of consumers through television and other mass media sources, which have reported on the importance of wearing the appropriate brassiere size. Our products and services focusing on consulting sales through trial fittings have particularly gained the support of consumers. Furthermore, while the market appears to be bifurcating into luxury products and low-end goods, an increase in sales through low-scale department stores has also been a contributing factor to the expansion of sales.
          Outerwear and Sportswear
     In our outerwear and sportswear business, sales in fiscal year 2007 decreased 4.1% to ¥8,751 million as compared to fiscal year 2006. Sales of our main sports conditioning wear product CW-X were stagnant, because we focused less on opening and expanding new stores.
          Hosiery Sales
     Hosiery sales (which include products sold under our Carlson label) decreased 14.6% to ¥2,102 million as compared to fiscal year 2006. Sales of Style Cover, which is sold in the stocking section of department stores, as well as our internally developed foot-friendly shoes, showed favorable performance. Although we improved sales by selling these products through new sales channels, such as television shopping, drug stores and variety shops, sales of our panty stocking, a collaborative product with Seven Eleven Japan Co., Ltd., declined following the entry of other competitors into the market.
          Textile Products
     Sales of textile products and related items was ¥4,051 million, an 11.9% decrease compared to fiscal year 2006. The main reasons for this decline were a decrease in catalog sales of shoes and general merchandise and a decrease in sales of raw materials by our subsidiary, Wacoal International Hong Kong Co., Ltd.
          Other
     Sales from our other businesses (mannequins, shop design and implementation, restaurant, culture, services) increased 4.3% to ¥16,061 million, primarily due to an increase in orders in our rental business of mannequins and/or fixtures, and an increase in orders in the store design and construction business conducted by our subsidiary Nanasai Co., Ltd.
     Cost of Sales
     Our cost of sales increased approximately 0.4% in fiscal year 2007 to ¥84,658 million from ¥84,322 million in fiscal year 2006. Cost of sales as a percentage of net sales decreased by 0.5%, from 51.4% in fiscal year 2006 to 50.9% in fiscal year 2007. This increase in our gross margin was primarily due to the lower cost of sales per unit as a result of a continuing increase in the amount of goods we manufacture overseas, as well as a large increase in our U.S. sales, which has resulted in improved margins there.
     Selling, general and administrative expenses
     Selling, general and administrative expenses were ¥68,831 million in fiscal year 2007, a decrease of 1.3% from ¥69,720 million in fiscal year 2006. This decrease was primarily due to a decrease in labor costs after implementing our special voluntary retirement program in fiscal year 2006.
     Other Income (Expenses), Net
     We had a net ¥1,024 million of other income in fiscal year 2007, as compared to a net ¥2,133 million of other income in fiscal year 2006. However, the drop was primarily the result of a gain of ¥1,149 million recorded in fiscal year 2006 as a result of the exchange of shares of UFJ Holdings held by Wacoal Corp. and Nanasai Co., Ltd. for shares of Mitsubishi UFJ Financial Group, the surviving entity in the merger of Mitsubishi Tokyo Financial Group and UFJ Financial Group.
     Net Income
     Net income in fiscal year 2007 was ¥9,029 million, or ¥316 per American Depository Receipt (“ADR”, equivalent to five shares of common stock), versus ¥2,821 million or ¥98 per ADR in fiscal year 2006. The increase in our net income in fiscal year 2007 was primarily due to the elimination of expenses related to our special voluntary retirement program and dissolution of Fukushima Wacoal Sewing Corp. as well as reduction in labor costs due to the implementation of a special voluntary retirement program in fiscal year 2006.
Fiscal Year 2006 Compared to Fiscal Year 2005
     Sales
     Consolidated net sales increased approximately 2.0% in fiscal year 2006, from ¥160,968 million to ¥164,122 million.
          Innerwear
     Sales of our mainstay innerwear products (consisting of foundation wear, night wear and children’s underwear), which comprised 80.7% of total consolidated sales, increased 3.6% in fiscal year 2006, to ¥132,531 million.
     Wacoal Brand. Although sales of our Wacoal brand products in the first quarter were below expectations, partly due to the temporary recall of our 3-D NAMI NAMI summer campaign products for defect concerns, in July our campaign product Hip Walker received favorable media coverage because of its innovative functionality and achieved favorable sales of 701,000 units. Our Kaiteki NAVI product group released in connection with “warm biz” (a general campaign in Japan encouraging offices to turn down their thermostats during the winter and encouraging employees to wear an extra layer of clothing) also showed favorable sales of 730,000 units.
     Wing Brand. In our Wing brand segment, sales fell below expectations because of the lack of novelty in our summer campaign product Natural Fit Bra. On the other hand, our autumn campaign product Style Up Pants enjoyed popularity and achieved strong sales of 650,000 units. Style Up Pants, like our Wacoal branded Hip Walker, enhance mobility by stimulating the muscles, which results in shaping up of the hips. This is because the garment actually trains the muscles, which goes beyond traditional correction underwear or “shape correction wear”. We believe this revolutionary functionality has acquired support from many women. These products were both developed at our state-of-the-art Human Science Research Center. We plan to continue to develop products with unique functionality such as these and market them as our new Style Science series of products.
     Luxury Brands. Sales of our luxury brand products also contributed to our overall increase in sales, with sales of our Tréfle brand increasing 17% to ¥1,978 million. Sales of our products targeted at the middle-aged and senior markets also showed steady performance, with sales of our La Vie Aisée and Gra-P brands increasing 11% and 18% to ¥5,408 million and ¥2,243 million, respectively.
     Overseas Sales. Overseas sales were strong overall. Our sales in Asia outside of Japan (including China, Hong Kong, Singapore and the Philippines) grew 11.8% to ¥5,785 million from ¥5,176 million and represented 3.5% of total consolidated sales in fiscal year 2006 versus 3.2% of total consolidated sales in fiscal year 2005. Sales in China grew 42.4% over the previous year, which contributed to our overall strong performance in Asia. In the U.S., which represented 8.5% of our total consolidated sales in fiscal year 2006, sales increased by approximately 17.8% in fiscal year 2006 as compared to fiscal year 2005. Sales growth in the U.S. was largely due to stronger consumer spending and growing awareness of our Wacoal brand. In addition, our single-piece construction seamless iBra product achieved strong sales.
          Outerwear and Sportswear
     In our outerwear and sportswear business, sales in fiscal year 2006 decreased 5.2% to ¥9,128 million as compared to fiscal year 2005. Within this category, sportswear posted strong sales growth, led by growth in our CW-X conditioning wear line as well as growth in X-Fit, our new group of high-functional innerwear products that was launched under our CW-X line in February of 2005. However, the closure of our outerwear sales subsidiary Point Up, Inc. in January of 2005 and the resulting decrease in sales more than offset our strength in sportswear.
          Hosiery
     Hosiery sales (which include products sold under our Carlson label) helped to support our sales results in fiscal year 2006, increasing 2.7% to ¥2,462 million. This performance was due in part to continued favorable sales of our “Wacoal Panty Stocking,” a collaborative product with Seven-Eleven Japan, Co., Ltd. that was launched in spring 2004.
          Textile Products
     Sales of textile products and related items was ¥4,598 million, a 12.4% decrease compared to fiscal year 2005. The main reason for this decline was a decrease in catalog sales of shoes and general merchandise.
          Other
     Sales from our other businesses decreased 2.1% to ¥15,403 million, which was primarily due to a decrease in orders in our model room decorating business and a decrease in orders in the store design and construction business conducted by our subsidiary Nanasai Co., Ltd.
     Cost of Sales
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
     Selling, general and administrative expenses
     Selling, general and administrative expenses were ¥69,720 million in fiscal year 2006, a decrease of 3.3% from ¥72,128 million in fiscal year 2005. This decrease was partly due to a decrease in advertising costs, a decrease in retirement related costs as a result of our adoption of a new retirement system in July 2005 and higher returns on our pension fund assets, which helped to reduce our expense for pension liability.

     Special voluntary retirement related expenses
     We recorded ¥6,931 million of special additional allowances and reemployment support expenses in connection with our special voluntary retirement program and ¥590 million of special allowances paid to retiring employees in connection with the closure of our Fukushima Wacoal factory during the fiscal year ended March 31, 2006.
     Other income (expenses), net
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
     Net income
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
     Allowance for Doubtful Receivables and Returns
     We are required to assess the collectibility of notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these notes and receivables, including the current creditworthiness of each applicable customer, taking into account business conditions, turnover of receivables and financial positions for significant customers. In the event that a customer’s financial condition worsens, the allowance for doubtful receivables may increase and may adversely affect our financial condition and performance.
     We allow our customers to return their unsold products when the customers meet certain criteria established by us, as outlined in our applicable trade terms. We establish the allowance for estimated returns for each operating department based on historical experience and sales movements on the retail level and on the situation of the retail industry overall. We review and revise the allowance every quarter, in consideration of actual returns, planned product discontinuances and promotional sales. We record the allowance for estimated returns as a reduction to sales.
     Deferred Tax Assets
     We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the realization of projected future taxable income. Our estimated taxable income is also in consideration of future reversals of existing taxable temporary differences. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income. A valuation allowance will be recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.
     Impairment of Investment Securities
     An impairment of investment securities is charged to earnings when a decline in fair value below the cost is other than temporary. We make a determination each quarter, and we principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value.
     We believe that the criteria for evaluating impairment are reasonable. However, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.
     Impairment of Long-Lived Assets
     Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, a loss is recognized equal to the difference between the carrying value and the fair value of the assets. We believe that our assessment of estimated future cash flows and the fair values of such assets has been reasonably performed. However, changes in estimated future cash flows and fair values may affect our impairment assessment.
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
     Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20 year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. At March 31, 2007, the discount rate used for the contributory retirement plan was 2.5%. For other plans, similar indices and methods are used.
     Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5%, 2.5% and 2.5% for the years ended March 31, 2007, 2006 and 2005, respectively. The estimated long-term rate of return is based on an asset allocation of equity securities of 33.0%, debt securities of 50.0% and other investments of 17.0%.
     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A half-percentage-point change in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of Yen		U.S. Dollars
	0.5 Percentage	0.5 Percentage	0.5 Percentage	0.5 Percentage
	point decrease	point increase	point decrease	point increase
Discount rate:
Effect on periodic benefit costs	(56)	67	(476)	570
Effect on benefit obligation	(2,735)	2,505	(23,265)	21,308
Expected long-term rate of return on plan assets:
Effect on periodic benefit costs	144	(144)	1,225	(1,225)
Effect on benefit obligation	—	—	—	—
     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.
New Accounting Pronouncements.
     The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides entities the option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.

SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact the adoption of SFAS No. 159 will have on our financial position, cash flows or results of operations.
     Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FAS Statements No. 87, 88, 106, and 132 (R)”. In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)”. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. We adopted the recognition and disclosure provisions of SFAS No. 158 at March 31, 2007. The effect of adopting SFAS No. 158 on our consolidated financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. See Note 9 for further information.
     Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact the adoption of SFAS No. 157 will have on our consolidated financial position, cash flows or results of operations.
     Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In September 2006, the Securities and Exchange Commission (“SEC”) staff published Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. In addressing the current diversity of practice, SAB 108 provides interpretive guidance on how misstatements should be quantified and requires use of a “dual approach” method when evaluating the materiality of financial statement errors. Such approach requires consideration of the impact of misstatements on both the income statement (“rollover” method) and balance sheet (“iron curtain” method). If such consideration, along with the evaluation of all relevant quantitative and qualitative factors, results in quantifying a misstatement as material, adjustment of financial statement is required. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on our consolidated financial statements.
     Accounting for Uncertainty in Income Taxes. In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material effect on the consolidated financial statements.

B. Liquidity and Capital Resources.
     Our main source of liquidity is cash from operations. Our cash from operations has allowed us to fund our working capital requirements and our capital expenditures and make dividend payments without material borrowings or other external financing. Some of our subsidiaries maintain credit facilities with bank lenders for working capital purposes, and the aggregate amount outstanding under such facilities as of March 31, 2007 was approximately ¥5,822 million.
     We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend. We believe that our working capital is adequate for our present requirements and business operations.
Cash Flows
     Our consolidated cash flows for fiscal years 2007, 2006 and 2005 were as follows:

	Fiscal Year Ending March 31,

	2007	2006	2005

	(in millions of yen)
Net cash provided by operating activities	¥9,339	¥719	¥2,045
Net cash provided by (used in) investing activities	(1,185)	(2,069)	(5,528)
Net cash provided by (used in) financing activities	(8,404)	(3,428)	296
Cash provided by operating activities.
     Net cash provided by operating activities during fiscal year 2007 was ¥9,339 million, an increase of ¥8,620 million from ¥719 million in fiscal year 2006, due to an increase in net income, an increase in deferred taxes owing to the extinguishment of Wacoal’s deferred tax deficit, and a decrease in receivables.
Net cash used in investing activities.
     Net cash used in investing activities was ¥1,185 million in fiscal year 2007, as compared to ¥2,069 million in fiscal year 2006. This overall decrease was primarily due to the net effect of our investment in our capital and business alliance with Peach John in June last year, which resulted in a sharp increase in our payments to acquire investments in affiliated companies, and a corresponding decline in cash used in payments to acquire marketable securities.
Net cash used in financing activities.
     Net cash used in financing activities was ¥8,404 million in fiscal year 2007, versus net cash provided by financing activities of ¥3,428 million in fiscal year 2006. Net cash used in financing activities increased due to a substantial increase in purchases of treasury stock.

Capital expenditures.
     Capital expenditures in fiscal years 2005, 2006 and 2007 were ¥5,418 million, ¥6,456 million and ¥2,536 million, respectively. Our capital expenditures in 2007 were primarily in connection with reconstruction of a product center for one of our subsidiaries and improvements to our domestic factory and office locations, as well as for expansion of factories of Wacoal America.
C. Research and Development, Patents and Licenses.
     We have been conducting long-term research into the Japanese woman’s body since the establishment of our Central Research Center in 1964 (currently, the Human Science Research Center). In order to accurately understand the Japanese woman’s physique, we have developed specialized equipment, such as silhouette analysis equipment and three-dimensional measuring equipment, and we are currently developing equipment that we believe will provide advanced measurement of sensory comfort. Our research and development activities are based on the proportional, physiological and mental aspects of garment design. As part of our recent research results, in 1995 we announced the Golden Canon, a set of indicators that characterize the ideal body for Japanese women, and we are also utilizing new sales methods. In 2000, we conducted an analysis on the physiological changes associated with ageing throughout a 25 year period from the teenage years to the 40s. We named the principles of these changes SPIRAL Ageing. From 1995 to 1998, we participated in a project led by the Ministry of Economy, Trade and Industry (formerly the Ministry of International Trade and Industry), enriching the basic study of sensory comfort, and conducted research based on reactions to three basic stimuli: pressure, heat and touch. Based on this research, we are focused on developing new products that are not only comfortable for the wearer but have a positive physiological effect. In addition, every year we take the measurements of 500 — 1,000 people and enlist the assistance of approximately 1,000 registered trial-fitting monitors, we scientifically collect and analyze the needs and attitudes towards the human body, and we are committed to understanding the needs of our customers.
     Based on these studies, we continually develop products with new functions designed to satisfy the needs of our customers, such as CW-X (sportswear designed to alleviate muscle fatigue), Venus Return (comfort stockings designed to give the right amount of stimulation to the muscles while walking), Shakitto Bra (designed to make the figure look more attractive with the movement of the bone structure of the upper trunk) and our Night Up Bra (designed to provide comfortable support to the bust while sleeping). We have recently been conducting a comprehensive study of walking motion and muscle movement and have developed products that represent a complete departure from conventional girdles and underpants, such as Hip Training Bottoms, and Stomach Training Bottoms. These products stimulate the muscles while walking and work the hip and stomach area, encouraging increased muscle activity. These are currently being sold as our Wacoal brands Hip Walker and Onaka Walker, and our Wing brands Style Up Pants (Onaka) and Style Up Pants (Hip).
     From the current fiscal year, we began research and development into men’s innerwear, and we are implementing the measurement of the male body and improving the organization of our monitoring system. Furthermore, we have signed license agreements for patents held by us with new lines of business, and we are cooperating with the parties who use those licenses for the development of new products. Overseas, we are promoting research into the Chinese woman’s body, focused in the Chinese Human Science Research Centre.

     The cost of research and development in fiscal year 2007 was approximately ¥714 million.
D. Trend Information.
     Regarding our forecast for the next fiscal year, we expect a gradual expansion of the Japanese economy and favorable growth in the domestic women’s fashion apparel industry, due to an expected improvement in consumer confidence. We also expect continuing economic expansion in the U.S. and Asia and an economic recovery in Europe. As a result of these factors, we have assumed an expansion of sales by our overseas subsidiaries, such as Wacoal China Co., Ltd. and Wacoal America, Inc.
     In addition, we have assumed a slight decrease in our cost ratios, owing to improved gross profit margins associated with the expected increase in sales, as well as an increase in the rate of overseas production and rate of procuring materials from overseas.
     As a result of these trends, in the fiscal year ending March 31, 2008, we expect our net sales will increase slightly, and our operating income and net income will both increase moderately.
     For a discussion of other trends that affect our business and operating results, see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview” and “Item 5.A. Operating Results”.
     The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions, and are subject to the qualifications set forth in “Cautionary Statement Regarding Forward Looking Statements”, which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.
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

     The following table summarizes our contractual obligations as of March 31, 2007.

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years

	(in millions of yen)

Capital (Finance) Lease Obligations	162	51	111	—	—
Operating Lease Obligations	5,706	972	1,605	1,132	1,997
Purchase Obligations	7,637	7,637	—	—	—
Total	13,505	8,660	1,716	1,132	1,997

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law (excluded from this table). We expect to contribute ¥2,333 million to our plans in the year ending March 31, 2008.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following is a current list of Wacoal Holdings’ directors and corporate auditors:

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*
Yoshikata Tsukamoto	Representative Director	Apr 1972	Joins Wacoal Corp.
(Jan 29, 1948)		Nov 1977	Director
		Nov 1981	Managing Director
		Sep 1984 — present	Representative Director
		Sep 1984	Executive Vice President
		Jun 1987 — present	President and Director
		Jun 2002	Corporate Officer
		Jun 2003	President, Corporate Officer

Shoichi Suezawa	Senior Managing Director	Mar 1970	Joins Wacoal Corp.
(Jun 13, 1947)		Jun 1996	Director
		Jun 2002	Managing Director and Corporate Officer
		Jun 2003	Senior Corporate Officer
		Apr 2005	Supervisor for Corporate Staff
		Jun 2005	Senior Managing Corporate Officer
		Oct 2005	Director
		Jun 2006 — present	Senior Managing Director

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*
Hideo Kawanaka	Senior Managing	Apr 1965	Joins Isetan Co., Ltd.
(June 25, 1942)	Director	Jun 1992	Director of Isetan Co., Ltd. and manager of Matsudo Branch
		Jul 1993	Representative Director and President of West Japan Railway Isetan Ltd.
		Jun 2001	Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation
		Jun 2004	Representative Director and Senior Manager, Sales Manager of Matsuzakaya Co., Ltd.
		Jun 2007	Advisor
		Jul 2007 — present	Senior Managing Director

Yuzo Ito	Director	Mar 1970	Joins Wacoal Corp.
(Mar 15, 1948)		Jun 1997	Director
		Apr 2002	General Manager of Wing Brand Operation Division
		Jun 2002	Corporate Officer
		Jun 2003	Managing Director
		Jun 2003	Senior Corporate Officer
		Apr 2005	Supervisor for Wacoal Brand Operation Division and Wing Brand Operation Division
		Jun 2005 — present	Senior Managing Corporate Officer
		Oct 2005 — present	Director

Tatsuya Kondo	Director	Mar 1966	Joins Wacoal Corp.
(Oct 17, 1947)		Jun 2002 — present	Director
		Jun 2002	Corporate Officer
		Jun 2003	Senior Corporate Officer
		Apr 2005 — present	General Manager of Direct Marketing Operation Division and Supervisor for Wellness Department
		Jun 2005 — present	Managing Corporate Officer

Tadashi Yamamoto	Director	Mar 1976	Joins Wacoal Corp.
(Nov 14, 1952)		Apr 2002	General Manager of Human Resources Department
		Jun 2002	Corporate Officer
		Oct 2005	Corporate Officer of Wacoal Corp.
		Apr 2006 — present	General Manager of Personnel and Administration Department
		Jun 2006 — present	Director

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*
Kazuo Inamori (Jan 30, 1932)	Director	Apr 1959	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
		May 1966	President and Representative Director of Kyoto Ceramic Co., Ltd.
		Apr 1984 — present	Established The Inamori Foundation; Chairman
		Jun 1984	Established DDI Corporation (currently KDDI Corporation); Chairman and Representative Director
		Jun 1985	Chairman and Representative Director and President of Kyocera Corporation
		Jun 1997	Chairman Emeritus and Director of Kyocera Corporation
Chairman Emeritus and Director of DDI Corporation
		Jun 2001 — present	Honorary Adviser of KDDI Corporation
		Jun 2005 — present	Chairman Emeritus of Kyocera Corporation
		Jun 2005 — present	Director of Wacoal Corp

Mamoru Ozaki	Director	Jun 1991	Commissioner of National Tax Agency
(May 20, 1935)		Jun 1992	Administrative Vice-Minister of Finance
		May 1994	President of People’s Finance Corporation
		Oct 1999	President of National Life Finance Corporation
		Feb 2003 — present	Advisor of Yazaki Sogyo Corporation
		Jul 2003	Advisor of Wacoal Corp.
		Jun 2005 — present	Director of Wacoal Corp.

Hajime Kotake	Standing Corporate	Mar 1972	Joins Wacoal Corp.
(Jan 26, 1949)	Auditor	Apr 1996	Manager of Department Store Accounting and General Administration Group of Osaka Sales Office
		Apr 1998	Manager of Business Administration Group of Wacoal Brand Operation Division
		Sep 2000	General Manager of Business Administration Department of Wacoal Brand Operation Division
		Jun 2002	Corporate Officer
		Jun 2004 — present	Standing Corporate Auditor

Kimiaki Shiraishi	Standing Corporate	Aug 1976	Joined Wacoal Corp.
(Mar 20, 1950)	Auditor	Apr 2001	Manager of Fukuoka Branch
		Apr 2002	General Manager of Wacoal Brand Products
		Jun 2002	Corporate Officer
		Sep 2005	Seconded to Wacoal Distribution Corp.
		Jan 2006	Director of Wacoal Distribution Corp. and head of Western Japan Distribution Center
		Apr 2007 — present	Assistant to President of Wacoal Distribution Corp.
		Jun 2007 — present	Standing Corporate Auditor

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*
Yutaka Hasegawa (Oct 8, 1939)	Corporate Auditor	Apr 1962	Joined Mitsubishi Bank, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
		Jun 1989	Director of Mitsubishi Bank, Ltd.
		May 1993	Managing Director of Mitsubishi Bank, Ltd.
		Apr 1996	Managing Director of Bank of Tokyo Mitsubishi, Ltd. (following merger of Mitsubishi Bank, Ltd. and Bank of Tokyo Ltd.)
		Jun 1998	Director and President of Diamond Business Consulting Kabushiki Kaisha (currently Mitsubishi UFJ Research & Consulting Co., Ltd.)
		Jan 1999	Corporate Auditor of Tokyo-Mitsubishi Securities Kabushiki Kaisha (currently Mitsubishi UFJ Securities Co., Ltd.)
		Jun 2001	Full time Corporate Auditor of Bank of Tokyo-Mitsubishi, Ltd. (currently Bank of Tokyo- Mitsubishi UFJ, Ltd.)
		Jan 2006	Standing Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ, Ltd. (following merger of Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank
		Jun 2006 — present	Corporate Auditor

Tomoharu Kuda	Corporate Auditor	Sep 1972	Joined Deloitte Haskins & Sells
(Dec 7, 1946)		Oct 1979	Registered as Certified Public Accountant
		Sep 1987	Transferred to London Office
		Feb 1990	Partner of Deloitte Touche Tohmatsu
		Jun 1997	Representative Partner of Deloitte Touche Tohmatsu
		Jul 2007 — present	Corporate Auditor

Yoko Takemura (Apr 7, 1952)	Corporate Auditor	Apr 1990	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
		Jan 1997 — present	Partner at Miyake Imai Ikeda law firm.
		Jun 2005 — present	Corporate Auditor of Wacoal Corp.

*	Appointments to Wacoal Corp. prior to October 2005 that continue to the present were transferred to Wacoal Holdings at the time of our transition to a holding company structure.
     The terms of all of our directors expire in June 2008. The term as corporate auditor for Mr. Kotake expires in June 2008, the term as corporate auditor for Ms. Takemura expires in June 2009, the term as corporate auditor for Mr. Hasegawa expires in June 2010 and the terms as corporate auditor for Messrs. Shiraishi and Kuda expire in June 2011.
B. Compensation.
     Aggregate compensation, including bonuses, paid by Wacoal Holdings in fiscal year 2007 to our directors and corporate auditors was ¥258 million.

     We abolished our retirement allowance benefit for directors and corporate auditors of Wacoal Holdings. The balance of our existing liability for termination benefits for directors and corporate auditors was ¥373 million and ¥400 million at March 31, 2007 and 2006, respectively.
     We do not have a stock option plan for directors, corporate auditors or any other employees.
C. Board Practices.
     Wacoal Holdings’ Articles of Incorporation provide for a board of directors of not more than eight members and for not more than five corporate auditors. Shareholders elect the directors and corporate auditors at general shareholders’ meetings. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.
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
     On May 9, 2007, we established a director and officer personnel and compensation advisory committee, which consists of the following members: Tadashi Yamamoto, chair of the committee, Ikuo Otani, Shoichi Suezawa, Mamoru Ozaki and Mitsuo Yamamoto, the secretary. The committee was established with the goal of reforming the process of selecting our directors and officers and determining their compensation, and promoting objectivity and transparency in the process. The committee will be responsible for recommending new candidates and candidates for promotion, evaluating their performance and setting their compensation, as well as suggesting areas for improvement in the foregoing processes.
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
D. Employees.
     The following table lists the number of our full-time employees as of March 31, 2007, 2006 and 2005:

				Asia (other
	Total	Japan	U.S.[1]	than Japan)	Others
March 31, 2007
Textile Products and Related Products	12,872	7,117	1,614	4,106	35
Other	367	365	—	2	—
Corporate	158	158	—	—	—
Total	13,397	7,640	1,614	4,108	35

March 31, 2006
Textile Products and Related Products	12,422	7,118	1,558	3,715	31
Other	450	443	—	7	—
Corporate	148	148	—	—	—
Total	13,020	7,709	1,558	3,722	31

March 31, 2005
Textile Products and Related Products	11,924	7,239	1,409	3,240	36
Other	479	472	—	7	—
Corporate	162	162	—	—	—
Total	12,565	7,873	1,409	3,247	36

1.	Includes employees in the Caribbean.
     During fiscal year 2007, we had an average of 1,923 temporary employees.
     Except for Nanasai, Maruka and our seven manufacturing subsidiaries in Japan, the employees of Wacoal Holdings and our Japanese subsidiaries are organized into one union. Each of Nanasai and our seven manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and these various unions are satisfactory.
E. Share Ownership.
     The following table lists the number of shares owned by Wacoal Holdings’ directors and corporate auditors as of June 30, 2007. As of such date, our directors and corporate auditors collectively held a total of 1,382,136 shares of our common stock as set forth below, and this number of shares constituted 0.97% of all outstanding shares of our common stock.

Name	No. of Shares	% of Common Stock
Yoshikata Tsukamoto	1,336,136	*
Shoichi Suezawa	10,000	*
Yuzo Ito	15,000	*
Tatsuya Kondo	6,000	*
Tadashi Yamamoto	4,000	*
Hajime Kotake	5,000	*
Yoko Takemura	3,000	*
Kimiaki Shiraishi	3,000	*

*	Less than 1% of our total outstanding common shares.
     We have not issued any options or other securities to purchase shares of our capital stock to any director or corporate auditor.
     There are no arrangements that involve the issue or grant of options, shares or securities of Wacoal Holdings to our employees.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of March 31, 2007, 144,016,685 shares of our common stock were issued and outstanding, including 3,440,116 shares of treasury stock, which are held by Wacoal Holdings. Beneficial ownership of Wacoal Holdings’ common stock in the table below was prepared from publicly available records of the filings made by Wacoal Holdings’ shareholders regarding their ownership of Wacoal Holdings’ common stock under the Securities and Exchange Law of Japan.
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

		Percentage of
Name of Shareholder	Number of Shares	Shares Outstanding

Tradewinds Global Investors, LLC	20,857,950	14.48%
Mitsubishi UFJ Financial Group, Inc. and its joint holders	12,889,947	8.95%

     The number of shares owned by Tradewinds Global Investors, LLC is based on a report filed under the Securities Exchange Act of 1934 stating that Tradewinds Global Investors, LLC held or was deemed to beneficially hold 20,857,950 shares of Wacoal Holdings’ common stock as of July 10, 2007.
     The number of shares owned by Mitsubishi UFJ Financial Group, Inc. and its joint holders is based on a report filed under the Securities Exchange Act of 1934 stating that Mitsubishi UFJ Financial Group, Inc. and its joint holders held or were deemed to beneficially hold 12,889,947 shares of Wacoal Holdings’ common stock as of January 31, 2007.
     Based on information made publicly available on or after April 1, 2005, the following table describes transactions resulting in a 1% or greater change in the percentage ownership held by major beneficial owners of Wacoal Holdings’ common stock.

		Shares			Shares	Percentage
		Owned	Percentage	Number of	Owned	of
	Date of	Prior to	of Shares	Shares	After the	Issued
Name of Shareholder	Transaction	Transaction	Issued	Changed	Transaction	Shares
Mitsubishi UFJ Financial Group, Inc. and its joint holders	Oct 31, 2005	9,514,837	6.61	3,143,097	12,657,934	8.79
Tradewinds NWQ Global Investors, LLC	Mar 1, 2006	—	—	16,755,091	16,755,091	11.63
Tradewinds NWQ Global Investors, LLC	Apr 3, 2006	16,755,091	11.63	1,523,015	18,278,106	12.69
Tradewinds NWQ Global Investors, LLC	Jul 25, 2006	18,278,106	12.69	1,440,730	19,718,836	13.69
Tradewinds NWQ Global Investors, LLC	Jan 26, 2007	19,718,836	13.69	1,450,547	21,169,383	14.70
Tradewinds Global Investors, LLC	May 23, 2007	21,435,693	14.88	1,504,770	22,940,463	15.93
Tradewinds Global Investors, LLC	July 10, 2007	22,940,463	15.93	2,082,513	20,857,950	14.48
     Our major shareholders have the same voting rights as other shareholders. To the extent known to Wacoal Holdings, Wacoal Holdings is not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of Wacoal Holdings Corp.
     As of March 31, 2007, approximately 3,737,101 shares, or 2.6% of the outstanding shares of our common stock other than in the form of American Depositary Shares, were held of record by 50 residents of the United States. The 19,220,880 shares of our common stock held of record by The Bank of New York on March 31, 2007 underlay the 3,844,176 American Depositary Shares of Wacoal Holdings held of record by 9 persons.
B. Related Party Transactions.
     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,588 million ($13,508 thousand) in fiscal year ended March 31, 2007.
     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥1,042 million ($8,864 thousand) in fiscal years ended March 31, 2007.

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
Dividends and Divided Policy
     See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distributions of Surplus”.
B. Significant Changes.
     Except as provided above and elsewhere in this annual report, there has been no significant change in our financial position since March 31, 2007, the date of our consolidated financial statements included in this annual report.
Item 9. The Offer and Listing.
A. Offer and Listing Details.
Price Range of Shares
     Our common stock has been listed on the Tokyo Stock Exchange since 1964 and is traded on the First Section of that exchange. It is also listed on the Osaka Securities Exchange in Japan. Additionally, our American Depositary Shares are quoted for trading on the Nasdaq Market in the U.S. The depositary of the ADSs is The Bank of New York. Each ADS represents five shares of our common stock.
     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the Nasdaq Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 18, 2007 was ¥1,482, and the last reported sale price of our ADSs on the Nasdaq Market on July 18, 2007 was $60.50.

	Tokyo Stock Exchange		Nasdaq Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2003	¥1,068	¥846	$44.65	$34.80
2004	1,080	833	53.00	35.51
2005	1,500	1,033	69.99	46.62
2006	1,690	1,300	75.70	58.77
2007	1,821	1,358	80.99	57.00

Fiscal quarter ended/ending
June 30, 2005	¥1,502	¥1,300	$68.92	$62.01
September 30, 2005	1,680	1,329	75.70	58.77
December 31, 2005	1,690	1,410	70.58	61.37
March 31, 2006	1,667	1,565	72.17	66.01
June 30, 2006	1,821	1,508	80.99	64.42
September 30, 2006	1,638	1,420	69.87	60.09
December 31, 2006	1,684	1,358	70.90	57.00
March 31, 2007	1,646	1,453	68.28	60.04
June 30, 2007	1,578	1,454	64.49	60.34

Month ended
January 31, 2007	¥1,646	¥1,491	$68.28	$60.05
February 28, 2007	1,615	1,465	66.45	60.04
March 31, 2007	1,570	1,453	65.72	60.15
April 30, 2007	1,523	1,456	63.75	60.99
May 31, 2007	1,542	1,454	64.48	60.34
June 30, 2007	1,578	1,498	64.49	60.34
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
B. Memorandum and Articles of Association.
     A copy of Wacoal Holdings’ Articles of Incorporation, amended as of June 28, 2007, is being filed as an exhibit to this annual report on Form 20-F. See “Item 10.H. Documents on Display”.
     The following summarizes certain provisions of Wacoal Holdings’ organizational documents and applicable Japanese law. This summary is qualified in its entirety by reference to the Company Law and Wacoal Holdings’ Articles of Incorporation, the Share Handling Regulations and the Regulations of the Board of Directors, each as filed as an exhibit to this annual report on Form 20-F.
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
Objects and purposes
     Article 2 of the Articles of Incorporation of Wacoal Holdings provides the following objectives of Wacoal Holdings.:
     1. To control and manage the business activities of the companies which are engaged in the following businesses by holding the shares of such companies:
(1)	manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

(2)	manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

(3)	manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi-drugs and sale of health food;

(4)	management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

(5)	sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

(6)	acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

(7)	publishing and advertising business;

(8)	sale, purchase, lease, brokerage and management of real estate;

(9)	lease and brokerage of personal property;

(10)	non-life insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

(11)	planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

(12)	sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furniture, utensils, kitchens, modular baths and toilets;

(13)	planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

(14)	planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

(15)	production, sale and lease of trees, plants and materials for gardening;

(16)	data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

(17)	processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

(18)	money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

(19)	dispatching of workers;

(20)	education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

(21)	undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

(22)	warehousing;

(23)	manufacture and sale of mannequins and display equipment;

(24)	investments incidental to Items (1) through (23) above; and

(25)	any and all business incidental or relate to Items (1) through (24) above.
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
     Distributions of Surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in-kind, Wacoal Holdings may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to its shareholders to require Wacoal Holdings to make such distribution in cash instead of in-kind. If no such right is granted to the shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “Voting rights” with respect to a “special resolution”).
     In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.
          Restriction on Distributions of Surplus
     When Wacoal Holdings makes a distribution of Surplus, it must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capita.
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
     (vi) exemption from liability of Wacoal Holdings’ directors, corporate auditors or independent auditors;
     (vii) reduction of stated capital (subject to certain exceptions);
     (viii) distribution of Surplus in-kind with respect to which shareholders are not granted the right to require Wacoal Holdings to make a cash distribution instead of an in-kind distribution;
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
          Acquisition by Wacoal Holdings of its Capital Stock
     Wacoal Holdings may acquire its shares of capital stock (i) by soliciting all of its shareholders to offer to sell shares held by them (in such case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and such acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of Wacoal Holdings’ subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of Wacoal Holdings’ subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to Wacoal Holdings’ representative director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
     The total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “Distributions of Surplus — Restriction on distributions of Surplus.”
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
          Unit Share System
     Under Wacoal Holdings’ Articles of Incorporation, 1,000 shares constitute one “unit”. The Board of Directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending Wacoal Holdings’ Articles of Incorporation without approval by the shareholders. The number of shares constituting one unit may not exceed 1,000.
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

E. Taxation.
     The discussion below is not intended to constitute a complete analysis of all tax consequences that may be relevant with respect to the acquisition, ownership and disposition of shares of our common stock or ADSs. Prospective purchasers of shares or ADSs should consult their own tax advisors concerning their particular situations and the U.S. federal income and estate tax consequences to them of owning and disposing share or ADSs, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
     The following is a general summary of the material U.S. federal and Japanese tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs by an investor that holds those shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not purport to address all the material tax consequences that may be relevant to holders of our common stock or ADSs and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt organizations; banks and financial institutions; insurance companies; broker-dealers; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons who acquired shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock; investors that hold shares of our common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States and Japan, including the Code, judicial decisions, published rulings, administrative pronouncements and United States Treasury regulations, as well as on the income tax convention between the United States and Japan, all as currently in effect on the date hereof of and all of which are subject to change (possibly with retroactive effect), and to differing interpretations. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
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
     For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of our common stock or ADSs that, for U.S. federal income tax purposes, is:
(1)	a citizen or resident of the United States,

(2)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof,

(3)	an estate, the income of which is subject to U.S. federal income tax without regard to its source, or

(4)	a trust, if such trust validly elects to be treated as a U.S. person under applicable Treasury Regulations, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
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
     As relates to the ADSs, this discussion is based in part upon the representations of The Bank of New York and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance to its terms. In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, holders of ADSs will be treated as the beneficial owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese tax. The holder’s adjusted tax basis in the ADSs or share received in the exchange will be the same as the adjusted tax basis in the shares or ADSs surrendered in exchange therefore, and the holding period for the ADSs or shares received will include the holding period for the surrendered shares or ADSs.
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
     In general, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident Holder is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Holdings) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2009 and (ii) 15% for dividends due and payable thereafter.
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
U.S. Federal Income Taxation
     U.S. Holders
          Taxation of Distributions
     Subject to the discussion in “Passive Foreign Investment Companies” below, the gross amount of any distribution made by us in respect of our shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ADSs or common stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. A dividend generally will be included in the gross income of a U.S. Holder when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code with respect to dividends received from certain domestic corporations. A dividend paid in Japanese yen will be included in gross income in a U.S. dollar amount based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

     To the extent that the amount of any distribution received by a U.S. Holder in respect of shares of our common stock or ADSs exceeds our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, the distribution first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.
     Distributions of additional shares of common stock or ADSs that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of the new shares of common stock so received will be determined by allocating the U.S. Holder’s basis in the old shares of common stock or ADSs between the old shares of common stock or ADSs and the new shares of common stock received, based on their relative fair market values on the date of distribution. However, the basis of the new shares will be zero if the fair market value of the new shares is less than 15% of the fair market value of the old shares of common stock or ADSs at the time of distribution and the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. A U.S. Holder’s holding period in the new shares will generally include the holding period of the old shares of common stock or ADSs on which the distribution was made.
     For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of our common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some U.S. holders, “general category income”) in computing foreign tax credit limitations. Special foreign tax credit rules apply to qualified dividend income received by individuals. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of the dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder (or as a deduction from that U.S. Holder’s taxable income, if that U.S. Holder elects). To the extent a refund of the Japanese withholding tax is available to a U.S. Holder, the amount of tax withheld that is refundable may not be claimed as a credit. A U.S. Holder that (i) has held shares of our common stock or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the shares of common stock or ADSs in an arrangement in which the holder’s expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares of common stock or ADSs.
     Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (the “IRS”) has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to qualified dividend income. Accordingly, investors should be aware that the creditability of Japanese withholding tax on dividends and the availability of such preferential tax rates could be affected by future actions that may be taken by the IRS.

          Taxation of Capital Gains
     Subject to the discussion in “Passive Foreign Investment Companies” below, a U.S. Holder’s tax basis in an ADS generally will equal the U.S. Holder’s cost of that ADS in U.S. dollars. In general, upon a sale or other disposition of shares of our common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received) and the U.S. Holder’s adjusted tax basis, also determined in U.S. dollars, in those shares or ADSs. That gain or loss generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some non-corporate U.S. Holders are eligible for preferential tax rates (generally 15%) in respect of long-term capital gain recognized in taxable years beginning before January 1, 2011. If the U.S. Holder’s holding period for those shares or ADSs is one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at the U.S. Holder’s marginal income tax rate. A U.S. Holder may deduct any loss resulting from the sale or exchange of shares or ADSs only against other capital gains. For a U.S. Holder who is an individual, up to $3,000 of capital loss in excess of capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of our common stock or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes, except that a loss will be treated as foreign source loss to the extent a U.S. Holder received dividends that were includible in the “financial services income” basket during the 24-month period prior to the sale or other disposition.
          Passive Foreign Investment Companies
     It is possible that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2007, or for the current or future taxable years. If we are classified as a PFIC, U.S. Holders who own our stock or ADSs during the taxable year in which we become or are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of an investment in a PFIC.
     A company is considered a PFIC for any taxable year if either
     (1) at least 75% of its gross income is passive income, or
     (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities and other passive assets. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. Our determination is based on a current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our shares and ADSs. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Moreover, we have made a number of assumptions regarding the amount of value allocable to goodwill. Although we believe our valuation approach is reasonable, such valuation is always subject to challenge by the IRS, and any resulting change in the value of our goodwill may result in our being a PFIC. We cannot assure you that we were not a PFIC for prior taxable years and cannot predict whether we will be treated as a PFIC or for the current or any future taxable year.
     If we are a PFIC for any taxable year during which you hold stock or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the stock or ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the stock or ADSs will be treated as an excess distribution. Under these special tax rules:
     (1) the excess distribution or gain will be allocated ratably over your holding period for the stock or ADSs;
     (2) the amount allocated to the current taxable year, and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year; and
     (3) the amount allocated to each other year will be treated as ordinary income e and subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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

     Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the stock or ADSs, you will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the stock or ADSs as of the close of your taxable year over your adjusted basis in such stock or ADSs. You will also be allowed a deduction as an ordinary loss for the excess, if any, of the adjusted basis of the stock or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the stock or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the stock or ADSs, as well as to any loss realized on the actual sale or disposition of the stock or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such stock or ADSs. Your basis in the stock or ADSs will be adjusted to reflect any such amounts included or deducted. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.
     The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The ADSs are listed on the Nasdaq Market. Accordingly, the mark-to-market election would be available to you if we were to become a PFIC.
     Notwithstanding any election you may make, dividends paid by a PFIC are not “qualified dividend income” for purposes of the preferential tax rate on qualified dividends discussed above.
     If you hold stock or ADSs in any year in which we are a PFIC, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the stock or ADSs and any gain realized on the disposition of the stock or ADSs even if we cease to be a PFIC. The PFIC rules are complex. U.S. Holders are urged to consult their own tax advisors regarding the application of these rules and how they may affect the U.S. federal income tax consequences of the ownership and disposition of our shares of common stock or ADSs.
     Non-U.S. Holders
     A Non-U.S. Holder generally will not be subject to any U.S. federal income or withholding tax in respect of distributions on shares of our common stock or ADSs unless the Non-U.S. Holder conducts a trade or business within the United States and the distributions are effectively connected with that trade or business.
     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of our shares of common stock or ADSs, unless (i) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are present.

     Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be for U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
     Special rules may apply to a Non-U.S. Holder resident of a country with an income tax treaty with the United States requiring the dividend income or gains to be attributable to U.S. permanent establishment in order to be subject to U.S. federal income tax.
Backup Withholding and Information Reporting
     In general, information reporting requirements will apply to dividends in respect of our shares of common stock or the ADSs or the proceeds received on the sale, exchange or redemption of shares or ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a backup withholding tax may apply (at a 28% rate through 2010) to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, report interest and dividends required to be shown on its U.S. federal income tax returns, or make other appropriate certifications in the required manner. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed with the IRS in a timely manner.
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
     Maturities and fair values of our marketable securities as of March 31,2007 were as follows:

				Due from	Due from	Due from
Year ended		Due	Due after	two to	three to	four to	Due after
March 31,	Debt	within	one to	three	four	five	five	Equity
2007	securities	one year	two years	years	years	years	years	securities
Cost	13,971	3,199	2,608	1,398	3,845	1,598	1,323	26,842
Fair Value	13,893	3,189	2,580	1,382	3,825	1,580	1,337	53,119
     Maturities and fair values of our marketable securities as of March 31,2006 were as follows:

				Due from	Due from	Due from
Year ended		Due	Due after	two to	three to	four to	Due after
March 31,	Debt	within	one to	three	four	five	five	Equity
2006	securities	one year	two years	years	years	years	years	securities
Cost	31,249	18,035	2,600	2,609	1,302	3,900	2,803	25,492
Fair Value	31,246	18,028	2,593	2,583	1,399	3,806	2,837	51,842
Equity Price Risk
     We hold marketable securities for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. We do not hold marketable securities for trading purposes.
Foreign Exchange Risk
     Our international operations expose us to the risk of changes in foreign currency exchange rates. To manage this exposure, we may utilize foreign exchange forward contracts. We had no open forward currency contracts as of March 31, 2006 or March 31, 2007.

Interest Rate Risk
     As of March 31, 2007, our interest rate risk on short-term borrowings (¥5,822 million) was not material, since the amount of interest due is reasonably low (¥73 million) and we do not expect interest rates to rise sharply in the near future. Although our lease obligations (¥162 million, including the current portion) have fixed interest rates, the amount outstanding is not material.
     As of March 31, 2006, our interest rate risk on short-term borrowings (¥6,392) and lease obligations (¥66 million) was also immaterial.
     The following tables provide information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2007.
Lease Obligations (including due within one year)
Wacoal Holdings and subsidiaries

Year ended		Expected maturity date						Estimated
March 31, 2007	Total	(Yen in millions and percent)						fair value
		2008	2009	2010	2011	2012	Thereafter
Lease Obligations	162	51	111	—	—	—	—	162
     The following tables provide information about our lease obligations that were sensitive to changes in interest rates as of March 31, 2006.
Lease Obligations (including due within one year)
Wacoal Holdings and subsidiaries

Year ended		Expected maturity date						Estimated
March 31, 2006	Total	(Yen in millions and percent)						fair value
		2007	2008	2009	2010	2011	Thereafter
Lease Obligations	66	34	32	—	—	—	—	66
     We had no outstanding interest rate swaps as of March 31, 2007 or March 31, 2006.
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds.
     None.
Item 15. Controls and Procedures.
     Evaluation of Disclosure Controls and Procedures
     As required by Securities Exchange Act Rule 13a-15(b), our management, including our principal executive officer and principal financial officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of our company’s disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e) and 15d-15(e). Based on that evaluation, our principal executive officer and principal financial officer concluded that our company’s disclosure controls and procedures were effective as of the end of the period covered by this report.
     As required by Securities Exchange Act Rule 13a-15(d), our management, including our principal executive officer and principal financial officer, also conducted an evaluation of our company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. Based on that evaluation, our management concluded that there has been no such change during the period covered by this report, and that our internal controls are functioning effectively.
     Management’s Report on Internal Control over Financial Reporting
     The management of Wacoal Holdings Corp. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Wacoal Holdings Corp’s management assessed the effectiveness of internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of March 31, 2007, Wacoal Holdings Corp’s internal control over financial reporting was effective based on the COSO criteria.
     Wacoal Holdings Corp’s independent registered public accounting firm, Deloitte Touche Tohmatsu has issued an audit report on our assessment of internal control over financial reporting, as stated in its report which appears on page F-3.
     Changes in Internal Control Over Financial Reporting
     As required by Securities Exchange Act Rule 13a-15(d), our management, including our principal executive officer and principal financial officer, also conducted an evaluation of our company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting. Based on that evaluation, our management concluded that there has been no such change during the period covered by this report, and that our internal controls are functioning effectively.
Item 16A. Audit Committee Financial Expert.
     Wacoal’s board of auditors has determined that Tomoharu Kuda qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr Kuda was newly appointed as an outside corporate auditor pursuant to the Japanese Company Law on June 28, 2007, and is independent from us and our management. Please refer to Item 6A for more information on Mr Kuda.
Item 16B. Code of Ethics.
     Wacoal Holdings has adopted a code of ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of Wacoal Holdings’ code of ethics, which was amended on January 31, 2007 primarily to reflect Wacoal’s transition to a holding company structure, is attached as an exhibit to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu.
     Deloitte Touche Tohmatsu (DTT) has served as Wacoal Holdings’ principal accountant for the three years ended March 31, 2007. The following table presents fees for audit and other services rendered by DTT for the years ended March 31, 2007 and March 31, 2006.
DTT Fees for Audit and Other Services
(Yen in millions)

	Years ended March 31,
	2007	2006
Audit Fees	¥197	¥107
Audit Related Fees	11	3
Tax Fees	29	22
Other Fees	24	48

Total	¥261	¥180

     Audit Fees include fees billed for professional services rendered for audits of Wacoal Holdings’ annual consolidated financial statements, statutory audits of the Company and its subsidiaries, and the audit of the Company’s internal controls over financial reporting.
     Audit Related Fees include fees billed for assurance and related services, such as due diligence, accounting consultations and audits in connection with mergers and acquisitions.
     Tax Fees include fees billed for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.
     Other Fees include fees billed for services related to the costs of consultation regarding information security measures and risk management.
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

Item 16D. Exemptions from the Listing Standards for Audit Committees.
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 4350(d)(3) and 4350(d)(2)(A)(ii) of the NASD Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of statutory auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a board of statutory auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
•	the board of statutory auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with statutory auditors;

•	Japanese law must and does require the board of statutory auditors to be separate from the board of directors;

•	none of the members of the board of statutory auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of statutory auditors;

•	Japanese law must and does set forth standards for the independence of the members of the board of statutory auditors from the listed company or its management; and

•	the board of statutory auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.
     To the extent permitted by Japanese law:
•	the board of statutory auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of statutory auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of statutory auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of statutory auditors, and (iii) ordinary administrative expenses of the board of statutory auditors that are necessary or appropriate in carrying out its duties.
     In our assessment, our Board of Statutory Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

			(c) Total Number of
	(a) Total		Shares Purchased as	(d) Maximum Number
	Number of	(b) Average	Part of Publicly	of Shares that May Yet
	Shares	Price Paid	Announced Plans or	Be Purchased Under
	Purchased	Per Share	Programs	the Plans or Programs
Apr 1 — Apr 30, 2006	1,056	1,557	0	0
May 1 — May 31, 2006	2,305	1,735	0	0
Jun 1 — Jun 30, 2006	528	1,630	0	0
Jul 1 — Jul 31, 2006	1,234	1,567	0	0
Aug 1 — Aug 31, 2006	1,536	1,527	0	0
Sep 1 — Sep 30, 2006	832	1,525	0	0
Oct 1 — Oct 31, 2006	360	1,438	0	0
Nov 1 — Nov 30, 2006	2,825,963	1,495	2,824,000	0
Dec 1 — Dec 31, 2006	1,677	1,557	0	0
Jan 1 — Jan 31, 2007	860	1,612	0	0
Feb 1 — Feb 28, 2007	501,410	1,601	500,000	0
Mar 1 — Mar 31, 2007	1,603	1,519	0	0
Total	3,339,364	1,511	3,324,000	0

Note: For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Wacoal Holdings purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Capital Stock—Unit Share System” under Item 10.B of this Annual Report.

PART III
ITEM 17. Financial Statements.
     The information required by this item is set forth beginning on page F-2 of this annual report.
ITEM 18. Financial Statements.
     We have responded to Item 17 in lieu of responding to this item.
ITEM 19. Exhibits.
     Exhibits filed as part of this Annual Report.

Exhibit
Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)
1.2	Share Handling Regulations of the Registrant (English Translation)*
1.3	Regulations of the Board of Directors of the Registrant (English Translation)*
1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)
2.1	Specimen common stock certificate of the Registrant (English Translation)*
2.2	Form of Deposit Agreement dated as of January 15, 1977, as amended and restated as of October 1, 1982, among Wacoal Corp., ChaseMellon Shareholder Services, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder (Previously filed)
8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)
11.1	Code of Ethics of the Registrant
12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*) Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-1) filed on July 7, 2006

SIGNATURES
     Wacoal Holdings hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
WACOAL HOLDINGS
(Registrant)

By	/s/ Ikuo Otani
Ikuo Otani General Manager, Corporate Planning

Date: July 20, 2007

INDEX OF EXHIBITS

EX-1.1	Articles of Incorporation of the Registrant (English translation)
EX-1.4	Regulations of the Board of Directors of the Registrant (English translation)
EX-11.1	Code of Ethics of the Registrant
EX-12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Wacoal Holdings Corp. and Subsidiaries
SCHEDULES:
Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
     Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and Subsidiaries (the “Companies”) as of March 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
Certain information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” has not been presented in the accompanying financial statements. In our opinion, presentation of segment information concerning the Companies’ operations is required for a complete presentation of the Companies’ consolidated financial statements.
In our opinion, except for the omission of segment information, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and Subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Companies’ internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Companies’ internal control over financial reporting and an unqualified opinion on the effectiveness of the Companies’ internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
June 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
     Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited management’s assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting dated June 28, 2007, that Wacoal Holdings Corp. and Subsidiaries (the “Companies”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Companies’ internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Companies maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Companies as of and for the year ended March 31, 2007 and our report dated June 28, 2007 expressed an unqualified opinion on those financial statements, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”
/s/ Deloitte Touche Tohmatsu
June 28, 2007

Wacoal Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2007 and 2006

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2007	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥10,613	¥11,635	$90,277
Time deposits and certificates of deposit	9,203	8,258	78,283

Total	19,816	19,893	168,560
Marketable securities (Note 3)	14,392	32,699	122,423
Notes and accounts receivable:
Trade notes	550	458	4,678
Trade accounts	22,882	23,192	194,641
Allowance for returns and doubtful receivables (Note 4)	(2,979)	(2,778)	(25,340)
Inventories (Note 5)	30,199	27,135	256,882
Deferred income taxes (Note 12)	4,980	7,442	42,361
Other current assets	3,075	2,692	26,157

Total current assets	92,915	110,733	790,362

PROPERTY, PLANT AND EQUIPMENT:
Land	20,874	20,978	177,560
Buildings and building improvements	59,168	59,328	503,300
Machinery and equipment	14,179	13,789	120,611
Construction in progress	472	22	4,015

Total	94,693	94,117	805,486
Accumulated depreciation	(41,911)	(40,616)	(356,507)

Net property, plant and equipment	52,782	53,501	448,979

OTHER ASSETS:
Investments in affiliates (Note 6)	34,012	16,033	289,316
Investments (Note 3)	54,117	52,716	460,335
Prepaid pension expense (Note 9)	7,089		60,301
Deferred income taxes (Note 12)	1,048	992	8,915
Lease deposits and other	8,303	8,321	70,628

Total other assets	104,569	78,062	889,495

TOTAL	¥250,266	¥242,296	$2,128,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 7)	¥5,822	¥6,392	$49,524
Notes and accounts payable:
Trade notes	1,503	1,610	12,785
Trade accounts	10,536	10,608	89,622
Other payables	6,900	6,289	58,693
Accrued payroll and bonuses	6,416	6,790	54,576
Income taxes payable	1,378	1,806	11,722
Current portion of long-term debt (Notes 7 and 15)	51	34	434
Other current liabilities	2,262	1,996	19,241

Total current liabilities	34,868	35,525	296,597

LONG-TERM LIABILITIES:
Long-term debt (Notes 7 and 15)	111	32	944
Liability for termination and retirement benefits (Note 9)	2,072	4,622	17,625
Deferred income taxes (Note 12)	16,959	12,842	144,258
Other long-term liabilities	517	397	4,398

Total long-term liabilities	19,659	17,893	167,225

MINORITY INTERESTS	2,461	2,403	20,934

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 10):
Common stock, no par value — authorized, 500,000,000 shares in 2007 and 2006; issued 144,016,685 shares in 2007 and 2006	13,260	13,260	112,794
Additional paid-in capital	25,242	25,242	214,716
Retained earnings	140,666	134,515	1,196,546
Accumulated other comprehensive income (loss) (Note 11):
Foreign currency translation adjustments	716	(736)	6,091
Unrealized gain on securities	14,428	14,311	122,729
Pension liability adjustments	4,130		35,131

Total accumulated other comprehensive income	19,274	13,575	163,951
Less treasury stock at cost — 3,440,116 and 100,752 shares in 2007 and 2006	(5,164)	(117)	(43,927)

Total shareholders’ equity	193,278	186,475	1,644,080

TOTAL	¥250,266	¥242,296	$2,128,836

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2007, 2006 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2007	2006	2005	2007
NET SALES	¥166,410	¥164,122	¥160,968	$1,415,532

OPERATING COSTS AND EXPENSES (INCOME):
Cost of sales	84,658	84,322	84,041	720,126
Selling, general and administrative	68,831	69,720	72,128	585,497
Impairment charges on long-lived assets		614
Loss on sale or disposal of property, plant and equipment	25	612	133	212
Government subsidy (Note 9)			(7,100)
Special retirement related expenses (Note 9)		7,521

Total operating costs and expenses	153,514	162,789	149,202	1,305,835

OPERATING INCOME	12,896	1,333	11,766	109,697

OTHER INCOME (EXPENSES):
Interest income	236	213	186	2,008
Interest expense	(73)	(56)	(79)	(621)
Dividend income	603	493	271	5,129
Gain on sale or exchange of marketable securities and investments (Note 3)	406	1,659	563	3,454
Impairment charges on investments (Note 3)	(365)	(65)	(618)	(3,105)
Other — net	217	(111)	(10)	1,846

Total other income, net	1,024	2,133	313	8,711

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS (Note 12)	13,920	3,466	12,079	118,408

INCOME TAXES (Note 12):
Current	2,874	3,268	3,041	24,447
Deferred	3,628	(1,809)	2,759	30,861

Total income taxes	6,502	1,459	5,800	55,308

INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	7,418	2,007	6,279	63,100

EQUITY IN NET INCOME OF AFFILIATED COMPANIES	1,771	1,122	871	15,064

MINORITY INTERESTS	(160)	(308)	(360)	(1,361)

NET INCOME	¥9,029	¥2,821	¥6,790	$76,803

	Yen			U.S. Dollars
	2007	2006	2005	2007
EARNINGS PER SHARE (Note 14)	¥63	¥20	¥47	$0.54

EARNINGS PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 14)	¥316	¥98	¥236	$2.69

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended March 31, 2007, 2006 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2007	2006	2005	2007
NET INCOME	¥9,029	¥2,821	¥6,790	$76,803

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 11):
Foreign currency translation adjustments	1,452	3,084	(308)	12,351
Unrealized gains (losses) on securities	117	7,746	(266)	996
Minimum pension liability			954

OTHER COMPREHENSIVE INCOME	1,569	10,830	380	13,347

COMPREHENSIVE INCOME	¥10,598	¥13,651	¥7,170	$90,150

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Years Ended March 31, 2007, 2006 and 2005

		Millions of Yen

	Shares of				Accumulated
	Outstanding		Additional		Other
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury
	(Thousands)	Stock	Capital	Earnings	Income	Stock
BALANCE, APRIL 1, 2004	143,964	¥13,260	¥25,242	¥129,941	¥2,365	¥(50)

Net income				6,790
Other comprehensive income					380
Cash dividends paid, ¥75 per 5 shares of common stock				(2,159)
Repurchase of treasury stock — other	(20)					(23)

BALANCE, MARCH 31, 2005	143,944	13,260	25,242	134,572	2,745	(73)

Net income				2,821
Other comprehensive income					10,830
Cash dividends paid, ¥100 per 5 shares of common stock				(2,878)
Repurchase of treasury stock — other	(28)					(44)

BALANCE, MARCH 31, 2006	143,916	13,260	25,242	134,515	13,575	(117)

Net income				9,029
Other comprehensive income					1,569
Cash dividends paid, ¥100 per 5 shares of common stock				(2,878)
Repurchase of treasury stock — other	(3,339)					(5,047)
Adjustment to initially apply SFAS No. 158, net of tax (Note 9)					4,130

BALANCE, MARCH 31, 2007	140,577	¥13,260	¥25,242	¥140,666	¥19,274	¥(5,164)

	Thousands of U.S. Dollars (Note 2)
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income	Stock
BALANCE, MARCH 31, 2006	$112,794	$214,716	$1,144,224	$115,473	$(995)

Net income			76,803
Other comprehensive income				13,347
Cash dividends paid, $0.85 per 5 shares of common stock			(24,481)
Repurchase of treasury stock — other					(42,932)
Adjustment to initially apply SFAS No. 158, net of tax (Note 9)				35,131

BALANCE, MARCH 31, 2007	$112,794	$214,716	$1,196,546	$163,951	$(43,927)

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2007, 2006 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2007	2006	2005	2007
OPERATING ACTIVITIES:

Net income	¥9,029	¥2,821	¥6,790	$76,803
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,735	3,433	3,312	31,771
Provision for returns and doubtful receivables	173	503	169	1,472
Deferred income taxes	3,628	(1,809)	2,759	30,861
Loss on sale or disposal of property, plant and equipment	25	612	133	212
Impairment charges on long-lived assets		614
Government subsidy			(7,100)
Gain on sale or exchange of marketable securities and investments	(406)	(1,659)	(563)	(3,454)
Impairment charges on investments	365	65	618	3,105
Equity in net income of affiliated companies, less dividends	(1,164)	(674)	(448)	(9,901)
Changes in assets and liabilities:
Decrease (increase) in notes and accounts receivable	401	(1,799)	(1,519)	3,411
(Increase) decrease in inventories	(2,897)	274	(878)	(24,643)
Increase in other current assets	(371)	(958)	(1,046)	(3,156)
Increase (decrease) in notes and accounts payable	219	(252)	1,198	1,863
(Decrease) increase in liability for termination and retirement benefits	(2,472)	(2,068)	1,193	(21,028)
(Decrease) increase in accrued expenses, income taxes and other current liabilities	(696)	1,667	(2,655)	(5,920)
Other	(230)	(51)	82	(1,956)

Net cash provided by operating activities	9,339	719	2,045	79,440

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	28,509	32,161	51,990	242,506
Payments to acquire marketable securities	(9,929)	(21,525)	(51,111)	(84,459)
Proceeds from sales of property, plant and equipment	524	513	340	4,457
Capital expenditures	(2,536)	(6,456)	(5,418)	(21,572)
Proceeds from sales of investments	8	1,231	926	68
Payments to acquire investments in affiliated companies	(15,326)		(16)	(130,368)
Payments to acquire investments	(1,887)	(7,905)	(2,985)	(16,051)
Cash balances of acquired subsidiary in excess of cash paid	80			681
(Increase) decrease in other assets	(628)	(88)	746	(5,342)

Net cash used in investing activities	(1,185)	(2,069)	(5,528)	(10,080)

FINANCING ACTIVITIES:
(Decrease) increase in short-term bank loans	(575)	(409)	2,813	(4,891)
Proceeds from issuance of long-term debt	130	19	45	1,106
Repayments of long-term debt	(34)	(116)	(380)	(289)
Repurchase of treasury stock	(5,047)	(44)	(23)	(42,932)
Dividends paid on common stock	(2,878)	(2,878)	(2,159)	(24,481)

Net cash provided by (used in) financing activities	(8,404)	(3,428)	296	(71,487)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	173	476	(61)	1,472

NET DECREASE IN CASH AND CASH EQUIVALENTS — (Forward)	¥(77)	¥(4,302)	¥(3,248)	$(655)
(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2007, 2006 and 2005

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2007	2006	2005	2007
NET DECREASE IN CASH AND CASH EQUIVALENTS — (Forward)	¥(77)	¥(4,302)	¥(3,248)	$(655)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,893	24,195	27,443	169,215

CASH AND CASH EQUIVALENTS, END OF YEAR	¥19,816	¥19,893	¥24,195	$168,560

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥70	¥56	¥85	$595
Income taxes	¥4,667	¥1,832	¥5,395	$39,699

NONCASH INVESTING ACTIVITIES:
Fair value of marketable securities received in exchange for certain other marketable securities with a recorded amount of ¥172 million in 2006		¥1,321
See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements — On October 1, 2005, Wacoal Holdings Corp. (the “Company”) that was formerly known as “Wacoal Corp.” spun off all of the Company’s business into a new wholly owned subsidiary and changed over to a holding company structure. The Company’s subsidiaries are predominantly engaged in one industry, the manufacture and sale of apparel, including foundation garments, lingerie, nightwear and outerwear in Japan, the United States of America, Europe and certain Asian countries.

The accompanying consolidated financial statements, stated in Japanese yen, have been prepared on the basis of accounting principles generally accepted in the United States of America except for the omission of segment information as required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Consolidation — The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries (collectively, the “Companies”). All intercompany transactions and balances are eliminated.

Certain foreign subsidiaries of the Company have a fiscal year ending December 31. The accounts of those subsidiaries are included in the Company’s consolidated financial statements based on the subsidiaries’ fiscal year.

Investments in affiliates where the Company’s ownership is 20% to 50% are accounted for using the equity method.

Significant influence is generally deemed to exist if the Companies have an ownership interest in the voting stock of the investee of between 20% to 50%, although other factors are considered in determining whether the equity method of accounting is appropriate.

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

Foreign Currency Translation — Assets and liabilities of international subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using weighted-average exchange rates for the period. Translation adjustments are included in other comprehensive income (loss), a separate component of shareholders’ equity. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Marketable Securities and Investments — The Companies classify their debt and marketable equity securities as available-for-sale and carry them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income (loss), a separate component of shareholders’ equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

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

Buildings and building improvements:	5 - 50 years (Mainly 38 years)

Machinery and equipment:	5 - 20 years (Mainly 5 years)
Impairment of Long-lived Assets — The carrying values of long-lived assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable.

The Companies recorded ¥614 million in impairment charges on long-lived assets for the year ended March 31, 2006, which resulted from the impairment of primarily a building which was part of the Companies’ branch office in Nagoya. In 2006, the Company determined to close its Nagoya office and to demolish the building. The office was closed on March 31, 2006 and the Companies recognized an impairment of the asset to be abandoned. No impairment charges were recorded in the years ended March 31, 2007 and 2005.

Derivatives — Derivative instruments, including certain derivative instruments embedded in other contracts, are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Changes in the fair value of a derivative are recorded in other comprehensive income (loss) or in earnings, depending on its intended use. Changes in fair value of foreign currency forward exchange contracts designated as fair value hedges of recognized assets and liabilities and firm commitments are recognized in income. Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of recognized assets and liabilities and firm commitments are reported in accumulated other comprehensive income. These amounts are reclassified into income in the same period as the hedged items affect income.

Asset Retirement Obligations — The Companies have obligations arising from contractual commitments to remove leasehold improvements from leased facilities and return the property to a specified condition when the lease terminates. Lease contracts have automatic renewal articles and therefore, the Companies use their best estimate to determine the lease termination dates for the purpose of calculating asset retirement obligations.

Termination and Retirement Plans — Termination and retirement benefits are accounted for in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” Provisions for termination and retirement benefits include those for directors and corporate auditors of the Companies.

As allowed under SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” the Companies do not recognize a gain or loss on settlement of the pension obligation when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year.

Leases — Certain noncancelable leases are classified as capital leases and the leased assets included as part of property, plant and equipment. Such leasing arrangements involve the computer aided design system and the computer hardware. Other leases are classified as operating leases and are not capitalized. The payments on such leases are recorded as expense. The rental expense under operating leases is recognized on a straight-line basis.

Treasury Stock — The Companies account for treasury stock under the cost method and include treasury stock as a component of Shareholders’ Equity.

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2007, 2006 and 2005 were ¥12,084 million ($102,790 thousand), ¥11,888 million and ¥13,241 million, respectively and included in selling, general, and administrative expenses.

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

Shipping and Handling Costs — Shipping and handling costs for the years ended March 31, 2007, 2006 and 2005 were ¥4,186 million ($35,607 thousand), ¥4,239 million and ¥4,156 million, respectively, and are included in selling, general, and administrative expenses.

Income Taxes — The provision for income taxes is determined under the assets and liability method pursuant to SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined for temporary differences between the financial statements and tax bases of assets and liabilities at presently enacted tax rates. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

Provisions are made for taxes on undistributed earnings and cumulative translation adjustments of foreign subsidiaries whose earnings are not deemed to be permanently invested.

Recent Accounting Pronouncements:

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 — In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides entities the option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Companies are currently in the process of assessing the impact the adoption of SFAS No. 159 will have on their financial position, cash flows or results of operations.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132 (R) — In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The Companies adopted the recognition and disclosure provisions of SFAS No. 158 at March 31, 2007. The effect of adopting SFAS No. 158 on the Companies’ consolidated financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. See Note 9 for further information.

Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Companies are currently in the process of assessing the impact the adoption of SFAS No. 157 will have on their consolidated financial position, cash flows or results of operations.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements — In September 2006, the Securities and Exchange Commission (“SEC”) staff published Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” In addressing the current diversity of practice, SAB 108 provides interpretive guidance on how misstatements should be quantified and requires use of a “dual approach” method when evaluating the materiality of financial statement errors. Such approach requires consideration of the impact of misstatements on both the income statement (“rollover” method) and balance sheet (“iron curtain” method). If such consideration along with the evaluation of all relevant quantitative and qualitative factors, results in quantifying a misstatement as material, adjustment of financial statement is required. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the consolidated financial statements of the Companies.

Accounting for Uncertainty in Income Taxes — In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Companies do not expect the adoption of FIN 48 to have a material effect on the consolidated financial statements.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥117.56 to $1, the buying rate for yen in New York City at March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3.	MARKETABLE SECURITIES AND INVESTMENTS

The fair value of debt and marketable equity securities is based on quoted market prices at March 31, 2007 and 2006. The fair values of the debt and marketable equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2007	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥6,304	¥4	¥125	¥6,183
Bank debt securities	700		2	698
Mutual fund	4,187	166	43	4,310
National debt securities	3,210	3	12	3,201

Total	¥14,401	¥173	¥182	¥14,392

Noncurrent:
Equity securities	¥26,842	¥26,378	¥101	¥53,119

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2006	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	¥13,539	¥132	¥80	¥13,591
Bank debt securities	7,702	1	13	7,690
Mutual fund	5,431	167	68	5,530
National debt securities	5,914	1	27	5,888

Total	¥32,586	¥301	¥188	¥32,699

Noncurrent:
Equity securities	¥25,492	¥26,479	¥129	¥51,842

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2007	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	$53,624	$34	$1,064	$52,594
Bank debt securities	5,954		17	5,937
Mutual fund	35,616	1,412	365	36,663
National debt securities	27,305	26	102	27,229

Total	$122,499	$1,472	$1,548	$122,423

Noncurrent:
Equity securities	$228,326	$224,379	$859	$451,846

Gross unrealized holding losses and fair values of debt and marketable equity securities, all of which have been in a continuous unrealized loss position for less than 12 months at March 31, 2007 and 2006, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2007	Fair Value	Loss	Fair Value	Loss
Current:
Corporate debt securities	¥4,979	¥125	$42,353	$1,064
Bank debt securities	498	2	4,236	17
Mutual fund	2,554	43	21,725	365
National debt securities	2,099	12	17,855	102

Total	¥10,130	¥182	$86,169	$1,548

Noncurrent:
Equity securities	¥1,711	¥101	$14,554	$859

	Millions of Yen
		Gross
		Unrealized
2006	Fair Value	Loss
Current:
Corporate debt securities	¥5,027	¥80
Bank debt securities	5,488	13
Mutual fund	3,746	68
National debt securities	3,686	27

Total	¥17,947	¥188

Noncurrent:
Equity securities	¥2,264	¥129

There were no securities which had been in a continuous unrealized loss position over 12 months at March 31, 2007 and 2006.

Future maturities of debt securities classified as available-for-sale at March 31, 2007 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value
Due within one year	¥3,199	¥3,189	$27,212	$27,127
Due after one year through five years	9,449	9,367	80,376	79,678
Due after five years through ten years	323	405	2,748	3,445
After ten years	1,000	932	8,505	7,928

Total	¥13,971	¥13,893	$118,841	$118,178

Proceeds from sales of available-for-sale securities were ¥2,573 million ($21,887 thousand), ¥2,903 million and ¥2,697 million for the years ended March 31, 2007, 2006 and 2005, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 were ¥408 million ($3,471 thousand), ¥510 million and ¥572 million, respectively. The gross realized losses on the sales of available-for-sale securities for the years ended March 31, 2007 and 2005 were ¥2 million ($17 thousand) and ¥9 million, respectively.

During the year ended March 31, 2006, the Companies exchanged certain equity securities for other securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥1,149 million in the year ended March 31, 2006. No such exchanges were made in the years ended March 31, 2007 and 2005.

The Companies recognized impairment charges on investments of ¥365 million ($3,105 thousand), ¥65 million and ¥618 million in the years ended March 31, 2007, 2006 and 2005, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and aggregated ¥945 million ($8,038 thousand) and ¥874 million at March 31, 2007 and 2006, respectively. The Companies wrote down these investments whenever the recorded investments exceeded the Companies’ share of net assets of the investees. These investments were not evaluated for further impairment as the Companies did not identify any events or changes in circumstances that may have a significant adverse effect on the carrying value of the investments. It is not practicable to estimate the fair value of the investments.

The Company’s subsidiary in the United States of America adopted a non-qualified deferred compensation plan and trust agreement. Investments consist of several mutual funds, which are recorded at the fair market value of ¥53 million ($4,126 thousand) as of March 31, 2007.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2007	2006	2005	2007
Balance at beginning of year	¥92	¥72	¥149	$783
Charged to costs and expenses	10	29		85
Balances written-off/reversed	(20)	(9)	(77)	(170)

Balance at end of year	¥82	¥92	¥72	$698

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2007	2006	2005	2007
Balance at beginning of year	¥2,686	¥2,142	¥1,991	$22,848
Charged to costs and expenses	2,897	2,686	2,142	24,642
Balances utilized	(2,686)	(2,142)	(1,991)	(22,848)

Balance at end of year	¥2,897	¥2,686	¥2,142	$24,642

5.	INVENTORIES

Inventories at March 31, 2007 and 2006 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2007	2006	2007
Finished products	¥24,691	¥22,507	$210,029
Work in process	4,110	3,295	34,961
Raw materials	1,398	1,333	11,892

Total	¥30,199	¥27,135	$256,882

6.	INVESTMENTS IN AFFILIATES

Investments are accounted for using the equity method of accounting if the investment provides the Companies the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Companies have an ownership interest in the voting stock of the investee of between 20% to 50%, although other factors are considered in determining whether the equity method of accounting is appropriate. The Companies record investments in equity method investees meeting these characteristics as “Investments in affiliates.” Under the equity method, the Companies record their proportionate share of affiliates’ income or loss based on the most recently available financial statements. The Companies’ investments in affiliated companies and percentage of ownership at March 31, 2007 include, among others, the following companies:

Thai Wacoal Public Company Limited (33.61%);
quoted market price per share:	¥130 ($1,106)/share
aggregate value:	¥5,225 million ($44,445 thousand)

Shinyoung Wacoal Inc. (25.00%);
quoted market price per share:	¥12,309 ($104,704)/share
aggregate value:	¥2,769 million ($23,554 thousand)

Indonesia Wacoal Co., Ltd. (42.02%)

Taiwan Wacoal Co., Ltd. (50.00%)

House of Rose Co., Ltd. (20.20%);
quoted market price per share:	¥1,663 ($14,146)/share
aggregate value:	¥1,580 million ($13,440 thousand)

Peach John Co., Ltd. (49.00%)
The following tables represent the summarized information from the balance sheets and statements of operations for the affiliated companies which are accounted for under the equity method as of and for the years ended March 31, 2007 and 2006.

			Thousands of
	Millions of Yen		U.S. Dollars
	2007	2006	2007
Current assets	¥48,058	¥36,205	$408,796
Noncurrent assets	32,291	27,497	274,677
Current liabilities	12,527	9,658	106,558
Noncurrent liabilities	5,569	4,741	47,372
Minority interests	1	1	9
Net sales	75,414	60,631	641,494
Gross profit	38,260	31,607	325,451
Income before income taxes	7,011	4,664	59,638
Net income	5,052	3,262	42,974
The difference between the amount at which an investment is carried and the amount of underlying equity in net assets represents intangible assets such as customer list, trademarks, and goodwill.

Dividends received from the affiliated companies were ¥607 million ($5,163 thousand), ¥448 million and ¥423 million during the years ended March 31, 2007, 2006 and 2005, respectively.

7.	SHORT-TERM BANK LOANS AND LEASE OBLIGATIONS

Short-term bank loans at March 31, 2007 and 2006 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2007	2006	2007
Unsecured bank loans	¥5,822	¥6,392	$49,524
The weighted average annual interest rates on short-term bank loans as of March 31, 2007 and 2006 were 0.9% and 0.5%, respectively.

Lease obligations at March 31, 2007 and 2006 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2007	2006	2007
Lease obligations	¥162	¥66	$1,378
Less current portion	51	34	434

Lease obligations, less current portion	¥111	¥32	$944

The future minimum payments required at March 31, 2007 were as follows:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars
2008	¥51	$434
2009	111	944

Total	¥162	$1,378

In 2007 and 2006, no assets were pledged as collateral.

8.	LEASES

The Companies lease most of their store premises, some of their distribution centers, and certain equipment. These operating leases expire on various dates through 2013. Most leases have automatic renewal provisions and allow the Companies to extend the lease term beyond the initial base period, subject to the terms agreed at lease inception. Future minimum rental commitments on non-cancelable operating leases are presented below:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars
2008	¥972	$8,268
2009	886	7,537
2010	719	6,116
2011	583	4,959
2012	549	4,670
Thereafter	1,997	16,987

Total	¥5,706	$48,537

Rental expenses were ¥3,795 million ($32,281 thousand), ¥3,844 million and ¥3,703 million for the years ended March 31, 2007, 2006 and 2005, respectively.

9.	TERMINATION AND RETIREMENT PLANS

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

The Companies adopted the recognition and disclosure provision of SFAS No. 158 on March 31, 2007. SFAS No. 158 required the Companies to recognize the funded status of their pension plans in the March 31, 2007 consolidated balance sheet, with a corresponding charge to accumulated other comprehensive income.

Upon adoption, the Companies recorded a pre-tax adjustment of ¥6,965 million ($59,246 thousand) to the ending balance of accumulated other comprehensive income. Amounts recognized in accumulated other comprehensive income at March 31, 2007 consist of:

	Millions of	Thousands of
	Yen	U.S. Dollars
Unrecognized net actuarial gain	¥702	$5,971
Unrecognized prior service benefit	6,263	53,275

Total	¥6,965	$59,246

As a result of adopting SFAS No. 158, the consolidated balance sheets changed as follows:

	Thousands of U.S. Dollars
	Balances Prior to		Balances after
	Adoption of SFAS		Adoption of SFAS
	No. 158	Adjustments	No. 158
Prepaid pension cost	¥124	¥6,965	¥7,089
Accrued expenses		(113)	(113)
Reserve for retirement benefit	(2,100)	113	(1,987)
Deferred income taxes	1,257	(2,835)	(1,578)
Accumulated other comprehensive income		(4,130)	(4,130)

	Thousands of U.S. Dollars
	Balances Prior to		Balances after
	Adoption of SFAS		Adoption of SFAS
	No. 158	Adjustments	No. 158
Prepaid pension cost	$1,055	$59,246	$60,301
Accrued expenses		(961)	(961)
Reserve for retirement benefit	(17,863)	961	(16,902)
Deferred income taxes	10,692	(24,115)	(13,423)
Accumulated other comprehensive income		(35,131)	(35,131)
The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are summarized as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
Actuarial gain	¥123	$1,046
Prior service benefit	691	5,878
The Companies use a March 31 measurement date for the majority of its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligation liabilities shown above were as follows:

	2007	2006
Discount rate	2.5%	2.5%
Rate of increase in future compensation	0.5%	0.5%
The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2007	2006	2005
Discount rate	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
Rate of increase in future compensation	0.5%	0.5%	0.4%
Our wholly owned subsidiary, Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five-year average of the effective yields on the 20-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.

The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data. The estimated long-term rate of return is based on an asset allocation of equity securities of 33.0%, debt securities of 50.0%, and other investments of 17.0%.

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

The asset allocation at March 31, 2007 and 2006 was as follows:

	2007	2006
Equity securities	54.8%	57.3%
Debt securities	34.9%	35.1%
Life insurance company general accounts	5.7%	6.7%
Cash and cash equivalents	4.6%	0.9%
The target allocation percentages are reviewed and approved by the Pension Committee. The actual allocations for 2007 and 2006 are different from the target allocation percentages primarily because the Company contributes additional equity securities to the plan which are not governed by the Pension Committee. Based on an agreement between the Company and the employees, the Company contributes a certain amount of equity securities to the plan. As such, the actual allocation percentage of equity securities to the total plan assets is higher than the target allocation, and similarly, the actual allocation for the debt securities and other types of assets are lower than the target allocation.

The Company had a contributory retirement plan which was interrelated with Japanese government social welfare program that consisted of a substitutional portion and a corporate portion. In January 2003, the Company applied for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion in accordance with the Defined Benefit Pension Plan Law enacted in April 2002 and received approval from the government in January 2003. In January 2004, the Company received approval for exemption of the benefit obligation for past service related to the substitutional portion. In September 2004, the substitutional portion of the benefit obligation and related plan assets were transferred to the government.

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

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2007	2006	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥32,687	¥36,481	$278,045
Service cost	936	1,228	7,962
Interest cost	748	722	6,363
Participants’ contributions	75	92	638
Actuarial gain (loss)	(245)	2,926	(2,084)
Prior service liabilities incurred due to plan amendment		(5,833)
Benefits paid from plan assets	(883)	(281)	(7,511)
Settlement paid from plan assets	(105)	(2,361)	(893)
Settlement paid by the Companies	(154)	(287)	(1,310)

Benefit obligation at end of year	33,059	32,687	281,210

Change in plan assets:
Fair value of plan assets at beginning of year	35,860	28,376	305,036
Actual return on plan assets	581	7,352	4,941
Employer contributions	2,520	2,682	21,436
Participants’ contributions	75	92	638
Benefit payments	(883)	(281)	(7,511)
Settlement payments	(105)	(2,361)	(892)

Fair value of plan assets at end of year	38,048	35,860	323,648

Funded status at end of year	4,989	3,173	42,438
Amounts recognized in the consolidated balance sheets at March 31, 2007 consist of:

	Millions of	Thousands of
	Yen	U.S. Dollars
Prepaid pension cost	¥7,089	$60,301
Accrued expenses	(113)	(961)
Reserves for retirement benefit	(1,987)	(16,902)

	¥4,989	$42,438

The funded status at March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet, is as follows:

Millions of
Yen
Funded status	¥3,173
Unrecognized net actuarial gain	(769)
Unrecognized prior service benefit	(6,954)

Net amount recognized — Accrued benefit cost	¥(4,550)

Net periodic benefit costs for the Companies’ plans consisted of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2007	2006	2005	2007
Service cost	¥936	¥1,228	¥1,811	$7,962
Interest cost on projected benefit obligation	748	722	1,063	6,363
Expected return on plan assets	(726)	(608)	(629)	(6,176)
Net amortization	(826)	12	1,110	(7,026)
Derecognition of previously accrued salary progression			(1,716)
Settlement (gain) loss		(256)	2,644

	¥132	¥1,098	¥4,283	$1,123

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

The accumulated benefit obligation for all domestic defined benefit plans was ¥31,022 million ($263,882 thousand) and ¥30,691 million at March 31, 2007 and 2006, respectively.

The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥2,333 million ($19,845 thousand) to their plans in the year ending March 31, 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

		Thousands of
Year Ending March 31	Millions of Yen	U.S. Dollars
2008	¥1,292	$10,990
2009	1,340	11,398
2010	1,347	11,458
2011	1,415	12,036
2012	1,504	12,793
2013 - 2017	9,400	79,959
The Companies also provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥14 million ($119 thousand), ¥364 million and ¥718 million were paid in addition to normal benefits and charged to “selling, general and administrative” for the years ended March 31, 2007, 2006 and 2005, respectively.

In November 2005, the Company announced a special voluntary retirement plan to eliminate approximately 300 positions to improve the labor structure at March 31, 2006. Employees who would be more than 50 years-old at March 31, 2006 could apply to this program. As of March 31, 2006, the Company had eliminated 362 positions and paid the special benefit of ¥6,931 million. In March 2006, Fukushima Wacoal Sewing Corp., a subsidiary of the Companies, terminated its operation and paid a special termination benefit of ¥590 million to its employees. Those payments were also charged to special retirement related expenses. In addition to those charges, a gain on settlement of ¥256 million was credited to selling, general and administrative.

Termination Plan for Directors and Corporate Auditors — The Company and certain subsidiaries had termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of its shareholders. The amount of benefit for each individual was fixed as of June 29, 2005 and will remain frozen until the retirement of each respective director and corporate auditor. The outstanding liabilities at March 31, 2007 and 2006 were ¥373 million ($3,173 thousand) and ¥397 million, respectively, and were recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with EITF 88-1, the subsidiaries record a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors at March 31, 2007 and 2006 were ¥85 million ($723 thousand) and ¥72 million, respectively.
10.	SHAREHOLDERS’ EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the “Corporate Law”), which amended and partially replaced the Commercial Code of Japan (the “Code”) with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below;

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having a board of directors, (2) having independent auditors, (3) having a board of corporate auditors, and (4) having a one-year term of service for directors prescribed in its articles of incorporation, rather than two years, the board of directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has so provided in its articles of incorporation. The Company meets all the above criteria. The board of directors of companies with board committees (an appointment committee, compensation committee and audit committee) may also do so, because companies with board committees already, by definition, meet the above criteria under the Corporate Law, even though they have an audit committee instead of a board of corporate auditors.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the board of directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

The amount of retained earnings available for dividends under the Corporate Law was ¥103,627 million ($881,482 thousand) as of March 31, 2007, based on the amount recorded in the parent company’s general books of account.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the aggregate amount of such legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the board of directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders, which is determined by specific formula.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

11.	OTHER COMPREHENSIVE INCOME (LOSS)

The changes in the components of accumulated other comprehensive income (loss) were reported net of income taxes as follows:

	Millions of Yen
	2007			2006			2005
					Tax			Tax
	Pre-Tax	Tax	Net	Pre-Tax	(Expense)	Net	Pre-Tax	(Expense)	Net
	Amount	Expense	Amount	Amount	Credit	Amount	Amount	Credit	Amount
Foreign currency translation adjustments	¥1,598	¥(146)	¥1,452	¥3,345	¥(261)	¥3,084	¥(325)	¥17	¥(308)
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	56	(15)	41	13,761	(5,531)	8,230	(334)	113	(221)
Reclassification adjustments (loss)	129	(53)	76	(816)	332	(484)	(76)	31	(45)

Net unrealized gain (loss)	185	(68)	117	12,945	(5,199)	7,746	(410)	144	(266)
Minimum pension liability							1,620	(666)	954

Other comprehensive income (loss)	¥1,783	¥(214)	¥1,569	¥16,290	¥(5,460)	¥10,830	¥885	¥(505)	¥380

	Thousands of U.S. Dollars
	2007
	Pre-Tax	Tax	Net
	Amount	Expense	Amount
Foreign currency translation adjustments	$13,593	$(1,242)	$12,351
Unrealized gain on securities:
Unrealized holding gain	476	(128)	349
Reclassification adjustments	1,098	(450)	647

Net unrealized gain	1,574	(578)	996

Other comprehensive income	$15,167	$(1,820)	$13,347

12.	INCOME TAXES

Income before income taxes, equity in net income of affiliated companies, and minority interests is summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2007	2006	2005	2007
Japan	¥14,487	¥4,695	¥12,789	$123,231
Foreign	(567)	(1,229)	(710)	(4,823)

Total	¥13,920	¥3,466	¥12,079	$118,408

Income taxes expense consists of:

				Thousands of
	Millions of Yen			U.S. Dollars
	2007	2006	2005	2007
Current:
Japan	¥1,446	¥2,669	¥2,437	$12,300
Foreign	1,428	599	604	12,147

	¥2,874	¥3,268	¥3,041	$24,447

Deferred:
Japan	¥3,854	¥(1,845)	¥2,890	$32,783
Foreign	(226)	36	(131)	(1,922)

	¥3,628	¥(1,809)	¥2,759	$30,861

Total income taxes	¥6,502	¥1,459	¥5,800	$55,308

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2007, 2006 and 2005:

	2007	2006	2005
Normal Japanese statutory rates	40.7%	40.7%	40.7%
Increase in taxes resulting from:
Permanently non-deductible expenses	6.5	9.9	3.7
Change in valuation allowance	(2.0)	0.0	3.8
Undistributed earnings of foreign subsidiaries	0.8	2.9	0.5
Differences in subsidiaries’ tax rate	(0.8)	(4.7)	(1.9)
Tax exemption	(1.3)	(3.2)	(0.9)
Tax loss on investment in subsidiaries		(4.9)	(0.2)
Other — net	2.8	1.4	2.3

Effective tax rates	46.7%	42.1%	48.0%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2007 and 2006 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2007		2006		2007
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Sales returns	¥1,117		¥1,037		$9,501
Allowance for doubtful receivables		¥383	115			$3,258
Inventory valuation	1,273		1,211		10,829
Intercompany profits	218		153		1,854
Accrued bonuses	1,392		1,474		11,841
Valuation loss on investments	760		615		6,465
Gain on sales of property, plant and equipment		1,724		¥1,753		14,665
Undistributed earnings of foreign subsidiaries		2,742		2,363		23,324
Net unrealized gain on securities		10,691		10,726		90,941
Net realized gain on exchange of equity securities		2,415		2,415		20,542
Capitalized supplies	330		343		2,807
Enterprise taxes	126		195		1,072
Accrued vacation	812		788		6,907
Pension expense	753	2,331	2,271		6,405	19,828
Fixed assets	1,445		1,600		12,292
Tax loss carryforwards	1,795		3,965		15,269
Other temporary differences	838	39	769	36	7,128	332

Total	10,859	20,325	14,536	17,293	92,370	172,890
Valuation allowance	(1,465)		(1,651)		(12,462)

Total	¥9,394	¥20,325	¥12,885	¥17,293	$79,908	$172,890

A valuation allowance was recorded against the deferred tax assets, primarily related to loss carryforwards, of certain domestic and foreign subsidiaries. The valuation allowance decreased by ¥186 million ($1,582 thousand) for the year ended March 31, 2007 and increased by ¥6 million for the year ended March 31, 2006.

At March 31, 2007, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

	Millions of	Thousands of
Year Carryforward Expires	Yen	U.S. Dollars
2009	¥204	$1,735
2010	790	6,720
2011	738	6,278
2012	542	4,610
2013	408	3,471
2014	905	7,698
Indefinitely until utilized	1,005	8,549

Total	¥4,592	$39,061

The portion of the undistributed earnings of foreign subsidiaries which are deemed to be permanently invested amounted to ¥3,556 million ($30,248 thousand) and ¥5,758 million at March 31, 2007 and 2006, respectively. It is not practicable to determine the unrecognized deferred tax liability on these earnings.

13.	RELATED PARTY TRANSACTIONS

The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliates of the Companies. The Companies purchased merchandise from affiliates in the amount of ¥1,588 million ($13,508 thousand), ¥1,811 million, and ¥1,805 million in the fiscal years ended March 31, 2007, 2006 and 2005. The accounts payable to affiliates were ¥9 million ($77 thousand) and ¥26 million at March 31, 2007 and 2006, respectively.

The Companies also sell supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥1,042 million ($8,864 thousand), ¥1,494 million, and ¥1,679 million in fiscal years ended March 31, 2007, 2006 and 2005. The accounts receivable from affiliates were ¥103 million ($876 thousand) and ¥176 million at March 31, 2007 and 2006, respectively.

14.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT

The Company accounts for its earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Fully diluted income per share is not computed as there are no common stock equivalents.

The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding used in the computations was 142,910,187 shares for 2007, 143,933,607 shares for 2006 and 143,956,284 shares for 2005.

15.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents and short-term bank loans approximates fair value because of the short maturities of these instruments. The fair values of current and noncurrent marketable securities, as presented in Note 3, are primarily estimated based on quoted market prices for these securities.

The fair value of long-term debt, including current portion, at March 31, 2007 and 2006 was ¥162 million ($1,378 thousand) and ¥66 million, respectively. These fair values are based on comparisons of instruments with similar terms and maturities.

The fair values of investments in non-marketable equity securities are impracticable to estimate as the investments represent stocks of companies which are not publicly traded.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Forward Currency Exchange Contracts — The Company occasionally uses forward currency exchange contracts to manage its exposure to foreign currency fluctuation on the transactions dominated in foreign currencies. At March 31, 2005, the notional amount of its open forward currency contract was for the purchase of $3,000 thousand U.S. dollars. The Company recorded the changes in the fair value of the derivative contract of ¥10 million in other income since it was not designated as a hedge in the year ended March 31, 2005. No derivative contract was outstanding as of March 31, 2007 and 2006.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores, general merchandise stores and other general retailers and to specialty stores. No single customer constitutes 10% or more of the total sales, although the general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10.1%, 10.1% and 10.3% of the total sales in fiscal years ended March 31, 2007, 2006 and 2005, respectively.

16.	SUBSEQUENT EVENT

On May 29, 2007, the Board of Directors resolved to pay a cash dividend of ¥110 ($0.94) per 5 shares of common stock to holders of record as of March 31, 2007 (aggregate amount of ¥3,093 million ($26,310 thousand)).
* * * * * *