Form 20-F/A
period 2007-03-31
WACOAL HOLDINGS CORP
filed 2007-08-09
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(AMENDMENT NO. 1)

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
Commission file number: 0-11743
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
Large Accelerated Filer  ☑     Accelerated Filer  ☐     Non-Accelerated Filer  ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17  ☑          Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐          No  ☑

Page

Explanatory Note	1

Item 6.C	2

Signature	6
EX-12.1 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-12.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.1 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A is being filed to amend our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which was filed with the Securities and Exchange Commission on July 20, 2007. The purpose of this amendment is to incorporate information omitted from Item 6.C under the subtitle “Exemptions from Certain Corporate Governance Requirements of Nasdaq”. This Amendment No. 1 on Form 20-F/A does not reflect any events that have occurred after July 20, 2007.
     As used herein, unless the context otherwise requires, the “Company” and “Wacoal Holdings” refer to Wacoal Holdings Corp., and “Wacoal”, “we,” “us,” “our” and similar terms refer to Wacoal Holdings Corp. and its consolidated subsidiaries.

Item 6.C	Board Practices.
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

     Exemption from Certain Corporate Governance Requirements of Nasdaq.
     Nasdaq provides that a foreign private issuer, such as us, may follow its home country practice in lieu of certain of its qualitative listing requirements, provided that it discloses in its annual reports filed with the Securities and Exchange Commission each requirement that it does not follow and describes the home country practice followed in lieu of each such requirement.
•	Independent directors. Nasdaq requires that a majority of an issuer’s board of directors be independent and that such independent directors have regularly scheduled meetings at which only they are present. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, the Company Law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are currently required to have at least half of their corporate auditors meet independence requirements under the Company Law. An outside corporate auditor is defined as a corporate auditor who has never served as a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of the company or any of its subsidiaries. Currently, we have three outside corporate auditors.

•	Audit committee. Nasdaq requires that each issuer adopt a formal written audit committee charter meeting certain requirements, have an audit committee consisting of at least three members who are independent, and satisfy certain other criteria. Like a majority of Japanese companies, we do not have an audit committee—we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors

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
Under Nasdaq’s listing rules that are currently applicable to foreign private issuers, including us, all members of a company’s audit committee must be independent as defined under Nasdaq’s requirements, and the audit committee must have certain defined responsibilities with respect to the company’s independent auditors. However, we have availed ourselves of paragraph (c)(3) of Rule 10A-3 of the Exchange Act with respect to these requirements—paragraph (c)(3) provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

•	Compensation Committee. Nasdaq requires that independent directors determine (or recommend to the board of directors for determination) the compensation of an issuer’s chief executive officer and all of its other executive officers. In lieu of these requirements—and consistent with generally accepted corporate governance practice in Japan—the maximum amount of the compensation of our directors is approved by our shareholders, and our management determines the compensation of our chief executive officer and our other executive officers.

•	Nominating Committee. Nasdaq requires that director nominees be selected, or recommended for selection by the board of directors, either by a majority of an issuer’s independent directors, or by a nominating committee comprised solely of independent directors. In lieu of these requirements—and consistent with generally accepted corporate governance practice in Japan—our board of directors selects our director nominees to be recommended for election by our shareholders.
     We have also been granted the following exemptions by Nasdaq:

•	Distribution of annual reports to shareholders. We are exempt from Nasdaq’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with our Articles of Incorporation, we hold an annual meeting of shareholders in June of each year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•	Quorum. We are exempt from Nasdaq’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Company Law, however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders, except for (i) the election of directors and corporate auditors for which the quorum shall not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Company Law (the “special shareholders resolutions”), including an amendment to the Articles of Incorporation, a reduction of stated capital, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100%

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

•	Shareholder proxies. We are exempt from Nasdaq’s requirement that the Company solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. The Company Law requires the Company to send ballots to all shareholders with voting rights, together with the notice of shareholders’ meeting. Although the Company may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, the Company, in common with the majority of public companies in Japan, provides its shareholders with the opportunity to vote directly by ballot.

•	Review of related party transactions. We are exempt from Nasdaq’s requirement that the Company conduct an appropriate review of all related party transactions for potential conflict of interests and that all such transactions be approved by the Company’s audit committee or other independent body of the board of directors. The Company Law provides that approval of the board of directors is required for any transaction between the Company and any of its directors or any transaction between the Company and any third party where such transaction involves a conflict of interest situation between the Company and a director. No director can engage in any business which competes with the business of the Company unless he is permitted to do so by the board of directors. All related party transactions between the Company, its subsidiaries directors and major shareholders must be disclosed in the Company’s securities report filed annually with the Minister of Finance of Japan.

•	Shareholder approval. We are exempt from Nasdaq’s requirement that the Company seek shareholder approval in connection with the issuance of securities with stock subscription rights to our directors, officers or key employees.

SIGNATURES
     Wacoal Holdings hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

WACOAL HOLDINGS (Registrant)
By	/s/ Ikuo Otani
Ikuo Otani
General Manager, Corporate Planning

Date: August 9, 2007