Form 20-F
period 2008-03-31
WACOAL HOLDINGS CORP
filed 2008-07-24
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MARCH 31, 2008
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
143,378,085 shares
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
     The Company’s fiscal year end is March 31. In this annual report, “fiscal year 2008” refers to the Company’s fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.
CURRENCIES AND EXCHANGE RATES
     We publish our financial statements in Yen. In this annual report, references to “U.S. dollars” or “$” are to the currency of the United States and references to “Yen” or “¥” are to the currency of Japan.
     Solely for your convenience, certain Yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the Yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥107.68 to $1.00 on July 23, 2008.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     The following selected historical consolidated financial data of Wacoal Holdings have been derived from the audited Consolidated Financial Statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2008, 2007, 2006, 2005 and 2004. The selected consolidated income statement data for the fiscal years ended March 31, 2008, 2007 and 2006, and the selected consolidated balance sheet data as of March 31, 2008 and 2007, are derived from the audited Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this Form 20-F. The selected consolidated income statement data for the fiscal years ended March 31, 2005 and 2004, and selected consolidated balance sheet data as of March 31, 2006, 2005 and 2004, are derived from Wacoal Holdings’ audited Consolidated Financial Statements not included in this Form 20-F.

	Fiscal year ended/as of March 31,
	2008		2007	2006	2005	2004
	(Yen in millions and U.S. dollars in thousands, except per share amounts or unless otherwise indicated)

Income Statement Data
Net sales	¥165,761	$1,660,100	¥166,410	¥164,122	¥160,968	¥163,155
Operating income	13,540	135,604	12,896	1,333	11,766	3,016
Net income	4,966	49,735	9,029	2,821	6,790	2,902

Balance Sheet Data
Working capital[1]	¥62,835	$629,294	¥58,047	¥75,208	¥85,330	¥89,951
Total assets	241,619	2,419,820	250,266	242,296	226,196	224,803
Long-term debt (including capital leases)	81	811	111	32	99	122
Common stock	13,260	132,799	13,260	13,260	13,260	13,260
Shareholders’ equity	185,113	1,853,911	193,278	186,475	175,746	170,758

Per American Depositary Share Data
(One ADR represents 5 shares of common stock):
Net income	¥176	$1.76	¥316	¥98	¥236	¥99
Cash dividends declared:
Japanese Yen	¥125	—	¥110	¥100	¥100	¥75
U.S. dollars	—	$1.25	$0.94	$0.85	$0.93	$0.72

Other Data
Weighted average number of shares of common stock outstanding (thousands)
	141,304	141,304	142,910	143,934	143,956	146,227

1.	Working capital equals total current assets less total current liabilities.

     We publish our financial statements in Yen. The following table sets forth information regarding the noon buying rates for Yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Yen per $1.00 during the periods shown. The noon buying rate was ¥107.68 to $1.00 on July 23, 2008.

	Year ended March 31,
Yen exchange rates per U.S. dollar[1]	2008	2007	2006	2005	2004

Period end[2]	¥99.85	¥117.56	¥117.48	¥107.22	¥104.18
Average rate during period[3]	113.61	116.55	113.67	107.28	112.75
Highest rate during period	124.09	121.81	120.93	114.30	120.55
Lowest rate during period	96.88	110.07	104.41	102.26	104.18

Yen exchange rates	Highest rate	Lowest rate
per U.S. dollar	during period	during period
January 2008	¥109.70	¥105.42
February 2008	108.15	104.19
March 2008	103.99	96.88
April 2008	104.56	100.87
May 2008	105.52	103.01
June 2008	108.29	104.41

1.	All figures have been derived from figures released through the web site of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.
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

Weakness in the Japanese market would hurt our performance
     During fiscal year 2008, the Japanese market accounted for approximately 84% of our sales, and we expect that our sales in Japan will account for approximately an equivalent proportion of our sales in fiscal year 2009. As a result, any weakness in the Japanese market or decrease in consumer spending in Japan would have an adverse impact on our net sales and profitability.
Continued difficulties faced or changes in business policies made by department stores, general merchandise stores and other general retailers in Japan would hurt our business
     In fiscal year 2008, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan. We are attempting to increase our sales made through our own specialty retail store network, our catalog business and our Internet operations. However, we expect that the majority of our total sales will continue to be made through department stores, general merchandise stores and other general retailers in Japan for the foreseeable future.
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
     Weakness in the department store, general merchandise and specialty retail sector would make it difficult to increase sales to our customers in these sectors, and the failure of one or more of our important general retail customers could materially harm our business. This would mean an immediate loss of sales to such failed retailer and the potential inability to collect some or all of our outstanding accounts receivable from it. Likewise, increased consolidation of Japanese department stores and general merchandise stores in preparation for a shrinking market due to the future anticipated decrease in the population of Japan may allow our customers to increase their bargaining power in negotiating pricing and other terms of trade, which could have a material impact on our profitability. Any change in business policy by Japan’s leading retailers would have an adverse impact on our performance, such as net sales or return on sales.
     As a result of any of the above factors or otherwise, any change in the business environment surrounding department stores, general merchandise stores or other general retailers in Japan would have a material impact on our business, profitability and financial condition.
Our sales may decline if we are unable to effectively anticipate and respond to consumer tastes and preferences and deliver high-quality products
     Our success depends in part on our ability to effectively anticipate and respond to changing consumer tastes, preferences and demands, and to translate market trends into products that consumers want to buy at prices that will allow us to be profitable. Customer tastes and fashion trends change rapidly and are difficult to predict. If we are unable to successfully anticipate or respond to changing styles or trends, or if we lose the support of our customers, we would be unable to achieve our sales targets and our financial results would suffer as a result.

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
The apparel market is highly competitive, and our share of sales or profitability may decline if we are unable to maintain our competitiveness
     The sale of intimate and other apparel is highly competitive, and we must compete for sales with a wide range of other apparel companies. In addition to competition from wholesalers and direct retailers in the mid- to high-end undergarment market in Japan, we must also compete against door-to-door sales, catalog and Internet sales, and new entrants to the intimate apparel market, including mass-market and specialty apparel companies, such as Fast Retailing Co., Ltd., as well as outerwear fashion manufacturers.
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
     Additionally, we continue to be challenged by the emergence of new and competitive retail concepts in the Japanese intimate apparel industry, which target customers through catalog marketing, e-commerce and other means. Increased competition could result in price reductions, increased marketing expenditures and loss of sales volume and market share, all of which could have a material adverse effect on our sales, financial condition and operating results.
Our specialty retail store network expansion may not lead to improved sales and profits
     As of March 31, 2008 we had a total of 95 specialty retail stores, including 10 factory outlet stores. Through our specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products.
     In particular, we believe our ability to increase sales to younger women is key to our ability to increase our sales in the future. We entered into a strategic tie-up with Peach John Co., Ltd. (“Peach John”) in June 2006 by acquiring a 49% interest, and we acquired the remaining 51% interest in January 2008 in an effort to strengthen our specialty retail store marketing efforts aimed at younger women.

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
     We opened our first specialty retail store in 2001. However, rapid changes in the retail market in Japan in recent years, such as declines in the number and sales of department stores, new controls on mass-merchandising stores, increases in sales at direct sales outlets and on the Internet, and declines in the prices of innerwear and the number of innerwear items sold per person, make it difficult for us to evaluate the performance of our specialty retail stores to date and to estimate whether we will achieve success in the future. Further investment is necessary in order to expand our specialty retail store business, including costs for the development of new stores and the closure of underperforming stores, and improvement costs for the specialty retail store brand. Although we are working to recover our investment through increased earnings in our specialty retail stores, if new shops fail to secure the expected sales levels, if expenses such as shop rent or personnel costs increase due to changes in the market environment, or if the specialty retail store brand fails to be popular with customers, it is possible that we may not be able to make sufficient gains to recover the investment.
We may experience difficulties in successfully increasing our catalog and Internet sales
     We believe that our catalog and Internet sales will be increasingly important in achieving sales growth, and we are seeking to strengthen our capabilities in these channels. However, we face challenges in our catalog and Internet sales strategies. Our sales through these channels currently represent a small share of our overall sales. We face intense competition in our catalog and Internet business, and many of our competitors have more experience and have devoted more resources to these channels than we have. Additionally, our profit margins on catalog and Internet sales are typically lower than our margins on products sold through our core general retailer channel, and thus even higher sales volume through the catalog and Internet channels may not adequately replace sales through our core channels. Although our acquisition of Peach John—which has a large share of catalog sales to young people in Japan—will contribute to our efforts in this area, we believe that we need to make further system investments in order to expand our catalog and Internet sales for our group as a whole. However, we may not be successful in increasing our catalog and Internet sales sufficiently to compensate for continued flat or declining sales through our core general retailer channel, which could have a material adverse effect on our financial condition and operating results and may lead to impairment charges against goodwill and intangible assets recorded in connection with our acquisition of Peach John.

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
Improvement in our profitability will largely depend on our ability to reduce costs
     Reducing our cost of conducting business is a key element of our strategy to improve our profitability and business performance. In recent years we have taken certain steps intended to reduce our costs. For example, in order to improve the efficiency of our product distribution system, we reduced the number of our distribution centers from 18 in 1998 to 5 as of March 31, 2008. We are also taking steps to reduce our labor costs in Japan, such as closing production facilities, implementing an early retirement program and undertaking a reform of our pension plan. In addition, we are seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries, reorganizing production functions and taking other steps to reduce manufacturing costs.
     However, with the possibility of an increase in product material prices or costs being incurred in response to changes in the business environment, we may not be successful in materially reducing our costs, and any cost reductions that we achieve may not be large enough to compensate for difficulties that we may face in increasing our sales. A failure to reduce our costs would have a material adverse effect on our profitability and results of operations.

It may be difficult for us to attract and retain highly qualified personnel
     The growth of our business depends significantly on our ability to attract, train and retain qualified personnel in areas such as product planning, manufacturing technology and sales and marketing. The competition for qualified personnel in Japan is intensifying due to factors such as a gradual reduction of the working population due to demographic trends in Japan and the increased demand for labor. Our ability to attract qualified personnel depends in large part on our ability to establish and maintain a positive image in the labor market. We may not be successful in attracting and retaining qualified personnel, which may have a material adverse effect on our financial condition and results of operations.
Our business may be adversely affected by seasonality
     Our business performance and results are affected by seasonality. Because consumer demand for innerwear and other apparel is easily influenced by the weather, large temperature fluctuations and other adverse weather conditions can have a large impact on sales of our seasonal campaign items and other seasonal products. Because we produce and acquire merchandise in advance of peak selling periods, seasonal fluctuations also affect our inventory levels. We cannot predict future weather patterns or judge the effect that weather patterns may have on our sales and profitability.
We may face increasing risks relating to conducting business internationally
     In fiscal year 2008, approximately 84% of our sales were made in Japan. However, we have gradually increased both the amount of goods we produce and the amount of raw materials we procure in lower-cost countries, such as China—a trend we expect to continue. In addition, we are making efforts to expand our product sales in overseas markets, including the U.S., Europe and China. These initiatives and trends may increasingly subject us to various risks relating to the conduct of our business abroad, including:
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
We may not be successful with acquisitions and other strategic transactions with third parties
     As part of our CAP 21 strategic plan, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. For example, in June 2006 we entered into a business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company owned store sales, by acquiring a 49% interest. In January 2008, we acquired the remaining 51% interest and made Peach John a wholly owned subsidiary. However, Peach John operated below the initial plan following the initial capital alliance, and we recorded approximately ¥4,694 million yen in investment losses in equity in net loss of affiliated companies for fiscal year 2008.

     Any acquisitions or other strategic transactions that we have pursued or may pursue in the future may involve significant risks to our company and the value of your shares. For example, your equity in us may be significantly diluted if we issue shares as consideration in any significant strategic transaction. Also, our balance of available cash will be reduced to the extent that we pay cash as consideration in one or more strategic transactions.
     Other potential risks that may arise from our strategic transactions include the following:
•	difficulty and expense of assimilating the operations, technology and personnel of an acquired business;

•	our inability to retain the management, key personnel and other employees of an acquired business;

•	our inability to maintain an acquired company’s relationships with customers, suppliers and other key third parties;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	the diversion of our management’s attention from our core business;

•	impairment charges we would have to take if we were to conclude that there had been an other-than-temporary decline in the fair value of our investment in an investee company, below its carrying value if, for example, the investee business were not generating increasing cash flows as quickly as we had expected at the time of our initial investment; and

•	possible impairment charges to goodwill or intangible assets.
     If any of these or any other material risks occur, it could have an adverse effect on a business we acquire, as well as the operations, financial condition and cash flow of our existing operations.
We may face infringement of our intellectual property rights or claims that we infringe the intellectual property rights of others
     We are subject to certain risks in our business relating to intellectual property rights. In particular, we believe that our brands and related trademarks are important to our ability to create and sustain demand for our products, and to the value of our business. We may encounter trademark and related disputes in the future, and our actions to establish and protect our trademarks and other proprietary rights may not be adequate to prevent imitation of our products or the infringement of our trademarks and proprietary rights by others, which could materially harm our operations and financial condition. Additionally, other parties have asserted, and may assert in the future, that we have infringed their intellectual property rights. We cannot predict whether any such assertions or related claims will substantially harm our financial condition or results of operations.

If we fail to protect our customers’ privacy and data and maintain the confidentiality of our trade secrets we may face proceedings against us and lose customer confidence
     We must comply with laws and regulations regarding privacy and the protection of customer information in the jurisdictions where we conduct our business and operations. These laws and regulations change from time to time, and are not consistent across jurisdictions. Violations of these requirements could arise in a number of ways, including problems with our information systems and inadvertent or intentional disclosures of information by our employees. Any failure by us to comply with these laws and regulations could result in proceedings against us by governmental entities or others, which could potentially have an adverse effect on sales and profitability. Complying with varying privacy requirements could cause us to incur substantial costs and force us to change our business practices. Any failure by us or third parties to whom we entrust any of our operations to properly protect our customers’ privacy and data could cause customers to lose confidence in our business and products, which could result in a material adverse effect on our sales and profitability.
     In order for us to maintain and secure an advantageous position in the market competition, we need to protect our trade secrets, such as manufacturing technology and product information. If these trade secrets are divulged by any party related to us or infringed by another company, our business or financial condition could be materially affected.
If we fail to maintain adequate internal controls over financial reporting we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud
     Beginning with the last annual report on Form 20-F for our fiscal year ending March 31, 2007, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.
     As a result of evaluations conducted by management and independent external auditors for fiscal years 2007 and 2008, we did not discover any material deficiencies. However, we recognize that there are certain improvements that we should make with particular aspects of our internal controls.
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
Our holdings of equity securities expose us to market risks
     We hold equity and other securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities, or in the Japanese equity markets in general, could have an adverse impact on our financial results in the relevant reporting period. For example, although our balance sheet as of the end of fiscal year 2008 shows an unrealized gain on securities of ¥5,295 million, we were required to recognize a valuation loss on our equity securities holdings of ¥923 million, which was primarily the result of a determination that a decrease in the fair market value of certain equity securities was other-than-temporary.
     In addition, if there is a decrease in our pension assets due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our performance and financial condition.
Natural disasters and epidemics could affect our manufacturing abilities or sales results
     In the event of a large earthquake or other natural disaster, or the outbreak of an epidemic, that impacts our employees or our ability to continue using any of our sales or manufacturing facilities, our sales and marketing efforts would be adversely impacted and we would face the possibility of work delays or stoppages, any of which could have a negative affect on our business. In addition, any such natural disaster or epidemic would also have a large impact on consumer activity, which would have a significant impact on the sales of our products.
We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs
     It is possible that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the fiscal year ended March 31, 2008, or for the current or any future fiscal year. Such characterization could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs. For example, if we are a PFIC, U.S. holders of our stock or ADSs would be subject to increased tax liabilities under U.S. federal income tax laws and regulations and burdensome reporting requirements.
     The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill. Specifically, we will be classified as a PFIC for U.S. tax purposes if, after applying certain look-through rules, either 50 percent or more of the gross value of our assets, based on annual quarterly averages, are passive assets, or 75 percent or more of our annual gross income is passive income. The composition of our assets will be affected by the extent to which we increase or reduce our active business assets and/or our cash, investment securities, and other passive assets, as well as any change in the valuation of our goodwill. In addition, if our acquisitions of active business assets, capital expenditures and certain other uses of cash do not match our projections, the likelihood that we are or will be classified as a PFIC may also increase. We cannot assure you that we will not be classified as a PFIC for the fiscal year ended March 31, 2008, or for the current or any future fiscal year. See “Item 10.E. Taxation—U.S. Federal Income Taxation—U.S. Holders—Passive Foreign Investment Companies”.

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
     In October 2005, we transitioned to a holding company structure by spinning off all of our operations into a new wholly owned subsidiary. In connection with this, we changed our name to Wacoal Holdings Corp. and named our new subsidiary Wacoal Corp.
     Our corporate headquarters are located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan, and our telephone number at that location is +81-75-682-5111. Our agent in the United States is Wacoal America, Inc., located at 136 Madison Avenue New York, N.Y. 10016 U.S.A, and our telephone number at that location is +1-212-532-6100.
     We conduct our business and operations principally in Japan. In addition, since our incorporation, we have established a number of overseas subsidiaries and joint venture companies, including in the U.S., China, France, the U.K., and several countries in Southeast Asia. These subsidiaries and joint venture companies are described in “Item 4.B. Business Overview”, and elsewhere in this annual report.
     For a discussion of recent and current capital expenditures, please see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.
     We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.
B. Business Overview.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 74.4% of our consolidated net sales for fiscal year 2008. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.
     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal year 2008, a substantial majority of our total sales were made to department stores, general merchandise stores and other general retailers in Japan.

     In the U.S. market, our subsidiary Wacoal America, Inc. is engaged in sales of foundation garments and lingerie using the Wacoal brand and until December 31, 2008, the Donna Karan Intimates (DKI) brand and the DKNY brand. Wacoal America, Inc. operates from one facility in New Jersey and one facility in New York. One of our subsidiaries, Wacoal Dominicana Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products, mostly to retailers in the U.S.
     In France, our subsidiary Wacoal France S.A. designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in China.
     In January 2002 we established Wacoal (UK) Limited in the U.K, which markets Wacoal products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We also hold a minority ownership interest in a joint venture company, Shanghai Yadie Fashion Co., Ltd., which serves as a production base for our foundation garments, all of which are shipped to Wacoal in Japan. In November 2002, we established Wacoal (Shanghai) Human Science R&D Co., Ltd. in China as a wholly owned subsidiary. We are using this subsidiary to help expand our sales in China, including by developing intimate apparel and other products designed for the Chinese market. We have also expanded our operations in China through our Dalian production facility, which we opened in August 2003.
     Vietnam Wacoal Corp., which we established in Vietnam as a part of the expansion of our overseas manufacturing bases, commenced operations in April 1998. We also market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.
     In June 2006, we purchased 49% of the shares of Peach John Co., Ltd. (“Peach John”) for approximately ¥15,327 million ($153 million). In January 2008, we acquired the remaining 51% of Peach John for ¥9,266 million ($93 million), making it a wholly owned subsidiary of Wacoal. Peach John is engaged in mail-order sales of women’s apparel and various other apparel products.
     The following table sets forth information with respect to our total sales by category of products during the fiscal years ended March 31, 2008, 2007 and 2006:
Total Sales (and Percentage) by Product Category

	Year ended March 31,
	2008		2007		2006
	(Yen in millions)
Innerwear
Foundation Garments and Lingerie	¥123,460	74.4%	¥123,295	74.1%	¥119,875	73.0%
Nightwear	10,611	6.4	10,081	6.0	10,440	6.4
Children’s Underwear	1,953	1.2	2,069	1.2	2,216	1.3

Total Innerwear	¥136,024	82.0%	¥135,445	81.3%	¥132,531	80.7%
Outerwear and Sportswear	8,920	5.4	8,751	5.3	9,128	5.6
Hosiery	1,803	1.1	2,102	1.3	2,462	1.5
Textile Products	3,963	2.4	4,051	2.4	4,598	2.8
Other	15,051	9.1	16,061	9.7	15,403	9.4

Total	¥165,761	100.0%	¥166,410	100.0%	¥164,122	100.0%

     The following table sets forth information with respect to our total sales by region during the fiscal years ended March 31, 2008, 2007 and 2006:
Total Sales (and Percentage) by Region

	Year ended March 31,
	2008		2007		2006
	(Yen in millions)
Japan	¥139,618	84.2%	¥141,676	85.2%	¥143,514	87.5%
United States and Europe	18,497	11.2	18,021	10.8	14,823	9.0
Asia (excluding Japan)	7,646	4.6	6,713	4.0	5,785	3.5

Total	¥165,761	100.0%	¥166,410	100.0%	¥164,122	100.0%
Key business strategies
     Our key business strategies include the following:
     Maintain leadership position in our core innerwear business
     We believe that our leadership position in the women’s innerwear market in Japan and broad consumer association of the Wacoal brand with high-quality innerwear products are key strategic assets for our company. We intend to maintain and build on our leadership position by continuing to bring to market high-quality innerwear products with innovative features that appeal to women in Japan. In addition, we have established the Wacoal brand as one with a reputation for high-quality products and high functionality in the U.S., European and ASEAN markets, and we are pursuing a policy of establishing the Wacoal Brand in China and Vietnam as well.
     Pursue growth opportunities
     We will seek to achieve profitable growth in our business by pursuing opportunities that we believe will allow us to leverage our market leadership and brand awareness in our core Japan market. Our efforts to achieve growth will include the following:
•	expanding our mid-priced innerwear offerings for young women, with an emphasis on more fashionable products;

•	strengthening channels other than our traditional general retail store channel, such as our specialty retail store network, internet and catalog sales and our Dublevé custom-made intimate apparel business;

•	expanding our overseas businesses, particularly in the United States and China, as well as in ASEAN countries where we introduced the ASEAN-wide sorci age product line, from March 2007; and

•	continuing to develop and expand our sportswear business, including our CW-X product line, our X-FIT product group and our other products which are aimed at the promotion of good health.

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
     Our continued Wacoal brand campaign over the 2007 spring, summer and fall seasons featured our LALAN Bra series. In the fall of 2007 we also began selling our Onaka Walker Light Type.
     We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include Arrange Bra and Sarahada Bra for spring and summer 2007, and Kyutto-Up Bra and Style Up Pants Onaka for fall/winter 2007/2008.
     We believe that sales to mature women will represent an increasingly important part of our business over time, as Japan’s population ages and mature women become a growing proportion of the apparel market. To address this opportunity, we have developed our La Vie Aisée and Gra-P product lines, and we intend to develop additional products in the future for this market segment.
In addition to our Wacoal and Wing brand products, our product line also includes our luxury products Tréfle, PARFAGE, Salute, L’ge and Lesiage. In February 2004, we launched a new luxury brand, WACOAL DIA and opened the brand’s first shop in the upscale Ginza shopping district in Tokyo. We are continuing to expand this new brand while limiting the number of stores and geographic areas in which it is available so as not to diminish its luxury image. Consistent with this policy, in addition to our direct sales outlet in the Ginza and Tokyo Midtown in Roppongi, one of Japan’s foremost shopping areas, we also began limited expansion into first class department stores.

     Specialty Retail Stores. As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores. We began developing our specialty retail stores in 2001, and we had 95 stores in our network in Japan as of March 31, 2008, including 10 factory outlet stores. In the near future we plan to pursue a policy of improving profitability of our existing stores, and prioritize the goal of making our direct sales outlets profitable at an early stage, rather than increasing the number of direct sales outlets.
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
     In addition to our four core retail store brands described above, we operate Dublevé stores, which specialize in custom-made intimate apparel, and CLAIRE stores, which carry Wacoal brand products. In addition, we have 10 factory outlet stores where we take older items that have not sold at our usual retail locations and sell them at discounted prices, and we have expanded into several domestic large-scale outlet shopping malls as well. We plan to add 4 more factory outlet stores by March 2009. We believe that our factory outlet stores will continue to provide us with a new sales channel for discounted merchandise and additional opportunities for direct consumer contact and brand promotion.
     Mail-order Catalog Business and Internet Sales. We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products.
     Although our catalog sales (including Internet sales) increased by only 3.9% to ¥5,176 million during fiscal year 2008, we experienced improved profitability as a result of our efforts at reducing intermediary costs and improving the makeup of our inventory.
     Our main catalog is LOVE BODY, which targets women 40 and over and focuses on outerwear as well as selected innerwear items.
     We are also seeking to expand our sales through the Internet as an alternate sales channel for selected products. Our Internet shopping site (http://store.wacoal.jp/) lists a number of over-the-counter innerwear products which are not included in our catalog sale items, and this approach expands the ways in which our customers can purchase Wacoal items.

     Nightwear
     We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women and our fashionable Grandér line targeted to mature women. Our nightwear products are primarily sold through department stores and chain stores.
     Children’s underwear
     Our children’s underwear products include undergarments for girls and teenage women, children’s sleepwear and other targeted garment offerings. Our children’s wear is also primarily sold through department stores, although there has been a shift of sales of children’s underwear in recent years away from general department stores and toward other stores that specialize in goods for children and infants.
     Outerwear and sportswear
     Our outerwear and sportswear product line consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and sportswear, featuring our CW-X product line. Our outerwear products are sold only through our catalog operations. Our CW-X product line, a high-function conditioning wear product that was developed from years of research and development, enjoys a high reputation amongst top athletes, including both Japanese and U.S. professional baseball players. We are continuing to expand this product line to develop new products that meet the needs of participants in various fields of sports. Further, we aim to keep prices low by limiting their functionality, and by doing so, we also aim to increase sales by achieving popularity among the general sporting public. As part of these efforts, we are expanding our sales in the United States, including major sports shops, through our subsidiary, Wacoal Sports Science Corp.
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
     Japan
     In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores and other general retailers and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal year 2008. No single Wacoal customer constitutes 10% or more of our total sales, although our general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 11.2% of our total sales in fiscal year 2008.
     We also market our products in Japan by catalog mail order, direct sales, through the Internet and through our specialty retail stores. Our catalog mail order business was profitable in fiscal year 2008. However, direct sales, Internet sales and specialty retail store sales are not yet profitable, and we are currently focusing all of our efforts on improving their business performance.
     United States
     In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. These products are sold under our own Wacoal brand and, until December 31, 2008, pursuant to licensing arrangements, under the Donna Karan Intimates (DKI) brand and the DKNY brand. We sell products in the U.S. market principally at high-end and other department stores. Wacoal America operates from one facility located in New Jersey and one facility located in New York. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships them to Wacoal America, which distributes them principally to retailers in the U.S.
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
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We have also expanded our operations in China through Dalian Wacoal Co. Ltd., our Dalian production facility, which we opened in August 2003.

     Beginning with Dalian, we have established sales offices in several major cities in China to strengthen our marketing efforts there. In order to underpin the new office’s product-planning functions, we also established Wacoal (Shanghai) Human Science R&D Co., Ltd., which is tasked with developing unique products for the Chinese market based on the principles of human science and ergonomics.
     Other Asia
     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia.
     In March 2007, we launched our innerwear brand sorci age in the ASEAN region (Malaysia, Indonesia, the Philippines and Singapore) with standardized design and price. Sorci age targets the 18 to 24 year old segment of the market, and we intend to develop this business with the aim of entering additional ASEAN markets over the next five years.
     Europe
     Our Wacoal France subsidiary designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in China.
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
Production and Sources of Supply
     Wacoal Corp. produces our apparel products through its subsidiaries in Japan, China, Vietnam and the Dominican Republic and through our joint venture companies in South Korea, Thailand, Taiwan and Indonesia. Our apparel products are also produced by third party subcontractors in Japan. All of these products are produced according to our specifications, using materials that we supply.
     We work with our joint venture companies and subcontractors to help them produce products that meet our specifications. For example, we supply them with cutting patterns and sewing machine attachments. We also provide certain of these entities with debt and equity financing for working capital and other purposes (including for the purchase of our sewing machines and other equipment), although such financing is not material to us.

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
C. Organizational Structure.
     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 2008:

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Corp.	Japan	100
Peach John Co., Ltd.	Japan	100
Studio Five Corp.	Japan	100
Wacoal Dublevé Corp.	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	90
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	57
Nanasai Co., Ltd.	Japan	77
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	The Philippines	67
D. Property, Plants and Equipment.
     The principal facilities that we currently use in our business are as follows:

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	424	Distribution
Kyoto South distribution center	Kyoto, Japan	284	Distribution
Tokyo distribution center	Tokyo, Japan	170	Distribution
Manufacturing plants:
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	40	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	42	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	32	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	284	Lingerie
Sales offices with warehouse facilities	Tokyo, Japan (3 offices)	160	Sales
	Sapporo, Japan	36	Sales
	Osaka, Japan	124	Sales
	Kyoto, Japan	144	Sales
	Fukuoka, Japan	54	Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
137 specialty retail stores and other select shops[2]	Tokyo, Osaka, Kanagawa and other locations in Japan	129	Retail sales
Peach John Co., Ltd.	Tokyo, Osaka and other locations in Japan	121	Sales
Nanasai Co., Ltd.	Kyoto, Japan	234	Mannequins, Sales Equipment
Wacoal America, Inc.	New Jersey and New York, U.S.	217	Management and Sales
Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	169	Foundation Garments
Wacoal China Co., Ltd.	Beijing, China	119	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	556	Foundation Garments

		Floor
		Space
		(1,000
		square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Wacoal Hong Kong Co., Ltd.	Hong Kong	47	Sales
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments
Philippine Wacoal	Manila, Philippines	13	Sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments

1.	Of the foregoing facilities, our total owned space is 3,220,594 square feet and our total leased space is 1,012,259 square feet.

2.	As of March 31, 2008.
     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices in Tokyo (19,702 square feet), (ii) our 137 specialty retail stores as of March 31, 2008 (total of 128, 907 square feet for all stores), (iii) our management and sales facilities for Peach John (121,472 square feet) (iv) our office and warehouse facility for Nanasai (75,881 square feet), (v) our management and sales facility for Wacoal America, Inc. (85,961 square feet), (vi) our office and warehouse facility in China (34, 832 square feet), (vii) our manufacturing facility in Dalian, China (486,260 square feet), our sales facility in Hong Kong (46,618 square feet), (viii) our sales facility in Manila, Philippines (12,626 square feet).
     We spent approximately ¥200 million during fiscal year 2008 for expansion of our specialty retail store network. For additional information on our capital expenditures during the fiscal years ended March 31, 2008, 2007 and 2006, see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”. We expect to spend approximately ¥300 million for further expansion of our specialty retail store network. We also expect to spend approximately ¥1,500 million on system-related investments, including investments aimed at integrating our Wacoal brand and Wing brand manufacturing operations. In addition, we expect to spend approximately ¥1,300 on the introduction of new business solutions at Peach John to revitalize sales, distribution and accounting systems. We also expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.
     We have no material tangible fixed assets other than those discussed above.
Item 4A. Unresolved Staff Comments
Not Applicable

Item 5. Operating and Financial Review and Prospects.
A. Operating Results
Overview
     We are the leading designer, manufacturer and marketer of women’s intimate apparel in Japan, with the largest share of the Japanese market for foundation garments and lingerie. We also sell our foundation garments and lingerie products in several overseas markets. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 74.4% of our consolidated net sales for fiscal year 2008. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.
     Revenues
     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear); outerwear and sportswear; hosiery, textile products; and other products.
     The following table sets forth information with respect to our total sales by category of products for the fiscal years ended March 31, 2008, 2007 and 2006:
Total Sales (and Percentage) by Product Category

	Year ended March 31,
	2008		2007		2006
	(in millions)
Innerwear
Foundation Garments and Lingerie	¥123,460	74.4%	¥123,295	74.1%	¥119,875	73.0%
Nightwear	10,611	6.4	10,081	6.0	10,440	6.4
Children’s Underwear	1,953	1.2	2,069	1.2	2,216	1.3

Total Innerwear	136,024	82.0	135,445	81.3	132,531	80.7
Outerwear and Sportswear	8,920	5.4	8,751	5.3	9,128	5.6
Hosiery	1,803	1.1	2,102	1.3	2,462	1.5
Textile Products	3,963	2.4	4,051	2.4	4,598	2.8
Other	15,051	9.1	16,061	9.7	15,403	9.4

Total	165,761	100.0%	166,410	100.0%	¥164,122	100.0%

     In fiscal year 2008, approximately 88% of the sales of Wacoal Corp. (the total sales of which account for approximately 71% of our consolidated sales) were apparel sales made on a wholesale basis to department stores, general merchandise stores and other general retailers, and approximately 10% were apparel sales made through our own specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include store and home design services, restaurant businesses, cultural products and other services) comprised the remaining 2% of Wacoal Corp.’s sales in fiscal year 2008.
     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period.

      Cost of Sales
     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products.
      Selling, General and Administrative Expenses
     Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs and expenses associated with remodeling our sales counters at department stores. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our specialty retail stores. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any gains or losses on the sale or disposal of property, plant and equipment. However, these expenses are included in operating costs and expenses and thus impact our operating income.
      Key Industry Trends
     We believe that the following have been key trends in our industry during the last three fiscal years:
•	Consumer spending in Japan had been gradually recovering in recent years, but growth appears to have stalled in the second half of fiscal year 2008 following soaring fuel prices and volatility in the stock and currency exchange markets due to the U.S. sub-prime mortgage crisis.

•	The number of and sales through department stores, one of our key distribution channels, are decreasing. Although sales at mass-merchandising stores remain constant, they are being forced to review their expansion strategies due to law reforms tightening controls on the development of large-scale stores in the suburbs. At the same time, sales at direct sales outlets and on the Internet are steadily rising.

•	Due to the above changes in the retail industry coupled with factors such as a decline in the female population, the market for women’s innerwear garments in Japan is shrinking, and the price of innerwear continues to decline in terms of both overall prices and average price per item. The numbers of innerwear items purchased and owned per person are also decreasing.

•	In addition, outerwear manufacturers and others continue to enter the market. These manufacturers offer their products by focusing on new elements, such as fashionability, lifestyle and price, rather than function and quality, and have come to be accepted by consumers.

•	These manufacturers and other competitors are strengthening their cost reduction by, for example, sourcing fabric and producing garments in China and other lower-cost countries. Sales in Japan of lower priced women’s innerwear garments manufactured in these counties has increased, leading to an intensification of price competition in our industry.

•	Alternative marketing concepts for women’s innerwear garments, such as catalog marketing, direct marketing and e-commerce, are becoming more prevalent as apparel companies seek to diversify their sales channels and reach new customer groups.
     We have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We believe that our strategic emphasis on higher-end products has helped us to reach consumers seeking high quality innerwear garments and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the U.S. and Europe, as well as in the ASEAN region, where we launched our Sorci age brand —and increase sales through our own specialty retail stores, our catalog operations and the Internet. Pursuant to our CAP 21 strategic plan, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our products mix to help us reach a broader customer base. We believe that our acquisition of Peach John will help us to advance these goals. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.
Results of Operations
     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:

	Year ended/as of March 31,
	2008	2007	2006
	(Yen in millions)
Net sales	¥165,761	¥166,410	¥164,122
Cost of sales	83,127	84,658	84,322
Selling, general and administrative expenses	69,245	68,831	69,720
Other income (expenses), net	813	1,024	2,133
Net income	4,966	9,029	2,821
Fiscal Year 2008 Compared to Fiscal Year 2007
     Sales
     Consolidated net sales decreased approximately 0.4% in fiscal year 2008, from ¥166,410 million in fiscal year 2007 to ¥165,761 million as an aggregate ¥1,397 million decline in sales of hosiery, textiles and from our other businesses were only partially offset by an aggregate ¥748 million increase in sales of innerwear, outerwear and sportswear. Similarly, a ¥2,058 million decline in sales in Japan was only partially offset by an aggregate ¥1,409 million increase in sales in Asia, Europe and the U.S.

      Innerwear
     Sales of our mainstay innerwear products (consisting of foundation wear, nightwear and children’s underwear), which comprised 82.0% of total consolidated sales, increased 0.4% in fiscal year 2008, to ¥136,024 million.
     Wacoal Brand. In the spring, the Wacoal brand business department of Wacoal Corporation, which is our core operating company, launched LALAN, our new campaign brassiere, which showed favorable sales performance. LALAN meets the needs of women of all bust sizes due to a unique design that is individually tailored to each size, and we believe that the new-style advertising campaign, which differs from traditional promotions that focus primarily on functionality, has reached new consumers beyond our existing customer base. Additionally, our switch in strategy from seasonal campaigns that promote new products to increasing the number and variety of LALAN series products each season has extended the sales period for our campaign products and resulted in an improvement in sales and stock clearance rates. Fall/winter season sales of Sugoi, our newly developed line of lingerie that utilizes new materials, largely exceeded our expectations. This was due to wide acceptance of the product’s characteristics of being thinner, lighter and warmer than past products, as well as extensive media coverage of the product name, which gives the impression of a product that exceeds existing products in terms of image and functionality. On the other hand, sales of products from our Style Science brand category, which was introduced two years ago with new features for the lower body, was well below the sales levels of previous years. Our research shows that this was due to the fact that two years have passed since the release of the original Hip Walker, and in-store promotions have decreased. In addition, there has been a failure to capture new customers, and our attempts to encourage existing customers to buy replacement products have been ineffective. Due to poor sales performance of our Style Science series products, overall sales of our Wacoal brand business department were below the results of the previous fiscal year.
     Sales of the Gra-P brand, targeted at middle-age to senior consumers, grew 2.7% to ¥2,592 million compared to fiscal year 2007 thanks to market expansion and the development of new products. However, sales of our high value-added brand La Vie Aisée, which is also targeted at middle-age to senior consumers, were ¥4,494 million, a decrease of 11.2% compared to fiscal year 2007 due to decreased sales of innerwear for the lower half of the body, centered on Style Science series products. Our luxury brand Tréfle, which is primarily sold in department stores, suffered from tough competition, and sales decreased by 9.4% to ¥1,858 million compared to fiscal year 2007.
     Wing Brand. In our Wing brand business department, as with our Wacoal brand, our core brassieres, particularly our standard products, performed well, as have girdles, body-suits and lingerie. On the other hand, sales of our Style Up Pants from our Style Science series have declined. Nevertheless, a Style Science product for men, the Cross-Walker, was developed and officially went on sale in department stores under the DAMS brand in February 2008 and in chain stores under the BROS brand name in April 2008. There has been a very favorable consumer response to both products, and we expect this line to expand in the future. As a result, the overall business results in our Wing brand business department achieved a sales level in line with that of the previous fiscal year. With the scheduled introduction of special health checks and guidance aimed at preventing metabolic syndrome in April 2008 as a backdrop, we began selling Exwalker Style Science products at various locations, including gyms and corporate health insurance associations in January of this year. Although sales of our core lines of the Style Science series products aimed at women in fiscal year 2008 were disappointing, we believe that there are still good opportunities to capture new customers and encourage existing customers to continue purchasing these products by expanding our marketing channels and range of target customers and renewing our promotional strategies.

     Specialty Retail Business. Our specialty retail store business consists of Une Nana Cool, an independently operated subsidiary, our Wacoal Corporation direct retail store business for our Amphi, SUBITO and Sur La Plage brands, and our Wacoal Factory Stores chain of factory outlet stores. Une Nana Cool’s new and existing stores, as well as LuncH, a new type of store concentrating on lingerie, are all performing well and have shown fiscal year profits for the first time. In addition, efforts to limit the opening of new stores and focus on increasing and improving the earnings of existing stores have led to improved results for our direct retail store business as well.
     Outerwear and Sportswear
     In our outerwear and sportswear business, sales for fiscal year 2008 increased 1.9% to ¥8,920 million as compared to fiscal year 2007. Sales of our main sports conditioning wear product CW-X were lower than in fiscal year 2007 as a result of delivery adjustments for inventory maintenance purposes and product returns from stores.
      Hosiery Sales
     Hosiery sales decreased 14.2% to ¥1,803 million compared to fiscal year 2007. Although our entry into new businesses contributed positively to hosiery sales, our overall hosiery sales were lower than fiscal year 2007 because of the negative effects of weather on the performance of wet weather footwear and a reduction in department store sales of leggings.
      Textile Products
     Although sales of shoes and general merchandise were relatively favorable, a ¥167 million year-on-year decrease in the sales of materials to our overseas affiliates, which was due to an increase in materials sought overseas by our affiliates, resulted in an overall decrease in sales of textile products to ¥3,963 million, a decline of ¥88 million, or 2.2%, compared to fiscal year 2007.
      Other
     Sales from our other businesses (mannequins and fixtures rental, store design and construction, residential interiors, restaurants, culture, services) decreased 6.3% to ¥15,051 million. The mannequin and fixtures rental businesses exceeded sales of the previous year due to an increase in orders. However, sales in our shop and store construction business fell below sales of the previous year because it focused on making profits amid increasingly stiff competition from competitors, including competitive bidding. Our residential design business, which was transferred from Wacoal Corp. to Nanasai Co., Ltd., in fiscal year 2007, was significantly affected by a decrease in the number of new housing starts as a result of revisions to Japan’s building standards law, and this resulted in decreased revenues.

      Overseas Sales
     In Asia, Wacoal’s business in China continues to grow. In addition to the expansion of Wacoal brand products, we have begun to expand our youth orientated brand, Amphi, and in the fiscal year ending March 2009, we plan to increase sales through a three-brand structure, including the high value-added brand Salute. Our sales in Asia outside of Japan (including China, Hong Kong and Singapore) grew 13.9% to ¥7,646 million from ¥6,713 million and represented 4.6% of total consolidated sales in fiscal year 2008 versus 4.0% of total consolidated sales in fiscal year 2007. Sales in China grew 42.3% over the previous year, which contributed to our overall strong performance in Asia.
     Sales in the U.S. represented 10.5% of our total consolidated sales in fiscal year 2008, compared to 10.2% in 2007. Sales have been increasing in the U.S. over the last few years due to an increasing demand for luxury items and an increase in transactions with mid-level department stores that have not historically sold Wacoal products but that are repositioning themselves as up-scale department stores. However, decreased consumer confidence caused by the U.S. economic slowdown has led to sluggish store sales, and other factors, such as inventory adjustments, have also had an adverse effect, leading to sales levels that were up only slightly in fiscal year 2008 over the previous fiscal year. Earnings were down significantly due to a decrease in profitability, caused primarily by in-store price reductions and increased material shipment costs, and an increase in personnel costs brought on by an increase in the number of sales staff in connection with new store openings.
     Our subsidiary Wacoal America, Inc. is currently engaged in sales of foundation garments and lingerie using the Wacoal brand and also the Donna Karan Intimates (DKI) brand and the DKNY brand. However, the licensing agreement for the Donna Karan Intimates (DKI) brand and the DKNY brand is set to expire on December 31, 2008 and will not be renewed. We are planning the launch of a new brand in the U.S. after the expiration of this licensing agreement, however we anticipate that sales in the U.S. will decline in the fiscal year ending March 31, 2009 as a result. We expect that income will also be affected by the decline in sales, however we expect the impact on income to be moderate since the operating margin for our licensing business is lower than our Wacoal Brand business. In addition, we anticipate an overall improvement in profitability in the U.S. in the fiscal year ending March 31, 2010, due to our plans to revive sales with the expansion of the new brand, in combination with decreased costs.
      Cost of Sales
     Our cost of sales decreased approximately 1.8% from ¥84,658 million in fiscal year 2007 to ¥83,127 million in fiscal year 2008. Cost of sales as a percentage of net sales decreased by 0.8%, from 50.9% in fiscal year 2007 to 50.1% in fiscal year 2008. This was primarily due to product consolidation and a decrease of forward inventory by our subsidiary Wacoal Corp., which resulted in fewer returned goods and fewer losses due to inventory write-downs. Wacoal Corp. also increased overseas production and raw material procurement, resulting in a 1% decrease in the cost ratio of Wacoal Corp.

      Selling, general and administrative expenses
     Selling, general and administrative expenses were ¥69,245 million in fiscal year 2008, an increase of 0.6% from ¥68,831 million in fiscal year 2007. The selling, general and administrative expenses ratio increased by 0.4% to 41.8% in fiscal year 2008 compared to 41.4% in fiscal year 2007. This increase was primarily due to an increase in personnel expenses resulting from an increase in the number of non-manufacturing employees in Wacoal Corp., Wacoal America, Inc., and Wacoal China Co., Ltd.
     At the operating profit level, although selling, general and administrative expenses increased slightly, the cost reductions were successful and we were able to increase our profits.
      Total Other Income, Net
     We had a net ¥813 million of other income in fiscal year 2008, as compared to a net ¥1,024 million of other income in fiscal year 2007. This decrease was primarily due to a ¥558 million increase in losses from impairment charges on investments, while profit on the sale or exchange of investment securities increased by ¥309 million compared to fiscal year 2007.
      Net Income
     Net income was ¥4,966 million in fiscal year 2008, a decrease of ¥4,063 million compared to fiscal year 2007. This decrease was primarily due to a ¥4,694 million yen write-down of our 49% interest in Peach John Co., Ltd., which we acquired in fiscal year 2007 as part of a capital alliance with Peach John. We acquired the remaining 51% equity interest in Peach John in January 2008 through a share exchange and prepared a new five-year business plan for the business. In connection with preparing the new five-year business plan, we reevaluated the fair value of our initial equity interest in Peach John, and we recognized an impairment because we concluded that there was an other-than-temporary decline in the value of our initial equity interest since a discounted cash flows analysis based on the new five-year business plan did not support the carrying value of the initial interest in Peach John on our balance sheet. The write-down was accounted for as an investment loss under equity in net (loss) income of affiliated companies.
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
     Wing Brand. Although the sales of our core brassiere products in our Wing brand business department were also generally weak, they showed some signs of recovery, including our summer campaign product, the Sarahada Bra, which achieved sales beyond our initial plan, and our fall campaign product, Kyutto-Up Bra, as well as this year’s sales of our Kikonashi-Up Bra, both of which exceeded sales in the prior fiscal year. The Style Up Pants Onaka, having functionality similar to the Onaka Walker, were also added to the Style Up Pants product line, and sales of this product line, as well as undergarment products overall, significantly exceeded sales from the prior fiscal year. Our Wing brand business department is working aggressively to sell men’s innerwear and achieved favorable sales, with an expansion in the number of shops where they are sold and success in acquiring new customers through advertising and promotional activities. As a result, we achieved the initial overall sales plan of our Wing brand business department.
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
      Overseas Sales
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
      Allowance for Doubtful Receivables and Returns
     We are required to assess the collectibility of notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these notes and receivables, including the current creditworthiness of each applicable customer, taking into account business conditions, turnover of receivables and financial positions for significant customers. We believe that our allowance for doubtful receivables is adequate, however in the event that a customer’s financial condition worsens, the allowance for doubtful receivables may increase and may adversely affect our financial condition and performance.
     We allow our customers to return their unsold products when the customers meet certain criteria established by us, as outlined in our applicable trade terms. We establish the allowance for estimated returns for each operating department based on historical experience and sales movements on the retail level and on the situation of the retail industry overall. We review and revise the allowance every quarter, in consideration of actual returns, planned product discontinuances and promotional sales. We record the allowance for estimated returns as a reduction to sales. We believe that our allowance for returns is sufficient, however a weakening of store sales, or a higher rate of returns than our initial estimates, may have a negative impact on our financial condition or operating results.

      Deferred Tax Assets
     We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the realization of projected future taxable income. Our estimated taxable income is also in consideration of future reversals of existing taxable temporary differences. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income. We believe our deferred tax assets after adjustments for valuation allowance are recoverable, however if we record lower than expected earnings and our deferred tax assets become unrecoverable, a valuation allowance must be recorded against the amount that is not likely to be recovered, and this may have a negative impact on our profit and loss.
     Impairment Charges on Investments
     Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We make a determination each quarter, and we principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value.
     We believe that the criteria for evaluating impairment are reasonable. However, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.
      Valuation of Intangible Assets and Goodwill
     Under SFAS No. 142, “Goodwill and Other Intangible Assets”, we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important which could trigger an impairment review include the following:
•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.
     When we determine that the carrying amount of intangible assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we record an impairment loss based on the difference between the carrying amount and the fair value of the assets.

     When carrying out such evaluation, we engage an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other relevant valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis include: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on our expectation of future results. In evaluating the recoverability of other intangible assets which are allocated to the reporting units, we primarily utilize a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.
     On March 31, 2008, we evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of our reporting units.
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
      Employee Retirement Benefits
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
     Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. At March 31, 2008, the discount rate used for the contributory retirement plan was 2.5%. For other plans, similar indices and methods are used.

     Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5%, 2.5% and 2.5% for the years ended March 31, 2008, 2007 and 2006, respectively. The estimated long-term rate of return is based on an asset allocation of equity securities of 36.0%, debt securities of 52.0% and other investments of 12.0%.
     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A change of 0.5% in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of Yen		U.S. Dollars
	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase
Discount rate:
Effect on periodic benefit costs	(66)	75	(661)	751
Effect on benefit obligation	(2,444)	2,243	(24,477)	22,464
Expected long-term rate of return on plan assets:
Effect on periodic benefit costs	139	(138)	1,392	(1,382)
Effect on benefit obligation	0	0	0	0
     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.
New Accounting Pronouncements.
     Accounting for Uncertainty in Income Taxes. In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. See Note 14 for further discussion of the effect of adopting FIN 48 on the consolidated financial statements of the Companies.
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
     The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115. In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides entities the option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Companies are currently in the process of assessing the impact the adoption of SFAS No. 159 will have on their financial position, cash flows or results of operations.

     Business Combinations. In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations”, which replaces SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Companies will apply SFAS No. 141(R) prospectively to all business combinations subsequent to April 1, 2009.
     Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51. In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51”. This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Companies are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its financial position, results of operations or cash flows.
     Disclosures about Derivative Instruments and Hedging Activities. In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Companies are currently evaluating the potential impact, if any, of the adoption of SFAS 161 on our financial statements.
B. Liquidity and Capital Resources.
     Our main source of liquidity is cash from operations, which allows us to secure working capital, make capital investments and pay dividends without relying on substantial borrowings or other financing from outside of the group. Some of our overseas subsidiaries, however, have credit facilities at financial institutions to secure working capital. The aggregate amount of these credit facilities is ¥16,143, and the outstanding balance drawn from these facilities was ¥5,572 million as of March 31, 2008, including borrowings by Wacoal Service of ¥3,800 million and borrowings by Nanasai of ¥1,600 million.
     We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend. We believe that our working capital is adequate for our present requirements and for our business operations both in the long- and short-term.

Cash Flows
     Our consolidated cash flows for fiscal years 2008, 2007 and 2006 were as follows:

	Fiscal Year Ending March 31,
	2008	2007	2006
	(in millions of yen)
Net cash provided by operating activities	¥14,225	¥9,339	¥719
Net cash provided by (used in) investing activities	3,590	(1,185)	(2,069)
Net cash used in financing activities	(9,400)	(8,404)	(3,428)
Cash provided by operating activities.
     Cash Flows
     Cash Provided by Operating Activities. Net cash from operating activities was ¥14,225 million in fiscal year 2008, an increase of ¥4,886 million compared to fiscal year 2007, primarily due to an adjustment to cash flow for equity in net loss of affiliated companies due to a valuation loss of shares of Peach John of ¥4,694 million, and a decrease in inventory assets as part of an effort to aggregate our inventory and to control forward inventory.
     Net Cash Provided by Investing Activities. Net cash provided by investing activities was ¥3,590 million in fiscal year 2008 versus net cash used in investing activities of ¥1,185 in fiscal year 2007. This was primarily due to an increase in cash and cash equivalents of Peach John Co., Ltd., which became a wholly owned subsidiary through a share exchange in fiscal year 2008.
     Net Cash Used in Financing Activities. Net cash used in financing activities was ¥9,400 million, primarily due to a repurchase of approximately ¥6,000 million of our shares in order to improve the efficiency of our capital and implement a more flexible capital strategy.
     Capital Expenditures. Capital expenditures for fiscal year 2008 were ¥1,211. These expenditures were primarily for the repair of office facilities of our domestic subsidiaries and the expansion of our specialty retail store network.
     We expect to spend approximately ¥300 million for further expansion of our specialty retail store network. We also expect to spend approximately ¥1,500 million on system-related investments, including investments aimed at integrating our Wacoal brand and Wing brand manufacturing operations. In addition, we expect to spend approximately ¥1,300 on the introduction of new business solutions at Peach John to revitalize sales, distribution and accounting systems. We also expect to continue to make expenditures for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.

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
     From fiscal year 2007, we began research and development into men’s innerwear, and we are implementing the measurement of the male body and improving the organization of our monitoring system. In fiscal year 2008, we carried out various trials in relation to Style Science products for men and were able to verify their effectiveness. As a result, we developed our Cross Walker product and began sales in department stores and chain stores. In addition, we developed our Exwalker product as part of the Style Science series and began a new business with sales aimed at health insurance societies and fitness gyms. Overseas, we are promoting research into the Chinese woman’s body, focused in the Chinese Human Science Research Centre.
     The cost of research and development in fiscal year 2008 was approximately ¥766 million, compared to ¥714 million and ¥638 million in 2007 and 2006, respectively, none of which we consider material.

     As mentioned above (see “Item 4. Information of Wacoal Holdings — Business Overview — Production and Sources of Supply”) we do not materially depend on patents or licenses or on new manufacturing processes for our business or profitability.
D. Trend Information.
     Regarding the current fiscal year, it is difficult to anticipate the impact of various macroeconomic factors—such as the sub-prime mortgage crisis and increasing crude oil prices—on our domestic and foreign consumer markets. Nevertheless, we expect that domestic consumer spending will remain at the same level for the current fiscal year and that, in general, the Japanese market will continue to shrink as a result of a continuing decrease in the Japanese population, which will lead to flat or declining sales in the retail sector. We will also promote sales increases by expanding our men’s innerwear business, which is in the early stages of development, and by pursuing active investments in our China businesses. We do not expect the European market to expand, although we do expect growth in the Chinese market. A stronger yen may also impact sales and profits of our foreign subsidiaries.
     We expect an increase in operating expenses such as increased pension costs to affect our operating income. In addition, an increase in non-operating expenses, including losses from write-downs of securities due to a decline in pension assets, and a decline in the value of securities we hold, is expected to increase expenses and to have an impact on our net income.
     Under these circumstances, we will emphasize improving the profitability of existing domestic and foreign businesses, such as by reducing manufacturing costs through an integration of manufacturing operations for the Wacoal brand and Wing brand, and by enhancing operation profitability through infrastructure development of our directly-managed retail business.
     As a result of these anticipated trends, we expect that sales for fiscal year 2009 will increase slightly even before increases associated with the consolidation of Peach John, and operating income and income before taxes will decrease. Net income is expected to grow in response to impairment losses for Peach John taken in fiscal year 2008, which are not expected to recur in 2009.
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
     The following table summarizes our contractual obligations as of March 31, 2008.

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
		(in millions of yen)
Capital (Finance) Lease Obligations	129	48	81
Operating Lease Obligations	5,103	1,102	1,531	1,081	1,389
Purchase Obligations	6,276	6,276
Total	11,508	7,426	1,612	1,081	1,389

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law (excluded from this table). We expect to contribute ¥2,405 million to our plans in the year ending March 31, 2009.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following is a current list of Wacoal Holdings’ directors and corporate auditors:

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*

Yoshikata	Representative	Apr 1972	Joins Wacoal Corp.
Tsukamoto	Director	Nov 1977	Director
(Jan 29, 1948)		Nov 1981	Managing Director
		Sep 1984 — present	Representative Director
		Sep 1984	Executive Vice President
		Jun 1987 — present	President and Director
		Jun 2002	Corporate Officer

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*

Shoichi	Senior Managing	Mar 1970	Joins Wacoal Corp.
Suezawa	Director	Jun 1996	Director
(Jun 13, 1947)		Jun 2002	Managing Director and Corporate Officer
		Jun 2003	Senior Corporate Officer
		Apr 2005	Supervisor for Corporate Staff
		Jun 2005	Senior Managing Corporate Officer
		Oct 2005	Director
		Jun 2006	Senior Managing Director
		June 2008 — present	Director and Vice President

Hideo	Senior Managing	Apr 1965	Joins Isetan Co., Ltd.
Kawanaka (June 25, 1942)	Director	Jun 1992	Director of Isetan Co., Ltd. and manager of Matsudo Branch
		Jul 1993	Representative Director and President of West Japan Railway Isetan Ltd.
		Jun 2001	Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation
		Jun 2004	Representative Director and Senior Manager, Sales Manager of Matsuzakaya Co., Ltd.
		Jun 2007	Advisor
		Jul 2007 — present	Senior Managing Director

Tadashi	Director	Mar 1976	Joins Wacoal Corp.
Yamamoto		Apr 2002	General Manager of Human Resources Department
(Nov 14, 1952)		Jun 2002	Corporate Officer
		Oct 2005	Corporate Officer of Wacoal Corp.
		Apr 2006 — present	General Manager of Personnel and Administration Department
		Jun 2006 — present	Director

Tsuneo Shimizu	Director	Mar 1971	Joined the Company
(Oct 30, 1948)		Jun 2002	Appointed Corporate Officer, Osaka Branch (specialty store) Manager of Wacoal Brand Operation Division
		Jun 2005	Appointed Managing Corporate Officer and General Manager of Wacoal Brand Operation Division of Wacoal Corp.
		Apr 2006	Appointed Senior Corporate Officer of Wacoal Corp.
		Jun 2006	Appointed Director and Senior Corporate Officer of Wacoal Corp.
		Apr 2008 — present	Appointed Director and Senior Corporate Officer, Assistant Manager of sales Control Department

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*

Kazuo Inamori (Jan 30, 1932)	Director	Apr 1959	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
		May 1966	President and Representative Director of Kyoto Ceramic Co., Ltd.
		Apr 1984 — present	Established The Inamori Foundation; Chairman
		Jun 1984	Established DDI Corporation (currently KDDI Corporation); Chairman and Representative Director
		Jun 1985	Chairman and Representative Director and President of Kyocera Corporation
		Jun 1997	Chairman Emeritus and Director of Kyocera Corporation
Chairman Emeritus and Director of DDI Corporation
		Jun 2001 — present	Honorary Adviser of KDDI Corporation
		Jun 2005 — present	Chairman Emeritus of Kyocera Corporation
		Jun 2005 — present	Director of Wacoal Corp

Mamoru Ozaki	Director	Jun 1991	Commissioner of National Tax Agency
(May 20, 1935)		Jun 1992	Administrative Vice-Minister of Finance
		May 1994	President of People’s Finance Corporation
		Oct 1999	President of National Life Finance Corporation
		Feb 2003 — present	Advisor of Yazaki Sogyo Corporation
		Jul 2003	Advisor of Wacoal Corp.
		Jun 2005 — present	Director of Wacoal Corp.

Atsushi Horiba	Director	Sep 1972	Joined HORIBA, Ltd.
(Feb 5, 1948)		Jun 1982	Appointed Director and General Manager of Overseas Business
		Jun 1989	Appointed Senior Managing Director and General Manager of Sales Division
		Jan 1992	Appointed Representative Director and President
		Jun 2005 — present	Appointed Representative Director and Chairman and President

Kimiaki	Standing Corporate	Aug 1976	Joined Wacoal Corp.
Shiraishi	Auditor	Apr 2001	Manager of Fukuoka Branch
(Mar 20, 1950)		Apr 2002	General Manager of Wacoal Brand Products
		Jun 2002	Corporate Officer
		Sep 2005	Seconded to Wacoal Distribution Corp.
		Jan 2006	Director of Wacoal Distribution Corp. and head of Western Japan Distribution Center
		Apr 2007 — present	Assistant to President of Wacoal Distribution Corp.
		Jun 2007 — present	Standing Corporate Auditor

Yoshio	Corporate Auditor	Mar 1974	Joined the Company
Kawashima		Jul 1997	Appointed full-time Manager of Finance Department
(Feb 5, 1952)		Jun 2001	Appointed Business Management Group Manager of Overseas Business Division
		Apr 2007 Apr 2008 — present	Audit Office Chief Manager Audit Office General Manager (acting)

Position(s) and
Name	Office(s) with Wacoal		Business Experience and Position(s) and
(Date of Birth)	Holdings	Date	Office(s) with Wacoal Holdings*

Yutaka Hasegawa	Corporate Auditor	Apr 1962	Joined Mitsubishi Bank, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
(Oct 8, 1939)		Jun 1989	Director of Mitsubishi Bank, Ltd.
		May 1993	Managing Director of Mitsubishi Bank, Ltd.
		Apr 1996	Managing Director of Bank of Tokyo
Mitsubishi, Ltd. (following merger of
Mitsubishi Bank, Ltd. and Bank of Tokyo Ltd.)
		Jun 1998	Director and President of Diamond Business
Consulting Kabushiki Kaisha (currently Mitsubishi UFJ Research & Consulting Co., Ltd.)
		Jan 1999	Corporate Auditor of Tokyo-Mitsubishi
Securities Kabushiki Kaisha (currently Mitsubishi UFJ Securities Co., Ltd.)
		Jun 2001	Full time Corporate Auditor of Bank of Tokyo-Mitsubishi, Ltd. (currently Bank of Tokyo- Mitsubishi UFJ, Ltd.)
		Jan 2006	Standing Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ, Ltd. (following merger of Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank
		Jun 2006 — present	Corporate Auditor

Tomoharu Kuda	Corporate Auditor	Sep 1972	Joined Deloitte Haskins & Sells
(Dec 7, 1946)		Oct 1979	Registered as Certified Public Accountant
		Sep 1987	Transferred to London Office
		Feb 1990	Partner of Deloitte Touche Tohmatsu
		Jun 1997 Jul 2007 — present	Representative Partner of Deloitte Touche Tohmatsu Corporate Auditor

Yoko Takemura (Apr 7, 1952)	Corporate Auditor	Apr 1990	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
		Jan 1997 — present	Partner at Miyake Imai Ikeda law firm.
		Jun 2005 — present	Corporate Auditor of Wacoal Corp.

*	Appointments to Wacoal Corp. prior to October 2005 that continue to the present were transferred to Wacoal Holdings at the time of our transition to a holding company structure.
     The terms of all of our directors expire in June 2009. The term as corporate auditor for Ms. Takemura expires in June 2009, the term as corporate auditor for Mr. Hasegawa expires in June 2010, the terms as corporate auditor for Messrs. Shiraishi and Kuda expire in June 2011, and the term as corporate auditor for Mr. Kawashima expires in June 2012.
B. Compensation.
     Aggregate compensation, including bonuses, paid by Wacoal Holdings in fiscal year 2008 to our directors and corporate auditors was ¥313 million.

     We terminated our retirement allowance benefit for directors and corporate auditors of Wacoal Holdings. The balance of our existing liability for termination benefits for directors and corporate auditors was ¥368 million and ¥373 million at March 31, 2008 and 2007, respectively.
Stock option plan
     Wacoal Holdings has one stock option plan pursuant to which up to ¥70 million worth of stock acquisition rights may be granted to directors (excluding outside directors) as a form of equity compensation and to align the interests of our directors with that of our shareholders. The board of directors resolved at meeting held on May 9, 2008 to submit the proposal for the stock option plan to our shareholders at the 60th ordinary general meeting of shareholders, and the plan was approved by our shareholders on June 27, 2008.
     The amount and terms of stock acquisition rights to be granted to directors as stock options are as follows.
     Terms of the Proposal
     The stock acquisition rights will be for ordinary shares and will have an exercise price of ¥1. The number of shares represented by each stock acquisition right, or the conversion ratio, is the number of shares in a trading unit at the time such stock acquisition right is issued. The conversion ratio is subject to adjustment in the event of stock splits or reverse stock splits.
     The maximum number of shares that can be acquired through the exercise of stock acquisition rights during any one-year period beginning on the date of the ordinary general meeting of shareholders is 70,000, which will be subject to adjustment in the event of stock splits or reverse stock splits.
     The stock acquisition rights will be exercisable from the date immediately following the grant date of the stock acquisition right for a period of not more than 20 years to be set by the board of directors of the Company and will be subject to transfer restrictions.
     In principle, holders of stock acquisition rights may exercise their stock acquisition rights from the date immediately following their loss of status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company. Other stock acquisition right conditions shall be determined at a general meeting of shareholders or the board of directors of the Company where items regarding the offer stock acquisition rights will be determined.
     Issuances to Directors of Wacoal Corp.:
     We are planning to adopt a similar stock option plan to grant stock option rights to the directors of Wacoal Corp.

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
     On May 9, 2007, we established a director and officer personnel and compensation advisory committee, which consists of the following members: Mitsuo Yamamoto, chair of the committee, Ikuo Otani, Shoichi Suezawa, Mamoru Ozaki and Naoki Hagiwara, the secretary. The committee was established with the goal of reforming the process of selecting our directors and officers and determining their compensation, and promoting objectivity and transparency in the process. The committee will be responsible for recommending new candidates and candidates for promotion, evaluating their performance and setting their compensation, as well as suggesting areas for improvement in the foregoing processes.
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

D. Employees.
     The following table lists the number of our full-time employees as of March 31, 2008, 2007 and 2006:

				Asia (other
	Total	Japan	U.S.[1]	than Japan)	Others
March 31, 2008
Textile Products and Related Products	13,011	7,625	1,401	3,590	35
Other	365	363	—	2	—
Corporate	165	165	—	—	—
Total	13,541	8,153	1,401	3592	35

March 31, 2007
Textile Products and Related Products	12,872	7,117	1,614	4,106	35
Other	367	365	—	2	—
Corporate	158	158	—	—	—
Total	13,397	7,640	1,614	4,108	35

March 31, 2006
Textile Products and Related Products	12,422	7,118	1,558	3,715	31
Other	450	443	—	7	—
Corporate	148	148	—	—	—
Total	13,020	7,709	1,558	3,722	31

1.	Includes employees in the Caribbean.
     During fiscal year 2008, we had an average of 1,337 temporary employees.
     Except for Nanasai, Maruka and our six manufacturing subsidiaries in Japan, the employees of Wacoal Holdings and our Japanese subsidiaries are organized into one union. Each of Nanasai and our six manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and these various unions are satisfactory.
E. Share Ownership.
     The following table lists the number of shares owned by Wacoal Holdings’ directors and corporate auditors as of June 30, 2008. As of such date, our directors and corporate auditors collectively held a total of 1,373,136 shares of our common stock as set forth below, and this number of shares constituted 0.96% of all outstanding shares of our common stock.

Name	No. of Shares	% of Common Stock
Yoshikata Tsukamoto	1,337,136	*
Shoichi Suezawa	10,000	*
Hideo Kawanaka	7,000	*
Tadashi Yamamoto	6,000	*
Tsuneo Shimizu	4,000	*
Kimiaki Shiraishi	3,000	*
Yoshio Kawashima	2,000	*
Yoko Takemura	4,000	*

*	Less than 1% of our total outstanding common shares.
     Other than as described in Section 6.B above, there are no arrangements that involve the issue or grant of options, shares or securities of Wacoal Holdings to our employees.

Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of March 31, 2008, 143,378,085 shares of our common stock were issued and outstanding, including 35,998 shares of treasury stock, which are held by Wacoal Holdings.
     The following table shows information regarding beneficial ownership of our common stock by each shareholder known to us to beneficially own more than 5% of our common stock. The information in this table is based on reports filed with the U.S. Securities and Exchange Commission.

			Percentage of Total
Name of Shareholder	Number of Shares	Held as of	Shares Issued
Tradewinds Global Investors, LLC	26,110,213	Dec 31, 2007	18.2%
Mitsubishi UFJ Financial Group, Inc.	14,810,532	Feb 29, 2008	10.6%
     Under the Financial Instruments and Exchange Law of Japan, any person who beneficially holds more than 5% of the total issued voting shares must file a report of substantial shareholding with the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, either solely or jointly as a group, as applicable, of more than 5% of the total issued shares of a company, increases or decreases by 1% or more in the overall shareholding, or if any change to a material matter set forth in any previously filed reports occurs. (See “Item 10. Additional Information — B. Memorandum and Articles of Association — Reporting of Substantial Shareholdings”).
     Based on filings made with the Kanto Local Finance Bureau over the past three years, the number of our shares beneficially held by Tradewinds Global Investors, LLC (formerly NWQ Investment Management Company, LLC) has increased from 10,357,001 shares, or 7.19% of our total issued shares, as of April 20, 2005, to 25,990,188 shares, or 18.05% of our total issued shares, as of October 31, 2007.
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

     As of March 31, 2008, approximately 2,718,765 shares, or 1.9% of the outstanding shares of our common stock other than in the form of American Depositary Shares, were held of record by 57 residents of the United States. The 23,701,095 shares of our common stock held of record by The Bank of New York on March 31, 2008 underlay the 4,740,219 American Depositary Shares of Wacoal Holdings held of record by 15 persons. Because some of these shares and ADRs were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
B. Related Party Transactions.
     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,031 million ($10,325 thousand) in fiscal year ended March 31, 2008.
     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥803 million ($8,042 thousand) in the fiscal year ended March 31, 2008.
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
Dividends and Divided Policy
     See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distributions of Surplus”.
B. Significant Changes.
     Except as provided above and elsewhere in this annual report, there has been no significant change in our financial position since March 31, 2008, the date of our consolidated financial statements included in this annual report.

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
     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the Nasdaq Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 23, 2008 was ¥1,202, and the last reported sale price of our ADSs on the Nasdaq Market on July 23, 2008 was $56.25.

	Tokyo Stock Exchange		Nasdaq Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2004	¥1,080	¥833	$53.00	$35.51
2005	1,500	1,033	69.99	46.62
2006	1,690	1,300	75.70	58.77
2007	1,821	1,358	80.99	57.00
2008	1,620	1,229	77.48	51.26

Fiscal quarter ended/ending
March 31, 2006	¥1,667	¥1,565	$72.17	$66.01
June 30, 2006	1,821	1,508	80.99	64.42
September 30, 2006	1,638	1,420	69.87	60.09
December 31, 2006	1,684	1,358	70.90	57.00
March 31, 2007	1,646	1,453	68.28	60.04
June 30, 2007	1,578	1,454	64.49	60.34
September 30, 2007	1,593	1,350	66.37	58.68
December 31, 2007	1,553	1,229	69.61	51.26
March 31, 2008	1,620	1,254	77.78	57.74
June 30, 2008	1,573	1,255	76.85	58.26

Month ended
January 31, 2008	¥1,457	¥1,254	$67.51	$57.74
February 28, 2008	1,620	1,405	75.38	67.79
March 31, 2008	1,566	1,410	77.48	68.86
April 30, 2008	1,573	1,460	76.85	70.84
May 31, 2008	1,527	1,321	72.96	63.40
June 30, 2008	1,385	1,255	64.73	58.26

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
      Reporting of Substantial Shareholdings
     Pursuant to the Financial Instruments and Exchange Law of Japan and regulations thereunder, a person or group of persons beneficially holding more than 5% of the total shares with voting rights (for this purpose shares issuable upon exercise of stock acquisition rights held by the person or persons are counted in the calculation of the holding and the total shares in issue) of a company listed on any Japanese stock exchange or traded on the over-the-counter market is required to file with the director of a competent local finance bureau, within five business days a report containing the identity of such person or persons, the purpose of such holding and certain other information prescribed by regulations. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more or if any change occurs in material matters set out in reports previously filed.

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
      Passive Foreign Investment Companies
     It is possible that we may be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year ended March 31, 2008, or for the current or future taxable years. If we are classified as a PFIC, U.S. Holders who own our stock or ADSs during the taxable year in which we become or are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of an investment in a PFIC.
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
     (2) the amount allocated to the current taxable year, and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year; and
     (3) the amount allocated to each other year will be treated as ordinary income and subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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
     Maturities and fair values of our marketable securities as of March 31, 2008 were as follows:

Year ended
March 31,	Debt	Due within	Due after one	Due from two	Due from three	Due from four	Due after	Equity
2008	securities	one year	to two years	to three years	to four years	to five years	five years	securities
Cost	12,186	2,593	1,397	3,544	1,597	5	3,050	25,762
Fair Value	12,048	2,595	1,366	3,577	1,597	4	2,909	36,981
     Maturities and fair values of our marketable securities as of March 31, 2007 were as follows:

Year ended
March 31,	Debt	Due within	Due after one	Due from two	Due from three	Due from four	Due after	Equity
2007	securities	one year	to two years	to three years	to four years	to five years	five years	securities
Cost	13,971	3,199	2,608	1,398	3,845	1,598	1,323	26,842
Fair Value	13,893	3,189	2,580	1,382	3,825	1,580	1,337	53,119

Equity Price Risk
     We hold marketable securities for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. We do not hold marketable securities for trading purposes.
Foreign Exchange Risk
     Our international operations expose us to the risk of changes in foreign currency exchange rates. The Company occasionally uses forward currency exchange contracts to manage its exposure to foreign currency fluctuation on the transactions denominated in foreign currencies. As of March 31, 2008, the notional amount of our open forward currency contract was for the purchase of $18.8 million dollars. The Company recorded the drop in the fair value of the derivative contract of ¥35 million ($351,000) in other losses since it was not designated as a hedge in the year ended March 31, 2008. No derivative contract was outstanding as of March 31, 2007 and March 31, 2006.
Interest Rate Risk
     As of March 31, 2008, our interest rate risk on short-term borrowings (¥5,572 million) was not material, since the amount of interest due is reasonably low (¥78 million) and we do not expect interest rates to rise sharply in the near future. Although our lease obligations (¥129 million, including the current portion) have fixed interest rates, the amount outstanding is not material.
     As of March 31, 2007, our interest rate risk on short-term borrowings (¥5,822 million) and lease obligations (¥162 million) was also immaterial.
     The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2008.
Lease Obligations (including due within one year)
Wacoal Holdings and subsidiaries

		Expected maturity date
Year ended		(Yen in millions and percent)						Estimated
March 31, 2008	Total	2009	2010	2011	2012	2013	Thereafter	fair value
Lease Obligations	129	48	81	—	—	—	—	129

     The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2007.
Lease Obligations (including due within one year)
Wacoal Holdings and subsidiaries

		Expected maturity date
Year ended		(Yen in millions and percent)						Estimated
March 31, 2007	Total	2008	2009	2010	2011	2012	Thereafter	fair value
Lease Obligations	162	51	111	—	—	—	—	162
     We had no outstanding interest rate swaps as of March 31, 2008 or March 31, 2007.
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
     Wacoal Holdings Corp’s management assessed the effectiveness of internal control over financial reporting as of March 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of March 31, 2008, Wacoal Holdings Corp’s internal control over financial reporting was effective based on the COSO criteria.
     Management excluded Peach John from its assessment of internal controls over financial reporting as of March 31, 2008. We acquired a 100% ownership interest in Peach John on January 10, 2008 and held a 49% ownership interest prior to that, which was initially acquired on June 2, 2006. Peach John’s total assets and net assets represented 3.4% and 3.0%, respectively, of our consolidated total assets and consolidated net assets as of March 31, 2008. Peach John was consolidated as of February 29, 2008, the end of its most recent fiscal year, and included in our consolidated balance sheet as of March 31, 2008. However, because Peach John’s results of operations and change in financial position between January 10, 2008 and March 31, 2008 were immaterial, income from Peach John’s operations for the fiscal year ended February 29, 2008 was accounted for using the equity method and included in equity in net (loss) income of affiliated companies in our statements of income.
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
Item 16A. Audit Committee Financial Expert.
     Wacoal’s board of auditors has determined that Tomoharu Kuda qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr Kuda was appointed as an outside corporate auditor pursuant to the Japanese Company Law on June 28, 2007, and is independent from us and our management. Please refer to Item 6.A for more information regarding Mr. Kuda.

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

Item 16C. Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu.
     Deloitte Touche Tohmatsu (DTT) serves as Wacoal Holdings’ principal accountant. The following table presents fees for audit and other services rendered by DTT for the years ended March 31, 2008 and March 31, 2007.
DTT Fees for Audit and Other Services
(Yen in millions)

	Years ended March 31,
	2008	2007
Audit Fees	¥204	¥197
Audit Related Fees	3	11
Tax Fees	37	29
Other Fees	33	24

Total	¥277	¥261

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.
     With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 4350(d)(3) and 4350(d)(2)(A)(ii) of the NASD Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:
•	the board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors;

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors;

•	none of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors;

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management; and

•	the board of corporate auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.
     To the extent permitted by Japanese law:
•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

     In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

			(c) Total Number of	(d) Maximum Number
			Shares Purchased as	of Shares that May
		(b) Average Price	Part of Publicly	Yet Be Purchased
	(a) Total Number of	Paid Per Share	Announced Plans or	Under the Plans or
	Shares Purchased	(yen)	Programs	Programs
Apr 1 — Apr 30, 2007	774	1,520	0	0
May 1 — May 31, 2007	719	1,491	0	0
Jun 1 — Jun 30, 2007	1,247	1,526	0	0
Jul 1 — Jul 31, 2007	1,936	1,509	0	0
Aug 1 — Aug 31, 2007	90	1,505	0	0
Sep 1 — Sep 30, 2007	1,065	1,388	0	0
Oct 1 — Oct 31, 2007	914	1,405	0	0
Nov 1 — Nov 30, 2007	974	1,323	0	0
Dec 1 — Dec 31, 2007	1,593,683	1,511	1,593,000	2,407,000
Jan 1 — Jan 31, 2008	299	1,417	0	0
Feb 1 — Feb 28, 2008	2,334,081	1,540	2,333,000	0
Mar 1 — Mar 31, 2008	100	1,510	0	0
Total	3,935,882	1,528	3,926,000	0
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
Item 19. Exhibits.
     Exhibits filed as part of this Annual Report.

Exhibit
Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)*
1.2	Share Handling Regulations of the Registrant (English Translation)**
1.3	Regulations of the Board of Directors of the Registrant (English Translation)**
1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)*
2.1	Specimen common stock certificate of the Registrant (English Translation)**
2.2	Form of Deposit Agreement dated as of January 15, 1977, as amended and restated as of October 1, 1982, among Wacoal Corp., ChaseMellon Shareholder Services, as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder (Previously filed)
8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)
11.1	Code of Ethics of the Registrant*
12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-1) filed on July 20, 2007.

(**)	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-1) filed on July 7, 2006.

SIGNATURES
     Wacoal Holdings hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS (Registrant)
By	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: July 24, 2008

INDEX OF EXHIBITS

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and Subsidiaries (the “Companies”) as of March 31, 2008 and 2007, and the related consolidated statements of income, comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008, all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, except for the omission of segment information, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and Subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Companies’ internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an unqualified opinion on the Companies’ internal control over financial reporting.
June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited the internal control over financial reporting of Wacoal Holdings Corp. and Subsidiaries (the “Companies”) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded Peach John Co., Ltd. (“PJ”) which was acquired on January 10, 2008, from its assessment of internal control over financial reporting. PJ’s total assets and net assets represented 3.4% and 3.0% respectively, of the consolidated balance sheet as of March 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at PJ. The Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Companies’ internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Companies and our report dated June 27, 2008 expressed an unqualified opinion on those financial statements, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”
June 27, 2008

Wacoal Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2008 and 2007

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
ASSETS	2008	2007	2008

CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥15,857	¥10,613	$158,808
Time deposits and certificates of deposit	12,186	9,203	122,043

Total	28,043	19,816	280,851
Marketable securities (Note 3)	12,614	14,392	126,330
Notes and accounts receivable:
Trade notes	353	550	3,535
Trade accounts	22,337	22,882	223,706
Allowance for returns and doubtful receivables (Note 4)	(3,145)	(2,979)	(31,497)
Inventories (Note 5)	30,020	30,199	300,651
Deferred income taxes (Note 14)	5,411	4,980	54,191
Other current assets	3,212	3,075	32,168

Total current assets	98,845	92,915	989,935

PROPERTY, PLANT AND EQUIPMENT:
Land	20,711	20,874	207,421
Buildings and building improvements	58,575	59,168	586,630
Machinery and equipment	14,448	14,179	144,697
Construction in progress	99	472	991

Total	93,833	94,693	939,739
Accumulated depreciation	(42,285)	(41,911)	(423,485)

Net property, plant and equipment	51,548	52,782	516,254

OTHER ASSETS:
Investments in affiliates (Note 6)	18,942	34,012	189,705
Investments (Note 3)	38,056	54,117	381,132
Goodwill (Notes 9 and 10)	11,203		112,198
Other intangible assets (Notes 9 and 10)	13,216	3,470	132,358
Prepaid pension expense (Note 11)	3,444	7,089	34,492
Deferred income taxes (Note 14)	1,462	1,048	14,642
Other	4,903	4,833	49,104

Total other assets	91,226	104,569	913,631

TOTAL	¥241,619	¥250,266	$2,419,820

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2008	2007	2008

CURRENT LIABILITIES:
Short-term bank loans (Note 7)	¥5,572	¥5,822	$55,804
Notes and accounts payable:
Trade notes	1,935	1,503	19,379
Trade accounts	9,394	10,536	94,081
Other payables	6,327	6,900	63,365
Accrued payroll and bonuses	6,645	6,416	66,550
Income taxes payable	3,872	1,378	38,778
Current portion of long-term debt (Notes 7 and 17)	48	51	481
Other current liabilities	2,217	2,262	22,203

Total current liabilities	36,010	34,868	360,641

LONG-TERM LIABILITIES:
Long-term debt (Notes 7 and 17)	81	111	811
Liability for termination and retirement benefits (Note 11)	2,181	2,072	21,843
Deferred income taxes (Note 14)	14,527	16,959	145,488
Other long-term liabilities (Note 14)	1,356	517	13,581

Total long-term liabilities	18,145	19,659	181,723

MINORITY INTERESTS	2,351	2,461	23,545

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 12):
Common stock, no par value - authorized, 500,000,000 shares in 2008 and 2007; issued 143,378,085 shares and 144,016,685 shares in 2008 and 2007	13,260	13,260	132,799
Additional paid-in capital	29,262	25,242	293,060
Retained earnings	136,589	140,666	1,367,942
Accumulated other comprehensive income (Note 13):
Foreign currency translation adjustments	248	716	2,484
Unrealized gain on securities	5,295	14,428	53,029
Pension liability adjustments	514	4,130	5,148

Total accumulated other comprehensive income	6,057	19,274	60,661
Less treasury stock at cost - 35,998 shares and 3,440,116 shares in 2008 and 2007	(55)	(5,164)	(551)

Total shareholders’ equity	185,113	193,278	1,853,911

TOTAL	¥241,619	¥250,266	$2,419,820

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2008, 2007 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2008	2007	2006	2008

NET SALES	¥165,761	¥166,410	¥164,122	$1,660,100

OPERATING COSTS AND EXPENSES (INCOME):
Cost of sales	83,127	84,658	84,322	832,519
Selling, general and administrative	69,245	68,831	69,720	693,490
Impairment charges on long-lived assets	33		614	330
(Gain) loss on sale or disposal of property, plant and equipment	(184)	25	612	(1,843)
Special retirement related expenses (Note 11)			7,521

Total operating costs and expenses	152,221	153,514	162,789	1,524,496

OPERATING INCOME	13,540	12,896	1,333	135,604

OTHER INCOME (EXPENSES):
Interest income	303	236	213	3,034
Interest expense	(78)	(73)	(56)	(781)
Dividend income	641	603	493	6,420
Gain on sale or exchange of marketable securities and investments (Note 3)	715	406	1,656	7,161
Impairment charges on investments (Note 3)	(923)	(365)	(65)	(9,244)
Other — net	155	217	(108)	1,552

Total other income, net	813	1,024	2,133	8,142

INCOME BEFORE INCOME TAXES, EQUITY IN NET (LOSS) INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS (Note 14)	14,353	13,920	3,466	143,746

INCOME TAXES (Note 14):
Current	5,577	2,874	3,268	55,854
Deferred	276	3,628	(1,809)	2,764

Total income taxes	5,853	6,502	1,459	58,618

INCOME BEFORE EQUITY IN NET (LOSS) INCOME OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	8,500	7,418	2,007	85,128

EQUITY IN NET (LOSS) INCOME OF AFFILIATED COMPANIES (Note 6)	(3,392)	1,771	1,122	(33,971)

MINORITY INTERESTS	(142)	(160)	(308)	(1,422)

NET INCOME	¥4,966	¥9,029	¥2,821	$49,735

See notes to consolidated financial statements.

	Yen			U.S. Dollars
	2008	2007	2006	2008
EARNINGS PER SHARE (Note 16)	¥35	¥63	¥20	$0.35

EARNINGS PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 16)	¥176	¥316	¥98	$1.76

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income
Years Ended March 31, 2008, 2007 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2008	2007	2006	2008

NET INCOME	¥4,966	¥9,029	¥2,821	$49,735

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX (Note 13):
Foreign currency translation adjustments	(468)	1,452	3,084	(4,687)
Unrealized gains (losses) on securities	(9,133)	117	7,746	(91,467)
Pension liability adjustments	(3,616)			(36,215)

OTHER COMPREHENSIVE (LOSS) INCOME	(13,217)	1,569	10,830	(132,369)

COMPREHENSIVE (LOSS) INCOME	¥(8,251)	¥10,598	¥13,651	$(82,634)

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Years Ended March 31, 2008, 2007 and 2006

		Millions of Yen
	Shares of				Accumulated
	Outstanding		Additional		Other
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury
	(Thousands)	Stock	Capital	Earnings	Income	Stock

BALANCE, APRIL 1, 2005	143,944	¥13,260	¥25,242	¥134,572	¥2,745	¥(73)

Net income				2,821
Other comprehensive income					10,830
Cash dividends paid, ¥100 per 5 shares of common stock				(2,878)
Repurchase of treasury stock	(28)					(44)

BALANCE, MARCH 31, 2006	143,916	13,260	25,242	134,515	13,575	(117)

Net income				9,029
Other comprehensive income					1,569
Cash dividends paid, ¥100 per 5 shares of common stock				(2,878)
Repurchase of treasury stock	(3,339)					(5,047)
Adjustment to initially apply SFAS No. 158, net of tax (Note 11)					4,130

BALANCE, MARCH 31, 2007	140,577	13,260	25,242	140,666	19,274	(5,164)

Net income				4,966
Other comprehensive loss					(13,217)
Cash dividends paid, ¥110 per 5 shares of common stock				(3,093)
Repurchase of treasury stock	(3,936)					(6,015)
Cancellation of treasury stock				(5,950)		5,950
Issuance of new shares to acquire a subsidiary (Note 9)	3,261		4,474
Distribution of treasury stock to acquire a subsidiary (Note 9)	3,440		(454)			5,174

BALANCE, MARCH 31, 2008	143,342	¥13,260	¥29,262	¥136,589	¥6,057	¥(55)

	Thousands of U.S. Dollars (Note 2)
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive	Treasury
	Stock	Capital	Earnings	Income	Stock

BALANCE, MARCH 31, 2007	$132,799	$252,799	$1,408,773	$193,030	$(51,718)

Net income			49,735
Other comprehensive loss				(132,369)
Cash dividends paid, $1.10 per 5 shares of common stock			(30,977)
Repurchase of treasury stock					(60,240)
Cancellation of treasury stock			(59,589)		59,589
Issuance of new shares to acquire a subsidiary (Note 9)		44,807
Distribution of treasury stock to acquire a subsidiary (Note 9)		(4,546)			51,818

BALANCE, MARCH 31, 2008	$132,799	$293,060	$1,367,942	$60,661	$(551)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2008, 2007 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2008	2007	2006	2008
OPERATING ACTIVITIES:
Net income	¥4,966	¥9,029	¥2,821	$49,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,908	3,735	3,433	39,139
Provision for returns and doubtful receivables	190	173	503	1,903
Deferred income taxes	276	3,628	(1,809)	2,764
(Gain) loss on sale or disposal of property, plant and equipment	(184)	25	612	(1,843)
Impairment charges on long-lived assets	33		614	330
Gain on sale or exchange of marketable securities and investments	(715)	(406)	(1,659)	(7,161)
Impairment charges on investments	923	365	65	9,244
Equity in net loss (income) of affiliated companies, less dividends	4,198	(1,164)	(674)	42,043
Changes in assets and liabilities:
Decrease (increase) in notes and accounts receivable	1,822	401	(1,799)	18,248
Decrease (increase) in inventories	1,218	(2,897)	274	12,198
Decrease (increase) in other current assets	49	(371)	(958)	491
(Decrease) increase in notes and accounts payable	(2,614)	219	(252)	(26,179)
Decrease in liability for termination and retirement benefits	(2,613)	(2,472)	(2,068)	(26,169)
Increase (decrease) in accrued expenses, income taxes and other current liabilities	2,681	(696)	1,667	26,850
Other	87	(230)	(51)	871

Net cash provided by operating activities	14,225	9,339	719	142,464

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	10,506	28,509	32,161	105,218
Payments to acquire marketable securities	(9,892)	(9,929)	(21,525)	(99,069)
Proceeds from sales of property, plant and equipment	1,057	524	513	10,586
Capital expenditures	(1,211)	(2,536)	(6,456)	(12,128)
Payments to acquire intangible assets	(1,678)	(984)	(668)	(16,805)
Proceeds from sales of investments	1,414	8	1,231	14,161
Payments to acquire investments in affiliated companies		(15,326)
Payments to acquire investments	(618)	(1,887)	(7,905)	(6,189)
Cash balances of subsidiary acquired in excess of cash paid		80
Cash balances of subsidiary acquired through share exchanges (Note 9)	4,115			41,212
Other	(103)	356	580	(1,032)

Net cash provided by (used in) investing activities	3,590	(1,185)	(2,069)	35,954

FINANCING ACTIVITIES:
Decrease in short-term bank loans, net	(259)	(575)	(409)	(2,594)
Proceeds from issuance of long-term debt	18	130	19	180
Repayments of long-term debt	(51)	(34)	(116)	(511)
Repurchase of treasury stock	(6,015)	(5,047)	(44)	(60,240)
Dividends paid on common stock	(3,093)	(2,878)	(2,878)	(30,976)

Net cash used in financing activities	(9,400)	(8,404)	(3,428)	(94,141)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(188)	173	476	(1,883)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥8,227	¥(77)	¥(4,302)	$82,394
(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2008, 2007 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2008	2007	2006	2008

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥8,227	¥(77)	¥(4,302)	$82,394

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	19,816	19,893	24,195	198,457

CASH AND CASH EQUIVALENTS, END OF YEAR	¥28,043	¥19,816	¥19,893	$280,851

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥78	¥70	¥56	$781
Income taxes	2,542	4,667	1,832	25,458

NONCASH INVESTING ACTIVITIES:
Fair value of marketable securities received in exchange for certain other marketable securities with a recorded amount of ¥48 million ($481 thousand) and ¥172 million in 2008 and 2006	¥143		¥1,321	$1,432
Acquisition of subsidiary through share exchanges (Note 9)	9,194			92,078
See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements - Wacoal Holdings Corp. (the “Company”) and subsidiaries are predominantly engaged in one industry, the manufacture and sale of apparel, including foundation garments, lingerie, nightwear and outerwear in Japan, the United States of America, Europe and certain Asian countries.

On October 1, 2005, the Company, which was formerly known as “Wacoal Corp.” moved to a holding company structure and changed its name to Wacoal Holdings Corp. The business of the Company was transferred to a new wholly owned subsidiary.

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

Certain foreign subsidiaries of the Company have a fiscal year ending December 31. The accounts of those subsidiaries are included in the Company’s consolidated financial statements based on the subsidiaries’ fiscal year. As further described in footnote 9 to the financial statements, on January 10, 2008, the Company acquired the remaining 51% interest in a domestic subsidiary with a fiscal year ending February 29, 2008. Prior to January 10, 2008, the Company accounted for its original investment of 49% in this subsidiary using the equity method. As of March 31, 2008, the subsidiary is included in the Company’s consolidated balance sheet based on the subsidiary’s fiscal year end. However, because the subsidiary’s results of operations and change in financial position between January 10, 2008 and March 31, 2008 were not significant, the Company continued to account for its investment using the equity method and the income from the subsidiary’s operations for the fiscal year ended February 29, 2008 was included in equity in net (loss) income of affiliated companies in the consolidated statements of income.

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

Foreign Currency Translation - Assets and liabilities of international subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using weighted-average exchange rates for the period. Translation adjustments are included in other comprehensive income, a separate component of shareholders’ equity. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Marketable Securities and Investments - The Companies classify their debt and marketable equity securities as available-for-sale and carry them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income (loss), a separate component of shareholders’ equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

If a decline in the fair value of marketable securities is determined to be other than temporary, an impairment charge is recorded in the consolidated statements of income. The Companies have generally included that an other-than-temporary impairment is indicated when the decline in fair value below the carrying value continues for over nine consecutive months. The Companies may also consider other factors, including their ability and intent to hold the applicable investment securities until maturity, and the severity of the decline in fair value.

Inventories - Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method for raw materials and the average cost method for work in process and finished products.

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

Buildings and building improvements:	5 — 50 years (Mainly 38 years)
Machinery and equipment:	2 — 20 years (Mainly 5 years)
Impairment of Long-lived Assets - The carrying values of long-lived assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable.

The Companies recorded ¥33 million ($330 thousand) and ¥614 million in impairment charges on long-lived assets for the years ended March 31, 2008 and 2006, respectively, which resulted from the impairment of primarily land and buildings of a company residence in 2008, and a building which was part of the Companies’ branch office in Nagoya in 2006. In 2008, the Company decided to sell the company residence to an unrelated party. The Company entered into a sales contract on March 31, 2008 and the sales transaction completed in April 2008. Therefore, the Companies recognized an impairment of the asset to be disposed of by sale at the amount of the difference between the sales price and the Company’s book value. In 2006, the Company decided to close its Nagoya office and to demolish the building. The office was closed on March 31, 2006 and the Companies recognized an impairment of the asset to be abandoned. No impairment charges were recorded in the year ended March 31, 2007.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price over the related underlying tangible and intangible net asset values of business acquired. Annually, or more frequently if conditions indicate an earlier review is necessary, the carrying value of the goodwill of reporting unit is compared to an estimate of its fair value.

Other intangible assets with estimable useful lives consist primarily of customer list and software and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Customer list:	7 years
Software:	5 years
Other intangible assets with indefinite useful lives are evaluated for potential impairment in a manner consistent with goodwill.

Derivatives - Derivative instruments, including certain derivative instruments embedded in other contracts, are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Changes in the fair value of a derivative are recorded in other comprehensive income or in earnings, depending on its intended use. Changes in fair value of foreign currency forward exchange contracts designated as fair value hedges of recognized assets and liabilities and firm commitments are recognized in income. Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of recognized assets and liabilities and firm commitments are reported in accumulated other comprehensive income. These amounts are reclassified into income in the same period as the hedged items affect income.

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

As allowed under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” the Companies do not recognize a gain or loss on settlement of the pension obligation when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year.

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

Acquisition - The Company accounts for acquisitions using the purchase method in accordance with SFAS No. 141, “Business Combinations.” The Company allocates the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, including intangible assets that can be identified and named. The purchase price in excess of the fair value of the net assets and liability is recorded as goodwill.

Revenue Recognition - The Companies recognize revenue on sales to retailers, mail order catalog sales and internet sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred resulting in transfer of title and risk of loss, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. The Companies establish allowances for estimated returns based on historical experience. As for consignment sales, the Companies recognize revenue when the products are sold to the ultimate customer. The Companies recognize revenue on direct retailing sales at the Companies’ directly managed retail stores at the point of sale to the customer.

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2008, 2007 and 2006 were ¥11,768 million ($117,857 thousand), ¥12,084 million and ¥11,888 million, respectively and have been included in selling, general, and administrative expenses.

Shipping and Handling Costs — Shipping and handling costs for the years ended March 31, 2008, 2007 and 2006 were ¥4,062 million ($40,681 thousand), ¥4,186 million and ¥4,239 million, respectively, and have been included in selling, general, and administrative expenses.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2008, 2007 and 2006 were ¥766 million ($7,671 thousand), ¥714 million and ¥638 million, respectively, and have been included in selling, general, and administrative expenses.

Income Taxes — The provision for income taxes is determined under the asset and liability method pursuant to SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined for temporary differences between the financial statement and tax bases of assets and liabilities at presently enacted tax rates. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

Provisions are made for taxes on undistributed earnings and cumulative translation adjustments of foreign subsidiaries whose earnings are not deemed to be permanently invested.

Reclassifications - Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

To conform to the 2008 presentation, the Companies have reclassified “Other intangible assets,” which had previously been presented as “Other” in other assets, in the consolidated balance sheets. In addition, the Companies have reclassified “Payments to acquire software,” which had previously been presented as “Other” in investing activities, in the consolidated statements of cash flows.

Recent Accounting Pronouncements:

Accounting for Uncertainty in Income Taxes - In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” which clarifies the accounting for uncertainty in tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. See Note 14 for further discussion of the effect of adopting FIN 48 on the consolidated financial statements of the Companies.

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

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 - In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides entities the option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Companies are currently in the process of assessing the impact the adoption of SFAS No. 159 will have on their financial position, cash flows or results of operations.

Business Combinations - In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”), which replaces SFAS No. 141, “Business Combinations.” This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Companies will apply SFAS No. 141(R) prospectively to all business combinations subsequent to April 1, 2009.

Noncontrolling Interest in Consolidated Financial Statements - In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Companies are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its financial position, results of operations or cash flows.

Disclosure about Derivative Instruments and Hedging Activities - In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Companies are currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on our financial statements.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥99.85 to $1, the noon buying rate for yen in New York City at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3.	MARKETABLE SECURITIES AND INVESTMENTS

The fair value of debt and marketable equity securities is based on quoted market prices at March 31, 2008 and 2007. The fair values of the debt and marketable equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2008	Cost	Gain	Loss	Fair Value

Current:
Corporate debt securities	¥4,302	¥4	¥127	¥4,179
Bank debt securities	100		1	99
Mutual fund	5,475	118	144	5,449
National debt securities	2,309	12		2,321

Total	¥12,186	¥134	¥272	¥12,048

Noncurrent:
Equity securities	¥25,762	¥13,333	¥2,114	¥36,981

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2007	Cost	Gain	Loss	Fair Value

Current:
Corporate debt securities	¥6,304	¥4	¥125	¥6,183
Bank debt securities	700		2	698
Mutual fund	4,187	166	43	4,310
National debt securities	3,210	3	12	3,201

Total	¥14,401	¥173	¥182	¥14,392

Noncurrent:
Equity securities	¥26,842	¥26,378	¥101	¥53,119

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2008	Cost	Gain	Loss	Fair Value
Current:
Corporate debt securities	$43,084	$40	$1,272	$41,852
Bank debt securities	1,002		10	992
Mutual fund	54,832	1,182	1,442	54,572
National debt securities	23,125	120		23,245

Total	$122,043	$1,342	$2,724	$120,661

Noncurrent:
Equity securities	$258,007	$133,530	$21,171	$370,366

There were no securities which had been in a continuous unrealized loss position for more than 12 months at March 31, 2008 and 2007. Gross unrealized holding losses and fair values of debt and marketable equity securities, all of which have been in a continuous unrealized loss position for less than 12 months at March 31, 2008 and 2007, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2008	Fair Value	Loss	Fair Value	Loss

Current:
Corporate debt securities	¥3,675	¥127	$36,805	$1,272
Bank debt securities	99	1	992	10
Mutual fund	2,943	144	29,474	1,442
National debt securities	810		8,112

Total	¥7,527	¥272	$75,383	$2,724

Noncurrent:
Equity securities	¥5,351	¥2,114	$53,590	$21,171

	Millions of Yen
		Gross
		Unrealized
2007	Fair Value	Loss

Current:
Corporate debt securities	¥4,979	¥125
Bank debt securities	498	2
Mutual fund	2,554	43
National debt securities	2,099	12

Total	¥10,130	¥182

Noncurrent:
Equity securities	¥1,711	¥101

The unrealized losses on investments were caused primarily by a general decline in stock prices in Japan as of the end of the fiscal year. The Companies have generally concluded that an other than temporary impairment is indicated when there is a decline in fair value below the carrying value for over nine consecutive months as described in Note 1. No investments were identified that meet the Companies’ criterion for recognition of an impairment loss on investments in unrealized loss position presented above. Therefore, the Companies do not believe the unrealized losses represent an other-than-temporary impairment as of March 31, 2008 and 2007.
Future maturities of debt securities and mutual fund classified as available-for-sale at March 31, 2008 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value

Due within one year	¥2,593	¥2,595	$25,969	$25,989
Due after one year through five years	6,543	6,544	65,528	65,538
Due after five years through ten years	1,323	1,305	13,250	13,070
After ten years	1,727	1,604	17,296	16,064

Total	¥12,186	¥12,048	$122,043	$120,661

Proceeds from sales of available-for-sale securities were ¥2,136 million ($21,392 thousand), ¥2,573 million and ¥2,903 million for the years ended March 31, 2008, 2007 and 2006, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 were ¥557 million ($5,578 thousand), ¥408 million and ¥510 million, respectively. The gross realized losses on the sales of available-for-sale securities for the year ended March 31, 2007 were ¥2 million. No realized losses were recorded in 2008 and 2006.
During the years ended March 31, 2008 and 2006, the Companies exchanged certain equity securities for other securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥95 million ($951 thousand) and ¥1,149 million in the years ended March 31, 2008 and 2006. No such exchanges were made in the year ended March 31, 2007.
The Companies recognized impairment charges on investments of ¥923 million ($9,244 thousand), ¥365 million and ¥65 million in the years ended March 31, 2008, 2007 and 2006, respectively.
Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and aggregated ¥1,019 million ($10,205 thousand) and ¥945 million at March 31, 2008 and 2007, respectively. The Companies write down these investments whenever the recorded value exceeds the Companies’ share of net assets of the investees. These investments were not evaluated for further impairment as the Companies did not identify any events or changes in circumstances that might have a significant adverse effect on the carrying value of the investments. It is not practicable to estimate the fair value of the investments.
The Company’s subsidiary in the United States of America adopted a non-qualified deferred compensation plan and trust agreement. Investments consist of several mutual funds, which are recorded at the fair market value of ¥56 million ($561 thousand) and ¥53 million as of March 31, 2008 and 2007, respectively.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2008	2007	2006	2008

Balance at beginning of year	¥82	¥92	¥72	$821
Charged to costs and expenses	10	10	29	100
Balances written-off/reversed	(15)	(20)	(9)	(150)

Balance at end of year	¥77	¥82	¥92	$771

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2008	2007	2006	2008

Balance at beginning of year	¥2,897	¥2,686	¥2,142	$29,014
Charged to costs and expenses	3,068	2,897	2,686	30,726
Balances utilized	(2,897)	(2,686)	(2,142)	(29,014)

Balance at end of year	¥3,068	¥2,897	¥2,686	$30,726

5.	INVENTORIES

Inventories at March 31, 2008 and 2007 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Finished products	¥25,653	¥24,691	$256,915
Work in process	3,097	4,110	31,017
Raw materials	1,270	1,398	12,719

Total	¥30,020	¥30,199	$300,651

6.	INVESTMENTS IN AFFILIATES

Investments are accounted for using the equity method of accounting if the investment provides the Companies the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Companies have an ownership interest in the voting stock of the investee of between 20% to 50%, although other factors are considered in determining whether the equity method of accounting is appropriate. The Companies record investments in equity method investees meeting these characteristics as “Investments in affiliates.” Under the equity method, the Companies record their proportionate share of an affiliate’s income or loss based on the most recently available financial statements. The difference between the amount at which an investment is carried and the amount of underlying equity in net assets consists of goodwill and other intangible assets. Intangible assets with estimable useful lives are amortized over such useful lives.

The Companies’ investments in affiliated companies and percentage of ownership at March 31, 2008 and 2007 include, among others, the following companies:

	2008
					Thousands of
			Millions of Yen		U.S. Dollars
		Yen	Aggregate Value	U.S. Dollar	Aggregate Value
	Percentage of	Quoted Market	of Quoted Market	Quoted Market	of Quoted Market
Name of Investee	Ownership (%)	Price	Price	Price	Price

Thai Wacoal Public Company Limited	34	¥111	¥4,488	$1,112	$44,947
Shinyoung Wacoal Inc.	25	15,064	3,389	150,866	33,941
Indonesia Wacoal Co., Ltd.	42
Taiwan Wacoal Co., Ltd.	50
House of Rose Co., Ltd.	20	1,370	1,302	13,721	13,040

	2007
			Millions of Yen
		Yen	Aggregate Value
	Percentage of	Quoted Market	of Quoted Market
Name of Investee	Ownership (%)	Price	Price

Thai Wacoal Public Company Limited	34	¥130	¥5,225
Shinyoung Wacoal Inc.	25	12,309	2,769
Indonesia Wacoal Co., Ltd.	42
Taiwan Wacoal Co., Ltd.	50
House of Rose Co., Ltd.	20	1,663	1,580
Peach John Co., Ltd.	49
The following tables represent the summarized information from the balance sheets and statements of operations for the affiliated companies which are accounted for under the equity method as of and for the years ended March 31, 2008 and 2007. As described in Note 9, Peach John Co., Ltd. (“PJ”), which was formerly accounted for under the equity method, became consolidated subsidiaries during the year.

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Current assets	¥40,330	¥48,058	$403,906
Noncurrent assets	37,690	32,291	377,466

Total	¥78,020	¥80,349	$781,372

Current liabilities	¥13,223	¥12,527	$132,429
Noncurrent liabilities	5,885	5,569	58,938
Minority interests	1	1	10
Net assets	58,911	62,252	589,995

Total	¥78,020	¥80,349	$781,372

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Net sales	¥81,466	¥75,414	$815,884
Gross profit	44,063	38,260	441,292
Income before income taxes	7,480	7,011	74,912
Net income	5,087	5,052	50,946

Dividends received from the affiliated companies were ¥806 million ($8,072 thousand), ¥607 million and ¥448 million during the years ended March 31, 2008, 2007 and 2006, respectively.

Acquisition of PJ - On June 2, 2006, the Company acquired 49% of the issued common shares of PJ, at the amount of ¥15,327 million and paid in cash. The Company accounted for this investment using the equity method for the year ended March 31, 2007, and recorded ¥358 million of equity net income for the year ended March 31, 2007. The amount recorded as investment in affiliated companies as of March 31, 2007 included goodwill of ¥6,297 million and intangible assets of ¥6,521 million, if consolidated.

During the year ended March 31, 2008, the Company identified a decline in fair value of PJ’s shares and recognized an impairment loss of ¥4,694 million ($47,011 thousand), which was included in equity in net loss of affiliated companies.

On January 10, 2008, the Company acquired remaining 51% common shares of PJ, and made it a wholly owned subsidiary. The Company consolidated the balance sheet of PJ as of February 29, 2008 which was the most recent fiscal year end of PJ subsequent to the acquisition date. Income from PJ’s operation for the period from March 1, 2007 to February 29, 2008 was accounted for under equity method and included in equity in net (loss) income of affiliated companies in the consolidated statements of income. As such, balance sheet information of PJ is included in the table above as of March 31, 2007, but not as of March 31, 2008. Also the income statement information of PJ for the years ended March 31, 2007 and 2008 is included in the table above.

7.	SHORT-TERM BANK LOANS AND LEASE OBLIGATIONS

Short-term bank loans at March 31, 2008 and 2007 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Unsecured bank loans	¥5,572	¥5,822	$55,804
The weighted average annual interest rates on short-term bank loans as of March 31, 2008 and 2007 were 1.3% and 0.9%, respectively.

Lease obligations at March 31, 2008 and 2007 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Lease obligations	¥129	¥162	$1,292
Less current portion	(48)	(51)	(481)

Lease obligations, less current portion	¥81	¥111	$811

The future minimum payments required at March 31, 2008 were as follows:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2009	¥48	$481
2010	81	811

Total	¥129	$1,292

In 2008 and 2007, no assets were pledged as collateral.

8.	LEASES

The Companies lease most of their store premises, some of their distribution centers, and certain equipment. Most leases have automatic renewal provisions and allow the Companies to extend the lease term beyond the initial base period, subject to the terms agreed at lease inception. Future minimum rental commitments on non-cancelable operating leases are presented below:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2009	¥1,102	$11,037
2010	876	8,773
2011	655	6,560
2012	543	5,438
2013	538	5,388
Thereafter	1,389	13,911

Total	¥5,103	$51,107

Rental expenses were ¥3,979 million ($39,850 thousand), ¥3,795 million and ¥3,844 million for the years ended March 31, 2008, 2007 and 2006, respectively.

9.	ACQUISITION

On January 10, 2008, the Company acquired the remaining 51% of the outstanding common shares of PJ, primarily a mail-order innerwear retailer, through share exchange. Until then, the Company had held a 49% of the issued common shares since the initial acquisition on June 2, 2006. This acquisition enables the Company to expand its innerwear operations’ market area by including customer age groups and product styles that it has not been able to develop fully.

This transaction was accounted for as a purchase. PJ is included in the Company’s consolidated balance sheet as of March 31, 2008 based on PJ’s fiscal year end, which is February 29, 2008. However, because PJ’s results of operations and change in financial position between January 10, 2008 and March 31, 2008 were not significant, the Company continued to account for its investment using the equity method and the income from PJ’s operations for the fiscal year ended February 29, 2008 was included in equity in net (loss) income of affiliated companies in the consolidated statements of income.

The purchase cost of the additional shares was ¥9,266 million ($92,799 thousand), which consisted of the fair value of the shares distributed to the shareholder of PJ and the direct costs of the business combination. As consideration for the acquisition, the Company distributed 3,261,400 new shares and 3,440,000 shares of treasury stock to the shareholder of PJ. Those shares were valued at ¥1,372 per share which is the five-day average stock price before the acquisition announcement on November 9, 2007.

The purchase price of additional PJ shares has been allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed. The Company’s new basis of investments in PJ was ¥21,814 million ($218,468 thousand), including the initial investment of ¥10,670 million for the 49% shares and the corresponding amount of deferred tax liability of ¥1,878 million for the outside basis temporary differences, which the Company recognized on investment in PJ upon the acquisition.

As a result of the allocation of new basis of investment in PJ, the Company recognized goodwill of ¥11,203 million ($112,198 thousand) and intangible assets of ¥8,677 million ($86,900 thousand), in aggregate, which were classified as goodwill and other intangible assets in the consolidated balance sheets. Intangible assets consist of trademark of ¥5,316 million ($53,240 thousand) and customer list of ¥3,361 million ($33,660 thousand). The trademark is not subject to amortization and the customer list is subject to amortization over estimated useful life of 7 years. Goodwill is not deductible for tax purpose.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	2008
	Millions of	Thousands of
	Yen	U.S. Dollars

Current assets	¥6,808	$68,182
Property, plant, and equipment	698	6,991
Intangible assets	8,677	86,901
Goodwill	11,203	112,198
Other assets	692	6,930

Total assets acquired	28,078	281,202

Current liabilities	2,432	24,356
Long-term debt	3,832	38,378

Total liabilities assumed	6,264	62,734

Net assets acquired	¥21,814	$218,468

     Unaudited Pro Forma Results
Unaudited pro forma financial information is presented below as if the acquisition of PJ occurred at the beginning of the 2007 and fiscal year.

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Pro forma sales	¥180,407	¥181,820	$1,806,780
Pro forma operating income	14,627	14,219	146,490
Pro forma net income	5,492	9,802	55,003

	Yen		U.S. Dollars
	2008	2007	2008

Pro forma earnings per share	¥39	¥66	$389

10.	GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets acquired during the year ended March 31, 2008 totaled ¥10,568 million ($105,839 thousands) which are primarily consist of trademark of ¥5,316 million ($53,240 thousand), customer list of ¥3,361 million ($33,660 thousand) and software of ¥1,807 million ($18,097 thousand). Trademark and customer list are recorded from acquired business. Trademark is not subject to amortization and customer list is subject to amortize over estimated useful life of 7 years.

The components of acquired intangible assets excluding goodwill at March 31, 2008 and 2007 were as follows:

	2008
	Millions of Yen		Thousands of U.S. Dollars
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
Year Ending March 31	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer list	¥3,361		$33,660
Software	5,633	¥2,356	56,415	$23,595
Other	1,414	251	14,161	2,514

Total	¥10,408	¥2,607	$104,236	$26,109

Unamortized intangible assets:
Trademark	¥5,316		$53,240
Other	99		991

Total	¥5,415		$54,231

	2007
	Millions of Yen
	Gross
	Carrying	Accumulated
Year Ending March 31	Amount	Amortization

Amortized intangible assets:
Software	¥4,047	¥1,893
Other	1,451	229

Total	¥5,498	¥2,122

Unamortized intangible assets:
Other	¥94

Aggregate amortization expenses related to intangible assets and future estimated amortization expense was as follows:

	Millions	Thousands of
Year Ending March 31	of Yen	U.S. Dollars

Aggregate amortization expense
2008	¥909	$9,104
Estimated amortization expense
2009	1,379	13,811
2010	1,260	12,619
2011	1,200	12,018
2012	1,084	10,856
2013	841	8,423

Total	¥5,764	$57,727

The changes in the carrying amount of goodwill for the year ended March 31, 2008, were as follows:

	Millions	Thousands of
	of Yen	U.S. Dollars

Balance at April 1, 2007	¥	$
Reclassification from an investment accounted for using the equity method	3,908	39,138
Goodwill acquired during year	7,295	73,060

Balance at March 31, 2008	¥11,203	$112,198

11.	TERMINATION AND RETIREMENT PLANS

Employee Retirement Plans — The Companies sponsor termination and retirement benefit plans that cover substantially all employees. Benefits are based on the employee’s years of service, position and performance. If the termination is involuntary or caused by death, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Companies have a contributory defined retirement benefit plan, several partially funded plans administered by independent trustees and several unfunded termination plans administered by the Companies. Benefits under the contributory defined retirement benefit plan are usually paid in a lump sum at the earlier of termination or retirement, although periodic payments are available under certain conditions. Benefits under the other termination and retirement benefit plan are paid either as a lump-sum payments or a periodic payments under certain conditions. The benefits are usually paid as a lump-sum payment, if the employee resigns before the mandatory retirement age.

On March 31, 2007, the Companies adopted the recognition and disclosure provision of SFAS No. 158, “Employers Accounting for Deferred Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 required the Companies to recognize the funded status of their pension plans in the March 31, 2007 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income. The adjustment to accumulated other comprehensive income at adoption consisted of the unrecognized actuarial gain and the unrecognized prior service benefit, all of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provisions of SFAS No. 87. Upon adoption, the Companies recorded a net-of-tax amount of ¥4,130 million to the ending balance of accumulated other comprehensive income. The adoption of SFAS No. 158 had no effect on the consolidated statements of income for the year ended March 31, 2007, or for any prior period presented.

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Change in benefit obligation:
Benefit obligation at beginning of year	¥33,059	¥32,687	$331,087
Service cost	858	936	8,593
Interest cost	761	748	7,622
Participants’ contributions	73	75	731
Actuarial loss	(1,041)	(245)	(10,426)
Benefits paid from plan assets	(394)	(883)	(3,946)
Settlement paid from plan assets	(569)	(105)	(5,699)
Settlement paid by the Companies	(187)	(154)	(1,873)
Increase due to change in scope of consolidation	259		2,594

Benefit obligation at end of year	32,819	33,059	328,683

Change in plan assets:
Fair value of plan assets at beginning of year	¥38,048	¥35,860	$381,052
Actual return on plan assets	(5,581)	581	(55,894)
Employer contributions	2,490	2,520	24,938
Participants’ contributions	73	75	731
Benefit payments	(394)	(883)	(3,946)
Settlement payments	(569)	(105)	(5,699)

Fair value of plan assets at end of year	34,067	38,048	341,182

Funded status at end of year	¥1,248	¥4,989	$12,499

     Amounts recognized in the consolidated balance sheets at March 31, 2008 and 2007 consist of:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Prepaid pension cost	¥3,444	¥7,089	$34,492
Accrued expenses	(104)	(113)	(1,042)
Reserves for retirement benefit	(2,092)	(1,987)	(20,951)

	¥1,248	¥4,989	$12,499

     Amounts recognized in accumulated other comprehensive income at March 31, 2008 and 2007 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Actuarial (loss) gain	¥(4,705)	¥702	$(47,121)
Prior service benefit	5,572	6,263	55,803

	¥867	¥6,965	$8,683

     The accumulated benefit obligation for all domestic defined benefit plans at March 31, 2008 and 2007 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2008	2007	2008

Accumulated benefit obligation	¥31,842	¥31,022	$318,898
     Net periodic benefit costs for the Companies’ plans consisted of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2008	2007	2006	2008

Service cost	¥858	¥936	¥1,228	$8,593
Interest cost on projected benefit obligation	761	748	722	7,622
Expected return on plan assets	(788)	(726)	(608)	(7,892)
Net amortization	(770)	(826)	12	(7,712)
Settlement gain			(256)

	¥61	¥132	¥1,098	$611

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.
Other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ended March 31, 2008 were as follows:

	Millions	Thousands of
	of Yen	U.S. Dollars

Current year actuarial loss	¥(5,328)	$(53,360)
Amortization of actuarial gain	(79)	(791)
Amortization of prior service benefit	(691)	(6,920)

	¥(6,098)	$(61,071)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are summarized as follows:

	2008
	Millions	Thousands of
	of Yen	U.S. Dollars

Actuarial gain	¥823	$8,242
Prior service benefit	(691)	(6,920)
The Companies use a March 31 measurement date for the majority of its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligation liabilities shown above were as follows:

	2008	2007

Discount rate	2.5%	2.5%
Rate of increase in future compensation	0.0%	0.5%
The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2008	2007	2006

Discount rate	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
Rate of increase in future compensation	0.5%	0.5%	0.5%
The Company’s wholly owned subsidiary, Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five-year average of the effective yields on the 20-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.
The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data. The estimated long-term rate of return is based on an asset allocation of equity securities of 36.0%, debt securities of 52.0%, and other investments of 12.0%.
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

The asset allocation at March 31, 2008 and 2007 was as follows:

	2008	2007

Equity securities	45.4%	54.8%
Debt securities	44.4%	34.9%
Life insurance company general accounts	8.4%	5.7%
Cash and cash equivalents	1.8%	4.6%
The target allocation percentages are reviewed and approved by the Pension Committee. The actual allocations for 2008 and 2007 are different from the target allocation percentages primarily because the Company maintained additional equity securities as the separate plan asset which was contributed to the plan based on an agreement between the Company and employees and are not governed by the Pension Committee. As such, the actual allocation percentage of equity securities to the total plan assets is higher than the target allocation, and similarly, the actual allocation for the debt securities and other types of assets are lower than the target allocation.
The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥2,331 million ($23,345 thousand) to their plans in the year ending March 31, 2009.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Millions	Thousands of
Year Ending March 31	of Yen	U.S. Dollars

2009	¥1,109	$11,107
2010	1,158	11,597
2011	1,249	12,509
2012	1,365	13,671
2013	1,537	15,393
2014 — 2018	9,203	92,168
Employee Early Retirement Program — The Companies provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥51 million ($511 thousand), ¥14 million and ¥364 million were paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2008, 2007 and 2006, respectively.
Special Termination Benefit — In November 2005, the Company announced a special voluntary retirement plan to eliminate approximately 300 positions to improve the labor structure at March 31, 2006. Employees who would be more than 50 years-old at March 31, 2006 could apply to this program. As of March 31, 2006, the Company had eliminated 362 positions and paid the special termination benefit of ¥6,931 million.
In March 2006, Fukushima Wacoal Sewing Corp., a subsidiary of the Companies, terminated its operations and paid an aggregate ¥590 million in special termination benefits to its employees. Those payments were also charged to special retirement related expenses. In addition to those charges, a gain on settlement of ¥256 million was credited to selling, general and administrative.

Termination Plan for Directors and Corporate Auditors - The Company and certain subsidiaries had termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of its shareholders. The amount of benefit for each individual was fixed as of June 29, 2005 and will remain frozen until the retirement of each respective director and corporate auditor. The outstanding liabilities at March 31, 2008 and 2007 were ¥368 million ($3,686 thousand) and ¥373 million, respectively, and were recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with EITF 88-1, the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors at March 31, 2008 and 2007 were ¥90 million ($901 thousand) and ¥85 million, respectively, and were included in liability for termination and retirement benefits.

12.	SHAREHOLDERS’ EQUITY

Since May 1, 2006, Japanese companies have been subject to the Corporate Law of Japan (the “Corporate Law”), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Corporate Law that affect financial and accounting matters are summarized below:
(a)	Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors.

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

The amount of retained earnings available for dividends under the Corporate Law was ¥101,694 million ($1,018,468 thousand) as of March 31, 2008, based on the amount recorded in the parent company’s general books of account.

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

(c)	Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.
13.	OTHER COMPREHENSIVE (LOSS) INCOME

The changes in the components of accumulated other comprehensive (loss) income were reported net of income taxes as follows:

	Millions of Yen
	2008			2007			2006
	Pre-Tax	Tax	Net	Pre-Tax	Tax (Expense)	Net	Pre-Tax	Tax (Expense)	Net
	Amount	Expense	Amount	Amount	Credit	Amount	Amount	Credit	Amount

Foreign currency translation adjustments	¥(506)	¥38	¥(468)	¥1,598	¥(146)	¥1,452	¥3,345	¥(261)	¥3,084
Unrealized (loss) gain on securities:
Unrealized holding (loss) gain	(14,658)	5,972	(8,686)	56	(15)	41	13,761	(5,531)	8,230
Reclassification adjustments	(754)	307	(447)	129	(53)	76	(816)	332	(484)

Net unrealized (loss) gain	(15,412)	6,279	(9,133)	185	(68)	117	12,945	(5,199)	7,746
Pension liability adjustment	(6,098)	2,482	(3,616)

Other comprehensive (loss) income	¥(22,016)	¥8,799	¥(13,217)	¥1,783	¥(214)	¥1,569	¥16,290	¥(5,460)	¥10,830

	Thousands of U.S. Dollars
	2008
	Pre-Tax	Tax	Net
	Amount	Expense	Amount

Foreign currency translation adjustments	$(5,068)	$381	$(4,687)
Unrealized loss on securities:
Unrealized holding loss	(146,800)	59,810	(86,990)
Reclassification adjustments	(7,552)	3,075	(4,477)

Net unrealized loss	(154,352)	62,885	(91,467)
Pension liability adjustment	(61,071)	24,856	(36,215)

Other comprehensive loss	$(220,491)	$88,122	$(132,369)

14.	INCOME TAXES

Income before income taxes, equity in net income of affiliated companies, and minority interests is summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2008	2007	2006	2008

Japan	¥15,959	¥14,487	¥4,695	$159,830
Foreign	(1,606)	(567)	(1,229)	(16,084)

Total	¥14,353	¥13,920	¥3,466	$143,746

Income taxes expense consists of:

				Thousands of
	Millions of Yen			U.S. Dollars
	2008	2007	2006	2008

Current:
Japan	¥4,652	¥1,446	¥2,669	$46,590
Foreign	925	1,428	599	9,264

	¥5,577	¥2,874	¥3,268	$55,854

Deferred:
Japan	¥280	¥3,854	¥(1,845)	$2,804
Foreign	(4)	(226)	36	(40)

	¥276	¥3,628	¥(1,809)	$2,764

Total income taxes	¥5,853	¥6,502	¥1,459	$58,618

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2008, 2007 and 2006:

	2008	2007	2006

Normal Japanese statutory rates	40.7%	40.7%	40.7%
Increase in taxes resulting from:
Permanently non-deductible expenses	2.9	6.5	9.9
Change in valuation allowance	(1.5)	(2.0)	0.0
Undistributed earnings of foreign subsidiaries	2.6	0.8	2.9
Differences in subsidiaries’ tax rate	(2.5)	(0.8)	(4.7)
Tax exemption	(0.2)	(1.3)	(3.2)
Tax loss on investment in subsidiaries			(4.9)
Other — net	(1.2)	2.8	1.4

Effective tax rates	40.8%	46.7%	42.1%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2008 and 2007 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2008		2007		2008
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Sales returns	¥1,082		¥1,117		$10,836
Allowance for doubtful receivables		¥252		¥383		$2,524
Inventory valuation	1,201		1,273		12,028
Intercompany profits	248		218		2,484
Accrued bonuses	1,420		1,392		14,221
Valuation loss on investments	1,141		760		11,427
Gain on sales of property, plant and equipment		1,753		1,724		17,556
Undistributed earnings of foreign subsidiaries		2,695		2,742		26,990
Net unrealized gain on securities		4,511		10,691		45,178
Net realized gain on exchange of equity securities		2,453		2,415		24,567
Capitalized supplies	291		330		2,914
Enterprise taxes	363		126		3,636
Accrued vacation	902		812		9,034
Pension expense	966	815	753	2,331	9,675	8,162
Fixed assets	1,343		1,445		13,450
Tax loss carryforwards	2,054		1,795		20,571
Intangible assets		3,532				35,373
Investment in a subsidiary		1,878				18,808
Other temporary differences	679	37	838	39	6,800	371

Total	11,690	17,926	10,859	20,325	117,076	179,529
Valuation allowance	(1,418)		(1,465)		(14,202)

Total	¥10,272	¥17,926	¥9,394	¥20,325	$102,874	$179,529

A valuation allowance was recorded against the deferred tax assets, primarily related to loss carryforwards of certain domestic and foreign subsidiaries. The valuation allowance decreased by ¥47 million ($471 thousand) for the year ended March 31, 2008 and decreased by ¥186 million for the year ended March 31, 2007.

At March 31, 2008, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

	Millions of	Thousands of
Year Carryforward Expires	Yen	U.S. Dollars

2009	¥84	$841

2010	821	8,222

2011	934	9,354

2012	654	6,550

2013	408	4,086

	Millions of	Thousands of
Year Carryforward Expires	Yen	U.S. Dollars

2014	722	7,231

2015	638	6,390

Indefinitely until utilized	1,136	11,377

Total	¥5,397	$54,051

The portion of the undistributed earnings of foreign subsidiaries which are deemed to be permanently invested amounted to ¥5,239 million ($52,469 thousand) and ¥3,556 million at March 31, 2008 and 2007, respectively. It is not practicable to determine the unrecognized deferred tax liability on these earnings.

The Companies adopted FIN 48 effective April 1, 2007. As a result of implementation of FIN 48, the Companies recognized a tax benefit of ¥181 million ($1,813 thousand) as of April 1, 2007, and did not require a cumulative-effect adjustment to retained earnings.

A reconciliation of beginning and ending amount of unrecognized tax benefits was as follows:

	Millions of	Thousands of
	Yen	U.S. Dollars

Balance at beginning of year	¥181	$1,813

Additions based on tax positions related to the current year	332	3,325

Additions for tax positions of prior years	29	290

Reductions for tax positions of prior years	(122)	(1,222)

Balance at end of year	¥420	$4,206

Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is ¥420 million ($4,206 thousand).

The Companies recognize interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Total amounts of interest and penalties recognized in the consolidated statements of income for the year ended March 31, 2008 were not material.

The Companies file income tax returns in Japan and various foreign tax jurisdictions. With few exceptions, the Companies are no longer subject to regular income tax examinations by the tax authority for years before 2007. The tax authorities are currently conducting transfer pricing examinations of certain subsidiaries in Japan and the United States.

15.	RELATED PARTY TRANSACTIONS

The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliates of the Companies. The Companies purchased merchandise from affiliates in the amount of ¥1,031 million ($10,325 thousand), ¥1,588 million, and ¥1,811 million in the fiscal years ended March 31, 2008, 2007 and 2006. The accounts payable to affiliates were ¥48 million ($481 thousand) and ¥9 million at March 31, 2008 and 2007, respectively.

The Companies also sell supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥803 million ($8,042 thousand), ¥1,042 million, and ¥1,494 million in fiscal years ended March 31, 2008, 2007 and 2006. The accounts receivable from affiliates were ¥60 million ($601 thousand) and ¥103 million at March 31, 2008 and 2007, respectively.

16.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT

The Company accounts for its earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Fully diluted income per share is not computed as there are no common stock equivalents.

The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding used in the computations was 141,304,256 shares for 2008, 142,910,187 shares for 2007 and 143,933,607 shares for 2006.

17.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents and short-term bank loans approximates fair value because of the short maturities of these instruments. The fair values of current and noncurrent marketable securities, as presented in Note 3, are primarily estimated based on quoted market prices for these securities. However, the fair values of investments in non-marketable equity securities are impracticable to estimate as the investments represent stocks of companies which are not publicly traded.

The fair value of long-term debt, including current portion, consists of lease obligation, and there is no long-term debt which is required to disclose its fair value at March 31, 2008 and 2007.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

Forward Currency Exchange Contracts - The Company occasionally uses forward currency exchange contracts to manage its exposure to foreign currency fluctuation on the transactions denominated in foreign currencies. At March 31, 2008, the notional amount of its open forward currency contract was for the purchase of $18,800 thousand U.S. dollars. The Company recorded the changes in the fair value of the derivative contract of ¥35 million ($351 thousand) in other expense since it was not designated as a hedge in the year ended March 31, 2008. No derivative contract was outstanding as of March 31, 2007 and 2006.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores, general merchandise stores and other general retailers and to specialty stores. No single customer constitutes 10.0% or more of the total sales, although the general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 11.2%, 10.1% and 10.1% of the total sales in fiscal years ended March 31, 2008, 2007 and 2006, respectively.

18.	SUBSEQUENT EVENT

On May 29, 2008, the Board of Directors resolved to pay a cash dividend of ¥125 ($1.25) per 5 shares of common stock to holders of record as of March 31, 2008 (aggregate amount of ¥3,584 million ($35,894 thousand)).
* * * * * *