Form 20-F/A
period 2008-03-31
WACOAL HOLDINGS CORP
filed 2008-08-05
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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
EX-12.1 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-12.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.1 CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
EX-13.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A is being filed to amend our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which was filed with the Securities and Exchange Commission on July 24, 2008. The purpose of this amendment is to incorporate information omitted from Item 6.C under the subtitle “Exemptions from Certain Corporate Governance Requirements of Nasdaq”. This Amendment No. 1 on Form 20-F/A does not reflect any events that have occurred after July 24, 2008.
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

Date: August 5, 2008

6