Form 20-F
period 2009-03-31
WACOAL HOLDINGS CORP
filed 2009-07-29
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ____________ TO ____________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ____________
Commission file number 000-11743
KABUSHIKI KAISHA WACOAL HOLDINGS
(Exact Name of Registrant as Specified in Its Charter)
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name Into English)
Japan
(Jurisdiction of Incorporation or Organization)
29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan
(Address of Principal Executive Offices)
Masaya Wakabayashi, +81-75-682-1006, m-wakaba@wacoal.co.jp, +81-75-672-3219
29 Nakajima-cho, Kissyoin, Minami-ku, Kyoto 601-8530, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock	NASDAQ Capital Market
American Depositary Shares (each representing 5 shares of such Common Stock)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Stock Outstanding:
140,450,847 shares
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
Yes ☑          No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐          No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Non-Accelerated Filer ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐          Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to the impact of the ongoing global economic downturn and financial crisis, our development and sale of products, the expansion and operation of our specialty retail store network, our sales activities through catalog and Internet channels, the implementation of our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives, continued development of our overseas business and operations, developments in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.
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

CERTAIN REFERENCES
     As used in this annual report on Form 20-F, unless the context otherwise requires, the “Company” and “Wacoal Holdings” refer to Wacoal Holdings Corp., and “Wacoal”, “we”, “us”, “our” and similar terms refer to Wacoal Holdings Corp. and its consolidated subsidiaries.
     The Company’s fiscal year-end is March 31. In this annual report, “fiscal 2009” refers to our fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner.
CURRENCIES AND EXCHANGE RATES
     We publish our financial statements in Japanese yen. In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “yen” or “¥” are to the currency of Japan.
     Solely for your convenience, certain yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted in U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥94.86 to $1.00 on July 24, 2009.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     The following selected historical consolidated financial data of Wacoal Holdings have been derived from the audited consolidated financial statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2009, 2008, 2007, 2006 and 2005. The selected consolidated income statement data for the fiscal years ended March 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of March 31, 2009 and 2008, are derived from the audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 2006 and 2005, and selected consolidated balance sheet data as of March 31, 2007, 2006 and 2005, are derived from Wacoal Holdings’ audited consolidated financial statements not included in this annual report.

		Fiscal year ended/as of March 31,
	2009		2008	2007	2006	2005
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Income Statement Data
Net sales	¥172,276	$1,737,529	¥165,761	¥166,410	¥164,122	¥160,968
Operating income	10,129	102,158	13,540	12,896	1,333	11,766
Net income	5,230	52,748	4,966	9,029	2,821	6,790

Balance Sheet Data
Working capital[1]	¥58,676	$591,790	¥62,835	¥58,047	¥75,208	¥85,330
Total assets	213,486	2,153,162	241,619	250,266	242,296	226,196
Short-term bank loans	5,221	52,658	5,572	5,822	6,392	6,752
Long-term debt (including current portion)	81	817	129	162	66	159
Common stock	13,260	133,737	13,260	13,260	13,260	13,260
Shareholders’ equity	165,873	1,672,950	185,113	193,278	186,475	175,746

Per American Depositary Share Data (One ADR represents 5 shares of common stock):
Net income:
Basic	¥184	$1.86	¥176	¥316	¥98	¥236
Diluted	¥184	$1.86	¥176	¥316	¥98	¥236
Cash dividends declared:
Japanese yen	¥125	—	¥125	¥110	¥100	¥100
U.S. dollars	—	$1.26	$1.25	$0.94	$0.85	$0.93

Other Data
Weighted average number of shares of common stock outstanding (thousands)	142,317	—	141,304	142,910	143,934	143,956

1.	Working capital equals total current assets less total current liabilities.

     We publish our financial statements in yen. The following table sets forth information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per $1.00 during the periods shown. The noon buying rate was ¥94.86 to $1.00 on July 24, 2009.

	Year ended March 31,
Yen exchange rates per U.S. dollar	2009	2008	2007	2006	2005

Period end	¥99.15	¥99.85	¥117.56	¥117.48	¥107.22
Average rate during period	100.85	113.61	116.55	113.67	107.28
Highest rate during period	110.48	124.09	121.81	120.93	114.30
Lowest rate during period	87.80	96.88	110.07	104.41	102.26

Yen exchange rates	Highest rate	Lowest rate
per U.S. dollar	during period	during period
January 2009	¥94.20	¥87.80
February 2009	98.55	89.09
March 2009	99.34	93.85
April 2009	100.71	96.49
May 2009	99.24	94.45
June 2009	98.56	95.19

1.	All figures have been derived from figures released through the web site of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

B. Capitalization and Indebtedness.
     Not applicable.
C. Reasons for the Offer and Use of Proceeds.
     Not applicable.
D. Risk Factors.
     Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on our results of operations and financial condition, and a material decline in the trading price of our common stock and American Depositary Shares, or ADSs.
The recent global economic downturn and financial crisis, which has weakened the Japanese economy, could negatively affect our business, results of operations and financial condition
     The recent global economic downturn and financial crisis has affected many of the world’s largest economies, including those of Japan and the United States, where we have generated most of our sales in recent years. During fiscal 2009, the Japanese market accounted for approximately 87.0% of our sales, and the U.S. and European markets accounted for approximately 8.6%. In the major markets in which we operate, many companies and institutions currently face extreme financial difficulty, including declines in asset prices, liquidity problems and limited availability of credit. It is uncertain how long this crisis will last, but many economies may have entered a deep and prolonged recession. Such declines in economic activity may have a material adverse effect on our sales, results of operations and financial condition. Our businesses may be particularly sensitive to declines in consumer spending. In addition, the financial crisis may result in lower returns or losses on our financial investments.
Continued difficulties faced or changes in business policies made by department stores, general merchandise stores and other general retailers in Japan would hurt our business
     In fiscal 2009, a substantial majority of our net sales were made to department stores, general merchandise stores and other general retailers in Japan. We are attempting to increase our sales made through our own specialty retail store network, our catalog business and our Internet operations. However, we expect that the majority of our net sales will continue to be made through department stores, general merchandise stores and other general retailers in Japan for the foreseeable future.
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

     An important factor affecting the competitive environment in our industry in recent years has been the increased penetration of lower priced garments in the market. Factors driving this trend include increased product sourcing and production in China, Vietnam and other lower-cost countries, the introduction of new manufacturing technologies, consolidation in the retail industry and a prolonged period of sluggish consumer spending, particularly in Japan. We believe this trend has been accelerated by the global economic downturn and financial crisis, which began in fiscal 2009. Our strategy of focusing on the higher end of the intimate apparel market may help us avoid potential negative effects of such trends on our business and performance, including possible loss of market share and reduced profitability. However, we are affected by these competitive trends and our strategy may not be successful.
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
Our specialty retail store network expansion may not lead to improved sales and profits
     As of March 31, 2009, we had a total of 102 specialty retail stores, including 14 factory outlet stores. Through our specialty retail stores, we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products.
     In particular, we believe our ability to increase sales to younger women is key to our ability to increase our sales in the future. We entered into a strategic tie-up with Peach John Co., Ltd. (“Peach John”) in June 2006 by acquiring a 49% interest. We acquired the remaining 51% interest in January 2008 in an effort to strengthen our specialty retail store marketing efforts aimed at younger women.
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
We may experience difficulties in successfully increasing our catalog and Internet sales
     We believe that our catalog and Internet sales will be increasingly important in achieving sales growth, and we are seeking to strengthen our capabilities in these channels. However, we face challenges in our catalog and Internet sales strategies. Our sales through these channels currently represent a small share of our overall sales. We face intense competition in our catalog and Internet business, and many of our competitors have more experience and have devoted more resources to these channels than we have. Additionally, our profit margins on catalog and Internet sales are typically lower than our profit margins on products sold through our core general retailer channel, and thus even higher sales volume through the catalog and Internet channels may not adequately replace sales through our core channels. Although our acquisition of Peach John—which has a large share of catalog sales to young people in Japan—will contribute to our efforts in this area, we believe that we need to make further system investments in order to expand our catalog and Internet sales for our group as a whole. However, we may not be successful in increasing our catalog and Internet sales sufficiently to compensate for continued flat or declining sales through our core general retailer channel, which could have a material adverse effect on our financial condition and operating results and may lead to impairment charges against goodwill and intangible assets recorded in connection with our acquisition of Peach John.
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
Improvement in our profitability will largely depend on our ability to reduce costs
     Reducing our cost of conducting business is a key element of our strategy to improve our profitability and business performance. In recent years we have taken certain steps intended to reduce our costs. For example, in order to improve the efficiency of our product distribution system, we reduced the number of our distribution centers from 18 in 1998 to 4 as of March 31, 2009. We are also taking steps to reduce our labor costs in Japan, such as closing production facilities, implementing an early retirement program and undertaking a reform of our pension plan. We are also seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. Additionally, we are reorganizing production functions and taking other steps to reduce manufacturing costs.
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

We may face increasing risks relating to conducting business internationally
     In fiscal 2009, approximately 87% of our sales were made in Japan. However, we have gradually increased both the amount of goods we produce and the amount of raw materials we procure in lower-cost countries, such as China—a trend we expect to continue. In addition, we are making efforts to expand our product sales in overseas markets, including in the United States, Europe and China. These initiatives and trends may increasingly subject us to various risks relating to the conduct of our business abroad, including:
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
We may not be successful with acquisitions and other strategic transactions with third parties
     As part of our CAP 21 strategic plan, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. Two of our most recent key transactions are as follows:
•	Peach John. In June 2006 we entered into a business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company-owned retail store sales, by acquiring a 49% interest. In January 2008, we acquired the remaining 51% interest and made Peach John a wholly owned subsidiary.

•	Lecien. In May 2009, we entered into a share exchange agreement with Lecien Corporation (“Lecien”), which manufactures and sells women’s innerwear, clothing and accessories for the Japanese market, pursuant to which Lecien will become our wholly-owned subsidiary. We expect the share exchange to be implemented by August 17, 2009.
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

     Other potential risks that may arise from our strategic transactions include the following:
•	difficulty and expense of assimilating the operations, technology and personnel of an acquired business;

•	our inability to retain the management, key personnel and other employees of an acquired business;

•	our inability to maintain an acquired company’s relationships with customers, suppliers and other key third parties;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	the diversion of our management’s attention from our core business;

•	impairment charges we would have to take if we were to conclude that there had been an other-than-temporary decline in the fair value of our investment in an investee company, below its carrying value if, for example, the investee business were not generating increasing cash flows as quickly as we had expected at the time of our initial investment;

•	possible impairment charges to goodwill or intangible assets; and

•	failure to achieve any intended cost reductions through unsuccessful integration of or cooperation between our businesses with those of our counterparties.
     If any of these or any other material risks occur, it could have an adverse effect on a business we acquire, as well as the results, financial condition and cash flow of our existing operations. For example, Peach John operated below the initial plan following the initial capital alliance, and we recorded ¥4,694 million in investment losses in equity in net loss of affiliated companies for fiscal 2008.
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
     In order for us to secure and maintain an advantageous position in the market, we need to protect our trade secrets, such as manufacturing technology and product information. If these trade secrets are divulged by any party related to us or infringed by another company, our business or financial condition could be materially affected.
If we fail to maintain adequate internal controls over financial reporting we may not be able to produce reliable financial reports in a timely manner or prevent financial fraud
     Beginning with our annual report on Form 20-F for fiscal 2007, we are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.
     As a result of evaluations conducted by management and independent external auditors for fiscal 2007, 2008 and 2009, we did not discover any material deficiencies. However, we recognize that there are certain improvements that we should make with particular aspects of our internal controls.
     In addition, although we have a policy of actively responding to identified deficiencies at the group level, there is a possibility that we may not be able to successfully implement revised controls and procedures, and our revised controls and procedures may not be effective in remedying any deficiencies that are identified.
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

Our holdings of equity securities expose us to market risks
     We hold equity and other securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities, or in the Japanese equity markets in general, could have an adverse impact on our financial results in the relevant reporting period. For example, although our balance sheet as of March 31, 2009 showed an unrealized gain on securities of ¥325 million, we were required to recognize a valuation loss on our equity securities holdings of ¥3,550 million for fiscal 2009. This loss recognition was primarily the result of a determination that a decrease in the fair market value of certain equity securities was other-than-temporary.
     In addition, if there is a decrease in our pension assets due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our performance and financial condition. For example, our selling, general and administrative expenses for fiscal 2009 increased as compared to such expenses for fiscal 2008, due in part to a significant increase in the actuarial loss in our pension plans caused by poor returns on the securities included in the plan assets.
Natural disasters and epidemics could affect our manufacturing abilities or sales results
     In the event of a large earthquake or other natural disaster, or the outbreak of an epidemic, that impacts our employees or our ability to continue using any of our sales or manufacturing facilities, our sales and marketing efforts would be adversely impacted and we would face the possibility of work delays or stoppages, any of which could have a negative effect on our business. In addition, any such natural disaster or epidemic would also have a large impact on consumer activity, which would have a significant impact on the sales of our products. For instance, there have been recent reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis, which in turn could have an adverse effect on our sales and operating results.
We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs
     We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our common stock or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common stock or ADSs during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

     The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (i) 75% or more of our gross income for such taxable year is passive income, or (ii) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (i) held directly a proportionate share of the other corporation’s assets, and (ii) received directly a proportionate share of the other corporation’s income.
     We believe we may have been a PFIC for the taxable year ended March 31, 2009, and may be a PFIC for the current taxable year. Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state, local and foreign tax consequences of our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10.E. Taxation—U.S. Federal Income Taxation—Taxation of U.S. Holders—Passive Foreign Investment Company” below.
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
As a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights
     The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends and distributions collected from us. However, in the holder’s capacity as an ADS holder, that holder will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

Japan’s unit share system imposes restrictions on holdings of our common stock that do not constitute whole units
     The Company Law of Japan allows companies to set one “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under our articles of incorporation, one unit of our shares is comprised of 1,000 shares, equivalent to 200 ADSs. Each unit of our shares has one vote. A holder who owns shares or ADSs, in other than multiples of 1,000 or 200, respectively, will own less than a whole unit. Our articles of incorporation, in accordance with the Japanese Company Law, impose significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders’ meeting and to bring derivative actions. Under the unit share system, holders of our shares constituting less than one unit have the right to require us to purchase their shares and the right to require us to sell them additional shares to create a whole unit of 1,000 shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs. For a further discussion of the Japanese unit share system, see “Item 10.B. Memorandum and Articles of Association—Capital Stock—Unit Share System”.
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
     We conduct our business and operations principally in Japan. In addition, since our incorporation, we have established a number of overseas subsidiaries and joint venture companies, including in the U.S., China, France, the U.K. and several countries in Southeast Asia. These subsidiaries and joint venture companies are described in “Item 4.B. Business Overview” and elsewhere in this annual report on Form 20-F.
     For a discussion of recent and current capital expenditures and divestitures, please see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.

     We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.
B. Business Overview.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 71.3% of our consolidated net sales for fiscal 2009. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.
     In June 2006, we purchased 49% of the shares of Peach John for approximately ¥15,327 million. In January 2008, we acquired the remaining 51% of Peach John for ¥9,266 million, making it a wholly owned subsidiary of Wacoal. Peach John is engaged in mail-order sales of women’s apparel and various other apparel products.
     In May 2009, we entered into a share exchange agreement with Lecien, which manufactures and sells women’s innerwear, clothing and accessories for the Japanese market, pursuant to which Lecien will become our wholly-owned subsidiary. We expect the share exchange to be implemented by August 17, 2009.
     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal 2009, a substantial majority of our net sales were made to department stores, general merchandise stores and other general retailers in Japan.
     In the U.S. market, our subsidiary Wacoal America, Inc. is engaged in sales of foundation garments and lingerie, and currently offers three brands. These offerings include the ordinary Wacoal brand and the luxury brand Wacoal LUXE since January 2008 and the alluring and fashionable brand b. tempt’d by wacoal since January 2009. Until December 31, 2008, we also sold Donna Karan Intimates (DKI) brand and the DKNY brand, in addition to Wacoal brand products. Wacoal America, Inc. operates from one facility in New Jersey and one facility in New York. One of our subsidiaries, Wacoal Dominicana Corp., manufactures products in the Dominican Republic and ships these products to Wacoal America, which in turn distributes the products, mostly to retailers in the U.S.
     In France, our subsidiary Wacoal France S.A. designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in China.
     In January 2002 we established Wacoal (UK) Limited in the U.K., which markets Wacoal products to Harrods, Selfridges and other major department stores in London and other large cities in the U.K.

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
     The following table sets forth information with respect to our net sales by category of products during fiscal 2009, 2008 and 2007:
Net Sales (and Percentage) by Product Category

	Year ended March 31,
	2009		2008		2007
	(yen in millions)
Innerwear
Foundation Garments and Lingerie	¥122,823	71.3%	¥123,460	74.4%	¥123,295	74.1%
Nightwear	11,009	6.4	10,611	6.4	10,081	6.0
Children’s Underwear	1,950	1.1	1,953	1.2	2,069	1.2

Total Innerwear	¥135,782	78.8%	¥136,024	82.0%	¥135,445	81.3%
Outerwear and Sportswear	15,424	8.9	8,920	5.4	8,751	5.3
Hosiery	1,657	1.0	1,803	1.1	2,102	1.3
Textile Products	6,899	4.0	3,963	2.4	4,051	2.4
Other	12,514	7.3	15,051	9.1	16,061	9.7

Total	¥172,276	100.0%	¥165,761	100.0%	¥166,410	100.0%

     The following table sets forth information with respect to our net sales by region during fiscal 2009, 2008 and 2007:
Net Sales (and Percentage) by Region

	Year ended March 31,
	2009		2008		2007
	(yen in millions)
Japan	¥149,927	87.0%	¥139,618	84.2%	¥141,676	85.2%
United States and Europe	14,776	8.6	18,497	11.2	18,021	10.8
Asia (excluding Japan)	7,573	4.4	7,646	4.6	6,713	4.0

Total	¥172,276	100.0%	¥165,761	100.0%	¥166,410	100.0%

1.	Net sales in Europe were ¥1,101 million for fiscal 2009, ¥1,108 million for fiscal 2008 and ¥1,001 million for fiscal 2007. Net sales in Europe as a percentage of our total net sales were 0.7% for fiscal 2009, 0.7% for fiscal 2008 and 0.6% for fiscal 2007.
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
     Pursue growth opportunities
     We will seek to achieve profitable growth in our business by pursuing opportunities that we believe will allow us to leverage our market leadership and brand awareness in our core Japan market. Our efforts to achieve growth will include the following:
•	We seek to expand our mid-priced innerwear offerings for young women, with an emphasis on more fashionable products.

•	We seek to strengthen channels other than our traditional general retail store channel, such as our specialty retail store network, Internet and catalog sales and our Dublevé custom-made intimate apparel business.

•	We will pursue capital alliances with or acquisitions of companies that have the know-how or technology in the business of offering mid-priced innerwear for young women or that will help us develop new distribution channels. For example, we formed a capital alliance with Peach John in 2006 and acquired all of its outstanding shares to become its 100% parent in 2008. In August 2009, we also expect to close the acquisition of Lecien, which has strong know-how and technology in the planning and manufacturing of mid-priced innerwear offerings for women.

•	We seek to continue to develop and expand our sportswear business, including our CW-X product line, our X-FIT product group and other products that are aimed at the promotion of good health.

•	We seek to expand development and sales of highly fashionable and functional innerwear offerings for men, such as Cross-Walker, which we launched in 2008. 860,000 units of Cross-Walker were sold in fiscal 2009.

•	We seek to expand our overseas businesses, particularly in the United States and China, as well as in ASEAN countries where we introduced the ASEAN-wide sorci age product line, from March 2007.
     Reduce costs and pursue increased efficiencies
     We will seek to improve our business and financial performance through cost reductions and greater efficiency in our operations. Over the past several years, we have made gains in this area by consolidating our production resources and distribution facilities in Japan, producing more garments and sourcing more materials in China, Vietnam and other lower-cost countries in Asia. Since 2007, we have been working towards consolidating the production of Wacoal and Wing products, which represent our core businesses, and the consolidation is scheduled to be completed during fiscal 2010. In addition, we have been carrying out an early-retirement program and other efforts with respect to our work force in Japan. We will continue to seek improvements in our operating efficiency and cost base as a core part of our business strategy.
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

     Wacoal and Wing Products. We launch product campaigns for our core Wacoal brand and our Wing brand foundation garments and lingerie each year for the spring/summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns.
•	Wacoal Products: Through the spring/summer and fall seasons of 2008, we continued our LALAN brassier campaign, which was launched in the spring of 2007. This campaign reflects our belief that sales to mature women will represent an increasingly important part of our business over time, as Japan’s population ages and mature women become a growing proportion of the apparel market. Toward this goal, we also have developed our La Vie Aisée and Gra-P product lines, and we intend to develop additional products in the future for this market segment. Also in the fall of 2008, we launched Cross-Walker, from the Style Science series, a high-function bottom innerwear brand.

•	Wing Products: We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include Arrange Bra and Sarahada Bra for spring and summer 2007, and Kyutto-Up Bra and Style Up Pants Onaka for fall/winter 2007/2008. More recently, we conducted a new brassier campaign for the product Natural-Up Bra in the spring of 2008, and also continued our Kyutto-Up Bra and Sarahada Bra campaign products in the spring and summer of 2008. In the fall of 2008, we launched Slim Up Pants from the Style Science series.
     Luxury Products. In addition to our Wacoal and Wing brand products, our product line also includes our luxury products Tréfle, PARFAGE, Salute, L’ge and Lesiage. In February 2004, we launched a new luxury brand, WACOAL DIA and opened the brand’s first shop in the upscale Ginza shopping district in Tokyo. We are continuing to expand this new brand while limiting the number of stores and geographic areas in which it is available so as not to diminish its luxury image. Consistent with this policy, in addition to our direct sales outlet in the Ginza and Tokyo Midtown in Roppongi, two of Japan’s foremost shopping areas, we also began limited expansion into first class department stores.
     Nightwear. We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line targeted to younger women and our fashionable Grandér line targeted to mature women. Our nightwear products are primarily sold through department stores and chain stores.
     Children’s Underwear. Our children’s underwear products include undergarments for girls and teenage women, children’s sleepwear and other targeted garment offerings. Our children’s wear is also primarily sold through department stores, although there has been a shift in the sales of children’s underwear in recent years away from general department stores and toward other stores that specialize in goods for children and infants.

     Outerwear and Sportswear
     Our outerwear and sportswear product line consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and sportswear, featuring our CW-X product line. Our outerwear products are sold principally through our catalog operations. Our CW-X product line, a high-function conditioning wear product that was developed from years of research and development, enjoys a strong reputation among athletes. We are continuing to expand this product line to develop new products that meet the needs of participants in various fields of sports. Further, we aim to keep prices low by limiting their functionality. By doing so, we also aim to increase sales by achieving popularity among the general sporting public. As part of these efforts, we are expanding our sales in the United States, including major sports shops, through our subsidiary, Wacoal Sports Science Corp.
     Hosiery
     Our hosiery products include pantyhose, tights, knee-highs and anklets offered in various sizes and colors. We are developing high value-added products, with such effects as the stimulation of leg muscles to improve blood circulation, which prevents foot swelling, and by using different denier and yarn combinations. These pantyhose and other hosiery products are sold at department stores, as well as at convenience stores and through the television and catalog. In addition to these products, we also offer functionality-focused shoe products. Their designs, based on ergonomic research, have a structure that prevents feet from getting tired after many hours of wear, and are well-received by women who work in offices or who must stand for long hours at work, such as flight attendants.
     Textile and Other Products
     We are engaged in several business lines that are ancillary to our core apparel business. We sell shoes and certain general merchandise, which we categorize as textile products. Our Nanasai subsidiary rents mannequins and fixtures, and designs and builds interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a restaurant business and are involved in various cultural projects and events, including exhibits by artists from around the world.
Principal Markets and Methods of Distribution
     We currently sell our products in Japan, the United States, China and certain countries in Europe and Southeast Asia. In all of our markets, we principally sell our apparel products to general retailers, although in Japan, we are seeking to expand our sales through specialty retail stores, mail order catalogs, and the Internet.

     Japan
     General Retailers
     In our core Japan market, we principally sell our apparel products to department stores, general merchandise stores, other general retailers and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal 2009. No single Wacoal customer constitutes 10% or more of our net sales, although our general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 9.8% of our net sales in fiscal 2009.
     Specialty Retail Stores
     As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores. We began developing our specialty retail stores in 2001, and we had 102 stores in our network in Japan as of March 31, 2009, including 14 factory outlet stores. In the near future we plan to pursue a policy of improving profitability of our existing stores, and prioritize the goal of making our direct sales outlets profitable at an early stage, rather than increasing the number of direct sales outlets.
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
     In addition to our core retail store brands, we operate Dublevé stores, which specialize in custom-made intimate apparel and which carry Wacoal brand products. At our factory outlet stores, we take older items that have not sold at our usual retail locations and sell them at discounted prices. We have expanded into several domestic large-scale outlet shopping malls as well. We believe that our factory outlet stores will continue to provide us with a new sales channel for discounted merchandise and additional opportunities for direct consumer contact and brand promotion.
     Mail-Order Catalog Business and Internet Sales
     We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products. We are also seeking to expand our sales through the Internet as an alternate sales channel for selected products. Our Internet shopping site (http://store.wacoal.jp/) lists a number of over-the-counter innerwear products which are not included in our catalog sale items, and this approach expands the ways in which our customers can purchase Wacoal items. Our catalog sales increased for the first half of fiscal 2009, as compared to such sales for the first half of fiscal 2008, but decreased for the second half of fiscal 2009, as the unit purchase price and the number of orders placed both decreased. Our Internet sales, on the other hand, increased for fiscal 2009, as compared to such sales for fiscal 2008.

     United States
     In the U.S. market, we sell foundation garments and lingerie through our Wacoal America subsidiary. While we sold both Wacoal brand products and licensed products of Donna Karan Intimates and DKNY brands through 2008, we terminated the relevant license agreements as of December 31, 2008. Since the beginning of 2009, we offer three of our own brands through Wacoal America: the ordinary Wacoal brand, the luxury brand Wacoal LUXE, and the sexy and fashionable brand b. tempt’d by wacoal.
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
     Other Asia
     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, Philippines, Thailand, Taiwan, Indonesia and Malaysia. In March 2007, we launched our innerwear brand sorci age in the ASEAN region (Malaysia, Indonesia, the Philippines and Singapore) with standardized design and price. Sorci age targets the 18 to 24 year old segment of the market, and we intend to develop this business with the aim of entering additional ASEAN markets over the next five years.

     Europe
     Our Wacoal France subsidiary designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in China. In January 2002, we established Wacoal (UK) Limited in the U.K., which imports Wacoal products from the U.S. and France and distributes the products through major department stores in London and other large cities in the U.K.
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
     The principal raw materials that we use in our apparel business include nylon and other synthetic fabrics, lace, stretch fabrics, cotton fabrics, fasteners, tape and threads. These materials are obtained from approximately 300 sources, most of them within Japan.
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
C. Organizational Structure.
     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 31, 2009:

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Corp.	Japan	100
Peach John Co., Ltd.	Japan	100
Studio Five Corp.	Japan	100
Wacoal Dublevé Corp.	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	90
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	57
Nanasai Co., Ltd.	Japan	81
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	Philippines	67

D. Property, Plants and Equipment.
     The principal facilities that we currently use in our business are as follows:

		Floor Space
		(1,000 square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	424	Distribution
Kyoto South distribution center	Kyoto, Japan	284	Distribution
Tokyo distribution center	Tokyo, Japan	170	Distribution
Manufacturing plants:
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	40	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	42	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	32	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	284	Lingerie

Sales offices	Tokyo, Japan (3 offices)	158	Sales
	Sapporo, Japan	36	Sales
	Osaka, Japan	124	Sales
	Kyoto, Japan	144	Sales
	Fukuoka, Japan	54	Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
139 specialty retail stores and other select shops[2]	Tokyo, Osaka, Kanagawa and other locations in Japan	129	Retail sales
Peach John Co., Ltd.	Tokyo, Osaka and other locations in Japan	144	Sales

		Floor Space
		(1,000 square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Nanasai Co., Ltd.	Kyoto, Japan	267	Mannequins, Sales Equipment
Wacoal America, Inc.	New Jersey and New York, U.S.	217	Management and Sales
Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	169	Foundation Garments
Wacoal China Co., Ltd.	Beijing, China	132	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	556	Foundation Garments
Wacoal Hong Kong Co., Ltd.	Hong Kong	48	Sales
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments
Philippine Wacoal	Manila, Philippines	13	Sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments

1.	Of the foregoing facilities, our total owned space is 3,252,244 square feet and our total leased space is 1,048,648 square feet.

2.	As of March 31, 2009.
     We are constantly engaged in upgrading, modernizing and revamping the operations of our manufacturing facilities, based on our assessment of market needs and prospects. As market conditions and our business objectives evolve, we adjust our capacity and utilization by opening, closing, expanding or downsizing production facilities accordingly. As a result, we believe it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of its manufacturing facilities with a reasonable degree of accuracy. We believe that our manufacturing facilities are generally all operating within normal operating capacity and not substantially below capacity.
     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices in Tokyo (19,702 square feet), (ii) our 139 specialty retail stores as of March 31, 2009 (total of 129,002 square feet for all stores), (iii) our management and sales facilities for Peach John (144,473 square feet), (iv) our office and warehouse facility for Nanasai (75,073 square feet), (v) our management and sales facility for Wacoal America, Inc. (85,961 square feet), (vi) our office and warehouse facility in China (47,899 square feet), (vii) our manufacturing facility in Dalian, China (486,260 square feet), our sales facility in Hong Kong (47,652 square feet), and (viii) our sales facility in Manila, Philippines (12,626 square feet).

     We spent approximately ¥1,500 million during fiscal 2009 to upgrade our information technology infrastructure. We also expect to spend approximately ¥1,600 million to rebuild and relocate some of our manufacturing operations. We expect to continue to make expenditures for the expansion of our specialty retail store network, for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity. For additional information on our capital expenditures during fiscal 2009, 2008 and 2007, see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.
     We believe that there does not exist any material environmental issues that may affect the utilization of our assets.
     We have no material tangible fixed assets other than those discussed above.
Item 4A. Unresolved Staff Comments.
     None.
Item 5. Operating and Financial Review and Prospects.
A. Operating Results
Overview
     We are the leading designer, manufacturer and marketer of women’s intimate apparel in Japan, with the largest share of the Japanese market for foundation garments and lingerie. We also sell our foundation garments and lingerie products in several overseas markets. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 71.3% of our consolidated net sales for fiscal 2009. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.
     Revenues
     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear); outerwear and sportswear; hosiery; textile products; and other products.

     The following table sets forth information with respect to our net sales by category of products for fiscal 2009, 2008 and 2007:
Net Sales (and Percentage) by Product Category

	Year ended March 31,
	2009		2008		2007
	(in millions)
Innerwear
Foundation Garments and Lingerie	¥122,823	71.3%	¥123,460	74.4%	¥123,295	74.1%
Nightwear	11,009	6.4	10,611	6.4	10,081	6.0
Children’s Underwear	1,950	1.1	1,953	1.2	2,069	1.2

Total Innerwear	135,782	78.8	136,024	82.0	135,445	81.3
Outerwear and Sportswear	15,424	8.9	8,920	5.4	8,751	5.3
Hosiery	1,657	1.0	1,803	1.1	2,102	1.3
Textile Products	6,899	4.0	3,963	2.4	4,051	2.4
Other	12,514	7.3	15,051	9.1	16,061	9.7

Total	172,276	100.0%	165,761	100.0%	166,410	100.0%

     For fiscal 2009, approximately 87% of the sales of Wacoal Corp. (the net sales of which account for approximately 67% of our consolidated sales) were apparel sales made on a wholesale basis to department stores, general merchandise stores and other general retailers, and approximately 11% were apparel sales made through our own specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include store and home design services, restaurant businesses, cultural products and other services) comprised the remaining 2% of Wacoal Corp.’s sales for fiscal 2009.
     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period.
     Cost of Sales
     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products.
     Selling, General and Administrative Expenses
     Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our specialty retail stores. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any gains or losses on the sale or disposal of property, plant and equipment. However, these expenses are included in operating costs and expenses and thus impact our operating income.

     Key Industry Trends
     We believe that the following have been key trends in our industry during the last three fiscal years:
•	Consumer spending in Japan stagnated in the second half of fiscal 2008 following increased fuel prices and volatility in the stock and currency exchange markets due to the U.S. sub-prime mortgage crisis. Additionally, since September of fiscal 2009, with the collapse of Lehman Brothers and the global financial crisis, the economy has rapidly worsened and consumer spending has remained sluggish.

•	The number of department stores, one of our key distribution channels, and retail sales through department stores declined due to the deterioration in consumption caused by the worsening economy. Mass merchandising stores faced not only decreases in the numbers of new branch openings due to stagnant consumption levels, but also reductions in store sizes and increases in store closings, as well as reductions in retail sales. At the same time however, sales at direct sales outlets and on the Internet have steadily risen.

•	Due to the adverse changes in the retail industry coupled with factors such as a decline in the female population, the market for women’s innerwear garments in Japan shrank, and the prices of innerwear declined in terms of both overall prices and average price per item. The numbers of innerwear items purchased and owned per person also decreased.

•	Outerwear and other manufacturers entered the innerwear market. These manufacturers offer their products by focusing on new elements, such as fashionability, lifestyle and price, rather than function and quality. Because the economic downturn has led consumers to become more price conscious, these new manufacturers and others achieved a greater market share.

•	These manufacturers and other competitors strengthened their cost reduction efforts by, for example, sourcing fabric and producing garments in China and other lower-cost countries. Sales in Japan of lower priced women’s innerwear garments manufactured in these counties increased, leading to an intensification of price competition in our industry. The recent development and tendency of mass merchandise stores producing their own low priced “private brand” merchandise accelerated these trends.

•	Although catalog marketing and direct marketing have made little progress, new sales strategies such as e-commerce and television marketing have led to more diversified sales channels and exposure to new customer groups.

     We have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We continue to seek to sell higher-end products to reach consumers seeking high quality innerwear garments and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the United States and Europe, as well as in the ASEAN region, where we launched our sorci age brand—and increase sales through our own specialty retail stores, our catalog operations and the Internet. Pursuant to our CAP 21 strategic plan, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our product mix to help us reach a broader customer base. We believe that Peach John and our expected acquisition of Lecien will help us to advance these goals. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.
     Currency Fluctuations
     We prepare our consolidated financial statements in Japanese yen. As a result, fluctuations in the exchange rates between the Japanese yen and other currencies may have a material effect on our results of operations, as well as on our reported value of our assets, liabilities, revenue and expenses as measured in Japanese yen. This in turn may materially affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate assets and liabilities denominated in other currencies into Japanese yen at the prevailing market exchange rates as of the relevant balance sheet date. As a result, even if the amounts or values of these items remain unchanged in their respective local currencies, changes in exchange rates have an impact on the amounts or values of these items in our consolidated financial statements. For purposes of our consolidated income statements, revenue and expense items in local currencies are translated into Japanese yen at average exchange rates prevailing during the relevant period. The combined sales of our overseas subsidiaries decreased by approximately ¥3,800 million for fiscal 2009, as compared to sales for fiscal 2008, of which amount approximately ¥2,700 million was attributable to the increase in the value of the Japanese yen, as compared to the value of the currencies in which our overseas subsidiaries operate.
     Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three fiscal years.

Results of Operations
     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:

	Year ended/as of March 31,
	2009	2008	2007
	(in millions)
Net sales	¥172,276	¥165,761	¥166,410
Cost of sales	84,686	83,127	84,658
Selling, general and administrative expenses	77,399	69,245	68,831
Other income (expenses), net	(2,502)	813	1,024
Net income	5,230	4,966	9,029
Fiscal 2009 Compared to Fiscal 2008
     Net Sales
     Consolidated net sales increased 3.9% from ¥165,761 million for fiscal 2008 to ¥172,276 million for fiscal 2009, due to inclusion of sales through Peach John in our consolidated net sales. However, the net sales of our existing businesses decreased due to a deterioration in general economic conditions and consumer confidence in both Japan and the United States caused by the sub-prime crisis, the global financial crisis and the bankruptcy of Lehman Brothers, followed by the collapse of other major financial institutions.
     Innerwear
     In our innerwear business, sales for fiscal 2009 decreased 0.2% to ¥135,782 million as compared to sales for fiscal 2008 due to a deterioration in general economic conditions and consumer confidence. Sales from our innerwear products (consisting of foundation wear, nightwear and children’s underwear) comprised 78.8% of total consolidated sales for fiscal 2009.
     Wacoal Brand. In the Wacoal brand business department of Wacoal Corporation, which is our core operating company, overall sales performance of our main product of brassieres, including LALAN which is our new campaign brassiere, remained sluggish. In the fall and winter season, we actively developed Sugoi, a line of lingerie with sales that largely exceeded our expectations last season. However, due to an unusually warm winter and increased competition from other companies’ products, our overall sales of lingerie were lower than for fiscal 2008 even though the sales performance of Sugoi exceeded the fiscal 2008 figures. In contrast to this, the sales of our high value-added brands, Salute for specialist boutiques and Gra-P targeted at middle-age to senior consumers, exceeded fiscal 2008 sales. For girdle pants, we renamed our Style Science series products with new features for the lower body Cross Walker, which is the same name as our men’s Style Science products, and sales of these and other products for the lower body remained strong. Additionally, sales of sleepwear and casual clothes under the license of the designer brand Tsumori Chisato, and those of pajamas for women and children under Atsuko Matano, another designer brand, were both firm.
     Wing Brand. In our Wing brand business department, the overall sales of the core brassiere products were sluggish. Further, although sales of our new product Slim Up Pants, which launched in the fall as one of our Style Science series products performed strongly at first, sales of girdle pants were significantly lower compared to sales for fiscal 2008.

     Specialty Retail Business. Sales at our specialty retail business, mainly targeting the younger generation who have more consumer confidence compared to customers of our existing retail channels, exceeded sales for fiscal 2008. This business performed well due to a number of reasons including, the closure of non-performing stores, and slightly lower pricing leading to increased sales. Similarly, our specialty retail store business, Une Nana Cool Corp., which is also targeted at the younger generation, has been expanding well.
     Outerwear and Sportswear
     In our outerwear and sportswear business, sales for fiscal 2009 increased 72.9% to ¥15,424 million as compared to sales for fiscal 2008 due principally to the inclusion of the results of Peach John as a newly consolidated subsidiary. Additionally, the sales of men’s innerwear, which belongs to this segment, performed strongly for fiscal 2009. While sales of our main sports conditioning wear product CW-X increased significantly, primarily in sporting goods chains and specialty stores, sales in the shrinking swimming goods stores market were significantly lower than for fiscal 2008. Cross Walker products that we developed in spring 2008 as Style Science products for men were promoted under the men’s inner wear DAMS brand in department stores, and under the BROS brand, which is mainly promoted in chain store channels. Sales of these products have largely exceeded our sales plan because of wide media coverage that attracted much interest from consumers.
     Hosiery
     In our hosiery business, sales for fiscal 2009 decreased 8.1% to ¥1,657 million as compared to sales for fiscal 2008, due to sluggish hosiery sales in department stores, drugstores and convenience stores. There was, however, an increase in sales from TV shopping and catalog shopping, focusing mainly on our Style Cover products.
     Textile Products
     In our textile products business, sales for fiscal 2009 increased 74.1% to ¥6,899 million as compared to sales for fiscal 2008 due to a solid increase in sales of our Success Walk brand of shoes, which we account for in our textile products business, and which emphasize foot comfort and functionality.
     Other
     In our other businesses (mannequin and fixture rental, store design and construction, residential interiors, restaurants, culture, services), sales for fiscal 2009 decreased 16.9% to ¥12,514 million compared to sales for fiscal 2008, due mainly to the completion of large-scale remodeling projects in department stores in the Tokyo area, combined with the postponement, cancellation and wind-down of new remodeling plans due to worsening economic conditions.

     Overseas Sales
     United States. Our sales in the United States represented 7.9% of our total consolidated sales for fiscal 2009, compared to 10.5% for fiscal 2008. In the United States, sales for fiscal 2009 were significantly lower than for fiscal 2008 due to department stores suffering from a slump in sales caused by a deterioration in general economic conditions and confidence. Additionally, we had less business involving Donna Karan licensed products (DKI, DKNY), because the relevant licensing agreement was terminated as of December 31, 2008. On the other hand, we expect that Wacoal LUXE, which was launched in January 2008, and b. tempt’d by wacoal, which was launched in January 2009, both for high-grade department stores in the United States, will partly offset the decline in sales in our U.S. business caused by the terminations of the licensed products, which generated $24 million for fiscal 2008. We expect that the license terminations will not have a material adverse effect on our consolidated net income.
     Asia (Excluding Japan). Our sales in Asia outside of Japan (including China, Hong Kong and Singapore) represented 4.4% of our total consolidated sales for fiscal 2009, compared to 4.6% for fiscal 2008. Against this trend in Asia, our sales in China increased by 14.1% to ¥3,318 million for fiscal 2009 compared to ¥2,908 million for fiscal 2008. In China, we commenced a three-brand system with our youth orientated brand Amphi, our high value-added brand Salute and our core brand Wacoal, and have been enhancing selling space and product appeal that will meet diversified consumer needs. Additionally, since July 2008, as part of a joint promotion with some Asian countries, we have been working on improving the visibility and enhancement of the Wacoal brand image in China by running a campaign featuring a popular Japanese artist.
     Cost of Sales
     Our cost of sales increased 1.9% from ¥83,127 million for fiscal 2008 to ¥84,686 million for fiscal 2009. Cost of sales as a percentage of net sales decreased by 1.0%, from 50.1% for fiscal 2008 to 49.1% for fiscal 2009. This was due to a number of factors including product consolidation and improvements in inventory management by Wacoal Corp. resulting in fewer returned goods and fewer losses from inventory write-downs, improved efficiencies in overseas production and the consolidation of Peach John which has a comparatively lower cost percentage.
     Selling, General and Administrative Expenses
     Our selling, general and administrative expenses increased 11.8% from ¥69,245 million for fiscal 2008 to ¥77,399 million for fiscal 2009. Selling, general and administrative expenses as a percentage of net sales increased by 3.1% from 41.8% for fiscal 2008 to 44.9% for fiscal 2009 due mainly to the increase in our net periodic benefit costs and the consolidation of Peach John, which has considerably larger selling, general and administrative expenses as a percentage of net sales than Wacoal. The increase in our net periodic benefits costs was principally attributable to the significant increase in the actuarial loss with respect to our pension plans. Peach John’s greater selling, general and administrative expenses as a percentage of net sales than such expenses for Wacoal on a consolidated basis is attributable mainly to Peach John’s greater publicity and shipping costs, which are characteristic of a catalog business.

     Operating Margin
     Our operating margin (i.e., operating income as a percentage of net sales) decreased to 5.9% for fiscal 2009, as compared to 8.2% for fiscal 2008. Although our consolidated net sales increased as a result of Peach John consolidation, net sales from non-Peach John operations declined. In addition, with respect to non-Peach John operations, net sales declined at a greater rate than the decline in cost of sales, while selling, general and administrative expenses increased. As a result, the operating margin of non-Peach John operations decreased. The decrease in our consolidated operating margin was primarily due to the decrease in the operating margin of non-Peach John operations, which more than offset any positive impact of Peach John consolidation on our consolidated operating margin.
     Total Other Expenses, Net
     We had a net ¥2,502 million of other expenses for fiscal 2009, as compared to a net ¥813 million of other income for fiscal 2008. This change was primarily due to a loss on valuation of investment securities of approximately ¥2,600 million for fiscal 2009 and an approximately ¥600 million profit on sale of investment securities for fiscal 2008.
     Net Income
     Net income was ¥5,230 million for fiscal 2009, an increase of ¥264 million compared to fiscal 2008. Net income increased despite a large decrease in sales proceeds and pre-tax net income because fiscal 2008 included a large one-off ¥4,694 million write-down in the value of our investment in Peach John which was at that time not a consolidated subsidiary and therefore recorded as an investment loss under equity in net loss of affiliated companies.
Fiscal 2008 Compared to Fiscal 2007
     Net Sales
     Consolidated net sales decreased approximately 0.4% in fiscal 2008, from ¥166,410 million in fiscal 2007 to ¥165,761 million as an aggregate ¥1,397 million decline in sales of hosiery, textiles and from our other businesses were only partially offset by an aggregate ¥748 million increase in sales of innerwear, outerwear and sportswear. Similarly, a ¥2,058 million decline in sales in Japan was only partially offset by an aggregate ¥1,409 million increase in sales in Asia, Europe and the U.S.
     Innerwear
     Sales of our mainstay innerwear products (consisting of foundation wear, nightwear and children’s underwear), which comprised 82.0% of total consolidated sales, increased 0.4% in fiscal 2008 to ¥136,024 million.

     Wacoal Brand. In the spring, the Wacoal brand business department of Wacoal Corporation, which is our core operating company, launched LALAN, our new campaign brassiere, which showed favorable sales performance. LALAN meets the needs of women of all bust sizes due to a unique design that is individually tailored to each size. We believe that the new-style advertising campaign, which differs from traditional promotions that focus primarily on functionality, has reached new consumers beyond our existing customer base. Additionally, our switch in strategy from seasonal campaigns that promote new products to increasing the number and variety of LALAN series products each season has extended the sales period for our campaign products and resulted in an improvement in sales and stock clearance rates. Fall/winter season sales of Sugoi, our newly developed line of lingerie that utilizes new materials, largely exceeded our expectations. This was due to wide acceptance of the product’s characteristics of being thinner, lighter and warmer than past products, as well as to extensive media coverage of the product name, which gives the impression of a product that exceeds existing products in terms of image and functionality. On the other hand, sales of products from our Style Science brand category, which was introduced two years ago with new features for the lower body, was well below the sales levels of previous years. Our research shows that this was due to the fact that two years have passed since the release of the original Hip Walker and in-store promotions have decreased. In addition, there has been a failure to capture new customers, and our attempts to encourage existing customers to buy replacement products have been ineffective. Due to poor sales performance of our Style Science series products, overall sales of our Wacoal brand business department were below the results of the previous fiscal year.
     Sales of the Gra-P brand, targeted at middle-age to senior consumers, grew 2.7% to ¥2,592 million compared to fiscal 2007 thanks to market expansion and the development of new products. However, sales of our high value-added brand La Vie Aisée, which is also targeted at middle-age to senior consumers, were ¥4,494 million, a decrease of 11.2% compared to fiscal 2007 due to decreased sales of innerwear for the lower half of the body, centered on Style Science series products. Our luxury brand Tréfle, which is primarily sold in department stores, suffered from tough competition, and sales decreased by 9.4% to ¥1,858 million compared to fiscal 2007.
     Wing Brand. In our Wing brand business department, as with our Wacoal brand, our core brassieres, particularly our standard products, performed well, as have girdles, body-suits and lingerie. On the other hand, sales of our Style Up Pants from our Style Science series have declined. Nevertheless, a Style Science product for men, the Cross-Walker, was developed and officially went on sale in department stores under the DAMS brand in February 2008 and in chain stores under the BROS brand name in April 2008. There has been a very favorable consumer response to both products, and we expect this line to expand in the future. As a result, the overall business results in our Wing brand business department achieved a sales level in line with that of the previous fiscal year. With the scheduled introduction of special health checks and guidance aimed at preventing metabolic syndrome in April 2008 as a backdrop, we began selling Exwalker Style Science products at various locations, including gyms and corporate health insurance associations in January of this year. Although sales of our core lines of the Style Science series products aimed at women in fiscal 2008 were disappointing, we believe that there are still good opportunities to capture new customers and encourage existing customers to continue purchasing these products by expanding our marketing channels and range of target customers and renewing our promotional strategies.

     Specialty Retail Business. Our specialty retail store business consists of Une Nana Cool, an independently operated subsidiary, our Wacoal Corporation direct retail store business for our Amphi, SUBITO and Sur La Plage brands, and our Wacoal Factory Stores chain of factory outlet stores. Une Nana Cool‘s new and existing stores, as well as Lunch, a new type of store concentrating on lingerie, are all performing well and have shown fiscal year profits for the first time. In addition, efforts to limit the opening of new stores and focus on increasing and improving the earnings of existing stores have led to improved results for our direct retail store business as well.
     Outerwear and Sportswear
     In our outerwear and sportswear business, sales for fiscal 2008 increased 1.9% to ¥8,920 million as compared to fiscal 2007. Sales of our main sports conditioning wear product CW-X were lower than in fiscal 2007 as a result of delivery adjustments for inventory maintenance purposes and product returns from stores.
     Hosiery
     Hosiery sales decreased 14.2% to ¥1,803 million compared to fiscal 2007. Although our entry into new businesses contributed positively to hosiery sales, our overall hosiery sales were lower than fiscal 2007 because of the negative effects of weather on the performance of wet weather footwear and a reduction in department store sales of leggings.
     Textile Products
     Although sales of shoes and general merchandise were relatively favorable, a ¥167 million year-on-year decrease in the sales of materials to our overseas affiliates, which was due to an increase in materials sought overseas by our affiliates, resulted in an overall decrease in sales of textile products to ¥3,963 million, a decline of ¥88 million, or 2.2%, compared to fiscal 2007.
     Other
     Sales from our other businesses (mannequins and fixtures rental, store design and construction, residential interiors, restaurants, culture, services) decreased 6.3% to ¥15,051 million. The mannequin and fixtures rental businesses exceeded sales of the previous year due to an increase in orders. However, sales in our shop and store construction business fell below sales of the previous year because it focused on making profits amid increasingly stiff competition from competitors, including competitive bidding. Our residential design business, which was transferred from Wacoal Corp. to Nanasai Co., Ltd., in fiscal 2007, was significantly affected by a decrease in the number of new housing starts as a result of revisions to Japan’s building standards law, and this resulted in decreased revenues.
     Overseas Sales
     In Asia, Wacoal’s business in China continues to grow. In addition to the expansion of Wacoal brand products, we have begun to expand our youth orientated brand, Amphi, and in fiscal 2009, we plan to increase sales through a three-brand structure, including the high value-added brand Salute. Our sales in Asia outside of Japan (including China, Hong Kong and Singapore) grew 13.9% to ¥7,646 million from ¥6,713 million and represented 4.6% of total consolidated sales in fiscal 2008 versus 4.0% of total consolidated sales in fiscal 2007. Sales in China grew 42.3% over the previous year, which contributed to our overall strong performance in Asia.

     Sales in the U.S. represented 10.5% of our total consolidated sales in fiscal 2008, compared to 10.2% in 2007. Sales have been increasing in the U.S. over the last few years due to an increasing demand for luxury items and an increase in transactions with mid-level department stores that have not historically sold Wacoal products but that are repositioning themselves as up-scale department stores. However, decreased consumer confidence caused by the U.S. economic slowdown has led to sluggish store sales, and other factors, such as inventory adjustments, have also had an adverse effect, leading to sales levels that were up only slightly in fiscal 2008 over the previous fiscal year. Earnings were down significantly due to a decrease in profitability, caused primarily by in-store price reductions and increased material shipment costs, and an increase in personnel costs brought on by an increase in the number of sales staff in connection with new store openings.
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
     Cost of Sales
     Our cost of sales decreased approximately 1.8% from ¥84,658 million in fiscal 2007 to ¥83,127 million in fiscal 2008. Cost of sales as a percentage of net sales decreased by 0.8%, from 50.9% in fiscal 2007 to 50.1% in fiscal 2008. This was primarily due to product consolidation and a decrease of forward inventory by our subsidiary Wacoal Corp., which resulted in fewer returned goods and fewer losses due to inventory write-downs. Wacoal Corp. also increased overseas production and raw material procurement, resulting in a 1% decrease in the cost ratio of Wacoal Corp.
     Selling, General and Administrative Expenses
     Selling, general and administrative expenses were ¥69,245 million in fiscal 2008, an increase of 0.6% from ¥68,831 million in fiscal 2007. The selling, general and administrative expenses ratio increased by 0.4% to 41.8% in fiscal 2008 compared to 41.4% in fiscal 2007. This increase was primarily due to an increase in personnel expenses resulting from an increase in the number of non-manufacturing employees in Wacoal Corp., Wacoal America, Inc., and Wacoal China Co., Ltd.

     At the operating profit level, although selling, general and administrative expenses increased slightly, the cost reductions were successful and we were able to increase our profits.
     Total Other Income, Net
     We had a net ¥813 million of other income in fiscal 2008, as compared to a net ¥1,024 million of other income in fiscal 2007. This decrease was primarily due to a ¥558 million increase in losses from impairment charges on investments, while profit on the sale or exchange of investment securities increased by ¥309 million compared to fiscal 2007.
     Net Income
     Net income was ¥4,966 million in fiscal 2008, a decrease of ¥4,063 million compared to fiscal 2007. This decrease was primarily due to a ¥4,694 million write-down of our 49% interest in Peach John Co., Ltd., which we acquired in fiscal 2007 as part of a capital alliance with Peach John. We acquired the remaining 51% equity interest in Peach John in January 2008 through a share exchange and prepared a new five-year business plan for the business. In connection with preparing the new five-year business plan, we reevaluated the fair value of our initial equity interest in Peach John, and we recognized an impairment because we concluded that there was an other-than-temporary decline in the value of our initial equity interest since a discounted cash flows analysis based on the new five-year business plan did not support the carrying value of the initial interest in Peach John on our balance sheet. The write-down was accounted for as an investment loss under equity in net (loss) income of affiliated companies.
Critical Accounting Policies and Estimates
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
     Allowance for Doubtful Receivables and Returns
     We are required to assess the collectability of notes and accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these notes and receivables, including the current creditworthiness of each applicable customer, taking into account business conditions, turnover of receivables and financial positions for significant customers. We believe that our allowance for doubtful receivables is adequate. However, in the event that a customer’s financial condition worsens, the allowance for doubtful receivables may increase and may adversely affect our financial condition and performance.
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
     Impairment Charges on Investments
     Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We periodically determine whether a decline in the fair value of marketable securities and investments is deemed to be other-than temporary decline, based on criteria that include the duration and severity of market decline, the extent to which cost exceeds market value, our financial position and business outlook and our intent and ability to retain the impaired marketable securities and investments for sufficient period of time for anticipated recovery in market value.
     We believe that the criteria for evaluating impairment are reasonable. However, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments. Currently, we generally conclude that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable securities and the severity of the decline in fair value.

     For fiscal 2009, we held securities with respect to which we recognized impairment charges, as well as securities with respect to which we did not recognize any impairment charges even though those securities had been in an unrealized loss position. Based on our assessment of the period of the decline in the fair values and our assessment of the relevant companies’ earnings outlook, we concluded that the decline in fair value for the securities not subject to impairment charges was only temporary and therefore that impairment charges did not need to be recognized for these particular securities. The unrealized holding losses for these securities for each quarter (up to three quarters), respectively, were as follows:

	Period during which fair value was below
	carrying value
	(as of March 31, 2009)

		Over three months,	Over six months, up
	Up to three months	up to six months	to nine months
		(in million yen)
Carrying value, less fair value	—	1,354	427
     Following the end of fiscal 2009, however, the fair value of these securities not subject to impairment charges for fiscal 2009 continued to remain below cost, and we subsequently made the determination that the declines in fair value were no longer temporary. As a result, we expect to recognize an impairment charge of ¥1,100 million in the first quarter of fiscal 2010.
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

     If we make the initial determination that the carrying amount of intangible assets and goodwill may not be recoverable, we engage an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other relevant valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis include: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiple. The revenue growth rates, profit margins and working capital levels of the reporting units are based on our expectation of future results. In evaluating the recoverability of other intangible assets which are allocated to the reporting units, we primarily utilize a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.
     On March 31, 2009, we evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of our reporting units. As a result, we did not engage any appraiser for the purpose of determining the fair values of our reporting units.
     Impairment of Long-Lived Assets
     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, a loss is recognized equal to the difference between the carrying value and the fair value of the assets. We believe that our assessment of estimated future cash flows and the fair values of such assets has been reasonably performed. However, changes in estimated future cash flows and fair values may affect our impairment assessment.
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
     Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. On March 31, 2009, the discount rate used for the contributory retirement plan was 2.5%. For other plans, similar indices and methods are used.

     Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5% for fiscal 2009, 2.5% for fiscal 2008 and 2.5% for fiscal 2007. The estimated long-term rate of return is based on an asset allocation of equity securities of 36%, debt securities of 52% and other investments of 12%.
     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A change of 0.5% in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of yen		U.S. dollars
	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase
Discount rate:
Effect on periodic benefit costs	(71)	79	(716)	797
Effect on benefit obligation	(2,411)	2,216	(24,317)	22,350
Expected long-term rate of return on plan assets:
Effect on periodic benefit costs	123	(123)	1,241	(1,241)
Effect on benefit obligation	—	—	—	—
     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.
New Accounting Pronouncements
     Fair Value Measurements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities. We adopted SFAS No. 157 in the first quarter beginning April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value. This adoption did not have a material impact on our consolidated results of operations and financial position. We are currently in the process of assessing the impact of the adoption of SFAS No. 157 for all nonfinancial assets and liabilities, since the adoption of SFAS No. 157 for all nonfinancial assets and liabilities is effective for the fiscal years beginning after November 15, 2008. See Note 19 for disclosures required by SFAS No. 157.

     In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. FAS 157-3 is effective upon issuance. This adoption did not have a material impact on our consolidated financial position, result of operations or cash flows.
     In April 2009, the FASB issued FSP No. FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. FSP No. FAS 157-4 is effective for interim or fiscal years ending after June 15, 2009. We are currently in the process of assessing the impact of adoption of FSP No. FAS 157-4 on our financial position, results of operation or cash flows.
     The Fair Value Option for Financial Assets and Financial Liabilities (Including an Amendment of FASB Statement No. 115)
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a impact on our consolidated financial statements, since we did not elect to report financial assets and liabilities at fair value.
     Business Combinations
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations”. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP No. FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP No. FAS141(R)-1 are effective for business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning on or after December 15, 2008. We are currently in the process of assessing the impact the adoption of SFAS No. 141(R) and FSP No. FAS 141(R)-1 will have on our consolidated financial position, cash flows or results of operations.

     Noncontrolling Interest in Consolidated Financial Statements
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51”. This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our financial position, results of operations or cash flows.
     Disclosure about Derivative Instruments and Hedging Activities
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. According to FSP No. FAS 133 and FIN 45-4, we adopted SFAS No. 161 in the fourth quarter ended March 31, 2009. SFAS No. 161 impacts disclosures only. See note 19 to our consolidated financial statements for disclosures required by SFAS No. 161.
     Employer’s Disclosures about Postretirement Benefit Plan Assets
     In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. FSP No. FAS 132(R)-1 requires providing detailed disclosures about fair value measurements of plan assets such as information about how investment allocation decisions are made, the fair value of each major category of plan assets, information about the inputs and valuation techniques used to develop fair value measurements and significant concentrations of risk. FSP No. FAS 132(R) impacts disclosures only. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009.
     Recognition and Presentation of Other Than-Temporary Impairments
     In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 are effective for interim or fiscal years ending after June 15, 2009. We are currently in the process of assessing the impact the adoption of FSP No. FAS 115-2 and FAS 124-2 will have on our consolidated financial position, cash flows or results of operations.

     Subsequent Events
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”. SFAS No. 165 provides guidance to establish general standards of accounting for and disclosure of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim or fiscal years ending after June 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 165.
B. Liquidity and Capital Resources.
     Our main source of liquidity is cash from operations, which allows us to secure working capital, make capital investments and pay dividends without relying on substantial borrowings or other financing from outside of the group. Some of our subsidiaries, however, have credit facilities at financial institutions to secure working capital. The aggregate amount of these credit facilities is ¥14,474 million, and the outstanding balance drawn from these facilities was ¥5,221 million as of March 31, 2009, including borrowings by Wacoal Service of ¥2,878 million and borrowings by Nanasai of ¥2,000 million. In general, all of our credit facilities have unlimited or automatically renewed terms, and we are not aware of issues with respect to any of our lenders that could cause these facilities to become unavailable. Even if any of our overseas subsidiaries loses access to funds from such credit facilities, we believe we have or are capable of raising sufficient funds to meet their funding requirements. Our borrowing requirements are not affected by seasonality.
     We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend, loan or cash advance. We believe that our working capital is adequate for our present requirements and for our business operations both in the long- and short-term.
Cash Flows
     Our consolidated cash flows for fiscal 2009, 2008 and 2007 were as follows:

	Fiscal year ending March 31,
	2009	2008	2007
	(in millions)
Net cash provided by operating activities	¥8,168	¥14,225	¥9,339
Net cash (used in) provided by investing activities	(4,714)	3,590	(1,185)
Net cash used in financing activities	(7,448)	(9,400)	(8,404)
     Fiscal 2009 Compared to Fiscal 2008
     Cash Provided by Operating Activities. Net cash from operating activities was ¥8,168 million for fiscal 2009, as compared to ¥14,225 million for fiscal 2008. This significant decrease in net cash from operating activities, despite the increase in net income by ¥264 million, was, in part, because net income for fiscal 2008 reflected our equity in net loss of affiliated companies, less dividends, in the amount of ¥4,198 million, while net income for fiscal 2009 reflected our equity in net income of affiliated companies, less dividends, in the amount of ¥296 million. The significant decrease in net cash from operating activities was also attributable to a net decrease in assets and liabilities of ¥4,741 million that included an increase in inventories of ¥3,712 million, an increase in notes and accounts payable of ¥3,455 million, a decrease in liability for termination and retirement benefits of ¥1,404 million and a decrease in accrued expenses, income taxes payable and other current liabilities ¥6,231 million. The foregoing items were only partially offset by an increase in impairment charges on marketable securities and investments of ¥2,613 million.

     Net Cash Used in Investing Activities. Net cash used in investing activities was ¥4,714 million for fiscal 2009, as compared to net cash provided by investing activities of ¥3,590 million for fiscal 2008. This was primarily due to the impact of Peach John’s cash and cash equivalents of ¥4,115 million, which were consolidated into our accounts for fiscal 2008 and were no longer treated as cash provided by investing activities for fiscal 2009, as well as due to the following factors: a decrease in proceeds from the sale and redemption of marketable securities of ¥3,382 million, an increase in acquisition of investments of ¥1,253 million, and a decrease in proceeds from sale of investments and fixed assets of ¥2,282 million. The foregoing cash provided by investing activities was partially offset by a decrease in payments to acquire marketable securities of ¥4,453 million.
     Net Cash Used in Financing Activities. Net cash used in financing activities was ¥7,448 million for fiscal 2009, as compared to ¥9,400 for fiscal 2008. This was primarily due to a decrease in treasury stock purchases of ¥2,478 million in fiscal 2009 compared to fiscal 2008, which more than offset an increase in dividend payments of ¥491 million in fiscal 2009 compared to fiscal 2008.
Capital Expenditures
     Capital expenditures were ¥2,362 million for fiscal 2009, ¥1,211 million for fiscal 2008 and ¥2,536 million for fiscal 2007. These expenditures were primarily for the repair of office facilities of our domestic subsidiaries and the expansion of our specialty retail store network. Payments to acquire intangible assets were ¥1,846 million for fiscal 2009, ¥1,678 million for fiscal 2008 and ¥984 million for fiscal 2007. These payments primarily comprised of payments for information technology-related investments.
     We expect to spend approximately ¥1,600 million in fiscal 2010 (and possibly fiscal 2011) to rebuild and relocate some of our manufacturing operations. We also expect to continue to make expenditures for the expansion of our specialty retail store network (including costs for the development of new stores and the closure of underperforming stores) and for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.

     In fiscal 2007, we sold domestic corporate housing units with a book value of ¥129 million. In fiscal 2008, we sold overseas corporate housing units and other property with a book value of ¥211 million, and in fiscal 2009, we sold plants and other property in connection with the liquidation of our subsidiary Tokai Wacoal Sewing Corp with a book value of ¥59 million.
Cash Dividends
     On May 8, 2009, our board of directors approved a fiscal year-end dividend of ¥125 per five shares of common stock to our shareholders on record as of March 31, 2009, and dividends in a total amount of ¥3,511 million were paid on June 3, 2009. Our current policy is to pay cash dividends once a year, and we seek to pay stable cash dividends based on our consideration of numerous factors, including our ability to improve our enterprise value through investments using retained earnings, ability to improve our net income per share and results of operations.
Share Repurchases
     On October 30, 2009, our board of directors approved by resolution repurchases of 3,500 thousand shares of common stock up to a total purchase amount of ¥3,500 million. Pursuant to this board of directors resolution, we had repurchased 2,855 thousand shares of common stock for a total purchase price of ¥3,493 million during the period from November 4 to December 19, 2008. In addition, we repurchased 36,240 shares of common stock during fiscal 2009 from shareholders who held shares constituting less than one unit and requested that such shares be repurchased. See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distribution of Surplus—Unit Share System”.
C. Research and Development, Patents and Licenses.
     For more than 40 years since the establishment of our Human Science Research Center in 1964, we have conducted many forms of basic research including research on the Japanese woman’s body. In order to accurately understand the Japanese woman’s physique, we have developed such things as a silhouette analysis system and a three-dimensional measuring system. However, we are currently developing equipment that we believe will provide an even more advanced measurement of sensory comfort. Our research and development activities focus on addressing the proportional, physiological and mental aspects of garment design.
     One of our most important research results was the Golden Canon, which we announced in 1995, and which provides a set of indicators that characterize the beautiful Japanese woman’s body. We also began utilizing new sales methods at that time. We also began applying new sales methods at that time. From 1995 and for 10 years, we participated in a project led by the Ministry of International Trade and Industry (presently the Ministry of Economy, Trade and Industry) enriching the basic study of sensory comfort and conducting research based on reactions to three factors: pressure, heat and touch. Based on this research, we are focused on developing new products that are not only comfortable for the wearer but have a positive physiological effect. In 2000, we conducted an analysis on the physiological changes associated with aging throughout a 25 year period from the teenage years to the 40s. We named the principles of these changes SPIRAL Aging. In addition, every year we take the measurements of 500 — 1,000 people focusing on women any age from teenagers to those in their 60s. Presently we have collect data from over 35,000 persons.

     In addition, we have been conducting further studies focusing on body movement. Based on these studies, we have been able to incorporate the principles behind “taping” for stabilizing joint function during exercise into sportswear products designed to create smooth movements and alleviate muscle fatigue such as CW-X. Also based on our studies, we have developed products such as those that support both posture and movement in order to ease and alleviate the aging and body changes that burden senior citizens.
     From fiscal 2007, we began research and development into men’s innerwear, and have progressed in implementing the measurement of the male body and improved the organization of our monitoring system. In fiscal 2008, we carried out various trials in relation to Style Science products for men and were able to verify their effectiveness. As a result, we developed our Cross Walker product and began sales in department stores and chain stores across Japan. This product has shown favorable sales. In addition, in fiscal 2009 we released an easy-to-understand summary of our collection and accumulation of information regarding the fat-burning ability of our Style Science products and this contributed to our marketing activities of the Style Science line.
     Overseas, we established the Chinese Human Science Research Center to undertake research and development into the Chinese woman’s body, similar to that conducted in Japan.
     The cost of research and development for fiscal 2009 was approximately ¥768 million, compared to ¥766 million for fiscal 2008 and ¥714 million for fiscal 2007.
D. Trend Information.
     The recent global economic downturn and financial crisis has affected many of the world’s largest economies, including those of Japan and the United States, where we have generated most of our sales in recent years. While it is difficult to anticipate macroeconomic trends, we expect that domestic consumer spending will continue to decline for fiscal 2010. The severe economic conditions have accelerated the consumer trend against high-end products sold at department stores and specialty retail stores in favor of low-end products sold online or through catalogs, and we expect this trend to continue for fiscal 2010.
     Regardless of any temporary macroeconomic trends, we expect the Japanese market over the long run to continue to shrink as a result of continuing decreases in the Japanese population, which will lead to flat or declining sales in the retail sector. Although we believe it will be difficult for the time being to expand business through our major sales channels such as department stores and general retailers, we plan to maintain our current level of sales by continually developing attractive products, such as Sugoi, our popular underwear product, and men’s Cross-Walker products. Additionally, we also plan to invest in and actively expand those business areas that continue to grow, such as our specialty retail stores, wellness business, men’s innerwear business and Peach John, which has a younger customer base than the Wacoal brand.

     The U.S. market will remain an important market for fiscal 2010, but we expect a further decrease in sales in the United States, which we believe will continue to suffer from the global economic downturn. We do not expect the European market to expand, although we do expect growth in the Chinese market, where we expect to increase our sales. Foreign exchange fluctuations may affect our sales, but it is difficult to anticipate the direction in which the value of the Japanese yen will move, as compared to other currencies.
     In view of the continued weakening Japanese equity markets, we expect decreases in our pension assets that could require additional funding and accruals, and such funding and accruals are expected to increase our operating expenses through increased pension costs. Similarly, a drop in the value of our equity investments in publicly traded Japanese companies may result in continued valuation losses on our equity securities holdings and thereby reduce our net income.
     As a result of these anticipated trends, we expect that sales for fiscal 2010 will be at the same or lower level, as compared to sales for fiscal 2009. We also expect operating income and net income to decrease for fiscal 2010.
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
     The following table summarizes our contractual obligations as of March 31, 2009.

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(millions of yen)

Capital (Finance) Lease Obligations	81	39	42
Operating Lease Obligations	3,683	820	1,248	669	946
Purchase Obligations	6,826	6,826	—	—	—
Total	10,590	7,685	1,290	669	946

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law (excluded from this table). We expect to contribute ¥1,479 million to our plans in the year ending March 31, 2010.

3.	Liabilities for unrecognized tax benefits of ¥106 million at March 31, 2009 are excluded from the table, as we are unable to make reasonable estimates regarding the amount of the tax benefits through March 31, 2010. See note 15 to our consolidated financial statements regarding income taxes.

4.	The total amount of our expected future pension payments is ¥18,257 million to be paid by March 31, 2019. See note 11 to our consolidated financial statements regarding termination and retirement plans. These payment amounts are not included in the table above because they are not contractually fixed as to amount or timing.
G. Safe Harbor.
     All information that is not historical in nature disclosed under “Item 5.F. Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following is a current list of our directors and corporate auditors:

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Yoshikata Tsukamoto	President and	Apr 1972	Joins Wacoal Corp.
(Jan 29, 1948)	Representative	Nov 1977	Director
	Director	Nov 1981	Managing Director
		Sep 1984	Executive Vice President and Representative Director
		Jun 1987 — present	President and Representative Director
		Jun 2002	Corporate Officer

Shoichi Suezawa	Director and	Mar 1970	Joins Wacoal Corp.
(Jun 13, 1947)	Executive Vice	Jun 1996	Director
	President	Jun 2002	Managing Director and Corporate Officer
		Jun 2003	Senior Corporate Officer
		Apr 2005	Supervisor for Corporate Staff
		Jun 2005	Senior Managing Corporate Officer
		Oct 2005	Director
		Jun 2006	Senior Managing Director
		June 2008 — present	Director and Executive Vice President

Hideo Kawanaka	Director and	Apr 1965	Joins Isetan Co., Ltd.
(June 25, 1942)	Executive Vice President	Jun 1992	Director of Isetan Co., Ltd. and manager of Matsudo Branch
		Jul 1993	Representative Director and President of West Japan Railway Isetan Ltd.
		Jun 2001	Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation
		Jun 2004	Representative Director and Senior Manager, Sales Manager of Matsuzakaya Co., Ltd.
		Jun 2007	Advisor
		Jun 2007	Senior Managing Director
		Jun 2009 — present	Director and Executive Vice President

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Tadashi Yamamoto	Director	Mar 1976	Joins Wacoal Corp.
(Nov 14, 1952)		Apr 2002	General Manager of Human Resources Department
		Jun 2002	Corporate Officer
		Oct 2005	Corporate Officer of Wacoal Corp.
		Apr 2006	General Manager of Personnel and Administration Department
		Jun 2006 — present	Director

Kazuo Inamori (Jan 30, 1932)	Director	Apr 1959	Established Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)
		May 1966	President and Representative Director of Kyoto Ceramic Co., Ltd.
		Apr 1984 — present	Established The Inamori Foundation; Chairman
		Jun 1984	Established DDI Corporation (currently KDDI Corporation); Chairman and Representative Director
		Jun 1985	Chairman and Representative Director and President of Kyocera Corporation
		Jun 1997	Chairman Emeritus and Director of Kyocera Corporation Chairman Emeritus and Director of DDI Corporation
		Jun 2001 — present	Honorary Adviser of KDDI Corporation
		Jun 2005 — present	Chairman Emeritus of Kyocera Corporation
		Jun 2005 — present	Director of Wacoal Corp

Mamoru Ozaki	Director	Jun 1991	Commissioner of National Tax Agency
(May 20, 1935)		Jun 1992	Administrative Vice-Minister of Finance
		May 1994	President of People’s Finance Corporation
		Oct 1999	President of National Life Finance Corporation
		Feb 2003 — present	Advisor of Yazaki Sogyo Corporation
		Jul 2003	Advisor of Wacoal Corp.
		Jun 2005 — present	Director of Wacoal Corp.

Atsushi Horiba	Director	Sep 1972	Joined HORIBA, Ltd.
(Feb 5, 1948)		Jun 1982	Appointed Director and General Manager of Overseas Business of HORIBA Ltd.
		Jun 1988	Appointed Senior Managing Director and General Manager of Sales Division of HORIBA Ltd.
		Jan 1992	Appointed Representative Director and President of HORIBA Ltd.
		Jun 2005 — present	Appointed Representative Director, Chairman, and President of HORIBA Ltd.
		Jun 2008 — present	Director

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Kimiaki Shiraishi	Standing Corporate	Aug 1976	Joined Wacoal Corp.
(Mar 20, 1950)	Auditor	Apr 2001	General Manager of Fukuoka Branch
		Apr 2002	General Manager of Wacoal Brand Products
		Jun 2002	Corporate Officer
		Jan 2006	Director of Wacoal Distribution Corp. and head of Western Japan Distribution Center
		Jun 2007 — present	Standing Corporate Auditor

Yoshio Kawashima	Standing Corporate	Mar 1974	Joined the Company
(Feb 5, 1952)	Auditor	Jul 1997	Appointed Manager of Finance Department
		Jun 2001	Appointed Business Management Group Manager of Overseas Business Division
		Apr 2007	General Manager of Internal Audit Department
		Jun 2008 — present	Standing Corporate Auditor

Yutaka Hasegawa (Oct 8, 1939)	Corporate Auditor	Apr 1962	Joined Mitsubishi Bank, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
		Jun 1989	Director of Mitsubishi Bank, Ltd.
		May 1993	Managing Director of Mitsubishi Bank, Ltd.
		Apr 1996	Managing Director of Bank of Tokyo Mitsubishi, Ltd. (following merger of Mitsubishi Bank, Ltd. and Bank of Tokyo Ltd.)
		Jun 1998	Director and President of Diamond Business Consulting Kabushiki Kaisha (currently Mitsubishi UFJ Research & Consulting Co., Ltd.)
		Jan 1999	Corporate Auditor of Tokyo-Mitsubishi Securities Kabushiki Kaisha (currently Mitsubishi UFJ Securities Co., Ltd.)
		Jun 2001	Standing Corporate Auditor of Bank of Tokyo-Mitsubishi, Ltd. (currently Bank of Tokyo-Mitsubishi UFJ, Ltd.)
		Jan 2006	Standing Corporate Auditor of Bank of Tokyo-Mitsubishi UFJ, Ltd.
		Jun 2006 — present	Corporate Auditor

Tomoharu Kuda	Corporate Auditor	Sep 1972	Joined Deloitte Haskins & Sells
(Dec 7, 1946)		Oct 1979	Registered as Certified Public Accountant
		Sep 1987	Transferred to London Office
		Feb 1990	Partner of Deloitte Touche Tohmatsu
		Jun 1997	Representative Partner of Deloitte Touche Tohmatsu
		Jul 2007 — present	Corporate Auditor

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Yoko Takemura	Corporate Auditor	Apr 1990	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
(Apr 7, 1952)		Jan 1997 — present	Partner at Miyake Imai Ikeda law firm.
		Jun 2005 — present	Corporate Auditor of Wacoal Corp.

*	Appointments to Wacoal Corp. prior to October 2005 that continue to the present were transferred to Wacoal Holdings at the time of our transition to a holding company structure.
     The terms of all of our directors expire in June 2010. The term as corporate auditor for Ms. Takemura expires in June 2013, the term as corporate auditor for Mr. Hasegawa expires in June 2010, the terms as corporate auditor for Messrs. Shiraishi and Kuda expire in June 2011, and the term as corporate auditor for Mr. Kawashima expires in June 2012.
B. Compensation.
Cash Compensation
     Aggregate compensation, including bonuses, paid by us in fiscal 2009 to our directors and corporate auditors was ¥365 million.
Retirement Benefits
     We terminated our retirement allowance benefit for our directors and corporate auditors. The balance of our existing liability for termination benefits for directors and corporate auditors was ¥339 million at March 31, 2009 and ¥368 million at March 31, 2008.
Stock Option Plan
     On June 27, 2008, our shareholders approved the issuance of stock acquisition rights to directors of Wacoal Holdings and Wacoal. On September 1, 2008, we granted to five directors of Wacoal Holdings and five directors of Wacoal stock acquisition rights to acquire a total of 57,000 shares of our common stock. These rights became fully vested on September 2, 2008. Each person’s right is to acquire amounts ranging from 3,000 to 19,000 shares of common stock. The exercise price for this plan has been set at ¥1 per share, and the rights are exercisable from the day after the date of retirement up to (i) 20 years from the grant date or (ii) five years from the day after the date of retirement, whichever is earlier.
C. Board Practices.
     Our articles of incorporation provide for a board of directors of not more than eight members and for not more than five corporate auditors. Shareholders elect the directors and corporate auditors at general shareholders’ meetings. The normal term of office of a director is one year and of a corporate auditor is four years. Directors and corporate auditors may serve any number of consecutive terms.

     Our board of directors may elect one chairman, one president and one or more vice chairmen, executive vice presidents, senior managing directors and managing directors. Our board of directors elects, pursuant to its resolutions, one or more representative directors. Each representative director represents us generally in the conduct of our affairs. Our board of directors has the ultimate responsibility for the administration of our affairs. None of our directors is party to a service contract with Wacoal Holdings or any of its subsidiaries that provides for benefits upon termination of employment.
     Under the Company Law of Japan (the “Company Law”), we must have at least three corporate auditors. At least half of the corporate auditors will be required to be persons who have not been a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of Wacoal Holdings or any of its subsidiaries at any time in the past. Our corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officers, general managers or employees of Wacoal Holdings or any of its subsidiaries. Together, our corporate auditors form our board of corporate auditors. Our corporate auditors have the duty to examine the financial statements and business reports proposed to be submitted by a representative director to the general shareholders’ meeting. Our corporate auditors also supervise the administration of our affairs by our directors. Corporate auditors are not required to be certified public accountants. They are required to participate in meetings of our board of directors but are not entitled to vote.
     In addition to corporate auditors, an independent certified public accountant or an audit corporation must be appointed at general meetings of shareholders as our independent auditor. This independent auditor has the duties to examine the financial statements proposed to be submitted by a representative director to the general meetings of shareholders and to report their opinion thereon to certain corporate auditors designated by the board of corporate auditors to receive such report (if such corporate auditors are not designated, all corporate auditors) and the directors designated to receive such report (if such directors are not designated, the directors who prepared the financial statements).
     On May 9, 2007, we established a non-statutory director and officer personnel and compensation advisory committee, which consists of the following members: Mitsuo Yamamoto, chair of the committee, Ikuo Otani, Shoichi Suezawa, Mamoru Ozaki and Naoki Hagiwara, the secretary. The committee was established with the goal of reforming the process of selecting our directors and officers and determining their compensation, and promoting objectivity and transparency in the process. The committee will be responsible for recommending new candidates and candidates for promotion, evaluating their performance and setting their compensation, as well as suggesting areas for improvement in the foregoing processes.
     Under the Company Law and our articles of incorporation, we may enter into a liability limitation agreement with each outside director or corporate auditor which limits the maximum amount of liabilities owed to us arising in connection with a failure to execute duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

D. Employees.
     The following table lists the number of our full-time employees as of March 31, 2009, 2008 and 2007:

				Asia (other
	Total	Japan	U.S.[1]	than Japan)	Others
March 31, 2009
Innerwear, Outwear and Sportswear, Hosiery and Textile Products	14,019	7,805	1,665	4,513	36
Other	380	378	—	2	—
Corporate	77	77	—	—	—
Total	14,476	8,260	1,665	4,515	36

March 31, 2008
Innerwear, Outwear and Sportswear, Hosiery and Textile Products	13,011	7,625	1,401	3,590	35
Other	365	363	—	2	—
Corporate	165	165	—	—	—
Total	13,541	8,153	1,401	3,592	35

March 31, 2007
Innerwear, Outwear and Sportswear, Hosiery and Textile Products	12,872	7,117	1,614	4,106	35
Other	367	365	—	2	—
Corporate	158	158	—	—	—
Total	13,397	7,640	1,614	4,108	35

1.	Includes employees in the Caribbean.
     During fiscal 2009, we had an average of 1,456 temporary employees.
     In fiscal 2009, we converted certain contract workers who are part of our sales force to full-time employee status. We expect our personnel expenses to go up slightly primarily due to increased social insurance expenses in connection with these new full-time employees.
     Except for Nanasai, Peach John, Maruka and our six manufacturing subsidiaries in Japan, the employees of Wacoal Holdings and its Japanese subsidiaries are organized into one union. Each of Nanasai and our six manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and these various unions are satisfactory.

E. Share Ownership.
     The following table lists the number of shares owned by our directors and corporate auditors as of July 24, 2009. As of such date, our directors and corporate auditors collectively held a total of 1,381,136 shares of our common stock as set forth below, and this number of shares constituted 0.98% of all outstanding shares of our common stock.

		% of
Name	No. of Shares	Common Stock
Yoshikata Tsukamoto	1,338,136	*
Shoichi Suezawa	11,000	*
Hideo Kawanaka	8,000	*
Tadashi Yamamoto	7,000	*
Atsushi Horiba	3,000	*
Kimiaki Shiraishi	3,000	*
Yoshio Kawashima	5,000	*
Yoko Takemura	6,000	*

*	Less than 1% of our total outstanding common shares.
     The following table lists the number of shares subject to the stock acquisition rights owned by our directors and corporate auditors as of July 24, 2009.

	No. of Shares
	Subject to Stock	Exercise Price
Name	Acquisition Rights	per Share
Yoshikata Tsukamoto	19,000	¥1
Shoichi Suezawa	6,000	1
Hideo Kawanaka	6,000	1
Tadashi Yamamoto	5,000	1
Kimiaki Shiraishi	—	—
Yoshio Kawashima	—	—
Yoko Takemura	—	—
     Other than as described in Section 6.B above, there are no arrangements that involve the issue or grant of our options, shares or securities to our employees.

Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of March 31, 2009, 140,450,847 shares of our common stock were outstanding, which excludes 2,927,238 shares of treasury stock held by Wacoal Holdings.
     The following table shows information regarding each shareholder who, to our knowledge, beneficially owned more than 5% of our common stock as of March 31, 2009.

		Percentage of Total
Name of Shareholder	Number of Shares	Shares Outstanding

Tradewinds Global Investors, LLC*	16,528,990	11.53%
Mitsubishi UFJ Financial Group, Inc.**	12,771,914	8.9%

*	Based on the most recent Schedule 13G that was filed on February 13, 2009 by Tradewinds Global Investors, LLC, with the Securities and Exchange Commission, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock. We are also aware of a substantial shareholding report, dated January 21, 2009, filed by Tradewinds Global Investors, LLC under the Financial Instruments and Exchange Law of Japan. This substantial shareholding report indicates that Tradewinds Global Investors, LLC held 20,738,579 shares of our common stock as of January 15, 2009, representing approximately 14.46% of our total issued shares as of that date. For the purpose of this table, we have included the more recent shareholding information related to Tradewinds Global Investors, LLC.

**	Based on the most recent Schedule 13G that was filed on February 6, 2009 by Mitsubishi UFJ Financial Group, Inc., with the Securities and Exchange Commission, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock. We are also aware of a substantial shareholding report, dated December 11, 2008, filed by Mitsubishi UFJ Financial Group, Inc. under the Financial Instruments and Exchange Law of Japan. This substantial shareholding report indicates that (i) Bank of Tokyo-Mitsubishi UFJ, Ltd. (ii) Mitsubishi UFJ Trust Banking Corporation (iii) Mitsubishi UFJ Securities Co., Ltd. and (iv) Mitsubishi UFJ Asset Management Co., Ltd jointly held 12,763,995 shares of our common stock as of December 9, 2008, representing approximately 8.9% of our total issued shares as of that date. For the purpose of this table, we have included the more recent shareholding information related to Mitsubishi UFJ Financial Group, Inc.
     Under the Financial Instruments and Exchange Law of Japan, any person who beneficially holds more than 5% of the total issued shares of a company listed on any Japanese stock exchange or traded on the over-the-counter market must file a report of substantial shareholding with the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, either solely or jointly as a group, as applicable, of more than 5% of the total issued shares of a company, increases or decreases by 1% or more in the overall shareholding, or if any change to a material matter set forth in any previously filed reports occurs. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Reporting of Substantial Shareholdings”.
     Over the past three years, based on filings made with the Kanto Local Finance Bureau, the number of our shares beneficially held by Tradewinds Global Investors, LLC has changed from (i) 16,755,091 shares, or 11.63% of our total issued shares, as of March 1, 2006, to (ii) 25,990,188 shares, or 18.05% of our total issued shares, as of October 31, 2007, and to (iii) 20,738,579 shares, or 14.46% of our total issued shares, as of January 15, 2009, the date of the most recent filing.

     Our major shareholders have the same voting rights as other shareholders. To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of us.
     As of March 31, 2009, approximately 3,165,010 shares, or 2.2% of the outstanding shares of our common stock other than in the form of American Depositary Shares, were held of record by 45 residents of the United States. The 17,396,360 shares of our common stock held of record by The Bank of New York Mellon on March 31, 2009 underlay the 3,479,272 American Depositary Shares of Wacoal Holdings held of record by 13 persons. Because some of these shares and ADRs were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
B. Related Party Transactions.
     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,674 million in fiscal 2009.
     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥958 million in fiscal 2009.
     Certain of our subsidiaries provide loans to each other. As of March 31, 2009, the outstanding balance of such loans was ¥4,607 million.
     We do not consider the amounts involved in these transactions to be material to our business.
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
Dividends and Divided Policy
     See “Item 5.B. Liquidity and Capital Resources—Cash Dividends” and “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distributions of Surplus”.

B. Significant Changes.
     Except as provided above and elsewhere in this annual report on Form 20-F, there has been no significant change in our financial position since March 31, 2009, the date of our consolidated financial statements included in this annual report on Form 20-F.
Item 9. The Offer and Listing.
A. Offer and Listing Details.
Price Range of Shares
     Our common stock has been listed on the Tokyo Stock Exchange since 1964 and is traded on the First Section of that exchange. It is also listed on the Osaka Securities Exchange in Japan. Additionally, our American Depositary Shares are quoted for trading on the Nasdaq Capital Market in the U.S. The depositary of the ADSs is The Bank of New York Mellon. Each ADS represents five shares of our common stock.
     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the NASDAQ Capital Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 24, 2009 was ¥1,239, and the last reported sale price of our ADSs on the NASDAQ Capital Market on July 24, 2009 was $65.20.

	Tokyo Stock Exchange		NASDAQ Capital Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2005	¥1,500	¥1,033	$69.99	$46.62
2006	1,690	1,300	75.70	58.77
2007	1,821	1,358	80.99	57.00
2008	1,620	1,229	77.48	51.26
2009	1,573	844	76.85	35.15

Fiscal quarter ended/ending
March 31, 2007	¥1,646	¥1,453	$68.28	$60.04
June 30, 2007	1,578	1,454	64.49	60.34
September 30, 2007	1,593	1,350	66.37	58.68
December 31, 2007	1,553	1,229	69.61	51.26
March 31, 2008	1,620	1,254	77.48	57.74
June 30, 2008	1,573	1,255	76.85	58.26
September 30, 2008	1,301	1,060	60.54	48.25
December 31, 2008	1,325	844	70.36	35.15
March 31, 2009	1,240	1,053	69.99	52.50
June 30, 2009	1,340	1,138	67.66	57.08

	Tokyo Stock Exchange		NASDAQ Capital Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Month ended
January 31, 2009	¥1,240	¥1,061	$69.99	$57.48
February 28, 2009	1,195	1,103	65.77	57.60
March 31, 2009	1,235	1,053	63.25	52.50
April 30, 2009	1,237	1,138	63.00	57.08
May 31, 2009	1,340	1,142	67.66	59.75
June 30, 2009	1,245	1,165	63.54	59.42
B. Plan of Distribution.
     Not applicable.
C. Markets.
     See “Item 9.A. Offer and Listing Details” for information on the markets on which our common stock and ADSs are listed or quoted.
D. Selling Shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the Issue.
     Not applicable.
Item 10. Additional Information.
A. Share Capital.
     Not applicable.
B. Memorandum and Articles of Association.
     The following summarizes certain provisions of our organizational documents and applicable Japanese law. This summary is qualified in its entirety by reference to the Company Law and our articles of incorporation, share handling regulations and regulations of the board of directors, each as filed as an exhibit to this annual report on Form 20-F.
Organization
     Wacoal Holdings is a joint stock corporation (kabushiki kaisha) incorporated in Japan governed by the Company Law. It is registered in the Commercial Register (shogyo tokibo) maintained by the Kyoto Local Registry Office of the Ministry of Justice.

Objects and Purposes
     Article 2 of our articles of incorporation provides the following objectives of Wacoal Holdings:
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
Directors
     Under the Company Law, our board of directors has the executive power and duty to manage our affairs, and each representative director, who is elected from among the directors by our board of directors, has the corporate authority to represent our company in all respects. Under both the Company Law and our regulations of the board of directors, our directors must refrain from engaging in any business which competes with that of our company, unless approved by our board of directors. Any director who has a material interest in the subject matter of a resolution to be taken by our board of directors cannot vote on such resolution.
     The Company Law and our articles of incorporation provide that the remuneration of directors and corporate auditors be determined at a general meeting of shareholders. Except as stated below, neither the Company Law nor our articles of incorporation sets forth any special provision as to a director’s or corporate auditor’s power to vote in connection with his or her compensation, the borrowing powers exercisable by a representative director (subject to requisite internal authorizations as required by the Company Law), the retirement age of any director or corporate auditor or any requirement to hold any shares of our capital stock.

     The Company Law specifically requires a resolution of the board of directors of a corporation to, among other things, acquire or dispose of material assets, borrow substantial amounts of money, employ or discharge from employment important employees, such as executive officers, and establish, change or abolish a material corporate division such as a branch office. A resolution of our board of directors is also specifically required for the establishment of a control system to ensure the adequacy of our affairs, such as a control system to ensure the exercise of our directors’ duty to comply with laws and regulations and our articles of incorporation. Our regulations of the board of directors require a resolution of our board of directors for the borrowing of significant amounts of money or the guarantee of debt by Wacoal Holdings. Our regulations of the board of directors also require a resolution of our board of directors to approve any transaction between Wacoal Holdings and one of its directors, any allocation of the remuneration and bonuses of directors as previously determined or approved by the general meeting of our shareholders and any determination of the amount and manner of payment of retirement allowances or condolence money payable to directors, the determination of which has been previously entrusted to our board of directors by the general meeting of our shareholders in accordance with the Company Law.
Capital Stock
     General
     Effective as of January 5, 2009, a new central book-entry transfer system for listed shares of Japanese companies was established pursuant to the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. and regulations thereunder (collectively, the “Book-Entry Transfer Act”), and this system is applied to the shares of our common stock. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”), the only institution that is designated by the relevant authorities as a clearing house under the Book-Entry Transfer Act. “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Transfer Act. Transfer of shares of our common stock is effected exclusively through entry in the records maintained by JASDEC and the account management institutions. Title to our shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.
     Under the Company Law and the Book-Entry Transfer Act, in order for a shareholder to assert against us its rights to which it is entitled as of the record date (such as the right to vote at a general meeting of shareholders or receive dividends), the shareholder must have its name and address registered in our register of shareholders. Under the central book-entry transfer system, shareholders must notify the relevant account management institutions of information prescribed in the Book-Entry Transfer Act and our share handling regulations, including their names and addresses. The registration on the register of shareholders is made upon our receipt of necessary information from JASDEC (as described in “—Record Date” below). On the other hand, in order for a shareholder to assert directly against us its rights to which it is entitled regardless of record dates (such as certain “minority shareholders’ rights”, including the right to propose a matter to be considered at a general meeting of shareholders, but excluding the right to request us to purchase or sell shares constituting less than a full unit as described in “—Unit Share System” below), JASDEC will, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to us. Thereafter, the shareholder would be required to present us with a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-Entry Transfer Act, the shareholder must exercise such shareholders’ right within four weeks after the notice above has been given.

     Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of the standing proxy or mailing address to the relevant account management institution. The notice will be forwarded to the company through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from the company to non-resident shareholders are delivered to such standing proxies or mailing addresses.
     The registered holder of the deposited shares underlying the American Depositary Shares (ADSs) is the depositary for the ADSs. Accordingly, holders of ADSs are not able to directly assert shareholders’ rights against us.
     Authorized Shares
     Under our articles of incorporation, we are authorized to issue 500,000,000 shares of common stock with no par value.
     Distributions of Surplus
     General
     Under the Company Law, distributions of cash or other assets by a joint stock corporation to its shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on Distributions of Surplus” below). Subject to certain limitations described in “—Restriction on Distributions of Surplus” below, we may make any number of distributions of Surplus per fiscal year to shareholders or pledgees of record as of March 31 of each year or any other record date set by our board of directors of which not less than two weeks’ prior public notice must be given. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of our shareholders, but may also be made pursuant to a resolution of our board of directors if all the requirements described in (a) through (c) are met:
(a)	our articles of incorporation provide that the board of directors has the authority to decide to make distributions of Surplus;

(b)	the normal term of office of our directors is not longer than one year; and

(c)	our non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

     We currently meet the requirements in (a) and (b) above.
     We are not obligated to pay any dividends that remain unclaimed for a period of three years after the date on which they first become payable.
     Distributions of Surplus may be made in cash or in-kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of our shareholders or our board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in-kind, we may, pursuant to a resolution of a general meeting of our shareholders or our board of directors, as the case may be, grant a right to our shareholders to require us to make such distribution in cash instead of in-kind. If no such right is granted to the shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of our shareholders (see “—Voting Rights” below with respect to a “special resolution”).
     In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.
     Restriction on Distributions of Surplus
     When we make a distribution of Surplus, we must set aside in our additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed until the sum of our additional paid-in capital and legal reserve reaches one-quarter of our stated capital.
     The amount of Surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D - (E + F + G)
     In the above formula:

“A”	=	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B”	=	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

“C”	=	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D”	=	(if we have reduced our additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E”	=	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F”	=	(if we have distributed Surplus to our shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

“G”	=	certain other amounts set forth in ordinances of the Ministry of Justice, including (if we have reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed Surplus to our shareholders after the end of the last fiscal year) the amount set aside in our additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice
     The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time is equal to the amount of Surplus less the aggregate of (i) the book value of our treasury stock, (ii) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (iii) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
     If we have become, at our option, a company with respect to which the consolidated balance sheet should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we will be required to further deduct from the amount of Surplus a certain amount which is calculated based on our non-consolidated and consolidated balance sheets as of the end of the previous fiscal year as provided by ordinance of the Ministry of Justice.
     If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by our board of directors or (if so required by the Company Law) by a general meeting of our shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and independent auditor, as required by the ordinances of the Ministry of Justice.

     Stock Splits
     We may at any time split our shares in issue into a greater number of shares by resolution of our board of directors, and may in principle amend our articles of incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of our board of directors rather than a special shareholders resolution (as described in “—Voting Rights” below), which is otherwise required for amending our articles of incorporation.
     When a stock split is to be made, we must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to the record date. Under the central book-entry transfer system operated by JASDEC, we must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the number of shares recorded in all accounts held by our shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.
     Consolidation of Shares
     We may at any time consolidate our shares in issue into a smaller number of shares by a special shareholders resolution (as described in “—Voting Rights” below). When a consolidation of shares is to be made, we must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, we must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by our shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. We must disclose the reason for the consolidation of shares at the general meeting of shareholders.
     General Meeting of Shareholders
     Pursuant to our articles of incorporation, an ordinary general meeting of our shareholders is convened in June of each year. In addition, we may hold an extraordinary general meeting of our shareholders whenever necessary.
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
     Any shareholder or group of shareholders holding at least 3% of the total number of voting rights (see “—Unit Share System” below) for a period of six months or more may request the convocation of a general meeting of our shareholders for a particular purpose by specifying the purpose and reason for convocation to our representative director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requesting shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

     Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of our shareholders and may request to include a summary of the proposal of such matter in the notice to shareholders, by submitting a request to a representative director at least eight weeks prior to the date set for such meeting.
     Voting Rights
     A holder of shares constituting one or more whole units (see “—Unit Share System” below) is entitled to one vote for each whole unit of shares, except that, in general, the following holders are not entitled to vote:
•	Wacoal Holdings (through its treasury shares) and

•	corporate shareholders and certain other entities one-quarter or more of the total voting rights of which are directly or indirectly held by Wacoal Holdings.
     Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of our shareholders by a majority of the total number of voting rights represented at the meeting. Under the Company Law and our articles of incorporation, the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Our shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of our shareholders may also exercise their voting rights by electronic means if our board of directors approves such method of exercising voting rights.
     The Company Law provides that certain important matters are to be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:
(a)	purchase of shares by us from a specific shareholder other than our subsidiary;

(b)	consolidation of shares;

(c)	issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than shareholders at a “specially favorable” price;

(d)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than our shareholders under “specially favorable” conditions;

(e)	removal of our corporate auditor;

(f)	exemption from liability of our directors, corporate auditors or independent auditors;

(g)	reduction of stated capital (subject to certain exceptions);

(h)	distribution of Surplus in-kind with respect to which shareholders are not granted the right to require us to make a cash distribution instead of an in-kind distribution;

(i)	any amendment to our articles of incorporation (except for such amendments that may be made without approval by shareholders under the Company Law);

(j)	transfer of all or a substantial portion of our business;

(k)	acquisition of the business of another company requiring approval of the shareholders;

(l)	dissolution, merger or consolidation requiring approval of our shareholders;

(m)	corporate split requiring approval of our shareholders; and

(n)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring approval of the shareholders.
     Rights to be Allotted Shares
     The holders of our shares of capital stock have no pre-emptive rights under our articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as our board of directors determines, subject to limitations as to the offering of new shares at a “specifically favorable” price mentioned under “—Voting Rights” above. Our board of directors may, however, determine that our shareholders will be given subscription rights regarding a particular issuance of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration thereof at least two weeks’ prior to the date on which such rights expire.
     The right to receive allotments of new shares may not be transferred. However, we may allot stock acquisition rights to shareholders without consideration and such stock acquisition rights are transferable. See “—Stock Acquisition Rights” below.

     Stock Acquisition Rights
     We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our board of directors unless it is made under “specially favorable” conditions, as described in “—Voting Rights” above.
     Liquidation Rights
     In the event of our liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among the holders of our shares of common stock in proportion to the respective numbers of shares held by each holder.
     Record Date
     March 31 of each year is the record date for the determination of our shareholders entitled to receive our year-end dividends and to vote at the ordinary general meeting of our shareholders with respect to that fiscal year. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.
     Under the Book Entry Transfer Act, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of our shareholders, the number of shares of common stock held by them and other relevant information as of such record date.
     Acquisition by Us of Our Capital Stock
     We may acquire our shares of capital stock (i) by soliciting all of our shareholders to offer to sell shares held by them (in such case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, will be set by an ordinary resolution of a general meeting of our shareholders in advance, and such acquisition will be effected pursuant to a resolution of our board of directors), (ii) from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of our shareholders), (iii) from any of our subsidiaries (pursuant to a resolution of our board of directors), or (iv) by way of purchase on any Japanese stock exchange on which the shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of our shareholders or a resolution of our board of directors). In the case of (ii) above, any other shareholder may make a request to our representative director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

     The total amount of the purchase price of shares may not exceed the Distributable Amount, as described in “—Distributions of Surplus—Restriction on Distributions of Surplus” above.
     The Company Law permits us to hold shares acquired by us as treasury stock. Treasury stock may be held by us for any time period and may be cancelled by resolution of our board of directors. We may also transfer shares held by us as treasury stock to any person, subject to a resolution of our board of directors and subject also to other requirements similar to those applicable to the issuance of new shares. We may also utilize our treasury stock for the purpose of transfer to any person upon the exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through the exchange of treasury stock for shares or assets of the acquired company. No specific approval by our board of directors or shareholders at a meeting of shareholders is required for such utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved by our board of directors or shareholders at our shareholders’ meeting, as the case may be.
     Unit Share System
     Under our articles of incorporation, 1,000 shares constitute one “unit”. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending our articles of incorporation without approval by the shareholders. The number of shares constituting one unit may not exceed 1,000.
     Under the unit share system, a shareholder has one vote for each unit of shares held by it. Shares not constituting a full unit carry no voting rights and are excluded for the purposes of calculating the quorum for voting purposes. Moreover, under our articles of incorporation, holders of shares constituting less than one unit do not have other shareholder rights, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.
     Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.
     A holder of shares representing less than one unit may at any time request us to purchase its shares. These shares will be purchased at (i) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is received by the share registration agent or (ii) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter.

     Our articles of incorporation provide that a holder of shares representing less than one unit may request us to sell any shares we may have to such holder so that the holder can raise its holding up to a whole unit. These shares will be sold at (i) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell is received by the share registration agent or (ii) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares its effected on such stock exchange immediately thereafter.
     On May 25, 2009, we announced our intent to examine decreasing the number of shares that constitute a unit in light of a number of factors, including stock market trends, our share price, demand for and supply of our shares, and costs and benefits.
     Sale by Us of Shares Held by Shareholder Whose Location Is Unknown
     We are not required to send a notice to a shareholder if a notice to the shareholder fails to arrive at the registered address of the shareholder in our register of shareholders or at the address otherwise notified to us continuously for five years or more.
     In addition, we may sell or otherwise dispose of shares of common stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in our register of shareholders or at the address otherwise notified to us, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in our register of shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares for such shareholder.
     Reporting of Substantial Shareholdings
     Pursuant to the Financial Instruments and Exchange Law of Japan and regulations thereunder, a person or group of persons beneficially holding more than 5% of the total issued shares (for this purpose shares issuable to such persons or group of persons upon conversion of convertible securities or exercise of stock acquisition rights are taken into account in determining both the number of shares held by such persons or group of persons and the issuer’s total issued shares) of a company listed on any Japanese stock exchange or traded on the over-the-counter market is required to file with the director of a competent local finance bureau within five business days a report containing the identity of such person or persons, the purpose of such holding and certain other information prescribed by regulations. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more or if any change occurs in material matters set out in reports previously filed. Any such report will be filed with the relevant local finance bureau through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuers of such shares.
     Liability to Further Calls or Assessments
     All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

     Miscellaneous
     On May 8, 2009, our board of directors approved amendments to our basic policy for measures against the acquisition of a substantial shareholding (i.e., defensive measures against takeovers, or the “Rights Plan”), which policy has been in effect since June 2006. These amendments were approved at the ordinary general meeting of our shareholders held on June 26, 2009. For the purposes of securing or enhancing enterprise value and the common interests of our shareholders, the amendment allows our board of directors to obtain a resolution of a general meeting of our shareholders to implement a gratis allocation of stock acquisition rights.
     The outline of the Rights Plan is as follows:
(a)	Formulation of Procedures for Implementation of the Rights Plan
     Under the Rights Plan, we will demand that any third party purchaser who launches or proposes a purchase or any similar act, provide information in advance concerning the purchase and ensure sufficient time and information to consider the purchase.
(b)	Gratis Allocation of Stock Acquisition Rights and Independent Committee
     If the purchase falls under certain prescribed conditions such as, the purchaser fails to comply with the procedures as prescribed by the Rights Plan, or in the event of any purchase that threatens our corporate value and the common interests of our shareholders, an independent committee will advise our board of directors to implement a gratis allocation of stock acquisition rights with terms that prohibit the purchaser from exercising such rights and with call rights for the stock acquisition rights in exchange for our stock.
     Even if the purchase falls under the prescribed conditions, if the independent committee determines that it is reasonable to obtain a resolution of a general meeting of our shareholders to implement a gratis allocation of stock acquisition rights, it will recommend to our board of directors that a general meeting of our shareholders be convened and that the implementation of a gratis allocation of stock acquisition rights be placed on the agenda.
     We will give the utmost respect to the advice provided by the independent committee in order to prevent our board of directors from making an arbitrary decision concerning any trigger or non-trigger of a gratis allocation of stock acquisition rights or other matters concerning the purchase. We will ensure transparency by seeking the judgment of the independent committee, which will be comprised of members appointed from (i) our outside directors, (ii) our outside corporate auditors or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants, academic experts, etc.) who will be independent from our executive officers as well as through timely disclosure of relative information to our shareholders.
     There are no sinking fund provisions relating to us.
C. Material Contracts.
     None.

D. Exchange Controls.
     There are no foreign exchange control laws or regulations in Japan that materially affect the import or export of capital, including the availability of cash and cash equivalents for use by our company, or the remittance of dividends or other payments to nonresident holders of our shares or ADSs.
     The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of our capital stock by “exchange non-residents” and by “foreign investors”. The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.
     Exchange non-residents are:
•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.
     Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.
     Foreign investors are:
•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•	corporations (i) 50% or more of whose shares are held, directly or indirectly, by individuals who are exchange non-residents and/or corporations (x) that are organized under the laws of foreign countries or (y) whose principal offices are located outside of Japan or (ii) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.
     In general, the acquisition of shares of a Japanese company (such as the shares of our capital stock) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of our capital stock) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report on the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments business operator licensed under Japanese law.

     If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of our capital stock) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month following the month of the acquisition. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.
     Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of our capital stock held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.
E. Taxation.
Japanese Taxation
     The discussion below is not a comprehensive description of all of the Japanese tax consequences that may be relevant with respect to the ownership and disposition of common stock or ADSs. We urge you to consult your own tax advisor regarding your particular circumstances and the Japanese tax consequences to you of owning and disposing of common stock or ADSs.
     The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of common stock or ADSs who are either individuals who are not residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”).
     This summary is based upon the tax laws of Japan, as well as on the Income Tax Treaty between Japan and the United States (the “Treaty”), all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below.
     For purposes of this discussion, an “Eligible U.S. Holder” is a U.S. Holder (defined below) that:
     (a) Is a resident of the United States for purposes of the Treaty, as applicable from time to time;
     (b) Does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services); and

     (c) Is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.
     This summary does not discuss any aspects of Japanese tax law other than income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the Japanese and other tax consequences of acquiring, owning and disposing of our common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.
     Generally, a non-resident Holder is subject to withholding of Japanese income tax on dividends paid by Japanese corporations. Stock splits are, in general, not subject to withholding of Japanese income tax.
     In general, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident Holder is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Holdings) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012.
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
     The amount of such withholding tax imposed on dividends payable to the holders of our common stock and ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties, conventions or agreements as may exist between such country and Japan. If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Wacoal Holdings to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Wacoal Holdings is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Wacoal Holdings to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if The Bank of New York Mellon or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Wacoal Holdings’ fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

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
     Holders of our common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.
U.S. Federal Income Taxation
     The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common stock or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
     This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of common stock or ADSs. See “—Japanese Taxation” above.
     The United States-Japan income tax treaty may apply to income and gain derived from our common stock or ADSs. Where relevant, U.S. Holders (defined below) are urged to confirm with their tax advisors whether they are entitled to the benefits provided under the United States-Japan income tax treaty.

     This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding common stock or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.
     This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of common stock or ADSs. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of common stock or ADSs, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
     This summary is directed solely to holders that hold their common stock or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common stock or ADSs that is any of the following:
•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
     The term “Non-U.S. Holder” means a beneficial owner of common stock or ADSs that is not a U.S. Holder. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common stock or ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of common stock or ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of common stock or ADSs.
     ADSs
     As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
     Generally, a holder of ADSs will be treated as the owner of the underlying common stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying common stock represented by those ADSs. The holder’s adjusted tax basis in the common stock will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the common stock will include the holding period for the surrendered ADSs.
     Taxation of U.S. Holders
     The discussion in “Distributions on Common Stock or ADSs” and “Dispositions of Common Stock or ADSs” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, we believe that we may be a PFIC for the current taxable year. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “—Passive Foreign Investment Company” below.
     Distributions on Common Stock or ADSs
     General. Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common stock or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any Japanese taxes withheld. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.
     To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common stock or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

     We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
     Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, since we believe that we may be a PFIC for the current taxable year, dividends paid by us will likely not be treated as QDI.
     Foreign Currency Distributions. A dividend paid in foreign currency (e.g., Japanese yen) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency into U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency into U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.
     In-Kind Distributions. Distributions to you of new common stock or ADSs or rights to subscribe for new common stock or ADSs that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new common stock or ADSs or rights so received will be determined by allocating your adjusted tax basis in the old common stock or ADSs between the old common stock or ADSs and the new common stock or ADSs or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for common stock or ADSs, the adjusted tax basis of the new rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old common stock or ADSs on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new common stock or ADSs or rights will generally include the holding period for the old common stock or ADSs on which the distribution was made.
     Foreign Tax Credits. Subject to certain conditions and limitations, including potential limitations under the United States-Japan income tax treaty, any Japanese taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.
     Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. Special limitations may apply if a dividend is treated as QDI (as defined above).

     Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).
     Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to QDI, as defined above. Accordingly, the creditability of Japanese taxes and the availability of such preferential tax rates could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
     Dispositions of Common Stock or ADSs
     Subject to the discussion in “—Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of common stock or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common stock or ADSs. Such gain or loss will be capital gain or loss.
     If you have held the common stock or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the common stock or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.
     Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes, unless a different result is achieved under the United States-Japanese income tax treaty. You should consult your own tax advisor regarding the effect of such treaty on the source of income.
     You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of common stock or ADSs.

     Passive Foreign Investment Company
     We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (i) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (ii) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
     Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (i) held directly a proportionate share of the other corporation’s assets, and (ii) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.
     Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.
     We believe we may have been a PFIC for the taxable year ended March 31, 2009, and may be a PFIC for the current taxable year. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year”.
     Default PFIC Rules under Section 1291 of the Code. If we are treated as a PFIC with respect to a U.S. Holder, the U.S. federal income tax consequences to the U.S. Holder of the ownership and disposition of common stock or ADSs will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning common stock or ADSs while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.
     If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:
•	any “excess distribution” paid on common stock or ADSs, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the common stock or ADSs prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of common stock or ADSs.

     Under these default tax rules:
•	any excess distribution or gain will be allocated ratably over your holding period for the common stock or ADSs;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.
     In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Stock or ADSs”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.
     Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on common stock or ADSs.
     If we are a PFIC for any taxable year during which you hold common stock or ADSs, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common stock or ADSs, regardless of whether we actually continue to be a PFIC. Since we believe we may have been a PFIC for the taxable year ended March 31, 2009, if you held common stock or ADSs in the taxable year ended March 31, 2009, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common stock or ADSs. Even if you only began holding common stock or ADSs in the current taxable year, if it turns out that we are a PFIC for the current taxable year, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common stock or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your common stock or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
     If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on common stock or ADSs and any gain realized on the disposition of common stock or ADSs. Since we believe that we may have been a PFIC for the taxable year ended March 31, 2009, if you held common stock or ADSs in the taxable year ended March 31, 2009, you are required to file IRS Form 8621 for the taxable year ended March 31, 2009 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding common stock or ADSs in the current taxable year, if it turns out that we are a PFIC for the current taxable year, you will be required to file IRS Form 8621 for the current taxable year and for all succeeding years during which we continue to be treated as a PFIC with respect to you.

     QEF Election. If you own (or owned) common stock or ADSs while we are (or were) a PFIC and you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. Accordingly, you cannot make a QEF Election.
     Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the common stock or ADSs are marketable stock. The ADSs will be “marketable stock” as long as they remain listed on the Nasdaq Market and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded.
     If you own (or owned) ADSs while we are (or were) a PFIC and you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.
     The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
     One or more of our subsidiaries may also be classified as PFICs now or in the future, and furthermore, we or one or more of our subsidiaries may invest in the equity of other foreign corporations that are PFICs. In such cases, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs. U.S. Holders will not be able to make a QEF Election or a Mark-to-Market Election with respect to any of our subsidiaries that are PFICs, and there can be no assurance that U.S. Holders will be able to make such elections with respect to any other PFICs in which we or any of our subsidiaries invests.
     Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of common stock or ADSs.
     Information Reporting and Backup Withholding
     Generally, information reporting requirements will apply to distributions on common stock or ADSs or proceeds on the disposition of common stock or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Holder fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
     Taxation of Non-U.S. Holders
     Distributions on Common Stock or ADSs
     Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on common stock or ADSs, unless the distributions are effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).
     If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “—Taxation of U.S. Holders—Distributions on Common Stock or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
     Dispositions of Common Stock or ADSs
     Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of common stock or ADSs, unless (i) the gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are present.
     If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “—Taxation of U.S. Holders—Dispositions of Common Stock or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
     If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

     Information Reporting and Backup Withholding
     Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common stock or ADSs are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to you may be credited against your U.S. federal income tax liability and you may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.
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
     In addition, documents referred to in this annual report filing may be inspected at our Kyoto headquarters, located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan.
I. Subsidiary Information.
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk.
     We are exposed to market risk, including changes in prices of marketable securities and marketable investments, interest rates and foreign exchange rates. We use derivative financial instruments to reduce our exposure to market risks from changes in interest rates and foreign exchange rates. The instruments primarily used are foreign exchange forward contracts and interest rate swaps. We believe our credit risk is minimal on these transactions, as the counterparties are major financial institutions. We do not hold or issue financial instruments for trading purposes.

     Maturities and fair values of our marketable securities as of March 31, 2009 were as follows (yen amounts in millions):

Year ended			Due after	Due from	Due from	Due from
March 31,	Debt	Due within	one to	two to	three to	four to	Due after	Equity
2009	securities	one year	two years	three years	four years	five years	five years	securities
Cost	10,757	2,330	3,176	1,573	2	650	3,026	22,505
Fair Value	10,483	2,367	3,218	1,590	2	762	2,544	26,293
     Maturities and fair values of our marketable securities as of March 31, 2008 were as follows (yen amounts in millions):

Year ended			Due after	Due from	Due from	Due from
March 31,	Debt	Due within	one to	two to	three to	four to	Due after	Equity
2008	securities	one year	two years	three years	four years	five years	five years	securities
Cost	12,186	2,593	1,397	3,544	1,597	5	3,050	25,762
Fair Value	12,048	2,595	1,366	3,577	1,597	4	2,909	36,981
Equity Price Risk
     We hold marketable securities for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. We do not hold marketable securities for trading purposes. As of March 31, 2009, we held available-for-sale marketable equity securities with a fair value of ¥26,293 million. The historical cost of these securities is ¥22,505 million, and gross unrealized gains and losses of ¥5,961 and ¥2,173 million, respectively have been recognized since the time the securities were acquired.
     Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We make a determination each quarter, and we principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value. Other-than-temporary impairment charges were ¥3,550 million for fiscal 2009 and ¥937 million for fiscal 2008.

Foreign Exchange Risk
     Our international operations expose us to the risk of changes in foreign currency exchange rates. We occasionally use forward currency exchange contracts to manage our exposure to foreign currency fluctuation on the transactions denominated in foreign currencies. As of March 31, 2009, the notional amount of our open forward currency contract was for the purchase of $15 million dollars. We recorded an increase in the fair value of the derivative contract of ¥62 million in other income since it was not designated as a hedge in fiscal 2009. No derivative contract was outstanding as of March 31, 2009 and March 31, 2008.
Interest Rate Risk
     As of March 31, 2009, our interest rate risk on short-term borrowings (¥5,221 million) and lease obligations (¥81 million) was immaterial. We do not expect interest rates to rise sharply in the near future. Although our lease obligations have fixed interest rates, the amount outstanding is not material. As of March 31, 2008, our interest rate risk on short-term borrowings (¥5,572 million) and lease obligations (¥129 million, including the current portion) was immaterial.
     The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2009.
Lease Obligations (Including Due within One Year)
Wacoal Holdings and Subsidiaries

		Expected maturity date
Year ended		(yen in millions)						Estimated
March 31, 2009	Total	2009	2010	2011	2012	2013	Thereafter	fair value
Lease Obligations	81	39	42	—	—	—	—	81
     The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2008.
Lease Obligations (Including Due within One Year)
Wacoal Holdings and Subsidiaries

		Expected maturity date
Year ended		(yen in millions)						Estimated
March 31, 2008	Total	2009	2010	2011	2012	2013	Thereafter	fair value
Lease Obligations	129	48	81	—	—	—	—	129
     We had no outstanding interest rate swaps as of March 31, 2009 or March 31, 2008.
Item 12. Description of Securities Other than Equity Securities.
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     On May 25, 2009, our board of directors adopted an updated shareholder rights plan that was subsequently approved at the ordinary general meeting of our shareholders held on June 26, 2009. For a summary of the general terms and effect of the plan, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Capital Stock—Miscellaneous”.
Item 15. Controls and Procedures.
     (a) Evaluation of Disclosure Controls and Procedures
     As required by Securities Exchange Act Rule 13a-15(b), our management, including our principal executive officer and principal financial officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of our company’s disclosure controls and procedures as defined in Securities Exchange Act Rule 13a-15(e) and 15d-15(e). Based on that evaluation, our principal executive officer and principal financial officer concluded that our company’s disclosure controls and procedures were effective as of the end of the period covered by this report.
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
     (b) Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
     Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of March 31, 2009, our internal control over financial reporting was effective based on the COSO criteria.
     Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2009, as stated in its report which appears on page F-3.
     (c) Attestation Report of the Registered Public Accounting Firm
     This report appears on page F-3.
     (d) Changes in Internal Control Over Financial Reporting
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
Item 16A. Audit Committee Financial Expert.
     Our board of auditors has determined that Tomoharu Kuda qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Kuda was appointed as an outside corporate auditor pursuant to the Japanese Company Law on June 28, 2007, and is independent from us and our management. Please refer to Item 6.A for more information regarding Mr. Kuda.

Item 16B. Code of Ethics.
     We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our code of ethics, which was amended on January 31, 2007 primarily to reflect Wacoal’s transition to a holding company structure, is incorporated by reference as an exhibit to this annual report on Form 20-F.
Item 16C. Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu
     Deloitte Touche Tohmatsu (DTT) serves as Wacoal Holdings’ principal accountant. The following table presents fees for audit and other services rendered by DTT for fiscal 2009 and 2008.
DTT Fees for Audit and Other Services
(yen in millions)

	Years ended March 31,
	2009	2008
Audit Fees	¥213	¥204
Audit Related Fees	—	3
Tax Fees	22	37
All Other Fees	28	33

Total	¥263	¥277

     Audit Fees include fees billed for professional services rendered for audits of Wacoal Holdings’ annual consolidated financial statements, statutory audits of Wacoal Holdings and its subsidiaries, and the audit of Wacoal Holdings’ internal controls over financial reporting.
     Audit Related Fees include fees billed for assurance and related services, such as due diligence, accounting consultations and audits in connection with mergers and acquisitions.
     Tax Fees include fees billed for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals.
     All Other Fees include fees billed for services related to the costs of consultation regarding information security measures and risk management.
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors
     With respect to audit and audit related services, each year we require our independent auditors to submit to us their annual audit plan, including their fee estimate for carrying out the audit plan, which is then submitted to our Corporate Planning Division for evaluation. Thereafter, our board of corporate auditors determines whether to pre-approve the audit plan, which decision is based in part on the recommendations of the Corporate Planning Division.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

			(c) Total Number of	(d) Maximum Number
			Shares Purchased as	of Shares that May
		(b) Average Price	Part of Publicly	Yet Be Purchased
	(a) Total Number of	Paid Per Share	Announced Plans or	Under the Plans or
	Shares Purchased	(yen)	Programs	Programs
Apr 1 — Apr 30, 2008	1,574	1,553	—	—
May 1 — May 31, 2008	923	1,508	—	—
Jun 1 — Jun 30, 2008	889	1,339	—	—
Jul 1 — Jul 31, 2008	500	1,235	—	—
Aug 1 — Aug 31, 2008	495	1,194	—	—
Sep 1 — Sep 30, 2008	609	1,231	—	—
Oct 1 — Oct 31, 2008	1,084	988	—	—
Nov 1 — Nov 30, 2008	2,108,360	1,201	2,088,000	—
Dec 1 — Dec 31, 2008	773,864	1,283	767,000	645,000
Jan 1 — Jan 31, 2009	1,372	1,124	—	—
Feb 1 — Feb 28, 2009	1,469	1,148	—	—
Mar 1 — Mar 31, 2009	101	1,169	—	—
Total	2,891,240	1,223	2,855,000	645,000
Note: For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Wacoal Holdings purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Capital Stock—Unit Share System” under Item 10.B of this annual report on Form 20-F.

Item 16F. Change in Registrant’s Certifying Accountant.
     Not applicable.
Item 16G. Corporate Governance.
     Nasdaq provides that a foreign private issuer, such as us, may follow its home country practice in lieu of certain of its qualitative listing requirements, provided that it discloses in its annual reports filed with the Securities and Exchange Commission each requirement that it does not follow and describes the home country practice followed in lieu of each such requirement.
     Independent Directors
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
     Audit Committee
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

     Compensation Committee
     Nasdaq requires that independent directors determine (or recommend to the board of directors for determination) the compensation of an issuer’s chief executive officer and all of its other executive officers. In lieu of these requirements—and consistent with generally accepted corporate governance practice in Japan—the maximum amount of the compensation of our directors is approved by our shareholders, and our board of directors determines the compensation of our directors based on recommendations by our non-statutory officer personnel and compensation advisory committee. See also “Item 6.C. Board Practices” for a discussion of our non-statutory officer personnel and compensation advisory committee.
     Nominating Committee
     Nasdaq requires that director nominees be selected, or recommended for selection by the board of directors, either by a majority of an issuer’s independent directors, or by a nominating committee comprised solely of independent directors. In lieu of these requirements—and consistent with generally accepted corporate governance practice in Japan—based on recommendations by our officer personnel and compensation advisory committee, our board of directors selects our director nominees to be recommended for election by our shareholders. See also “Item 6.C. Board Practices” for a discussion of our non-statutory officer personnel and compensation advisory committee.
     We have also been granted the following exemptions by Nasdaq:
     Distribution of Annual Reports to Shareholders
     We are exempt from Nasdaq’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with our articles of incorporation, we hold an annual meeting of shareholders in June of each year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited consolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited consolidated financial statements in English to the depository for the ADSs and instruct the depository to distribute the same to the registered ADS holders in a timely manner. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

     Quorum
     We are exempt from Nasdaq’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Company Law, however, under our articles of incorporation no quorum is required for the adoption of resolutions at a general meeting of our shareholders, except for (i) the election of directors and corporate auditors for which the quorum will not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Company Law (the “special shareholders resolutions”), including an amendment to the articles of incorporation, a reduction of stated capital, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation requiring shareholders’ resolution and any offering of new shares at a “specially favorable” price (or any offering of the stock acquisition rights to subscribe for, or acquire its shares at “specially favorable” conditions) to any persons other than shareholders. The quorum for special shareholder resolutions must be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the applicable shareholders’ meeting is necessary. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.
     Shareholder Proxies
     We are exempt from Nasdaq’s requirement that a Nasdaq-listed company solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. The Company Law requires us to send ballots to all shareholders with voting rights, together with the notice of shareholders’ meeting. Although we may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, we, in common with the majority of public companies in Japan, provide our shareholders with the opportunity to vote directly by ballot.
     Review of Related Party Transactions
     We are exempt from Nasdaq’s requirement that a Nasdaq-listed company conduct an appropriate review of all related party transactions for potential conflict of interests and that all such transactions be approved by such company’s audit committee or other independent body of the board of directors. The Company Law provides that approval of the board of directors is required for any transaction between Wacoal Holdings and any of its directors or any transaction between Wacoal Holdings and any third party where such transaction involves a conflict of interest situation between Wacoal Holdings and a director. No director can engage in any business which competes with the business of Wacoal Holdings unless he is permitted to do so by the board of directors. All material related party transactions between Wacoal Holdings, its subsidiaries, directors and major shareholders must be disclosed in Wacoal Holdings’ securities report filed annually with the relevant local finance bureau.
     Shareholder Approval
     We are exempt from Nasdaq’s requirement that a Nasdaq-listed company seek shareholder approval in connection with the issuance of securities with stock subscription rights to our directors, officers or key employees.

PART III
Item 17. Financial Statements.
     The information required by this item is set forth beginning on page F-2 of this annual report on Form 20-F.
Item 18. Financial Statements.
     We have responded to Item 17 in lieu of responding to this item.
Item 19. Exhibits.
     Exhibits filed as part of this annual report on Form 20-F.

Exhibit
Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)

1.2	Share Handling Regulations of the Registrant (English Translation)

1.3	Regulations of the Board of Directors of the Registrant (English Translation)*

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)

2.1	Form of Amended and Restated Deposit Agreement, dated as of December 1, 1997, among Wacoal Corp., The Bank of New York, and all Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-1634) filed on October 23, 1997)

8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics of the Registrant**

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 7, 2006.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 20, 2007.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP. (Registrant)
By	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: July 29, 2009

Wacoal Holdings Corp. and Subsidiaries
SCHEDULES:
Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
     Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2009 and 2008, and the related consolidated statements of income, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009, all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, except for the omission of segment information, such consolidated financial statements present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 20 to the consolidated financial statements, on May 8, 2009, the board of directors of Wacoal Holdings Corp. resolved to make Lecien Corporation its wholly owned subsidiary through a share exchange.
Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Companies’ internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2009 expressed an unqualified opinion on the Companies’ internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Osaka, Japan
July 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
     Wacoal Holdings Corp.
     Kyoto, Japan:
We have audited the internal control over financial reporting of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Companies’ internal control over financial reporting based on our audit.
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
In our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Companies and our report dated June 26, 2009 expressed an unqualified opinion on those financial statements, except for the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

/s/ Deloitte Touche Tohmatsu
Osaka, Japan
July 29, 2009

Wacoal Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2009 and 2008

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2009	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥13,378	¥15,857	$134,927
Time deposits and certificates of deposit	9,561	12,186	96,430

Total	22,939	28,043	231,357
Marketable securities (Notes 3 and 19)	10,483	12,614	105,729
Notes and accounts receivable:
Trade notes	541	353	5,456
Trade accounts (Note 16)	19,422	22,337	195,885
Allowance for returns and doubtful receivables (Note 4)	(2,279)	(3,145)	(22,985)
Inventories (Note 5)	31,153	30,020	314,201
Deferred income taxes (Note 15)	5,395	5,411	54,412
Other current assets	2,965	3,212	29,904

Total current assets	90,619	98,845	913,959

PROPERTY, PLANT AND EQUIPMENT:
Land	20,502	20,711	206,777
Buildings and building improvements	58,216	58,575	587,151
Machinery and equipment	13,660	14,448	137,771
Construction in progress	68	99	686

Total	92,446	93,833	932,385
Accumulated depreciation	(43,407)	(42,285)	(437,791)

Net property, plant and equipment	49,039	51,548	494,594

OTHER ASSETS:
Investments in affiliates (Note 6)	13,283	18,942	133,969
Investments (Notes 3 and 19)	29,182	38,056	294,322
Goodwill (Notes 9 and 10)	11,203	11,203	112,990
Other intangible assets (Notes 9 and 10)	13,242	13,216	133,555
Prepaid pension expense (Note 11)		3,444
Deferred income taxes (Note 15)	1,088	1,462	10,973
Other	5,830	4,903	58,800

Total other assets	73,828	91,226	744,609

TOTAL	¥213,486	¥241,619	$2,153,162

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2009	2008	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 7)	¥5,221	¥5,572	$52,658
Notes and accounts payable:
Trade notes	2,498	1,935	25,194
Trade accounts (Note 16)	9,172	9,394	92,506
Other payables	5,817	6,327	58,669
Accrued payroll and bonuses	6,336	6,645	63,903
Income taxes payable	747	3,872	7,534
Current portion of long-term debt (Notes 7 and 18)	39	48	393
Other current liabilities (Note 11)	2,113	2,217	21,311

Total current liabilities	31,943	36,010	322,168

LONG-TERM LIABILITIES:
Long-term debt (Notes 7 and 18)	42	81	424
Liability for termination and retirement benefits (Note 11)	4,090	2,181	41,251
Deferred income taxes (Note 15)	8,346	14,527	84,175
Other long-term liabilities (Notes 11 and 15)	1,098	1,356	11,074

Total long-term liabilities	13,576	18,145	136,924

MINORITY INTERESTS	2,094	2,351	21,120

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 12):
Common stock, no par value — authorized, 500,000,000 shares in 2009 and 2008; issued 143,378,085 shares in 2009 and 2008	13,260	13,260	133,737
Additional paid-in capital (Note 13)	29,316	29,262	295,673
Retained earnings	138,235	136,589	1,394,201
Accumulated other comprehensive (loss) income (Note 14):
Foreign currency translation adjustments	(8,288)	248	(83,591)
Unrealized gain on securities	325	5,295	3,278
Pension liability adjustments (Note 11)	(3,383)	514	(34,120)

Total accumulated other comprehensive (loss) income	(11,346)	6,057	(114,433)
Less treasury stock at cost — 2,927,238 shares and 35,998 shares in 2009 and 2008	(3,592)	(55)	(36,228)

Total shareholders’ equity	165,873	185,113	1,672,950

TOTAL	¥213,486	¥241,619	$2,153,162

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2009	2008	2007	2009

NET SALES (Note 16)	¥172,276	¥165,761	¥166,410	$1,737,529

OPERATING COSTS AND EXPENSES (INCOME):
Cost of sales (Notes 11 and 16)	84,686	83,127	84,658	854,120
Selling, general and administrative (Notes 11 and 13)	77,399	69,245	68,831	780,625
Impairment charges on long-lived assets	29	33		293
Loss (gain) on sale or disposal of property, plant and equipment	33	(184)	25	333

Total operating costs and expenses	162,147	152,221	153,514	1,635,371

OPERATING INCOME	10,129	13,540	12,896	102,158

OTHER INCOME (EXPENSES):
Interest income	274	303	236	2,763
Interest expense	(75)	(78)	(73)	(756)
Dividend income	677	641	603	6,828
Gain on sale or exchange of marketable securities and investments (Note 3)	19	715	406	192
Impairment charges on marketable securities and investments (Notes 1 and 3)	(3,550)	(937)	(423)	(35,804)
Other — net	153	169	275	1,543

Total other (loss) income — net	(2,502)	813	1,024	(25,234)

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES, AND MINORITY INTERESTS (Note 15)	7,627	14,353	13,920	76,924

INCOME TAXES (Note 15):
Current	2,717	5,577	2,874	27,403
Deferred	496	276	3,628	5,003

Total income taxes	3,213	5,853	6,502	32,406

INCOME BEFORE EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES, AND MINORITY INTERESTS	4,414	8,500	7,418	44,518

EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES (Note 6)	893	(3,392)	1,771	9,007

MINORITY INTERESTS	(77)	(142)	(160)	(777)

NET INCOME	¥5,230	¥4,966	¥9,029	$52,748

(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2009, 2008 and 2007

				U.S. Dollars
	Yen			(Note 2)
	2009	2008	2007	2009

EARNINGS PER SHARE (Note 17):
Basic	¥36.75	¥35.14	¥63.18	$0.37

Diluted	¥36.74	¥35.14	¥63.18	$0.37

EARNINGS PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 17):
Basic	¥183.74	¥175.72	¥315.90	$1.85

Diluted	¥183.72	¥175.72	¥315.90	$1.85

See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income
Years Ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2009	2008	2007	2009

NET INCOME	¥5,230	¥4,966	¥9,029	$52,748

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX (Note 14):
Foreign currency translation adjustments	(8,536)	(468)	1,452	(86,092)
Unrealized (losses) gains on securities	(4,970)	(9,133)	117	(50,126)
Pension liability adjustments	(3,897)	(3,616)		(39,304)

OTHER COMPREHENSIVE (LOSS) INCOME	(17,403)	(13,217)	1,569	(175,522)

COMPREHENSIVE (LOSS) INCOME	¥(12,173)	¥(8,251)	¥10,598	$(122,774)

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
Years Ended March 31, 2009, 2008 and 2007

		Millions of Yen
	Shares of Outstanding		Additional		Accumulated Other
	Common Stock	Common	Paid-in	Retained	Comprehensive
	(Thousands)	Stock	Capital	Earnings	Income	Treasury Stock

BALANCE, APRIL 1, 2006	143,916	¥13,260	¥25,242	¥134,515	¥13,575	¥(117)

Net income				9,029
Other comprehensive income					1,569
Cash dividends paid, ¥100 per 5 shares of common stock				(2,878)
Repurchase of treasury stock	(3,339)					(5,047)
Adjustment to initially apply SFAS No. 158, net of tax (Note 11)					4,130

BALANCE, MARCH 31, 2007	140,577	13,260	25,242	140,666	19,274	(5,164)

Net income				4,966
Other comprehensive loss					(13,217)
Cash dividends paid, ¥110 per 5 shares of common stock				(3,093)
Repurchase of treasury stock	(3,936)					(6,015)
Cancellation of treasury stock				(5,950)		5,950
Issuance of new shares to acquire a subsidiary (Note 9)	3,261		4,474
Distribution of treasury stock to acquire a subsidiary (Note 9)	3,440		(454)			5,174

BALANCE, MARCH 31, 2008	143,342	13,260	29,262	136,589	6,057	(55)

Net income				5,230
Other comprehensive loss					(17,403)
Cash dividends paid, ¥125 per 5 shares of common stock				(3,584)
Repurchase of treasury stock	(2,891)					(3,537)
Share-based compensation granted (Note 13)			54

BALANCE, MARCH 31, 2009	140,451	¥13,260	¥29,316	¥138,235	¥(11,346)	¥(3,592)

	Thousands of U.S. Dollars (Note 2)
		Additional		Accumulated Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income	Treasury Stock

BALANCE, MARCH 31, 2008	$133,737	$295,129	$1,377,600	$61,089	$(555)

Net income			52,748
Other comprehensive loss				(175,522)
Cash dividends paid, $1.26 per 5 shares of common stock			(36,147)
Repurchase of treasury stock					(35,673)
Share-based compensation granted (Note 13)		544

BALANCE, MARCH 31, 2009	$133,737	$295,673	$1,394,201	$(114,433)	$(36,228)

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2009	2008	2007	2009

OPERATING ACTIVITIES:
Net income	¥5,230	¥4,966	¥9,029	$52,748
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,546	3,908	3,735	45,850
Provision for returns and doubtful receivables	(725)	190	173	(7,312)
Deferred income taxes	496	276	3,628	5,003
Loss (gain) on sale or disposal of property, plant and equipment	33	(184)	25	333
Impairment charges on long-lived assets	29	33		293
Gain on sale or exchange of marketable securities and investments	(19)	(715)	(406)	(192)
Impairment charges on marketable securities and investments (Note 1)	3,550	937	423	35,804
Equity in net (income) loss of affiliated companies, less dividends	(296)	4,198	(1,164)	(2,986)
Changes in assets and liabilities:
Decrease in notes and accounts receivable	2,109	1,822	401	21,271
(Increase) decrease in inventories	(2,494)	1,218	(2,897)	(25,154)
Decrease (increase) in other current assets	105	49	(371)	1,059
Increase (decrease) in notes and accounts payable	841	(2,614)	219	8,482
Decrease in liability for termination and retirement benefits	(1,209)	(2,613)	(2,472)	(12,194)
(Decrease) increase in accrued expenses, income taxes payable and other current liabilities	(3,550)	2,681	(696)	(35,804)
Other	(478)	73	(288)	(4,821)

Net cash provided by operating activities	8,168	14,225	9,339	82,380

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	7,124	10,506	28,509	71,851
Payments to acquire marketable securities	(5,439)	(9,892)	(9,929)	(54,856)
Proceeds from sales of property, plant and equipment	159	1,057	524	1,604
Capital expenditures	(2,362)	(1,211)	(2,536)	(23,823)
Payments to acquire intangible assets	(1,846)	(1,678)	(984)	(18,618)
Proceeds from sales of investments	30	1,414	8	303
Payments to acquire investments in affiliated companies			(15,326)
Payments to acquire investments	(1,871)	(618)	(1,887)	(18,871)
Cash balances of subsidiary acquired in excess of cash paid			80
Cash balances of subsidiary acquired through share exchanges (Note 9)		4,115
Other	(509)	(103)	356	(5,134)

Net cash (used in) provided by investing activities	(4,714)	3,590	(1,185)	(47,544)

FINANCING ACTIVITIES:
Decrease in short-term bank loans — net	(279)	(259)	(575)	(2,814)
Proceeds from issuance of long-term debt		18	130
Repayments of long-term debt	(48)	(51)	(34)	(484)
Repurchase of treasury stock	(3,537)	(6,015)	(5,047)	(35,673)
Dividends paid on common stock	(3,584)	(3,093)	(2,878)	(36,147)

Net cash used in financing activities	(7,448)	(9,400)	(8,404)	(75,118)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,110)	(188)	173	(11,195)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS — (Forward)	¥(5,104)	¥8,227	¥(77)	$(51,477)
See notes to consolidated financial statements.
(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2009, 2008 and 2007

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2009	2008	2007	2009

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS — (Forward)	¥(5,104)	¥8,227	¥(77)	$(51,477)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,043	19,816	19,893	282,834

CASH AND CASH EQUIVALENTS, END OF YEAR	¥22,939	¥28,043	¥19,816	$231,357

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥75	¥78	¥70	$756
Income taxes	7,268	2,542	4,667	73,303

NONCASH INVESTING ACTIVITIES:
Fair value of certain marketable securities received in exchange for other marketable securities with a carrying values of ¥7 million ($71 thousand) and ¥48 million in 2009 and 2008, respectively	¥9	¥143		$91
Acquisition of subsidiary through share exchanges (Note 9)		9,194
See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements — Wacoal Holdings Corp. (the “Company”) and subsidiaries are predominantly engaged in one industry, the manufacture and sale of apparel, including foundation garments, lingerie, nightwear and outerwear in Japan, the United States of America, Europe and certain Asian countries.

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

Foreign subsidiaries of the Company have a fiscal year ending December 31. The accounts of those subsidiaries are included in the Company’s consolidated financial statements based on the subsidiaries’ fiscal year. As further described in Note 9 to the financial statements, on January 10, 2008, the Company acquired the remaining 51% interest in a domestic subsidiary with a fiscal year ended February 29, 2008. Prior to January 10, 2008, the Company accounted for its original investment of 49% in this subsidiary using the equity method. As of March 31, 2008 and thereafter, the subsidiary is included in the Company’s consolidated balance sheet based on the subsidiary’s fiscal year end. However, because the subsidiary’s results of operations and changes in financial position between January 10, 2008 and March 31, 2008 were not significant, the Company continued to account for its investment using the equity method and the income from the subsidiary’s operations for the fiscal year ended February 29, 2008 was included in equity in net income (loss) of affiliated companies in the consolidated statements of income. The subsidiary is included in the Company’s consolidated statements of income for the year ended March 31, 2009 based on the subsidiary’s fiscal year end for the year ended February 28, 2009.

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

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using weighted-average exchange rates for the period. Translation adjustments are included in other comprehensive (loss) income, a separate component of shareholders’ equity. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in other income (expenses) in the consolidated statements of income.

Marketable Securities and Investments — The Companies classify their debt and marketable equity securities as available-for-sale and carry them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive (loss) income, a separate component of shareholders’ equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

If a decline in the fair value of marketable securities and investments is determined to be other-than-temporary, an impairment charge is recorded in the consolidated statements of income. The Companies periodically determine whether a decline in the fair value of marketable securities and investments is deemed to be other-than temporary based on criteria that include the duration of the market decline, the extent to which cost exceeds market value, the financial position and business outlook of the issuer and the intent and ability of the Companies to retain the impaired marketable securities and investments for a sufficient period of time for anticipated recovery in market value.

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

Buildings and building improvements:	5 - 50 years (Mainly 38 years)

Machinery and equipment:	2 - 20 years (Mainly 5 years)
Goodwill and Other Intangible Assets — Goodwill represents the excess of the purchase price over the related underlying tangible and intangible net asset values of business acquired. Annually, or more frequently if conditions indicate an earlier review is necessary, the carrying value of the goodwill of reporting unit is compared to an estimate of its fair value. The annual or more frequent evaluation for impairment of goodwill is based on valuation models that incorporate assumptions and internal projections of expected future cash flows and operating plans.

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

The Companies recorded ¥29 million ($293 thousand) and ¥33 million in impairment charges on long-lived assets for the years ended March 31, 2009 and 2008, respectively, which resulted from the impairment of primarily buildings of certain factory in the year ended 2009, and land and buildings of a company residence in the year ended 2008. The Company decided to close its wholly owned manufacturing subsidiary, Tokai Wacoal Sewing Corp., and to sell its property, plant and equipment to an unrelated party in the year ended March 31, 2009. Therefore, the Companies recognized an impairment of the asset to be disposed of by sale at the amount of the difference between the sales price and the Company’s book value. In the year ended March 31, 2008, the Company decided to sell the company residence to an unrelated party. The Company entered into a sales contract in March 2008 and the sales transaction completed in April 2008. Therefore, the Companies recognized an impairment of the asset to be disposed of by sale at the amount of the difference between the sales price and the Company’s book value. No impairment charges were recorded in the year ended March 31, 2007.

Derivatives — Derivative instruments, including certain derivative instruments embedded in other contracts, are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities an Amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Changes in the fair value of a derivative are recorded in earnings, since derivative instruments are not designated as a hedge.

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

Leases — Certain noncancelable leases are classified as capital leases and the leased assets are included as part of property, plant and equipment. Such leasing arrangements involve the computer aided design system and the computer hardware. Other leases are classified as operating leases and are not capitalized. The payments on such leases are recorded as expense. The rental expense under operating leases is recognized on a straight-line basis.

Treasury Stock — The Companies account for treasury stock under the cost method and include treasury stock as a component of Shareholders’ Equity.

Acquisition — The Company accounts for acquisitions using the purchase method in accordance with SFAS No. 141, “Business Combinations.” The Company allocates the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, including intangible assets that can be identified and named. The purchase price in excess of the fair value of the net assets and liability is recorded as goodwill.

Share-Based Compensation — Share-based compensation is accounted for in accordance with SFAS No. 123(R) (revised 2004), “Share Based Payment.” The Company measures share-based compensation cost at the grant date, based on the fair value of the award and is recognized over the requisite service period, which is the vesting period. The fair value of the award is estimated using the Black-Scholes option-pricing model.

Revenue Recognition — The Companies recognize revenue on sales to retailers, mail order catalog sales and internet sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred resulting in transfer of title and risk of loss, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. The Companies establish allowances for estimated returns based on historical experience. As for consignment sales, the Companies recognize revenue when the products are sold to the ultimate customer. The Companies recognize revenue on direct retailing sales at the Companies’ directly managed retail stores at the point of sale to the customer.

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2009, 2008 and 2007 were ¥13,624 million ($137,408 thousand), ¥11,768 million and ¥12,084 million, respectively and have been included in selling, general and administrative expenses.

Shipping and Handling Costs — Shipping and handling costs for the years ended March 31, 2009, 2008 and 2007 were ¥4,895 million ($49,370 thousand), ¥4,062 million and ¥4,186 million, respectively, and have been included in selling, general and administrative expenses.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2009, 2008 and 2007 were ¥768 million ($7,746 thousand), ¥766 million and ¥714 million, respectively, and have been included in selling, general and administrative expenses.

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

On April 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Reclassifications — Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

To conform to the 2009 presentation, the Companies have reclassified impairment charges on marketable securities to “Impairment charges on marketable securities and investments,” which had previously been presented as “Other” in other expenses in the consolidated statements of income and “Other” in operating activities in the consolidated statements of cash flows.

Recent Accounting Pronouncements:

Fair Value Measurements — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS No. 157 for one year for certain nonfinancial assets and liabilities. The Companies adopted SFAS No. 157 in the first quarter beginning April 1, 2008 for all financial assets and liabilities that are recognized or disclosed at fair value. This adoption did not have a material impact on the Companies’ consolidated results of operations and financial position. The Companies are currently in the process of assessing the impact of the adoption of SFAS No. 157 for all nonfinancial assets and liabilities, since the adoption of SFAS No. 157 for all nonfinancial assets and liabilities is effective for the fiscal years beginning after November 15, 2008. See Note 19 for disclosures required by SFAS No. 157.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. FAS 157-3 is effective upon issuance. This adoption did not have a material impact on the Companies’ consolidated financial position, result of operations or cash flows.

In April 2009, the FASB issued FSP No. FAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. FSP No. FAS 157-4 is effective for interim or fiscal years ending after June 15, 2009. The Companies are currently in the process of assessing the impact of adoption of FSP No. FAS 157-4 on its financial position, results of operation or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 - In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a impact on the consolidated financial statements, since the Companies did not elect to report financial assets and liabilities at fair value.

Business Combinations — In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations.” This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” FSP No. FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP No. FAS141(R)-1 are effective for business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning on or after December 15, 2008. The Companies are currently in the process of assessing the impact the adoption of SFAS No. 141(R) and FSP No. FAS 141(R)-1 will have on their consolidated financial position, cash flows or results of operations.

Noncontrolling Interest in Consolidated Financial Statements — In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51.” This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Companies are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its financial position, results of operations or cash flows.

Disclosure about Derivative Instruments and Hedging Activities — In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. According to FSP No. FAS 133 and FIN 45-4, the Companies adopted SFAS No. 161 in the fourth quarter ended March 31, 2009. SFAS No. 161 impacts disclosures only. See Note 19 for disclosures required by SFAS No. 161.

Employer’s Disclosures about Postretirement Benefit Plan Assets — In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP No. FAS 132(R)-1 requires providing detailed disclosures about fair value measurements of plan assets such as information about how investment allocation decisions are made, the fair value of each major category of plan assets, information about the inputs and valuation techniques used to develop fair value measurements, and significant concentrations of risk. FSP No. FAS 132(R) impacts disclosures only. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009.

Recognition and Presentation of Other-Than-Temporary Impairments — In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP No. FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP No. FAS 115-2 and FAS 124-2 are effective for interim or fiscal years ending after June 15, 2009. The Companies are currently in the process of assessing the impact the adoption of FSP No. FAS 115-2 and FAS 124-2 will have on their consolidated financial position, cash flows or results of operations.

Subsequent Events — In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” SFAS No. 165 provides guidance to establish general standards of accounting for and disclosure of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim or fiscal years ending after June 15, 2009. The Companies are currently evaluating the potential impact, if any, of the adoption of SFAS No. 165.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥99.15 to $1, the noon buying rate for yen in New York City at March 31, 2009. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3.	MARKETABLE SECURITIES AND INVESTMENTS

The fair value of debt and marketable equity securities is based on quoted market prices at March 31, 2009 and 2008. The fair values of the debt and marketable equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2009	Cost	Gain	Loss	Fair Value

Current:
Corporate debt securities	¥5,011	¥56	¥143	¥4,924
Bank debt securities	100			100
Mutual fund	3,987	261	461	3,787
National debt securities	1,659	13		1,672

Total	¥10,757	¥330	¥604	¥10,483

Noncurrent:
Equity securities	¥22,505	¥5,961	¥2,173	¥26,293

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2008	Cost	Gain	Loss	Fair Value

Current:
Corporate debt securities	¥4,302	¥4	¥127	¥4,179
Bank debt securities	100		1	99
Mutual fund	5,475	118	144	5,449
National debt securities	2,309	12		2,321

Total	¥12,186	¥134	¥272	¥12,048

Noncurrent:
Equity securities	¥25,762	¥13,333	¥2,114	¥36,981

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2009	Cost	Gain	Loss	Fair Value

Current:
Corporate debt securities	$50,540	$565	$1,442	$49,663
Bank debt securities	1,008			1,008
Mutual fund	40,212	2,633	4,650	38,195
National debt securities	16,732	131		16,863

Total	$108,492	$3,329	$6,092	$105,729

Noncurrent:
Equity securities	$226,979	$60,121	$21,916	$265,184

There were no securities which had been in a continuous unrealized loss position for more than 12 months at March 31, 2009 and 2008. Gross unrealized holding losses and fair values of debt and marketable equity securities, all of which have been in a continuous unrealized loss position for less than 12 months at March 31, 2009 and 2008, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2009	Fair Value	Loss	Fair Value	Loss

Current:
Corporate debt securities	¥3,638	¥143	$36,692	$1,442
Bank debt securities	100	0	1,008	0
Mutual fund	2,247	461	22,663	4,650

Total	¥5,985	¥604	$60,363	$6,092

Noncurrent:
Equity securities	¥5,862	¥2,173	$59,123	$21,916

	Millions of Yen
		Gross
		Unrealized
2008	Fair Value	Loss

Current:
Corporate debt securities	¥3,675	¥127
Mutual fund	2,943	144
Bank debt securities	99	1
National debt securities	810

Total	¥7,527	¥272

Noncurrent:

Equity securities	¥5,351	¥2,114

The unrealized losses on investments were caused primarily by a general decline in stock prices in Japan as of the end of the fiscal year. The Companies periodically determine whether a decline in the fair value of marketable securities and investments is deemed to be other-than temporary based on criteria that include the duration of market decline, the extent to which cost exceeds market value, the financial position and business outlook of the issuer and the intent and ability of the Companies to retain the impaired marketable securities and investments for sufficient period of time for anticipated recovery in market value as described in Note 1. No investments were identified that meet the Companies’ criterion for recognition of an impairment loss on investments in unrealized loss position presented above. Therefore, the Companies do not believe the unrealized losses represent an other-than-temporary impairment as of March 31, 2009 and 2008.

Future maturities of debt securities and mutual fund classified as available-for-sale at March 31, 2009 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value

Due within one year	¥2,330	¥2,367	$23,500	$23,873
Due after one year through five years	5,402	5,572	54,483	56,198
Due after five years through ten years	1,501	1,351	15,138	13,626
After ten years	1,524	1,193	15,371	12,032

Total	¥10,757	¥10,483	$108,492	$105,729

Proceeds from sales of available-for-sale securities were ¥304 million ($3,066 thousand), ¥2,136 million and ¥2,573 million for the years ended March 31, 2009, 2008 and 2007, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2008 and 2007 were ¥557 million and ¥408 million, respectively. No realized gains were recorded in 2009. The gross realized losses on the sales of available-for-sale securities for the year ended March 31, 2007 were ¥2 million. No realized losses were recorded in 2009 and 2008.

During the years ended March 31, 2009 and 2008, the Companies exchanged certain equity securities for other marketable securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥2 million ($20 thousand) and ¥95 million in the years ended March 31, 2009 and 2008. No such exchanges were made in 2007.

The Companies recognized impairment charges on marketable securities and investments of ¥3,550 million ($35,804 thousand), ¥937 million and ¥423 million in the years ended March 31, 2009, 2008 and 2007, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and aggregated ¥2,865 million ($28,896 thousand) and ¥1,019 million at March 31, 2009 and 2008, respectively. Investments in non-marketable equity securities are reviewed annually or upon the occurrence of an event for other-than temporary impairment.

The Company’s subsidiary in the United States of America adopted a non-qualified deferred compensation plan and trust agreement. Investments consist of several mutual funds, which are recorded at the fair market value of ¥24 million ($242 thousand) and ¥56 million as of March 31, 2009 and 2008, respectively.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2009	2008	2007	2009

Balance at beginning of year	¥77	¥82	¥92	$777
Charged to costs and expenses	13	10	10	131
Balances written-off/reversed	(8)	(15)	(20)	(81)

Balance at end of year	¥82	¥77	¥82	$827

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2009	2008	2007	2009

Balance at beginning of year	¥3,068	¥2,897	¥2,686	$30,943
Charged to costs and expenses	2,197	3,068	2,897	22,158
Balances utilized	(3,068)	(2,897)	(2,686)	(30,943)

Balance at end of year	¥2,197	¥3,068	¥2,897	$22,158

5.	INVENTORIES

Inventories at March 31, 2009 and 2008 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Finished products	¥26,702	¥25,653	$269,309
Work in process	3,269	3,097	32,970
Raw materials	1,182	1,270	11,922

Total	¥31,153	¥30,020	$314,201

6.	INVESTMENTS IN AFFILIATES

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

The Companies’ investments in affiliated companies and percentage of ownership at March 31, 2009 and 2008 include, among others, the following companies:

	2009
					Thousands of
		Yen	Millions of Yen	U.S. Dollar	U.S. Dollars
			Aggregate Value		Aggregate Value
	Percentage of	Quoted Market	of Quoted	Quoted Market	of Quoted Market
Name of Investee	Ownership (%)	Price	Market Price	Price	Price

Thai Wacoal Public Company Limited	34	¥97	¥3,896	$978	$39,294
Shinyoung Wacoal Inc.	25	6,046	1,360	60,978	13,717
Indonesia Wacoal Co., Ltd.	42
Taiwan Wacoal Co., Ltd.	50
House of Rose Co., Ltd.	20	1,334	1,267	13,454	12,779

	2008
		Yen	Millions of Yen
			Aggregate Value
	Percentage of Ownership	Quoted Market	of Quoted Market
Name of Investee	(%)	Price	Price

Thai Wacoal Public Company Limited	34	¥111	¥4,488
Shinyoung Wacoal Inc.	25	15,064	3,389
Indonesia Wacoal Co., Ltd.	42
Taiwan Wacoal Co., Ltd.	50
House of Rose Co., Ltd.	20	1,370	1,302
The following tables represent the summarized information from the balance sheets and statements of operations for the affiliated companies which are accounted for under the equity method as of and for the years ended March 31, 2009 and 2008.

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Current assets	¥30,974	¥40,330	$312,395
Noncurrent assets	24,926	37,690	251,397

Total	¥55,900	¥78,020	$563,792

Current liabilities	¥8,247	¥13,223	$83,177
Noncurrent liabilities	5,771	5,885	58,205
Minority interests	1	1	10
Net assets	41,881	58,911	422,400

Total	¥55,900	¥78,020	$563,792

				Thousands of
	Millions of Yen			U.S. Dollars
	2009	2008	2007	2009

Net sales	¥57,488	¥81,466	¥75,414	$579,808
Gross profit	30,388	44,063	38,260	306,485
Income before income taxes	3,630	7,480	7,011	36,611
Net income	2,832	5,087	5,052	28,563
Dividends received from the affiliated companies were ¥597 million ($6,021 thousand), ¥806 million and ¥607 million during the years ended March 31, 2009, 2008 and 2007, respectively.

7.	SHORT-TERM BANK LOANS AND CAPITAL LEASE OBLIGATIONS

Short-term bank loans at March 31, 2009 and 2008 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Unsecured bank loans	¥5,221	¥5,572	$52,658
The weighted-average annual interest rates on short-term bank loans as of March 31, 2009 and 2008 were 1.5% and 1.3%, respectively.

Capital lease obligations at March 31, 2009 and 2008 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Capital lease obligations	¥81	¥129	$817
Less current portion	(39)	(48)	(393)

Capital lease obligations, less current portion	¥42	¥81	$424

The future minimum payments required at March 31, 2009 were as follows:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2010	¥39	$393
2011	42	424

Total	¥81	$817

In 2009 and 2008, no assets were pledged as collateral.

8.	LEASES

The Companies lease most of their store premises, some of their distribution centers, and certain equipment. Most leases have automatic renewal provisions and allow the Companies to extend the lease term beyond the initial base period, subject to the terms agreed at lease inception. Future minimum rental commitments on non-cancelable operating leases are presented below:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2010	¥820	$8,271
2011	713	7,191
2012	535	5,396
2013	505	5,093
2014	164	1,654
Thereafter	946	9,541

Total	¥3,683	$37,146

Rental expenses were ¥4,800 million ($48,411 thousand), ¥3,979 million and ¥3,795 million for the years ended March 31, 2009, 2008 and 2007, respectively.

9.	ACQUISITION

On January 10, 2008, the Company acquired the remaining 51% of the outstanding common shares of Peach John Co., Ltd. (“PJ”), primarily a mail-order innerwear retailer, through share exchange. Until then, the Company had held a 49% of the issued common shares since the initial acquisition on June 2, 2006. This acquisition aimed to expand its innerwear operations’ market area by including customer age groups and product styles that it had not been able to develop fully.

This transaction was accounted for as a purchase. PJ is included in the Company’s consolidated balance sheet as of March 31, 2008 based on PJ’s fiscal year end, which is February 29, 2008. However, because PJ’s results of operations and change in financial position between January 10, 2008 and March 31, 2008 were not significant, the Company continued to account for its investment using the equity method and the income from PJ’s operations for the fiscal year ended February 29, 2008 was included in equity in net income (loss) of affiliated companies in the consolidated statements of income.

The purchase cost of the additional shares was ¥9,266 million, which consisted of the fair value of the shares distributed to the shareholder of PJ and the direct costs of the business combination. As consideration for the acquisition, the Company distributed 3,261,400 new shares and 3,440,000 shares of treasury stock to the shareholder of PJ. Those shares were valued at ¥1,372 per share which was the five-day average stock price before the acquisition announcement on November 9, 2007.

The purchase price of additional PJ shares was allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed. The Company’s new basis of investments in PJ was ¥21,814 million, including the initial investment of ¥10,670 million for the 49% shares and the corresponding amount of deferred tax liability of ¥1,878 million for the outside basis temporary differences, which the Company recognized on investment in PJ upon the acquisition.

As a result of the allocation of new basis of investment in PJ, the Company recognized goodwill of ¥11,203 million and intangible assets of ¥8,677 million, in aggregate, which were classified as goodwill and other intangible assets in the consolidated balance sheets. Intangible assets consisted of trademark of ¥5,316 million and customer list of ¥3,361 million. The trademark is not subject to amortization and the customer list is subject to amortization over estimated useful life of 7 years. Goodwill is not deductible for tax purpose.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Millions of
Yen
2008

Current assets	¥6,808
Property, plant, and equipment	698
Intangible assets	8,677
Goodwill	11,203
Other assets	692

Total assets acquired	28,078

Current liabilities	2,432
Long-term debt	3,832

Total liabilities assumed	6,264

Net assets acquired	¥21,814

Unaudited Pro Forma Results

Unaudited pro forma financial information is presented below as if the acquisition of PJ occurred at the beginning of the 2008 and 2007.

	Millions of Yen
	2008	2007

Pro forma sales	¥180,407	¥181,820
Pro forma operating income	14,627	14,219
Pro forma net income	5,492	9,802

	Yen
	2008	2007

Pro forma earnings per share	¥39	¥66
10.	GOODWILL AND OTHER INTANGIBLE ASSETS

The components of acquired intangible assets excluding goodwill at March 31, 2009 and 2008 were as follows:

	2009
	Millions of Yen		Thousands of U.S. Dollars
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
Year Ended March 31	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer list	¥3,361	¥480	$33,898	$4,841
Software	7,118	2,730	71,790	27,534
Other	945	386	9,531	3,893

Total	¥11,424	¥3,596	$115,219	$36,268

Unamortized intangible assets:
Trademark	¥5,316		$53,616
Other	98		988

Total	¥5,414		$54,604

	2008
	Millions of Yen
	Gross
	Carrying	Accumulated
Year Ended March 31	Amount	Amortization

Amortized intangible assets:
Customer list	¥3,361
Software	5,633	¥2,356
Other	1,414	251

Total	¥10,408	¥2,607

Unamortized intangible assets:
Trademark	¥5,316
Other	99

Total	¥5,415

Intangible assets acquired during the year ended March 31, 2009 totaled ¥1,846 million ($18,618 thousand) which primarily consist of software of ¥1,832 million ($18,477 thousand). Trademark and customer list are recorded from acquired business. Trademark is not subject to amortization, customer list is subject to amortization over estimated useful life of 7 years and software is subject to amortization over estimated useful life of 5 years.

Aggregate amortization expenses related to intangible assets and future estimated amortization expense were as follows:

	Millions of	Thousands of
	Yen	U.S. Dollars
	2009	2009

Year Ended March 31
Aggregate amortization expense
2009	¥1,496	$15,088
Year Ending March 31
Estimated amortization expense
2010	1,570	15,835
2011	1,541	15,542
2012	1,441	14,534
2013	1,251	12,617
2014	967	9,752

Total	¥6,770	$68,280

Millions of
Yen
2008
Year Ended March 31
Aggregate amortization expense
2008	¥909
Year Ending March 31
Estimated amortization expense
2009	1,379
2010	1,260
2011	1,200
2012	1,084
2013	841

Total	¥5,764

There were no changes in the carrying amount of goodwill for the year ended March 31, 2009.

11.	TERMINATION AND RETIREMENT PLANS

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

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Change in benefit obligation:
Benefit obligation at beginning of year	¥32,819	¥33,059	$331,003
Service cost	812	858	8,190
Interest cost	751	761	7,574
Participants’ contributions	73	73	736
Actuarial loss (gain)	61	(1,041)	615
Benefits paid from plan assets	(492)	(394)	(4,962)
Settlement paid from plan assets	(694)	(569)	(6,999)
Settlement paid by the Companies	(384)	(187)	(3,873)
Increase due to change in scope of consolidation		259

Benefit obligation at end of year	32,946	32,819	332,284

Change in plan assets:
Fair value of plan assets at beginning of year	¥34,067	¥38,048	$343,590
Actual return on plan assets	(5,963)	(5,581)	(60,141)
Employer contributions	2,078	2,490	20,958
Participants’ contributions	73	73	736
Benefit payments	(492)	(394)	(4,962)
Settlement payments	(694)	(569)	(6,999)

Fair value of plan assets at end of year	29,069	34,067	293,182

Funded status at end of year	¥(3,877)	¥1,248	$(39,102)

Amounts recognized in the consolidated balance sheets at March 31, 2009 and 2008 consist of:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Prepaid pension expense		¥3,444
Accrued expenses	¥(91)	(104)	$(918)
Liability for termination and retirement benefits	(3,786)	(2,092)	(38,184)

	¥(3,877)	¥1,248	$(39,102)

Amounts recognized in accumulated other comprehensive income at March 31, 2009 and 2008 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Actuarial loss	¥(10,585)	¥(4,705)	$(106,757)
Prior service benefit	4,880	5,572	49,218

	¥(5,705)	¥867	$(57,539)

The accumulated benefit obligation for all defined benefit plans at March 31, 2009 and 2008 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Accumulated benefit obligation	¥32,023	¥31,842	$322,975
Net periodic benefit costs for the Companies’ plans consisted of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2009	2008	2007	2009

Service cost	¥812	¥858	¥936	$8,190
Interest cost on projected benefit obligation	751	761	748	7,574
Expected return on plan assets	(774)	(788)	(726)	(7,806)
Net amortization	228	(770)	(826)	2,299

	¥1,017	¥61	¥132	$10,257

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2009 and 2008 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Current year actuarial loss	¥(6,800)	¥(5,328)	$(68,583)
Amortization of actuarial loss (gain)	919	(79)	9,269
Amortization of prior service benefit	(691)	(691)	(6,969)

	¥(6,572)	¥(6,098)	$(66,283)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are summarized as follows:

	2009
	Millions of	Thousands of
	Yen	U.S. Dollars

Actuarial gain	¥1,852	$18,679
Prior service benefit	(691)	(6,969)
The Companies use a March 31 measurement date for its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligation liabilities shown above were as follows:

	2009	2008

Discount rate	2.5%	2.5%
Rate of increase in future compensation	0.0%	0.0%
The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2009	2008	2007

Discount rate	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
Rate of increase in future compensation	0.0%	0.5%	0.5%
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

The asset allocation at March 31, 2009 and 2008 was as follows:

	2009	2008

Equity securities	39.0%	45.4%
Debt securities	40.8%	44.4%
Life insurance company general accounts	14.8%	8.4%
Cash and cash equivalents	5.4%	1.8%
The target allocation percentages are reviewed and approved by the Pension Committee. The actual allocations for 2009 and 2008 are different from the target allocation percentages primarily because the Company maintained additional equity securities as the separate plan asset which was contributed to the plan based on an agreement between the Company and employees and are not governed by the Pension Committee. As such, the actual allocation percentage of equity securities to the total plan assets is higher than the target allocation, and similarly, the actual allocation for the debt securities and other types of assets are lower than the target allocation.

The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥1,479 million ($14,917 thousand) to their plans in the year ending March 31, 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars
2010	¥1,358	$13,696
2011	1,512	15,250
2012	1,609	16,228
2013	1,781	17,963
2014	1,886	19,022
2015 - 2019	10,111	101,977
Employee Early Retirement Program - The Companies provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥157 million ($1,583 thousand), ¥51 million and ¥14 million were paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2009, 2008 and 2007, respectively.

Termination Plan for Directors and Corporate Auditors - The Company and certain subsidiaries had termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump-sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of its shareholders. The amount of benefit for each individual was fixed as of June 29, 2005 and will remain frozen until the retirement of each respective director and corporate auditor. The outstanding liabilities at March 31, 2009 and 2008 were ¥339 million ($3,419 thousand) and ¥368 million, respectively, and were recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan,” the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors at March 31, 2009 and 2008 were ¥304 million ($3,066 thousand) and ¥90 million, respectively, and were included in liability for termination and retirement benefits.

12.	SHAREHOLDERS’ EQUITY

Since May 1, 2006, Japanese companies have been subject to the Companies Act of Japan (the “Companies Act”), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:
(a)	Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Companies Act, even though such companies have an audit committee instead of the Board of Corporate Auditors.

The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

The amount of retained earnings available for dividends under the Companies Act was ¥95,616 million ($964,357 thousand) as of March 31, 2009, based on the amount recorded in the parent company’s general books of account.

(b)	Increases/decreases and transfer of common stock, reserve and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c)	Treasury stock and treasury stock acquisition rights

The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Companies Act, stock acquisition rights are now presented as a separate component of equity. The Companies Act also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.
13.	SHARE-BASED COMPENSATION

The Company adopted stock option plan in the year ended March 31, 2009. Under the 2009 stock option plan, the Company granted its shares of common stock to directors of the Company and the Company’s wholly owned subsidiary, Wacoal Corp. except outside directors in the year ended March 31, 2009. The Company believes that such awards better align the interests of its directors with those of its shareholders, by sharing both risk and return of fluctuations in stock prices and giving motivation to heighten its corporate value. The compensation cost is valued at fair value on the grant date. Options vest over one year in proportion to the service months of directors, and are exercisable from the day after the date of retirement up to (i) twenty years from the grant date or (ii) five years from the day after the date of retirement, whichever is earlier.

The fair value of the options is estimated by using the Black-Scholes option-pricing model with following assumptions.

Expected volatility is based on the historical volatility of the Company’s share over the most recent period commensurate with the expected term of the Company’s stock options. Expected term of options granted is based on the average remaining service period of directors, assuming that those who are granted options will render service until the stated retirement date and they will exercise options immediately after their retirement. Expected dividend yield is based on the actual payout of dividend in the last fiscal year and the closing price of the Company’s common stock on the grant date.

Risk-free interest rate is based on the Japanese government bonds yield curve in effect at the time of grant for a period commensurate with the expected term of the Company’s share options.

	2009

Expected volatility	24.7%
Expected dividends	2.0%
Expected term	4.8	years
Risk-free rate	1.0%

A summary of option activity under the Plan as of March 31, 2009, and changes for the year ended March 31, 2009, were as follows:

Years
		Yen	U.S. Dollars	Weighted-Average	Millions	Thousands of U.S.
		Weighted-Average		Remaining	of Yen	Dollars
	Shares	Exercise Price		Contractual Term	Aggregate Intrinsic Value

Outstanding at April 1, 2008	—	—	—
Granted	57,000	1	0
Exercised	—	—	—
Forfeited or expired	—	—	—
Outstanding at March 31, 2009	57,000	1	0	19.4	65	656
Exercisable at March 31, 2009	—	—	—	—	—
Total compensation cost recognized and the total recognized tax benefit related thereto during the years 2009 were ¥54 million ($544 thousand) and ¥22 million ($222 thousand), respectively.

The weighted-average grant date fair value of options granted during the year ended March 31, 2009, was ¥1,137 ($11).

As of March 31, 2009, there was ¥11 million ($111 thousand) of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over 0.25 year.

14.	OTHER COMPREHENSIVE (LOSS) INCOME

The changes in the components of accumulated other comprehensive (loss) income were reported net of income taxes as follows:

	Millions of Yen
	2009			2008			2007
		Tax
	Pre-Tax	(Expense)	Net	Pre-Tax	Tax	Net	Pre-Tax	Tax	Net
	Amount	Credit	Amount	Amount	Credit	Amount	Amount	Expense	Amount
Foreign currency translation adjustments	¥(9,228)	¥692	¥(8,536)	¥(506)	¥38	¥(468)	¥1,598	¥(146)	¥1,452
Unrealized (loss) gain on securities:
Unrealized holding (loss) gain	(10,078)	4,024	(6,054)	(14,658)	5,972	(8,686)	56	(15)	41
Reclassification adjustments	1,828	(744)	1,084	(754)	307	(447)	129	(53)	76

Net unrealized (loss) gain	(8,250)	3,280	(4,970)	(15,412)	6,279	(9,133)	185	(68)	117

Pension liability adjustment:
Unrealized holding (loss) gain	(6,800)	2,768	(4,032)	(5,328)	2,168	(3,160)
Reclassification adjustment	228	(93)	135	(770)	314	(456)

Net unrealized (loss) gain	(6,572)	2,675	(3,897)	(6,098)	2,482	(3,616)

Other comprehensive (loss) income	¥(24,050)	¥6,647	¥(17,403)	¥(22,016)	¥8,799	¥(13,217)	¥1,783	¥(214)	¥1,569

	Thousands of U.S. Dollars
	2009
		Tax
	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount

Foreign currency translation adjustments	$(93,071)	$6,979	$(86,092)
Unrealized loss on securities:
Unrealized holding loss	(101,644)	40,585	(61,059)
Reclassification adjustments	18,437	(7,504)	10,933

Net unrealized loss	(83,207)	33,081	(50,126)

Pension liability adjustment:
Unrealized holding (loss) gain	(68,583)	27,917	(40,666)
Reclassification adjustment	2,300	(938)	1,362

Net unrealized (loss) gain	(66,283)	26,979	(39,304)

Other comprehensive loss	$(242,561)	$67,039	$(175,522)

15.	INCOME TAXES

Income before income taxes, equity in net income (loss) of affiliated companies, and minority interests is summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2009	2008	2007	2009

Japan	¥12,553	¥15,959	¥14,487	$126,606
Foreign	(4,926)	(1,606)	(567)	(49,682)

Total	¥7,627	¥14,353	¥13,920	$76,924

Income taxes expense consists of:

				Thousands of
	Millions of Yen			U.S. Dollars
	2009	2008	2007	2009

Current:
Japan	¥2,214	¥4,652	¥1,446	$22,330
Foreign	503	925	1,428	5,073

	¥2,717	¥5,577	¥2,874	$27,403

Deferred:
Japan	¥522	¥280	¥3,854	$5,265
Foreign	(26)	(4)	(226)	(262)

	¥496	¥276	¥3,628	$5,003

Total income taxes	¥3,213	¥5,853	¥6,502	$32,406

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2009, 2008 and 2007:

	2009	2008	2007
Normal Japanese statutory rates	40.7%	40.7%	40.7%
Increase in taxes resulting from:
Permanently non-deductible expenses	5.8	2.9	6.5
Change in valuation allowance	4.1	(1.5)	(2.0)
Undistributed earnings of foreign subsidiaries	(2.1)	2.6	0.8
Differences in subsidiaries’ tax rate	(3.4)	(2.5)	(0.8)
Tax exemption	(0.3)	(0.2)	(1.3)
Other — net	(2.7)	(1.2)	2.8

Effective tax rates	42.1%	40.8%	46.7%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2009 and 2008 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2009		2008		2009
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Sales returns	¥838		¥1,082		$8,452
Allowance for doubtful receivables	257			¥252	2,592
Inventory valuation	1,469		1,201		14,816
Intercompany profits	268		248		2,703
Accrued bonuses	1,415		1,420		14,271
Impairment charges on marketable securities and investments	985		1,141		9,934
Advanced depreciation on property, plant and equipment		¥1,696		1,753		$17,105
Undistributed earnings of foreign subsidiaries		1,712		2,695		17,267
Net unrealized gain on marketable securities and investments		1,430		4,511		14,423
Net realized gain on exchange of equity securities		2,448		2,453		24,690
Capitalized supplies	227		291		2,289
Enterprise taxes	52		363		525
Accrued vacation	842		902		8,492
Pension expense	2,104		966	815	21,220
Tangible fixed assets	1,328		1,343		13,394
Tax loss carryforwards	1,733		2,054		17,479
Intangible assets		3,337		3,532		33,656
Investment in a subsidiary		1,878		1,878		18,941
Other temporary differences	767	4	679	37	7,736	40

Total	12,285	12,505	11,690	17,926	123,903	126,122
Valuation allowance	(1,643)		(1,418)		(16,571)

Total	¥10,642	¥12,505	¥10,272	¥17,926	$107,332	$126,122

The valuation allowance increased by ¥225 million ($2,269 thousand) for the year ended March 31, 2009 and decreased by ¥47 million for the year ended March 31, 2008.

At March 31, 2009, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

		Thousands of
Year Carryforward Expires	Millions of Yen	U.S. Dollars

2010	¥457	$4,609
2011	592	5,971
2012	482	4,861
2013	299	3,016
2014	602	6,072
2015	472	4,760
2016	564	5,688
Indefinitely until utilized	963	9,713

Total	¥4,431	$44,690

The portion of the undistributed earnings of foreign subsidiaries which were deemed to be permanently invested amounted to ¥5,239 million at March 31, 2008. Provisions were not made for income taxes on undistributed earnings of foreign subsidiaries to the extent that they are deemed to be permanently invested. There was no such portion of undistributed earnings as of March 31, 2009.

The Companies adopted FIN 48 effective April 1, 2007. As a result of implementation of FIN 48, the Companies recognized a tax benefit of ¥181 million as of April 1, 2007, and did not require a cumulative-effect adjustment to retained earnings.

A reconciliation of beginning and ending amount of unrecognized tax benefits was as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009

Balance at beginning of year	¥420	¥181	$4,236
Additions based on tax positions related to the current year	20	332	202
Additions for tax positions of prior years		29
Reductions for tax positions of prior years	(334)	(122)	(3,369)

Balance at end of year	¥106	¥420	$1,069

Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is ¥106 million ($1,069 thousand) and ¥420 million at March 31, 2009 and 2008, respectively.

The Companies recognize interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Total amounts of interest and penalties recognized in the consolidated statements of income for the years ended March 31, 2009 and 2008 were not material.

The Companies file income tax returns in Japan and various foreign tax jurisdictions. With few exceptions, the Companies are no longer subject to regular income tax examinations by the tax authority for years before 2007. In the current year, the transfer pricing examination of certain domestic subsidiary’s 2002 to 2007 fiscal year and certain the U.S. subsidiary’s 2003 and 2004 fiscal year was completed.

16.	RELATED PARTY TRANSACTIONS

The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliates of the Companies. The Companies purchased merchandise from affiliates in the amount of ¥1,674 million ($16,884 thousand), ¥1,031 million and ¥1,588 million in the fiscal years ended March 31, 2009, 2008 and 2007, respectively. The accounts payable to affiliates were ¥34 million ($343 thousand) and ¥48 million at March 31, 2009 and 2008, respectively.

The Companies also sell supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥958 million ($9,662 thousand), ¥803 million and ¥1,042 million in fiscal years ended March 31, 2009, 2008 and 2007. The accounts receivable from affiliates were ¥123 million ($1,241 thousand) and ¥60 million at March 31, 2009 and 2008, respectively.

17.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT

The Company accounts for its earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic net income per share has been computed by dividing net income available to common shareholders by the weighted-average number of common stock outstanding during each year. Diluted net income per share assumes the dilution that could occur if share-based option to issue common stock were exercised.

The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted-average number of common shares outstanding. The weighted-average number of common stock outstanding used in the computations of basic net income per share was 142,316,921 shares for 2009, 141,304,256 shares for 2008 and 142,910,187 shares for 2007. The weighted-average number of diluted common stock outstanding used in the computations of diluted net income per share was 142,336,296 shares, 141,304,256 shares and 142,910,187 shares for 2009, 2008 and 2007.

18.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments — The carrying amount of cash and cash equivalents and short-term bank loans approximates fair value because of the short maturities of these instruments. The fair values of marketable securities, as presented in Note 3, are primarily estimated based on quoted market prices for these securities. However investments in non-marketable securities for which there is no readily determinable fair value were accounted for using the cost method and are reviewed annually or upon the occurrence of an event for other-than temporary impairment.

The fair value of long-term debt, including current portion, consists of lease obligation, and there is no long-term debt which is required to disclose its fair value at March 31, 2009 and 2008.

Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Forward Currency Exchange Contracts — The Companies occasionally uses forward currency exchange contracts to manage their exposure to foreign currency fluctuation on the transactions denominated in foreign currencies. The Companies measures forward currency exchange contracts at the fair value since they were not designated as a hedge.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores, general merchandise stores and other general retailers and to specialty stores. No single customer constitutes 10.0% or more of the total sales, although the general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 9.8%, 11.2% and 10.1% of the total sales in fiscal years ended March 31, 2009, 2008 and 2007, respectively.

19.	FAIR VALUE MEASUREMENTS

The Companies adopted SFAS No. 157 on April 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1	—	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Inputs are unobservable.
Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities at fair value on a recurring basis as of March 31, 2009 were as follows:

	Millions of Yen
	Level 1		Level 2	Level 3	Total

Assets:
Marketable securities		¥1,662	¥8,821	¥	¥10,483
Investments		26,317			26,317

Total assets		¥27,979	¥8,821	¥	¥36,800

Liabilities:
Financial instruments	¥		¥(84)	¥	¥(84)

	Thousands of U.S. Dollars
	Level 1		Level 2	Level 3	Total

Assets:
Marketable securities		$16,763	$88,966	$	$105,729
Investments		265,426			265,426

Total assets		$282,189	$88,966	$	$371,155

Liabilities:
Financial instruments	$		$(847)	$	$(847)

Marketable securities presented in Level 1 include government bonds. Marketable securities presented in Level 2 include principally corporate debt securities. Investments presented in Level 1 include principally equity securities.

Marketable securities and investments presented in Level 1 are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Marketable securities presented in Level 2 are valued using quoted market price obtained from third parties.

As presented in Note 3, the Companies recorded impairment charges on marketable securities and investments if a decline in fair value of marketable securities and investments is determined to be other than temporary.

Financial instruments are comprised of foreign currency exchange contracts. Financial instruments are valued using quotes obtained from third parties.

The changes in the fair value of the foreign currency exchange contracts are recorded in earnings, since the foreign currency exchange contracts are not designate as a hedge. The Companies recognized ¥62 million ($625 thousand) and ¥35 million in other income (expenses) in the years ended March 31, 2009 and 2008. No foreign currency exchange contract was outstanding as of March 31, 2007.

The Companies recorded the financial instruments as other current liabilities in the consolidated balance sheet at fair value of ¥84 million ($847 thousand) at March 31, 2009.

20.	SUBSEQUENT EVENTS

On May 8, 2009, the Board of Directors resolved to pay a cash dividend of ¥125 ($1.26) per 5 shares of common stock to holders of record as of March 31, 2009 (aggregate amount of ¥3,511 million ($35,411 thousand)).

On May 8, 2009, the Board of Directors of the Company resolved to make Lecien Corporation (“Lecien”) its wholly owned subsidiary through a share exchange. Upon the resolution of the board of directors, the Company entered into a share exchange agreement with Lecien.

Lecien is a manufacturing and wholesale company which manufactures and sells women’s mid-priced innerwear and clothing, lace and other handicrafts accessories. This business integration with Lecien aims to enable the Company to enhance its adaptability to the new innerwear business in the domestic market.

According to the share exchange agreement, 0.065 shares of the Company’s common stock will be allocated and distributed in exchange for each share of Lecien’s stock on August 17, 2009. There will be no issuance of new shares of common stock upon the share exchange. The Company will distribute 2,104,441 shares (tentative) of its treasury stock for the share exchange.

Unaudited financial results of Lecien which is prepared on the basis of accounting principles generally accepted in Japan for the recent fiscal years were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2009	2008	2009
Sales	¥17,013	¥19,326	$171,589
Net loss	260	899	2,622
Total assets	10,647	11,872	107,383
* * * * * *