Form 20-F/A
period 2009-03-31
WACOAL HOLDINGS CORP
filed 2009-08-19
CIK 104040

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
Yes ☐          No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
Yes ☐          No ☑

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This Amendment No. 1 on Form 20-F/A contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to the impact of the ongoing global economic downturn and financial crisis, our development and sale of products, the expansion and operation of our specialty retail store network, our sales activities through catalog and Internet channels, the implementation of our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives, continued development of our overseas business and operations, developments in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the section entitled “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Amendment No.1.
     The forward-looking statements are subject to various risks and uncertainties. Information contained in the section listed above and elsewhere in this Amendment No. 1 identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement.
     We undertake no obligation to update any forward-looking statements contained in this Amendment No. 1, whether as a result of new information, future events or otherwise.

Page
Explanatory Note	1
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	2
ITEM 17. Financial Statements	4
ITEM 19. Exhibits	4
SIGNATURES	5
Index to Consolidated Financial Statements	F-1
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

EXPLANATORY NOTE
     This Amendment No. 1 on Form 20-F/A is being filed to amend our annual report on Form 20-F for the fiscal year ended March 31, 2009, which was filed with the Securities and Exchange Commission on July 29, 2009 (the “2009 Form 20-F Annual Report”), for the sole purpose of addressing the following items:
•	to correct clerical errors in the dates of the Reports of Independent Registered Public Accounting Firm under Item 17 on pages F-2 and F-3 of the 2009 Form 20-F Annual Report; and

•	to correct clerical errors in the list of years covered by the table summarizing our lease obligations for the year ended March 31, 2009 under “Item 11. Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk” on page 88 of the 2009 Form 20-F Annual Report.
     This Amendment No. 1 consists of the Form 20-F/A cover page; a cautionary statement regarding forward-looking statements; this explanatory note; Items 11 and 17 (each, as amended), including the F-pages; the signature page for Form 20-F/A; and an index to exhibits and the accompanying exhibits, including the required certifications of our principal executive officer and chief financial officer.
     Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the 2009 Form 20-F Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the 2009 Form 20-F Annual Report was filed with the Securities and Exchange Commission.
     As used in this Amendment No. 1, unless the context otherwise requires, the “Company” and “Wacoal Holdings” refer to Wacoal Holdings Corp., and “Wacoal”, “we”, “us”, “our” and similar terms refer to Wacoal Holdings Corp. and its consolidated subsidiaries.
     The Company’s fiscal year-end is March 31. In this Amendment No. 1, “fiscal 2009” refers to our fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner.
     We publish our financial statements in Japanese yen. In this Amendment No. 1, references to “U.S. dollars” or “$” are to the currency of the United States and references to “yen” or “¥” are to the currency of Japan.

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
Lease Obligations (Including Due within One Year)
Wacoal Holdings and Subsidiaries

		Expected maturity date
Year ended		(yen in millions)						Estimated
March 31, 2009	Total	2010	2011	2012	2013	2014	Thereafter	fair value
Lease Obligations	81	39	42	—	—	—	—	81
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

Item 17. Financial Statements.
     The information required by this item is set forth beginning on page F-2 of this Amendment No. 1 on Form 20-F/A.
Item 19. Exhibits.
     Exhibits filed as part of this Amendment No. 1 on 20-F/A.

Exhibit
Number	Description
12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP. (Registrant)
By	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: August 19, 2009

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
June 26, 2009

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
June 26, 2009

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