Form 20-F
period 2010-03-31
WACOAL HOLDINGS CORP
filed 2010-07-16
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
Commission file number 000-11743
KABUSHIKI KAISHA WACOAL HOLDINGS
(Exact Name of Registrant as Specified in Its Charter)
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name Into English)
Japan
(Jurisdiction of Incorporation or Organization)
29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan
(Address of Principal Executive Offices)
i-otani@wacoal.co.jp, +81-75-682-1028
29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock American Depositary Shares (each representing 5 shares of such Common Stock)	NASDAQ Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Common Stock Outstanding:
141,198,346 shares
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
Yes ☐          No ☑

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to the impact of the ongoing global economic downturn and financial crisis, our development and sale of products, the expansion and operation of our specialty retail store network, our sales activities through catalog and Internet channels, the implementation of our CAP 21 strategic plan through strategic investments, acquisitions and other initiatives, continued development of our overseas business and operations and new markets, developments in our product sourcing and manufacturing practices and strategies, sales efforts, expenses, outcomes of contingencies and financial results. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.
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
     The Company’s fiscal year-end is March 31. In this annual report, “fiscal 2010” refers to our fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner.
CURRENCIES AND EXCHANGE RATES
     We publish our financial statements in Japanese yen. In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “yen” or “¥” are to the currency of Japan.
     Solely for your convenience, certain yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted into U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥88.48 to $1.00 on July 9, 2010.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     The following selected historical consolidated financial data of Wacoal Holdings have been derived from the audited consolidated financial statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006. The selected consolidated income statement data for the fiscal years ended March 31, 2010, 2009 and 2008, and the selected consolidated balance sheet data as of March 31, 2010 and 2009, are derived from the audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 2007 and 2006, and selected consolidated balance sheet data as of March 31, 2008, 2007 and 2006, are derived from Wacoal Holdings’ audited consolidated financial statements not included in this annual report.

	Fiscal year ended/as of March 31,
	2010		2009	2008	2007	2006
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Income Statement Data
Net sales	¥163,297	$1,748,362	¥172,276	¥165,761	¥166,410	¥164,122
Operating income	3,810	40,792	10,129	13,540	12,896	1,333
Net income attributable to Wacoal Holdings Corp.	2,524	27,024	5,230	4,966	9,029	2,821

Balance Sheet Data
Working capital[1]	¥54,250	$580,835	¥58,676	¥62,835	¥58,047	¥75,208
Total assets	223,387	2,391,724	213,486	241,619	250,266	242,296
Short-term bank loans	7,941	85,021	5,221	5,572	5,822	6,392
Long-term debt (including current portion)	188	2,103	81	129	162	66
Common stock	13,260	141,970	13,260	13,260	13,260	13,260
Shareholders’ equity	171,630	1,837,580	165,873	185,113	193,278	186,475

	Fiscal year ended/as of March 31,
	2010		2009	2008	2007	2006
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Per American Depositary Share Data (One ADR represents 5 shares of common stock)
Net income attributable to Wacoal Holdings Corp.
Basic	¥89	$0.95	¥184	¥176	¥316	¥98
Diluted	¥89	$0.95	¥184	¥176	¥316	¥98
Cash dividends declared Japanese yen	¥100	—	¥125	¥125	¥110	¥100
U.S. dollars	—	$1.07	$1.26	$1.25	$0.94	$0.85
Other Data
Weighted average number of shares of common stock outstanding (thousands)	141,353	—	142,317	141,304	142,910	143,934

1.	Working capital equals total current assets less total current liabilities.
     We publish our financial statements in yen. The following table sets forth information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per $1.00 during the periods shown. The noon buying rate was ¥88.48 to $1.00 on July 9, 2010.

	Year ended March 31,
Yen exchange rates per U.S. dollar	2010	2009	2008	2007	2006
Period end	¥93.40	¥99.15	¥99.85	¥117.56	¥117.48
Average rate during period	92.49	100.85	113.61	116.55	113.67
Highest rate during period	100.71	110.48	124.09	121.81	120.93
Lowest rate during period	86.12	87.80	96.88	110.07	104.41

Yen exchange rates	Highest rate	Lowest rate
per U.S. dollar	during period	during period
January 2010	¥93.31	¥89.41
February 2010	91.94	88.84
March 2010	93.40	88.43
April 2010	94.51	92.03
May 2010	94.68	89.89
June 2010	92.33	88.39

1.	All figures have been derived from figures released through the website of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

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
The recent global economic downturn, which has weakened the Japanese economy, could negatively affect our business, results of operations and financial condition
     The recent global economic downturn has affected many of the world’s largest economies, including those of Japan and the United States, where we generate the majority of our sales. Although there are signs of economic recovery following the recent implementation of economic stimulus measures in many countries, the pace of the recovery in most of the world’s developed countries, including in Japan and the U.S., continues to be slow. Furthermore, there is a lingering fear of the increasing sovereign risk of some European countries. During fiscal 2010, the Japanese market accounted for approximately 88.0% of our sales, and the U.S. and European markets accounted for approximately 7.0%. In the major markets in which we operate, the continued weakness or deterioration in the economy may have a material adverse effect on our sales, results of operations and financial condition. Our businesses may be particularly sensitive to declines in consumer spending. In addition, another financial crisis may result in lower returns or losses on our financial investments.
Continued difficulties faced or changes in business policies made by department stores, general merchandisers and other general retailers in Japan would hurt our business
     In fiscal 2010, a substantial majority of our net sales were made to department stores, general merchandisers and other general retailers in Japan, and we expect that the majority of our net sales will continue to be made through department stores, general merchandisers and other general retailers in Japan for the foreseeable future.
     In recent years, many department stores, general merchandisers and other general retailers in Japan have experienced business difficulties for a variety of reasons, including weak consumer spending, competition from convenience stores, catalog and Internet retailers and other sources. Continued weakness in the department store, general merchandise and specialty retail sector would make it difficult to increase sales to our customers in this sector, and the failure of one or more of our important general retail customers could materially harm our business. This would mean an immediate loss of sales to such failed retailer and the potential inability to collect some or all of our outstanding accounts receivable from it. Likewise, increased consolidation of Japanese department stores and general merchandisers in preparation for a shrinking market due to the future anticipated decrease in the population of Japan may allow our customers to increase their bargaining power in negotiating pricing and other terms of trade, which could have a material impact on our profitability. Any change in business policy by Japan’s leading retailers would have an adverse impact on our performance, such as net sales or return on sales.

     As a result of any of the above factors or otherwise, any change in the business environment surrounding department stores, general merchandisers or other general retailers in Japan would have a material impact on our business, profitability and financial condition.
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
Our specialty retail store network expansion may not lead to improved sales and profits
     As of March 31, 2010, we had a total of 113 specialty retail stores, including 13 factory outlet stores. Through our specialty retail stores, including those of Peach John Co., Ltd. (“Peach John”), we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products.
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
     Rapid changes in the retail market in Japan in recent years, such as declines in the number and sales of department stores, new controls on mass-merchandising stores, increases in sales at direct sales outlets and on the Internet, and declines in the prices of innerwear and the number of innerwear items sold per person, make it difficult for us to evaluate the performance of our specialty retail stores to date and to estimate whether we will achieve success in the future. Further investment is necessary in order to expand our specialty retail store business, including costs for the development of new stores and the closure of underperforming stores, and improvement costs for the specialty retail store brand. If new shops fail to secure the expected sales levels, if expenses such as shop rent or personnel costs increase due to changes in the market environment, or if the specialty retail store brand fails to be popular with customers, we may not be able to make sufficient gains to recover the investment.

We may experience difficulties in successfully increasing our catalog and Internet sales
     We believe that our catalog and Internet sales will be increasingly important in achieving sales growth, and we are seeking to strengthen our capabilities in these channels. However, we face challenges in our catalog and Internet sales strategies. Our sales through these channels currently represent a small share of our overall sales. We face intense competition in our catalog and Internet business, and many of our competitors have more experience and have devoted more resources to these channels than we have. Additionally, our profit margins on catalog and Internet sales are typically lower than our profit margins on products sold through our core general retailer channel, and thus even higher sales volume through the catalog and Internet channels may not adequately replace sales through our core channels. Although our 2008 acquisition of Peach John—which has a large share of catalog sales to young people in Japan—has contributed to our efforts in this area, we believe that we need to make further system investments in order to expand our catalog and Internet sales for our group as a whole. However, we may not be successful in increasing our catalog and Internet sales sufficiently to compensate for continued flat or declining sales through our core general retailer channel, which could have a material adverse effect on our financial condition and operating results and may lead to impairment charges against goodwill and intangible assets recorded in connection with our acquisition of Peach John.
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
     In addition, we review our inventories on a regular basis for their salability and for indications of obsolescence to determine if a write-down due to changes in market demand and other factors is necessary. Any write-downs of inventory resulting from such reviews may have an adverse impact on our earnings and profitability, depending on the extent of the markdowns and the amount of inventory affected.
Improvement in our profitability will largely depend on our ability to reduce costs
     Reducing our cost of conducting business is a key element of our strategy to improve our profitability and business performance, particularly in the coming years during which growth in sales will remain difficult to achieve as consumer spending remains stagnant in Japan.

     In recent years we have taken certain steps intended to reduce our costs. For example, in order to improve the efficiency of our product distribution system, over the years we have reduced the number of our distribution centers, which has been four since August 2008. We have also taken steps over the years to reduce our labor costs in Japan, such as closing production facilities, implementing an early retirement program and undertaking a reform of our pension plan. We are also seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. Additionally, we are reorganizing production functions and taking other steps to reduce manufacturing costs.
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
We may face increasing risks relating to conducting business internationally
     In fiscal 2010, approximately 88% of our sales were made in Japan. However, we have gradually increased both the amount of goods we produce and the amount of raw materials we procure in lower-cost countries, such as China—a trend we expect to continue. In addition, we are making efforts to expand our product sales in overseas markets, including in the United States, Europe and China. These initiatives and trends may increasingly subject us to various risks relating to the conduct of our business abroad, including:
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
•	Peach John. In June 2006 we entered into a business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company-owned retail store sales, by acquiring a 49% interest. In January 2008, we acquired the remaining 51% interest and made Peach John a wholly-owned subsidiary.

•	Lecien. In August 2009, Lecien Corporation (“Lecien”), which manufactures and sells women’s innerwear, clothing and accessories for the Japanese market, became our wholly-owned subsidiary through a share exchange. Lecien’s strength is in the so-called “volume zone”, which is the market for products in the mid-price range generating the largest volume of sales.
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
     If any of these or any other material risks occur, it could have an adverse effect on a business we acquire, as well as the results, financial condition and cash flow of our existing operations. For example, in fiscal 2010, we evaluated the recoverability of Peach John’s customer relationships, which had been recorded as an intangible fixed asset, and recognized an impairment loss of approximately ¥1,023 million as a result.
We may not be able to recover the cost of investments we make in pursuing growth opportunities and developing new markets
     Our pursuit of growth opportunities and new markets through international expansion, acquisitions, strategic alliances or otherwise will require significant resources, time and costs. There is no guarantee that we will generate results that are sufficient to cover the cost of making any such investment, even if we conduct an extensive due diligence investigation and other analyses prior to making the investment to maximize the probability of success and minimize the risks. Failure to recover the cost of investments could have a material adverse effect on our financial condition and results of operations.
We may face infringement of our intellectual property rights or claims that we infringe the intellectual property rights of others
     We are subject to certain risks in our business relating to intellectual property rights. In particular, we believe that our brands and related trademarks are important to our ability to create and sustain demand for our products, and to the value of our business. We may encounter trademark and related disputes in the future, and our actions to establish and protect our trademarks and other proprietary rights may not be adequate to prevent imitation of our products or the infringement of our trademarks and proprietary rights by others, which could materially harm our operations and financial condition. Additionally, other parties have asserted in the past, and may assert in the future, that we have infringed their intellectual property rights. We cannot predict whether any such assertions or related claims will substantially harm our financial condition or results of operations.

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
     As a result of evaluations conducted by management and independent external auditors for fiscal 2008, 2009 and 2010, we did not discover any material deficiencies. However, we recognize that there are certain improvements that we should make with particular aspects of our internal controls.
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

Our holdings of equity securities expose us to market risks
     We hold equity and other securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities, or in the Japanese equity markets in general, could have an adverse impact on our financial results in the relevant reporting period. For example, although our balance sheet as of March 31, 2010 showed an unrealized gain on securities of ¥3,669 million, we were required to recognize a valuation loss on our equity securities holdings of ¥1,460 million for fiscal 2010. This loss recognition was primarily the result of a determination that a decrease in the fair market value of certain equity securities was other-than-temporary.
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

     We believe we may have been a PFIC for the taxable year ended March 31, 2010, and may be a PFIC for the current taxable year. Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state, local and foreign tax consequences of our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10.E. Taxation—U.S. Federal Income Taxation—Taxation of U.S. Holders—Passive Foreign Investment Company” below.
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

Item 4. Information on the Company.
A. History and Development of the Company.
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
     In June 2006, we purchased 49% of the shares of Peach John for approximately ¥15,327 million. In January 2008, we acquired the remaining 51% of Peach John for ¥9,266 million, making it a wholly-owned subsidiary of Wacoal. Peach John is engaged in mail-order sales of women’s apparel and various other apparel products.
     Lecien, which manufactures and sells women’s innerwear, clothing and accessories for the Japanese market, became our wholly-owned subsidiary as a result of a stock exchange on August 17, 2009.
     For a discussion of recent and current capital expenditures and divestitures, please see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.
     We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.

B. Business Overview.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 71% of our consolidated net sales for fiscal 2010. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.
     We adopted guidance for segment reporting in accordance with U.S. GAAP in the year ending March 31, 2010. See note 21 to our consolidated financial statements for further details. We divide our businesses into five segments: Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John Business, Nanasai Business and Other. Further details of these segments and their principal products are provided below (see “—Operations—Principal Products” below for further details of these principal products).
     Wacoal Business (Domestic)
     This segment comprises 21 companies all of which are based in Japan, including Wacoal Corp. and Wacoal Holdings., and are principally engaged in the manufacture and distribution of apparel in Japan other than the businesses conducted by Peach John and Lecien. The core products in this segment include innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, restaurant, culture and services.
     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal 2010, a substantial majority of our net sales were made to department stores, general merchandisers and other general retailers in Japan.
     Wacoal Business (Overseas)
     This segment comprises 18 companies, all of which are based outside Japan, and are principally engaged in the manufacture and distribution of apparel outside Japan. Included in this segment are our subsidiaries and affiliates in the United States, France, the U.K., China, Vietnam and other countries in Asia. The core products in this segment include: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery.

     Peach John Business
     This segment comprises Peach John and two other related companies, which are principally engaged in mail-order sales of women’s apparel and various other apparel products for the Japanese market. The core products in this segment include innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear and other textile-related products.
     Nanasai Business
     This segment comprises Nanasai, which is principally engaged in the manufacture and rental of mannequins and fixtures, and the interior design and construction of commercial premises including sales counters used by our sales representatives in departments stores and other general retailers that carry our apparel.
     Other
     This segment comprises Lecien and 9 other companies, which are principally engaged in the manufacture and sale of women’s innerwear, clothing and accessories for the Japanese market. The core products in this segment include innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products.
     The following table sets forth information with respect to our net sales to external customers by business segment during fiscal 2010, 2009 and 2008:
Net Sales to External Customers (and Percentage) by Business Segment

	Year ended March 31,
	2010		2009		2008
	(yen in millions)
Wacoal Business (Domestic)	¥113,929	69.7%	¥124,228	72.1%	¥126,355	76.2%
Wacoal Business (Overseas)	18,899	11.6	22,323	13.0	26,142	15.8
Peach John Business	13,224	8.1	14,893	8.6
Nanasai Business	7,502	4.6	9,729	5.6	12,099	7.3
Other	9,743	6.0	1,103	0.7	1,165	0.7

Total	¥163,297	100.0%	¥172,276	100.0%	¥165,761	100.0%

1.	Eliminations were ¥11,266 million, or 6.9% of our net sales, for 2010; ¥10,880 million, or 6.3% of our net sales, for 2009; and ¥10,893 million, or 6.6% of our net sales for 2008.
     The following table sets forth information with respect to our net sales by region during fiscal 2010, 2009 and 2008:
Net Sales (and Percentage) by Region

	Year ended March 31,
	2010		2009		2008
	(yen in millions)
Japan	¥144,048	88.2%	¥149,927	87.0%	¥139,618	84.2%
Americas and Europe	11,364	7.0	14,776	8.6	18,497	11.2
Asia (excluding Japan)	7,885	4.8	7,573	4.4	7,646	4.6

Total	¥163,297	100.0%	¥172,276	100.0%	¥165,761	100.0%

1.	Net sales in Europe were ¥934 million for fiscal 2010, ¥1,101 million for fiscal 2009 and ¥1,108 million for fiscal 2008. Net sales in Europe as a percentage of our total net sales were 0.6% for fiscal 2010, 0.6% for fiscal 2009 and 0.7% for fiscal 2008.

     The following table sets forth information with respect to our net sales by category of products during fiscal 2010, 2009 and 2008:
Net Sales (and Percentage) by Product Category

	Year ended March 31,
	2010		2009		2008
	(yen in millions)
Innerwear:
Foundation and Lingerie	¥116,068	71.0%	¥123,368	71.6%	¥123,460	74.4%
Nightwear	9,438	5.8	11,019	6.4	10,611	6.4
Children’s Underwear	1,608	1.0	1,950	1.1	1,953	1.2

Total Innerwear	¥127,114	77.8%	¥136,337	79.1%	¥136,024	82.0%
Outerwear and Sportswear	17,241	10.6	15,498	9.0	8,920	5.4
Hosiery	1,701	1.0	1,657	1.0	1,803	1.1
Textile Products	7,462	4.6	6,270	3.6	3,963	2.4
Other	9,779	6.0	12,514	7.3	15,051	9.1

Total	¥163,297	100.0%	¥172,276	100.0%	¥165,761	100.0%
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
     Expand our overseas businesses in order to decrease our reliance on the Japanese market
     We will continue to make efforts to become a global firm in order to move beyond the Japanese apparel market, where the potential growth will be limited by the demographic trends. In this regard, we view China and the United States as our priority markets. The United States has historically been our largest overseas market, and despite the current economic downturn, the United States will continue to be a key market for our existing Wacoal brand products. In China, we are focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. In addition, we are proactively seeking to develop our business operations in other markets and emerging economies, including through establishment of country specialists to implement customer acquisition strategies tailored to each country.

     Implement effective structural reforms, particularly in our domestic innerwear business
     We have increasingly focused our efforts on achieving stable profits in the challenging economic environment in Japan, where there is great uncertainty as to the future of our flagship innerwear products market and core sales channels—department stores, general merchandisers and specialty stores. Against these challenges, we will continue to engage in the following efforts:
•	Improve our ability to respond quickly to market trends and operational productivity;

•	Conduct ongoing review of operations and business structure from multiple perspectives and implement appropriate structural reforms from time to time to improve profitability; and

•	Draw on our collective strengths across all areas of our business and leverage our research know-how that we have built over the years in order to expand into new low-price, high volume markets.
     Identify promising business lines and flexibly shift resources into those lines to develop profitable brands
     We aim to continue to develop new business lines by investing resources in the creation of new profitable brands. Recent examples of these efforts include our entry into the wellness business that capitalized on increasingly health-conscious consumers, as well as expansion of our men’s product lineups and development of our network of directly managed specialty retail stores.
     Strengthen our ability to effectively manage across groups and countries
     In order to effectively execute our strategies, we seek to strengthen our ability to manage across groups in a manner that will maximize the synergies from group collaboration. In addition, we seek to improve cross-border coordination in our value chain network in order to achieve better production and distribution, as well as cost reductions. Recent examples of these efforts include sharing of distribution networks and materials among our group companies, use of Wacoal Corp.’s research and development capabilities to develop products for Lecien and Peach John, and use of Lecien’s production base for our other group companies.

     Continue to fulfill our corporate social responsibility by promoting our support for women
     Since the founding of our business in 1949, we have made contributions to society by supporting women flourish in their beauty. For example, as a company that has earned the trust of women consumers, we have a long and successful history of undertaking breast cancer awareness initiatives known as the “Pink Ribbon” initiatives. We seek to build on this success by providing more comprehensive support, such as breast cancer screening and launching brassiere products designed for breast cancer patients. We believe meeting our corporate social responsibility in this manner will help us understand and meet the needs of women, who will remain our key customer segment.
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
•	Wacoal Products: Through the spring/summer and fall seasons of 2009, we continued our LALAN brassier campaign, which was launched in the spring of 2007. This campaign reflects our belief that sales to mature women will represent an increasingly important part of our business over time, as Japan’s population ages and mature women become a growing proportion of the apparel market. Toward this goal, we also have developed our LASÉE and Gra-P product lines, and we intend to develop additional products in the future for this market segment. Also in the fall of 2008, we launched Cross-Walker, from the Style Science series, a high-function bottom innerwear brand.

•	Wing Products: We offer foundation garments and lingerie under our Wing label through general retailers. Recent campaign products for our Wing brand include Arrange Bra and Sarahada Bra for spring and summer 2007, and Kyutto-Up Bra and Style Up Pants Onaka for fall/winter 2008/2009. More recently, we conducted a new brassier campaign for the product Natural-Up Bra in the spring of 2009, and also continued our Kyutto-Up Bra and Sarahada Bra campaign products in the spring and summer of 2009. In the fall of 2008, we launched Slim Up Pants from the Style Science series. We also sell Cross-Walker products as part of our Wing “BROS” brand mainly through general merchandisers.

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
     Outerwear and Sportswear
     Our outerwear and sportswear product line consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and sportswear, featuring our CW-X product line. This product category has been the most successful of our products categories over the last three fiscal years, as net sales grew consistently from ¥8,920 million for fiscal 2008, or 5.4% of out total net sales, to ¥17,241 million for fiscal 2010, or 10.6% of our total net sales. Our outerwear products are sold principally through our catalog operations. Our CW-X product line, a high-function conditioning wear product that was developed from years of research and development, enjoys a strong reputation among athletes. We are continuing to expand this product line to develop new products that meet the needs of participants in various fields of sports, including lower-priced products with more limited functionality for general consumers rather than professional athletes. By doing so, we also aim to increase sales by achieving popularity among the general sporting public. As part of these efforts, we are expanding our sales in the United States, including major sports shops, through our subsidiary, Wacoal Sports Science Corp.
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

     Textile and Other Products
     We are engaged in several business lines that are ancillary to our core apparel business. We offer functionality-focused shoe products. Their designs, based on ergonomic research, have a structure that prevents feet from getting tired after many hours of wear, and are well-received by women who work in offices or who must stand for long hours at work, such as flight attendants. We also sell certain general merchandise which we categorize as textile products. We rent out mannequins and fixtures, and design and build interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a restaurant business and are involved in various cultural projects and events, including exhibits by artists from around the world.
Principal Markets and Methods of Distribution
     We currently sell our products in Japan, the United States, China and certain countries in Europe and Southeast Asia. In all of our markets, we principally sell our apparel products to general retailers, although in Japan, we are seeking to expand our sales through specialty retail stores, mail order catalogs, and the Internet.
     Japan
     General Retailers
     In our core Japan market, we principally sell our apparel products to department stores, general merchandises, other general retailers and to specialty stores. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal 2010. No single Wacoal customer constitutes 10% or more of our net sales, although our general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10.4% of our net sales in fiscal 2010.
     Specialty Retail Stores
     As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores. We began developing our specialty retail stores in 2001, and we had 113 stores in our network (excluding Peach John) in Japan as of March 31, 2010, including 13 factory outlet stores. The number of Peach John retails stores was 27, as of March 31, 2010, as compared to 28, as of March 31, 2009. In the near future we plan to pursue a policy of improving profitability of our existing stores, and prioritize the goal of making our direct sales outlets profitable at an early stage, rather than increasing the number of direct sales outlets.
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

     Mail-Order Catalog Business and Internet Sales
     We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products. We are also seeking to expand our sales through the Internet as an alternate sales channel for selected products. Our Internet shopping site (http://store.wacoal.jp/) lists a number of over-the-counter innerwear products which are not included in our catalog sale items, and this approach expands the ways in which our customers can purchase Wacoal items. We have also sold innerwear, outerwear and other products through Peach John, our wholly-owned subsidiary since January 2008. Peach John generates approximately 70% of its net sales from mail orders and the Internet.
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

     Other Asia
     We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia. In March 2007, we launched our innerwear brand sorci age in the ASEAN region (Malaysia, Indonesia, the Philippines and Singapore) with standardized design and price. Sorci age targets the 18 to 24 year old segment of the market, and we intend to develop this business with the aim of entering additional ASEAN markets.
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
Production and Sources of Supply
     Wacoal Corp. produces our apparel products through its subsidiaries in Japan, China, Vietnam and the Dominican Republic and through our affiliated companies in South Korea, Thailand, Taiwan and Indonesia. Our apparel products are also produced by third party subcontractors in Japan. All of these products are produced according to our specifications, using materials that we supply.
     We work with our affiliated companies and subcontractors to help them produce products that meet our specifications. For example, we supply them with cutting patterns and sewing machine attachments. We also provide certain of these entities with debt and equity financing for working capital and other purposes (including for the purchase of our sewing machines and other equipment), although such financing is not material to us.
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
C. Organizational Structure.
     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 31, 2010:

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Corp.	Japan	100
Peach John Co., Ltd.	Japan	100
Lecien Corporation	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	100
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	57
Nanasai Co., Ltd.	Japan	82
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	Philippines	67

1.	The percentage of equity owned is identical to the percentage of voting rights owned.

D. Property, Plants and Equipment.
     The principal facilities that we currently use in our business are as follows:

		Floor Space
		(1,000 square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	424	Distribution
Kyoto South distribution center	Kyoto, Japan	284	Distribution
Tokyo distribution center	Tokyo, Japan	170	Distribution
Manufacturing plants:
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	40	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	26	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	32	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	262	Lingerie

Sales offices	Tokyo, Japan	160	Sales
	(3 offices)
	Sapporo, Japan	36	Sales
	Osaka, Japan	124	Sales
	Kyoto, Japan	144	Sales
	Fukuoka, Japan	54	Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
155 specialty retail stores and other select shops[2]	Tokyo, Osaka, Kanagawa and other locations in Japan	138	Retail sales
Peach John Co., Ltd.	Tokyo, Osaka and other locations in Japan	139	Sales

		Floor Space
		(1,000 square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Nanasai Co., Ltd.	Kyoto, Japan	267	Mannequins, Sales Equipment
Lecien Corporation	Kyoto, Japan	345	Foundation Garments
Wacoal America, Inc.	New Jersey and	217	Management and Sales
	New York, U.S.
Wacoal Dominicana Corp.	Santo Domingo,	169	Foundation Garments
	Dominican Republic
Wacoal China Co., Ltd.	Beijing, China	142	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	556	Foundation Garments
Wacoal Hong Kong Co., Ltd.	Hong Kong	46	Sales
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments
Philippine Wacoal	Manila, Philippines	15	Sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments

1.	Of the foregoing facilities, our total owned space is 3,521,991 square feet and our total leased space is 1,103,534 square feet.

2.	As of March 31, 2010.
     We are constantly engaged in upgrading, modernizing and revamping the operations of our manufacturing facilities, based on our assessment of market needs and prospects. As market conditions and our business objectives evolve, we adjust our capacity and utilization by opening, closing, expanding or downsizing production facilities accordingly. As a result, we believe it would require unreasonable effort to track the exact productive capacity and the extent of utilization of each of our manufacturing facilities with a reasonable degree of accuracy. We believe that our manufacturing facilities are generally all operating within normal operating capacity and not substantially below capacity.
     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices in Tokyo (19,702 square feet), (ii) our 155 specialty retail stores as of March 31, 2010 (total of 138,175 square feet for all stores), (iii) our management and sales facilities for Peach John (139,383 square feet), (iv) our office and warehouse facility for Nanasai (75,402 square feet), (v) our management and sales facilities for Lecien (39,321 square feet), (vi) our management and sales facility for Wacoal America, Inc. (85,961square feet), (vii) our office and warehouse facility in China (58,061 square feet), (viii) our manufacturing facility in Dalian, China (486,260 square feet), our sales facility in Hong Kong (46,479 square feet), and (ix) our sales facility in Manila, Philippines (14,790 square feet).

     We spent ¥1,320 million during fiscal 2010 to rebuild and relocate some of our manufacturing operations. Although we currently do not have any concrete plans, we expect to continue to make expenditures for the expansion of our specialty retail store network, for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity. For additional information on our capital expenditures during fiscal 2010, 2009 and 2008 see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.
     We believe that there does not exist any material environmental issues that may affect the utilization of our assets.
     We have no material tangible fixed assets other than those discussed above.
Item 4A. Unresolved Staff Comments.
     None.
Item 5. Operating and Financial Review and Prospects.
A. Operating Results.
Overview
     We are the leading designer, manufacturer and marketer of women’s intimate apparel in Japan, with the largest share of the Japanese market for foundation garments and lingerie. We also sell our foundation garments and lingerie products in several overseas markets. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 71.0% of our consolidated net sales for fiscal 2010. Our outerwear and sportswear product category has been the most successful of our product categories over the last three fiscal years, as net sales grew consistently from ¥8,920 million for fiscal 2008, or 5.4% of out total net sales, to ¥17,241 million for fiscal 2010, or 10.6% of our total net sales. We also design, manufacture and sell nightwear, children’s underwear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.
     Revenues
     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear), outerwear and sportswear, hosiery, textile products and other products.
     The following table sets forth information with respect to our net sales by category of products for fiscal 2010, 2009 and 2008:

Net Sales (and Percentage) by Product Category

			Year ended March 31,
	2010		2009		2008
	(yen in millions)
Innerwear:
Foundation and lingerie	¥116,068	71.0%	¥123,368	71.6%	¥123,460	74.4%
Nightwear	9,438	5.8	11,019	6.4	10,611	6.4
Children’s underwear	1,608	1.0	1,950	1.1	1,953	1.2

Total innerwear	¥127,114	77.8%	¥136,337	79.1%	¥136,024	82.0%
Outerwear and sportswear	17,241	10.6	15,498	9.0	8,920	5.4
Hosiery	1,701	1.0	1,657	1.0	1,803	1.1
Textile products	7,462	4.6	6,270	3.6	3,963	2.4
Other	9,779	6.0	12,514	7.3	15,051	9.1

Total	¥163,297	100.0%	¥172,276	100.0%	¥165,761	100.0%
     For fiscal 2010, approximately 86% of the sales of Wacoal Corp. (the net sales of which account for approximately 64% of our consolidated sales) were apparel sales made on a wholesale basis to department stores, general merchandisers and other general retailers, and approximately 12% were apparel sales made through our own specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include store and home design services, restaurant businesses, cultural products and other services) comprised the remaining 2% of Wacoal Corp.’s sales for fiscal 2010.
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
     Income Tax Expenses
     Our income tax expenses depend on our taxable income, applicable statutory tax rates and the proportion of current and deferred income taxes. Our effective tax rate depends on a range of factors, including applicable statutory tax rates, permanently non-deductible expenses, unrecognized tax benefits, any valuation allowance with respect to tax loss carryforwards and tax exemptions. The effective tax rate was 50.4% for fiscal 2010, 42.1% for fiscal 2009 and 40.8% for fiscal 2008.

     Key Industry Trends
     We believe that the following have been key trends in our industry during the last three fiscal years:
•	Consumer spending in Japan has stagnated since the second half of 2007 following increased fuel prices and volatility in the stock and currency exchange markets due to the U.S. sub-prime mortgage crisis, and has not gained strength. Although there are signs of economic recovery following the recent implementation of economic stimulus measures in many countries, the pace of the recovery in most of the world’s developed countries continues to be slow. The women’s apparel industry in particular continues to be in a sluggish state, characterized by an increasing number of cost conscious consumers who are exercising more cautious spending habits.

•	The number of department stores, one of our key distribution channels, and retail sales through department stores declined due to the deterioration in consumption caused by the worsening economy. General merchandising stores faced not only decreases in the numbers of new branch openings due to stagnant consumption levels, but also reductions in store sizes and increases in store closings, as well as reductions in retail sales. At the same time however, sales at direct sales outlets and on the Internet have steadily risen.

•	Due to the adverse changes in the consumer behavior and retail industry coupled with factors such as a decline in the female population, the market for women’s innerwear garments in Japan shrank, and the prices of innerwear declined in terms of both overall prices and average price per item. The numbers of innerwear items purchased and owned per person also decreased.

•	Outerwear and other manufacturers entered the innerwear market. These manufacturers offer their products by focusing on new elements, such as fashionability, lifestyle and price, rather than function and quality. Because the economic downturn has led consumers to become more price conscious, these new manufacturers and others achieved a greater market share.

•	These manufacturers and other competitors strengthened their cost reduction efforts by, for example, sourcing fabric and producing garments in China and other lower-cost countries. Sales in Japan of lower priced women’s innerwear garments manufactured in these counties increased, leading to an intensification of price competition in our industry. The recent development and tendency of general merchandisers producing their own low priced “private brand” merchandise accelerated these trends.

•	Although catalog marketing has made little progress, new sales strategies such as e-commerce and television marketing have led to more diversified sales channels and exposure to new customer groups.

     We have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We continue to seek to sell higher-end products to reach consumers seeking high quality innerwear garments and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the United States and Europe, as well as in the ASEAN region, where we launched our sorci age brand—and increase sales through our own specialty retail stores, our catalog operations and the Internet. Pursuant to our CAP 21 strategic plan, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our product mix to help us reach a broader customer base. We believe that Peach John and Lecien will help us to advance these goals. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.
     Currency Fluctuations
     We prepare our consolidated financial statements in Japanese yen. As a result, fluctuations in the exchange rates between the Japanese yen and other currencies may have a material effect on our results of operations, as well as on our reported value of our assets, liabilities, revenue and expenses as measured in Japanese yen. This in turn may materially affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate assets and liabilities denominated in other currencies into Japanese yen at the prevailing market exchange rates as of the relevant balance sheet date. As a result, even if the amounts or values of these items remain unchanged in their respective local currencies, changes in exchange rates have an impact on the amounts or values of these items in our consolidated financial statements. For purposes of our consolidated income statements, revenue and expense items in local currencies are translated into Japanese yen at average exchange rates prevailing during the relevant period. The combined sales of our overseas subsidiaries decreased by approximately ¥3,100 million for fiscal 2010, as compared to sales for fiscal 2009, of which amount approximately ¥2,000 million was attributable to the increase in the value of the Japanese yen, as compared to the value of the currencies in which our overseas subsidiaries operate.
     Inflation
     We do not consider inflation to have had a material impact on our results of operations over the last three fiscal years.
     Environmental Matters
     We are committed to minimizing the negative impact of our business activities on the environment and believe our operations are in compliance with all applicable laws and regulations. We currently do not expect any existing or proposed domestic legislation or regulations or international accords relating to climate change to have a material impact on our results of operations. Additionally, we currently do not expect climate change to disrupt sourcing or sales efforts or otherwise affect our manufacturing or distribution processes.

Results of Operations
     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:
Consolidated Operating Results

	Year ended March 31,
	2010		2009		2008
	(yen in millions)
Net sales	¥163,297	100.0%	¥172,276	100.0%	¥165,761	100.0%
Cost of sales	79,953	49.0%	84,686	49.1%	83,127	50.1%
Selling, general and administrative expenses	78,392	48.0%	77,399	44.9%	69,245	41.8%
Total other (loss) income, net	(687)	(0.4%)	(2,502)	(1.5%)	813	0.5%
Net income attributable to Wacoal Holdings Corp.	2,524	1.5%	5,230	3.0%	4,966	3.0%
     The following table sets forth information with respect to our operating results by business segment during fiscal 2010, 2009 and 2008:
Operating Results by Business Segment

	Year ended March 31,
	2010		2009		2008
	(yen in millions)
Wacoal Business (Domestic)
Net Sales
External customers	¥113,929	98.5%	¥124,228	98.6%	¥126,355	98.8%
Intersegment	1,793	1.5%	1,765	1.4%	1,484	1.2%
Total	115,722	100.0%	125,993	100.0%	127,839	100.0%

Operating costs and expenses	(111,180)	(96.1%)	(118,523)	(94.1%)	(117,724)	(92.1%)

Operating profit (loss)	¥4,542	3.9%	¥7,470	5.9%	¥10,115	7.9%
Wacoal Business (Overseas)
Net Sales
External customers	¥18,899	75.2%	¥22,323	78.4%	¥26,142	80.7%
Intersegment	6,226	24.8%	6,148	21.6%	6,262	19.3%
Total	25,125	100.0%	28,471	100.0%	32,404	100.0%

Operating costs and expenses	(23,795)	(94.7%)	(26,903)	(94.5%)	(29,503)	(91.0%)

Operating profit (loss)	¥1,330	5.3%	¥1,568	5.5%	¥2,901	9.0%
Peach John Business
Net Sales
External customers	¥13,224	99.9%	¥14,893	100.0%
Intersegment	7	0.1%	5	0.0%
Total	13,231	100.0%	14,898	100.0%

Operating costs and expenses	(14,556)	(110.0%)	(13,995)	(93.9%)

Operating profit (loss)	(¥1,325)	(10.0%)	¥903	6.1%

	Year ended March 31,
	2010		2009		2008
	(yen in millions)
Nanasai Business
Net Sales:
External customers	¥7,502	87.5%	¥9,729	88.2%	¥12,099	89.3%
Intersegment	1,069	12.5%	1,306	11.8%	1,452	10.7%
Total	8,571	100.0%	11,035	100.0%	13,551	100.0%

Operating costs and expenses	(9,214)	(107.5%)	(11,101)	(100.6%)	(13,268)	(97.9%)

Operating profit (loss)	(¥643)	(7.5%)	(¥66)	(0.6%)	¥283	2.1%
Other
Net Sales:
External customers	¥9,743	81.8%	¥1,103	40.0%	¥1,165	40.7%
Intersegment	2,171	18.2%	1,656	60.0%	1,695	59.3%
Total	11,914	100.0%	2,759	100.0%	2,860	100.0%

Operating costs and expenses	(12,008)	(100.8%)	(2,505)	(90.8%)	(2,619)	(91.6%)

Operating profit (loss)	(¥94)	(0.8%)	¥254	9.2%	¥241	8.4%
Fiscal 2010 Compared to Fiscal 2009
     Net Sales
     Consolidated net sales decreased 5.2% from ¥172,276 million for fiscal 2009 to ¥163,297 million for fiscal 2010.
     Wacoal Brand
     Innerwear. The overall sales of brassieres, our main product, for fiscal 2010 were below the sales for fiscal 2009. This was the case despite the strong performance of our Ribbon Bra, a product that we launched in January 2010 as part of our campaign brassiere LALAN series and that gained strong support from our consumers for its functionality and design, because this strong performance was more than offset by the poor performance of other brassiere products. We launched new products in our new Style Science functional underwear series in each of the four seasons in fiscal 2010, with an emphasis on the Cross-Walker, but the sales of these new products for fiscal 2010 were below the sales of this series for fiscal 2009. Although the summer products from our Sugoi seasonal undergarments performed well, overall sales from this series were below the sales for fiscal 2009 due to the poor performance of our usual autumn and winter products, which were affected by increased competition from our competitors’ products. Outside Japan, b.tempte’d by Wacoal and our new lower-priced brassiere and functional bottom products marked in the United States performed strongly, and sales of our coal Wacoal brand products in China grew.
     Outerwear. In contrast to the performance of our innerwear products, our new outerwear product, Sugo-T, achieved sales exceeding our expectations, and fiscal 2010 sales of Gra-P, our value-added brand targeting senior consumers, exceeded the sales for fiscal 2009.

     Thus, the overall sales for fiscal 2010 of our Wacoal brand products fell below the sales for fiscal 2009 due primarily to generally weak sales of our innerwear products, which more than offset gains in sales of our outerwear and other products sold under the Wacoal brand.
     Wing Brand
     In our Wing brand business, although sales of some of our campaign brassieres continued as planned, our other brassiere and Style Science products performed poorly. As in our Wacoal brand business, sales of our Wing brand undergarments were lower than fiscal 2009 sales due to increased competition from private-label brands sold by specialty clothing stores and general merchandisers. The overall sales of our men’s innerwear products, which achieved significant growth during the fiscal 2010 as a result of an increase in new store openings, exceeded fiscal 2009 sales. This was primarily due to the performance of our Cross-Walker products, which were sold mainly by general merchandisers under the BROS brand and more than offset the decreased sales of DAMS at department stores as compared to fiscal 2009 sales. Thus, the overall sales of our Wing brand business fell below fiscal 2009 sales due primarily to the poor performance of our core women’s products, which more than offset any increased sales of our men’s innerwear products.
     Other Brands
     Luxury Products. Sales of our luxury products fell below sales for fiscal 2009, primarily because sales of our department store product PARFAGE, along with other luxury products, fell below the sales for fiscal 2009.
     Wellness Products. In our wellness business, sports-related products performed strongly primarily because of an increase in health conscious consumers. These products include our new sports tights in our conditioning wear product, CW-X sports, and our functional wear for golf and running, Jyuryu. With the aim of furthering the brand recognition of our CW-X line, we opened our first retail store in January 2010 and one additional store in February 2010. Due to the successful openings of these stores, sales of our CW-X line for fiscal 2010 increased as compared to sales for fiscal 2009. Similarly, our leggings and footwear products performed well. Sales of our body styling wear, Style Cover, and our highly fashionable and functional business footwear, Success Walk, increased as compared to sales for fiscal 2009. As a result of the foregoing, overall sales of our wellness products exceeded the sales for fiscal 2009.
     Lecien Products. Net sales of Lecien’s innerwear and clothing products for fiscal 2010 were below its sales for fiscal 2009 due to the severe conditions of general merchandisers.
     Licensed Products. As a result of the termination of our manufacturing and distribution license for Donna Karan (DKI, DKNY) products during fiscal 2009, we did not carry any licensed products in the United States for fiscal 2010.
     Specialty Retail Business
     AMPHI. In our specialty retail store business, we focused our expansion on our retail store AMPHI. Despite an increase in the number of customers and sales volume that we achieved primarily through price reductions, the average amount spent per customer for fiscal 2010 was lower for fiscal 2009, resulting in decreased sales for fiscal 2010.

     Wacoal Factory. Sales for fiscal 2010 from our Wacoal Factory Store, which is located in outlet malls, exceeded the sales for fiscal 2009.
     Une Nana Cool. Our subsidiary specialty retail business, Une Nana Cool Corp., experienced a decrease in sales at existing stores compared to fiscal 2009 primarily due to a decrease in the number of customers visiting shopping centers where our shops are located. Sales for fiscal 2010 at Une Nana Cool, however, did not change materially as compared to sales from fiscal 2009, because sales from our new store openings offset decreased sales at our existing stores.
     Peach John. Although we made efforts to improve net sales through Peach John’s retail stores by continuing to develop products sold only at those retail stores, net sales for fiscal 2010 at the retail stores declined as compared to net sales for fiscal 2009, primarily due to a decrease in the overall number of shoppers at the shopping malls and other buildings in which Peach John is a tenant. The decrease in the number of Peach John retail stores from 28, as of March 31, 2009, to 27, as of March 31, 2010, also contributed to the decrease in net sales.
     As a result of the foregoing, overall sales of our specialty retail store business for fiscal 2010 increased as compared to sales for fiscal 2009. We are currently focused on improvement of profitability of our specialty retail business, and as part of these efforts, we have been reorganizing our shop brands to consolidate them into AMPHI as the “master shop brand” from fiscal 2010.
     Catalogue and Online Sales Business
     In our Wacoal brand catalog sales business, although the number of purchasers of our core catalog sales remained broadly the same between fiscal 2010 and fiscal 2009, the average amount spent per customer was lower, and as a result, sales for fiscal 2010 fell below fiscal 2009 sales. Peach John mail-order sales from our seasonal catalogs for fiscal 2010 were all below the sales for fiscal 2009 due to a fall in Peach John catalog orders. In contrast to our catalog business, the number of purchasers at our Wacoal Web Store and sales increased for fiscal 2010, even though the average amount spent per customer remained largely unchanged as compared to the average amount for fiscal 2009. The growth in our online business was mainly a result of our expanded product categories and an active Internet advertising campaign. As a result, the overall sales from our catalog and online sales business increased for fiscal 2010.
     Other Businesses
     Fiscal 2010 net sales attributable to our mannequin and fixture rental business, as well as interior design and remodeling business, which we conduct through our subsidiary Nanasai, decreased due to reduced orders primarily resulting from poor sales at department stores, suspension and termination of store remodeling and downsizing that accompanies the economic deterioration.
     Cost of Sales
     Our cost of sales decreased 5.6% from ¥84,686 million for fiscal 2009 to ¥79,953 million for fiscal 2010, primarily due to a decrease in net sales, which more than offset the impact of our acquisition of Lecien in August 2009. Cost of sales as a percentage of net sales decreased 0.1%, from 49.1% for fiscal 2009 to 49.0% for fiscal 2010. The slight improvement in cost of sales as a percentage of net sales is primarily due to the absence of losses, including a liquidation expense of ¥630 million, associated with the liquidation of Tokai Wacoal Sewing Corp., which we recognized as cost in fiscal 2009. The cost of sales would have increased slightly for fiscal 2010 without the effect of these losses, despite our efforts to improve inventory management by achieving fewer returned goods and fewer losses from inventory write-downs, as well as improved efficiencies in overseas production.

     Selling, General and Administrative Expenses
     Our selling, general and administrative expenses increased 1.3% from ¥77,399 million for fiscal 2009 to ¥78,392 million for fiscal 2010. This increase was primarily due to an increase in our net periodic benefit costs, which in turn was primarily attributable to the increased amortization of actuarial losses, as well as the impact of our acquisition of Lecien in August 2009, which more than offset any cost-reduction efforts. The amortization of actuarial losses increased for fiscal 2010, because of the significant valuation loss in plan assets as of the end of fiscal 2009 that were required to be amortized starting in fiscal 2010. The selling, general and administrative expenses as a percentage of net sales increased by 3.1% from 44.9% for fiscal 2009 to 48.0% for fiscal 2010. The greater increase in the selling, general and administrative expenses as a percentage of net sales, as compared to the increase in the absolute number, is primarily due to the decrease in net sales.
     Impairment of Goodwill and Other Intangible Assets
     When Peach John became our wholly-owned subsidiary in fiscal 2008, we recognized Peach John’s catalog customer relationships as an intangible fixed asset with the intent to depreciate it using the straight-line method over a period of seven years. At the end of fiscal 2010, however, we evaluated the recoverability of this asset and recognized an impairment loss of approximately ¥1,023 million as a result. In addition, we also recognized an impairment loss of ¥71 million with respect to Lecien, after we evaluated the recoverability of the goodwill we recognized when we acquired a 100% interest in Lecien in August 2009. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Valuation of Intangible Assets”.
     Operating Margin
     Our operating margin (i.e., operating income as a percentage of net sales) decreased to 2.3% for fiscal 2010, as compared to 5.9% for fiscal 2009, because the rate of decrease in our operating costs and expenses was not sufficient to offset the rate of decrease in net sales, and we recognized significantly larger impairment charges for fiscal 2010. The slower rate of decrease in our operating costs and expenses were primarily attributable to stagnant sales through department stores and general merchandisers, which have historically yielded a greater operating margin through higher prices for us than other distribution channels, combined with decreased operating margin of our Peach John Business, as we incurred increased personnel and other costs from store openings and other expansion efforts to market the business.
     Total Other Loss, Net
     Total other loss, net, decreased ¥1,815 million from ¥2,502 million for fiscal 2009 to ¥687 million for fiscal 2010. This decrease was primarily due to a decrease in impairment charges on marketable securities and investments.

     Net Income Attributable to Wacoal Holdings Corp.
     Net income attributable to Wacoal Holdings Corp. for fiscal 2010 was ¥2,524 million, a decrease of ¥2,706 million compared to ¥5,230 million for fiscal 2009. The smaller decrease in net income attributable to Wacoal Holdings Corp. as compared to the decrease in income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests is primarily due to the decrease in income taxes. Although our current income taxes increased for fiscal 2010, it was more than offset by the decrease in our deferred income taxes. However, the effective tax rate increased from 42.1% in fiscal 2009 to 50.4% in fiscal 2010, primarily due to an increase in permanently non-deductible expenses as a percentage of taxable income, unrecognized tax benefits and undistributed earnings of foreign subsidiaries, which more than offset a decrease in the valuation allowance for tax loss carryforwards. The decrease in the valuation allowance for tax loss carryforwards was due to a reversal in the valuation allowance as a result of changes in our legal structure. Accordingly, we utilized ¥721 million of tax loss carryforwards, and recognized the tax benefits of ¥293 million for the year ended March 31, 2010.
     Segment Information
     Wacoal Business (Domestic)
     Net Sales to External Customers. Net sales for our Wacoal Business (Domestic) segment as a percentage of our total net sales decreased to 69.7%, as compared to 72.1% for fiscal 2009. During fiscal 2010, despite signs of a partial economic recovery in the midst of the global financial crisis, the Japanese economy continued to remain weak due to continued deterioration in employment and consumer spending levels. Several service sectors, including department stores and general merchandisers, continued to face a challenging environment, as they confronted an increased number of cost-conscious consumers exercising cautious spending habits. Despite our launch of lower-priced products to address changes in consumer spending habits, sales of most of the products in this segment declined, primarily because of the challenging conditions in the women’s apparel market. As a result of the foregoing, net sales to external customers for this segment decreased 8.3% from ¥124,228 million for fiscal 2009 to ¥113,929 million for fiscal 2010.
     Operating Cost and Expenses. Operating cost and expenses for our Wacoal Business (Domestic) segment decreased 6.2% from ¥118,523 million for fiscal 2009 to ¥111,180 million for fiscal 2010, primarily due to a decrease in cost of sales and also due to a decrease in selling, general and administrative expenses. Decreases in cost of sales and selling, general and administrative expenses, in turn, are primarily attributable to a decrease in net sales and efforts to cut publicity and other costs at Wacoal Corp.
     Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Domestic) segment was ¥4,542 million for fiscal 2010, as compared to ¥7,470 million for fiscal 2009. The operating margin decreased to 3.9% for fiscal 2010, as compared to 5.9% for fiscal 2009, because the rate of decrease in operating costs and expenses was not sufficient to offset the rate of decrease in net sales. The slower rate of decrease in operating costs and expenses was primarily attributable to stagnant sales through department stores and general merchandisers, which generally yield a greater operating margin for us than other distribution channels.

     Wacoal Business (Overseas)
     Net Sales to External Customers. Net sales for our Wacoal Business (Overseas) segment as a percentage of our total net sales decreased to 11.6%, as compared to 13.0% for fiscal 2009.
•	United States. Net sales in the United States represented 55.0% of net sales for this segment for fiscal 2010, compared to 61.3% for fiscal 2009. In the United States, sales for fiscal 2010 were significantly lower than for fiscal 2009 as a result of decreased sales at department stores caused by deterioration in the general economic conditions and consumer spending. In addition, we had lower sales as a result of the termination of our manufacturing and distribution license for Donna Karan (DKI, DKNY) products during fiscal 2009. Sales of Wacoal Luxe products were below fiscal 2009 sales due to weak performance of premium-price products sold at high-end department stores. On the other hand, b.tempt’d by Wacoal, our sexy and fashionable brand launched in the beginning of fiscal 2010, contributed to net sales, as the product gained support from business partners and customers. In addition, our new lower-priced brassiere and functional bottom products performed strongly.

•	Asia (Excluding Japan). Net sales in Asia outside of Japan (including China, Hong Kong and Singapore) represented 40.1% of net sales for this segment in fiscal 2010, compared to 33.8% in fiscal 2009. In China, we have been successful in gradually expanding our business and market share with our existing shops (mainly in the department store channel), by developing a three-brand system that includes our core Wacoal brand, our youth-oriented brand, AMPHI, and our high value-added brand, Salute. Since August 2009, we have been conducting a campaign featuring the famous Chinese actress with the aim of improving our brand recognition by Chinese consumers and expanding our sales. As a result, net sales from our business in China exceeded net sales for fiscal 2009.

•	Europe. Net sales in Europe represented 4.9% of net sales for this segment in fiscal 2010, compared to 4.9% in fiscal 2009.

•	Foreign Currency. The average noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York was ¥92.49 for fiscal 2010, as compared to ¥100.85 for fiscal 2009. Approximately 60% of the decrease in net sales to external customers for this segment is attributable to the significant strengthening of yen against the U.S. dollars and other currencies of the markets in which we sell our products.
     As a result of the foregoing, net sales to external customers for this segment decreased 15.3% from ¥22,323 million for fiscal 2009 to ¥18,899 million for fiscal 2010.
     Operating Cost and Expenses. Operating cost and expenses for our Wacoal Business (Overseas) segment decreased 11.6% from ¥26,903 million for fiscal 2009 to ¥23,795 million for fiscal 2010 due to decreases in both cost of sales and selling, general and our administrative expenses. These decreases, in turn, were primarily due to declines in net sales in countries other than China and our cost-reduction efforts.
     Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Overseas) segment was ¥1,330 million for fiscal 2010, as compared to ¥1,568 million for fiscal 2009. The operating margin for this segment decreased to 5.3% for fiscal 2010, as compared to 5.5% for fiscal 2009. While the termination of license agreements in connection with distribution in the United States of licensed Donna Karan products helped to improve the operating margin for this segment, these gains in the operating margin were offset by the greater marketing costs we incurred in Asia outside Japan, particularly in China, as we made efforts to increase Wacoal’s brand recognition.
     Peach John Business
     Net Sales to External Customers. Net sales for our Peach John Business segment as a percentage of our total net sales decreased to 8.1%, as compared to 8.6% for fiscal 2009. Peach John mail-order sales from our seasonal catalogs were below the sales for fiscal 2009 due to a general fall in catalog orders. In addition, sales from our direct retail stores fell below the sales for fiscal 2009 due to stagnant sales at existing stores, as well as a slight decrease in the number of stores. As a result of the foregoing, net sales to external customers for this segment decreased 11.2% from ¥14,893 million for fiscal 2009 to ¥13,224 million for fiscal 2010.
     Operating Cost and Expenses. Operating cost and expenses for our Peach John Business segment increased 4.0% from ¥13,995 million for fiscal 2009 to ¥14,556 million for fiscal 2010, primarily due to impairment charges on other intangible assets that were recognized for fiscal 2010 but not for fiscal 2009. These charges were the result of an evaluation of the recoverability of Peach John’s catalog customer relationships at the end of fiscal 2010. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Valuation of Intangible Assets”. Operating cost and expenses for this segment also increased due to an increase in selling, general and administrative expenses that more than offset a decrease in cost of sales. The increase in selling, general and administrative expenses is attributable to the increased personnel and other costs associated with marketing of the business, which were not sufficiently offset by a reduction in the number of catalogs issued and of advertisements in public transportation. Because of our continued expansion efforts in China, we expect to see an increase in selling, general and administrative expenses for fiscal 2011.
     Operating Loss. As a result of the foregoing, the operating loss from our Peach John Business segment was ¥1,325 million for fiscal 2010, as compared to the operating profit of ¥903 million for fiscal 2009. The operating margin decreased to -10.0% for fiscal 2010, as compared to 6.1% for fiscal 2009.
     Nanasai Business
     Net Sales to External Customers. Net sales for our Nanasai Business segment as a percentage of our total net sales decreased to 4.6%, as compared to 5.6% for fiscal 2009. Nanasai’s sales were lower than for fiscal 2009 due to reduced orders primarily resulting from poor sales at department stores, suspension and termination of store remodeling and downsizing that accompanied the economic deterioration. There was also a downward pressure on price, as competition through auctions intensified. As a result of the foregoing, net sales to external customers for this segment decreased 22.9% from ¥9,729 million for fiscal 2009 to ¥7,502 million for fiscal 2010.
     Operating Cost and Expenses. Operating cost and expenses for our Nanasai Business segment decreased 17.0% from ¥11,101 million for fiscal 2009 to ¥9,214 million for fiscal 2010, primarily due to a decrease in cost of sales, which offset an increase in selling, general and administrative expenses.

     Operating Loss. As a result of the foregoing, the operating loss from our Nanasai Business segment was ¥643 million for fiscal 2010, as compared to ¥66 million for fiscal 2009. The operating margin worsened to -7.5% for fiscal 2010, as compared to -0.6% for fiscal 2009, because the rate of decrease in operating costs and expenses was not sufficient to offset the rate of decrease in net sales, despite our cost-cutting efforts.
     Other
     Net Sales to External Customers. Net sales for our Other Business segment as a percentage of our total net sales increased to 6.0%, as compared to 0.7% for fiscal 2009. This significant increase was principally due to our August 2009 acquisition of a 100% interest in Lecien, whose accounts were consolidated for the rest of fiscal 2010. Lecien’s sales for fiscal 2010, however, were below its sales for fiscal 2009 due to the severe conditions of general merchandisers, which are Lecien’s core sales channel. Sales from the Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained broadly at the same level for fiscal 2009 mainly due to the steady performance of the sales of domestically-made printing fabrics. As a result of the foregoing, net sales to external customers for this segment increased 783.3% from ¥1,103 million for fiscal 2009 to ¥9,743 million for fiscal 2010.
     Operating Cost and Expenses. Operating cost and expenses for our Other Business segment increased 379.4% from ¥2,505 million for fiscal 2009 to ¥12,008 million for fiscal 2010, primarily due to increases in cost of sales and selling, general and administrative expenses associated with our acquisition of Lecien.
     Operating Loss. As a result of the foregoing, the operating loss from our Other Business segment was ¥94 million for fiscal 2010, as compared to an operating profit of ¥254 million for fiscal 2009. The operating margin worsened to -0.8% for fiscal 2010, as compared to 9.2% for fiscal 2009, because the rate of decrease in operating costs and expenses was not sufficient to offset the rate of decrease in net sales. Inclusion of Lecien, with a lower operating margin, as a consolidated subsidiary contributed to the decrease in the operating margin.
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
     Innerwear
     In our innerwear business, sales for fiscal 2009 increased 0.2% to ¥136,337 million as compared to sales for fiscal 2008 due to a deterioration in general economic conditions and consumer confidence. Sales from our innerwear products (consisting of foundation wear, nightwear and children’s underwear) comprised 79.1% of total consolidated sales for fiscal 2009.

     Wacoal Brand. The overall fiscal 2009 sales performance of our main product of brassieres, including LALAN, which is our new campaign brassiere, were sluggish. In the fall and winter season, we actively developed Sugoi, a line of lingerie with sales that largely exceeded our expectations last season. However, due to an unusually warm winter and increased competition from other companies’ products, our overall fiscal 2009 sales of lingerie for fiscal 2009 were lower than for fiscal 2008 even though the sales performance of Sugoi exceeded the fiscal 2008 figures. In contrast to this, the fiscal 2009 sales of our high value-added brands, Salute for specialist boutiques and Gra-P targeted at middle-age to senior consumers, exceeded fiscal 2008 sales. For girdle pants, we renamed our Style Science series products with new features for the lower body Cross Walker, which is the same name as our men’s Style Science products, and sales of these and other products for the lower body remained strong. Outside Japan, our net sales for fiscal 2009 in the United States fell below net sales for fiscal 2008 due to weak economic conditions and consumer confidence. Our sales in China, on the other hand, increased considerably for fiscal 2009, primarily to due the strong performance of AMPHI and Salute as part of our business expansion initiatives in China.
     Wing Brand. The overall fiscal 2009 sales of the core Wing brand brassiere products were sluggish. Further, although sales of our new product Slim Up Pants, which launched in the fall as one of our Style Science series products, performed strongly, sales of girdle pants for fiscal 2009 were significantly lower compared to sales for fiscal 2008.
     Licensed Brands. Weakness in our sales in the United States was compounded by less business for Donna Karan products because the relevant license agreement was terminated in December 2008.
     Outerwear and Sportswear
     In our outerwear and sportswear business, sales for fiscal 2009 increased 73.7% to ¥15,498 million as compared to sales for fiscal 2008 due principally to the inclusion of the results of Peach John as a newly consolidated subsidiary. Additionally, the sales of men’s innerwear, which we categorize in this product segment, performed strongly for fiscal 2009. While fiscal 2009 sales of our main sports conditioning wear product CW-X increased significantly, primarily in sporting goods chains and specialty stores, sales in the shrinking swimming goods stores market were significantly lower for fiscal 2009 than for fiscal 2008. Cross Walker products that we developed in spring 2008 as Style Science products for men were promoted under the men’s innerwear DAMS brand in department stores, and under the BROS brand, which is mainly promoted in chain store channels. Sales of these products have largely exceeded our sales plan because of wide media coverage that attracted much interest from consumers.
     Hosiery
     In our hosiery business, sales for fiscal 2009 decreased 8.1% to ¥1,657 million as compared to sales for fiscal 2008, due to sluggish hosiery sales in department stores, drugstores and convenience stores. There was, however, an increase in sales from TV shopping and catalog shopping, focusing mainly on our Style Cover products.

     Textile Products
     In our textile products business, sales for fiscal 2009 increased 58.2% to ¥6,270 million as compared to sales for fiscal 2008 due to a solid increase in sales of our Success Walk brand of shoes, which we account for in our textile products business, and which emphasize foot comfort and functionality.
     Specialty Retail Business
     Sales at our specialty retail business, mainly targeting the younger generation who have more consumer confidence compared to customers of our existing retail channels, exceeded sales for fiscal 2008. This business performed well due to a number of reasons including, the closure of non-performing stores, and slightly lower pricing leading to increased sales. Similarly, our specialty retail store business, Une Nana Cool Corp., which is also targeted at the younger generation, has been expanding well. The number of Peach John retail stores increased to 28, as of March 31, 2009, from 23, as of March 31, 2008; the increase in the number included new store openings at outlet malls for the first time by Peach John. We completed renewal projects at several retail stores, and made efforts to improve net sales through Peach John’s retail stores by developing products sold only at those retail stores. As a result of the foregoing, net sales for fiscal 2009 at the retail stores increased as compared to net sales for fiscal 2008.
     Catalogue and Online Sales Business
     Sales of our Wacoal Brand outerwear and innerwear products were strong for fiscal 2009. Sales through our Wacoal Web Store were also strong primarily due to an increase in the number of Cross-Walker product purchases made by men. As a result, net sales generated by our catalogue and online business for fiscal 2009 increased as compared to net sales for fiscal 2008. Catalog sales through Peach John for fiscal 2009 were broadly at the same level as catalog sales for fiscal 2008. Although we received an increased number of orders through Peach John’s website as a result of our marketing efforts and improvement in usability, online sales through Peach John for fiscal 2009 remained broadly at the same level as its online sales for fiscal 2008.
     Other Businesses
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
     Total Other (Loss) Income, Net
     We had a net ¥2,502 million of total other loss for fiscal 2009, as compared to a net ¥813 million of other income for fiscal 2008. This change was primarily due to an increase in loss on valuation of investment securities of approximately ¥2,600 million for fiscal 2009 and a decrease in profit on sale of investment securities of approximately ¥600 million for fiscal 2008.
     Net Income Attributable to Wacoal Holdings Corp.
     Net income attributable to Wacoal Holdings Corp. was ¥5,230 million for fiscal 2009, an increase of ¥264 million compared to ¥4,966 million for fiscal 2008. Net income attributable to Wacoal Holdings Corp. increased despite a large decrease in sales proceeds and pre-tax net income because fiscal 2008 included a large one-off ¥4,694 million write-down in the value of our investment in Peach John, which was at that time not a consolidated subsidiary and therefore recorded as an investment loss under equity in net loss of affiliated companies.
     Segment Information
     Wacoal Business (Domestic)
     Net Sales to External Customers. Net sales for our Wacoal Business (Domestic) segment as a percentage of our total net sales decreased to 72.1%, as compared to 76.2% for fiscal 2008. During fiscal 2009, the global financial crisis affected many of the world’s largest economies, including that of Japan. The economic downturn and deteriorating employment conditions resulted in stagnant consumer spending, especially starting in the second half of fiscal 2009. Many services sectors suffered significant declines in sales, including department stores and general merchandisers. As a result of the foregoing, net sales to external customers for this segment decreased 1.7% from ¥126,355 million for fiscal 2008 to ¥124,228 million for fiscal 2009.

     Operating Cost and Expenses. Operating cost and expenses for our Wacoal Business (Domestic) segment increased 0.7% from ¥117,724 million for fiscal 2008 to ¥118,523 million for fiscal 2009, primarily due to an increase in selling, general and administrative expenses. The increase in selling, general and administrative expenses, in turn, was primarily due to the increase in net periodic benefit costs caused by the significant increase in the actuarial loss with respect to pension plans.
     Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Domestic) segment was ¥7,470 million for fiscal 2009, as compared to ¥10,115 million for fiscal 2008. The operating margin decreased to 5.9% for fiscal 2009, as compared to 7.9% for fiscal 2008, because the rate of decrease in operating costs and expenses was not sufficient to offset the rate of decrease in net sales. The slower rate of decrease in operating costs and expenses was primarily attributable to stagnant sales through department stores and general merchandisers, which generally yield a greater operating margin for us than other distribution channels.
     Wacoal Business (Overseas)
     Net Sales to External Customers. Net sales for our Wacoal Business (Overseas) segment as a percentage of our total net sales decreased to 13.0%, as compared to 15.8% for fiscal 2008.
•	United States. Our net sales in the United States represented 61.3% of net sales for this segment for fiscal 2009, compared to 66.5% for fiscal 2008. In the United States, net sales for fiscal 2009 were significantly lower than for fiscal 2008 due to department stores suffering from a slump in sales caused by a deterioration in general economic conditions and confidence. Additionally, we had less business involving Donna Karan licensed products (DKI, DKNY), because the relevant licensing agreement was terminated as of December 31, 2008.
•	Asia (Excluding Japan). Our net sales in Asia outside of Japan (including China, Hong Kong and Singapore) represented 33.8% of net sales for this segment for fiscal 2009, compared to 29.3% for fiscal 2008. Against this trend in Asia, net sales in China increased by 14.1% to ¥3,318 million for fiscal 2009 compared to ¥2,908 million for fiscal 2008. In China, we commenced a three-brand system with our youth orientated brand AMPHI, our high value-added brand Salute and our core brand Wacoal, and have been enhancing selling space and product appeal that will meet diversified consumer needs. Additionally, since July 2008, as part of a joint promotion with some Asian countries, we have been working on improving the visibility and enhancement of the Wacoal brand image in China by running a campaign featuring a popular Japanese artist.
•	Europe. Net sales in Europe represented 4.9% of net sales for this segment in fiscal 2009, compared to 4.2% in fiscal 2008.
•	Foreign Currency. The average noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York was ¥100.85 for fiscal 2009, as compared to ¥113.61 for fiscal 2008. Approximately 70% of the decrease in net sales to external customers for this segment is attributable to the significant strengthening of yen against the U.S. dollars and other currencies of the markets in which we sell our products.

     As a result of the foregoing, net sales to external customers for this segment decreased 14.6% from ¥26,142 million for fiscal 2008 to ¥22,323 million for fiscal 2009.
     Operating Cost and Expenses. Operating cost and expenses for our Wacoal Business (Overseas) segment decreased 8.8% from ¥29,503 million for fiscal 2008 to ¥26,903 million for fiscal 2009, primarily due to decreases in cost of sales and selling, general and administrative expenses. These decreases, in turn, were primarily due to the decrease in net sales in the United States.
     Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Overseas) segment was ¥1,568 million for fiscal 2009, as compared to ¥2,901 million for fiscal 2008. The operating margin for this segment decreased to 5.5% for fiscal 2009, as compared to 9.0% for fiscal 2008. The decrease in the operating margin was primarily due to the greater rate of decrease in net sales as compared to the rate of decrease in operating cost and expenses in the United States, as well as to the operating loss in China primarily as a result of increases in advertisement costs attributable to our greater publicity efforts.
     Peach John Business
     Because we acquired a 100% interest in Peach John in January 2008 prior to which the company was not our consolidated subsidiary, the Peach John Business segment was created starting for fiscal 2009. As a result, we have no comparative data for this segment for fiscal 2008.
     Net Sales to External Customers. Net sales for our Peach John Business segment as a percentage of our total net sales was 8.6% for fiscal 2009. Net sales to external customers for this segment were ¥14,893 million for fiscal 2009.
     Operating Cost and Expenses. Operating cost and expenses for our Peach John Business segment were ¥13,995 million for fiscal 2009.
     Operating Profit. As a result of the foregoing, the operating profit from our Peach John Business segment was ¥903 million for fiscal 2009. The operating margin was 6.1% for fiscal 2009.
     Nanasai Business
     Net Sales to External Customers. Net sales for our Nanasai Business segment as a percentage of our total net sales decreased to 5.6%, as compared to 7.3% for fiscal 2008. Sales decreased primarily due to large-scale renovation of department stores in the metropolitan area, as well as suspension, termination or scaling back of remodeling plans following the global economic slowdown. There was also a downward pressure on price, as competition through auctions intensified. As a result of the foregoing, net sales to external customers for this segment decreased 19.6% from ¥12,099 million for fiscal 2008 to ¥9,729 million for fiscal 2009.

     Operating Cost and Expenses. Operating cost and expenses for our Nanasai Business segment decreased 16.3% from ¥13,268 million for fiscal 2008 to ¥11,101 million for fiscal 2009, primarily due to decreases in cost of sales and selling, general and administrative expenses. These decreases were primarily attributable to the decrease in net sales.
     Operating Loss. As a result of the foregoing, the operating loss from our Nanasai Business segment was ¥66 million for fiscal 2009, as compared to an operating profit of ¥283 million for fiscal 2008. The operating margin worsened to -0.6% for fiscal 2009, as compared to 2.1% for fiscal 2008, because the rate of decrease in operating costs and expenses was not sufficient to offset the rate of decrease in net sales.
     Other
     Net Sales to External Customers. Net sales for our Other Business segment as a percentage of our total net sales increased to 0.7%, as compared to 0.7% for fiscal 2008. As a result of the foregoing, net sales to external customers for this segment decreased 5.3% from ¥1,165 million for fiscal 2008 to ¥1,103 million for fiscal 2009.
     Operating Cost and Expenses. Operating cost and expenses for our Other Business segment decreased 4.4% from ¥2,619 million for fiscal 2008 to ¥2,506 million for fiscal 2009, primarily due to decreases in cost of sales and selling, general and administrative expenses.
     Operating Profit. As a result of the foregoing, the operating profit from our Other Business segment was ¥254 million for fiscal 2009, as compared to ¥241 million for fiscal 2008. The operating margin increased slightly to 9.2% for fiscal 2009, as compared to 8.4% for fiscal 2008.
Critical Accounting Policies and Estimates
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires our management to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in applying our accounting policies in the preparation of our consolidated financial statements.
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
     We allow our customers to return their unsold products when the customers meet certain criteria established by us, as outlined in our applicable trade terms. We establish the allowance for estimated returns for each operating department based on historical experience with product returns, sales movements and the size of inventory on the retail level and on the situation of the retail industry overall. We review and revise the allowance every quarter, in consideration of actual returns, planned product discontinuances and promotional sales. We record the allowance for estimated returns as a reduction to sales. We believe that our allowance for returns is sufficient, however a weakening of store sales, or a higher rate of returns than our initial estimates, may have a negative impact on our financial condition or operating results.

     Deferred Tax Assets
     We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the realization of projected future taxable income. Our estimated taxable income is also in consideration of future reversals of existing taxable temporary differences. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income. We believe our deferred tax assets after adjustments for valuation allowance are recoverable. If we record lower than expected earnings and our deferred tax assets become unrecoverable, however, a valuation allowance must be recorded against the amount that is not likely to be recovered, and this may have a negative impact on our profit and loss.
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
     For fiscal 2010, we held securities with respect to which we recognized impairment charges, as well as securities with respect to which we did not recognize any impairment charges even though those securities had been in an unrealized loss position. Based on our assessment of the period of the decline in the fair values and our assessment of the relevant companies’ earnings outlook, we concluded that the decline in fair value for the securities not subject to impairment charges was only temporary and therefore that impairment charges did not need to be recognized for these particular securities. The total of unrealized holding losses for the securities each of which had an unrealized holding loss of ¥100 million or more for each quarter (up to three quarters) was as follows:

Period during which fair value was below
carrying value
(as of March 31, 2010)

		Over three	Over six
	Up to three	months, up to	months, up to
	months	six months	nine months
(in million yen)
Carrying value, less fair value	—	—	312
     Following the end of fiscal 2010, however, the fair value of these securities not subject to impairment charges for fiscal 2010 continued to remain below cost, and we subsequently made the determination that the declines in fair value were no longer temporary. As a result, we expect to recognize an impairment charge of ¥960 million in the first quarter of fiscal 2011 in respect of all marketable securities we hold.
     Valuation of Intangible Assets and Goodwill
     Under ASC 350, “Intangible — Goodwill and Other”, we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important that could trigger an impairment review include the following:
•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; and

•	significant changes in risk-adjusted discount rates.
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
     Goodwill
     Significant assumptions used in this analysis include: future cash flows and the risk-adjusted discount rate. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units.

     In its determination of the fair value of goodwill, we utilize a discounted cash flow analysis as well as other relevant valuation approaches, including those based on the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units.
     On March 31, 2010, we evaluated the recoverability of goodwill and concluded that there was no impairment in the carrying value of goodwill for any of our reporting units. We calculated a risk-adjusted discount rate of 4.8%, which represented the weighted average cost of capital (WACC), using the Capital Asset Pricing Model. The amount of goodwill allocated to the reporting unit was ¥11,203 million. The percentage by which the fair value exceeded the carrying value as of the March 31, 2010 test was approximately 1.5%.
     The calculation of the fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. Due to the potential impact of the risk-adjusted discount rate on the fair value, we performed a sensitivity analysis: A 0.5% increase in the risk-adjusted discount rate to the cash flows would result in an impairment of ¥1,559 million, and a 0.5% decrease in the risk-adjusted discount rate to the cash flows would result in the recoverable amounts that would exceed the book value by ¥2,644 million.
     Trademark
     In its determination of the fair value of trademark, we utilize the relief-from-royalty-method and incorporate relevant unobservable inputs. Significant assumptions used in this analysis include future cash flows, the risk-adjusted discount rate and the rate of royalty. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units.
     On March 31, 2010, we evaluated the recoverability of trademark and concluded that there was no impairment in the carrying value of trademark. We used a risk-adjusted discount rate of 7.8% based on a WACC of 4.8% and an inherent risk spread of trademark of 3.0%. The rate of royalty used for valuation was 3.0%, which was based on the royalty ratio used in the actual transaction with a third party.
     Customer Relationships
     In its determination of the fair value of customer relationships, we utilize the excess earnings method and incorporate relevant unobservable inputs. Significant assumptions used in this analysis include: future cash flows, the risk-adjusted discount rate and the percentage of orders that we expect to receive from the customers existed at the point of acquisition. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units.

     On March 31, 2010, we evaluated the recoverability of customer relationship assets and concluded that there was an impairment in the carrying value of customer relationships. We used a risk-adjusted discount rate of 4.8%, which represented the WACC, using the Capital Asset Pricing Model. The percentage of orders that we expect to receive from the customers existed at the point of acquisition was estimated based on the historical trend of the percentage of sales to the pre-acquisition customers.
     Impairment of Long-Lived Assets
     The carrying values of long-lived assets that we hold and use are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows we expect will result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. The impairment loss is measured as the amount by which the carrying amount of a long lived asset exceeds its fair value.
     In accordance with the guidance for the impairment or disposal of property, plant and equipment, property, plant and equipment held and used with a carrying amount of ¥45 million were written down to their fair value of ¥22 million, because certain company residences were temporarily idled and fair value of these assets was below their book value at March 31, 2010. We measured fair value based on the market price under recent market transactions. We recorded an impairment charge on property, plant and equipment of ¥23 million for fiscal 2010.
     Employee Retirement Benefits
     We provide a number of retirement benefit plans to a substantial portion of our employees. Our wholly-owned subsidiary Wacoal Corp. has a contributory retirement plan and certain of our other subsidiaries have qualified pension plans. The amount of the projected retirement benefit obligation and pension costs are dependent on management’s assumptions used by actuaries in calculating such amount. The key assumptions include discount rates, expected long-term rate of return on plan assets, retirement rates, mortality expectations and other factors. Our management believes that these actuarial assumptions and methods are appropriate in light of our circumstances. However, due to a change in an actuarial assumption, the amount of the projected retirement benefit plan liabilities and costs may be adversely affected.
     Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. On March 31, 2010, the discount rate used for the contributory retirement plan was 2.3%. For other plans, similar indices and methods are used.

     Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5% for fiscal 2010, 2.5% for fiscal 2009 and 2.5% for fiscal 2008. The estimated long-term rate of return is based on an asset allocation of equity securities of 33%, debt securities of 48% and other investments of 19%.
     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A change of 0.5% in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of yen		U.S. dollars
	0.5%	0.5%	0.5%	0.5%
	decrease	increase	decrease	increase
Discount rate
Effect on periodic benefit costs	(103)	107	(1,103)	1,146
Effect on benefit obligation	1,650	(1,545)	17,666	(16,542)
Expected long-term rate of return on plan assets
Effect on periodic benefit costs	135	(135)	1,445	(1,445)
Effect on benefit obligation	—	—	—	—
     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.
New Accounting Pronouncements
     In December 2007, the FASB issued new accounting guidance for business combinations. This guidance established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This statement also established disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, the FASB issued an amendment to the revised business combination guidance. This amended and clarified the revised guidance to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The revised guidance and amendment became effective for business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning on or after December 15, 2008. We adopted this guidance from the first quarter beginning April 1, 2009, and accounted for our acquisition of Lecien under this guidance. For further information on this guidance and other recent accounting pronouncements, see Note 1, “Summary of Significant Accounting Policies: Recent Accounting Pronouncements”, in our consolidated financial statements included in this annual report.

B. Liquidity and Capital Resources.
     Our main source of liquidity is net cash flows from operations which allows us to secure working capital, make capital investments and pay dividends without relying on substantial borrowings or other financing from outside of the group. However, as of March 31, 2010 we had credit facilities at financial institutions totaling ¥29,331 million, with an outstanding balance of ¥8,129 million, including borrowings by Lecien of ¥3,487 million and borrowing by Nanasai of ¥2,200 million.
     In general, all of our credit facilities have automatically renewed terms, and we are not aware of any issues with respect to any of our lenders that could cause these facilities to become unavailable. Even if any of our subsidiaries loses access to funds from such credit facilities, we believe that it is possible for companies in our group to provide funds. Our borrowing requirements are not affected by seasonality.
     We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend, loan or cash advance. We believe that our working capital is adequate for our present requirements and for our business operations both in the long- and short-term.
Cash Flows
     Our consolidated cash flows for fiscal 2010, 2009 and 2008 were as follows:

	Fiscal year ending March 31,
	2010	2009	2008
	(in millions)
Net cash provided by operating activities	¥9,449	¥8,168	¥14,225
Net cash (used in) provided by investing activities	(2,698)	(4,714)	3,590
Net cash used in financing activities	(5,438)	(7,448)	(9,400)
     Fiscal 2010 Compared to Fiscal 2009
     Cash Provided by Operating Activities. Net cash provided by operating activities increased slightly by ¥1,281 million from ¥8,168 million for fiscal 2009 to ¥9,449 million for fiscal 2010. This was primarily due to substantial progress achieved in cost-reduction efforts and to a decrease in inventory, despite a decrease in net sales. Cash inflows from operating activities consisted mainly of cash received from customers and cash outflows are mainly payments for production costs, selling, general and administrative expenses, and income taxes. For fiscal 2010, cash inflows from cash received from customers decreased due to a decrease in net sales. This decrease was more than offset by a decrease in cash outflows achieved through cost reductions and efforts to keep inventory levels lower. In addition, despite a small increase in selling, general and administrative expenses, cash outflows for payments relating to such expenses decreased as a result of successful cost-cutting efforts that resulted in reduced personnel and publicity expenses. The increase in selling, general and administrative expenses, despite the decrease in cash outflows, was primarily attributable to increases in non-cash items, such as depreciation and amortization and liability for termination and retirement benefits. Cash outflow for payments of income taxes decreased, due to the decrease in taxable income.
     Net Cash Used in Investing Activities. Net cash used in investing activities decreased by ¥2,016 million from ¥4,714 million for fiscal 2009 to ¥2,698 million for fiscal 2010. This was primarily due to an increase in proceeds from the sale and redemption of marketable securities of ¥5,007 million which was partially offset by increase in payments to acquire marketable securities of ¥2,407 million and an increase in capital expenditures of ¥1,636 million.
     Net Cash Used in Financing Activities. Net cash used in financing activities decreased by ¥2,010 million from ¥7,448 million for fiscal 2009 to ¥5,438 million for fiscal 2010. This was primarily due to a decrease of ¥2,389 million in treasury stock purchases.
Capital Expenditures
     Capital expenditures were ¥3,998 million for fiscal 2010, ¥2,362 million for fiscal 2009 and ¥1,211 million for fiscal 2008. These expenditures were primarily for the repair of office facilities of our domestic subsidiaries and the expansion of our specialty retail store network. Payments to acquire intangible assets were ¥1,755 million for fiscal 2010, ¥1,846 million for fiscal 2009 and ¥1,678 million for fiscal 2008. These payments primarily comprised of payments for information technology-related investments.
     For fiscal 2011 we expect to spend approximately ¥530 million for office maintenance and repair and ¥120 million for investments in information technology and our retail sales space in China. Although we currently do not have any concrete plans, we expect to continue to make expenditures for the expansion of our specialty retail store network (including costs for the development of new stores and the closure of underperforming stores) and for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.
     In fiscal 2009, we sold plants and other property in connection with the liquidation of our subsidiary Tokai Wacoal Sewing Corp with a book value of ¥59 million, and in fiscal 2008, we sold overseas corporate housing units and other property with a book value of ¥211 million.
Cash Dividends
     On May 11, 2010, our board of directors approved a fiscal year-end dividend of ¥100 per five shares of common stock to our shareholders on record as of March 31, 2010, and dividends in a total amount of ¥2,828 million were paid on June 7, 2010. Our current policy is to pay cash dividends once a year, and we seek to pay stable cash dividends based on our consideration of numerous factors, including our ability to improve our enterprise value through investments using retained earnings, ability to improve our net income per share and results of operations.

Share Repurchases
     We repurchased 309,472 shares of common stock during fiscal 2010 from shareholders who held shares constituting less than one unit and requested that such shares be repurchased, as well as from dissenting shareholders in our share exchange with Lecien who requested that their shares be repurchased. See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distribution of Surplus—Unit Share System”. On February 22, 2010, our board of directors approved by resolution repurchases of up to 750 thousand shares of common stock up to a total purchase amount of ¥794 million. Pursuant to this board of directors resolution, we had repurchased 740 thousand shares of common stock for a total purchase price of ¥784 million as of February 23, 2010. In addition, also on February 22 we purchased 93 thousand shares of common stock for a total purchase price of ¥98 million from our subsidiaries Wacoal Corp. and Torica Co., Ltd.
C. Research and Development, Patents and Licenses, etc.
     For more than 40 years, since the establishment of our Human Science Research Center, we have aimed to achieve harmony between the human body and clothing. In particular, we have conducted research into women’s body in order to accurately understand the Japanese woman’s physique. In order to accurately understand the Japanese woman’s physique, we have developed such things as a silhouette analysis system and a three-dimensional measuring system. However, we are also working on an even more advanced measurement of sensory comfort. Our research and development activities focus on addressing the proportional, physiological and mental aspects of garment design.
     One of our most important research results was the Golden Canon, which we announced in 1995, and which provides a set of indicators that characterize the beautiful Japanese woman’s body. We also began applying new sales methods at that time. From 1995 to 1998 we participated in a project led by the Ministry of International Trade and Industry (presently the Ministry of Economy, Trade and Industry) enriching the basic study of sensory comfort and conducting research based on reactions to three factors: pressure, heat and touch. Based on this research, we are focused on developing new products that are not only comfortable for the wearer but have a positive physiological effect. In 2000, we conducted an analysis on the physiological changes associated with aging throughout a 25 year period from the teenage years to the 40s. We named the principles of these changes SPIRAL Aging.
     Our research and development activities for fiscal 2010 have been very fruitful as we have been able to succeed in producing new products by improving and building on our existing products. For example, we conducted research into the relationship between aging and changes in the physical form of the body, and determined and announced the law of this relationship. In addition, since fiscal 2007, we have continued our research and development in men’s innerwear, and have continued to make progress in implementing the measurement of the male body and improved the organization of our monitoring and data collection system.
     The cost of research and development for fiscal 2010 was approximately ¥778 million, compared to ¥768 million for fiscal 2009 and ¥766 million for fiscal 2008. We expect to maintain a similar level of research and development expenditures for fiscal 2011.

D. Trend Information.
     The recent global economic downturn has affected many of the world’s largest economies, including those of Japan and the United States, where we generated most of our sales in recent years. Although some signs of economic recovery have appeared following the recent implementation of economic stimulus measures, the pace of recovery in Japan and the U.S. continues to be slow. While it is difficult to anticipate macroeconomic trends, we expect that a recovery in consumer spending will still take time. In Japan, our main sales channels (i.e., department stores, general merchandisers and specialty retail stores) continue to perform poorly, and we expect that the difficult economic conditions will continue for fiscal 2011.
     Although we believe it will be difficult for the time being to expand business through our major sales channels such as department stores and general merchandisers, we plan to achieve certain growth by continuing to develop high value-added products focusing on our campaign brassiere LALAN and our high-function bottom innerwear from the Style Science series. In addition, we are working to expand and increase market awareness of those business areas that continue to grow, such as our specialty retail stores, wellness business and men’s innerwear business.
     The U.S. market will remain an important market for fiscal 2011 but we expect that sales in the United States will continue to decrease as a result of the economic downturn. Although we continue to feel the impact of lower sales due to the termination of the Donna Karan licensed brands, we are making efforts to recover our sales by growing our existing Wacoal Brand products as well as our b.tempt’d by Wacoal product, and also by actively expanding our business into the surrounding countries of the United States.
     We expect that our business in China will continue to expand for fiscal 2011 and we plan to maintain this expansion by accelerating new store openings using our three brand system. For inland areas of China, we will concentrate on further improving our Wacoal brand awareness and sales. We will also concentrate on improving market penetration of the Wacoal brand from the coastal to inland areas of China through proactive promotions. In addition, we plan to launch our Peach John business and also open our first Peach John retail store in China for fiscal 2011.
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
F. Tabular Disclosure of Contractual Obligations.
Contractual Obligations and Commitments
     For information regarding debt obligations including amounts maturing in each of the next five years, see note 9 to the consolidated financial statements.
     The following table summarizes our contractual obligations as of March 31, 2010:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(millions of yen)
Long-term debt obligations	137	62	75	—	—
Capital (Finance) lease obligations	51	46	5	—	—
Operating lease obligations	3,032	688	1,226	336	782
Purchase obligations	5,291	5,291	—	—	—
Total	8,511	6,087	1,306	336	782

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law (excluded from this table). We expect to contribute ¥1,866 million to our plans in the year ending March 31, 2011.

3.	Liabilities for unrecognized tax benefits of ¥321 million at March 31, 2010 are excluded from the table, as we are unable to make reasonable estimates regarding the amount of the tax benefits through March 31, 2011. See note 16 to our consolidated financial statements regarding income taxes.

4.	The total amount of our expected future pension payments is ¥21,105 million to be paid by March 31, 2020. See note 12 to our consolidated financial statements regarding termination and retirement plans. These payment amounts are not included in the table above because they are not contractually fixed as to amount or timing.
G. Safe Harbor.
     All information that is not historical in nature disclosed under “Item 5.F. Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees.
A.	Directors and Senior Management.

The following is a current list of our directors and corporate auditors:

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Yoshikata Tsukamoto (Jan 29, 1948)	President and Representative Director	Apr 1972	Joined Wacoal Corp.
		Nov 1977	Director
		Nov 1981	Managing Director
		Sep 1984	Executive Vice President
		Sep 1984 — present	Representative Director
		Jun 1987 — present	President
		Jun 2002	Corporate Officer

Hideo Kawanaka (June 25, 1942)	Director and Executive Vice President	Apr 1965	Joined Isetan Co., Ltd.
		Jun 1992	Director of Isetan Co., Ltd. and manager of Matsudo Branch
		Jul 1993	Representative Director and President of West Japan Railway Isetan Ltd.
		Jun 2001	Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation
		Jun 2004	Representative Director and Senior Manager, Sales Manager of Matsuzakaya Co., Ltd.
		Jun 2007	Advisor
		Jun 2007	Senior Managing Director
		Jun 2009 — present	Director and Executive Vice President

Tadashi Yamamoto (Nov 14, 1952)	Director	Mar 1976	Joined Wacoal Corp.
		Apr 2002	General Manager of Human Resources Department
		Jun 2002	Corporate Officer
		Oct 2005	Corporate Officer of Wacoal Corp.
		Apr 2006	General Manager of Personnel and Administration Department
		Jun 2006 — present	Director

Ikuo Otani (Nov 20, 1953)	Director	Mar 1976	Joined Wacoal Corp.
		June 2001	Corporate Officer and Manager of Business Management
		June 2006	Director and Corporate Officer, and Supervisor of Business Management, of Wacoal Corp.
		Apr 2008	Director and Corporate Officer, and General Manager of Corporate Planning Division, of Wacoal Corp.
		Apr 2010 — present	Director and Corporate Officer, and Supervisor of Accounting, of Wacoal Corp.
		Jun 2010 — present	General Manager of Corporate Planning Department Director

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Mamoru Ozaki** (May 20, 1935)	Director	Jun 1991	Commissioner of National Tax Agency
		Jun 1992	Administrative Vice-Minister of Finance
		May 1994	President of People’s Finance Corporation
		Oct 1999	President of National Life Finance Corporation
		Feb 2003 — present	Advisor of Yazaki Sogyo Corporation
		Jul 2003	Advisor
		Jun 2005 — present	Director

Morio Ikeda (Dec 25, 1936)	Director	Apr 1961	Joined Shiseido Co., Ltd.
		Apr 1990	Director and Chief of Secretary’s Office
		Apr 1995	Managing Director
		Jun 1997	Representative Senior Managing Director
		Jun 2000	Representative Director and Executive Vice President
		Jun 2001	Representative Director and President
		Jun 2005	Chairman and Director
		Jun 2006 — present	Senior Advisor
		Jun 2010 — present	Director

Atsushi Horiba** (Feb 5, 1948)	Director	Sep 1972	Joined HORIBA, Ltd.
		Jun 1982	Appointed Director and General Manager of Overseas Business of HORIBA Ltd.
		Jun 1988	Appointed Senior Managing Director and General Manager of Sales Division of HORIBA Ltd.
		Jan 1992	Appointed Representative Director and President of HORIBA Ltd.
		Jun 2005 — present	Appointed Representative Director, Chairman, and President of HORIBA Ltd.
		Jun 2008 — present	Director

Kimiaki Shiraishi (Mar 20, 1950)	Standing Corporate Auditor	Aug 1976	Joined Wacoal Corp.
		Apr 2001	General Manager of Fukuoka Branch
		Apr 2002	General Manager of Wacoal Brand Products
		Jun 2002	Corporate Officer
		Jan 2006	Director of Wacoal Distribution Corp. and head of Western Japan Distribution Center
		Jun 2007 — present	Standing Corporate Auditor

Yoshio Kawashima (Feb 5, 1952)	Standing Corporate Auditor	Mar 1974	Joined Wacoal Corp.
		Jul 1997	Appointed Manager of Finance Department
		Jun 2001	Appointed Business Management Group Manager of Overseas Business Division
		Apr 2007	General Manager of Internal Audit Department
		Jun 2008 — present	Standing Corporate Auditor

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and Office(s)
Birth)	Holdings	Date	with Wacoal Holdings*

Akira Katayanagi (Feb 4, 1946)	Corporate Auditor	Apr 1968	Joined Mitsubishi Bank Ltd.
		Jun 1995	Director and manager of Loan Department 1
		Apr 1996	Director of The Bank of Tokyo-Mitsubishi, Ltd.
		Feb 2000	Managing Director and Deputy Branch Manager of Nihonbashi Branch
		May 2001	Managing Director and Deputy Branch Office Manager of Osaka Branch Office
		Jun 2003	Representative Director and President of DC Card Co., Ltd.
		Apr 2007	Representative Director and Vice President of Mitsubishi UFJ NICOS Co., Ltd.
		Jun 2008 — present	Representative Director and Chairman of Mitsubishi UFJ NICOS Co., Ltd.
		Jun 2010 — present	Corporate Auditor

Tomoharu Kuda** (Dec 7, 1946)	Corporate Auditor	Sep 1972	Joined Deloitte Haskins & Sells
		Oct 1979	Registered as Certified Public Accountant
		Sep 1987	Transferred to London Office
		Feb 1990	Partner of Deloitte Touche Tohmatsu
		Jun 1997	Representative Partner of Deloitte Touche Tohmatsu
		Jul 2007 — present	Corporate Auditor

Yoko Takemura** (Apr 7, 1952)	Corporate Auditor	Apr 1990	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
		Jan 1997 — present	Partner at Miyake Imai Ikeda law firm.
		Jun 2005 — present	Corporate Auditor of Wacoal Corp.

*	Appointments to Wacoal Corp. prior to October 2005 that continue to the present were transferred to Wacoal Holdings at the time of our transition to a holding company structure.

**	Identified as “independent officers” in our report on independent officers filed with the Tokyo Stock Exchange on March 31, 2010.
     The terms of all of our directors expire in June 2011. The term as corporate auditor for Ms. Takemura expires in June 2013, the terms as corporate auditor for Messrs. Shiraishi and Kuda expire in June 2011, the term as corporate auditor for Mr. Kawashima expires in June 2012 and the term as corporate auditor for Mr. Katayanagi expires in June 2014.
B. Compensation.
Cash Compensation
     Aggregate compensation, including bonuses, paid by us in fiscal 2010 to our directors and corporate auditors was ¥318 million. Of this total, ¥263 million was paid to our directors (including ¥28 million to our three outside directors) and ¥55 million was paid to our corporate auditors (including ¥22 million to our three outside corporate auditors).

     Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal 2010, Yoshikata Tsukamoto, our President and Representative Director, received compensation in the amount of ¥173.66 million, comprised of ¥132 million in base salary, ¥20 million as a cash bonus and ¥21.66 million in stock options.
Retirement Benefits
     We terminated our retirement allowance benefit for our directors and corporate auditors. The balance of our existing liability for termination benefits for directors was ¥339 million at March 31, 2010 and ¥339 million at March 31, 2009.
Stock Option Plans
     We currently have the four stock option plans under which there are outstanding options for a total of 102,000 shares of our common stock:
•	First Stock Acquisition Rights: On September 1, 2008, we granted to five directors of Wacoal Holdings stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 40,000 shares of our common stock, of which 36,000 remain outstanding as of July 12, 2010. These rights became fully vested on September 2, 2008. Each person was granted a right to acquire an amount ranging from 4,000 to 19,000 shares of common stock.

•	Second Stock Acquisition Rights: On September 1, 2008, we granted to five directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per shares a total of 17,000 shares of our common stock, of which 17,000 remain outstanding as of July 12, 2010. These rights became fully vested on September 2, 2008. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•	Third Stock Acquisition Rights: On September 1, 2009, we granted to four directors of Wacoal Holdings stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 35,000 shares of our common stock, of which 35,000 remain outstanding as of July 12, 2010. These rights became fully vested on September 2, 2009. Each person was granted a right to acquire an amount ranging from 4,000 to 20,000 shares of common stock.

•	Fourth Stock Acquisition Rights: On September 1, 2009, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 14,000 shares of our common stock, of which 14,000 shares are outstanding as of July 12, 2010. These rights became fully vested on September 2, 2009. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

     All rights are exercisable from the day after the date of retirement up to (i) 20 years from the grant date or (ii) five years from the day after the date of retirement, whichever is earlier.
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
     In December 2009, the Tokyo Stock Exchange introduced a listed company rule that requires that a listed company have at least one “independent officer”, which is defined as an outside director or corporate auditor with respect to whom there is no risk of a conflict of interest with general shareholders. Each listed company was required to submit a report on independent officers with the Tokyo Stock Exchange by March 31, 2010 disclosing whether the company had any independent officer, along with other related information. To the extent any company did not have an independent officer at that time, the company was required to select one at the general shareholders meeting related to the fiscal year that ended on or after March 1, 2010. In our report on independent officers submitted to the Tokyo Stock Exchange on March 31, 2010, we identified Messrs. Mamoru Ozaki and Atsushi Horiba, both of whom are outside directors (along with Mr. Kazuo Inamori, who retired in June 2010), and Tomoharu Kuda and Yoko Takemura, both of whom are outside corporate auditors (along with Yutaka Hasegawa who retired in June 2010), as independent officers for the following reasons:

•	Mamoru Ozaki: Mr. Ozaki is the former Commissioner of the National Tax Agency and Administrative Vice-Minister of Finance. We first retained him as advisor in July 2003 related to finance and China. We believe that Mr. Ozaki, with his broad insight into social issues, is qualified to serve as an outside director for us, as we seek to take on greater corporate social responsibility. Also, because he is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that he is capable of serving us as an independent officer.

•	Atsushi Horiba: We believe Mr. Horiba, with his experience and insight into domestic and overseas business development, is qualified to serve as an outside director for us, as we seek to strengthen our overseas business presence. Also, because he is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that he is capable of serving us as an independent officer.

•	Tomoharu Kuda: Mr. Kuda was the former representative partner of Deloitte Touche Tohmatsu, our auditing firm, until he left the firm in June 2007. Since July 2007, he has been serving us as an outside corporate auditor. We believe Mr. Kuda meet the requirements for an independent officer, as he had never participated in the audit of the Company during his career at Deloitte Touche Tohmatsu, is independent and neutral with respect to general shareholders and has been serving as a corporate auditor with both supervisory and advisory function based on expert knowledge in accounting/finance gained in his career as a certified public accountant.

•	Yoko Takemura: We believe Ms. Takemura, with her legal expertise as a lawyer and years of experience in commercial affairs, is qualified to serve as an outside corporate auditor for us. Also, because she is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that she is capable of serving us as an independent officer.
     For further information regarding the new independent officer requirement, please see “Item 16G. Corporate Governance”.
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
     On May 9, 2007, we established a non-statutory director and officer personnel and compensation advisory committee, which consists of the following members: Ikuo Otani, chair of the committee, Mamoru Ozaki, Mitsuo Yamamoto, Tomoki Nakamura and Naoki Hagiwara, the secretary. The committee was established with the goal of reforming the process of selecting our directors and officers and determining their compensation, and promoting objectivity and transparency in the process. The committee will be responsible for recommending new candidates and candidates for promotion, evaluating their performance and setting their compensation, as well as suggesting areas for improvement in the foregoing processes.
     Under the Company Law and our articles of incorporation, we may enter into a liability limitation agreement with each outside director or corporate auditor which limits the maximum amount of liabilities owed to us arising in connection with a failure to execute duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.
D. Employees.
     The following table lists the number of our full-time employees as of March 31, 2010, 2009 and 2008:

				Asia (other
	Total	Japan	Americas[1]	than Japan)	Europe
March 31, 2010:
Wacoal Business (Domestic)	7,453	7,453	—	—	—
Wacoal Business (Overseas)	6,277	—	1,596	4,643	38
Peach John Business	467	456	—	11	—
Nanasai Business	263	262	—	1	—
Other	1,154	419	3	732	—

Total	15,614	8,590	1,599	5,387	38

March 31, 2009:
Wacoal Business (Domestic)	7,471	7,471	—	—	—
Wacoal Business (Overseas)	6,206	—	1,665	4,505	36
Peach John Business	463	453	—	10	—
Nanasai Business	271	271	—	—	—
Other	65	65	—	—	—

Total	14,476	8,260	1,665	4,515	36

March 31, 2008:
Wacoal Business (Domestic)	7,381	7,381	—	—	—
Wacoal Business (Overseas)	5,460	—	1,401	4,024	35
Peach John Business	379	379	—	—	—
Nanasai Business	255	255	—	—	—
Other	66	66	—	—	—

Total	13,541	8,081	1,401	4,024	35

1.	Includes employees in the Caribbean.

     During fiscal 2010, we had an average of 1,480 temporary employees.
     In fiscal 2010, we converted certain contract workers who are part of our sales force to full-time employee status. We expect our personnel expenses to go up slightly primarily due to increased social insurance expenses in connection with these new full-time employees.
     Except for Nanasai, Peach John, Lecien and our six manufacturing subsidiaries in Japan, the employees of Wacoal Holdings and its Japanese subsidiaries are organized into one union. Each of Nanasai, Lecien and our six manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and these various unions are satisfactory.
E. Share Ownership.
     The following table lists the number of shares owned by our directors and corporate auditors as of July 12, 2010. As of such date, our directors and corporate auditors collectively held a total of 1,381,136 shares of our common stock as set forth below, and this number of shares constituted 0.98% of all outstanding shares of our common stock.

		% of Common
Name	No. of Shares	Stock
Yoshikata Tsukamoto	1,340,136	*
Hideo Kawanaka	9,000	*
Tadashi Yamamoto	8,000	*
Ikuo Otani	4,000	*
Atsushi Horiba	3,000	*
Kimiaki Shiraishi	4,000	*
Yoshio Kawashima	7,000	*
Yoko Takemura	8,000	*

*	Less than 1% of our total outstanding common shares.

     The following table lists the number of shares subject to the stock acquisition rights owned by our directors and corporate auditors as of July 12, 2010.

	No. of Shares
	Subject to
	Stock
	Acquisition	Exercise Price per
Name	Rights	Share
Yoshikata Tsukamoto	39,000	¥1
Hideo Kawanaka	11,000	1
Tadashi Yamamoto	9,000	1
Ikuo Otani	6,000	1
Kimiaki Shiraishi	—	—
Yoshio Kawashima	—	—
Yoko Takemura	—	—
     Other than as described in Item 6.B above, there are no arrangements that involve the issue or grant of our options, shares or securities to our employees.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of March 31, 2010, 141,198,346 shares of our common stock were outstanding, which excludes 2,179,739 shares of treasury stock held by Wacoal Holdings.
     The following table shows information regarding each shareholder who, to our knowledge, beneficially owned more than 5% of our common stock as of March 31, 2010.

		Percentage of Total
Name of Shareholder	Number of Shares	Shares Outstanding
Tradewinds Global Investors, LLC*	15,543,490	10.8%
Mitsubishi UFJ Financial Group, Inc.**	12,986,846	9.1%

*	Based on the most recent Schedule 13G that was filed on February 12, 2010 by Tradewinds Global Investors, LLC, with the Securities and Exchange Commission, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock. We are also aware of a substantial shareholding report, dated November 27, 2009, filed by Tradewinds Global Investors, LLC under the Financial Instruments and Exchange Law of Japan. This substantial shareholding report indicates that Tradewinds Global Investors, LLC held 22,231,834 shares of our common stock as of November 25, 2009, representing approximately 15.5% of our total issued shares as of that date. For the purpose of this table, we have included the more recent shareholding information related to Tradewinds Global Investors, LLC.

**	Based on the most recent Schedule 13G that was filed on February 10, 2010 by Mitsubishi UFJ Financial Group, Inc., with the Securities and Exchange Commission, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock.

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
     Over the past three years, based on filings made with the Kanto Local Finance Bureau, the number of our shares beneficially held by Tradewinds Global Investors, LLC has changed from (i) 25,990,188 shares, or 18.05% of our total issued shares, as of October 31, 2007, to (ii) 20,738,579 shares, or 14.46% of our total issued shares, as of January 15, 2009, and to (iii) 22,231,834 shares, or 15.5% of our total issued shares as of November 25, 2009, pursuant to the most recent filing.
     Our major shareholders have the same voting rights as other shareholders. To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of us.
     As of March 31, 2010, approximately 3,911,132 shares, or 2.7% of the outstanding shares of our common stock other than in the form of American Depositary Shares, were held of record by 54 residents of the United States. The 16,713,435 shares of our common stock held of record by The Bank of New York Mellon on March 31, 2010 underlay the 3,342,687 American Depositary Shares of Wacoal Holdings held of record by 14 persons. Because some of these shares and ADRs were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.
B. Related Party Transactions.
     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,209 million in fiscal 2010.
     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥354 million in fiscal 2010.
     Certain of our subsidiaries provide short-term loans to each other. As of March 31, 2010, the outstanding balance of such loans was ¥5,772 million.
     We also received royalties from certain affiliates in the amount of ¥199 million in fiscal 2010.
     We also purchased property from a member of our president’s immediate family. The property is our founder’s former residence (including land), and we purchased it for the purpose of using it as our memorial house. The amounts recognized in our consolidated balance sheet as of March 31, 2010 were ¥35 million for the building and ¥539 million for the land.

     We do not consider the amounts involved in these transactions to be material to our business.
     Transaction between the Company and the president’s immediate family
C. Interests of Experts and Counsel.
     Not applicable.
Item 8. Financial Information.
A. Consolidated Statements and Other Financial Information.
Consolidated Financial Statements
     See “Item 17. Financial Statements”.
Legal and Arbitration Proceedings
     There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which any of our property is subject.
Dividends and Divided Policy
     See “Item 5.B. Liquidity and Capital Resources—Cash Dividends” and “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distributions of Surplus”.
B. Significant Changes.
     Except as provided above and elsewhere in this annual report on Form 20-F, there has been no significant change in our financial position since March 31, 2010, the date of our consolidated financial statements included in this annual report on Form 20-F.
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
     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the NASDAQ Capital Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 15, 2010 was ¥1,100, and the last reported sale price of our ADSs on the NASDAQ Capital Market on July 14, 2010 was $62.63.

	Tokyo Stock Exchange		NASDAQ Capital Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2006	¥1,690	¥1,300	$75.70	$58.77
2007	1,821	1,358	80.99	57.00
2008	1,620	1,229	77.48	51.26
2009	1,573	844	76.85	35.15
2010	1,340	928	67.66	53.75

Fiscal quarter ended/ending
March 31, 2008	¥1,620	¥1,254	$77.48	$57.74
June 30, 2008	1,573	1,255	76.85	58.26
September 30, 2008	1,301	1,060	60.54	48.25
December 31, 2008	1,325	844	70.36	35.15
March 31, 2009	1,240	1,053	69.99	52.50
June 30, 2009	1,340	1,138	67.66	57.08
September 30, 2009	1,260	1,088	66.72	59.86
December 31, 2009	1,167	928	63.86	53.75
March 31, 2010	1,178	989	64.29	54.98
June 30, 2010	1,240	1,011	66.01	55.71

Month ended
January 31, 2010	¥1,120	¥1,001	$61.39	$55.00
February 28, 2010	1,091	989	61.50	54.98
March 31, 2010	1,178	1,081	64.29	60.42
April 30, 2010	1,240	1,150	66.01	61.83
May 31, 2010	1,202	1,011	63.96	56.07
June 30, 2010	1,162	1,012	63.59	55.71
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
     Rights to be Allotted Shares
     The holders of our shares of capital stock have no pre-emptive rights under our articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as our board of directors determines, subject to limitations as to the offering of new shares at a “specifically favorable” price mentioned under “—Voting Rights” above. Our board of directors may, however, determine that our shareholders will be given subscription rights regarding a particular issuance of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration thereof at least two weeks prior to the date on which such rights expire.
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
     Unit Share System
     Under our articles of incorporation, 1,000 shares constitute one “unit”. Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending our articles of incorporation without approval by the shareholders. The number of shares constituting one unit may not exceed 1,000 or 1/200 of the issued shares.
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

     On May 11, 2010, we announced our intent to examine decreasing the number of shares that constitute a unit in light of a number of factors, including stock market trends, our share price, demand for and supply of our shares, and costs and benefits.
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
     We believe we may have been a PFIC for the taxable year ended March 31, 2010, and may be a PFIC for the current taxable year. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year”.

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

     If we are a PFIC for any taxable year during which you hold common stock or ADSs, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common stock or ADSs, regardless of whether we actually continue to be a PFIC. Since we believe we may have been a PFIC for the taxable year ended March 31, 2010, if you held common stock or ADSs in the taxable year ended March 31, 2010, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common stock or ADSs. Even if you only began holding common stock or ADSs in the current taxable year, if it turns out that we are a PFIC for the current taxable year, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common stock or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your common stock or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
     If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on common stock or ADSs and any gain realized on the disposition of common stock or ADSs. Since we believe that we may have been a PFIC for the taxable year ended March 31, 2010, if you held common stock or ADSs in the taxable year ended March 31, 2010, you are required to file IRS Form 8621 for the taxable year ended March 31, 2010 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding common stock or ADSs in the current taxable year, if it turns out that we are a PFIC for the current taxable year, you will be required to file IRS Form 8621 for the current taxable year and for all succeeding years during which we continue to be treated as a PFIC with respect to you.
     QEF Election. If you own (or owned) common stock or ADSs while we are (or were) a PFIC and you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information. Accordingly, you will not be able to make a QEF Election.
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
Equity Price Risk
     Maturities and fair values of our marketable securities as of March 31, 2010 were as follows (yen in millions):

			Due	Due	Due	Due
			after	from	from	from	Due
Year ended		Due	one to	two to	three to	four to	after
March 31,	Debt	within	two	three	four	five	five	Equity
2010	securities	one year	years	years	years	years	years	securities
Cost	6,374	2,684	1,098	102	263	210	2,017	23,841
Fair value	6,529	2,739	1,110	103	274	211	2,092	32,652
     Maturities and fair values of our marketable securities as of March 31, 2009 were as follows (yen in millions):

			Due	Due	Due	Due
			after	from	from	from	Due
Year ended		Due	one to	two to	three to	four to	after
March 31,	Debt	within	two	three	four	five	five	Equity
2009	securities	one year	years	years	years	years	years	securities
Cost	10,757	2,330	3,176	1,573	2	650	3,026	22,505
Fair value	10,483	2,367	3,218	1,590	2	762	2,544	26,293

     We hold marketable securities for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. We do not hold marketable securities for trading purposes. As of March 31, 2010, we held available-for-sale marketable equity securities with a fair value of ¥32,652 million. The historical cost of these securities is ¥23,841 million, and gross unrealized gains and losses of ¥9,415 and ¥604 million, respectively have been recognized since the time the securities were acquired.
     Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We make a determination each quarter, and we principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value. Other-than-temporary impairment charges were ¥1,460 million for fiscal 2010 and ¥3,550 million for fiscal 2009.
Foreign Exchange Risk
     Our international operations expose us to the risk of changes in foreign currency exchange rates. We occasionally use forward currency exchange contracts to manage our exposure to foreign currency fluctuation on the transactions denominated in foreign currencies.

     The following table summarizes our forward currency contracts as of March 31, 2010:

				Weighted
				average
	Notional amount	Notional amount	Fair value	contractual rates
	(in millions except for weighted average contractual rates)
Purchases to sell foreign currencies	$10	¥923	¥(43)	90.0

				Weighted
				average
	Notional amount	Notional amount	Fair value	contractual rates
	(in millions except for weighted average contractual rates)
Purchases to buy foreign currencies	$32	¥2,932	¥30	91.5
     As of March 31, 2009, the notional amount of our open forward currency contract was for the purchase of $15 million.
     We recorded an increase in the fair value of the derivative contract of ¥103 million in other income since it was not designated as a hedge in fiscal 2010 and an increase of ¥62 million in fiscal 2009.
Interest Rate Risk
     As of March 31, 2010, our interest rate risk on short-term borrowings (¥7,941 million) and lease obligations (¥51 million) was immaterial. We do not expect interest rates to rise sharply in the near future. Although our lease obligations have fixed interest rates, the amount outstanding is not material. As of March 31, 2009, our interest rate risk on short-term borrowings (¥5,221 million) and lease obligations (¥81 million) was immaterial.
     The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2010.
Lease Obligations (Including Due Within One Year)
Wacoal Holdings and Subsidiaries

		Expected maturity date
Year ended		(yen in millions)						Estimated
March 31, 2010	Total	2011	2012	2013	2014	2015	Thereafter	fair value
Lease obligations	51	46	5	—	—	—	—	51
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
     We had no outstanding interest rate swaps as of March 31, 2010 or March 31, 2009.
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities.
     Not applicable.
B. Warrants and Rights.
     Not applicable.
C. Other Securities.
     Not applicable.
D. American Depositary Shares.
     3.(a) Depositing or Substituting the Underlying Shares
     US$5.00 or less per 100 ADSs (or portion thereof)
     (b) Distributing Cash Dividends
     US$0.02 or less per ADSs (or portion thereof)
     (c) Selling or Exercising Rights
     US$5.00 or less per 100 ADS (or portion thereof)
     (d) Withdrawing an Underlying Security
     US$5.00 or less per 100 ADSs (or portion thereof)
     (e) Transferring, Splitting or Grouping Receipts
     US$1.50 or less per ADS

     (f) General Fees and Expenses Relating to Taxes and Other Governmental Charges; Cable, Telex and Facsimile Transmission Expenses; and Converting Foreign Currency
     As applicable.
     4. Fees and Payments by the Depository
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
     Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Our management also excluded Lecien, which became our wholly-owned subsidiary on August 17, 2009, and its subsidiaries from its assessment of the effectiveness of internal control over financial reporting as of March 31, 2010. Total assets of Lecien and its subsidiaries were 3.8% of our consolidated total assets of March 31, 2010, and net sales of Lecien and its subsidiaries were 5.4% of our consolidated net sales for the year ended March 31, 2010.
     Based on its assessment, management concluded that, as of March 31, 2010, our internal control over financial reporting was effective based on the COSO criteria.
     Our independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2010, as stated in its report which appears on page F-3.
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
Item 16C. Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
     Deloitte Touche Tohmatsu LLC (DTT) serves as Wacoal Holdings’ principal accountant. The following table presents fees for audit and other services rendered by DTT for fiscal 2010 and 2009.
DTT Fees for Audit and Other Services
(yen in millions)

	Years ended March 31,
	2010	2009
Audit fees	¥223	¥213
Audit related fees	13	—
Tax fees	30	22
All other fees	21	28

Total	¥287	¥263
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

		(b)	(c) Total Number of	(d) Maximum
	(a) Total	Average	Shares Purchased as	Number of Shares
	Number of	Price Paid	Part of Publicly	That May Yet Be
	Shares	Per Share	Announced Plans or	Purchased Under the
	Purchased	(yen)	Programs	Plans or Programs
April 2009	100	1,195	—	—
May 2009	287	1,219	—	—
June 2009	403	1,165	—	—
July 2009	4	1,193	—	—
August 2009	439	1,197	—	—
September 2009	2,629	1,153	—	—
October 2009	296,723	1,194	—	—
November 2009	1,404	1,015	—	—
December 2009	2,561	1,009	—	—
January 2010	1,817	1,088	—	—
February 2010	834,401	1,059	740,000	10,000
March 2010	1,420	1,125	—	—
Total	1,142,188	1,094	740,000	10,000

1.	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Wacoal Holdings purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Capital Stock—Unit Share System” under Item 10.B of this annual report on Form 20-F.

2.	On February 22, 2010, our board of directors approved a share repurchase plan pursuant to which we may purchase up to 750,000 shares of common stock on February 23, 2010 up to a total purchase price of ¥794 million.

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
     In December 2009, the Tokyo Stock Exchange introduced a listed company rule that requires that a listed company have at least one “independent officer”, which is defined as an outside director or corporate auditor with respect to whom there is no risk of a conflict of interest with general shareholders. Each listed company was required to submit a report on independent officers with the Tokyo Stock Exchange by March 31, 2010 disclosing whether the company had any independent officer. The report also requires disclosure of, among other things:
•	identify of any independent officer,

•	reasons for the qualification (including any selection process),

•	officer’s relationship with the company,

•	disclosure of relevant incentive compensation, and

•	resources and other support provided to the independent officer.
     To the extent any company did not have an independent officer at that time, the company was required to select one at the general shareholders meeting related to the fiscal year that ended on or after March 1, 2010. In addition, a listed company must submit an updated report on independent officers in connection with any change to these officers up to two weeks before such change, which normally takes place at the general shareholders meeting.

     Audit Committee
     Nasdaq requires that each issuer adopt a formal written audit committee charter meeting certain requirements, have an audit committee consisting of at least three members who are independent, and satisfy certain other criteria. Like a majority of Japanese companies, we do not have an audit committee—we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have five corporate auditors, three of whom are outside corporate auditors as described above. We have also identified them in our report on independent directors to the Tokyo Stock Exchange as “independent officers”. See “Item 6.C. Board Practices” for the list of these independent officers. In addition, as discussed above, our corporate auditors serve a longer term than our directors.
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
Item 18. Financial Statements.
     We have responded to Item 17 in lieu of responding to this item.
Item 19. Exhibits.
     Exhibits filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)*

1.2	Share Handling Regulations of the Registrant (English Translation)

1.3	Regulations of the Board of Directors of the Registrant (English Translation)**

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)*

2.1	Form of Amended and Restated Deposit Agreement, dated as of December 1, 1997, among Wacoal Corp., The Bank of New York, and all Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-1634) filed on October 23, 1997)

8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics of the Registrant***

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 29, 2006.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 7, 2006.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 20, 2007.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP. (Registrant)
By	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: July 16, 2010

Wacoal Holdings Corp. and Subsidiaries

SCHEDULES:
Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
      Wacoal Holdings Corp.
      Kyoto, Japan
We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended March 31, 2010, which are all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our report dated June 26, 2009, we expressed a qualified opinion, because certain information required by Accounting Standards Codification (“ASC”) 280 “Segment Reporting” had not been presented in the 2009 and 2008 consolidated financial statements. As discussed in Note 21 to the consolidated financial statements, the Company has now presented segment information required by ASC 280 in the 2009 and 2008 consolidated financial statements. Accordingly, our present opinion on the 2009 and 2008 consolidated financial statements, as expressed herein, is different from that expressed in our prior report on the previously issued 2009 and 2008 consolidated financial statements.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the consolidated financial statements, from the first quarter beginning April 1, 2009, the Company changed its method of accounting for noncontrolling interests to conform to ASC 810 “Consolidation” and, retrospectively, adjusted the consolidated balance sheet as of March 31, 2009 and related consolidated statements of income, comprehensive income (loss), equity and cash flows for each of the years ended March 31, 2008 and 2009 for the change.
Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Companies’ internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion on the Companies’ internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu LLC

Kyoto, Japan
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
      Wacoal Holdings Corp.
      Kyoto, Japan
We have audited the internal control over financial reporting of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Lecien Corp. and its subsidiaries, which were acquired on August 17, 2009 and whose financial statements constitute 3.8% of total assets and 5.4% of net sales of the consolidated financial statement amounts as of and for the year ended March 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Lecien Corp. and its subsidiaries. The Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Companies’ internal control over financial reporting based on our audit.
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
In our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Companies and our report dated June 29, 2010 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu LLC

Kyoto, Japan
June 29, 2010

Wacoal Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2010 and 2009

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2010	2009	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:
Cash	¥16,704	¥13,378	$178,843
Time deposits and certificates of deposit	7,613	9,561	81,510

Total	24,317	22,939	260,353
Marketable securities (Notes 3, 19 and 20)	6,529	10,483	69,904
Notes and accounts receivable:
Trade notes	469	541	5,021
Trade accounts (Note 17)	21,116	19,422	226,081
Allowance for returns and doubtful receivables (Note 4)	(1,972)	(2,279)	(21,113)
Inventories (Note 5)	32,103	31,153	343,715
Deferred income taxes (Note 16)	4,595	5,395	49,197
Other current assets (Notes 17, 19 and 20)	2,776	2,965	29,722

Total current assets	89,933	90,619	962,880

PROPERTY, PLANT AND EQUIPMENT:
Land (Notes 9 and 20)	22,012	20,502	235,675
Buildings and building improvements (Notes 9, 11 and 20)	61,585	58,216	659,368
Machinery and equipment	14,773	13,660	158,169
Construction in progress	103	68	1,103

Total	98,473	92,446	1,054,315
Accumulated depreciation	(46,653)	(43,407)	(499,497)

Net property, plant and equipment	51,820	49,039	554,818

OTHER ASSETS:
Investments in affiliated companies (Note 6)	14,769	13,283	158,126
Investments (Notes 3, 9, 19 and 20)	35,828	29,182	383,597
Goodwill (Notes 7 and 8)	11,203	11,203	119,947
Other intangible assets (Notes 7 and 8)	12,351	13,242	132,238
Prepaid pension expense (Note 12)	263		2,816
Deferred income taxes (Note 16)	935	1,088	10,011
Other	6,285	5,830	67,291

Total other assets	81,634	73,828	874,026

TOTAL	¥223,387	¥213,486	$2,391,724

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2010	2009	2010

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 9)	¥7,941	¥5,221	$85,021
Notes and accounts payable:
Trade notes	2,174	2,498	23,276
Trade accounts (Note 17)	9,161	9,172	98,084
Other payables	5,975	5,817	63,973
Accrued payroll and bonuses	5,927	6,336	63,458
Income taxes payable (Note 16)	2,105	747	22,537
Current portion of long-term debt (Note 9)	108	39	1,156
Other current liabilities (Notes 12 and 20)	2,292	2,113	24,540

Total current liabilities	35,683	31,943	382,045

LONG-TERM LIABILITIES:
Long-term debt (Note 9)	80	42	857
Liability for termination and retirement benefits (Note 12)	2,269	4,090	24,293
Deferred income taxes (Note 16)	9,380	8,346	100,428
Other long-term liabilities (Notes 11, 12 and 16)	2,422	1,098	25,932

Total long-term liabilities	14,151	13,576	151,510

COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)

EQUITY

WACOAL HOLDINGS CORP. SHAREHOLDERS’ EQUITY (Notes 13 and 22):
Common stock, no par value — authorized, 500,000,000 shares in 2010 and 2009; issued 143,378,085 shares in 2010 and 2009	13,260	13,260	141,970
Additional paid-in capital (Note 14)	29,366	29,316	314,411
Retained earnings	137,155	138,235	1,468,469
Accumulated other comprehensive loss (Note 15):
Foreign currency translation adjustments	(7,505)	(8,288)	(80,354)
Unrealized gain on securities	3,669	325	39,283
Pension liability adjustments (Note 12)	(1,783)	(3,383)	(19,090)

Total accumulated other comprehensive loss	(5,619)	(11,346)	(60,161)
Less treasury stock at cost — 2,179,739 shares and 2,927,238 shares in 2010 and 2009	(2,532)	(3,592)	(27,109)

Total Wacoal Holdings Corp. shareholders’ equity	171,630	165,873	1,837,580

NONCONTROLLING INTERESTS	1,923	2,094	20,589

Total equity	173,553	167,967	1,858,169

TOTAL	¥223,387	¥213,486	$2,391,724

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2010, 2009 and 2008

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2010	2009	2008	2010

NET SALES (Note 17)	¥163,297	¥172,276	¥165,761	$1,748,362

OPERATING COSTS AND EXPENSES (INCOME):
Cost of sales (Notes 12 and 17)	79,953	84,686	83,127	856,028
Selling, general and administrative (Notes 1, 7, 12, 14 and 17)	78,392	77,399	69,245	839,315
Impairment charges on property, plant and equipment (Note 20)	23	29	33	246
Impairment charges on goodwill (Notes 8 and 20)	71			760
Impairment charges on other intangible assets (Notes 8 and 20)	1,023			10,953
Loss (gain) on sale or disposal of property, plant and equipment	25	33	(184)	268

Total operating costs and expenses	159,487	162,147	152,221	1,707,570

OPERATING INCOME	3,810	10,129	13,540	40,792

OTHER INCOME (EXPENSES):
Interest income	144	274	303	1,542
Interest expense	(98)	(75)	(78)	(1,049)
Dividend income	619	677	641	6,627
Gain on sale or exchange of marketable securities and investments — net (Note 3)	7	19	715	75
Impairment charges on marketable securities and investments (Note 3)	(1,460)	(3,550)	(937)	(15,632)
Other — net (Notes 1 and 20)	101	153	169	1,082

Total other (loss) income — net	(687)	(2,502)	813	(7,355)

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES, AND NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 16)	3,123	7,627	14,353	33,437

INCOME TAXES (Note 16):
Current	3,161	2,717	5,577	33,844
Deferred	(1,587)	496	276	(16,992)

Total income taxes	1,574	3,213	5,853	16,852

INCOME BEFORE EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES, AND NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,549	4,414	8,500	16,585

EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES (Notes 6 and 7)	907	893	(3,392)	9,711

NET INCOME	2,456	5,307	5,108	26,296

NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	68	(77)	(142)	728

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP.	¥2,524	¥5,230	¥4,966	$27,024

(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2010, 2009 and 2008

				U.S. Dollars
	Yen			(Note 2)
	2010	2009	2008	2010

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP. PER SHARE (Note 18):
Basic	¥17.86	¥36.75	¥35.14	$0.19

Diluted	¥17.85	¥36.74	¥35.14	$0.19

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP. PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 18):
Basic	¥89.28	¥183.74	¥175.72	$0.96

Diluted	¥89.24	¥183.72	¥175.72	$0.96

See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended March 31, 2010, 2009 and 2008

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2010	2009	2008	2010

NET INCOME	¥2,456	¥5,307	¥5,108	$26,296

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX (Note 15):
Foreign currency translation adjustments	795	(8,710)	(498)	8,512
Unrealized gains (losses) on securities	3,351	(4,978)	(9,149)	35,878
Pension liability adjustments	1,600	(3,897)	(3,616)	17,131

OTHER COMPREHENSIVE INCOME (LOSS)	5,746	(17,585)	(13,263)	61,521

COMPREHENSIVE INCOME (LOSS)	8,202	(12,278)	(8,155)	87,817

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	49	105	(96)	524

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WACOAL HOLDINGS CORP.	¥8,251	¥(12,173)	¥(8,251)	$88,341

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Equity
Years Ended March 31, 2010, 2009 and 2008

		Millions of Yen
	Shares of				Accumulated		Total Wacoal
	Outstanding		Additional		Other		Holdings Corp.
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	Shareholders’	Noncontrolling
	(Thousands)	Stock	Capital	Earnings	Income (Loss)	Stock	Equity	Interests	Total Equity

BALANCE, APRIL 1, 2007	140,577	¥13,260	¥25,242	¥140,666	¥19,274	¥(5,164)	¥193,278	¥2,461	¥195,739

Net income				4,966			4,966	142	5,108
Other comprehensive loss					(13,217)		(13,217)	(46)	(13,263)
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥110 per 5 shares of common stock				(3,093)			(3,093)		(3,093)
Cash dividends paid to noncontrolling interests								(90)	(90)
Repurchase of treasury stock	(3,936)					(6,015)	(6,015)		(6,015)
Cancellation of treasury stock				(5,950)		5,950
Issuance of new shares to acquire a subsidiary (Note 7)	3,261		4,474				4,474		4,474
Distribution of treasury stock to acquire a subsidiary (Note 7)	3,440		(454)			5,174	4,720		4,720
Purchase of common shares of the Company’s subsidiary								(116)	(116)

BALANCE, MARCH 31, 2008	143,342	13,260	29,262	136,589	6,057	(55)	185,113	2,351	187,464

Net income				5,230			5,230	77	5,307
Other comprehensive loss					(17,403)		(17,403)	(182)	(17,585)
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥125 per 5 shares of common stock				(3,584)			(3,584)		(3,584)
Cash dividends paid to noncontrolling interests								(83)	(83)
Repurchase of treasury stock	(2,891)					(3,537)	(3,537)		(3,537)
Share-based compensation granted (Note 14)			54				54		54
Purchase of common shares of the Company’s subsidiary								(69)	(69)

BALANCE, MARCH 31, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)	165,873	2,094	167,967

Net income				2,524			2,524	(68)	2,456
Other comprehensive income					5,727		5,727	19	5,746
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥125 per 5 shares of common stock				(3,511)			(3,511)		(3,511)
Cash dividends paid to noncontrolling interests								(76)	(76)
Repurchase of treasury stock	(1,372)					(1,540)	(1,540)		(1,540)
Sale of treasury stock	11					13	13		13
Share-based compensation granted and exercised (Note 14)	4		50			5	55		55
Purchase and sales of common shares of the Company’s subsidiaries								(46)	(46)
Distribution of treasury stock to acquire a subsidiary (Note 7)	2,104			(93)		2,582	2,489		2,489

BALANCE, MARCH 31, 2010	141,198	¥13,260	¥29,366	¥137,155	¥(5,619)	¥(2,532)	¥171,630	¥1,923	¥173,553

(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Equity
Years Ended March 31, 2010, 2009 and 2008

	Thousands of U.S. Dollars (Note 2)
				Accumulated		Total Wacoal
		Additional		Other		Holdings Corp.
	Common	Paid-in	Retained	Comprehensive	Treasury	Shareholders’	Noncontrolling
	Stock	Capital	Earnings	Loss	Stock	Equity	Interests	Total Equity

BALANCE, MARCH 31, 2009	$141,970	$313,876	$1,480,032	$(121,478)	$(38,458)	$1,775,942	$22,420	$1,798,362

Net income			27,024			27,024	(728)	26,296
Other comprehensive income				61,317		61,317	204	61,521
Cash dividends paid to Wacoal Holdings Corp. shareholders, $125 per 5 shares of common stock			(37,591)			(37,591)		(37,591)
Cash dividends paid to noncontrolling interests							(814)	(814)
Repurchase of treasury stock					(16,489)	(16,489)		(16,489)
Sale of treasury stock					139	139		139
Share-based compensation granted and exercised (Note 14)		535			54	589		589
Purchase and sales of common shares of the Company’s subsidiaries							(493)	(493)
Distribution of treasury stock to acquire a subsidiary (Note 7)			(996)		27,645	26,649		26,649

BALANCE, MARCH 31, 2010	$141,970	$314,411	$1,468,469	$(60,161)	$(27,109)	$1,837,580	$20,589	$1,858,169

See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2010, 2009 and 2008

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2010	2009	2008	2010

OPERATING ACTIVITIES:
Net income	¥2,456	¥5,307	¥5,108	$26,296
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,807	4,546	3,908	51,467
Share-based compensation (Note 14)	55	54		589
Provision for returns and doubtful receivables — net	(360)	(725)	190	(3,855)
Deferred income taxes	(1,587)	496	276	(16,992)
Loss (gain) on sale or disposal of property, plant and equipment	25	33	(184)	268
Impairment charges on property, plant and equipment (Note 20)	23	29	33	246
Impairment charges on goodwill (Notes 8 and 20)	71			760
Impairment charges on other intangible assets (Notes 8 and 20)	1,023			10,953
Gain on sale or exchange of marketable securities and investments (Note 3)	(7)	(19)	(715)	(75)
Impairment charges on marketable securities and investments (Note 3)	1,460	3,550	937	15,632
Equity in net (income) loss of affiliated companies, less dividends	(492)	(296)	4,198	(5,268)
Changes in assets and liabilities:
Decrease in notes and accounts receivable	1,794	2,109	1,822	19,208
Decrease (increase) in inventories	806	(2,494)	1,218	8,630
Decrease in other current assets	331	105	49	3,544
(Decrease) increase in notes and accounts payable	(2,525)	841	(2,614)	(27,035)
Increase (decrease) in liability for termination and retirement benefits	439	(1,209)	(2,613)	4,700
Increase (decrease) in accrued expenses, income taxes payable and other current liabilities	996	(3,550)	2,681	10,664
Other	134	(609)	(69)	1,435

Net cash provided by operating activities	9,449	8,168	14,225	101,167

INVESTING ACTIVITIES:
Proceeds from sales and redemption of marketable securities	12,131	7,124	10,506	129,882
Payments to acquire marketable securities	(7,846)	(5,439)	(9,892)	(84,005)
Proceeds from sales of property, plant and equipment	468	159	1,057	5,011
Capital expenditures	(3,998)	(2,362)	(1,211)	(42,805)
Payments to acquire intangible assets (Note 8)	(1,755)	(1,846)	(1,678)	(18,790)
Proceeds from sales of investments	5	30	1,414	54
Payments to acquire investments	(2,019)	(1,871)	(618)	(21,617)
Cash balances of subsidiary acquired through share exchanges (Note 7)	362		4,115	3,876
Other	(46)	(509)	(103)	(493)

Net cash (used in) provided by investing activities	(2,698)	(4,714)	3,590	(28,887)

FINANCING ACTIVITIES:
Decrease in short-term bank loans — net	(442)	(279)	(259)	(4,733)
Proceeds from issuance of long-term debt			18
Repayments of long-term debt	(350)	(48)	(51)	(3,747)
Repurchase of treasury stock	(1,148)	(3,537)	(6,015)	(12,291)
Sale of treasury stock	13			139
Dividends paid on common stock	(3,511)	(3,584)	(3,093)	(37,591)

Net cash used in financing activities	(5,438)	(7,448)	(9,400)	(58,223)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	65	(1,110)	(188)	696

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥1,378	¥(5,104)	¥8,227	$14,753
(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2010, 2009 and 2008

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2010	2009	2008	2010

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥1,378	¥(5,104)	¥8,227	$14,753

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,939	28,043	19,816	245,600

CASH AND CASH EQUIVALENTS, END OF YEAR	¥24,317	¥22,939	¥28,043	$260,353

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥98	¥75	¥78	$1,049
Income taxes	2,078	7,268	2,542	22,248

NONCASH INVESTING ACTIVITIES:
Fair value of certain marketable securities received in exchange for other marketable securities with a carrying values of ¥5 million ($54 thousand) and ¥7 million in 2010 and 2009, respectively	¥11	¥9	¥143	$118
Acquisition of subsidiary through share exchange (Note 7)	2,489		9,194	26,649
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

The accompanying consolidated financial statements, stated in Japanese yen, have been prepared on the basis of accounting principles generally accepted in the United States of America.

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

As further described in Note 7 to the consolidated financial statements, on January 10, 2008, the Company acquired the remaining 51% interest in a domestic subsidiary of Peach John Co., Ltd. (“PJ”) with a fiscal year ended February 29, 2008. Prior to January 10, 2008, the Company accounted for its original investment of 49% in this subsidiary using the equity method. As of March 31, 2008 and thereafter, the subsidiary is included in the Company’s consolidated balance sheet based on the subsidiary’s fiscal year end. However, because the subsidiary’s results of operations and changes in financial position between January 10, 2008 and March 31, 2008 were not significant, the Company continued to account for its investment using the equity method and the income from the subsidiary’s operations for the fiscal year ended February 29, 2008 was included in equity in net income (loss) of affiliated companies in the consolidated statements of income. The subsidiary is included in the Company’s consolidated statements of income for the year ended March 31, 2010 and 2009 based on the subsidiary’s fiscal year end for the year ended February 28, 2010 and 2009. On August 17, 2009, the Company acquired the outstanding common shares of Lecien Corp. (“Lecien”) with a fiscal year ended March 31, 2010. Lecien’s results of operations were included in the Company’s consolidated statements of income for the year ended March 31, 2010 from August 1, 2009.

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

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements, net of tax, are included in other comprehensive income (loss), a separate component of equity. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in other income (expenses) in the consolidated statements of income.

Foreign currency translation gains for the years ended March 31, 2010, 2009 and 2008 were ¥43 million ($460 thousand), ¥35 million and ¥35 million, respectively, and have been included in other income (expenses).

Marketable Securities and Investments — The Companies classify their debt and marketable equity securities as available-for-sale and carry them at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive income (loss), a separate component of equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

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

Allowance for Sales Returns — Allowance for sales returns is estimated based on historical products returns experience, sales movements, and the overall retail industry situation.

Allowance for Doubtful Receivables — Allowance for doubtful notes and receivables is estimated based on historical collection experience and additional information including current economic conditions and creditworthiness of each applicable customer.

Inventories — Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method for raw materials and the average cost method for work in process and finished products. Cost includes net prices paid for materials purchased, production labor cost, factory overhead and charges for customs duties.

Property, Plant and Equipment — Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Depreciation of property, plant and equipment is computed by the declining-balance method, except for buildings acquired on or after April 1, 1998, which are depreciated using the straight-line method, based upon the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings and building improvements:	5 - 50 years (Mainly 38 years)

Machinery and equipment:	2 - 20 years (Mainly 5 years)
Depreciation expense for the years ended March 31, 2010, 2009 and 2008 are ¥3,016 million ($32,291 thousand), ¥3,050 million and ¥2,999 million, respectively.

Goodwill and Other Intangible Assets — Goodwill represents the excess of the purchase price over the related underlying tangible and intangible net asset values of business acquired.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually, or more frequently if conditions indicate an earlier review is necessary. Goodwill is allocated and reviewed for impairment by reporting units, which consist primarily of the operating segments and certain other reporting units. The goodwill is allocated to the reporting unit in which the business that created the goodwill resides. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying value of the goodwill is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

To test for other intangible assets with indefinite useful lives, the carrying value of an intangible asset is compared with its fair value. If the carrying value of the other intangible assets with indefinite useful lives is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset.

Other intangible assets with estimable useful lives consist primarily of customer relationship and software and are amortized over their estimated useful lives using the straight-line method. The estimated useful lives are as follows:

Customer relationship:	7 years

Software:	5 years
Impairment of Long-lived Assets — The carrying values of long-lived assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. The impairment loss is measured as the amount by which the carrying amount of a long lived asset exceeds its fair value.

Derivatives — Derivative instruments, including certain derivative instruments embedded in other contracts, are accounted for in accordance with the guidance for derivatives and hedging. Because such derivative instruments are not designated as a hedge, changes in the fair value are recorded in earnings.

Asset Retirement Obligations — The Companies have obligations arising from contractual commitments to remove leasehold improvements from leased facilities and return the property to a specified condition when the lease terminates. The Companies recognize asset retirement obligations at the inception of a lease. The asset retirement obligation is measured with an expected present value technique based on historical experience and recorded in other long-term liabilities in the consolidated balance sheets and is subsequently adjusted for changes in estimated disposal costs. The difference between the gross expected future cash flow and its present value is accreted over the life of the related lease, which is determined using best estimate because the Companies’ lease contracts generally have automatic renewal articles. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Termination and Retirement Plans — Termination and retirement benefits are accounted for in accordance with the guidance for retirement benefits. Provisions for termination and retirement benefits include those for directors and corporate auditors of the Companies.

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

Treasury Stock — The Companies account for treasury stock under the cost method and include treasury stock as a component of equity.

Acquisitions — The Company accounts for acquisitions using the acquisition method in accordance with the guidance for business combinations. The Company allocates the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, including intangible assets that can be identified and named. The purchase price in excess of the fair value of the net assets and liability is recorded as goodwill.

Share-Based Compensation — Share-based compensation is accounted for in accordance with the guidance for stock compensation. The Company measures share-based compensation cost at the grant date, based on the fair value of the award and recognizes the cost over the requisite service period, which is the vesting period. The fair value of the award is estimated using the Black-Scholes option-pricing model.

Revenue Recognition — The Companies recognize revenue on sales to retailers, mail order catalog sales and internet sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred resulting in transfer of title and risk of loss, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. As for consignment sales, the Companies recognize revenue when the products are sold to the ultimate customer. The Companies recognize revenue on direct retailing sales at the Companies’ directly managed retail stores at the point of sale to the customer.

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2010, 2009 and 2008 were ¥11,643 million ($124,657 thousand), ¥13,624 million and ¥11,768 million, respectively, and have been included in selling, general and administrative expenses.

Shipping and Handling Costs — Shipping and handling costs for the years ended March 31, 2010, 2009 and 2008 were ¥5,324 million ($57,002 thousand), ¥4,895 million and ¥4,062 million, respectively, and have been included in selling, general and administrative expenses.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2010, 2009 and 2008 were ¥778 million ($8,330 thousand), ¥768 million and ¥766 million, respectively, and have been included in selling, general and administrative expenses.

Income Taxes — The provision for income taxes is determined under the asset and liability method in accordance with the guidance for income taxes. Under this method, deferred tax assets and liabilities are determined for temporary differences between the financial statement and tax bases of assets and liabilities and tax loss carry forwards at presently enacted tax rates. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

The Companies assess their income tax positions and record tax benefits for all years subject to examination based upon their evaluation of the facts, circumstances and information available as of the end of fiscal year. For those tax positions only where there is greater than 50 percent likelihood that the tax position will be sustained, the Companies record the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Reclassifications — Certain reclassifications have been made to the prior years’ financial statements to conform with the current year’s presentation.

To conform to the 2010 presentation, the Companies have reclassified share-based compensation to “share-based compensation,” which had previously been presented as “Other” in other expenses in the consolidated statements of cash flows for the year ended March 31, 2009.

Recent Accounting Pronouncements:

The Codification — In June, 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“ASC”). ASC became the single source of authoritative nongovernmental U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. Additionally, rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”) under authority of the federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification eliminates the previous U.S. GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. This Codification was effective for interim and annual periods ending after September 15, 2009. The Companies adopted the Codification from the quarter ending September 30, 2009. There was no impact to the consolidated financial results of operations and financial position.

Fair Value Measurements — In September 2006, the FASB issued the new guidance for fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The guidance applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. For all financial assets and liabilities that are recognized or disclosed at fair value, this guidance is effective for fiscal years beginning after November 15, 2007. For certain nonfinancial assets and liabilities that are recognized or disclosed at fair value, this guidance was effective for fiscal years beginning after November 15, 2008. The Companies adopted the guidance for all financial assets and liabilities that are recognized or disclosed at fair value from the first quarter beginning April 1, 2008, and for certain nonfinancial assets and liabilities that are recognized or disclosed at fair value from the first quarter beginning April 1, 2009. This adoption did not have a material impact on the Companies’ consolidated results of operations and financial position. See Notes 19 and 20 for disclosures required by this guidance.

In April 2009, the FASB issued the new guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. This guidance was effective for interim or fiscal years ending after June 15, 2009. The Companies adopted the guidance from the first quarter beginning April 1, 2009. This adoption did not have a material impact on the Companies’ consolidated financial position, result of operations or cash flows.

In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the consolidated balance sheets. The guidance also requires additional disclosure about significant transfers between Levels 1 and 2 of the fair value hierarchy. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009 except for the requirement regarding the Level 3 activity which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. These amendments do not have an impact on the consolidated financial position, result of operations or cash flows as this guidance relates only to additional disclosures.

In September 2009, the FASB issued amended guidance concerning fair value measurements of investments in certain entities that calculate net asset value per share (or its equivalent). If fair value is not readily determinable, the amended guidance permits, as a practical expedient, a reporting entity to measure the fair value of an investment using the net asset value per share (or its equivalent) provided by the investee without further adjustment. In accordance with the guidance, the Companies adopted these amendments for the year ended March 31, 2010. This adoption did not have a material impact on the Companies’ consolidated financial position, result of operations or cash flows.

Recognition and Presentation of Other-Than-Temporary Impairments — In April 2009, the FASB issued the new guidance for recognition and presentation of other-than-temporary impairments.” This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The guidance was effective for interim or fiscal years ending after June 15, 2009. The Companies adopted this guidance from the first quarter beginning April 1, 2009. This adoption did not have a material impact on the Companies’ consolidated financial position, result of operations or cash flows.

Business Combinations — In December 2007, the FASB issued new accounting guidance for business combinations. This guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This statement also established disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In April 2009, the FASB issued an amendment to the revised business combination guidance. This amends and clarifies the revised guidance to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The revised guidance and amendment are effective for business combinations for which the acquisition date is on or after the beginning of the fiscal year beginning on or after December 15, 2008. The Companies adopted this guidance from the first quarter beginning April 1, 2009. See Note 7 for further information.

Noncontrolling Interest in Consolidated Financial Statements — In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The guidance also established disclosure requirements that clearly identified and distinguished between the interests of the parent and the interests of the noncontrolling owners. The guidance was effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which must be applied retrospectively for all period presented, and was adopted by the Companies from the first quarter beginning April 1, 2009. Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to this guidance. This adoption did not have a material impact on the Companies’ consolidated financial position, result of operations or cash flows.

Employer’s Disclosures about Postretirement Benefit Plan Assets — In December 2008, the FASB issued new guidance for employers’ disclosures about postretirement benefit plan assets. This guidance requires providing detailed disclosures about plan assets including how investment allocation decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, and significant concentrations of risk within plan assets. In January 2010, the FASB issued an amendment to this guidance. This amends the terminology from major categories of assets to classes of assets and provides a cross reference to the guidance for fair value measurements described above on how to determine appropriate classes to present fair value presentation. This guidance was effective for reporting periods ending after December 15, 2009. This guidance required only additional disclosures. See Note 12 for disclosures required by this guidance.

Subsequent Events — In May 2009, the FASB issued the new guidance for subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after balance sheet date but before financial statements are issued or are available to be issued. The guidance was effective for interim or fiscal years ending after June 15, 2009. The Companies adopted this guidance from the first quarter beginning April 1, 2009. See Note 22 for further information.
2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS
The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥93.4 to $1, the noon buying rate for yen in New York City at March 31, 2010. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.
3.	MARKETABLE SECURITIES AND INVESTMENTS
The fair value of debt and marketable equity securities is based on quoted market prices at March 31, 2010 and 2009. The fair values of the debt and marketable equity securities were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2010	Cost	Gain	Loss	Fair Value

Current:
National debt securities	¥1,160	¥10		¥1,170
Corporate debt securities	1,885	12	¥42	1,855
Bank debt securities	100	0		100
Mutual fund	3,229	176	1	3,404

Total	¥6,374	¥198	¥43	¥6,529

Noncurrent:
Equity securities	¥23,841	¥9,415	¥604	¥32,652

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2009	Cost	Gain	Loss	Fair Value

Current:
National debt securities	¥1,659	¥13		¥1,672
Corporate debt securities	5,011	56	¥143	4,924
Bank debt securities	100		0	100
Mutual fund	3,987	261	461	3,787

Total	¥10,757	¥330	¥604	¥10,483

Noncurrent:
Equity securities	¥22,505	¥5,961	¥2,173	¥26,293

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2010	Cost	Gain	Loss	Fair Value

Current:
National debt securities	$12,420	$107		$12,527
Corporate debt securities	20,182	129	$450	19,861
Bank debt securities	1,070	0		1,070
Mutual fund	34,572	1,884	10	36,446

Total	$68,244	$2,120	$460	$69,904

Noncurrent:
Equity securities	$255,257	$100,803	$6,467	$349,593

There were no securities which had been in a continuous unrealized loss position for more than 12 months at March 31, 2010 and 2009. Gross unrealized holding losses and fair values of debt and marketable equity securities, all of which have been in a continuous unrealized loss position for less than 12 months at March 31, 2010 and 2009, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2010	Fair Value	Loss	Fair Value	Loss

Current:
Corporate debt securities	¥643	¥42	$6,884	$450
Mutual fund	44	1	471	10

Total	¥687	¥43	$7,355	$460

Noncurrent:
Equity securities	¥3,867	¥604	$41,403	$6,467

	Millions of Yen
		Gross
		Unrealized
2009	Fair Value	Loss

Current:
Corporate debt securities	¥3,638	¥143
Bank debt securities	100	0
Mutual fund	2,247	461

Total	¥5,985	¥604

Noncurrent:
Equity securities	¥5,862	¥2,173

The unrealized losses on investments were caused primarily by a general decline in stock prices in Japan as of the end of the fiscal year. The Companies periodically determine whether a decline in the fair value of marketable securities and investments is deemed to be other-than temporary based on criteria that includes the duration of market decline, the extent to which cost exceeds market value, the financial position and business outlook of the issuer and the intent and ability of the Companies to retain the impaired marketable securities and investments for sufficient period of time for anticipated recovery in market value as described in Note 1. No investments were identified that meet the Companies’ criterion for recognition of an impairment loss on investments in unrealized loss position presented above. Therefore, the Companies do not believe the unrealized losses represent an other-than-temporary impairment as of March 31, 2010 and 2009.

Future maturities of debt securities and mutual fund classified as available-for-sale at March 31, 2010 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value

Due within one year	¥2,684	¥2,739	$28,737	$29,325
Due after one year through five years	1,673	1,698	17,912	18,180
Due after five years through ten years	958	976	10,257	10,450
After ten years	1,059	1,116	11,338	11,949

Total	¥6,374	¥6,529	$68,244	$69,904

Proceeds from sales of available-for-sale securities were ¥795 million ($8,512 thousand), ¥304 million and ¥2,136 million for the years ended March 31, 2010, 2009 and 2008, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2010, 2009 and 2008 were ¥4 million ($43 thousand), ¥0 million and ¥557 million, respectively. The gross realized losses on the sales of available-for-sale securities for the year ended March 31, 2010 were ¥3 million ($32 thousand). No realized losses were recorded in 2009 and 2008.

During the years ended March 31, 2010, 2009 and 2008, the Companies exchanged certain equity securities for other marketable securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥6 million ($64 thousand), ¥2 million and ¥95 million in the years ended March 31, 2010, 2009 and 2008, respectively.

The Companies recognized impairment charges on marketable securities and investments in which declines in fair value are other-than-temporary are ¥1,445 million ($15,471 thousand), ¥3,547 million and ¥923 million in the years ended March 31, 2010, 2009 and 2008, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and aggregated ¥3,085 million ($33,030 thousand) and ¥2,865 million at March 31, 2010 and 2009, respectively. Investments in non-marketable equity securities are reviewed annually or upon the occurrence of an event for other-than temporary impairment. The Companies recognized impairment charges on investments in non-marketable equity securities of ¥15 million ($161 thousand), ¥3 million and ¥14 million in the years ended March 31, 2010, 2009 and 2008, respectively.

The Company’s subsidiary in the United States of America adopted a non-qualified deferred compensation plan and trust agreement. Investments consist of several mutual funds, which are recorded at the fair market value of ¥91 million ($974 thousand) and ¥24 million as of March 31, 2010 and 2009, respectively.
4.	VALUATION AND QUALIFYING ACCOUNTS
Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Balance at beginning of year	¥82	¥77	¥82	$878
Increase due to change in scope of consolidation (Note 7)	28			300
Charged to costs and expenses	38	13	10	407
Balances written-off/reversed	(32)	(8)	(15)	(343)

Balance at end of year	¥116	¥82	¥77	$1,242

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Balance at beginning of year	¥2,197	¥3,068	¥2,897	$23,522
Increase due to change in scope of consolidation (Note 7)	15			160
Charged to costs and expenses	1,856	2,197	3,068	19,872
Balances utilized	(2,212)	(3,068)	(2,897)	(23,683)

Balance at end of year	¥1,856	¥2,197	¥3,068	$19,871

5.	INVENTORIES
Inventories at March 31, 2010 and 2009 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Finished products	¥27,752	¥26,702	$297,130
Work in process	3,263	3,269	34,936
Raw materials	1,088	1,182	11,649

Total	¥32,103	¥31,153	$343,715

6.	INVESTMENTS IN AFFILIATED COMPANIES
Investments are accounted for using the equity method of accounting if the investment provides the Companies the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Companies have an ownership interest in the voting stock of the investee of between 20% to 50%, although other factors are considered in determining whether the equity method of accounting is appropriate. The Companies record investments in equity method investees meeting these characteristics as “Investments in affiliated companies.” Under the equity method, the Companies record their proportionate share of an affiliated companies’ income or loss based on the most recently available financial statements.
The Companies’ investments in affiliated companies and percentage of ownership at March 31, 2010 and 2009 include, among others, the following companies:

	Percentage of Ownership (%)
Name of Investee	2010	2009

Thai Wacoal Public Company Limited	34	34
Shinyoung Wacoal Inc.	25	25
Indonesia Wacoal Co., Ltd.	42	42
Taiwan Wacoal Co., Ltd.	50	50
House of Rose Co., Ltd.	20	20
Investments in affiliated companies which have quoted market price at March 31, 2010 and 2009 compared with related carrying amounts were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Carrying amount	¥8,814	¥7,823	$94,368
Aggregate value of quoted market price	7,768	6,524	83,169
The following tables represent the affiliated companies’ summarized information from the balance sheets as of March 31, 2010 and 2009, and statements of operations for the years ended March 31, 2010, 2009, and 2008.

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Current assets	¥30,303	¥30,974	$324,443
Noncurrent assets	29,221	24,926	312,859

Total	¥59,524	¥55,900	$637,302

Current liabilities	¥7,165	¥8,247	$76,713
Long-term liabilities	6,143	5,771	65,771
Equity	46,216	41,882	494,818

Total	¥59,524	¥55,900	$637,302

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Net sales	¥49,130	¥57,488	¥81,466	$526,017
Gross profit	25,948	30,388	44,063	277,816
Income before income taxes	3,730	3,630	7,480	39,936
Net income	2,777	2,832	5,087	29,732
Dividends received from the affiliated companies were ¥415 million ($4,443 thousand), ¥597 million and ¥806 million during the years ended March 31, 2010, 2009 and 2008, respectively.
Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥14,369 million ($153,844 thousand) and ¥14,272 million at March 31, 2010 and 2009, respectively.
7.	ACQUISITIONS
PJ — On June 2, 2006, the Company acquired 49% of the issued common shares of PJ, primarily a mail-order innerwear retailer. Since then, the Company accounted for this investment using the equity method. During the year ended March 31, 2008, because of the decline in fair value of PJ’s shares, the Company recognized an impairment loss of ¥4,694 million, which was included in equity in net loss of affiliated companies. On January 10, 2008, the Company acquired the remaining 51% of the outstanding common shares of PJ through share exchange. This aimed to expand its innerwear operations’ market area by including customer age groups and product styles that it had not been able to develop fully.
This transaction was accounted for as an acquisition. PJ is included in the Company’s consolidated balance sheet as of March 31, 2008 based on PJ’s fiscal year end, which is February 29, 2008. However, because PJ’s results of operations and change in financial position between January 10, 2008 and March 31, 2008 were not significant, the Company continued to account for its investment using the equity method and the income from PJ’s operations for the fiscal year ended February 29, 2008 was included in equity in net income (loss) of affiliated companies in the consolidated statements of income.
The purchase cost of the additional shares was ¥9,266 million, which consisted of the fair value of the shares distributed to the shareholders of PJ and the direct costs of the business combination. As consideration for the acquisition, the Company distributed 3,261,400 new shares and 3,440,000 shares of treasury stock to the shareholders of PJ. Those shares were valued at ¥1,372 per share which was the five-day average stock price before the acquisition announcement on November 9, 2007.
The purchase price of additional PJ shares was allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed. The Company’s new basis of investment in PJ was ¥21,814 million, including the initial investment of ¥10,670 million for the 49% shares and the corresponding amount of deferred tax liability of ¥1,878 million for the outside basis temporary differences, which the Company recognized on investment in PJ upon the acquisition.
As a result of the allocation of new basis of investment in PJ, the Company recognized goodwill of ¥11,203 million and intangible assets of ¥8,677 million, in aggregate, which were classified as goodwill and other intangible assets in the consolidated balance sheets. Intangible assets consisted of trademark of ¥5,316 million and customer relationship of ¥3,361 million. The trademark is not subject to amortization and the customer relationship is subject to amortization over estimated useful life of 7 years. Goodwill is not deductible for tax purpose.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Millions of
Yen
2008

Cash	¥4,115
Other current assets	2,693
Property, plant, and equipment	698
Goodwill	11,203
Other intangible assets	8,677
Other assets	692

Total assets acquired	28,078

Current liabilities	2,432
Long-term debt	3,832

Total liabilities assumed	6,264

Net assets acquired	¥21,814

Unaudited Pro Forma Results
Unaudited pro forma financial information is presented below as if the acquisition of PJ occurred at the beginning of the 2008.

Millions of
Yen
2008

Pro forma sales	¥180,407
Pro forma operating income	14,627
Pro forma net income	5,492

Yen
2008

Pro forma earnings per share	¥39
Lecien — On August 17, 2009, the Company acquired all the outstanding common shares of Lecien which primarily manufactures and sells innerwear, lace, handicrafts and tapestries, through share exchange. This aimed to expand its business field. This enables the Company to maintain the growth of its innerwear business in the domestic market by making its presence known in the new market and developing new and different products, sales methods and channels, as well as pricing strategies.
This transaction was accounted for as an acquisition. Lecien’s results of operations were included in the Company’s consolidated statements of income for the year ended March 31, 2010 from August 1, 2009. Lecien’s results of operations and change in financial position between August 1, 2009 and August 17, 2009 were not significant.
The purchase cost of the acquisition was ¥2,489 million ($26,649 thousand), which was the fair value of the shares distributed to the shareholders of Lecien. As consideration for the acquisition, the Company distributed 2,104,063 shares of treasury stock to the shareholders of Lecien. Those shares were valued at ¥1,183 ($13) per share which was the stock price on the acquisition date of August 17, 2009.
The purchase price of Lecien’s shares was allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed. As a result of the allocation of basis of investment in Lecien, the Company recognized goodwill of ¥71 million ($760 thousand).

Lecien’s net sales and net loss included in the Company’s consolidated statement of income for the year ended March 31, 2010 were ¥8,751 million ($93,694 thousand), and ¥245 million ($2,623 thousand), respectively.
The costs of the business combinations was ¥121 million ($1,296 thousand), which was included in selling, general and administrative.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Millions of	Thousands of
	Yen	U.S. Dollars
	2010	2010

Cash	¥362	$3,876
Trade notes and receivable	3,381	36,199
Other current assets	1,841	19,711
Property, plant, and equipment	2,164	23,169
Investments	1,101	11,788
Goodwill	71	760
Other intangible assets	144	1,542
Other assets	798	8,544

Total assets acquired	9,862	105,589

Current liabilities	5,725	61,296
Long-term liabilities	1,602	17,152

Total liabilities assumed	7,327	78,448

Noncontrolling interests	46	492

Net assets acquired	¥2,489	$26,649

Unaudited Pro Forma Results
Unaudited pro forma financial information was presented below as if the acquisition of Lecien occurred at the beginning of the 2009 and fiscal year.

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Pro forma sales	¥167,621	¥188,374	$1,794,657
Pro forma operating income	3,272	10,115	35,032
Pro forma net income attributable to Wacoal Holdings Corp.	1,864	4,970	19,957

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Pro forma net income attributable to Wacoal Holdings Corp. per share:
Basic	¥13.19	¥34.92	$0.14
Diluted	13.18	34.92	0.14

8.	GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill — The changes in the carrying amount of goodwill for the year ended March 31, 2010 were as follows:

	Millions of Yen
	2010
	Peach
	John	Other
	Segment	Segment	Total

Balance at beginning of year
Goodwill	¥11,203		¥11,203
Accumulated impairment losses

Total	11,203		11,203

Goodwill acquired during year		¥71	71
Impairment losses		(71)	(71)

Total

Balance at end of year
Goodwill	11,203		11,203
Accumulated impairment losses

Total	¥11,203		¥11,203

There was no change in the carrying amount of goodwill and accumulated impairment losses for the year ended March 31, 2009.

	Thousands of U.S. Dollars
	2010
	Peach
	John	Other
	Segment	Segment	Total

Balance at beginning of year
Goodwill	$119,947		$119,947
Accumulated impairment losses

Total	119,947		119,947

Goodwill acquired during year		$760	760
Impairment losses		(760)	(760)

Total

Balance at end of year
Goodwill	119,947		119,947
Accumulated impairment losses

Total	$119,947		$119,947

Goodwill of Other segment was recorded from acquired business of Lecien as further described in Note 7. Lecien segment was tested for impairment in the fourth quarter, after the annual forecasting process. The Company identified a decline in fair value of Lecien primarily because of events that occurred after the acquisition date, and recognized an impairment loss of ¥71 million ($760 thousand), which was included in impairment charges on goodwill in the Other segment. The fair value of that operating segment was estimated using the expected present value of future cash flows.

Other Intangible Assets — The components of acquired intangible assets excluding goodwill at March 31, 2010 and 2009 were as follows:

	2010
			Thousands of
	Millions of Yen		U.S. Dollars
		Accumulated		Accumulated
	Gross	Amortization	Gross	Amortization
	Carrying	and Impairment	Carrying	and Impairment
Year Ended March 31	Amount	Loss	Amount	Loss

Amortized intangible assets:
Customer relationship	¥3,361	¥1,983	$35,985	$21,231
Software	7,486	2,851	80,150	30,525
Other	1,326	404	14,197	4,325

Total	¥12,173	¥5,238	$130,332	$56,081

Unamortized intangible assets:
Trademark	¥5,316		$56,916
Other	100		1,071

Total	$5,416		$57,987

	2009
	Millions of Yen
	Gross
	Carrying	Accumulated
Year Ended March 31	Amount	Amortization

Amortized intangible assets:
Customer relationship	¥3,361	¥480
Software	7,118	2,730
Other	945	386

Total	¥11,424	¥3,596

Unamortized intangible assets:
Trademark	¥5,316
Other	98

Total	¥5,414

Other intangible assets acquired during the year ended March 31, 2010 totaled ¥1,755 million ($18,790 thousand) which primarily consist of software of ¥1,746 million ($18,694 thousand) with estimated useful life of 5 years.

During the year ended March 31, 2010, the Company recorded an impairment charges on other intangible assets of ¥1,023 million ($10,953 thousand) for customer relationship in Peach John Segment, in connection with the decline in the fair value, which was caused by a downturn in consumption because of the general market condition. Customer relationship was valued by use of the excess earnings method. Aggregate amortization expenses related to other intangible assets and future estimated amortization expense were as follows:

	Millions of	Thousands of
	Yen	U.S. Dollars
	2010	2010
Year Ended March 31
Aggregate amortization expense
2010	¥1,791	$19,176
Year Ending March 31
Estimated amortization expense
2011	1,468	15,717
2012	1,413	15,128
2013	1,231	13,180
2014	999	10,696
2015	747	7,998

Total	¥5,858	$62,719

Millions of
Yen
2009
Year Ended March 31
Aggregate amortization expense
2009	¥1,496
Year Ending March 31
Estimated amortization expense
2010	1,570
2011	1,541
2012	1,441
2013	1,251
2014	967

Total	¥6,770

Millions of
Yen
2008
Year Ended March 31
Aggregate amortization expense
2008	¥909
Year Ending March 31
Estimated amortization expense
2009	1,379
2010	1,260
2011	1,200
2012	1,084
2013	841

Total	¥5,764

9.	SHORT-TERM BANK LOANS AND LONG TERM DEBT
Short-term bank loans at March 31, 2010 and 2009 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Unsecured bank loans	¥4,591	¥5,221	$49,154
Collateralized bank loans	3,350		35,867

Total	¥7,941	¥5,221	$85,021

The weighted-average annual interest rates on short-term bank loans as of March 31, 2010 and 2009 were 1.3% and 1.5%, respectively.
Long-term debt at March 31, 2010 and 2009 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Collateralized bank loans, with interest at 3.7% (based on current market rates), maturing through 2013	¥137		$1,467
Capital lease obligation	51	¥81	546

Total	188	81	2,013

Less current portion	(108)	(39)	(1,156)

Long-term debt, less current portion	¥80	¥42	$857

The annual maturities of long-term debt at March 31, 2010 were as follows:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2011	¥108	$1,156
2012	67	718
2013	13	139

Total	¥188	$2,013

Lecien, which is the subsidiary acquired as of August 17, 2009 as further described in Note 7, pledges assets as security for loans. At March 31, 2010, assets pledged as collateral for bank loans, including ¥280 million ($2,998 thousand) of investments presented as treasury stock on the consolidated balance sheets, were as follows. There were no assets pledged for loans at March 31, 2009.

	Millions of	Thousands of
	Yen	U.S. Dollars
	2010	2010

Land	¥1,015	$10,867
Buildings	412	4,411
Investments	977	10,461

Total	¥2,404	$25,739

As is customary in Japan, both short-term and long-term loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank and the bank has the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
10.	LEASES

The Companies lease most of their store premises, some of their distribution centers, and certain equipment. Most leases have automatic renewal provisions and allow the Companies to extend the lease term beyond the initial base period, subject to the terms agreed at lease inception. Future minimum rental commitments on non-cancelable operating leases are presented below:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2011	¥688	$7,366
2012	662	7,088
2013	564	6,039
2014	162	1,734
2015	174	1,863
Thereafter	782	8,373

Total	¥3,032	$32,463

Rental expenses were ¥5,252 million ($56,231 thousand), ¥4,800 million and ¥3,979 million for the years ended March 31, 2010, 2009 and 2008, respectively.
11.	ASSET RETIREMENT OBLIGATIONS

The Companies recorded the fair value of asset retirement obligations in order to recognize legal obligations associated with the removal of leasehold improvements from leased facilities and return the property to a specified condition when the lease terminates.

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation was as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Balance at beginning of year	¥443	¥382	$4,743
Increase due to change in scope of consolidation (Note 7)	97		1,039
Accretion expense	11	10	118
Liabilities incurred	66	105	706
Liabilities settled	(22)	(46)	(235)
Changes due to translation of foreign currencies	(1)	(8)	(11)

Balance at end of year	¥594	¥443	$6,360

12.	TERMINATION AND RETIREMENT PLANS

Employee Retirement Plans — The Companies sponsor termination and retirement benefit plans that cover substantially all employees. Benefits are based on the employee’s years of service, position and performance. If the termination is involuntary or caused by death, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Companies have a contributory defined retirement benefit plan, several partially funded plans administered by independent trustees and several unfunded termination plans administered by the Companies. Benefits under the contributory defined retirement benefit plan are usually paid in a lump sum at the earlier of termination or retirement, although periodic payments are available under certain conditions. Benefits under the other termination and retirement benefit plan are paid either as lump-sum payments or periodic payments under certain conditions. The benefits are usually paid as a lump-sum payment, if the employee resigns before the mandatory retirement age.

Contributory Defined Retirement Benefit Plan — The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Change in benefit obligations:
Benefit obligations at beginning of year	¥32,946	¥32,819	$352,741
Service cost	916	812	9,807
Interest cost	764	751	8,180
Participants’ contributions	73	73	782
Actuarial loss	181	61	1,938
Benefits paid from plan assets	(607)	(492)	(6,499)
Settlement paid from plan assets	(767)	(694)	(8,212)
Settlement paid by the Companies	(129)	(384)	(1,381)
Increase due to change in scope of consolidation (Note 7)	77		824

Benefit obligations at end of year	33,454	32,946	358,180

Change in plan assets:
Fair value of plan assets at beginning of year	¥29,069	¥34,067	$311,231
Actual return on plan assets	2,461	(5,963)	26,349
Employer contributions	1,515	2,078	16,221
Participants’ contributions	72	73	771
Benefit payments	(607)	(492)	(6,499)
Settlement payments	(767)	(694)	(8,212)

Fair value of plan assets at end of year	31,743	29,069	339,861

Funded status at end of year	¥(1,711)	¥(3,877)	$(18,319)

Amounts recognized in the consolidated balance sheets at March 31, 2010 and 2009 consist of:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Prepaid pension expense	¥263		$2,816
Accrued expenses	(82)	¥(91)	(878)
Liability for termination and retirement benefits	(1,892)	(3,786)	(20,257)

	¥(1,711)	¥(3,877)	$(18,319)

Amounts recognized in accumulated other comprehensive loss at March 31, 2010 and 2009 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Actuarial loss	¥(7,196)	¥(10,585)	$(77,045)
Prior service benefit	4,189	4,880	44,850

	¥(3,007)	¥(5,705)	$(32,195)

The accumulated benefit obligation for all defined benefit plans at March 31, 2010 and 2009 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2010	2009	2010

Accumulated benefit obligation	¥32,727	¥32,023	$350,396
Net periodic benefit costs for the Companies’ plans consisted of the following for the year ended March 31:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Service cost	¥916	¥812	¥858	$9,807
Interest cost on projected benefit obligation	764	751	761	8,180
Expected return on plan assets	(705)	(774)	(788)	(7,548)
Amortization of actuarial loss (gain)	1,814	919	(79)	19,422
Amortization of prior service benefit	(691)	(691)	(691)	(7,398)

	¥2,098	¥1,017	¥61	$22,463

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2010, 2009 and 2008 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Current year actuarial gain (loss)	¥1,575	¥(6,800)	¥(5,328)	$16,863
Amortization of actuarial loss (gain)	1,814	919	(79)	19,422
Amortization of prior service benefit	(691)	(691)	(691)	(7,398)

	¥2,698	¥(6,572)	¥(6,098)	$28,887

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are summarized as follows:

	Millions of	Thousands of
	Yen	U.S. Dollars
	2010	2010

Actuarial loss	¥1,259	$13,480
Prior service benefit	(691)	(7,398)
The Companies use a March 31 measurement date for its plans. The weighted-average assumptions used as of March 31, in computing the benefit obligations shown above were as follows:

	2010	2009

Discount rate	2.3%	2.5%
Rate of increase in future compensation	0.0%	0.0%
The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2010	2009	2008

Discount rate	2.5%	2.5%	2.5%
Rate of increase in future compensation	0.0%	0.0%	0.5%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
The Company’s wholly owned subsidiary, Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the effective yields as of March 31, 2010 on the Japanese government bonds whose maturity dates would be the same as timing of the expected future benefit payments, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.

The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data. The estimated long-term rate of return is based on an asset allocation of equity securities of 33.0%, debt securities of 48.0%, and other investments of 19.0%.

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

The asset allocation at March 31, 2010 and 2009 was as follows:

	2010	2009

Equity securities	41.0%	39.0%
Debt securities	41.9%	40.8%
Life insurance company general accounts	13.9%	14.8%
Cash and cash equivalents	3.2%	5.4%

The target allocation percentages are reviewed and approved by the Pension Committee. The actual allocations for 2010 and 2009 are different from the target allocation percentages primarily because the Company maintained additional equity securities as the separate plan asset which was contributed to the plan based on an agreement between the Company and employees and are not governed by the Pension Committee. As such, the actual allocation percentage of equity securities to the total plan assets is higher than the target allocation, and similarly, the actual allocation for the debt securities and other types of assets are lower than the target allocation.

The following table presents the Companies’ plan assets using the fair value hierarchy as of March 31, 2010. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	Millions of Yen
	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	¥6,112			¥6,112
Foreign companies	829			829
Pooled funds (a)		¥4,476		4,476
Debt securities:
Japanese government bonds	1,705			1,705
Japanese municipal bonds		17		17
Japanese corporate bonds		177		177
Foreign government bonds	660			660
Pooled funds (b)		10,742		10,742
Life insurance company general accounts		4,406		4,406
Other types of investments:
Equity long/short hedge funds (c)		1,592		1,592
Other assets		1,027		1,027

Total	¥9,306	¥22,437		¥31,743

	Thousands of U.S. Dollars
	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	$65,439			$65,439
Foreign companies	8,876			8,876
Pooled funds (a)		$47,923		47,923
Debt securities:
Japanese government bonds	18,255			18,255
Japanese municipal bonds		182		182
Japanese corporate bonds		1,895		1,895
Foreign government bonds	7,066			7,066
Pooled funds (b)		115,011		115,011
Life insurance company general accounts		47,173		47,173
Other types of investments:
Equity long/short hedge funds (c)		17,045		17,045
Other assets		10,996		10,996

Total	$99,636	$240,225		$339,861

(a)	This class includes common stock of approximately 75% Japanese companies and 25% foreign companies.

(b)	This class includes approximately 48% of Japanese government bonds, 2% of Japanese municipal bonds, 37% of foreign government bonds, and 13% of corporate bonds.

(c)	This class includes hedge funds that invest both long and short in approximately 51% of Japanese common stocks and 49% of foreign common stocks.

Equity securities and debt securities presented in Level 1 are primarily valued using a market approach on the quoted market prices of identical instruments. Municipal bonds and corporate bonds presented in Level 2 are primarily valued using quoted prices for identical instruments in markets that are not active. Pooled funds in equity securities or debt securities and equity long/short hedge funds which are categorized in Level 2 are valued by the sponsor of the fund primarily based on quoted prices in both active and inactive market for identical instruments which comprise funds. Life insurance company general accounts is the contracts with the insurance companies with guaranteed interest rate and return of capital, and those value are based on addition of original value and return.

The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥1,866 million ($19,979 thousand) to their plans in the year ending March 31, 2011.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2011	¥1,487	$15,921
2012	1,658	17,752
2013	1,892	20,257
2014	1,998	21,392
2015	2,115	22,645
2016 - 2020	11,304	121,028
Multiemployer Plan — Some subsidiaries participate in multiemployer plans. The aggregated amount of the contribution to the plans was ¥42 million ($450 thousand) for the year ended March 31, 2010. As it is probable that certain subsidiaries will withdraw from the plan, the Companies assessed the probability and recognized the estimated withdrawal liability of ¥651 million ($6,970 thousand) as of March 31, 2010.

Defined Contribution Plan — A subsidiary has a defined contribution plan. The amount of cost recognized for its contribution to the plan was ¥20 million ($214 thousand) for the year ended March 31, 2010.

Employee Early Retirement Program — The Companies provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥361 million ($3,865 thousand), ¥157 million and ¥51 million were paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2010, 2009 and 2008, respectively.

Termination Plan for Directors and Corporate Auditors — The Company and certain subsidiaries had termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump-sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of its shareholders. The amount of benefit for each individual was fixed as of June 29, 2005 and will remain frozen until the retirement of each respective director and corporate auditor. The outstanding liabilities were ¥339 million ($3,630 thousand) at March 31, 2010, 2009 and 2008, and were recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with the guidance for determination of vested benefit obligation for a defined benefit pension plan, the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors at March 31, 2010 and 2009 were ¥377 million ($4,036 thousand) and ¥304 million, respectively, and were included in liability for termination and retirement benefits.
13.	EQUITY
Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:
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

The amount of retained earnings available for dividends under the Companies Act was ¥96,486 million ($1,033,041 thousand) as of March 31, 2010, based on the amount recorded in the Company’s general books of account.

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
14.	SHARE-BASED COMPENSATION
The Company adopted an annual stock option plan in the year ended March 31, 2009. Under the 2010 and 2009 stock option plan, the Company granted its shares of common stock to directors of the Company excluding outside directors and the Company’s wholly owned subsidiary, Wacoal Corp., in the years ended March 31, 2010 and 2009. The Company believes that such awards better align the interests of its directors with those of its shareholders, by sharing both risk and return from fluctuations in stock prices and giving motivation to heighten its corporate value. The compensation cost is valued at fair value on the grant date. Options vest over one year in proportion to the service months of directors, and are exercisable from the day after the date of retirement up to (i) twenty years from the grant date or (ii) five years from the day after the date of retirement, whichever is earlier.

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

	2010		2009

Expected dividends	2.1%		2.0%
Expected volatility	30.6%		24.7%
Risk-free interest rate	0.5%		1.0%
Expected term	4.0	years	4.8	years

A summary of option activity under the Plan as of March 31, 2010, and changes for the year ended March 31, 2010, were as follows:

					Millions	Thousands of
		Yen	U.S. Dollars	Years	of Yen	U.S. Dollars
				Weighted-Average
		Weighted-Average		Remaining
	Shares	Exercise Price		Contractual Term	Aggregate Intrinsic Value

Outstanding at April 1, 2009	57,000	1	0
Granted	49,000	1	0
Exercised	4,000	1	0
Forfeited or expired
Outstanding at March 31, 2010	102,000	1	0	18.5	113	1,210
Exercisable at March 31, 2010	3,000	1	0	4.0	3	32
The total intrinsic values of options exercised was ¥5 million ($54 thousand) for the year ended March 31, 2010.

Total compensation cost recognized and the total recognized tax benefit related thereto for the year ended March 31, 2010 were ¥55 million ($589 thousand) and ¥22 million ($236 thousand), respectively. Total compensation cost recognized and the total recognized tax benefit related thereto for the year ended March 31, 2009 were ¥54 million and ¥22 million, respectively.

The weighted-average grant date fair values of options granted for the years ended March 31, 2010 and 2009, were ¥1,084 ($12) and ¥1,137, respectively.

As of March 31, 2010, there were ¥9 million ($96 thousand) of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over three months.
15.	OTHER COMPREHENSIVE INCOME (LOSS)
The changes in the components of accumulated other comprehensive income (loss) including amounts attributable to noncontrolling interests were as follows:

	Millions of Yen
	2010			2009			2008
					Tax
	Pre-Tax	Tax	Net	Pre-Tax	(Expense)	Net	Pre-Tax	Tax	Net
	Amount	Expense	Amount	Amount	Credit	Amount	Amount	Credit	Amount

Foreign currency translation adjustments	¥870	¥(75)	¥795	¥(9,402)	¥692	¥(8,710)	¥(536)	¥38	¥(498)
Unrealized gain (loss) on securities:
Unrealized holding gain (loss)	4,319	(1,735)	2,584	(10,092)	4,030	(6,062)	(14,685)	5,983	(8,702)
Reclassification adjustments	1,293	(526)	767	1,828	(744)	1,084	(754)	307	(447)

Net unrealized gain (loss)	5,612	(2,261)	3,351	(8,264)	3,286	(4,978)	(15,439)	6,290	(9,149)

Pension liability adjustment:
Unrealized holding gain (loss)	1,575	(641)	934	(6,800)	2,768	(4,032)	(5,328)	2,168	(3,160)
Reclassification adjustment	1,123	(457)	666	228	(93)	135	(770)	314	(456)

Net unrealized gain (loss)	2,698	(1,098)	1,600	(6,572)	2,675	(3,897)	(6,098)	2,482	(3,616)

Other comprehensive income (loss)	¥9,180	¥(3,434)	¥5,746	¥(24,238)	¥6,653	¥(17,585)	¥(22,073)	¥8,810	¥(13,263)

	Thousands of U.S. Dollars
	2010
	Pre-Tax	Tax	Net
	Amount	Expense	Amount

Foreign currency translation adjustments	$9,315	$(803)	$8,512
Unrealized gain on securities:
Unrealized holding gain	46,242	(18,576)	27,666
Reclassification adjustments	13,844	(5,632)	8,212

Net unrealized gain	60,086	(24,208)	35,878

Pension liability adjustment:
Unrealized holding gain	16,863	(6,863)	10,000
Reclassification adjustment	12,024	(4,893)	7,131

Net unrealized gain	28,887	(11,756)	17,131

Other comprehensive income	$98,288	$(36,767)	$61,521

16.	INCOME TAXES
Income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests were summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Japan	¥9,445	¥12,553	¥15,959	$101,124
Foreign	(6,322)	(4,926)	(1,606)	(67,687)

Total	¥3,123	¥7,627	¥14,353	$33,437

Income taxes expense consists of:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Current:
Japan	¥2,851	¥2,214	¥4,652	$30,525
Foreign	310	503	925	3,319

	¥3,161	¥2,717	¥5,577	$33,844

Deferred:
Japan	¥(1,726)	¥522	¥280	$(18,480)
Foreign	139	(26)	(4)	1,488

	¥(1,587)	¥496	¥276	$(16,992)

Total income taxes	¥1,574	¥3,213	¥5,853	$16,852

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008

Normal Japanese statutory rates	40.7%	40.7%	40.7%
Increase in taxes resulting from:
Permanently non-deductible expenses	13.0	5.8	2.9
Change in valuation allowance	(7.9)	4.1	(1.5)
Undistributed earnings of foreign subsidiaries	2.6	(2.1)	2.6
Differences in foreign subsidiaries’ tax rate	(5.4)	(3.4)	(2.5)
Tax exemption	(1.1)	(0.3)	(0.2)
Unrecognized tax benefits	6.5	(1.0)	(0.2)
Other — net	2.0	(1.7)	(1.0)

Effective tax rates	50.4%	42.1%	40.8%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances at March 31, 2010 and 2009 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2010		2009		2010
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Sales returns	¥783		¥838		$8,383
Allowance for doubtful receivables	619		257		6,627
Inventory valuation	1,583		1,737		16,948
Accrued bonuses	1,166		1,415		12,484
Impairment charges on marketable securities and investments	2,111		985		22,602
Advanced depreciation on property, plant and equipment		¥1,712		¥1,696		$18,330
Undistributed earnings of foreign subsidiaries		1,852		1,712		19,829
Net unrealized gain on marketable securities and investments		3,762		1,430		40,278
Net realized gain on exchange of equity securities		2,187		2,448		23,416
Capitalized supplies	205		227		2,195
Enterprise taxes	173		52		1,852
Accrued vacation	832		842		8,908
Pension expense	1,351		2,104		14,465
Tangible fixed assets	1,442		1,328		15,439
Tax loss carryforwards	3,185		1,733		34,101
Intangible assets		2,726		3,337		29,186
Investment in a subsidiary		1,878		1,878		20,107
Other temporary differences	388	119	767	4	4,154	1,274

Total	13,838	14,236	12,285	12,505	148,158	152,420
Valuation allowance	(3,452)		(1,643)		(36,959)

Total	¥10,386	¥14,236	¥10,642	¥12,505	$111,199	$152,420

The valuation allowance increased by ¥1,809 million ($19,368 thousand) and ¥225 million for the years ended March 31, 2010 and 2009, respectively.
As a result of changing the Companies’ legal structure, the Companies reversed certain of valuation allowance. Accordingly, the Companies utilized ¥721 million ($7,719 thousand) of tax loss carryforwards, and recognized the tax benefits of ¥293 million ($3,137 thousand) for the year ended March 31, 2010.

At March 31, 2010, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

	Millions of	Thousands of
Year Carryforward Expires	Yen	U.S. Dollars

2011	¥224	$2,398
2012	329	3,522
2013	863	9,240
2014	1,024	10,964
2015	472	5,054
2016	786	8,415
2017	3,181	34,058
Indefinitely until utilized	1,098	11,756

Total	¥7,977	$85,407

There was no portion of undistributed earnings of foreign subsidiaries which were deemed to be permanently invested as of March 31, 2010 and 2009.
The Companies adopted the guidance for the tax benefit from an uncertain tax position effective April 1, 2007. As a result of implementation of this guidance, the Companies recognized a tax benefit of ¥181 million as of April 1, 2007, and did not require a cumulative-effect adjustment to retained earnings.
A reconciliation of beginning and ending amount of unrecognized tax benefits was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Balance at beginning of year	¥106	¥420	¥181	$1,135
Additions based on tax positions related to the current year	232	20	332	2,484
Additions for tax positions of prior years	50		29	535
Reductions for tax positions of prior years	(41)		(122)	(439)
Settlements with tax authorities	(26)	(334)		(278)

Balance at end of year	¥321	¥106	¥420	$3,437

Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is ¥321 million ($3,437 thousand) and ¥106 million at March 31, 2010 and 2009, respectively.
Based on each of the items of which the Company is aware at March 31, 2010, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
The Companies recognize interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Total amounts of interest and penalties recognized in the consolidated statements of income for the years ended March 31, 2010, 2009 and 2008 were not material.

The Companies file income tax returns in Japan and various foreign tax jurisdictions. In Japan the Companies are no longer subject to regular income tax examinations by the tax authorities for years before 2009 with few exceptions. For other countries, the Companies are no longer subject to regular income tax examinations by the tax authorities for years before 2006 with few exceptions. In the year ended March 31, 2009, the transfer pricing examination of certain domestic subsidiaries’ 2002 to 2007 fiscal year and certain the U.S. subsidiaries’ 2003 and 2004 fiscal year was completed.
17.	RELATED PARTY TRANSACTIONS
The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliated companies of the Companies. The Companies purchased merchandise from affiliated companies in the amount of ¥1,209 million ($12,944 thousand), ¥1,674 million and ¥1,031 million in the fiscal years ended March 31, 2010, 2009 and 2008, respectively. The accounts payable to affiliated companies were ¥15 million ($161 thousand) and ¥34 million at March 31, 2010 and 2009, respectively. All such merchandise were provided in the ordinary course of business at prices and on terms and conditions that the Company believes are the same as those that would result from arm’s-length negotiations between unrelated parties.
The Companies also sell supplies, materials and products to certain affiliated companies. Aggregate sales to affiliated companies were ¥354 million ($3,790 thousand), ¥958 million and ¥803 million in fiscal years ended March 31, 2010, 2009 and 2008. The accounts receivable from affiliated companies were ¥60 million ($642 thousand) and ¥123 million at March 31, 2010 and 2009, respectively.
The Companies earn royalties from the use of Wacoal Brand by certain affiliated companies. The amount of royalty revenue earned was ¥199 million ($2,131 thousand), ¥206 million and ¥229 million in the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Other accounts receivables from affiliated companies, which are categorized in other current assets in the consolidated balance sheet, were ¥163 million ($1,745 thousand) and ¥165 million at March 31, 2010 and 2009, respectively.
Transaction between the Company and President’s Immediate Family — The Company purchased the building and land which were owned by the president’s immediate family to use as a Company’s memorial house for the price based on a certification of real estate appraisal. The building and land included in the consolidated balance sheet as of March 31, 2010 were ¥35 million ($375 thousand) and ¥539 million ($5,771 thousand), respectively.
18.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT
The Company accounts for its earnings per share in accordance with the guidance for earnings per share. Basic net income attributable to Wacoal Holdings Corp. per share has been computed by dividing net income attributable to Wacoal Holdings Corp. by the weighted-average number of common stock outstanding during each year. Diluted net income attributable to Wacoal Holdings Corp. per share assumes the dilution that could occur if share-based option to issue common stock were exercised.
The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted-average number of common shares outstanding. The weighted-average number of common stock outstanding used in the computations of basic net income attributable to Wacoal Holdings Corp. per share was 141,353,141 shares for 2010, 142,316,921 shares for 2009 and 141,304,256 shares for 2008. The weighted-average number of diluted common stock outstanding used in the computations of diluted net income attributable to Wacoal Holdings Corp. per share was 141,423,315 shares, 142,336,296 shares and 141,304,256 shares for 2010, 2009 and 2008, respectively.

19.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
Fair Value of Financial Instruments
The carrying amounts and fair values of financial instruments at March 31, 2010 and 2009 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Carrying		Carrying	Fair
2010	Amount	Fair Value	Amount	Value

Assets:
Marketable securities (Note 3)	¥6,529	¥6,529	$69,904	$69,904
Investments (Note 3)	32,743	32,743	350,567	350,567
Foreign exchange contracts	61	61	653	653

Total assets	¥39,333	¥39,333	$421,124	$421,124

Liabilities:
Foreign exchange contracts	¥(78)	¥(78)	$(835)	$(835)

	Millions of Yen
	Carrying
2009	Amount	Fair Value

Assets:
Marketable securities (Note 3)	¥10,483	¥10,483
Investments (Note 3)	26,317	26,317

Total assets	¥36,800	¥36,800

Liabilities:
Foreign exchange contracts	¥(84)	¥(84)
The carrying amounts of all other financial instruments approximate their estimated fair values.
Financial Instruments — The Companies are exposed to foreign currency exchange risks on the transactions denominated in foreign currencies relating to its ongoing business operations. Such risks are primarily managed by using foreign currency exchange contracts. The Companies measure forward currency exchange contracts at the fair value since they are not designated as a hedge.
Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores, general merchandise stores and other general retailers and to specialty stores. No single customer constitutes 10.0% or more of the total sales, although the general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10.4%, 9.8% and 11.2% of the total sales in fiscal years ended March 31, 2010, 2009 and 2008, respectively.
20.	FAIR VALUE MEASUREMENTS
The Companies adopted the guidance for fair value measurements on April 1, 2008. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1	—	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Inputs are unobservable.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities at fair value on a recurring basis as of March 31, 2010 and 2009 were as follows:

	Millions of Yen
2010	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	¥1,160			¥1,160
Municipal bonds		¥10		10
Corporate bonds		1,855		1,855
Bank debt securities		100		100
Mutual fund		3,404		3,404

Total marketable securities	1,160	5,369		6,529

Investments:
Listed shares	32,743			32,743
Financial instruments:
Foreign exchange contracts		61		61

Total assets	¥33,903	¥5,430		¥39,333

Liabilities:
Financial instruments:
Foreign exchange contracts		¥(78)		¥(78)

	Millions of Yen
2009	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	¥1,662			¥1,662
Municipal bonds		¥10		10
Corporate bonds		3,923		3,923
Commercial paper		1,000		1,000
Bank debt securities		100		100
Mutual fund		3,788		3,788

Total marketable securities	1,662	8,821		10,483

Investments:
Listed shares	26,317			26,317

Total assets	¥27,979	¥8,821		¥36,800

Liabilities:
Financial instruments:
Foreign exchange contracts		¥(84)		¥(84)

	Thousands of U.S. Dollars
2010	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	$12,420			$12,420
Municipal bonds		$107		107
Corporate bonds		19,861		19,861
Bank debt securities		1,071		1,071
Mutual fund		36,445		36,445

Total marketable securities	12,420	57,484		69,904

Investments:
Listed shares	350,567			350,567
Financial instruments:
Foreign exchange contracts		653		653

Total assets	$362,987	$58,137		$421,124

Liabilities:
Financial instruments:
Foreign exchange contracts		$(835)		$(835)
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
The changes in the fair value of the foreign currency exchange contracts are recorded in earnings, since the foreign currency exchange contracts are not designate as a hedge. The Companies recognized ¥103 million ($1,103 thousand), ¥62 million and ¥35 million in other income (expenses) in the years ended March 31, 2010, 2009 and 2008, respectively.

The Companies recorded the financial instruments as other current assets and other current liabilities in the consolidated balance sheet at fair value of ¥61 million ($653 thousand) and ¥78 million ($835 thousand), respectively. The financial instruments presented as other current liabilities were ¥84 million at March 31, 2009.
Assets Measured at Fair Value on a Nonrecurring Basis
Assets at fair value on a nonrecurring basis as of March 31, 2010 were as follows:

	Millions of Yen
					Total Gains
	Level 1	Level 2	Level 3	Total	(Losses)

Property, plant and equipment held and used:
Land			¥6	¥6	¥(4)
Buildings and building improvements			16	16	(19)

Total property, plant and equipment held and used			¥22	¥22	¥(23)

Goodwill (Note 8)					(71)
Customer relationship (Note 8)			¥1,378	1,378	(1,023)

					¥(1,117)

	Thousands of U.S. Dollars
					Total Gains
	Level 1	Level 2	Level 3	Total	(Losses)

Property, plant and equipment held and used:
Land			$64	$64	$(43)
Buildings and building improvements			172	172	(203)

Total property, plant and equipment held and used			$236	$236	$(246)

Goodwill (Note 8)					(760)
Customer relationship (Note 8)			$14,754	14,754	(10,953)

					$(11,959)

In accordance with the guidance for the impairment or disposal of property, plant and equipment, property, plant and equipment held and used with a carrying amount of ¥45 million ($482 thousand) were written down to their fair value of ¥22 million ($236 thousand), because certain company residences were temporary idled and fair value of these assets was below the Company’s book value at March 31, 2010. Fair value was measured based on the market price under recent similar market transactions adjusted with additional reasonably available information. An impairment charge of ¥23 million ($246 thousand) was included in earnings for the period.

In accordance with the guidance for intangibles — goodwill and other, goodwill with a carrying amount of ¥71 million ($760 thousand) was written down to its implied fair value of zero, resulting in an impairment charge of ¥71 million ($760 thousand), which was included in earnings for the period. To measure the fair value of that reporting unit, the Company uses the expected present value of future cash flows and incorporates relevant unobservable inputs, such as management’s internal assumptions about future cash flows and appropriately risk-adjusted discount rates, which reflect the management’s estimate of assumptions that market participants would use in pricing the asset in a current transaction as of the measurement date.

As for other intangible assets, customer relationship with a carrying amount of ¥2,401 million ($25,707 thousand) was written down to its implied fair value of ¥1,378 million ($14,754 thousand), resulting in an impairment charge of ¥1,023 million ($10,953 thousand), which was included in earnings for the period. To measure the fair value of customer relationship, the Company uses the excess earnings method and incorporates relevant unobservable inputs, such as management’s internal assumptions about future cash flows, the percentage of orders that the Company expects to receive from the customers existed at the point of acquisition and appropriately risk-adjusted discount rate, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in a current transaction as of the measurement date. Future cash flows are based on the management’s cash flow projections for the future five years, and after five these years, future cash flows was estimated using the perpetuity growth rate of zero %. The management’s cash flow projections were developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units. The percentage of orders that the Company expects to receive from the customers existed at the point of acquisition was estimated based on the historical trend of the percentage of sales to the pre-acquisition customers. Risk-adjusted discount rate of 4.8% representing weighted average cost of capital (WACC), was determined using the Capital Asset Pricing Model.
21.	SEGMENT INFORMATION

Certain foreign private issuers, including the Company, have been exempted from the segment disclosure requirements of ASC 280, “Segment Reporting” in filings with the SEC under the Securities Exchange Act of 1934.

However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (“FIRE”) rule. The FIRE rule eliminates an instruction to the Form 20-F that permitted certain foreign private issuers to omit segment disclosures required by U.S. GAAP from their financial statements. This aspect of the FIRE rule regarding elimination of ability to omit segment disclosures is effective for fiscal years ended on or after December 15, 2009 and was adopted by the Companies in the year ended March 31, 2010 for all periods presented.

Operating Segment Information

The Companies have four reportable segments: “Wacoal business (domestic),” “Peach John,” “Nanasai” and “Wacoal business (overseas),” which are based on their location and brands. These segments represent components of the Companies for which separate financial information is available and for which operating profit (loss) is reviewed regularly by the management in deciding how to allocate the Companies’ resources and in assessing their performance. The accounting policies used for these reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

“Wacoal business (domestic)” segment primarily produces and sells innerwear (consisting of foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery. “Peach John” segment produces and sells innerwear (consisting of foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, which are sold with “Peach John” brand. “Nanasai” segment sells and rents mannequins and shop furnitures, and designs and builds interiors for commercial premises. “Wacoal business (overseas)” segment produces and sells innerwear (consisting of foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery.

Information about operating results and assets for each segment as of and for the years ended March 31, 2010, 2009 and 2008 was as follows:

	Millions of Yen
	Wacoal		Wacoal
	Business	Peach	Business
2010	(Domestic)	John	(Overseas)	Nanasai	Other	Elimination	Consolidated

Net sales:
External customers	¥113,929	¥13,224	¥18,899	¥7,502	¥9,743		¥163,297
Intersegment	1,793	7	6,226	1,069	2,171	¥(11,266)

Total	115,722	13,231	25,125	8,571	11,914	(11,266)	163,297
Operating cost and expenses:
Operating cost and expenses	111,180	13,053	23,795	9,214	11,937	(11,266)	157,913
Depreciation on other intangible assets (Note 8)		480					480
Impairment charges on goodwill (Note 8)					71		71
Impairment charges on other intangible assets (Note 8)		1,023					1,023

Total	111,180	14,556	23,795	9,214	12,008	(11,266)	159,487

Operating profit (loss)	4,542	(1,325)	1,330	(643)	(94)		3,810

Total assets	205,136	24,803	26,632	5,691	15,353	(54,228)	223,387

	Millions of Yen
	Wacoal		Wacoal
	Business	Peach	Business
2009	(Domestic)	John	(Overseas)	Nanasai	Other	Elimination	Consolidated

Net sales:
External customers	¥124,228	¥14,893	¥22,323	¥9,729	¥1,103		¥172,276
Intersegment	1,765	5	6,148	1,306	1,656	¥(10,880)

Total	125,993	14,898	28,471	11,035	2,759	(10,880)	172,276
Operating cost and expenses:
Operating cost and expenses	118,523	13,515	26,903	11,101	2,505	(10,880)	161,667
Depreciation on other intangible assets (Note 8)		480					480

Total	118,523	13,995	26,903	11,101	2,505	(10,880)	162,147

Operating profit (loss)	7,470	903	1,568	(66)	254		10,129

Total assets	198,590	27,030	25,406	6,799	7,995	(52,334)	213,486

	Millions of Yen
	Wacoal		Wacoal
	Business	Peach	Business
2008	(Domestic)	John	(Overseas)	Nanasai	Other	Elimination	Consolidated

Net sales:
External customers	¥126,355		¥26,142	¥12,099	¥1,165		¥165,761
Intersegment	1,484		6,262	1,452	1,695	¥(10,893)

Total	127,839		32,404	13,551	2,860	(10,893)	165,761

Operating cost and expenses	117,724		29,503	13,268	2,619	(10,893)	152,221

Operating profit (loss)	10,115		2,901	283	241		13,540

Total assets	222,754	¥26,200	29,172	7,129	8,600	(52,236)	241,619

	Thousands of U.S. Dollars
	Wacoal		Wacoal
	Business	Peach	Business
2010	(Domestic)	John	(Overseas)	Nanasai	Other	Elimination	Consolidated

Net sales:
External customers	$1,219,797	$141,585	$202,345	$80,321	$104,314		$1,748,362
Intersegment	19,197	75	66,660	11,445	23,244	$(120,621)

Total	1,238,994	141,660	269,005	91,766	127,558	(120,621)	1,748,362
Operating cost and expenses:
Operating cost and expenses	1,190,364	139,754	254,765	98,651	127,805	(120,621)	1,690,718
Depreciation on other intangible assets (Note 8)		5,139					5,139
Impairment charges on goodwill (Note 8)					760		760
Impairment charges on other intangible assets (Note 8)		10,953					10,953

Total	1,190,364	155,846	254,765	98,651	128,565	(120,621)	1,707,570

Operating profit (loss)	48,630	(14,186)	14,240	(6,885)	(1,007)		40,792

Total assets	2,196,317	265,557	285,139	60,932	164,379	(580,600)	2,391,724

The Companies account for intersegment sales and transfers as if the sales and transfers were to third parties. Operating profit (loss) represents net sales less operating costs and expenses.

Products and Service Information

Information by products and services for the years ended March 31, 2010, 2009 and 2008 was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Innerwear:
Foundation and lingerie	¥116,068	¥123,368	¥123,460	$1,242,698
Nightwear	9,438	11,019	10,611	101,049
Children’s underwear	1,608	1,950	1,953	17,217

Sub total	127,114	136,337	136,024	1,360,964

Outerwear/Sportswear	¥17,241	¥15,498	¥8,920	$184,593
Hosiery	1,701	1,657	1,803	18,212
Other textile goods and related products	7,462	6,270	3,963	79,893
Others	9,779	12,514	15,051	104,700

Total	¥163,297	¥172,276	¥165,761	$1,748,362

Geographic Information

Information by major geographic area as of and for the years ended March 31, 2010, 2009 and 2008 was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2010	2009	2008	2010

Net sales:
Japan	¥144,048	¥149,927	¥139,618	$1,542,270
Asia	7,885	7,573	7,646	84,422
Americas and Europe	11,364	14,776	18,497	121,670

Consolidated	¥163,297	¥172,276	¥165,761	$1,748,362

Long-lived assets:
Japan	¥47,597	¥45,430	¥46,814	$509,604
Asia	2,527	1,827	2,312	27,056
Americas and Europe	1,901	1,991	2,635	20,353
Elimination	(205)	(209)	(213)	(2,195)

Consolidated	¥51,820	¥49,039	¥51,548	$554,818

Countries or areas are classified according to geographical proximity. Long-lived assets include property, plant and equipment and other intangible assets.
22.	SUBSEQUENT EVENTS

On May 11, 2010, the Board of Directors resolved to pay a cash dividend of ¥100 ($1) per 5 shares of common stock to holders of record as of March 31, 2010 (aggregate amount of ¥2,828 million ($30,278 thousand)).
* * * * * *