Form 20-F
period 2011-03-31
WACOAL HOLDINGS CORP
filed 2011-07-15
CIK 104040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
Commission file number 000-11743
KABUSHIKI KAISHA WACOAL HOLDINGS
(Exact Name of Registrant as Specified in Its Charter)
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name Into English)
Japan
(Jurisdiction of Incorporation or Organization)
29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601-8530, Japan
(Address of Principal Executive Offices)
Ikuo Otani
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
140,848,478 shares
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
Yes ☐          No ☑

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to recruit and maintain qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to intellectual property; risks relating to protection of personal information and our confidential information; risks relating to internal control; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; and risks relating to return of investment for development of new market. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects”, and elsewhere in this annual report.
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
     The Company’s fiscal year-end is March 31. In this annual report, “fiscal 2011” refers to our fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner.
CURRENCIES AND EXCHANGE RATES
     We publish our financial statements in Japanese yen. In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “yen” or “¥” are to the currency of Japan.
     Solely for your convenience, certain yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted into U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥80.64 to $1.00 on July 8, 2011.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data.
     The following selected historical consolidated financial data of Wacoal Holdings have been derived from the audited consolidated financial statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2011, 2010, 2009, 2008 and 2007. The selected consolidated income statement data for the fiscal years ended March 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of March 31, 2011 and 2010, are derived from the audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 2008 and 2007, and selected consolidated balance sheet data as of March 31, 2009, 2008 and 2007, are derived from Wacoal Holdings’ audited consolidated financial statements not included in this annual report.

	Fiscal year ended/as of March 31,
	2011		2010	2009	2008	2007
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Income Statement Data
Net sales	¥165,726	$2,002,489	¥163,297	¥172,276	¥165,761	¥166,410
Operating income	4,255	51,414	3,810	10,129	13,540	12,896
Net income attributable to Wacoal Holdings Corp.	2,615	31,597	2,524	5,230	4,966	9,029

Balance Sheet Data
Working capital[1]	¥56,073	$677,537	¥54,250	¥58,676	¥62,835	¥58,047
Total assets	215,345	2,602,042	223,387	213,486	241,619	250,266
Short-term bank loans	6,117	73,913	7,941	5,221	5,572	5,822
Long-term debt (including current portion)	284	3,432	188	81	129	162
Common stock	13,260	160,222	13,260	13,260	13,260	13,260
Shareholders’ equity	166,967	2,017,484	171,630	165,873	185,113	193,278

	Fiscal year ended/as of March 31,
	2011		2010	2009	2008	2007
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Per Common Share Data

Net income attributable to Wacoal Holdings Corp.
Basic	¥18.53	$0.22	¥17.86	¥36.75	¥35.14	¥63.18
Diluted	¥18.51	$0.22	¥17.85	¥36.74	¥35.14	¥63.18

Cash dividends declared
Japanese yen	¥20	—	¥20	¥25	¥25	¥22
U.S. dollars	—	$0.24	$0.21	$0.25	$0.25	$0.19
Other Data
Weighted average number of shares of common stock outstanding (thousands)	141,145	—	141,353	142,317	141,304	142,910

1.	Working capital equals total current assets less total current liabilities.
     We publish our financial statements in yen. The following table sets forth information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per $1.00 during the periods shown. The noon buying rate was ¥80.64 to $1.00 on July 8, 2011.

	Year ended March 31,
Yen exchange rates per U.S. dollar	2011	2010	2009	2008	2007
Period end	¥82.76	¥93.40	¥99.15	¥99.85	¥117.56
Average rate during period	85.00	92.49	100.85	113.61	116.55
Highest rate during period	94.68	100.71	110.48	124.09	121.81
Lowest rate during period	78.74	86.12	87.80	96.88	110.07

Yen exchange rates	Highest rate	Lowest rate
per U.S. dollar	during period	during period
January 2011	¥83.36	¥81.56
February 2011	83.79	81.48
March 2011	82.98	78.74
April 2011	85.26	81.31
May 2011	82.12	80.12
June 2011	80.98	79.87

1.	All figures have been derived from figures released through the website of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

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
We may be adversely affected by the global economy, particularly with respect to Japan, the United States and Europe
     Despite the continuing adverse effects of the global financial crisis since 2008, the global economy has recently experienced some growth, albeit slow, as a result of the strong emerging economies. Developed economies, however, where we conduct most of our businesses remain weak. We also believe we are witnessing increased use of restrictive monetary policies by central banks to combat inflationary pressures caused by rising oil prices, and these policies could have an adverse effect on consumption in many jurisdictions. Although some observers expected the Japanese economy to continue its gradual recovery this year, its economic prospect has become uncertain in the aftermath of the major earthquake and tsunami that struck Northeast Japan in March of 2011.
     During fiscal 2011, the Japanese market accounted for approximately 87.6% of our net sales, and the United States and European markets accounted for approximately 6.9%. In the major markets in which we operate, the continued weakness or deterioration in the economy may have a material adverse effect on our sales, results of operations and financial condition. Our businesses may be particularly sensitive to declines in consumer spending. In addition, another financial crisis may result in lower returns or losses on our financial investments.
Continued difficulties faced or changes in business policies made by department stores, general merchandisers and other general retailers in Japan would hurt our business
     In fiscal 2011, a substantial majority of our net sales were made to department stores, general merchandisers and other general retailers in Japan, and we expect that the majority of our net sales will continue to be made through department stores, general merchandisers and other general retailers in Japan for the foreseeable future.

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
Our specialty retail store network expansion may not lead to improved sales and profits
     As of March 31, 2011, we had a total of 146 domestic specialty retail stores, including 17 factory outlet stores. Through our domestic specialty retail stores, including those of Peach John Co., Ltd. (“Peach John”), we hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products.
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
     In recent years we have taken certain steps intended to reduce our costs. For example, in order to improve the efficiency of our product distribution system, we have reduced the number of our distribution centers over the years from the eighteen centers we maintained in 1998 to our present four distribution centers. We have also taken steps over the years to reduce our labor costs in Japan, such as closing production facilities, implementing an early retirement program and undertaking a reform of our pension plan. We are also seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. Additionally, we are reorganizing production functions and taking other steps to reduce manufacturing costs.
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
Our business may be adversely affected by irregular weather events
     Our business performance and results can be affected by the weather and irregularity of seasons. We typically launch new intimate apparel product campaigns for the spring, summer, and fall/winter seasons of each year for our Wacoal and Wing brands and our business success largely depends on the success of these seasonal product campaigns. We also produce and acquire merchandise in advance of the peak selling periods of the seasons during which we intend to sell such merchandise and sometimes before new fashion trends are confirmed by consumer purchases. If a season is unusually warm, cold, short, long or in any other way irregular, consumers may change their buying habits, and we may not be able to sell our inventory in the way we anticipated at the time of purchase. Changes in seasonal weather patterns and extreme weather events have adversely affected our sales in the past, and may affect us in the future.
     We cannot predict future weather patterns or judge the effect that weather patterns may have on our sales and profitability.

We may face increasing risks relating to conducting business internationally
     In fiscal 2011, approximately 87.6% of our net sales were made in Japan. However, we have gradually increased both the amount of goods we produce and the amount of raw materials we procure in lower-cost countries, such as China—a trend we expect to continue. In addition, we are making efforts to expand our product sales in overseas markets, including in the United States, Europe and China. These initiatives and trends may increasingly subject us to various risks relating to the conduct of our business abroad, including:
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
We may not be successful with acquisitions and other strategic transactions with third parties
     As part of our CAP 21 strategic plan, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. Two of our key transactions are as follows:
•	Peach John. In June 2006 we entered into a business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company-owned retail store sales, by acquiring a 49% interest. In January 2008, we acquired the remaining 51% interest and made Peach John a wholly-owned subsidiary.

•	Lecien. In August 2009, Lecien Corporation (“Lecien”), which manufactures and sells women’s innerwear and clothing for the Japanese market, became our wholly-owned subsidiary through a share exchange. Lecien’s strength is in the so-called “volume zone”, which is the market for products in the mid-price range generating the largest volume of sales.

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
     Other potential risks that may arise from our strategic transactions include the following:
•	difficulty and expense of assimilating the operations, technology and personnel of an acquired business;

•	our inability to retain the management, key personnel and other employees of an acquired business;

•	our inability to maintain an acquired company’s relationships with customers, suppliers and other key third parties;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	the diversion of our management’s attention from our core business;

•	impairment charges we would have to take if we were to conclude that there had been an other-than-temporary decline in the fair value of our investment in an investee company, below its carrying value if, for example, the investee business were not generating increasing cash flows as quickly as we had expected at the time of our initial investment;

•	possible impairment charges to goodwill or intangible assets; and

•	failure to achieve any intended cost reductions due to unsuccessful integration of or a lack of cooperation between our businesses with those of our counterparties.
     If any of these or any other material risks occur, it could have an adverse effect on a business we acquire, as well as the results, financial condition and cash flow of our existing operations. For example, in fiscal 2010, we evaluated the recoverability of Peach John’s customer relationships, which had been recorded as an intangible fixed asset, and recognized an impairment loss of approximately ¥1,023 million as a result. In March of 2011, we recognized a further impairment loss of ¥1,772 million comprised of an impairment loss of approximately ¥559 million against trademarks, ¥377 million against customer relationships and ¥836 million against goodwill after reassessing the fair value of Peach John.
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
If we fail to protect our customers’ privacy and data and maintain the confidentiality of our trade secrets we may face proceedings against us, lose customer confidence or lose our market position
     We must comply with laws and regulations regarding privacy and the protection of customer information in the jurisdictions where we conduct our business and operations. These laws and regulations change from time to time, and are not consistent across jurisdictions. Violations of these requirements could arise in a number of ways, including problems with our information systems and inadvertent or intentional disclosures of information by our employees. Any failure by us to comply with these laws and regulations could result in proceedings against us by governmental entities or others, which could potentially have an adverse effect on sales and profitability. Complying with varying privacy requirements could cause us to incur substantial costs and force us to change our business practices.
     Any failure by us or third parties to whom we entrust any of our operations to properly protect our customers’ privacy and data could cause customers to lose confidence in our business and products, which could result in a material adverse effect on our sales and profitability.
     Additionally, in order for us to secure and maintain an advantageous position in the market, we need to protect our trade secrets, such as manufacturing technology and product information. If these trade secrets are divulged by any party related to us or infringed by another company, our business or financial condition could be materially affected.
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

     As a result of yearly evaluations conducted by management and independent external auditors we have not discovered any material deficiencies including during fiscal 2011. However, we recognize that there are certain improvements that we should make with particular aspects of our internal controls.
     In addition, although we have a policy of actively responding to identified deficiencies at the group level, there is a possibility that we may not be able to successfully implement revised controls and procedures, and our revised controls and procedures may not be effective in remedying any deficiencies that are identified.
     Furthermore, there is a chance that new deficiencies will arise owing to changes and amendments to the standards for establishing and maintaining effective internal controls or changes that affect the business environment generally, and we may not be able to conclude for the purpose of our annual reports that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.
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
Our holdings of equity securities expose us to market risks
     We hold equity and other securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities, or in the Japanese equity markets in general, could have an adverse impact on our financial results in the relevant reporting period. For example, although our balance sheet as of March 31, 2011 showed an unrealized gain on securities of ¥2,596 million, we were required to recognize a valuation loss on our equity securities holdings of ¥1,585 million for fiscal 2011. This loss recognition was primarily the result of a determination that a decrease in the fair market value of certain equity securities was other-than-temporary.
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
Natural disasters and epidemics could affect our manufacturing abilities, results of operations or financial condition
     Japan is one of the most seismically active countries in the world; it also regularly experiences typhoons and other natural disasters. In the event of a large earthquake, other natural disaster or outbreak of an epidemic that impacts our employees or our ability to continue using any of our sales or manufacturing facilities, our sales and marketing efforts would be adversely impacted and we would face the possibility of work delays or stoppages, any of which could have a negative effect on our business. Any such natural disaster or epidemic would also have a large impact on consumer activity, which would have a significant impact on the sales of our products. Any such natural disaster or epidemic could also force us to recognize impairment charges on our investments or goodwill or other intangible assets. For instance, we recognized an impairment loss after reassessing the fair value of Peach John in March 2011 partly in light of the effects of the major earthquake and tsunami that struck Northeast Japan in March 2011 as well as due to worsened market conditions and weakened consumer spending. See “—We may not be successful with acquisitions and other strategic transactions with third parties”. Additionally, because one of our main business activities is manufacturing our operations are particularly vulnerable to damage to infrastructure. Any damage to our means of manufacture or production could result in significant impairment charges to our business.

We may suffer additional losses due to the major earthquake and tsunami that struck Japan on March 11, 2011, which may have a material adverse effect on our business in the near- to medium-term
     The Tohoku region, particularly Miyagi, Fukushima and Iwate Prefectures, and the Kanto region, were significantly affected by the major earthquake and tsunami that struck on March 11, 2011. The earthquake caused some damage to our properties, including our store properties and office properties in Miyagi Prefecture, and while none of the damage was material, the full effect of the event on the Japanese economy is not yet clear. We may be adversely affected by the various consequences of the earthquake and tsunami, including near- to medium-term shortages in power supply particularly during the summer of 2011, as well as closure, suspension or relocation of the businesses of suppliers and other issues in the supply chain while the region’s economy and infrastructure are rebuilt and restructured. As a consequence we could have difficultly with sales or production in the near- to medium-term and we may be forced to recognize further impairment losses; see above “—Natural disasters and epidemics could affect our manufacturing abilities, results of operations or financial condition”. Furthermore, the overall Japanese economy could deteriorate. Any of the foregoing could result in material adverse effects on our business, financial condition and results of operations. See “—We may be adversely affected by the global economy, particularly with respect to Japan, the United States and Europe”.
We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs
     We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our common stock or ADSs during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. We do not intend to provide information to permit you to make a qualified electing fund election to avoid the adverse U.S. tax consequences discussed above. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common stock or ADSs during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.
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

     We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state, local and foreign tax consequences of our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10.E. Taxation—U.S. Federal Income Taxation—Taxation of U.S. Holders—Passive Foreign Investment Company” below.
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
Japan’s unit share system imposes restrictions on holdings of our common stock that do not constitute whole units
     The Companies Act of Japan allows companies to set one “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under our articles of incorporation, one unit of our shares is comprised of 1,000 shares, equivalent to 200 ADSs. Each unit of our shares has one vote. A holder who owns shares or ADSs, in other than multiples of 1,000 or 200, respectively, will own less than a whole unit. Our articles of incorporation, in accordance with the Japanese Companies Act, impose significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders’ meeting and to bring derivative actions. Under the unit share system, holders of our shares constituting less than one unit have the right to require us to purchase their shares and the right to require us to sell them additional shares to create a whole unit of 1,000 shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs. For a further discussion of the Japanese unit share system, see “Item 10.B. Memorandum and Articles of Association—Capital Stock—Unit Share System”.

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
     We conduct our business and operations principally in Japan. In addition, since our incorporation, we have established a number of overseas subsidiaries and joint venture companies, including in the United States, China, France, the United Kingdom and several countries in Southeast Asia. These subsidiaries and joint venture companies are described in “Item 4.B. Business Overview” and elsewhere in this annual report on Form 20-F.
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

B. Business Overview.
Overview
     We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie, according to a third-party private research organization. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 70.2% of our consolidated net sales for fiscal 2011. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd.) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel. For further details on recent market conditions and competition, including the effects of the major earthquake and tsunami that struck Northeast Japan in March 2011, see “Operating and Financial Review and Prospects—Operating results—Overview—Key Industry Trends”.
     We adopted guidance for segment reporting in accordance with U.S. GAAP in the year ending March 31, 2010. See note 21 to our consolidated financial statements for further details. We divide our businesses into four segments: Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John Business and Other. Further details of these segments and their principal products are provided below (see “—Operations—Principal Products” below for further details of these principal products).
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
     Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal 2011, a substantial majority of our net sales were made to department stores, general merchandisers and other general retailers in Japan.
     Wacoal Business (Overseas)
     This segment comprises 19 companies, all of which are based outside Japan, and are principally engaged in the manufacture and distribution of apparel outside Japan. Included in this segment are our subsidiaries and affiliates in the United States, France, the United Kingdom, China, Vietnam and other countries in Asia. The core products in this segment include: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery.
     Peach John Business
     This segment comprises Peach John and three other related companies, which are principally engaged in mail-order sales of women’s apparel and various other apparel products for the Japanese market. The core products in this segment include innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear and other textile-related products.

     Other
     This segment comprises 13 companies, including Nanasai and Lecien, which are principally engaged in the manufacture and sale of women’s innerwear and clothing for the Japanese market as well as, with regard to Nanasai, the manufacture and rental of mannequins and fixtures, and the interior design and construction of commercial premises including sales counters used by our sales representatives in departments stores and other general retailers that carry our apparel. The core products in this segment include innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, as well as mannequins, shop design and implementation.
     The following table sets forth information with respect to our net sales to external customers by business segment during fiscal 2011, 2010 and 2009:
Net Sales to External Customers (and Percentage) by Business Segment

	Year ended March 31,
	2011		2010		2009
	(yen in millions)
Wacoal Business (Domestic)	¥110,856	66.9%	¥113,929	69.8%	¥124,228	72.1%
Wacoal Business (Overseas)	20,052	12.1	18,899	11.6	22,323	13.0
Peach John Business	11,711	7.1	13,224	8.1	14,893	8.6
Other	23,107	13.9	17,245	10.5	10,832	6.3

Total	¥165,726	100.0%	¥163,297	100.0%	¥172,276	100.0%

1.	Eliminations were ¥12,919million, or 7.8% of our net sales, for 2011; ¥11,230 million, or 6.9% of our net sales, for 2010; and ¥10,861 million, or 6.3% of our net sales, for 2009.
     The following table sets forth information with respect to our net sales by region during fiscal 2011, 2010 and 2009:
Net Sales (and Percentage) by Region

	Year ended March 31,
	2011		2010		2009
	(yen in millions)
Japan	¥145,136	87.6%	¥144,048	88.2%	¥149,927	87.0%
Asia (excluding Japan)	9,155	5.5	7,885	4.8	7,573	4.4
Americas and Europe	11,435	6.9	11,364	7.0	14,776	8.6

Total	¥165,726	100.0%	¥163,297	100.0%	¥172,276	100.0%

1.	Net sales in Europe were ¥1,127 million for fiscal 2011, ¥934 million for fiscal 2010 and ¥1,101 million for fiscal 2009. Net sales in Europe as a percentage of our total net sales were 0.7% for fiscal 2011, 0.6% for fiscal 2010 and 0.6% for fiscal 2009.

     The following table sets forth information with respect to our net sales by category of products during fiscal 2011, 2010 and 2009:
Net Sales (and Percentage) by Product Category

	Year ended March 31,
	2011		2010		2009
	(yen in millions)
Innerwear:
Foundation and Lingerie	¥116,285	70.2%	¥116,068	71.0%	¥123,368	71.6%
Nightwear	8,725	5.2	9,438	5.8	11,019	6.4
Children’s Underwear	1,476	0.9	1,608	1.0	1,950	1.1

Total Innerwear	¥126,486	76.3%	¥127,114	77.8%	¥136,337	79.1%
Outerwear and Sportswear	17,400	10.5	17,241	10.6	15,498	9.0
Hosiery	1,666	1.0	1,701	1.0	1,657	1.0
Textile Products	7,498	4.5	7,462	4.6	6,270	3.6
Other	12,676	7.7	9,779	6.0	12,514	7.3

Total	¥165,726	100.0%	¥163,297	100.0%	¥172,276	100.0%
Key Business Strategies
     Our key business strategies include the following:
     Maintain leadership position in our core innerwear business
     We believe that our leadership position in the women’s innerwear market in Japan and broad consumer association of the Wacoal brand with high-quality innerwear products are key strategic assets for our company. We intend to maintain and build on our leadership position by continuing to bring to market high-quality innerwear products with innovative features that appeal to women in Japan. We have also established the Wacoal brand as one with a reputation for high-quality products and high functionality in the U.S., European and ASEAN markets, and we are pursuing a policy of establishing the Wacoal brand in China and Vietnam as well. Additionally, we have begun developing our strategy for entering emerging economies such as Brazil and India as well as new markets such as Canada, Germany and Russia.
     Expand our overseas businesses in order to decrease our reliance on the Japanese market
     We will continue to make efforts to become a global firm in order to move beyond the Japanese apparel market, where potential growth will be limited by demographic trends. In this regard, we view China and the United States as our priority markets. The United States has historically been our largest overseas market, and as personal consumption in the United States continues to steadily recover from the economic downturn, the United States will continue to be a key market for our existing Wacoal brand products. In China, we are focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. In addition, we are proactively seeking to develop our business operations in other markets and emerging economies, including through establishment of country specialists to implement customer acquisition strategies tailored to each country.

     Implement effective structural reforms, particularly in our domestic innerwear business
     We have increasingly focused our efforts on achieving stable profits in the challenging economic environment in Japan, where there is great uncertainty as to the future of our flagship innerwear products market and core sales channels—department stores, general merchandisers and specialty retail stores. Against these challenges, we will continue to engage in the following efforts:
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
     Continue to fulfill our corporate social responsibility by promoting our support for women
     Since the founding of our business in 1949, we have made contributions to society by supporting women to flourish in their beauty. For example, as a company that has earned the trust of women consumers, we have a long and successful history of undertaking breast cancer awareness initiatives known as the “Pink Ribbon” initiatives. We seek to build on this success by providing more comprehensive support, such as breast cancer screening and launching brassiere products designed for breast cancer patients. We believe meeting our corporate social responsibility in this manner will help us understand and meet the needs of women, who will remain our key customer segment.

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
     Wacoal and Wing Products. We launch product campaigns for our core Wacoal brand and our Wing brand foundation garments and lingerie each year for the spring/summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns. In April of 2010 our Human Science Research Center announced its research results “Body Aging (physiological changes associated with aging)”. Through the campaign based on these results we were able to deepen consumers’ understanding about the importance of choosing undergarments that are suited to a changing body. Although originally dependent on seasonal item campaigns, the Body Aging based campaign has led to a rise in sales of our bra line items throughout the year.
•	Wacoal Products: Through the spring/summer and fall/winter seasons of 2010, we continued our LALAN brassier campaign, which was launched in 2007, with the release of the “ribbon bra” and “just-right bra”. We also, as stated above, held our Body Aging promotion based on the findings of our Human Science Research Center through which we were able to plead the importance of suitable undergarments for the changes one’s body undergoes with age. Through this, we were able to grow our sales of our mature woman geared brands, LASÉE and Gra-P. In the future we intend to reorganize in favor of the volume zone and further strengthen our Parfage lines. Additionally, because demand for our Cross-Walker high-function bottoms from our Style Science series and our high-function undergarment Sugo-I have come around, we will be introducing new lines of products.

•	Wing Products: In 2010 we introduced campaigns for S-style, Sofu-t, Kikonashi Bra, and iBra. As for bottoms, in spring we introduced Slim-up Pants from our Style Science series, and in fall we introduced Flat Shape. Regarding our high-function undergarments, we intend to compete with private brand products by introducing Yukurira, Funwari Thermal, and Rakunobi Thermal, which offer refined structure and production. For men’s innerwear following Cross Walker, we introduced our senior brand HAI and have begun development of our new added value product BROS sport.

     Luxury Products. In addition to our Wacoal and Wing brand products, our product line also includes our luxury products Tréfle, PARFAGE, Salute, L’ge and Lesiage. We are continuing to expand the brand WACOAL DIA, including at our shop in the upscale Ginza shopping district in Tokyo, while limiting the number of stores and geographic areas in which it is available so as not to diminish its luxury image. Consistent with this policy, we have our direct sales outlet in Ginza and Tokyo Midtown in Roppongi, two of Japan’s foremost first class shopping areas.
     Nightwear. We design and market women’s nightwear, including pajamas, negligees, nightgowns and robes. Our nightwear products feature specialty offerings, such as our tsumori chisato romantic line, which targets younger women, and our fashionable Grandér line targeted to mature women. Our nightwear products are primarily sold through department stores and chain stores.
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
     Outerwear and Sportswear
     Our outerwear and sportswear product line consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and sportswear, featuring our CW-X product line. This product category has been the most successful of our products categories over the last three fiscal years, as net sales grew consistently from ¥15,498 million for fiscal 2009, or 9.0% of our total net sales, to ¥17,400 million for fiscal 2011, or 10.5% of our total net sales. Our outerwear products are sold principally through our catalog operations. Our CW-X product line, a high-function conditioning wear product that was developed from years of research and development, enjoys a strong reputation among athletes. We are continuing to expand this product line to develop new products that meet the needs of participants in various fields of sports, including lower-priced products with more limited functionality for general consumers rather than professional athletes. By doing so, we also aim to increase sales by achieving popularity among the general sporting public. As part of these efforts, we are expanding our sales in the United States, including major sports shops, through our subsidiary, Wacoal Sports Science Corp.
     Hosiery
     Our hosiery products include pantyhose, tights, knee-highs and anklets offered in various sizes and colors. We are developing high value-added products, with such effects as the stimulation of leg muscles to improve blood circulation, which prevents foot swelling by using different denier and yarn combinations. These pantyhose and other hosiery products are sold at department stores, as well as by television and catalog.
     Textile and Other Products
     We are engaged in several business lines that are ancillary to our core apparel business. We offer functionality-focused shoe products. Their designs, based on ergonomic research, have a structure that prevents feet from getting tired after many hours of wear, and are well-received by women who work in offices or who must stand for long hours at work, such as flight attendants. We also sell certain general merchandise, including items for handicrafts such as sewing materials and sundries such as pouches and handkerchiefs, which we categorize as textile products. We rent out mannequins and fixtures, and design and build interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a restaurant business and are involved in various cultural projects and events, including exhibits by artists from around the world.

Principal Markets and Methods of Distribution
     We currently sell our products in Japan, the United States, China and certain countries in Europe and Southeast Asia. In all of our markets, we principally sell our apparel products to general retailers, although in Japan, we are seeking to expand our sales through our network of specialty retail stores, mail order catalogs and the Internet.
     Japan
     General Retailers
     In our core Japan market, we principally sell our apparel products to department stores, general merchandisers and other general retailers. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal 2011. No single Wacoal customer constitutes 10% or more of our net sales, although our general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10% of our net sales in fiscal 2011.
     Specialty Retail Stores
     As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores. We began developing our specialty retail stores in 2001, and we had 123 stores in our network (excluding Peach John) in Japan as of March 31, 2011, including 16 factory outlet stores. The number of Peach John retails stores was 23, as of March 31, 2011, as compared to 27, as of March 31, 2010. In the near future we plan to pursue a policy of improving profitability of our existing stores, and prioritize the goal of making our direct sales outlets profitable at an early stage, rather than increasing the number of direct sales outlets.
     Through our specialty retail stores we intend to reach younger customers and others who prefer shopping for intimate apparel at malls or specialty retail stores rather than at department stores and other general retailers. We also intend to generally increase our points of contact with customers, and reduce our reliance on the general retailer channel to market our foundation garment and lingerie products.
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

     Mail-Order Catalog Business and Internet Sales
     We are seeking to expand our mail order catalog and Internet sales, to increase our points of contact with new customers and provide new selling channels for selected products. We are also seeking to expand our sales through the Internet as an alternate sales channel for selected products. Our Internet shopping site (http://store.wacoal.jp/) lists a number of over-the-counter innerwear products which are not included in our catalog sale items, and this approach expands the ways in which our customers can purchase Wacoal items. We have also sold innerwear, outerwear and other products through Peach John, our wholly-owned subsidiary since January 2008. Peach John generates approximately 70% of its net sales from the Internet with the remaining sales coming from mail orders.
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
     We sell products in the U.S. market principally at high-end and other department stores. Wacoal America operates from one facility located in New Jersey and one facility located in New York. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships them to Wacoal America, which distributes them principally to retailers in the United States. Wacoal Sports Science Corp. in the United States is a wholly-owned subsidiary of Wacoal International Corp. established for the purpose of expanding our CW-X sportswear line globally.
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
     In China, our subsidiaries Guangdong Wacoal Inc. and Wacoal China Co., Ltd. serve as manufacturing and marketing bases. We have sales offices in such major cities as Shanghai and Xining to carry out our marketing efforts. We also have a production facility in Dalian. Wacoal (Shanghai) Human Science R&D Co., Ltd., which supports our product planning facilities, is tasked with developing unique products for the Chinese market based on the principles of human science and ergonomics.

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
     Europe
     Our Wacoal France subsidiary designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in China. Wacoal (UK) Limited in the United Kingdom imports Wacoal products from the United States and France and distributes the products through major department stores in London and other large cities in the United Kingdom.
Seasonality
     We are not materially affected by seasonality.
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
C. Organizational Structure.
     The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 31, 2011:

	Jurisdiction of	Wacoal Holdings
Principal Subsidiaries	Incorporation	Equity Owned (%)
Wacoal Corp.	Japan	100
Peach John Co., Ltd.	Japan	100
Lecien Corporation	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Fukuoka Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	100
Miyazaki Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	57
Nanasai Co., Ltd.	Japan	82
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	Philippines	67

1.	The percentage of equity owned is identical to the percentage of voting rights owned.

D. Property, Plants and Equipment.
     The principal facilities that we currently use in our business are as follows:

		Floor Space
		(1,000 square	Principal Activities or
Facility	Location	feet)[1]	Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	424	Distribution
Kyoto South distribution center	Kyoto, Japan	284	Distribution
Tokyo distribution center	Tokyo, Japan	170	Distribution
Manufacturing plants:
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	9	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	26	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Fukuoka Wacoal Sewing Corporation	Fukuoka, Japan	32	Foundation Garments
Miyazaki Wacoal Sewing Corporation	Miyazaki, Japan	48	Children’s Innerwear, Foundation Garments
Torica Inc.	Tottori, Japan	262	Lingerie

Sales offices	Tokyo, Japan	160	Sales
	(3 offices)
	Sapporo, Japan	36	Sales
	Osaka, Japan	124	Sales
	Kyoto, Japan	144	Sales
	Fukuoka, Japan	16	Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
192 specialty retail stores and other select shops[2]	Tokyo, Osaka,	162	Retail sales
	Kanagawa and other
	locations in Japan
Peach John Co., Ltd.	Tokyo, Osaka and	135	Sales
	other locations in
	Japan
Nanasai Co., Ltd.	Kyoto, Japan	280	Mannequins, Sales
			Equipment
Lecien Corporation	Kyoto, Japan	267	Foundation Garments
Wacoal America, Inc.	New Jersey and	217	Management and Sales
	New York, U.S.
Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	169	Foundation Garments
Wacoal China Co., Ltd.	Beijing, China	152	Foundation Garments
Dalian Wacoal, Ltd.	Dalian, China	691	Foundation Garments
Wacoal Hong Kong Co., Ltd.	Hong Kong	74	Sales
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments
Philippine Wacoal	Manila, Philippines	16	Sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments

1.	Of the foregoing facilities, our total owned space is 3,582,527 square feet and our total leased space is 1,157,101 square feet.

2.	As of March 31, 2011.

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
     We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices (35,440 square feet), (ii) our 192 specialty retail stores as of March 31, 2011 (total of 162,065 square feet for all stores), (iii) our management and sales facilities for Peach John (134,526 square feet), (iv) our office and warehouse facility for Nanasai (88,861 square feet), (v) our management and sales facilities for Lecien (33,928 square feet), (vi) our management and sales facility for Wacoal America, Inc. (85,961square feet), (vii) our office and warehouse facility in China (68,189 square feet), (viii) our manufacturing facility in Dalian, China (486,260 square feet), our sales facility in Hong Kong (46,005 square feet), and (ix) our sales facility in Manila, Philippines (15,866 square feet).
     We spent ¥624 million during fiscal 2011 to rebuild and relocate some of our office properties. Although we currently do not have any concrete plans, we expect to continue to make expenditures for the expansion of our specialty retail store network, for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity. For additional information on our capital expenditures during fiscal 2011, 2010 and 2009 see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures”.
     We believe that there does not exist any material environmental issues that may affect the utilization of our assets.
     We have no material tangible fixed assets other than those discussed above.

Item 4A. Unresolved Staff Comments.
     None.
Item 5. Operating and Financial Review and Prospects.
A. Operating Results.
Overview
     We are the leading designer, manufacturer and marketer of women’s intimate apparel in Japan, with the largest share of the Japanese market for foundation garments and lingerie. We also sell our foundation garments and lingerie products in several overseas markets. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 70.2% of our consolidated net sales for fiscal 2011. Our outerwear and sportswear product category has been the most successful of our product categories over the last three fiscal years, as net sales grew consistently from ¥15,498 million for fiscal 2009, or 9.0% of our total net sales, to ¥17,400 million for fiscal 2011, or 10.5% of our total net sales. We also design, manufacture and sell nightwear, children’s underwear, hosiery and other apparel and textile products, and engage in several business lines that are ancillary to our core apparel business.
     Revenues
     We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear), outerwear and sportswear, hosiery, textile products and other products.
     The following table sets forth information with respect to our net sales by category of products for fiscal 2011, 2010 and 2009:
Net Sales (and Percentage) by Product Category

			Year ended March 31,
	2011		2010		2009
			(yen in millions)
Innerwear:
Foundation and Lingerie	¥116,285	70.2%	¥116,068	71.0%	¥123,368	71.6%
Nightwear	8,725	5.2	9,438	5.8	11,019	6.4
Children’s Underwear	1,476	0.9	1,608	1.0	1,950	1.1

Total Innerwear	¥126,486	76.3%	¥127,114	77.8%	¥136,337	79.1%
Outerwear and Sportswear	17,400	10.5	17,241	10.6	15,498	9.0
Hosiery	1,666	1.0	1,701	1.0	1,657	1.0
Textile Products	7,498	4.5	7,462	4.6	6,270	3.6
Other	12,676	7.7	9,779	6.0	12,514	7.3

Total	¥165,726	100.0%	¥163,297	100.0%	¥172,276	100.0%

     For fiscal 2011, approximately 86% of the net sales of Wacoal Corp. (the net sales of which account for approximately 63% of our consolidated net sales) were apparel sales made on a wholesale basis to department stores, general merchandisers and other general retailers, and approximately 12% were apparel sales made through our own specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include restaurant businesses, cultural products and other services) comprised the remaining 2% of Wacoal Corp.’s net sales for fiscal 2011.
     Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period. Because of the demographic trends and downward price pressure in Japan, most of the gains we have made in net sales in recent years have come from our overseas markets. We therefore expect to continue to expand our overseas businesses in the near to medium term. See “Item 4.B. Business Overview—Key Business Strategies—Expand our overseas business in order to decrease our reliance on the Japanese market”.
     Cost of Sales
     Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products. In the last couple of fiscal years, we successfully kept our cost of sales below the fiscal 2009 level through our cost reduction efforts involving raw material, manufacturing and inventory management. We plan to continue with such cost reduction efforts for the near to medium term.
     Selling, General and Administrative Expenses
     Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our specialty retail stores. Our selling, general and administrative expenses do not include any impairment charges on long-lived assets or any gains or losses on the sale or disposal of property, plant and equipment. In recent years, our selling, general and administrative expenses have been affected by two countervailing factors: reduction in labor costs and increases in marketing efforts, particularly in our overseas markets. We expect two factors to continue to offset each other in varying degrees for the near to medium term.

     Income Tax Expenses
     Our income tax expenses depend on our taxable income, applicable statutory tax rates and the proportion of current and deferred income taxes. Our effective tax rate depends on a range of factors, including applicable statutory tax rates, permanently non-deductible expenses, unrecognized tax benefits, any valuation allowance with respect to tax loss carryforwards and tax exemptions. Our effective tax rate was 53.3% for 2011, 50.4% for fiscal 2010 and 42.1% for fiscal 2009. See “Item 5.A. Fiscal 2011 Compared to Fiscal 2010—Net Income Attributable to Wacoal Holdings Corp.”
     Key Industry Trends
     We believe that the following have been key trends in our industry during the last three fiscal years:
•	Consumer spending in Japan has been stagnant in the aftermath of the worldwide financial crisis triggered by the Lehman shock in September 2008 that has led to a rapid deterioration in the global economy. Although there were signs of economic recovery in fiscal 2011, the women’s apparel industry in Japan in particular has continued to perform poorly due to the continued presence of cost conscious consumers, whose spending habits have been further adversely affected by the major earthquake and tsunami that struck Northeast Japan in March 2011.

•	The number of department stores, one of our key distribution channels, and retail sales through department stores declined due to the deterioration in consumption caused by the worsening economy. General merchandising stores faced not only decreases in the numbers of new branch openings due to stagnant consumption levels, but also reductions in store sizes and increases in store closings, as well as reductions in retail sales. At the same time however, sales at direct sales outlets and on the Internet have steadily risen.

•	Due to adverse changes in consumer behavior and retail industry coupled with factors such as a decline in the female population (as disclosed by a Japanese Government research organization), the market for women’s innerwear garments in Japan shrank, and the prices of innerwear declined in terms of both overall prices and average price per item. The numbers of innerwear items purchased and owned per person also decreased according to a third-party private research organization.

•	Specialty apparel, outerwear fashion and other manufacturers entered the innerwear market. These manufacturers offer their products by focusing on new elements, such as fashionability, lifestyle and price, rather than function and quality. Because the economic downturn has led consumers to become more price conscious, these new manufacturers and others have achieved a greater market share.

•	These manufacturers and other competitors strengthened their cost reduction efforts by, for example, sourcing fabric and producing garments in China and other lower-cost countries. Sales in Japan of lower priced women’s innerwear garments manufactured in these countries increased, leading to an intensification of price competition in our industry. The recent development and tendency of general merchandisers producing their own low priced “private brand” merchandise accelerated these trends.

•	Although catalog marketing has made little progress, new sales strategies such as e-commerce and television marketing have led to more diversified sales channels and exposure to new customer groups.
     We have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We continue to seek to sell higher-end products to reach consumers seeking high quality innerwear garments and to mitigate the adverse impact on sales and margins from lower priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the United States and Europe, as well as in the ASEAN region, where we launched our sorci age brand—and increase sales through our own specialty retail stores, our catalog operations and the Internet. We also are researching expansion into emerging economies such as India and other new markets such as Russia and Canada. Pursuant to our CAP 21 strategic plan, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our product mix to help us reach a broader customer base. We believe that Peach John and Lecien will help us to advance these goals. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.
     Currency Fluctuations
     We prepare our consolidated financial statements in Japanese yen. As a result, fluctuations in the exchange rates between the Japanese yen and other currencies may have a material effect on our results of operations, as well as on our reported value of our assets, liabilities, revenue and expenses as measured in Japanese yen. This in turn may materially affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate assets and liabilities denominated in other currencies into Japanese yen at the prevailing market exchange rates as of the relevant balance sheet date. As a result, even if the amounts or values of these items remain unchanged in their respective local currencies, changes in exchange rates have an impact on the amounts or values of these items in our consolidated financial statements. For purposes of our consolidated income statements, revenue and expense items in local currencies are translated into Japanese yen at average exchange rates prevailing during the relevant period. Although the combined sales of our overseas subsidiaries increased by approximately ¥1,300 million for fiscal 2011 compared to such sales for fiscal 2010, if the applicable exchange rates for fiscal 2010 remained the same for fiscal 2011, the increase in such sales would be approximately ¥2,600 million.
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

Results of Operations
     The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:
Consolidated Operating Results

	Year ended March 31,
	2011		2010		2009
	(yen in millions)
Net sales	¥165,726	100%	¥163,297	100.0%	¥172,276	100.0%
Cost of sales	81,895	49.4%	79,953	49.0%	84,686	49.1%
Selling, general and administrative expenses	77,592	46.8%	78,392	48.0%	77,399	44.9%
Total other loss, net	(516)	(0.3%)	(687)	(0.4%)	(2,502)	(1.5%)
Net income attributable to Wacoal Holdings Corp.	2,615	1.6%	2,524	1.5%	5,230	3.0%
     The following table sets forth information with respect to our operating results by business segment during fiscal 2011, 2010 and 2009:
Operating Results by Business Segment

	Year ended March 31,
	2011		2010		2009
	(yen in millions)
Wacoal Business (Domestic)
Net Sales
External customers	¥110,856	98.1%	¥113,929	98.5%	¥124,228	98.6%
Intersegment	2,134	1.9%	1,793	1.5%	1,765	1.4%
Total	112,990	100.0%	115,722	100.0%	125,993	100.0%

Operating costs and expenses	(107,370)	(95.0%)	(111,180)	(96.1%)	(118,523)	(94.1%)

Operating profit	¥5,620	5.0%	¥4,542	3.9%	¥7,470	5.9%
Wacoal Business (Overseas)
Net Sales
External customers	20,052	76.6%	¥18,899	75.2%	¥22,323	78.4%
Intersegment	6,121	23.4%	6,226	24.8%	6,148	21.6%
Total	26,173	100.0%	25,125	100.0%	28,471	100.0%

Operating costs and expenses	(24,852)	(95.0%)	(23,795)	(94.7%)	(26,903)	(94.5%)

Operating profit	¥1,321	5.0%	¥1,330	5.3%	¥1,568	5.5%
Peach John Business
Net Sales
External customers	¥11,711	99.4%	¥13,224	99.9%	¥14,893	100.0%
Intersegment	76	0.6%	7	0.1%	5	0.0%
Total	11,787	100.0%	13,231	100.0%	14,898	100.0%

Operating costs and expenses	(14,811)	(125.7%)	(14,556)	(110.0%)	(13,995)	(93.9%)

Operating profit (loss)	(¥3,024)	(25.7%)	(¥1,325)	(10.0%)	¥903	6.1%
Other
Net Sales:
External customers	¥23,107	83.4%	¥17,245	84.3%	¥10,832	78.6%
Intersegment	4,588	16.6%	3,204	15.7%	2,943	21.4%
Total	27,695	100.0%	20,449	100.0%	13,775	100.0%

Operating costs and expenses	(27,357)	(98.8%)	(21,186)	(103.6%)	(13,587)	(98.6%)

Operating profit (loss)	¥338	1.2%	(¥737)	(3.6%)	¥188	1.4%

Fiscal 2011 Compared to Fiscal 2010
     Net Sales
     Consolidated net sales increased 1.5% from ¥163,297 million for fiscal 2010 to ¥165,726 million for fiscal 2011, despite the challenging conditions in the women’s apparel market and changes in consumer spending habits in Japan.
     Wacoal Brand
     Innerwear. Overall domestic sales of brassieres, our main product, for fiscal 2011 were above the sales for fiscal 2010. This was mainly due to the impact of campaigns we conducted during fiscal 2011. Our Ribbon Bra, a product that we launched in January 2010 as part of our campaign brassiere LALAN series and which gained strong support from our consumers for its functionality and design, continued to perform strongly. We also continued our Body Aging promotion based on the findings of our Human Science Research Center, which we believe has led to an improvement in sales of brassieres overall. On the other hand, sales of our seasonal undergarments in general were below the results from fiscal 2010 due to products sold by our competitors. Additionally, we launched new products in our new Style Science functional underwear series in each of the four seasons in fiscal 2010, with an emphasis on the Cross-Walker, but the sales of these new products for fiscal 2011 were below the sales of this series for fiscal 2010 due to the overflow of products with similar functionality.
     Domestic net sales of our core Wacoal brand products changed as follows, as compared to net sales for fiscal 2010.
•	Core Brassieres: Net sales of most of our core brassieres showed strong performance, with an increase in net sales of 11.5%.

•	Seasonal Undergarments: Net sales of these garments decreased by 19.3% as compared to net sales for fiscal 2010.

•	Girdles: Style Science functional underwear series showed weak performance and net sales of girdles decreased by 27.3% as compared to net sales for fiscal 2010.
     As a result of the above, domestic net sales of our core Wacoal brand business were below our results for fiscal 2010.
     Outside Japan, our net sales grew compared to fiscal 2010. b.tempte’d by Wacoal and our new lower-priced brassiere and functional bottom products marketed in the United States performed strongly. While these sales increased in dollar amounts, they decreased in Japanese yen amounts due to the strength of the Japanese yen against the dollar. Sales of our core Wacoal brand products in China grew.
     Outerwear. Sales of our functional undergarment product, Sugo-I, were slightly below sales for fiscal 2010 due to a downturn in demand and the influence of other companies’ products. Fiscal 2011 sales of Gra-P, our value-added brand targeting senior consumers, exceeded the sales for fiscal 2010.
     Thus, the overall sales for fiscal 2011 of our Wacoal brand products decreased as compared to sales for fiscal 2010 due to the poor performance of some products.
     Wing Brand
     In our Wing brand business, although sales of some of our campaign brassieres continued as planned and in-store sales were steady, our other brassiere and Style Science products performed poorly. For example, although our S-Style bra performed well in stores, it performed poorly overall. Sales of our Wing brand undergarments were lower than fiscal 2010 sales due to increased competition from private-label brands sold by specialty clothing stores and general merchandisers and by our clients’ inventory adjustments. The overall sales of our men’s innerwear products, which achieved continued growth during the fiscal 2011, exceeded fiscal 2010 sales. Among our men’s innerwear products, while the sales of products targeted at senior consumers and new products were strong, our core Style Science products struggled leading to an overall decrease in net sales. Thus, the overall sales of our Wing brand business fell below fiscal 2010 sales due primarily to the poor performance of our core women’s products, which more than offset any increased sales of our men’s innerwear products.
     Net sales of our core Wing brand products changed as follows, as compared to net sales for fiscal 2010.
•	In-store Sales of Brassieres: In-store net sales of brassieres was steady with an increase of 10.0% as compared to net sales for fiscal 2010.

•	Undergarments: Net sales of undergarments decreased by 14.0% as compared to net sales for fiscal 2010.

•	Girdles: Net sales of girdles showed poor performance with a decrease of 16.0% as compared to net sales for fiscal 2010.

•	Men’s Innerwear: Net sales of our men’s innerwear products decreased by 12.0% as compared to net sales for fiscal 2010.

     Due to the above, net sales of our Wing brand business were below the results from fiscal 2010 by 5.9% as compared to net sales for fiscal 2010.
     Other Brands
     Wellness Products. In our wellness business, sports-related products performed strongly primarily because of an increase in health conscious consumers. These products include our sports tights in our conditioning wear product, CW-X sports, and our functional wear for golf and running, Jyuryu. With the aim of furthering the brand recognition of our CW-X line, we opened our first retail store in January 2010 and have since opened 2 more new stores. Due to the successful openings of these stores, and the popularity of our products, sales of our CW-X line for fiscal 2011 increased as compared to sales for fiscal 2010. Similarly, our leggings and footwear products performed well. Sales of our body styling wear, Style Cover, and our highly fashionable and functional business footwear, Success Walk, increased as compared to sales for fiscal 2010. As a result of the foregoing, net sales of our wellness products exceeded net sales for fiscal 2010 by 7.0%.
     Lecien Products. Net sales of Lecien’s innerwear and clothing products for fiscal 2011 were below its sales for fiscal 2010 due to the severe conditions of general merchandisers and increased competition by leading bulk retailers, despite our ongoing efforts to restructure our poorly performing businesses.
     Luxury Products. Sales of our luxury products remained substantially the same compared to such sales for fiscal 2010.
     Specialty Retail Business
     AMPHI. In our specialty retail store business, sales of our reasonably-priced brassiere products from our direct retail store, AMPHI, showed a very strong performance and net sales attributable to such products increased 8.3% as compared to net sales for fiscal 2010. As a result, AMPHI performed well and sales for fiscal 2011 exceeded sales for fiscal 2010.
     Wacoal Factory. Net sales for fiscal 2011 from our Wacoal Factory Store, which is located in outlet malls, exceeded net sales for fiscal 2010 by 1.5%.
     Une Nana Cool. Although net sales from our existing stores were below the results from fiscal 2010, new store openings helped net sales to exceed the results from fiscal 2010. Net sales increased by 1.1% as compared to net sales for fiscal 2010.

     Peach John. Although we made efforts to improve net sales through Peach John’s retail stores by continuing to develop products sold only at those retail stores and by holding advertising campaigns, net sales for fiscal 2011 declined as compared to net sales for fiscal 2010 primarily due to weakening catalogue sales and lower in-store sales. The decrease in the number of Peach John retail stores from 27, as of March 31, 2010, to 23, as of March 31, 2011 also contributed to the decrease in net sales. In 2012, we intend to move or close four stores and open three new branch stores in areas which we believe will be more popular. Although we have changed our business strategy away from relying on catalogue sales, the results of this change have yet to be seen in relation to Peach John.
     As a result of the foregoing, overall sales of our specialty retail store business for fiscal 2011 increased as compared to sales for fiscal 2010. We are currently focused on improvement of profitability of our specialty retail business, and as part of these efforts, we have been reorganizing our shop brands to consolidate them into AMPHI as the “master shop brand” from fiscal 2010 as well as moving away from catalogue sales and focusing more resources on our more profitable stores.
     Catalogue and Online Sales Business
     In our Wacoal brand catalog sales business, although the number of purchasers of our core catalog sales remained broadly the same between fiscal 2011 and fiscal 2010, the average amount spent per customer was lower, and as a result, sales for fiscal 2011 fell below fiscal 2010 sales. Peach John mail-order sales from our seasonal catalogs for fiscal 2011 were all below the sales for fiscal 2010 due to a fall in Peach John catalog orders. Because when we issued our summer catalogues in early summer it was still cool and when we issued our fall catalogues it was still warm, our sales were depressed due to the mismatch in the weather and the items in our catalogues. In contrast to our catalog business, the number of purchasers at our Wacoal Web Store and sales increased for fiscal 2011, even though the average amount spent per customer remained largely unchanged as compared to the average amount for fiscal 2010. The growth in our online business was mainly a result of our expanded product categories and an active Internet advertising campaign, which we plan to continue in fiscal 2012. As a result, the overall sales from our catalog and online sales business remained largely the same for fiscal 2011 as compared to sales for fiscal 2010.
     Other Businesses
     Fiscal 2011 net sales attributable to our mannequin and fixture rental business, as well as interior design and remodeling business, which we conduct through our subsidiary Nanasai, increased due to the opening of new department stores and the remodeling of other stores especially in the Kansai region of Japan, which accounted for an increase in rentals and sales.
     Cost of Sales
     Our cost of sales increased 2.4% from ¥79,953 million for fiscal 2010 to ¥81,895 million for fiscal 2011, primarily due to the consolidation of Lecien into our accounts for the entire fiscal 2011, as compared to eight months for fiscal 2010. Cost of sales as a percentage of net sales increased 0.4%, from 49.0% for fiscal 2010 to 49.4% for fiscal 2011. The slight increase in the cost of sales as a percentage of net sales is primarily due to increased sales from our consolidated subsidiaries in Japan, which have higher cost as a percentage of net sales, despite Wacoal Corp’s efforts to improve inventory management by achieving fewer returned goods and fewer losses from inventory write-downs.

     Selling, General and Administrative Expenses
     Our selling, general and administrative expenses decreased 1.0% from ¥78,392 million for fiscal 2010 to ¥77,592 million for fiscal 2011. The selling, general and administrative expenses as a percentage of net sales decreased 1.2% from 48.0% for fiscal 2010 to 46.8% for fiscal 2011. This decrease was primarily due to a decrease of ¥747 million in net periodic benefit costs in addition to our cost-cutting efforts including labor costs.
     Impairment of Goodwill and Other Intangible Assets
     When Peach John became our wholly-owned subsidiary in fiscal 2008, we recognized Peach John’s trademark, catalog customer relationships and goodwill as intangible fixed assets. At the end of fiscal 2011, however, we evaluated these assets and recognized an impairment loss of ¥936 million in respect of catalog customer relationships and trademark and ¥836 million in respect of goodwill. Our impairment loss therefore increased by ¥749 million from an impairment loss of ¥1,023 million that we recognized with respect to customer relationships in fiscal 2010. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Valuation of Indefinite-lived Intangible Assets and Goodwill” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates— Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives”.
     Operating Margin
     Our operating margin (i.e., operating income as a percentage of net sales) increased to 2.6% for fiscal 2011, as compared to 2.3% for fiscal 2010. This increase was largely due to our cost-cutting efforts, despite the decreased sales from our existing businesses and recognition of impairment loss from Peach John.
     Total Other Loss, Net
     Total other loss, net, decreased ¥171 million from ¥687 million for fiscal 2010 to ¥516 million for fiscal 2011. This decrease was primarily due to an increase of ¥367 million in gain on the sale or exchange of marketable securities and investments as compared to fiscal 2010.
     Net Income Attributable to Wacoal Holdings Corp.
     Net income attributable to Wacoal Holdings Corp. for fiscal 2011 was ¥2,615 million, an increase of ¥91 million compared to ¥2,524 million for fiscal 2010. This increase was primarily due to a decrease in our selling, general and administrative expenses as a result of successful cost-cutting efforts, in addition to a slight increase in our net sales; these factors more than offset an increase in cost of sales. Our current income taxes increased for fiscal 2011 and were only partially offset by our deferred income taxes. The effective tax rate increased from 50.4% in fiscal 2010 to 53.3% in fiscal 2011 primarily due to an increase in our change in valuation allowance, which more than offset the impact of our impairment losses on goodwill and decreases in permanently non-deductible expenses and certain other taxable items.

     Segment Information
     Wacoal Business (Domestic)
     Net Sales to External Customers. Net sales for our Wacoal Business (Domestic) segment as a percentage of our total net sales decreased to 66.9%, as compared to 69.8% for fiscal 2010. During fiscal 2011, despite signs of a partial economic recovery in the midst of the global financial crisis, the Japanese economy continued to remain weak due to continued deterioration in employment and consumer spending levels. Several service sectors, including department stores and general merchandisers, continued to face a challenging environment, as they confronted an increased number of cost-conscious consumers exercising cautious spending habits. Despite our launch of lower-priced products to address changes in consumer spending habits, sales of most of the products in this segment declined, primarily because of the challenging conditions in the women’s apparel market. As a result of the foregoing, net sales to external customers for this segment decreased 2.7% from ¥113,929 million for fiscal 2010 to ¥110,856 million for fiscal 2011.
     Operating Cost and Expenses. Operating cost and expenses for our Wacoal Business (Domestic) segment decreased 3.4% from ¥111,180 million for fiscal 2010 to ¥107,370 million for fiscal 2011, primarily due to a decrease in cost of sales and also due to a decrease in selling, general and administrative expenses. Decreases in cost of sales and selling, general and administrative expenses, in turn, are primarily attributable to a decrease in net sales and efforts to cut publicity and other costs at Wacoal Corp.
     Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Domestic) segment was ¥5,620 million for fiscal 2011, as compared to ¥4,542 million for fiscal 2010. The operating margin increased to 5.0% for fiscal 2011, as compared to 3.9% for fiscal 2010, because the rate of decrease in operating costs and expenses more than offset the rate of decrease in net sales primarily due to our operating cost-cutting measures.
     Wacoal Business (Overseas)
     Net Sales to External Customers. Net sales for our Wacoal Business (Overseas) segment as a percentage of our total net sales increased to 12.1%, as compared to 11.6% for fiscal 2010.
•	United States. Net sales in the United States represented 51.0% of net sales for this segment for fiscal 2011, compared to 55.0% for fiscal 2010. In the United States, actual sales for fiscal 2011 above those for fiscal 2010 due to the continued popularity of our reasonably priced brassieres and our supportive underwear bottoms as well as the commencement of Internet sales. However, due to the effect of the U.S. dollar-Japanese yen exchange rate, net sales in the United States decreased 1.7% from ¥10,391 million for fiscal 2010 to ¥10,219 million for fiscal 2011.

•	Asia (Excluding Japan). Net sales in Asia outside of Japan (including China, Hong Kong and Singapore) represented 43.4% of net sales for this segment in fiscal 2011, compared to 40.1% in fiscal 2010. In China, we continued to see strong growth despite economic uncertainties and put in efforts to develop our stores focusing on mainland China. Due to a lack of brand recognition, sales from our new stores were less than anticipated in our initial plan; however, such sales exceeded those for fiscal 2010. Since August 2009, we have been conducting a campaign featuring a famous Chinese actress with the aim of improving our brand recognition by Chinese consumers and expanding our sales. As a result, net sales from our business in China increased 15.2% from ¥6,603 million for fiscal 2010 to ¥7,609 million for fiscal 2011.

•	Europe. Net sales in Europe represented 5.6% of net sales for this segment in fiscal 2011, compared to 4.9% in fiscal 2010.

•	Foreign Currency. The average noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York was ¥85.00 for fiscal 2011, as compared to ¥92.49 for fiscal 2010. The increase in net sales to external customers for this segment was reduced by approximately 50% due to the significant strengthening of yen against the U.S. dollar and other currencies of the markets in which we sell our products.
     As a result of the foregoing, net sales to external customers for this segment increased 6.1% from ¥18,899 million for fiscal 2010 to ¥20,052 million for fiscal 2011.
     Operating Cost and Expenses. Operating cost and expenses for our Wacoal Business (Overseas) segment increased 4.4% from ¥23,795 million for fiscal 2010 to ¥24,852 million for fiscal 2011 due to increases in both cost of sales and selling, general and our administrative expenses caused by the cost of opening new stores in China and as well as an increase in promotion-related expenses.
     Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Overseas) segment was ¥1,321 million for fiscal 2011, as compared to ¥1,330 million for fiscal 2010. The operating margin for this segment decreased to 5.0% for fiscal 2011, as compared to 5.3% for fiscal 2010 mainly due to the increase in profits and sales as well as the effect of successful cost-cutting measures in the United States being outweighed by such things as the greater marketing costs we incurred in China, as we made efforts to increase Wacoal’s brand recognition.
     Peach John Business
     Net Sales to External Customers. Net sales for our Peach John Business segment as a percentage of our total net sales decreased to 7.1%, as compared to 8.1% for fiscal 2010. Peach John mail-order sales from our seasonal catalogs were below the sales for fiscal 2010 due to a general fall in catalog orders. In addition, net sales from our domestic direct retail stores fell below net sales for fiscal 2010 due to a decrease in the number of stores, resulting in a decrease of 11.1% in our domestic net sales compared to 2010. We actively worked to grow overseas by opening two new overseas direct retail stores in Hong Kong and five new stores in Shanghai. However, due to the relative significance of Peach John’s domestic business as compared to its overseas business net sales to external customers for this segment decreased 11.4% from ¥13,224 million for fiscal 2010 to ¥11,711 million for fiscal 2011.
     Operating Cost and Expenses. Operating cost and expenses for our Peach John Business segment increased 1.8% from ¥14,556 million for fiscal 2010 to ¥14,811 million for fiscal 2011, primarily due to impairment charges on goodwill and other intangible assets that were recognized in the amount of ¥1,772 million for fiscal 2011, which more than offset the efficiencies we achieved by reducing our catalogue circulation and improving our methods of advertising. These charges were the result of an evaluation of the recoverability of Peach John’s goodwill, catalog customer relationships and trademarks at the end of fiscal 2011. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates— Valuation of Indefinite-lived Intangible Assets and Goodwill” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates— Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives”.

     Operating Loss. As a result of the foregoing, the operating loss from our Peach John Business segment was ¥3,024 million for fiscal 2011, as compared to the operating loss of ¥1,325 million for fiscal 2010. Our operating loss worsened to 25.7% for fiscal 2011, as compared to 10.0% for fiscal 2010.
     Other
     Net Sales to External Customers. Net sales for our Other Business segment as a percentage of our total net sales increased to 13.9%, as compared to 10.5% for fiscal 2010. This significant increase was principally due to Nanasai’s strong performance associated with openings of new department stores and remodeling of other stores, which amounted to a 37.6% increase in sales compared to 2010. Lecien, our other major subsidiary in our Other Business segment, however, incurred a decrease in net sales despite the reorganization of poorly performing businesses and our allocation of management resources to Lecien because of increased in competition from bulk retailers in our main inner and outerwear markets. Sales from our Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained broadly at the same level; however, sales attributable to our lace fabrics business decreased. Nevertheless, because our financial statements for fiscal 2010 reflected only eight months of Lecien’s net sales compared to a full year for fiscal 2011, we reported an increase in sales attributable to Lecien for fiscal 2011. As a result of the foregoing, net sales to external customers for this segment increased 34.0% from ¥17,245 million for fiscal 2010 to ¥23,107 million for fiscal 2011.
     Operating Cost and Expenses. Operating cost and expenses for our Other Business segment increased 29.1% from ¥21,186 million for fiscal 2010 to ¥27,357 million for fiscal 2011, primarily due to increases in cost of sales and selling, general and administrative expenses associated with the inclusion of Lecien’s results for the entire fiscal 2011 compared to eight months for fiscal 2010.
     Operating Profit. As a result of the foregoing, the operating profit from our Other Business segment was ¥338 million for fiscal 2011, as compared to an operating loss of ¥737 million for fiscal 2010. The operating margin improved to 1.2% for fiscal 2011, as compared to an operating loss of 3.6% for fiscal 2010, due to the increase in sales attributable to Nanasai and our success in reducing expenses, which offset the inclusion of Lecien, which has a lower operating margin compared to our other businesses, for the full fiscal year.
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
     Peach John. Although we made efforts to improve net sales through Peach John’s retail stores by continuing to develop products sold only at those retail stores, net sales for fiscal 2010 at retail stores declined as compared to net sales for fiscal 2009, primarily due to a decrease in the overall number of shoppers at the shopping malls and other buildings in which Peach John is a tenant. The decrease in the number of Peach John retail stores from 28, as of March 31, 2009, to 27, as of March 31, 2010, also resulted in decreased net sales.
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

     Other
     Net Sales to External Customers. Net sales for our Other Business segment as a percentage of our total net sales increased to 10.5%, as compared to 6.3% for fiscal 2009. This increase was principally due to our August 2009 acquisition of a 100% interest in Lecien, whose accounts were consolidated for the rest of fiscal 2010. Lecien’s sales for fiscal 2010, however, were below its sales for fiscal 2009 due to the severe conditions of general merchandisers, which are Lecien’s core sales channel. Sales from the Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained broadly at the same level for fiscal 2009 mainly due to the steady performance of the sales of domestically-made printing fabrics. However, Nanasai performance negatively impacted our sales. Nanasai’s sales were lower than for fiscal 2009 due to reduced orders primarily resulting from poor sales at department stores, suspension and termination of store remodeling and downsizing that accompanied the economic deterioration. There was also a downward pressure on price, as competition through auctions intensified. As a result of the foregoing, net sales to external customers for this segment increased 59.2% from ¥10,832 million for fiscal 2009 to ¥17,245 million for fiscal 2010.
     Operating Cost and Expenses. Operating cost and expenses for our Other Business segment increased 55.9% from ¥13,587 million for fiscal 2009 to ¥21,186 million for fiscal 2010, primarily due to increases in cost of sales and selling, general and administrative expenses associated with our acquisition of Lecien.
     Operating Loss. As a result of the foregoing, the operating loss from our Other Business segment was ¥737 million for fiscal 2010, as compared to an operating profit of ¥188 million for fiscal 2009. The operating margin worsened to -3.6% for fiscal 2010, as compared to 1.4% for fiscal 2009, because the rate of decrease in operating costs and expenses was not sufficient to offset the rate of decrease in net sales. Inclusion of Lecien, with a lower operating margin, as a consolidated subsidiary contributed to the decrease in the operating margin.
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
     Inventory Review
     Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis for raw materials and on an average cost basis for work in process and finished products. Market value, or net realizable value, is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make a sale. A periodic review of inventory is performed in order to determine if inventory is properly stated at the lower of cost or market. Inventories are written down to the estimated net realizable values, if appropriate. Factors such as expected average selling price, expected average cost to make a sale, markdown rate, and class or type of inventories are analyzed to determine estimated net realizable value. We also consider potential disposal of inventories. Criteria utilized to quantify the factors we consider include historical results, judgments regarding future customer demand and other factors. We believe that the amount written down is appropriate. However, if market conditions and demand are less favorable than our projections, the amount we write down may increase and may adversely affect our financial condition or operating results.
     Deferred Tax Assets
     We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the realization of projected future taxable income. In estimating our future taxable income, we consider past operating results, the feasibility of ongoing tax planning strategies and other factors. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income. We believe our deferred tax assets after adjustments for valuation allowance are recoverable. If we record lower than expected earnings and our deferred tax assets become unrecoverable, however, a valuation allowance must be recorded against the amount that is not likely to be recovered, and this may have a negative impact on our profit and loss.
     Impairment Charges on Investments
     Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We periodically determine whether a decline in the fair value of marketable securities and investments is deemed to be other-than-temporary decline, based on criteria that include the duration and severity of market decline, the extent to which cost exceeds market value, our financial position and business outlook and our intent and ability to retain the impaired marketable securities and investments for sufficient period of time for anticipated recovery in market value.

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
     For fiscal 2011, we held securities with respect to which we recognized impairment charges, as well as securities with respect to which we did not recognize any impairment charges even though those securities had been in an unrealized loss position. Based on our assessment of the period of the decline in the fair values and our assessment of the relevant companies’ earnings outlook, we concluded that the decline in fair value for the securities not subject to impairment charges was only temporary and therefore that impairment charges did not need to be recognized for these particular securities. The total of unrealized holding losses for the securities, each of which had an unrealized holding loss of ¥100 million or more at the end of fiscal 2011, was as follows:

Period during which fair value was below
carrying value
(as of March 31, 2011)

		Over three	Over six
	Up to three	months, up to	months, up to
	months	six months	nine months
(in million yen)
Carrying value, less fair value	—	—	212
     Valuation of Indefinite-lived Intangible Assets and Goodwill
     Under ASC 350, “Intangible — Goodwill and Other”, we are required to perform an annual impairment test of our intangible assets with indefinite useful lives and goodwill. We also assess the impairment of such intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important that could trigger an impairment review include the following:
•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends; and

•	significant changes in risk-adjusted discount rates.

     When we determine that the carrying amount of indefinite-lived intangible assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we record an impairment loss based on the difference between the carrying amount and the fair value of the assets.
     If we make an initial determination that the carrying amount of indefinite-lived intangible assets and goodwill may not be recoverable, we engage an independent appraiser to assist us in our determination of the fair values of our reporting units.
     Goodwill
     Significant assumptions used in this analysis include: future cash flows and the risk-adjusted discount rate. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units. The risk-adjusted discount rate is determined by the Capital Asset Pricing Model (CAPM) and we mainly utilize a weighted average cost of capital (WACC) of 5.2%.
     In our determination of the fair value of goodwill, we utilize a discounted cash flow analysis as well as other relevant valuation approaches, including those based on the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units.
     As of March 31, 2011, we evaluated the recoverability of goodwill, which had a carrying value of ¥11,203 million, and concluded that there was an impairment of ¥836 million in the carrying value of goodwill. Due to the potential impact of the risk-adjusted discount rate on fair value, we performed a sensitivity analysis: a 0.5% increase in the risk-adjusted discount rate would result in a further impairment of ¥552 million.
     Trademark
     In its determination of the fair value of trademark, we utilize the relief-from-royalty- method and incorporate relevant unobservable inputs. Significant assumptions used in this analysis include future cash flows, the risk-adjusted discount rate and the rate of royalty. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units.
     On March 31, 2011, we evaluated the recoverability of trademark and concluded that there was no impairment in the carrying value of trademark. We mainly used a risk-adjusted discount rate of 8.16% based on a WACC of 5.2% and an inherent risk spread of trademark of 3.0%. The rate of royalty used for valuation was 3.0%, which was based on the royalty ratio used in the actual transaction with a third party.

     As a result of the evaluation performed for fiscal 2011, we recognized an impairment loss of ¥559 million. Due to the potential impact of the risk-adjusted discount rate on fair value, we performed a sensitivity analysis: a 0.5% increase in the risk-adjusted discount rate would result in the additional of impairment of ¥315 million.
     Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives
     The carrying values of long-lived assets and certain intangible assets, which have estimable useful lives of fixed numbers of years, that we hold and use are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows we expect will result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. The impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value.
     Property, Plants and Equipment
     In accordance with the guidance for the impairment or disposal of property, plants and equipment, buildings and building improvements held and used with a carrying amount of ¥107 million were written down to their fair value of zero, because we decided to abandon an office building. An impairment charge of ¥107 million was included in earnings for fiscal 2011.
     Customer Relationships
     Additionally our customer relationships are included in the certain intangible assets assessed for impairment in the manner delineated above. In our determination of the fair value of customer relationships, we utilize the excess earnings method and incorporate relevant unobservable inputs. Significant assumptions used in this analysis include: future cash flows, the risk-adjusted discount rate and the existing customer percentage, which is the number of the orders received from customers upon acquisition of a company with existing customers as a percentage of the total number of all orders. Future cash flows are based on the management’s cash flow projections for the future five years. The management’s cash flow projections are developed using estimates for expected future earnings growth rates, rate of return and working capital ratio by reporting units. The risk-adjusted discount rate is determined by the Capital Asset Pricing Model (CAPM) and we mainly utilize a weighted average cost of capital (WACC) of 5.2%.
     As a result of the evaluation performed for fiscal 2011, we have recognized an impairment loss of ¥377 million. Due to the potential impact of the risk-adjusted discount rate on the fair value, we performed a sensitivity analysis: a 0.5% increase in the risk-adjusted discount rate would result in the additional of impairment of ¥15 million.
     Revenue Recognition
     We recognize revenue on sales to retailers, mail order catalog sales and internet sales when persuasive evidence of an arrangement exists, delivery has occurred resulting in transfer of title and risk of loss, the sales price is fixed or determinable and collectability is reasonably assured. As for consignment sales, we recognize revenue when the products are sold to the ultimate customer. We recognize revenue on direct retail sales at our directly managed retail stores at the point of sale to the customer.

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
     Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 20-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. On March 31, 2011, the discount rate used for the contributory retirement plan was 2.4%. For other plans, similar indices and methods are used.
     Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5% for fiscal 2011, 2010 and 2009. The estimated long-term rate of return is based on an asset allocation of equity securities of 33%, debt securities of 48%, life insurance company general accounts of 17% and short term financing of 2%.
     These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A change of 0.5% in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

			Thousands of
	Millions of yen		U.S. dollars
	0.5%	0.5%	0.5%	0.5%
	decrease	increase	decrease	increase
Discount rate
Effect on periodic benefit costs	¥(97)	¥100	¥(1,172)	¥1,208
Effect on benefit obligation	(1,692)	1,526	(20,445)	18,439
Expected long-term rate of return on plan assets
Effect on periodic benefit costs	133	(134)	1,607	(1,619)
Effect on benefit obligation	—	—	—	—

     The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump-sum at the earlier of the employee’s termination or the mandatory retirement age.
New Accounting Pronouncements
     Fair Value Measurement
     In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the consolidated balance sheets. The guidance also requires additional disclosure about significant transfers between Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuance and settlements relating to Level 3 measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009 except for the requirement regarding the Level 3 activity which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. These amendments do not have an impact on our consolidated financial position, result of operations or cash flows as this guidance relates only to additional disclosures.
     In May 2011, the FASB issued new guidance for fair value measurements. The guidance changes the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements in order to improve consistency between U.S. GAAP and International Financial Reporting Standards. Also, some amendments change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements, and will lead to an expansion of disclosure requirements. This guidance is effective during interim and annual periods beginning after December 15, 2011. We are currently evaluating the potential impact, if any, of the adoption of this guidance.
     Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
     In July 2010, the FASB issued additional disclosure requirements for financing receivables and allowance for credit losses. This guidance requires enhanced disclosures regarding the quality of the credit risk inherent in our financing receivables, how that credit risk is assessed in calculating the allowance for credit losses, changes in such allowance and the reasons for those changes. It also requires disclosures relating to the accounting policies for financing receivables and allowance for credit losses. We adopted this guidance from the interim period ending after December 15, 2010. Since this guidance related only to additional disclosures, it did not have an impact on our consolidated financial position, result of operations, or cash flows.

     Presentation of Comprehensive Income
     In June 2011, the FASB issued revised guidance for the presentation of comprehensive income. This guidance requires displaying adjustments for items that are reclassified from other comprehensive income to net income in the statement in which the components of net income and the components of other comprehensive income are presented. This guidance does not change the items that must be reported in other comprehensive income, nor does it affect the calculation or reporting of earnings per share. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. This amendment does not have an impact on the consolidated financial position, result of operations or cash flows as this guidance relates only to the presentation of comprehensive income.
B. Liquidity and Capital Resources.
     Our current policy is to fund our cash needs from cash flows from operations, which allow us to secure working capital, make capital investments and pay dividends without relying on substantial borrowings or other financing from outside of our group companies. Our borrowing requirements are not affected by seasonality. We believe that our working capital is adequate for our present requirements and for our business operations in the short to medium term. Thus, we do not believe that our business is substantially dependent on these facilities.
     As of March 31, 2011 we had credit facilities at financial institutions totaling ¥28,841 million, a large majority of which was for short-term, yen-denominated borrowings with variable interest rates. In general, all of our credit facilities have automatically renewed terms, and we are not aware of any issues with respect to any of our lenders that could cause these facilities to become unavailable.
     Of this total credit, ¥13,900 million is available to Wacoal Holdings and our main subsidiary Wacoal Corp., but we have not drawn down from this credit line in recent years and have no current plans to use them in the near future. The remainder of the credit is available for Lecien, Nanasai and our other subsidiaries, which had drawn down for working capital purposes a total of ¥6,401 million as of March 31, 2011, including borrowings by Wacoal Servicing Co. Ltd. of ¥3,464 million and borrowing by Nanasai of ¥2,200 million. Because our policy is to fund cash needs from our cash flows from operations, we do not expect this balance to increase significantly over the short to medium term. Even if any of our subsidiaries loses access to funds from our credit facilities, we believe that it is possible for other companies in our group to provide any necessary funds. We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend, loan or cash advance.
     Additionally, we maintain the majority of our cash and cash equivalent assets in Japanese yen, and generally refrain from using financial products for hedging purposes.

Cash Flows
     Our consolidated cash flows for fiscal 2011, 2010 and 2009 were as follows:

	Fiscal year ending March 31,
	2011	2010	2009
	(in millions)
Net cash provided by operating activities	¥10,054	¥9,449	¥8,168
Net cash used in investing activities	(1,546)	(2,698)	(4,714)
Net cash used in financing activities	(4,899)	(5,438)	(7,448)
     Fiscal 2011 Compared to Fiscal 2010
     Cash Provided by Operating Activities. Net cash provided by operating activities increased by ¥605 million from ¥9,449 million for fiscal 2010 to ¥10,054 million for fiscal 2011. This was primarily due to substantial progress achieved in cost-reduction efforts and to a decrease in inventory combined with an increase in cash flows due to increased sales. Cash inflows from operating activities consisted mainly of cash received from customers and cash outflows are mainly payments for production costs, selling, general and administrative expenses, and income taxes.
     Net Cash Used in Investing Activities. Net cash used in investing activities decreased by ¥1,152 million from ¥2,698 million for fiscal 2010 to ¥1,546 million for fiscal 2011. This decrease was primarily due to a decrease in our purchases of marketable securities, tangible and intangible properties and investments, as well as an increase in our sales of investments, which collectively more than offset a significant decrease in gains from disposition of marketable securities.
     Net Cash Used in Financing Activities. Net cash used in financing activities decreased by ¥539 million from ¥5,438 million for fiscal 2010 to ¥4,899 million for fiscal 2011. This decrease was primarily due to reduced cash distributions, reduction in repurchases, reduced repayment of long-term obligations and a new loan, which collectively more than offset a significant repayment of short-term loans.
Capital Expenditures
     Capital expenditures were ¥2,662 million for fiscal 2011 (including ¥624 million for rebuilding and relocation of some of our properties, as discussed in “Item 4.D. Property, plants and equipment”), ¥3,998 million for fiscal 2010 and ¥2,362 million for fiscal 2009. These expenditures were primarily for the repair of office facilities of our domestic subsidiaries and the expansion of our specialty retail store network. Payments to acquire intangible assets were ¥671 million in 2011, ¥1,755 million for fiscal 2010 and ¥1,846 million for fiscal 2009. These payments primarily comprised of payments for information technology-related investments.

     For fiscal 2011 we spent ¥624 million for office maintenance and repair, and we expect to spend ¥517 million in fiscal 2012. Although we currently do not have any concrete plans, we expect to continue to make expenditures for the expansion of our specialty retail store network (including costs for the development of new stores and the closure of underperforming stores) and for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.
     In fiscal 2009, we sold plants and other property in connection with the liquidation of our subsidiary Tokai Wacoal Sewing Corp with a book value of ¥59 million. In fiscal 2011, we sold our Karasuyama Corporate Housing with a book value of ¥75 million and our Ikuta Corporate Housing with a book value of ¥152 million.
Cash Dividends
     On May 13, 2011, our board of directors approved a fiscal year-end dividend of ¥100 per five shares of common stock to our shareholders on record as of March 31, 2011, and dividends in a total amount of ¥2,816 million were paid on June 6, 2011. Our current policy is to pay cash dividends once a year, and we seek to pay stable cash dividends based on our consideration of numerous factors, including our ability to improve our enterprise value through investments using retained earnings, ability to improve our net income per share and results of operations.
Share Repurchases
     We repurchased 36,084 shares of common stock during fiscal 2011 from shareholders who held shares constituting less than one unit and requested that such shares be repurchased. See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distribution of Surplus— Unit Share System”. On November 26, 2010, our board of directors approved resolutions to repurchase up to 550 thousand shares of common stock up to a total purchase amount of ¥614 million. Pursuant to this board of directors resolution, we had repurchased 550 thousand shares of common stock for a total purchase price of ¥614 million as of November 29, 2010.
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

     Our research and development activities for fiscal 2011 have been very fruitful as we have been able to succeed in producing new products by improving and building on our existing products. For example, we have announced our long-term aging research results on “body aging (physiological changes associated with aging)”, which were well received by consumers. We have also proposed aging conscious products and new products from our Style Science series.
     The cost of research and development for fiscal 2011 was approximately ¥815 million, compared to ¥778 million for fiscal 2010 and ¥768 million for fiscal 2009. We expect to maintain a similar level of research and development expenditures for fiscal 2012.
D. Trend Information.
     The global economy is seeing continued growth due to the gradual expansion of emerging markets; however, there is a continued concern that rising oil prices and inflation could lead to economic stagnation. In Japan, economic recovery has been dampened by the effects of the major earthquake and tsunami that struck Northeast Japan in March 2011, which not only caused loss of life and economic devastation but has changed consumer behavior. While it is difficult to anticipate macroeconomic trends, we expect that a recovery in consumer spending will take time. In Japan, our main sales channels (i.e., department stores, general merchandisers and specialty retail stores) continue to perform poorly, and we expect that the difficult economic conditions will continue for fiscal 2012.
     We aim to improve our profitability in Japan through business reform and strategic restructuring of our brand channels. In addition, we are working to increase market awareness of those business areas that continue to grow, such as our specialty retail stores, wellness business and men’s innerwear business. We are also putting our full efforts into the restructuring of our supply chain. We hope to turn our Peach John business into a business with a stable rate of return by improving its business model into one that can adapt to changes in the business environment and through the promotion of new products and international expansion.
     The U.S. market remains one of our most important markets, and we expect its optimistic economic condition to remain through 2012. We will work to strengthen our product development capabilities, including for new products, while also actively expanding our sales channels and business into the countries surrounding the United States.
     We expect that our business in China will continue to expand for fiscal 2012. We will continue to open new stores in response to market conditions and conduct promotion campaigns in order to increase awareness of our business.
     For a discussion of other trends that affect our business and operating results, see “Item 3.D. Risk Factors”, “Item 4.B. Business Overview” and “Item 5.A. Operating Results”.

     The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions, and is subject to the qualifications set forth in “Cautionary Statement Regarding Forward Looking Statements”, which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.
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
     The following table summarizes our contractual obligations as of March 31, 2011:

		Less than	1-3	3-5	More than
	Total	1 year	years	years	5 years
	(millions of yen)
Long-term debt obligations	276	63	213	—	—
Capital (Finance) lease obligations	8	7	1	—	—
Operating lease obligations	2,850	819	968	418	645
Purchase obligations	6,591	6,591	—	—	—
Total	9,911	7,554	1,274	432	651

1.	Contractual obligations above exclude related interest payments, as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law (excluded from this table). We expect to contribute ¥1,838 million to our plans in the year ending March 31, 2012.

3.	Liabilities for unrecognized tax benefits of ¥188 million at March 31, 2011 are excluded from the table, as we are unable to make reasonable estimates regarding the amount of the tax benefits through March 31, 2012. See note 16 to our consolidated financial statements regarding income taxes.

4.	The total amount of our expected future pension payments is ¥20,530 million to be paid by March 31, 2021. See note 12 to our consolidated financial statements regarding termination and retirement plans. These payment amounts are not included in the table above because they are not contractually fixed as to amount or timing.

G. Safe Harbor.
     All information that is not historical in nature disclosed under “Item 5.F. Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements” for additional information.
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
     The following is a current list of our directors and corporate auditors:

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and
Birth)	Holdings	Date	Office(s)*

Yoshikata Tsukamoto	President and Representative Director	Apr. 1972	Joined Wacoal Corp.
(Jan. 29, 1948)		Nov. 1977	Director
		Nov. 1981	Managing Director
		Sep. 1984	Executive Vice President
		Sep. 1984 — present	Representative Director
		Jun. 1987 — present	President
		Jun. 2002	Corporate Officer
		Oct. 2005	Representative Director and President, Corporate Officer of Wacoal Corp.
		Oct. 2005 — present	Representative Director and Chairman of Wacoal Corp.

Hideo Kawanaka	Director and Executive Vice President	Apr. 1965	Joined Isetan Co., Ltd.
(Jun. 25, 1942)		Jun. 1992	Director of Isetan Co., Ltd. and manager of Matsudo Branch
		Jul. 1993	Representative Director and President of West Japan Railway Isetan Ltd.
		Jun. 2001	Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation
		Jun. 2004	Representative Director and Senior Manager, Sales Manager of Matsuzakaya Co., Ltd.
		Jun. 2007	Advisor
		Jun. 2007	Senior Managing Director
		Nov. 2007	Director and Senior Corporate Officer of Wacoal Corp.
		Apr. 2008	Director and Vice President, Corporate Officer of Wacoal Corp.
		Jun. 2009 — present	Director and Executive Vice President in charge of Management Reform
		Mar. 2011 — present	Representative Director and Chairman of Peach John Co., Ltd.
		Apr. 2011 — present	Director and Vice Chairman of Wacoal Corp.

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and
Birth)	Holdings	Date	Office(s)*

Ikuo Otani	Managing Director	Mar. 1976	Joined Wacoal Corp.
(Nov. 20, 1953)		Jun. 2001	Corporate Officer and Manager of Business Management
		Jun. 2006	Director and Corporate Officer, and Supervisor of Business Management, of Wacoal Corp.
		Apr. 2008	Director and Corporate Officer, and General Manager of Corporate Planning Division, of Wacoal Corp.
		Apr. 2010	Director and Corporate Officer, and Supervisor of Accounting, of Wacoal Corp.
General Manager of Corporate Planning Department
		Jun. 2010	Director, in charge of Group Management and Corporate Planning
		Jun. 2011	Managing Director and General Manager of Corporate Planning

Hironobu Yasuhara	Director	Mar. 1975	Joined Wacoal Corp.
(Dec. 28, 1951)		Sep. 1996	Deputy General Manager of Guandong Wacoal Inc.
		Apr. 1997	General Manager of Beijing Wacoal Inc.
		Apr. 2004	Chief of Planning & Product Group of Wing Brand Business Department
		Apr. 2005	Corporate Officer/General Manager of Wing Brand Business Department
		Apr. 2006	Executive Corporate Officer/General Manager of Wing Brand Business Department of Wacoal Corp.
		Jun. 2006	Director and Executive Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
		Apr. 2008	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
		Aug. 2009	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department/Chairman and Representative Director of Lecien Corporation (Part-time)
		Apr. 2010	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wacoal Brand Business Department
		Apr. 2011 — present	Representative Director and President, Corporate Officer of Wacoal Corp.
		Jun. 2011 — present	Director

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and
Birth)	Holdings	Date	Office(s)*

Tadashi Yamamoto	Director	Mar. 1976	Joined Wacoal Corp.
(Nov. 14, 1952)		Apr. 2002	General Manager of Human Resources Department
		Jun. 2002	Corporate Officer
		Oct. 2005	Corporate Officer of Wacoal Corp.
		Apr. 2006	General Manager of Personnel and Administration Department
		Apr. 2006	Managing Corporate Officer of Wacoal Corp.
		Jun. 2006	Director
		Jun. 2006	Director and Managing Corporate Officer of Wacoal Corp.
		Apr. 2008 — present	Director in charge of International Affairs
		Apr. 2008 — present	Director and Senior Corporate Officer of Wacoal Corp.

Mamoru Ozaki**	Director	Jun. 1991	Commissioner of National Tax Agency
(May 20, 1935)		Jun. 1992	Administrative Vice-Minister of Finance
		May 1994	President of People’s Finance Corporation
		Oct. 1999	President of National Life Finance Corporation
		Feb. 2003 — present	Advisor of Yazaki Sogyo Corporation
		Jul. 2003	Advisor
		Jun. 2005 — present	Director

Morio Ikeda**	Director	Apr. 1961	Joined Shiseido Co., Ltd. (“Shiseido”)
(Dec. 25, 1936)		Apr. 1990	Director and Chief of Secretary’s Office of Shiseido
		Apr. 1995	Managing Director of Shiseido
		Jun. 1997	Representative Senior Managing Director of Shiseido
		Jun. 2000	Representative Director and Executive Vice President of Shiseido
		Jun. 2001	Representative Director and President of Shiseido
		Jun. 2005	Director and Chairman of Shiseido
		Jun. 2006 — present	Advisor to Shiseido
		Jun. 2010 — present	Director

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and
Birth)	Holdings	Date	Office(s)*

Atsushi Horiba**	Director	Sep. 1972	Joined HORIBA, Ltd.
(Feb. 5, 1948)		Jun. 1982	Appointed Director and General Manager of Overseas Business of HORIBA Ltd.
		Jun. 1988	Appointed Senior Managing Director and General Manager of Sales Division of HORIBA Ltd.
		Jan. 1992	Appointed Representative Director and President of HORIBA Ltd.
		Jun. 2005 — present	Appointed Representative Director, Chairman, and President of HORIBA Ltd.
		Jun. 2008 — present	Director

Yoshio Kawashima	Standing Corporate Auditor	Mar. 1974	Joined Wacoal Corp.
(Feb. 5, 1952)		Jul. 1997	Appointed Manager of Finance Department
		Jun. 2001	Appointed Business Management Group Manager of Overseas Business Division
		Apr. 2007	General Manager of Internal Audit Department
		Jun. 2008 — present	Corporate Auditor

Mitsuo Yamamoto	Standing Corporate Auditor	Apr. 1977	Joined Wacoal Corp.
(Jan. 8, 1955)		Apr. 2005	General Manager of Human Affairs Department
		Apr. 2008	Corporate Officer of Wacoal Corp.
		Apr. 2011 — present	General Manager of Personnel and Administration Planning Department
		Jun. 2011 — present	Corporate Auditor

Akira Katayanagi**	Corporate Auditor	Apr. 1968	Joined Mitsubishi Bank Ltd.
(Feb. 4, 1946)		Jun. 1995	Director and manager of Loan Department 1
		Apr. 1996	Director of The Bank of Tokyo-Mitsubishi, Ltd.
		Feb. 2000	Managing Director and Deputy Branch Manager of Nihonbashi Branch
		May 2001	Managing Director and Deputy Branch Office Manager of Osaka Branch Office
		Jul. 2011	Associate Senior Corporate Executive Office Manager of Osaka Branch Office
		May 2003	Associate Senior Corporate Executive Office
		Jun. 2003	Representative Director and President of DC Card Co., Ltd.
		Apr. 2007	Representative Director and Vice President of Mitsubishi UFJ NICOS Co., Ltd.
		Jun. 2008 — present	Representative Director and Chairman of Mitsubishi UFJ NICOS Co., Ltd.
		Jun. 2010 — present	Corporate Auditor

Position(s) and
Name	Office(s) with
(Date of	Wacoal		Business Experience and Position(s) and
Birth)	Holdings	Date	Office(s)*

Tomoharu Kuda**	Corporate Auditor	Sep. 1972	Joined Deloitte Haskins & Sells
(Dec. 7, 1946)		Oct. 1979	Registered as Certified Public Accountant
		Sep. 1987	Transferred to London Office
		Feb. 1990	Partner of Deloitte Touche Tohmatsu
		Jun. 1997	Representative Partner of Deloitte Touche Tohmatsu
		Jul. 2007 — present	Corporate Auditor

Yoko Takemura**	Corporate Auditor	Apr. 1990	Registered as lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
(Apr. 7, 1952)		Jan. 1997 — present	Partner at Miyake Imai Ikeda law firm.
		Jun. 2005 — present	Corporate Auditor

*	Appointments to Wacoal Corp. prior to October 2005 that continue to the present were transferred to Wacoal Holdings at the time of our transition to a holding company structure.

**	Identified as “independent officers” in our report on independent officers filed with the Tokyo Stock Exchange on March 31, 2011.
     The terms of all of our directors expire in June 2011. The term as corporate auditor for Ms. Takemura expires in June 2013; the term as corporate auditor for Mr. Kuda expires in June 2011, but he will be reelected at our shareholders meeting, and his new term will expire in 2015; Mr. Yamamoto will be elected as corporate auditor at our shareholders meeting, and his term will expire in 2015; the term as corporate auditor for Mr. Kawashima expires in June 2012; and, the term as corporate auditor for Mr. Katayanagi expires in June 2014.
B. Compensation.
Cash Compensation
     Aggregate compensation, including bonuses, paid by us in fiscal 2011 to our directors and corporate auditors was ¥299 million. Of this total, ¥246 million was paid to our directors (including ¥26 million to our four outside directors) and ¥53 million was paid to our corporate auditors (including ¥21 million to our four outside corporate auditors). This includes one director, one outside director and one outside corporate auditor who resigned as of the conclusion of the general meeting of shareholders held on June 29, 2010. As of March 31, 2011, we had four directors, two corporate auditors, three outside directors and three outside corporate auditors.
     Starting with its annual securities report for the year ended March 31, 2010 filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal 2011, Yoshikata Tsukamoto, our President and Representative Director, received compensation in the amount of ¥160 million, comprised of ¥128 million in base salary, ¥10 million as a cash bonus and ¥22 million in stock options.

Retirement Benefits
     We terminated our retirement allowance benefit for our directors and corporate auditors. The balance of our existing liability for termination benefits for directors was ¥317 million at March 31, 2011 and ¥339 million at March 31, 2010. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with the guidance for determination of vested benefit obligation for a defined benefit pension plan, the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors as of March 31, 2011 were ¥385 million, compared to ¥377 million as of March 31, 2010, and were included in liability for termination and retirement benefits.
Stock Option Plans
     We currently have six stock option plans under which there are outstanding options for a total of 148,000 shares of our common stock:
•	First Stock Acquisition Rights: On September 1, 2008, we granted to five directors of Wacoal Holdings stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 40,000 shares of our common stock, of which 30,000 remain outstanding as of July 12, 2011. These rights became fully vested on September 2, 2008. Each person was granted a right to acquire an amount ranging from 4,000 to 19,000 shares of common stock.

•	Second Stock Acquisition Rights: On September 1, 2008, we granted to five directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per shares a total of 17,000 shares of our common stock, of which 17,000 remain outstanding as of July 12, 2011. These rights became fully vested on September 2, 2008. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•	Third Stock Acquisition Rights: On September 1, 2009, we granted to four directors of Wacoal Holdings stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 35,000 shares of our common stock, of which 35,000 remain outstanding as of July 12, 2011. These rights became fully vested on September 2, 2009. Each person was granted a right to acquire an amount ranging from 4,000 to 20,000 shares of common stock.

•	Fourth Stock Acquisition Rights: On September 1, 2009, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 14,000 shares of our common stock, of which 14,000 shares are outstanding as of July 12, 2011. These rights became fully vested on September 2, 2009. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•	Fifth Stock Acquisition Rights: On July 30, 2010, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 35,000 shares of our common stock, of which 35,000 shares are outstanding as of July 12, 2011. These rights became fully vested on September 2, 2010. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•	Sixth Stock Acquisition Rights: On July 30, 2010, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 11,000 shares of our common stock, of which 11,000 shares are outstanding as of July 12, 2011. These rights became fully vested on September 2, 2010. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.
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
     Under the Companies Act of Japan (the “Companies Act”), we must have at least three corporate auditors. At least half of the corporate auditors will be required to be persons who have not been a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of Wacoal Holdings or any of its subsidiaries at any time in the past. Our corporate auditors may not at the same time be directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officers, general managers or employees of Wacoal Holdings or any of its subsidiaries. Together, our corporate auditors form our board of corporate auditors. Our corporate auditors have the duty to examine the financial statements and business reports proposed to be submitted by a representative director to the general shareholders’ meeting. Our corporate auditors also supervise the administration of our affairs by our directors. Corporate auditors are not required to be certified public accountants. They are required to participate in meetings of our board of directors but are not entitled to vote.
     In December 2009, the Tokyo Stock Exchange introduced a listed company rule that requires that a listed company have at least one “independent officer”, which is defined as an outside director or corporate auditor with respect to whom there is no risk of a conflict of interest with general shareholders. Each listed company was required to submit a report on independent officers with the Tokyo Stock Exchange by March 31, 2010 disclosing whether the company had any independent officer, along with other related information. To the extent any company did not have an independent officer at that time, the company was required to select one at the general shareholders meeting related to the fiscal year that ended on or after March 1, 2010. In our report on independent officers submitted to the Tokyo Stock Exchange on March 31, 2010, we identified Messrs. Mamoru Ozaki and Atsushi Horiba, both of whom are outside directors (along with Mr. Kazuo Inamori, who retired in June 2010), and Tomoharu Kuda and Yoko Takemura, both of whom are outside corporate auditors (along with Yutaka Hasegawa who retired in June 2010), as independent officers. In our 2011 report we additionally identified Mr. Morio Ikeda, whom is an outside director, and Mr. Akira Katayanagi, whom is an outside corporate auditor. We identified these persons for the following reasons:
•	Mamoru Ozaki: Mr. Ozaki is the former Commissioner of the National Tax Agency and Administrative Vice-Minister of Finance. We first retained him as advisor in July 2003 related to finance and China. We believe that Mr. Ozaki, with his broad insight into social issues, is qualified to serve as an outside director for us, as we seek to take on greater corporate social responsibility. Also, because he is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that he is capable of serving us as an independent officer.

•	Morio Ikeda: We believe Mr. Ikeda, with his experience and broad insight as a management executive in the area of domestic and overseas business development, is qualified to serve as an outside director for us, as we seek to strengthen our overseas business presence. Additionally, we believe that he is capable of serving us as an independent officer because he has the ability to provide us with advice from the perspective of an individual who has never been employed by us.

•	Atsushi Horiba: We believe Mr. Horiba, with his experience and insight into domestic and overseas business development, is qualified to serve as an outside director for us, as we seek to strengthen our overseas business presence. Also, because he is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that he is capable of serving us as an independent officer.

•	Akira Katayanagi: We believe Mr. Katayanagi, with his experience and broad insight in finance, is qualified to serve as an outside corporate auditor for us. Additionally, we believe that he is capable of serving us as an independent officer because he has the ability to provide us with advice from the perspective of an individual who has never been employed by us.

•	Tomoharu Kuda: Mr. Kuda was the former representative partner of Deloitte Touche Tohmatsu, our auditing firm, until he left the firm in June 2007. Since July 2007, he has been serving us as an outside corporate auditor. We believe Mr. Kuda meet the requirements for an independent officer, as he had never participated in the audit of the Company during his career at Deloitte Touche Tohmatsu, is independent and neutral with respect to general shareholders and has been serving as a corporate auditor with both supervisory and advisory function based on expert knowledge in accounting/finance gained in his career as a certified public accountant.

•	Yoko Takemura: We believe Ms. Takemura, with her legal expertise as a lawyer and years of experience in commercial affairs, is qualified to serve as an outside corporate auditor for us. Also, because she is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that she is capable of serving us as an independent officer.
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
     On May 9, 2007, we established a non-statutory director and officer personnel and compensation advisory committee, which consists of the following members: Ikuo Otani, chair of the committee, Mamoru Ozaki, Masashi Yamaguchi, Tomoki Nakamura and Naoki Hagiwara, the secretary. The committee was established with the goal of reforming the process of selecting our directors and officers and determining their compensation, and promoting objectivity and transparency in the process. The committee will be responsible for recommending new candidates and candidates for promotion, evaluating their performance and setting their compensation, as well as suggesting areas for improvement in the foregoing processes.
     Under the Companies Act and our articles of incorporation, we may enter into a liability limitation agreement with each outside director or corporate auditor which limits the maximum amount of liabilities owed to us arising in connection with a failure to execute duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.
D. Employees.
     The following table lists the number of our full-time employees as of March 31, 2011, 2010 and 2009:

				Asia (other
	Total	Japan	Americas[1]	than Japan)	Europe
March 31, 2011:
Wacoal Business (Domestic)	7,241	7,241	—	—	—
Wacoal Business (Overseas)	6,974	—	1,671	5,262	41
Peach John Business	422	406	—	16	—
Other	1,346	614	5	727	—

Total	15,983	8,261	1,676	6,005	41

				Asia (other
	Total	Japan	Americas[1]	than Japan)	Europe

March 31, 2010:
Wacoal Business (Domestic)	7,453	7,453	—	—	—
Wacoal Business (Overseas)	6,277	—	1,596	4,643	38
Peach John Business	467	456	—	11	—
Other	1,417	681	3	733	—

Total	15,614	8,590	1,599	5,387	38

March 31, 2009:
Wacoal Business (Domestic)	7,471	7,471	—	—	—
Wacoal Business (Overseas)	6,206	—	1,665	4,505	36
Peach John Business	463	453	—	10	—
Other	336	336	—	—	—

Total	14,476	8,260	1,665	4,515	36

1.	Includes employees in the Caribbean.
     During fiscal 2011, we had an average of 1,354 temporary employees.
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

E. Share Ownership.
     The following table lists the number of shares owned by our directors and corporate auditors as of July 12, 2011. As of such date, our directors and corporate auditors collectively held a total of 1,400,136 shares of our common stock as set forth below, and this number of shares constituted 0.99% of all outstanding shares of our common stock.

		% of Common
Name	No. of Shares	Stock
Yoshikata Tsukamoto	1,351,136	*
Hideo Kawanaka	10,000	*
Ikuo Otani	5,000	*
Hironobu Yasuhara	4,000	*
Tadashi Yamamoto	9,000	*
Atsushi Horiba	3,000	*
Yoshio Kawashima	9,000	*
Yoko Takemura	9,000	*

*	Less than 1% of our total outstanding common shares.
     The following table lists the number of shares subject to the stock acquisition rights owned by our directors and corporate auditors as of July 12, 2011.

	No. of Shares
	Subject to
	Stock
	Acquisition	Exercise Price per
Name	Rights	Share
Yoshikata Tsukamoto	60,000	¥1
Hideo Kawanaka	17,000	1
Ikuo Otani	10,000	1
Tadashi Yamamoto	13,000	1
Yoshio Kawashima	—	—
Yoko Takemura	—	—
     Other than as described in Item 6.B above, there are no arrangements that involve the issue or grant of our options, shares or securities to our employees.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders.
     As of March 31, 2011, 140,848,478 shares of our common stock were outstanding, which excludes 2,529,607 shares of treasury stock held by Wacoal Holdings.
     The following table shows information regarding each shareholder who, to our knowledge, beneficially owned more than 5% of our common stock as of March 31, 2011.

		Percentage of Total
Name of Shareholder	Number of Shares	Shares Outstanding
Tradewinds Global Investors, LLC*	13,843,880	9.66%
Mitsubishi UFJ Financial Group, Inc.**	12,939,772	9.2%

*	Based on the most recent Schedule 13G that was filed on February 14, 2011 by Tradewinds Global Investors, LLC, with the Securities and Exchange Commission, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock. We are also aware of a substantial shareholding report, dated November 27, 2009, filed by Tradewinds Global Investors, LLC under the Financial Instruments and Exchange Law of Japan. This substantial shareholding report indicates that Tradewinds Global Investors, LLC held 22,231,834 shares of our common stock as of November 25, 2009, representing approximately 15.5% of our total issued shares as of that date. For the purpose of this table, we have included the more recent shareholding information related to Tradewinds Global Investors, LLC.

**	Based on the most recent Schedule 13G that was filed on February 8, 2011 by Mitsubishi UFJ Financial Group, Inc., with the Securities and Exchange Commission, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock.
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
     Over the past three years, based on filings made with the Kanto Local Finance Bureau, the number of our shares beneficially held by Tradewinds Global Investors, LLC has changed from (i) 24,400,408 shares, or 16.94% of our total issued shares, as of August 2, 2007, to (ii) 25,990,188 shares, or 18.05% of our total issued shares, as of October 31, 2007, to (iii) 24,277,194 shares, or 16.93% of our total issued shares, as of September 30, 2008, to (iv) 22,818,964 shares, or 15,92% of our total issued shares, as of October 28, 2008 to (v) 20,738,579 shares, or 14.46% of our total issued shares, as of January 15, 2009, to (vi) 22,231,834 shares, or 15.51% of our total issued shares as of November 25, 2009, and to (vii) 20,573,798 shares, or 14.35% of our total issued shares, as of October 8, 2010, pursuant to the most recent filing.
     Our major shareholders have the same voting rights as other shareholders. To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of us.
     As of March 31, 2011, 21,837,244 shares, or approximately 15.5% of the outstanding shares of our common stock, were held of record by 58 residents of the United States. The 16,164,550 shares of our common stock held of record by The Bank of New York Mellon on March 31, 2011 underlay the 3,232,910 American Depositary Shares of Wacoal Holdings held of record by 13 persons. Because some of these shares and ADRs evidencing our American Depositary Shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related Party Transactions.
     Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥1,131 million in fiscal 2011.
     Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥537 million in fiscal 2011.
     Certain of our subsidiaries provide short-term loans to each other. As of March 31, 2011, the outstanding balance of such loans was ¥5,499 million.
     We also received royalties from certain affiliates in the amount of ¥201 million in fiscal 2011.
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
B. Significant Changes.
     Except as provided above and elsewhere in this annual report on Form 20-F, there has been no significant change in our financial position since March 31, 2011, the date of our consolidated financial statements included in this annual report on Form 20-F.
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
     The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the NASDAQ Capital Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on July 11, 2011 was ¥1,014, and the last reported sale price of our ADSs on the NASDAQ Capital Market on July 11, 2011 was $62.29.

	Tokyo Stock Exchange		NASDAQ Capital Market
	Price Per Share		Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2007	¥1,821	¥1,358	$80.99	$57.00
2008	1,620	1,229	77.48	51.26
2009	1,573	844	76.85	35.15
2010	1,340	928	67.66	53.75
2011	1,240	890	73.04	55.71

Fiscal quarter ended/ending
March 31, 2009	¥1,240	¥1,053	$69.99	$52.50
June 30, 2009	1,340	1,138	67.66	57.08
September 30, 2009	1,260	1,088	66.72	59.86
December 31, 2009	1,167	928	63.86	53.75
March 31, 2010	1,178	989	64.29	54.98
June 30, 2010	1,240	1,011	66.01	55.71
September 30, 2010	1,218	1,062	71.90	60.70
December 31, 2010	1,185	1,054	72.97	65.37
March 31, 2011	1,199	890	73.04	56.89
June 30, 2011	1,066	928	66.23	57.77

Month ended
January 31, 2011	¥1,199	¥1,097	$73.04	$67.47
February 28, 2011	1,150	1,082	69.90	66.97
March 31, 2011	1,117	890	68.11	56.89
April 30, 2011	1,065	1,000	64.96	59.67
May 31, 2011	1,066	967	66.23	59.75
June 30, 2011	1,005	928	62.37	57.77
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
B. Memorandum and Articles of Association.
     The following summarizes certain provisions of our organizational documents and applicable Japanese law. This summary is qualified in its entirety by reference to the Companies Act and our articles of incorporation, share handling regulations and regulations of the board of directors, each as filed as an exhibit to this annual report on Form 20-F.
Organization
     Wacoal Holdings is a joint stock corporation (kabushiki kaisha) incorporated in Japan governed by the Companies Act. It is registered in the Commercial Register (shogyo tokibo) maintained by the Kyoto Local Registry Office of the Ministry of Justice.
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
Directors
     Under the Companies Act, our board of directors has the executive power and duty to manage our affairs, and each representative director, who is elected from among the directors by our board of directors, has the corporate authority to represent our company in all respects. Under both the Companies Act and our regulations of the board of directors, our directors must refrain from engaging in any business which competes with that of our company, unless approved by our board of directors. Any director who has a material interest in the subject matter of a resolution to be taken by our board of directors cannot vote on such resolution.
     The Companies Act and our articles of incorporation provide that the remuneration of directors and corporate auditors be determined at a general meeting of shareholders. Except as stated below, neither the Companies Act nor our articles of incorporation sets forth any special provision as to a director’s or corporate auditor’s power to vote in connection with his or her compensation, the borrowing powers exercisable by a representative director (subject to requisite internal authorizations as required by the Companies Act), the retirement age of any director or corporate auditor or any requirement to hold any shares of our capital stock.
     The Companies Act specifically requires a resolution of the board of directors of a corporation to, among other things, acquire or dispose of material assets, borrow substantial amounts of money, employ or discharge from employment important employees, such as executive officers, and establish, change or abolish a material corporate division such as a branch office. A resolution of our board of directors is also specifically required for the establishment of a control system to ensure the adequacy of our affairs, such as a control system to ensure the exercise of our directors’ duty to comply with laws and regulations and our articles of incorporation. Our regulations of the board of directors require a resolution of our board of directors for the borrowing of significant amounts of money or the guarantee of debt by Wacoal Holdings. Our regulations of the board of directors also require a resolution of our board of directors to approve any transaction between Wacoal Holdings and one of its directors, any allocation of the remuneration and bonuses of directors as previously determined or approved by the general meeting of our shareholders and any determination of the amount and manner of payment of retirement allowances or condolence money payable to directors, the determination of which has been previously entrusted to our board of directors by the general meeting of our shareholders in accordance with the Companies Act.

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
     Under the Companies Act and the Book-Entry Transfer Act, in order for a shareholder to assert against us its rights to which it is entitled as of the record date (such as the right to vote at a general meeting of shareholders or receive dividends), the shareholder must have its name and address registered in our register of shareholders. Under the central book-entry transfer system, shareholders must notify the relevant account management institutions of information prescribed in the Book-Entry Transfer Act and our share handling regulations, including their names and addresses. The registration on the register of shareholders is made upon our receipt of necessary information from JASDEC (as described in “—Record Date” below). On the other hand, in order for a shareholder to assert directly against us its rights to which it is entitled regardless of record dates (such as certain “minority shareholders’ rights”, including the right to propose a matter to be considered at a general meeting of shareholders, but excluding the right to request us to purchase or sell shares constituting less than a full unit as described in “—Unit Share System” below), JASDEC will, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to us. Thereafter, the shareholder would be required to present us with a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-Entry Transfer Act, the shareholder must exercise such shareholders’ right within four weeks after the notice above has been given.
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
     Distributions of Surplus
     General
     Under the Companies Act, distributions of cash or other assets by a joint stock corporation to its shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on Distributions of Surplus” below). Subject to certain limitations described in “—Restriction on Distributions of Surplus” below, we may make any number of distributions of Surplus per fiscal year to shareholders or pledgees of record as of March 31 of each year or any other record date set by our board of directors of which not less than two weeks’ prior public notice must be given. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of our shareholders, but may also be made pursuant to a resolution of our board of directors if all the requirements described in (a) through (c) are met:
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
     If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by our board of directors or (if so required by the Companies Act) by a general meeting of our shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. We may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and independent auditor, as required by the ordinances of the Ministry of Justice.
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
     Consolidation of Shares
     We may at any time consolidate our shares in issue into a smaller number of shares by a special shareholders resolution (as described in “—Voting Rights” below). When a consolidation of shares is to be made, we must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, we must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by our shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. We must disclose the reason for the consolidation of shares at the general meeting of shareholders at which the resolution is proposed.

     General Meeting of Shareholders
     Pursuant to our articles of incorporation, an ordinary general meeting of our shareholders is convened in June of each year. In addition, we may hold an extraordinary general meeting of our shareholders whenever necessary.
     Notice of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to the resident proxy or mailing address thereof in Japan) at least two weeks prior to the date set for the meeting. Under the Companies Act, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.
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
     Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of our shareholders by a majority of the total number of voting rights represented at the meeting. Under the Companies Act and our articles of incorporation, the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Our shareholders also may cast their votes in writing. Holders of shares who do not attend a general meeting of our shareholders may also exercise their voting rights by electronic means if our board of directors approves such method of exercising voting rights.

     The Companies Act provides that certain important matters are to be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:
(a)	purchase of shares by us from a specific shareholder other than our subsidiary;

(b)	consolidation of shares;

(c)	issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than shareholders at a “specially favorable” price;

(d)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than our shareholders under “specially favorable” conditions;

(e)	removal of our corporate auditor;

(f)	exemption from liability of our directors, corporate auditors or independent auditors;

(g)	reduction of stated capital (subject to certain exceptions);

(h)	distribution of Surplus in-kind with respect to which shareholders are not granted the right to require us to make a cash distribution instead of an in-kind distribution;

(i)	any amendment to our articles of incorporation (except for such amendments that may be made without approval by shareholders under the Companies Act);

(j)	transfer of all or a substantial portion of our business;

(k)	acquisition of the business of another company requiring approval of the shareholders;

(l)	dissolution, merger or consolidation requiring approval of our shareholders;

(m)	corporate split requiring approval of our shareholders; and

(n)	establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring approval of the shareholders.

     Rights to be Allotted Shares
     The holders of our shares of capital stock have no pre-emptive rights under our articles of incorporation. Authorized but unissued shares may be issued at such times and upon such terms as our board of directors determines, subject to limitations as to the offering of new shares at a “specifically favorable” price mentioned under “—Voting Rights” above. Our board of directors may, however, determine that our shareholders will be given subscription rights regarding a particular issuance of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration thereof at least two weeks’ prior to the date on which such rights expire.
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
     The Companies Act permits us to hold shares acquired by us as treasury stock. Treasury stock may be held by us for any time period and may be cancelled by resolution of our board of directors. We may also transfer shares held by us as treasury stock to any person, subject to a resolution of our board of directors and subject also to other requirements similar to those applicable to the issuance of new shares. We may also utilize our treasury stock for the purpose of transfer to any person upon the exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through the exchange of treasury stock for shares or assets of the acquired company. No specific approval by our board of directors or shareholders at a meeting of shareholders is required for such utilization of treasury stock, although the grant of the relevant stock acquisition rights or the relevant merger, share exchange or corporate split must be approved by our board of directors or shareholders at our shareholders’ meeting, as the case may be.
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
     Under the unit share system, a shareholder has one vote for each unit of shares held by it. Shares not constituting a full unit carry no voting rights and are excluded for the purposes of calculating the quorum for voting purposes. Moreover, under our articles of incorporation, holders of shares constituting less than one unit do not have other shareholder rights, except that such holders may not be deprived of certain rights specified in the Companies Act or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.

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
     On May 27, 2011, we announced our intent to examine decreasing the number of shares that constitute a unit in light of a number of factors, including stock market trends, our share price, demand for and supply of our shares, and costs and benefits.
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
     In general, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident Holder is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Holdings) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 5% (3% for dividends due and payable on or after October 1, 2011) or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014.
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

     Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. The IRS has determined that the United States-Japan income tax treaty is satisfactory for this purpose. In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year. However, please see the discussion under “—Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.
     Foreign Currency Distributions. You must include a dividend paid in foreign currency (e.g., Japanese yen) in income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency into U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency into U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.
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
     If you have held the common stock or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to non-corporate U.S. Holders. If you have held the common stock or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.
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
     Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In determining that we are not a PFIC, we are relying on our projected revenues and projected capital expenditures. If our actual revenues and capital expenditures do not match our projections, we may become a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In addition, our determination is based on a current valuation of our assets, including goodwill (generally an active asset). In calculating goodwill, we have valued our total assets based on our market capitalization, determined using the market price of our ordinary shares. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may become a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our assets, including goodwill, which may result in our being a PFIC.
     We do not believe that we were a PFIC for the preceding taxable year or will be a PFIC for the current taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status.
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
     QEF Election. We currently do not intend to prepare or provide you with certain tax information that would permit you to make a QEF Election to avoid the adverse tax consequences associated with owning PFIC stock.

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
     Legislative Developments
     Signed into law March 30, 2010, the Health Care and Education Reconciliation Act provides, among other things, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.
     You should consult your tax advisors regarding the implications of the additional Medicare tax resulting from your ownership and disposition of ordinary shares.

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

Equity Price Risk
     Maturities and fair values of our marketable securities as of March 31, 2011 were as follows (yen in millions):

			Due	Due	Due	Due
			after	from	from	from	Due
Year ended		Due	one to	two to	three to	four to	after
March 31,	Debt	within	two	three	four	five	five	Equity
2011	securities	one year	years	years	years	years	years	securities
Cost	4,467	1,098	102	464	210	728	1,865	22,165
Fair value	4,562	1,105	103	475	214	743	1,922	29,137
     Maturities and fair values of our marketable securities as of March 31, 2010 were as follows (yen in millions):

			Due	Due	Due	Due
			after	from	from	from	Due
Year ended		Due	one to	two to	three to	four to	after
March 31,	Debt	within	two	three	four	five	five	Equity
2010	securities	one year	years	years	years	years	years	securities
Cost	6,374	2,684	1,098	102	263	210	2,017	23,841
Fair value	6,529	2,739	1,110	103	274	211	2,092	32,652
     We hold marketable securities for short-term investment. In general, highly-liquid and low-risk instruments are preferred in the portfolio. Marketable securities included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. As of March 31, 2011, we held available-for-sale marketable equity securities with a fair value of ¥29,137 million. The historical cost of these securities is ¥22,165 million, and gross unrealized gains and losses of ¥7,488 and ¥516 million, respectively have been recognized since the time the securities were acquired.
     Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We make a determination each quarter, and we principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value. Other-than-temporary impairment charges were ¥1,585 million for fiscal 2011 and ¥1,460 million for fiscal 2010.

Foreign Exchange Risk
     Our international operations expose us to the risk of changes in foreign currency exchange rates. We occasionally use forward currency exchange contracts to manage our exposure to foreign currency fluctuation on the transactions denominated in foreign currencies.
     The following table summarizes our forward currency contracts as of March 31, 2011:

				Weighted
				average
	Notional amount	Notional amount	Fair value	contractual rates
	(in millions except for weighted average contractual rates)
Purchases to sell foreign currencies	$2	¥198	¥(6)	88.2

				Weighted
				average
	Notional amount	Notional amount	Fair value	contractual rates
	(in millions except for weighted average contractual rates)
Purchases to buy foreign currencies	$30	¥2,541	¥(13)	83.5
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

     We recorded a decrease in the fair value of our derivative contract of ¥8 million in other income since it was not designated as a hedge in fiscal 2011 and an increase of ¥103 million in fiscal 2010.
Interest Rate Risk
     As of March 31, 2011, our interest rate risk on short-term borrowings (¥6,117 million) and lease obligations (¥8 million) was immaterial. We do not expect interest rates to rise sharply in the near future. Although our lease obligations have fixed interest rates, the amount outstanding is not material. As of March 31, 2010, our interest rate risk on short-term borrowings (¥7,941 million) and lease obligations (¥51 million) was immaterial.
     The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2011.
Lease Obligations (Including Due Within One Year)
Wacoal Holdings and Subsidiaries

		Expected maturity date
Year ended		(yen in millions)						Estimated
March 31, 2011	Total	2012	2013	2014	2015	2016	Thereafter	fair value
Lease obligations	8	7	1	—	—	—	—	8
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
     We had no outstanding interest rate swaps as of March 31, 2011 or March 31, 2010.
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
     Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).
     Based on its assessment, management concluded that, as of March 31, 2011, our internal control over financial reporting was effective based on the COSO criteria.
     Our independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2011, as stated in its report which appears on page F-3.
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
Item 16A. Audit Committee Financial Expert.
     Our board of auditors has determined that Tomoharu Kuda qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Kuda was appointed as an outside corporate auditor pursuant to the Japanese Companies Act on June 28, 2007, and is independent from us and our management. Please refer to Item 6.A for more information regarding Mr. Kuda.

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
Item 16C. Principal Accountant Fees and Services.
Fees and Services of Deloitte Touche Tohmatsu LLC
     Deloitte Touche Tohmatsu LLC (DTT) serves as Wacoal Holdings’ principal accountant. The following table presents fees for audit and other services rendered by DTT for fiscal 2011 and 2010.
DTT Fees for Audit and Other Services
(yen in millions)

	Years ended March 31,
	2011	2010
Audit fees	¥206	¥223
Audit related fees	11	13
Tax fees	24	30
All other fees	20	21

Total	¥261	¥287
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

		(b)	(c) Total Number of	(d) Maximum
	(a) Total	Average	Shares Purchased as	Number of Shares
	Number of	Price Paid	Part of Publicly	That May Yet Be
	Shares	Per Share	Announced Plans or	Purchased Under the
	Purchased	(yen)	Programs	Plans or Programs
Apr. 1 — Apr. 30, 2010	969	1,180	—	—
May 1 — May 31, 2010	1,129	1,162	—	—
Jun. 1 — Jun. 30, 2010	1,055	1,034	—	—
Jul. 1 — Jul. 31, 2010	2,828	1,105	—	—
Aug. 1 — Aug. 31, 2010	1,176	1,180	—	—
Sept. 1 — Sept. 30, 2010	9,821	1,150	—	—
Oct. 1 — Oct. 31, 2010	4,280	1,156	—	—
Nov. 1 — Nov. 30, 2010	552,769	1,112	550,000	—
Dec. 1 — Dec. 31, 2010	6,101	1,116	—	—
Jan. 1 — Jan. 31, 2011	2,264	1,155	—	—
Feb. 1 — Feb. 28, 2011	2,721	1,134	—	—
Mar. 1 — Mar. 31, 2011	971	1,083	—	—
Total	586,084	1,118	550,000	—

1.	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Wacoal Holdings purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Capital Stock—Unit Share System” under Item 10.B of this annual report on Form 20-F.

2.	On November 26, 2010, our board of directors approved a share repurchase plan pursuant to which we may purchase up to 550,000 shares of common stock on November 29, 2010 up to a total purchase price of ¥614 million.

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
     Independent Directors
     Nasdaq requires that a majority of an issuer’s board of directors be independent and that such independent directors have regularly scheduled meetings at which only they are present. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, the Companies Act has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are currently required to have at least half of their corporate auditors meet independence requirements under the Companies Act. An outside corporate auditor is defined as a corporate auditor who has never served as a director, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person), executive officer, general manager or employee of the company or any of its subsidiaries. Currently, we have three outside corporate auditors.
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
     Quorum
     We are exempt from Nasdaq’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Companies Act, however, under our articles of incorporation no quorum is required for the adoption of resolutions at a general meeting of our shareholders, except for (i) the election of directors and corporate auditors for which the quorum will not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Companies Act (the “special shareholders resolutions”), including an amendment to the articles of incorporation, a reduction of stated capital, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation requiring shareholders’ resolution and any offering of new shares at a “specially favorable” price (or any offering of the stock acquisition rights to subscribe for, or acquire its shares at “specially favorable” conditions) to any persons other than shareholders. The quorum for special shareholder resolutions must be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the applicable shareholders’ meeting is necessary. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.
     Shareholder Proxies
     We are exempt from Nasdaq’s requirement that a Nasdaq-listed company solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. The Companies Act requires us to send ballots to all shareholders with voting rights, together with the notice of shareholders’ meeting. Although we may choose to solicit proxies from all shareholders with voting rights instead of voting by ballot, we, in common with the majority of public companies in Japan, provide our shareholders with the opportunity to vote directly by ballot.

     Review of Related Party Transactions
     We are exempt from Nasdaq’s requirement that a Nasdaq-listed company conduct an appropriate review of all related party transactions for potential conflict of interests and that all such transactions be approved by such company’s audit committee or other independent body of the board of directors. The Companies Act provides that approval of the board of directors is required for any transaction between Wacoal Holdings and any of its directors or any transaction between Wacoal Holdings and any third party where such transaction involves a conflict of interest situation between Wacoal Holdings and a director. No director can engage in any business which competes with the business of Wacoal Holdings unless he is permitted to do so by the board of directors. All material related party transactions between Wacoal Holdings, its subsidiaries, directors and major shareholders must be disclosed in Wacoal Holdings’ securities report filed annually with the relevant local finance bureau.
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
Item 18. Financial Statements.
     We have responded to Item 17 in lieu of responding to this item.
Item 19. Exhibits.
     Exhibits filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)*

1.2	Share Handling Regulations of the Registrant (English Translation)***

1.3	Regulations of the Board of Directors of the Registrant (English Translation)

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)*

2.1	Form of Amended and Restated Deposit Agreement, dated as of December 1, 1997, among Wacoal Corp., The Bank of New York, and all Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-1634) filed on October 23, 1997)

8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics of the Registrant**

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 29, 2006.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 20, 2007.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 16, 2010.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP. (Registrant)
By	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: July 15, 2011

Wacoal Holdings Corp. and Subsidiaries

SCHEDULES:
Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
      Wacoal Holdings Corp.
      Kyoto, Japan
We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended March 31, 2011, which are all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Companies’ internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2011 expressed an unqualified opinion on the Companies’ internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu LLC
Kyoto, Japan
June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
      Wacoal Holdings Corp.
      Kyoto, Japan
We have audited the internal control over financial reporting of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Companies’ internal control over financial reporting based on our audit.
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
In our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Companies and our report dated June 29, 2011 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu LLC
Kyoto, Japan
June 29, 2011

Wacoal Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
March 31, 2011 and 2010

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2011	2010	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	¥26,981	¥24,317	$326,015
Time deposits	698		8,434

Total	27,679	24,317	334,449
Marketable securities (Notes 3, 19 and 20)	4,819	6,529	58,229
Notes and accounts receivable:
Trade notes	500	469	6,042
Trade accounts (Note 17)	20,371	21,116	246,145
Allowance for returns and doubtful receivables (Note 4)	(1,549)	(1,972)	(18,717)
Inventories (Note 5)	30,956	32,103	374,045
Deferred income taxes (Note 16)	5,134	4,595	62,035
Other current assets (Notes 17, 19 and 20)	2,586	2,776	31,247

Total current assets	90,496	89,933	1,093,475

PROPERTY, PLANT AND EQUIPMENT:
Land (Notes 9, 17 and 20)	21,774	22,012	263,097
Buildings and building improvements (Notes 9, 11, 17 and 20)	60,322	61,585	728,879
Machinery and equipment	14,023	14,773	169,442
Construction in progress	93	103	1,124

Total	96,212	98,473	1,162,542
Accumulated depreciation	(46,467)	(46,653)	(561,467)

Net property, plant and equipment	49,745	51,820	601,075

OTHER ASSETS:
Investments in affiliated companies (Note 6)	14,702	14,769	177,646
Investments (Notes 3, 9, 19 and 20)	32,672	35,828	394,780
Goodwill (Notes 7, 8 and 20)	10,367	11,203	125,266
Other intangible assets (Notes 7, 8 and 20)	10,325	12,351	124,759
Prepaid pension expense (Note 12)	158	263	1,909
Deferred income taxes (Note 16)	879	935	10,621
Other	6,001	6,285	72,511

Total other assets	75,104	81,634	907,492

TOTAL	¥215,345	¥223,387	$2,602,042

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 2)
	2011	2010	2011

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 9)	¥6,117	¥7,941	$73,913
Notes and accounts payable:
Trade notes	1,623	2,174	19,611
Trade accounts (Note 17)	10,507	9,161	126,957
Other payables	5,700	5,975	68,874
Accrued payroll and bonuses	6,201	5,927	74,928
Income taxes payable (Note 16)	1,870	2,105	22,595
Current portion of long-term debt (Notes 9 and 19)	70	108	846
Other current liabilities (Notes 12, 16, 19 and 20)	2,335	2,292	28,214

Total current liabilities	34,423	35,683	415,938

LONG-TERM LIABILITIES:
Long-term debt (Notes 9 and 19)	214	80	2,586
Liability for termination and retirement benefits (Note 12)	2,200	2,269	26,583
Deferred income taxes (Note 16)	7,441	9,380	89,910
Other long-term liabilities (Notes 11, 12 and 16)	2,200	2,422	26,583

Total long-term liabilities	12,055	14,151	145,662

COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)

EQUITY

WACOAL HOLDINGS CORP. SHAREHOLDERS’ EQUITY (Notes 13 and 22):
Common stock, no par value — authorized, 500,000,000 shares in 2011 and 2010; issued 143,378,085 shares in 2011 and 2010	13,260	13,260	160,222
Additional paid-in capital (Note 14)	29,401	29,366	355,256
Retained earnings	136,946	137,155	1,654,737
Accumulated other comprehensive loss (Note 15):
Foreign currency translation adjustments	(10,344)	(7,505)	(124,989)
Unrealized gain on securities	2,596	3,669	31,368
Pension liability adjustments (Note 12)	(2,002)	(1,783)	(24,190)

Total accumulated other comprehensive loss	(9,750)	(5,619)	(117,811)
Less treasury stock at cost — 2,529,607 shares and 2,179,739 shares in 2011 and 2010	(2,890)	(2,532)	(34,920)

Total Wacoal Holdings Corp. shareholders’ equity	166,967	171,630	2,017,484

NONCONTROLLING INTERESTS	1,900	1,923	22,958

Total equity	168,867	173,553	2,040,442

TOTAL	¥215,345	¥223,387	$2,602,042

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2011, 2010 and 2009

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2011	2010	2009	2011

NET SALES (Note 17)	¥165,726	¥163,297	¥172,276	$2,002,489

OPERATING COSTS AND EXPENSES:
Cost of sales (Notes 12 and 17)	81,895	79,953	84,686	989,548
Selling, general and administrative (Notes 1, 7, 12, 14 and 17)	77,592	78,392	77,399	937,554
Impairment charges on property, plant and equipment (Note 20)	107	23	29	1,293
Impairment charges on goodwill (Notes 8 and 20)	836	71		10,101
Impairment charges on other intangible assets (Notes 8 and 20)	936	1,023		11,310
Loss on sale or disposal of property, plant and equipment — net	105	25	33	1,269

Total operating costs and expenses	161,471	159,487	162,147	1,951,075

OPERATING INCOME	4,255	3,810	10,129	51,414

OTHER INCOME (EXPENSES):
Interest income	135	144	274	1,631
Interest expense	(88)	(98)	(75)	(1,063)
Dividend income	643	619	677	7,769
Gain on sale or exchange of marketable securities and investments — net (Note 3)	374	7	19	4,519
Impairment charges on marketable securities and investments (Note 3)	(1,585)	(1,460)	(3,550)	(19,152)
Other — net (Notes 1 and 20)	5	101	153	61

Total other loss — net	(516)	(687)	(2,502)	(6,235)

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 16)	3,739	3,123	7,627	45,179

INCOME TAXES (Note 16):
Current	3,463	3,161	2,717	41,844
Deferred	(1,471)	(1,587)	496	(17,774)

Total income taxes	1,992	1,574	3,213	24,070

INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,747	1,549	4,414	21,109

EQUITY IN NET INCOME OF AFFILIATED COMPANIES (Note 6)	990	907	893	11,963

NET INCOME	2,737	2,456	5,307	33,072

NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(122)	68	(77)	(1,475)

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP.	¥2,615	¥2,524	¥5,230	$31,597

(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended March 31, 2011, 2010 and 2009

				U.S. Dollars
	Yen			(Note 2)
	2011	2010	2009	2011

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP. PER SHARE (Note 18):
Basic	¥18.53	¥17.86	¥36.75	$0.22

Diluted	¥18.51	¥17.85	¥36.74	$0.22

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP. PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 18):
Basic	¥92.64	¥89.28	¥183.74	$1.12

Diluted	¥92.56	¥89.24	¥183.72	$1.12

See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Comprehensive (Loss) Income
Years Ended March 31, 2011, 2010 and 2009

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2011	2010	2009	2011

NET INCOME	¥2,737	¥2,456	¥5,307	$33,072

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX (Note 15):
Foreign currency translation adjustments	(2,915)	795	(8,710)	(35,223)
Unrealized (losses) gains on securities	(1,072)	3,351	(4,978)	(12,953)
Pension liability adjustments	(219)	1,600	(3,897)	(2,646)

OTHER COMPREHENSIVE (LOSS) INCOME	(4,206)	5,746	(17,585)	(50,822)

COMPREHENSIVE (LOSS) INCOME	(1,469)	8,202	(12,278)	(17,750)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(47)	49	105	(568)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP.	¥(1,516)	¥8,251	¥(12,173)	$(18,318)

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Equity
Years Ended March 31, 2011, 2010 and 2009

		Millions of Yen
	Shares of				Accumulated		Total Wacoal
	Outstanding		Additional		Other		Holdings Corp.
	Common Stock	Common	Paid-in	Retained	Comprehensive	Treasury	Shareholders’	Noncontrolling
	(Thousands)	Stock	Capital	Earnings	Income (Loss)	Stock	Equity	Interests	Total Equity

BALANCE, APRIL 1, 2008	143,342	¥13,260	¥29,262	¥136,589	¥6,057	¥(55)	¥185,113	¥2,351	¥187,464

Net income				5,230			5,230	77	5,307
Other comprehensive loss					(17,403)		(17,403)	(182)	(17,585)
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥125 per 5 shares of common stock				(3,584)			(3,584)		(3,584)
Cash dividends paid to noncontrolling interests								(83)	(83)
Repurchase of treasury stock	(2,891)					(3,537)	(3,537)		(3,537)
Share-based compensation granted (Note 14)			54				54		54
Purchase of common shares of the Company’s subsidiary								(69)	(69)

BALANCE, MARCH 31, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)	165,873	2,094	167,967

Net income				2,524			2,524	(68)	2,456
Other comprehensive income					5,727		5,727	19	5,746
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥125 per 5 shares of common stock				(3,511)			(3,511)		(3,511)
Cash dividends paid to noncontrolling interests								(76)	(76)
Repurchase of treasury stock	(1,372)					(1,540)	(1,540)		(1,540)
Sale of treasury stock	11					13	13		13
Share-based compensation granted and exercised (Note 14)	4		50			5	55		55
Purchase and sales of common shares of the Company’s subsidiaries								(46)	(46)
Distribution of treasury stock to acquire a subsidiary (Note 7)	2,104			(93)		2,582	2,489		2,489

BALANCE, MARCH 31, 2010	141,198	13,260	29,366	137,155	(5,619)	(2,532)	171,630	1,923	173,553

Net income				2,615			2,615	122	2,737
Other comprehensive loss					(4,131)		(4,131)	(75)	(4,206)
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥100 per 5 shares of common stock				(2,824)			(2,824)		(2,824)
Cash dividends paid to noncontrolling interests								(70)	(70)
Repurchase of treasury stock	(586)					(655)	(655)		(655)
Sale of treasury stock	236		(15)			297	282		282
Share-based compensation granted (Note 14)			50				50		50

BALANCE, MARCH 31, 2011	140,848	¥13,260	¥29,401	¥136,946	¥(9,750)	¥(2,890)	¥166,967	¥1,900	¥168,867

(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Equity
Years Ended March 31, 2011, 2010 and 2009

	Thousands of U.S. Dollars (Note 2)
				Accumulated		Total Wacoal
		Additional		Other		Holdings Corp.
	Common	Paid-in	Retained	Comprehensive	Treasury	Shareholders’	Noncontrolling
	Stock	Capital	Earnings	Loss	Stock	Equity	Interests	Total Equity

BALANCE, MARCH 31, 2010	$160,222	$354,833	$1,657,263	$(67,896)	$(30,594)	$2,073,828	$23,236	$2,097,064

Net income			31,597			31,597	1,475	33,072
Other comprehensive loss				(49,915)		(49,915)	(907)	(50,822)
Cash dividends paid to Wacoal Holdings Corp. shareholders, $1 per 5 shares of common stock			(34,123)			(34,123)		(34,123)
Cash dividends paid to noncontrolling interests							(846)	(846)
Repurchase of treasury stock					(7,915)	(7,915)		(7,915)
Sale of treasury stock		(181)			3,589	3,408		3,408
Share-based compensation granted (Note 14)		604				604		604

BALANCE, MARCH 31, 2011	$160,222	$355,256	$1,654,737	$(117,811)	$(34,920)	$2,017,484	$22,958	$2,040,442

See notes to consolidated financial statements.
(Concluded)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2011, 2010 and 2009

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2011	2010	2009	2011

OPERATING ACTIVITIES:
Net income	¥2,737	¥2,456	¥5,307	$33,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,678	4,807	4,546	56,525
Share-based compensation (Note 14)	50	55	54	604
Provision for returns and doubtful receivables — net	(378)	(360)	(725)	(4,567)
Deferred income taxes	(1,471)	(1,587)	496	(17,774)
Loss on sale or disposal of property, plant and equipment — net	105	25	33	1,269
Impairment charges on property, plant and equipment (Note 20)	107	23	29	1,293
Impairment charges on goodwill (Notes 8 and 20)	836	71		10,101
Impairment charges on other intangible assets (Notes 8 and 20)	936	1,023		11,310
Gain on sale or exchange of marketable securities and investments — net (Note 3)	(374)	(7)	(19)	(4,519)
Impairment charges on marketable securities and investments (Note 3)	1,585	1,460	3,550	19,152
Equity in net income of affiliated companies, less dividends	(566)	(492)	(296)	(6,839)
Changes in assets and liabilities:
Decrease in notes and accounts receivable	421	1,794	2,109	5,087
Decrease (increase) in inventories	420	806	(2,494)	5,075
Decrease in other current assets	125	331	105	1,510
Increase (decrease) in notes and accounts payable	1,007	(2,525)	841	12,168
(Decrease) increase in liability for termination and retirement benefits	(315)	439	(1,209)	(3,806)
(Decrease) increase in accrued expenses, income taxes payable and other current liabilities	(166)	996	(3,550)	(2,006)
Other	317	134	(609)	3,829

Net cash provided by operating activities	10,054	9,449	8,168	121,484

INVESTING ACTIVITIES:
Increase in time deposits — net	(730)			(8,821)
Proceeds from sales and redemption of marketable securities	3,253	12,131	7,124	39,306
Payments to acquire marketable securities	(1,286)	(7,846)	(5,439)	(15,539)
Proceeds from sales of property, plant and equipment	550	468	159	6,646
Capital expenditures	(2,662)	(3,998)	(2,362)	(32,165)
Payments to acquire intangible assets (Note 8)	(671)	(1,755)	(1,846)	(8,108)
Proceeds from sales of investments	988	5	30	11,938
Payments to acquire investments	(975)	(2,019)	(1,871)	(11,781)
Cash balances of subsidiary acquired through share exchanges (Note 7)		362
Other	(13)	(46)	(509)	(157)

Net cash used in investing activities	(1,546)	(2,698)	(4,714)	(18,681)

FINANCING ACTIVITIES:
Decrease in short-term bank loans — net	(1,798)	(442)	(279)	(21,725)
Proceeds from issuance of long-term debt	200			2,417
Repayments of long-term debt	(104)	(350)	(48)	(1,257)
Repurchase of treasury stock	(655)	(1,148)	(3,537)	(7,914)
Sale of treasury stock	282	13		3,407
Dividends paid on common stock	(2,824)	(3,511)	(3,584)	(34,123)

Net cash used in financing activities	(4,899)	(5,438)	(7,448)	(59,195)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(945)	65	(1,110)	(11,419)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥2,664	¥1,378	¥(5,104)	$32,189
(Continued)

Wacoal Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended March 31, 2011, 2010 and 2009

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 2)
	2011	2010	2009	2011

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS — (Forward)	¥2,664	¥1,378	¥(5,104)	$32,189

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,317	22,939	28,043	293,826

CASH AND CASH EQUIVALENTS, END OF YEAR	¥26,981	¥24,317	¥22,939	$326,015

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥91	¥98	¥75	$1,100
Income taxes	3,627	2,078	7,268	43,826

NONCASH INVESTING ACTIVITIES:
Fair value of certain marketable securities received in exchange for other marketable securities with a carrying values of ¥5 million in 2010		¥11	¥9
Acquisition of marketable securities by assuming payment obligation	¥200			$2,417
Acquisition of subsidiary through share exchange (Note 7)		2,489
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

Foreign subsidiaries of the Company have a fiscal year ending December 31. Two domestic subsidiaries have a fiscal year ending February 28. The accounts of those subsidiaries are included in the Company’s consolidated financial statements based on the subsidiaries’ fiscal year. There were no material intervening events that occurred with respect to these subsidiaries.

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

Cash and Cash Equivalents — Cash and cash equivalents include all time deposits and certificates of deposit (all of which are interest-bearing) with original maturities of three months or less.

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

Foreign currency translation losses for the year ended March 31, 2011 were ¥142 million ($1,716 thousand). Foreign currency translation gains for the years ended March 31, 2010 and 2009 were ¥43 million and ¥35 million, respectively. They have been included in other — net of other income (expenses).

Marketable Securities and Investments — The Companies classify their marketable securities and investments as either trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and unrealized holding gains and losses on trading securities are included in earnings. Available-for-sale securities are carried at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in other comprehensive (loss) income, a separate component of equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

If a decline in the fair value of marketable securities and investments is determined to be other than temporary, an impairment charge is recorded in the consolidated statements of income. The Companies periodically determine whether a decline in the fair value of marketable securities and investments is deemed to be other than temporary based on criteria that include the duration of the market decline, the extent to which cost exceeds market value, the financial position and business outlook of the issuer and the intent and ability of the Companies to retain the impaired marketable securities and investments for a sufficient period of time for anticipated recovery in market value.

Allowance for Sales Returns — Allowance for sales returns is estimated based on historical products returns experience, sales movements, and the overall retail industry situation.

Allowance for Doubtful Receivables - Allowance for doubtful notes and receivables is estimated based on historical collection experience and additional information including current economic conditions and creditworthiness of each applicable customer.

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
Depreciation expenses for the years ended March 31, 2011, 2010 and 2009 are ¥2,828 million ($34,171 thousand), ¥3,016 million and ¥3,050 million, respectively.
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
Termination and Retirement Plans — Termination and retirement benefits are accounted for in accordance with the guidance for retirement benefits. The Companies amortize net actuarial gains and losses and prior service cost over the average employees’ remaining service period by a declining-balance method and by a straight-line method, respectively. Provisions for termination and retirement benefits include those for directors and corporate auditors of the Companies.
The Companies do not recognize a gain or loss on settlement of the pension obligation when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year.
Leases — Certain non-cancelable leases are classified as capital leases and the leased assets are included as part of property, plant and equipment. Other leases are classified as operating leases and are not capitalized. The payments on such leases are recorded as expense. The rental expense under operating leases is recognized on a straight-line basis.
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
Shipping and Handling Costs — Shipping and handling fees billed to customers are classified in net sales. Shipping and handling costs are expensed as incurred. Shipping and handling costs for the years ended March 31, 2011, 2010 and 2009 were ¥5,698 million ($68,850 thousand), ¥5,324 million and ¥4,895 million, respectively, and have been included in selling, general and administrative expenses.
Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2011, 2010 and 2009 were ¥12,003 million ($145,034 thousand), ¥11,643 million and ¥13,624 million, respectively, and have been included in selling, general and administrative expenses.
Research and Development Costs — Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2011, 2010 and 2009 were ¥815 million ($9,848 thousand), ¥778 million and ¥768 million, respectively, and have been included in selling, general and administrative expenses.
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
Reclassifications — Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

Recent Accounting Pronouncements:
Fair Value Measurements — In January 2010, the FASB issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the consolidated balance sheets. The guidance also requires additional disclosure about significant transfers between Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchase, sales, issuance and settlements relating to Level 3 measurement. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009 except for the requirement regarding the Level 3 activity which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. These amendments do not have an impact on the consolidated financial position, result of operations or cash flows as this guidance relates only to additional disclosures.
In May 2011, the FASB issued the new guidance for fair value measurements. The guidance changes the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements in order to improve consistency between U.S. GAAP and International Financial Reporting Standards. Also, some amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which leads to an expansion of the disclosure requirements. This guidance is effective during interim and annual periods beginning after December 15, 2011. The Companies are currently evaluating the potential impact, if any, of the adoption of this guidance.
Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses — In July 2010, the FASB issued additional disclosure requirements for financing receivables and allowance for credit losses. This guidance requires enhanced disclosures regarding the quality of the credit risk inherent in the entity’s financing receivables, how that credit risk is assessed in calculating the allowance for credit losses, changes in such allowance and the reasons for those changes. It also requires disclosures relating to the accounting policies for financing receivables and allowance for credit losses. The Companies adopted this guidance from the interim period ending after December 15, 2010. Since this guidance related only to additional disclosures, it did not have an impact on the Companies’ consolidated financial position, result of operations, or cash flows.
Presentation of Comprehensive Income — In June 2011, the FASB issued revised guidance for the presentation of Comprehensive Income. This guidance requires displaying adjustments for items that are reclassified from other comprehensive income to net income in the statement in which the components of net income and the components of other comprehensive income are presented. This guidance does not change the items that must be reported in other comprehensive income, nor does it affect the calculation or reporting of earnings per share. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. This amendment does not have an impact on the consolidated financial position, result of operations or cash flows as this guidance relates only to the presentation of comprehensive income.
2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS
The financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥82.76 to $1, the noon buying rate for yen in New York City as of March 31, 2011. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3.	MARKETABLE SECURITIES AND INVESTMENTS
Available-for-Sale Securities — The fair value of debt and marketable equity securities classified as available-for-sale is based on quoted market prices as of March 31, 2011 and 2010. The cost, gross unrealized gain and loss and the fair value of available-for-sale securities by major security type were as follows:

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2011	Cost	Gain	Loss	Fair Value

Current:
National debt securities	¥510	¥3		¥513
Corporate debt securities	1,300	4	¥27	1,277
Mutual fund	2,657	117	2	2,772

Total	¥4,467	¥124	¥29	¥4,562

Noncurrent:
Equity securities	¥22,165	¥7,488	¥516	¥29,137

	Millions of Yen
		Gross	Gross
		Unrealized	Unrealized
2010	Cost	Gain	Loss	Fair Value

Current:
National debt securities	¥1,160	¥10		¥1,170
Corporate debt securities	1,885	12	¥42	1,855
Bank debt securities	100	0		100
Mutual fund	3,229	176	1	3,404

Total	¥6,374	¥198	¥43	¥6,529

Noncurrent:
Equity securities	¥23,841	¥9,415	¥604	¥32,652

	Thousands of U.S. Dollars
		Gross	Gross
		Unrealized	Unrealized
2011	Cost	Gain	Loss	Fair Value

Current:
National debt securities	$6,163	$36		$6,199
Corporate debt securities	15,708	48	$326	15,430
Mutual fund	32,105	1,413	24	33,494

Total	$53,976	$1,497	$350	$55,123

Noncurrent:
Equity securities	$267,823	$90,478	$6,235	$352,066

There were no available-for-sale securities which have been in a continuous unrealized loss position for more than 12 months as of March 31, 2011 and 2010. Gross unrealized holding losses and fair values of available-for-sale securities, all of which have been in a continuous unrealized loss position for less than 12 months as of March 31, 2011 and 2010, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
		Gross		Gross
		Unrealized		Unrealized
2011	Fair Value	Loss	Fair Value	Loss

Current:
Corporate debt securities	¥673	¥27	$8,132	$326
Mutual fund	9	2	109	24

Total	¥682	¥29	$8,241	$350

Noncurrent:
Equity securities	¥6,009	¥516	$72,608	$6,235

	Millions of Yen
		Gross
		Unrealized
2010	Fair Value	Loss

Current:
Corporate debt securities	¥643	¥42
Mutual fund	44	1

Total	¥687	¥43

Noncurrent:
Equity securities	¥3,867	¥604

The unrealized losses on available-for-sale securities were caused primarily by a general decline in stock prices in Japan as of the end of the fiscal year. The Companies periodically determine whether a decline in the fair value of available-for-sale securities is deemed to be other than temporary based on criteria that includes the duration of market decline, the extent to which cost exceeds market value, the financial position and business outlook of the issuer and the intent and ability of the Companies to retain the impaired available-for-sale securities for sufficient period of time for anticipated recovery in market value as described in Note 1. No available-for-sale securities were identified that meet the Companies’ criterion for recognition of an impairment loss on available-for-sale securities in unrealized loss position presented above. Therefore, the Companies do not believe the unrealized losses represent an other-than-temporary impairment as of March 31, 2011 and 2010.
Future maturities of debt securities and mutual fund classified as available-for-sale excluding mutual fund without fixed maturities as of March 31, 2011 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
		Fair		Fair
	Cost	Value	Cost	Value

Due within one year	¥1,098	¥1,105	$13,268	$13,351
Due after one year through five years	1,504	1,535	18,173	18,548
Due after five years through ten years	700	682	8,458	8,241

Total	¥3,302	¥3,322	$39,899	$40,140

Proceeds from sales of available-for-sale securities were ¥1,602 million ($19,357 thousand), ¥795 million and ¥304 million for the years ended March 31, 2011, 2010 and 2009, respectively. The gross realized gains on the sales of available-for-sale securities for the years ended March 31, 2011, 2010 and 2009 were ¥354 million ($4,277 thousand), ¥4 million and ¥0 million, respectively. The gross realized losses on the sales of available-for-sale securities for the years ended March 31, 2011 and 2010 were ¥37 million ($447 thousand) and ¥3 million, respectively. No realized losses were recorded for the year ended March 31, 2009.
During the years ended March 31, 2010 and 2009, the Companies exchanged certain equity securities for other marketable securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥6 million and ¥2 million in the years ended March 31, 2010 and 2009, respectively. There was no such exchange of marketable securities for the year ended March 31, 2011.
The amount of impairment charges the Companies recognized on available-for-sale securities in which declines in fair value are other than temporary are ¥1,366 million ($16,506 thousand), ¥1,445 million and ¥3,547 million in the years ended March 31, 2011, 2010 and 2009, respectively.
Trading Securities — The Company’s subsidiary in the United States of America has trading securities consisting of mutual funds, which are recorded as marketable securities at the fair value of ¥257 million ($3,105 thousand) as of March 31, 2011. There were no trading securities recorded in marketable securities as of March 31, 2010. The Company recorded a gain of ¥39 million ($471 thousand) which is included in other — net of other income (expense) for the year ended March 31, 2011 that relates to trading securities still held as of March 31, 2011.
The Company’s subsidiary in the United States of America adopted a non-qualified deferred compensation plan and trust agreement. Investments consist of several mutual funds, which are recorded as investments at the fair market value of ¥92 million ($1,112 thousand) and ¥91 million as of March 31, 2011 and 2010, respectively. The Company recorded gains of ¥13 million ($157 thousand) and ¥30 million which are included in other — net of other income for the years ended March 31, 2011 and 2010, respectively that relates to trading securities still held as of March 31, 2011 and 2010, respectively, and ¥23 million of trading loss as other expense for the year ended March 31, 2009 that relates to trading securities still held as of March 31, 2009.
Cost-Method Securities — Investments in non-marketable equity securities for which there are no readily determinable fair values were accounted for using the cost method and aggregated ¥3,443 million ($41,602 thousand) and ¥3,085 million as of March 31, 2011 and 2010, respectively. Investments in non-marketable equity securities are reviewed annually or upon the occurrence of an event for other-than-temporary impairment. The Companies recognized impairment charges on investments in non-marketable equity securities of ¥219 million ($2,646 thousand), ¥15 million and ¥3 million in the years ended March 31, 2011, 2010 and 2009, respectively.

4.	VALUATION AND QUALIFYING ACCOUNTS
Information related to the Companies’ allowance for doubtful receivables was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Balance at beginning of year	¥116	¥82	¥77	$1,401
Increase due to change in scope of consolidation (Note 7)		28
Charged to costs and expenses	13	38	13	157
Balances written-off/reversed	(30)	(32)	(8)	(362)

Balance at end of year	¥99	¥116	¥82	$1,196

Information related to the Companies’ allowance for returns was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Balance at beginning of year	¥1,856	¥2,197	¥3,068	$22,426
Increase due to change in scope of consolidation (Note 7)		15
Charged to costs and expenses	1,450	1,856	2,197	17,521
Balances utilized	(1,856)	(2,212)	(3,068)	(22,426)

Balance at end of year	¥1,450	¥1,856	¥2,197	$17,521

5.	INVENTORIES
The components of inventories as of March 31, 2011 and 2010 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Finished products	¥26,576	¥27,752	$321,121
Work in process	3,300	3,263	39,874
Raw materials	1,080	1,088	13,050

Total	¥30,956	¥32,103	$374,045

6.	INVESTMENTS IN AFFILIATED COMPANIES
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

The Companies’ investments in affiliated companies and percentage of ownership as of March 31, 2011 and 2010 include, among others, the following companies:

	Percentage of Ownership (%)
Name of Investee	2011	2010

Thai Wacoal Public Company Limited	34	34
Shinyoung Wacoal Inc.	25	25
Indonesia Wacoal Co., Ltd.	42	42
Taiwan Wacoal Co., Ltd.	50	50
House of Rose Co., Ltd.	20	20
Aggregate values of carrying amounts and fair values of investments in affiliated companies which have quoted market price as of March 31, 2011 and 2010 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Carrying amount	¥8,766	¥8,814	$105,921
Aggregate value of quoted market price	7,735	7,768	93,463
The following tables represent the affiliated companies’ summarized information from the balance sheets as of March 31, 2011 and 2010, and statements of operations for the years ended March 31, 2011, 2010 and 2009.

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Current assets	¥31,148	¥30,303	$376,366
Noncurrent assets	28,646	29,221	346,133

Total	¥59,794	¥59,524	$722,499

Current liabilities	¥7,569	¥7,165	$91,457
Long-term liabilities	6,373	6,143	77,006
Equity	45,852	46,216	554,036

Total	¥59,794	¥59,524	$722,499

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Net sales	¥50,833	¥49,130	¥57,488	$614,222
Gross profit	27,196	25,948	30,388	328,613
Income before income taxes	3,947	3,730	3,630	47,692
Net income	3,039	2,777	2,832	36,721
Dividends received from the affiliated companies were ¥424 million ($5,123 thousand), ¥415 million and ¥597 million during the years ended March 31, 2011, 2010 and 2009, respectively.
Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥14,910 million ($180,159 thousand) and ¥14,369 million as of March 31, 2011 and 2010, respectively.

7.	ACQUISITIONS
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
The purchase cost of the acquisition was ¥2,489 million, which was the fair value of the shares distributed to the shareholders of Lecien. As consideration for the acquisition, the Company distributed 2,104,063 shares of treasury stock to the shareholders of Lecien. Those shares were valued at ¥1,183 per share which was the stock price on the acquisition date of August 17, 2009.
The purchase price of Lecien’s shares was allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed. As a result of the allocation of basis of investment in Lecien, the Company recognized goodwill of ¥71 million.
Lecien’s net sales and net loss included in the Company’s consolidated statement of income for the year ended March 31, 2010 were ¥8,751 million and ¥245 million, respectively.
The costs of the business combinations were ¥121 million, which were included in selling, general and administrative.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Millions of
Yen
2010

Cash	¥362
Trade notes and receivable	3,381
Other current assets	1,841
Property, plant, and equipment	2,164
Investments	1,101
Goodwill	71
Other intangible assets	144
Other assets	798

Total assets acquired	9,862

Current liabilities	5,725
Long-term liabilities	1,602

Total liabilities assumed	7,327

Noncontrolling interests	46

Net assets acquired	¥2,489

Unaudited Pro Forma Results
Unaudited pro forma financial information was presented below as if the acquisition of Lecien occurred at the beginning of the 2009 and fiscal year.

	Millions of Yen
	2010	2009

Pro forma sales	¥167,621	¥188,374
Pro forma operating income	3,272	10,115
Pro forma net income attributable to Wacoal Holdings Corp.	1,864	4,970

	Millions of Yen
	2010	2009

Pro forma net income attributable to Wacoal Holdings Corp. per share:
Basic	¥13.19	¥34.92
Diluted	13.18	34.92
8.	GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill — The changes in the carrying amount of goodwill for the years ended March 31, 2011 and 2010 were as follows:

	Peach John Segment
	2011
	Millions of	Thousands of
	Yen	U.S. Dollars

Balance at beginning of year:
Goodwill	¥11,203	$135,367
Accumulated impairment losses

Total	11,203	135,367

Impairment losses	(836)	(10,101)

Total	(836)	(10,101)

Balance at end of year:
Goodwill	11,203	135,367
Accumulated impairment losses	(836)	(10,101)

Total	¥10,367	$125,266

	Millions of Yen
	2010
	Peach
	John	Other
	Segment	Segment	Total

Balance at beginning of year:
Goodwill	¥11,203		¥11,203
Accumulated impairment losses

Total	11,203		11,203

Goodwill acquired during year		¥71	71
Impairment losses		(71)	(71)

Total

Balance at end of year:
Goodwill	11,203		11,203
Accumulated impairment losses

Total	¥11,203		¥11,203

During the year ended March 31, 2011, the Company recorded an impairment charges on goodwill of ¥836 million ($10,101 thousand) in Peach John Segment. See Note 20 for further information.

During the year ended March 31, 2010, goodwill of Other segment was recorded from acquired business of Lecien as further described in Note 7. Lecien segment was tested for impairment in the fourth quarter, after the annual forecasting process. The Company identified a decline in fair value of Lecien and recognized an impairment loss of ¥71 million, which was included in impairment charges on goodwill in the Other segment. See Note 20 for further information.

Other Intangible Assets — The components of acquired intangible assets excluding goodwill as of March 31, 2011 and 2010 were as follows:

	2011
			Thousands of
	Millions of Yen		U.S. Dollars
		Accumulated		Accumulated
	Gross	Amortization	Gross	Amortization
	Carrying	and Impairment	Carrying	and Impairment
Year Ended March 31	Amount	Loss	Amount	Loss

Amortized intangible assets:
Customer relationship	¥3,361	¥2,636	$40,611	$31,851
Software	7,517	3,655	90,829	44,164
Other	1,294	413	15,636	4,989

Total	¥12,172	¥6,704	$147,076	$81,004

Unamortized intangible assets:
Trademark	¥5,316	¥559	$64,234	$6,755
Other	100		1,208

Total	¥5,416	¥559	$65,442	$6,755

	2010
	Millions of Yen
		Accumulated
	Gross	Amortization
	Carrying	and Impairment
Year Ended March 31	Amount	Loss

Amortized intangible assets:
Customer relationship	¥3,361	¥1,983
Software	7,486	2,851
Other	1,326	404

Total	¥12,173	¥5,238

Unamortized intangible assets:
Trademark	¥5,316
Other	100

Total	¥5,416

Other intangible assets acquired during the year ended March 31, 2011 totaled ¥671 million ($8,108 thousand) which primarily consist of software of ¥646 million ($7,806 thousand) with estimated useful life of 5 years.

During the year ended March 31, 2011, the Company recorded an impairment charge on other intangible assets of ¥377 million ($4,555 thousand) and ¥559 million ($6,755 thousand), for the customer relationship and trademark, respectively, in Peach John Segment. See Note 20 for further information.

During the year ended March 31, 2010, the Company recorded an impairment charge on other intangible assets of ¥1,023 million for customer relationship in Peach John Segment. See Note 20 for further information.

Aggregate amortization expenses for the years ended March 31, 2011, 2010 and 2009 related to other intangible assets and future estimated amortization expense as of March 31, 2011, 2010 and 2009 were as follows:

	Millions of	Thousands of
	Yen	U.S. Dollars
	2011	2011
Year Ended March 31
Aggregate amortization expense
2011	¥1,850	$22,354
Year Ending March 31
Estimated amortization expense
2012	1,463	17,678
2013	1,237	14,947
2014	991	11,974
2015	597	7,214
2016	134	1,619

Total	¥4,422	$53,432

Millions of
Yen
2010
Year Ended March 31
Aggregate amortization expense
2010	¥1,791
Year Ending March 31
Estimated amortization expense
2011	1,468
2012	1,413
2013	1,231
2014	999
2015	747

Total	¥5,858

Millions of
Yen
2009
Year Ended March 31
Aggregate amortization expense
2009	¥1,496
Year Ending March 31
Estimated amortization expense
2010	1,570
2011	1,541
2012	1,441
2013	1,251
2014	967

Total	¥6,770

9.	SHORT-TERM BANK LOANS AND LONG TERM DEBT
Short-term bank loans as of March 31, 2011 and 2010 consisted of the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Collateralized bank loans	¥500	¥3,350	$6,042
Unsecured bank loans	5,617	4,591	67,871

Total	¥6,117	¥7,941	$73,913

The weighted-average annual interest rates on short-term bank loans as of March 31, 2011 and 2010 were 0.8% and 1.3%, respectively.

Unused lines of credit for short-term financing as of March 31, 2011 and 2010, aggregated ¥22,579 million ($272,825 thousand) and ¥21,401 million, respectively. Companies compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2011 and 2010.

Long-term debt as of March 31, 2011 and 2010 are summarized below. The interest rates and maturities are for loans as of March 31, 2011.

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Collateralized bank loans, with floating interest at 2.0%, maturing through 2013	¥76	¥137	$918
Unsecured bank loans, with fixed interest at 1.8%, maturing through 2014	200		2,417
Capital lease obligation	8	51	97

Total	284	188	3,432

Less current portion	(70)	(108)	(846)

Long-term debt, less current portion	¥214	¥80	$2,586

The annual maturities of long-term debt as of March 31, 2011 were as follows:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2012	¥70	$846
2013	14	169
2014	200	2,417

Total	¥284	$3,432

A subsidiary has pledged assets as security for loans. As of March 31, 2011 and 2010, assets pledged as collateral for bank loans were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Land	¥803	¥1,015	$9,703
Buildings	460	412	5,558
Investments		977

Total	¥1,263	¥2,404	$15,261

As of March 31, 2010, investments pledged includes ¥280 million of shares of the Company which are presented as treasury stock on the consolidated balance sheet.

As is customary in Japan, both short-term and long-term loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank and the bank has the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.
10.	LEASES
The Companies lease most of their store premises, some of their distribution centers, and certain equipment. Most leases have automatic renewal provisions and allow the Companies to extend the lease term beyond the initial base period, subject to the terms agreed at lease inception. Future minimum rental commitments on operating leases having remaining non-cancerable lease term in excess of one year are presented below:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2012	¥819	$9,896
2013	727	8,784
2014	241	2,912
2015	213	2,574
2016	205	2,477
Thereafter	645	7,794

Total	¥2,850	$34,437

Rental expenses were ¥5,147 million ($62,192 thousand), ¥5,252 million and ¥4,800 million for the years ended March 31, 2011, 2010 and 2009, respectively.
11.	ASSET RETIREMENT OBLIGATIONS
The Companies recorded the fair value of asset retirement obligations in order to recognize legal obligations associated with the removal of leasehold improvements from leased facilities and return of the property to a specified condition when the lease terminates.

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation was as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Balance at beginning of year	¥594	¥443	$7,177
Increase due to change in scope of consolidation (Note 7)		97
Accretion expense	20	11	242
Liabilities incurred	231	66	2,791
Liabilities settled	(177)	(22)	(2,139)
Changes due to translation of foreign currencies	(5)	(1)	(60)

Balance at end of year	¥663	¥594	$8,011

12.	TERMINATION AND RETIREMENT PLANS
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

Contributory Defined Retirement Benefit Plan — The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Change in benefit obligations:
Benefit obligations at beginning of year	¥33,454	¥32,946	$404,229
Service cost	833	916	10,065
Interest cost	712	764	8,603
Participants’ contributions	71	73	858
Actuarial (gain) loss	(593)	181	(7,165)
Benefits paid from plan assets	(708)	(607)	(8,555)
Settlement paid from plan assets	(926)	(767)	(11,189)
Settlement paid by the Companies	(118)	(129)	(1,426)
Increase due to change in scope of consolidation (Note 7)		77

Benefit obligations at end of year	32,725	33,454	395,420

Change in plan assets:
Fair value of plan assets at beginning of year	¥31,743	¥29,069	$383,555
Actual return on plan assets	(768)	2,461	(9,280)
Employer contributions	1,566	1,515	18,922
Participants’ contributions	71	72	858
Benefit payments	(708)	(607)	(8,555)
Settlement payments	(926)	(767)	(11,189)

Fair value of plan assets at end of year	30,978	31,743	374,311

Funded status at end of year	¥(1,747)	¥(1,711)	$(21,109)

Amounts recognized in the consolidated balance sheets as of March 31, 2011 and 2010 consist of:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Prepaid pension expense	¥158	¥263	$1,909
Accrued expenses	(90)	(82)	(1,087)
Liability for termination and retirement benefits	(1,815)	(1,892)	(21,931)

	¥(1,747)	¥(1,711)	$(21,109)

Amounts recognized in accumulated other comprehensive loss as of March 31, 2011 and 2010 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Actuarial loss	¥(6,874)	¥(7,196)	$(83,060)
Prior service benefit	3,497	4,189	42,255

	¥(3,377)	¥(3,007)	$(40,805)

The accumulated benefit obligation for all defined benefit plans as of March 31, 2011 and 2010 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Accumulated benefit obligation	¥32,272	¥32,727	$389,947
The projected benefit obligations and the fair value of the plan assets for the Company’s pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of the plan assets for the Company’s pension plans with accumulated benefit obligations in excess of plan assets were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2011	2010	2011

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥2,505	¥2,505	$30,268
Fair value of plan assets	600	531	7,250

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	2,505	2,505	30,268
Fair value of plan assets	600	531	7,250
Net periodic benefit costs for the Companies’ plans consisted of the following for the years ended March 31, 2011, 2010 and 2009:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Service cost	¥833	¥916	¥812	$10,065
Interest cost	712	764	751	8,603
Expected return on plan assets	(758)	(705)	(774)	(9,159)
Amortization of actuarial loss	1,255	1,814	919	15,165
Amortization of prior service benefit	(691)	(691)	(691)	(8,349)

	¥1,351	¥2,098	¥1,017	$16,325

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended March 31, 2011, 2010 and 2009 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Current year actuarial (loss) gain	¥(933)	¥1,575	¥(6,800)	$(11,274)
Amortization of actuarial loss	1,255	1,814	919	15,165
Amortization of prior service benefit	(691)	(691)	(691)	(8,349)

	¥(369)	¥2,698	¥(6,572)	$(4,458)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are summarized as follows:

	Millions of	Thousands of
	Yen	U.S. Dollars
	2011	2011

Actuarial loss	¥1,203	$14,536
Prior service benefit	(691)	(8,349)
The Companies use a March 31 measurement date for their plans. The weighted-average assumptions used as of March 31, in computing the benefit obligations shown above were as follows:

	2011	2010

Discount rate	2.4%	2.3%
Rate of increase in future compensation	0.0%	0.0%
The weighted-average assumptions used as of March 31, in computing the net periodic benefit cost shown above were as follows:

	2011	2010	2009

Discount rate	2.3%	2.5%	2.5%
Rate of increase in future compensation	0.0%	0.0%	0.0%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
The Company’s wholly owned subsidiary, Wacoal Corp.’s approach to establishing the discount rate is based upon long term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the effective yields as of March 31, 2011 on the Japanese government bonds whose maturity dates would be the same as timing of the expected future benefit payments, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.

The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data. The estimated long-term rate of return is based on an asset allocation of equity securities of 33.0%, debt securities of 48.0%, life insurance company general accounts of 17.0% and short-term financing of 2.0%.

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

The asset allocation as of March 31, 2011 and 2010 was as follows:

	2011	2010

Equity securities	37.1%	41.0%
Debt securities	40.9%	41.9%
Life insurance company general accounts	16.1%	13.9%
Short-term financing	5.9%	3.2%

The target allocation percentages are reviewed and approved by the Pension Committee. The actual allocations for 2011 and 2010 are different from the target allocation percentages primarily because Wacoal Corp. maintained additional equity securities as the separate plan asset which was contributed to the plan based on an agreement between Wacoal Corp. and employees and are not governed by the Pension Committee. As such, the actual allocation percentage of equity securities to the total plan assets is higher than the target allocation, and similarly, the actual allocation for the other types of assets are lower than the target allocation.

The following table presents the Companies’ plan assets using the fair value hierarchy as of March 31, 2011. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

	Millions of Yen
2011	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	¥5,693			¥5,693
Foreign companies	865			865
Pooled funds (a)		¥3,405		3,405
Debt securities:
Japanese government bonds	1,921			1,921
Japanese municipal bonds		5		5
Japanese corporate bonds		118		118
Foreign government bonds	708			708
Pooled funds (b)		9,924		9,924
Life insurance company general accounts		4,974		4,974
Other types of investments:
Equity long/short hedge funds (c)		1,529		1,529
Short-term financing		1,836		1,836

Total	¥9,187	¥21,791		¥30,978

	Millions of Yen
2010	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	¥6,112			¥6,112
Foreign companies	829			829
Pooled funds (a)		¥4,476		4,476
Debt securities:
Japanese government bonds	1,705			1,705
Japanese municipal bonds		17		17
Japanese corporate bonds		177		177
Foreign government bonds	660			660
Pooled funds (b)		10,742		10,742
Life insurance company general accounts		4,406		4,406
Other types of investments:
Equity long/short hedge funds (c)		1,592		1,592
Short-term financing		1,027		1,027

Total	¥9,306	¥22,437		¥31,743

	Thousands of U.S. Dollars
2011	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	$68,789			$68,789
Foreign companies	10,452			10,452
Pooled funds (a)		$41,143		41,143
Debt securities:
Japanese government bonds	23,212			23,212
Japanese municipal bonds		60		60
Japanese corporate bonds		1,426		1,426
Foreign government bonds	8,555			8,555
Pooled funds (b)		119,913		119,913
Life insurance company general accounts		60,101		60,101
Other types of investments:
Equity long/short hedge funds (c)		18,475		18,475
Short-term financing		22,185		22,185

Total	$111,008	$263,303		$374,311

(a)	This class includes common stock of approximately 73% Japanese companies and 27% foreign companies as of March 31, 2011, and those percentages were 75% and 25%, respectively, as of March 31, 2010.

(b)	This class includes approximately 46% of Japanese government bonds, 2% of Japanese municipal bonds, 38% of foreign government bonds, and 14% of corporate bonds as of March 31, 2011, and those percentages were 48%, 2%, 37%, and 13%, respectively, as of March 31, 2010.

(c)	This class includes hedge funds that invest both long and short in approximately 51% of Japanese common stocks and 49% of foreign common stocks as of March 31, 2011, and those percentages were 51% and 49%, respectively, as of March 31, 2010.
Equity securities and debt securities presented in Level 1 are primarily valued using a market approach on the quoted market prices of identical instruments. Municipal bonds and corporate bonds presented in Level 2 are primarily valued using quoted prices for identical instruments in markets that are not active. Pooled funds in equity securities or debt securities and equity long/short hedge funds which are categorized in Level 2 are valued by the sponsor of the fund primarily based on quoted prices in both active and inactive market for identical instruments which comprise funds. Life insurance company general accounts is the contracts with the insurance companies with guaranteed rate of return and capital, and those value are based on addition of original value and return.

The general funding policy of the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥1,838 million ($22,209 thousand) to their plans in the year ending March 31, 2012.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Millions of	Thousands of
Year Ending March 31	Yen	U.S. Dollars

2012	¥1,978	$23,900
2013	1,772	21,411
2014	1,852	22,378
2015	1,964	23,731
2016	2,029	24,517
Thereafter	10,935	132,129

Multiemployer Plan — Some subsidiaries participate in multiemployer plans. The aggregated amount of the contribution to the plans were ¥56 million ($677 thousand) and ¥42 million for the years ended March 31, 2011 and 2010, respectively. There was no cost recognized for the year ended March 31, 2009 as the Companies did not have a multiemployer plan during the year ended March 31, 2009. As it is probable that certain subsidiaries will withdraw from the plan, the Companies assessed the probability and recognized the estimated withdrawal liability of ¥774 million ($9,352 thousand) as of March 31, 2011.

Defined Contribution Plan — A subsidiary has a defined contribution plan. The amounts of cost recognized for its contribution to the plan were ¥28 million ($338 thousand) and ¥20 million for the years ended March 31, 2011 and 2010, respectively. There was no cost recognized for the year ended March 31, 2009 as the Companies did not have a defined contribution plan during the year ended March 31, 2009.

Employee Early Retirement Program — The Companies provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥348 million ($4,205 thousand), ¥361 million and ¥157 million were paid in addition to normal benefits and charged to selling, general and administrative for the years ended March 31, 2011, 2010 and 2009, respectively.

Termination Plan for Directors and Corporate Auditors — The Company had and certain subsidiaries have termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump-sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of its shareholders. The amount of benefit for each individual was fixed as of June 29, 2005 and will remain frozen until the retirement of each respective director and corporate auditor. The outstanding liabilities were ¥317 million ($3,830 thousand) as of March 31, 2011, ¥339 million as of March 31, 2010 and 2009, and were recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with the guidance for determination of vested benefit obligation for a defined benefit pension plan, the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors as of March 31, 2011 and 2010 were ¥385 million ($4,652 thousand) and ¥377 million, respectively, and were included in liability for termination and retirement benefits.
13.	EQUITY
Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:
(a)	Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company meets all the above criteria. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the criteria under the Companies Act, even though such companies have an audit committee instead of the Board of Corporate Auditors.

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
The Company adopted an annual stock option plan in the year ended March 31, 2009. Under the stock option plan, the Company granted shares of its common stock to directors of the Company excluding outside directors and directors of the Company’s wholly owned subsidiary, Wacoal Corp., in the years ended March 31, 2011, 2010 and 2009. The Company believes that such awards better align the interests of its directors with those of its shareholders, by sharing both risk and return from fluctuations in stock prices and giving motivation to enhance its corporate value. The compensation cost is measured at fair value on the grant date. Options vest over one year in proportion to the service months of directors, and are exercisable from the day after the date of retirement up to (i) twenty years from the grant date or (ii) five years from the day after the date of retirement, whichever is earlier.

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

	2011		2010		2009

Expected dividends		1.7%		2.1%		2.0%
Expected volatility		31.5%		30.6%		24.7%
Risk-free interest rate		0.2%		0.5%		1.0%
Expected term	3.6	years	4.0	years	4.8	years

A summary of option activity under the Plan as of March 31, 2011, and changes for the year ended March 31, 2011, were as follows:

						Millions	Thousands of
		Yen	U.S. Dollars	Years		of Yen	U.S. Dollars
				Weighted-Average
		Weighted-Average		Remaining
	Shares	Exercise Price		Contractual Term		Aggregate Intrinsic Value

Outstanding as of April 1, 2010	102,000	¥1	$0.01
Granted	46,000	1	0.01
Exercised
Forfeited or expired
Outstanding as of March 31, 2011	148,000	1	0.01	17.0	years	¥155	$1,873
Exercisable as of March 31, 2011	15,000	1	0.01	4.0		16	193
The total intrinsic value of options exercised was ¥5 million for the year ended March 31, 2010. There were no options exercised for the years ended March 31, 2011 and 2009.

Total compensation costs recognized for the years ended March 31, 2011, 2010 and 2009 were ¥50 million ($604 thousand), ¥55 million and ¥54 million, respectively. The total recognized tax benefits related thereto for the years ended March 31, 2011, 2010 and 2009 were ¥20 million ($242 thousand), ¥22 million and ¥22 million, respectively.

The weighted-average grant date fair values of options granted for the years ended March 31, 2011, 2010 and 2009 were ¥1,081 ($13), ¥1,084 and ¥1,137, respectively.

As of March 31, 2011, there were ¥9 million ($109 thousand) of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over three months.
15.	OTHER COMPREHENSIVE (LOSS) INCOME
The changes in the components of accumulated other comprehensive income (loss) including amounts attributable to noncontrolling interests were as follows:

	Millions of Yen
	2011			2010			2009
		Tax						Tax
	Pre-Tax	(Expense)	Net	Pre-Tax	Tax	Net	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount	Amount	Expense	Amount	Amount	Credit	Amount

Foreign currency translation adjustments	¥(3,003)	¥88	¥(2,915)	¥870	¥(75)	¥795	¥(9,402)	¥692	¥(8,710)
Unrealized (loss) gain on securities:
Amount arising during the year	(2,843)	1,170	(1,673)	4,319	(1,735)	2,584	(10,092)	4,030	(6,062)
Reclassification adjustments	1,014	(413)	601	1,293	(526)	767	1,828	(744)	1,084

Net unrealized (loss) gain	(1,829)	757	(1,072)	5,612	(2,261)	3,351	(8,264)	3,286	(4,978)

Pension liability adjustment:
Amount arising during the year	(933)	380	(553)	1,575	(641)	934	(6,800)	2,768	(4,032)
Reclassification adjustment	564	(230)	334	1,123	(457)	666	228	(93)	135

Net unrealized (loss) gain	(369)	150	(219)	2,698	(1,098)	1,600	(6,572)	2,675	(3,897)

Other comprehensive (loss) income	¥(5,201)	¥995	¥(4,206)	¥9,180	¥(3,434)	¥5,746	¥(24,238)	¥6,653	¥(17,585)

	Thousands of U.S. Dollars
	2011
		Tax
	Pre-Tax	(Expense)	Net
	Amount	Credit	Amount

Foreign currency translation adjustments	$(36,286)	$1,063	$(35,223)
Unrealized loss on securities:
Amount arising during the year	(34,352)	14,137	(20,215)
Reclassification adjustments	12,252	(4,990)	7,262

Net unrealized loss	(22,100)	9,147	(12,953)

Pension liability adjustment:
Amount arising during the year	(11,274)	4,592	(6,682)
Reclassification adjustment	6,816	(2,780)	4,036

Net unrealized loss	(4,458)	1,812	(2,646)

Other comprehensive loss	$(62,844)	$12,022	$(50,822)

16.	INCOME TAXES
Domestic and foreign components of income before income taxes, equity in net income of affiliated companies, and net (income) loss attributable to noncontrolling interests were summarized as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Japan	¥9,097	¥9,445	¥12,553	$109,920
Foreign	(5,358)	(6,322)	(4,926)	(64,741)

Total	¥3,739	¥3,123	¥7,627	$45,179

Domestic and foreign components of income taxes expense consist of:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Current:
Japan	¥2,882	¥2,851	¥2,214	$34,824
Foreign	581	310	503	7,020

	¥3,463	¥3,161	¥2,717	$41,844

Deferred:
Japan	¥(1,398)	¥(1,726)	¥522	$(16,892)
Foreign	(73)	139	(26)	(882)

	¥(1,471)	¥(1,587)	¥496	$(17,774)

Total income taxes	¥1,992	¥1,574	¥3,213	$24,070

Income taxes in Japan applicable to the Companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 40.7% for the years ended March 31, 2011, 2010 and 2009. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2011, 2010 and 2009:

	2011	2010	2009

Normal Japanese statutory rates	40.7%	40.7%	40.7%
Increase (decrease) in taxes resulting from:
Permanently non-deductible expenses	10.3	13.0	5.8
Change in valuation allowance	18.2	(7.9)	4.1
Undistributed earnings of associated companies	3.1	2.6	(2.1)
Differences in foreign subsidiaries’ tax rate	(4.4)	(5.4)	(3.4)
Tax exemption	(0.8)	(1.1)	(0.3)
Unrecognized tax benefits	3.1	6.5	(1.0)
Impairment losses on goodwill	(12.9)
Other — net	(4.0)	2.0	(1.7)

Effective tax rates	53.3%	50.4%	42.1%

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances as of March 31, 2011 and 2010 were as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2011		2010		2011
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Sales returns	¥550		¥783		$6,646
Allowance for doubtful receivables	50		333		604
Accruals not currently deductible	333		298		4,024
Inventory valuation	1,816		1,583		21,943
Accrued bonuses	1,342		1,166		16,216
Impairment charges on marketable securities and investments	1,541		1,571		18,620
Advanced depreciation on property, plant and equipment		¥1,679		¥1,712		$20,288
Undistributed earnings of associated companies		1,846		1,852		22,305
Net unrealized gain on marketable securities and investments		2,904		3,762		35,089
Net realized gain on exchange of investments		1,920		2,187		23,200
Capitalized supplies	232		205		2,803
Enterprise taxes	190		173		2,296
Accrued vacation	763		832		9,219
Asset retirement obligation	268		238		3,238
Pension expense	1,484		1,351		17,931
Tangible fixed assets	1,624		1,442		19,623
Tax loss carryforwards	4,053		3,185		48,973
Intangible assets		2,233		2,726		26,982
Investment in subsidiaries	540	1,042	540	1,878	6,525	12,591
Other temporary differences	478	160	138	119	5,776	1,933

Total	15,264	11,784	13,838	14,236	184,437	142,388
Valuation allowance	(4,910)		(3,452)		(59,328)

Total	¥10,354	¥11,784	¥10,386	¥14,236	$125,109	$142,388

The valuation allowance increased by ¥1,458 million ($17,617 thousand) and ¥1,809 million for the years ended March 31, 2011 and 2010, respectively.
As a result of changing the Companies’ legal structure, the Companies reversed certain of valuation allowance for the year ended March 31, 2010. Accordingly, the Companies utilized ¥721 million of tax loss carryforwards, and recognized the tax benefits of ¥293 million for the year ended March 31, 2010.
As of March 31, 2011, certain subsidiaries had loss carryforwards which are available to offset future taxable income of such subsidiaries expiring as follows:

	Millions of	Thousands of
Year Carryforward Expires	Yen	U.S. Dollars

2012	¥181	$2,187
2013	730	8,821
2014	989	11,950
2015	564	6,815
2016	1,097	13,255
2017	2,736	33,059
2018	3,015	36,431
Thereafter	941	11,370

Total	¥10,253	$123,888

There was no portion of undistributed earnings of foreign subsidiaries and foreign corporate joint ventures which were deemed to be permanently invested as of March 31, 2011 and 2010.
A reconciliation of beginning and ending amount of unrecognized tax benefits was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Balance at beginning of year	¥321	¥106	¥420	$3,879
Additions based on tax positions related to the current year	58	232	20	701
Additions for tax positions of prior years		50
Reductions for tax positions of prior years	(191)	(41)		(2,308)
Settlements with tax authorities		(26)	(334)

Balance at end of year	¥188	¥321	¥106	$2,272

Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is ¥188 million ($2,272 thousand) and ¥321 million as of March 31, 2011 and 2010, respectively.
Based on each of the items of which the Company is aware as of March 31, 2011, no significant changes to the unrecognized tax benefits are expected within the next twelve months.
The Companies recognize interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Total amounts of interest and penalties recognized in the consolidated statements of income for the years ended March 31, 2011, 2010 and 2009 were not material.

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
The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliated companies of the Companies. The Companies purchased merchandise from affiliated companies in the amount of ¥1,131 million ($13,666 thousand), ¥1,209 million and ¥1,674 million in the fiscal years ended March 31, 2011, 2010 and 2009, respectively. The accounts payable to affiliated companies were ¥0 million ($4 thousand) and ¥15 million as of March 31, 2011 and 2010, respectively.
The Companies also sell supplies, materials and products to certain affiliated companies. Aggregate sales to affiliated companies were ¥537 million ($6,489 thousand), ¥354 million and ¥958 million in fiscal years ended March 31, 2011, 2010 and 2009. The accounts receivable from affiliated companies were ¥91 million ($1,100 thousand) and ¥60 million as of March 31, 2011 and 2010, respectively.
The Companies earn royalties from the use of the Wacoal Brand by certain affiliated companies. The amount of royalty revenue earned was ¥201 million ($2,429 thousand), ¥199 million and ¥206 million in the fiscal years ended March 31, 2011, 2010 and 2009, respectively. Other accounts receivables from affiliated companies, which are categorized in other current assets in the consolidated balance sheets, were ¥158 million ($1,909 thousand) and ¥163 million as of March 31, 2011 and 2010, respectively.
Transaction between the Company and President’s Immediate Family — During the year ended March 31, 2010, the Company purchased the building and land which were owned by the president’s immediate family to use as a Company’s memorial house for the price based on a certification of real estate appraisal. The building and land included in the consolidated balance sheet as of March 31, 2010 were ¥35 million and ¥539 million, respectively. There were no such transactions during the year ended March 31, 2011.
18.	EARNINGS PER SHARE AND AMERICAN DEPOSITARY RECEIPT
Basic net income attributable to Wacoal Holdings Corp. per share has been computed by dividing net income attributable to Wacoal Holdings Corp. by the weighted-average number of common stock outstanding during each year. Diluted net income attributable to Wacoal Holdings Corp. per share assumes the dilution that could occur if share-based option to issue common stock were exercised.
The computation of earnings per American Depositary Receipt (“ADR”), each ADR representing 5 shares of common stock, is based on the weighted-average number of common shares outstanding. The weighted-average number of common stock outstanding used in the computations of basic net income attributable to Wacoal Holdings Corp. per share was 141,145,190 shares for 2011, 141,353,141 shares for 2010 and 142,316,921 shares for 2009. The weighted-average number of diluted common stock outstanding used in the computations of diluted net income attributable to Wacoal Holdings Corp. per share was 141,260,186 shares, 141,423,315 shares and 142,336,296 shares for 2011, 2010 and 2009, respectively.

19.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
Fair Value of Financial Instruments
The carrying amounts and fair values of financial instruments as of March 31, 2011 and 2010 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Carrying		Carrying	Fair
2011	Amount	Fair Value	Amount	Value

Assets:
Marketable securities (Notes 3 and 20)	¥4,819	¥4,819	$58,229	$58,229
Investments (Notes 3 and 20)	29,229	29,229	353,178	353,178
Foreign exchange contracts (Note 20)	24	24	290	290

Total assets	¥34,072	¥34,072	$411,697	$411,697

Liabilities:
Foreign exchange contracts (Note 20)	¥(49)	¥(49)	$(592)	$(592)
Long-term debt including current portion	(276)	(276)	(3,335)	(3,335)

Total liabilities	¥(325)	¥(325)	$(3,927)	$(3,927)

	Millions of Yen
	Carrying
2010	Amount	Fair Value

Assets:
Marketable securities (Notes 3 and 20)	¥6,529	¥6,529
Investments (Notes 3 and 20)	32,743	32,743
Foreign exchange contracts (Note 20)	61	61

Total assets	¥39,333	¥39,333

Liabilities:
Foreign exchange contracts (Note 20)	¥(78)	¥(78)
Long-term debt including current portion	(137)	(137)

Total liabilities	¥(215)	¥(215)

The carrying amounts of all other financial instruments approximate their estimated fair values.
Foreign Exchange Contracts — The Companies are exposed to foreign currency exchange risks on the transactions denominated in foreign currencies relating to its ongoing business operations. Such risks are primarily managed by using foreign currency exchange contracts. The Companies measure forward currency exchange contracts at the fair value since they are not designated as a hedge.

Long-Term Debt — The fair values for long-term debt are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.
Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well established department stores, general merchandise stores and other general retailers and specialty stores. No single customer constitutes 10.0% or more of the total sales, although the general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10.0%, 10.4% and 9.8% of the total sales in fiscal years ended March 31, 2011, 2010 and 2009, respectively.
20.	FAIR VALUE MEASUREMENTS
The guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1	—	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Inputs are unobservable.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and 2010 were as follows:

	Millions of Yen
2011	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	¥503			¥503
Municipal bonds		¥10		10
Corporate bonds		1,277		1,277
Mutual funds	257	2,772		3,029

Total marketable securities	760	4,059		4,819

Investments:
Listed shares	29,137			29,137
Mutual funds	92			92

Total investments	29,229			29,229

Derivative instruments:
Foreign exchange contracts		24		24

Total assets	¥29,989	¥4,083		¥34,072

Liabilities:
Derivative instruments:
Foreign exchange contracts		¥(49)		¥(49)

	Millions of Yen
2010	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	¥1,160			¥1,160
Municipal bonds		¥10		10
Corporate bonds		1,855		1,855
Bank debt securities		100		100
Mutual funds		3,404		3,404

Total marketable securities	1,160	5,369		6,529

Investments:
Listed shares	32,743			32,743
Derivative instruments:
Foreign exchange contracts		61		61

Total assets	¥33,903	¥5,430		¥39,333

Liabilities:
Derivative instruments:
Foreign exchange contracts		¥(78)		¥(78)

	Thousands of U.S. Dollars
2011	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	$6,078			$6,078
Municipal bonds		$121		121
Corporate bonds		15,430		15,430
Mutual funds	3,106	33,494		36,600

Total marketable securities	9,184	49,045		58,229

Investments:
Listed shares	352,066			352,066
Mutual funds	1,112			1,112

Total investments	353,178			353,178

Derivative instruments:
Foreign exchange contracts		290		290

Total assets	$362,362	$49,335		$411,697

Liabilities:
Derivative instruments:
Foreign exchange contracts		$(592)		$(592)
Marketable securities and investments presented in Level 1 are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Bonds presented in Level 2 are valued by the financial institution using quoted market price for identical instruments in markets that are not active, and mutual funds presented in Level 2 are valued by the financial institution based on quoted prices in both active and inactive market for identical instruments which comprise funds.
As presented in Note 3, the Companies recorded impairment charges on marketable securities and investments if a decline in fair value of marketable securities and investments is determined to be other than temporary.
Derivative instruments are comprised of foreign currency exchange contracts. Financial instruments presented in Level 2 are valued using quotes obtained from third parties.
The changes in the fair value of the foreign currency exchange contracts are recorded in earnings, since the foreign currency exchange contracts are not designate as a hedge. The Companies recognized a loss of ¥8 million ($97 thousand), gains of ¥103 million and ¥62 million in other — net of other income (expenses) in the years ended March 31, 2011, 2010 and 2009, respectively.
The Companies recorded the derivative instruments as other current assets and other current liabilities in the consolidated balance sheets at fair value of ¥24 million ($290 thousand) and ¥49 million ($592 thousand), respectively as of March 31, 2011. The derivative instruments are presented as other current assets and other current liabilities in the consolidated balance sheets at fair value of ¥61 million and ¥78 million as of March 31, 2010.

Assets Measured at Fair Value on a Nonrecurring Basis
Assets measured at fair value on a nonrecurring basis as of March 31, 2011 and 2010 were as follows:

	Millions of Yen
2011	Level 1	Level 2	Level 3	Total	Total Losses

Buildings and building improvements					¥(107)
Investments:
Unlisted shares			¥17	¥17	(219)
Goodwill (Note 8)			10,367	10,367	(836)
Trademark (Note 8)			4,757	4,757	(559)
Customer relationship (Note 8)			725	725	(377)

					¥(2,098)

	Millions of Yen
2010	Level 1	Level 2	Level 3	Total	Total Losses

Land			¥6	¥6	¥(4)
Buildings and building improvements			16	16	(19)
Goodwill (Note 8)					(71)
Customer relationship (Note 8)			1,378	1,378	(1,023)

					¥(1,117)

	Thousands of U.S. Dollars
2011	Level 1	Level 2	Level 3	Total	Total Losses

Buildings and building improvements					$(1,293)
Investments:
Unlisted shares			$205	$205	(2,646)
Goodwill (Note 8)			125,266	125,266	(10,101)
Trademark (Note 8)			57,480	57,480	(6,755)
Customer relationship (Note 8)			8,760	8,760	(4,555)

					$(25,350)

Buildings and building improvements held and used with a carrying amount of ¥107 million ($1,293 thousand) were written down to their fair value of zero, because the Company decided to abandon an office building. An impairment charge of ¥107 million ($1,293 thousand) was included in earrings for the year ended March 31, 2011 in Wacoal Business (Domestic) Segment.
Certain unlisted securities with a carrying amount of ¥236 million ($2,852 thousand) were written down to their fair value of ¥17 million ($205 thousand) in connection with the decline in fair value, which was mainly caused by a downturn of investees’ business operations. Impairment charges of ¥219 million ($2,646 thousand) were included in earrings for the year ended March 31, 2011. These unlisted securities presented in Level 3 are valued based on the net assets value of the investees adjusted using cash flows and other factors that would impact the fair value.

As of the end of March 31, 2011, goodwill with a carrying amount of ¥11,203 million ($135,367 thousand) is written down to its implied fair value of ¥10,367 million ($125,266 thousand), resulting in an impairment charge of ¥836 million ($10,101 thousand), which is included in earnings for the year ended March 31, 2011. As of the end of March 31, 2010, goodwill with a carrying amount of ¥71 million was written down to its implied fair value of zero, resulting in an impairment charge of ¥71 million, which was included in earnings for the year ended March 31, 2010. To measure the fair values of the reporting units, the Company used the expected present value of future cash flows and incorporated relevant unobservable inputs, such as management’s internal assumptions about future cash flows and appropriately risk-adjusted discount rates, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in a current transaction as of the measurement date.
Trademark with a carrying amount of ¥5,316 million ($64,234 thousand) as of March 31, 2011, was written down to its fair of ¥4,757 million ($57,479 thousand), resulting in recognition of an impairment charge of ¥559 million ($6,755 thousand) for the year ended March 31, 2011. The impairment arose due to the decline in its fair value, which was mainly caused by a downturn in consumption because of the general market condition. To measure the fair value of the trademark, the Company utilizes the relief-from-royalty-method and incorporates relevant unobservable inputs, such as management’s internal assumptions about future cash flows, the rate of royalty, and appropriately risk-adjusted discount rate, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in a current transaction as of the measurement date. Future cash flows are based on the management’s cash flow projections for the future five years, and after five these years, future cash flows was estimated using the perpetuity growth rate of zero %. The management’s cash flow projections were developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units. The rate of royalty used for the valuation was based on the actual royalty ratio used in transactions. The risk-adjusted discount rate represents a weighted average cost of capital (WACC) adjusted for inherent risk spread.
There was no impairment loss recognized related to the trademark for the years ended March 31, 2010 and 2009.
Customer relationship with a carrying amount of ¥1,102 million ($13,316 thousand) as of March 31, 2011 and ¥2,401 million as of March 31, 2010 were written down to its fair of ¥725 million ($8,760 thousand), resulting in recognition of impairment charges of ¥377 million ($4,555 thousand) for the year ended March 31, 2011, and ¥1,378 million, resulting in recognition of impairment charges of ¥1,023 million for the year ended March 31, 2010. The impairments recorded for these years arose due to the decline in its fair value, which was mainly caused by a downturn in consumption because of the general market condition. To measure the fair value of the customer relationship, the Company uses the excess earnings method and incorporates relevant unobservable inputs, such as management’s internal assumptions about future cash flows, the percentage of orders that the Company expects to receive from the customers existed at the point of acquisition and appropriately risk-adjusted discount rate, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in a current transaction as of the measurement date. The future cash flows are projected in the same way as described in the trademark. The percentage of orders that the Company expects to receive from the customers existed at the point of acquisition was estimated based on the historical trend of the percentage of sales to the pre-acquisition customers. Risk-adjusted discount rate representing a WACC was determined using the Capital Asset Pricing Model.
There was no impairment loss recognized for the customer relationship for the year ended March 31, 2009.

21.	SEGMENT INFORMATION
Operating Segment Information
The Companies have three reportable segments: “Wacoal business (domestic),” “Wacoal business (overseas),” and “Peach John,” which are based on their location and brands. These segments represent components of the Companies for which separate financial information is available and for which operating profit (loss) is reviewed regularly by the management in deciding how to allocate the Companies’ resources and in assessing their performance. The accounting policies used for these reportable segments are the same as those described in the summary of significant accounting policies in Note 1.
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
Information about operating results and assets for each segment as of and for the years ended March 31, 2011, 2010 and 2009 was as follows:

	Millions of Yen
	Wacoal	Wacoal
	Business	Business
2011	(Domestic)	(Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	¥110,856	¥20,052	¥11,711	¥23,107		¥165,726
Intersegment	2,134	6,121	76	4,588	¥(12,919)

Total	112,990	26,173	11,787	27,695	(12,919)	165,726
Operating cost and expenses:
Operating cost and expenses	107,370	24,852	12,763	27,357	(12,919)	159,423
Amortization on other intangible assets (Note 8)			276			276
Impairment charges on goodwill (Note 20)			836			836
Impairment charges on other intangible assets (Note 20)			936			936

Total	107,370	24,852	14,811	27,357	(12,919)	161,471

Operating profit (loss)	5,620	1,321	(3,024)	338		4,255

Total assets	202,054	26,788	21,453	20,910	(55,860)	215,345

	Millions of Yen
	Wacoal	Wacoal
	Business	Business
2010	(Domestic)	(Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	¥113,929	¥18,899	¥13,224	¥17,245		¥163,297
Intersegment	1,793	6,226	7	3,204	¥(11,230)

Total	115,722	25,125	13,231	20,449	(11,230)	163,297
Operating cost and expenses:
Operating cost and expenses	111,180	23,795	13,053	21,115	(11,230)	157,913
Amortization on other intangible assets (Note 8)			480			480
Impairment charges on goodwill (Note 20)				71		71
Impairment charges on other intangible assets (Note 20)			1,023			1,023

Total	111,180	23,795	14,556	21,186	(11,230)	159,487

Operating profit (loss)	4,542	1,330	(1,325)	(737)		3,810

Total assets	205,136	26,632	24,803	20,535	(53,719)	223,387

	Millions of Yen
	Wacoal	Wacoal
	Business	Business
2009	(Domestic)	(Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	¥124,228	¥22,323	¥14,893	¥10,832		¥172,276
Intersegment	1,765	6,148	5	2,943	¥(10,861)

Total	125,993	28,471	14,898	13,775	(10,861)	172,276
Operating cost and expenses:
Operating cost and expenses	118,523	26,903	13,515	13,587	(10,861)	161,667
Amortization on other intangible assets (Note 8)			480			480

Total	118,523	26,903	13,995	13,587	(10,861)	162,147

Operating profit (loss)	7,470	1,568	903	188		10,129

Total assets	198,590	25,406	27,030	13,751	(51,291)	213,486

	Thousands of U.S. Dollars
	Wacoal	Wacoal
	Business	Business
2011	(Domestic)	(Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	$1,339,487	$242,291	$141,506	$279,205		$2,002,489
Intersegment	25,786	73,961	918	55,437	$(156,102)

Total	1,365,273	316,252	142,424	334,642	(156,102)	2,002,489
Operating cost and expenses:
Operating cost and expenses	1,297,366	300,290	154,217	330,558	(156,102)	1,926,329
Amortization on other intangible assets (Note 8)			3,335			3,335
Impairment charges on goodwill (Note 20)			10,101			10,101
Impairment charges on other intangible assets (Note 20)			11,310			11,310

Total	1,297,366	300,290	178,963	330,558	(156,102)	1,951,075

Operating profit (loss)	67,907	15,962	(36,539)	4,084		51,414

Total assets	2,441,445	323,683	259,219	252,658	(674,963)	2,602,042

The Companies account for intersegment sales and transfers at cost plus a markup. Operating profit (loss) represents net sales less operating costs and expenses. Amortization and impairment charges on other intangible assets only represent amortization and impairment charges on customer relationships or trademark related to the acquisition of Peach John, and do not include any other intangibles such as software.

Products and Service Information
Information by products and services for the years ended March 31, 2011, 2010 and 2009 was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Innerwear:
Foundation and lingerie	¥116,285	¥116,068	¥123,368	$1,405,087
Nightwear	8,725	9,438	11,019	105,425
Children’s underwear	1,476	1,608	1,950	17,835

Sub total	126,486	127,114	136,337	1,528,347

Outerwear/Sportswear	¥17,400	¥17,241	¥15,498	$210,247
Hosiery	1,666	1,701	1,657	20,130
Other textile goods and related products	7,498	7,462	6,270	90,599
Others	12,676	9,779	12,514	153,166

Total	¥165,726	¥163,297	¥172,276	$2,002,489

Geographic Information
Information by major geographic area as of and for the years ended March 31, 2011, 2010 and 2009 was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2011	2010	2009	2011

Net sales:
Japan	¥145,136	¥144,048	¥149,927	$1,753,697
Asia	9,155	7,885	7,573	110,621
Americas and Europe	11,435	11,364	14,776	138,171

Consolidated	¥165,726	¥163,297	¥172,276	$2,002,489

Long-lived assets:
Japan	¥45,820	¥47,392	¥45,221	$553,649
Asia	2,344	2,527	1,827	28,323
Americas and Europe	1,581	1,901	1,991	19,103

Consolidated	¥49,745	¥51,820	¥49,039	$601,075

Net sales are attributed to countries or areas based on the location of sellers.
Countries or areas are classified according to geographical proximity. Long-lived assets represent property, plant and equipment.
22.     SUBSEQUENT EVENTS
On May 13, 2011, the Board of Directors resolved to pay a cash dividend of ¥100 ($1) per 5 shares of common stock to holders of record as of March 31, 2011 (aggregate amount of ¥2,817 million ($34,038 thousand)).
*  *  *  *  *  *