Form 20-F/A
period 2011-03-31
WACOAL HOLDINGS CORP
filed 2012-06-27
CIK 104040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered

Common Stock American Depositary Shares (each representing 5 shares of such Common Stock)	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. (Title of Class)

                None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock Outstanding: 140,848,478 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, originally filed with the Securities and Exchange Commission on July 15, 2011 (the “2011 Form 20-F Annual Report”), is being filed solely to correct discrepancies contained in the interactive data file disclosure furnished as Exhibit 101 to the 2011 Form 20-F Annual Report in accordance with Rule 405 of Regulation S-T.

Due to inadvertent coding errors in our consolidated balance sheets and consolidated statements of cash flows, the interactive data files in Exhibit 101 to the 2011 Form 20-F Annual Report contained discrepancies in the (i) names assigned to certain line items under “cash and cash equivalents” in the consolidated balance sheets; and (ii) yen and dollar amounts of cash and cash equivalents as of March 31, 2011 in the consolidated statements of cash flows. We note that these names and amounts were correctly stated on pages F-4 and F-12, respectively, of the consolidated financial statements included in the 2011 Form 20-F Annual Report. In the interactive data files furnished as Exhibit 101 to this Amendment No. 1, we have corrected these errors, and have also made certain minor presentation adjustments. The remainder of the interactive data files is also included in Exhibit 101 being furnished with this Amendment No. 1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information contained in the 2011 Form 20-F Annual Report, or reflect any events that have occurred after the 2011 Form 20-F Annual Report was originally filed.

Users of these interactive data files are advised that pursuant to Rule 406T of Regulation S-T, such files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

Item 19. Exhibits.

Exhibit Number	Description

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definition Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP.
(Registrant)

By	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: June 27, 2012