Form 20-F
period 2012-03-31
WACOAL HOLDINGS CORP
filed 2012-07-13
CIK 104040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

140,851,070 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☑  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes     ☑  No

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

☑  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☑  Yes    ☐  No

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

☐  Item 17     ☑  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☑  No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to recruit and maintain qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to return of investment for development of new market; risks relating to intellectual property; risks relating to protection of personal information and our confidential information; risks relating to internal controls over financial reporting; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business. Forward-looking statements are contained in the sections entitled “Item 3.D. Risk Factors,” “Item 4.B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report.

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

CERTAIN REFERENCES

As used in this annual report on Form 20-F, unless the context otherwise requires, the “Company” and “Wacoal Holdings” refer to Wacoal Holdings Corp., and “Wacoal,” “we,” “us,” “our” and similar terms refer to Wacoal Holdings Corp. and its consolidated subsidiaries.

The Company’s fiscal year end is March 31. In this annual report, “fiscal 2012” refers to our fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner.

CURRENCIES AND EXCHANGE RATES

We publish our financial statements in Japanese yen. In this annual report on Form 20-F, references to “U.S. dollars” or “$” are to the currency of the United States and references to “yen” or “¥” are to the currency of Japan.

Solely for your convenience, certain yen amounts in this annual report have been translated into U.S. dollars. The rate of translation is based on the noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the various dates specified where the translations are set forth in this annual report. References to the “noon buying rate” in this annual report refer to this rate. These translations should not be taken as assurances that the yen amounts actually represent these U.S. dollar amounts or that they were or could have been converted into U.S. dollars at the rate indicated or at any other rate. The noon buying rate was ¥79.81 to $1.00 on June 29, 2012.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following selected historical consolidated financial data of Wacoal Holdings have been derived from the consolidated financial statements of Wacoal Holdings as of and for the fiscal years ended March 31, 2012, 2011, 2010, 2009 and 2008. The selected consolidated income statement data for the fiscal years ended March 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of March 31, 2012 and 2011 are derived from the consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), included elsewhere in this annual report. The selected consolidated income statement data for the fiscal years ended March 31, 2009 and 2008, and selected consolidated balance sheet data as of March 31, 2010, 2009 and 2008, are derived from Wacoal Holdings’ consolidated financial statements not included in this annual report.

	Fiscal year ended/as of March 31,
	2012		2011	2010	2009	2008
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Income Statement Data
Net sales	¥171,897	$2,085,876	¥165,548	¥163,548	¥170,960	¥165,201
Operating income	10,377	125,919	4,401	3,829	9,833	13,337
Net income attributable to Wacoal Holdings Corp.	6,913	83,885	2,785	2,475	5,062	4,845
Balance Sheet Data
Working capital[1]	¥61,688	$748,549	¥56,530	¥54,510	¥59,016	¥61,869
Total assets	221,098	2,682,903	215,276	222,889	213,827	240,053
Short-term bank loans	5,780	70,137	6,152	7,974	5,221	5,572
Long-term debt (including current portion)	702	8,518	284	188	81	129
Common stock	13,260	160,903	13,260	13,260	13,260	13,260
Shareholders’ equity	171,496	2,081,010	167,480	171,860	166,767	184,128
Per Common Share Data
Net income attributable to Wacoal Holdings Corp.
Basic	¥49.08	$0.60	¥19.73	¥17.51	¥35.57	¥34.29
Diluted	¥49.02	$0.59	¥19.72	¥17.50	¥35.56	¥34.29
Cash dividends declared
Japanese yen	¥20	—	¥20	¥20	¥25	¥25
U.S. dollars	—	$0.24	$0.24	$0.21	$0.25	$0.25
Other Data
Weighted-average number of shares of common stock outstanding (thousands)	140,849	—	141,145	141,353	142,317	141,304

1.	Working capital equals total current assets less total current liabilities.

2.	Prior period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

We publish our financial statements in yen. The following table sets forth information regarding the noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per $1.00 during the periods shown. The noon buying rate was ¥79.81 to $1.00 on June 29, 2012.

	Year ended March 31,
Yen exchange rates per U.S. dollar	2012		2011		2010		2009		2008
Period end	¥	82.41	¥	82.76	¥	93.40	¥	99.15	¥	99.85
Average rate during period		78.86		85.00		92.49		100.85		113.61
Highest rate during period		85.26		94.98		100.71		110.48		124.09
Lowest rate during period		75.72		78.74		86.12		87.80		96.88

Yen exchange rates per U.S. dollar	Highest rate during period	Lowest rate during period
January 2012	¥78.13	¥76.28
February 2012	81.10	76.11
March 2012	83.78	80.86
April 2012	82.62	79.81
May 2012	80.36	78.29
June 2012	80.52	78.21

1.	All figures have been derived from figures released through the website of the Federal Reserve Bank of New York.

2.	The noon buying rate on such dates may differ from the rates used in preparation of our financial statements as of such dates.

3.	Average rates are calculated using the average of the exchange rates on the last day of each month during the period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Our business, performance and financial condition are subject to risks and uncertainties, including those described in the risk factors below. These risks and uncertainties could result in a material adverse effect on our results of operations and financial condition, and a material decline in the trading price of our common stock and American Depositary Shares (“ADSs”).

We may be adversely affected by the global economy, particularly with respect to Japan, the United States and Europe

While the global economy has recently begun to gradually expand as a result of the growth of emerging economies, effects of economic stimulus measures following the global financial crisis and other factors, the economic uncertainty triggered by the Greek sovereign debt crisis has adversely affected the entire European continent and heightened the risk of turmoil in the global economy.

Against this global backdrop, the Japanese economy has continued to suffer from the appreciation of the yen and deflation. While growth is expected from the adoption of the reconstruction budget in response to the earthquake and tsunami that struck northeastern Japan in March 2011, the outlook of the Japanese economy remains uncertain due to the long-term effects of the natural disaster, such as power and energy supply-related issues.

During fiscal 2012, the Japanese market accounted for approximately 87% of our net sales, and the United States and European markets accounted for approximately 6.9%. In the major markets in which we operate, the continued weakness or deterioration in the economy may have a material adverse effect on our sales, results of operations and financial condition. Our businesses may be particularly sensitive to declines in consumer spending. In addition, another financial crisis may result in lower returns or losses on our financial investments.

Continued difficulties faced or changes in business policies made by department stores, general merchandisers and other general retailers in Japan would hurt our business

In fiscal 2012, a substantial majority of our net sales were made to department stores, general merchandisers and other general retailers in Japan. While we are making efforts to increase sales from our direct sales outlets, catalog and the Internet, we expect that the majority of our net sales will continue to be made through department stores, general merchandisers and other general retailers in Japan for the foreseeable future.

In recent years, many department stores, general merchandisers and other general retailers in Japan have experienced business difficulties for a variety of reasons, including weak consumer spending, competition from convenience stores, catalog and Internet retailers and other sources. Due to such circumstances, the retail market has been undergoing a structural change, which has led to, among other things, the emergence of specialty apparel manufacturers. As a result of this trend, which we expect to continue for the foreseeable future, the share of sales from department stores, general merchandisers and specialty retail stores in the overall retail market is expected to remain weak and may continue to decline.

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

The apparel market is highly competitive, and our share of sales or profitability may decline if we are unable to maintain our competitiveness

The sale of intimate and other apparel is highly competitive, and we must compete for sales with a wide range of other apparel companies. In addition to competition from wholesalers and direct retailers in the mid- to high-end undergarment market in Japan, we must also compete against catalog and Internet sales and new entrants to the intimate apparel market, including mass-market and specialty apparel companies, as well as outerwear fashion manufacturers.

An important factor affecting the competitive environment in our industry in recent years has been the increased penetration of lower-priced garments in the market. Factors driving this trend include increased product sourcing and production in China, Vietnam and other lower-cost countries, the introduction of new manufacturing technologies, consolidation in the retail industry and a prolonged period of sluggish consumer spending, particularly in Japan. Our strategy of focusing on the higher end of the intimate apparel market may help us avoid potential negative effects of such trends on our business and performance, including possible loss of market share and reduced profitability. However, we are affected by these competitive trends and our strategy may not be successful.

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

Expansion of our specialty retail store network, particularly of stores carrying brands other than Wacoal or Wing brands, may not lead to improved sales and profits

As of March 31, 2012, we had a total of 238 stores in our network in Japan, of which 155, including 18 factory outlet stores, carried brands other than Wacoal or Wing brands, such as those of Peach John Co., Ltd. (“Peach John”). We hope to increase our contact with younger women and other consumers who may have less awareness of our brand and products and who may be less likely to shop for intimate apparel in the general retail stores that carry our products, particularly through our efforts in promoting our network of specialty retail stores carrying brands other than Wacoal or Wing brands.

In pursuing this strategy, we believe increasing sales to younger career-oriented women, as well as younger women in general, is essential for increasing future sales and improving profitability. In June 2006, we entered into a business and capital alliance with Peach John by acquiring 49% of its shares. Subsequently, in January 2008, we made Peach John a wholly owned subsidiary, which, in combination with our specialty retail business, enabled us to strength our business targeting younger consumers.

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

We are subject to inventory risks that could negatively affect our operating results

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

We generally enter into contracts for the purchase and manufacture of merchandise with our suppliers well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. Therefore, if we are unable to successfully anticipate or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will suffer and we may be faced with significant amounts of unsold inventory. In response, we may be forced to reduce our product prices, increase our marketing promotions or take other steps, which could have a material adverse effect on our sales, results of operations and financial condition.

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

In recent years, we have taken certain steps intended to reduce our costs. For example, in order to improve the efficiency of our product distribution system, we have reduced the number of our distribution centers over the years from the eighteen centers we maintained in 1998 to our present four distribution centers. We have also taken steps over the years to reduce our labor costs in Japan, such as closing production facilities, implementing an early retirement program and undertaking a reform of our pension plan. We are also seeking to produce or otherwise source more of our apparel in China, Vietnam and other lower-cost countries. Additionally, we are reorganizing production functions and taking other steps to reduce manufacturing costs.

However, with the possibility of an increase in product material prices, a rise in labor costs in China, Vietnam and other countries or costs being incurred in response to changes in the business environment, we may not be successful in materially reducing our costs, and any cost reductions that we achieve may not be large enough to compensate for difficulties that we may face in increasing our sales. A failure to reduce our costs would have a material adverse effect on our profitability and results of operations.

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

Our business may be adversely affected by irregular weather events

Our business performance and results can be affected by the weather and irregularity of seasons. We typically launch new intimate apparel product campaigns for the spring/summer and fall/winter seasons of each year for our Wacoal and Wing brands and our business success largely depends on the success of these seasonal product campaigns. We also produce and acquire merchandise in advance of the peak selling periods of the seasons during which we intend to sell such merchandise and sometimes before new fashion trends are confirmed by consumer purchases. If a season is unusually warm, cold, short, long or in any other way irregular, consumers may change their buying habits, and we may not be able to sell our inventory in the way we anticipated at the time of purchase. Changes in seasonal weather patterns and extreme weather events have adversely affected our sales in the past and may affect us in the future.

We cannot predict future weather patterns or judge the effect that weather patterns may have on our sales and profitability.

We may face increasing risks relating to conducting business internationally

In fiscal 2012, approximately 87% of our net sales were made in Japan. However, we have gradually increased both the amount of goods we produce and the amount of raw materials we procure in lower-cost countries, such as China—a trend we expect to continue. In addition, we are making efforts to expand our product sales in overseas markets, including in the United States, Europe and China. These initiatives and trends may increasingly subject us to various risks relating to the conduct of our business abroad, including:

•	differing consumer tastes and preferences in overseas markets;

•	political, social and economic instability in countries where we source, manufacture or sell our products;

•	unexpected tax, legal or regulatory changes or actions that may adversely affect our group, including such risks in China;

•	difficulty in staffing and managing widespread operations;

•	changes in exchange rates;

•	differing protection of intellectual property; and

•	public health or similar problems in our important overseas markets or sourcing/production centers.

For instance, in fiscal 2012, the Chinese authorities targeted many department stores for their misleading practice of advertising products purportedly at a discount without proper disclosure of the prediscounted price, thereby adversely affecting sales at these department stores, which serve as important distribution channels. While we believe that this issue has been largely resolved, similar administrative guidance or enforcement action by the Chinese or any other authorities may have a material adverse effect on our results of operations.

We may not be successful with acquisitions and other strategic transactions with third parties

We intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. Three of our key transactions are as follows:

•

Peach John. In June 2006, we entered into a business and capital alliance with Peach John, which markets innerwear, outerwear and other products of its own original design to younger women in Japan through catalog and company-owned retail store sales, by acquiring a 49% interest. In January 2008, we acquired the remaining 51% interest and made Peach John a wholly owned subsidiary.

•

Lecien. In August 2009, Lecien Corporation (“Lecien”), which manufactures and sells women’s innerwear and clothing for the Japanese market, became our wholly owned subsidiary through a share exchange. Lecien’s strength is in the so-called “volume zone,” which is the market for products in the mid-price range generating the largest volume of sales.

•

Eveden. In April 2012, we acquired all of the shares of Eveden Group Limited (“Eveden”), a corporation engaged in the manufacture and sale of women’s undergarments and swimming wear mainly in the United Kingdom and other European countries, North America, Australia, Asia and other areas.

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

•

impairment charges we would have to take if we were to conclude that there had been an other-than-temporary decline in the fair value of our investment in an investee company, below its carrying value if, for example, the investee business was not generating increasing cash flows as quickly as we had expected at the time of our initial investment;

•	possible impairment charges to goodwill or intangible assets; and

•	failure to achieve any intended cost reductions due to unsuccessful integration of or a lack of cooperation between our businesses with those of our counterparties.

If any of these or any other material risks occur, it could have an adverse effect on a business we acquire, as well as the results, financial condition and cash flow of our existing operations. For example, in fiscal 2010, we evaluated the recoverability of Peach John’s customer relationships, which had been recorded as an intangible fixed asset, and recognized an impairment loss of approximately ¥1,023 million as a result. In fiscal 2011, we recognized a further impairment loss of ¥1,772 million composed of an impairment loss of approximately ¥559 million against trademarks, ¥377 million against customer relationships and ¥836 million against goodwill after reassessing the fair value of Peach John.

We may not be able to recover the cost of investments we make in pursuing growth opportunities and developing new markets

Our pursuit of growth opportunities and new markets through international expansion, acquisitions, strategic alliances or otherwise will require significant resources, time and costs. There is no guarantee that we will generate results that are sufficient to cover the cost of making any such investment, even if we conduct an extensive due diligence investigation and other analyses prior to making the investment to maximize the probability of success and minimize the risks. Failure to recover the cost of investments could have a material adverse effect on our financial condition and results of operations. For instance, while our aggressive efforts to expand our business in China have increased our net sales there, we have not recorded any operating profit in China and may never reach a level of profitability in China that justifies our cost of investments to expand our business there.

We may face infringement of our intellectual property rights or claims that we infringe the intellectual property rights of others

We are subject to certain risks in our business relating to intellectual property rights. In particular, we believe that our brands and related trademarks are important to our ability to create and sustain demand for our products and to the value of our business. We may encounter trademark and related disputes in the future, and our actions to establish and protect our trademarks and other proprietary rights may not be adequate to prevent imitation of our products or the infringement of our trademarks and proprietary rights by others, which could materially harm our operations and financial condition. Additionally, other parties have asserted in the past, and may assert in the future, that we have infringed their intellectual property rights. We cannot predict whether any such assertions or related claims will substantially harm our financial condition or results of operations.

If we fail to protect our customers’ privacy and data and maintain the confidentiality of our trade secrets we may face proceedings against us, lose customer confidence or lose our market position

We must comply with laws and regulations regarding privacy and the protection of customer information in the jurisdictions where we conduct our business and operations. These laws and regulations change from time to time and are not consistent across jurisdictions. Violations of these requirements could arise in a number of ways, including problems with our information systems and inadvertent or intentional disclosures of information by our employees. Any failure by us to comply with these laws and regulations could result in proceedings against us by governmental entities or others, which could potentially have an adverse effect on sales and profitability. Complying with varying privacy requirements could cause us to incur substantial costs and force us to change our business practices.

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

As a result of yearly evaluations conducted by management and independent external auditors we have not discovered any material deficiencies during fiscal 2012. However, we recognize that there are certain improvements that we should make with particular aspects of our internal controls.

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

Our holdings of equity securities expose us to market risks

We hold equity and other securities in a number of publicly traded Japanese companies. A significant drop in the value of these securities, or in the Japanese equity markets in general, could have an adverse impact on our financial results in the relevant reporting period. For example, although our balance sheet as of March 31, 2012 showed an unrealized gain on securities of ¥4,197 million, we were required to recognize a valuation loss on our equity securities holdings of ¥831 million for fiscal 2012. This loss recognition was primarily the result of a determination that a decrease in the fair market value of certain equity securities was other than temporary.

In addition, if there is a decrease in our pension assets due to adverse conditions in stock or bond markets or other factors, additional funding and accruals may be required, and such funding and accruals may adversely affect our performance and financial condition. For example, our selling, general and administrative expenses for fiscal 2009 increased as compared to such expenses for fiscal 2008, due in part to a significant increase in the actuarial loss in our pension plans caused by poor returns on the securities included in the plan assets. While our pension assets have not suffered material actual losses since fiscal 2009, there is no assurance that we will not incur future increases in expenses or other costs due to decreases in the valuation of our pension assets.

Natural disasters and epidemics could affect our manufacturing abilities, results of operations or financial condition

Japan is one of the most seismically active countries in the world; it also regularly experiences typhoons and other natural disasters. In the event of a large earthquake, other natural disaster or outbreak of an epidemic that affects our employees or our ability to continue using any of our sales or manufacturing facilities, our sales and marketing efforts would be adversely affected and we would face the possibility of work delays or stoppages, any of which could have a negative effect on our business. Any such natural disaster or epidemic could also cause disruptions in the transportation networks that our business relies upon and could interfere with our normal course of production and distribution. Furthermore, any such natural disaster or epidemic would also have a large impact on consumer activity, which would have a significant impact on the sales of our products. Any such natural disaster or epidemic could also force us to recognize impairment charges on our investments or goodwill or other intangible assets. For instance, we recognized an impairment loss after reassessing the fair value of Peach John in March 2011 partly in light of the effects of the major earthquake and tsunami that struck Northeast Japan in March 2011 as well as due to worsened market conditions and weakened consumer spending. See “—We may not be successful with acquisitions and other strategic transactions with third parties.” Additionally, because one of our main business activities is manufacturing, our operations are particularly vulnerable to damage to infrastructure. Any damage to our means of manufacture or production could result in significant impairment charges to our business.

We may become classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders of our stock or ADSs

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service (“IRS”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors, who owned our common stock or ADSs during any taxable year in which we were a PFIC, generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. We do not intend to provide information to permit you to make a qualified electing fund election to avoid the adverse U.S. tax consequences discussed above. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common stock or ADSs during the current taxable year or any subsequent taxable year if we are treated as a PFIC for that taxable year.

The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (i) 75% or more of our gross income for such taxable year is passive income or (ii) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (i) held directly a proportionate share of the other corporation’s assets and (ii) received directly a proportionate share of the other corporation’s income.

We do not believe that we were a PFIC for the preceding taxable year or should be a PFIC for the current taxable year. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year or that the IRS will not challenge our determination concerning our PFIC status. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state, local and foreign tax consequences of our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10.E. Taxation—U.S. Federal Income Taxation—Taxation of U.S. Holders—Passive Foreign Investment Company Considerations” below.

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

Japan’s unit share system imposes restrictions on holdings of our common stock that do not constitute whole units

The Companies Act of Japan allows companies to set one “unit” of shares for the purpose of exercising voting rights at the general meetings of shareholders. Under our articles of incorporation, one unit of our shares is composed of 1,000 shares, equivalent to 200 ADSs. Each unit of our shares has one vote. A holder who owns shares or ADSs, in other than multiples of 1,000 or 200, respectively, will own less than a whole unit. Our articles of incorporation, in accordance with the Japanese Companies Act, impose significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote, to attend a shareholders’ meeting and to bring derivative actions. Under the unit share system, holders of our shares constituting less than one unit have the right to require us to purchase their shares and the right to require us to sell them additional shares to create a whole unit of 1,000 shares. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs. For a further discussion of the Japanese unit share system, see “Item 10.B. Memorandum and Articles of Association—Capital Stock—Unit Share System.”

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

In June 2006, we purchased 49% of the shares of Peach John for approximately ¥15,327 million. In January 2008, we acquired the remaining 51% of Peach John for ¥9,266 million, making it a wholly owned subsidiary of Wacoal. While Peach John was primarily engaged in the mail-order sales of women’s apparel and various other apparel products at the time of our acquisition, we have been increasing our efforts to promote sales through Peach John’s direct sales outlets.

Lecien, which manufactures and sells women’s innerwear, clothing and accessories for the Japanese market, became our wholly owned subsidiary as a result of a stock exchange on August 17, 2009.

In April 2012, we acquired all of the shares of Eveden, which is engaged in the manufacture and sale of women’s undergarments and swimming wear mainly in the United Kingdom and other European countries, North America, Australia, Asia and other areas.

For a discussion of recent and current capital expenditures and divestitures, please see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures.”

We have not received any indication of any public takeover offers by third parties in respect of our shares, and we have no current intention to make any takeover offers in respect of other companies’ shares.

B. Business Overview.

Overview

We are a leading designer, manufacturer and marketer in Japan of women’s intimate apparel, with the largest share of the Japanese market for foundation garments and lingerie, according to a third-party private research organization. Foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 72.3% of our consolidated net sales for fiscal 2012. We also design, manufacture and sell nightwear, children’s underwear, outerwear, sportswear, hosiery and other apparel and textile products, and engage in restaurant businesses, certain cultural projects and (through our subsidiary, Nanasai Co., Ltd. (“Nanasai”)) build interiors for commercial premises, including sales counters operated by our sales promoters in department stores and other retailers carrying our apparel.

We divide our businesses into four segments in accordance with U.S.GAAP: Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John and Other. Further details of these business segments and their principal products are provided below (see “—Product Categories—Principal Products” below for further details of these principal products).

Business Segments

The following table sets forth information with respect to our net sales to external customers by business segment during fiscal 2012, 2011 and 2010:

Net Sales to External Customers (and Percentage) by Business Segment

	Year ended March 31,
	2012		2011		2010
Wacoal Business (Domestic)	¥115,870	67.4%	¥110,856	67.0%	¥113,929	69.7%
Wacoal Business (Overseas)	21,396	12.5	20,010	12.1	19,295	11.8
Peach John	13,836	8.0	11,575	7.0	13,079	8.0
Other	20,795	12.1	23,107	13.9	17,245	10.5

Total	¥171,897	100.0%	¥165,548	100.0%	¥163,548	100.0%

1.	Eliminations were ¥15,197 million, or 8.8% of our net sales, for 2012; ¥12,913 million, or 7.8% of our net sales, for 2011; and ¥11,222 million, or 6.9% of our net sales, for 2010.

2.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

Wacoal Business (Domestic)

This segment comprises 21 companies all of which are based in Japan, including Wacoal Corp. and Wacoal Holdings, and are principally engaged in the manufacture and distribution of apparel in Japan other than the businesses conducted by Peach John and Lecien. The core products in this segment include innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, restaurant, culture and services. The five primary units within this segment are as follows:

•	Wacoal Brand Business Department, which engages solely in businesses related to Wacoal brand products and accounts for most of the sales of Wacoal brand products in this segment;

•	Wing Brand Business Department, which engages solely in businesses related to Wing brand products and accounts for most of the sales of Wing brand products in this segment;

•

Retail Business Department, which engages solely in businesses through our direct retail stores accounted for under this segment, and primarily handles products from our specialty retail store brands, such as Amphi, as well as some Wacoal brand products;

•

Wellness Business Department, which engages primarily in businesses related to sports conditioning products and business footwear, including pumps for business women, and accounts for most of the sales of sports conditioning products and business footwear in this segment; and

•

Catalog Sales Business Department, which engages solely in businesses through our catalog and Internet channels accounted for under this segment, and handles all of Wacoal brand, Wing brand and Wellness products.

Most of our business operations and sales are in Japan, where we believe that we have established broad brand recognition for high quality and fashion. In fiscal 2012, a substantial majority of our net sales were made to department stores, general merchandisers and other general retailers in Japan.

Wacoal Business (Overseas)

This segment comprises 19 companies, all of which are based outside Japan, and are principally engaged in the manufacture and distribution of apparel outside Japan. Included in this segment are our subsidiaries and affiliates in the United States, France, the United Kingdom, China, Vietnam and other countries in Asia. The two primary units within this segment are our subsidiaries, Wacoal International Corp. and Wacoal China Co, Ltd. The core products in this segment include: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery. We are currently reviewing the impact of Eveden, our new subsidiary as of April 2012, on our business to determine whether its business will be included in this segment or will be reported under a stand-alone segment. In general, we would report Eveden as a stand-alone segment only if its sales, profit or loss, or assets constitute 10% or more of the corresponding amounts for all operating segments.

Peach John

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

Key Business Strategies

Our key business strategies include the following:

Maintain leadership position in our core innerwear business

We believe that our leadership position in the women’s innerwear market in Japan and broad consumer association of the Wacoal brand with high-quality innerwear products are key strategic assets for our company. We intend to maintain and build on our leadership position by continuing to bring to market high-quality innerwear products with innovative features that appeal to women in Japan. We have also established the Wacoal brand as one with a reputation for high-quality products and high functionality in the U.S., European and the Association of Southeast Asian Nations (“ASEAN”) markets, and we are pursuing the policy of establishing the Wacoal brand in China and Vietnam as well. Additionally, we have begun developing our strategy for entering emerging economies such as Brazil and India as well as new markets such as Canada, Italy and Russia.

Expand our overseas businesses in order to decrease our reliance on the Japanese market

We will continue to make efforts to become a global firm in order to move beyond the Japanese apparel market, where potential growth will be limited by demographic trends. In this regard, we view China and the United States as our priority markets. The United States has historically been our largest overseas market, and as personal consumption in the United States continues to steadily recover from the economic downturn, the United States will continue to be a key market for our existing Wacoal brand products. In China, we are focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. In Europe, we intend to utilize the resources of the recently acquired Eveden to strengthen our operating base and expand sales. In addition, we are proactively seeking to develop our business operations in other markets and emerging economies, including through establishment of country specialists to implement customer acquisition strategies tailored to each country.

Implement effective structural reforms, particularly in our domestic innerwear business

We have increasingly focused our efforts on achieving stable profits in the challenging economic environment in Japan, where there is great uncertainty as to the future of our flagship innerwear products market and core sales channels—department stores, general merchandisers and specialty retail stores. Against these challenges, we will continue to engage in the following efforts:

•	Improve our ability to respond quickly to market trends and operational productivity;

•	Conduct ongoing review of operations and business structure from multiple perspectives and implement appropriate structural reforms from time to time to improve profitability; and

•	Draw on our collective strengths across all areas of our business and leverage our research know-how that we have built over the years in order to expand into new low-price, high-volume markets.

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

Product Categories

Principal Products

Our principal product categories are innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear), outerwear and sportswear, hosiery, textile products and other products. Total net sales for fiscal 2012 were ¥171,897 million, of which ¥124,303 million was attributable to foundation and lingerie, ¥16,371 million to outerwear and sportswear, ¥1,646 million to hosiery, ¥8,226 million to textile products and ¥10,431 million to other products. For year-on-year comparative analysis of net sales of each product category, see “Item 5.A. Operating Results—Fiscal 2012 Compared to Fiscal 2011—Consolidated Operating Results—Net Sales” and “Item 5.A. Operating Results—Fiscal 2011 Compared to Fiscal 2010—Consolidated Operating Results—Net Sales.”

Innerwear

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

Wacoal and Wing Products. We launch product campaigns for our core Wacoal brand and our Wing brand foundation garments and lingerie each year for the spring/summer and fall/winter seasons. Our business success depends in large part on the success of these seasonal product campaigns. In April 2010, our Human Science Research Center announced its research results “Body Aging (physiological changes associated with aging).” Through the campaign based on these results, we were able to deepen consumers’ understanding about the importance of choosing undergarments that are suited to a changing body. Although originally dependent on seasonal item campaigns, the Body Aging-based campaign has led to a rise in sales of our bra line items throughout the year.

•

Wacoal Products: Through the spring/summer and fall/winter seasons of 2011, we continued our LALAN brassier campaign, which was launched in 2007, and as a result, sales of the ribbon bra, Su-su bra and aging conscious bra increased. We also, as stated above, continued with our Body Aging promotion based on the findings of our Human Science Research Center through which we were able to plead the importance of suitable undergarments for the changes one’s body undergoes with age. Through this, we were able to grow our sales of our mature woman-geared brands, LASÉE and Gra-P. Additionally, sales of our Fitness-Walker and Slim-up Pants high-function bottoms from our Style Science series have grown.

•

Wing Products: In 2011, we focused our brassier campaigns on S-style and Zurui, among others. As for bottoms, our campaign for Slim-up Pants from our Style Science series was successful and contributed to an increase in overall sales. Fufu, our new collaboration brand created with our major clients, showed steady performance. With respect to men’s innerwear, although sales of the seasonal Heya-teko products were strong, inventory adjustments were made by our clients, resulting in fewer deliveries of our products due to returns of our Cross-Walker high function bottoms from our Style Science series.

Luxury Products. In addition to our Wacoal and Wing brand products, our product line also includes our luxury products Tréfle, PARFAGE, Salute, L’ge and Lesiage. We are continuing to expand the brand WACOAL DIA, including at our shop in the upscale Ginza shopping district in Tokyo, while limiting the number of stores and geographic areas in which it is available so as not to diminish its luxury image. Consistent with this policy, we have our direct sales outlet in Ginza and Tokyo Midtown in Roppongi, two of Japan’s foremost first-class shopping areas.

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

Outerwear and Sportswear

Our outerwear and sportswear product line consists of women’s outerwear, including dresses, skirts, slacks, jackets and sweaters, and sportswear, featuring our CW-X product line. Our outerwear products are sold principally through our catalog operations. Our CW-X product line, a high-function conditioning wear product that was developed from years of research and development, enjoys a strong reputation among athletes. We are continuing to expand this product line to develop new products that meet the needs of participants in various fields of sports, including lower-priced products with more limited functionality for general consumers rather than professional athletes. By doing so, we also aim to increase sales by achieving popularity among the general sporting public. As part of these efforts, we are expanding our sales in the United States, including through the placement of our products at major sports shops, through our subsidiary, Wacoal Sports Science Corp.

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

Textile and Other Products

We are engaged in several business lines that are ancillary to our core apparel business. We offer functionality-focused shoe products. Their designs, based on ergonomic research, have a structure that prevents feet from getting tired after many hours of wear and are well received by women who work in offices or who must stand for long hours at work, such as flight attendants. We also sell certain general merchandise, including items for handicrafts such as sewing materials and sundries including pouches and handkerchiefs, which we categorize as textile products. We rent out mannequins and fixtures, and design and build interiors for commercial premises, including sales counters used by our sales representatives in department stores and other general retailers carrying our apparel. In addition, we operate a restaurant business and are involved in various cultural projects and events, including exhibits by artists from around the world.

Principal Geographic Markets and Methods of Distribution

We currently sell our products in Japan, the United States, China and certain countries in Europe and Southeast Asia. In all of our markets, we principally sell our apparel products to general retailers, although in Japan, we are seeking to expand our sales through our network of specialty retail stores, mail order catalogs and the Internet. Our total net sales for fiscal 2012 were ¥171,897 million, of which ¥149,587 million were attributable to sales made in Japan, ¥10,527 million to sales made in Asia, excluding Japan and ¥11,783 million to sales made in the Americas and Europe. For additional information on our net sales by geographic market during fiscal 2012, 2011 and 2010, see “Item 5.A. Operating Results—Overview—Revenues.”

Japan

General Retailers

In our core Japan market, we principally sell our apparel products to department stores, general merchandisers and other general retailers. Sales to general retailers in Japan represented a substantial majority of our total worldwide sales in fiscal 2012. No single Wacoal customer constitutes 10% or more of our net sales, although our general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 10% of our net sales in fiscal 2012.

Specialty Retail Stores

As part of our product and marketing strategy, we are developing a network of directly managed specialty retail stores. We began developing our specialty retail stores in 2001, and we had 122 stores in our network (excluding Peach John, Une Nana Cool, Linge Noel and minette by Wacoal) in Japan as of March 31, 2012, including 18 factory outlet stores. The number of Peach John retail stores as of March 31, 2012 was 22, which decreased as compared to the number of stores as of March 31, 2011. Our future goals for our specialty retail stores are to improve the profitability of each store and to increase the number of such stores.

Through our specialty retail stores, we intend to reach younger customers and others who prefer shopping for intimate apparel at malls or specialty retail stores rather than at department stores and other general retailers. We also intend to generally increase our points of contact with customers and reduce our reliance on the general retailer channel to market our foundation garment and lingerie products.

In addition to our core retail store brands, we operate Dublevé stores, which specialize in custom-made intimate apparel and also carry Wacoal brand products. At our factory outlet stores, we take older items that have not sold at our usual retail locations and sell them at discounted prices. We have expanded into several domestic large-scale outlet shopping malls as well. We believe that our factory outlet stores will continue to provide us with a new sales channel for discounted merchandise and additional opportunities for direct consumer contact and brand promotion.

Mail-Order Catalog Business and Internet Sales

We are seeking to expand our mail order catalog and Internet sales to increase our points of contact with new customers and provide new selling channels for selected products. We are also seeking to expand our sales through the Internet as an alternate sales channel for selected products. Our Internet shopping site (http://store.wacoal.jp/) lists a number of over-the-counter innerwear products, which are not included in our catalog sale items, and this approach expands the ways in which our customers can purchase Wacoal items. We have also sold innerwear, outerwear and other products through Peach John, our wholly owned subsidiary since January 2008. For fiscal 2012, Peach John generated approximately 67% of its net sales from Internet and catalog order sales combined, with the remaining 33% of its net sales stemming from in-store and other sales.

United States

In the U.S. market, we sell foundation garments and lingerie through our subsidiary in the United States. While we sold both Wacoal brand products and licensed products of Donna Karan Intimates and DKNY brands through 2008, we terminated the relevant license agreements as of December 31, 2008. Since the beginning of 2009, we offer three of our own brands through Wacoal America: the ordinary Wacoal brand, the luxury brand Wacoal LUXE, and the sexy and fashionable brand b. tempt’d by wacoal.

We sell products in the U.S. market principally at high-end and other department stores. Wacoal America operates from one facility located in New Jersey and one facility located in New York. Our Wacoal Dominicana Corp. subsidiary manufactures products in the Dominican Republic and ships them to Wacoal America, which distributes them principally to retailers in the United States. Wacoal Sports Science Corp., based in the United States, is a wholly owned subsidiary of Wacoal International Corp. established for the purpose of expanding our CW-X sportswear line globally.

China

In China, we produce innerwear and other garments primarily for sale in Japan and China. Our marketing strategy in China is currently focused on developing relationships with local department stores and other retailers to strengthen our sales and distribution channels and on building consumer awareness of Wacoal as a premium brand for high-quality women’s innerwear. We believe that this strategy will help us to achieve profitable sales growth in China over time, as the spending power and sophistication of Chinese shoppers increase together with continued economic growth.

In China, our subsidiaries Guangdong Wacoal Inc., Wacoal China Co., Ltd. and Dalian Wacoal Co., Ltd. serve as manufacturing and marketing bases. We have sales offices in such major cities as Shanghai and Xining to carry out our marketing efforts. Wacoal (Shanghai) Human Science R&D Co., Ltd., which supports our product planning facilities, is tasked with developing unique products for the Chinese market based on the principles of human science and ergonomics.

Other Asia

We market our products through subsidiaries and affiliates in South Korea and a number of other countries in Asia, including Hong Kong, Singapore, the Philippines, Thailand, Taiwan, Indonesia and Malaysia. In March 2007, we launched our innerwear brand sorci age in the ASEAN region (Malaysia, Indonesia, the Philippines and Singapore) with standardized design and price. Sorci age targets the 18- to 24- year old segment of the market, and we intend to develop this business with the aim of entering additional ASEAN markets.

Europe

Our Wacoal France subsidiary designs and markets foundation garments and lingerie in Europe. Most of these products are manufactured by our subsidiaries in China. Wacoal (UK) Limited in the United Kingdom imports Wacoal products from the United States and France and distributes such products through major department stores in London and other large cities in the United Kingdom. In addition, we will make efforts to strengthen our operating base and expand sales in the European markets by utilizing the resources of Eveden, an English company, which became our subsidiary in April 2012.

Seasonality

We are not materially affected by seasonality.

Production and Sources of Supply

All of our products are produced according to our specifications, using materials that we supply.

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

Wacoal Corp., our core operating entity, produces a majority of its products through its subsidiaries in Japan, China and Vietnam, as well as through our affiliated companies in Thailand and Indonesia. In fiscal 2012, the amount of raw materials procured overseas and products produced overseas accounted for 19% and 52%, respectively, which have both been increasing in recent years. These increases are due to the improved quality of raw materials produced overseas and improvements in the sewing technology available at overseas plants, in addition to our efforts to lower manufacturing costs. We expect this trend to continue for the foreseeable future.

Government Regulation

We believe that regulation by governmental authorities in Japan and other countries where we operate does not significantly affect our business.

C. Organizational Structure.

The following table sets forth our significant subsidiaries, as well as the jurisdiction of incorporation and percentage of equity ownership that we hold directly or indirectly in each such subsidiary as of March 31, 2012:

Principal Subsidiaries	Jurisdiction of Incorporation	Wacoal Holdings Equity Owned (%)
Wacoal Corp.	Japan	100
Peach John Co., Ltd.	Japan	100
Lecien Corporation	Japan	100
Kyushu Wacoal Manufacturing Corp.	Japan	100
Niigata Wacoal Sewing Corp.	Japan	100
Hokuriku Wacoal Sewing Corp.	Japan	100
Torica Inc.	Japan	57
Nanasai Co., Ltd.	Japan	82
Wacoal Dominicana Corp.	U.S.A.	100
Wacoal International Corp.	U.S.A.	100
Wacoal America, Inc.	U.S.A.	100
Wacoal Sports Science Corp.	U.S.A.	100
Wacoal (UK) LTD.	U.K.	100
Wacoal France S.A.	France	100
Wacoal Singapore Pte. Ltd.	Singapore	100
Wacoal Hong Kong Co., Ltd.	Hong Kong	80
Wacoal International Hong Kong Co., Ltd.	Hong Kong	100
Wacoal China Co., Ltd.	China	100
Guangdong Wacoal Inc.	China	100
Dalian Wacoal Co., Ltd.	China	100
Wacoal (Shanghai) Human Science R&D Co., Ltd.	China	100
Vietnam Wacoal Corp.	Vietnam	100
Philippine Wacoal Corp.	Philippines	67

1.	The percentage of equity owned is identical to the percentage of voting rights owned.

D. Property, Plant and Equipment.

The principal facilities that we currently use in our business are as follows:

Facility	Location	Floor Space (1,000 square feet)[1]	Principal Activities or Products Manufactured
Executive and sales office	Kyoto, Japan	344	Management, Sales and Administration
Western Japan distribution center	Shiga, Japan	424	Distribution
Kyoto South distribution center	Kyoto, Japan	284	Distribution
Tokyo distribution center	Tokyo, Japan	170	Distribution
Manufacturing plants:
Hokuriku Wacoal Sewing Corporation	Fukui, Japan	63	Lingerie
Kyushu Wacoal Manufacturing Corporation
Nagasaki plant	Nagasaki, Japan	88	Foundation Garments
Kumamoto plant	Kumamoto, Japan	26	Foundation Garments
Fukuoka plant	Fukuoka, Japan	32	Foundation Garments
Niigata Wacoal Sewing Corporation	Niigata, Japan	15	Nightwear
Torica Inc.	Tottori, Japan	310	Lingerie, Children’s Innerwear and Foundation Garments
Sales offices	Tokyo, Japan (3 offices)	160	Sales
	Sapporo, Japan	11	Sales
	Osaka, Japan	124	Sales
	Kyoto, Japan	144	Sales
	Fukuoka, Japan	19	Sales
SPIRAL Building	Tokyo, Japan	107	Cultural Activities
238 specialty retail stores and other select shops[2]	Tokyo, Osaka, Kanagawa and other locations in Japan	264	Retail sales
Peach John Co., Ltd.	Tokyo, Osaka and other locations in Japan	156	Sales
Nanasai Co., Ltd.	Kyoto, Japan	263	Mannequins and Sales Equipment
Lecien Corporation	Kyoto, Japan	267	Foundation Garments
Wacoal America, Inc.	New Jersey and New York, U.S.	217	Management and Sales
Wacoal Dominicana Corp.	Santo Domingo, Dominican Republic	169	Foundation Garments
Wacoal China Co., Ltd.	Beijing, China	152	Foundation Garments
Dalian Wacoal Co., Ltd.	Dalian, China	366	Foundation Garments
Wacoal Hong Kong Co., Ltd.	Hong Kong	40	Sales
Guangdong Wacoal Inc.	Guangzhou, China	70	Foundation Garments
Philippine Wacoal Corp.	Manila, Philippines	16	Sales
Vietnam Wacoal Corp.	Bien Hoa, Vietnam	163	Foundation Garments

1.	Of the foregoing facilities, our total owned space is 3,422,446 square feet and our total leased space is 1,041,622 square feet.

2.	As of March 31, 2012.

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

We own all of the foregoing facilities except for the following, which we lease from third parties: (i) several of our sales offices (49,007 square feet), (ii) our 238 specialty retail stores as of March 31, 2012 (total of 264,030 square feet for all stores), (iii) our management and sales facilities for Peach John (155,861 square feet), (iv) our office and warehouse facility for Nanasai (59,609 square feet), (v) our management and sales facilities for Lecien (33,928 square feet), (vi) our management and sales facility for Wacoal America, Inc. (85,961 square feet), (vii) our office and warehouse facility in China (68,189 square feet), (viii) our manufacturing facility in Dalian, China (296,470 square feet), (ix) our sales facility in Hong Kong (12,378 square feet), and (x) our sales facility in Manila, Philippines (16,189 square feet).

We spent ¥355 million during fiscal 2012 to rebuild and relocate some of our office properties. Although we currently do not have any concrete plans, we expect to continue to make expenditures for the expansion of our specialty retail store network, for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity. For additional information on our capital expenditures during fiscal 2012, 2011 and 2010 see “Item 5.B. Liquidity and Capital Resources—Capital Expenditures.”

We believe that there does not exist any material environmental issues that may affect the utilization of our assets.

We have no material tangible fixed assets other than those discussed above.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

Overview

We are the leading designer, manufacturer and marketer of women’s intimate apparel in Japan, with the largest share of the Japanese market for foundation garments and lingerie. We also sell our foundation garments and lingerie products in several overseas markets. Sales of foundation garments (primarily brassieres and girdles) and lingerie (primarily slips, bra-slips and women’s briefs) accounted for approximately 72.3% of our consolidated net sales for fiscal 2012. We also design, manufacture and sell nightwear, children’s underwear, hosiery and other apparel and textile products and engage in several business lines that are ancillary to our core apparel business.

Economic Environment

Although the recovery and reconstruction efforts in the aftermath of the earthquake and tsunami that struck Japan in March 2011 led to increased demand in certain areas, the continued appreciation of the yen and deflation has limited the growth of the Japanese economy. Furthermore, consumer spending in Japan was stagnant due to uncertainties pertaining to a possible tax increase to fund the recovery effort, the funding status of the national pension plan and energy challenges, amid population decline and an increasingly aging society. Globally, the sovereign debt crisis in Greece affected the entire European continent and led to uncertainties in the outlook for the Western industrial countries, as well as emerging countries whose economies had been expanding. Because we generate revenues from consumers and therefore rely on their spending, the challenging economic environment will continue to create a downward pressure on our growth plans, which must be countered through our efforts to generate consumer demand for our products by introducing high-quality products with innovative features.

Revenues

We principally generate revenues from sales of innerwear (consisting of foundation garments and lingerie, nightwear and children’s underwear), outerwear and sportswear, hosiery, textile products and other products.

The following table sets forth information with respect to our net sales by category of products for fiscal 2012, 2011 and 2010:

Net Sales to External Customers (and Percentage) by Product Category

	Year ended March 31,
	2012		2011		2010
			(yen in millions)
Innerwear
Foundation and Lingerie	¥124,303	72.3%	¥116,127	70.1%	¥116,478	71.2%
Nightwear	9,390	5.5	8,713	5.3	9,437	5.8
Children’s Underwear	1,530	0.9	1,476	0.9	1,608	1.0

Total Innerwear	135,223	78.7	126,316	76.3	127,523	78.0
Outerwear and Sportswear	16,371	9.5	17,397	10.5	17,125	10.5
Hosiery	1,646	1.0	1,666	1.0	1,702	1.0
Textile Products	8,226	4.8	7,493	4.5	7,420	4.5
Other	10,431	6.0	12,676	7.7	9,778	6.0

Total	¥171,897	100.0%	¥165,548	100.0%	¥163,548	100.0%

1.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

The following table sets forth information with respect to our net sales by geographic market for fiscal 2012, 2011 and 2010:

Net Sales to External Customers (and Percentage) by Geographic Market

	Year ended March 31,
	2012		2011		2010
			(yen in millions)
Japan	¥149,587	87.0%	¥144,999	87.6%	¥143,902	88.0%
Asia (excluding Japan)	10,527	6.1	9,167	5.5	7,943	4.9
Americas and Europe	11,783	6.9	11,382	6.9	11,703	7.1

Total	¥171,897	100.0%	¥165,548	100.0%	¥163,548	100.0%

1.	Net sales in Europe were ¥1,194 million for fiscal 2012, ¥1,104 million for fiscal 2011 and ¥997 million for fiscal 2010. Net sales in Europe as a percentage of our total net sales were 0.7% for fiscal 2012, 0.7% for fiscal 2011 and 0.6% for fiscal 2010.

2.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

For fiscal 2012, approximately 83% of the net sales of Wacoal Corp. (the net sales of which account for approximately 64% of our consolidated net sales) were apparel sales made on a wholesale basis to department stores, general merchandisers and other general retailers, and approximately 15% were apparel sales made through our own specialty retail stores, catalog sales and the Internet. Sales from our other businesses (which include restaurant businesses, cultural products and other services) comprised the remaining 2% of Wacoal Corp.’s net sales for fiscal 2012.

Over the past five fiscal years, fluctuations in our sales have typically reflected changes in unit volume, as average unit prices have generally remained stable during this period. We have made some gains in net sales in recent years from our overseas markets, and expect to continue to expand our overseas businesses in the near-to-medium term. See “Item 4.B. Business Overview—Key Business Strategies—Expand our overseas business in order to decrease our reliance on the Japanese market.”

Cost of Sales

Our cost of sales arises principally from material and manufacturing costs related to the production of our apparel products. In the last couple of fiscal years, we successfully kept our cost of sales below the fiscal 2009 level through our cost reduction efforts involving raw material, manufacturing and inventory management. Our success in lowering our cost of sales for fiscal 2012 in comparison to that for fiscal 2011 is attributable to multiple factors, including an increase in the proportion of products sold in Japan being manufactured overseas, a streamlining of product selection, more stringent inventory control leading to less inventory write-downs, and more effective product research and development.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses principally consist of employee compensation and benefit expenses and promotional expenses, such as advertising costs. Other selling, general and administrative expenses include shipment costs, payment fees (including outsourcing payments) and rental payments for our specialty retail stores. In recent years, our selling, general and administrative expenses have been affected by two countervailing factors: reduction in labor costs and increases in marketing efforts, particularly in our overseas markets. In addition, for fiscal 2012, we took significant temporary cost-cutting measures, including the cancellation of television commercials, in response to the aftermath of the earthquake and tsunami of March 2011. Thus, for the near-to-medium term, we expect the two countervailing factors to continue to offset each other in varying degrees and the effect of temporary cost-cutting measures to diminish.

Income Tax Expenses

Our income tax expenses depend on our taxable income, applicable statutory tax rates and the proportion of current and deferred income taxes. Our effective tax rate depends on a range of factors, including applicable statutory tax rates, permanently non-deductible expenses, unrecognized tax benefits, any valuation allowance with respect to tax loss carryforwards and tax exemptions. Our effective tax rate was 41.1% for fiscal 2012, 51.2% for fiscal 2011, and 52.5% for fiscal 2010. See “Item 5.A. Fiscal 2012 Compared to Fiscal 2011—Net Income Attributable to Wacoal Holdings Corp.”

Key Historical Industry Trends

We believe that the following have been key trends in our industry during the last three fiscal years:

•

The number of department stores, one of our key distribution channels, and retail sales through department stores declined due to the deterioration in consumption caused by the worsening economy. General merchandising stores faced not only decreases in the numbers of new branch openings due to stagnant consumption levels, but also reductions in store sizes and increases in store closings, as well as reductions in retail sales. At the same time, however, sales at direct sales outlets and on the Internet have steadily risen.

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

•

These manufacturers and other competitors strengthened their cost reduction efforts by, for example, sourcing fabric and producing garments in China and other lower-cost countries. Sales in Japan of lower-priced women’s innerwear garments manufactured in these countries increased, leading to an intensification of price competition in our industry. The recent development and tendency of general merchandisers producing their own low-priced “private brand” merchandise accelerated these trends.

•	Although catalog marketing has made little progress, new sales strategies such as e-commerce and television marketing have led to more diversified sales channels and exposure to new customer groups.

We have taken steps to address these key industry trends, in seeking to build on the core strengths of our market position and brand awareness with Japanese consumers. We continue to seek to sell higher-end products to reach consumers seeking high-quality innerwear garments and to mitigate the adverse impact on sales and margins from lower-priced garments. We have taken steps to reduce our cost structure, such as producing more products in lower-cost countries such as China and Vietnam, consolidating and modernizing our product distribution centers and expanding our early retirement program. We are also seeking to expand sales in overseas markets—in particular China, the United States and Europe, as well as in the ASEAN region, where we launched our sorci age brand—and increase sales through our own specialty retail stores, our catalog operations and the Internet. We also are researching expansion into emerging economies, such as India, and other new markets, such as Russia, Canada, Mexico and Brazil. Additionally, we intend to extend our innerwear product offerings into the mid-price range and include more fashionable offerings in our product mix to help us reach a broader customer base. We believe that Peach John and Lecien will help us to advance these goals. We will continue to implement these steps and evaluate other strategies to address challenges and opportunities in the industry going forward.

For a discussion of other trends that affect our business and operating results, see “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5.D. Trend Information.”

Currency Fluctuations

We prepare our consolidated financial statements in Japanese yen. As a result, fluctuations in the exchange rates between the Japanese yen and other currencies may have a material effect on our results of operations, as well as on our reported value of our assets, liabilities, revenue and expenses as measured in Japanese yen. This, in turn, may materially affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate assets and liabilities denominated in other currencies into Japanese yen at the prevailing market exchange rates as of the relevant balance sheet date. As a result, even if the amounts or values of these items remain unchanged in their respective local currencies, changes in exchange rates have an impact on the amounts or values of these items in our consolidated financial statements. For purposes of our consolidated income statements, revenue and expense items in local currencies are translated into Japanese yen at average exchange rates prevailing during the relevant period. Although the combined sales of our overseas subsidiaries increased by approximately ¥1,800 million for fiscal 2012 compared to such sales for fiscal 2011, if the applicable exchange rates for fiscal 2011 remained the same for fiscal 2012, the increase in such sales would be approximately ¥3,300 million.

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

Cyber Matters

We believe we have taken appropriate measures to establish backup structures for our informational systems to protect against the possibility of outage or similar disruption, or leakage, falsification or loss of internal databases, as a result of a variety of computer viruses, cyber attacks or terrorist attacks. We therefore currently do not expect such events to have a material impact on our results of operations.

Results of Operations

The following table sets forth certain data from our consolidated statements of income for the last three fiscal years:

Consolidated Operating Results

	Year ended March 31,
	2012		2011		2010
	(yen in millions)
Net sales	¥171,897	100.0%	¥165,548	100.0%	¥163,548	100.0%
Cost of sales	81,891	47.6	81,659	49.3	80,101	49.0
Selling, general and administrative expenses	79,629	46.3	77,716	46.9	78,524	48.0
Operating Income	10,377	6.0	4,401	2.7	3,829	2.3
Total other expenses, net	(170)	(0.1)	(474)	(0.3)	(674)	(0.4)
Net income attributable to Wacoal Holdings Corp.	6,913	4.0	2,785	1.7	2,475	1.5

1.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

The following table sets forth information with respect to our operating results by business segment during fiscal 2012, 2011 and 2010:

Operating Results by Business Segment

	Year ended March 31,
	2012		2011		2010
	(yen in millions)
Wacoal Business (Domestic)
Net sales:
External customers	¥115,870	97.7%	¥110,856	98.1%	¥113,929	98.5%
Intersegment	2,719	2.3	2,134	1.9	1,793	1.5

Total	118,589	100.0	112,990	100.0	115,722	100.0
Operating costs and expenses	(110,417)	(93.1)	(107,370)	(95.0)	(111,180)	(96.1)

Operating profit	¥8,172	6.9%	¥5,620	5.0%	¥4,542	3.9%
Wacoal Business (Overseas)
Net sales:
External customers	¥21,396	76.6%	¥20,010	76.6%	¥19,295	75.6%
Intersegment	6,541	23.4	6,118	23.4	6,216	24.4

Total	27,937	100.0	26,128	100.0	25,511	100.0
Operating costs and expenses	(26,497)	(94.8)	(24,806)	(94.9)	(23,895)	(93.7)

Operating profit	¥1,440	5.2%	¥1,322	5.1%	¥1,616	6.3%
Peach John
Net sales:
External customers	¥13,836	98.6	¥11,575	99.4	¥13,079	100.0
Intersegment	193	1.4	73	0.6	9	0.0

Total	14,029	100.0	11,648	100.0	13,088	100.0
Operating costs and expenses	(13,500)	(96.2)	(14,527)	(124.7)	(14,680)	(112.2)

Operating profit (loss)	¥529	3.8%	¥(2,879)	(24.7%)	¥(1,592)	(12.2%)
Other
Net sales:
External customers	¥20,795	78.4%	¥23,107	83.4%	¥17,245	84.3%
Intersegment	5,744	21.6	4,588	16.6	3,204	15.7

Total	26,539	100.0	27,695	100.0	20,449	100.0
Operating costs and expenses	(26,303)	(99.1)	(27,357)	(98.8)	(21,186)	(103.6)

Operating profit (loss)	¥236	0.9%	¥338	1.2%	¥(737)	(3.6%)

1.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

Fiscal 2012 Compared to Fiscal 2011

Consolidated Operating Results

Net Sales

Consolidated net sales increased 3.8% from ¥165,548 million for fiscal 2011 to ¥171,897 million for fiscal 2012, mainly due to the expansion of sales attributable to our Wacoal brand business, Peach John and our business in China.

The following table summarizes a breakdown of our consolidated net sales by category of products for fiscal 2012 and 2011:

Net Sales to External Customers (and Percentage) by Product Category

	Year ended March 31,
	2012		2011
	(yen in millions)
Innerwear:
Foundation and Lingerie	¥124,303	72.3%	¥116,127	70.1%
Nightwear	9,390	5.5	8,713	5.3
Children’s Underwear	1,530	0.9	1,476	0.9

Total Innerwear	135,223	78.7	126,316	76.3
Outerwear and Sportswear	16,371	9.5	17,397	10.5
Hosiery	1,646	1.0	1,666	1.0
Textile Products	8,226	4.8	7,493	4.5
Other	10,431	6.0	12,676	7.7

Total	¥171,897	100.0%	¥165,548	100.0%

1.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

By product category, net sales for the innerwear product category increased ¥8,907 million or 7.1% from ¥126,316 million for fiscal 2011 to ¥135,223 million for fiscal 2012 primarily due to the increase in net sales of foundation garments and lingerie. Net sales of the textile products product category also increased ¥733 million or 9.8% from ¥7,493 for fiscal 2011 to ¥8,226 for fiscal 2012. The increases in net sales for the innerwear and textile products product categories more than offset the decreases in net sales for the outerwear and sportswear, hosiery and other product categories.

The following table summarizes a breakdown of our consolidated net sales by business segments for fiscal 2012 and 2011:

Net Sales to External Customers (and Percentage) by Business Segment

	Year ended March 31,
	2012		2011
	(yen in millions)
Wacoal Business (Domestic)	¥115,870	67.4%	¥110,856	67.0%
Wacoal Business (Overseas)	21,396	12.5	20,010	12.1
Peach John	13,836	8.0	11,575	7.0
Other	20,795	12.1	23,107	13.9

Total	¥171,897	100.0%	¥165,548	100.0%

By business segment, net sales of Wacoal Business (Domestic) increased by 4.5% from ¥110,856 million for fiscal 2011 to ¥115,870 million for fiscal 2012 primarily due to strong performance of the Wacoal Brand Business Department. Net sales of Wacoal Business (Overseas) increased by 6.9% from ¥20,010 million for fiscal 2011 to ¥21,396 million for fiscal 2012 primarily due to strong performance of our reasonably priced brassieres, bottom products and our Internet sales. Net sales of Peach John increased by 19.5% from ¥11,575 million for fiscal 2011 to ¥13,836 million for fiscal 2012 primarily due to sales from our core mail-order catalogs showing strong performance and effective advertising campaigns. Net sales of the Other business segment, which include Lecien and Nanasai businesses, decreased by 10% from ¥23,107 million for fiscal 2011 to ¥20,795 million primarily due to withdrawal from the employees’ pension fund for Lecien, and decrease in sales for Nanasai based on the declining effect of shop renovations that increased sales for fiscal 2011.

Cost of Sales

Our cost of sales increased 0.3% from ¥81,659 million for fiscal 2011 to ¥81,891 million for fiscal 2012. Cost of sales as a percentage of net sales decreased 1.7%, from 49.3% for fiscal 2011 to 47.6% for fiscal 2012. The decrease in the cost of sales as a percentage of net sales is primarily due to an increase in the proportion of products sold in Japan being manufactured overseas, a streamlining of product selection, more stringent inventory control leading to less inventory write-downs, and more effective product research and development.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 2.5% from ¥77,716 million for fiscal 2011 to ¥79,629 million for fiscal 2012. The selling, general and administrative expenses as a percentage of net sales decreased 0.6% from 46.9% for fiscal 2011 to 46.3% for fiscal 2012. This decrease was primarily due to our success in keeping our selling, general and administrative expenses for fiscal 2012 at a level very close to that for fiscal 2011 relative to the increase in net sales. However, this is partly due to the aftermath of the earthquake and tsunami of March 2011 that forced us to take significant temporary cost-cutting measures, particularly in the first half of fiscal 2012. Although we do not expect to continue to be able to benefit from the factors that temporarily led to a decrease in our selling, general and administrative expenses for fiscal 2012, we believe that our cost-cutting efforts will help to counteract the loss of such benefit.

Impairment of Goodwill and Other Intangible Assets

At the end of fiscal 2012, we evaluated the recoverability of goodwill and other intangible assets and concluded that there was no impairment in the carrying value of any such assets for any of our reporting units. Our impairment loss therefore decreased by ¥1,772 million from an impairment loss of ¥1,772 million that we recognized in fiscal 2011 with respect to Peach John’s trademark, catalog customer relationships and goodwill, which we recognized as intangible fixed assets when Peach John became our wholly owned subsidiary in fiscal 2008. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Valuation of Indefinite-Lived Intangible Assets and Goodwill” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives.”

Operating Margin

Our operating margin (i.e., operating income as a percentage of net sales) increased to 6% for fiscal 2012, as compared to 2.7% for fiscal 2011. This increase was largely due to our success in keeping our cost of sales and selling, general and administrative expenses for fiscal 2012 at a level very close to that for fiscal 2011 relative to the increase in net sales and the fact that there were no impairment losses on goodwill and other intangible assets for fiscal 2012. However, this is partly due to the aftermath of the earthquake and tsunami of March 2011 that forced us to take significant temporary cost-cutting measures, particularly in the first half of fiscal 2012. Although we do not expect to be able to continue to benefit from the factors that temporarily led to an increase in our operating margin for fiscal 2012, we believe that our efforts to expand our net sales will help to counteract the loss of such benefit.

Total Other Expenses, Net

Total other expenses, net, decreased ¥304 million from ¥474 million for fiscal 2011 to ¥170 million for fiscal 2012. This decrease was primarily due to a significant improvement in the valuation of the marketable securities and investments we hold and the fact that there were no impairment losses for fiscal 2012.

Net Income Attributable to Wacoal Holdings Corp.

Net income attributable to Wacoal Holdings Corp. for fiscal 2012 was ¥6,913 million, an increase of ¥4,128 million compared to ¥2,785 million for fiscal 2011. This increase was primarily due to the success in promotion efforts for the Wacoal domestic business and the improved recognition of our specialty retail business brands such as AMPHI, Wacoal Factory and Une Nana Cool, particularly among outlet mall customers. In addition, we were successful in keeping our cost of sales and selling, general and administrative expenses relatively low, partly due to the aftermath of the earthquake and tsunami of March 2011 that forced us to take significant temporary cost-cutting measures, particularly in the first half of fiscal 2012. Furthermore, we had no impairment losses on goodwill and other intangible assets for fiscal 2012. Our current income taxes increased for fiscal 2012 and were only partially offset by our deferred income taxes. The effective tax rate decreased from 51.2% in fiscal 2011 to 41.1% in fiscal 2012 primarily due to changes in Japanese income tax rates.

Operating Results by Business Segment

We divide our businesses into four segments: Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John and Other (see “—Operations—Principal Products” above for further details of each segment’s principal products). In addition, starting with this annual report on Form 20-F for fiscal 2012, we also provide a breakdown of net sales attributable to each of the Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John and Other segments by key business unit.

Wacoal Business (Domestic)

Net Sales to External Customers. Net sales of Wacoal Business (Domestic) for fiscal 2012 were ¥115,870 million, as compared to ¥110,856 million for fiscal 2011, and exceeded the results for fiscal 2011 by 4.5%. This was primarily due to the strong performance of our core operating business, Wacoal brand business and the expansion of our specialty retail business. Net sales for Wacoal Business (Domestic) as a percentage of our total net sales increased to 67.4%, as compared to 67% for fiscal 2011.

The following table sets forth information with respect to our net sales by each key business unit of the Wacoal Business (Domestic) segment during fiscal 2012 and 2011:

Net Sales to External Customers (and Percentage) by Key Business Unit of Wacoal Business (Domestic)

	Year ended March 31,
	2012		2011
	(yen in millions)
Wacoal Brand Business Department	¥57,414	49.6%	¥55,356	49.9%
Wing Brand Business Department	28,871	24.9	29,003	26.2
Retail Business Department	10,921	9.4	8,644	7.8
Wellness Business Department	8,718	7.5	8,751	7.9
Catalog Sales Business Department	5,663	4.9	5,341	4.8
Other	4,283	3.7	3,761	3.4

Total	¥115,870	100.0%	¥110,856	100.0%

Net sales of the five key business units of Wacoal Business (Domestic) combined were ¥111,587 million, an increase of ¥4,492 million compared to ¥107,095 million for fiscal 2011.

•

Wacoal Brand Business Department: In our Wacoal Brand Business Department, core brasseries and bottom products showed strong performance due to our success in appealing to consumers through our product lineup and promotional activities based on our announcement entitled “Body Aging (physiological changes associated with aging),” which was based on the results of the Wacoal Corp. Human Science Research Center’s research. However, this was partially offset by sales of our undergarments, which fell below the results of the previous fiscal year due to competition and unsteady weather conditions despite the strong performance of certain products using natural materials. Thus, overall sales of our core Wacoal brand business exceeded the results for fiscal 2011 by 3.7% as a result of the performance of our brassieres and bottom products.

•

Wing Brand Business Department: In our Wing Brand Business Department, although sales of our brassieres and bottom products showed steady performance, which was similar to that of our Wacoal brand business, sales of men’s innerwear fell below the results for the previous fiscal year due to the poor performance and clearance of Style Science series products. Thus, although in-store performance was steady, overall sales of our Wing brand business remained nearly unchanged from the results for fiscal 2011 due to clients’ inventory adjustments, which resulted in fewer deliveries of our products.

•

Retail Business Department: Regarding our Retail Business Department, sales at our direct retail store AMPHI expanded as a result of strong performance of our existing shops due to improvement of brand recognition and the opening of new stores. Sales from our Wacoal Factory Stores were steady in general due to our improvement in product lineup, despite the partial damage to certain stores as a result of the effects of the earthquake that struck northeastern Japan on March 11, 2011 and the subsequent tsunami. As a result, overall sales of our specialty retail business exceeded the results of fiscal 2011 by 26.3%.

•

Wellness Business Department: In our Wellness Business Department, despite the steady performance of sports tights from our sports conditioning wear “CW-X” brand and functionality-focused business pumps, overall sales from our wellness business remained unchanged from the results for the previous fiscal year due to a decrease in sales from TV infomercials subsequent to a decrease in the number of TV infomercials run after the March 11 earthquake and tsunami. As a result of the foregoing, net sales of our wellness products fell below net sales for fiscal 2011 by 0.4%.

•

Catalog Sales Business Department: In our Catalog Sales Business Department, overall sales exceeded the results for fiscal 2011 by 6% due to steady performance of catalog sales, which was partly attributable to the shifting of inventory from department stores to catalog resulting in an increase of catalog product selection, and the expansion of Internet sales through both our directly managed Internet shopping site (http://store.wacoal.jp/) and third-party shopping portal sites, including, among others, Rakuten (http://www.rakuten.co.jp).

Operating Costs and Expenses. Operating costs and expenses for our Wacoal Business (Domestic) segment increased 2.8% from ¥107,370 million for fiscal 2011 to ¥110,417 million for fiscal 2012, primarily due to our success in keeping our cost and expenses for fiscal 2012 at a level very close to that for fiscal 2011 relative to the increase in net sales. However, this is partly due to the aftermath of the earthquake and tsunami of March 2011 that forced us to take significant temporary cost-cutting measures, particularly in the first half of fiscal 2012. We do not expect to keep our cost and expenses at such a level if our net sales continue to increase at the same rate.

Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Domestic) segment was ¥8,172 million for fiscal 2012, as compared to ¥5,620 million for fiscal 2011. The operating margin increased to 6.9% for fiscal 2012, as compared to 5% for fiscal 2011, due to increased net sales and our success in reducing cost of sales and in improving our selling and administrative expenses ratio.

Wacoal Business (Overseas)

Net Sales to External Customers. Net sales for our Wacoal Business (Overseas) segment as a percentage of our total net sales increased to 12.5%, as compared to 12.1% for fiscal 2011.

The following table sets forth information with respect to our net sales by each key business unit of the Wacoal Business (Overseas) segment during fiscal 2012 and 2011:

Net Sales to External Customers (and Percentage) by Key Business Unit of Wacoal Business (Overseas)

	Year ended March 31,
	2012		2011
	(yen in millions)
Wacoal International Corp.	¥10,418	48.7%	¥10,189	50.9%
Wacoal China Co., Ltd.	6,007	28.1	5,179	25.9
Other	4,971	23.2	4,642	23.2

Total	¥21,396	100.0%	¥20,010	100.0%

•

United States. Net sales in the United States represented 48.7% of net sales for this segment for fiscal 2012, compared to 50.9% for fiscal 2011. We made aggressive efforts in expanding our U.S. market share and enhancing our product lineup at department stores, which are our major clients, as well as in expanding sales in countries neighboring the United States and Internet retailing. Despite the impact of exchange rate fluctuation, sales exceeded the results for fiscal 2011 as a result of the strong performance of our reasonably priced brassieres and functional bottom products and our Internet sales, which exceeded our original expectations. As a result, net sales in the United States increased 2.2% from ¥10,189 million for fiscal 2011 to ¥10,418 million for fiscal 2012, which was attributable entirely to Wacoal International Corp., which undertakes certain sales activities for our U.S. operations.

•

Asia (Excluding Japan). Net sales in Asia outside of Japan (including China, Hong Kong and Singapore) represented 45.7% of net sales for this segment in fiscal 2012, compared to 43.6% in fiscal 2011. During fiscal 2012, we aimed to expand sales in countries neighboring Japan. In our business in China, we made efforts to strengthen our product lineup and promote the opening of new stores mainly in inner mainland China. Although net sales exceeded the results for fiscal 2011 by ¥1,067 million, the growth in net sales slowed due to a significant decline in the number of visitors to department stores, which are our major clients, which in turn was attributable to certain government administrative guidance on the regulations on misleading advertisements and a lack of differentiation of our products from competing products and sales promotions. As a result, net sales from our business in China increased 12.9% from ¥7,609 million for fiscal 2011 to ¥8,587 million for fiscal 2012, of which ¥6,007 million was attributable to the Wacoal China Co., Ltd., our subsidiary that undertakes certain manufacturing and sales operations related to our business in China. Net sales for Wacoal China Co., Ltd. exceeded results for fiscal 2011 by ¥828 million or 16%.

•	Europe. Net sales in Europe represented 5.6% of net sales for this segment in fiscal 2012, compared to 5.5% in fiscal 2011.

•

Foreign Currency. The average noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York was ¥78.86 for fiscal 2012, as compared to ¥85.00 for fiscal 2011. The increase in net sales to external customers for this segment was reduced by approximately 45% due to the significant strengthening of yen against the U.S. dollar and other currencies of the markets in which we sell our products.

As a result of the foregoing, net sales to external customers for this segment increased 6.9% from ¥20,010 million for fiscal 2011 to ¥21,396 million for fiscal 2012.

Operating Costs and Expenses. Operating costs and expenses for our Wacoal Business (Overseas) segment increased 6.8% from ¥24,806 million for fiscal 2011 to ¥26,497 million for fiscal 2012 as a result of an increase in selling and administrative expenses incurred due to an increase in our number of stores in China, despite cost reduction efforts in the United States.

Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Overseas) segment was ¥1,440 million for fiscal 2012, as compared to ¥1,322 million for fiscal 2011. The operating margin for this segment increased to 5.2% for fiscal 2012, as compared to 5.l% for fiscal 2011 mainly due to the an improvement in our sales-to-profit ratio accompanied by cost reduction efforts in the United States, which more than offset the operating loss suffered in our China business.

Peach John

Net Sales to External Customers. Net sales for our Peach John segment as a percentage of our total net sales increased to 8%, as compared to 7% for fiscal 2011. Sales from our core mail-order catalogs showed strong performance as a result of successful rescheduling of our catalog publication timing, which was in line with the change of our sales schedule. In addition, net sales from our domestic direct retail stores were above net sales for fiscal 2011 due to effective advertising campaigns and improved product lineups, despite a decrease in the number of shops as compared to the previous fiscal year. As for our directly managed overseas stores, although the seven stores operated in China showed weak performance, our two directly managed stores in Hong Kong showed strong performance. As a result of the foregoing, net sales to external customers for this segment increased 19.5% from ¥11,575 million for fiscal 2011 to ¥13,836 million for fiscal 2012.

Operating Costs and Expenses. Operating costs and expenses for our Peach John segment decreased 7.1% from ¥14,527 million for fiscal 2011 to ¥13,500 million for fiscal 2012 primarily due to efforts to cut labor costs and fixed expenses through the integration and elimination of business offices conducted during fiscal 2012, as well as a lower cost-to-sales ratio, which more than offset an increase in expenses incurred in connection with our business development in China and effect of our amortization costs that are recorded every year.

Operating Profit (Loss). As a result of the foregoing and our domestic business showing gradual improvement, we achieved operating profit with respect to our Peach John segment. The operating profit from our Peach John segment was ¥529 million for fiscal 2012, as compared to the operating loss of ¥2,879 million for fiscal 2011.

Other

The following table sets forth information with respect to our net sales by each key business unit of the Other business segment during fiscal 2012 and 2011:

Net Sales to External Customers (and Percentage) by Key Business Unit of Other

	Year ended March 31,
	2012		2011
	(yen in millions)
Lecien	¥11,712	56.3%	¥11,717	50.7%
Nanasai	7,998	38.5	10,331	44.7
Other	1,085	5.2	1,059	4.6

Total	¥20,795	100.0%	¥23,107	100.0%

Net Sales to External Customers. Net sales for our Other business segment as a percentage of our total net sales decreased to 12.1%, as compared to 13.9% for fiscal 2011. With respect to Lecien Corporation (“Lecien”), one of our major subsidiaries comprising this segment, sales from our core innerwear showed strong performance as a result of the expansion of offered products jointly developed with our major clients. However, net sales from the apparel business of Lecien, which offers outerwear products, fell below the results for fiscal 2011 due to a reduction in the number of unprofitable products. As a result, net sales from Lecien for fiscal 2012 remained generally at the same level as in fiscal 2011. As for Nanasai, another major subsidiary comprising this segment, net sales for fiscal 2012 fell significantly as compared to fiscal 2011 despite strong sales performance of our products. This was due to the completion of the shop renovations of department stores commenced during fiscal 2011, as well as the poor performance of the short term rental business of mannequins stemming from the restrained investments and cancellation of various events by our business partners caused by the impact of the March 2011 earthquake. As a result of the foregoing, net sales to external customers for this segment decreased 10% from ¥23,107 million for fiscal 2011 to ¥20,795 million for fiscal 2012.

Operating Costs and Expenses. Operating costs and expenses for our Other business segment decreased 3.9% from ¥27,357 million for fiscal 2011 to ¥26,303 million for fiscal 2012, primarily due to our efforts to achieve efficiency by cutting expenses, particularly for Nanasai.

Operating Profit. As a result of the foregoing, the operating profit from our Other business segment was ¥236 million for fiscal 2012, as compared to an operating profit of ¥338 million for fiscal 2011. The operating margin worsened to 0.9% for fiscal 2012, as compared to 1.2% for fiscal 2011, primarily due to the following factors: operating income for Nanasai fell in connection with a decrease in sales, despite our efforts to achieve efficiency by cutting expenses, and Lecien suffered an operating loss of ¥169 million as a result of an extraordinary loss of ¥806 million incurred in connection with the withdrawal from our employees’ pension fund. These factors were only partially offset by improved operating income at the business level.

Fiscal 2011 Compared to Fiscal 2010

Consolidated Operating Results

Net Sales

Consolidated net sales increased 1.2% from ¥163,548 million for fiscal 2010 to ¥165,548 million for fiscal 2011, despite the challenging conditions in the women’s apparel market and changes in consumer spending habits in Japan.

The following table summarizes a breakdown of our consolidated net sales by category of products for fiscal 2011 and 2010:

Net Sales to External Customers (and Percentage) by Product Category

	Year ended March 31,
	2011		2010
	(yen in millions)
Innerwear:
Foundation and Lingerie	¥116,127	70.1%	¥116,478	71.2%
Nightwear	8,713	5.3	9,437	5.8
Children’s Underwear	1,476	0.9	1,608	1.0

Total Innerwear	126,316	76.3	127,523	78.0
Outerwear and Sportswear	17,397	10.5	17,125	10.5
Hosiery	1,666	1.0	1,702	1.0
Textile Products	7,493	4.5	7,420	4.5
Other	12,676	7.7	9,778	6.0

Total	¥165,548	100.0%	¥163,548	100.0%

1.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

By product category, net sales for the innerwear product category decreased ¥1,207 million or 0.9% from ¥127,523 million for fiscal 2010 to ¥126,316 million for fiscal 2011 primarily due to declines in net sales of foundation garments, lingerie, nightwear and children’s underwear. Net sales of hosiery also declined ¥36 million or 2.1% from ¥1,702 million for fiscal 2010 to ¥1,666 for fiscal 2011. The decrease in net sales of innerwear and hosiery were more than offset by the increases in net sales for outerwear and sportswear, textile and other products.

The following table summarizes a breakdown of our consolidated net sales by business segment for fiscal 2011 and 2010:

Net Sales to External Customers (and Percentage) by Business Segment

	Year ended March 31,
	2011		2010
	(yen in millions)
Wacoal Business (Domestic)	¥110,856	67.0%	¥113,929	69.7%
Wacoal Business (Overseas)	20,010	12.1	19,295	11.8
Peach John	11,575	7.0	13,079	8.0
Other	23,107	13.9	17,245	10.5

Total	¥165,548	100.0%	¥163,548	100.0%

1.	Prior-period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

By business segment, net sales of Wacoal Business (Overseas) increased by 3.7% from ¥19,295 million for fiscal 2010 to ¥20,010 for fiscal 2011 primarily due to a growth in sales in China, as well as the strong performance of new lower-priced brassiere and functional bottom products marketed in the United States. Net sales of the Other business segment also increased by ¥5,862 million or 34% from ¥17,245 million for fiscal 2010 to ¥23,107 million for fiscal 2011 primarily due to an increase in net sales attributable to Nanasai, resulting from the opening of new department stores and the remodeling of other stores, especially in the Kansai region of Japan, which accounted for an increase in rentals and sales of mannequins and fixtures.

Cost of Sales

Our cost of sales increased 1.9% from ¥80,101 million for fiscal 2010 to ¥81,659 million for fiscal 2011, primarily due to the consolidation of Lecien into our accounts for the entire fiscal 2011, as compared to eight months for fiscal 2010. Cost of sales as a percentage of net sales increased 0.3% from 49% for fiscal 2010 to 49.3% for fiscal 2011. The slight increase in the cost of sales as a percentage of net sales is primarily due to increased sales from our consolidated subsidiaries in Japan, which have higher cost as a percentage of net sales, despite Wacoal Corp.’s efforts to improve inventory management by achieving fewer returned goods and fewer losses from inventory write-downs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased 1% from ¥78,524 million for fiscal 2010 to ¥77,716 million for fiscal 2011. The selling, general and administrative expenses as a percentage of net sales decreased 1.1% from 48 % for fiscal 2010 to 46.9% for fiscal 2011. This decrease was primarily due to a decrease of ¥744 million in net periodic benefit costs in addition to our cost-cutting efforts including labor costs.

Impairment of Goodwill and Other Intangible Assets

When Peach John became our wholly owned subsidiary in fiscal 2008, we recognized Peach John’s trademark, catalog customer relationships and goodwill as intangible fixed assets. At the end of fiscal 2011, however, we evaluated these assets and recognized an impairment loss of ¥936 million in respect of catalog customer relationships and trademark and ¥836 million in respect of goodwill. Our impairment loss therefore increased by ¥749 million from an impairment loss of ¥1,023 million that we recognized with respect to customer relationships in fiscal 2010. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Valuation of Indefinite-lived Intangible Assets and Goodwill” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates— Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives.”

Operating Margin

Our operating margin (i.e., operating income as a percentage of net sales) increased to 2.7% for fiscal 2011, as compared to 2.3% for fiscal 2010. This increase was largely due to our cost-cutting efforts, despite the decreased sales from our existing businesses and recognition of impairment loss from Peach John.

Total Other Expenses, Net

Total other expenses, net, decreased ¥200 million from ¥674 million for fiscal 2010 to ¥474 million for fiscal 2011. This decrease was primarily due to an increase of ¥365 million in gain on the sale or exchange of marketable securities and investments as compared to fiscal 2010.

Net Income Attributable to Wacoal Holdings Corp.

Net income attributable to Wacoal Holdings Corp. for fiscal 2011 was ¥2,785 million, an increase of ¥310 million compared to ¥2,475 million for fiscal 2010. This increase was primarily due to a decrease in our selling, general and administrative expenses as a result of successful cost-cutting efforts, in addition to a slight increase in our net sales; these factors more than offset an increase in cost of sales. Our current income taxes increased for fiscal 2011 and were only partially offset by our deferred income taxes. The effective tax rate decreased from 52.5% in fiscal 2010 to 51.2% in fiscal 2011 primarily due to an increase in our change in valuation allowance, which more than offset the impact of our impairment losses on goodwill and decreases in permanently non-deductible expenses and certain other taxable items.

Operating Results by Business Segment

We divide our businesses into four segments: Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John and Other (see “—Operations—Principal Products” above for further details of each segment’s principal products). We have retrospectively modified our breakdown presentation to conform with the new presentation scheme adopted with the annual report on Form 20-F for fiscal 2012 by providing a breakdown of net sales attributable to each of the Wacoal Business (Domestic), Wacoal Business (Overseas), Peach John and Other segments by key business unit.

Wacoal Business (Domestic)

Net Sales to External Customers. Net sales for our Wacoal Business (Domestic) segment as a percentage of our total net sales decreased to 67%, as compared to 69.7% for fiscal 2010. During fiscal 2011, despite signs of a partial economic recovery in the midst of the global financial crisis, the Japanese economy continued to remain weak due to continued deterioration in employment and consumer spending levels. Several service sectors, including department stores and general merchandisers, continued to face a challenging environment, as they confronted an increased number of cost-conscious consumers exercising cautious spending habits. Despite our launch of lower-priced products to address changes in consumer spending habits, sales of most of the products in this segment declined, primarily because of the challenging conditions in the women’s apparel market. As a result of the foregoing, net sales to external customers for this segment decreased 2.7% from ¥113,929 million for fiscal 2010 to ¥110,856 million for fiscal 2011.

The following table sets forth information with respect to our net sales by each key business unit of the Wacoal Business (Domestic) segment during fiscal 2011 and 2010:

Net Sales to External Customers (and Percentage) by Key Business Unit of Wacoal Business (Domestic)

	Year ended March 31,
	2011		2010
	(yen in millions)
Wacoal Brand Business Department	¥55,356	49.9%	¥57,066	50.1%
Wing Brand Business Department	29,003	26.2	30,836	27.1
Retail Business Department	8,644	7.8	7,128	6.2
Wellness Business Department	8,751	7.9	8,117	7.1
Catalog Sales Business Department	5,341	4.8	5,355	4.7
Other	3,761	3.4	5,427	4.8

Total	¥110,856	100.0%	¥113,929	100.0%

Net sales of the five key business units of Wacoal Business (Domestic) combined were ¥107,095 million, a decrease of ¥1,407 million compared to ¥108,502 million for fiscal 2010.

•

Wacoal Brand Business Department: In our Wacoal Brand Business Department, sales of most of the core brassieres showed strong performance as a result of the direct benefits of our campaign products, which have been well received by our consumers, and our successful promotional campaign based on the keyword “Body Aging (physiological changes associated with aging),” which stemmed from the results of Wacoal Corp. Human Science research Center’s research announced in April 2010. Conversely, sales of our new Style Science functional underwear series showed weak performance and overall sales of girdles were below the results from the previous fiscal year. Sales of our seasonal undergarments were also largely below the results from the previous fiscal year due to products sold by our competitors. In addition to the above, sales in March fell as a result of the impact of the earthquake and tsunami that struck northeastern Japan and, as a result, overall sales of our Wacoal Brand Business Department were below the results from the previous fiscal year.

•

Wing Brand Business Department: In our Wing Brand Business Department, delivery was suppressed largely due to clients’ inventory adjustments. Although in-store performance of brassieres was steady, sales of our undergarments were affected by mass merchandisers’ private-label brand products and the products sold by our competitors. Consequently, sales of girdles showed poor performance, and the results of these items were below the results from the previous fiscal year. With respect to men’s undergarments, although sales of products targeted at senior consumers and new brands expanded, sales were below the results from the previous fiscal year as a result of the poor performance of our basic Style Science products. Due to the above, overall sales of our Wing Brand Business Department were below the results from the previous fiscal year.

•

Retail Business Department: Regarding our Retail Business Department, sales of our reasonably priced brassiere products from our direct retail store APMHI showed a strong performance. Furthermore, overall sales exceeded the results from the previous fiscal year due to steady sales from our Wacoal Factory Stores in general, despite the partial impact of the March 2011 earthquake and tsunami. Although sales from our existing stores of Une Nana Cool Corp. (a subsidiary of Wacoal Corp. that engages in the retail store business) were below the results from the previous fiscal year, new store openings helped overall sales to exceed the results from the previous fiscal year.

•

Wellness Business Department: In our Wellness Business Department, because we actively covered the demand from a boom in running and trekking, sales of our “CW-X” brand products showed favorable performance. In addition, sales of our business footwear, which focuses on functionality showed favorable performance as a result of advertisements made in public transportation and a campaign for walking. As a result, overall sales from our Wellness Business Department exceeded the results from the previous fiscal year.

•

Catalog Sales Business Department: In our Catalog Sales Business Department, sales fell below the results from the previous fiscal year due to a slow start in purchases in our catalog sales as a result of the cool summer at the beginning of the season and lingering heat, as well as the impact of the March 2011 earthquake. However, our online sales showed favorable performance after the sales of limited items on the website gained significant popularity. As a result, overall sales from our Catalog Sales Business Department remained the same as the results from the previous fiscal year.

Operating Costs and Expenses. Operating costs and expenses for our Wacoal Business (Domestic) segment decreased 3.4% from ¥111,180 million for fiscal 2010 to ¥107,370 million for fiscal 2011, primarily due to a decrease in cost of sales and also due to a decrease in selling, general and administrative expenses. Decreases in cost of sales and selling, general and administrative expenses, in turn, are primarily attributable to a decrease in net sales and efforts to cut publicity and other costs at Wacoal Corp.

Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Domestic) segment was ¥5,620 million for fiscal 2011, as compared to ¥4,542 million for fiscal 2010. The operating margin increased to 5% for fiscal 2011, as compared to 3.9% for fiscal 2010, because the rate of decrease in operating costs and expenses more than offset the rate of decrease in net sales primarily due to our operating cost-cutting measures.

Wacoal Business (Overseas)

Net Sales to External Customers. Net sales for our Wacoal Business (Overseas) segment as a percentage of our total net sales increased to 12.1%, as compared to 11.8% for fiscal 2010.

The following table sets forth information with respect to our net sales by each key business unit of the Wacoal Business (Overseas) segment during fiscal 2011 and 2010:

Net Sales to External Customers (and Percentage) by Key Business Unit of Wacoal Business (Overseas)

	Year ended March 31,
	2011		2010
	(yen in millions)
Wacoal International Corp.	¥10,189	50.9%	¥10,667	55.3%
Wacoal China Co., Ltd.	5,179	25.9	4,042	20.9
Other	4,642	23.2	4,586	23.8

Total	¥20,010	100.0%	¥19,295	100.0%

•

United States. Net sales in the United States represented 50.9% of net sales for this segment for fiscal 2011, compared to 55.3% for fiscal 2010. In the United States, actual sales for fiscal 2011 were above those for fiscal 2010 due to the continued popularity of our reasonably priced brassieres and our supportive underwear bottoms, as well as the commencement of Internet sales. However, due to the effect of the U.S. dollar-Japanese yen exchange rate, net sales in the United States decreased 4.5% from ¥10,667 million for fiscal 2010 to ¥10,189 million for fiscal 2011, which was entirely attributable to Wacoal International Corp., which undertakes certain sales activities for our U.S. operations.

•

Asia (Excluding Japan). Net sales in Asia outside of Japan (including China, Hong Kong and Singapore) represented 43.6% of net sales for this segment in fiscal 2011, compared to 39.6% in fiscal 2010. In China, we continued to see strong growth despite economic uncertainties and put in efforts to develop our stores focusing on mainland China. Due to a lack of brand recognition, sales from our new stores were less than anticipated in our initial plan; however, such sales exceeded those for fiscal 2010. Since August 2009, we have been conducting a campaign featuring a famous Chinese actress with the aim of improving our brand recognition by Chinese consumers and expanding our sales. As a result, net sales from our business in China increased 15.2% from ¥6,603 million for fiscal 2010 to ¥7,609 million for fiscal 2011, of which ¥5,179 million was attributable to Wacoal China Co., Ltd., our subsidiary that undertakes certain manufacturing and sales operations related to our business in China. Net sales for Wacoal China Co., Ltd. exceeded results for fiscal 2010 by ¥1,137 million or 28.1%.

•	Europe. Net sales in Europe represented 5.5% of net sales for this segment in fiscal 2011, compared to 5.2% in fiscal 2010.

•

Foreign Currency. The average noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York was ¥85.00 for fiscal 2011, as compared to ¥92.49 for fiscal 2010. The increase in net sales to external customers for this segment was reduced by approximately 64% due to the significant strengthening of yen against the U.S. dollar and other currencies of the markets in which we sell our products.

As a result of the foregoing, net sales to external customers for this segment increased 3.7% from ¥19,295 million for fiscal 2010 to ¥20,010 million for fiscal 2011.

Operating Costs and Expenses. Operating costs and expenses for our Wacoal Business (Overseas) segment increased 3.8% from ¥23,895 million for fiscal 2010 to ¥24,806 million for fiscal 2011 due to increases in both cost of sales and selling, general and our administrative expenses caused by the cost of opening new stores in China, as well as an increase in promotion-related expenses.

Operating Profit. As a result of the foregoing, the operating profit from our Wacoal Business (Overseas) segment was ¥1,322 million for fiscal 2011, as compared to ¥1,616 million for fiscal 2010. The operating margin for this segment decreased to 5.1% for fiscal 2011, as compared to 6.3% for fiscal 2010 mainly due to the increase in profits and sales as well as the effect of successful cost-cutting measures in the United States being outweighed by such things as the greater marketing costs we incurred in China, as we made efforts to increase Wacoal’s brand recognition.

Peach John

Net Sales to External Customers. Net sales for our Peach John segment as a percentage of our total net sales decreased to 7%, as compared to 8% for fiscal 2010. Peach John mail-order sales from our seasonal catalogs were below the sales for fiscal 2010 due to a general fall in catalog orders. In addition, net sales from our domestic direct retail stores fell below net sales for fiscal 2010 due to a decrease in the number of stores, resulting in a decrease in our domestic net sales compared to 2010. We actively worked to grow overseas by opening two new overseas direct retail stores in Hong Kong and five new stores in Shanghai. However, due to the relative significance of Peach John’s domestic business as compared to its overseas business, net sales to external customers for this segment decreased 11.5% from ¥13,079 million for fiscal 2010 to ¥11,575 million for fiscal 2011.

Operating Costs and Expenses. Operating costs and expenses for our Peach John segment decreased 1% from ¥14,680 million for fiscal 2010 to ¥14,527 million for fiscal 2011, primarily due to impairment charges on goodwill and other intangible assets that were recognized in the amount of ¥1,772 million for fiscal 2011, which more than offset the efficiencies we achieved by reducing our catalog circulation and improving our methods of advertising. These charges were the result of an evaluation of the recoverability of Peach John’s goodwill, catalog customer relationships and trademarks at the end of fiscal 2011. See “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Valuation of Indefinite-Lived Intangible Assets and Goodwill” and “Item 5.A. Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives.”

Operating Loss. As a result of the foregoing, the operating loss from our Peach John segment was ¥2,879 million for fiscal 2011, as compared to the operating loss of ¥1,592 million for fiscal 2010. Our operating loss worsened to 24.7% for fiscal 2011, as compared to 12.2% for fiscal 2010.

Other

The following table sets forth information with respect to our net sales by each key business unit of the Other business segment during fiscal 2011 and 2010:

Net Sales to External Customers (and Percentage) by Key Business Unit of Other

	Year ended March 31,
	2011		2010
	(yen in millions)
Lecien	¥11,717	50.7%	¥8,751	50.7%
Nanasai	10,331	44.7	7,501	43.5
Other	1,059	4.6	993	5.8

Total	¥23,107	100.0%	¥17,245	100.0%

Net Sales to External Customers. Net sales for our Other business segment as a percentage of our total net sales increased to 13.9%, as compared to 10.5% for fiscal 2010. This significant increase was principally due to Nanasai’s strong performance associated with openings of new department stores and remodeling of other stores, which amounted to a 37.7% increase in sales compared to 2010. Lecien, our other major subsidiary in our Other business segment, however, incurred a decrease in net sales despite the reorganization of poorly performing businesses and our allocation of management resources to Lecien because of increased competition from bulk retailers in our main inner and outerwear markets. Sales from our Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained broadly at the same level; however, sales attributable to our lace fabrics business decreased. Nevertheless, because our financial statements for fiscal 2010 reflected only eight months of Lecien’s net sales compared to a full year for fiscal 2011, we reported an increase in sales attributable to Lecien for fiscal 2011. As a result of the foregoing, net sales to external customers for this segment increased 34% from ¥17,245 million for fiscal 2010 to ¥23,107 million for fiscal 2011.

Operating Costs and Expenses. Operating costs and expenses for our Other business segment increased 29.1% from ¥21,186 million for fiscal 2010 to ¥27,357 million for fiscal 2011, primarily due to increases in cost of sales and selling, general and administrative expenses associated with the inclusion of Lecien’s results for the entire fiscal 2011 compared to eight months for fiscal 2010.

Operating Profit (Loss). As a result of the foregoing, the operating profit from our Other business segment was ¥338 million for fiscal 2011, as compared to an operating loss of ¥737 million for fiscal 2010. The operating margin improved to 1.2% for fiscal 2011, as compared to an operating loss of 3.6% for fiscal 2010, due to the increase in sales attributable to Nanasai and our success in reducing expenses, which offset the inclusion of Lecien, which has a lower operating margin compared to our other businesses, for the full fiscal year.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the financial statements requires our management to make estimates and assumptions. We believe that the following are some of the more critical judgment areas in applying our accounting policies in the preparation of our consolidated financial statements.

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

We allow our customers to return their unsold products when the customers meet certain criteria established by us as outlined in our applicable trade terms. We establish the allowance for estimated returns for each operating department based on historical experience with product returns, sales movements and the size of inventory on the retail level and on the situation of the retail industry overall. We review and revise the allowance every quarter, in consideration of actual returns, planned product discontinuances and promotional sales. We record the allowance for estimated returns as a reduction to sales. We believe that our allowance for returns is sufficient, however a weakening of store sales, or a higher rate of returns than our initial estimates, may have a negative impact on our financial condition or operating results.

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

Deferred Tax Assets

We currently have significant deferred tax assets, which are subject to periodic recoverability assessments. Realization of our deferred tax assets is principally dependent upon the realization of projected future taxable income. In estimating our future taxable income, we consider past operating results, the feasibility of ongoing tax planning strategies and other factors. Our judgments regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require recognition of a significant valuation allowance for these deferred tax asset balances. In the event we determine that certain deferred tax assets may not be recoverable, such amounts will be reserved for and may adversely affect net income. We believe our deferred tax assets after adjustments for valuation allowance are recoverable. If we record lower-than-expected earnings and our deferred tax assets become unrecoverable, however, a valuation allowance must be recorded against the amount that is not likely to be recovered, and this may have a negative impact on our profit and loss.

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

We believe that the criteria for evaluating impairment are reasonable. However, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments. Currently, we generally conclude that any other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable securities and the severity of the decline in fair value.

For fiscal 2012, we held securities with respect to which we recognized impairment charges, as well as securities with respect to which we did not recognize any impairment charges even though those securities had been in an unrealized loss position. Based on our assessment of the period of the decline in the fair values and our assessment of the relevant companies’ earnings outlook, we concluded that the decline in fair value for the securities not subject to impairment charges was only temporary and, therefore, that impairment charges did not need to be recognized for these particular securities. At the end of fiscal 2012, we did not hold any security that had an unrealized holding loss of ¥100 million or more.

Valuation of Indefinite-Lived Intangible Assets and Goodwill

Under Accounting Standards Codification 350, “Intangible—Goodwill and Other,” we are required to perform an annual impairment test of our intangible assets with indefinite useful lives and goodwill. We also assess the impairment of such intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important that could trigger an impairment review include the following:

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

Goodwill

Significant assumptions used in this analysis include: future cash flows and the risk-adjusted discount rate. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units. The risk-adjusted discount rate is determined by the Capital Asset Pricing Model (“CAPM”) and we mainly utilize a weighted-average cost of capital (“WACC”) of 5.5%.

In our determination of the fair value of goodwill, we utilize a discounted cash flow analysis, as well as other relevant valuation approaches, including those based on the stock price and market capitalization of the acquired entity, and asset and liability structure of the reporting units.

As of March 31, 2012, we evaluated the recoverability of goodwill, which had a carrying value of ¥10,367 million, and concluded that there was no impairment in the carrying value of goodwill for any of our reporting units.

Trademark

In our determination of the fair value of trademark, we utilize the relief-from-royalty method and incorporate relevant unobservable inputs. Significant assumptions used in this analysis include future cash flows, the risk-adjusted discount rate and the rate of royalty. Future cash flows are based on the management’s cash flow projections for the future five years, after which future cash flows are estimated using the perpetuity growth rate of zero. The management’s cash flow projections are developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units.

On March 31, 2012, we evaluated the recoverability of trademark and concluded that there was no impairment in the carrying value of trademark. We mainly used a risk-adjusted discount rate of 8.5% based on a WACC of 5.5% and an inherent risk spread of trademark of 3%. The rate of royalty used for valuation was 3%, which was based on the royalty ratio used in the actual transaction with a third party.

As a result of the evaluation performed for fiscal year 2012, we concluded that there was no impairment in the carrying value of the trademark.

Impairment of Long-Lived Assets and Intangible Assets with Estimable Useful Lives

The carrying values of long-lived assets and certain intangible assets, which have estimable useful lives of fixed numbers of years, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows we expect will result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. The impairment loss is measured as the amount by which the carrying amount of an asset exceeds its fair value.

Property, Plant and Equipment

In fiscal 2011, in accordance with the guidance for the impairment or disposal of property, plant and equipment, buildings and building improvements held and used with a carrying amount of ¥107 million were written down to their fair value of zero, because we decided to abandon an office building. An impairment charge of ¥107 million was included in earnings for fiscal 2011. For fiscal 2012, in accordance with the guidance noted above, we concluded that there was no material impairment with respect to the carrying value of our property, plant and equipment.

Customer Relationships

Additionally our customer relationships are included in the certain intangible assets assessed for impairment in the manner delineated above. In our determination of the fair value of customer relationships, we utilize the excess earnings method and incorporate relevant unobservable inputs. Significant assumptions used in this analysis include: future cash flows, the risk-adjusted discount rate and the existing customer percentage, which is the number of the orders received from customers upon acquisition of a company with existing customers as a percentage of the total number of all orders. Future cash flows are based on the management’s cash flow projections for the future five years. The management’s cash flow projections are developed using estimates for expected future earnings growth rates, rate of return and working capital ratio by reporting units. The risk-adjusted discount rate is determined by the CAPM and we mainly utilize a WACC of 5.5%.

As a result of the evaluation performed for fiscal 2012, we concluded that there was no impairment in the carrying value of customer relationships.

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

Employee Retirement Benefits

We provide a number of retirement benefit plans to a substantial portion of our employees. Our wholly owned subsidiary Wacoal Corp. has a contributory retirement plan. The amount of the projected retirement benefit obligation and pension costs are dependent on management’s assumptions used by actuaries in calculating such amount. The key assumptions include discount rates, expected long-term rate of return on plan assets, retirement rates, mortality expectations and other factors. Our management believes that these actuarial assumptions and methods are appropriate in light of our circumstances. However, due to a change in an actuarial assumption, the amount of the projected retirement benefit plan liabilities and costs may be adversely affected.

Wacoal Corp.’s approach to establishing the discount rate is based upon long-term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the five year average of the effective yields on the 17-year Japanese government bond, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements, but whose yields are slightly higher than the yields on Japanese government bonds. On March 31, 2012, the discount rate used for the contributory retirement plan was 1.9%. For other plans, similar indices and methods are used.

Wacoal Corp. determines the expected long-term rate of return on plan asset assumptions by evaluating both historical returns as well as estimates of future returns. Its expected return on assets was based on expected equity and debt securities returns weighted by the percentage of each of the major asset classes. Its estimate of the long-term rate of return on assets for the contributory retirement plan is 2.5% for fiscal 2012, 2011 and 2010. The estimated long-term rate of return is based on an asset allocation of equity securities of 33%, debt securities of 48%, life insurance company general accounts of 17% and short-term financing of 2%.

These assumptions have a significant effect on the amount of the obligation and periodic benefit cost reported. A change of 0.5% in the discount rate and the expected long-term rate of return on plan assets would have the following effects:

	Millions of yen		Thousands of U.S. dollars
	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase
Discount rate
Effect on periodic benefit costs	¥(99)	¥103	$(1,201)	$1,250
Effect on benefit obligation	(1,803)	1,680	(21,878)	20,386
Expected long-term rate of return on plan assets	—	—	—	—
Effect on periodic benefit costs	135	(135)	1,638	(1,638)
Effect on benefit obligation	—	—	—	—

The other retirement plans provide for either lump-sum termination benefits or periodic payments under certain conditions. Benefits are usually paid as a lump sum at the earlier of the employee’s termination or the mandatory retirement age.

New Accounting Pronouncements

Fair Value Measurement

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the consolidated balance sheets. The guidance also requires additional disclosure about significant transfers between Levels 1 and 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuance and settlements relating to Level 3 measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement regarding the Level 3 activity, which was effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted the guidance related to Level 3 activity beginning with the first quarter of fiscal 2012. Since the guidance related only to additional disclosures, it did not have an impact on our consolidated financial position, result of operations or cash flows as this guidance relates only to additional disclosures.

In May 2011, the FASB issued new guidance for fair value measurements. The guidance changes the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements in order to improve consistency between U.S. GAAP and International Financial Reporting

Standards. Also, some amendments change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements, which lead to an expansion of disclosure requirements. This guidance is effective during interim and annual periods beginning after December 15, 2011. We adopted this guidance from the interim period ended after December 15, 2011. Since this guidance related only to additional disclosures, it did not have an impact on our consolidated financial position, result of operations or cash flows.

Presentation of Comprehensive Income

In June 2011, the FASB issued revised guidance for the presentation of comprehensive income. This guidance requires displaying adjustments for items that are reclassified from other comprehensive income to net income in the statement in which the components of net income and the components of other comprehensive income are presented. This guidance does not change the items that must be reported in other comprehensive income, nor does it affect the calculation or reporting of earnings per share. In December 2011, the FASB amended its recently issued accounting guidance by deferring the effective date pertaining to the presentation of reclassifications of items out of accumulated comprehensive income. All other requirements in the guidance issued in June 2011 are not affected by this deferral. These requirements under the guidance are effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on our consolidated financial position, result of operations or cash flows as this guidance relates only to the presentation of comprehensive income.

Testing Goodwill for Impairment

In September 2011, the FASB issued new guidance that amends goodwill impairment testing. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years, during interim and annual periods beginning after December 15, 2011. Since the guidance does not change how goodwill is calculated, it is not expected to have an impact on our consolidated financial position, result of operations or cash flows.

Multiemployer Plans

In September 2011, the FASB issued additional disclosure requirements for multiemployer plans. The objective of the guidance is to enhance the transparency of disclosures about (1) the significant multiemployer plans in which an employer participates; (2) the level of the employer’s participation in those plans; (3) the financial health of the plans and (4) the nature of the employer’s commitments to the plans. The disclosure requirements do not apply to an employer’s participation in multiple-employer plans. This guidance is effective for fiscal years ending after December 15, 2011. We adopted this guidance from the fiscal year ending after December 15, 2011. Since the guidance relates only to additional disclosures, it did not have an impact on our consolidated financial position, result of operations, or cash flows.

Change in the Fiscal Year End of Certain Subsidiaries

During the current consolidated fiscal year (fiscal 2012), the fiscal year ends of certain consolidated subsidiaries have been changed from December and February to March to be consistent with our fiscal year end. In connection with this change, we have made retroactive adjustments to the consolidated balance sheet, consolidated income statement, consolidated comprehensive income statement, consolidated shareholders’ equity statement, consolidated cash flow statement, market value of securities, per-share information, segment information, and status of sales, in order to reflect the change of fiscal year end at those consolidated subsidiaries.

B. Liquidity and Capital Resources.

Our current policy is to fund our cash needs from cash flows from operations, which allows us to secure working capital, make capital investments and pay dividends without relying on substantial borrowings or other financing from outside of our group companies. Our borrowing requirements are not affected by seasonality. We believe that our working capital is adequate for our present requirements and for our business operations in the short-to-medium term. Thus, we do not believe that our business is substantially dependent on these facilities.

As of March 31, 2012 we had credit facilities at financial institutions totaling ¥46,157 million, a large majority of which was for short-term, yen-denominated borrowings with variable interest rates. Unused lines of credit for short-term financing as of March 31, 2012 amounted to ¥40,184 million. In general, all of our credit facilities have automatically renewed terms, and we are not aware of any issues with respect to any of our lenders that could cause these facilities to become unavailable.

Of this total credit, ¥28,910 million is available to Wacoal Holdings and our main subsidiary Wacoal Corp., but we have not drawn down from this credit line in recent years and have no current plans to use them in the near future. The remainder of the credit, totaling ¥17,247 million, is available for Lecien, Nanasai and our other subsidiaries, which had drawn down for working capital purposes a total of ¥5,973 million as of March 31, 2012, including borrowings by Wacoal Servicing Co., Ltd. of ¥3,238 million and borrowings by Nanasai of ¥1,800 million. Because our policy is to fund cash needs from our cash flows from operations, we do not expect this balance to increase significantly over the short-to-medium term. Even if any of our subsidiaries loses access to funds from our credit facilities, we believe that it is possible for other companies in our group to provide any necessary funds. We are not aware of any restrictions on the transfers of funds from a subsidiary to a parent company in the form of a cash dividend, loan or cash advance.

Our short-term loans as of March 31, 2012 were ¥5,780 million, a decrease of ¥372 million from ¥6,152 million as of March 31, 2011. Our long-term debt, primarily consisting of collateralized and unsecured bank loans, including the current portion, was ¥702 million as of March 31, 2012, an increase of ¥418 million from ¥284 million as of March 31, 2011.

The following table sets forth the annual maturities of long-term debt as of March 31, 2012:

Fiscal year ending March 31,	Long-term debt due
(in millions)
2013	¥64
2014	250
2015	50
2016	50
2017	50
Thereafter	238

Total	702

In connection with our acquisition of all outstanding common shares of Eveden in April 2012 for ¥19,961 million, we borrowed ¥12,000 million from a financial institution.

Additionally, we maintain the majority of our cash and cash equivalent assets in Japanese yen and generally refrain from using financial products for hedging purposes.

Cash Flows

Our consolidated cash flows for fiscal 2012, 2011 and 2010 were as follows:

	Fiscal year ending March 31,
	2012	2011	2010
	(in millions)
Net cash provided by operating activities	¥10,060	¥10,441	¥9,463
Net cash used in investing activities	(3,467)	(703)	(3,573)
Net cash used in financing activities	(2,824)	(4,965)	(5,363)

Fiscal 2012 Compared to Fiscal 2011

Net Cash Provided by Operating Activities. Net cash provided by operating activities decreased by ¥381 million from ¥10,441 million for fiscal 2011 to ¥10,060 million for fiscal 2012, which reflects the result after adjusting the net income of ¥7,016 million for deferred taxes and equity in net income of affiliated companies, as well as depreciation expenses and an increase in payables.

Net Cash Used in Investing Activities. Net cash used in investing activities increased by ¥2,764 million from ¥703 million for fiscal 2011 to ¥3,467 million for fiscal 2012, due to the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

Net Cash Used in Financing Activities. Net cash used in financing activities decreased by ¥2,141 million from ¥4,965 million for fiscal 2011 to ¥2,824 million for fiscal 2012, due to the repayment of short-term bank loans and cash dividend payments.

Capital Expenditures

Capital expenditures were ¥2,708 million for fiscal 2012 (including ¥355 million for rebuilding and relocation of some of our properties, as discussed in “Item 4.D. Property, plant and equipment”), ¥2,652 million for fiscal 2011 and ¥3,981 million for fiscal 2010. These expenditures were primarily for the repair of office facilities of our domestic subsidiaries and the expansion of our specialty retail store network. Payments to acquire intangible assets were ¥846 million for fiscal 2012, ¥687 million for 2011 and ¥1,772 million for fiscal 2010. These payments are primarily composed of payments for information technology-related investments.

For fiscal 2012 we spent ¥355 million for office maintenance and repair, and we expect to spend ¥553 million in fiscal 2013. Although we currently do not have any concrete plans, we expect to continue to make expenditures for the expansion of our specialty retail store network (including costs for the development of new stores and the closure of underperforming stores) and for maintenance, to meet applicable legal requirements and to facilitate the manufacture of new products with new designs and specifications. Furthermore, we intend to evaluate and pursue opportunities for acquisitions, investments and other strategic transactions that we believe will help us achieve our business objectives, including extending our product offerings in Japan and in overseas markets and strengthening our capabilities in the Internet, catalog and other marketing channels. We expect to fund these capital expenditures and other expenditures through our cash from operations, existing cash reserves and other available sources of liquidity.

In fiscal 2009, we sold plants and other property in connection with the liquidation of our subsidiary Tokai Wacoal Sewing Corp. with a book value of ¥59 million. In fiscal 2011, we sold our Karasuyama Corporate Housing with a book value of ¥75 million and our Ikuta Corporate Housing with a book value of ¥152 million. In fiscal 2012, we sold our Nagaoka dormitory with a book value of ¥60 million and our Sapporo building with a book value of ¥79 million.

Cash Dividends

On May 15, 2012, our board of directors approved a fiscal year-end dividend of ¥100 per five shares of common stock to our shareholders on record as of March 31, 2012, and dividends in a total amount of ¥3,944 million were paid on June 5, 2012. Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our earnings per share, while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. Based on our steady performance of the business results for the fiscal year ended March 31, 2012, we will amend the dividend payable for fiscal 2012 to 28.00 yen per share, an increase of 5.00 yen per share from 23.00 yen per share, as initially announced. For fiscal year ending March 31, 2013, we hope to be able to distribute 28.00 yen per share.

Share Repurchases

We repurchased 15,231 shares of common stock during fiscal 2012 from shareholders who held shares constituting less than one unit and requested that such shares be repurchased. See “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distribution of Surplus—Unit Share System.”

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

One of our most important research results was the Golden Canon, which we announced in 1995, and which provides a set of indicators that characterize the beautiful Japanese woman’s body. We also began applying new sales methods at that time. From 1995 to 1998, we participated in a project led by the Ministry of International Trade and Industry (presently the Ministry of Economy, Trade and Industry) enriching the basic study of sensory comfort and conducting research based on reactions to three factors: pressure, heat and touch. Based on this research, we are focused on developing new products that are not only comfortable for the wearer but also have a positive physiological effect. In 2000, we conducted an analysis on the physiological changes associated with aging throughout a 25-year period from the teenage years to the 40s. We named the principles of these changes SPIRAL Aging.

Our research and development activities for fiscal 2012 have been fruitful as we presented in July 2011 the second installment of our long-term aging research results on “Body Aging (physiological changes associated with aging),” as well as presented in February 2012 findings related to breast development among juniors and the necessity of training brassieres during such periods of physiological change. In terms of product development, our research and development activities supported the commodification of new products in the Style Science series that incorporate a “donut” mechanism that is unique to Wacoal, which provides support to the hip joints, thereby enabling the wearer of such undergarments to experience greater freedom in the forward and backward movement of the legs.

The cost of research and development for fiscal 2012 was approximately ¥801 million, compared to ¥815 million for fiscal 2011 and ¥778 million for fiscal 2010. We expect to maintain a similar level of research and development expenditures for fiscal 2013.

D. Trend Information.

Although the recovery and reconstruction efforts in the aftermath of the earthquake and tsunami that struck Japan in March 2011 in fiscal 2012 led to increased demand in certain areas, we believe it is difficult to expect full-scale economic growth in Japan due to continued appreciation of the yen and deflation. In addition, consumer spending in Japan has been stagnant due to uncertainties pertaining to a possible tax increase to fund the recovery effort, the funding status of the national pension plan and energy challenges, while we face population decline and aging of the population resulting from the decline in the birthrate. The foregoing factors may cause the Japanese domestic market to contract. As for the overseas markets, economic confusion triggered by the sovereign debt crisis in Greece affected the entire European continent and is increasing the uncertainties in the outlook for the Western industrial countries as well as the emerging countries whose economies had been expanding.

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

The U.S. market remains one of our most important markets, and we expect its optimistic economic condition to remain through 2013. We will work to strengthen our product development capabilities, including for new products, while also actively expanding our sales channels and business into the countries surrounding the United States.

We expect that our business in China will continue to expand for fiscal 2013. We will continue to open new stores in response to market conditions and conduct promotion campaigns in order to increase awareness of our business. In connection with the foregoing efforts, we expect our human resources-related costs to increase, but to also be offset by an increase in net sales.

For a discussion of other trends that affect our business and operating results, see “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5.A. Operating Results.”

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions, and is subject to the qualifications set forth in “Cautionary Statement Regarding Forward-Looking Statements,” which can be found immediately following the table of contents. Our actual results could vary significantly from these projections and could be influenced by a number of factors and uncertainties, including changes in the market and industry conditions, competition and other factors and risks as discussed in “Risk Factors” in Item 3.D. Additionally, unanticipated events and circumstances may affect our actual financial and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections.

E. Off-Balance-Sheet Arrangements.

We have not created, and are not party to, any special-purpose or off-balance-sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationship with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

F. Tabular Disclosure of Contractual Obligations.

Contractual Obligations and Commitments

For information regarding debt obligations including amounts maturing in each of the next five years, see Note 9 to the consolidated financial statements.

The following table summarizes our contractual obligations as of March 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(millions of yen)
Long-term debt obligations	702	64	300	100	238
Capital (Finance) lease obligations	0	0	—	—	—
Operating lease obligations	1,694	321	542	427	404
Purchase obligations	9,118	9,118	—	—	—
Total	11,514	9,503	842	527	642

1.	Contractual obligations above exclude related interest payments as such payments are not material.

2.	With respect to employee retirement plans, our general funding policy regarding funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law (excluded from this table). We expect to contribute ¥1,813 million to our plans in the year ending March 31, 2013.

3.	Liabilities for unrecognized tax benefits of ¥267 million at March 31, 2012 are excluded from the table, as we are unable to make reasonable estimates regarding the amount of the tax benefits through March 31, 2013. See Note 16 to our consolidated financial statements regarding income taxes.

4.	The total amount of our expected future pension payments is ¥20,145 million, to be paid by March 31, 2022. See Note 12 to our consolidated financial statements regarding termination and retirement plans. These payment amounts are not included in the table above because they are not contractually fixed as to amount or timing.

G. Safe Harbor.

All information that is not historical in nature disclosed under “Item 5.F. Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following is a current list of our directors and corporate auditors:

Name (Date of Birth)	Position(s) and Office(s) with Wacoal Holdings	Date	Business Experience and Position(s) and Office(s)*
Yoshikata Tsukamoto (Jan. 29, 1948)	President and Representative Director	Apr. 1972	Joined Wacoal Corp.
		Nov. 1977	Director
		Nov. 1981	Managing Director
		Sep. 1984	Executive Vice President
		Sep. 1984 — present	Representative Director
		Jun. 1987 — present	President
		Jun. 2002	Corporate Officer
		Oct. 2005	Representative Director and President, and Corporate Officer of Wacoal Corp.
		Apr. 2011 — present	Representative Director and Chairman of Wacoal Corp.
Hideo Kawanaka (Jun. 25, 1942)	Director and Executive Vice President	Apr. 1965	Joined Isetan Co., Ltd.
		Jun. 1992	Director of Isetan Co., Ltd. and Manager of Matsudo Branch
		Jul. 1993	Representative Director and President of West Japan Railway Isetan Ltd.
		Jun. 2001	Corporate Officer and Managing Director, and General Manager of Management and General Affairs of OMRON Corporation
		Jun. 2004	Representative Director and Senior Manager, and Sales Manager of Matsuzakaya Co., Ltd.
		Jun. 2007	Advisor
		Jun. 2007	Senior Managing Director
		Nov. 2007	Director and Senior Corporate Officer of Wacoal Corp.
		Apr. 2008	Director and Vice President, and Corporate Officer of Wacoal Corp.
		Jun. 2009 — present	Director and Executive Vice President in charge of Management Reform
		Mar. 2011	Representative Director and Chairman of Peach John Co., Ltd.
		Apr. 2011 — present	Director and Vice Chairman of Wacoal Corp.
		Jun. 2011 — present	Representative Director and Chairman, and President of Peach John Co., Ltd.

Name (Date of Birth)	Position(s) and Office(s) with Wacoal Holdings	Date	Business Experience and Position(s) and Office(s)*
Ikuo Otani (Nov. 20, 1953)	Senior Managing Director	Mar. 1976	Joined Wacoal Corp.
		Jun. 2004	Corporate Officer and General Manager of Business Management
		Jun. 2006	Director and Corporate Officer, and Supervisor of Business Management, of Wacoal Corp.
		Apr. 2008	Director and Corporate Officer, and General Manager of Corporate Planning Division, of Wacoal Corp.
		Apr. 2010	Director and Corporate Officer, and Supervisor of Accounting, of Wacoal Corp. General Manager of Corporate Planning Department
		Jun. 2010	Director in charge of Group Management and Corporate Planning
		Jun. 2011	Managing Director in charge of Group Management and General Manager of Corporate Planning
		Jun. 2012 — present	Senior Managing Director and General Manager of Corporate Planning
Hironobu Yasuhara (Dec. 28, 1951)	Director	Mar. 1975	Joined Wacoal Corp.
		Sep. 1996	Deputy General Manager of Guandong Wacoal Inc.
		Apr. 1997	General Manager of Beijing Wacoal Inc.
		Apr. 2004	Chief of Planning & Product Group of Wing Brand Business Department
		Apr. 2005	Corporate Officer/General Manager of Wing Brand Business Department
		Apr. 2006	Executive Corporate Officer/General Manager of Wing Brand Business Department of Wacoal Corp.
		Jun. 2006	Director and Executive Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
		Apr. 2008	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
		Aug. 2009	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department/Chairman and Representative Director of Lecien Corporation (Part-time)
		Apr. 2010	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wacoal Brand Business Department
		Apr. 2011 — present	Representative Director and President, and Corporate Officer of Wacoal Corp.
		Jun. 2011 — present	Director

Name (Date of Birth)	Position(s) and Office(s) with Wacoal Holdings	Date	Business Experience and Position(s) and Office(s)*
Yuzo Ide (Sep. 24, 1954)	Director	Apr. 1977	Joined Wacoal Corp.
		Apr. 2001	Director and Vice Chairman of Wacoal America, Inc.
		Apr. 2006	Corporate Officer of Wacoal Corp.
		Apr. 2008	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wacoal Brand Business Department
		Apr. 2010	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
		Apr. 2012 — present	Director and Senior Corporate Officer/General Manager of International Operations of Wacoal Corp.
		Jun. 2012 — present	Director
Mamoru Ozaki** (May 20, 1935)	Director	Jun. 1991	Commissioner of National Tax Agency
		Jun. 1992	Administrative Vice-Minister of Finance
		May 1994	President of People’s Finance Corporation
		Oct. 1999	President of National Life Finance Corporation
		Feb. 2003 — present	Advisor of Yazaki Sogyo Corporation
		Jul. 2003	Advisor
		Jun. 2005 — present	Director
Morio Ikeda** (Dec. 25, 1936)	Director	Apr. 1961	Joined Shiseido Co., Ltd. (“Shiseido”)
		Apr. 1990	Director and Chief of Secretary’s Office of Shiseido
		Apr. 1995	Managing Director of Shiseido
		Jun. 1997	Representative Senior Managing Director of Shiseido
		Jun. 2000	Representative Director and Executive Vice President of Shiseido
		Jun. 2001	Representative Director and President of Shiseido
		Jun. 2005	Director and Chairman of Shiseido
		Jun. 2006 — present	Advisor to Shiseido
		Jun. 2010 — present	Director
Atsushi Horiba** (Feb. 5, 1948)	Director	Sep. 1972	Joined HORIBA, Ltd.
		Jun. 1982	Appointed Director and General Manager of Overseas Business of HORIBA Ltd.
		Jun. 1988	Appointed Senior Managing Director and General Manager of Sales Division of HORIBA Ltd.
		Jan. 1992	Appointed Representative Director and President of HORIBA Ltd.
		Jun. 2005 — present	Appointed Representative Director, Chairman, and President of HORIBA Ltd.
		Jun. 2008 — present	Director

Name (Date of Birth)	Position(s) and Office(s) with Wacoal Holdings	Date	Business Experience and Position(s) and Office(s)*
Mitsuo Yamamoto (Jan. 8, 1955)	Standing Corporate Auditor	Apr. 1977	Joined Wacoal Corp.
		Apr. 2005	General Manager of Human Affairs Department
		Apr. 2008	Corporate Officer of Wacoal Corp.
		Apr. 2011	General Manager of Personnel and Administration Planning Department
		Jun. 2011 — present	Corporate Auditor
Tomoki Nakamura (Jan. 22, 1958)	Standing Corporate Auditor	Apr. 1980	Joined Wacoal Corp.
		Oct. 2007	Accounting Manager of Wacoal Corp.
		Apr. 2008	Accounting Manager
		Apr. 2012	Corporate Auditor/Secretariat of Board of Corporate Auditors
		Jun. 2012 — present	Corporate Auditor
Akira Katayanagi** (Feb. 4, 1946)	Corporate Auditor	Apr. 1968	Joined Mitsubishi Bank Ltd.
		Jun. 1995	Director and Manager of Loan Department 1
		Apr. 1996	Director of The Bank of Tokyo-Mitsubishi, Ltd.
		Feb. 2000	Managing Director and Deputy Branch Manager of Nihonbashi Branch
		May 2001	Managing Director and Deputy Branch Office Manager of Osaka Branch Office
		Jul. 2011	Associate Senior Corporate Executive Office Manager of Osaka Branch Office
		May 2003	Associate Senior Corporate Executive Office
		Jun. 2003	Representative Director and President of DC Card Co., Ltd.
		Apr. 2007	Representative Director and Vice President of Mitsubishi UFJ NICOS Co., Ltd.
		Jun. 2008	Representative Director and Chairman of Mitsubishi UFJ NICOS Co., Ltd.
		Jun. 2010 — present	Corporate Auditor
		Apr. 2011	Director of Mitsubishi UFJ NICOS Co., Ltd.
		Jun. 2011 — present	Special Adviser of Mitsubishi UFJ NICOS Co., Ltd.
Tomoharu Kuda** (Dec. 7, 1946)	Corporate Auditor	Sep. 1972	Joined Deloitte Haskins & Sells
		Oct. 1979	Registered as Certified Public Accountant
		Sep. 1987	Transferred to London Office
		Feb. 1990	Partner of Deloitte Touche Tohmatsu
		Jun. 1997	Representative Partner of Deloitte Touche Tohmatsu
		Jul. 2007 — present	Corporate Auditor
Yoko Takemura** (Apr. 7, 1952)	Corporate Auditor	Apr. 1990	Registered as Lawyer (Tokyo), joins Miyake Imai Ikeda law firm.
		Jan. 1997 — present	Partner at Miyake Imai Ikeda law firm.
		Jun. 2005 — present	Corporate Auditor

*	Appointments to Wacoal Corp. prior to October 2005 that continue to the present were transferred to Wacoal Holdings at the time of our transition to a holding company structure.

**	Identified as “independent officers” in our report on independent officers filed with the Tokyo Stock Exchange on March 31, 2012.

The terms of all of our directors expired in June 2012. The term as corporate auditor for Mr. Yamamoto expires in June 2015; the term as corporate auditor for Mr. Nakamura expires in June 2016; the term for Mr. Katayanagi as corporate auditor expires in June 2014; the term as corporate auditor for Mr. Kuda expires in June 2015; and the term as corporate auditor for Ms. Takemura expires in June 2013.

B. Compensation.

Policy on Director and Officer Compensation and Methodology of Compensation Calculation

Our compensation plan for directors and officers is established by our director and officer personnel and compensation advisory committee, which includes outside directors and thereby ensures a high level of objectivity and transparency in our compensation scheme.

Compensation for directors under this compensation plan is composed of a base salary, a performance-based cash bonus and stock options that reflect our business results on a medium and long-term basis, except that outside directors and corporate auditors who are not directly engaged in the execution of our business are provided with remuneration consisting of only a base salary, as performance-based compensation is inapplicable to such directors and auditors.

In setting target levels for director and officer compensation, the committee evaluates the compensation data of our competitors or similar-sized entities and sets compensation at levels that are appropriate after taking into account our business performance and size.

Certain aspects of compensation are also established pursuant to resolutions of our general meeting of shareholders:

•

The maximum amount of base salary is ¥350 million per year (excluding any salary payable as employee compensation) for directors and ¥75 million per year for corporate auditors, pursuant to a resolution of the 57th general meeting of shareholders held on June 29, 2005.

•

The amount of performance-based cash bonuses payable to directors is determined pursuant to a resolution of our general meeting of shareholders and is based on our performance for the fiscal year to which such general meeting relates.

•	The maximum amount payable in stock options is ¥70 million per year, pursuant to a resolution of our general meeting of shareholders held on June 27, 2008.

•	The retirement benefit plan for directors and officers was abolished as of June 29, 2005, when our general meeting of shareholders was held for that year.

Cash Compensation

Aggregate compensation, including bonuses, paid by us in fiscal 2012 to our directors and corporate auditors was ¥316 million. Of this total, ¥263 million was paid to our directors (including ¥26 million to our three outside directors) and ¥53 million was paid to our corporate auditors (including ¥22 million to our three outside corporate auditors). This includes one outside corporate auditor who resigned as of the conclusion of the general meeting of shareholders held on June 29, 2011. As of March 31, 2012, we had five directors, two corporate auditors, three outside directors and three outside corporate auditors.

Starting with its annual securities report for the year ended March 31, 2010, filed with the Ministry of Finance, a Japanese listed company is required to disclose the individual compensation of any director, executive officer or corporate auditor if it is ¥100 million or more. For fiscal 2012, Yoshikata Tsukamoto, our president and representative director, received compensation in the amount of ¥161 million, composed of ¥130 million in base salary, ¥10 million as a cash bonus and ¥21 million in stock options.

Retirement Benefits

We terminated our retirement allowance benefit for our directors and corporate auditors. The balance of our existing liability for termination benefits for directors was ¥317 million at March 31, 2012 and ¥317 million at March 31, 2011. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with the guidance for determination of vested benefit obligation for a defined benefit pension plan, the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors as of March 31, 2012 were ¥382 million, compared to ¥385 million as of March 31, 2011, and were included in liability for termination and retirement benefits.

Stock Option Plans

We currently have eight stock option plans under which there are outstanding options for a total of 205,000 shares of our common stock:

•

First Stock Acquisition Rights: On September 1, 2008, we granted to five directors of Wacoal Holdings stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 40,000 shares of our common stock, of which 30,000 remain outstanding as of June 29, 2012. These rights became fully vested on September 2, 2008. Each person was granted a right to acquire an amount ranging from 4,000 to 19,000 shares of common stock.

•

Second Stock Acquisition Rights: On September 1, 2008, we granted to five directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 17,000 shares of our common stock, of which 17,000 remain outstanding as of June 29, 2012. These rights became fully vested on September 2, 2008. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•

Third Stock Acquisition Rights: On September 1, 2009, we granted to four directors of Wacoal Holdings stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 35,000 shares of our common stock, of which 29,000 remain outstanding as of June 29, 2012. These rights became fully vested on September 2, 2009. Each person was granted a right to acquire an amount ranging from 4,000 to 20,000 shares of common stock.

•

Fourth Stock Acquisition Rights: On September 1, 2009, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 14,000 shares of our common stock, of which 14,000 shares are outstanding as of June 29, 2012. These rights became fully vested on September 2, 2009. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•

Fifth Stock Acquisition Rights: On September 1, 2010, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 35,000 shares of our common stock, of which 35,000 shares are outstanding as of June 29, 2012. These rights became fully vested on September 2, 2010. Each person was granted a right to acquire an amount ranging from 4,000 to 21,000 shares of common stock.

•

Sixth Stock Acquisition Rights: On September 1, 2010, we granted to four directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 11,000 shares of our common stock, of which 11,000 shares are outstanding as of June 29, 2012. These rights became fully vested on September 2, 2010. Each person was granted a right to acquire an amount ranging from 3,000 to 4,000 shares of common stock.

•

Seventh Stock Acquisition Rights: On September 1, 2011, we granted to five directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 48,000 shares of our common stock, of which 48,000 shares are outstanding as of June 29, 2012. These rights became fully vested on September 2, 2011. Each person was granted a right to acquire an amount ranging from 4,000 to 24,000 shares of common stock.

•

Eighth Stock Acquisition Rights: On September 1, 2011, we granted to five directors of Wacoal stock acquisition rights to acquire for an exercise price of ¥1 per share a total of 21,000 shares of our common stock, of which 21,000 shares are outstanding as of June 29, 2012. These rights became fully vested on September 2, 2011. Each person was granted a right to acquire an amount ranging from 3,000 to 5,000 shares of common stock.

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

In December 2009, the Tokyo Stock Exchange introduced a listed company rule that requires that a listed company have at least one “independent officer,” which is defined as an outside director or corporate auditor with respect to whom there is no risk of a conflict of interest with general shareholders. Each listed company was required to submit a report on independent officers with the Tokyo Stock Exchange by March 31, 2010 disclosing whether the company had any independent officer, along with other related information. To the extent any company did not have an independent officer at that time, the company was required to select one at the general shareholders meeting related to the fiscal year that ended on or after March 1, 2010. In our report on independent officers submitted to the Tokyo Stock Exchange on March 31, 2010, we identified Messrs. Mamoru Ozaki and Atsushi Horiba, both of whom are outside directors (along with Mr. Kazuo Inamori who retired in June 2010), and Mr. Tomoharu Kuda and Ms. Yoko Takemura, both of whom are outside corporate auditors

(along with Yutaka Hasegawa who retired in June 2010), as independent officers. In our 2011 report we additionally identified Mr. Morio Ikeda who is an outside director, and Mr. Akira Katayanagi who is an outside corporate auditor. We identified these persons for the following reasons:

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

•

Morio Ikeda: We believe Mr. Ikeda, with his experience and broad insight as a management executive in the area of domestic and overseas business development, is qualified to serve as an outside director for us as we seek to strengthen our overseas business presence. Additionally, we believe that he is capable of serving us as an independent officer because he has the ability to provide us with advice from the perspective of an individual who has never been employed by us.

•

Atsushi Horiba: We believe Mr. Horiba, with his experience and insight into domestic and overseas business development, is qualified to serve as an outside director for us as we seek to strengthen our overseas business presence. Also, because he is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that he is capable of serving us as an independent officer.

•

Akira Katayanagi: We believe Mr. Katayanagi, with his experience and broad insight in finance, is qualified to serve as an outside corporate auditor for us. Additionally, we believe that he is capable of serving us as an independent officer because he has the ability to provide us with advice from the perspective of an individual who has never been employed by us.

•

Tomoharu Kuda: Mr. Kuda was the former representative partner of Deloitte Touche Tohmatsu, our auditing firm, until he left the firm in June 2007. Since July 2007, he has been serving us as an outside corporate auditor. We believe Mr. Kuda meets the requirements for an independent officer as he had never participated in the audit of the Company during his career at Deloitte Touche Tohmatsu, is independent and neutral with respect to general shareholders, and has been serving as a corporate auditor with both supervisory and advisory function based on expert knowledge in accounting/finance gained in his career as a certified public accountant.

•

Yoko Takemura: We believe Ms. Takemura, with her legal expertise as a lawyer and years of experience in commercial affairs, is qualified to serve as an outside corporate auditor for us. Also, because she is capable of providing advice from the perspective of an individual who has never been employed by us, we believe that she is capable of serving us as an independent officer.

For further information regarding the new independent officer requirement, please see “Item 16G. Corporate Governance.”

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

On May 9, 2007, we established a non-statutory director and officer personnel and compensation advisory committee, which consists of the following members: Ikuo Otani, chair of the committee, Mamoru Ozaki, Masashi Yamaguchi, Nobuhiro Matsuda and Shinsuke Fukazawa, the secretary. The committee was established with the goal of reforming the process of selecting our directors and officers and determining their compensation, and promoting objectivity and transparency in the process. The committee will be responsible for recommending new candidates and candidates for promotion, evaluating their performance and setting their compensation, as well as suggesting areas for improvement in the foregoing processes.

Under the Companies Act and our articles of incorporation, we may enter into a liability limitation agreement with each outside director or corporate auditor which limits the maximum amount of liabilities owed to us arising in connection with a failure to execute duties to an amount equal to the minimum liability limit amount prescribed in the laws and regulations.

D. Employees.

The following table lists the number of our full-time employees as of March 31, 2012, 2011 and 2010:

	Total	Japan	Americas[1]	Asia (other than Japan)	Europe
March 31, 2012:
Wacoal Business (Domestic)	7,229	7,229	—	—	—
Wacoal Business (Overseas)	7,520	—	1,752	5,727	41
Peach John	364	346	—	18	—
Other	1,411	565	5	841	—

Total	16,524	8,140	1,757	6,586	41

March 31, 2011:
Wacoal Business (Domestic)	7,241	7,241	—	—	—
Wacoal Business (Overseas)	7,004	—	1,593	5,374	37
Peach John	422	406	—	16	—
Other	1,346	614	5	727	—

Total	16,013	8,261	1,598	6,117	37

March 31, 2010:
Wacoal Business (Domestic)	7,453	7,453	—	—	—
Wacoal Business (Overseas)	6,349	—	1,646	4,664	39
Peach John	467	456	—	11	—
Other	1,417	681	3	733	—

Total	15,686	8,590	1,649	5,408	39

1.	Includes employees in the Caribbean.

During fiscal 2012, we had an average of 1,319 temporary employees.

Except for Nanasai, Peach John, Lecien and our five manufacturing subsidiaries in Japan, the employees of Wacoal Holdings and its Japanese subsidiaries are organized into one union. Each of Nanasai, Lecien and our five manufacturing subsidiaries in Japan has an independent union for its respective employees. A number of labor unions have been formed with respect to our subsidiaries organized outside of Japan. We believe that the relations between management and these various unions are satisfactory.

E. Share Ownership.

The following table lists the number of shares owned by our directors and corporate auditors as of June 29, 2012. As of such date, our directors and corporate auditors collectively held a total of 1,474,186 shares of our common stock as set forth below, and this number of shares constituted 1% of all outstanding shares of our common stock.

Name	No. of Shares	Percentage of Common Stock
Yoshikata Tsukamoto	1,353,136	*
Hideo Kawanaka	11,000	*
Ikuo Otani	6,000	*
Hironobu Yasuhara	6,000	*
Tadashi Yamamoto	10,000	*
Atsushi Horiba	3,000	*
Mitsuo Yamamoto	4,000	*
Tomoki Nakamura	70,000	*
Yoko Takemura	11,000	*

*	Less than 1% of our total outstanding common shares.

The following table lists the number of shares subject to the stock acquisition rights owned by our directors and corporate auditors as of June 29, 2012:

Name	No. of Shares Subject to Stock Acquisition Rights	Exercise Price per Share
Yoshikata Tsukamoto	84,000	¥1
Hideo Kawanaka	24,000	1
Ikuo Otani	14,000	1
Tadashi Yamamoto	19,000	1
Hironobu Yasuhara	19,000	1
Yuzo Ide	16,000	1
Tomoki Nakamura	—	—
Yoko Takemura	—	—
Akio Shinozaki	13,000	1
Yasuyuki Nakatsutsumi	5,000	1
Masaya Wakabayashi	4,000	1
Kiyotaka Hiroshima	4,000	1

Other than as described in Item 6.B above, there are no arrangements that involve the issue or grant of our options, shares or securities to our employees.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

As of March 31, 2012, 140,851,070 shares of our common stock were outstanding, which excludes 2,527,015 shares of treasury stock held by Wacoal Holdings.

The following table shows information regarding each shareholder who, to our knowledge, beneficially own more than 5% of our common stock:

Name of Shareholder	Number of Shares	Percentage of Total Shares Outstanding
Mitsubishi UFJ Financial Group, Inc.*	14,365,460	10.02%
Tradewinds Global Investors, LLC**	9,683,770	6.75%

*	Based on the most recent Amendment to Substantial Shareholding Report, filed by Mitsubishi UFJ Financial Group, Inc. on June 22, 2012 under the Financial Instruments and Exchange Law of Japan, which disclosed its and its affiliates’ beneficial ownership of shares of our common stock.

**	Based on the most recent Amendment to Substantial Shareholding Report, filed by Tradewinds Global Investors, LLC on June 6, 2012 under the Financial Instruments and Exchange Law of Japan. We are also aware of a Schedule 13G that was filed on February 14, 2012 by Tradewinds Global Investors, LLC, with the Securities and Exchange Commission. The Schedule 13G, which reported only on the sponsored ADS holdings of Tradewinds Global Investors, LLC, indicates that Tradewinds Global Investors, LLC held 11,417,605 shares of our common stock as of February 14, 2012, representing approximately 7.96% of our total issued shares as of that date. For the purpose of this table, we have included the more comprehensive shareholding information related to Tradewinds Global Investors, LLC as reported in the filings made by Tradewinds Global Investors, LLC pursuant to the Financial Instruments and Exchange Law of Japan.

Under the Financial Instruments and Exchange Law of Japan, any person who beneficially holds more than 5% of the total issued shares of a company listed on any Japanese stock exchange or traded on the over-the-counter market must file a report of substantial shareholding with the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, either solely or jointly as a group, as applicable, of more than 5% of the total issued shares of a company, increases or decreases by 1% or more in the overall shareholding, or if any change to a material matter set forth in any previously filed reports occurs. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Reporting of Substantial Shareholdings.”

Over the past three years, based on filings made with the Kanto Local Finance Bureau, the number of our shares beneficially held by Tradewinds Global Investors, LLC has changed from (i) 24,277,194 shares, or 16.93% of our total issued shares, as of September 30, 2008, to (ii) 22,818,964 shares, or 15.92% of our total issued shares, as of October 28, 2008 to (iii) 20,738,579 shares, or 14.46% of our total issued shares, as of January 15, 2009, to (iv) 22,231,834 shares, or 15.51% of our total issued shares as of November 25, 2009, to (v) 20,573,798 shares, or 14.35% of our total issued shares, as of October 8, 2010, to (vi) 19,109,490 shares, or 13.33% of our total issued shares, as of October 6, 2011, to (vii) 17,674,665 shares, or 12.33% of our total issued shares, as of February 24, 2012, to (viii) 16,098,735 shares, or 11.23% of our total issued shares, as of March 29, 2012, to (ix)14,622,180 shares, or 10.20% of our total issued shares, as of April 23, 2012, to (x) 12,738,635 shares, or 8.88% of our total issued shares, as of May 10, 2012, to (xi) 11,270,910 shares, or 7.86% of our total issued shares, as of May 24, 2012, and to (xii) 9,683,770 shares, or 6.75% of our total issued shares, as of June 6, 2012, pursuant to the most recent filing.

Our major shareholders have the same voting rights as other shareholders. To the extent known to us, we are not directly or indirectly owned or controlled by any other corporation, any government, or any other natural or legal person or persons severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of us.

As of March 31, 2012, approximately 18,092,974 shares, or 12.8% of the outstanding shares of our common stock other than in the form of ADSs, were held of record by 60 residents of the United States. The 11,426,475 shares of our common stock held of record by The Bank of New York Mellon on March 31, 2012 underlay the 2,285,295 ADSs of Wacoal Holdings held of record by 11 persons. Because some of these shares and ADRs evidencing our ADSs were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

B. Related-Party Transactions.

Wacoal purchases merchandise from numerous suppliers throughout the world, including from certain affiliates. Wacoal purchased merchandise from affiliates in the amount of ¥2,093 million in fiscal 2012.

Wacoal also sells supplies, materials and products to certain affiliates. Aggregate sales to affiliates were ¥477 million in fiscal 2012.

We also received royalties from certain affiliates in the amount of ¥216 million in fiscal 2012.

We do not consider the amounts involved in these transactions to be material.

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which any of our property is subject.

Dividends and Dividend Policy

See “Item 5.B. Liquidity and Capital Resources—Cash Dividends” and “Item 10.B. Memorandum and Articles of Association—Capital Stock—Distributions of Surplus.”

B. Significant Changes.

Except as provided above and elsewhere in this annual report on Form 20-F, there has been no significant change in our financial position since March 31, 2012, the date of our consolidated financial statements included in this annual report on Form 20-F.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

Price Range of Shares

Our common stock has been listed on the Tokyo Stock Exchange since 1964 and is traded on the First Section of that exchange. It is also listed on the Osaka Securities Exchange in Japan. Additionally, our ADSs are quoted for trading on the NASDAQ Capital Market in the United States. The depositary of the ADSs is The Bank of New York Mellon. Each ADS represents five shares of our common stock.

The following table sets forth for the periods shown the reported high and low sales prices of our common stock on the First Section of the Tokyo Stock Exchange and of our ADSs on the NASDAQ Capital Market. The last reported sale price of our common shares on the Tokyo Stock Exchange on June 29, 2012 was ¥944, and the last reported sale price of our ADSs on the NASDAQ Capital Market on June 29, 2012 was $59.1.

	Tokyo Stock Exchange Price Per Share		NASDAQ Capital Market Price Per ADS
	High	Low	High	Low
Fiscal year ended March 31,
2008	¥1,620	¥1,229	$77.48	$51.26
2009	1,573	844	76.85	35.15
2010	1,340	928	67.66	53.75
2011	1,240	890	73.04	55.71
2012	1,066	903	67.32	56.50

	Tokyo Stock Exchange Price Per Share		NASDAQ Capital Market Price Per ADS
	High	Low	High	Low
Fiscal quarter ended/ending
March 31, 2010	¥1,178	¥989	$64.29	$54.98
June 30, 2010	1,240	1,011	66.01	55.71
September 30, 2010	1,218	1,062	71.90	60.70
December 31, 2010	1,185	1,054	72.97	65.37
March 31, 2011	1,199	890	73.04	56.89
June 30, 2011	1,066	928	66.23	57.77
September 30, 2011	1,044	903	66.99	58.12
December 31, 2011	1,057	905	66.86	58.57
March 31, 2012	1,042	954	67.32	56.50
June 30, 2012	982	842	59.45	51.61

Month ended
January 31, 2012	¥1,041	¥954	$67.32	$61.51
February 29, 2012	1,036	976	65.19	61.80
March 31, 2012	1,042	956	64.14	56.50
April 30, 2012	982	899	59.05	54.64
May 31, 2012	926	842	56.95	51.61
June 30, 2012	947	869	59.45	54.96

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

Objects and Purposes

Article 2 of our articles of incorporation provides the following objectives of Wacoal Holdings:

1. To control and manage the business activities of the companies which are engaged in the following businesses by holding the shares of such companies:

(1)	manufacture and sale of clothing and apparel and sundries pertaining to clothing and apparel;

(2)	manufacture, sale and installation of furniture, bedding, interior decorations and other home furnishings;

(3)	manufacture and sale of cosmetics, soap, cleansers, medical supplies and quasi drugs and sale of health food;

(4)	management of facilities for cultural, welfare, educational, sporting, entertainment, beauty and restaurant use, and manufacture and sale of commodities, provision of service, technical guidance and consulting pertaining to the above facilities;

(5)	sale, purchase and brokerage of objects of art and curios and management and operation of picture galleries;

(6)	acquisition, lease, alienation and technical guidance of intangible property rights such as industrial property rights and copyrights on literature, art, artistic handicraft, music, images and voice;

(7)	publishing and advertising business;

(8)	sale, purchase, lease, brokerage and management of real estate;

(9)	lease and brokerage of personal property;

(10)	non-life insurance agency, insurance agency under the Automobile Liability Security Law and life insurance solicitation agency;

(11)	planning, design, supervision, execution, consulting and sale of construction work and interior decoration;

(12)	sale of building materials and sale of equipment and apparatus pertaining to housing such as fittings, furniture, utensils, kitchens, modular baths and toilets;

(13)	planning, design, supervision and consulting relating to community development, urban development and environmental conditioning;

(14)	planning, design, supervision, execution and consulting relating to landscaping, gardening and stonecutting;

(15)	production, sale and lease of trees, plants and materials for gardening;

(16)	data processing, provision of information and development, purchase, sale, lease and consulting relating to computer hardware and software;

(17)	processing of jewelry, precious metals and accessories and manufacture and sale of watches, eyeglasses, footwear, bags and umbrellas;

(18)	money lending, loan agency, guarantee, holding of and investment in securities and credit card business;

(19)	dispatching of workers;

(20)	education, training and consulting relating to development of ability of the human resource to appropriately adapt to profession;

(21)	undertaking of financial and accounting affairs, calculation of wages, etc., preparation of documents relating to internal and external transactions, reception and telephone switching affairs, telephone marketing, translation and interpretation, operation of office and communication equipment and system programming, etc.;

(22)	warehousing;

(23)	manufacture and sale of mannequins and display equipment;

(24)	investments incidental to Items (1) through (23) above; and

(25)	any and all business incidental or related to Items (1) through (24) above.

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

Under the Companies Act and the Book-Entry Transfer Act, in order for a shareholder to assert against us its rights to which it is entitled as of the record date (such as the right to vote at a general meeting of shareholders or receive dividends), the shareholder must have its name and address registered in our register of shareholders. Under the central book-entry transfer system, shareholders must notify the relevant account management institutions of information prescribed in the Book-Entry Transfer Act and our share handling regulations, including their names and addresses. The registration on the register of shareholders is made upon our receipt of necessary information from JASDEC (as described in “—Record Date” below). On the other hand, in order for a shareholder to assert directly against us its rights to which it is entitled regardless of record dates (such as certain “minority shareholders’ rights,” including the right to propose a matter to be considered at a general meeting of shareholders, but excluding the right to request us to purchase or sell shares constituting less than a full unit as described in “—Unit Share System” below), JASDEC will, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to us. Thereafter, the shareholder would be required to present us with a receipt of the request of the notice in accordance with our share handling regulations. Under the Book-Entry Transfer Act, the shareholder must exercise such shareholders’ right within four weeks after the notice above has been given.

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

The registered holder of the deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs are not able to directly assert shareholders’ rights against us.

Authorized Shares

Under our articles of incorporation, we are authorized to issue 500,000,000 shares of common stock with no par value.

Distributions of Surplus

General

Under the Companies Act, distributions of cash or other assets by a joint stock corporation to its shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on Distributions of Surplus” below). Subject to certain limitations described in “—Restriction on Distributions of Surplus” below, we may make any number of distributions of Surplus per fiscal year to shareholders or pledgees of record as of March 31 of each year or any other record date set by our board of directors of which not less than two weeks’ prior public notice must be given. Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of our shareholders, but may also be made pursuant to a resolution of our board of directors if all the requirements described in (a) through (c) are met:

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

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of our shareholders or our board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of our shareholders or our board of directors, as the case may be, grant a right to our shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to the shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of our shareholders (see “—Voting Rights” below with respect to a “special resolution”).

In Japan, the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The market price of shares generally goes ex-dividend on the third business day prior to the record date.

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

The aggregate book value of Surplus distributed by us may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time is equal to the amount of Surplus less the aggregate of (i) the book value of our treasury stock, (ii) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year and (iii) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on our nonconsolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If we have become, at our option, a company with respect to which the consolidated balance sheet should also be taken into consideration in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), we will be required to further deduct from the amount of Surplus a certain amount which is calculated based on our nonconsolidated and consolidated balance sheets as of the end of the previous fiscal year as provided by ordinance of the Ministry of Justice.

If we have prepared interim financial statements as described below, and if such interim financial statements have been approved by our board of directors or (if so required by the Companies Act) by a general meeting of our shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss and the amount of consideration for any of our treasury stock disposed of by us during the period in respect of which such interim financial statements have been prepared. We may prepare nonconsolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by us must be audited by our corporate auditors and independent auditor, as required by the ordinances of the Ministry of Justice.

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

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights (see “—Unit Share System” below) for a period of six months or more may request the convocation of a general meeting of our shareholders for a particular purpose by specifying the purpose and reason for convocation to our representative director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting that is to be held not later than eight weeks from the day of such demand is dispatched, the requesting shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for six months or more may propose a matter to be considered at a general meeting of our shareholders and may request to include a summary of the proposal of such matter in the notice to shareholders by submitting a request to a representative director at least eight weeks prior to the date set for such meeting.

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

The Companies Act provides that certain important matters are to be approved by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(a)	purchase of shares by us from a specific shareholder other than our subsidiary;

(b)	consolidation of shares;

(c)	issuance or transfer of new shares or existing shares held by us as treasury stock to persons other than shareholders at a “specially favorable” price;

(d)	issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than our shareholders under “specially favorable” conditions;

(e)	removal of our corporate auditor;

(f)	exemption from liability of our directors, corporate auditors or independent auditors;

(g)	reduction of stated capital (subject to certain exceptions);

(h)	distribution of Surplus in-kind with respect to which shareholders are not granted the right to require us to make a cash distribution instead of an in kind distribution;

(i)	any amendment to our articles of incorporation (except for such amendments that may be made without approval by shareholders under the Companies Act);

(j)	transfer of all or a substantial portion of our business;

(k)	acquisition of the business of another company requiring approval of the shareholders;

(l)	dissolution, merger or consolidation requiring approval of our shareholders;

(m)	corporate split requiring approval of our shareholders; and

(n)	establishment of a parent and wholly owned subsidiary relationship by way of a share transfer (kabushiki-iten) or share exchange (kabushiki-kokan) requiring approval of the shareholders.

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

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken). Holders of stock acquisition rights are entitled to acquire shares from us upon payment of the applicable exercise price and subject to other terms and conditions thereof. We may also issue bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by our board of directors, unless it is made under “specially favorable” conditions, as described in “—Voting Rights” above.

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

Under the Book-Entry Transfer Act, we are required to give notice of each record date to JASDEC at least two weeks prior to such record date. JASDEC is required to promptly give us notice of the names and addresses of our shareholders, the number of shares of common stock held by them, and other relevant information as of such record date.

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

Unit Share System

Under our articles of incorporation, 1,000 shares constitute one “unit.” Our board of directors is permitted to reduce the number of shares constituting a unit or to abolish the unit share system in its entirety by amending our articles of incorporation without approval by the shareholders. The number of shares constituting one unit may not exceed 1,000 or 1/200 of the issued shares.

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

Our articles of incorporation provide that a holder of shares representing less than one unit may request us to sell any shares we may have to such holder, so that the holder can raise its holding up to a whole unit. These shares will be sold at (i) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell is received by the share registration agent or (ii) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter.

On May 15, 2012, we announced our intent to examine decreasing the number of shares that constitute a unit in light of a number of factors, including stock market trends, our share price, demand for and supply of our shares, and costs and benefits.

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

Reporting of Substantial Shareholdings

Pursuant to the Financial Instruments and Exchange Law of Japan and regulations thereunder, a person or group of persons beneficially holding more than 5% of the total issued shares (for this purpose shares issuable to such persons or group of persons upon conversion of convertible securities or exercise of stock acquisition rights are taken into account in determining both the number of shares held by such persons or group of persons and the issuer’s total issued shares) of a company listed on any Japanese stock exchange or traded on the over-the-counter market is required to file with the director of a competent local finance bureau within five business days a report containing the identity of such person or persons, the purpose of such holding and certain other information prescribed by regulations. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more or if any change occurs in material matters set out in reports previously filed. Any such report will be filed with the relevant local finance bureau through the Electronic Disclosure for Investors’ Network system. Copies of such report must also be furnished to the issuers of such shares.

Liability to Further Calls or Assessments

All of our currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Miscellaneous

On May 8, 2009, our board of directors approved amendments to our basic policy for measures against the acquisition of a substantial shareholding (i.e., defensive measures against takeovers, or the “Rights Plan”), which has been in effect since June 2006. These amendments were approved at the ordinary general meeting of our shareholders held on June 26, 2009. For the purposes of securing or enhancing enterprise value and the common interests of our shareholders, the amendment allows our board of directors to obtain a resolution of a general meeting of our shareholders to implement a gratis allocation of stock acquisition rights. At the meeting of our board of directors held on May 15, 2012, all directors, including three outside directors, attended the meeting, and the proposal to renew the Rights Plan was unanimously approved and adopted by all directors. The renewal of the Rights Plan was approved at the ordinary general meeting of our shareholders held on June 28, 2012.

The outline of the Rights Plan is as follows:

(a)	Formulation of Procedures for Implementation of the Rights Plan

Under the Rights Plan, we will demand that any third-party purchaser who launches or proposes a purchase or any similar act, provides information in advance concerning the purchase and ensures sufficient time and information to consider the purchase.

(b)	Gratis Allocation of Stock Acquisition Rights and Independent Committee

If the purchase falls under certain prescribed conditions, such as the purchaser fails to comply with the procedures as prescribed by the Rights Plan, or in the event of any purchase that threatens our corporate value and the common interests of our shareholders, an independent committee will advise our board of directors to implement a gratis allocation of stock acquisition rights with terms that prohibit the purchaser from exercising such rights and with call rights for the stock acquisition rights in exchange for our stock.

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

We will give the utmost respect to the advice provided by the independent committee in order to prevent our board of directors from making an arbitrary decision concerning any trigger or nontrigger of a gratis allocation of stock acquisition rights or other matters concerning the purchase. We will ensure transparency by seeking the judgment of the independent committee, which will be composed of members appointed from (i) our outside directors, (ii) our outside corporate auditors or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants, academic experts, etc.) who will be independent from our executive officers as well as through timely disclosure of relative information to our shareholders.

There are no sinking fund provisions relating to us.

C. Material Contracts.

During the two years preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business.

D. Exchange Controls.

There are no foreign exchange control laws or regulations in Japan that materially affect the import or export of capital, including the availability of cash and cash equivalents for use by our company, or the remittance of dividends or other payments to non-resident holders of our shares or ADSs.

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of our capital stock by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

In general, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident Holder is 20%. With respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Wacoal Holdings) to any corporate or individual shareholders (including those shareholders who are non-resident Holders), except for any individual shareholder who holds 3% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014.

Under the Treaty, the maximum rate of Japanese withholding tax, which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and Japanese withholding tax with respect to dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

The amount of such withholding tax imposed on dividends payable to the holders of our common stock and ADSs who reside in a country other than the United States is dependent upon the provisions of such treaties, conventions or agreements as may exist between such country and Japan. If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Wacoal Holdings to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of common stock by Wacoal Holdings is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (Form 1) in advance through Wacoal Holdings to the relevant tax authority before the payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if The Bank of New York Mellon or its agent submits two Application Forms (Application Form for Income Tax Convention Regarding Extension of

Time for Withholding of Tax on Dividends with respect to Foreign Depositary Receipt (Form 4) before payment of dividends and Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends with respect to Foreign Depositary Receipt (Form 5) within eight months after the date on which entitled to the dividends is determined). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance, will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority.

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non resident Holder holding such shares of common stock or ADSs as portfolio investors are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

U.S. Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of common stock or ADSs, but it does not purport to be a comprehensive description of all possible tax considerations. Except as otherwise noted, this discussion applies only to U.S. Holders (as defined below) that hold our common stock or ADSs as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as banks; financial institutions; insurance companies; dealers in stocks, securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons holding common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction; persons who acquired common stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; entities classified as partnerships for U.S. federal income tax purposes and partners in such partnerships; and holders whose functional currency is other than the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

A “U.S. Holder” is a beneficial owner of common stock or ADSs who is:

•	an individual who is a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and with respect to which one or more U.S. persons are authorized to control all substantial decisions or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local, and foreign tax consequences of owning and disposing of our common stock or ADSs in light of their particular circumstances.

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

Taxation of U.S. Holders

Distributions on Common Stock or ADSs

General. Subject to the discussion in “—Passive Foreign Investment Company Considerations” below, if you actually or constructively receive a distribution on common stock or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any Japanese taxes withheld. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a nontaxable return of capital to the extent of your adjusted tax basis in the common stock or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to noncorporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a nontaxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to noncorporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2013, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends generally will be treated as QDI if either (i) our common stock or ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury. The IRS has determined that the United States-Japan income tax treaty is satisfactory for this purpose. In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for the preceding taxable year or should be a PFIC for the current taxable year. However, please see the discussion under “—Passive Foreign Investment Company Considerations” below. Additionally, in order to qualify for QDI treatment, you generally must have held the common stock or ADSs for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished. Unless the legislation enacting the temporary 15% rates on dividends is extended, or other legislation is enacted establishing another rate, dividends received by noncorporate taxpayers after January 1, 2013 will be taxed at a rate of 39.6% under existing law.

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

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

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

Dispositions of Common Stock or ADSs

Subject to the discussion in “—Passive Foreign Investment Company Considerations” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of common stock or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common stock or ADSs. Such gain or loss will be capital gain or loss.

If you have held the common stock or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to noncorporate U.S. Holders. If you have held the common stock or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons that own shares of a PFIC. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of such corporation’s gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our common stock or ADSs, unless an exception applies, we will continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold our common stock or ADSs, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year.

We believe that we should not be a PFIC for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a PFIC for the current year or any future taxable year. Our belief that we will not be a PFIC for the current year is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP, and our projection of our income for the current year. If the IRS successfully challenged our valuation of our intangible assets, it could result in our classification as a PFIC. Moreover, because PFIC status is based on our income and assets for the entire taxable year, it is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year. In the future, in calculating the value of our intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the selling price of our common stock or ADSs on the last trading day of each calendar quarter. We believe this valuation approach is reasonable. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status or whether our business plans will change in a manner that affects our PFIC status determination. In addition, because the market price of our common stock or ADSs is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

If we are classified as a PFIC at any time while a U.S. Holder holds our common stock or ADSs, such holder could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such common stock or ADSs and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in “—Distributions on Common Stock or ADS” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year.

If we were a PFIC in any year, U.S. Holders would be required to file annual returns on U.S. IRS Form 8621 regarding their common stock or ADSs. Holders should consult with their own tax advisors regarding reporting requirements with regard to their common stock or ADSs.

To mitigate the adverse U.S. federal income tax consequences of the PFIC tax regime, U.S. Holders are permitted to make a “mark to market” election and thereby agree for the year of the election and each subsequent taxable year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year, provided that our common stock or ADSs are “marketable.” We believe that our common stock or ADSs should qualify as marketable stock (although there can be no assurance that this will continue to be the case). If a U.S. Holder makes the mark-to-market election, its tax basis in our common stock or ADSs will be adjusted to reflect any such ordinary gain or loss recognized for the year of the election and each subsequent taxable year. Holders should consult their own tax advisors regarding the making of a mark-to-market election.

Under U.S. federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” election (a “QEF” election) to be taxed currently on such person’s pro rata share of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise. However, in order for a U.S. Holder to make a QEF election with respect to our common stock or ADSs, we would have to provide information regarding its pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC.

The rules applicable to owning shares of a PFIC are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

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

You should consult your tax advisor regarding the implications of the additional Medicare tax resulting from your ownership and disposition of common stock or ADSs.

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

Additional Withholding Obligations

U.S. Holders who hold our common stock or ADSs through foreign accounts or intermediaries will be subject to U.S. withholding tax at a rate of 30% on dividends paid on or after January 1, 2014, and proceeds of sale of our common stock or ADSs paid on or after January 1, 2015, if certain disclosure requirements related to U.S. accounts are not satisfied by the applicable foreign financial institution.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

Documents referred to in this annual report on Form 20-F that have been filed with the Securities and Exchange Commission (“SEC”) and Wacoal Holdings’ annual reports on Form 20-F, periodic reports on Form 6-K and other documents with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1 800-SEC-0330 for further information on the public reference room. Investors may also get copies by writing the SEC and paying the prescribed fee. Our SEC filings are also available to the public on the SEC’s website (located at www.sec.gov) and from commercial document retrieval services.

In addition, documents referred to in this annual report filing may be inspected at our Kyoto headquarters, located at 29 Nakajima-cho, Kisshoin, Minami-ku, Kyoto 601 8530, Japan.

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

Equity Price Risk

Held-to-Maturity and Available-for-sale Securities

Maturities and fair values of our available-for-sale securities as of March 31, 2012 were as follows (yen in millions):

Year ended March 31, 2012	Debt securities	Due within one year	Due after one to two years	Due from two to three years	Due from three to four years	Due from four to five years	Due after five years	Equity securities
Cost	¥4,091	¥401	¥463	¥210	¥1,152	—	¥1,865	¥21,803
Fair value	4,183	399	474	213	1,154	—	1,943	31,130

Maturities and fair values of our available-for-sale securities as of March 31, 2011 were as follows (yen in millions):

Year ended March 31, 2011	Debt securities	Due within one year	Due after one to two years	Due from two to three years	Due from three to four years	Due from four to five years	Due after five years	Equity securities
Cost	¥4,467	¥1,098	¥102	¥464	¥210	¥728	¥1,865	¥22,165
Fair value	4,562	1,105	103	475	214	743	1,922	29,137

We hold marketable securities for short-term investment. In general, highly liquid and low-risk instruments are preferred in the portfolio. Marketable securities included in other assets are held as longer-term investments. Our investments in equity securities consist mainly of stocks of financial institutions. As of March 31, 2012, we held available-for-sale marketable equity securities with a fair value of ¥31,130 million. The historical cost of these securities is ¥21,803 million, and gross unrealized gains and losses of ¥9,341 and ¥14 million, respectively, have been recognized since the time the securities were acquired. As of March 31, 2012, we held held-to-maturity marketable corporate debt securities with a fair value of ¥330 million yen. The historical cost of these securities is ¥332 million, and gross unrealized gains and losses were ¥1 and ¥3 million, respectively. The unrealized losses for both available-for-sale and held-to-maturity securities were primarily due to a general decline in stock prices in Japan as of the end of fiscal 2012.

Impairment charges on investments are charged to earnings when a decline in fair value below the cost is other than temporary. We make a determination each quarter, and we principally consider that an other-than-temporary impairment has occurred when the decline in fair value below the carrying value continues for over nine consecutive months. We may also consider other factors, including our ability and intent to hold the applicable investment securities and the severity of the decline in fair value. Other-than-temporary impairment charges were ¥831 million for fiscal year 2012 and ¥1,585 million for fiscal 2011.

Trading Securities

We hold, principally through our subsidiary Wacoal International Corp., financial instruments for trading purposes, consisting of U.S. mutual funds, denominated in U.S. dollars. These financial instruments are recorded as marketable securities at their fair value, which amounted to ¥421 million, as of March 31, 2012, and ¥278 million, as of March 31, 2011. We recorded a gain of ¥15 million for fiscal 2012 and ¥55 million for fiscal 2011, which respectively relate to trading securities still held as of March 31, 2012 and 2011. Our subsidiary Wacoal International Corp. also maintains a nonqualified deferred compensation plan and trust agreement pursuant to which it makes investments in mutual funds. These investments are recorded at their fair value, which amounted to ¥97 million, as of March 31, 2012, and ¥99 million, as of March 31, 2011. We recorded a gain of ¥4 million for fiscal 2012, ¥13 million for fiscal 2011 and ¥33 million for fiscal 2010, which respectively relate to trading securities still held as of March 31, 2012, 2011 and 2010. These trading securities are affected by the volatility of the U.S. stock market, as well as currency fluctuation between the U.S. dollar and Japanese yen.

Foreign Exchange Risk

Our international operations expose us to the risk of changes in foreign currency exchange rates. We occasionally use forward currency exchange contracts to manage our exposure to foreign currency fluctuation on the transactions denominated in foreign currencies.

The following table summarizes our forward currency contracts as of March 31, 2012:

	Notional amount	Notional amount	Fair value	Weighted- average contractual rates
	(in millions except for weighted-average contractual rates)
Purchases to buy foreign currencies (U.S. dollar)	$15	¥1,108	¥74	76.94
Purchases to buy foreign currencies (Chinese yuan)	18	¥230	¥(10)	0.078

The following table summarizes our forward currency contracts as of March 31, 2011:

	Notional amount	Notional amount	Fair value	Weighted- average contractual rates
	(in millions except for weighted-average contractual rates)
Purchases to sell foreign currencies	$2	¥198	¥(6)	88.2

	Notional amount	Notional amount	Fair value	Weighted- average contractual rates
	(in millions except for weighted-average contractual rates)
Purchases to buy foreign currencies	$30	¥2,541	¥(13)	83.5

We recorded an increase in the fair value of our derivative contract of ¥89 million in other income since it was not designated as a hedge in fiscal 2012 and a decrease of ¥8 million in fiscal 2011.

Interest Rate Risk

As of March 31, 2012, our interest rate risk on short-term borrowings (¥5,780 million) and lease obligations (¥0 million) was immaterial. We do not expect interest rates to rise sharply in the near future. Although our lease obligations have fixed interest rates, the amount outstanding is not material. As of March 31, 2011, our interest rate risk on short-term borrowings (¥6,152 million) and lease obligations (¥8 million) was immaterial.

The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2012:

Lease Obligations (Including Due Within One Year)

Wacoal Holdings and Subsidiaries

Year ended March 31, 2012	Total	Expected maturity date (yen in millions)						Estimated fair value
		2013	2014	2015	2016	2017	Thereafter
Lease obligations	¥0	¥0	—	—	—	—	—	¥0

The following table provides information about our lease obligations that are sensitive to changes in interest rates as of March 31, 2011:

Lease Obligations (Including Due Within One Year) Wacoal Holdings and Subsidiaries

Year ended March 31, 2011	Total	Expected maturity date (yen in millions)						Estimated fair value
		2012	2013	2014	2015	2016	Thereafter
Lease obligations	¥8	¥7	¥1	—	—	—	—	¥8

We had no outstanding interest rate swaps as of March 31, 2012 or March 31, 2011.

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

4. Fees and Payments by the Depositary

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On May 25, 2009, our board of directors adopted an updated shareholder rights plan that was subsequently approved at the ordinary general meeting of our shareholders held on June 26, 2009. For a summary of the general terms and effect of the plan, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Capital Stock—Miscellaneous.”

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

Our management assessed the effectiveness of internal control over financial reporting as of March 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, management concluded that, as of March 31, 2012, our internal control over financial reporting was effective based on the COSO criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2012, as stated in its report which appears on page F-3.

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

Item 16C. Principal Accountant Fees and Services.

Fees and Services of Deloitte Touche Tohmatsu LLC

Deloitte Touche Tohmatsu LLC (“DTT”) serves as Wacoal Holdings’ principal accountant. The following table presents fees for audit and other services rendered by DTT for fiscal 2012 and 2011.

DTT Fees for Audit and Other Services

(yen in millions)

	Years ended March 31,
	2012	2011
Audit fees	¥213	¥206
Audit-related fees	23	11
Tax fees	14	24
All other fees	6	20

Total	¥256	¥261

Audit Fees include fees billed for professional services rendered for audits of Wacoal Holdings’ annual consolidated financial statements, statutory audits of Wacoal Holdings and its subsidiaries, and the audit of Wacoal Holdings’ internal controls over financial reporting.

Audit-Related Fees include fees billed for assurance and related services, such as due diligence, accounting consultations and audits in connection with mergers and acquisitions.

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

The pre-approval of our board of corporate auditors is required before our independent auditors may perform any non-audit related services. Non-audit-related services must be limited to providing advice on matters relating to taxation, mergers and acquisitions and internal accounting controls.

In fiscal 2012, none of the services described above under this Item 16C were approved by our board of corporate auditors pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

•

the board of corporate auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant, which audits its consolidated financial statements included in its annual reports on Form 20-F.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
Apr. 1 – Apr. 30, 2011	1,620	1,020	0	0
May 1 – May 31, 2011	1,162	1,007	0	0
Jun. 1 – Jun. 30, 2011	1,396	959	0	0
Jul. 1 – Jul. 31, 2011	1,067	1,014	0	0
Aug. 1 – Aug. 31, 2011	1,461	966	0	0
Sept. 1, – Sept. 30, 2011	436	950	0	0
Oct. 1 – Oct. 31, 2011	1,566	964	0	0
Nov. 1 – Nov. 30, 2011	978	938	0	0
Dec. 1 – Dec. 31, 2011	3,016	1,027	0	0
Jan. 1 – Jan. 31, 2012	979	963	0	0
Feb. 1 – Feb. 29, 2012	1,154	990	0	0
Mar. 1 – Mar. 31, 2012	396	1,020	0	0
Total	15,231	990	0	0

1.	For each month, the number of shares shown in column (a) in excess of the number of shares shown in column (c) represents the aggregate number of shares representing less than one unit that Wacoal Holdings purchased from the holders thereof upon their request. For an explanation of the right of such holders, see “Capital Stock—Unit Share System” under Item 10.B of this annual report on Form 20-F.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

NASDAQ provides that a foreign private issuer, such as us, may follow its home country practice in lieu of certain of its qualitative listing requirements, provided that it discloses in its annual reports filed with the SEC each requirement that it does not follow and describes the home country practice followed in lieu of each such requirement.

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

In December 2009, the Tokyo Stock Exchange introduced a listed company rule that requires that a listed company have at least one “independent officer,” which is defined as an outside director or corporate auditor with respect to whom there is no risk of a conflict of interest with general shareholders. Each listed company was required to submit a report on independent officers with the Tokyo Stock Exchange by March 31, 2010, disclosing whether the company had any independent officer. The report also requires disclosure of, among other things:

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

Audit Committee

NASDAQ requires that each issuer adopt a formal written audit committee charter meeting certain requirements, have an audit committee consisting of at least three members who are independent, and satisfy certain other criteria. Like a majority of Japanese companies, we do not have an audit committee—we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have five corporate auditors, three of whom are outside corporate auditors as described above. We have also identified them in our report on independent directors to the Tokyo Stock Exchange as “independent officers.” See “Item 6.C. Board Practices” for the list of these independent officers. In addition, as discussed above, our corporate auditors serve a longer term than our directors.

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

Compensation Committee

NASDAQ requires that independent directors determine (or recommend to the board of directors for determination) the compensation of an issuer’s chief executive officer and all of its other executive officers. In lieu of these requirements—and consistent with generally accepted corporate governance practice in Japan—the maximum amount of the compensation of our directors is approved by our shareholders, and our board of directors determines the compensation of our directors based on recommendations by our nonstatutory officer personnel and compensation advisory committee. See also “Item 6.C. Board Practices” for a discussion of our nonstatutory officer personnel and compensation advisory committee.

Nominating Committee

NASDAQ requires that director nominees be selected, or recommended for selection by the board of directors, either by a majority of an issuer’s independent directors, or by a nominating committee composed solely of independent directors. In lieu of these requirements—and consistent with generally accepted corporate governance practice in Japan—based on recommendations by our officer personnel and compensation advisory committee, our board of directors selects our director nominees to be recommended for election by our shareholders. See also “Item 6.C. Board Practices” for a discussion of our nonstatutory officer personnel and compensation advisory committee.

We have also been granted the following exemptions by NASDAQ:

Distribution of Annual Reports to Shareholders

We are exempt from NASDAQ’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with our articles of incorporation, we hold an annual meeting of shareholders in June of each year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited consolidated financial statements prepared in accordance with U.S. GAAP in Japanese. Concurrently with such distribution, we distribute U.S. GAAP audited consolidated financial statements in English to the depositary for the ADSs and instruct the depositary to distribute the same to the registered ADS holders in a timely manner. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within four months after the end of each fiscal year.

Quorum

We are exempt from NASDAQ’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Companies Act, however, under our articles of incorporation no quorum is required for the adoption of resolutions at a general meeting of our shareholders, except for (i) the election of directors and corporate auditors for which the quorum will not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Companies Act (the “special shareholders resolutions”), including an amendment to the articles of incorporation, a reduction of stated capital, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation requiring shareholders’ resolution and any offering of new shares at a “specially favorable” price (or any offering of the stock acquisition rights to subscribe for or acquire its shares at “specially favorable” conditions) to any persons other than shareholders. The quorum for special shareholder resolutions must be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the applicable shareholders’ meeting is necessary. This approach is consistent with generally accepted business practices of publicly held companies in Japan.

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

Review of Related Party Transactions

We are exempt from NASDAQ’s requirement that a NASDAQ-listed company conduct an appropriate review of all related-party transactions for potential conflict of interests and that all such transactions be approved by such company’s audit committee or other independent body of the board of directors. The Companies Act provides that approval of the board of directors is required for any transaction between Wacoal Holdings and any of its directors or any transaction between Wacoal Holdings and any third party where such transaction involves a conflict of interest situation between Wacoal Holdings and a director. No director can engage in any business which competes with the business of Wacoal Holdings, unless he is permitted to do so by the board of directors. All material related-party transactions between Wacoal Holdings, its subsidiaries, directors and major shareholders must be disclosed in Wacoal Holdings’ securities report filed annually with the relevant local finance bureau.

Shareholder Approval

We are exempt from NASDAQ’s requirement that a NASDAQ-listed company seek shareholder approval in connection with the issuance of securities with stock subscription rights to our directors, officers or key employees.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report on Form 20-F.

Item 19. Exhibits.

Exhibits filed as part of this annual report on Form 20-F.

Exhibit Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)*

1.2	Share Handling Regulations of the Registrant (English Translation)***

1.3	Regulations of the Board of Directors of the Registrant (English Translation)****

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)*

2.1	Form of Amended and Restated Deposit Agreement, dated as of December 1, 1997, among Wacoal Corp., The Bank of New York, and all Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-1634) filed on October 23, 1997)

8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics of the Registrant**

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 7, 2006.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 20, 2007.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 16, 2010.

****	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-111743) filed on July 15, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP.
(Registrant)

By	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: July 13, 2012

Wacoal Holdings Corp. and Subsidiaries

Index

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

FINANCIAL STATEMENTS:

Consolidated Balance Sheets, March 31, 2012 and 2011	F-4

Consolidated Statements of Income, Years Ended March 31, 2012, 2011 and 2010	F-6

Consolidated Statements of Comprehensive Income (Loss), Years Ended March 31, 2012, 2011 and 2010	F-8

Consolidated Statements of Equity, Years Ended March 31, 2012, 2011 and 2010	F-9

Consolidated Statements of Cash Flows, Years Ended March 31, 2012, 2011 and 2010	F-11

Notes to Consolidated Financial Statements	F-13

SCHEDULES:

Schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Wacoal Holdings Corp.

Kyoto, Japan

We have audited the accompanying consolidated balance sheets of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended March 31, 2012, which are all expressed in Japanese yen. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wacoal Holdings Corp. and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 22 to the consolidated financial statements, on April 10, 2012, the Companies acquired all the outstanding common shares of Eveden Group Limited.

Our audits also comprehended the translation of the Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars has been made solely for convenience of readers outside of Japan.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Companies’ internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2012 expressed an unqualified opinion on the Companies’ internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Kyoto, Japan

June 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Wacoal Holdings Corp.

Kyoto, Japan

We have audited the internal control over financial reporting of Wacoal Holdings Corp. and subsidiaries (the “Companies”) as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Companies’ internal control over financial reporting based on our audit.

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

In our opinion, the Companies maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Companies and our report dated June 28, 2012, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding a subsequent event relating to the acquisition of Eveden Group Limited.

/s/ Deloitte Touche Tohmatsu LLC

Kyoto, Japan

June 28, 2012

Wacoal Holdings Corp. and Subsidiaries

Consolidated Balance Sheets

March 31, 2012 and 2011

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2012	2011	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	¥29,985	¥26,316	$363,851
Time deposits	733	706	8,895
Marketable securities (Notes 3, 19 and 20)	5,179	4,840	62,844
Notes and accounts receivable (Note 17)	22,725	21,171	275,756
Allowance for returns and doubtful receivables (Note 4)	(1,460)	(1,617)	(17,716)
Inventories (Note 5)	32,847	31,116	398,580
Deferred income taxes (Note 16)	4,234	5,212	51,377
Other current assets (Notes 17, 19 and 20)	3,052	2,666	37,034

Total current assets	97,295	90,410	1,180,621

PROPERTY, PLANT AND EQUIPMENT:
Land (Note 9)	21,783	21,787	264,325
Buildings and building improvements (Notes 9, 11 and 20)	60,077	60,318	729,001
Machinery and equipment	14,039	14,068	170,356
Construction in progress	22	93	267

Total	95,921	96,266	1,163,949
Accumulated depreciation	(46,843)	(46,532)	(568,414)

Net property, plant and equipment	49,078	49,734	595,535

OTHER ASSETS:
Investments in affiliated companies (Note 6)	14,599	14,702	177,151
Investments (Notes 3, 19 and 20)	34,064	32,685	413,348
Goodwill (Notes 7, 8 and 20)	10,367	10,367	125,798
Other intangible assets (Notes 8 and 20)	9,541	10,325	115,775
Prepaid pension expense (Note 12)		158
Deferred income taxes (Note 16)	597	876	7,244
Other	5,557	6,019	67,431

Total other assets	74,725	75,132	906,747

TOTAL	¥221,098	¥215,276	$2,682,903

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	2012	2011	2012

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank loans (Note 9)	¥5,780	¥6,152	$70,137
Notes and accounts payable:
Trade notes	1,429	1,617	17,340
Trade accounts (Note 17)	10,737	10,474	130,288
Other payables	6,948	5,112	84,310
Accrued payroll and bonuses	6,411	6,133	77,794
Income taxes payable (Note 16)	1,747	1,932	21,199
Current portion of long-term debt (Notes 9 and 19)	64	70	777
Other current liabilities (Notes 12, 16, 19 and 20)	2,491	2,390	30,227

Total current liabilities	35,607	33,880	432,072

LONG-TERM LIABILITIES:
Long-term debt (Notes 9 and 19)	638	214	7,741
Liability for termination and retirement benefits (Note 12)	2,817	2,183	34,183
Deferred income taxes (Note 16)	7,085	7,441	85,973
Other long-term liabilities (Notes 11, 12 and 16)	1,523	2,178	18,481

Total long-term liabilities	12,063	12,016	146,378

COMMITMENTS AND CONTINGENCIES (Notes 9 and 10)

EQUITY

WACOAL HOLDINGS CORP. SHAREHOLDERS’ EQUITY (Notes 13 and 22):
Common stock, no par value — authorized, 500,000,000 shares in 2012 and 2011; issued 143,378,085 shares in 2012 and 2011	13,260	13,260	160,903
Additional paid-in capital (Note 14)	29,447	29,401	357,323
Retained earnings	141,370	137,274	1,715,447
Accumulated other comprehensive loss (Note 15):
Foreign currency translation adjustments	(10,916)	(10,159)	(132,459)
Unrealized gain on securities	4,197	2,596	50,928
Pension liability adjustments (Note 12)	(2,976)	(2,002)	(36,112)

Total accumulated other comprehensive loss	(9,695)	(9,565)	(117,643)
Less treasury stock at cost — 2,527,015 shares and 2,529,607 shares in 2012 and 2011, respectively	(2,886)	(2,890)	(35,020)

Total Wacoal Holdings Corp. shareholders’ equity	171,496	167,480	2,081,010

NONCONTROLLING INTERESTS	1,932	1,900	23,443

Total equity	173,428	169,380	2,104,453

TOTAL	¥221,098	¥215,276	$2,682,903

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Income

Years Ended March 31, 2012, 2011 and 2010

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2012	2011	2010	2012

NET SALES (Note 17)	¥171,897	¥165,548	¥163,548	$2,085,875

OPERATING COSTS AND EXPENSES:
Cost of sales (Notes 12 and 17)	81,891	81,659	80,101	993,702
Selling, general and administrative (Notes 1, 7, 10, 12 and 14)	79,629	77,716	78,524	966,254
Impairment charges on goodwill (Notes 8 and 20)		836	71
Impairment charges on other intangible assets (Notes 8 and 20)		936	1,023

Total operating costs and expenses	161,520	161,147	159,719	1,959,956

OPERATING INCOME	10,377	4,401	3,829	125,919

OTHER INCOME (EXPENSES):
Interest income	112	137	133	1,359
Interest expense	(93)	(88)	(90)	(1,129)
Dividend income	724	643	619	8,785
Gain on sale or exchange of marketable securities and investments — net (Note 3)	25	372	7	303
Impairment charges on marketable securities and investments (Notes 3 and 20)	(831)	(1,585)	(1,460)	(10,084)
Other — net (Notes 1, 3 and 20)	(107)	47	117	(1,297)

Total other expenses — net	(170)	(474)	(674)	(2,063)

INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 16)	10,207	3,927	3,155	123,856

INCOME TAXES (Note 16):
Current	3,523	3,480	3,243	42,750
Deferred	676	(1,470)	(1,588)	8,203

Total income taxes	4,199	2,010	1,655	50,953

INCOME BEFORE EQUITY IN NET INCOME OF AFFILIATED COMPANIES, AND NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,008	1,917	1,500	72,903

EQUITY IN NET INCOME OF AFFILIATED COMPANIES (Note 6)	1,008	990	907	12,232

NET INCOME	7,016	2,907	2,407	85,135

NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(103)	(122)	68	(1,250)

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP.	¥6,913	¥2,785	¥2,475	$83,885

(Continued)

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Income

Years Ended March 31, 2012, 2011 and 2010

	Yen			U.S. Dollars (Note 2)
	2012	2011	2010	2012

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP. PER SHARE (Note 18):
Basic	¥49.08	¥19.73	¥17.51	$0.60

Diluted	¥49.02	¥19.72	¥17.50	$0.59

NET INCOME ATTRIBUTABLE TO WACOAL HOLDINGS CORP. PER AMERICAN DEPOSITARY RECEIPT (5 shares of common stock) (Note 18):
Basic	¥245.41	¥98.66	¥87.55	$2.98

Diluted	¥245.12	¥98.58	¥87.50	$2.97

See notes to consolidated financial statements.

(Concluded)

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

Years Ended March 31, 2012, 2011 and 2010

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2012	2011	2010	2012

NET INCOME	¥7,016	¥2,907	¥2,407	$85,135

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX (Note 15):
Foreign currency translation adjustments	(782)	(2,802)	180	(9,489)
Unrealized gains (losses) on securities	1,602	(1,072)	3,351	19,439
Pension liability adjustments	(974)	(219)	1,600	(11,819)

OTHER COMPREHENSIVE (LOSS) INCOME	(154)	(4,093)	5,131	(1,869)

COMPREHENSIVE INCOME (LOSS)	6,862	(1,186)	7,538	83,266

COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(79)	(47)	49	(959)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO WACOAL HOLDINGS CORP.	¥6,783	¥(1,233)	¥7,587	$82,307

See notes to consolidated financial statements.

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Equity

Years Ended March 31, 2012, 2011 and 2010

		Millions of Yen
	Shares of Outstanding Common Stock (Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Wacoal Holdings Corp. Shareholders’ Equity	Noncontrolling Interests	Total Equity

BALANCE, APRIL 1, 2009 (Note 1)	140,451	¥13,260	¥29,316	¥138,442	¥(10,659)	¥(3,592)	¥166,767	¥2,094	¥168,861

Net income				2,475			2,475	(68)	2,407
Other comprehensive income					5,112		5,112	19	5,131
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥125 per 5 shares of common stock				(3,511)			(3,511)		(3,511)
Cash dividends paid to noncontrolling interests								(76)	(76)
Repurchase of treasury stock	(1,372)					(1,540)	(1,540)		(1,540)
Sale of treasury stock	11					13	13		13
Share-based compensation granted and exercised (Note 14)	4		50			5	55		55
Purchase and sales of common shares of the Company’s subsidiaries								(46)	(46)
Distribution of treasury stock to acquire a subsidiary (Note 7)	2,104			(93)		2,582	2,489		2,489

BALANCE, MARCH 31, 2010	141,198	13,260	29,366	137,313	(5,547)	(2,532)	171,860	1,923	173,783

Net income				2,785			2,785	122	2,907
Other comprehensive loss					(4,018)		(4,018)	(75)	(4,093)
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥100 per 5 shares of common stock				(2,824)			(2,824)		(2,824)
Cash dividends paid to noncontrolling interests								(70)	(70)
Repurchase of treasury stock	(586)					(655)	(655)		(655)
Sale of treasury stock	236		(15)			297	282		282
Share-based compensation granted (Note 14)			50				50		50

BALANCE, MARCH 31, 2011	140,848	13,260	29,401	137,274	(9,565)	(2,890)	167,480	1,900	169,380

Net income				6,913			6,913	103	7,016
Other comprehensive loss					(130)		(130)	(24)	(154)
Cash dividends paid to Wacoal Holdings Corp. shareholders, ¥100 per 5 shares of common stock				(2,817)			(2,817)		(2,817)
Cash dividends paid to noncontrolling interests								(47)	(47)
Repurchase of treasury stock	(15)					(15)	(15)		(15)
Sale of treasury stock	6					5	5		5
Share-based compensation granted and exercised (Note 14)	12		46			14	60		60

BALANCE, MARCH 31, 2012	140,851	¥13,260	¥29,447	¥141,370	¥(9,695)	¥(2,886)	¥171,496	¥1,932	¥173,428

(Continued)

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Equity

Years Ended March 31, 2012, 2011 and 2010

	Thousands of U.S. Dollars (Note 2)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Wacoal Holdings Corp. Shareholders’ Equity	Noncontrolling Interests	Total Equity

BALANCE, MARCH 31, 2011	$160,903	$356,765	$1,665,745	$(116,066)	$(35,069)	$2,032,278	$23,055	$2,055,333

Net income			83,885			83,885	1,250	85,135
Other comprehensive loss				(1,577)		(1,577)	(292)	(1,869)
Cash dividends paid to Wacoal Holdings Corp. shareholders, $1 per 5 shares of common stock			(34,183)			(34,183)		(34,183)
Cash dividends paid to noncontrolling interests							(570)	(570)
Repurchase of treasury stock					(182)	(182)		(182)
Sale of treasury stock					61	61		61
Share-based compensation granted and exercised (Note 14)		558			170	728		728

BALANCE, MARCH 31, 2012	$160,903	$357,323	$1,715,447	$(117,643)	$(35,020)	$2,081,010	$23,443	$2,104,453

See notes to consolidated financial statements.

(Concluded)

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended March 31, 2012, 2011 and 2010

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2012	2011	2010	2012

OPERATING ACTIVITIES:
Net income	¥7,016	¥2,907	¥2,407	$85,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,660	4,685	4,765	56,547
Share-based compensation (Note 14)	60	50	55	728
Provision for returns and doubtful receivables — net	(155)	(364)	(266)	(1,881)
Deferred income taxes	676	(1,470)	(1,588)	8,203
(Loss) gain on sale or disposal of property, plant and equipment — net	(35)	122	25	(425)
Impairment charges on property, plant and equipment (Note 20)	37	107	23	449
Impairment charges on goodwill (Notes 8 and 20)		836	71
Impairment charges on other intangible assets (Notes 8 and 20)		936	1,023
Gain on sale or exchange of marketable securities and investments — net (Note 3)	(25)	(372)	(7)	(303)
Impairment charges on marketable securities and investments (Notes 3 and 20)	831	1,585	1,460	10,084
Equity in net income of affiliated companies, less dividends	(451)	(566)	(492)	(5,473)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(1,589)	493	1,108	(19,282)
(Increase) decrease in inventories	(1,801)	400	669	(21,854)
(Increase) decrease in other current assets	(377)	194	147	(4,575)
Increase (decrease) in notes and accounts payable	1,973	1,251	(1,830)	23,941
(Decrease) increase in liability for termination and retirement benefits	(685)	(331)	449	(8,312)
(Decrease) increase in accrued expenses, income taxes payable and other current liabilities	(513)	(267)	1,057	(6,225)
Other	438	245	387	5,315

Net cash provided by operating activities	10,060	10,441	9,463	122,072

INVESTING ACTIVITIES:
Increase in time deposits and certificates of deposits	(515)	(1,809)	(920)	(6,249)
Decrease in time deposits and certificates of deposits	488	1,991		5,922
Proceeds from sales and redemption of available-for-sale securities	8,477	3,817	10,099	102,864
Payments to acquire available-for-sale securities	(8,707)	(1,036)	(7,791)	(105,655)
Proceeds from redemption of held-to-maturity debt securities	79			959
Payments to acquire held-to-maturity debt securities	(79)	(347)		(959)
Proceeds from sales of property, plant and equipment	451	538	467	5,473
Capital expenditures	(2,708)	(2,652)	(3,981)	(32,860)
Payments to acquire intangible assets (Note 8)	(846)	(687)	(1,772)	(10,266)
Proceeds from sales of other investments	90	413	2,021	1,092
Payments to acquire other investments	(221)	(921)	(2,019)	(2,682)
Cash balances of subsidiary acquired through share exchanges (Note 7)			362
Other	24	(10)	(39)	291

Net cash used in investing activities	(3,467)	(703)	(3,573)	(42,070)

FINANCING ACTIVITIES:
Decrease in short-term bank loans with three months or less maturity — net	(690)	(1,794)	(291)	(8,373)
Proceeds from issuance of short-term bank loans	393			4,769
Repayments of short-term bank loans	(71)			(862)
Proceeds from issuance of long-term debt	500	200		6,067
Repayments of long-term debt	(82)	(104)	(350)	(995)
Repurchase of treasury stock	(15)	(655)	(1,148)	(182)
Sale of treasury stock	5	282	13	61
Dividends paid on common stock	(2,817)	(2,824)	(3,511)	(34,183)
Dividends paid on common stock to noncontrolling interest	(47)	(70)	(76)	(570)

Net cash used in financing activities	(2,824)	(4,965)	(5,363)	(34,268)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS — (Forward)	¥(100)	¥(785)	¥(153)	$(1,213)

(Continued)

Wacoal Holdings Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended March 31, 2012, 2011 and 2010

	Millions of Yen			Thousands of U.S. Dollars (Note 2)
	2012	2011	2010	2012
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS — (Forward)	¥(100)	¥(785)	¥(153)	$(1,213)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,669	3,988	374	44,521

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,316	22,328	21,954	319,330

CASH AND CASH EQUIVALENTS, END OF YEAR	¥29,985	¥26,316	¥22,328	$363,851

ADDITIONAL CASH FLOW INFORMATION:
Cash paid for:
Interest	¥90	¥91	¥90	$1,092
Income taxes	3,702	3,645	2,097	44,922

NONCASH INVESTING ACTIVITIES:
Fair value of certain marketable securities received in exchange for other marketable securities with carrying values of ¥86 million ($1,044 thousand) and ¥5 million in 2012 and 2010, respectively (Note 3)	¥126		¥11	$1,529
Acquisition of marketable securities by assuming payment obligation		¥200
Acquisition of fixed assets by assuming payment obligation	¥352			$4,271
Acquisition of subsidiary through share exchange (Note 7)			¥2,489

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

Some foreign subsidiaries of the Company have a fiscal year ending December 31. The accounts of those subsidiaries are included in the Company’s consolidated financial statements based on the subsidiaries’ fiscal year. There were no material intervening events that occurred with respect to these subsidiaries.

On August 17, 2009, the Company acquired the outstanding common shares of Lecien Corp. (“Lecien”) with a fiscal year ended March 31, 2010. Lecien’s results of operations were included in the Company’s consolidated statements of income for the year ended March 31, 2010 from August 1, 2009.

Investments in affiliated companies where the Companies’ ownership is 20% to 50% are accounted for using the equity method.

Significant influence is generally deemed to exist if the Companies have an ownership interest in the voting stock of the investee between 20% and 50%, although other factors are considered in determining whether the equity method of accounting is appropriate.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents include all time deposits and certificates of deposit (all of which are interest bearing) with original maturities of three months or less.

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries have been translated to Japanese yen at period-end exchange rates and income and expenses have been translated using average exchange rates for the period. Translation adjustments resulting from the process of translating consolidated financial statements, net of tax, are included in accumulated other comprehensive loss, a separate component of equity. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in other income (expenses) in the consolidated statements of income.

Foreign currency translation losses for the year ended March 31, 2012 and 2011 were ¥94 million ($1,141 thousand) and ¥137 million, respectively. Foreign currency translation gains for the year ended March 31, 2010 were ¥59 million. They have been included in other — net of other income (expenses).

Marketable Securities and Investments — The Companies classify their marketable securities and investments into one of three categories: trading, held to maturity or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value and unrealized holding gains and losses on trading securities are included in earnings. Held-to-maturity securities are measured at amortized cost. The Companies classify debt securities as held to maturity only if the Companies have the positive intent and ability to hold those securities to maturity. Available-for-sale securities are carried at fair value with a corresponding recognition of unrealized holding gains or losses (net of tax) in accumulated other comprehensive loss, a separate component of equity, until realized. Equity securities that do not have readily determinable fair values are recorded at cost. Gains and losses on sales of investments are computed based on cost determined using the average cost method.

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

Buildings and building improvements:	2 - 50 years (mainly 38 years)

Machinery and equipment:	2 - 20 years (mainly 5 years)

Depreciation expenses for the years ended March 31, 2012, 2011 and 2010 are ¥2,913 million ($35,348 thousand), ¥2,827 million and ¥2,985 million, respectively.

Impairment of Long-Lived Assets — The carrying values of long-lived assets, held and used by the Companies, are evaluated for impairment whenever there is an event or change in circumstances that indicates that such assets have been impaired or that the carrying amounts of such assets might not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability, whether in use or under development. The impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Companies recorded ¥37 million ($449 thousand), ¥107 million and ¥23 million in impairment charges on long-lived assets for the years ended March 31, 2012, 2011, and 2010, respectively, and have been included in selling, general and administrative expenses.

Goodwill and Other Intangible Assets — Goodwill represents the excess of the purchase price of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually, or more frequently if conditions indicate an earlier review is necessary. The goodwill is allocated to the reporting unit in which the business that created the goodwill resides. To test for goodwill impairment, the carrying value of each reporting unit is compared with its fair value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed by comparing the carrying amount of reporting unit goodwill with its implied fair value. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess.

To test for impairment of other intangible assets with indefinite useful lives, the carrying value of an intangible asset is compared with its fair value. If the carrying amount of an intangible asset with indefinite useful life exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

Acquisitions — The Companies account for acquisitions using the acquisition method in accordance with the guidance for business combinations. The Companies allocate the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition, including intangible assets that can be identified and named. The purchase price in excess of the fair value of the net assets is recorded as goodwill.

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

Shipping and Handling Costs — Shipping and handling fees billed to customers are classified in net sales. Shipping and handling costs are expensed as incurred. Shipping and handling costs for the years ended March 31, 2012, 2011 and 2010 were ¥5,773 million ($70,052 thousand), ¥5,691 million and ¥5,320 million, respectively, and have been included in selling, general and administrative expenses.

Advertising Expenses — Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2012, 2011 and 2010 were ¥12,665 million ($153,683 thousand), ¥11,946 million and ¥11,711 million, respectively, and have been included in selling, general and administrative expenses.

Research and Development Costs — Research and development costs are expensed as incurred. Research and development costs for the years ended March 31, 2012, 2011 and 2010 were ¥801 million ($9,720 thousand), ¥815 million and ¥778 million, respectively, and have been included in selling, general and administrative expenses.

Income Taxes — The provision for income taxes is determined under the asset and liability method in accordance with the guidance for income taxes. Under this method, deferred tax assets and liabilities are determined for temporary differences between the financial statement and tax bases of assets and liabilities and tax loss carryforwards at presently enacted tax rates. A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

The Companies assess their income tax positions and record tax benefits for all years subject to examination based upon their evaluation of the facts, circumstances and information available as of the end of fiscal year. For those tax positions only where there is greater than 50% likelihood that the tax position will be sustained, the Companies record the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

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

Change of Subsidiaries’ Fiscal Year Ends — For the year ended March 31, 2012, certain subsidiaries changed their fiscal year ends from December 31 and February 28 to March 31 to more closely conform with the Parent’s year-end. Accordingly, the Companies have retrospectively adjusted the prior periods’ consolidated financial statements to reflect the change. As a result, retained earnings as of April 1, 2009 increased from ¥138,235 million as originally reported to ¥138,442 million. The effect of the retrospective application for the years ended March 31, 2011 and 2010 was as follows.

	Millions of Yen
	2011
	As Originally Reported	As Adjusted
Consolidated Balance Sheets
Total assets	¥215,345	¥215,276
Total liabilities	46,478	45,896
Total equity	168,867	169,380

Consolidated Statements of Income
Net income from continuing operations	2,737	2,907
Net income attributable to Wacoal Holdings Corp.	2,615	2,785

Consolidated Statements of Cash Flows
Operating activities	10,054	10,441
Investing activities	(1,546)	(703)
Financing activities	(4,899)	(4,965)
Cash and cash equivalents, end of the year	26,981	26,316

	Yen
Earnings per share
Net income attributable to Wacoal Holdings Corp.
Basic	¥18.53	¥19.73
Diluted	18.51	19.72

	Millions of Yen
	2010
	As Originally Reported	As Adjusted
Consolidated Balance Sheets
Total assets	¥223,387	¥222,889
Total liabilities	49,834	49,106
Total equity	173,553	173,783

Consolidated Statements of Income
Net income from continuing operations	2,456	2,407
Net income attributable to Wacoal Holdings Corp.	2,524	2,475

Consolidated Statements of Cash Flows
Operating activities	9,449	9,463
Investing activities	(2,698)	(3,573)
Financing activities	(5,438)	(5,363)

Cash and cash equivalents, end of the year	24,317	22,328

	Yen
Earnings per share
Net income attributable to Wacoal Holdings Corp.
Basic	¥17.86	¥17.51
Diluted	17.85	17.50

Reclassifications — Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation.

Recent Accounting Pronouncements:

Fair Value Measurements — In January 2010, the Financial Accounting Standards Board (FASB) issued additional disclosure requirements for fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the consolidated balance sheets. The guidance also requires additional disclosure about significant transfers between Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchase, sales, issuance and settlements relating to Level 3 measurement. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009 except for the requirement regarding the Level 3 activity which was effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Companies adopted the guidance regarding Level 3 activity from the first quarter beginning April 1, 2011. Since the guidance related only to additional disclosures, it did not have an impact on the Companies’ consolidated financial position, result of operations, or cash flows.

In May 2011, the FASB issued the new guidance for fair value measurements. The guidance changes the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements in order to improve consistency between U.S. GAAP and International Financial Reporting Standards. Also, some amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements, which leads to an expansion of the disclosure requirements. This guidance is effective during interim and annual periods beginning after December 15, 2011. The Companies adopted this guidance from the interim period ended after December 15, 2011. Since this guidance related only to additional disclosures, it did not have an impact on the Companies’ consolidated financial position, result of operations, or cash flows.

Presentation of Comprehensive Income — In June 2011, the FASB issued revised guidance for the presentation of comprehensive income. This guidance requires displaying adjustments for items that are reclassified from other comprehensive income to net income in the statement in which the components of net income and the components of other comprehensive income are presented. This guidance does not change the items that must be reported in other comprehensive income, nor does it affect the calculation or reporting of earnings per share. In December 2011, the FASB amended its recently issued accounting guidance by deferring the effective date pertaining to the presentation of reclassifications of items out of accumulated comprehensive income. All other requirements in the guidance issued in June 2011 are not affected by this deferral. The guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have an effect on the Companies’ consolidated financial position, result of operations, or cash flows, but will only impact how certain information related to Other Comprehensive Income is presented in the consolidated financial statements.

Testing Goodwill for Impairment — In September 2011, the FASB issued new guidance that amends goodwill impairment testing. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. This guidance is effective for annual and interim goodwill impairment test performed for fiscal years beginning after December 15, 2011, during interim and annual periods beginning after December 15, 2011. Since this guidance does not change how goodwill is calculated, it is not expected to have an impact on the Company’s consolidated financial position, result of operations, or cash flows.

Multiemployer Plans — In September 2011, the FASB issued additional disclosure requirements for multiemployer plans. The objective of the guidance is to enhance the transparency of disclosures about (1) the significant multiemployer plans in which an employer participates, (2) the level of the employer’s participation in those plans, (3) the financial health of the plans, and (4) the nature of the employer’s commitments to the plans. The disclosure requirements do not apply to an employer’s participation in multiple-employer plans. The guidance is effective for fiscal years ended after December 15, 2011. The Companies adopted this guidance from the fiscal year ended after December 15, 2011. Since this guidance related only to additional disclosures, it did not have an impact on the Companies’ consolidated financial position, result of operations, or cash flows.

2.	TRANSLATION INTO U.S. DOLLAR STATEMENTS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for convenience of readers outside of Japan and have been made at the rate of ¥82.41 to $1, the noon buying rate for yen in New York City as of March 31, 2012. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

3.	MARKETABLE SECURITIES AND INVESTMENTS

Held-to-Maturity and Available-for-Sale Securities — The fair value of debt and marketable equity securities classified as held to maturity and available for sale is based on quoted market prices as of March 31, 2012 and 2011. The cost, gross unrealized gain and loss and the fair value of held-to-maturity and available-for-sale securities by major security type were as follows:

	Millions of Yen
2012	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value

Available-for-sale securities:
Current:
National debt securities	¥10	¥0		¥10
Corporate debt securities	1,500	1	¥61	1,440
Mutual fund	2,581	156	4	2,733

Total	¥4,091	¥157	¥65	¥4,183

Noncurrent:
Equity securities	¥21,803	¥9,341	¥14	¥31,130

Held-to-maturity debt securities:
Current:
Corporate debt securities	¥332	¥1	¥3	¥330

	Millions of Yen
2011	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value

Available-for-sale securities:
Current:
National debt securities	¥510	¥3		¥513
Corporate debt securities	1,300	4	¥27	1,277
Mutual fund	2,657	117	2	2,772

Total	¥4,467	¥124	¥29	¥4,562

Noncurrent:
Equity securities	¥22,165	¥7,488	¥516	¥29,137

Held-to-maturity debt securities:
Noncurrent:
Corporate debt securities	¥347	¥1	¥2	¥346

	Thousands of U.S. Dollars
2012	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value

Available-for-sale securities:
Current:
National debt securities	$121	$0		$121
Corporate debt securities	18,202	12	$740	17,474
Mutual fund	31,319	1,893	49	33,163

Total	$49,642	$1,905	$789	$50,758

Noncurrent:
Equity securities	$264,567	$113,348	$170	$377,745

Held-to-maturity debt securities:
Current:
Corporate debt securities	$4,029	$12	$37	$4,004

There were no available-for-sale and held-to-maturity securities, which have been in a continuous unrealized loss position for more than 12 months as of March 31, 2012 and 2011. Gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities, all of which have been in a continuous unrealized loss position for less than 12 months as of March 31, 2012 and 2011, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
2012	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss

Available-for-sale securities:
Current:
Corporate debt securities	¥1,139	¥61	$13,821	$740
Mutual fund	315	4	3,822	49

Total	¥1,454	¥65	$17,643	$789

Noncurrent:
Equity securities	¥120	¥14	$1,456	$170

Held-to-maturity debt securities:
Current:
Corporate debt securities	¥247	¥3	$2,997	$36

	Millions of Yen
2011	Fair Value	Gross Unrealized Loss

Available-for-sale securities:
Current:
Corporate debt securities	¥673	¥27
Mutual fund	9	2

Total	¥682	¥29

Noncurrent:
Equity securities	¥6,009	¥516

Held-to-maturity debt securities:
Noncurrent:
Corporate debt securities	¥259	¥2

The unrealized losses on available-for-sale and held-to-maturity securities were caused primarily by a general decline in stock prices in Japan as of the end of the fiscal year. As of March 31, 2012, the available-for-sale and held-to-maturity securities in a continuous unrealized loss position are composed of 6 corporate debt securities and 8 other securities. The severity of decline was less than 22.2%. The Companies periodically determine whether a decline in the fair value of available-for-sale and held-to-maturity securities is deemed to be other than temporary based on criteria that includes the duration of market decline, the extent to which cost exceeds market value, the financial position and business outlook of the issuer and the intent and ability of the Companies to retain the impaired available-for-sale and held-to-maturity securities for sufficient period of time for anticipated recovery in market value as described in Note 1. No available-for-sale and held-to-maturity securities were identified that meet the Companies’

criterion for recognition of an impairment loss on available-for-sale and held-to-maturity securities in unrealized loss position presented above. Therefore, the Companies do not believe the unrealized losses represent an other-than-temporary impairment as of March 31, 2012 and 2011.

Future maturities of debt securities and mutual funds classified as available for sale excluding mutual funds without fixed maturities as of March 31, 2012 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Cost	Fair Value	Cost	Fair Value

Due within one year	¥401	¥399	$4,866	$4,841
Due after one year through five years	1,825	1,841	22,145	22,340
Due after five years through ten years	700	676	8,494	8,203

Total	¥2,926	¥2,916	$35,505	$35,384

Future maturities of debt securities classified as held to maturity as of March 31, 2012 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Cost	Fair Value	Cost	Fair Value

Due within one year	¥332	¥330	$4,029	$4,004

Proceeds from available-for-sale securities and the gross realized gains or losses on the sales of available-for-sale securities as of March 31, 2012, 2011, and 2010, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Proceeds from sales of available-for-sale securities	¥180	¥1,602	¥795	$2,184
The gross realized gains on the sales of available-for-sale securities	2	354	4	24
The gross realized losses on the sales of available-for-sale securities		37	3

During the years ended March 31, 2012 and 2010, the Companies exchanged certain equity securities for other marketable securities. The Companies recorded the newly received securities at fair value and recognized a gain of ¥40 million ($485 thousand) and ¥6 million in the years ended March 31, 2012 and 2010, respectively. There was no such exchange of marketable securities for the year ended March 31, 2011.

The amount of impairment charges the Companies recognized on available-for-sale securities in which declines in fair value are other than temporary are ¥823 million ($9,987 thousand), ¥1,366 million and ¥1,445 million in the years ended March 31, 2012, 2011 and 2010, respectively.

Trading Securities — A subsidiary in the United States of America has trading securities consisting of mutual funds, which are recorded as marketable securities at the fair value of ¥421 million ($5,109 thousand) and ¥278 million as of March 31, 2012 and 2011, respectively. The Companies recorded a gain of ¥15 million ($182 thousand) and ¥55 million, which are included in other-net of other income (expense) for the years ended March 31, 2012 and 2011, respectively, that relates to trading securities still held as of March 31, 2012 and 2011, respectively. There was no trading security held as of March 31, 2010, except for the ones described below.

The subsidiary in the United States of America adopted a nonqualified deferred compensation plan and trust agreement. Investments consist of several mutual funds, which are recorded as investments at the fair market value of ¥97 million ($1,177 thousand) and ¥99 million as of March 31, 2012 and 2011, respectively. The Companies recorded gains of ¥4 million ($49 thousand) and ¥13 million and ¥33 million which are included in other-net of other income for the years ended March 31, 2012, 2011 and 2010, respectively that relates to trading securities still held as of March 31, 2012, 2011 and 2010, respectively.

Cost-Method Securities — Investments in nonmarketable equity securities for which there are no readily determinable fair values were accounted for using the cost method and aggregated ¥3,080 million ($37,374 thousand) and ¥3,102 million as of March 31, 2012 and 2011, respectively. Investments in nonmarketable equity securities are reviewed annually or upon the occurrence of an event for other-than-temporary impairment. The Companies recognized impairment charges on investments in nonmarketable equity securities of ¥8 million ($97 thousand), ¥219 million and ¥15 million in the years ended March 31, 2012, 2011 and 2010, respectively.

4.	VALUATION AND QUALIFYING ACCOUNTS

Information related to the Companies’ allowance for doubtful receivables was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Balance at the beginning of the year	¥100	¥114	¥82	$1,213
Increase due to change in scope of consolidation (Note 7)			28
Charged to costs and expenses	9	13	36	109
Balances written-off/reversed	(39)	(27)	(32)	(473)

Balance at the end of the year	¥70	¥100	¥114	$849

Information related to the Companies’ allowance for returns was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Balance at the beginning of the year	¥1,517	¥1,915	¥2,198	$18,408
Increase due to change in scope of consolidation (Note 7)			15
Charged to costs and expenses	1,390	1,517	1,915	16,867
Balances utilized	(1,517)	(1,915)	(2,213)	(18,408)

Balance at the end of the year	¥1,390	¥1,517	¥1,915	$16,867

5.	INVENTORIES

The components of inventories as of March 31, 2012 and 2011 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Finished products	¥28,555	¥26,778	$346,499
Work in process	3,209	3,270	38,939
Raw materials	1,083	1,068	13,142

Total	¥32,847	¥31,116	$398,580

6.	INVESTMENTS IN AFFILIATED COMPANIES

Investments are accounted for using the equity method of accounting if the investment provides the Companies the ability to exercise significant influence over an investee. Significant influence is generally deemed to exist if the Companies have an ownership interest in the voting stock of the investee between 20% and 50%, although other factors are considered in determining whether the equity method of accounting is appropriate. The Companies record investments in equity method investees meeting these characteristics as “Investments in affiliated companies.” Under the equity method, the Companies record their proportionate share of an affiliated companies’ income or loss based on the most recently available financial statements.

The Companies’ investments in affiliated companies and percentage of ownership as of March 31, 2012 and 2011 include, among others, the following companies:

	Percentage of Ownership (%)
Name of Investee	2012	2011

Thai Wacoal Public Company Limited	34	34
Shinyoung Wacoal Inc.	25	25
PT. Indonesia Wacoal	42	42
Taiwan Wacoal Co., Ltd.	50	50
House of Rose Co., Ltd.	20	20

Aggregate values of carrying amounts and fair values of investments in affiliated companies which have a quoted market price as of March 31, 2012 and 2011 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Carrying amount	¥8,552	¥8,766	$103,774
Aggregate value of quoted market price	8,497	7,735	103,106

The following tables represent the affiliated companies’ summarized information from the balance sheets as of March 31, 2012 and 2011, and statements of operations for the years ended March 31, 2012, 2011 and 2010.

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Current assets	¥32,041	¥31,148	$388,800
Noncurrent assets	26,372	28,646	320,010

Total	¥58,413	¥59,794	$708,810

Current liabilities	¥7,609	¥7,569	$92,331
Long-term liabilities	6,116	6,373	74,214
Equity	44,688	45,852	542,265

Total	¥58,413	¥59,794	$708,810

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Net sales	¥51,690	¥50,833	¥49,130	$627,230
Gross profit	27,765	27,196	25,948	336,913
Income before income taxes	4,753	3,947	3,730	57,675
Net income	3,302	3,039	2,777	40,068

Dividends received from the affiliated companies were ¥557 million ($6,759 thousand), ¥424 million and ¥415 million during the years ended March 31, 2012, 2011 and 2010, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥14,735 million ($178,801 thousand) and ¥14,910 million as of March 31, 2012 and 2011, respectively.

7.	ACQUISITIONS

Eveden — On April 10, 2012, the Company acquired all the outstanding common shares of Eveden Group Limited (“Eveden”), which manufactures and sells innerwear and swimsuits for women in Europe and the United States of America in the amount of ¥19,961 million ($242,216 thousand). The amount includes pre-existing loans to Eveden in the amount of ¥6,178 million ($74,967 thousand). The acquisition aims to expand our overseas operations. This will enable the Companies to accelerate our globalization strategy and to expand the target customer segment by effectively utilizing sales channels, technology, management know how and brand strength of both companies.

Acquisition-related costs were ¥411 million ($4,987 thousand), which were included in selling, general and administrative expenses for the year ended March 31, 2012.

The Company is currently determining the acquisition date fair value of assets acquired and liabilities assumed. As a result, further information related to the accounting for this business combination, such as the fair values for assets acquired and liabilities assumed, including goodwill, has not been disclosed.

Lecien — On August 17, 2009, the Company acquired all the outstanding common shares of Lecien which primarily manufactures and sells innerwear, lace, handicrafts and tapestries, through share exchange. This aimed to expand its business field. This enables the Companies to maintain the growth of its innerwear business in the domestic market by making its presence known in the new market and developing new and different products, sales methods and channels, as well as pricing strategies.

This transaction was accounted for as an acquisition. Lecien’s results of operations were included in the consolidated statements of income for the year ended March 31, 2010 from August 1, 2009. Lecien’s results of operations and change in financial position between August 1, 2009 and August 17, 2009 were not significant.

The purchase cost of the acquisition was ¥2,489 million, which was the fair value of the shares distributed to the shareholders of Lecien. As consideration for the acquisition, the Company distributed 2,104,063 shares of treasury stock to the shareholders of Lecien. Those shares were valued at ¥1,183 per share which was the stock price on the acquisition date of August 17, 2009.

The purchase price of Lecien’s shares was allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed. As a result of the allocation of basis of investment in Lecien, the Companies recognized goodwill of ¥71 million.

Lecien’s net sales and net loss included in the consolidated statement of income for the year ended March 31, 2010 were ¥8,751 million and ¥245 million, respectively.

Acquisition-related costs were ¥121 million, which were included in selling, general and administrative expense for the year ended March 31, 2010.

Unaudited Pro Forma Results

Unaudited pro forma financial information was presented below as if the acquisition of Lecien occurred at the beginning of the 2010 fiscal year.

Millions of Yen
2010
Pro forma sales	¥167,872
Pro forma operating income	3,291
Pro forma net income attributable to Wacoal Holdings Corp.	1,815

Yen
2010
Pro forma net income attributable to Wacoal Holdings Corp. per share:
Basic	¥12.84
Diluted	12.83

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill — There was no change in the carrying amount of goodwill and accumulated impairment losses for the year ended March 31, 2012.

The changes in the carrying amount of goodwill for the year ended March 31, 2011 were as follows.

Peach John Segment
Millions of Yen
2011
Balance at the beginning of the year:
Goodwill	¥11,203
Accumulated impairment losses

Total	11,203

Impairment losses	(836)

Balance at the end of the year:
Goodwill	11,203
Accumulated impairment losses	(836)

Total	¥10,367

During the year ended March 31, 2011, the Companies recorded an impairment charge on goodwill of ¥836 million in Peach John Segment. See Note 20 for further information.

During the year ended March 31, 2010, the Companies identified a decline in fair value of Lecien primarily because of events that occurred after the acquisition date and recognized an impairment loss of ¥71 million. See Note 7 for further information.

Other Intangible Assets — The components of acquired intangible assets excluding goodwill as of March 31, 2012 and 2011 were as follows:

	2012
	Millions of Yen		Thousands of U.S. Dollars
Year Ended March 31	Gross Carrying Amount	Accumulated Amortization and Impairment Loss	Gross Carrying Amount	Accumulated Amortization and Impairment Loss

Amortized intangible assets:
Customer relationship	¥3,361	¥2,818	$40,784	$34,195
Software	8,228	4,866	99,842	59,046
Other	1,202	426	14,586	5,169

Total	¥12,791	¥8,110	$155,212	$98,410

Unamortized intangible assets:
Trademark	¥5,316	¥559	$64,506	$6,783
Other	103		1,250

Total	¥5,419	¥559	$65,756	$6,783

	2011
	Millions of Yen
Year Ended March 31	Gross Carrying Amount	Accumulated Amortization and Impairment Loss

Amortized intangible assets:
Customer relationship	¥3,361	¥2,636
Software	7,543	3,677
Other	1,289	412

Total	¥12,193	¥6,725

Unamortized intangible assets:
Trademark	¥5,316	¥559
Other	100

Total	¥5,416	¥559

Other intangible assets acquired during the year ended March 31, 2012 totaled ¥846 million ($10,266 thousand) which primarily consist of software of ¥829 million ($10,059 thousand) with estimated useful life of 5 years.

During the year ended March 31, 2012, the Companies recorded no impairment charge on other intangible assets.

During the year ended March 31, 2011, the Companies recorded an impairment charge on other intangible assets of ¥377 million and ¥559 million, for the customer relationship and trademark, respectively, in Peach John Segment. See Note 20 for further information.

During the year ended March 31, 2010, the Companies recorded an impairment charge on other intangible assets of ¥1,023 million for customer relationship in Peach John Segment. See Note 20 for further information.

Aggregate amortization expenses for the years ended March 31, 2012, 2011 and 2010 related to other intangible assets were ¥1,747 million ($21,199 thousands), ¥1,858 million and ¥1,780 million, respectively. Future estimated amortization expenses as of March 31, 2012 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	2012	2012
Year Ending March 31
Estimated amortization expense
2013	¥1,384	$16,794
2014	1,165	14,136
2015	758	9,198
2016	312	3,786
2017	236	2,864

Total	¥3,855	$46,778

9.	SHORT-TERM BANK LOANS AND LONG TERM DEBT

Short-term bank loans as of March 31, 2012 and 2011 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Collateralized bank loans		¥500
Unsecured bank loans	¥5,780	5,652	$70,137

Total	¥5,780	¥6,152	$70,137

The weighted-average annual interest rates on short-term bank loans as of March 31, 2012 and 2011 were 1.3% and 0.9%, respectively.

Unused lines of credit for short-term financing as of March 31, 2012 and 2011, aggregated ¥40,184 million ($487,611 thousand) and ¥24,651 million, respectively. The Companies compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2012 and 2011.

Long-term debt as of March 31, 2012 and 2011 are summarized below. The interest rates and maturities are for loans as of March 31, 2012.

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Collateralized bank loans, with floating interest at 1.0%~3.7%, maturing through 2016	¥307	¥76	$3,725
Collateralized bank loans, with fixed interest at 1.5%, maturing through 2021	98		1,189
Unsecured bank loans, with fixed interest at 1.5%~1.8%, maturing through 2021	297	200	3,604
Capital lease obligation	0	8	0

Total	702	284	8,518

Less current portion	(64)	(70)	(777)

Long-term debt, less current portion	¥638	¥214	$7,741

The annual maturities of long-term debt as of March 31, 2012 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars

2013	¥64	$777
2014	250	3,034
2015	50	607
2016	50	607
2017	50	607
Thereafter	238	2,886

Total	¥702	$8,518

A subsidiary has pledged assets as security for loans. As of March 31, 2012 and 2011, assets pledged as collateral for bank loans were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Land	¥952	¥803	$11,552
Buildings	758	460	9,198

Total	¥1,710	¥1,263	$20,750

As is customary in Japan, both short-term and long-term loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank. The bank has the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10.	LEASES

The Companies lease most of their store premises, some of their distribution centers, and certain equipment. Most leases have automatic renewal provisions and allow the Companies to extend the lease term beyond the initial base period, subject to the terms agreed at lease inception. Future minimum rental commitments on operating leases having a remaining noncancelable lease term in excess of one year are presented below:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars

2013	¥321	$3,895
2014	297	3,604
2015	245	2,973
2016	218	2,645
2017	209	2,536
Thereafter	404	4,903

Total	¥1,694	$20,556

Rental expenses were ¥5,317 million ($64,519 thousand), ¥5,130 million and ¥5,265 million for the years ended March 31, 2012, 2011 and 2010, respectively, and have been included in selling, general and administrative expenses.

11.	ASSET RETIREMENT OBLIGATIONS

The Companies recorded the fair value of asset retirement obligations in order to recognize legal obligations associated with the removal of leasehold improvements from leased facilities and return of the property to a specified condition when the lease terminates.

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Balance at the beginning of the year	¥663	¥594	$8,045
Accretion expense	6	20	73
Liabilities incurred	78	231	946
Liabilities settled	(86)	(177)	(1,043)
Changes due to translation of foreign currencies		(5)

Balance at the end of the year	¥661	¥663	$8,021

12.	TERMINATION AND RETIREMENT PLANS

Employee Retirement Plans — The Companies sponsor termination and retirement benefit plans that cover substantially all employees. Benefits are based on the employee’s years of service, position and performance. If the termination is involuntary or caused by death, the employee is usually entitled to greater payments than in the case of voluntary termination.

The Companies have a contributory defined retirement benefit plan and several unfunded termination plans administered by the Companies. Benefits under the contributory defined retirement benefit plan are usually paid in a lump sum at the earlier of termination or retirement, although periodic payments are available under certain conditions. Benefits under the other termination and retirement benefit plan are paid either as lump-sum payments or periodic payments under certain conditions. The benefits are usually paid as a lump-sum payment, if the employee resigns before the mandatory retirement age.

Contributory Defined Retirement Benefit Plan — The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Change in benefit obligations:
Benefit obligations at the beginning of the year	¥32,708	¥33,454	$396,894
Service cost	833	835	10,108
Interest cost	725	712	8,797
Participants’ contributions	71	71	862
Actuarial loss (gain)	1,793	(593)	21,757
Benefits paid from plan assets	(752)	(708)	(9,125)
Settlement paid from plan assets	(1,090)	(926)	(13,226)
Settlement paid by the Companies	(153)	(137)	(1,857)

Benefit obligations at the end of the year	34,135	32,708	414,210

Change in plan assets:
Fair value of plan assets at the beginning of the year	¥30,978	¥31,743	$375,901
Actual return on plan assets	550	(768)	6,674
Employer contributions	1,850	1,566	22,449
Participants’ contributions	71	71	862
Benefit payments	(752)	(708)	(9,125)
Settlement payments	(1,090)	(926)	(13,227)

Fair value of plan assets at the end of the year	31,607	30,978	383,534

Funded status at the end of the year	¥(2,528)	¥(1,730)	$(30,676)

Amounts recognized in the consolidated balance sheets as of March 31, 2012 and 2011 consist of:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Prepaid pension expense		¥158
Accrued expenses	¥(93)	(90)	$(1,129)
Liability for termination and retirement benefits	(2,435)	(1,798)	(29,547)

	¥(2,528)	¥(1,730)	$(30,676)

Amounts recognized in accumulated other comprehensive loss, pre-tax, as of March 31, 2012 and 2011 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Actuarial loss	¥(7,665)	¥(6,874)	$(93,010)
Prior service benefit	2,805	3,497	34,037

	¥(4,860)	¥(3,377)	$(58,973)

The accumulated benefit obligation for all defined benefit plans as of March 31, 2012 and 2011 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Accumulated benefit obligation	¥33,723	¥32,255	$409,210

The projected benefit obligations and the fair value of the plan assets for the Companies’ pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of the plan assets for the Companies’ pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2012	2011	2012

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥34,135	¥2,488	$414,209
Fair value of plan assets	31,607	600	383,534

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	33,723	2,488	409,210
Fair value of plan assets	31,607	600	383,534

Net periodic benefit costs for the Companies’ plans consisted of the following for the years ended March 31, 2012, 2011 and 2010:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Service cost	¥833	¥835	¥915	$10,108
Interest cost	725	712	764	8,797
Expected return on plan assets	(756)	(758)	(705)	(9,174)
Amortization of actuarial loss	1,208	1,255	1,814	14,658
Amortization of prior service benefit	(692)	(691)	(691)	(8,397)

	¥1,318	¥1,353	¥2,097	$15,992

The unrecognized net actuarial loss and prior service benefit are being amortized over 12 years (the average remaining service life of active participants) using the declining-balance method and the straight-line method, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) income for the years ended March 31, 2012, 2011 and 2010 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Current year actuarial (loss) gain	¥(1,999)	¥(933)	¥1,575	$(24,257)
Amortization of actuarial loss	1,208	1,255	1,814	14,658
Amortization of prior service benefit	(692)	(691)	(691)	(8,397)

	¥(1,483)	¥(369)	¥2,698	$(17,996)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars

Actuarial loss	¥1,341	$16,272
Prior service benefit	(641)	(7,778)

The Companies use a measurement date of March 31 for their plans. The weighted-average assumptions used as of March 31 in computing the benefit obligations shown above were as follows:

	2012	2011

Discount rate	1.9%	2.4%
Rate of increase in future compensation	0.0%	0.0%

The weighted-average assumptions used as of March 31 in computing the net periodic benefit cost shown above were as follows:

	2012	2011	2010

Discount rate	2.4%	2.3%	2.5%
Rate of increase in future compensation	0.0%	0.0%	0.0%
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%

The Company’s wholly owned subsidiary, Wacoal Corp.’s approach to establishing the discount rate is based upon long-term Japanese government bond rates and corporate bond indices. The discount rate assumption is based upon the effective yields as of March 31, 2012 on the Japanese government bonds whose maturity dates would be the same as timing of the expected future benefit payments, adjusted for an incremental yield of approximately 25 basis points that is achieved by selecting corporate bonds whose credit characteristics satisfy the quality requirements but whose yields are slightly higher than the yields on Japanese government bonds. For other plans, similar indices and methods are used.

The expected long-term rate of return on plan assets is derived proportionally from return assumptions determined for each of the major asset classes. The return expectations for each of the asset classes are based largely on assumptions about economic growth and inflation, which are supported by long-term historical data. The estimated long-term rate of return is based on an asset allocation of equity securities of 33%, debt securities of 48%, life insurance company general accounts of 17% and short-term financing of 2%.

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

The asset allocation as of March 31, 2012 and 2011 was as follows:

	2012	2011

Equity securities	40.4%	37.1%
Debt securities	40.8%	40.9%
Life insurance company general accounts	16.1%	16.1%
Short-term financing	2.7%	5.9%

The target allocation percentages are reviewed and approved by the Pension Committee. The actual allocations for 2012 and 2011 are different from the target allocation percentages primarily because Wacoal Corp. maintained additional equity securities as the separate plan asset which was contributed to the plan based on an agreement between Wacoal Corp. and its employees and are not governed by the Pension Committee. As such, the actual allocation percentage of equity securities to the total plan assets is higher than the target allocation, and similarly, the actual allocation for the other types of assets are lower than the target allocation.

The following table presents the Companies’ plan assets using the fair value hierarchy as of March 31, 2012. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant unobservable inputs.

	Millions of Yen
2012	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	¥6,105			¥6,105
Foreign companies	866			866
Pooled funds (a)		¥4,357		4,357
Debt securities:
Japanese government bonds	1,927			1,927
Japanese municipal bonds		5		5
Japanese corporate bonds		70		70
Foreign government bonds	668			668
Pooled funds (b)		9,654		9,654
Life insurance company general accounts		5,093		5,093
Other types of investments:
Equity long/short hedge funds (c)		2,017		2,017
Short-term financing		845		845

Total	¥9,566	¥22,041		¥31,607

	Millions of Yen
2011	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	¥5,693			¥5,693
Foreign companies	865			865
Pooled funds (a)		¥3,405		3,405
Debt securities:
Japanese government bonds	1,921			1,921
Japanese municipal bonds		5		5
Japanese corporate bonds		118		118
Foreign government bonds	708			708
Pooled funds (b)		9,924		9,924
Life insurance company general accounts		4,974		4,974
Other types of investments:
Equity long/short hedge funds (c)		1,529		1,529
Short-term financing		1,836		1,836

Total	¥9,187	¥21,791		¥30,978

	Thousands of U.S. Dollars
2012	Level 1	Level 2	Level 3	Total

Equity securities:
Japanese companies	$74,081			$74,081
Foreign companies	10,508			10,508
Pooled funds (a)		$52,870		52,870
Debt securities:
Japanese government bonds	23,383			23,383
Japanese municipal bonds		61		61
Japanese corporate bonds		849		849
Foreign government bonds	8,106			8,106
Pooled funds (b)		117,146		117,146
Life insurance company general accounts		61,801		61,801
Other types of investments:
Equity long/short hedge funds (c)		24,475		24,475
Short-term financing		10,254		10,254

Total	$116,078	$267,456		$383,534

(a)	This class includes common stock of approximately 63% Japanese companies and 37% foreign companies as of March 31, 2012, and those percentages were 73% and 27%, respectively, as of March 31, 2011.

(b)	This class includes approximately 49% of Japanese government bonds, 3% of Japanese municipal bonds, 42% of foreign government bonds, and 6% of corporate bonds as of March 31, 2012, and those percentages were 46%, 2%, 38%, and 14%, respectively, as of March 31, 2011.

(c)	This class includes hedge funds that invest both long and short in approximately 36% of Japanese common stocks, 35% of foreign common stocks and 29% of debt securities as of March 31, 2012, and those percentages were 51%, 49% and 0%, respectively, as of March 31, 2011.

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

The Companies’ funding policy for the funded plans is to contribute amounts computed in accordance with actuarial methods accepted by Japanese tax law. The Companies expect to contribute ¥1,813 million ($22,000 thousand) to their plans in the year ending March 31, 2013.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars

2013	¥2,043	$24,791
2014	2,115	25,664
2015	2,020	24,512
2016	2,003	24,305
2017	1,989	24,135
Thereafter	9,975	121,041

Multiemployer Plan — A subsidiary participated in a multiemployer plan, Kyoto Orimono Oroshisho Employee Pension Plan, and withdrew from the plan during the year ended March 31, 2012. As a condition of the withdrawal, the subsidiary contributed special premiums in the amount of ¥1,580 million ($19,172 thousand). The subsidiary recorded the estimated withdrawal liability of ¥774 million as of March 31, 2011 as it was probable that the subsidiary would withdraw from the fund. Accordingly, the subsidiary recorded an additional expense in the amount of ¥806 million ($9,780 thousand) for the year ended March 31, 2012, and it has been included in selling, general and administrative expenses.

Kyoto Orimono Oroshisho Employee Pension Plan’s plan assets and benefit obligations as of March 31, 2011 were ¥34,442 million and ¥42,894 million, respectively. The subsidiary’s contribution to the plan for the years ended March 31, 2011 and 2010 exceeded 5% of total contribution.

Program Name	Program Number	Funded Status	Premium Contributions to Program Millions of Yen
		March 31, 2011	April 1, 2011 ~ March 31, 2012	April 1, 2010 ~ March 31, 2011

Kyoto Orimono Oroshisho Employee Pension Plan	Kyoki No. 317	more than 80%	¥56	¥42

Defined Contribution Plan — A subsidiary has a defined contribution plan. The amounts of cost recognized for its contribution to the plan were ¥27 million ($328 thousand), ¥28 million and ¥20 million for the years ended March 31, 2012, 2011 and 2010, respectively.

Employee Early Retirement Program — The Companies provide additional benefits to employees that elect to participate in the Companies’ early retirement program. Retirement benefits of ¥260 million ($3,155 thousand), ¥348 million and ¥361 million were paid in addition to normal benefits and charged to selling, general and administrative expenses for the years ended March 31, 2012, 2011 and 2010, respectively.

Termination Plan for Directors and Corporate Auditors — The Company had and certain subsidiaries have termination plans for directors and corporate auditors. Payment of termination benefits to directors and corporate auditors is made in a lump sum upon termination and requires the approval of the shareholders before payment. In June 2005, the Company rescinded its termination plan for directors and corporate auditors upon the approval of its shareholders. The amount of benefit for each individual was fixed as of June 29, 2005 and will remain frozen until the retirement of each respective director and corporate auditor. The outstanding liabilities were ¥317 million ($3,847 thousand) as of March 31, 2012 and 2011 and were recorded in other long-term liabilities. Subsidiaries still maintain plans for their directors and corporate auditors. In accordance with the guidance for determination of vested benefit obligation for a defined benefit pension plan, the subsidiaries recorded a liability for termination benefits for directors and corporate auditors at the amount that would be needed if all directors and corporate auditors were to resign at each balance sheet date. The liabilities for termination benefits for directors and corporate auditors as of March 31, 2012 and 2011 were ¥382 million ($4,636 thousand) and ¥385 million, respectively, and were included in liability for termination and retirement benefits.

13.	EQUITY

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

(a)	Dividends

Under the Companies Act, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the companies have prescribed so in its articles of incorporation. The Company meets all the above criteria. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the criteria under the Companies Act, even though such companies have an audit committee instead of the Board of Corporate Auditors.

The Companies Act permits companies to distribute dividends in kind (noncash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the companies so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

The Company adopted an annual stock option plan in the year ended March 31, 2009. Under the stock option plan, the Company granted shares of its common stock to directors of the Company excluding outside directors and directors of the Company’s wholly owned subsidiary, Wacoal Corp., in the years ended March 31, 2012, 2011 and 2010. The Company believes that such awards better align the interests of its directors with those of its shareholders, by sharing both risk and return from fluctuations in stock prices and giving motivation to enhance its corporate value. The compensation cost is measured at fair value on the grant date. Options vest over one year in proportion to the services rendered by the directors, and are exercisable from the day after the date of retirement up to (i) 20 years from the grant date or (ii) 5 years from the day after the date of retirement, whichever is earlier.

The fair value of the options is estimated by using the Black-Scholes option-pricing model with the following assumptions.

Expected dividend yield is based on the actual payout of dividends in the last fiscal year and the closing price of the Company’s common stock on the grant date. Expected volatility is based on the historical volatility of the Company’s share price over the most recent period commensurate with the expected term of the Company’s stock options. Risk-free interest rate is based on the Japanese government bonds yield curve in effect at the time of grant for a period commensurate with the expected term of the Company’s share options. Expected term of options granted is based on the average remaining service period of directors, assuming that those who are granted options will render service until the stated retirement date and they will exercise options immediately after their retirement.

	2012		2011		2010

Expected dividends	2.1%		1.7%		2.1%
Expected volatility	31.6%		31.5%		30.6%
Risk-free interest rate	0.3%		0.2%		0.5%
Expected term	3.8	years	3.6	years	4.0	years

A summary of stock option activities under the Plan for the year ended March 31, 2012, was as follows:

		Yen	U.S. Dollars	Years		Millions of Yen	Thousands of U.S. Dollars
	Shares	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value

Outstanding as of April 1, 2011	148,000	¥1	$0.01
Granted	69,000	1	0.01
Exercised	12,000	1	0.01
Forfeited or expired
Outstanding as of March 31, 2012	205,000	1	0.01	17.9	years	¥201	$2,439
Exercisable as of March 31, 2012	3,000	1	0.01	2.0		3	36

The total intrinsic value of options exercised was ¥12 million ($146 thousand) and ¥5 million for the years ended March 31, 2012 and 2010, respectively. There were no options exercised for the year ended March 31, 2011.

Total compensation costs recognized for the years ended March 31, 2012, 2011 and 2010 were ¥60 million ($728 thousand), ¥50 million and ¥55 million, respectively. The total recognized tax benefits related thereto for the years ended March 31, 2012, 2011 and 2010 were ¥21 million ($255 thousand), ¥20 million and ¥22 million, respectively.

The weighted-average grant date fair values of options granted for the years ended March 31, 2012, 2011 and 2010 were ¥878 ($11), ¥1,081 and ¥1,084, respectively.

As of March 31, 2012, there were ¥11 million ($133 thousand) of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over three months.

15.	OTHER COMPREHENSIVE (LOSS) INCOME

The changes in the components of accumulated other comprehensive loss, including amounts attributable to noncontrolling interests were as follows:

	Millions of Yen
	2012			2011			2010
	Pre-tax Amount	Tax (Expense) Credit	Net Amount	Pre-tax Amount	Tax (Expense) Credit	Net Amount	Pre-tax Amount	Tax Expense	Net Amount

Foreign currency translation adjustments	¥(836)	¥54	¥(782)	¥(2,890)	¥88	¥(2,802)	¥255	¥(75)	¥180
Unrealized gain (loss) on securities:
Amount arising during the year	1,608	(470)	1,138	(2,843)	1,170	(1,673)	4,319	(1,735)	2,584
Reclassification adjustments	783	(319)	464	1,014	(413)	601	1,293	(526)	767

Net unrealized gain (loss)	2,391	(789)	1,602	(1,829)	757	(1,072)	5,612	(2,261)	3,351

Pension liability adjustment:
Amount arising during the year	(1,999)	712	(1,287)	(933)	380	(553)	1,575	(641)	934
Reclassification adjustment	516	(203)	313	564	(230)	334	1,123	(457)	666

Net unrealized (loss) gain	(1,483)	509	(974)	(369)	150	(219)	2,698	(1,098)	1,600

Other comprehensive (loss) income	¥72	¥(226)	¥(154)	¥(5,088)	¥995	¥(4,093)	¥8,565	¥(3,434)	¥5,131

	Thousands of U.S. Dollars
	2012
	Pre-tax Amount	Tax (Expense) Credit	Net Amount

Foreign currency translation adjustments	$(10,144)	$655	$(9,489)
Unrealized gain on securities:
Amount arising during the year	19,512	(5,703)	13,809
Reclassification adjustments	9,501	(3,871)	5,630

Net unrealized gain	29,013	(9,574)	19,439

Pension liability adjustment:
Amount arising during the year	(24,257)	8,640	(15,617)
Reclassification adjustment	6,261	(2,463)	3,798

Net unrealized loss	(17,996)	6,177	(11,819)

Other comprehensive loss	$873	$(2,742)	$(1,869)

16.	INCOME TAXES

Domestic and foreign components of income before income taxes, equity in net income of affiliated companies, and net (income) loss attributable to noncontrolling interests were summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Japan	¥18,045	¥9,212	¥9,147	$218,966
Foreign	(7,838)	(5,285)	(5,992)	(95,110)

Total	¥10,207	¥3,927	¥3,155	$123,856

Domestic and foreign components of income taxes expense consist of:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Current:
Japan	¥2,942	¥2,882	¥2,851	$35,700
Foreign	581	598	392	7,050

	¥3,523	¥3,480	¥3,243	$42,750

Deferred:
Japan	¥675	¥(1,398)	¥(1,726)	$8,191
Foreign	1	(72)	138	12

	¥676	¥(1,470)	¥(1,588)	$8,203

Total income taxes	¥4,199	¥2,010	¥1,655	$50,953

Income taxes in Japan applicable to the Companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 40.7% for the years ended March 31, 2012, 2011 and 2010. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The Companies are subject to a number of different taxes based on income. The effective income tax rates differed from the normal statutory rates for the following reasons for the years ended March 31, 2012, 2011 and 2010:

	2012	2011	2010

Normal Japanese statutory rates	40.7%	40.7%	40.7%
Increase (decrease) in taxes resulting from:
Permanently nondeductible expenses	4.6	9.9	12.9
Change in valuation allowance	3.2	17.6	(8.5)
Undistributed earnings of associated companies	(0.1)	2.9	2.6
Differences in foreign subsidiaries’ tax rate	(1.5)	(4.4)	(5.8)
Changes in Japanese income tax rates	(6.0)
Tax exemption	(0.3)	(0.7)	(1.0)
Unrecognized tax benefits	0.2	2.9	6.4
Impairment losses on goodwill		(12.3)
Other — net	0.3	(5.4)	5.2

Effective tax rates	41.1%	51.2%	52.5%

Amendment to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate will be reduced from 40.7% to 38% effective from the year beginning April 1, 2012, and to 35.6% effective from the year beginning April 1, 2015, thereafter. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities expected to be settled or realized in the period from April 1, 2012 to March 31, 2015 is 38% and for periods subsequent to March 31, 2015 the rate is 35.6%. The adjustment of deferred tax assets and liabilities for this change in the tax rate resulted in a decrease of income taxes by ¥616 million ($7,475 thousand) and have been reflected in income taxes in the consolidated statements of income for the year ended March 31, 2012.

The approximate effect of temporary differences and tax loss carryforwards that gave rise to deferred tax balances as of March 31, 2012 and 2011 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2012		2011		2012
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Sales returns	¥489		¥576		$5,934
Allowance for doubtful receivables	55		51		667
Accruals not currently deductible	210		333		2,548
Inventory valuation	990		1,844		12,013
Accrued bonuses	1,302		1,342		15,799
Impairment charges on marketable securities and investments	1,431		1,541		17,364
Advanced depreciation on property, plant and equipment		¥1,452		¥1,679		$17,619
Undistributed earnings of associated companies		1,819		1,846		22,073
Net unrealized gain on marketable securities and investments		3,292		2,904		39,947
Net realized gain on exchange of investments		1,696		1,920		20,580
Capitalized supplies	303		232		3,677
Enterprise taxes	165		190		2,002
Accrued vacation	731		763		8,870
Asset retirement obligation	236		268		2,864
Pension expense	1,356		1,484		16,454
Tangible fixed assets	1,303		1,629		15,811
Tax loss carryforwards	3,626		4,081		44,000
Intangible assets		1,905		2,233		23,116
Investment in subsidiaries		912	540	1,042		11,067
Other temporary differences	906	193	495	160	10,994	2,342

Total	13,103	11,269	15,369	11,784	158,997	136,744
Valuation allowance	(4,088)		(4,938)		(49,605)

Total	¥9,015	¥11,269	¥10,431	¥11,784	$109,392	$136,744

The valuation allowance decreased by ¥850 million ($10,314 thousand) for the year ended March 31, 2012. The valuation allowance increased by ¥1,506 million for the year ended March 31, 2011.

As a result of changing the Companies’ legal structure, the Companies reversed certain of valuation allowance for the year ended March 31, 2010. Accordingly, the Companies utilized ¥721 million of tax loss carryforwards and recognized the tax benefits of ¥293 million for the year ended March 31, 2010.

As of March 31, 2012, certain subsidiaries had tax loss carryforwards, which are available to offset future taxable income of such subsidiaries, expiring as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars

2013	¥725	$8,797
2014	749	9,089
2015	179	2,172
2016	373	4,526
2017	398	4,830
2018	207	2,512
2019	2,348	28,492
2020	2,367	28,722
2021	1,961	23,795
Thereafter	966	11,722

Total	¥10,273	$124,657

There was no portion of undistributed earnings of foreign subsidiaries and foreign corporate joint ventures which were deemed to be permanently invested as of March 31, 2012 and 2011.

A reconciliation of beginning and ending amount of unrecognized tax benefits was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Balance at the beginning of the year	¥188	¥321	¥106	$2,281
Additions based on tax positions related to the current year	79	58	232	959
Additions for tax positions of prior years			50
Reductions for tax positions of prior years		(191)	(41)
Settlements with tax authorities			(26)

Balance at the end of the year	¥267	¥188	¥321	$3,240

Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is ¥267 million ($3,240 thousand) and ¥188 million as of March 31, 2012 and 2011, respectively.

Based on each of the items of which the Companies are aware as of March 31, 2012, no significant changes to the unrecognized tax benefits are expected within the next twelve months.

The Companies recognize interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Total amounts of interest and penalties recognized in the consolidated statements of income for the years ended March 31, 2012, 2011 and 2010 were not material.

The Companies file income tax returns in Japan and various foreign tax jurisdictions. In Japan, the Companies are no longer subject to regular income tax examinations by the tax authorities for years before 2009 with few exceptions. For other countries, the Companies are no longer subject to regular income tax examinations by the tax authorities for years before 2006 with few exceptions. In the year ended March 31, 2009, the transfer pricing examination of certain domestic subsidiaries’ 2002 to 2007 fiscal years and certain U.S. subsidiaries’ 2004 and 2003 fiscal years was completed.

17.	RELATED-PARTY TRANSACTIONS

The Companies purchase merchandise from numerous suppliers throughout the world, including certain affiliated companies of the Companies. The Companies purchased merchandise from affiliated companies in the amount of ¥2,093 million ($25,397 thousand), ¥1,131 million and ¥1,209 million in the fiscal years ended March 31, 2012, 2011 and 2010, respectively. The accounts payable to affiliated companies were ¥26 million ($315 thousand) and ¥0 million as of March 31, 2012 and 2011, respectively.

The Companies also sell supplies, materials and products to certain affiliated companies. Aggregate sales to affiliated companies were ¥477 million ($5,788 thousand), ¥537 million and ¥354 million in fiscal years ended March 31, 2012, 2011 and 2010. The accounts receivable from affiliated companies were ¥81 million ($983 thousand) and ¥91 million as of March 31, 2012 and 2011, respectively.

The Companies earn royalties from the use of the Wacoal Brand by certain affiliated companies. The amount of royalty revenue earned was ¥216 million ($2,621 thousand), ¥201 million and ¥199 million in the fiscal years ended March 31, 2012, 2011 and 2010, respectively. Other accounts receivables from affiliated companies, which are included in other current assets in the consolidated balance sheets, were ¥171 million ($2,075 thousand) and ¥158 million as of March 31, 2012 and 2011, respectively.

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

The computation of earnings per American Depositary Receipt (ADR), each ADR representing 5 shares of common stock, is based on the weighted-average number of common stock outstanding. The weighted-average number of common stock outstanding used in the computations of basic net income attributable to Wacoal Holdings Corp. per share was 140,848,576 shares for 2012, 141,145,190 shares for 2011 and 141,353,141 shares for 2010. The weighted-average number of diluted common stock outstanding used in the computations of diluted net income attributable to Wacoal Holdings Corp. per share was 141,013,083 shares, 141,260,186 shares and 141,423,315 shares for 2012, 2011 and 2010, respectively.

19.	FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The carrying amounts and fair values of financial instruments as of March 31, 2012 and 2011 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
2012	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets:
Marketable securities (Notes 3 and 20)	¥4,936	¥4,934	$59,896	$59,871
Investments (Notes 3 and 20)	31,227	31,227	378,922	378,922
Foreign exchange contracts (Note 20)	74	74	898	898

Total assets	¥36,237	¥36,235	$439,716	$439,691

Liabilities:
Foreign exchange contracts (Note 20)	¥(12)	¥(12)	$(146)	$(146)
Long-term debt including current portion	(702)	(702)	(8,518)	(8,518)

Total liabilities	¥(714)	¥(714)	$(8,664)	$(8,664)

	Millions of Yen
2011	Carrying Amount	Fair Value

Assets:
Marketable securities (Notes 3 and 20)	¥4,840	¥4,840
Investments (Notes 3 and 20)	29,583	29,582
Foreign exchange contracts (Note 20)	24	24

Total assets	¥34,447	¥34,446

Liabilities:
Foreign exchange contracts (Note 20)	¥(49)	¥(49)
Long-term debt including current portion	(276)	(276)

Total liabilities	¥(325)	¥(325)

There are investments in nonmarketable equity securities for which there are no readily determinable fair values. See Note 3 for further information. The carrying amounts of all other financial instruments approximate their estimated fair values.

Foreign Exchange Contracts — The Companies are exposed to foreign currency exchange risks on the transactions denominated in foreign currencies relating to its ongoing business operations. Such risks are primarily managed by using foreign currency exchange contracts. The Companies measure forward currency exchange contracts at the fair value since they are not designated as a hedge.

Marketable Securities and Investment — Held-to-debt securities are classified as marketable securities and investments as of March 31, 2012, and 2011, respectively. The fair value of these held-to-debt securities are classified as Level 1. For all other investments included in marketable securities and investments, see Notes 3 and 20.

Long-Term Debt — The fair values for long-term debt are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities. The estimated fair value is based on Level 2 input.

Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentration of Credit Risk — The Companies’ business consists primarily of sales of women’s intimate apparel to a large number of diverse customers in the Japanese retail industry, which include well-established department stores, general merchandise stores and other general retailers and specialty stores. No single customer constitutes 10.0% or more of the total sales, although the general retail customers that are consolidated companies in the Aeon Group collectively accounted for approximately 9.8%, 10.0% and 10.4% of the total sales in fiscal years ended March 31, 2012, 2011 and 2010, respectively.

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

Level 1	—	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	—	Inputs are unobservable.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and 2011 were as follows:

	Millions of Yen
2012	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Municipal bonds		¥10		¥10
Corporate bonds		1,440		1,440
Mutual funds	¥421	2,733		3,154

Total marketable securities	421	4,183		4,604

Investments:
Listed shares	31,130			31,130
Mutual funds	97			97

Total investments	31,227			31,227

Derivative instruments:
Foreign exchange contracts		74		74

Total assets	¥31,648	¥4,257		¥35,905

Liabilities:
Derivative instruments:
Foreign exchange contracts		¥(12)		¥(12)

	Millions of Yen
2011	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Government bonds	¥503			¥503
Municipal bonds		¥10		10
Corporate bonds		1,277		1,277
Mutual funds	278	2,772		3,050

Total marketable securities	781	4,059		4,840

Investments:
Listed shares	29,137			29,137
Mutual funds	99			99

Total investments	29,236			29,236

Derivative instruments:
Foreign exchange contracts		24		24

Total assets	¥30,017	¥4,083		¥34,100

Liabilities:
Derivative instruments:
Foreign exchange contracts		¥(49)		¥(49)

	Thousands of U.S. Dollars
2012	Level 1	Level 2	Level 3	Total

Assets:
Marketable securities:
Municipal bonds		$121		$121
Corporate bonds		17,474		17,474
Mutual funds	$5,109	33,163		38,272

Total marketable securities	5,109	50,758		55,867

Investments:
Listed shares	377,745			377,745
Mutual funds	1,177			1,177

Total investments	378,922			378,922

Derivative instruments:
Foreign exchange contracts		898		898

Total assets	$384,031	$51,656		$435,687

Liabilities:
Derivative instruments:
Foreign exchange contracts		$(146)		$(146)

Marketable securities and investments presented in Level 1 are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Bonds presented in Level 2 are valued by the financial institution using quoted market price for identical instruments in markets that are not active and mutual funds presented in Level 2 are valued by the financial institution based on quoted prices in both active and inactive market for identical instruments which comprise funds.

As presented in Note 3, the Companies recorded impairment charges on marketable securities and investments if a decline in fair value of marketable securities and investments is determined to be other than temporary.

Derivative instruments are composed of foreign currency exchange contracts. Financial instruments presented in Level 2 are valued using quotes obtained from third parties.

The changes in the fair value of the foreign currency exchange contracts are recorded in earnings, since the foreign currency exchange contracts are not designated as a hedge. The Companies recognized a gain of ¥89 million ($1,080 thousand), a loss of ¥8 million and a gain of ¥103 million in other — net of other income (expenses) in the years ended March 31, 2012, 2011 and 2010, respectively.

The Companies recorded the derivative instruments as other current assets and other current liabilities in the consolidated balance sheets at fair value of ¥74 million ($898 thousand) and ¥12 million ($146 thousand), respectively as of March 31, 2012. The derivative instruments are presented as other current assets and other current liabilities in the consolidated balance sheets at fair value of ¥24 million and ¥49 million as of March 31, 2011.

Assets Measured at Fair Value on a Nonrecurring Basis

There were no significant assets or liabilities that were measured at fair value on a nonrecurring basis as of March 31, 2012.

Assets measured at fair value on a nonrecurring basis as of March 31, 2011 were as follows:

	Millions of Yen
2011	Level 1	Level 2	Level 3	Total	Total Losses

Buildings and building improvements					¥(107)
Investments:
Unlisted shares			¥17	¥17	(219)
Goodwill (Note 8)			10,367	10,367	(836)
Trademark (Note 8)			4,757	4,757	(559)
Customer relationship (Note 8)			725	725	(377)

					¥(2,098)

Buildings and building improvements held and used, with a carrying amount of ¥107 million were written down to their fair value of 0, because the Companies decided to abandon an office building. An impairment charge of ¥107 million was included in earrings for the year ended March 31, 2011, in Wacoal Business (Domestic) Segment.

Certain unlisted securities with a carrying amount of ¥236 million were written down to their fair value of ¥17 million in connection with the decline in fair value, which was mainly caused by a downturn of investees’ business operations. Impairment charges of ¥219 million were included in earrings for the year ended March 31, 2011. These unlisted securities presented in Level 3 are valued based on the net assets value of the investees adjusted using cash flows and other factors that would impact the fair value.

As of the end of March 31, 2011, goodwill with a carrying amount of ¥11,203 million is written down to its implied fair value of ¥10,367 million, resulting in an impairment charge of ¥836 million, which is included in earnings for the year ended March 31, 2011. To measure the fair values of the reporting units, the Companies used the expected present value of future cash flows and incorporated relevant unobservable inputs, such as management’s internal assumptions about future cash flows and appropriately risk-adjusted discount rates, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in an arm’s length transaction as of the measurement date.

Trademark with a carrying amount of ¥5,316 million as of March 31, 2011, was written down to its fair value of ¥4,757 million, resulting in recognition of an impairment charge of ¥559 million for the year ended March 31, 2011. The impairment arose due to the decline in its fair value, which was mainly caused by a downturn in consumption due to the general market conditions. To measure the fair value of the trademark, the Companies used the relief-from royalty method and incorporated relevant unobservable inputs, such as management’s internal assumptions about future cash flows, the rate of royalty, and appropriately risk adjusted discount rate, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in an arm’s length transaction as of the measurement date. Future cash flows were based on the management’s cash flow projections for the future five years, and after five these years, future cash flows were estimated using the perpetuity growth rate of 0%. The management’s cash flow projections were developed using estimates for expected future revenue growth rates, profit margins and working capital levels of the reporting units. The rate of royalty used for the valuation was based on the actual royalty ratio used in transactions. The risk-adjusted discount rate represents a weighted-average cost of capital (WACC) adjusted for inherent risk spread.

There was no impairment loss recognized related to the customer relationship for the year ended March 31, 2012.

Customer relationship with a carrying amount of ¥1,102 million and ¥2,401 million as of March 31, 2011 and 2010, respectively, were written down to its fair value of ¥725 million, resulting in recognition of impairment charges of ¥377 million for the year ended March 31, 2011 and ¥1,378 million, resulting in recognition of impairment charges of ¥1,023 million for the year ended March 31, 2010. The impairments recorded for these years arose due to the decline in its fair value, which was mainly caused by a downturn in consumption because of the general market condition. To measure the fair value of the customer relationship, the Companies used the excess earnings method and incorporated relevant unobservable inputs, such as management’s internal assumptions about future cash flows, the percentage of orders that the Companies expect to receive from the customers existed at the point of acquisition and appropriately risk-adjusted discount rate, which reflected the management’s estimate of assumptions that market participants would use in pricing the asset in a current transaction as of the measurement date. The future cash flows were projected in the same way as described in the trademark. The percentage of orders that the Companies expect to receive from the customers existed at the point of acquisition was estimated based on the historical trend of the percentage of sales to the preacquisition customers. Risk-adjusted discount rate representing a WACC was determined using the capital asset pricing model.

21.	SEGMENT INFORMATION

Operating Segment Information

The Companies have three reportable segments: “Wacoal business (domestic),” “Wacoal business (overseas),” and “Peach John,” which are based on their locations and brands. These segments represent components of the Companies for which separate financial information is available and for which operating profit (loss) is reviewed regularly by the chief operating decision maker in deciding how to allocate the Companies’ resources and in assessing their performance. The accounting policies used for these reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

“Wacoal business (domestic)” segment primarily produces and sells innerwear (consisting of foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery. “Wacoal business (overseas)” segment produces and sells innerwear (consisting of foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear and hosiery. “Peach John” segment produces and sells innerwear (consisting of foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, which are sold under the “Peach John” brand.

Information about operating results and assets for each segment as of and for the years ended March 31, 2012, 2011 and 2010 was as follows:

	Millions of Yen
2012	Wacoal Business (Domestic)	Wacoal Business (Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	¥115,870	¥21,396	¥13,836	¥20,795		¥171,897
Intersegment	2,719	6,541	193	5,744	¥(15,197)

Total	118,589	27,937	14,029	26,539	(15,197)	171,897
Operating costs and expenses:
Operating costs and expenses	110,417	26,497	13,318	26,303	(15,197)	161,338
Amortization on other intangible assets (Note 8)			182			182

Total	110,417	26,497	13,500	26,303	(15,197)	161,520

Operating profit	8,172	1,440	529	236		10,377

Total assets	208,373	29,367	21,237	20,566	(58,445)	221,098

	Millions of Yen
2011	Wacoal Business (Domestic)	Wacoal Business (Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	¥110,856	¥20,010	¥11,575	¥23,107		¥165,548
Intersegment	2,134	6,118	73	4,588	¥(12,913)

Total	112,990	26,128	11,648	27,695	(12,913)	165,548
Operating costs and expenses:
Operating costs and expenses	107,370	24,806	12,479	27,357	(12,913)	159,099
Amortization on other intangible assets (Note 8)			276			276
Impairment charges on goodwill (Note 20)			836			836
Impairment charges on other intangible assets (Note 20)			936			936

Total	107,370	24,806	14,527	27,357	(12,913)	161,147

Operating profit (loss)	5,620	1,322	(2,879)	338		4,401

Total assets	202,054	27,109	21,013	20,910	(55,810)	215,276

	Millions of Yen
2010	Wacoal Business (Domestic)	Wacoal Business (Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	¥113,929	¥19,295	¥13,079	¥17,245		¥163,548
Intersegment	1,793	6,216	9	3,204	¥(11,222)

Total	115,722	25,511	13,088	20,449	(11,222)	163,548
Operating costs and expenses:
Operating costs and expenses	111,180	23,895	13,177	21,186	(11,222)	158,216
Amortization on other intangible assets (Note 8)			480			480
Impairment charges on other intangible assets (Note 20)			1,023			1,023

Total	111,180	23,895	14,680	21,186	(11,222)	159,719

Operating profit (loss)	4,542	1,616	(1,592)	(737)		3,829

Total assets	205,136	27,020	23,867	20,535	(53,669)	222,889

	Thousands of U.S. Dollars
2012	Wacoal Business (Domestic)	Wacoal Business (Overseas)	Peach John	Other	Elimination	Consolidated

Net sales:
External customers	$1,406,018	$259,629	$167,892	$252,336		$2,085,875
Intersegment	32,994	79,371	2,342	69,700	$(184,407)

Total	1,439,012	339,000	170,234	322,036	(184,407)	2,085,875
Operating costs and expenses:
Operating costs and expenses	1,339,850	321,526	161,607	319,172	(184,407)	1,957,748
Amortization on other intangible assets (Note 8)			2,208			2,208

Total	1,339,850	321,526	163,815	319,172	(184,407)	1,959,956

Operating profit	99,162	17,474	6,419	2,864		125,919

Total assets	2,528,492	356,352	257,699	249,557	(709,197)	2,682,903

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

Products and Service Information

Net sales information by products and services for the years ended March 31, 2012, 2011 and 2010 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Innerwear:
Foundation and lingerie	¥124,303	¥116,127	¥116,478	$1,508,349
Nightwear	9,390	8,713	9,437	113,942
Children’s underwear	1,530	1,476	1,608	18,566

Subtotal	135,223	126,316	127,523	1,640,857

Outerwear/Sportswear	¥16,371	¥17,397	¥17,125	$198,653
Hosiery	1,646	1,666	1,702	19,973
Other textile goods and related products	8,226	7,493	7,420	99,818
Others	10,431	12,676	9,778	126,574

Total	¥171,897	¥165,548	¥163,548	$2,085,875

Geographic Information

Information by major geographic area as of and for the years ended March 31, 2012, 2011 and 2010 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2012	2011	2010	2012

Net sales:
Japan	¥149,587	¥144,999	¥143,902	$1,815,156
Asia	10,527	9,167	7,943	127,739
Americas and Europe	11,783	11,382	11,703	142,980

Consolidated	¥171,897	¥165,548	¥163,548	$2,085,875

Long-lived assets:
Japan	¥45,240	¥45,792	¥47,378	$548,963
Asia	2,334	2,349	2,512	28,322
Americas and Europe	1,504	1,593	1,914	18,250

Consolidated	¥49,078	¥49,734	¥51,804	$595,535

Net sales are attributed to countries or areas based on the location of sellers.

Countries or areas are classified according to geographical proximity. Long-lived assets represent property, plant and equipment.

22.	SUBSEQUENT EVENTS

On May 15, 2012, the Board of Directors resolved to pay a cash dividend of ¥140 ($2) per 5 shares of common stock to holders of record as of March 31, 2012 (aggregate amount of ¥3,944 million ($47,858 thousand)).

On April 10, 2012, the Company paid ¥19,961 million ($242,216 thousand) to acquire all the outstanding common shares of Eveden Group Limited, including a loan to Eveden Group Limited. In relation to this acquisition, the Company borrowed ¥12,000 million ($145,613 thousand) from a financial institution. For further information, see Note 7.

* * * * * *