Form 20-F/A
period 2012-03-31
WACOAL HOLDINGS CORP
filed 2012-08-08
CIK 104040

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

☐  Yes     ☑  No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Amendment No. 1 on Form 20-F/A contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information. In particular, the forward-looking statements may include statements relating to the impact of the ongoing global economic downturn on our sales and profitability in Japan and our other markets; to the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to recruit and maintain qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to return of investment for development of new market; risks relating to intellectual property; risks relating to protection of personal information and our confidential information; risks relating to internal controls over financial reporting; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business. Forward-looking statements are contained in the section entitled “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Amendment No.1.

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

Page
Explanatory Note	1
PART I
ITEM 3. Key Information	2
ITEM 5. Operating and Financial Review and Prospects	12
ITEM 6. Directors, Senior Management and Employees	40
PART III
ITEM 19. Exhibits	50
SIGNATURES	51
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

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, originally filed with the Securities and Exchange Commission on July 13, 2012 (the “2012 Form 20-F Annual Report”), is being filed to (i) correct the Japanese yen and U.S. dollar amounts of cash dividends per share declared for the fiscal year ended March 31, 2012 included in the table under the heading “A. Selected Financial Data” of “Item 3. Key Information”; (ii) correct the reason for the decrease in net sales of our Other business segment under the heading “Fiscal 2012 Compared to Fiscal 2011—Consolidated Operating Results—Net Sales” in “A. Operating Results” of “Item 5. Operating and Financial Review and Prospects”; (iii) correct minor typographical errors included in “E. Share Ownership” of “Item 6. Directors, Senior Management and Employees” and “Item 19. Exhibits”; and (iv) for purposes of furnishing interactive data file disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. In accordance with the applicable grace period, the interactive data file disclosure in Exhibit 101 is being furnished less than 30 days after the original filing of the 2012 Form 20-F Annual Report.

This Amendment No. 1 consists of the Form 20-F/A cover page; a cautionary statement regarding forward-looking statements; this explanatory note; Items 3, 5, 6 and 19 (each, as amended); the signature page for Form 20-F/A; and the required certifications of our principal executive officer and chief financial officer.

Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the 2012 Form 20-F Annual Report nor does this Amendment No. 1 reflect any events that have occurred after the 2012 Form 20-F Annual Report was filed with the Securities and Exchange Commission.

As used in this Amendment No. 1, unless the context otherwise requires, the “Company” and “Wacoal Holdings” refer to Wacoal Holdings Corp., and “Wacoal”, “we”, “us”, “our” and similar terms refer to Wacoal Holdings Corp. and its consolidated subsidiaries.

The Company’s fiscal year-end is March 31. In this Amendment No. 1, “fiscal 2012” refers to our fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner.

We publish our financial statements in Japanese yen. In this Amendment No. 1, references to “U.S. dollars” or “$” are to the currency of the United States and references to “yen” or “¥” are to the currency of Japan.

Users of the interactive data files included in Exhibit 101 hereto are advised that pursuant to Rule 406T of Regulation S-T, such files are deemed not filed nor part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections of those Acts.

PART I

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

	Fiscal year ended/as of March 31,
	2012		2011	2010	2009	2008
	(yen in millions and U.S. dollars in thousands unless otherwise indicated)
Income Statement Data
Net sales	¥171,897	$2,085,876	¥165,548	¥163,548	¥170,960	¥165,201
Operating income	10,377	125,919	4,401	3,829	9,833	13,337
Net income attributable to Wacoal Holdings Corp.	6,913	83,885	2,785	2,475	5,062	4,845
Balance Sheet Data
Working capital[1]	¥61,688	$748,549	¥56,530	¥54,510	¥59,016	¥61,869
Total assets	221,098	2,682,903	215,276	222,889	213,827	240,053
Short-term bank loans	5,780	70,137	6,152	7,974	5,221	5,572
Long-term debt (including current portion)	702	8,518	284	188	81	129
Common stock	13,260	160,903	13,260	13,260	13,260	13,260
Shareholders’ equity	171,496	2,081,010	167,480	171,860	166,767	184,128
Per Common Share Data
Net income attributable to Wacoal Holdings Corp.
Basic	¥49.08	$0.60	¥19.73	¥17.51	¥35.57	¥34.29
Diluted	¥49.02	$0.59	¥19.72	¥17.50	¥35.56	¥34.29
Cash dividends declared
Japanese yen	¥28	—	¥20	¥20	¥25	¥25
U.S. dollars	—	$0.34	$0.24	$0.21	$0.25	$0.25
Other Data
Weighted-average number of shares of common stock outstanding (thousands)	140,849	—	141,145	141,353	142,317	141,304

1.	Working capital equals total current assets less total current liabilities.

2.	Prior period information reflects retroactive adjustments made in connection with the change to the fiscal year end of certain consolidated subsidiaries implemented during fiscal 2012. For further discussion, see Note 1, “Summary of Significant Accounting Policies: Change of Subsidiaries’ Fiscal Year End” to our consolidated financial statements and “Item 5.A. Operating Results—Change in the Fiscal Year End of Certain Subsidiaries” below.

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

By business segment, net sales of Wacoal Business (Domestic) increased by 4.5% from ¥110,856 million for fiscal 2011 to ¥115,870 million for fiscal 2012 primarily due to strong performance of the Wacoal Brand Business Department. Net sales of Wacoal Business (Overseas) increased by 6.9% from ¥20,010 million for fiscal 2011 to ¥21,396 million for fiscal 2012 primarily due to strong performance of our reasonably priced brassieres, bottom products and our Internet sales. Net sales of Peach John increased by 19.5% from ¥11,575 million for fiscal 2011 to ¥13,836 million for fiscal 2012 primarily due to sales from our core mail-order catalogs showing strong performance and effective advertising campaigns. Net sales of the Other business segment, which include Lecien and Nanasai businesses, decreased by 10% from ¥23,107 million for fiscal 2011 to ¥20,795 million primarily due to a decrease in sales for Nanasai based on the declining effect of shop renovations that increased sales for fiscal 2011.

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

E. Share Ownership.

The following table lists the number of shares owned by our directors and corporate auditors as of June 29, 2012. As of such date, our directors and corporate auditors collectively held a total of 1,474,136 shares of our common stock as set forth below, and this number of shares constituted 1% of all outstanding shares of our common stock.

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

PART III

Item 19. Exhibits.

Exhibit Number	Description
1.1	Articles of Incorporation of the Registrant (English Translation)*

1.2	Share Handling Regulations of the Registrant (English Translation)***

1.3	Regulations of the Board of Directors of the Registrant (English Translation)****

1.4	Regulations of the Board of Corporate Auditors of the Registrant (English Translation)*

2.1	Form of Amended and Restated Deposit Agreement, dated as of December 1, 1997, among Wacoal Corp., The Bank of New York, and all Owners from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to the Registration Statement on Form F-6 (file no. 333-1634) filed on October 23, 1997)

8.1	Subsidiaries of the Registrant (See “Organizational Structure” in Item 4.C. of this Form 20-F)*****

11.1	Code of Ethics of the Registrant**

12.1	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

101	Definitions Linkbase Document

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 7, 2006.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 20, 2007.

***	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 16, 2010.

****	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 000-11743) filed on July 15, 2011.

*****	Previously filed on July 13, 2012 as part of our annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WACOAL HOLDINGS CORP.
(Registrant)

By	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: August 8, 2012